As filed with the United States Securities and Exchange Commission on July 11, 2024
Registration No. 333-278811
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Amendment No. 3
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
AJA HOLDCO, INC.*
(Exact name of registrants as specified in their charters)
Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	99-1151466 (I.R.S. Employer Identification Number)
51 Astor Place, 10th Floor
New York, New York 10003
Tel.: (212) 284-2300
(Address, including zip code, and telephone number, including area code, of registrants’ and registrant guarantor’s principal executive offices)
Adam Stone
51 Astor Place, 10th Floor
New York, New York 10003
Tel.: (212) 284-2300
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Peter Seligson Mathieu Kohmann Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Tel: (212) 446-4800	Michael S. Lee Michael Sanders Reed Smith LLP 599 Lexington Avenue New York, New York 10022 Tel: (212) 521-5400
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.
*
The registrant is currently named Aja HoldCo, Inc. The registrant plans to change its name to “Adagio Medical Holdings, Inc.” following the effective date of this registration statement and completion of the transactions described therein.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION — DATED JULY 11, 2024
PROXY STATEMENT FOR ANNUAL GENERAL MEETING
OF ARYA SCIENCES ACQUISITION CORP IV
PROSPECTUS FOR 9,306,516 SHARES OF COMMON STOCK OF AJA HOLDCO, INC. (WHICH WILL BE ISSUED
UPON CONSUMMATION OF THE BUSINESS COMBINATION AS DESCRIBED BELOW)
The board of directors of ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), has approved the transactions (collectively, the “Business Combination”) contemplated by that certain Business Combination Agreement, dated February 13, 2024 as amended by the Consent and Amendment No. 1 to Business Combination Agreement, dated as of June 25, 2024 and attached to this proxy statement/prospectus as Annex B, and (as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Aja HoldCo, Inc., a Delaware corporation and, prior to the ARYA Merger Effective Time (as defined below), a wholly owned subsidiary of ARYA (“ListCo”), ARYA, Aja Merger Sub 1, a Cayman Islands exempted company and, prior to the ARYA Merger Effective Time, a wholly owned subsidiary of ListCo (“ARYA Merger Sub”), Aja Merger Sub 2, Inc., a Delaware corporation and, prior to the Adagio Merger Effective Time (as defined below), a wholly owned subsidiary of ListCo (“Company Merger Sub”), and Adagio Medical, Inc., a Delaware corporation (“Adagio”), a copy of which is attached to this proxy statement/prospectus as Annex A and pursuant to which, among other things, ARYA Merger Sub will merge with and into ARYA (the “ARYA Merger”) and Company Merger Sub will merge with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with ARYA and Adagio surviving the Mergers and, after giving effect to such Mergers, each of ARYA and Adagio becoming a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement (the time that the ARYA Merger becomes effective being referred to as the “ARYA Merger Effective Time,” the time that the Adagio Merger becomes effective being referred to as the “Adagio Merger Effective Time,” the time after which both Mergers become effective being referred to as the “Closing,” and the date on which the Closing occurs being referred to as the “Closing Date”). Following such Mergers, shareholders of ARYA will become stockholders of ListCo. As described in this proxy statement/prospectus, ARYA’s shareholders are being asked to consider a vote upon the Business Combination, among other items. As used in this proxy statement/prospectus, “New Adagio” refers to ListCo after giving effect to the consummation of the transactions contemplated by the Business Combination Agreement. The Business Combination Agreement is subject to the satisfaction or waiver of certain closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement if the closing conditions are not met.
On the Closing Date, immediately prior to the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement, the applicable Bridge Financing Notes (as defined below) and the Subscription Agreement (as defined below) executed by Perceptive Life Sciences Master Fund, Ltd, a Cayman Islands exempted company (the “Perceptive PIPE Investor”), the Perceptive PIPE Investor will contribute (i) the $15,000,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of April 4, 2023 (the “April 2023 Notes”), (ii) the $8,000,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of November 28, 2023 (the “November 2023 Notes”), (iii) the $3,000,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of May 21, 2024 (the “May 2024 Notes”), (iv) the $2,500,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of June 25, 2024 (the “June 2024 Notes”), (v) any additional convertible promissory notes that Adagio may issue to the Perceptive PIPE Investor prior to the Closing Date to fund ongoing working capital requirements of Adagio prior to the Closing Date and that the Perceptive PIPE Investor may elect prior to the Closing Date to subject to its Subscription Agreement (such additional convertible promissory notes of Adagio, the “Additional Convertible Notes,” and, together with the April 2023 Notes, the November 2023 Notes, the May 2024 Notes and the June 2024 Notes, the “Bridge Financing Notes”), (vi) any interest that has been accruing and will remain unpaid through Closing on the Bridge Financing Notes, and (vii) an additional cash investment of approximately $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing (as defined below) being raised prior to Closing) to ListCo in exchange for (or to otherwise be converted into) shares of common stock, par value $0.0001 per share, of New Adagio (the “New Adagio Common Stock”) and/or warrants exercisable for shares of New Adagio Common Stock at $10.00 per share, subject to adjustment (the “Base Warrants”), based on the purchase price in the PIPE Financing (as defined below), in each case, on the terms and subject to the conditions set forth in the applicable Bridge Financing Note and the applicable Subscription Agreement.
On the Closing Date, immediately prior to the Adagio Merger Effective Time, Adagio will also cause (A) each warrant of Adagio (other than the Pre-Funded Warrants for Series E Preferred Shares, as defined below) to be either (x) terminated, or (y) “net” exercised in exchange for shares of common stock, par value $0.001 per share, of Adagio (“Adagio Common Stock”), determined in accordance with the terms of the applicable warrant agreement; (B) all issued and outstanding unsecured convertible promissory notes of Adagio (excluding the Bridge Financing Notes) (the “Adagio Convertible Notes”), including any accrued and unpaid interest thereon, to be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Notes (the “Adagio Convertible Note Conversion”), and such Adagio Convertible Notes shall be canceled, satisfied, extinguished, discharged and retired in connection with such conversion; and (C) each share of preferred stock, par value $0.001 per share, of Adagio (“Adagio Preferred Stock”) that is issued and outstanding immediately prior to the Adagio Merger Effective Time to be automatically converted into shares of Adagio Common Stock (the “Adagio Preferred Stock Conversion”).

Following such conversions into Adagio Common Stock, at the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement (A) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the Delaware General Corporation Law are properly exercised and not withdrawn) shall be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement, (B) each pre-funded warrant to purchase shares of Series E Preferred Stock of Adagio (“Pre-Funded Warrant for Series E Preferred Shares”) that is issued and outstanding immediately prior to the Adagio Merger Effective Time shall be automatically canceled and extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement, (C) each issued, outstanding and unexercised option to purchase Adagio Common Stock (“Adagio Option”) that is vested as of such time or will vest in connection with, or after taking into account the effect of, the consummation of the transactions contemplated by the Business Combination Agreement (whether at the Adagio Merger Effective Time or otherwise) (the “Vested Adagio Options”) with an aggregate value that exceeds the aggregate exercise price of such Adagio Option (each an “In-the-Money Adagio Option”) shall be cancelled and extinguished in exchange for options to purchase shares of New Adagio Common Stock, and (D) each issued and outstanding Adagio equity award (other than the In-the-Money Adagio Options) shall no longer be outstanding and shall automatically be canceled and extinguished for no consideration and each holder thereof shall cease to have any rights with respect thereto.
At the ARYA Merger Effective Time: (A) the issuance of shares of New Adagio Common Stock, Base Warrants and/or pre-funded warrants, each exercisable for one share of New Adagio Common Stock at $0.01 per share (the “Pre-Funded Warrants,” and together with the Base Warrants, the “PIPE Warrants”), pursuant to the terms of the PIPE Financing will occur; (B) each issued and outstanding Class A ordinary share, par value $0.0001 per share, of ARYA (the “Class A ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, 499,000 shares of which will be issued to ARYA Sciences Holdings IV, a Cayman Islands exempted company (the “Sponsor”) in exchange for the private placement Class A ordinary shares held by it; (C) shares of New Adagio Common Stock will be issued to the Sponsor in connection with the Sponsor’s option to contribute the ARYA Convertible Promissory Notes (as defined below) to ARYA in exchange for Class A ordinary shares; (D) each issued and outstanding Class B ordinary share, par value $0.0001 per share, of ARYA (the “Class B ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares that will be forfeited by the Sponsor and issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, and 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject to share trigger price vesting and will vest if, prior to the tenth anniversary of the Closing, the post-Closing share price of New Adagio equals or exceeds $24.00 per share for any 20 trading days within any 30 trading day period, as further described herein (the “Share Trigger Price Vesting”); (E) New Adagio will issue the New Adagio Convertible Notes (as defined below) and Convert Warrants (as defined below) pursuant to the Convertible Security Subscription Agreement (as defined below) and the 2024 Bridge Financing Note Subscription Agreement (as defined below); and (F) ARYA’s amended and restated memorandum and articles of association, as amended (the “Existing Governing Documents”) will be amended and restated in connection with ARYA becoming a subsidiary of ListCo, as described in the accompanying proxy statement/prospectus.
Prior to the ARYA Merger Effective Time, ARYA and ListCo will cause (A) ListCo to file with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation of ListCo, substantially in the form attached to the accompanying proxy statement/prospectus as Annex D and (B) the board of directors of ListCo to approve and adopt amended and restated bylaws of ListCo, substantially in the form attached to the accompanying proxy statement/prospectus as Annex E. Following the Closing, ListCo’s name will be changed to “Adagio Medical Holdings, Inc.” (or such other name mutually agreed to by ARYA and Adagio).
On the Closing Date, prior to the ARYA Merger Effective Time, ARYA will cause each holder of Class A ordinary shares that has timely and validly made a redemption election to be redeemed on the terms and subject to the conditions set forth in the Existing Governing Documents and the other procedures described herein.
As described above, in connection with the execution of the Business Combination Agreement, ListCo and ARYA entered into Subscription Agreements (as may be amended, supplemented or otherwise modified from time to time, the “Initial Subscription Agreements'') with the Perceptive PIPE Investor and certain other investors (the “Initial Other PIPE Investors,'' and, together with the Perceptive PIPE Investor, the “Initial PIPE Investors''). In June 2024, ListCo and ARYA entered into additional Subscription Agreements (as may be amended, supplemented or otherwise modified from time to time, the “June Subscription Agreements” and, together with the Initial Subscription Agreements, the “Subscription Agreements”) with certain additional investors (the “June PIPE Investors” and, together with the Initial Other PIPE Investors, the “Other PIPE Investors,” and the Other PIPE Investors, together with the Perceptive PIPE Investor, the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors have committed financing valued at approximately $55,600,000 (the “PIPE Financing”). The PIPE Financing is comprised of: (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares in the open market for $2,500,000 and not to redeem such shares prior to the Closing Date (valued as of July 8, 2024 at approximately $2,542,710 based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024), which will result in the issuance of approximately 355,459 shares of New Adagio Common Stock and approximately 299,904 Base Warrants (including the Class A ordinary shares purchased by such Other PIPE Investors and that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the Business Combination); (ii) commitments by certain investors that are shareholders of ARYA not to redeem approximately 247,700 Class A ordinary shares (valued as of July 8, 2024 at approximately $2,858,883 based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024), which will result in the issuance of approximately 405,086 shares of New Adagio Common Stock and approximately 343,070 Base Warrants (including the Class A ordinary shares that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the Business Combination); (iii) agreements to subscribe for and purchase at Closing approximately 1,706,666 shares of New Adagio Common Stock and approximately 1,440,000 Base Warrants for an aggregate purchase price of approximately $12,000,000; (iv) the contribution of $28,500,000 of Bridge Financing Notes to ListCo and any interest that has been accruing and will remain unpaid thereon prior to Closing pursuant to the terms of the Subscription Agreement executed by the Perceptive PIPE Investor; and (v) an additional cash investment by the Perceptive PIPE Investor of approximately $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing being raised prior to Closing). In respect of its Subscription Agreement described in (iv) and (v) in the foregoing, the Perceptive PIPE Investor will be issued approximately 5,361,193 shares of New Adagio Common Stock and approximately 4,388,470 Base Warrants. As provided for in the Subscription Agreements, the number of shares of New Adagio Common Stock and Base Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A ordinary shares at Closing, the average per share price of the Class A ordinary shares purchased by certain PIPE Investors in the open market and the amount of interest on the Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock and PIPE Warrants. Further, under the Subscription Agreement executed by the Perceptive PIPE Investor, as amended, the Perceptive PIPE Investor may subject Additional Convertible Notes to its Subscription Agreement, which will result in the issuance of additional shares of New Adagio Common Stock and PIPE Warrants at the same issuance rate at which shares of New Adagio Common Stock and PIPE Warrants will be issued to the Perceptive PIPE Investor based on the contribution of the existing $28,500,000 of Bridge Financing Notes to ListCo (including any interest that has been accruing and will remain unpaid thereon prior to Closing), as described in the foregoing. Such New Adagio Common Stock and PIPE Warrant issuance rate for Additional Convertible Notes that the Perceptive PIPE Investor may subject to its Subscription Agreement is equal to approximately 0.12 shares of New Adagio Common Stock and 0.12 PIPE Warrants per U.S. Dollar loaned by the Perceptive PIPE Investor to Adagio under an Additional Convertible Note. The shares of New Adagio Common Stock and PIPE Warrants to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act''), and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. For additional information on the calculation of the number of shares that will be issued pursuant to each Subscription Agreement, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing.''
Further, in connection with the execution of the Business Combination Agreement, certain investors (“Convert Investors”) executed a securities purchase agreement, dated February 13, 2024, with ListCo (such agreement and any assignment agreement thereunder in connection with any Additional Financing (as defined below), the “Convertible Security Subscription Agreement”), pursuant to which ListCo will issue on the Closing Date to the Convert Investors $20,000,000 of 13% senior secured convertible notes (the “New Adagio Convertible Notes”), which will be convertible into shares of New Adagio Common Stock at a conversion price of $10.00 per share, subject to adjustment, and 1,500,000 warrants (the “Convert Warrants”), each Convert Warrant being exercisable on a cashless basis or for cash at a price of $24.00 per share, subject to adjustment (the “Base Convert Financing”). Such $20,000,000 of financing in the form of New Adagio Convertible Notes includes the conversion of the 2024 Bridge Financing Notes into New Adagio Convertible Notes and Convert Warrants at Closing, subject to Additional Financing being raised prior to Closing, as further described below. The New Adagio Convertible Notes will have a maturity of three years and nine months after Closing and interest will be payable in cash or compound as additional principal outstanding. Concurrently with the execution of the Convertible Security Subscription Agreement, the Perceptive PIPE Investor also purchased a $7,000,000 convertible promissory note of Adagio (the “2024 Bridge Financing Note”) pursuant to a note purchase agreement, dated February 13, 2024, by and among the Perceptive PIPE Investor, Adagio and ListCo (the “2024 Bridge Financing Note Subscription Agreement”). On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into $7,000,000 of New Adagio Convertible Notes and 525,000 Convert Warrants on the same terms as the other Convert Investors executing the Convertible Security Subscription Agreement (the conversion of the 2024 Bridge Financing Note held by the Perceptive PIPE Investor into New Adagio Convertible Notes and Convert Warrants and the purchase of New Adagio Convertible Notes and Convert Warrants by the other Convert Investors in the Base Convert Financing, the “Convertible Security Financing”). Subject to ARYA and New Adagio receiving any new financing or commitment for financing, whether in the form of equity, debt or convertible debt, before the Closing Date (any such financing, an “Additional Financing”), the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid with the funds raised in connection with such Additional Financing instead of such 2024 Bridge Financing Note converting into New Adagio Convertible Notes and Convert Warrants. The New Adagio Convertible Notes and the Convert Warrants issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is

contingent upon, among other things, the substantially concurrent closing of the Business Combination. As set forth in the Convertible Security Subscription Agreement, the closing of $7,500,000 of financing by a Convert Investor in the Convertible Security Financing is conditioned on New Adagio having a certain amount of available unrestricted cash on the Closing Date.
In connection with the Closing and immediately prior to the ARYA Merger Effective Time, the Sponsor may elect to contribute the unsecured convertible promissory note, dated as of November 7, 2022, by and between the Sponsor and ARYA (the “First Convertible Promissory Note”), the unsecured convertible promissory note, dated as of February 28, 2023, by and between the Sponsor and ARYA (as amended on February 13, 2024, the “Second Convertible Promissory Note”), the amended and restated unsecured convertible promissory note, dated as of February 13, 2024, by and between the Sponsor and ARYA (the “A&R Third Promissory Note”), the unsecured convertible promissory note, dated as of February 8, 2024, by and between the Sponsor and ARYA (the “Fourth Convertible Promissory Note”), the unsecured convertible promissory note, dated as of June 28, 2024, by and between the Sponsor and ARYA (the “Fifth Convertible Promissory Note”) and any additional unsecured convertible promissory notes that ARYA may issue to the Sponsor prior to the Closing Date to fund ARYA's working capital requirements and deposits that ARYA is required to make, at the election of the Sponsor, into the Trust Account pursuant to the Existing Governing Documents to extend the deadline by which ARYA is required to consummate a business combination (such additional unsecured convertible promissory notes, the “Additional ARYA Convertible Notes,” and, together with the First Convertible Promissory Note, the Second Convertible Promissory Note, the A&R Third Promissory Note, the Fourth Convertible Promissory Note, the Fifth Convertible Promissory Note and any Additional ARYA Convertible Promissory Notes, the “ARYA Convertible Promissory Notes”) to ARYA in exchange for Class A ordinary shares, par value $0.0001 per share, of ARYA (the “Working Capital Shares”) at a conversion price of $10.00 per Class A ordinary share.
This prospectus covers 9,306,516 shares of New Adagio Common Stock. The number of shares of New Adagio Common Stock that this prospectus covers represents the maximum number of shares that may be issued to holders of shares of Adagio in connection with the Business Combination (as more fully described in this proxy statement/prospectus), together with the shares issued or issuable to the existing shareholders of ARYA in connection with the Business Combination, including the Share Trigger Price Vesting contemplated thereby.
ARYA’s Class A ordinary shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ARYD.” ListCo will apply for listing, to be effective at the time of the Business Combination, of the New Adagio Common Stock on Nasdaq under the proposed symbol “ADGM.” It is a condition of the consummation of the Business Combination that ARYA receive confirmation from Nasdaq that New Adagio has been conditionally approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met or that ARYA will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the Nasdaq condition set forth in the Business Combination Agreement is waived by the applicable parties.
The accompanying proxy statement/prospectus provides shareholders of ARYA with detailed information about the Business Combination and other matters to be considered at the annual general meeting of ARYA. We encourage you to read the entire accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 36 of the accompanying proxy statement/prospectus.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
The accompanying proxy statement/prospectus is dated [•], 2024, and is first being mailed to ARYA’s shareholders on or about [•], 2024.

ARYA SCIENCES ACQUISITION CORP IV
51 Astor Place, 10th Floor
New York, New York 10003
Dear ARYA Sciences Acquisition Corp IV Shareholders:
You are cordially invited to attend the annual general meeting (the “General Meeting”) of ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), at [•] [a.m./p.m.], Eastern Time, on [•], 2024, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.
The General Meeting will be conducted via live webcast, but the physical location of the General Meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association, as amended (the “Existing Governing Documents”). If you wish to attend the General Meeting in person, you must reserve your attendance at least two business days in advance of the General Meeting by contacting ARYA’s Secretary at ARYA4@perceptivelife.com by 9:30 a.m., Eastern Time, on [•], 2024. You will be able to attend the General Meeting online, vote and submit your questions during the General Meeting by visiting https://www.cstproxy.com/arya4/egm2024.
At the General Meeting, ARYA shareholders will, among others, be asked to consider and vote upon a proposal, which is referred to herein as the “Business Combination Proposal” to approve and adopt the Business Combination Agreement, dated February 13, 2024 (as amended by the Consent and Amendment No. 1 to Business Combination Agreement, dated as of June 25, 2024, and as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Aja HoldCo, Inc., a Delaware corporation and, prior to the ARYA Merger Effective Time (as defined below), a wholly owned subsidiary of ARYA (“ListCo”), ARYA, Aja Merger Sub 1, a Cayman Islands exempted company and, prior to the ARYA Merger Effective Time, a wholly owned subsidiary of ListCo (“ARYA Merger Sub”), Aja Merger Sub 2, Inc., a Delaware corporation and, prior to the Adagio Merger Effective Time (as defined below), a wholly owned subsidiary of ListCo (“Company Merger Sub”) and Adagio Medical, Inc., a Delaware corporation (“Adagio”). The Business Combination Agreement and the transactions contemplated thereby (the “Business Combination”) were approved by the boards of directors of ARYA (the “ARYA Board”) and Adagio. The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement if the closing conditions are not met.
Pursuant to the Business Combination Agreement, ARYA Merger Sub will merge with and into ARYA (the “ARYA Merger”) and Company Merger Sub will merge with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with ARYA and Adagio surviving the Mergers and, after giving effect to such Mergers, each of ARYA and Adagio becoming a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement (the time that the ARYA Merger becomes effective being referred to as the “ARYA Merger Effective Time,” the time that the Adagio Merger becomes effective being referred to as the “Adagio Merger Effective Time,” and the time after which both Mergers become effective being referred to as the “Closing”). As used herein or in the accompanying proxy statement/prospectus, “New Adagio” refers to ListCo after giving effect to the consummation of the transactions contemplated by the Business Combination Agreement.
As further described in the accompanying proxy statement/prospectus, at the ARYA Merger Effective Time, (A) each issued and outstanding Class A ordinary share, par value $0.0001 per share, of ARYA (the “Class A ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of common stock, par value $0.0001 per share, of New Adagio (the “New Adagio Common Stock”); and (B) each issued and outstanding Class B ordinary share, par value $0.0001 per share, of ARYA (the “Class B ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares that will be forfeited by ARYA Sciences Holdings IV (the “Sponsor”) and issued by ListCo to the PIPE Investors (as defined in the accompanying proxy statement/prospectus), and 1,147,500 shares of New Adagio Common Stock that will be issuable to the Sponsor will be subject to Share Trigger Price Vesting (as defined in the accompanying proxy statement/prospectus). In connection with the consummation of the transactions contemplated by the Business Combination Agreement and as described in more details in the accompanying proxy statement/prospectus, at Closing, ListCo will, among others, change its name to “Adagio Medical Holdings, Inc.” (or such other name mutually agreed to by ARYA and Adagio) and will be issuing (i) shares of New Adagio Common Stock to holders of Adagio Common Stock, Adagio Preferred Stock (as defined in the accompanying proxy statement/prospectus) and Adagio Convertible Notes (as defined in the accompanying proxy statement/prospectus), (ii) options to purchase shares of New Adagio Common Stock to holders of In-the-Money Adagio Options (as defined in the accompanying proxy statement/prospectus), (iii) shares of New Adagio Common Stock and PIPE Warrants (as defined in the accompanying proxy statement/prospectus) in the PIPE Financing (as defined in the accompanying proxy statement/prospectus), (iv) New Adagio Convertible Notes (as defined in the accompanying proxy statement/prospectus) and Convert Warrants (as defined in the accompanying proxy statement/prospectus), and (v) issue shares of New Adagio Common Stock upon conversion of the ARYA Convertible Promissory Notes (as defined in the accompanying proxy statement/prospectus).
Certain related agreements were entered into in connection with the signing of the Business Combination Agreement or will be executed in connection with consummation of the transactions contemplated by the Business Combination Agreement, including the Subscription Agreements, the Base Warrant Agreement, the Pre-Funded Warrant Agreement, the Convertible Security Subscription Agreement, the Convert Warrant Agreement, the Convert Guaranty, the Convert Security Document, the Convert Registration Rights Agreement, the 2024 Bridge Financing Note Subscription Agreement, the Investor Rights Agreement, the Sponsor Letter Agreement and the Adagio Stockholder Transaction Support Agreements (each as defined and further described in the accompanying proxy statement/prospectus). See the section entitled “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination” in the accompanying proxy statement/prospectus for more information.
If the Business Combination is approved, ARYA will cause any Public Shares (as defined below) that have been validly tendered or delivered for redemption on the Closing Date, as described in the accompanying proxy statement/prospectus, to be redeemed prior to the ARYA Merger Effective Time. Notwithstanding the foregoing, holders of Public Shares, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act of 1934, as amended) will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares. Accordingly, any holders of Public Shares or “group” in excess of such 15% cap will not be redeemed by ARYA. Any outstanding Class B ordinary shares or private placement shares of ARYA will be excluded from the pro rata calculation used to determine the per share redemption price applicable to Public Shares that are redeemed.
You will also be asked to consider and vote upon (A) a proposal to (i) authorize the ARYA Merger and approve the plan of merger in the form attached to the accompanying proxy statement/prospectus as Annex F, subject to such amendments as may be approved by any director of ARYA (the “Plan of Merger”), and (ii) authorize the entry by ARYA into the Plan of Merger and approve the amendment and restatement of the Existing Governing Documents (the “ARYA Merger Proposal”), (B) a proposal to re-elect Leslie Trigg as a Class I director to serve for a term of three years or until her successor is duly elected or appointed and qualified (the “Director Election Proposal”), and (C) a proposal to adjourn the General Meeting to a later date or dates to the extent necessary (the “Adjournment Proposal”). The Adjournment Proposal provides for a vote to adjourn the General Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Condition Precedent Proposals, (ii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to the accompanying proxy statement/prospectus, or (iii) if the public holders of Class A ordinary shares, issued in ARYA’s initial public offering (the “Public Shares”), have elected to redeem such number of shares that New Adagio would not be approved for listing on a U.S. stock exchange.
The Business Combination will be consummated only if the Business Combination Proposal and the ARYA Merger Proposal (collectively, the “Condition Precedent Proposals”) are approved at the General Meeting. Neither the Director Election Proposal nor the Adjournment Proposal is conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.
Only holders of record of the Class A ordinary shares and Class B ordinary shares (collectively, the “ARYA Shares”) at the close of business on [•], 2024 are entitled to notice of the General Meeting and to vote and have their votes counted at the General Meeting and any adjournments of the General Meeting. Only holders of Class B ordinary shares may vote on the appointment of directors. The accompanying proxy statement/prospectus and proxy card is being provided to ARYA’s shareholders in connection with the solicitation of proxies to be voted at the General Meeting and at any adjournment of the General Meeting. Information about the General Meeting, the Business Combination and other related business to be considered by ARYA’s shareholders at the General Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the General Meeting, all of ARYA’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and the documents referred to therein carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 36 of the accompanying proxy statement/prospectus.
After careful consideration, the board of directors of ARYA (the “ARYA Board”) has approved the Business Combination Agreement and the transactions contemplated thereby, including the Mergers, and recommends that the ARYA shareholders vote “FOR” the Business Combination Proposal, “FOR” the ARYA Merger Proposal, “FOR” the Director Election Proposal (in the case of the holders of the Class B ordinary shares) and “FOR” the Adjournment Proposal in each case, if presented to the ARYA shareholders at the General Meeting. When you consider the ARYA Board’s recommendation of these proposals, you should keep in mind that directors and officers of ARYA have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” in the accompanying proxy statement/prospectus.
The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter.
The approval of the ARYA Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, the proposed amendments to the provisions of the Existing Governing Documents governing the appointment or removal of directors prior to ARYA’s initial business combination may only be amended by a special resolution passed by holders representing at least two-thirds (2/3) of the outstanding Class B ordinary shares who attend and vote in person or represented by proxy at the General Meeting.
The approval of the Director Election Proposal requires an ordinary resolution of the holders of the Class B ordinary shares. Only holders of Class B ordinary shares may vote on the appointment of directors and our initial shareholders hold all issued and outstanding Class B ordinary shares.
Please note that as further described in the accompanying proxy statement/prospectus, the Sponsor and the officers and directors of ARYA have agreed to (a) vote any of their ARYA Shares in favor of the Business Combination and (b) waive their redemption rights with respect to any ARYA Shares they own in connection with the consummation of the Business Combination. As of the date of the accompanying proxy statement/prospectus, the Sponsor and directors and officers of ARYA own approximately 56.2% of the issued and outstanding ARYA Shares in the aggregate. Assuming that all shareholders who are entitled to do so attend the General Meeting and vote, the approval of each of the Business Combination Proposal and the Adjournment Proposal would not require the affirmative vote of any Public Shareholder in addition to the affirmative vote of the initial shareholders. Assuming that all shareholders who are entitled to do so attend the General Meeting and vote, the affirmative vote of 787,845 of the Public Shares, in addition to the affirmative vote of the initial shareholders, would be required to approve the ARYA Merger Proposal.
To ensure your representation at the General Meeting, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the General Meeting and vote electronically, obtain a proxy from your broker or bank.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the General Meeting or not, please complete, sign, date and return the enclosed proxy card as soon as possible in the envelope provided. Your proxy card must be received by ARYA not less than 48 hours before the scheduled time of the General Meeting or any adjournment thereof at which the person named in the proxy card proposes to vote. Proxy cards received after this time will not be counted. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the General Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the General Meeting. If you are a shareholder of record and you attend the General Meeting and wish to vote in person, you may withdraw your proxy and vote in person.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO ARYA’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE INITIALLY SCHEDULED VOTE AT THE GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER TENDERING OR DELIVERING YOUR PUBLIC SHARES (AND CERTIFICATES, IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT OR BY TENDERING OR DELIVERING YOUR PUBLIC SHARES (AND CERTIFICATES, IF ANY) AND OTHER REDEMPTION FORMS ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.
On behalf of ARYA’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.
Sincerely,

Joseph Edelman
Chairman of the Board of Directors
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
The accompanying proxy statement/prospectus is dated [•], 2024 and is first being mailed to shareholders on or about [•], 2024.

ARYA SCIENCES ACQUISITION CORP IV
51 Astor Place, 10th Floor
New York, New York 10003

NOTICE OF ANNUAL GENERAL MEETING
TO BE HELD ON [•], 2024
TO THE SHAREHOLDERS OF ARYA SCIENCES ACQUISITION CORP IV:
NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders (the “General Meeting”) of ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), will be held at [•] [a.m./p.m.], Eastern Time, on [•], 2024, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.
The General Meeting will be conducted via live webcast, but the physical location of the General Meeting will remain at the location specified above for the purposes of our amended and restated memorandum and articles of association, as amended (the “Existing Governing Documents”). If you wish to attend the General Meeting in person, you must reserve your attendance at least two business days in advance of the General Meeting by contacting ARYA’s Secretary at ARYA4@perceptivelife.com by 9:30 a.m., Eastern Time, on [•], 2024. You will be able to attend the General Meeting online, vote and submit your questions during the General Meeting by visiting https://www.cstproxy.com/arya4/egm2024.
You are cordially invited to attend the General Meeting, which will be held for the purpose of considering and, if thought fit, passing each of the following resolutions that is put to the shareholders for a vote:
•
Proposal 1—The Business Combination Proposal: RESOLVED, as an ordinary resolution, that, subject to the approval of the ARYA Merger Proposal, ARYA’s entry into the Business Combination Agreement, dated as of February 13, 2024 (as amended by the Consent and Amendment No. 1 to Business Combination Agreement, dated as of June 25, 2024 and attached to this proxy statement/prospectus as Annex B, and as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among ARYA, Aja HoldCo, Inc., a Delaware corporation and, prior to the ARYA Merger Effective Time (as defined below), a wholly owned subsidiary of ARYA (“ListCo”), Aja Merger Sub 1, a Cayman Islands exempted company and, prior to the ARYA Merger Effective Time, a wholly owned subsidiary of ListCo (“ARYA Merger Sub”), Aja Merger Sub 2, Inc., a Delaware corporation and, prior to the Adagio Merger Effective Time (as defined below), a wholly owned subsidiary of ListCo (“Company Merger Sub”), and Adagio Medical, Inc., a Delaware corporation (“Adagio”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, pursuant to which, among others:

(A)
ARYA Merger Sub will merge with and into ARYA (the “ARYA Merger”) and Company Merger Sub will merge with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with ARYA and Adagio surviving the Mergers and, after giving effect to such Mergers, each of ARYA and Adagio becoming a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement (the time that the ARYA Merger becomes effective being referred to as the “ARYA Merger Effective Time,” the time that the Adagio Merger becomes effective being referred to as the “Adagio Merger Effective Time” and the time after which both Mergers become effective being referred to as the “Closing”);

(B)
On the date on which Closing occurs (the “Closing Date”), immediately prior to the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement, the applicable Bridge Financing Notes (as defined in the accompanying proxy statement/prospectus) and the Subscription Agreement (as defined in the accompanying proxy statement/prospectus) executed by Perceptive Life Sciences Master Fund, Ltd, a Cayman Islands exempted company (the “Perceptive PIPE Investor”), the Perceptive PIPE Investor will contribute (i) the $15,000,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of April 4, 2023 (the “April 2023 Notes”), (ii) the $8,000,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of November 28, 2023 (the “November 2023 Notes”), (iii) the

$3,000,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of May 21, 2024 (the “May 2024 Notes”), (iv) the $2,500,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of June 25, 2024 (the “June 2024 Notes”) (v) any additional convertible promissory notes that Adagio may issue to the Perceptive PIPE Investor prior to the Closing Date to fund ongoing working capital requirements of Adagio prior to the Closing Date and that the Perceptive PIPE Investor may elect prior to the Closing Date to subject to its Subscription Agreement (such additional convertible promissory notes of Adagio, the “Additional Convertible Notes,” and, together with the April 2023 Notes, the November 2023 Notes, the May 2024 Notes and the June 2024 Notes, the “Bridge Financing Notes”), (vi) any interest that has been accruing and will remain unpaid through Closing on the Bridge Financing Notes, and (vii) an additional cash investment of approximately $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing (as defined in the accompanying proxy statement/prospectus) being raised prior to Closing) to ListCo in exchange for (or to otherwise be converted into) shares of common stock, par value $0.0001 per share, of New Adagio (the “New Adagio Common Stock”) and/or warrants exercisable for shares of New Adagio Common Stock at $10.00 per share, subject to adjustment (the “Base Warrants”), based on the purchase price in the PIPE Financing (as defined in the accompanying proxy statement/prospectus), in each case, on the terms and subject to the conditions set forth in the applicable Bridge Financing Note and the applicable Subscription Agreement;
(C)
On the Closing Date, immediately prior to the Adagio Merger Effective Time, Adagio will also cause (A) each warrant of Adagio (other than the Pre-Funded Warrants for Series E Preferred Shares) to be either (x) terminated, or (y) “net” exercised in exchange for shares of common stock, par value $0.001 per share, of Adagio (“Adagio Common Stock”) determined in accordance with the terms of the applicable warrant agreement, (B) all issued and outstanding unsecured convertible promissory notes of Adagio (excluding the Bridge Financing Notes) (the “Adagio Convertible Notes”), including any accrued and unpaid interest thereon, to be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Notes (the “Adagio Convertible Note Conversion”) and such Adagio Convertible Notes shall be canceled, satisfied, extinguished, discharged and retired in connection with such conversion, and (C) each share of preferred stock, par value $0.001 per share, of Adagio (“Adagio Preferred Stock”) that is issued and outstanding immediately prior to the Adagio Merger Effective Time to be automatically converted into shares of Adagio Common Stock (the “Adagio Preferred Stock Conversion”). Following such conversions into Adagio Common Stock, at the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement (A) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the Delaware General Corporation Law are properly exercised and not withdrawn) shall be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement, (B) each Pre-Funded Warrant for Series E Preferred Shares that is issued and outstanding immediately prior to the Adagio Merger Effective Time shall be automatically canceled and extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement, (C) each issued, outstanding and unexercised option to purchase Adagio Common Stock (“Adagio Option”) that is vested as of such time or will vest in connection with, or after taking into account the effect of, the consummation of the transactions contemplated by the Business Combination Agreement (whether at the Adagio Merger Effective Time or otherwise) (the “Vested Adagio Options”) with an aggregate value that exceeds the aggregate exercise price of such Adagio Option (each an “In-the-Money Adagio Option”) shall be cancelled and extinguished in exchange for options to purchase shares of New Adagio Common Stock, and (D) each issued and outstanding Adagio equity award (other than the In-the-Money Adagio Options) shall no longer be outstanding and shall automatically be canceled and extinguished for no consideration and each holder thereof shall cease to have any rights with respect thereto;

(D)
At the ARYA Merger Effective Time: (A) the issuance of shares of New Adagio Common Stock, Base Warrants and/or pre-funded warrants, each exercisable for one share of New Adagio Common Stock at $0.01 per share (the “Pre-Funded Warrants,” and together with the Base Warrants, the “PIPE Warrants”), pursuant to the terms of the PIPE Financing will occur; (B) each issued and outstanding

Class A ordinary share, par value $0.0001 per share, of ARYA (the “Class A ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, 499,000 shares of which will be issued to ARYA Sciences Holdings IV, a Cayman Islands exempted company (the “Sponsor”) in exchange for the private placement Class A ordinary shares held by it; (C) shares of New Adagio Common Stock will be issued to the Sponsor in connection with the Sponsor’s option to contribute the ARYA Convertible Promissory Notes (as defined in the accompanying proxy statement/prospectus) to ARYA in exchange for Class A ordinary shares; (D) each issued and outstanding Class B ordinary share, par value $0.0001 per share, of ARYA (the “Class B ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares that will be forfeited by the Sponsor and issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, and 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject to share trigger price vesting and will vest if, prior to the tenth anniversary of the Closing, the post-Closing share price of New Adagio equals or exceeds $24.00 per share for any 20 trading days within any 30 trading day period, as further described herein (the “Share Trigger Price Vesting”); (E) New Adagio will issue the New Adagio Convertible Notes (as defined in the accompanying proxy statement/prospectus) and Convert Warrants (as defined in the accompanying proxy statement/prospectus) pursuant to the Convertible Security Subscription Agreement (as defined in the accompanying proxy statement/prospectus) and the 2024 Bridge Financing Note Subscription Agreement (as defined in the accompanying proxy statement/prospectus); and (F) ARYA’s amended and restated memorandum and articles of association, as amended (the “Existing Governing Documents”) will be amended and restated in connection with ARYA becoming a subsidiary of ListCo, as described in the accompanying proxy statement/prospectus; and
(E)
Prior to the ARYA Merger Effective Time, ARYA and ListCo will cause (A) ListCo to file with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation of ListCo, substantially in the form attached to the accompanying proxy statement/prospectus as Annex D and (B) the board of directors of ListCo to approve and adopt amended and restated bylaws of ListCo, substantially in the form attached to the accompanying proxy statement/prospectus as Annex E. Following the Closing, ListCo’s name will be changed to “Adagio Medical Holdings, Inc.” (or such other name mutually agreed to by ARYA and Adagio), in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement, certain related agreements (including the Subscription Agreements, the Base Warrant Agreement, the Pre-Funded Warrant Agreement, the Convertible Security Subscription Agreement, the Convert Warrant Agreement, the Convert Guaranty, the Convert Security Document, the Convert Registration Rights Agreement, the 2024 Bridge Financing Note Subscription Agreement, the Investor Rights Agreement, the Sponsor Letter Agreement and the Adagio Stockholder Transaction Support Agreements, each in the form attached to the accompanying proxy statement/prospectus as Annex G, Annex H, Annex I, Annex J, Annex K, Annex L, Annex M, Annex N, Annex O, Annex P, Annex Q, Annex R, Annex S, Annex T, Annex U and Annex V respectively), and the transactions contemplated thereby, be approved, ratified and confirmed in all respects.
•	Proposal 2—The ARYA Merger Proposal: RESOLVED, as a special resolution, that, subject to the approval of the Business Combination Proposal:
(A)
ARYA be, and hereby is, authorized to merge with ARYA Merger Sub, so that ARYA be the surviving company of such merger and all the undertakings, property, rights, privileges, agreements, powers and franchises, liabilities and duties of ARYA Merger Sub vest in ARYA by virtue of such merger, pursuant to the Companies Act (Revised) of the Cayman Islands and the Plan of Merger (as defined below);

(B)
the plan of merger, by and among ARYA, ARYA Merger Sub and ListCo, in the form attached to the accompanying proxy statement/prospectus as Annex F, subject to such amendments as may be approved by any director of ARYA, including the annexures thereto (the “Plan of Merger”) be, and hereby is, authorized, approved and confirmed in all respects;

(C)	ARYA be, and hereby is, authorized to enter into the Plan of Merger; and

(D)	ARYA amend and restate its memorandum and articles of association, as amended, in the form attached to the Plan of Merger with effect from the effective time of such merger.
•	Proposal No. 3—Director Election Proposal: To re-elect Leslie Trigg as a Class I director to serve for a term of three years or until her successor is duly elected or appointed and qualified.
•
Proposal 4—The Adjournment Proposal: RESOLVED, as an ordinary resolution, that the adjournment of the General Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Condition Precedent Proposals, (ii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to the accompanying proxy statement/prospectus or (iii) if the holders of the Public Shares have elected to redeem such number of shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange.

•
To transact such other business as may properly come before the General Meeting or any adjournments thereof including the presentation of the financial statements of ARYA for the year ended December 31, 2023.

Each of the Business Combination Proposal and the ARYA Merger Proposal (the “Condition Precedent Proposals”) is conditioned upon the approval and adoption of the other Condition Precedent Proposal. Neither the Director Election Proposal and the Adjournment Proposal is conditioned on any other proposal.
These items of business are described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.
Only holders of record of the ARYA Shares at the close of business on [•], 2024 (the “Record Date”) are entitled to notice of the General Meeting and to vote and have their votes counted at the General Meeting and any adjournments of the General Meeting. Only holders of Class B ordinary shares may vote on the appointment of directors. The accompanying proxy statement/prospectus and accompanying proxy card is being provided to ARYA’s shareholders in connection with the solicitation of proxies to be voted at the General Meeting and at any adjournment of the General Meeting. Whether or not you plan to attend the General Meeting, all of ARYA’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and the documents referred to therein carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 36 of the accompanying proxy statement/prospectus.
After careful consideration, the board of directors of ARYA (the “ARYA Board”) has approved the Business Combination Agreement and the transactions contemplated thereby, including the Mergers, and recommends that the ARYA shareholders vote “FOR” the Business Combination Proposal, “FOR” the ARYA Merger Proposal, “FOR” the Director Election Proposal (in the case of the holders of the Class B ordinary shares) and “FOR” the Adjournment Proposal, in each case, if presented to the ARYA shareholders at the General Meeting. When you consider the ARYA Board’s recommendation of these proposals, you should keep in mind that directors and officers of ARYA have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” in the accompanying proxy statement/prospectus.
Pursuant to the Existing Organizational Documents, a public holder of the Class A ordinary shares sold in ARYA’s initial public offering (whether they were purchased in ARYA’s initial public offering or thereafter in the open market) (a “Public Shareholder,” and, such shares, the “Public Shares”) may request that ARYA redeems all or a portion of its Public Shares for cash if the Business Combination is consummated. If the Business Combination is approved, ARYA will cause any Public Shares that have been validly tendered or delivered for redemption on the date for which the closing of the Business Combination occurs (the “Closing Date”), to be redeemed prior to the ARYA Merger Effective Time. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)	hold Public Shares; and
(ii)
prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting), (a) submit a written request to Continental Stock Transfer & Trust Company (“Continental”), ARYA’s transfer agent (the “Transfer Agent”), in which you (i) request that ARYA redeems all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and (b) deliver your Public Shares to the Transfer Agent, physically or electronically through the Depository Trust Company (“DTC”).
The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public Shareholders may seek to have their Public Shares redeemed by ARYA, regardless of whether they vote for or against the Business Combination Proposal or any other proposal and whether they held ARYA Shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds ARYA Shares on or before [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata portion of the aggregate amount then on deposit in the trust account established at the consummation of ARYA’s initial public offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination and including interest earned on the funds held in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $38,087,853 on July 8, 2024, the estimated per share redemption price is expected to be approximately $11.54. A Public Shareholder who has properly tendered or delivered his, her or its Public Shares for redemption will be entitled to receive his, her or its pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such shares only if the Business Combination is completed. If the Business Combination is not completed, the redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own any shares. See “Annual General Meeting of ARYA Shareholders—Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Public Shareholders who seek to redeem their Public Shares must demand redemption no later than 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) by (a) submitting a written request to the Transfer Agent that ARYA redeem such holder’s Public Shares for cash, (b) affirmatively certifying in such request to the Transfer Agent for redemption if such holder is acting in concert or as a “group” (as defined in Section 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with any other shareholder with respect to ARYA Shares and (c) tendering or delivering their ARYA Shares, either physically or electronically using DTC’s deposit/withdrawal at custodian system (“DWAC”), at the holder’s option, to the Transfer Agent prior to the General Meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered or delivered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by ARYA.
Pursuant to that certain letter agreement, dated as of February 25, 2021 (the “SPAC Sponsor Letter Agreement”), the Sponsor, officers and directors of ARYA have waived all of their redemption rights and will not have redemption rights with respect to any ARYA Shares owned by them, directly or indirectly. As of the date of the accompanying proxy statement/prospectus, the initial shareholders own approximately 56.2% of the issued and outstanding ARYA Shares. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Concurrently with the execution of the Business Combination Agreement, ARYA, the Sponsor, each of Messrs. Wider and Henderson and Ms. Trigg (collectively, the “Other Class B Shareholders” and with the Sponsor, the “initial shareholders”), each of Joseph Edelman, Adam Stone, Michael Altman and Konstantin Poukalov (with the initial shareholders, the “Insiders”), ListCo and Adagio entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”) pursuant to which, among other things, (i) each initial shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of ARYA shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each initial shareholder agreed to waive any adjustment to the conversion ratio set forth in the governing documents of ARYA or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined in the accompanying proxy statement/prospectus) or otherwise), (iii) each of the Insiders and ARYA agreed to terminate the lock-up provisions contained in the SPAC Sponsor Letter Agreement (as defined in the accompanying proxy statement/prospectus) and to replace such lock-up provisions with the transfer restrictions included in the Investor Rights Agreement, (iv) each initial shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in ARYA prior to the Closing, (v) the Sponsor agreed that 1,147,500 shares of New Adagio Common Stock issued to the Sponsor will be subject to Share Trigger Price Vesting, and (vi) the Sponsor has agreed to irrevocably forfeit, surrender and transfer to ARYA for no consideration 1,000,000 Class B ordinary shares, which will be issued by ListCo to PIPE Investors, including the Perceptive PIPE Investor, as Incentive Shares. Pursuant to the Investor Rights Agreement and subject to customary exceptions set forth therein, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date. See “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Investor Rights Agreement” and “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement and the Investor Rights Agreement.
The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement.
The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter.
The approval of the ARYA Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, the proposed amendments to the provisions of the Existing Governing Documents governing the appointment or removal of directors prior to ARYA’s initial business combination may only be amended by a special resolution passed by holders representing at least two-thirds (2/3) of the outstanding Class B ordinary shares who attend and vote in person or represented by proxy at the General Meeting.
The approval of the Director Election Proposal requires an ordinary resolution of the holders of the Class B ordinary shares. Only holders of Class B ordinary shares may vote on the appointment of directors and our initial shareholders hold all issued and outstanding Class B ordinary shares. Assuming that all shareholders who are entitled to do so attend the General Meeting and vote, the approval of each of the Business Combination Proposal and the Adjournment Proposal would not require the affirmative vote of any Public Shareholder in addition to the affirmative vote of the initial shareholders. Assuming that all shareholders who are entitled to do so attend the General Meeting and vote, the affirmative vote of 787,845 of the Public Shares, in addition to the affirmative vote of the initial shareholders, would be required to approve the ARYA Merger Proposal. To ensure your representation at the General Meeting, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the General Meeting and vote electronically, obtain a proxy from your broker or bank.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the General Meeting or not, please complete, sign, date and return the enclosed proxy card as soon as possible in the envelope provided. Your proxy card must be received by ARYA not less than 48 hours before the scheduled time of the General Meeting or any adjournment thereof at which the person named in the proxy card proposes to vote. Proxy cards received after this time will not be counted. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
An ARYA shareholder who is entitled to attend and vote at the General Meeting is entitled to appoint one or more proxies to attend and vote instead of that shareholder. A proxyholder need not be an ARYA shareholder.
If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the General Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the General Meeting. If you are a shareholder of record and you attend the General Meeting and wish to vote in person, you may withdraw your proxy and vote in person.
Your attention is directed to the remainder of the accompanying proxy statement/prospectus (including the Annexes and other documents referred to therein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read the accompanying proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to therein. If you have any questions or need assistance voting your ARYA Shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing ARYD.info@investor.morrowsodali.com.
Thank you for your participation. We look forward to your continued support.
By Order of the Board of Directors of ARYA Sciences Acquisition Corp IV,

Joseph Edelman

Chairman of the Board of Directors
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO ARYA’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE INITIALLY SCHEDULED VOTE AT THE GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER TENDERING OR DELIVERING YOUR PUBLIC SHARES (AND CERTIFICATES, IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT OR BY TENDERING OR DELIVERING YOUR PUBLIC SHARES (AND CERTIFICATES, IF ANY) AND OTHER REDEMPTION FORMS ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

i

ANNEXES

ADDITIONAL INFORMATION
You may request copies of this proxy statement/prospectus and any other publicly available information concerning ARYA, without charge, by written request to ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York 10003, or by telephone request at (212) 284-2300; or Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing ARYD.info@investor.morrowsodali.com or from the SEC through the SEC website at http://www.sec.gov.
In order for ARYA’s shareholders to receive timely delivery of the documents in advance of the General Meeting to be held on [•], 2024, you must request the information no later than five business days prior to the date of the General Meeting, i.e., by [•], 2024.
ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by ListCo (File No. 333-278811), constitutes a prospectus of ListCo under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the New Adagio Securities to be issued to ARYA shareholders, if the business combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the General Meeting of ARYA shareholders at which ARYA shareholders will be asked to consider and vote upon a proposal to adopt the Business Combination Agreement and approve the Business Combination by the approval and adoption of the Business Combination Proposal, among other matters.
TRADEMARKS, TRADE NAMES AND SERVICE MARKS
Adagio and its subsidiaries own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their business. In addition, Adagio’s name, logo and website name and address are its trademarks or service marks. This document also contains references to other trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
MARKET AND INDUSTRY DATA
This proxy statement/prospectus includes market and industry data and forecasts that Adagio has derived from publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms or other independent sources and Adagio’s internal data and estimates based on its management’s knowledge of and experience in the market sectors in which it competes.
Certain monetary amounts, percentages and other figures included in this proxy statement/prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
The industry and market position information that appears in this proxy statement/prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although Adagio has not independently verified the accuracy or completeness of any third-party information, Adagio believes the industry and market position information included in this proxy statement/prospectus is reliable.
Such information is supplemented where necessary with Adagio’s internal estimates and Adagio’s management’s judgment where information is not publicly available.
Industry reports, publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. In some cases, Adagio does not expressly refer to the sources from which this data is derived. While

Adagio has compiled, extracted, and reproduced industry data from these sources, Adagio has not independently verified any third-party information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under the headings “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Adagio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.
The industry in which Adagio operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to significant uncertainty and may prove to be incorrect based on various factors, including those described in the section entitled “Risk Factors–Risks Related to Adagio’s Business” and elsewhere in this proxy statement/prospectus.
CURRENCY AND EXCHANGE RATES
In this proxy statement/prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars and all references to “$” mean U.S. dollars. Certain monetary amounts described herein have been expressed in U.S. dollars for convenience only and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations.
PRESENTATION OF FINANCIAL INFORMATION
ARYA
The historical financial statements of ARYA were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and are denominated in U.S. dollars.
Adagio/ListCo/Pro Forma Financial Statements Presentation
ListCo was incorporated on December 19, 2023 for the purpose of effectuating the Business Combination described herein.
This proxy statement/prospectus contains:
•	the audited consolidated financial statements of Adagio as of December 31, 2023 and 2022 and for the fiscal years ended December 31, 2023 and 2022;
•	the unaudited condensed consolidated financial statements of Adagio as of March 31, 2024 and for the three months ended March 31, 2024 and 2023;
•	the audited financial statements of ListCo as of December 31, 2023 and for the period from December 19, 2023 (inception) to December 31, 2023;
•	the unaudited condensed financial statements of ListCo as of March 31, 2024 and for the three months ended March 31, 2024; and
•
the unaudited pro forma condensed combined financial information of ListCo as of and for the period ended March 31, 2024 and the year ended December 31, 2023, prepared in accordance with Article 11 of SEC Regulation S-X.

The historical results and pro forma financial information presented below are not necessarily indicative of the results to be expected for any future period. You should carefully read the following selected financial information in conjunction with the section entitled “Adagio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Adagio’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.
Unless indicated otherwise, financial data presented in this proxy statement/prospectus has been taken from the audited financial statements of Adagio included in this proxy statement/prospectus. Unless otherwise indicated, financial information of Adagio have been prepared in accordance with GAAP and are denominated in U.S. dollars.
We have made rounding adjustments to some of the figures included in this proxy statement/prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

FREQUENTLY USED TERMS
Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:
•	“A&R Third Promissory Note” means the amended and restated unsecured convertible promissory note, dated as of February 13, 2024, by and between the Sponsor and ARYA.
•	“Adagio” means Adagio Medical, Inc., a Delaware corporation, prior to the consummation of the Business Combination.
•	“Adagio Common Stock” means the common stock, par value $0.001 per share, of Adagio.
•
“Adagio Convertible Note Conversion” means the conversion of the Adagio Convertible Notes into shares of Adagio Common Stock and/or Adagio Preferred Stock in accordance with the terms of such Adagio Convertible Notes.

•	“Adagio Convertible Notes” means the issued and outstanding unsecured convertible promissory notes of Adagio (excluding the Bridge Financing Notes).
•
“Adagio Merger” means the merger of Company Merger Sub with and into Adagio, with Adagio surviving the merger and, after giving effect to such merger, becoming a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement.

•	“Adagio Merger Effective Time” means the time at which the Adagio Merger becomes effective.
•	“Adagio Option” means each issued, outstanding and unexercised option to purchase shares of Adagio Common Stock.
•
“Adagio Preferred Stock” means, shares of preferred stock, par value $0.001 per share, of Adagio that are designated either as “Series A Preferred Stock,” “Series B Preferred Stock,” “Series C Preferred Stock,” “Series D Preferred Stock” or “Series E Preferred Stock” pursuant to the Amended and Restated Certificate of Incorporation of Adagio.

•	“Adagio Preferred Stock Conversion” means the conversion of each issued and outstanding share of Adagio Preferred Stock into shares of Adagio Common Stock.
•	“Adagio Shares” means the shares of Adagio Common Stock and Adagio Preferred Stock.
•
“Adagio Stockholder Agreements” means the Adagio Third Amended and Restated Voting Agreement, dated November 9, 2020, by and among Adagio and the Adagio Stockholders party thereto, the Adagio Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated November 9, 2020, by and among Adagio and the Adagio Stockholders party thereto and the Adagio Fourth Amended and Restated Investors’ Rights Agreement, dated November 9, 2020, by and among Adagio and the stockholders of Adagio party thereto.

•
“Adagio Stockholder Transaction Support Agreements” means those certain transaction support agreements, substantially in the form attached to this proxy statement/prospectus as Annex U, dated as of February 13, 2024, by and among ARYA, Adagio, and certain stockholders of Adagio.

•	“Adagio Stockholders” means the holders of Adagio’s capital stock prior to the consummation of the Business Combination.
•
“Adagio Warrants” means the warrants of Adagio which will be either (x) terminated, or (y) “net” exercised in exchange for Adagio Common Stock, as determined in accordance with the terms of the applicable warrant agreement.

•
“Additional ARYA Convertible Promissory Notes” means any additional unsecured convertible promissory notes that ARYA may issue to the Sponsor prior to the Closing Date to fund ARYA's working capital requirements and deposits that ARYA is required to make into the Trust Account, at the election of the Sponsor, pursuant to the Existing Governing Documents to extend the deadline by which ARYA is required to consummate a business combination and that may be converted into shares of New Adagio Common Stock at a conversion price of $10.00 per share.

•	“Additional Financing” the receipt by ARYA or New Adagio of any new financing or commitment for financing, whether in the form of equity, debt or convertible debt, before the Closing Date.
v

•	“AF” means atrial fibrillation.
•
“Aggregate Financing Proceeds” means the sum of, without duplication, (a) the aggregate gross cash proceeds received by the ARYA Parties in respect of the PIPE Financing, including pursuant to any Subscription Agreements executed after the date of this Agreement, (b) the aggregate gross cash proceeds received by Adagio in respect of the Bridge Financing Notes, (c) the aggregate gross cash proceeds received by the ARYA Parties or Adagio in respect of the financing contemplated under the 2024 Bridge Financing Note, and (d) the aggregate gross cash proceeds received by the ARYA Parties of Adagio in respect of the Convertible Security Financing, in the case of each of clause (a) through (d) whether such proceeds are received prior to or on the Closing Date and before giving effect to any uses thereof (including the payment or satisfaction of any fees, costs or expenses). Notwithstanding anything to the contrary herein, (i) any cash proceeds received by an ARYA Party or Adagio or any of its affiliates in respect of the PIPE Financing, the Bridge Financing Notes, the 2024 Bridge Financing Note or the Convertible Security Financing prior to the Closing Date shall constitute, and be taken into account for purposes of determining, Aggregate Financing Proceeds (without, for the avoidance of doubt, giving effect to, or otherwise taking into account the use of any such proceeds) and (ii) if any ARYA Party or Adagio or any of its affiliates directs all or any portion of the proceeds from any of the foregoing financings to pay any fees, costs or expenses, such proceeds will, for the avoidance of doubt, be deemed received pursuant to this definition and will constitute “Aggregate Financing Proceeds.”

•
“Aggregate Transaction Proceeds” means an amount equal to the sum of (a) the aggregate cash proceeds available for release to any ARYA Party (or any designees thereof) from the Trust Account in connection with the transactions contemplated hereby (after giving effect to the redemption of ARYA shareholders and before giving effect to the payment of any fees, costs or expenses (including, for the avoidance of doubt, any deferred underwriting commissions)) and (b) the Aggregate Financing Proceeds.

•
“Articles Amendments” means the amendments to the Existing Governing Documents to (i) extend the date by which ARYA has to complete a business combination up to March 2, 2025 (if all eleven additional monthly extensions are exercised by the Sponsor and subsequently approved by the ARYA Board as described in the Extension Proxy Statement), (ii) allow for the conversion of the Class B ordinary shares into Class A ordinary shares on a one-for-one basis at any time and from time to time prior to the consummation of a business combination at the option of the holder of such Class B ordinary shares, and (iii) eliminate the Redemption Limitation in order to allow ARYA to redeem Class A ordinary shares irrespective of whether such redemption would exceed the Redemption Limitation, that were adopted by special resolution in connection with the extraordinary general meeting of shareholders of ARYA on February 27, 2024.

•	“ARYA” means ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company.
•	“ARYA Board” means the board of directors of ARYA.
•
“ARYA Convertible Promissory Notes” means the First Convertible Promissory Note, the Second Convertible Promissory Note, the A&R Third Promissory Note, the Fourth Convertible Promissory Note, the Fifth Convertible Promissory Note and any Additional ARYA Convertible Promissory Notes.

•
“ARYA Merger” means the merger of ARYA Merger Sub with and into ARYA, with ARYA surviving the merger and, after giving effect to such merger, becoming a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement.

•	“ARYA Merger Effective Time” means the time at which the ARYA Merger becomes effective.
•	“ARYA Merger Sub” means Aja Merger Sub 1, a Cayman Islands exempted company and wholly owned subsidiary of ListCo prior to the consummation of the Business Combination.
•	“ARYA Parties” means ARYA, ListCo, ARYA Merger Sub and Company Merger Sub.
•	“ARYA Shares” means the Class A ordinary shares and the Class B ordinary shares.
•
“Base Convert Financing” means the purchase by the Convert Investors of up to $20,000,000 in New Adagio Convertible Notes and 1,500,000 Convert Warrants pursuant to the Convertible Security Subscription Agreement.

•
“Base Warrant Agreement” means a warrant exercisable for shares of New Adagio Common Stock, at a $10.00 exercise price or on a cashless basis, substantially in the form attached to this proxy statement/prospectus as Annex L, to be issued to certain of the PIPE Investors concurrently with the Closing.

•	“Base Warrants” means the warrants to purchase New Adagio Common Stock and issued pursuant to the Base Warrant Agreement.
•
“Bridge Financing Notes” means, collectively, (i) the $15,000,000 convertible promissory notes of Adagio that the Perceptive PIPE Investor purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of April 4, 2023 (the “April 2023 Notes”), (ii) the $8,000,000 convertible promissory notes of Adagio that the Perceptive PIPE Investor purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of November 28, 2023 (the “November 2023 Notes”), (iii) the $3,000,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of May 21, 2024 (the “May 2024 Notes”), (iv) the $2,500,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of June 25, 2024 (the “June 2024 Notes”), and (v) any additional convertible promissory notes that Adagio may issue to the Perceptive PIPE Investor prior to the Closing Date to fund ongoing working capital requirements of Adagio prior to the Closing Date and that the Perceptive PIPE Investor may elect prior to the Closing Date to subject to its Subscription Agreement (such additional convertible promissory notes of Adagio, the “Additional Convertible Notes”).

•	“Business Combination” means the transactions contemplated by the Original Business Combination Agreement or the Business Combination Agreement, as the context requires.
•
“Business Combination Agreement” means the Business Combination Agreement, attached to this proxy statement/prospectus as Annex A, dated as of February 13, 2024 (the “Original Business Combination Agreement”), by and among ARYA, ListCo, ARYA Merger Sub, Company Merger Sub, and Adagio, as amended by the Consent and Amendment No. 1 to Business Combination Agreement, attached to this proxy statement/prospectus as Annex B, dated as of June 25, 2024, as it may be further amended and supplemented from time to time.

•	“Cayman Islands Companies Act” means the Companies Act (Revised) of the Cayman Islands, as the same may be amended from time to time.
•	“Class A ordinary shares” means the Class A ordinary shares, par value $0.0001 per share, of ARYA.
•	“Class B ordinary shares” means the Class B ordinary shares, par value $0.0001 per share, of ARYA.
•	“Closing” means the time at which the Mergers become effective and the closing of the Business Combination.
•	“Closing Date” means the date on which the Closing occurs.
•	“Code” means the Internal Revenue Code of 1986, as amended.
•	“Company Merger Sub” means Aja Merger Sub 2, Inc., a Delaware corporation and wholly owned subsidiary of ListCo prior to the consummation of the Business Combination.
•	“Condition Precedent Proposals” means the Business Combination Proposal and the ARYA Merger Proposal, collectively.
•	“Continental” means Continental Stock Transfer & Trust Company.
•	“Contingent Investor” means an affiliate of ATW Partners, LLC.
•	“Convert Investors” means the investors party to the Convertible Security Subscription Agreement.
•
“Convert Warrants” means the warrants exercisable for shares of New Adagio Common Stock, at a $24.00 exercise price or on a cashless basis, issued in connection with the Convertible Security Subscription Agreement.

•
“Convertible Security Financing” means the conversion of the 2024 Bridge Financing Note held by the Perceptive PIPE Investor into New Adagio Convertible Notes and Convert Warrants and the purchase of New Adagio Convertible Notes and Convert Warrants by the other Convert Investors in the Base Convert Financing.

•
“Convertible Security Subscription Agreement” means the securities purchase agreement, substantially in the form attached to this proxy statement/prospectus as Annex N, dated February 13, 2024, by and among the Convert Investors and ListCo, and any assignment thereunder.

•	“DGCL” means the Delaware General Corporation Law, as amended.
•	“DTC” means The Depository Trust Company.
•	“DWAC” means The Depository Trust Company’s deposit/withdrawal at custodian system.
•	“ESPP” means the New Adagio 2024 Employee Stock Purchase Plan, a form of which is included as Annex Y to this proxy statement/prospectus.
•	“Exchange Act” means the Securities Exchange Act of 1934, as amended.
•
“Existing Governing Documents” means the amended and restated articles of association of ARYA adopted by special resolution on February 24, 2021, as amended by special resolution in connection with the extraordinary general meeting of shareholders of ARYA on February 28, 2023 and in connection with the extraordinary general meeting of shareholders of ARYA on February 27, 2024 and as may hereafter be amended.

•	“First Convertible Promissory Note” means the unsecured convertible promissory note, dated as of November 7, 2022, by and between the Sponsor and ARYA.
•	“Fourth Convertible Promissory Note” means the unsecured promissory note, dated as of February 8, 2024, by and between the Sponsor and ARYA.
•	“Fifth Convertible Promissory Note” means the unsecured promissory note, dated as of June 28, 2024, by and between the Sponsor and ARYA.
•
“General Meeting” means the annual general meeting of ARYA’s shareholders, to be held on [•], 2024 at [•] [a.m./p.m.], Eastern Time, at the offices of Kirkland & Ellis LLP, located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date, and at such other place to which the meeting may be adjourned.

•	“Incentive Shares” means 1,000,000 shares of New Adagio Common Stock to be issued to the PIPE Investors, including the Perceptive PIPE Investor.
•	“initial public offering” means ARYA’s initial public offering that was consummated on March 2, 2021.
•	“initial shareholders” means the Sponsor, Michael Henderson, Todd Wider, and Leslie Trigg.
•	“In-the-Money Adagio Option” means each Vested Adagio Option with an aggregate adjusted equity value that exceeds the aggregate exercise price of such Adagio Option.
•	“Investment Company Act” means the Investment Company Act of 1940, as amended.
•
“Investor Rights Agreement” means the Investor Rights Agreement, attached to this proxy statement/prospectus as Annex T, dated as of February 13, 2024, by and among ListCo, ARYA, the Sponsor and the other initial shareholders, the Perceptive PIPE Investor and certain stockholders of Adagio.

•	“IRS” means the United States Internal Revenue Service.
•
“ListCo” means Aja HoldCo, Inc., a Delaware corporation and, prior to the Effective Time, a wholly owned subsidiary of ARYA, prior to the consummation of the Business Combination and New Adagio following the consummation of the Business Combination.

•	“Memorandum of Association” means the amended and restated memorandum of association of ARYA adopted by special resolution on February 24, 2021.
•	“Mergers” means the ARYA Merger and the Adagio Merger.
•	“Morrow” means Morrow Sodali LLC, as proxy solicitor.
•	“Nasdaq” means the Nasdaq Capital Market.
•	“New Adagio” means Aja HoldCo, Inc., a Delaware corporation, following the consummation of the Business Combination.

•	“New Adagio Board” means the board of directors of New Adagio.
•	“New Adagio Common Stock” means the common stock, par value $0.0001 per share, of New Adagio.
•
“New Adagio Convertible Notes” means the 13% senior secured convertible notes issuable pursuant to the Convertible Security Subscription Agreement and the 2024 Bridge Financing Note Subscription Agreement.

•	“New Adagio Preferred Stock” means the preferred stock, par value $0.0001 per share, of New Adagio.
•	“Perceptive Advisors” means Perceptive Advisors, LLC, an affiliate of the Sponsor.
•	“Perceptive PIPE Investor” means Perceptive Life Sciences Master Fund, Ltd., a Cayman Islands exempted company.
•	“PIPE Financing” means the transactions contemplated by the Subscription Agreements.
•	“PIPE Investors” means the Perceptive PIPE Investor and the other investors subscribing for shares of New Adagio Common Stock and PIPE Warrants pursuant to the Subscription Agreements.
•	“PIPE Warrants” means the Base Warrants and the Pre-Funded Warrants.
•
“Pre-Funded Warrant Agreement” means a warrant to purchase shares of New Adagio Common Stock, at a $0.01 exercise price, substantially in the form attached to this proxy statement/prospectus as Annex M, to be issued to certain of the PIPE Investors concurrently with the Closing.

•	“Pre-Funded Warrant” means a pre-funded warrant to purchase shares of New Adagio Common Stock issued pursuant to the Pre-Funded Warrant Agreement.
•
“Pre-Funded Warrant for Series E Preferred Shares” means a pre-funded warrant to purchase shares of Series E Preferred Stock of Adagio that is issued and outstanding immediately prior to the Adagio Merger Effective Time.

•
“Private Placement Shares” means the 499,000 private placement shares outstanding as of the date of this proxy statement/prospectus that were issued to the Sponsor in a private placement simultaneously with the closing of our initial public offering, which are identical to the Class A ordinary shares sold in our initial public offering, subject to certain limited exceptions.

•
“Proposed Bylaws” means the proposed bylaws of New Adagio, substantially in the form attached to this proxy statement/prospectus as Annex E, to be effective upon the consummation of the Business Combination.

•
“Proposed Certificate of Incorporation” means the proposed certificate of incorporation of New Adagio, substantially in the form attached to this proxy statement/prospectus as Annex D, to be effective upon the consummation of the Business Combination.

•	“Proposed Governing Documents” means the Proposed Certificate of Incorporation and the Proposed Bylaws.
•	“Public Shareholder” means the holders of the Public Shares.
•	“Public Shares” means the publicly held Class A ordinary shares issued in the initial public offering (whether they were purchased in the initial public offering or thereafter in the open market).
•	“Record Date” means [•], 2024.
•	“redemption” means the redemption of Public Shares for cash pursuant to the Existing Governing Documents.
•
“Redemption Limitation” means the limitation that ARYA may not redeem Class A ordinary shares to the extent that such redemption would result in ARYA having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) of less than $5,000,001.

•	“Registration and Shareholder Rights Agreement” means the registration and shareholder rights agreement, dated March 2, 2021, by and between ARYA and the initial shareholders.
•	“Scalar” means Scalar, LLC.
•	“SEC” means the U.S. Securities and Exchange Commission.

•	“Second Convertible Promissory Note” means the unsecured convertible promissory note, dated as of February 28, 2023, by and between the Sponsor and ARYA (as amended on February 13, 2024).
•	“Securities Act” means the Securities Act of 1933, as amended.
•
“Share Trigger Price Vesting” means the vesting of the 1,147,500 shares of New Adagio Common Stock, which will be issuable to the Sponsor and vest if the post-Closing share price of New Adagio exceeds $24.00 per share.

•
“SPAC Sponsor Letter Agreement” means that certain letter agreement, dated as of February 25, 2021, by and among ARYA, the Sponsor, Joseph Edelman, Adam Stone, Michael Altman, Konstantin Poukalov, Todd Wider, Michael Henderson, and Leslie Trigg.

•	“Sponsor” means ARYA Sciences Holdings IV, a Cayman Islands exempted company.
•
“Sponsor Letter Agreement” means that certain letter agreement, attached to this proxy statement/prospectus as Annex U, dated as of February 13, 2024, by and among ListCo, ARYA, Adagio, the Sponsor, Joseph Edelman, Adam Stone, Michael Altman, Konstantin Poukalov, Todd Wider, Michael Henderson, and Leslie Trigg, amending certain provisions of the SPAC Sponsor Letter Agreement.

•
“Subscription Agreements” means subscription agreements, substantially in the form attached to this proxy statement/prospectus as Annexes G through K, entered into by ARYA and each of the PIPE Investors in connection with the PIPE Financing, as may be amended, supplemented or otherwise modified from time to time.

•	“Transfer Agent” means Continental Stock Transfer & Trust Company.
•	“Treasury Regulations” means the regulations, including proposed and temporary regulations, promulgated under the Code.
•
“Trust Account” means the trust account of ARYA maintained by the Transfer Agent, which holds the net proceeds from the initial public offering and certain of the proceeds from the sale of the Private Placement Shares, together with interest earned thereon, less amounts released to pay taxes and redemptions in connection with the adoption of the special resolution during the extraordinary general meeting of shareholders of ARYA on February 28, 2023.

•
“Vested Adagio Option” means each Adagio Option that is vested as of the Adagio Merger Effective Time or will vest in connection with, or after taking into account the effect of, the consummation of the transactions contemplated by the Business Combination Agreement (whether at the Adagio Merger Effective Time or otherwise).

•	“Working Capital Shares” means the Class A ordinary shares that may be issued to the Sponsor upon the conversion of the ARYA Convertible Promissory Notes.
•
“2024 Bridge Financing Note” means the $7,000,000 convertible promissory note of Adagio issued to the Perceptive PIPE Investor pursuant to the 2024 Bridge Financing Note Subscription Agreement and which will convert into New Adagio Convertible Notes and Convert Warrants pursuant to the terms of the 2024 Bridge Financing Note Subscription Agreement (subject to adjustment depending on the receipt of Additional Financing).

•
“2024 Bridge Financing Note Subscription Agreement” means the note purchase agreement, attached to this proxy statement/prospectus as Annex S, dated February 13, 2024, by and among the Perceptive PIPE Investor, Adagio and ListCo.

•	“2024 Equity Incentive Plan” means the New Adagio 2024 Equity Incentive Plan, a form of which is included as Annex W to this proxy statement/prospectus.
•	“2024 Key Employee Plan” means the New Adagio 2024 Key Employee Equity Incentive Plan, a form of which is included as Annex X to this proxy statement/prospectus.
Any forfeiture of Class B ordinary shares, and all references to forfeiture of such shares, described in this proxy statement/prospectus shall take effect as a surrender of shares for no consideration as a matter of Cayman Islands law.
x

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF ARYA
The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the General Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to ARYA’s shareholders. We urge shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the General Meeting, which will be held at [•] [a.m./p.m.], Eastern Time, on [•], 2024, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022 and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be adjourned.
Q.	Why am I receiving this proxy statement/prospectus?
A.
ARYA shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination.

Subject to the terms and conditions of the Business Combination Agreement, the following transactions will occur:
(a)
ARYA Merger Sub will merge with and into ARYA and Company Merger Sub will merge with and into Adagio, with ARYA and Adagio surviving the Mergers and, after giving effect to such Mergers, each of ARYA and Adagio becoming a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement;

(b)
On the Closing Date, immediately prior to the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement, the applicable Bridge Financing Notes and the Subscription Agreement executed by the Perceptive PIPE Investor, the Perceptive PIPE Investor will contribute (i) the Bridge Financing Notes, (ii) any interest that has been accruing and will remain unpaid through Closing on the Bridge Financing Notes, and (iii) an additional cash investment of approximately $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing being raised prior to Closing) to ListCo in exchange for (or to otherwise be converted into) shares of New Adagio Common Stock and/or PIPE Warrants, based on the purchase price in the PIPE Financing, in each case, on the terms and subject to the conditions set forth in the applicable Bridge Financing Note and the applicable Subscription Agreement;

(c)
On the Closing Date, immediately prior to the Adagio Merger Effective Time, Adagio will also cause (A) each warrant of Adagio (other than the Pre-Funded Warrants for Series E Preferred Shares) to be either (x) terminated, or (y) “net” exercised in exchange for shares of Adagio Common Stock determined in accordance with the terms of the applicable warrant agreement, (B) all issued and outstanding Adagio Convertible Notes, including any accrued and unpaid interest thereon, to be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Notes and such Adagio Convertible Notes shall be canceled, satisfied, extinguished, discharged and retired in connection with such conversion, and (C) each share of Adagio Preferred Stock that is issued and outstanding immediately prior to the Adagio Merger Effective Time to be automatically converted into shares of Adagio Common Stock. Following such conversions into Adagio Common Stock, at the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement (A) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the DGCL are properly exercised and not withdrawn) shall be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement, (B) each Pre-Funded Warrant for Series E Preferred Shares that is issued and outstanding immediately prior to the Adagio Merger Effective Time shall be automatically canceled and extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement, (C) each In-the-Money Adagio Option shall be cancelled and extinguished in exchange for options to purchase shares of New Adagio Common Stock, and (D) each issued and outstanding Adagio equity award (other than the In-the-Money Adagio Options) shall no longer be outstanding and shall automatically be canceled and extinguished for no consideration and each holder thereof shall cease to have any rights with respect thereto;

(d)
At the ARYA Merger Effective Time: (A) the issuance of shares of New Adagio Common Stock and/or PIPE Warrants, pursuant to the terms of the PIPE Financing will occur; (B) each issued and outstanding Class A ordinary share will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, 499,000 shares of which will be issued to the Sponsor in exchange for the private placement Class A ordinary shares held by it; (C) shares of New Adagio Common Stock will be issued to the Sponsor in connection with the Sponsor’s option to contribute the ARYA Convertible Promissory Notes to ARYA in exchange for Class A ordinary shares; (D) each issued and outstanding Class B ordinary share will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares to be forfeited by the Sponsor and issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, and 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject the Share Trigger Price Vesting; (E) New Adagio will issue the New Adagio Convertible Notes and Convert Warrants pursuant to the Convertible Security Subscription Agreement and the 2024 Bridge Financing Note Subscription Agreement; and (F) ARYA’s Existing Governing Documents will be amended and restated in connection with ARYA becoming a subsidiary of ListCo, as described in this proxy statement/prospectus; and

(e)
Prior to the ARYA Merger Effective Time, ARYA and ListCo will cause (A) ListCo to file with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation of ListCo, substantially in the form attached to this proxy statement/prospectus as Annex D and (B) the board of directors of ListCo (the “ListCo Board”) to approve and adopt amended and restated bylaws of ListCo, substantially in the form attached to this proxy statement/prospectus as Annex E. Following the Closing, ListCo’s name will be changed to “Adagio Medical Holdings, Inc.” (or such other name mutually agreed to by ARYA and Adagio).

If the Business Combination is approved, ARYA will cause any Public Shares that have been validly tendered or delivered for redemption on the Closing Date, to be redeemed prior to the ARYA Merger Effective Time.
As described above, in connection with the execution of the Business Combination Agreement, ListCo and ARYA entered into Subscription Agreements (as may be amended, supplemented or otherwise modified from time to time, the “Initial Subscription Agreements”) with the Initial PIPE Investors. In June 2024, ListCo and ARYA entered into additional Subscription Agreements (as may be amended, supplemented or otherwise modified from time to time, the “June Subscription Agreements” and, together with the Initial Subscription Agreements, the “Subscription Agreements”) with the June PIPE Investors. Pursuant to the Subscription Agreements, the PIPE Investors have committed financing valued at approximately $55,600,000. The PIPE Financing is comprised of: (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares in the open market for $2,500,000 and not to redeem such shares prior to the Closing Date (valued as of July 8, 2024 at approximately $2,542,710 based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024), which will result in the issuance of approximately 355,459 shares of New Adagio Common Stock and approximately 299,904 Base Warrants (including the Class A ordinary shares purchased by such Other PIPE Investors and that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the Business Combination); (ii) commitments by certain investors that are shareholders of ARYA not to redeem approximately 247,700 Class A ordinary shares (valued as of July 8, 2024 at approximately $2,858,883 based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024), which will result in the issuance of approximately 405,086 shares of New Adagio Common Stock and approximately 343,070 Base Warrants (including the Class A ordinary shares that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the Business Combination); (iii) agreements to subscribe for and purchase at Closing approximately 1,706,666 shares of New Adagio Common Stock and approximately 1,440,000 Base Warrants for an aggregate purchase price of approximately $12,000,000; (iv) the contribution of $28,500,000 of Bridge Financing Notes to ListCo and any interest that has been accruing and will remain unpaid thereon prior to Closing pursuant to the terms of the Subscription Agreement executed by the Perceptive PIPE Investor; and (v) an additional cash investment by the Perceptive PIPE Investor of approximately $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing being raised prior to Closing). In respect of its Subscription Agreement described in (iv) and (v) in the foregoing, the Perceptive PIPE Investor will be issued approximately 5,361,193 shares of New Adagio Common Stock and approximately 4,388,470 Base Warrants. As provided for in the

Subscription Agreements, the number of shares of New Adagio Common Stock and Base Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A ordinary shares at Closing, the average per share price of the Class A ordinary shares purchased by certain PIPE Investors in the open market and the amount of interest on the Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock and PIPE Warrants. Further, under the Subscription Agreement executed by the Perceptive PIPE Investor, as amended, the Perceptive PIPE Investor may subject Additional Convertible Notes to its Subscription Agreement, which will result in the issuance of additional shares of New Adagio Common Stock and PIPE Warrants at the same issuance rate at which shares of New Adagio Common Stock and PIPE Warrants will be issued to the Perceptive PIPE Investor based on the contribution of the $28,500,000 of Bridge Financing Notes to ListCo and any interest that has been accruing and will remain unpaid thereon prior to Closing, as described in the foregoing. Such issuance rate for Additional Convertible Notes that the Perceptive PIPE Investor may subject to its Subscription Agreement is equal to approximately 0.12 shares of New Adagio Common Stock and PIPE Warrants per U.S. Dollar loaned by the Perceptive PIPE Investor to Adagio under an Additional Convertible Note. The shares of New Adagio Common Stock and PIPE Warrants to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. For additional information on the calculation of the number of shares that will be issued pursuant to each Subscription Agreement, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing.”
Further, in connection with the execution of the Business Combination Agreement, the Convert Investors executed the Convertible Security Subscription Agreement, pursuant to which ListCo will issue on the Closing Date to the Convert Investors $20,000,000 of New Adagio Convertible Notes, which will be convertible into shares of New Adagio Common Stock at a conversion price of $10.00 per share, subject to adjustment, and 1,500,000 Convert Warrants, each Convert Warrant being exercisable on a cashless basis or for cash at a price of $24.00 per share, subject to adjustment. Such $20,000,000 of financing in the form of New Adagio Convertible Notes includes the conversion of the 2024 Bridge Financing Notes into New Adagio Convertible Notes and Convert Warrants at Closing, subject to Additional Financing being raised prior to Closing, as further described below. The New Adagio Convertible Notes will have a maturity of three years and nine months after Closing and interest will be payable in cash or compound as additional principal outstanding. The Perceptive PIPE Investor also purchased $7,000,000 of 2024 Bridge Financing Notes pursuant to the 2024 Bridge Financing Note Subscription Agreement. On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into $7,000,000 of New Adagio Convertible Notes and 525,000 Convert Warrants on the same terms as the other Convert Investors executing the Convertible Security Subscription Agreement. Subject to ARYA and New Adagio receiving Additional Financing, whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid with the funds raised in connection with such Additional Financing instead of such 2024 Bridge Financing Note converting into New Adagio Convertible Notes and Convert Warrants. The New Adagio Convertible Notes and the Convert Warrants issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. As set forth in the Convertible Security Subscription Agreement, the closing of $7,500,000 of financing by the Contingent Investor in the Convertible Security Financing is conditioned on New Adagio having a certain amount of available unrestricted cash on the Closing Date. Assuming no Additional Financing has been raised prior to the Closing Date, such minimum unrestricted cash condition is not met in the 75% (if the Closing Date is prior to July 28, 2024) and maximum redemption scenarios. For additional information on the minimum unrestricted cash condition and the maximum redemption level after which the minimum unrestricted cash condition ceases to be met, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Convertible Security Financing—Convertible Security Subscription Agreement and 2024 Bridge Financing Note Subscription Agreement.”

In connection with the Closing and immediately prior to the ARYA Merger Effective Time, the Sponsor may elect to contribute the ARYA Convertible Promissory Notes to ARYA in exchange for Working Capital Shares at a conversion price of $10.00 per Class A ordinary share, which will convert into shares of New Adagio Common Stock in connection with the Business Combination.
A copy of the Business Combination Agreement, as amended by the Consent and Amendment No. 1 to Business Combination Agreement, dated as of June 25, 2024 and attached to this proxy statement/prospectus as Annex B, is attached to this proxy statement/prospectus as Annex A and Annex B, and you are encouraged to read the Business Combination Agreement in its entirety. For more information, also see “Proposal 1: Business Combination Proposal.”
The approval of each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter.
The approval of the ARYA Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, the proposed amendments to the provisions of the Existing Governing Documents governing the appointment or removal of directors prior to ARYA’s initial business combination may only be amended by a special resolution passed by holders representing at least two-thirds (2/3) of the outstanding Class B ordinary shares who attend and vote in person or represented by proxy at the General Meeting.
The approval of the Director Election Proposal requires an ordinary resolution of the holders of the Class B ordinary shares. Only holders of Class B ordinary shares may vote on the appointment of directors. The provisions of the Proposed Governing Documents will differ in certain material respects from the Existing Governing Documents. Please see “What amendments will be made to the current constitutional documents of ARYA?” below.
THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.
Q.	What proposals are shareholders of ARYA being asked to vote upon?
A.	At the annual general meeting, ARYA is asking holders of ARYA Shares to consider and vote upon four (4) separate proposals:
•	The Business Combination Proposal: a proposal to approve by ordinary resolution and adopt the Business Combination Agreement, and the transactions contemplated thereby;
•
The ARYA Merger Proposal: a proposal to approve by special resolution the merger of ARYA with ARYA Merger Sub, so that ARYA is the surviving company of such merger and the Existing Organizational Documents be amended and restated with the form of memorandum and articles of association attached to the Plan of Merger, which simplifies ARYA’s organizational documents and removes provisions therefrom that are no longer relevant for an entity that becomes a wholly-owned subsidiary of a listed company and ceases to be a blank check company with public reporting obligations;

•	The Director Election Proposal: a proposal to re-elect Leslie Trigg as a Class I director to serve for a term of three years or until her successor is duly elected or appointed and qualified; and
•
The Adjournment Proposal: a proposal to approve by ordinary resolution the adjournment of the General Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Condition Precedent Proposals, (ii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to the accompanying proxy statement/prospectus or (iii) if the holders of the Public Shares have elected to redeem such number of shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange. For more information, please see “—Why is ARYA proposing the Adjournment Proposal.”

Each of the Business Combination Proposal and the ARYA Merger Proposal is conditioned upon the approval and adoption of the other Condition Precedent Proposal. The Director Election Proposal and the Adjournment Proposal are not conditioned on any other proposal.
For more information, please see “Proposal 1: Business Combination Proposal,” “Proposal 2: ARYA Merger Proposal,” “Proposal 3: The Director Election Proposal,” “Proposal 4: Adjournment Proposal,” and “—Why is ARYA proposing the Adjournment Proposal?”
ARYA will hold the General Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the General Meeting. Shareholders of ARYA should read it carefully.
After careful consideration, the ARYA Board has determined that the Business Combination Proposal, the ARYA Merger Proposal, the Director Election Proposal and the Adjournment Proposal are in the best interests of ARYA and its shareholders and recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the ARYA Merger Proposal, “FOR” the Director Election Proposal (in the case of the holders of the Class B ordinary shares) and “FOR” the Adjournment Proposal.
The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.
Q.	Why is ARYA proposing the Business Combination?
A.
ARYA is a blank check company incorporated on August 24, 2020, as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. ARYA has neither engaged in any operations nor generated any revenue to date. Based on ARYA’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

ARYA has identified several criteria and guidelines it believes are important for evaluating acquisition opportunities. ARYA has sought to acquire companies that: have a scientific or other competitive advantage in the markets in which they operate and which can benefit from access to additional capital as well as ARYA’s industry relationships and expertise; are ready to be public, with strong management, corporate governance and reporting policies in place; will likely be well received by public investors and are expected to have good access to the public capital markets; have significant embedded and/or underexploited growth opportunities; exhibit unrecognized value or other characteristics that ARYA believes have been misevaluated by the market based on its rigorous analysis and scientific and business due diligence review; and will offer attractive risk-adjusted equity returns for ARYA shareholders. In addition, ARYA (a) must complete an initial business combination with one or more target businesses that together have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination and (b) is not permitted to effect an initial business combination with solely another blank check company or a similar company with nominal operations.
Based on its due diligence investigations of Adagio and the industry in which it operates, including the financial and other information provided by Adagio in the course of negotiations, the ARYA Board believes that Adagio meets the criteria and guidelines listed above. However, there is no assurance of this. See “Proposal 1: Business Combination Proposal—The ARYA Board’s Reasons for the Business Combination.”
Although the ARYA Board believes that the Business Combination with Adagio presents a unique business combination opportunity and is in the best interests of ARYA and its shareholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the sections entitled “Proposal 1: Business Combination Proposal—The ARYA Board’s Reasons for the Business Combination” and “Risk Factors—Risks Related to the Business Combination and ARYA.”

Q:	Why is ARYA proposing the Adjournment Proposal?
A:
Holders of ARYA shares are being asked to consider and vote upon the Adjournment Proposal to approve the adjournment of the General Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Condition Precedent Proposals, (ii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to the accompanying proxy statement/prospectus or (iii) if the holders of the Public Shares have elected to redeem such number of shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange.

Each U.S. stock exchange requires issuers applying for initial listing on such exchange to comply with certain initial listing criteria. New Adagio intends to apply for listing on Nasdaq. In order to qualify for initial listing on the Nasdaq Global Market, pursuant to Nasdaq Rule IM-5405 and depending on which listing standard with which New Adagio elects to comply, New Adagio expects to be required to have at least 1.1 million unrestricted publicly held shares, a market value of unrestricted publicly held shares of at least $20 million and 400 unrestricted round lot stockholders. In order to qualify for initial listing on the Nasdaq Capital Market, pursuant to Nasdaq Rule IM-5505 and depending on which listing standard with which New Adagio elects to comply, New Adagio expects to be required to have at least 1 million unrestricted publicly held shares, a market value of unrestricted publicly held shares of at least $5 million and 300 unrestricted round lot stockholders. Irrespective of redemption levels in connection with the Business Combination, ARYA and Adagio expect that New Adagio will comply with applicable initial listing rules of Nasdaq by issuing at Closing a sufficient number of shares of unrestricted New Adagio Common Stock to (i) existing Adagio stockholders that will not be directors, officers and/or 10% or larger stockholders of New Adagio, and (ii) PIPE Investors that have agreed to purchase Class A ordinary shares in the open market and/or not redeem Class A ordinary shares they hold or purchased prior to Closing. See the sections entitled “Proposal 4: Adjournment Proposal” and “Risk Factors—Nasdaq may delist ARYA’s Class A ordinary shares from its exchange prior to the Closing or Nasdaq may not list New Adagio’s securities on its exchange, which could limit investors’ ability to make transactions in ARYA's Class A ordinary shares or in New Adagio’s securities and subject ARYA or New Adagio, as applicable, to additional trading restrictions” for additional information.
Q:	What other matters will be brought before the General Meeting?
A:
In addition to consideration of the proposals described above, ARYA shareholders will have the opportunity to consider the financial statements of ARYA for the year ended December 31, 2023 and ask questions of ARYA’s management. Holders of the Class B ordinary shares will also vote on the election of ARYA’s Class I director, Leslie Trigg.

Q:	Will I have the opportunity to vote in the election of ARYA’s directors if I only hold Class A ordinary shares?
A:
No. Pursuant to the Existing Governing Documents, prior to an initial business combination only holders of Class B ordinary shares are entitled to vote in the election of ARYA’s directors. Holders of only Class A ordinary shares are not entitled to vote on the election of ARYA’s directors.

Q:	What revenues and profits/losses has the Adagio generated in the last two years?
A:
For the fiscal years ended December 31, 2023 and 2022, Adagio had total revenues of $0.3 million and $0.2 million and net losses of $38.1 million and $23.7 million, respectively. At the end of fiscal year ended December 31, 2023, Adagio’s total assets were $6.8 million and its total liabilities were $48.9 million. For the three months ended March 31, 2024 and 2023, Adagio had total revenues of $26.0 thousand and $60.0 thousand and net losses of $8.0 million and $9.3 million, respectively. At the end of the three months ended March 31, 2024, Adagio's total assets were $9.3 million and its total liabilities were $59.3 million. For additional information, please see the Adagio Financial Statements and section “Adagio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Q:	What are the potential impacts on the Business Combination resulting from Goldman Sachs & Co. LLC’s waiver of its deferred underwriting commission?
A:
In July 2022, Goldman Sachs & Co. LLC (“GS”), one of the underwriters of ARYA’s initial public offering, reached out to ARYA’s management in order to notify ARYA that GS would be unable to serve as an advisor to ARYA in connection with an initial business combination. At that time, ARYA requested that GS, and GS agreed to, waive its entitlement to its respective portion of the deferred underwriting fee payable pursuant to the Underwriting Agreement that ARYA, Jefferies and GS executed in connection with ARYA’s initial public offering. On August 8, 2022, ARYA executed a formal waiver with GS pursuant to which GS waived all rights to its 50% share of the deferred underwriting commissions (the “Deferred Fee Waiver”), which were payable upon completion of an initial business combination and deposited into the trust account established in connection with ARYA’s initial public offering. In connection with the Deferred Fee Waiver, GS also agreed that (i) the Deferred Fee Waiver is not intended to allocate its 50% portion of the deferred underwriting commissions to the other underwriter that has not waived its right to receive its share of the deferred underwriting commissions and (ii) the waived portion of the deferred underwriting commissions can, at the discretion of ARYA, be paid to one or more parties or otherwise be used in connection with an initial business combination. As a result of the Deferred Fee Waiver, the deferred underwriting commissions payable by ARYA upon the consummation of an initial business combination, including the proposed Business Combination with Adagio, will be reduced to $2,616,250, which will be due only to Jefferies. This amount does not include other transaction fees payable by ARYA or Adagio to Jefferies in connection with the Business Combination, PIPE Financing and Convertible Security Financing. For more information, also see “Proposal 1: Business Combination Proposal—Certain Engagements in Connection with the Business Combination and Related Transactions.”
Other than the notification in July 2022, according to which GS would be unable to continue to serve as an advisor to ARYA, and the subsequent execution of the Deferred Fee Waiver on August 8, 2022, GS and ARYA did not discuss the reasons for GS’s forfeiture of fees. GS did not communicate to ARYA, and ARYA does not otherwise believe, that the Deferred Fee Waiver was the result of any dispute or disagreement with ARYA, including any disagreement relating to the disclosure in this proxy statement/prospectus, the scope of its engagements under the Underwriting Agreement or its ability to complete such engagements or any matter relating to ARYA’s or Adagio’s operations, prospects, policies, procedures or practices. The services to be provided by GS pursuant to the Underwriting Agreement related to ARYA’s initial public offering were complete at the time of the Deferred Fee Waiver and GS is therefore gratuitously waiving its right to be compensated in connection with a business combination.
After the closing of ARYA's initial public offering and prior to the execution of the Deferred Fee Waiver, GS was involved in advising the ARYA Board in connection with the identification or evaluation of potential business combination targets and in providing certain financial and merger-related advisory services to ARYA, including in connection with the proposed business combination with Amicus Therapeutics, Inc. that was terminated on February 23, 2022 (for more information see “Proposal 1: Business Combination Proposal—Background of the Business Combination”). However, following the execution of the Deferred Fee Waiver, GS ceased to provide any advisory services to ARYA and ceased to advise ARYA on the identification or evaluation of potential business combination targets. GS did not advise ARYA in any capacity on the proposed Business Combination with Adagio. Further, ARYA did not rely on any work performed by GS to identify or evaluate potential business combination targets when ARYA resumed its search for potential business combinations after GS ceased to advise ARYA following the execution of the Deferred Fee Waiver. Neither Adagio nor the other potential business combination targets that ARYA considered following the execution of the Deferred Fee Waiver were among the potential business combination targets sourced, identified or recommended by GS while GS was advising ARYA. GS did not, and was not engaged to, perform any work for the boards of directors of ARYA or Adagio that is related to the Business Combination and GS was also not involved in the preparation of any disclosure, or analysis underlying disclosure, included in this proxy statement/prospectus. GS therefore claims no role in the Business Combination with Adagio and, by extension, has also not reached out to ARYA to affirmatively disclaim any responsibility for any of the disclosures in this prospectus.
Despite GS not providing any details as to the reasons for the Deferred Fee Waiver when it approached ARYA in 2022, shareholders should be aware that such Deferred Fee Waiver may indicate that GS does not want to be associated with the disclosures in this proxy statement/prospectus or any underlying business analysis related to the transactions described herein. The Deferred Fee Waiver, including the waivers of fees for services that had already been rendered, is unusual and some investors may find the proposed Business Combination with Adagio less attractive as a result of GS not having been involved in the preparation and review of this proxy statement/prospectus. ARYA’s investors will not have the benefit of GS’s independent review and investigation of the disclosures provided in this proxy statement/prospectus. We note that unaffiliated investors are subject to certain material risks as a result of Adagio going public through a merger rather than through an underwritten initial public offering. For more information also see “Risk Factors—Risks Related to the Business Combination and ARYA—The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.” Further, although GS waived its entitlement to any deferred underwriting fee payable pursuant to the Underwriting Agreement, certain provisions of the Underwriting Agreement were not waived by the GS. In particular, GS did not waive its rights to indemnification under the Underwriting Agreement for any losses, claims, damages or liabilities, joint or several, arising out of or based upon an untrue statement or alleged untrue statement of a material fact contained in the filings and communications related to ARYA’s initial public offering or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading. As a result, if any claims, litigation, disputes or other legal proceedings are brought by third parties against GS in relation to its services provided under the Underwriting Agreement, then ARYA (and New Adagio upon consummation of the Business Combination) may be liable to pay for or reimburse GS for such losses and costs it incurs, subject to the limitations set forth in the Underwriting Agreement. In addition, the Underwriting Agreement contains a contribution provision in the event that the indemnity obligations are unavailable or insufficient to hold harmless an indemnified party; however, GS shall not be required to contribute any amount in excess of the amount by which the total price at which the offered securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such underwriter has otherwise been required to pay. Therefore, there can be no assurance that ARYA (or New Adagio following the Business Combination) would have sufficient funds to satisfy such indemnification claims.
Notwithstanding the foregoing, ARYA executed the Deferred Fee Waiver because it believes that such waiver will be beneficial for its shareholders as such waived fees would reduce the amount of transaction expenses payable in connection with the consummation of an initial business combination by $2,616,250. The ARYA Board did not consider the potential impact of the Deferred Fee Waiver in its assessment of the Business Combination with Adagio, given (a) the timing of the execution of Deferred Fee Waiver in relation to the timing of the negotiations of a business combination agreement with Adagio, (b) that no separate engagement letter was entered into with GS and GS’s obligations therefore being limited in scope solely to the services contemplated by the Underwriting Agreement and its completed services in connection with ARYA’s initial public offering, and (c) that GS did not participate in or provide (and was not required to participate in or provide) advisory services in connection with the identification or evaluation of potential business combination targets, an initial business combination, or the proposed transaction with Adagio. ARYA does not expect that the Deferred Fee Waiver will have any significant impact on the proposed transaction with Adagio other than reducing the amount of expenses associated with the proposed Business Combination and potentially adversely affecting investors’ perception of the proposed Business Combination with Adagio.
Therefore, given GS’s lack of involvement in the Business Combination with Adagio and given the fact that ARYA has not provided a copy of the proxy statement/prospectus to GS for review and GS has not provided any response or feedback regarding the disclosure included herein, investors should not rely on the expertise of GS when making an investment decision in connection with the Business Combination and no inference should be drawn on whether GS agrees with the disclosures included in this proxy statement/prospectus, including the disclosure regarding the Deferred Fee Waiver.
For more information regarding the Deferred Fee Waiver, see the section titled “Summary—Deferred Fee Waiver” and “Proposal 1: Business Combination Proposal—Background of the Business Combination”, and for more information related to the associated risks, see “Risk Factors—Risks Related to the Business Combination and ARYA—The waiver of deferred underwriting commission by GS despite performing all of its obligations under the Underwriting Agreement may indicate that it may be unwilling to be associated with the disclosure in this proxy statement/prospectus.”
Q:	Did the ARYA Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?
A:
Yes. Although the Existing Governing Documents not require the ARYA Board to seek a third-party valuation or fairness opinion in connection with a business combination unless the target is affiliated with the Sponsor or ARYA’s directors or officers, on February 12, 2024, Scalar rendered an oral opinion, which was subsequently confirmed in writing, to the ARYA Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in such opinion, the Consideration (as defined in such opinion) to be delivered to the Adagio Stockholders pursuant to the Original Business Combination Agreement is fair from a financial point of view to the holders of Class A ordinary shares (other than (a) Adagio, (b) the Sponsor, (c) the Insiders, (d) the Initial Other PIPE Investors, (e) the Convert Investors and (f) the Perceptive PIPE Investor (the “Excluded Parties)), without giving effect to any impact of the Business Combination on any particular holder of Class A ordinary shares other than in its capacity as a holder of Class A ordinary shares. Please see the section entitled “Proposal 1: Business Combination Proposal—Opinion of ARYA’s Financial Advisor” and the opinion of Scalar attached hereto as Annex Z for additional information.
Q.	What will Adagio’s equityholders receive in return for the Business Combination with ARYA?
A.
On the Closing Date, immediately prior to the Adagio Merger Effective Time, Adagio will also cause (A) each warrant of Adagio (other than the Pre-Funded Warrants for Series E Preferred Shares) to be either (x) terminated, or (y) “net” exercised in exchange for shares of Adagio Common Stock determined in accordance with the terms of the applicable warrant agreement; (B) all issued and outstanding Adagio Convertible Notes, including any accrued and unpaid interest thereon, to be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Notes and such Adagio Convertible Notes shall be canceled, satisfied, extinguished, discharged and retired in connection with such conversion; and (C) each share of Adagio Preferred Stock that is issued and outstanding immediately prior to the Adagio Merger Effective Time to be automatically converted into shares of Adagio Common Stock. Following such conversions into Adagio Common Stock, at the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement (A) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the DGCL are properly exercised and not withdrawn) shall be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement, (B) each Pre-Funded Warrant for Series E Preferred Shares that is issued and outstanding immediately prior to the Adagio Merger Effective Time shall be automatically canceled and extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement, (C) each Vested Adagio Option with an aggregate value that exceeds the aggregate exercise price of such Adagio Option shall be cancelled and extinguished in exchange for options to purchase shares of New Adagio Common Stock, and (D) each issued and outstanding Adagio equity award (other than the In-the-Money Adagio Options) shall no longer be outstanding and shall automatically be canceled and extinguished for no consideration and each holder thereof shall cease to have any rights with respect thereto.

Q.	How will the combined company be managed following the Business Combination?
A.
Following the Closing, it is expected that the current management of Adagio will become the management of New Adagio, and the New Adagio Board will initially consist of up to seven (7) directors, which will be divided into three classes (Class I, II and III), with directors serving staggered three-year terms and with Class I consisting of two (2) directors, Class II consisting of two (2) directors and Class III consisting of up to three (3) directors. Pursuant to the Business Combination Agreement, the New Adagio Board will consist of three (3) individuals designated by Adagio, each of whom shall be reasonably acceptable to ARYA and the Sponsor, and four (4) individuals designated by the Sponsor, whom shall be reasonably acceptable to Adagio. Please see the section entitled “Management of New Adagio Following the Business Combination” for further information and biographies of the proposed management and directors of New Adagio.

Q.	What equity stake will current ARYA shareholders and current equityholders of Adagio hold in New Adagio immediately after the consummation of the Business Combination?
A.
It is anticipated that, upon completion of the Business Combination, and assuming no holders of Public Shares exercise their redemption rights: (i) Public Shareholders will retain an ownership interest of approximately 18.2% of the outstanding New Adagio Common Stock; (ii) the initial shareholders will own approximately 15.9% of the outstanding New Adagio Common Stock; (iii) the existing Adagio shareholders, excluding the Perceptive PIPE Investor and RA Capital, will own approximately 8.3% of the outstanding New Adagio Common Stock; (iv) the PIPE Investors, excluding the Perceptive PIPE Investor and including RA Capital, will own approximately 19.6% of the outstanding New Adagio Common Stock; and (v) the Perceptive PIPE Investor will own approximately 38.0% of the outstanding New Adagio Common Stock. Assuming

100% of the holders of Public Shares exercise their redemption rights: (i) Public Shareholders will retain an ownership interest of approximately 0% of the outstanding New Adagio Common Stock; (ii) the initial shareholders will own approximately 19.5% of the outstanding New Adagio Common Stock; (iii) the existing Adagio shareholders, excluding the Perceptive PIPE Investor and RA Capital, will own approximately 10.2% of the outstanding New Adagio Common Stock; (iv) the PIPE Investors, excluding the Perceptive PIPE Investor and including RA Capital, will own approximately 23.9% of the outstanding New Adagio Common Stock; and (v) the Perceptive PIPE Investor will own approximately 46.4% of the outstanding New Adagio Common Stock. These percentages are based on the assumptions described in the footnotes to the table below and a redemption value of the Public Shares on the Closing Date of approximately $11.54 per share (based on the aggregate amount on deposit in the Trust Account of approximately $38,087,853 as of July 8, 2024).
As discussed below under the heading “—How do the Sponsor and the other initial shareholders intend to vote their shares?,” our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates, may purchase Public Shares from Public Shareholders in privately negotiated transactions or in the open market prior to or following the completion of the Business Combination. If such purchases are made, the public “float” of the Public Shares (prior to the Closing) or the New Adagio Common Stock (following the Closing) and the number of beneficial holders of ARYA Shares (prior to the Closing) or the New Adagio Common Stock (following the Closing) may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of such securities on the Nasdaq or another national securities exchange or reducing the liquidity of the trading market for such securities.
The below sensitivity table shows the potential impact of redemptions on the share ownership by non-redeeming shareholders in a no redemption scenario, 25% redemption scenario, 75% redemption scenario, and maximum redemption scenario. The information in the below sensitivity table has been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in the below sensitivity table. In addition, certain percentages presented in the below sensitivity table reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding. As described in the footnotes to the below tables, the number of shares assumed to be issued and outstanding on the Closing Date as well as the number shares issuable following the Closing Date, creating additional dilution, are based on assumptions, including the aggregate amount on deposit in the Trust Account of approximately $38,087,853 and the closing price of the Class A ordinary shares on Nasdaq as of July 8, 2024. Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated.
	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 75% Redemption(3)		Assuming Maximum Redemption(4)
Shareholders	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
Holders of Public Shares(5)	2,832,010	18.2%	2,124,007	14.3%	708,003	5.3%	—	—
Initial shareholders (including the Sponsor)(6)	2,474,000	15.9%	2,474,000	16.7%	2,474,000	18.4%	2,474,000	19.5%
Existing Adagio shareholders (excluding Perceptive PIPE Investor and RA Capital)(7)	1,290,885	8.3%	1,290,885	8.7%	1,290,885	9.6%	1,290,885	10.2%
PIPE Investors (excluding the Perceptive PIPE Investor and including RA Capital)(8)	3,038,694	19.6%	3,038,694	20.5%	3,038,694	22.7%	3,038,694	23.9%
Perceptive PIPE Investor(9)	5,898,103	38.0%	5,898,103	39.8%	5,898,103	44.0%	5,898,103	46.4%

	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 75% Redemption(3)		Assuming Maximum Redemption(4)
Shareholders	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
Total Shares Outstanding (excluding Additional Dilution Sources)	15,533,692	100.0%	14,825,689	100.0%	13,409,685	100.0%	12,701,682	100.0%
The sensitivity table below also sets forth the potential additional dilutive impact that additional sources of dilution might have on the share ownership by non-redeeming shareholders in a no redemption scenario, 25% redemption scenario, 75% redemption scenario, and maximum redemption scenario.
	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 75% Redemption(3)		Assuming Maximum Redemption(4)
Additional Dilution Sources	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
PIPE Warrants(10)	6,471,444	17.9%	6,471,444	18.5%	6,471,444	20.6%	6,471,444	21.3%
New Adagio Convertible Notes(11)	2,000,000	5.5%	2,000,000	5.7%	1,250,000	4.0%	1,250,000	4.1%
Convert Warrants(12)	1,500,000	4.2%	1,500,000	4.3%	937,500	3.0%	937,500	3.1%
2024 Equity Incentive Plan(13)	5,132,897	14.2%	4,915,050	14.0%	4,479,356	14.2%	4,261,509	14.0%
2024 Key Employee Plan(14)	3,849,672	10.7%	3,686,287	10.5%	3,359,517	10.7%	3,196,132	10.5%
ESPP(15)	463,067	1.3%	448,907	1.3%	420,587	1.3%	406,426	1.3%
Sponsor’s Share Trigger Price Vesting(16)	1,147,500	3.2%	1,147,500	3.3%	1,147,500	3.6%	1,147,500	3.8%
In-the-Money Adagio Options(17)	722	0.0%	722	0.0%	722	0.0%	722	0.0%
Total Additional Dilution Sources(18)	20,565,302	57.0%	20,169,910	57.6%	18,066,626	57.4%	17,671,233	58.2%
(1)
This scenario assumes that no Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(2)
This scenario assumes that 708,003 Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(3)
This scenario assumes that 2,124,007 Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(4)
This scenario assumes that 2,832,010 Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See footnote 5 below. See also “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(5)
Total number of Public Shares subject to redemption is net of 468,006 Public Shares that are subject to non-redemption agreements by certain Other PIPE Investors. Such deduction of 468,006 Public Shares includes 133,500 Public Shares that were purchased in the open market at an average price of $11.23 per share (assuming such PIPE Investor does not sell such Public Shares prior to Closing and decides to subject to its Subscription Agreement other Public Shares acquired and not redeemed prior to Closing) and 86,806 Public Shares that are assumed to be purchased at $11.52 per share in the open market (such price reflects the closing price of the Class A ordinary shares on Nasdaq on July 8, 2024) pursuant to open market purchase commitments made by certain Other PIPE Investors for a total of $2,500,000.

(6)
Excludes (i) 1,000,000 of the Sponsor’s Class B ordinary shares that will be forfeited to ARYA and issued by ListCo as Incentive Shares to PIPE Investors, including the Perceptive PIPE Investor, and (ii) 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor with respect to its Class B ordinary shares upon Share Trigger Price Vesting. Includes 385,000 shares of New Adagio Common Stock that may be issued to the Sponsor upon the contribution of the ARYA Convertible Promissory Notes (assuming the maximum principal amount is drawn under the ARYA Convertible Promissory Notes, no Additional ARYA Convertible Promissory Note is issued to the Sponsor and the Sponsor elects for the full principal amount under the ARYA Convertible Promissory Notes to be converted into New Adagio Common Stock at a conversion price of $10.00 per share).

(7)
Includes, but is not limited to, 532,580 shares of New Adagio Common Stock issued upon conversion of the Adagio Convertible Notes, including any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 5 months after execution of the Business Combination Agreement. Excludes shares of New Adagio Common Stock issuable under the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, or the ESPP, and assumes exercise of In-the-Money Adagio Option into shares of New Adagio Common Stock. For more information, see additional sources of dilution in the table below.

(8)
Includes, but is not limited to, (i) 384,237 Incentive Shares, (ii) 114,987 shares of New Adagio Common Stock issued upon conversion of shares in Adagio held by one of the Other PIPE Investors prior to Closing, (iii) 456,496 shares of New Adagio Common Stock issued upon conversion of the Adagio Convertible Notes held by one of the Other PIPE Investors, including any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 5 months after execution of the Business Combination Agreement, (iv) the commitments by certain PIPE Investors to purchase and not redeem 133,500 Public Shares that were purchased in the open market at an average price of $11.23 per share (assuming such PIPE Investor does not sell such Public Shares prior to Closing and decides to subject to its Subscription Agreement other Public Shares acquired and not redeemed prior to Closing) and 86,806 Public Shares assumed to be purchased at $11.52 per share in the open market (such price reflects the closing price of the Class A ordinary shares on Nasdaq on July 8, 2024) by certain PIPE Investors pursuant to open market purchase commitments for up to $2,500,000 made in certain Subscription Agreements, and (v) the commitments by certain PIPE Investors not to redeem 247,700 Public Shares they currently hold prior to the Closing. Assumes that RA Capital elects to receive shares of New Adagio Common Stock in respect of its entire subscription amount pursuant to its Subscription Agreement and does not elect to receive any Pre-Funded Warrants. Does not include any shares of New Adagio Common Stock issuable upon exercise of any PIPE Warrants. For more information, see additional sources of dilution in the table below.

(9)
Includes, but is not limited to, (i) 812,679 Incentive Shares, (ii) 3,580,044 shares of New Adagio Common Stock issued upon contribution of Bridge Financing Notes held by the Perceptive PIPE Investor, including any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 5 months after execution of the Business Combination Agreement and (iii) 80,414 shares of New Adagio Common Stock issued upon conversion of shares of Adagio held by the Perceptive PIPE Investor prior to Closing. Does not include any shares of New Adagio Common Stock issuable to the Perceptive PIPE Investor upon conversion of any New Adagio Convertible Notes or any shares of New Adagio Common Stock issuable upon exercise of any PIPE Warrants or Convert Warrants. For more information, see additional sources of dilution in the table below.

(10)
Assumes all PIPE Warrants are exercised for shares on a one for one basis and are not cashless exercised. 4,388,470 shares of New Adagio Common Stock would be issuable to the Perceptive PIPE Investor based on the 4,388,470 PIPE Warrants to be issued to the Perceptive PIPE Investor in the PIPE Financing. Such number of shares to be issued to the Perceptive PIPE Investor based on the 4,388,470 PIPE Warrants it holds would represent 12.2%, 12.5%, 13.9% and 14.4% of the shares assumed to be issued and outstanding on the Closing Date pursuant to the table above in the no redemption, 25% redemption, 75% redemption and 100% redemption scenario, respectively. Assumes that RA Capital elects to receive shares of New Adagio Common Stock in respect of its entire subscription amount pursuant to its Subscription Agreement and does not elect to receive any Pre-Funded Warrants.

(11)
Assumes the New Adagio Convertible Notes are converted into shares of New Adagio Common Stock at a conversion price of $10.00 per share. 700,000 shares of New Adagio Common Stock would be issuable to the Perceptive PIPE Investor based on the up to $7,000,000 of New Adagio Convertible Notes to be issued to the Perceptive PIPE Investor in the Convertible Security Financing, assuming no Additional Financing is raised prior to the Closing Date. Such number of shares to be issued to the Perceptive PIPE Investor based on the $7,000,000 of New Adagio Convertible Notes it is expected to hold would represent 1.9%, 2.0%, 2.2% and 2.3% of the shares assumed to be issued and outstanding on the Closing Date pursuant to the table above in the no redemption, 25% redemption, 75% redemption and 100% redemption scenario, respectively. As set forth in the Convertible Security Subscription Agreement, the closing of $7,500,000 of financing by the Contingent Investor in the Convertible Security Financing is conditioned on New Adagio having a certain amount of available unrestricted cash on the Closing Date. Assuming no Additional Financing has been raised prior to the Closing Date, such minimum unrestricted cash condition is not met in the 75% (if the Closing Date is prior to July 28, 2024) and maximum redemption scenarios. For additional information on the minimum unrestricted cash condition and the maximum redemption level after which the minimum unrestricted cash condition ceases to be met, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Convertible Security Financing—Convertible Security Subscription Agreement and 2024 Bridge Financing Note Subscription Agreement.”

(12)
Assumes all Convert Warrants are exercised for shares on a one for one basis at $24.00 per share and are not cashless exercised. 525,000 shares of New Adagio Common Stock would be issuable to the Perceptive PIPE Investor based on the 525,000 Convert Warrants to be issued to the Perceptive PIPE Investor in the Convertible Security Financing (assuming no Additional Financing is raised between signing of the 2024 Bridge Financing Note Subscription Agreement and the Closing Date). Such number of shares to be issued to the Perceptive PIPE Investor based on the 525,000 Convert Warrants it holds would represent 1.5%, 1.5%, 1.7% and 1.7% of the shares assumed to be issued and outstanding on the Closing Date pursuant to the table above in the no redemption, 25% redemption, 75% redemption and 100% redemption scenario, respectively. As set forth in the Convertible Security Subscription Agreement, the closing of $7,500,000 of financing by the Contingent Investor in the Convertible Security Financing is conditioned on New Adagio having a certain amount of available unrestricted cash on the Closing Date. Assuming no Additional Financing has been raised prior to the Closing Date, such minimum unrestricted cash condition is not met in the 75% (if the Closing Date is prior to July 28, 2024) and maximum redemption scenarios. For additional information on the minimum unrestricted cash condition and the maximum redemption level after which the minimum unrestricted cash condition ceases to be met, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Convertible Security Financing—Convertible Security Subscription Agreement and 2024 Bridge Financing Note Subscription Agreement.”

(13)
This row assumes the issuance of all shares of New Adagio Common Stock reserved for issuance under the 2024 Equity Incentive Plan, which equals the Incentive Equity Plan Maximum Amount (as defined in the Business Combination Agreement).

(14)
This row assumes the issuance of all shares of New Adagio Common Stock reserved for issuance under the 2024 Key Employee Plan, which equals the Key Employee Incentive Plan Maximum Amount (as defined in the Business Combination Agreement).

(15)
This row assumes the issuance of all shares of New Adagio Common Stock reserved for issuance under the ESPP, which equals 2% of the Fully-Diluted HoldCo Closing Capitalization (as defined in the Business Combination Agreement).

(16)	Assumes 1,147,500 shares of New Adagio Common Stock are issued to the Sponsor with respect to its Class B ordinary shares upon Share Trigger Price Vesting.
(17)
In connection with the Closing, each issued, outstanding and unexercised In-the-Money Adagio Option will be cancelled and extinguished in exchange for options to purchase shares of New Adagio Common Stock.

(18)
You may experience additional dilution if the Jefferies Fees are paid in shares of New Adagio Common Stock and not in cash. For more information on the payment of the Jefferies Fees in shares of New Adagio Common Stock, please see “Proposal 1: Business Combination Proposal—Certain Engagements in Connection with the Business Combination and Related Transactions.”

For more information on the impact on post-Closing public float of redemptions in connection with the Business Combination, sources of dilution and other issuances of shares of New Adagio Common Stock in connection with the Business Combination and the transactions contemplated thereby, see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Also see “Shares Eligible For Future Sale And Securities Act Restrictions On Resale Of New Adagio Common Stock” for more information on impact on public float of contractual lock-ups and other restrictions on transfers and shares eligible for sale following the closing of the Business Combination.
Upon completion of the Business Combination, the Perceptive PIPE Investor and its affiliates, including the Sponsor, will beneficially own a significant equity interest in New Adagio and may take actions that conflict with the interests of the Public Shareholders or stockholders of New Adagio. The interests of the Sponsor may not align with the interests of the Public Shareholders or stockholders of New Adagio in the future (see “Questions and Answers for Shareholders of ARYA—What interests do the initial shareholders have in the Business Combination”). The Sponsor and its affiliates are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with New Adagio. The Sponsor and its affiliates may also pursue acquisition opportunities that may be complementary to New Adagio’s business and, as a result, those acquisition opportunities may not be available to New Adagio. In addition, the Sponsor may have an interest in New Adagio pursuing acquisitions, divestitures, and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to New Adagio and its stockholders.
Q:	How will my rights as a stockholder in New Adagio after the Closing differ from my current rights as an ARYA shareholder?
A:
New Adagio will be a Delaware corporation and, as a result, there will be differences between your rights as a stockholder of New Adagio under the Delaware corporate law and your current rights as a shareholder of ARYA under the laws of the Cayman Islands, including the Cayman Islands Companies Act. In addition, upon the Closing, your rights as a stockholder of New Adagio will be governed by the Proposed Certificate of Incorporation and the Proposed Bylaws of New Adagio, attached hereto as Annex D and Annex E, respectively. A comparison of your rights as a stockholder under the Proposed Governing Documents is discussed in the section titled “Comparison of Corporate Governance and Shareholder Rights.”

Q:	How do the Base Warrants, the Pre-Funded Warrants and the Convert Warrants differ from each other?
A:
Each Base Warrant entitles the registered holder thereof to purchase one share of New Adagio Common Stock at a price of $10.00 per share, subject to adjustment, following the closing of the Business Combination. The Base Warrants, issued to certain PIPE Investors pursuant to the Subscription Agreements and the Base Warrant Agreement, will expire on the fifth anniversary of the Closing.

Each Pre-Funded Warrant entitles the registered holder thereof to purchase one share of New Adagio Common Stock at a price of $0.01 per share, subject to adjustment, following the closing of the Business Combination. The Pre-Funded Warrants, issued to certain PIPE Investors pursuant to the Subscription Agreements and the Pre-Funded Warrant Agreement, will not expire until such warrants are exercised in full.
Each Convert Warrant entitles the registered holder thereof to purchase one share of New Adagio Common Stock at price of $24.00 per share, subject to adjustment, following the closing of the Business Combination. The Convert Warrants, issued to certain Convert Investors pursuant to the Convertible Security Subscription Agreement and the Convert Warrant Agreement, will expire on the seventh anniversary of the Closing.
Each of the Base Warrant Agreements, the Pre-Funded Warrant Agreements and Convert Warrant Agreement will be entered into concurrently with the Closing, and each PIPE Warrant and Convert Warrant will bear a restrictive legend. No PIPE Warrant or Convert Warrant may be exercised and New Adagio shall not be obligated to issue shares of New Adagio Common Stock upon exercise of a PIPE Warrant or Convert Warrant unless the shares of New Adagio Common Stock issuable upon such PIPE Warrant or Convert Warrant exercise have been registered, qualified or are exempt from registration or qualification under the Securities Act and under the securities laws of the state of residence of the registered holder of such PIPE Warrant or Convert Warrant. If at the time of exercise, following the one-year anniversary of the filing of a Current Report on Form 8-K (or any other applicable form) that includes current “Form 10 information” (within the meaning of Rule 144) reflecting New Adagio's status as an entity that is no longer an issuer described in paragraph (i)(1)(i) of Rule 144, there is no effective registration statement registering the shares of New Adagio Common Stock issuable upon exercise of the PIPE Warrants or Convert Warrants, or the prospectus contained therein is not available for the resale of such share by the holder of such warrants, the registered holder of such PIPE Warrant or Convert Warrant may be entitled to exercise such PIPE Warrant or Convert Warrant by way of cashless exercise in accordance with Section 3(a)(9) of the Securities Act. Otherwise, such holder may not be entitled to exercise its PIPE Warrant or Convert Warrant and, in the case of the Base Warrants or Convert Warrants, such Base Warrant or Convert Warrant may expire worthless.
If holders of Base Warrants elect to exercise on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of New Adagio Common Stock yielded by the following formula: [(A-B) (X)] / (A), where, as described in more details in the Base Warrant Agreement (A) is (i) the volume-weighted average price (“VWAP”) on the trading day immediately preceding the date of the applicable warrant exercise notice if such notice is (1) both executed and delivered on a day that is not a trading day or (2) both executed and delivered on a trading day prior to the opening of “regular trading hours” (as defined in Rule 600(b) of Regulation NMS promulgated under the federal securities laws) on such trading day, (ii) at the option of the holder, either (y) the VWAP on the trading day immediately preceding the date of the applicable exercise notice or (z) the did price of the shares of New Adagio Common Stock on the applicable stock exchange as reported by Bloomberg L.P. as of the time of the holder’s execution of the applicable exercise notice if such notice is executed during “regular trading hours” on a trading day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a trading day), or (iii) the VWAP on the date of the applicable exercise notice if the date of such notice is a trading day and such notice is both executed and delivered after the close of “regular trading hours” on such trading day; (B) is the exercise price of the Base Warrant, as adjusted pursuant to the Base Warrant Agreement; and (X) is the number of shares of New Adagio Common Stock that would be issuable upon exercise of the portion of the Base Warrant specified in the exercise notice in accordance with the terms of the Base Warrant Agreement if such exercise were by means of a cash exercise rather than a cashless exercise.
Similarly, if holders of the Pre-Funded Warrants or Convert Warrants elect to exercise on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of New Adagio Common Stock yielded by the following formula: (A x B) - (A x C)]/B. For purposes of the foregoing formula and as described in more details in the Pre-Funded Warrant Agreement or the Convert Warrant Agreement, as applicable: A is the total number of shares with respect to which the Pre-Funded Warrants or Convert Warrants are then being exercised; B is as elected by the Holder: (i) the VWAP of the shares of New Adagio Common Stock on the trading day immediately preceding the date of the applicable exercise notice if such notice is (1) both executed and delivered on a day that is not a trading day or (2) both executed and delivered on a trading day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such trading day, (ii) at the option of the applicable holder, either (y) the VWAP on the trading day immediately preceding the date of the applicable exercise notice or (z) the bid price of the shares of New Adagio Common Stock as of the time of the holders’ execution of the applicable exercise notice if such notice is executed during “regular trading hours” on a trading day and is delivered within two (2) hours thereafter, or (iii) the closing sale price of the New Adagio Common Stock on the date of the applicable exercise notice if the date of such notice is a trading day and such notice is both executed and delivered after the close of “regular trading hours” on such trading day; and C is the exercise price then in effect for the applicable shares of New Adagio Common Stock at the time of such exercise under the Pre-Funded Warrant or the Convert Warrant, as applicable.
For additional information and risks related to the PIPE Warrants or Convert Warrants, please see “Description of New Adagio Securities,” “Risk Factors—Risks Related to the Business Combination and ARYA—New Adagio will not receive a significant amount of additional funds upon the exercise of the Pre-Funded Warrants; and any exercise of PIPE Warrants or Convert Warrants would increase the number of shares eligible for future resale in the public market and may result in substantial dilution to New Adagio’s stockholders,” “Risk Factors—Risks

Related to the Business Combination and ARYA—There is no public market for the PIPE Warrants or Convert Warrants expected to be issued in connection with the PIPE Financing or the Convertible Security Financing,” “Risk Factors—Risks Related to the Business Combination and ARYA—Holders of the PIPE Warrants purchased in the PIPE Financing or Convert Warrants purchased in the Convertible Security Financing will have no rights as common stockholders until such holders acquire shares of New Adagio Common Stock,” and “Risk Factors—Risks Related to the Business Combination and ARYA—Significant holders or beneficial holders of New Adagio Common Stock may not be permitted to exercise certain Base Warrants, Pre-Funded Warrants or Convert Warrants that they hold.”
Q:	Can I sell the New Adagio Common Stock that I may receive in the Business Combination?
A:
Yes, so long as there is sufficient market demand for the New Adagio Common Stock. The New Adagio Common Stock being issued in the Business Combination to former public shareholders of ARYA that do not redeem in connection with the Business Combination will be transferable (subject to applicable restrictions under the U.S. securities laws) and will be registered with the SEC. It is a condition to Closing that the New Adagio Common Stock being issued in the Business Combination, including the New Adagio Common Stock issued as part of the PIPE Financing, be approved for listing on Nasdaq, subject to official notice of issuance. However, following the Business Combination, there can be no assurance that the New Adagio Common Stock will continue to satisfy the listing requirements of Nasdaq or that a trading market in the New Adagio Common Stock will develop or exist at any time. further, no prediction can be made regarding the liquidity of any such market or the prices at which the New Adagio Common Stock may trade at any point in time. See “Risk Factors—Nasdaq may delist ARYA’s Class A ordinary shares from its exchange prior to the Closing or Nasdaq may not list New Adagio’s securities on its exchange, which could limit investors’ ability to make transactions in ARYA's Class A ordinary shares or in New Adagio’s securities and subject ARYA or New Adagio, as applicable, to additional trading restrictions” for additional information.

Q:	What is the expected per share value of the cash consideration to be received by Adagio in the Business Combination?
A:
As described in “Summary—Sources and Uses of Funds for the Business Combination,” and “—What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?” the net cash to the balance sheet of New Adagio and the total number of shares of New Adagio Common Stock will, among others, depend on the extent to which Public Shareholders exercise their redemption rights, the redemption price per share at Closing, the price at which the open market purchases in connection with the PIPE Financing occur and how much accrued and unpaid interest on the Bridge Financing Notes will be contributed in exchange for shares of New Adagio Common Stock and how much accrued and unpaid interest on the Adagio Convertible Notes will be converted into shares of New Adagio Common Stock at Closing. Although the parties to the Business Combination have deemed the value of the New Adagio Common Stock to be equal to $10.00 per share for determining the number of shares of New Adagio Common Stock issuable to holders of Adagio Common Stock, the cash value per share of New Adagio Common Stock and the trading price of New Adagio Common Stock following the Business Combination is expected to be substantially less than $10.00 per share.

As discussed below under the heading “—How do the Sponsor and the other initial shareholders intend to vote their shares?,” our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates, may purchase Public Shares from Public Shareholders in privately negotiated transactions or in the open market prior to or following the completion of the Business Combination. If such purchases are made, the public “float” of the Public Shares (prior to the Closing) or the New Adagio Common Stock (following the Closing) and the number of beneficial holders of ARYA Shares (prior to the Closing) or the New Adagio Common Stock (following the Closing) may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of such securities on the Nasdaq or another national securities exchange or reducing the liquidity of the trading market for such securities. For more information on the impact on post-Closing public float of redemptions in connection with the Business Combination, sources of dilution and other issuances of shares of New Adagio Common Stock in connection with the Business Combination and the transactions contemplated thereby, see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Also see “Shares Eligible For Future Sale And Securities Act Restrictions On Resale Of New Adagio Common Stock” for more information on impact on public float of contractual lock-ups and other restrictions on transfers and shares eligible for sale following the closing of the Business Combination.
Set forth below is a calculation of the net cash per share of New Adagio Common Stock resulting from the proceeds of the Trust Account in a no redemption scenario, 25% redemption scenario, 75% redemption scenario, and maximum redemption scenario. Such calculations are based upon (i) cash held in the Trust Account as of July 8, 2024 of approximately $11.54 per Public Share (rounded to the nearest cent) and (ii) transaction expenses estimated at approximately $19,069,593.
	Assuming No Redemption(1)	Assuming 25% Redemption(2)	Assuming 75% Redemption(3)	Assuming Maximum Redemption(4)
Public Shares Not Redeemed(5)	2,832,010	2,124,007	708,003	—
Gross Cash Proceeds from the Trust Account at $11.54 per Share(5)	$32,686,260.02	$24,514,689.25	$8,171,570.78	—
PIPE Financing(6)	$25,472,168.25	$25,472,168.25	$25,472,168.25	$25,472,168.25
Convertible Security Financing(7)	$13,000,000.00	$13,000,000.00	$5,500,000.00	$5,500,000.00
Transaction Expenses(8)	$19,069,593.00	$19,069,593.00	$19,069,593.00	$19,069,593.00
Net Cash Proceeds from the Trust Account at $11.54 per Share(9)	$52,088,835.27	$43,917,264.49	$20,074,146.02	$11,902,575.25
Total Shares Outstanding(10)	15,533,692	14,825,689	13,409,685	12,701,682
Net Cash per share of New Adagio Common Stock Outstanding	$3.35	$2.96	$1.50	$0.94
(1)
This scenario assumes that no Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(2)
This scenario assumes that 708,003 Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(3)
This scenario assumes that 2,124,007 Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(4)
This scenario assumes that 2,832,010 Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(5)
Total number of Public Shares subject to redemption is net of 468,006 Public Shares that are subject to non-redemption agreements by certain Other PIPE Investors. Such deduction of 468,006 Public Shares includes 133,500 Public Shares that were purchased in the open market at an average price of $11.23 per share (assuming such PIPE Investor does not sell such Public Shares prior to Closing and decides to subject to its Subscription Agreement other Public Shares acquired and not redeemed prior to Closing) and 86,086 Public Shares that are assumed to be purchased at $11.52 per share in the open market (such price reflects the closing price of the Class A ordinary shares on Nasdaq on July 8, 2024) pursuant to open market purchase commitments made by certain Other PIPE Investors for a total of $2,500,000.

(6)
Includes the redemption value of 468,006 Public Shares resulting from the commitments from certain Other PIPE Investors to (i) purchase and not redeem Public Shares (subject to the assumptions discussed in footnote 5 above) and (ii) not redeem 247,700 Public Shares they currently hold prior to the Closing. Does not assume the exercise of any PIPE Warrants at $10.00 per share. Excludes $28,500,000 of Bridge Financing Notes that have been funded pre-Closing and any Additional Convertible Notes that may be funded prior to Closing.

(7)
Excludes $7,000,000 of 2024 Bridge Financing Note that has been funded pre-Closing. Does not assume the exercise of any Convert Warrants at $24.00 per share. As set forth in the Convertible Security Subscription Agreement, the closing of $7,500,000 of financing by the Contingent Investor in the Convertible Security Financing is conditioned on New Adagio having a certain amount of available unrestricted cash on the Closing Date. Assuming no Additional Financing has been raised prior to the Closing Date, such minimum unrestricted cash condition is not met in the 75% (if the Closing Date is prior to July 28, 2024) and maximum redemption scenarios. For additional information on the minimum unrestricted cash condition and the maximum redemption level after which the minimum unrestricted cash condition ceases to be met, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Convertible Security Financing—Convertible Security Subscription Agreement and 2024 Bridge Financing Note Subscription Agreement.”
(8)
Excludes the portion of the deferred underwriting commissions that has been waived by GS. Assumes ARYA does not elect to pay the Jefferies Fees in shares of New Adagio Common Stock. “Risk Factors—Risks Related to the Business Combination and ARYA—The waiver of deferred underwriting commission by GS despite performing all of its obligations under the Underwriting Agreement may indicate that it may be unwilling to be associated with the disclosure in this proxy statement/prospectus.”

(9)	Deducts the portion of the deferred underwriting commissions that have not been waived, as described above.
(10)
Reflects the assumptions made further above in the sensitivity table under “—What equity stake will current ARYA shareholders and current equityholders of Adagio hold in New Adagio immediately after the consummation of the Business Combination?” Does not adjust for sources of dilution following the Closing Date. For more information on potential sources of dilution also see, “—What equity stake will current ARYA shareholders and current equityholders of Adagio hold in New Adagio immediately after the consummation of the Business Combination?” Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated.

Q.	What amendments will be made to the current constitutional documents of ARYA?
A.
The Existing Governing Documents set forth various provisions related to ARYA’s status as a blank check company prior to the consummation of a business combination, including a provision that provides that, if ARYA does not consummate a business combination by the Termination Date, ARYA shall cease all operations except for the purposes of winding up and shall redeem the Public Shares and liquidate the Trust Account.

The amendment and restatement of the Existing Organizational Documents in connection with the ARYA Merger Proposal will make ARYA’s existence perpetual and will remove other provisions related to ARYA’s status as a blank check company, which will become irrelevant following the consummation of the Business Combination and due to the post-Business Combination status of ARYA as a subsidiary of New Adagio. See the discussion in this proxy statement/prospectus under the caption, “Proposal 2: ARYA Merger Proposal.”
Q.	Do I have redemption rights and is there a limit on the number of shares I may redeem?
A.
If you are a holder of Public Shares, you have the right to request that we redeem all or a portion of your Public Shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.
The initial shareholders have agreed to waive their redemption rights with respect to all of their ARYA Shares in connection with the consummation of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price.

Q.	How do I exercise my redemption rights?
A.
Pursuant to the Existing Organizational Documents, a Public Shareholder may request that ARYA redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. If the Business Combination is approved, ARYA will cause any Public Shares that have been validly tendered or delivered for redemption on the Closing Date, to be redeemed prior to the ARYA Merger Effective Time. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)	hold Public Shares; and
(ii)
prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting), (a) submit a written request to the Transfer Agent in which you (i) request that ARYA redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and (b) deliver your Public Shares to the Transfer Agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) (the “Redemption Deadline”) in order for their shares to be redeemed.
The address of Continental, the Transfer Agent, is listed under the question “Who can help answer my questions?” below.
The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public Shareholders may seek to have their Public Shares redeemed by ARYA, regardless of whether they vote for or against the Business Combination Proposal or any other proposal and whether they held ARYA Shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds ARYA Shares on or before [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata portion of the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination and including interest earned on the funds held in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $38,087,853 on July 8, 2024, the estimated per share redemption price is expected to be approximately $11.54. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims, and we cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.
A Public Shareholder who has properly tendered or delivered his, her or its Public Shares for redemption will be entitled to receive his, her or its pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such shares only if the Business Combination is completed. If the Business Combination is not completed, the redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own any shares. See “Annual General Meeting of ARYA Shareholders—Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Public Shareholders who seek to redeem their Public Shares must demand redemption no later than 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) by (a) submitting a written request to the Transfer Agent that ARYA redeem such holder’s Public Shares for cash, (b) affirmatively certifying in such request to the Transfer Agent for redemption if such holder is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to ARYA Shares and (c) tendering or delivering their ARYA Shares, either physically or electronically using DTC’s DWAC system, at the holder’s option, to the Transfer Agent prior to the General Meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered or delivered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by ARYA.
Any request for redemption, once made by a holder of Public Shares, may not be withdrawn following the Redemption Deadline unless the ARYA Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). Furthermore, if a Public Shareholder demands redemption of such shares and subsequently decides prior to the Redemption Deadline not to elect to exercise such rights, he or she may simply request that the Transfer Agent return the shares (physically or electronically). Any corrected or changed written exercise of redemption rights must be received by the Transfer Agent prior to the vote taken on the Business Combination Proposal at the General Meeting. No request for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the initially scheduled vote at the General Meeting.
If a Public Shareholder properly makes a request for redemption and the Public Shares are delivered as described above, then, if the Business Combination is consummated, we will redeem the Public Shares for a pro rata portion of the funds deposited in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, less any taxes then due but not yet paid. If the Business Combination is approved, ARYA will cause any Public Shares that have been validly tendered or delivered for redemption on the Closing Date, to be redeemed prior to the ARYA Merger Effective Time.
Q:	What are the material U.S. federal income tax consequences as a result of the ARYA Merger?
A:
Subject to the rules for “passive foreign investment companies,” referred to herein as “PFICs,” and the limitations and qualifications described in the section entitled “Material U.S. Federal Income Tax Considerations,” the exchange of Public Shares for shares of New Adagio Common Stock pursuant to the ARYA Merger should (when taken together with the related transactions of the Business Combination) qualify as a tax-deferred exchange for U.S. federal income tax purposes under Section 351 of the Code (a “Section 351 Exchange”).

In addition, the ARYA Merger might independently qualify for U.S. federal income tax purposes as a tax-deferred reorganization within the meaning of Section 368(a) of the Code (a “Reorganization”) to the extent applicable requirements are satisfied. Under Section 368(a) of the Code, a transaction must satisfy certain requirements to qualify as a Reorganization, including, among others, that the acquiring corporation (or, in the case of certain reorganizations structured like the ARYA Merger, New Adagio) must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. Due to the absence of guidance as to how the provisions of Section 368(a) of the Code apply in the case of an acquisition of a corporation with only investment-type assets, such as ARYA, there is no assurance that the ARYA Merger should qualify as a Reorganization. Moreover, the qualification of the ARYA Merger as a Reorganization is based on facts which will not be known until or after the Closing, including certain requirements that could depend on the amount of cash used to redeem Public Shares prior to the ARYA Merger Effective Time. As a result, no opinion is being provided as to whether the ARYA Merger constitutes a Reorganization.
The Closing is not conditioned upon the receipt of an opinion of counsel that the ARYA Merger qualifies as a Section 351 Exchange or a Reorganization, and neither ARYA nor ListCo intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the ARYA Merger. The IRS may disagree with the descriptions of U.S. federal income tax consequences contained herein, and its determination may be upheld by a court. Any such determination could subject Public Shareholders to U.S. federal income tax consequences that would be different than those described herein. Accordingly, no assurance can be given that the ARYA Merger should qualify as a Section 351 Exchange or a Reorganization.
Even if the ARYA Merger qualifies as a Section 351 Exchange or is a Reorganization, proposed Treasury Regulations promulgated under Section 1291(f) of the Code and certain other PFIC rules (which have retroactive effective dates) generally require that a U.S. person who disposes of stock of a PFIC must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. ARYA believes that it is likely classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. holder of Public Shares to recognize gain under the PFIC rules on the exchange of Public Shares for shares of New Adagio Common Stock pursuant to the ARYA Merger unless such U.S. holder has made certain tax elections with respect to its Public Shares. Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income, and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. holder on the undistributed earnings, if any, of ARYA. At this time, it is not possible to determine whether, in what form and with what effective date final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.
For a more complete discussion of the potential application of the PFIC rules to U.S. holders as a result of the ARYA Merger, see the section entitled “Material U.S. Federal Income Tax Considerations—Tax Consequences of the ARYA Merger and Exercising Redemption Rights—Effects of the PFIC Rules on U.S. Holders.” Public Shareholders are urged to consult their tax advisors for the tax consequences of the ARYA Merger to their particular situation. For a more detailed description of the material U.S. federal income tax consequences associated with the ARYA Merger, see “Material U.S. Federal Income Tax Considerations.”
Q:	What are the material U.S. federal income tax consequences of exercising my redemption rights?
A:
We expect that a U.S. holder of Public Shares that exercises its redemption rights to receive cash in exchange for its Public Shares will generally be treated as selling such shares in a taxable transaction resulting in the recognition of capital gain or loss for U.S. federal income tax purposes. There may be certain circumstances in which the redemption may be treated as a distribution taxable as a dividend for U.S. federal income tax purposes depending on the number of Public Shares that such U.S. holder owns (or is deemed to own) prior to and following the redemption. For a more complete discussion of the U.S. federal income tax consequences of a U.S. holder’s exercise of redemption rights, see the section entitled “Material U.S. Federal Income Tax Considerations—Tax Consequences of the ARYA Merger and Exercising Redemption Rights—Effects to U.S. Holders of Exercising Redemption Rights.”

For a description of the tax consequences to Public Shareholders who are not U.S. persons that exercise redemption rights in connection with the Business Combination, see the section entitled “Material U.S. Federal Income Tax Considerations—Tax Consequences of the ARYA Merger and Exercising Redemption Rights—Effects to Non-U.S. Holders of Exercising Redemption Rights.”
Additionally, the tax consequences of exercising redemption rights are subject to the PFIC rules discussed more fully in the section entitled “Material U.S. Federal Income Tax Considerations—Tax Consequences of the ARYA Merger and Exercising Redemption Rights—Effects of the PFIC Rules on U.S. Holders.” All Public Shareholders considering exercising their redemption rights are urged to consult their tax advisors on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.
Q.	What happens to the funds deposited in the Trust Account after consummation of the Business Combination?
A.
Following the closing of our initial public offering, an amount equal to $149,500,000 of the net proceeds from our initial public offering and the sale of the Private Placement Shares was placed in the Trust Account. On February 27, 2023, ARYA delivered an instruction letter to Continental, acting as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial business combination or ARYA’s liquidation. As of July 8, 2024, funds in the Trust Account totaled approximately $38,087,853. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of ARYA’s initial business combination, (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents to modify the substance and timing of ARYA’s obligation to redeem 100% of the Public Shares if ARYA does not complete a business combination within the time period required by the Existing Governing Documents, or (iii) the redemption of all of the Public Shares if ARYA is unable to complete a business combination within the time period required by the Existing Governing Documents, subject to applicable law.
If our initial business combination (which will be the Business Combination should it occur) is paid for using equity or debt securities or not all of the funds released from the Trust Account are used for payment of the consideration in connection with our initial business combination (which will be the Business Combination should it occur) or used for redemptions or purchases of the Public Shares, New Adagio may apply the balance of the cash released to us from the Trust Account for general corporate purposes, including for maintenance or expansion of operations of New Adagio, the payment of principal or interest due on indebtedness incurred in completing our Business Combination, to fund the purchase of other companies or for working capital. See “Summary—Sources and Uses of Funds for the Business Combination.”
Q.	What happens if a substantial number of Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?
A.
Our Public Shareholders are not required to vote “FOR” the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders is reduced as a result of redemptions by public shareholders.

Additionally, as a result of redemptions, the trading market for the New Adagio Common Stock may be less liquid than the market for the Public Shares was prior to consummation of the Business Combination and we may not be able to meet the listing standards for Nasdaq or another national securities exchange. See “Risk Factors—Nasdaq may delist ARYA’s Class A ordinary shares from its exchange prior to the Closing or Nasdaq may not list New Adagio’s securities on its exchange, which could limit investors’ ability to make transactions in ARYA's Class A ordinary shares or in New Adagio’s securities and subject ARYA or New Adagio, as applicable, to additional trading restrictions” for additional information.
Q.	What conditions must be satisfied to complete the Business Combination?
A.
The consummation of the Business Combination is conditioned upon, among other things, (i) the approval by ARYA’s shareholders of the Business Combination Proposal and the ARYA Merger Proposal being obtained; (ii) the approval of the Business Combination Agreement and the transactions contemplated thereby by the Adagio stockholders; (iii) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction prohibiting or preventing the consummation of the transactions contemplated by the Business Combination Agreement; (iv) the approval by Nasdaq of ListCo’s initial listing application in connection with the Business Combination (also see “Risk Factors—Risks Related to the Business Combination and ARYA—Nasdaq may delist ARYA’s Class A ordinary shares from its exchange prior to the Closing or Nasdaq may not list New Adagio’s securities on its exchange, which could limit investors’ ability to make transactions in ARYA's Class A ordinary shares or in New Adagio’s securities and subject ARYA or New Adagio, as applicable, to additional trading restrictions”); (v) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part; and (vi) the Aggregate Transaction Proceeds being greater than or equal to $50,000,000. Therefore, unless these conditions are waived by both ARYA and Adagio, the Business Combination Agreement could terminate, and the Business Combination may not be consummated.

For more information about conditions to the consummation of the Business Combination, see “Proposal 1: Business Combination Proposal—Conditions to Closing of the Business Combination” and “Risk Factors—If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.”
Q.	When do you expect the Business Combination to be completed?
A.
It is currently expected that the Business Combination will be consummated in the second quarter of 2024. This date depends, among other things, on the approval of the proposals to be put to ARYA shareholders at the

General Meeting. However, such General Meeting could be adjourned if the Adjournment Proposal is adopted by our shareholders at the General Meeting and we elect to adjourn the General Meeting to a later date or dates if necessary or convenient, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Business Combination Proposal and the ARYA Merger Proposal, (ii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to this proxy statement/prospectus or (iii) if the holders of the Public Shares have elected to redeem such number of shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange.
Q.	What happens if the Business Combination is not consummated?
A.
If ARYA is not able to consummate the Business Combination with Adagio nor able to complete another business combination by the Termination Date, in each case, as such date may be extended pursuant to our Existing Governing Documents, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the ARYA Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Existing Governing Documents provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

On February 27, 2024, ARYA’s shareholders adopted the Articles Amendments to (i) extend the date by which ARYA has to complete a business combination up to March 2, 2025 (if all eleven additional monthly extensions are exercised by the Sponsor and subsequently approved by the ARYA Board as described in the Extension Proxy Statement), (ii) allow for the conversion of the Class B ordinary shares into Class A ordinary shares on a one-for-one basis at any time and from time to time prior to the consummation of a business combination at the option of the holder of such Class B ordinary shares, and (iii) eliminate the Redemption Limitation.
Q.	Do I have appraisal rights in connection with the proposed Business Combination?
A.
Holders of record of ARYA Shares may have appraisal rights in connection with the Business Combination under the Cayman Islands Companies Act. Holders of record of ARYA Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its ARYA Shares must give written objection to the ARYA Merger to ARYA prior to the shareholder vote to approve the ARYA Merger and follow the procedures set out in Section 238 of the Cayman Islands Companies Act, noting that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Islands Companies Act which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. ARYA believes that such fair value would equal the amount that ARYA shareholders would obtain if they exercised their redemption rights as described herein. An ARYA shareholder which elects to exercise appraisal rights must do so in respect of all of the ARYA Shares that person holds and will lose their right to exercise their redemption rights as described herein. See the discussion in this proxy statement/prospectus under the caption, “Annual General Meeting of ARYA Shareholders—Appraisal Rights under the Cayman Islands Companies Act.”

ARYA shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Islands Companies Act.

Q.	What else do I need to do now?
A.
We urge you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder. Our shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.	How do I vote?
A.
If you are a holder of record of ARYA Shares on the Record Date, you may vote in person at the General Meeting by submitting a proxy for the General Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the General Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Each ARYA Share that you own in your name entitles you to one vote.
There are three ways to vote your ARYA Shares at the General Meeting:
•
You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign, date and return the proxy card without indicating how you wish to vote, your shares will be voted as recommended by the ARYA Board “FOR” the Business Combination Proposal, “FOR” the ARYA Merger Proposal, “FOR” the Director Election Proposal (in the case of the holders of the Class B ordinary shares) and “FOR” the Adjournment Proposal, in each case, if presented at the General Meeting. Your proxy card must be received by ARYA not less than 48 hours before the scheduled time of the General Meeting or any adjournment thereof at which the person named in the proxy card proposes to vote. Proxy cards received after this time will not be counted.

•
You can attend the General Meeting and vote in person. You will receive a ballot when you arrive. However, if your ARYA Shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way ARYA can be sure that the broker, bank or nominee has not already voted your ARYA Shares.

•
You can vote electronically. You may attend, vote and examine the list of shareholders entitled to vote at the General Meeting by visiting https://www.cstproxy.com/arya4/egm2024 and entering the control number found on your proxy card.

Q.	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?
A.
No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the General Meeting, and otherwise will have no effect on a particular proposal. If you decide to vote, you should provide instructions to your broker, bank or other nominee on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee.

Q:	How has the announcement of the Business Combination affected the trading price of the Public Shares?
A:
On February 13, 2024, the trading date before the public announcement of the Business Combination, Public Shares closed at $11.14. On July 8, 2024, a recent practicable date prior to the date of this proxy statement/prospectus, Public Shares closed at $11.52.

Q.	When and where will the General Meeting be held?
A.
The General Meeting will be held on [•], 2024, at [•] [a.m./p.m.], Eastern Time, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may or adjourned.

Shareholders may attend the General Meeting in person. If you wish to attend the General Meeting in person, you must reserve your attendance by contacting ARYA’s Secretary at ARYA4@perceptivelife.com by 9:30 a.m., Eastern Time, on [•], 2024 (at least two business days prior to the General Meeting). You can participate in the meeting, vote, and submit questions via live webcast by visiting https://www.cstproxy.com/arya4/egm2024.
Q:	How do I attend the virtual General Meeting?
A:
If you are a registered shareholder, you will receive a proxy card from the Transfer Agent. The form contains instructions on how to attend the virtual General Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact the Transfer Agent at 917-262-2373, or emailproxy@continentalstock.com.

You can pre-register to attend the virtual General Meeting starting [•], 2024 at 9:30 a.m., Eastern Time (three business days prior to the meeting date). Enter the URL address into your browser https://www.cstproxy.com/arya4/egm2024, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the General Meeting, you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the General Meeting.
Shareholders who hold their investments through a bank or broker, will need to contact the Transfer Agent to receive a control number. If you plan to vote at the General Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, the Transfer Agent will issue you a guest control number with proof of ownership. In either case you must contact the Transfer Agent for specific instructions on how to receive the control number. The Transfer Agent can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.
If you do not have access to Internet, you can listen only to the meeting by dialing +1 800-450-7155 (toll-free) (or +1 857-999-9155 if you are located outside the United States and Canada (standard rates apply)) and when prompted enter the pin number 7219357#. Please note that you will not be able to vote or ask questions at the General Meeting if you choose to participate telephonically.
Q.	Who is entitled to vote at the General Meeting?
A.
ARYA has fixed [•], 2024 as the Record Date. If you were a shareholder of ARYA at the close of business on the Record Date, you are entitled to vote on matters that come before the General Meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the General Meeting.

Q.	How many votes do I have?
A.
ARYA shareholders are entitled to one vote at the General Meeting for each ARYA Share held of record as of the Record Date. As of the close of business on the Record Date, there were 7,536,516 ARYA Shares issued and outstanding, of which 3,300,016 were issued and outstanding Public Shares.

Q.	What constitutes a quorum?
A.
A quorum of ARYA shareholders is necessary to hold a valid meeting. A quorum will be present at the General Meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ARYA Shares entitled to vote at the General Meeting are represented in person or by proxy (or if a corporation or other non-natural person by duly authorized representative or proxy) at the General Meeting. As of the Record Date, 3,768,259 ARYA Shares would be required to achieve a quorum. Our initial shareholders hold 4,146,500 ARYA Shares (or 56.2% of the issued and outstanding ARYA Shares) and consequently no additional Public Shares would be required to achieve a quorum at the General Meeting.

Q.	What vote is required to approve each proposal at the General Meeting?
A.	The following votes are required for each proposal at the General Meeting:
(i)
Business Combination Proposal: The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter.

(ii)
ARYA Merger Proposal: The approval of the ARYA Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, the proposed amendments to the provisions of the Existing Governing Documents governing the appointment or removal of directors prior to ARYA’s initial business combination may only be amended by a special resolution passed by holders representing at least two-thirds (2/3) of the outstanding Class B ordinary shares who attend and vote in person or represented by proxy at the General Meeting.

(iii)
Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the Class B ordinary shares. Only holders of Class B ordinary shares may vote on the appointment of directors and our initial shareholders hold all issued and outstanding Class B ordinary shares.

(iv)
Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter.

As of the Record Date, the initial shareholders owned of record an aggregate of 4,236,500 ARYA Shares, representing approximately 56.2% of the issued and outstanding ARYA Shares. Assuming that all shareholders who are entitled to do so attend the General Meeting and vote, the approval of each of the Business Combination Proposal and the Adjournment Proposal would not require the affirmative vote of any Public Shareholder in addition to the affirmative vote of the initial shareholders.
Assuming that all shareholders who are entitled to do so attend the General Meeting and vote, the affirmative vote of 787,845 of the Public Shares, in addition to the affirmative vote of the initial shareholders, would be required to approve the ARYA Merger Proposal.
Q.	What are the recommendations of the ARYA Board?
A.
The ARYA Board believes that the Business Combination Proposal and the other proposals to be presented at the General Meeting are in the best interest of ARYA and its shareholders and recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the ARYA Merger Proposal, “FOR” the Director Election Proposal (in the case of the holders of the Class B ordinary shares) and “FOR” the Adjournment Proposal, in each case, if presented to the General Meeting.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.
Q.	How do the Sponsor and the other initial shareholders intend to vote their shares?
A.
As of the Record Date, the initial shareholders owned of record an aggregate of 4,236,500 ARYA Shares, representing approximately 56.2% of the issued and outstanding ARYA Shares. The initial shareholders have agreed to vote the ARYA Shares owned by them in favor of the proposals being presented at the General Meeting. Any subsequent purchases of Public Shares prior to the Record Date by the initial shareholders will make it more likely that each of the proposals will be approved as such shares would be voted in favor of each of the proposals. As of the Record Date, there were 7,536,516 ARYA Shares outstanding.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates, may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals presented at the General Meeting, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to (i) increase the likelihood of satisfaction of the requirements that the Business Combination Proposal, the ARYA Merger Proposal and the Adjournment Proposal are approved by the requisite majorities and (ii) otherwise limit the number of Public Shares electing to redeem.
Entering into any such arrangements may have a depressive effect on the ARYA Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the General Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Q:	Who is the Sponsor?
A:
Our sponsor, ARYA Sciences Holdings IV, is a Cayman Islands exempted company. The Sponsor currently owns 3,647,500 Class B ordinary shares and 499,000 Private Placement Shares. The Sponsor is governed by a board of directors consisting of two directors, Adam Stone and Michael Altman, who are U.S. citizens. As such, Messrs. Stone and Altman have voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the securities held directly by the Sponsor. The Sponsor is not “controlled” (as defined in 31 CFR 800.208) by a foreign person, such that the Sponsor’s involvement in any Business Combination would be a “covered transaction” (as defined in 31 CFR 800.213). However, it is possible that non-U.S. persons could be involved in our business combination, which may increase the risk that our Business Combination becomes subject to regulatory review, including review by the Committee on Foreign Investment in the United States (“CFIUS”), and that restrictions, limitations or conditions will be imposed by CFIUS. The scope of CFIUS reviews was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”) to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If our potential business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with a business combination without notifying CFIUS and risk CFIUS intervention, before or after closing a business combination. CFIUS may decide to block or delay our business combination, impose conditions to mitigate national security concerns with respect to such business combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete a business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues. A failure to notify CFIUS of a transaction where such notification was required or otherwise warranted based on the national security considerations presented by an investment target may expose the Sponsor and/or the combined company to legal penalties, costs, and/or other adverse reputational and financial effects, thus potentially diminishing the value of the combined company. In addition, CFIUS is actively pursuing transactions that were not notified to it and may ask questions regarding, or impose restrictions or mitigation on, a business combination post-closing.
Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our business combination. If we cannot complete a Business Combination by the Termination Date because the transaction is still under review or because our business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, shareholders of record may only receive their pro rata portion of funds available in the Trust Account. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.
Q:	What interests do the initial shareholders have in the Business Combination?
A:
When you consider the recommendation of the ARYA Board in favor of approval of the Business Combination Proposal, you should keep in mind that the initial shareholders, including ARYA’s directors and our executive officers have interests in such proposal that are different from, or in addition to, those of ARYA shareholders generally. These interests include that our initial shareholders will lose their entire investment in us if our initial business combination is not completed (other than with respect to Public Shares they may have acquired or may acquire in the future), and that the initial shareholders will benefit from the completion of a business combination and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate ARYA. Further, the personal and financial interests of the Sponsor, the Perceptive PIPE Investor, which is an investor in Adagio prior to the consummation of the Business Combination, as well as ARYA’s executive officers and directors may have influenced their motivation in identifying and selecting Adagio as a business combination target, completing the Business Combination with Adagio and influencing the operation of the business following the Business Combination. In considering the recommendations of the ARYA Board to vote for the proposals, ARYA shareholders should consider these interests as well as, among other things, the interests described below:

•
As summarized in the table below, the fact that the initial shareholders, including the Sponsor and certain of ARYA’s officers and directors (including those that are members of the Sponsor), have invested in ARYA an aggregate of $5,015,000, comprised of the $25,000 purchase price for 3,737,500 Class B ordinary shares and the $4,990,000 purchase price for 499,000 Private Placement Shares. Subsequent to the initial purchase of the Class B ordinary shares by the Sponsor, the Sponsor transferred to each of the three independent directors 30,000 Class B ordinary shares for $0.007 per share. Such shares will have a significant higher value at the time of the Business Combination or be worthless if the Business Combination is not consummated and ARYA is liquidated. Further, in connection with the PIPE Financing, the Sponsor will forfeit, surrender and transfer to ARYA for no consideration 1,000,000 Class B ordinary shares, which will be issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, and will subject 1,147,500 shares of New Adagio Common Stock that are subject to Share Trigger Price Vesting, as further described in this proxy statement/prospectus. Assuming a trading price of $11.52 per share of New Adagio Common Stock (based upon the closing price of the Class A ordinary shares on the Nasdaq Capital Market on July 8, 2024), such 2,089,000 shares of New Adagio Common Stock that are expected to be issued to our initial shareholders at Closing (excluding the 1,147,500 shares of New Adagio Common Stock that are subject to Trigger Price Vesting and subtracting the 1,000,000 Incentive Shares issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, by the Sponsor) would have an implied aggregate market value of $24,065,280. Even if the trading price of the New Adagio Common Stock were as low as approximately $2.40 per share, the aggregate market value of such shares of New Adagio Common Stock held by the initial shareholders would be approximately equal to the initial investment in ARYA by the initial shareholders. Therefore, the Sponsor and its affiliates could earn a positive rate of return on their investments, even if other ARYA shareholders experience a negative rate of return in New Adagio and ARYA’s directors and officers and the Sponsor may have a conflict of interest in determining whether a particular business is an appropriate business with which to effectuate an initial business combination;

Initial shareholders’ ownership of ARYA prior to closing
	Shares Held by Initial Shareholders	Initial Shareholders’ Cost at ARYA’s Initial Public Offering
Class B ordinary shares	3,737,500	$25,000
Private Placement Shares	499,000	$4,990,000
Total		$5,015,000
Initial Shareholders’ Ownership of New Adagio Following Closing
	Shares Held by Initial Shareholders(1)	Value per Share (based upon the closing price of ARYA’s Class A ordinary shares on the Nasdaq Capital Market on July 8, 2024)	Total Value
Shares of New Adagio Common Stock	2,089,000	$11.52	$24,065,280
(1)
Does not include (i) any shares of New Adagio Common Stock that may be issued to the Sponsor upon the contribution of the ARYA Convertible Promissory Notes at Closing (assuming no Additional ARYA Convertible Promissory Notes are issued to the Sponsor prior to Closing and the Sponsor elects to convert the principal amount under the ARYA Convertible Promissory Notes into shares at $10.00 per share, 385,000 shares of New Adagio Common Stock will be issued to the Sponsor) and (ii) 1,147,500 shares of New Adagio Common Stock, which will be issuable to the Sponsor subject to the Share Trigger Price Vesting. Assumes the Sponsor’s forfeiture to ARYA and ListCo’s issuance to the PIPE Investors, including the Perceptive PIPE Investor, of 1,000,000 Incentive Shares. Does not include shares of New Adagio Common Stock issuable to affiliates of the Sponsor, including: (i) approximately 5,817,689 shares of New Adagio Common Stock to be issued to the Perceptive PIPE Investor in connection with the PIPE Financing, including the contribution of the Bridge Financing Notes, the conversion of the Adagio Convertible Notes held by the Perceptive PIPE Investor and any accrued and unpaid interest thereon up to the Closing Date (which is assumed to be 5 months after execution of the Business Combination Agreement) and approximately 4,388,470 shares of New Adagio Common Stock that may be issued to the Perceptive PIPE Investor upon exercise of the PIPE Warrants at $10.00 per share, (ii) the issuance of 80,414 shares New Adagio Common Stock upon conversion of shares in Adagio held by the Perceptive PIPE Investor prior to Closing, and (iii) 700,000 shares of New Adagio Common Stock upon conversion of the Perceptive PIPE Investor’s New Adagio Convertible Notes at $10.00 per share and 525,000 shares of New Adagio Common Stock issuable to the Perceptive PIPE Investor upon exercise of the Convert Warrants at $24.00 per share (assuming no Additional Financing is raised between signing of the 2024 Bridge Financing Note Subscription Agreement and Closing). For more information on the assumptions underlying the number of shares described in the foregoing as being issuable on the Closing Date, please see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated.

•	the fact that the initial shareholders have agreed not to redeem any ARYA Shares held by them in connection with a shareholder vote to approve a Business Combination;
•	the fact that the initial shareholders have agreed to vote any ARYA Shares owned by them in favor of the Business Combination Proposal;
•
the fact that the initial shareholders and ARYA’s other current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any ARYA Shares (other than Public Shares) held by them if the Business Combination is not approved and ARYA fails to complete the Business Combination by the Termination Date;

•
the fact that the Business Combination Agreement provides for the continued indemnification of ARYA’s existing directors and officers and requires ARYA to purchase, or cause to be purchased, at or prior to the ARYA Merger Effective Time, and New Adagio to maintain in effect for a period of six years after the ARYA Merger Effective Time, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain ARYA directors and officers after the Business Combination;

•
the fact that the Sponsor and ARYA’s officers and directors will lose their entire investment in ARYA and will not be reimbursed for any loans extended, fees due or out-of-pocket expenses incurred on ARYA’s behalf related to identifying, investigating, negotiating and completing an initial business combination if the Business Combination is not consummated by the Termination Date. As of the date of this proxy statement/prospectus, ARYA owes the Sponsor up to (i) $120,000 pursuant to the First Convertible Promissory Note, (ii) $1,596,000 pursuant to the Second Convertible Promissory Note, (iii) $900,000 pursuant to the A&R Third Promissory Note, (iv) $1,000,000 pursuant to the Fourth Convertible Promissory Note, and (v) $135,000 pursuant to the Fifth Convertible Promissory Note. Additional ARYA Convertible Promissory Notes may be issued to the Sponsor prior to Closing to fund ongoing working capital requirements of ARYA or deposits that ARYA is required to make into the Trust Account, at the election of the Sponsor, pursuant to the Existing Governing Documents to extend the deadline by which ARYA is required to consummate a business combination. As of March 31, 2024, pursuant to the administrative services agreement between ARYA and the Sponsor that was executed in connection with ARYA’s initial public offering, ARYA owes the Sponsor $0 in administrative services fees;

•
the fact that, in connection with the Closing and immediately prior to the ARYA Merger Effective Time, the Sponsor may elect to contribute the ARYA Convertible Promissory Notes to ARYA in exchange for Working Capital Shares at a conversion price of $10.00 per share;

•
the fact that if the Trust Account is liquidated, including in the event ARYA is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify ARYA to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account, by the claims of prospective target businesses with which ARYA has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ARYA, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•
the fact that if the Business Combination or another business combination is not consummated by the Termination Date and if ARYA does not otherwise amend the Existing Organizational Documents in view of further extending the time period during which ARYA may consummate a business combination, ARYA will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Class A ordinary shares for cash and, subject to the approval of its remaining shareholders and the ARYA Board, dissolving and liquidating;

•
the fact that the Investor Rights Agreement was entered into with the initial shareholders, the Perceptive PIPE Investor and certain Adagio stockholders, which, among other things, (a) gives the initial shareholders, the Perceptive PIPE Investor, certain Adagio stockholders and investors in the Convertible Security Financing certain registration rights, including the right to have the offer and sale of their shares of New Adagio Common Stock registered on a resale registration statement to be filed by New Adagio shortly after the consummation of the Business Combination, and (b) subjects the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, in each case subject to the terms and conditions set forth therein;

•
the fact that the Sponsor Letter Agreement was executed with the initial shareholders, pursuant to which the initial shareholders, among other things, waive all adjustments to the conversion ratio set forth in the Existing Governing Documents with respect to the Class B ordinary shares, be bound by certain transfer restrictions with respect to ARYA Shares prior to the consummation of the Business Combination, and agree to the Trigger Price Vesting of 1,147,500 shares of New Adagio Common Stock, in each case subject to the terms and conditions set forth therein;

•
the fact that pursuant to the Business Combination Agreement the Sponsor has the right to designate (following consultation with Adagio) four of the seven initial members of the New Adagio Board and that the remaining three directors of the New Adagio Board will be designated by Adagio (following consultation with ARYA and the Sponsor) and such Adagio designees shall include a sufficient number of directors who are “independent directors” under the listing rules of Nasdaq such that, together with the designees of the Sponsor who are “independent directors,” the New Adagio Board immediately after the Adagio Merger Effective Time shall have the required number of “independent directors” required under the listing rules of Nasdaq, in each case subject to the terms and conditions set forth therein (for more information see “Proposal 1: Business Combination Proposal—Board of Directors”);

•
the fact that the Perceptive PIPE Investor has entered into a subscription agreement to purchase approximately 5,361,193 shares in the PIPE Financing (including Incentive Shares and the contribution of the Bridge Financing Notes and any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 5 months after execution of the Business Combination Agreement), subject to the terms and conditions set forth in the Subscription Agreement executed by the Perceptive PIPE Investor. For more information on the assumptions underlying the number of shares described in the foregoing as being issuable on the Closing Date, please see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated.

•
the fact that, pursuant to the terms of the 2024 Bridge Financing Note Subscription Agreement, subject to ARYA and New Adagio receiving any Additional Financing before the Closing Date, whether in the form of equity, debt or convertible debt, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid with the funds raised in connection with such Additional Financing instead of such 2024 Bridge Financing Note converting into New Adagio Convertible Notes and Convert Warrants;

•
the fact that the Perceptive PIPE Investor, which is an affiliate of the Sponsor and certain of ARYA’s directors and officers, has a fully diluted equity ownership stake in Adagio of 7.4% (representing shares of Series E Preferred Stock), which will convert into 80,414 shares of New Adagio Common Stock, or an approximately 0.5% equity stake in New Adagio in connection with the Business Combination. The Perceptive PIPE Investor is also an investor for $3,000,000 in the Adagio Convertible Notes, the sole investor under the Bridge Financing Notes and the sole investor under the 2024 Bridge Financing Notes (which will convert into New Adagio Convertible Notes, as described in the preceding paragraph). In connection with the Business Combination, the amounts loaned by the Perceptive PIPE Investor to Adagio under the Adagio Convertible Notes and the Bridge Financing Notes, including any interest that accrued and remains unpaid under such notes, will be converted at Closing (i) into approximately 456,496 shares of New Adagio Common Stock (or an approximately 2.9% additional equity stake in New Adagio), and (ii) will be converted in connection with the PIPE Financing into approximately 3,580,044 shares of New Adagio Common Stock (or an approximately 23.0% additional equity stake in New Adagio), respectively. The numbers in this paragraph assume a no redemption scenario (see the assumptions underlying such ownership percentages and conversions of notes described in the section entitled “Beneficial Ownership of Securities” and more information to consider under “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated;
•	the fact that Joseph Edelman, Adam Stone, Michael Altman and Konstantin Poukalov are affiliated with the Perceptive PIPE Investor; and
•	the right of the Sponsor and the Perceptive PIPE Investor to hold shares of New Adagio Common Stock following the Business Combination, subject to the terms and conditions of the lock-up restrictions.
In addition, certain persons who are expected to become New Adagio directors after the completion of the Business Combination may have interests in the Business Combination that are different from, or in addition to, the interests of the ARYA shareholders. See “Proposal 1: Business Combination Proposal—Interests of Adagio Directors and Executive Officers in the Business Combination” for more information.
Q.	What happens if I sell my ARYA Shares before the General Meeting?
A.
The Record Date is earlier than the date of the General Meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Public Shares after the Record Date but before the General Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the General Meeting.

Q.	May I change my vote after I have mailed my signed proxy card?
A.	If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:
•
You may send another proxy card with a later date, provided that it is received by ARYA not less than 48 hours before the scheduled time of the General Meeting or any adjournment thereof at which the person named in the proxy card proposes to vote;

•	You may notify ARYA’s Secretary by writing to ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York 10003, before the General Meeting that you have revoked your proxy; or
•	You may attend the General Meeting, revoke your proxy, and vote in person, as indicated above.
If your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.
Q.	What happens if I fail to take any action with respect to the General Meeting?
A.
If you fail to vote with respect to the General Meeting and the Business Combination Proposal is approved by shareholders and the Business Combination is consummated, you will become a stockholder of New Adagio. If you fail to vote with respect to the General Meeting and the Business Combination Proposal is not approved, you will remain a shareholder of ARYA. However, if you fail to vote with respect to the General Meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the Business Combination.

Q.	What should I do if I receive more than one set of voting materials?
A.
Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ARYA Shares.

Q.	Who will solicit and pay the cost of soliciting proxies for the General Meeting?
A.
ARYA will pay the cost of soliciting proxies for the General Meeting. ARYA has engaged Morrow as proxy solicitor to assist in the solicitation of proxies for the General Meeting. ARYA has agreed to pay Morrow a fee of $15,000, plus disbursements, and will reimburse Morrow for its reasonable out-of-pocket expenses and indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. ARYA and its representatives will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. ARYA will reimburse them for their reasonable expenses. ARYA’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Q.	Where can I find the voting results of the General Meeting?
A.
The preliminary voting results will be announced at the General Meeting. ARYA will publish final voting results of the General Meeting in a Current Report on Form 8-K within four business days after the General Meeting.

Q.	Who can help answer my questions?
A.	If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:
Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, Connecticut 06902
Individuals call toll-free (800) 662-5200
Banks and brokers call (203) 658-9400
Email: ARYD.info@investor.morrowsodali.com
You also may obtain additional information about ARYA from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information; Incorporation By Reference.” If you are a holder of Public Shares and you intend to seek redemption of your shares, you will need to tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) (either physically or electronically) to the Transfer Agent at the address below prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting). If you have questions regarding the certification of your position tendering or delivery of your shares, please contact:
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
E-mail: spacredemptions@continentalstock.com

SUMMARY
This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the General Meeting, including the Business Combination Proposal, you should read this entire document carefully, including the Business Combination Agreement attached as Annex A and Annex B to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Business Combination and the transactions that will be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/prospectus in the section entitled “Proposal 1: Business Combination Proposal.”
Adagio Business Summary
Overview
Adagio is a medical device company developing and placing on the EU market innovative ablation technologies for the treatment of cardiac arrhythmias, including atrial fibrillation (“AF”), atrial flutter (“AFL”), and ventricular tachycardia (“VT”). Adagio’s unique technology portfolio consists of Ultra-Low Temperature Cryoablation (“ULTC”) by itself, and in combination with Pulsed Field Ablation (Pulsed Field Cryoablation or “PFCA”), both developed with the vision that ability to consistently create durable, contiguous, and transmural myocardial lesions is essential for improving the effectiveness and outcomes of cardiac ablations in both atria and ventricles, and a key to unlocking sizeable market opportunities within the fast-growing segment of advanced electrophysiology (“EP”) ablation catheters. In contrast to the common practice of reutilizing once-established catheter design and energy source for multiple anatomic and physiologic targets, Adagio purpose-build its product portfolio to maximize effectiveness, enabled by the strength and flexibility provided by the foundational physical principles of our technology. Adagio has established a robust cadence of the clinical trials designed to evaluate its technology and gain regulatory approvals across the entirety of the product portfolio, with the preliminary data suggestive of outcomes, such as the combination of safety, acute and chronic effectiveness, favorable to the current standard of care, i.e. ablations performed using radiofrequency (“RF”), cryoballoon (“CRYO”) and emerging pulsed field ablation (“PFA”) catheters and energy sources, as applicable based on the arrhythmia type. Although direct comparisons in head-to-head randomized trials have not been performed, such favorable outcomes in PsAF patients in the first-in-human CRYOSURE-2 trial include 85% freedom from AF in patients after a single ULTC procedure (versus 51%-65% reported for other catheter technologies) and 98.5% of subjects in the device cryomapping cohort did not experience device-related complications. In VT patients in the first-in-human CRYOCURE-VT trial, such favorable outcomes include a 0% rate of major adverse events (versus 11.5% significant complications, including deaths, reported for VT ablation procedures using other catheter technologies), 94% acute procedural success, 60% freedom from sustained VT and 81% freedom from implantable cardioverter defibrillator shock at six months. Adagio’s iCLAS™ ULTC System and VT ULTC System (inclusive of vCLAS™ catheter) have obtained regulatory approvals in the EU for commercialization, and the approval for the PFCA System (inclusive of Cryopulse™ catheter) will be sought after completion of the PARALELL trial. In the U.S., both iCLAS and VT ULTC systems remain subject to receipt of regulatory approvals upon completion of the ongoing or planned pivotal clinical trials, while the pathway to regulatory approval of PFCA system remains under consideration. For more detailed information, see “Business of Adagio and Certain Information About Adagio—Business Summary—Adagio Product Portfolio.”
Adagio has incurred net losses in each quarterly and annual period since inception and that has not yet generated any meaningful revenue. It expects to incur increasing costs as it continues to devote substantially all of its resources towards the development and anticipated further commercialization of its products, including iCLAS, vCLAS and Cyropulse. Adagio incurred net losses of $38.1 million and $23.7 million in 2023 and 2022, respectively. As of December 31, 2023, it had an accumulated deficit of $135.2 million. Please see the section entitled “Risk Factors–Risks Related to Adagio’s Business” in this proxy statement/prospectus for a discussion of the risks and challenges that Adagio faces in operating its business and implementing its strategy.
As explained in the section titled “Adagio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” and “—Liquidity and Capital Resources,” Adagio’s management does not believe its current cash and cash equivalents are sufficient to fund operations for at least the next 12 months from the issuance date of the financial statements, which the management believes raises substantial doubt about Adagio’s ability to continue as a going concern.
The mailing address of Adagio’s principal executive office is 26051 Merit Cir #102, Laguna Hills, CA 92653.

For more information about Adagio, see the sections entitled “Business of Adagio and Certain Information About Adagio” and “Adagio’s Management’s Discussion and Analysis of Financial Condition and Results of Operation.”
Parties to the Business Combination
ARYA
ARYA is a blank check company incorporated on August 24, 2020, as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. ARYA has neither engaged in any operations nor generated any revenue to date. Based on ARYA’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.
On March 2, 2021, ARYA consummated an initial public offering of 14,950,000 Class A ordinary shares at an offering price of $10.00 per share, and a private placement with the Sponsor of 499,000 private placement shares at an offering price of $10.00 per share.
Following the closing of the initial public offering, an amount equal to $149,500,000 of the net proceeds from its initial public offering and the sale of the private placement shares was placed in the Trust Account.
On February 28, 2023, ARYA held an extraordinary general meeting of shareholders in view of approving an amendment to its Existing Governing Documents to extend the date (the “Termination Date”) by which ARYA has to consummate a Business Combination from March 2, 2023 (the “Original Termination Date”) to June 2, 2023 (the “Previous Articles Extension Date”) and to allow ARYA, without another shareholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis for up to nine times by an additional one month each time after the Previous Articles Extension Date, by resolution of the ARYA Board, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until March 2, 2024 or a total of up to thirty-six months after ARYA’s initial public offering, unless the closing of a Business Combination shall have occurred prior thereto (the “Extension Amendment Proposal”). In connection with the initial three-month extension from the Original Termination Date to the Previous Articles Extension Date, the Sponsor made an initial deposit into the Trust Account of $420,000, in exchange for the Second Convertible Promissory Note. In connection with the optional monthly extensions following the Previous Articles Extension Date, the Sponsor made deposits of $140,000 per month into the Trust Account, under promissory notes with ARYA, as provided for in the amendment to the Existing Governing Documents that was adopted by special resolution on February 28, 2023.
On February 27, 2023, ARYA delivered an instruction letter to Continental, acting as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial business combination or ARYA’s liquidation. ARYA is taking these steps in order to mitigate the risk that ARYA might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the Extension Amendment Proposal on February 28, 2023. As of July 8, 2024, funds in the Trust Account totaled approximately $38,087,853. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of ARYA’s initial business combination, (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Existing Governing Documents to modify the substance and timing of ARYA’s obligation to redeem 100% of the Public Shares if ARYA does not complete a business combination within the time period required by the Existing Governing Documents, or (iii) the redemption of all of the Public Shares if ARYA is unable to complete a business combination within the time period required by the Existing Governing Documents, subject to applicable law.
On February 27, 2024, ARYA held a second extraordinary general meeting of shareholders in view of approving the Articles Amendments, which included an amendment to extend the Termination Date by which ARYA has to consummate a Business Combination from March 2, 2024 (the “Previous Termination Date”) to April 2, 2024 (the “Articles Extension Date”) and to allow ARYA, without another shareholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis for up to eleven times by an additional one month each time after the Articles Extension Date, by resolution of the ARYA Board, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until March 2, 2025 or a total of up to forty-eight months from the closing of the initial public offering, unless the closing of a Business Combination shall have occurred prior thereto (the “Second Extension Amendment Proposal”). In connection with the initial one-month extension from the Previous Termination Date to the Articles Extension Date, the Sponsor made an initial deposit into the Trust Account of $111,000, in exchange for the Fourth Convertible Promissory Note. In connection with any subsequent optional monthly extensions following the Articles Extension Date, the Sponsor is expected to make deposits of $111,000 per month into the Trust Account, under promissory notes to be entered into with ARYA, as provided for in the amendment to the Existing Governing Documents that was adopted by special resolution on February 27, 2024.
The Public Shares are currently listed on Nasdaq under the symbol “ARYD.”
ARYA’s principal executive office is located at 51 Astor Place, 10th Floor, New York, NY 10003, and its telephone number is (212) 284-2300. ARYA’s corporate website address is https://www.perceptivelife.com/arya4. ARYA’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.
ListCo
ListCo is a wholly owned subsidiary of ARYA formed solely for the purpose of effecting the Business Combination and to serve as the publicly traded parent company following the Closing. ListCo was incorporated as a Delaware corporation on December 19, 2023. ListCo owns no material assets and does not operate any business.
ListCo’s mailing address is 51 Astor Place, 10th Floor, New York, NY 10003, and its telephone number is (212) 284-2300.
ARYA Merger Sub and Company Merger Sub
ARYA Merger Sub and Company Merger Sub are wholly owned subsidiaries of ListCo formed solely for the purpose of effecting the Business Combination. ARYA Merger Sub was formed as a Cayman Islands exempted company on December 18, 2023 and Company Merger Sub was incorporated as a Delaware corporation on December 19, 2023. ARYA Merger Sub and Company Merger Sub own no material assets and do not operate any business.
The mailing address for both entities is 51 Astor Place, 10th Floor, New York, NY 10003, and their telephone number is (212) 284-2300.
Adagio
Adagio is a Delaware corporation.
Adagio’s principal executive office is located at 26051 Merit Cir #102, Laguna Hills, CA 92653, and its telephone number is (949) 348-1188. Adagio’s corporate website address is https://adagiomedical.com. Adagio’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.
Proposals to be Submitted to the Shareholders of ARYA at the General Meeting
Proposal 1: Business Combination Proposal
As discussed in this proxy statement/prospectus, ARYA is asking its shareholders to adopt and approve the Business Combination Agreement, certain related agreements and the transactions contemplated by the Business Combination Agreement (including the Business Combination). ARYA shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A and Annex B to this proxy statement/prospectus, and the transactions contemplated by the Business Combination Agreement. Please see the section entitled “Proposal 1: Business Combination Proposal—The Business Combination Agreement” for additional information and a summary of certain terms of the Business Combination Agreement and the transactions contemplated thereby. ARYA shareholders are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.
As further discussed in this proxy statement/prospectus, at the ARYA Merger Effective Time, (A) each issued and outstanding Class A ordinary share will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, 499,000 shares of which will be issued to the Sponsor in exchange for the private placement Class A ordinary shares held by it; and (B) each issued and outstanding Class B ordinary share will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares that will be forfeited by the Sponsor and issued by ListCo to the PIPE Investors, and 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject to Share Trigger Price Vesting.
In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the Closing, the Perceptive PIPE Investor will contribute its Bridge Financing Notes, any interest that has been accruing and will remain unpaid through Closing on the Bridge Financing Notes and an additional cash investment of approximately $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing being raised prior to Closing) to ListCo in exchange for (or to otherwise be converted into) shares of New Adagio Common Stock and/or PIPE Warrants based on the purchase price in the PIPE Financing, in each case, on the terms and subject to the conditions set forth in the applicable Bridge Financing Note and the applicable Subscription Agreement. On the Closing Date, immediately prior to the Adagio Merger Effective Time, Adagio will cause each (A) warrant of Adagio (other than the Pre-Funded Warrants for Series E Preferred Shares) to be either (x) terminated or (y) “net” exercised in exchange for shares of Adagio Common Stock, determined in accordance with the terms of the applicable warrant agreement; (B) Adagio Convertible Note, including any accrued and unpaid interest thereon, to be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Note; and (C) share of Adagio Preferred Stock that is issued and outstanding immediately prior to the Adagio Merger Effective Time to be converted into and become a number of shares of Adagio Common Stock determined by the Adagio Preferred Stock Conversion.
Following such conversions into shares of Adagio Common Stock, at the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement, (A) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the DGCL are properly exercised and not withdrawn), shall be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement; (B) each Pre-Funded Warrant for Series E Preferred Shares that is issued and outstanding immediately prior to the Adagio Merger Effective Time shall be automatically canceled and extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement, (C) (i) all In-the-Money Adagio Options shall be automatically cancelled and extinguished in exchange for options to purchase an aggregate number of shares of New Adagio Common Stock equal to (a) the number of shares of Adagio Common Stock subject to the corresponding In-the-Money Adagio Option immediately prior to the Adagio Merger Effective Time, multiplied by (b) the applicable exchange ratio, and shall have (ii) an exercise price per share of New Adagio Common Stock (rounded up to the nearest whole cent) subject to such In-the-Money Adagio Option equal to (a) the exercise price per Adagio Common Stock applicable to the corresponding In-the-Money Adagio option immediately prior to the Adagio Merger Effective Time, divided by (b) the applicable exchange ratio; and (D) all Adagio equity awards and all Adagio options other than In-the-Money Adagio Options (whether vested or unvested) will be automatically cancelled and extinguished for no consideration and each holder thereof shall cease to have any rights with respect thereto.
Please read the section titled “Proposal 1: Business Combination Proposal” for further details on the Business Combination Agreement and the transactions contemplated thereby that shareholders of ARYA are requested to approve.
Proposal 2: ARYA Merger Proposal
As discussed in this proxy statement/prospectus, ARYA is asking its shareholders to authorize the merger of ARYA with ARYA Merger Sub, with ARYA surviving the ARYA Merger and, after giving effect to the ARYA Merger, becoming a wholly owned subsidiary of ListCo, approve the Plan of Merger, which is attached as Annex F to this proxy statement/prospectus (subject to such amendments as may be approved by any director of ARYA), authorize the entry by ARYA into the Plan of Merger and approve the amendment and restatement of the amended and restated memorandum and articles of association of ARYA, as amended (as the surviving company of the ARYA Merger) in accordance with the Existing Governing Documents and the Cayman Islands Companies Act. Please read the section titled “Proposal 2: ARYA Merger Proposal” for further details.

Proposal 3: Director Election Proposal
As discussed in this proxy statement/prospectus, ARYA is asking the holders of the Class B ordinary shares re-elect Leslie Trigg as a Class I director to serve for a term of three years or until her successor is duly elected or appointed and qualified. Please read the section titled “Proposal 3: Director Election Proposal” for further details.
Proposal 4: Adjournment Proposal
As discussed in this proxy statement/prospectus, ARYA is asking its shareholders to approve the Adjournment Proposal in order to allow the ARYA Board to adjourn the General Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Condition Precedent Proposals; (ii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to this proxy statement/prospectus; or (iii) if the holders of Public Shares have elected to redeem an amount of shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange. Please read the section titled “Proposal 4: Adjournment Proposal” for further details.
The ARYA Board’s Reasons for the Business Combination
The ARYA Board, in evaluating the transaction with Adagio, consulted with its legal counsel, financial and accounting advisors and other advisors. In reaching its resolution (i) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, are advisable and in the best interests of ARYA and its shareholders and (ii) to recommend that the shareholders adopt the Business Combination Agreement and approve the Business Combination, the ARYA Board (i) consulted with ARYA’s legal and financial advisors in connection with its evaluation of the Business Combination Agreement and the Business Combination, (ii) reviewed the results of due diligence conducted by ARYA’s management team, together with its legal and financial advisors and (iii) considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the ARYA Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The ARYA Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of ARYA’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”
In approving the Business Combination, the ARYA Board determined to obtain a fairness opinion. In addition, the officers and directors of ARYA have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries, but particularly the healthcare and life sciences industries, and concluded that their experience and background, together with the experience and sector expertise of ARYA’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination.
The ARYA Board considered a variety of factors, including the following positive factors, although not weighted or in any order of significance, in deciding to approve the Business Combination Agreement and transactions contemplated thereby:
•
Innovative Technology for an Unmet Medical Need. The target clinical indications for Adagio’s innovative cardiac ablation technology are underpenetrated due to the limited long-term effectiveness of existing technologies. Adagio’s breakthrough technology has demonstrated improved outcomes in VT and persistent AF patients, indicating a significant combined growth potential.

•
Commercialization Strategy. The ARYA Board believes that the components of Adagio’s technology will allow for the creation of efficient sourcing and manufacturing processes that ultimately will enable New Adagio to adequately increase manufacturing and production capabilities and meet its commercial plans.

•
Experienced Leadership Team. The ARYA Board believes that Adagio has a proven and experienced team that is positioned to successfully lead New Adagio after the Business Combination and advance its AF and VT clinical programs worldwide.

•
Transaction Proceeds. Depending on the extent of redemptions by the Public Shareholders and on the final amount of the expenses incurred in connection with the Business Combination, the Business Combination is expected to provide up to approximately $65 million of gross cash proceeds to New Adagio (assuming maximum redemptions by ARYA’s Public Shareholders). This additional cash injection is expected to, among other things, fund New Adagio’s business plan through 2025 based on the plans and estimates provided by Adagio.
•
Opinion of ARYA’s Financial Advisor. The oral opinion of Scalar, which was subsequently confirmed in writing, rendered to the ARYA Board on February 12, 2024, to the effect that, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion (attached as Annex Z to this proxy statement/prospectus), the Consideration (as defined in such opinion) to be delivered to the Adagio Stockholders pursuant to the Original Business Combination Agreement was fair from a financial point of view to the holders of Class A ordinary shares (other than the Excluded Parties), as more fully described below under the caption “Proposal 1: Business Combination Proposal—Opinion of ARYA’s Financial Advisor.”

•
Other Alternatives. The ARYA Board believed, after a review of other business combination opportunities reasonably available to ARYA, that the proposed Business Combination represents the best potential business combination for ARYA based on its evaluation of Adagio and other potential acquisition targets.

•
Due Diligence. The ARYA Board reviewed and discussed in detail the results of the due diligence examination of Adagio conducted by ARYA’s management team and ARYA’s financial, legal and regulatory advisors, including extensive telephonic and in-person meetings with the management team and advisors of Adagio regarding Adagio and its business plan, operations, prospects and forecasts, evaluation analyses with respect to the Business Combination, review of material contracts, Adagio’s audited and unaudited financial statements and other material matters as well as general financial, technical, legal, intellectual property, regulatory, tax and accounting due diligence.

•
Financial Condition. The ARYA Board reviewed factors such as Adagio’s historical financial results, and outlook and business and financial plans. In reviewing these factors, the ARYA Board believed that Adagio was well positioned in its industry for potential strong future growth and therefore was likely to be positively viewed by public investors.

•
Reasonableness of Consideration. Following a review of the financial data provided to ARYA, the due diligence of Adagio’s business conducted by ARYA’s management and ARYA’s advisors and the support for the pre-transaction equity value of Adagio of $24 million that was expressed by PIPE Investors that decided to participate in the PIPE Financing, the management of ARYA determined that the aggregate consideration to be paid in the Business Combination was reasonable.

•
Negotiated Transaction. The ARYA Board considered the terms and conditions of the Business Combination Agreement and the related agreements and the transactions contemplated thereby, each party’s representations, warranties and covenants, the conditions to each party’s obligation to consummate the Business Combination and the termination provisions, as well as the strong commitment by both ARYA and Adagio to complete the Business Combination. The ARYA Board also considered the financial and other terms of the Business Combination Agreement and the fact that such terms and conditions were the product of arm’s length negotiations between ARYA and Adagio.

•
Post-Closing Economic Interest in New Adagio. If the Business Combination is consummated, ARYA’s shareholders (other than the Public Shareholders that sought redemption of their Public Shares) would have a meaningful economic interest in New Adagio and, as a result, would have a continuing opportunity to benefit from the success of New Adagio following the consummation of the Business Combination.

•
Lock-Up. Pursuant to the Investor Rights Agreement and subject to customary exceptions set forth therein, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or

(ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.
•
Post-Closing Governance. The fact that the Sponsor negotiated the right to designate (following consultation with Adagio) four members of the New Adagio Board following the Business Combination, which the ARYA Board believes will allow for the combined company to benefit from the Sponsor’s professional relationships to identify potential board members that will have appropriate industry and/or financial knowledge and professional experience to oversee New Adagio and drive returns for shareholders. See “Proposal 1: Business Combination Proposal—Board of Directors” for more information.

•
Industry and Trends. Adagio’s business is based in a proprietary technology and research and development manufacturing industry focused on supply chain integrity that the ARYA Board considers attractive, and which, following a review of industry trends and other industry factors (including, among other things, historic and projected market growth), the ARYA Board believes has continued growth potential in future periods.

•
Advisor Special Purpose Acquisition Company Experience. The fact that ARYA received advice on financial and strategic matters in connection with the Business Combination from advisors that have expertise in a wide variety of special purpose acquisition company transactions. Certain directors and officers of ARYA have held director and officer positions at multiple special purpose acquisition companies that have successfully completed business combinations in the healthcare industry.

The ARYA Board also identified and considered a variety of factors and risks, potentially weighing negatively against pursuing the Business Combination, including, but not limited to, the following which are not weighted or in any order of significance:
•	Macroeconomic Risks. The risk that the future financial performance of Adagio may not meet the ARYA Board’s expectations due to factors in Adagio’s control or outside of its control.
•
Regulation. The risk that changes in the regulatory and legislative landscape or new industry developments may adversely affect the projected financial results and the other business benefits anticipated to result from the Business Combination.

•
Redemption Risk. The potential that a significant number of Public Shareholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Existing Organizational Documents. However, even in the event that a significant number of Public Shareholders elect to redeem their shares, this redemption would not prevent the consummation of the Business Combination.

•	Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.
•
Exclusivity. The fact that the Business Combination Agreement includes an exclusivity provision that prohibits ARYA from soliciting or cooperating with other business combination proposals, which restricts ARYA’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

•	Shareholder Vote. The risk that ARYA’s shareholders may fail to provide the votes necessary to effect the Business Combination.
•	Market Volatility. The possibility that the market for Class A ordinary shares experiences volatility and disruptions, causing deal disruption.
•
Liquidation of ARYA. The risks and costs to ARYA if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in ARYA being unable to effect a business combination by the Termination Date, as extended, and force ARYA to liquidate.

•
Closing Conditions. The potential risks and costs associated with the Business Combination failing to be consummated in a timely manner or that Closing might not occur despite the reasonable best efforts of the parties. The completion of the Business Combination is conditioned on the satisfaction of certain Closing conditions that are not within ARYA’s control, including but not limited to approval by ARYA shareholders. See “Proposal 1: Business Combination Proposal—Conditions to Closing of the Business Combination” for more information.
•
Listing Risks. The challenges associated with preparing Adagio, a privately held entity, for the applicable disclosure, controls and listing requirements to which New Adagio will be subject as a publicly traded company on Nasdaq or another stock exchange.

•
Fees and Expenses. The expected fees and expenses associated with the Business Combination and related transactions, some of which would be payable regardless of whether the Business Combination is ultimately consummated and the substantial time and effort of management required to complete the Business Combination.

•
Litigation Related to the Business Combination. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Other Risks. Various other risks associated with the Business Combination, the business of ARYA and the business of Adagio described under the section entitled “Risk Factors.”
In addition to considering the factors described above, the ARYA Board also considered that certain of the officers and directors of ARYA may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of ARYA’s shareholders. ARYA’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the ARYA Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.
The ARYA Board concluded that the potential benefits that it expected ARYA and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the ARYA Board determined that the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement and consummated in connection with the Business Combination, were advisable and in the best interests of ARYA and its shareholders.
For more information about the ARYA Board’s decision-making process concerning the Business Combination, please see the section entitled “Proposal 1: Business Combination Proposal.”
Certain Agreements Related to the Business Combination
Subscription Agreements
In connection with the execution of the Business Combination Agreement, ListCo and ARYA entered into the Initial Subscription Agreements with the Initial PIPE Investors. In June 2024, ListCo and ARYA entered into the June Subscription Agreements with the June PIPE Investors. Pursuant to the Subscription Agreements, the PIPE Investors have committed financing valued at approximately $55,600,000. The PIPE Financing is comprised of: (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares in the open market for $2,500,000 and not to redeem such shares prior to the Closing Date (valued as of July 8, 2024 at approximately $2,542,710 based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024), which will result in the issuance of approximately 355,459 shares of New Adagio Common Stock and approximately 299,904 Base Warrants (including the Class A ordinary shares purchased by such Other PIPE Investors and that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the Business Combination); (ii) commitments by certain investors that are shareholders of ARYA not to redeem approximately 247,700 Class A ordinary shares (valued as of July 8, 2024 at approximately $2,858,883 based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024), which will result in the issuance of approximately 405,086 shares of New Adagio Common Stock and approximately 343,070 Base Warrants (including the Class A ordinary shares that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the Business Combination); (iii) agreements to subscribe for and purchase at Closing approximately 1,706,666 shares of New Adagio Common Stock and approximately 1,440,000 Base Warrants for an aggregate purchase price of approximately $12,000,000; (iv) the contribution of $28,500,000 of Bridge Financing Notes to ListCo and any interest that has been accruing and will remain unpaid thereon prior to Closing pursuant to the terms of the

Subscription Agreement executed by the Perceptive PIPE Investor; and (v) an additional cash investment by the Perceptive PIPE Investor of approximately $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing being raised prior to Closing). In respect of its Subscription Agreement described in (iv) and (v) in the foregoing, the Perceptive PIPE Investor will be issued approximately 5,361,193 shares of New Adagio Common Stock and approximately 4,388,470 Base Warrants. As provided for in the Subscription Agreements, the number of shares of New Adagio Common Stock and Base Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A ordinary shares at Closing, the average per share price of the Class A ordinary shares purchased by certain PIPE Investors in the open market and the amount of interest on the Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock and PIPE Warrants. Further, under the Subscription Agreement executed by the Perceptive PIPE Investor, as amended, the Perceptive PIPE Investor may subject Additional Convertible Notes to its Subscription Agreement, which will result in the issuance of additional shares of New Adagio Common Stock and PIPE Warrants at the same issuance rate at which shares of New Adagio Common Stock and PIPE Warrants will be issued to the Perceptive PIPE Investor based on the contribution of the existing $28,500,000 of Bridge Financing Notes to ListCo (including any interest that has been accruing and will remain unpaid thereon prior to Closing), as described in the foregoing. Such New Adagio Common Stock and PIPE Warrant issuance rate for Additional Convertible Notes that the Perceptive PIPE Investor may subject to its Subscription Agreement is equal to approximately 0.12 shares of New Adagio Common Stock and 0.12 PIPE Warrants per U.S. Dollar loaned by the Perceptive PIPE Investor to Adagio under an Additional Convertible Note. The shares of New Adagio Common Stock and PIPE Warrants to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. For additional information on the calculation of the number of shares that will be issued pursuant to each Subscription Agreement, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing.''
Convertible Security Subscription Agreement and 2024 Bridge Financing Note Subscription Agreement
In connection with the execution of the Business Combination Agreement, the Convert Investors executed the Convertible Security Subscription Agreement, pursuant to which ListCo will issue on the Closing Date to the Convert Investors $20,000,000 of New Adagio Convertible Notes, which will be convertible into shares of New Adagio Common Stock at a conversion price of $10.00 per share, subject to adjustment, and 1,500,000 Convert Warrants, each Convert Warrant being exercisable on a cashless basis or for cash at a price of $24.00 per share, subject to adjustment. Such $20,000,000 of financing in the form of New Adagio Convertible Notes includes the conversion of the 2024 Bridge Financing Notes into New Adagio Convertible Notes and Convert Warrants at Closing, subject to Additional Financing being raised prior to Closing, as further described below. The New Adagio Convertible Notes will have a maturity of three years and nine months after Closing and interest will be payable in cash or compound as additional principal outstanding. The Perceptive PIPE Investor also purchased $7,000,000 of 2024 Bridge Financing Notes pursuant to the 2024 Bridge Financing Note Subscription Agreement. On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into $7,000,000 of New Adagio Convertible Notes and 525,000 Convert Warrants on the same terms as the other Convert Investors executing the Convertible Security Subscription Agreement. Subject to ARYA and New Adagio receiving Additional Financing, whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid with the funds raised in connection with such Additional Financing instead of such 2024 Bridge Financing Note converting into New Adagio Convertible Notes and Convert Warrants. The New Adagio Convertible Notes and the Convert Warrants issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. As set forth in the Convertible Security Subscription Agreement, the closing of $7,500,000 of financing by the Contingent Investor in the Convertible Security Financing is conditioned on New Adagio having a certain amount of available unrestricted cash on the Closing Date. Assuming no Additional Financing has been raised prior to the Closing Date, such minimum unrestricted cash condition is not met in the 75% (if the Closing Date is prior to July 28, 2024) and maximum redemption scenarios. For additional information on the minimum unrestricted cash condition and the maximum redemption level after which the minimum unrestricted cash condition ceases to be met, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Convertible Security Financing—Convertible Security Subscription Agreement and 2024 Bridge Financing Note Subscription Agreement.”
Investor Rights Agreement
Concurrently with the execution of the Business Combination Agreement, ListCo, ARYA, the Perceptive PIPE Investor, the Sponsor and the other initial shareholders, and certain Adagio Stockholders entered into the Investor Rights Agreement pursuant to which, among other things, the Perceptive PIPE Investor, the Sponsor, the Other Class B Shareholders, certain Adagio Stockholders and investors in the Convertible Security Financing will be granted certain customary registration rights. Further, subject to customary exceptions set forth in the Investor Rights Agreement, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.
Pursuant to the terms of the Investor Rights Agreement, ListCo will be obligated to file a registration statement to register the resale of certain shares of New Adagio Common Stock within 45 days after the Closing, and ListCo is required at all times to maintain the effectiveness of such resale registration statement for the benefit of the holders party to the agreement. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, the certain Adagio Stockholders, the Perceptive PIPE Investor and the Sponsor (including the Permitted Transferees (as defined therein) of the Perceptive PIPE Investor and the Sponsor) may demand at any time or from time to time, that ListCo file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of ListCo held by such holders. The Investor Rights Agreement will also provide holders party thereto with “piggy-back” registration rights, subject to certain requirements and customary conditions.
The Registration and Shareholder Rights Agreement executed in connection with ARYA’s initial public offering will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement.
Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, the Insiders, ListCo and Adagio entered into the Sponsor Letter Agreement pursuant to which, among other things, (i) each initial shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of ARYA shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each initial shareholder agreed to waive any adjustment to the conversion ratio set forth in the governing documents of ARYA or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined in this proxy statement/prospectus) or otherwise), (iii) each of the Insiders and ARYA agreed to terminate the lock-up provisions contained in the SPAC Sponsor Letter Agreement and to replace such lock-up provisions with the transfer restrictions included in the Investor Rights Agreement, (iv) each initial shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in ARYA prior to the Closing (as defined in this proxy statement/prospectus), (v) the Sponsor agreed that 1,147,500 shares of New Adagio Common Stock issued to the Sponsor will be subject to Share Trigger Price Vesting, and (vi) the Sponsor has agreed to irrevocably forfeit, surrender and transfer to ARYA for no consideration 1,000,000 Class B ordinary shares, which will be issued by ListCo to PIPE Investors, including the Perceptive PIPE Investor, as Incentive Shares.
Adagio Stockholder Transaction Support Agreement
Pursuant to the Business Combination Agreement, certain Adagio Stockholders entered into a Transaction Support Agreements with ARYA and Adagio, pursuant to which such Adagio Stockholders have agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby and (ii) be bound by certain other covenants and agreements related to the Business Combination.

Organizational Structure
The following diagram shows the current ownership structure of ARYA:

The following diagram shows the current ownership structure of Adagio:

The following diagram illustrates the ownership structure of New Adagio after giving effect to the Business Combination and assuming a no redemption scenario (percentages (i) do not reflect impact of additional dilution sources, such as the PIPE Warrants, the Convert Warrants, the 2024 EIP, the 2024 Key Employee Plan, the ESPP, the shares of New Adagio subject to Share Trigger Price Vesting or the equitization of fees of certain service providers, and (ii) are based on certain assumptions, in each case as further described under “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio”):

*
Includes 8,372,103 shares of New Adagio Common Stock (or 53.9% of the issued and outstanding shares of New Adagio Common Stock in the no-redemption scenario) that are expected to be beneficially owned by officers and directors of ARYA at Closing.

**
Includes 276,088 shares of New Adagio Common Stock (or 1.8% of the issued and outstanding shares of New Adagio Common Stock in the no-redemption scenario) that are expected to be beneficially owned by officers and directors of Adagio at Closing.

For additional information about the percentages of the outstanding shares of New Adagio Common Stock that will be owned by the current officers, directors and shareholders of both ARYA and Adagio, as well as the PIPE Investors, please also see “—Ownership of New Adagio,” and “Beneficial Ownership of Securities.” Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated.
Directors and Management of New Adagio
Following the Closing, it is expected that the current management of Adagio will become the management of New Adagio, and the New Adagio Board will consist of up to seven directors, which will be divided into three classes (Class I, II and III), with Class I consisting of two directors, Class II consisting of two directors and Class III consisting of up to three directors. Please see the section entitled “Management of New Adagio Following the Business Combination” for further information and biographies of the proposed management and directors of New Adagio.
Ownership of New Adagio
It is anticipated that, upon completion of the Business Combination, and assuming no holders of Public Shares exercise their redemption rights: (i) Public Shareholders will retain an ownership interest of approximately 18.2% of the outstanding New Adagio Common Stock; (ii) the initial shareholders will own approximately 15.9% of the outstanding New Adagio Common Stock; (iii) the existing Adagio shareholders, excluding the Perceptive PIPE Investor and RA Capital, will own approximately 8.3% of the outstanding New Adagio Common Stock; (iv) the

PIPE Investors, excluding the Perceptive PIPE Investor and including RA Capital, will own approximately 19.6% of the outstanding New Adagio Common Stock; and (v) the Perceptive PIPE Investor will own approximately 38.0% of the outstanding New Adagio Common Stock. Assuming 100% of the holders of Public Shares exercise their redemption rights: (i) Public Shareholders will retain an ownership interest of approximately 0% of the outstanding New Adagio Common Stock; (ii) the initial shareholders will own approximately 19.5% of the outstanding New Adagio Common Stock; (iii) the existing Adagio shareholders, excluding the Perceptive PIPE Investor and RA Capital, will own approximately 10.2% of the outstanding New Adagio Common Stock; (iv) the PIPE Investors, excluding the Perceptive PIPE Investor and including RA Capital, will own approximately 23.9% of the outstanding New Adagio Common Stock; and (v) the Perceptive PIPE Investor will own approximately 46.4% of the outstanding New Adagio Common Stock. These percentages are based on (i) the assumptions described in the footnotes to the table under “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio”), and (ii) a redemption value of the Public Shares on the Closing Date of approximately $11.54 per share (based on the aggregate amount on deposit in the Trust Account of approximately $38,087,853 as of July 8, 2024).
Impact of the Business Combination on Public Float
For more information on the impact on post-Closing public float of redemptions in connection with the Business Combination, sources of dilution and other issuances of shares of New Adagio Common Stock in connection with the Business Combination and the transactions contemplated thereby, see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Also see “Shares Eligible For Future Sale And Securities Act Restrictions On Resale Of New Adagio Common Stock” for more information on impact on public float of contractual lock-ups and other restrictions on transfers and shares eligible for sale following the closing of the Business Combination.
The General Meeting
Date, Time and Place of the General Meeting
The General Meeting will be held at [•] [a.m./p.m.], Eastern Time, on [•], 2024 at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date, and at such other place to which the meeting may be adjourned.
The General Meeting will be conducted via live webcast, but the physical location of the General Meeting will remain at the location specified above for the purposes of our Existing Governing Documents. If you wish to attend the General Meeting in person, you must reserve your attendance at least two business days in advance of the General Meeting by contacting ARYA’s Secretary at ARYA4@perceptivelife.com by 9:30 a.m., Eastern Time, on [•], 2024. You will be able to attend the General Meeting online, vote and submit your questions during the General Meeting by visiting https://www.cstproxy.com/arya4/egm2024.
Record Date; Outstanding Shares; Shareholders Entitled to Vote
ARYA shareholders will be entitled to vote or direct votes to be cast at the General Meeting if they owned ARYA Shares at the close of business on [•], 2024, which is the Record Date for the General Meeting. Shareholders will have one vote for each ARYA Share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the Record Date, there were 7,536,516 ARYA Shares issued and outstanding, of which 3,300,016 were issued and outstanding Public Shares.

Pursuant to the Sponsor Letter Agreement, the Sponsor, the members of the ARYA Board and the executive officers of ARYA have agreed to, among other things, vote all of their ARYA Shares in favor of the proposals being presented at the General Meeting. As of the date of this proxy statement/prospectus, the initial shareholders own approximately 56.2% of the issued and outstanding ARYA Shares. See “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Sponsor Letter Agreement” in the this proxy statement/prospectus for more information related to the Sponsor Letter Agreement.
Quorum and Required Vote
A quorum of ARYA shareholders is necessary to hold a valid meeting. A quorum will be present at the General Meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ARYA Shares entitled to vote at the General Meeting are represented in person or by proxy (or if a corporation or other non-natural person by duly authorized representative or proxy) at the General Meeting. As of the Record Date, 3,768,259 ARYA Shares would be required to achieve a quorum. As of the Record Date, the initial shareholders owned of record an aggregate of 4,236,500 ARYA Shares, representing approximately 56.2% of the issued and outstanding ARYA Shares. Therefore, no additional Public Shares are required to establish a quorum.
Each of the Business Combination Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting.
The approval of the ARYA Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, the proposed amendments to the provisions of the Existing Governing Documents governing the appointment or removal of directors prior to ARYA’s initial business combination may only be amended by a special resolution passed by holders representing at least two-thirds (2/3) of the outstanding Class B ordinary shares who attend and vote in person or represented by proxy at the General Meeting.
The approval of the Director Election Proposal requires an ordinary resolution of the holders of the Class B ordinary shares. Only holders of Class B ordinary shares may vote on the appointment of directors. The initial shareholders hold the outstanding Class B ordinary shares and accordingly will be able to approve the Director Election Proposal without the further vote of any other shareholder.
Each of the Business Combination Proposal and the ARYA Merger Proposal is conditioned upon the approval and adoption of the other Condition Precedent Proposal. The Director Election Proposal and the Adjournment Proposal are not conditioned on any other proposal. Assuming that all shareholders who are entitled to do so attend the General Meeting and vote, the approval of each of the Business Combination Proposal and the Adjournment Proposal would not require the affirmative vote of any Public Shareholder in addition to the affirmative vote of the initial shareholders. Assuming that all shareholders who are entitled to do so attend the General Meeting and vote, the affirmative vote of 787,845 of the Public Shares, in addition to the affirmative vote of the initial shareholders, would be required to approve the ARYA Merger Proposal.
Redemption Rights
Pursuant to the Existing Organizational Documents, a Public Shareholder may request that ARYA redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. If the Business Combination is approved, ARYA will cause any Public Shares that have been validly tendered or delivered for redemption on the Closing Date, to be redeemed prior to the ARYA Merger Effective Time. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)	hold Public Shares; and
(ii)
prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting), (a) submit a written request to the Transfer Agent, in which you (i) request that ARYA redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and (b) deliver your Public Shares to the Transfer Agent, physically or electronically through DTC.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public

Shareholders may seek to have their Public Shares redeemed by ARYA, regardless of whether they vote for or against the Business Combination Proposal or any other proposal and whether they held ARYA Shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds ARYA Shares on or before [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata portion of the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination and including interest earned on the funds held in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $38,087,853 on July 8, 2024, the estimated per share redemption price is expected to be approximately $11.54. A Public Shareholder who has properly tendered or delivered his, her or its Public Shares for redemption will be entitled to receive his, her or its pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such shares only if the Business Combination is completed. If the Business Combination is not completed, the redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own any shares. See “Annual General Meeting of ARYA Shareholders—Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Public Shareholders who seek to redeem their Public Shares must demand redemption no later than 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) by (a) submitting a written request to the Transfer Agent that ARYA redeem such holder’s Public Shares for cash, (b) affirmatively certifying in such request to the Transfer Agent for redemption if such holder is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to ARYA Shares and (c) tendering or delivering their ARYA Shares, either physically or electronically using DTC’s DWAC system, at the holder’s option, to the Transfer Agent prior to the General Meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered or delivered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by ARYA.
Pursuant to the SPAC Sponsor Letter Agreement, the Sponsor, officers and directors of ARYA have waived all of their redemption rights and will not have redemption rights with respect to any ARYA Shares owned by them, directly or indirectly. As of the date of this proxy statement/prospectus, the initial shareholders own approximately 56.2% of the issued and outstanding ARYA Shares. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Concurrently with the execution of the Business Combination Agreement, the Insiders, ListCo and Adagio entered into the Sponsor Letter Agreement pursuant to which, among other things, (i) each initial shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of ARYA shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each initial shareholder agreed to waive any adjustment to the conversion ratio set forth in the governing documents of ARYA or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined in this proxy statement/prospectus) or otherwise), (iii) each of the Insiders and ARYA agreed to terminate the lock-up provisions contained in the SPAC Sponsor Letter Agreement and to replace such lock-up provisions with the transfer restrictions included in the Investor Rights Agreement, (iv) each initial shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in ARYA prior to the Closing (as defined in this proxy statement/prospectus), (v) the Sponsor agreed that 1,147,500 shares of New Adagio Common Stock issued to the Sponsor will be subject to Share Trigger Price Vesting, and (vi) the Sponsor has agreed to irrevocably forfeit, surrender and transfer to ARYA for no consideration 1,000,000 Class B ordinary shares, which will be issued by ListCo to PIPE Investors, including the Perceptive PIPE Investor, as Incentive Shares. Pursuant to the Investor Rights

Agreement and subject to customary exceptions set forth therein, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date. See “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Sponsor Letter Agreement” and “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Investor Rights Agreement” in this proxy statement/prospectus for more information related to the Sponsor Letter Agreement and the Investor Rights Agreement.
The closing price of the Public Shares on July 8, 2024 was $11.52. The cash held in the Trust Account as of July 8, 2024 was approximately $11.54 per Public Share. Prior to exercising redemption rights, shareholders should verify the market price of Public Shares as they may receive higher proceeds from the sale of their shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. ARYA cannot assure its shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares. A Public Shareholder who properly exercises its redemption rights pursuant to the procedures set forth herein will be entitled to receive a full pro rata portion of the aggregate amount then on deposit in the Trust Account, less any amounts necessary to pay ARYA’s taxes.
Appraisal Rights under the Cayman Islands Companies Act
Holders of record of ARYA Shares may have appraisal rights in connection with the Business Combination under the Cayman Islands Companies Act. Holders of record of ARYA Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its ARYA Shares must give written objection to the ARYA Merger to ARYA prior to the shareholder vote to approve the ARYA Merger and follow the procedures set out in Section 238 of the Cayman Islands Companies Act, noting that any such dissenter rights may subsequently be lost and extinguished pursuant to Section 239 of the Cayman Islands Companies Act which states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration for the ARYA Shares constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. ARYA believes that such fair value would equal the amount that ARYA shareholders would obtain if they exercised their redemption rights as described herein. An ARYA shareholder which elects to exercise appraisal rights must do so in respect of all of the ARYA Shares that person holds and will lose their right to exercise their redemption rights as described herein.
See the discussion in this proxy statement/prospectus under the caption, “Annual General Meeting of ARYA Shareholders—Appraisal Rights under the Cayman Islands Companies Act.”
ARYA shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Cayman Islands Companies Act.
Proxy Solicitation
Proxies may be solicited by mail, via telephone or via e-mail or other electronic correspondence. ARYA has engaged Morrow to assist in the solicitation of proxies.
If an ARYA shareholder grants a proxy, such shareholder may still vote its shares in person if it revokes its proxy before the General Meeting. An ARYA shareholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “Annual General Meeting of ARYA Shareholders—Revoking Your Proxy; Changing Your Vote.”

Interests of Certain Persons in the Business Combination
When you consider the recommendation of the ARYA Board in favor of approval of the Business Combination Proposal, you should keep in mind that the initial shareholders, including ARYA’s directors and our executive officers have interests in such proposal that are different from, or in addition to, those of ARYA shareholders generally. These interests include that our initial shareholders will lose their entire investment in us if our initial business combination is not completed (other than with respect to Public Shares they may have acquired or may acquire in the future), and that the initial shareholders will benefit from the completion of a business combination and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate ARYA. Further, the personal and financial interests of the Sponsor, the Perceptive PIPE Investor, which is an investor in Adagio prior to the consummation of the Business Combination, as well as ARYA’s executive officers and directors may have influenced their motivation in identifying and selecting Adagio as a business combination target, completing the Business Combination with Adagio and influencing the operation of the business following the Business Combination. In considering the recommendations of the ARYA Board to vote for the proposals, ARYA shareholders should consider these interests as well as, among other things, the interests described below:
•
As summarized in the table below, the fact that the initial shareholders, including the Sponsor and certain of ARYA’s officers and directors (including those that are members of the Sponsor), have invested in ARYA an aggregate of $5,015,000, comprised of the $25,000 purchase price for 3,737,500 Class B ordinary shares and the $4,990,000 purchase price for 499,000 Private Placement Shares. Subsequent to the initial purchase of the Class B ordinary shares by the Sponsor, the Sponsor transferred to each of the three independent directors 30,000 Class B ordinary shares for $0.007 per share. Such shares will have a significant higher value at the time of the Business Combination or be worthless if the Business Combination is not consummated and ARYA is liquidated. Further, in connection with the PIPE Financing, the Sponsor will forfeit, surrender and transfer to ARYA for no consideration 1,000,000 Class B ordinary shares, which will be issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, and will subject 1,147,500 shares of New Adagio Common Stock that are subject to Share Trigger Price Vesting, as further described in this proxy statement/prospectus. Assuming a trading price of $11.52 per share of New Adagio Common Stock (based upon the closing price of the Class A ordinary shares on the Nasdaq Capital Market on July 8, 2024), such 2,089,000 shares of New Adagio Common Stock that are expected to be issued to our initial shareholders at Closing (excluding the 1,147,500 shares of New Adagio Common Stock that are subject to Trigger Price Vesting and subtracting the 1,000,000 Incentive Shares issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, by the Sponsor) would have an implied aggregate market value of $24,065,280. Even if the trading price of the New Adagio Common Stock were as low as approximately $2.40 per share, the aggregate market value of such shares of New Adagio Common Stock held by the initial shareholders would be approximately equal to the initial investment in ARYA by the initial shareholders. Therefore, the Sponsor and its affiliates could earn a positive rate of return on their investments, even if other ARYA shareholders experience a negative rate of return in New Adagio and ARYA’s directors and officers and the Sponsor may have a conflict of interest in determining whether a particular business is an appropriate business with which to effectuate an initial business combination;

Initial shareholders’ ownership of ARYA prior to closing
	Shares Held by Initial Shareholders	Initial Shareholders’ Cost at ARYA’s Initial Public Offering
Class B ordinary shares	3,737,500	$25,000
Private Placement Shares	499,000	$4,990,000
Total		$5,015,000

Initial Shareholders’ Ownership of New Adagio Following Closing
	Shares Held by Initial Shareholders(1)	Value per Share (based upon the closing price of ARYA’s Class A ordinary shares on the Nasdaq Capital Market on July 8, 2024)	Total Value
Shares of New Adagio Common Stock	2,089,000	$11.52	$24,065,280
(1)
Does not include (i) any shares of New Adagio Common Stock that may be issued to the Sponsor upon the contribution of the ARYA Convertible Promissory Notes at Closing (assuming no Additional ARYA Convertible Promissory Notes are issued to the Sponsor prior to Closing and the Sponsor elects to convert the principal amount under the ARYA Convertible Promissory Notes into shares at $10.00 per share, 385,000 shares of New Adagio Common Stock will be issued to the Sponsor) and (ii) 1,147,500 shares of New Adagio Common Stock, which will be issuable to the Sponsor subject to the Share Trigger Price Vesting. Assumes the Sponsor’s forfeiture to ARYA and ListCo’s issuance to the PIPE Investors, including the Perceptive PIPE Investor, of 1,000,000 Incentive Shares. Does not include shares of New Adagio Common Stock issuable to affiliates of the Sponsor, including: (i) approximately 5,817,689 shares of New Adagio Common Stock to be issued to the Perceptive PIPE Investor in connection with the PIPE Financing, including the contribution of the Bridge Financing Notes, the conversion of the Adagio Convertible Notes held by the Perceptive PIPE Investor and any accrued and unpaid interest thereon up to the Closing Date (which is assumed to be 5 months after execution of the Business Combination Agreement) and approximately 4,388,470 shares of New Adagio Common Stock that may be issued to the Perceptive PIPE Investor upon exercise of the PIPE Warrants at $10.00 per share, (ii) the issuance of 80,414 shares New Adagio Common Stock upon conversion of shares in Adagio held by the Perceptive PIPE Investor prior to Closing, and (iii) 700,000 shares of New Adagio Common Stock upon conversion of the Perceptive PIPE Investor’s New Adagio Convertible Notes at $10.00 per share and 525,000 shares of New Adagio Common Stock issuable to the Perceptive PIPE Investor upon exercise of the Convert Warrants at $24.00 per share (assuming no Additional Financing is raised between signing of the 2024 Bridge Financing Note Subscription Agreement and Closing). For more information on the assumptions underlying the number of shares described in the foregoing as being issuable on the Closing Date, please see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated.

•	the fact that the initial shareholders have agreed not to redeem any ARYA Shares held by them in connection with a shareholder vote to approve a Business Combination;
•	the fact that the initial shareholders have agreed to vote any ARYA Shares owned by them in favor of the Business Combination Proposal;
•
the fact that the initial shareholders and ARYA’s other current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any ARYA Shares (other than Public Shares) held by them if the Business Combination is not approved and ARYA fails to complete the Business Combination by the Termination Date;

•
the fact that the Business Combination Agreement provides for the continued indemnification of ARYA’s existing directors and officers and requires ARYA to purchase, or cause to be purchased, at or prior to the ARYA Merger Effective Time, and New Adagio to maintain in effect for a period of six years after the ARYA Merger Effective Time, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain ARYA directors and officers after the Business Combination;

•
the fact that the Sponsor and ARYA’s officers and directors will lose their entire investment in ARYA and will not be reimbursed for any loans extended, fees due or out-of-pocket expenses incurred on ARYA’s behalf related to identifying, investigating, negotiating and completing an initial business combination if the Business Combination is not consummated by the Termination Date. As of the date of this proxy statement/prospectus, ARYA owes the Sponsor up to (i) $120,000 pursuant to the First Convertible Promissory Note, (ii) $1,596,000 pursuant to the Second Convertible Promissory Note, (iii) $900,000 pursuant to the A&R Third Promissory Note, (iv) $1,000,000 pursuant to the Fourth Convertible Promissory Note, and (v) $135,000 pursuant to the Fifth Convertible Promissory Note. Additional ARYA

Convertible Promissory Notes may be issued to the Sponsor prior to Closing to fund ongoing working capital requirements of ARYA or deposits that ARYA is required to make into the Trust Account, at the election of the Sponsor, pursuant to the Existing Governing Documents to extend the deadline by which ARYA is required to consummate a business combination. As of March 31, 2024, pursuant to the administrative services agreement between ARYA and the Sponsor that was executed in connection with ARYA’s initial public offering, ARYA owes the Sponsor $0 in administrative services fees;
•
the fact that, in connection with the Closing and immediately prior to the ARYA Merger Effective Time, the Sponsor may elect to contribute the ARYA Convertible Promissory Notes to ARYA in exchange for Working Capital Shares at a conversion price of $10.00 per share;

•
the fact that if the Trust Account is liquidated, including in the event ARYA is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify ARYA to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account, by the claims of prospective target businesses with which ARYA has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ARYA, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•
the fact that if the Business Combination or another business combination is not consummated by the Termination Date and if ARYA does not otherwise amend the Existing Organizational Documents in view of further extending the time period during which ARYA may consummate a business combination, ARYA will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Class A ordinary shares for cash and, subject to the approval of its remaining shareholders and the ARYA Board, dissolving and liquidating;

•
the fact that the Investor Rights Agreement was entered into with the initial shareholders, the Perceptive PIPE Investor and certain Adagio stockholders, which, among other things, (a) gives the initial shareholders, the Perceptive PIPE Investor, certain Adagio stockholders and investors in the Convertible Security Financing certain registration rights, including the right to have the offer and sale of their shares of New Adagio Common Stock registered on a resale registration statement to be filed by New Adagio shortly after the consummation of the Business Combination, and (b) subjects the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, in each case subject to the terms and conditions set forth therein;

•
the fact that the Sponsor Letter Agreement was executed with the initial shareholders, pursuant to which the initial shareholders, among other things, waive all adjustments to the conversion ratio set forth in the Existing Governing Documents with respect to the Class B ordinary shares, be bound by certain transfer restrictions with respect to ARYA Shares prior to the consummation of the Business Combination, and agree to the Trigger Price Vesting of 1,147,500 shares of New Adagio Common Stock, in each case subject to the terms and conditions set forth therein;

•
the fact that pursuant to the Business Combination Agreement the Sponsor has the right to designate (following consultation with Adagio) four of the seven initial members of the New Adagio Board and that the remaining three directors of the New Adagio Board will be designated by Adagio (following consultation with ARYA and the Sponsor) and such Adagio designees shall include a sufficient number of directors who are “independent directors” under the listing rules of Nasdaq such that, together with the designees of the Sponsor who are “independent directors,” the New Adagio Board immediately after the Adagio Merger Effective Time shall have the required number of “independent directors” required under the listing rules of Nasdaq, in each case subject to the terms and conditions set forth therein (for more information see “Proposal 1: Business Combination Proposal—Board of Directors”);

•
the fact that the Perceptive PIPE Investor has entered into a subscription agreement to purchase approximately 5,361,193 shares in the PIPE Financing (including Incentive Shares and the contribution of the Bridge Financing Notes and any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 5 months after execution of the Business Combination Agreement), subject to the terms and conditions set forth in the Subscription Agreement executed by the Perceptive PIPE Investor. For more information on the assumptions underlying the number of shares described in the foregoing as being issuable on the Closing Date, please see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated;

•
the fact that, pursuant to the terms of the 2024 Bridge Financing Note Subscription Agreement, subject to ARYA and New Adagio receiving any Additional Financing before the Closing Date, whether in the form of equity, debt or convertible debt, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid with the funds raised in connection with such Additional Financing instead of such 2024 Bridge Financing Note converting into New Adagio Convertible Notes and Convert Warrants;

•
the fact that the Perceptive PIPE Investor, which is an affiliate of the Sponsor and certain of ARYA’s directors and officers, has a fully diluted equity ownership stake in Adagio of 7.4% (representing shares of Series E Preferred Stock), which will convert into 80,414 shares of New Adagio Common Stock, or an approximately 0.5% equity stake in New Adagio in connection with the Business Combination. The Perceptive PIPE Investor is also an investor for $3,000,000 in the Adagio Convertible Notes, the sole investor under the Bridge Financing Notes and the sole investor under the 2024 Bridge Financing Notes (which will convert into New Adagio Convertible Notes, as described in the preceding paragraph. In connection with the Business Combination, the amounts loaned by the Perceptive PIPE Investor to Adagio under the Adagio Convertible Notes and the Bridge Financing Notes, including any interest that accrued and remains unpaid under such notes, will be converted at Closing (i) into approximately 456,496 shares of New Adagio Common Stock (or an approximately 2.9% additional equity stake in New Adagio), and (ii) will be converted in connection with the PIPE Financing into approximately 3,580,044 shares of New Adagio Common Stock (or an approximately 23.0% additional equity stake in New Adagio), respectively. The numbers in this paragraph assume a no redemption scenario (see the assumptions underlying such ownership percentages and conversions of notes described in the section entitled “Beneficial Ownership of Securities” and more information to consider under “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated;

•	the fact that Joseph Edelman, Adam Stone, Michael Altman and Konstantin Poukalov are affiliated with the Perceptive PIPE Investor; and
•	the right of the Sponsor and the Perceptive PIPE Investor to hold shares of New Adagio Common Stock following the Business Combination, subject to the terms and conditions of the lock-up restrictions.
In addition, certain directors and executive officers of Adagio and persons who are expected to become New Adagio directors after the completion of the Business Combination may have interests in the Business Combination that are different from, or in addition to, the interests of the ARYA shareholders. See “Proposal 1: Business Combination Proposal—Interests of Adagio Directors and Executive Officers in the Business Combination” and “Proposal 1: Business Combination Proposal—Interests of New Adagio Directors and Executive Officers in the Business Combination” for more information.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Adagio, ListCo and/or their respective directors, officers, advisors or respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals presented at the General Meeting, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Adagio, ListCo and/or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirement that the Business Combination Proposal, the ARYA Merger Proposal and the Adjournment Proposal are approved by the requisite majorities.
Entering into any such arrangements may have a depressive effect on the ARYA Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the General Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Any purchases by the Sponsor and ARYA’s officers and directors and/or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and ARYA’s officers and directors and/or their respective affiliates will not make purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event our sponsor, directors, officers, advisors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
•
this proxy statement/prospectus would disclose the possibility that our sponsor, directors, officers, advisors or any of their affiliates may purchase shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•
if our sponsor, directors, officers, advisors or any of their affiliates were to purchase shares from Public Shareholders, they would do so at a price no higher than the price offered through our redemption process;

•
this proxy statement/prospectus would include a representation that any of our securities purchased by our sponsor, directors, officers, advisors or any of their affiliates would not be voted in favor of approving the Business Combination;

•
our sponsor, directors, officers, advisors or any of their affiliates would not possess any redemption rights with respect to such securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•	we would disclose in a Form 8-K, before the General Meeting to approve the Business Combination, the following material items:
•	the amount of the Public Shares purchased outside of the redemption offer by our sponsor, directors, executive officers, advisors or any of their affiliates, along with the purchase price;
•	the purpose of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates;
•	the impact, if any, of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates on the likelihood that the Business Combination will be approved;
•
the identities of our shareholders who sold to our sponsor, directors, executive officers, advisors or any of their affiliates (if not purchased on the open market) or the nature of such shareholders (e.g., 5% security holders) who sold to our sponsor, directors, executive officers, advisors or any of their affiliates; and

•	the number of our Public Shares for which we have received redemption requests pursuant to our redemption offer.
Recommendation to Shareholders of ARYA
The ARYA Board believes that the Business Combination Proposal and the other proposals to be presented at the General Meeting are in the best interest of ARYA and its shareholders and recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the ARYA Merger Proposal, “FOR” the Director Election Proposal (in the case of the holders of the Class B ordinary shares) and “FOR” the Adjournment Proposal, in each case, if presented at the General Meeting.
The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.
Opinion of ARYA’s Financial Advisor
On February 12, 2024, at a meeting of the ARYA Board, Scalar, LLC (“Scalar”), rendered its oral opinion to the ARYA Board, which was subsequently confirmed in writing, as to the fairness, from a financial point of view, as of such date, to the holders of Class A ordinary shares (for purposes of such opinion and this summary, other than (a) Adagio, (b) the Sponsor, (c) the Insiders, (d) the Initial Other PIPE Investors, (e) the Convert Investors and (f) the Perceptive PIPE Investor (which we refer to collectively as, along with their respective affiliates, the “Excluded Parties”)), of the Consideration (as defined in Scalar’s opinion) to be delivered to the Adagio Stockholders pursuant to the Original Business Combination Agreement (without giving effect to any impact of the Business Combination on any particular holder of Class A ordinary shares other than in its capacity as a holder of Class A ordinary shares), based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion.
The full text of Scalar’s written opinion, dated February 13, 2024, which sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken, and other matters considered by Scalar in connection with the opinion, is attached to this proxy statement/prospectus as Annex Z. The summary of Scalar’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Scalar’s written opinion. Scalar’s advisory services and opinion were provided for the information and assistance of the ARYA Board and the opinion does not constitute a recommendation as to how any shareholder of ARYA should vote or act (including with respect to any redemption rights) with respect to the Business Combination or any other matter.
Sources and Uses of Funds for the Business Combination
The following tables summarize the sources and uses for funding the Business Combination (i) assuming that none of the Class A ordinary shares are redeemed in connection with the Business Combination and (ii) assuming that 100% of Class A ordinary shares are redeemed in connection with the Business Combination. For an overview of the assumptions underlying the following table as well as an illustration of the number of shares and percentage interests outstanding under scenarios that assume redemptions of the Class A ordinary shares in an illustrative redemption scenarios, also see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.”
No Redemptions
Source of Funds (in thousands)
Cash Held in Trust Account(1)	$ 31,718
Cash on ARYA Balance Sheet(2)	88
Cash on Adagio Balance Sheet(2)	4,083
Proceeds of ARYA Convertible Promissory Notes	705
Proceeds of PIPE Financing(3)	30,973
Proceeds from Convertible Security Financing(4)	13,000
Total Sources:	$80,567
Uses (in thousands)
ARYA Shareholder redemptions	$—
Estimated Transaction Fees	13,453
Repayment of Adagio’s Legacy SVB Term Loan	1,441
Estimated Remaining Cash to New Adagio Balance Sheet(5)	65,673
Total Uses:	$ 80,567
Maximum Redemption
Source of Funds (in thousands)
Cash Held in Trust Account(1)	$ 31,718
Cash on ARYA Balance Sheet(2)	88
Cash on Adagio Balance Sheet(2)	4,083
Proceeds of ARYA Convertible Promissory Notes	705
Proceeds of PIPE Financing(3)	30,973
Proceeds from Convertible Security Financing(4)	5,500
Total Sources:	$73,067

Uses (in thousands)
ARYA Shareholder redemptions	$31,718
Estimated Transaction Fees	13,453
Repayment of Adagio’s Legacy SVB Term Loan	1,441
Estimated Remaining Cash to New Adagio Balance Sheet(5)	26,455
Total Uses:	$ 73,067
(1)
Represents the cash held in trust account as of March 31 2024, excluding the cash in trust account pertaining to the 468,006 Public Shares purchased in the open market by certain PIPE Investors prior to the Closing and the Public Shares certain PIPE Investors have agreed not to redeem, as the non-redemption value of these shares are reflected as part of the PIPE Financing. Refer to Note (3)(i) below.

(2)	Represents the cash balances as of March 31, 2024.
(3)	Represents the cash proceeds received in PIPE Financing, including:
i.
$5.4 million related to 468,006 Public Shares subject to non-redemption agreements by certain Other PIPE Investors. Such 468,006 Public Shares includes (a) 133,500 Public Shares that were purchased in the open market at an average price of $11.23 per share (assuming such PIPE Investor does not sell such Public Shares prior to Closing and decides to subject to its Subscription Agreement other Public Shares acquired and not redeemed prior to Closing), and 86,806 Public Shares that are assumed to be purchased at $11.52 per share in the open market (such price reflects the closing price of the Class A ordinary shares on Nasdaq on July 8, 2024) pursuant to open market purchase commitments made by such Other PIPE Investors for a total of $2.5 million, (b) 247,700 Public Shares that were currently held by certain Other PIPE Investors prior to the Closing valued at approximately $2.8 million.

ii.
an additional cash investment by the Perceptive PIPE Investor of approximately $8.1 million (which amount may be reduced up to approximately $1.1 million subject to Additional Financing being raised prior to Closing).

iii.	$12.0 million committed by certain Other PIPE Investors.
iv.	$3.0 million pursuant to the May 2024 Notes invested by the Perceptive PIPE Investor.
v.	$2.5 million pursuant to the June 2024 Notes invested by the Perceptive PIPE Investor.
The cash proceeds received in PIPE Financing does not include the $15.0 million April 2023 Notes, the $8.0 million November 2023 Notes, and approximately $1.6 million of accrued and unpaid interest, which are a part of the PIPE Financing valued at approximately $55.6 million. The cash proceeds from April 2023 Notes and November 2023 Notes had been received and used by Adagio as of March 31, 2024.
(4)
(i) Including additional $5.0 million cash proceeds invested by a certain Other PIPE Investor; (ii) including additional $0.5 million cash proceeds invested by a certain Convert Investor, and (iii) $7.5 million cash proceeds invested by the Contingent Investor in connection with Convertible Security Subscription Agreement. As set forth in the Convertible Security Subscription Agreement, the closing of $7,500,000 of financing by the Contingent Investor in the Convertible Security Financing is conditioned on New Adagio having a certain amount of available unrestricted cash on the Closing. Assuming no Additional Financing has been raised prior to the Closing, such minimum unrestricted cash condition is not met in the maximum redemption scenario. Depending on the timing of the Closing, New Adagio will need to receive between approximately $8 million (if the Closing Date is on July 31, 2024) and approximately $6 million (if the Closing Date is on August 31, 2024) of financing prior to the Closing Date in addition to the financing arrangements that were committed in connection with the signing of the Business Combination Agreement (by raising Additional Financing and/or through the receipt of unredeemed funds held in) for the minimum unrestricted cash condition to be met. Assuming no Additional Financing has been raised prior to the Closing Date and based upon the funds in the Trust Account of approximately $38,087,853 on July 8, 2024, if redemption levels remain below approximately 76% (if the Closing Date is on July 31, 2024) or approximately 97% (if the Closing Date is on August 31, 2024), the minimum unrestricted cash condition is expected to be satisfied (percentages are based on currently issued and outstanding Class A ordinary shares that are not subject to non-redemption agreements pursuant to the Subscription Agreements). If the minimum unrestricted cash condition is not satisfied as of the Closing Date, such condition may be waived by the Contingent Investor. Assuming no Additional Financing has been raised prior to the Closing Date, such minimum unrestricted cash condition is not met in the 75% (if the Closing Date is prior to July 28, 2024) and maximum redemption scenarios. For additional information on the minimum unrestricted cash condition and the maximum redemption level after which the minimum unrestricted cash condition ceases to be met, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Convertible Security Financing—Convertible Security Subscription Agreement and 2024 Bridge Financing Note Subscription Agreement.”

The cash proceeds received in financing from Convert Investors does not include the $7.0 million 2024 Bridge Financing Note and approximately $72 thousand of accrued and unpaid interest, which are a part of the Convertible Security Financing valued at approximately $20.0 million. The cash proceeds from 2024 Bridge Financing Note had been received and used by Adagio as of March 31, 2024.
(5)
Represents the remaining cash balance to New Adagio Balance Sheets at the Closing as discussed in the unaudited pro forma condensed combined balance sheet presented at page 184, which was prepared in accordance with Article 11 of Regulation S-X.

Material U.S. Federal Income Tax Considerations
For a detailed discussion of material U.S. federal income tax consequences of the Arya Merger to Public Shareholders and the exercise of redemption rights with respect to Public Shares, see the section entitled “Material U.S. Federal Income Tax Considerations.”

Anticipated Accounting Treatment of the Business Combination
The Business Combination is expected to be accounted for as a forward-merger in accordance with U.S. GAAP. Under this method of accounting, ListCo will be treated as the “accounting acquirer” and Adagio as the “accounting acquiree” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination is expected to be accounted for using the acquisition method of accounting. The acquisition method of accounting is based on Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 805, Business Combinations (“ASC 805”), and uses the fair value concepts defined in FASB ASC 820, Fair Value Measurements (“ASC 820”). ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. As such, under the acquisition method of accounting, ListCo’s assets and liabilities will retain their carrying amounts and the assets and liabilities of Adagio, including any intangible assets recognized in connection with the Business Combination, will be recorded at their fair values, which are measured as of the acquisition date. The excess of the purchase price over the estimated fair values of net assets acquired will be recorded as goodwill.
Regulatory Approvals Required
The Business Combination is not subject to any additional federal or state regulatory requirement or approval, except for (i) filings with the State of Delaware necessary to effectuate the Business Combination, (ii) the filing of the Plan of Merger and such other documents as may be required in accordance with the applicable provisions of the Cayman Companies Law, with the Registrar of Companies of the Cayman Islands and (iii) filings of solicitation materials required pursuant to Rule 14a-12 of the Exchange Act.
Listing of New Adagio Common Stock
ListCo intends to apply to list the shares of New Adagio Common Stock under the symbol “ADGM” upon the consummation of the Business Combination.
In connection with the consummation of the Business Combination, the Public Shares of ARYA will be delisted from Nasdaq and ARYA will deregister from the Exchange Act.
Comparison of Corporate Governance and Shareholder Rights
There are certain differences in the rights of ARYA shareholders and the holders of shares of New Adagio Common Stock after the Business Combination. Please see the section entitled “Comparison of Corporate Governance and Shareholder Rights.”
Emerging Growth Company
We are an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).
We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1.235 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if we become a large accelerated filer, as defined under the Exchange Act.
Smaller Reporting Company
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of the ARYA Shares held by non-affiliates equals or exceeds $250 million as of the prior June 30, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of the ARYA Shares held by non-affiliates equals or exceeds $700 million as of the prior June 30.

Deferred Fee Waiver
In July 2022, GS, one of the underwriters of ARYA’s initial public offering, reached out to ARYA’s management in order to notify ARYA that GS would be unable to serve as an advisor to ARYA in connection with an initial business combination. At that time, ARYA requested that GS, and GS agreed to, waive its entitlement to its respective portion of the deferred underwriting fee payable pursuant to the Underwriting Agreement that ARYA, Jefferies and GS executed in connection with ARYA’s initial public offering. On August 8, 2022, ARYA executed a formal waiver with GS pursuant to which GS waived all rights to its 50% share of the deferred underwriting commissions, which were payable upon completion of an initial business combination and deposited into the trust account established in connection with ARYA’s initial public offering. In connection with the Deferred Fee Waiver, GS also agreed that (i) the Deferred Fee Waiver is not intended to allocate its 50% portion of the deferred underwriting commissions to the other underwriter that has not waived its right to receive its share of the deferred underwriting commissions and (ii) the waived portion of the deferred underwriting commissions can, at the discretion of ARYA, be paid to one or more parties or otherwise be used in connection with an initial business combination. As a result of the Deferred Fee Waiver, the deferred underwriting commissions payable by ARYA upon the consummation of an initial business combination, including the proposed Business Combination with Adagio, will be reduced to $2,616,250, which will be due only to Jefferies. This amount does not include other transaction fees payable by ARYA or Adagio to Jefferies in connection with the Business Combination, PIPE Financing and Convertible Security Financing. For more information, also see “Proposal 1: Business Combination Proposal—Certain Engagements in Connection with the Business Combination and Related Transactions.”
Other than the notification in July 2022, according to which GS would be unable to continue to serve as an advisor to ARYA, and the subsequent execution of the Deferred Fee Waiver on August 8, 2022, GS and ARYA did not discuss the reasons for GS’s forfeiture of fees. GS did not communicate to ARYA, and ARYA does not otherwise believe, that the Deferred Fee Waiver was the result of any dispute or disagreement with ARYA, including any disagreement relating to the disclosure in this proxy statement/prospectus, the scope of its engagements under the Underwriting Agreement or its ability to complete such engagements or any matter relating to ARYA’s or Adagio’s operations, prospects, policies, procedures or practices. The services to be provided by GS pursuant to the Underwriting Agreement related to ARYA’s initial public offering were complete at the time of the Deferred Fee Waiver and GS is therefore gratuitously waiving its right to be compensated in connection with a business combination.
After the closing of ARYA's initial public offering and prior to the execution of the Deferred Fee Waiver, GS was involved in advising the ARYA Board in connection with the identification or evaluation of potential business combination targets and in providing certain financial and merger-related advisory services to ARYA, including in connection with the proposed business combination with Amicus Therapeutics, Inc. that was terminated on February 23, 2022 (for more information see “Proposal 1: Business Combination Proposal—Background of the Business Combination”). However, following the execution of the Deferred Fee Waiver, GS ceased to provide any advisory services to ARYA and ceased to advise ARYA on the identification or evaluation of potential business combination targets. GS did not advise ARYA in any capacity on the proposed Business Combination with Adagio. Further, ARYA did not rely on any work performed by GS to identify or evaluate potential business combination targets when ARYA resumed its search for potential business combinations after GS ceased to advise ARYA following the execution of the Deferred Fee Waiver. Neither Adagio nor the other potential business combination targets that ARYA considered following the execution of the Deferred Fee Waiver were among the potential business combination targets sourced, identified or recommended by GS while GS was advising ARYA. GS did not, and was not engaged to, perform any work for the boards of directors of ARYA or Adagio that is related to the Business Combination and GS was also not involved in the preparation of any disclosure, or analysis underlying disclosure, included in this proxy statement/prospectus. GS therefore claims no role in the Business Combination with Adagio and, by extension, has also not reached out to ARYA to affirmatively disclaim any responsibility for any of the disclosures in this prospectus.
Despite GS not providing any details as to the reasons for the Deferred Fee Waiver when it approached ARYA in 2022, shareholders should be aware that such Deferred Fee Waiver may indicate that GS does not want to be associated with the disclosures in this proxy statement/prospectus or any underlying business analysis related to the transactions described herein. The Deferred Fee Waiver, including the waivers of fees for services that had already been rendered, is unusual and some investors may find the proposed Business Combination with Adagio less attractive as a result of GS not having been involved in the preparation and review of this proxy statement/prospectus. ARYA’s investors will not have the benefit of GS’s independent review and investigation of the disclosures provided in this proxy statement/prospectus. We note that unaffiliated investors are subject to certain material risks as a result of Adagio going public through a merger rather than through an underwritten initial public offering. For more information also see “Risk Factors—Risks Related to the Business Combination and ARYA—The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.” Further, although GS waived its entitlement to any deferred underwriting fee payable pursuant to the Underwriting Agreement, certain provisions of the Underwriting Agreement were not waived by the GS. In particular, GS did not waive its rights to indemnification under the Underwriting Agreement for any losses, claims, damages or liabilities, joint or several, arising out of or based upon an untrue statement or alleged untrue statement of a material fact contained in the filings and communications related to ARYA’s initial public offering or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading. As a result, if any claims, litigation, disputes or other legal proceedings are brought by third parties against GS in relation to its services provided under the Underwriting Agreement, then ARYA (and New Adagio upon consummation of the Business Combination) may be liable to pay for or reimburse GS for such losses and costs it incurs, subject to the limitations set forth in the Underwriting Agreement. In addition, the Underwriting Agreement contains a contribution provision in the event that the indemnity obligations are unavailable or insufficient to hold harmless an indemnified party; however, GS shall not be required to contribute any amount in excess of the amount by which the total price at which the offered securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such underwriter has otherwise been required to pay. Therefore, there can be no assurance that ARYA (or New Adagio following the Business Combination) would have sufficient funds to satisfy such indemnification claims.
Notwithstanding the foregoing, ARYA executed the Deferred Fee Waiver because it believes that such waiver will be beneficial for its shareholders as such waived fees would reduce the amount of transaction expenses payable in connection with the consummation of an initial business combination by $2,616,250. The ARYA Board did not consider the potential impact of the Deferred Fee Waiver in its assessment of the Business Combination with Adagio, given (a) the timing of the execution of Deferred Fee Waiver in relation to the timing of the negotiations of a business combination agreement with Adagio, (b) that no separate engagement letter was entered into with GS and GS’s obligations therefore being limited in scope solely to the services contemplated by the Underwriting Agreement and its completed services in connection with ARYA’s initial public offering, and (c) that GS did not participate in or provide (and was not required to participate in or provide) advisory services in connection with the identification or evaluation of potential business combination targets, an initial business combination, or the proposed transaction with Adagio. ARYA does not expect that the Deferred Fee Waiver will have any significant impact on the proposed transaction with Adagio other than reducing the amount of expenses associated with the proposed Business Combination and potentially adversely affecting investors’ perception of the proposed Business Combination with Adagio.
Therefore, given GS’s lack of involvement in the Business Combination with Adagio and given the fact that ARYA has not provided a copy of the proxy statement/prospectus to GS for review and GS has not provided any response or feedback regarding the disclosure included herein, investors should not rely on the expertise of GS when making an investment decision in connection with the Business Combination and no inference should be drawn on whether GS agrees with the disclosures included in this proxy statement/prospectus, including the disclosure regarding the Deferred Fee Waiver.
For more information regarding the Deferred Fee Waiver, see the section titled “Questions and Answers for Shareholders of ARYA—What are the potential impacts on the Business Combination resulting from Goldman Sachs & Co. LLC’s waiver of its deferred underwriting commission?”, and for more information related to the associated risks, see “Risk Factors—Risks Related to the Business Combination and ARYA—The waiver of deferred underwriting commission by GS despite performing all of its obligations under the Underwriting Agreement may indicate that it may be unwilling to be associated with the disclosure in this proxy statement/prospectus.”
Risk Factor Summary
In evaluating the proposals to be presented at the General Meeting, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.” These risks include, but are not limited to the following:
Risks Related to Adagio’s Business
•	Adagio has incurred net losses in every period to date and expects to continue to incur losses as it develops its business.

•	Adagio’s growth prospects partially depend on its ability to accelerate the commercialization of its products and to capitalize on market opportunities.
•	Adagio is dependent on the success of its launched products in the EU and pipeline portfolio, which is presently in the development stage and subject to on-going scientific and technical validation.
•
If Adagio is unable to establish an effective network for commercialization, including effective distribution channels and sales and marketing functions, it may adversely affect its business, financial condition, results of operations, and prospects.

•	The success of Adagio’s products depends upon appropriate physician training, practice and patient selection.
•
Even if Adagio’s products are commercialized and achieve broad scientific and market acceptance, if Adagio fails to improve them or introduce compelling new products, its revenue and its prospects could be harmed.

•
Adagio is dependent on limited third-party suppliers and manufacturers for some of the components and materials used in its products, and the loss of any of these suppliers and manufacturers could harm its business.

•	Consolidation in the medical device industry could have an adverse effect on Adagio’s revenue and results of operations.
•
Adagio has limited data and experience regarding the safety and efficacy of its products. Results of earlier trials may not be predictive of future results, and planned trials may not establish an adequate safety or efficacy profile for such products and future products, which would affect market acceptance.

•
Since Adagio commercializes its products outside of the United States, its international business could expose it to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.

Risks Related to New Adagio’s Intellectual Property
•	Adagio may not be able to protect its intellectual property rights throughout the world.
•	If Adagio is unable to protect the confidentiality of its trade secrets, the value of its technology could be materially adversely affected and its business could be harmed.
•
Obtaining and maintaining Adagio’s patent protection depends on compliance with various requirements imposed by governmental patent agencies, and Adagio’s patent protection could be reduced for non-compliance with these requirements.

Risks Related to Regulatory and Legal Compliance Matters
•
Adagio expects to incur substantial expenses in its pursuit of regulatory clearances and approvals for its products in the United States and can provide no assurances that it will obtain the necessary approvals from the FDA to market its products in the United States.

•	Adagio can provide no assurances that it will obtain the necessary clearances or approvals from the FDA to market its products in the United States.
•
Adagio may be subject to enforcement action if Adagio engages in improper or off-label marketing or promotion of its products, which could materially and adversely affect its business, financial condition and results of operations.

Risks Related to Litigation and Regulation
•
Adagio is subject to extensive laws and regulations of the United States and foreign regulatory agencies that could impose substantial costs and restrictions upon its operations, and any failure to comply with these laws and regulations, could delay the commercialization of its products or result in litigation and substantially harm Adagio’s business and operations.

•
Adagio may become involved in lawsuits to defend against third-party claims of infringement, misappropriation or other violations of intellectual property or to protect or enforce Adagio’s intellectual property, any of which could be expensive, time consuming and unsuccessful, and may delay Adagio’s development and commercialization efforts.

•	Adagio is subject to risks relating to disputes and other product liability lawsuits, that may be time consuming and costly.
Risks Related to Financing Transactions
•
Adagio is subject to financing risks. There are no guarantees that Adagio can meet its financing needs for its operations and future investments at a reasonable cost or at all. New Adagio’s expectation to use the proceeds from the Business Combination and the related financing transactions to fund its business plan through 2025 may not prove accurate.

Risks Related to the Business Combination and ARYA
•	New Adagio will be a holding company with no business operations of its own and will depend on cash flow from Adagio to meet its obligations.
•
Since the initial shareholders, including ARYA’s directors and executive officers, have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Adagio is appropriate as our initial business combination. Such interests include that the Sponsor, as well as our executive officers and directors, will lose their entire investment in us if our business combination is not completed.

•
The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.

•
Past performance by our management team or their affiliates, including Perceptive Advisors, ARYA Sciences Acquisition Corp., ARYA Sciences Acquisition Corp II, ARYA Sciences Acquisition Corp III, or their respective business combination targets, may not be indicative of future performance of an investment in ARYA or New Adagio.

•
ARYA and Adagio will incur significant transaction and transition costs in connection with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to New Adagio for other corporate purposes.

•
Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel of New Adagio. The loss of key personnel or hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of New Adagio.

•
If we have not consummated our initial business combination within the required time period, our Public Shareholders may receive only their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders.

•
The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and the PIPE Financing, and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Convert Warrants, the New Adagio Convertible Securities, the 2024 Equity Incentive Plan, the 2024 Key Employee Plan, the ESPP and shares issued upon Share Price Trigger Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.

•
Nasdaq may delist ARYA’s Class A ordinary shares from its exchange prior to the Closing or Nasdaq may not list New Adagio’s securities on its exchange, which could limit investors’ ability to make transactions in ARYA’s Class A ordinary shares or in New Adagio’s securities and subject ARYA or New Adagio, as applicable, to additional trading restrictions.

•
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of New Adagio Common Stock to drop significantly, even if New Adagio’s business is doing well.

•
If Adagio’s estimates or judgments relating to its critical accounting policies are based on assumptions that change or prove to be incorrect, its results of operation could fall below its publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of New Adagio Common Stock.

•
New Adagio does not have experience operating as a public company subject to U.S. federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes Oxley Act.

•
If Adagio fails to maintain an effective system of internal control over financial reporting, New Adagio may not be able to accurately report its financial results in a timely manner or prevent fraud, which could harm its business.

MARKET PRICE AND DIVIDEND INFORMATION
ListCo
Price Range of ListCo Securities
Historical market price information regarding shares of ListCo is not provided because there is no public market for shares of ListCo.
Dividend Policy
ListCo has not paid any cash dividends on its capital stock to date and does not intend to pay cash dividends prior to the consummation of the Business Combination.
ARYA
Price Range of ARYA’s Securities
On February 26, 2021, the Public Shares began trading on Nasdaq under the symbol “ARYD.” Upon the consummation of the Business Combination and by operation of the Business Combination, the Public Shares will be delisted and holders that elect not to redeem their Public Shares in connection with the Business Combination will receive shares of New Adagio Common Stock, which are expected to be listed on Nasdaq.
The following table sets forth, for the calendar quarter indicated, the high and low sales prices per Public Share, as reported on Nasdaq for the periods presented:
	Public Shares (ARYD)
	High	Low
Fiscal Year 2024:
Quarter ended March 31, 2024	$11.27	$10.93

Fiscal Year 2023:
Quarter ended December 31, 2023	$10.95	$10.70
Quarter ended September 30, 2023	$10.89	$10.60
Quarter ended June 30, 2023	$10.65	$10.32
Quarter ended March 31, 2023	$10.73	$10.10

Fiscal Year 2022:
Quarter ended December 31, 2022	$10.10	$9.91
Quarter ended September 30, 2022	$9.98	$9.81
Quarter ended June 30, 2022	$9.84	$9.71
Quarter ended March 31, 2022	$9.99	$9.70

Fiscal Year 2021:
Quarter ended December 31, 2021	$10.11	$9.76
Quarter ended September 30, 2021	$11.00	$9.73
Quarter ended June 30, 2021	$11.45	$10.06
Quarter ended March 31, 2021	$12.38	$10.34
On February 13, 2024, the trading date before the public announcement of the Business Combination, the Public Shares closed at $11.14.
Holders
As of December 31, 2023, there were two holders for the Class A ordinary shares and four holders of record for the Class B ordinary shares. Following the consummation of the Business Combination and the PIPE Financing, we expect there to be approximately 103 holders of record for the shares of New Adagio Common Stock. For a description of the effect of the Business Combination and the PIPE Financing on the present holdings of ARYA Shares, please see the section entitled “Beneficial Ownership of Securities.”

Dividend Policy
ARYA has not paid any cash dividends on the Public Shares to date and does not intend to pay cash dividends prior to the consummation of the Business Combination.
Adagio
Price Range of Adagio’s Securities
Historical market price information regarding shares of Adagio is not provided because there is no public market for shares of Adagio. In connection with the Business Combination, Adagio will become a wholly owned subsidiary of ListCo.
Dividend Policy
Adagio has not paid any cash dividends on its capital stock to date and does not intend to pay cash dividends prior to the consummation of the Business Combination.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements. Forward-looking statements provide the respective current expectations or forecasts of future events of ARYA and Adagio. Forward-looking statements include statements about ARYA’s and Adagio’s respective expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. For example, Adagio’s expected gross cash or pro forma cash, Adagio’s expected cash burn through closing, Adagio’s expected post transaction fully diluted equity value, Adagio’s fully diluted enterprise value, the Adagio’s or New Adagio’s expected cash runway through 2025 or statements related to the Adagio’s or New Adagio’s funding gap, funded business plan or use of proceeds, or other metrics or statements derived therefrom, are forward-looking statements. Words or phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.
Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Adagio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “ARYA’S Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business of ARYA and Certain Information About ARYA” and “Business of Adagio and Certain Information About Adagio.” The forward-looking statements contained in this proxy statement/prospectus are based on the respective current expectations and beliefs of ARYA and Adagio concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. The risks and uncertainties include, but are not limited to:
•	ARYA’s ability to complete the Business Combination with Adagio and ListCo or, if the Business Combination is not consummated, any other initial business combination prior to the Termination Date;
•
Adagio’s assumptions about the size and timing of the market opportunity for its products, which is based, in part, on third-party reports not specifically prepared for Adagio or the purposes for which Adagio uses them, and Adagio’s assumptions about the growth of such market opportunity, Adagio’s ability to capture some of this market and the timing thereof;

•	Adagio’s ability to obtain required regulatory approvals for its product candidates;
•	Adagio’s inability to gain acceptance of any products, if approved, by physicians, patients, third-party payors and others in the medical community;
•	Adagio’s ability to achieve or maintain significant commercial market acceptance;
•	competition that Adagio has been facing in the discovery, development and commercialization of product candidates;
•	FDA and other regulatory approval of products that compete with Adagio’s product candidates;
•	unfavorable pricing regulations, third-party coverage and reimbursement practices that Adagio’s products may be subject to;
•	difficulty in predicting the time cost of Adagio’s product development;
•	Adagio’s ability to demonstrate safety and efficacy of its products in clinical trials;
•	Adagio’s reliance on third parties to conduct certain preclinical development activities and clinical trials and the potential failure of those third parties in meeting deadlines for such trials;
•	delays or difficulties enrolling patients in clinical trials for Adagio’s products;
•	the possibility that Adagio’s products could cause undesirable side effects;
•	the possibility that any product of Adagio for which marketing approval is obtained could be subject to restrictions or withdrawal from the market;

•	negative public opinion and increased regulatory scrutiny in the event of deaths caused by or failures of Adagio’s products;
•	Adagio’s inability to obtain or maintain expedited regulatory pathways for some or all its current products;
•	Adagio’s inability to obtain or maintain regulatory approvals for its products in foreign jurisdictions;
•	Adagio’s inability to enter into agreements for clinical and commercial supply with third-party manufacturers on acceptable terms;
•	the inability of third-party manufacturers to successfully manufacture Adagio’s products;
•	Adagio’s inability to establish or maintain collaborations or partnerships;
•	unavailability of materials necessary to manufacture Adagio’s products on commercially reasonable terms;
•	Adagio’s inability to obtain, maintain or enforce patent protection for technology and future products;
•	Adagio’s inability to register trademarks in all potential markets;
•	Adagio’s inability to protect the confidentiality of trade secrets;
•	unfavorable economic conditions as a result of the emergence of new variants of the COVID-19 virus, political instability, natural disasters, or otherwise;
•	Adagio’s inability to obtain sufficient capital to meet operational financing requirements or comply with debt agreements;
•	Adagio’s inability to prevent computer system failures or security breaches;
•	potential product liability claims against Adagio with respect to its products;
•	Adagio’s failure to hire, retain and motivate key executives and qualified personnel;
•	the significant increased expenses and administrative burden as a public company;
•
Adagio’s cash burn and its need for substantial future funding to finance operations, the business plan and changes thereto, and the inability of being able to obtain new financing on acceptable terms or at all;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination;
•
the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against ARYA and Adagio and that could give rise to the termination of the Business Combination Agreement;

•
satisfaction or waiver of the conditions to the Business Combination including, among others: (i) no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Business Combination; (ii) the approval by ARYA’s shareholders of the Condition Precedent Proposals being obtained; (iii) the approval by Adagio’s stockholders of the Business Combination Agreement and the transactions contemplated thereby; (iv) the conditional approval by Nasdaq of ListCo’s initial listing application in connection with the Business Combination (also see “Risk Factors—Risks Related to the Business Combination and ARYA—Nasdaq may delist ARYA’s Class A ordinary shares from its exchange prior to the Closing or Nasdaq may not list New Adagio’s securities on its exchange, which could limit investors’ ability to make transactions in ARYA’s Class A ordinary shares or in New Adagio’s securities and subject ARYA or New Adagio, as applicable, to additional trading restrictions”) and, immediately following the Adagio Merger Effective Time, ListCo’s satisfaction of any applicable initial and continuing listing requirements of Nasdaq and the New Adagio Common Stock having been approved for listing on Nasdaq; (v) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part; and (vi) the Aggregate Transaction Proceeds being greater than or equal to $50,000,000 (the “Aggregate Transaction Proceeds Condition”);

•
changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination;

•
the ability to meet stock exchange listing standards prior to or following the consummation of the Business Combination, to regain compliance with any stock exchange listing standards prior to the consummation of the Business Combination, and to remain listed on the Nasdaq Capital market prior to the consummation of the Business Combination;

•	the risk that the Business Combination disrupts current plans and operations of Adagio as a result of the announcement and consummation of the Business Combination;
•	the ability to recognize the anticipated benefits of the Business Combination;
•	costs related to the Business Combination;
•	the ability of New Adagio to grow and manage growth profitably and retain its key employees;
•	changes in applicable laws or regulations;
•	the amount of redemption requests made by ARYA’s shareholders;
•	the projected growth rate of the market opportunity of Adagio and New Adagio;
•	the possibility that ARYA, Adagio or New Adagio may be adversely affected by other economic, business, and/or competitive factors; and
•	other factors detailed under the section entitled “Risk Factors.”
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in this proxy statement/prospectus. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus. ARYA and Adagio undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks ARYA describes in the reports it will file from time to time with the SEC after the date of this proxy statement/prospectus.
In addition, statements that “ARYA believes” or “Adagio believes” and similar statements reflect ARYA’s or Adagio’s respective beliefs and opinions on the relevant subject. These statements are based on information available to them as of the date of this proxy statement/prospectus, and while ARYA and Adagio respectively believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. ARYA’s and Adagio’s statements should not be read to indicate that they have respectively conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.
Although ARYA and Adagio respectively believe the expectations reflected in the forward-looking statements were reasonable at the time made, they cannot guarantee future results, level of activity, performance or achievements. Moreover, neither ARYA nor Adagio nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this proxy statement/prospectus and any subsequent written or oral forward-looking statements that may be issued by ARYA, Adagio or persons acting on their behalf.

RISK FACTORS
You should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the Business Combination and the proposals described herein. Certain of the following risk factors apply to the business and operations of Adagio and will also apply to the business and operations of Adagio or New Adagio following the Closing. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material and adverse effect on the business, cash flows, financial condition and results of operations of New Adagio. ARYA, Adagio, ListCo/New Adagio, as applicable, may face additional risks and uncertainties that are not presently known to such entity, or that are currently deemed immaterial, which may also impair the business or financial condition of ARYA, Adagio, ListCo and/or New Adagio. ARYA shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the relevant proposals described in this proxy statement/prospectus.
Risks Related to Adagio’s Business
Throughout this section, unless otherwise indicated or the context otherwise requires, references to “Adagio,” “we,” “us,” “our” and other similar terms refer to Adagio, prior to and/or after giving effect to the Business Combination, as the context may require.
Adagio is a medical device company that has incurred net losses in every period to date and expects to continue to incur significant losses as it develops its business.
Adagio is a medical device company that has incurred net losses in each quarterly and annual period since inception and that has not yet generated any meaningful revenue. It expects to incur increasing costs as it continues to devote substantially all of its resources towards the development and anticipated further commercialization of its products, including iCLAS, vCLAS and Cyropulse. Adagio cannot be certain if it will ever generate meaningful revenue or if or when it will produce sufficient revenue from operations to support its costs. Even if profitability is achieved, Adagio may not be able to sustain profitability. Adagio incurred net losses of $38.1 million and $23.7 million in 2023 and 2022, respectively. As of December 31, 2023, it had an accumulated deficit of $135.2 million. Adagio expects to incur substantial losses and negative cash flows for the foreseeable future. In addition, as a public company, New Adagio will incur significant legal, accounting, and other expenses that it did not incur as a private company. These increased expenses will make it harder for New Adagio to achieve and sustain future profitability. New Adagio may incur significant losses in the future for a number of reasons, many of which are beyond its control, including the other risks described in this proxy statement/prospectus.
Adagio’s growth prospects partially depend on its ability to accelerate the commercialization of its products and to capitalize on market opportunities.
Adagio’s iCLAS™ ULTC System and VT ULTC System (inclusive of vCLAS™ catheter) have obtained regulatory approvals only in the EU for commercialization. Adagio’s iCLAS ULTC Cryoablation System and pipeline products completed the IDE study enrollment, and twelve-month follow-up and clinical data collection is in progress. The System is undergoing pre-market approval application modular review (“PMA Modular Review”) in the United States; one of three modules has been accepted for review by FDA and the remaining two modules are planned for submission by July 2024. Adagio’s ability to generate revenue and achieve profitability depends upon its ability to successfully develop, obtain regulatory clearance, approval or certification for and successfully commercialize its products. Adagio’s ability to generate future revenue from its products also depends on a number of additional factors, including Adagio’s ability to:
•	successfully complete clinical development of its products, including necessary clinical studies;
•	achieve acceptance of its clinical trial data by the Food and Drug Administration (the “FDA’’) or foreign regulatory authorities;
•	successfully develop, optimize and scale up the manufacturing processes for its products;
•	establish and maintain supply and manufacturing relationships with third parties that ensure adequate and legally-compliant production of its products;

•	complete and submit necessary applications for regulatory clearances, approvals or certifications for its products in the United States and elsewhere;
•	comply with requirements enforced by the FDA, and other comparable regulatory authorities with respect to its marketing of products;
•
obtain necessary FDA or foreign regulatory clearances, approvals, or certifications, for its products or for future product modifications or proposed expansions in indication for any of its products that receives regulatory approval or certification;

•	establish effective sales and marketing capabilities;
•	achieve patient, physician, and market acceptance for its products;
•	establish, maintain and protect its intellectual property rights; and
•	attract, hire and retain qualified personnel.
In addition, because of the numerous risks and uncertainties associated with completing clinical studies and obtaining necessary clearances, approvals or certifications, Adagio is unable to predict the timing or amount of its expenses, or if or when it will achieve or maintain revenues or profitability. In addition, Adagio’s expenses could increase beyond expectations if it decides to or is required by the FDA or foreign regulatory authorities to perform studies or trials for its products in addition to those that it currently anticipates. If Adagio completes the development and regulatory processes of its products, it anticipates incurring significant costs associated with launching and commercializing its products. Even if Adagio generates revenues from the sale of its products, it may not be profitable and may need to obtain additional funding to continue operations. If Adagio fails to achieve profitability or does not sustain profitability on a continuing basis, then it may be unable to continue its operations at planned levels and be forced to reduce its operations.
Adagio is dependent on the success of its launched products in the EU and pipeline portfolio, which is presently in the development stage and subject to on-going scientific and technical validation.
Adagio’s future success is largely dependent on its ability to successfully develop and commercialize its pipeline products, which are based on innovative yet complex technologies and remain in various stages of development (except for the iCLAS™ ULTC System and VT ULTC System (inclusive of vCLAS™ catheter) authorized for commercialization in the European Union). Adagio is investing substantially all of its management efforts and financial resources in the development and commercialization of such products. For planning purposes, Adagio estimates the timing of the accomplishment of various scientific, clinical, regulatory and other product development and commercialization goals, which it sometimes refers to as milestones. These milestones include the commencement or completion of scientific studies and clinical studies and the submission of regulatory applications. Adagio bases these milestones on a variety of assumptions, which are subject to numerous risks and uncertainties. There is a risk Adagio will not achieve these milestones on a timely basis or at all. Even if Adagio achieves these milestones, the actual timing of the achievement of these milestones can vary dramatically compared to its estimates, often for reasons beyond its control, depending on numerous factors, including:
•	the rate of progress and costs and results of its clinical studies and research and development activities;
•	the ability of Adagio’s products to meet the standards for regulatory clearance, approval or certification;
•	the receipt of approvals, clearances or certifications from the FDA and other comparable foreign regulatory agencies;
•	Adagio’s ability to compete against more established or better funded competitors;
•	Adagio’s ability and/or the ability of third parties to manufacture its products, including Adagio’s ability to source critical components or materials for the manufacture of its products; and
•	other actions by regulators, including actions related to a class of products.
If Adagio does not meet these milestones for its products or if it is delayed in achieving these milestones, the development and commercialization of new products, modifications to existing products or sales of existing products for new indications may be prevented or delayed, which could damage Adagio’s reputation or materially adversely affect its business. Even if Adagio achieves a milestone for a product, market acceptance for the product is not assured.

Even if Adagio is able to launch its pipeline portfolio successfully, it may experience material delays in its commercialization program relative to its current expectations.
Even if Adagio is able to complete development of its pipeline portfolio and obtain regulatory clearance or approval, commercial market acceptance of its products in the healthcare community, including among physicians, patients and third-party payors, will depend on many factors, including:
•
its ability to provide incremental clinical and economic data demonstrating the safety, clinical effectiveness and cost-effectiveness of, and patient benefit from, its products, and any perceived inadequacy of evidence supporting clinical benefits or cost-effectiveness over existing alternatives;

•	the availability of alternative treatments;
•	whether its products are included on insurance company coverage plans;
•	the willingness and ability of patients and the healthcare community to adopt new technologies;
•	customer demand;
•	liability risks generally associated with the use of new products;
•	the training required to use a new product;
•	the convenience and ease of use of its products relative to other treatment methods;
•	the pricing and reimbursement of its products relative to other treatment methods; and
•	the marketing and distribution support for its products.
Adagio cannot assure you that it will be successful in addressing any of these criteria or any additional criteria that might affect the market acceptance of its products. If its products achieve market acceptance, they may not maintain that market acceptance over time if competing products or technologies are introduced that are received more favorably or are more cost-effective. Failure to achieve or maintain market acceptance would limit Adagio’s ability to generate revenue and would have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects.
The life sciences technology market is highly competitive. Competitors include new entrants and established companies, many of which have significantly greater resources than Adagio. If Adagio fails to compete effectively, its business and results of operation will suffer.
The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Adagio competes with manufacturers and distributors of cardiovascular medical devices. Adagio’s most significant competitors in the electrophysiology field include Medtronic, Boston Scientific, Abbott and Johnson & Johnson. Many of its competitors are large, well-capitalized companies with significantly greater market share and resources. Therefore, they can spend more on product development, marketing, sales and other product initiatives. Adagio also competes with smaller medical device companies that have a single product or a limited range of products. Some of Adagio’s competitors have:
•	significantly greater name recognition;
•	broader or deeper relations with healthcare professionals, customers and third-party payors;
•	larger sales forces and more established distribution networks;
•	additional lines of products and the ability to offer rebates or bundle products to offer greater discounts or other incentives to gain a competitive advantage;
•	greater experience in conducting research and development, manufacturing, clinical trials, marketing and obtaining regulatory clearance or approval for products;
•	greater financial and human resources for product development, sales and marketing and patent prosecution;
•	substantial intellectual property portfolios; and
•	better established, larger scale and lower cost manufacturing capabilities.

Adagio competes primarily on the basis that its products are designed to enable more physicians to treat more patients more efficiently and effectively. Adagio’s continued success depends on its ability to:
•	continue to develop innovative, proprietary products that address significant clinical needs in a manner that is safe and effective for patients and easy-to-use for physicians;
•	obtain and maintain regulatory clearances or approvals;
•	demonstrate safety and effectiveness in its sponsored and third-party clinical trials;
•	expand its sales force across key markets to increase physician awareness;
•	obtain and maintain coverage and adequate reimbursement for procedures using its products;
•	attract and retain skilled research, development, sales and clinical personnel;
•	cost-effectively manufacture, market and sell its products; and
•	obtain, maintain, enforce and defend its intellectual property rights and operate its business without infringing, misappropriating or otherwise violating the intellectual property rights of others.
Even if Adagio is successful in developing its products, any one of Adagio’s competitors could reduce or eliminate Adagio’s commercial opportunities if they develop or market products that:
•	are more effective;
•	have fewer or less severe adverse side effects;
•	are easier to use; or
•	are less expensive than Adagio’s products.
Adagio cannot provide assurance that it will be successful in developing new products or commercializing them in ways that achieve market acceptance. If Adagio develops new products, sales of those products may reduce revenue generated from its existing products or may not compete effectively with competitor products. Moreover, any significant delays in its product launches may significantly impede Adagio’s ability to enter or compete in a given market and may reduce the sales that it is able to generate from these products. Adagio may experience delays in any phase of a product development, including during research and development, clinical trials, regulatory review, manufacturing and marketing. Delays in product introductions could have a material adverse effect on its business, financial condition and results of operations.
If Adagio is unable to establish manufacturing capacity by itself or with third-party partners in a timely and cost-effective manner, commercialization of its products would be delayed, which would result in lost revenue and harm its business.
Adagio may encounter production delays or shortfalls because of its limited experience in manufacturing its products in commercial quantities. Such production delays or shortfalls may be caused by many factors, including the following:
•	Adagio’s intent to expand its manufacturing capacity, as a result of which its production processes may have to change;
•
key components of Adagio’s products are provided by a single supplier or limited number of suppliers, and Adagio does not maintain large inventory levels of these components; if Adagio experiences a shortage or quality issues in any of these components, Adagio would need to identify and qualify new supply sources, which could increase its expenses and result in manufacturing delays;

•	a delay in completing validation and verification testing for new controlled environment rooms at its manufacturing facility;
•
state and federal regulations, including the FDA’s Quality System Regulation (“QSR”), for the manufacture of its products, noncompliance with which could cause an interruption in its manufacturing; and

•	attraction and retention of qualified employees for its operations in order to significantly increase its manufacturing output.

If Adagio is unable to keep up with demand for its products, its growth could be impaired, and market acceptance for its products could be harmed and physicians may instead elect to use its competitors’ products. Adagio’s inability to successfully manufacture its products in sufficient quantities could materially harm its business.
In addition, Adagio’s manufacturing facility and processes and those of its third-party suppliers are subject to announced or unannounced FDA and state regulatory inspections or audits for compliance with the QSR, state equivalent requirements, and international manufacturing standards. Developing and maintaining a compliant quality system is time consuming and expensive. Failure to maintain compliance with, or not fully complying with the requirements of the FDA, state, or foreign regulators, could result in enforcement actions against Adagio or its third-party suppliers, which could include the issuance of warning letters, seizures, prohibitions on product sales, recalls and civil and criminal penalties, any one of which could significantly impact its manufacturing supply and impair its financial results.
The commercialization of Adagio’s products will require Adagio to establish relationships and successfully collaborate with leading life science companies and research institutions.
To remain competitive, Adagio must launch new products and technologies. To accomplish this, Adagio will need to work with leading life science companies, research institutions and other third-party collaborators and service providers in the design, development and commercialization of Adagio’s products and product candidates. Establishing collaborations is difficult, time consuming and may require Adagio’s significant financial investment, including substantial upfront payments in such collaborations, which may negatively impact Adagio’s reported earnings. In addition, potential collaborators may elect not to work with Adagio based on their assessment of its financial, regulatory, or intellectual property position. Further, once news of discussions regarding possible collaborations are known in the general public, regardless of whether the news is accurate, failure to announce a collaboration agreement, or the entity’s announcement of a collaboration with an entity other than Adagio, could result in adverse speculation about Adagio, its products or its technology, resulting in harm to its reputation and its business. In addition, even if Adagio establishes new collaborations, they may not result in the successful development or commercialization of its products or technology. Relatedly, collaborating with such parties for multiple aspects of Adagio’s drug development and commercialization activities might lead to less control over many aspects of those activities. Third parties may not complete activities on schedule or in accordance with Adagio’s expectations. Failure by one or more of these third parties to meet their contractual, regulatory or other obligations to Adagio, or any disruption in the relationships between Adagio and these third parties, could delay or prevent the development, approval or commercialization of Adagio’s products and product candidates, and could also result in non-compliance or reputational harm, all with potential negative implications for Adagio’s product pipeline and business.
If Adagio is unable to establish an effective network for commercialization, including effective distribution channels and sales and marketing functions, it may adversely affect its business, financial condition, results of operations, and prospects.
Adagio’s limited commercialization experience and no approved or cleared products in the United States make it difficult to evaluate Adagio’s current business and assess its prospects. Adagio also currently has limited sales and marketing experience. If it is unable to establish effective sales and marketing capabilities or if it is unable to commercialize any of its products, it may not be able to effectively generate product revenue, sustain revenue growth and compete effectively. In order to generate future growth, Adagio plans to continue to expand and leverage its sales and marketing infrastructure to increase its customer base and grow its business. Identifying and recruiting qualified sales and marketing personnel and training them on its products, applicable federal and state laws and regulations, and on its internal policies and procedures requires significant time, expense and attention. It often takes several months or more before a sales representative is fully trained and productive. Adagio’s business may be harmed if its efforts to expand and train its sales force do not generate a corresponding increase in revenue, and its higher fixed costs may slow its ability to reduce costs in the face of a sudden decline in demand for its products. Any failure to hire, develop and retain talented sales and marketing personnel, to achieve desired productivity levels in a reasonable timeframe or timely leverage its fixed costs could have a material adverse effect on Adagio’s business, financial condition and results of operations. Moreover, the members of Adagio’s direct sales force are at-will employees. The loss of these personnel to competitors or otherwise could materially harm its business. If Adagio is unable to retain its direct sales force personnel or replace them with individuals of equivalent technical expertise and qualifications, or if it is unable to successfully instill technical expertise in replacement personnel, its revenue and results of operations could be materially harmed.

Adagio’s ability to increase its customer base and achieve broader market acceptance of its products will also depend to a significant extent on its ability to expand its marketing efforts as it plans to dedicate significant resources to its marketing programs. Adagio’s business may be harmed if its marketing efforts and expenditures do not generate a corresponding increase in revenue. In addition, Adagio believes that developing and maintaining broad awareness of its brand in a cost-effective manner is critical to achieving broad acceptance of its products and penetrating new customer accounts. Brand promotion activities may not generate patient or physician awareness or increased revenue, and even if they do, any increase in revenue may not offset the costs and expenses it incurs in building its brand. If Adagio fails to successfully promote, maintain and protect its brand, or if it incurs substantial expenses in an unsuccessful attempt to promote and maintain its brand, it may fail to attract or retain the physician acceptance necessary to realize a sufficient return on its brand building efforts, or to achieve the level of brand awareness that is critical for broad adoption of its products, which would have an adverse effect on its business, financial condition and results of operations.
These factors also make it difficult for Adagio to forecast its financial performance and growth, and such forecasts are subject to a number of uncertainties, including Adagio’s ability to successfully develop additional products that add functionality, reduce the cost of products sold, broaden its commercial portfolio offerings and obtain FDA 510(k) clearance or PMA approval for, and successfully commercialize, market and sell, its planned or future products in the United States or in international markets. If Adagio’s assumptions regarding the risks and uncertainties it faces, which it uses to plan its business, are incorrect or change due to circumstances in its business or its markets, or if it does not address these risks successfully, Adagio’s operating and financial results could differ materially from its expectations and its business could suffer.
Adagio’s operating results may fluctuate significantly in the future, which makes its future operating results difficult to predict and could cause its operating results to fall below expectations or any guidance Adagio may provide.
Adagio’s quarterly and annual results of operations, including its revenue, profitability and cash flow, may vary significantly in the future, and period-to-period comparisons of its operating results may not be meaningful. Accordingly, the results of any one quarter or other period should not be relied upon as an indication of future performance. Adagio’s quarterly and annual financial results may fluctuate as a result of a variety of factors, many of which are outside its control and, as a result, may not fully reflect the underlying performance of its business. Factors that may cause fluctuations in its quarterly and annual results include, without limitation:
•	the level of demand for its products, which may vary significantly from period to period;
•	expenditures that it may incur to acquire, develop or commercialize additional products and technologies;
•	the timing and cost of clinical trials, including obtaining regulatory approvals or clearances for planned or future products;
•	the rate at which Adagio grows its sales force and the speed at which newly hired salespeople become effective, and the cost and level of investment therein;
•	the degree of competition in Adagio’s industry and any change in the competitive landscape of its industry, including consolidation among its competitors or future partners;
•	coverage and reimbursement policies with respect to the procedures using its products and potential future products that compete with its products;
•	the timing and success or failure of clinical trials for Adagio’s current or planned products or any future products it develops or competing products;
•	the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to its products, which may change from time to time;
•	the cost of manufacturing its products, which may vary depending on the quantity of production and the terms of its agreements with third-party suppliers and manufacturers;
•	natural disasters, outbreaks of disease or public health crises, such as the COVID-19 pandemic;
•	the timing and nature of any future acquisitions or strategic partnerships; and
•	future accounting pronouncements or changes in Adagio’s accounting policies.

Because Adagio’s quarterly and annual results may fluctuate, period-to-period comparisons may not be the best indication of the underlying results of its business and should only be relied upon as one factor in determining how its business is performing.
In addition, this variability and unpredictability could result in Adagio failing to meet the expectations of industry or financial analysts or investors for any period. If its revenue or operating results fall below the expectations of analysts or investors or below any forecasts it may provide to the market, it may result in a decrease in the share price the New Adagio Common Stock.
There is no assurance that Adagio will be able to execute on its business model, including achieving market acceptance of its products.
Adagio’s ability to execute its business model is dependent on a number of factors, including:
•	the ability of its senior management team to execute its business model;
•	the ability to begin or maintain its pace of product development, manufacturing and commercialization;
•	the ability to meet the changing needs of the catheter market;
•	the ability to achieve market acceptance of its product; and
•	the ability of its employees to perform at a high level.
If Adagio is unable to execute its business model, or if its business model does not drive the growth that it anticipates, or if its market opportunity is not as large as it has estimated, it could adversely affect its business and its prospects.
Adagio’s success will depend, in part, on the acceptance of its products as safe, effective and, with respect to providers, cost-effective. It cannot predict how quickly, if at all, hospitals, physicians, patients or payors will accept its products or, if accepted, how frequently they will be used. Adagio’s products and planned or future products it may develop or market may never gain broad market acceptance for some or all of its targeted indications. Hospitals, physicians, patients and payors must believe that Adagio’s products offer benefits over alternative treatment methods. Adagio’s future growth and profitability largely depend on its ability to increase physician awareness of its system and its products and on the willingness of hospitals, physicians, patients or payors to adopt them. These parties may not adopt Adagio’s products unless they are able to determine, based on experience, clinical data, medical society recommendations and other analyses, that its products are safe, effective and, with respect to providers, cost-effective, on a stand-alone basis and relative to competitors’ products. Healthcare providers must believe that its products offer benefits over alternative treatment methods. Even if Adagio is able to raise awareness, physicians tend to be slow in changing their medical treatment practices and may be hesitant to select its products for recommendation to their hospitals or patients for a variety of reasons, including:
•	long-standing relationships with competing companies and distributors that sell other products;
•	competitive response and negative selling efforts from providers of alternative products;
•	lack of experience with its products and concerns that Adagio is relatively new to the market;
•	lack or perceived lack of sufficient clinical evidence, including long-term data, supporting safety or clinical benefits; and
•	time commitment and skill development that may be required to gain familiarity and proficiency with its products.
Physicians play a significant role in determining the course of a patient’s treatment, and, as a result, the type of treatment that will be utilized and provided to a patient. Adagio focuses its sales, marketing and education efforts primarily on cardiac electrophysiologists, and aims to educate referring physicians regarding the patient population that would benefit from its products. However, Adagio cannot assure you that it will achieve broad market acceptance among these practitioners.
For example, if electrophysiologists are not made aware of Adagio’s products, they may not recommend ablation for their patients or the use of Adagio’s product in their hospitals. In addition, some physicians may choose to utilize Adagio’s products on only a subset of their total patient population or may not adopt its products at all. If Adagio is not able to effectively demonstrate that the use of its products is beneficial in a broad range of patients, adoption of its products will be limited and may not occur as rapidly as it anticipates or at all, which would have a material adverse effect on its business, financial condition and results of operations. Adagio cannot assure you that its products will achieve broad market acceptance among hospitals and physicians. Additionally, even if its products achieve market acceptance, they may not maintain that market acceptance over time if competing products, procedures or technologies are considered safer or more cost-effective or otherwise superior. Any failure of its products to generate sufficient demand or to achieve meaningful market acceptance and penetration will harm its future prospects and have a material adverse effect on its business, financial condition and results of operations.
Adagio’s reputation among its current or potential customers, as well as among electrophysiologists, could also be negatively affected by safety or customer satisfaction issues involving Adagio or its products, including product recalls. Future product recalls or other safety or customer satisfaction issues relating to Adagio’s reputation could negatively affect Adagio’s ability to establish or maintain broad adoption of its products, which could harm its future prospects and have a material adverse effect on its business, financial condition and results of operations.
In the United States, before a hospital can purchase Adagio’s product for the first time, Adagio’s system must be approved for use by a hospital’s new product or value analysis committee, or the staff of a hospital or health system. Such approvals could deter or delay the use of Adagio’s products by physicians. Adagio cannot provide assurance that its efforts to obtain such approvals or generate adoption will be successful or increase the use of its products, and if Adagio is not successful, it could have a material adverse effect on its business, financial condition and results of operations.
The success of Adagio’s products depends upon appropriate physician training, practice and patient selection.
The success of Adagio’s products depends in part on the skill of the physician performing the catheter-based procedures and on their adherence to Adagio’s stated patient selection criteria and proper techniques that it provides in training sessions. For example, Adagio trains physicians to ensure correct use of its products; however, physicians rely on their previous medical training and experience when performing catheter-based procedures, and Adagio cannot guarantee that all such physicians will have the necessary skills or experience to safely and effectively perform these procedures. Adagio does not control which physicians perform these procedures or how much training they receive, and physicians who have not completed Adagio’s training sessions may nonetheless attempt to perform catheter-based procedures with its products. In addition, a perception by physicians that its products are difficult to use may negatively impact adoption. If physicians perform these procedures in a manner that is inconsistent with Adagio’s labeled indications, with components that are not its products, with patients who are not indicated for treatment with its products or without adhering to or completing Adagio’s training sessions, the patient outcomes may be negative or inconsistent with the outcomes achieved in clinical trials. This could negatively impact the perception of patient benefits and safety associated with Adagio’s products and limit adoption of its products and catheter-based thrombectomy procedures generally, which could have a material adverse effect on its business, financial condition and results of operations.
Even if Adagio’s products are commercialized and achieve broad scientific and market acceptance, if Adagio fails to improve them or introduce compelling new products, its revenue and its prospects could be harmed.
The life sciences industry is characterized by rapid and significant technological changes, frequent new product introductions and enhancements and evolving industry standards. Even if Adagio is able to achieve broad scientific and market acceptance of its ablation technologies, its ability to attract new customers and increase revenue from existing customers will depend in large part on its ability to enhance and improve its technologies and to introduce compelling new products.
The success of any enhancement to its ablation technologies or introduction of new products depends on several factors, including:
•	timely completion and delivery;
•	competitive pricing;
•	adequate quality testing;
•	integration with existing technologies;
•	freedom from intellectual property encumbrance;
•	appropriately timed and staged introduction; and
•	overall market acceptance.

Any new product or enhancement to the ablation technologies that Adagio develops may not be introduced in a timely or cost-effective manner, may contain defects, errors, vulnerabilities or bugs, or may not achieve the market acceptance necessary to generate significant revenue.
The typical development cycle of new life sciences products can be lengthy and complicated, and may require new scientific discoveries or advancements, considerable resources and complex technology and engineering. Such developments may involve external suppliers and service providers, making the management of development projects complex and subject to risks and uncertainties regarding timing, timely delivery of required components or services and satisfactory technical performance of such components or assembled products. If Adagio does not achieve the required technical specifications or successfully manage new product development processes, or if development work is not performed according to schedule, then such new technologies or products may be adversely impacted. If Adagio is unable to successfully develop new products, enhance its ablation technologies to meet customer requirements, compete with alternative products, or otherwise gain and maintain market acceptance, its business, financial condition and results of operations could be harmed.
Adagio may need to raise additional capital to fund its development and commercialization plans.
Based on Adagio’s current plans over the next 24 months, it believes that the net proceeds from the Business Combination and PIPE Financing, together with its available resources and existing cash and cash equivalents, will be sufficient to meet its anticipated cash requirements for at least 24 months from the date of this proxy statement/prospectus. If Adagio’s available cash resources, the net proceeds from the Business Combination and PIPE Financing are insufficient to satisfy New Adagio’s liquidity requirements including because the realization of other risks described in this proxy statement/prospectus, New Adagio may be required to raise additional capital prior to such time through issuances of equity or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing.
New Adagio may consider raising additional capital in the future to expand its business, to pursue strategic investments, to take advantage of financing or acquisition opportunities or for other reasons, including:
•	funding development and marketing efforts of its ablation technology or any other future products;
•	increasing its sales and marketing and other commercialization efforts to drive market adoption of its ablation technology;
•	expanding its technologies into additional markets;
•	preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•	acquiring, licensing or defending against third party intellectual property rights;
•	acquiring or investing in complementary technologies, businesses or assets; and
•	financing capital expenditures and general and administrative expenses.
Adagio’s present and future funding requirements will depend on many factors, including:
•	delays in execution of Adagio’s development plans;
•	the scope and timing of Adagio’s investment in its sales, marketing, and distribution capabilities;
•	changes Adagio may make to its business that affect ongoing operating expenses;
•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•	changes Adagio may make in its business or commercialization strategy;
•	changes Adagio may make in its research and development spending plans;
•	Adagio’s need to implement additional infrastructure and internal systems;
•	the impact of the COVID-19 pandemic; and
•	other items affecting its forecasted level of expenditures and use of cash resources including potential acquisitions.

The various ways Adagio could raise additional capital carry potential risks. If Adagio raises funds by issuing equity securities, dilution to its stockholders could result. If Adagio raises funds by issuing debt securities, those debt securities could have rights, preferences and privileges senior to those of holders of New Adagio Common Stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on Adagio’s operations. If Adagio raises funds through collaborations or licensing arrangements, it might be required to relinquish significant rights to its technologies or products or grant licenses on terms that are not favorable to Adagio.
If Adagio is unable to obtain adequate financing or financing on terms satisfactory to Adagio, if Adagio requires it, its ability to continue to pursue its business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and could have a material adverse effect on its business, financial condition, results of operations and prospects.
The size of the markets for Adagio’s products may be smaller than estimated, limiting Adagio’s ability to successfully sell its products.
Adagio’s estimates of the total addressable markets for its current products and products under development are based on a number of internal and third-party estimates, including, without limitation, the number of patients with cardiac arrhythmias and the assumed prices at which it can sell its products in markets that have not been established or that it has not yet entered. While Adagio believes its assumptions and the data underlying its estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting its assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these estimates. As a result, its estimates of the total addressable market for its current or future products may prove to be incorrect. If the actual number of patients who would benefit from its products, the price at which it can sell products, or the total addressable market for its products is smaller than it has estimated, it may impair Adagio’s sales growth and have an adverse impact on its business.
Adagio is dependent on limited third-party suppliers and manufacturers for some of the components and materials used in its products, and so long as Adagio remains dependent on them, the loss of any of these suppliers and manufacturers, or any difficulties encountered by these suppliers and manufacturers in the production of Adagio’s products, could harm its business.
Adagio relies on third-party suppliers to provide it with certain components of its products, some of which are single-source suppliers. In some cases, it does not have long-term supply agreements with, or guaranteed commitments from, its suppliers, including single-source suppliers. Adagio depends on its suppliers to provide it and its customers with components and materials in a timely manner that meet its and their quality, quantity and cost requirements. These suppliers may encounter problems during manufacturing for a variety of reasons, any of which could delay or impede their ability to meet Adagio’s demand. Its suppliers may also fail to comply with applicable federal, state or foreign laws or regulations, cease producing the components and materials required for Adagio products or otherwise decide to cease doing business with Adagio. If the suppliers, including the single-source suppliers, that Adagio uses are unable or unwilling to manufacture the components or materials in Adagio’s required volumes, or at specified times, Adagio may have to identify and qualify acceptable additional or alternative suppliers. This qualification process could take up to a few months and Adagio may not find sufficient capacity in a timely manner or at an acceptable cost to satisfy its production requirements. Any supply interruption from Adagio’s suppliers or failure to obtain alternative suppliers for any of the components used in its products would limit Adagio’s ability to manufacture its products and could have a material adverse effect on its business, financial condition and results of operations.
FDA review and approval of a new supplier may be required if these components or materials become unavailable from Adagio’s current suppliers. Although there may be other suppliers that have equivalent components or materials that would be available to Adagio, FDA approval of any alternate suppliers, if required, could take several months or more to obtain, if it is able to be obtained at all. Any delay, interruption or cessation of production by Adagio’s third-party suppliers of important components or materials, or any delay in qualifying new components or materials, if necessary, would prevent or delay Adagio’s ability to manufacture its products.
If Adagio experiences a significant disruption in its information technology systems or security incidents, its business could be adversely affected, including its ability to operate, the loss of confidential and proprietary information, increased remediation costs, and reputational damage.
Adagio relies, or will rely, on information technology systems to keep financial records, facilitate its research and development initiatives, manage its manufacturing operations, maintain quality control, fulfill customer orders, maintain corporate records, communicate with staff and external parties and operate other critical functions. Adagio’s information technology systems and those of its vendors and partners are potentially vulnerable to disruption due to breakdown, malicious intrusion and computer viruses or other disruptive events, including, but not limited to, natural disasters and catastrophes. Cyberattacks and other malicious internet-based activity continue to increase, and cloud-based platform providers of services have been and are expected to continue to be targeted. Methods of attacks on information technology systems and data security breaches change frequently, are increasingly complex and sophisticated, including social engineering and phishing scams, and can originate from a wide variety of sources. In addition to traditional computer “hackers,” malicious code, such as viruses and worms, employee theft or misuse, denial-of-service attacks and sophisticated nation-state and nation-state supported actors now engage in attacks, including advanced persistent threat intrusions. Despite Adagio’s efforts to create security barriers to such threats, it is virtually impossible for Adagio to entirely mitigate these risks. In addition, Adagio has not finalized its information technology and data security procedures and therefore, its information technology systems may be more susceptible to cybersecurity attacks than if such security procedures were finalized. Despite any of its current or future efforts to protect against cybersecurity attacks and data security breaches, there is no guarantee that Adagio’s efforts are adequate to safeguard against all such attacks and breaches. Moreover, it is possible that Adagio may not be able to anticipate, detect, appropriately react and respond to, or implement effective preventative measures against, all cybersecurity incidents.
If Adagio’s security measures, or those of its vendors and partners, are compromised due to any cybersecurity attacks or data security breaches, including as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, Adagio’s business and reputation may be harmed, it could become subject to litigation and it could incur significant liability. If Adagio was to experience a prolonged system disruption in its information technology systems or those of certain of its vendors and partners, it could negatively impact its ability to serve its customers, which could adversely impact its business, financial condition, results of operations and prospects. If operations at Adagio’s facilities were disrupted, it may cause a material disruption in Adagio’s business if it is not capable of restoring functionality on an acceptable timeframe. In addition, Adagio’s information technology systems, and those of its vendors and partners, are potentially vulnerable to data security breaches, whether by internal bad actors, such as employees or other third parties with legitimate access to its or its third-party providers’ systems, or external bad actors, which could lead to the exposure of personal data, sensitive data and confidential information to unauthorized persons. Any such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the exposure of personal information, including sensitive personal information, of Adagio’s employees, customers and others, any of which could have a material adverse effect on Adagio’s business, reputation, financial condition and results of operations.
In addition, any such access, disclosure or other loss or unauthorized use of information or data could result in legal claims or proceedings, regulatory investigations or actions, and other types of liability under laws that protect the privacy and security of personal information, including federal, state and foreign data protection and privacy regulations, violations of which could result in significant penalties and fines. In addition, U.S. and international laws and regulations that have been applied to protect user privacy (including laws regarding unfair and deceptive practices in the U.S. and the General Data Protection Regulation (GDPR) in the European Union) may be subject to evolving interpretations or applications. Furthermore, defending a suit, regardless of its merit, could be costly, divert management’s attention and harm Adagio’s reputation. In addition, although Adagio seeks to detect and investigate data security incidents, security breaches and other incidents of unauthorized access to its information technology systems and data can be difficult to detect and any delay in identifying such breaches or incidents may lead to increased harm and legal exposure. Moreover, there could be public announcements regarding any cybersecurity incidents and any steps Adagio takes to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a material adverse effect on the price of New Adagio Common Stock.
The cost of protecting against, investigating, mitigating and responding to potential breaches of Adagio’s information technology systems and data security breaches and complying with applicable breach notification obligations to individuals, regulators, partners and others can be significant. As cybersecurity incidents continue to evolve, Adagio may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects.

Adagio may be unable to manage its anticipated growth effectively.
Adagio’s anticipated growth will place significant strains on its management, operational and manufacturing systems and processes, sales and marketing team, financial systems and internal controls and other aspects of its business. Adagio must upgrade its internal business processes and capabilities to create the scalability that a growing business demands. As of June 30, 2024, Adagio had 87 employees. To execute its anticipated growth successfully, it must continue to attract and retain qualified personnel and manage and train them effectively. Developing and commercializing the ablation technology will require Adagio to hire and retain scientific, sales and marketing, software, manufacturing, customer service, distribution and quality assurance personnel. In addition, Adagio expects that it will need to hire additional accounting, finance and other personnel as a public company. As a public company, New Adagio’s management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements and effectively manage these growth activities. New Adagio may face challenges integrating, developing and motivating its rapidly growing employee base.
Further, Adagio’s anticipated growth will place additional strain on its suppliers and manufacturing facilities, resulting in an increased need for it to carefully monitor quality assurance. Any failure by Adagio to manage its growth effectively could have an adverse effect on its ability to achieve its development and commercialization goals.
Adagio’s ability to successfully transition from a largely development stage company to a full scale commercial operation is uncertain given the fact that it has been in operation since 2011. As Adagio continues to grow, it will be required to implement more complex organizational management structures and may find it increasingly difficult to maintain the benefits of its corporate culture, including its ability to quickly develop and launch new and innovative products. If Adagio does not successfully manage its anticipated growth, its business, financial condition, results of operations, and prospects could be harmed.
Adagio may acquire other companies or technologies, or form strategic partnership with other companies, which could divert its management’s attention, increase its capital requirements, and otherwise disrupt its operations, subject it to other risks and harm its operating results.
Adagio may in the future seek to acquire or invest in businesses, applications or technologies that it believes could complement or expand its ablation technology product or future products, enhance its technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of Adagio’s management and cause it to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Adagio may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment.
To date, the growth of Adagio’s operations has been organic, and it has limited experience in acquiring other businesses or technologies. Adagio may not be able to successfully integrate acquired personnel, operations and technologies, or effectively manage the combined business following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of Adagio’s available cash, or the incurrence of debt, which could harm Adagio’s operating results. In addition, if an acquired business fails to meet Adagio’s expectations, its operating results, business and financial condition may suffer.
If Adagio is unable to recruit and retain key executives and scientists, it may be unable to achieve its goals.
Adagio’s success depends largely on the continued services of key members of its executive management team and others in key management positions. Adagio does not currently maintain key person life insurance policies on any of its employees. If Adagio loses one or more key employees, it may experience difficulties in competing effectively, developing its technologies and implementing its business strategy.
In addition, Adagio’s research and development programs, clinical operations and sales and marketing efforts depend on Adagio’s ability to attract and retain highly skilled scientists, engineers and sales professionals. Competition for skilled personnel in Adagio’s market is intense, and it has from time to time experienced, and expects to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications on acceptable terms, or at all. Many of the companies with which Adagio competes for experienced personnel have greater resources than it does, and any of its employees may terminate their employment with Adagio at any time. If Adagio hires employees from competitors or other companies, their former employers may attempt to assert that these employees or Adagio has breached legal obligations, resulting in a diversion of Adagio’s time and resources and, potentially, damages. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of Adagio’s stock awards decline, it may harm Adagio’s ability to recruit and retain highly skilled employees. If Adagio fails to attract new personnel or fails to retain and motivate its current personnel, Adagio’s business and future growth prospects could be harmed.
Adagio’s products could have unknown defects or errors, which may give rise to claims against it and adversely affect market adoption of its products.
Adagio’s business is subject to significant risks associated with the design, manufacturing, distribution and use of medical devices that are placed inside the human body, including the risk that patients may be severely injured by or even die from the misuse or malfunction of its products caused by design flaws or manufacturing defects. In addition, component failures, design defects, off-label uses or inadequate disclosure of product-related information discovered after commercial shipment or during commercial use could result in an unsafe condition or the injury or death of a patient. These problems could lead to a voluntary recall or market withdrawal of, or issuance of a safety alert relating to, Adagio’s products and could result in significant costs, negative publicity and adverse competitive pressure. Furthermore, the reporting of product defects or voluntary recalls to the FDA or analogous regulatory bodies outside the United States could result in manufacturing audits, inspections and broader recalls or other disruptions to Adagio’s manufacturing processes. The circumstances giving rise to recalls are unpredictable, and any recalls of existing or future products could have a material adverse effect on Adagio’s business, financial condition and results of operations.
Adagio provides a limited warranty that its products are free of material defects and conform to specifications, and offers to repair, replace or refund the purchase price of defective products. As a result, Adagio bears the risk of potential warranty claims on its products. In the event that Adagio attempts to recover some or all of the expenses associated with a warranty claim against it from its suppliers or vendors, it may not be successful in claiming recovery and any recovery from such vendor or supplier may not be adequate.
The medical device industry has historically been subject to extensive litigation over product liability claims. Adagio may be subject to product liability claims if its products cause, or merely appear to have caused, an injury or death, even if due to physician error. In addition, an injury or death that is caused by the activities of Adagio’s suppliers, such as those that provide Adagio with components and raw materials, or by an aspect of a treatment used in combination with its products, such as a complementary drug or anesthesia, may be the basis for a claim against Adagio by patients, hospitals, physicians or others purchasing or using its products, even if its products were not the actual cause of such injury or death. Adagio may choose to settle any such claims even if Adagio believes that such injuries were not due to failure of its products. An adverse outcome of any such claim involving one of its products could result in reduced market acceptance and demand for any or all of its products and could harm Adagio’s reputation or brand and its ability to market its products in the future. In some circumstances, adverse events arising from or associated with the design, manufacture or marketing of its products could result in the suspension or delay of regulatory reviews of Adagio’s premarket notifications or applications for marketing. Any of the foregoing problems could disrupt Adagio’s business and have a material adverse effect on its business, financial condition and results of operations.
Although Adagio carries product liability insurance, including for clinical trials and product marketing, Adagio can give no assurance that such coverage will be available or adequate to satisfy any claims. Product liability insurance is expensive, subject to significant deductibles and exclusions, and may not continue to be available on acceptable terms, if at all. Any product liability claims brought against Adagio, with or without merit, could increase its product liability insurance rates or prevent it from securing continuing coverage, harm its reputation, significantly increase its expenses, and reduce product sales. If Adagio is unable to obtain or maintain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, Adagio could be exposed to significant liabilities. Product liability claims could cause Adagio to incur significant legal fees and deductibles and claims in excess of its insurance coverage would be paid out of cash reserves, harming Adagio’s financial condition and operating results. Defending a suit, regardless of its merit or eventual outcome, could be costly, could divert management’s attention from Adagio’s business and might result in adverse publicity, which could result in reduced acceptance of its products in the market, product recalls or market withdrawals.
Adagio is required to file adverse event reports under Medical Device Reporting (“MDR”) regulations with the FDA, which reports are publicly available on the FDA’s website. Adagio is required to file MDRs if its products may have caused or contributed to a serious injury or death or malfunctioned in a way that would be likely to cause or contribute to a serious injury or death if it were to recur. Any such MDR that reports a significant adverse event could result in negative publicity, which could harm Adagio’s reputation and future sales. If Adagio fails to report these events to the FDA within the required timeframes, or at all, the FDA could take enforcement action against Adagio. Any such adverse event involving Adagio’s products could also result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending against potential lawsuits, will require the dedication of Adagio’s time and capital, distract management from operating its business, and may harm Adagio’s reputation and financial results. Analogous reporting obligations exist in the European Union and other jurisdictions outside the United States. See “—Risks Related to Regulatory and Legal Compliance Matters” for further detail.
Consolidation in the medical device industry could have an adverse effect on Adagio’s revenue and results of operations.
Many medical device companies are consolidating to create new companies with greater market power. As the medical device industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for their products. If Adagio reduces its prices because of consolidation in the medical device industry, its revenue would decrease, which could have a material adverse effect on its business, financial condition and results of operations.
Adagio has limited data and experience regarding the safety and efficacy of its products. Results of earlier trials may not be predictive of future clinical trial results, and planned trials may not establish an adequate safety or efficacy profile for such products and other planned or future products, which would affect market acceptance of these products.
Adagio has performed clinical trials with only limited patient populations. The long-term effects of using Adagio’s products in a large number of patients has not been studied and the results of short-term clinical use of such products do not necessarily predict long-term clinical benefits or reveal long-term adverse effects. The results of clinical trials of Adagio’s products conducted to date and ongoing or future trials and trials of its current, planned or future products may not be predictive of the results of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Adagio’s interpretation of data and results from its clinical trials do not ensure that it will achieve similar results in future clinical trials in other patient populations. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical trials have nonetheless failed to replicate such results in later clinical trials and subsequently failed to obtain marketing approval. Products in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through nonclinical studies and earlier clinical trials.
If Adagio’s clinical trials are unsuccessful or significantly delayed, or if it does not complete its clinical trials, its business may be harmed.
Clinical development is a long, expensive and uncertain process and is subject to delays and the risk that products may ultimately prove unsafe or ineffective in treating the indications for which they are designed. Completion of clinical trials may take several years or more. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence a trial, in reaching an agreement on acceptable clinical trial terms with prospective sites, in obtaining institutional review board (“IRB”) approval at each site, in recruiting patients to participate in a trial or in obtaining sufficient supplies of clinical trial materials.
In September 2023, Adagio announced the first Ventricular Tachycardia (VT) ULTC procedure performed using the Adagio VT Cryoablation System in the United States as part of the FULCRUM-VT early feasibility (EFS IDE) clinical trial. This bi-directionally deflectable catheter is compatible with the same ULTC energy source as in the iCLAS ULTC System for which follow-up data collection remains ongoing in the US IDE study, and which is under FDA review pursuant to a Modular PMA submission for the treatment of persistent AF. Delays in the completion of these and other clinical testing could significantly affect Adagio’s product development costs. The completion of clinical trials can be delayed for a number of reasons, including delays related to: inability to enroll sufficient numbers of study subjects in a timely manner; unexpected or serious adverse effects related to its medical device candidate experienced by patients in a clinical trial; and retaining patients who have initiated a clinical trial, but may withdraw due to treatment protocol, adverse effects from the therapy, lack of effectiveness from the treatment or personal issues or who may not return for a sufficient number of post-operative visits. Clinical trials may also be delayed, suspended or terminated as a result of ambiguous or negative interim results, or results that are inconsistent with earlier results. In addition, a clinical trial may be suspended or terminated by Adagio, the FDA, other regulatory authorities, or other numerous unforeseen factors or events during or because of the clinical trial process, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or Adagio’s clinical protocols;
•	enrollment in Adagio’s clinical trials may be slower than it anticipates, or it may experience high screen failure rates in its clinical trials, resulting in significant delays;
•
Adagio’s clinical trials may produce negative or inconclusive results, and it may decide, or regulators may require it, to conduct additional clinical and/or preclinical testing which may be expensive and time-consuming;

•	trial results may not meet the level of statistical significance required by the FDA or other regulatory authorities;
•	the FDA or similar foreign regulatory authorities may find the product is not sufficiently safe for investigational use in humans;
•	the FDA or similar foreign regulatory authorities may interpret data from preclinical testing and clinical trials in different ways than Adagio does;
•	there may be delays or failure in obtaining approval of Adagio’s clinical trial protocols from the FDA or other regulatory authorities;
•	there may be delays in obtaining IRB approvals or governmental approvals to conduct clinical trials at prospective sites;
•	the FDA or similar foreign regulatory authorities may find Adagio’s or its suppliers’ manufacturing processes or facilities unsatisfactory;
•
the FDA or similar foreign regulatory authorities may change their review policies or adopt new regulations that may negatively affect or delay Adagio’s ability to bring a product to market or receive approvals or clearances to treat new indications;

•	Adagio may have trouble in managing multiple clinical sites;
•	Adagio may experience delays in agreeing on acceptable terms with third-party research organizations and trial sites that may help it conduct the clinical trials; and
•
Adagio, or regulators, may suspend or terminate Adagio’s clinical trials because the participating patients are being exposed to unacceptable health or safety risks, such as the death of a patient in Adagio’s iCLAS IDE trial in October 2021, which caused Adagio to voluntarily pause the study for six months (between November 2021 and April 2022) in order to investigate and take corrective actions and obtain FDA approval to resume the study.

Delays in clinical development or delays in Adagio’s ability to achieve regulatory clearance or approval, if at all, may impact the costs, timing or successful completion of a clinical trial. Moreover, failures or perceived failures in Adagio’s clinical trials will delay and may prevent its product development and regulatory clearance or approval process, damage its business prospects and negatively affect its reputation and competitive position.
Since Adagio commercializes its products outside of the United States, its international business could expose it to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.
Since Adagio commercializes its products outside of the United States, its international business could expose it to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States. Engaging in international business inherently involves a number of difficulties and risks, including:
•	required compliance with existing and changing foreign regulatory requirements and laws;
•	required compliance with U.S. laws such as the Foreign Corrupt Practices Act (the “FCPA”), and other U.S. federal laws and regulations established by the office of Foreign Asset Control;
•	difficulties in developing effective marketing campaigns in unfamiliar markets;
•	export or import restrictions;

•	increased financial accounting and reporting burdens and complexities;
•	protection of intellectual property;
•	laws and business practices favoring local companies;
•	foreign currency exchange, longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;
•	political and economic instability;
•
changes in social, economic, and political conditions or in laws, regulations and policies governing foreign trade, intellectual property, manufacturing, research and development, and investment both domestically as well as in the other countries and jurisdictions in which Adagio operates and into which Adagio may sell its products including as a result of the separation of the United Kingdom from the European Union (Brexit);

•	potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements and other trade barriers;
•	difficulties and costs of staffing and managing foreign operations; and
•	difficulties protecting, maintaining, enforcing or procuring intellectual property rights.
If one or more of these risks occurs, it could require Adagio to dedicate significant resources to remedy such occurrence, and if it is unsuccessful in finding a solution, its financial results could suffer.
Unfavorable U.S. or global economic conditions as a result of the COVID-19 pandemic, political instability, natural disasters, or otherwise, could adversely affect Adagio’s ability to raise capital and its business, financial condition and results of operations.
While the potential economic impact, and the duration of, the COVID-19 pandemic is difficult to assess or predict, the COVID-19 pandemic has resulted in, and may continue to result in, extreme volatility and disruptions in the capital and credit markets, reducing Adagio’s ability to raise additional capital through equity, equity-linked or debt financings, which could negatively impact Adagio’s short-term and long-term liquidity and its ability to operate in accordance with its operating plan, or at all. In addition, Adagio’s results of operations could be adversely affected by general conditions in the global economy and financial markets. A severe or prolonged economic downturn could result in a variety of risks to Adagio’s business, including weakened demand for its products and its ability to raise additional capital when needed on favorable terms, if at all. A weak or declining economy could strain Adagio’s customers’ budgets or cause delays in their payments to Adagio. Further, the COVID-19 pandemic has caused, and could in the future continue to cause, and other factors could contribute to causing, delays or disruptions in Adagio’s supply chain and labor shortages and shutdowns. Any of the foregoing could harm Adagio’s business, and Adagio cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its ability to raise capital and its business, financial condition and results of operations.
If Adagio fails to maintain an effective system of internal control over financial reporting, New Adagio may not be able to accurately report its financial results in a timely manner or prevent fraud, which could harm its business.
Effective internal controls over financial reporting are necessary for New Adagio to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause New Adagio to fail to meet its reporting obligations in a timely manner, or at all. In addition, any testing by New Adagio conducted in connection with Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) or any subsequent testing by New Adagio’s independent registered public accounting firm in connection with Section 404(b) of the Sarbanes-Oxley Act, may reveal deficiencies in New Adagio’s internal controls over financial reporting that are deemed to be significant deficiencies or material weaknesses or that may require prospective or retroactive changes to New Adagio’s financial statements or identify other areas for further attention or improvement. Ineffective internal controls could also cause investors to lose confidence in New Adagio’s reported financial information, which could have a negative effect on the trading price of New Adagio Common Stock.
New Adagio will be required to disclose material changes made in its internal controls over financing reporting and procedures on a quarterly basis and its management will be required to assess the effectiveness of these controls annually. New Adagio will be required to make a formal assessment of the effectiveness of its internal control over financial reporting, and once it ceases to be an “emerging growth company” within the meaning of the Securities Act as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), it will be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. However, for as long as New Adagio is an emerging growth company, its independent registered public accounting firm will not be required to attest to the effectiveness of New Adagio’s internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act.
To achieve compliance with Section 404(a) of the Sarbanes-Oxley Act within the prescribed period, New Adagio will be engaging in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging. In this regard, New Adagio will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a plan to assess and document the adequacy of its internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively and implement a continuous reporting and improvement process for internal control over financial reporting.
New Adagio could be an emerging growth company for up to five years from the date of the initial public offering. An independent assessment of the effectiveness of New Adagio’s internal controls could detect problems that New Adagio’s management’s assessment might not identify. Undetected material weaknesses in New Adagio’s internal controls could lead to financial statement restatements and require it to incur the expense of remediation.
If Adagio’s estimates or judgments relating to its critical accounting policies are based on assumptions that change or prove to be incorrect, its results of operation could fall below its publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of New Adagio Common Stock.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in Adagio’s financial statements and accompanying notes. Adagio bases its estimates on historical experience and estimates and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, and expenses that are not readily apparent from other sources. For example, in connection with the implementation of the new revenue accounting standard if and when Adagio has product sales, management makes judgments and assumptions based on its interpretation of the new standard. The new revenue standard is principle-based and interpretation of those principles may vary from company to company based on their unique circumstances. It is possible that interpretation, industry practice and guidance may evolve as Adagio applies the new standard. If Adagio’s assumptions underlying Adagio’s estimates and judgements relating to its critical accounting policies change or if actual circumstances differ from Adagio’s assumptions, estimates or judgements, its operating results may be adversely affected and could fall below Adagio’s publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of New Adagio Common Stock.
If Adagio’s facilities become unavailable or inoperable, Adagio’s research and development program and commercialization launch plan could be adversely affected, which could materially and adversely impact its business, financial condition and results of operations.
Adagio currently maintains its research, development, manufacturing and administrative operations in a building located in Laguna Hills, California, and it does not have redundant facilities. Should Adagio’s building be significantly damaged or destroyed by natural or man-made disasters, such as earthquakes, fires (both of which are prevalent in California) or other events, it could take months to relocate or rebuild, during which time its employees may seek other positions, its research, development and manufacturing would cease or be delayed and its products may be unavailable. Because of the time required to authorize manufacturing in a new facility under federal, state and non-U.S. regulatory requirements, Adagio may not be able to resume production on a timely basis even if it were able to replace production capacity. While Adagio maintains property and business interruption insurance, such insurance has limits and would not cover all damages, including losses caused by earthquakes or losses it may suffer due to its products being replaced by competitors’ products. If Adagio’s facilities become inoperable, the inability to perform its research, development and manufacturing activities, combined with its limited inventory of materials and components and manufactured products, may cause physicians to discontinue using its products or harm its reputation, and it may be unable to re-establish relationships with such physicians in the future. Consequently, a catastrophic event at Adagio’s current facility or any future facilities could have a material adverse effect on its business, financial condition and results of operations.
Adagio uses hazardous chemicals and biological materials in its business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.
Adagio’s research and development processes and manufacturing involve the controlled use of hazardous materials, including select chemicals that may be flammables, toxic or corrosives. It does not currently have research processes involving biohazard materials. Adagio cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. In addition, the products involve the use of a high-powered laser system, which could result in injury. Adagio may be sued for any injury or contamination that results from its use or the use by third parties of these materials. Adagio does not currently maintain separate environmental liability coverage and any such contamination or discharge could result in significant cost to Adagio in penalties, damages and suspension of Adagio’s operations.
Risks Related to New Adagio’s Intellectual Property
If Adagio is unable to obtain and maintain sufficient intellectual property protection for its products and technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, competitors could develop and commercialize products similar or identical to Adagio’s products, and Adagio’s ability to successfully commercialize its products may be impaired.
Adagio relies on patent protection as well as trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect its proprietary products and technologies, all of which provide limited protection and may not adequately protect its rights or permit it to gain or keep any competitive advantage. If Adagio fails to obtain, maintain, protect and enforce its intellectual property, third parties may be able to compete more effectively against it. In addition, Adagio may incur substantial litigation costs in its attempts to maintain, recover, enforce or otherwise restrict the use of its intellectual property.
To the extent Adagio’s intellectual property offers inadequate protection, or is found to be invalid or unenforceable, Adagio would be exposed to a greater risk of direct competition. If Adagio’s intellectual property does not provide adequate coverage of its products, its competitive position could be adversely affected, as could its business, financial condition, results of operations and prospects. Both the patent application process and the process of managing patent and other intellectual property disputes can be time-consuming and expensive.
Adagio’s success depends in large part on its and its licensors’ ability to obtain and maintain protection of the intellectual property it may own solely and jointly with, or license from, third parties, particularly patents, in the United States and other countries with respect to its products and technologies. Adagio applies for patents covering its products and technologies and uses thereof, as Adagio deems appropriate. However, obtaining, maintaining, and enforcing patents is costly, time-consuming and complex, and Adagio may fail to apply for patents on important products and technologies in a timely fashion or at all, or it may fail to apply for patents in potentially relevant jurisdictions. Adagio may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and protect any patents that may issue from such patent applications, at a reasonable cost or in a timely manner or in all jurisdictions. It is possible that defects of form in the preparation or filing of Adagio’s patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, assignment, recordation, document formalities, fees, claim scope or requests for patent term adjustments. It is also possible that Adagio will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. If Adagio delays filing a patent application, and a competitor files a patent application on the same or similar invention before Adagio does, or the subject matter otherwise is made public by Adagio or a competitor, Adagio’s ability to secure patent rights may be limited or it may not be able to patent the invention at all. Even if Adagio can patent the invention, it may be able to patent only a limited scope of the invention, and the limited scope may be inadequate to protect its products and technologies, or to block a competitor’s products and technologies that are similar or adjacent. Adagio’s earliest patent filings have been published. A competitor may review its published patents and arrive at the same or similar technology advances for its products as it develops. If the competitor files a patent application on such an advance before Adagio does, then it may no longer be able to protect that aspect of its products and technologies and it may require a license from the competitor, which may not be available on commercially viable terms. Moreover, Adagio may not develop additional proprietary products, methods and technologies that are patentable. It may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed from or to third parties. Therefore, these patents and applications may not be prosecuted and enforced by such third parties in a manner consistent with the best interests of Adagio’s business.
The U.S. law relating to the patentability of certain inventions in the life sciences technology industry is uncertain and rapidly changing, which may adversely impact Adagio’s existing patents or its ability to obtain patents in the future.
Changes in either the patent laws or interpretation of the patent laws in the United States or in other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In the last decade, the U.S. Congress made sweeping changes to patent law in passing the America Invents Act (the “AIA”). These changes include, among others, allowing third-party submission of prior art to the United States Patent and Trademark Office (the “USPTO”) during patent prosecution and additional procedures to challenge the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The changes brought about by the AIA have not been extensively tested, and therefore increase the uncertainties and costs surrounding the prosecution of Adagio’s patent applications and the enforcement or defense of its issued patents, all of which could have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects.
Various courts, including the U.S. Supreme Court, have recently rendered decisions that impact the scope of patentability of certain inventions or discoveries relating to Adagio’s technology and commercial goals. Specifically, these decisions have substantially increased the probability that patent claims will be ruled patent ineligible for reciting a natural phenomenon, law of nature or abstract idea. Furthermore, in view of these decisions, since December 2014, the USPTO has published and continues to publish revised guidelines for patent examiners to apply when examining claims for patent eligibility. Patent claims relating to software algorithms, biologically-derived reagents, methods for analyzing biological systems and other subject matters that underlies Adagio technology and commercial goals are impacted by these changes.
Actions taken by the U.S. Congress, federal courts and USPTO have from time to time narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. Similar changes have been made by authorities in other jurisdictions. In addition to increasing uncertainty with regard to Adagio’s ability to obtain patents in the future, such changes create uncertainty with respect to the value of patents, once obtained. Depending on decisions by authorities in various jurisdictions, the laws and regulations governing patents could change in unpredictable ways that may have a material adverse effect on Adagio’s ability to obtain new patents and to defend and enforce its existing patents and patents that it might obtain in the future.
Adagio cannot assure you that its patent portfolio will not be negatively impacted by the current uncertain state of the law, new court rulings or changes in guidance or procedures issued by governments or patent offices around the world. From time to time, the U.S. Supreme Court, other federal courts, the U.S. Congress or the USPTO may change the standards of patentability, scope and validity of patents within the life sciences technology and any such changes, or any similar adverse changes in the patent laws of other jurisdictions, could have a negative impact on Adagio’s business, financial condition, prospects and results of operations.
Adagio may not be able to protect its intellectual property rights throughout the world.
Filing, prosecuting, maintaining, and defending patents on Adagio’s products in all countries throughout the world would be prohibitively expensive, and Adagio’s intellectual property rights in some countries outside the United States can be less extensive than those in the United States.
The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and Adagio and any future licensor may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, Adagio and any future licensor may not be able to prevent third parties from practicing its inventions in some or all countries outside the United States, or from selling or importing products made using Adagio’s or any future licensor’s inventions in and into the United States or other jurisdictions. Competitors and other third parties may be able to use Adagio’s technologies in jurisdictions where Adagio has not obtained patent protection to develop their own products and technologies and may also export infringing products to territories where Adagio has patent protection, but enforcement is not as strong as that in the United States. These products may compete with Adagio’s products. Adagio’s and any future licensor’s patents or other intellectual property rights may not be effective or sufficient to prevent competitors from marketing competing products. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. Furthermore, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for Adagio to stop the misappropriation or other violations of its intellectual property rights including infringement of its patents in such countries. The legal systems in certain countries may also favor state-sponsored companies or companies headquartered in particular jurisdictions over Adagio’s patents and other intellectual property protection. The absence of harmonized intellectual property protection laws and effective enforcement makes it difficult to ensure consistent respect for patent, trade secret, and other intellectual property rights on a worldwide basis. As a result, it is possible that Adagio will not be able to enforce its rights against third parties that misappropriate its proprietary technology in those countries.
Proceedings to enforce Adagio’s or any future licensor’s patent rights in foreign jurisdictions could result in substantial cost and divert Adagio’s efforts and attention from other aspects of its business, could put its and any future licensor’s patents at risk of being invalidated or interpreted narrowly and its and any future licensor’s patent applications at risk of not issuing, and could provoke third parties to assert claims against Adagio. Adagio and any future licensor may not prevail in any lawsuits that it and any future licensor initiates, or that are initiated against it or any future licensor, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect Adagio’s ability to obtain adequate protection for its products, services and other technologies and the enforcement of intellectual property. Accordingly, Adagio’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Adagio develops or licenses. Any of the foregoing events could have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects.
Adagio may become involved in lawsuits to defend against third-party claims of infringement, misappropriation or other violations of intellectual property or to protect or enforce Adagio’s intellectual property, any of which could be expensive, time consuming and unsuccessful, and may prevent or delay its development and commercialization efforts.
Litigation may be necessary for Adagio to enforce its patent and proprietary rights and/or to determine the scope, coverage and validity of others’ proprietary rights. Litigation on these matters has been prevalent in Adagio’s industry and it expects that this will continue. To determine the priority of inventions, Adagio may have to initiate and participate in interference proceedings declared by the U.S. Patent and Trademark Office that could result in substantial legal fees and could substantially affect the scope of Adagio’s patent protection. Also, Adagio’s intellectual property may be subject to significant administrative and litigation proceedings such as invalidity, unenforceability, re-examination and opposition proceedings against Adagio’s patents. The outcome of any litigation or other proceeding is inherently uncertain and might not be favorable to Adagio, and it might not be able to obtain licenses to technology that it requires or a competitor may have already obtained an exclusive license to such technology in some or all fields. Even if such licenses are obtainable, they may not be available at a reasonable cost. Adagio could therefore incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect its gross margins. In some cases, the outcome of litigation may be to enjoin Adagio from commercializing a patent protected technology. Adagio could encounter delays in product introductions, or interruptions in product sales, as it develops alternative methods or products.
In addition, if Adagio resorts to legal proceedings to enforce its intellectual property rights or to determine the validity, scope and coverage of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if Adagio were to prevail.
Adagio’s commercial success may depend in part on its non-infringement of the patents or proprietary rights of third parties. Numerous significant intellectual property issues have been litigated, and will likely continue to be litigated, between existing and new participants in the life sciences market and competitors may assert that Adagio’s products infringe their intellectual property rights as part of a business strategy to impede Adagio’s successful entry into those markets. Third parties may assert that Adagio is employing their proprietary technology without authorization.

In addition, Adagio’s competitors and others may have patents or may in the future obtain patents and may claim that use of Adagio’s products infringes these patents. As Adagio moves into new markets and applications for its products, incumbent participants in such markets may assert their patents and other proprietary rights against Adagio as a means of slowing or preventing its entry into such markets, or as a means to extract substantial license and royalty payments from Adagio.
Issued patents covering Adagio’s products could be found invalid or unenforceable if challenged.
Adagio’s owned patents and any future licensed patents and patent applications may be subject to validity, enforceability, inventorship, and priority disputes. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Some of Adagio’s patents or patent applications may be challenged at a future point in time in litigation, opposition, derivation, reexamination, inter partes review, post-grant review or interference or other similar proceedings. Any successful third-party challenge to Adagio’s patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to Adagio’s business, and which could have a materially adverse effect on its business, financial condition, results of operations and prospects. In addition, if Adagio or any future licensor initiates legal proceedings against a third party to enforce a patent covering Adagio products, the defendant could counterclaim that such patent covering Adagio’s products, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. There are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements for validity/ patentability, including, but not limited to, patentable subject matter, lack of novelty, obviousness, non-enablement or sufficiency of the written description of the invention. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld materially relevant information from the relevant patent office, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include ex parte re-examination, inter partes review, post-grant review, derivation and equivalent proceedings in non-U.S. jurisdictions, such as opposition proceedings. Such proceedings could result in revocation of or amendment to Adagio’s patents in such a way that they no longer cover and protect its products or exclude competing products. With respect to the validity of Adagio’s patents, for example, Adagio cannot be certain that there is no invalidating prior art of which Adagio, any future licensor, Adagio’s patent counsel and the patent examiner were unaware during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant or other third party were to prevail on a legal assertion of invalidity or unenforceability, Adagio would lose at least part, and perhaps all, of the patent protection for its products and technologies, which could have a material adverse effect on its business, financial condition, results of operations and prospects. In addition, if the breadth or strength of protection provided by Adagio’s patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with Adagio to license intellectual property or develop or commercialize current or future products.
Adagio may not be aware of all third-party intellectual property rights potentially relating to its products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. Adagio might not have been the first to make the inventions covered by each of its pending patent applications and it might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, Adagio may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO, or other similar proceedings in non-U.S. jurisdictions, that could result in substantial cost to Adagio and the loss of valuable patent protection. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over Adagio’s patent applications. In addition, changes to the patent laws of the United States in the last decade allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against Adagio’s patents, regardless of the merit of such proceedings and regardless of whether Adagio is successful, it could experience significant costs and its management may be distracted. Any of the foregoing events could have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects.

If Adagio is unable to protect the confidentiality of its trade secrets, the value of its technology could be materially adversely affected and its business could be harmed.
Adagio relies heavily on trade secrets and confidentiality agreements to protect its unpatented know-how, technology and other proprietary information, including parts of the ULTC and PFCA products, and to maintain its competitive position. However, trade secrets and know-how can be difficult to protect. In particular, Adagio anticipates that with respect to its technologies, these trade secrets and know how will over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel between academic and industry scientific positions.
In addition to pursuing patents on Adagio’s technology, Adagio takes steps to protect its intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with its employees, consultants, academic institutions, corporate partners and, when needed, its advisers. However, Adagio cannot be certain that such agreements have been entered into with all relevant parties, and it cannot be certain that its trade secrets and other confidential proprietary information will not be disclosed or that competitors or other third parties will not otherwise gain access to Adagio’s trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose Adagio’s proprietary information, including Adagio’s trade secrets, and it may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for Adagio’s trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and Adagio may not be able to prevent such unauthorized disclosure, which could adversely impact its ability to establish or maintain a competitive advantage in the market, business, financial condition, results of operations and prospects.
Monitoring unauthorized disclosure is difficult, and Adagio does not know whether the steps it has taken to prevent such disclosure are, or will be, adequate. If Adagio was to enforce a claim that a third party had wrongfully obtained and was using Adagio’s trade secrets, it would be expensive and time-consuming, it could distract Adagio’s personnel, and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets.
Adagio also seeks to preserve the integrity and confidentiality of its confidential proprietary information by maintaining physical security of its premises and physical and electronic security of its information technology systems, but it is possible that these security measures could be breached. If any of Adagio’s confidential proprietary information were to be lawfully obtained or independently developed by a competitor or other third party, absent patent protection, Adagio would have no right to prevent such competitor from using that technology or information to compete with Adagio, which could harm Adagio’s competitive position. Competitors or third parties could purchase Adagio’s products and attempt to reverse-engineer or replicate some or all of the competitive advantages Adagio derives from its development efforts, design around its protected technology, develop their own competitive technologies that fall outside the scope of Adagio’s intellectual property rights or independently develop its technologies without reference to Adagio’s trade secrets. If any of Adagio’s trade secrets were to be disclosed to or independently discovered by a competitor or other third party, it could materially and adversely affect Adagio’s business, financial condition, results of operations and prospects.
Adagio may be subject to claims challenging the inventorship or ownership of its patents and other intellectual property.
Adagio or any future licensor may be subject to claims that former employees, collaborators or other third parties have an interest in Adagio’s patents, trade secrets or other intellectual property. For example, Adagio or any future licensor may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing Adagio’s products. In addition, counterparties to Adagio’s consulting, software development, and other agreements may assert that they have an ownership interest in intellectual property developed under such arrangements. Litigation may be necessary to defend against claims challenging ownership or inventorship of Adagio’s or any future licensor’s ownership of Adagio’s patents, trade secrets or other intellectual property. If Adagio or any future licensor fails in defending any such claims, in addition to paying monetary damages, Adagio may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to its products. In such an event, Adagio may be required to obtain licenses from third parties and such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If Adagio is unable to obtain and maintain such licenses, it may need to cease the development, manufacture or commercialization of its products and technologies. Even if Adagio is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees, and certain customers or partners may defer engaging with Adagio until the particular dispute is resolved. Any of the foregoing could have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects.
Adagio may not be able to protect and enforce its trademarks and trade names or build name recognition in its markets of interest thereby harming its competitive position.
The registered or unregistered trademarks or trade names that Adagio owns may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks owned by third parties. Adagio may not be able to protect its rights in these trademarks and trade names, which it needs in order to build name recognition. In addition, third parties may have filed, and may in the future file, for registration of trademarks similar or identical to Adagio’s trademarks, thereby impeding Adagio’s ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of Adagio’s registered or unregistered trademarks or trade names. Further, Adagio may in the future enter into agreements with owners of such third party trade names or trademarks to avoid potential trademark litigation which may limit Adagio’s ability to use its trade names or trademarks in certain fields of business. Over the long term, if Adagio is unable to establish name recognition based on its trademarks and trade names, then it may not be able to compete effectively, and its business, financial condition, results of operations and prospects may be adversely affected. Adagio’s efforts to enforce or protect its proprietary rights related to trademarks, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources. Any of the foregoing events could have a material adverse effect on Adagio’s business, financial condition and results of operations.
Patent terms may be inadequate to protect Adagio’s competitive position of their products for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest effective U.S. non-provisional filing date. While extensions may be available, the life of a patent, and the protection it affords, is limited. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. Even if patents covering Adagio’s products are obtained, once the patent life has expired, Adagio may be open to competition from competitive products. If one of Adagio’s products requires extended development, testing and/or regulatory review, patents protecting such products might expire before or shortly after such products are commercialized. As a result, Adagio’s portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to Adagio’s, which could have a material adverse effect on its business, financial condition and results of operations.
Obtaining and maintaining Adagio’s patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and Adagio’s patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States at several stages over the lifetime of the patents and/or applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payments and other similar provisions during the patent application process, and during the lifetime of the patent. In certain circumstances, Adagio may rely on any future licensor, or third party annuity payment service, to pay these fees due to the U.S. and non-U.S. patent agencies and to take the necessary action to comply with these requirements with respect to any future licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, Adagio’s competitors may be able to enter the market without infringing its patents and this circumstance would have a material adverse effect on its business, financial condition, results of operations and prospects.

Adagio may be subject to claims that its employees, consultants, independent contractors or any third parties that have access to Adagio’s confidential information or trade secrets have wrongfully used or disclosed confidential information of third parties or that its employees have wrongfully used or disclosed trade secrets of their former employers.
Adagio has employed and expects to employ individuals who were previously employed at universities or other companies, including, for example, Adagio’s competitors or potential competitors. Although Adagio tries to ensure that its employees, consultants, advisors and independent contractors do not use the proprietary information or know-how of others in their work for Adagio, it may be subject to claims that its employees, advisors, consultants or independent contractors have inadvertently or otherwise misappropriated, used or disclosed intellectual property, including trade secrets or other proprietary information of their former employers or other third parties, or to claims that Adagio have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If Adagio fails in defending such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights and face increased competition to its business. Any such litigation or the threat thereof may adversely affect Adagio’s ability to hire employees or contract with advisors, contractors and consultants. A loss of key research personnel work product could hamper or prevent Adagio’s ability to commercialize potential products, which could harm its business. Even if Adagio is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. This type of litigation or proceeding could substantially increase Adagio’s operating losses and reduce its resources available for development activities. Some of Adagio’s competitors may be able to sustain the costs of this type of litigation or proceedings more effectively than Adagio can because of their substantially greater financial resources.
In addition, while it is Adagio’s policy to require its employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Adagio, Adagio may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Adagio regards as its own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and Adagio may be forced to bring claims against third parties, or defend claims that they may bring against Adagio, to determine the ownership of what Adagio regards as its intellectual property. Furthermore, individuals executing agreements with Adagio may have pre-existing or competing obligations to a third party, such as an academic institution, and thus an agreement with Adagio may be ineffective in perfecting ownership of inventions developed by that individual, which could have a material adverse effect on Adagio’s business, financial condition, results of operations, and prospects.
Furthermore, Adagio or any future licensor may in the future be subject to claims by former or current employees, consultants or other third parties asserting an ownership right or inventorship in Adagio’s owned, or any future licensed, patents or patent applications. An adverse determination in any such proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit Adagio’s ability to stop others from using or commercializing similar technology, without payment to Adagio, or could limit the duration of the patent protection covering Adagio’s technology and products. Such challenges may also result in Adagio’s inability to develop, manufacture or commercialize its products without infringing third-party patent rights. Any of the foregoing could harm Adagio’s business, financial condition, results of operations and prospects.
If Adagio cannot license rights to use technologies on reasonable terms, it may not be able to commercialize new products in the future.
Adagio may identify third-party technology that it may need to license or acquire in order to develop or commercialize its products or technologies, including the ULTC and PFCA products. However, Adagio may be unable to secure such licenses or acquisitions. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that Adagio may consider attractive or necessary. These established companies may have a competitive advantage over Adagio due to their size, capital resources, or greater development and commercialization capabilities. In addition, companies that perceive Adagio to be a competitor may be unwilling to assign or license rights to Adagio.
Adagio also may be unable to license or acquire third-party intellectual property rights on terms that would allow it to make an appropriate return on its investment or at all. In return for the use of a third party’s technology, Adagio may agree to pay the licensor royalties based on sales of Adagio’s products or services. Royalties are a component of cost of products or technologies and would affect the margins on Adagio’s products. Adagio may also need to negotiate licenses to patents or patent applications before or after introducing a commercial product. Adagio may not be able to obtain necessary licenses to patents or patent applications, and its business may suffer if it is unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensor fails to abide by the terms of the license or fails to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable.
Adagio’s use of open source software and failure to comply with the terms of the underlying open source software licenses could impose limitations on its ability to commercialize its products and provide third parties access to its proprietary software.
Adagio’s products utilize open source software that contain modules licensed for use from third-party authors under open source licenses. In particular, some software may be provided under license arrangements that allow use of the software for research or other noncommercial purposes. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source software licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source software licenses contain requirements that the licensee make its source code publicly available if the licensee creates modifications or derivative works using the open source software, depending on the type of open source software the licensee uses and how the licensee uses it. If Adagio combines its proprietary software with open source software in a certain manner, Adagio could, under certain open source software licenses, be required to release the source code of its proprietary software to the public for free. This would allow Adagio’s competitors and other third parties to create similar products with less development effort and time and ultimately could result in a loss of Adagio’s product sales and revenue, which could have a materially adverse effect on Adagio’s business, financial condition, results of operations and prospects. In addition, some companies that use third-party open source software have faced claims challenging their use of such open source software and their compliance with the terms of the applicable open source license. Adagio may be subject to suits by third parties claiming ownership of what Adagio believes to be open source software, or claiming non-compliance with the applicable open source licensing terms. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to compromise or attempt to compromise Adagio’s technology platform and systems.
Although Adagio reviews and monitors its use of open source software to avoid subjecting its proprietary software to conditions Adagio does not intend, the terms of many open source software licenses have not been interpreted by United States courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on Adagio’s ability to commercialize its products and proprietary software. Moreover, Adagio cannot assure investors that its processes for monitoring and controlling its use of open source software in its products will be effective. If Adagio is held to have breached the terms of an open source software license, Adagio could be subject to damages, required to seek licenses from third parties to continue offering its products on terms that are not economically feasible, to re-engineer its products, to discontinue the sale of its products if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, its proprietary code, any of which could adversely affect Adagio’s business, financial condition, results of operations and prospects.
Intellectual property rights do not necessarily address all potential threats.
The degree of future protection afforded by Adagio’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect Adagio’s business or permit it to maintain its competitive advantage. For example:
•
others may be able to make products that are similar to products and technologies Adagio may develop or may be able to utilize similar technologies that are not covered by the claims of the patents that Adagio owns or licenses now or in the future;

•	Adagio, or any future licensor(s), might not have been the first to make the inventions covered by the issued patent or pending patent application that Adagio owns, licenses or may own in the future;
•	Adagio, or any future licensor(s), might not have been the first to file patent applications covering certain of Adagio’s or their inventions;

•
others may independently develop similar or alternative technologies or duplicate any of Adagio’s technologies without infringing, misappropriating or otherwise violating Adagio’s owned or future licensed intellectual property rights;

•	it is possible that Adagio’s pending patent applications or those that it may license or own in the future will not lead to issued patents;
•	issued patents that Adagio holds rights to may be held invalid or unenforceable, including as a result of legal challenges by Adagio’s competitors;
•
Adagio’s competitors might conduct research and development activities in countries where Adagio does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Adagio’s major commercial markets;

•	Adagio may not develop additional proprietary technologies that are patentable;
•	the patents of others may harm Adagio’s business; and
•	Adagio may choose not to file a patent for certain trade secrets or know-how, and a third party may independently derive, use, commercialize, publish or patent such intellectual property.
Should any of these events occur, they could materially adversely affect Adagio’s business, financial condition, results of operations and prospects.
Risks Related to Regulatory and Legal Compliance Matters
Adagio expects to incur substantial expenses in its pursuit of regulatory clearances and approvals for its products in the United States and can provide no assurances that it will obtain the necessary approvals from the FDA to market its products in the United States.
The United States is a key market for commercialization of Adagio’s products. Before Adagio can market its products in the United States, it must conduct and successfully complete extensive clinical trials and then receive 501(k) clearance or Premarket Approval (“PMA”) from the FDA. The time required to obtain approval by the FDA and comparable non-U.S. regulatory authorities may be unpredictable and depends upon numerous factors, including the substantial discretion of such regulatory authorities. In addition, policies, regulations or the type and amount of preclinical and clinical data necessary to gain clearance or approval may change during the course of a product’s life-cycle. Adagio is required to undertake and complete certain studies to generate data required to support submissions to the FDA and certain other regulatory authorities, which studies may require additional capital and time. The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:
•	Adagio’s inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that its products are safe and effective for their intended uses;
•
the disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of Adagio’s clinical trials or the interpretation of data from preclinical studies or clinical trials;

•	serious and unexpected adverse device effects experienced by participants in Adagio’s clinical trials;
•	the data from Adagio’s preclinical studies and clinical trials may be insufficient to support clearance or approval, where required;
•	Adagio’s inability to demonstrate that the clinical and other benefits of the product outweigh the risks;
•	the manufacturing process, facilities, or third-party manufacturers or suppliers Adagio uses may not meet applicable requirements;
•	inadequate compliance with preclinical, clinical or other regulations by Adagio, its clinical investigators, or clinical trial service provides (e.g., contract research organizations); and
•
the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering Adagio’s clinical data or regulatory filings insufficient for clearance or approval.

It is possible that none of Adagio’s products or any products it may seek to develop in the future will ever be cleared or approved by the FDA. Any delays in, or failure to receive or maintain, clearance or approval for its products could prevent Adagio from generating revenue from these products or achieve profitability. Furthermore, even if Adagio were to obtain 501(k) clearance or PMA approval for its products, neither clearance nor approval by the FDA nor Adagio’s existing CE Marks ensures approval by regulatory authorities in other countries or jurisdictions that it may target for commercialization of the iCLAS or vCLAS systems, and approval by one regulatory authority does not ensure approval by regulatory authorities in other countries or clearance or approval by the FDA. If Adagio does not receive or maintain regulatory clearances or approvals for its products in the United States and other jurisdictions that it targets for commercialization of its products, Adagio will not be able to successfully commercialize its products, which could substantially impair Adagio’s ability to generate revenues and materially harm its business, financial condition and results of operations.
Adagio may be subject to enforcement action if Adagio engages in improper or off-label marketing or promotion of its products, including significant legal liability, fines, penalties, and injunctions, which could materially and adversely affect its business, financial condition and results of operations.
Adagio is not permitted to promote or market its products in the United States until FDA clearance or approval is obtained. After clearance or approval, its promotional materials and user training methods must comply with the requirements of the FDA and other applicable laws and regulations, including the prohibition of the promotion of unapproved, or “off-label,” uses. Practitioners may use Adagio products off-label, as the FDA does not restrict or regulate a practitioner’s choice of treatment within the practice of medicine. However, if the FDA determines that Adagio’s promotional materials or training constitutes promotion of an off-label use, it could request that Adagio modify its training or promotional materials or subject Adagio to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine, or criminal prosecution. Other federal, state, or foreign enforcement authorities, including the U.S. Department of Justice, might also take action if they consider Adagio’s promotional or training materials to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, Adagio’s reputation could be damaged, which may lead to reduced or non-acceptance of its proposed product candidates by the market. In addition, the off-label use of Adagio’s products may increase the risk of product liability claims. Product liability claims are expensive to defend and could divert the attention of Adagio’s management, result in substantial damage awards against Adagio, and harm its reputation.
Adverse findings in post-marketing vigilance or regulatory audits could subject Adagio to suspension or withdrawal of its certificates of conformity, mandatory product recalls and significant legal liability, which could materially and adversely affect its business, financial condition and results of operations.
In May 2020, Adagio received an EC certificate of conformity (“CE Mark”) from its notified body (a private organization designated by the competent authorities of the EEA, to conduct conformity assessments and verify the conformity of manufacturers and their medical devices with the Essential Requirements of the EU Medical Devices Directive and the EU Medical Devices Regulations) for its Cryoablation Console, iCLAS Cryoablation Catheter, Shaped Stylets, and Esophageal Warming Balloon Catheter allowing the CE Mark to be affixed to such products permitting such products to be placed on the market within any state in the EEA and, through mutual recognition agreements, Switzerland (subject to certain localized registration and language requirements). In March 2024, Adagio received an EC certificate of conformity for the VT Cryoablation System (vCLAS™ Catheter and updated Cryoablation Console) under the EU Medical Devices Regulation (i.e., European Union Regulation 2017/745). The updated Console is compatible with both iCLAS and vCLAS catheters. Manufacturers of medical devices in the EEA are required to implement post-marketing vigilance procedures with respect to their CE Marked medical devices in accordance with the rules governing the Medical Device Vigilance System provided for in European Commission’s MDR Chapter VII. Such post-marketing vigilance procedures include surveillance of patient and user complaints and alleged incidents associated with the use of CE Marked medical devices. MDR Article 2(64) and (65) define incidents as any malfunction or deterioration in the characteristics and/or performance of a device made available on the market, including user error due to ergonomic features, as well as any inadequacy in information supplied by the manufacturer and any undesirable side-effects and serious incidents as any incident which, directly or indirectly, led, might lead to or might have led to (a) the death of a patient, or user or of other persons, (b) to the temporary or permanent serious deterioration in their state of health, or (c) serious public health threat. When a medical device is suspected to have a causal relationship with an incident that led or might have led to death of or the serious deterioration of the health of a patient, or user or of other person, its manufacturer or authorized representative in the EU must report it to the competent authority in whose territory the incident occurred. Serious incidents must be reported no later than 15 calendar days, and in some cases no later than 2 calendar days, after the manufacturer becomes aware of the incident. In addition to reporting the serious incidents, the manufacturer must investigate and take any corrective action required, including Field Safety Corrective Actions (“FSCAs”). For a reportable serious incident, the manufacturer’s investigation is monitored by the competent authority, which may intervene, or initiate an independent investigation if considered appropriate. The required corrective action depends on the seriousness of the incident and varies from the issuance of advisory notices to the implementation of FSCAs or product recalls. FSCAs must be reported by the manufacturer or its authorized representative to the competent authorities of the countries affected by the FSCA. Customers and/or the end users of the medical device must also be notified. Incidents not requiring reporting to the competent authorities must be documented, reviewed, investigated and analyzed on a regular basis by the manufacturer to determine whether trending conclusions can be made concerning the safety or performance of the medical device and whether actions must be taken in relation to the continued marketing of medical devices currently on the market.
In May 2022, for example, Adagio submitted a FSCA to the competent authorities relating to a serious adverse event that occurred in October 2021 during the US pivotal IDE clinical study of the CE marked iCLAS™ Cryoablation System. The US IDE clinical study was put on a voluntary hold during the investigation of the incident, even though the iCLAS™ Cryoablation Catheter remained commercially available in the EU during such investigation. The procedure was performed with a guiding sheath that Adagio had not authorized for use with the Adagio iCLAS™ Cryoablation Catheter in the study. After the catheter successfully completed 20 freeze cycles, it was removed from the patient for post-mapping and was subsequently re-inserted into the patient without completing the functional test freeze. After re-insertion, the freeze application was initiated followed by the receipt of a console alert of a system error. The patient’s heart rate declined rapidly and the presence of nitrogen in the left atrium was confirmed with intracardiac echocardiography. The patient subsequently died. After investigation, it was determined that the guiding sheath was damaged and therefore, severely compromised the Adagio iCLAS™ Cryoablation Catheter. During catheter removal, the force applied to retract the Adagio iCLAS™ Cryoablation Catheter caused its electrode band to cut into its freezing element and sever the two layers of high-pressure tubes containing the cryogen. This resulted in an external gas leak into the patient leading to air/gas embolism and death. The FSCA reported to the competent authorities described the corrective actions implemented by Adagio including software and labeling update and retraining requirements, and the competent authorities accepted the corrective actions. The patient’s death was also reported to the FDA.
Adagio expects to incur ongoing costs to comply with these post-market vigilance obligations in EEA markets for so long as Adagio continues to market and sell products in those markets. Moreover, any patient or user complaints and/or adverse events discovered during such post-market vigilance could subject Adagio to suspension or withdrawal of its EC certificates of conformity or CE Mark, mandatory product recalls and significant legal liability, which would materially and adversely affect its business, financial condition and results of operation. In addition, a notified body or competent authority in an EEA country may perform post-marketing audits on Adagio’s products and premises from time to time. Failure to comply with such requests in a timely manner, and any adverse findings in any such audit, could subject Adagio to suspension or withdrawal of its EC certificates of conformity or CE Mark, mandatory product recalls and significant legal liability, which could materially and adversely affect its business, financial condition and results of operations.
Adagio may be subject to enforcement action if Adagio engages in marketing of its products pursuant to improper regulatory classifications in the EU, including suspension or withdrawal of its certificates of conformity, mandatory product recalls and significant legal liability, fines, penalties, and injunctions, which could materially and adversely affect its business, financial condition and results of operations.
To place a medical device on the market in the EU, a manufacturer must have a valid CE mark for the device, issued after the completion of a conformity assessment. For class I, II, or III medical devices, a third-party notified body must be involved in the conformity assessment procedure and issue an EC Certificate. For Class I devices, the manufacturer conducts its own conformity assessment and self-certifies the devices; the notified body is not involved. The components of the iCLAS and VT Cryoablation systems as placed on the market in the EU are individually classified and fall into different classifications. If an EU competent authority determines that an Adagio medical device is marketed under improper classification and/or improper or invalid EC Certificate, the authority may initiate enforcement action, such as ordering Adagio to recall and withdraw the respective medical device from the market and/or pursue criminal penalties under national member state law.

Adagio is currently subject to, and may in the future become subject to additional, U.S. federal and state laws and regulations imposing obligations on how it collects, stores and processes personal information. Adagio’s actual or perceived failure to comply with such obligations could harm its business. Ensuring compliance with such laws could also impair Adagio’s efforts to maintain and expand its future customer base, and thereby decrease its revenue.
In the ordinary course of Adagio’s business, it currently, and, in the future, will, collect, store, transfer, use or process sensitive data, including personally identifiable information of employees, and intellectual property and proprietary business information owned or controlled by Adagio and other parties. The secure processing, storage, maintenance, and transmission of this critical information are vital to Adagio’s operations and business strategy. Adagio is, and may increasingly become, subject to various laws and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which it operates. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to Adagio’s business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects.
In the United States, various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act (the “CCPA”), which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. It is possible that these consumer, health-related and data protection laws may be interpreted and applied in a manner that is inconsistent with Adagio’s practices. If so, this could result in government-imposed fines or orders requiring that Adagio changes its practices, which could adversely affect its business. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which Adagio would become subject if it is enacted.
Furthermore, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as “protected health information”) and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and Adagio’s contractual obligations can require complex factual and statistical analyses and may be subject to changing interpretation. Although Adagio takes measures to protect sensitive data from unauthorized access, use or disclosure, Adagio’s information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breaches due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise Adagio’s networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach or other loss of information could result in legal claims or proceedings, and liability under federal or state laws that protect the privacy of personal information, such as the HIPAA, the Health Information Technology for Economic and Clinical Health Act (HITECH), and regulatory penalties. Notice of breaches must be made to affected individuals, the Secretary of the Department of Health and Human Services, and for extensive breaches, notice may need to be made to the media or State Attorneys General. Such a notice could harm Adagio’s reputation and its ability to compete.
Adagio is in the process of evaluating compliance needs but does not currently have in place formal policies and procedures related to the storage, collection and processing of information, and has not conducted any internal or external data privacy audits, to ensure Adagio’s compliance with all applicable data protection laws and regulations.

Additionally, Adagio does not currently have policies and procedures in place for assessing its third-party vendors’ compliance with applicable data protection laws and regulations. All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require Adagio to modify its data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects. Any failure or perceived failure by Adagio or its third-party vendors, collaborators, contractors and consultants to comply with any applicable federal, state or similar foreign laws and regulations relating to data privacy and security, or could result in damage to Adagio’s reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject Adagio to significant fines, sanctions, awards, penalties or judgments, all of which could have a material adverse effect on Adagio’s business, financial condition, results of operations and prospects.
Adagio is or will be subject to anti-corruption and anti-bribery and anti-money laundering and similar laws, and non-compliance with such laws can subject it to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect its reputation, business, financial condition and results of operations.
Adagio is or will be subject to anti-corruption and anti-bribery and anti-money laundering and similar laws, which prohibit corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity.
This includes the FCPA, which prohibits corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Adagio is also subject to the UK Anti-Bribery Act, which prohibits both domestic and international bribery, as well as bribery across both public and private sectors.
As Adagio expands its commercial operations outside of the United States, Adagio will need to comply with non-U.S. regulatory requirements, will need to expand business relationships with various third parties, and will interact more frequently with foreign officials, including regulatory authorities. Expanded programs to maintain compliance with such laws will be costly and may not be effective. Any interactions with any such parties or individuals where compensation is provided that are found to be in violation of such laws could result in substantial fines and penalties and could materially harm Adagio’s business. Furthermore, any finding of a violation under one country’s laws may increase the likelihood that Adagio will be prosecuted and be found to have violated another country’s laws. If Adagio’s business practices outside the United States are found to be in violation of the FCPA, UK Anti-Bribery Act or other similar laws, Adagio may be subject to significant civil and criminal penalties which could have a material adverse effect on Adagio’s financial condition and results of operations.
If Adagio expands its developments and commercialization activities outside of the United States, it will be subject to an increased risk of inadvertently conducting activities in a manner that violates the FCPA and similar laws. If that occurs, Adagio may be subject to civil or criminal penalties, which could have a material adverse effect on its business, financial condition, results of operations and growth prospects.
If Adagio chooses to establish and expand its commercial operations outside of the United States, it will need to comply with non-U.S. regulatory requirements, will need to establish and expand business relationships with various third parties, and it will interact more frequently with foreign officials, including regulatory authorities. Expanded programs to maintain compliance with such laws will be costly and may not be effective. Any interactions with any such parties or individuals where compensation is provided that are found to be in violation of such laws could result in substantial fines and penalties and could materially harm Adagios’ business. Furthermore, any finding of a violation under one country’s laws may increase the likelihood that Adagio will be prosecuted and be found to have violated another country’s laws. If Adagio’s business practices outside the United States are found to be in violation of the FCPA or other similar laws, Adagio may be subject to significant civil and criminal penalties, which could have a material adverse effect on Adagio’s financial condition and results of operations.

Adagio’s employees, independent contractors, consultants, commercial partners, distributors and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
Adagio is exposed to the risk that its employees, independent contractors, consultants, commercial partners, distributors, and vendors may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with applicable FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Adagio’s reputation. It is not always possible to identify and deter misconduct by these parties, and the precautions Adagio takes to detect and prevent such misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting Adagio from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against Adagio, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on Adagio’s business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of Adagio’s operations. If any of the physicians or other health care providers or entities with whom Adagio expects to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded health care programs.
Risks Related to Litigation and Regulation
Adagio is subject to extensive laws and regulations of the United States and foreign regulatory agencies that could impose substantial costs, legal prohibitions and restrictions, or unfavorable changes upon its operations, and any failure to comply with these laws and regulations, including as they evolve, could delay or entirely prevent the commercialization of its products or result in litigation and substantially harm Adagio’s business and results of operations.
Adagio is and will be subject to environmental, manufacturing, and health and safety laws and regulations at numerous jurisdictional levels, including laws relating to the use, handling, storage, recycling, disposal and human exposure to hazardous materials and with respect to constructing, expanding and maintaining its facilities. Any violations of these laws may result in substantial fines and penalties, remediation costs, third party damages, or a suspension or cessation of Adagio’s operations. The costs of compliance, including remediating contamination, if any, is found on Adagio’s properties, or any related changes to Adagio’s operations, may be significant. Adagio may also face unexpected delays in obtaining permits and approvals required by such laws in connection with its manufacturing facilities, which would hinder its ability to commence or continue its commercial manufacturing operations. Such costs and delays may adversely impact Adagio’s business prospects and results of operations.
In addition, the medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies and authorities, such as the EU legislative bodies and the EEA Member State Competent Authorities. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development, manufacturing and release; laboratory, preclinical and clinical testing; labeling, packaging, content and language of instructions for use and storage; product safety and effectiveness; establishment registration and device listing; marketing, sales and distribution; regulatory authorization, including but not limited to pre-market clearance and approval; service operations; product traceability and record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market studies; and product import and export. Any failures to comply with applicable laws, regulations and standards could result in significant expenses, delays, fines, or other sanctions. The laws and regulations to which Adagio is subject are complex and change from time to time. Legal or regulatory changes, and FDA’s interpretation of regulations and guidances, could result in restrictions on Adagio’s ability to carry on or expand its operations, higher than anticipated costs or lower than anticipated sales. The FDA and foreign regulatory agencies enforce these regulatory requirements through, among other means, periodic announced and unannounced inspections. Adagio does not know whether it will be found compliant in connection with any future FDA inspections. Failure to comply with applicable regulations could jeopardize Adagio’s ability to sell its products and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances or approvals; withdrawals or suspensions of current approvals, resulting in prohibitions on sales of its products; and in the most serious cases, criminal penalties. Regulatory enforcement or inquiries, or other increased scrutiny of Adagio, could dissuade physicians from using its products and adversely affect its reputation and the perceived safety and effectiveness of its products.
Adagio also expects to become subject to laws and regulations applicable to the supply, manufacture, import, sale, and service of Adagio products, including in those countries and markets it intends to enter in the future. Compliance with such regulations will require additional time, effort and expense to ensure regulatory compliance in those countries. There can be no assurance that Adagio will be able to achieve foreign regulatory compliance in a timely manner and at its expected cost, or at all, and the costs of achieving international regulatory compliance or the failure to achieve international regulatory compliance could harm Adagio’s business, prospects, results of operations and financial condition.
Adagio is subject to risks relating to disputes and other legal proceedings, product liability lawsuits, that may be time consuming and costly.
Adagio’s business exposes it to the risk of product liability claims that are inherent in the design, development, testing, manufacture and marketing of medical devices. This risk exists even if a device or product is cleared or approved for commercial sale or testing by FDA or other foreign regulators and manufactured in facilities registered with and regulated by FDA or an applicable foreign regulatory authority. Any manufacturing or design defects, misuse (including, but not limited to, inadequate sterilization or product cooling) by trained medical professionals or others, or abuse associated with Adagio’s products could result in patient injury or death. The medical device industry has historically been subject to extensive litigation over product liability claims, and Adagio cannot offer any assurance that it will not face product liability suits.
In addition, an injury that is caused by the activities of Adagio’s suppliers, such as those who provide it with components and raw materials, or hired medical professional field specialists, such as third party hospitals and medical professionals carrying out field tests, may be the basis for a claim against Adagio. Product liability or wrongful death claims may be brought against Adagio by patients, health care providers or others coming into contact with, or providing services using, Adagio’s products. If Adagio cannot successfully defend itself against these or similar claims, or if Adagio or its suppliers have inadequate product liability insurance, Adagio may incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:
•	impairment of Adagio’s brand and/or business reputation;
•	costly litigation;
•	distraction of management’s attention from Adagio’s primary business;
•	loss of revenue;
•	the inability to commercialize Adagio’s products;
•	decreased demand for Adagio’s products;
•	product recall or withdrawal from the market;
•	withdrawal of clinical trial participants; and
•	substantial monetary awards to patients or other claimants.
While Adagio may attempt to manage its product liability exposure and other related legal liabilities by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of Adagio’s products may delay the supply of those products to its customers and may impact its reputation. Adagio can provide no assurance that it will be successful in initiating appropriate recall or market withdrawal efforts, or adequate medical training regarding the use of its devices, that may be required in the future or that these efforts will have the intended effect of preventing product malfunctions or wrongful use and the accompanying product liability that may result. Any such recalls and market withdrawals may also be used by Adagio’s competitors to harm its reputation for safety or be perceived by patients as a safety risk when considering the use of Adagio’s products, either of which could have an adverse effect on Adagio’s business, financial condition and results of operations.
Adagio’s lack of a trade compliance program leaves certain regulatory trade risk inherent in international business unmitigated. If Adagio fails to comply with applicable international trade and sanctions regulations, Adagio may become subject to regulatory investigations, penalties, and fines. A trade compliance program including a screening process for customers, independent contractors, and other third parties would help avoid violations, and if a violation occurred, having a trade compliance program is often a mitigating factor in determining penalties.
Adagio has business activities and contracts with customers, independent contractors, vendors/suppliers, or other third parties in North America and internationally. However, Adagio does not have any policies related to trade controls, including export and import controls, economic sanctions, anti-boycott requirements, and regulations, or anti-bribery and anti-corruption laws. Adagio also does not have any dedicated international trade or sanctions compliance personnel or process for monitoring compliance with the international trade-related legal and regulatory obligations.
Risks Related to Financing Transactions
Adagio is subject to financing risks. There are no guarantees that Adagio can meet its financing needs for its operations and future investments at a reasonable cost or at all.
Adagio’s ability to generate cash is essential for the funding of its operations and the servicing of its debt. If existing cash balances together with the borrowing capacity under Adagio’s credit facilities were not sufficient to make future investments, make acquisitions or provide needed working capital, Adagio may require financing from other sources. Adagio’s ability to obtain such additional financing (including any Additional Financing) in the future will depend on a number of factors including prevailing capital market conditions, conditions in the industries in which it operates, its credit rating, its operating results and creditworthiness, and the purpose for such financing. These factors may affect Adagio’s ability to arrange additional financing (including any Additional Financing) on terms that are acceptable to it. If additional funds are not available on acceptable terms, Adagio may not be able to make future investments, take advantage of acquisitions or pursue other opportunities.
There are risks associated with the New Adagio Convertible Notes that could adversely affect our business and financial condition.
Immediately following the Closing, New Adagio is expected to have $20,000,000 of outstanding indebtedness under the New Adagio Convertible Notes, which will have a maturity of three years and nine months following the Closing Date. New Adagio will pay interest of 13% per annum, either, at New Adagio’s election, payable-in-kind (in which case, such interest will accrue and remain unpaid until maturity or in cash. Further, the New Adagio Convertible Notes will convert into shares of New Adagio Common Stock at a rate of $10.00 per share, each subject to adjustment in accordance with the terms of the New Adagio Convertible Notes.
The New Adagio Convertible Notes provide for certain customary events of default, including, among others, payment defaults (subject to customary grace for interest and fees), voluntary or involuntary bankruptcy, material misrepresentations, covenants breaches (subject to grace in certain instances), material judgements and material cross-defaults to other indebtedness. The New Adagio Convertible Notes also include certain customary affirmative and negative covenants, including, among others, limitations on incurring additional indebtedness, the creation of additional liens on our assets, and entering into investments, in each case subject to customary exceptions, as well as a minimum liquidity requirement and an asset sale mandatory prepayment requirement, subject to customary reinvestment rights. In addition, a Change of Control, as defined in the New Adagio Convertible Notes to include, among others, certain mergers, asset sales, tender offers, business combinations and reorganizations, gives the holders of the New Adagio Convertible the right to redeem the outstanding indebtedness in cash.

New Adagio’s ability to remain in compliance with the covenants under the New Adagio Convertible Notes depends on, among other things, New Adagio’s operating performance, competitive developments and financial market conditions, all of which are significantly affected by financial, business, economic and other factors, many of which New Adagio is not able to control. The New Adagio Convertible Notes could have other important consequences, including the following:
•
The limitations imposed by the New Adagio Convertible Notes on its ability to incur additional debt and to take other actions might significantly impair New Adagio’s ability to obtain other financing. This could have serious consequences to New Adagio’s financial condition and results of operations and could cause New Adagio to become bankrupt or insolvent;

•
New Adagio may need to use a substantial portion of its cash flow from operations to repay the principal and accrued and unpaid interest on the New Adagio Convertible Notes if an event of default occurs prior to maturity, which would reduce funds available to New Adagio to fund its business plan and other general corporate purposes;

•
New Adagio may be unable to refinance the New Adagio Convertible Notes (at all or on terms that are satisfactory) or to otherwise repay the New Adagio Convertible Notes at maturity, including any unpaid and accrued interest therein, and New Adagio may be unable to obtain additional financing for its business plan, working capital, capital expenditures, acquisitions or general corporate purposes. Any refinancing of the New Adagio Convertible Note could be at significantly higher interest rates, incur significant transaction fees or include more restrictive covenants;

•
New Adagio may be unable to comply with the covenants in the New Adagio Convertible Notes due to business developments or financial market conditions, which could result in an event of default that, if not cured or waived, gives the holders of the New Adagio Convertible Notes the right to accelerate the New Adagio Convertible Notes or otherwise exercise any other remedies available to them under applicable law. Among those remedies, the holders would have the right to seize any assets of New Adagio pledged to the holders of the New Adagio Convertible Notes and/or to convert the Anew Adagio Convertible Notes into shares of New Adagio Common Stock. An event of default could cause a significant decline in the value of the shares of New Adagio Common Stock and may force New Adagio into bankruptcy or liquidation;

•
The conversion of the New Adagio Convertible Notes into shares of New Adagio Common Stock could result in significant dilution to New Adagio’s existing stockholders and cause the market price of the New Adagio Common Stock to decline; and

•	New Adagio may be more vulnerable to an economic downturn or recession and adverse developments in its business given its lack of revenues as a development stage company.
There can be no assurance that New Adagio will be able to manage any of the risks described above successfully. Further, capital and credit markets, which have been disrupted by macroeconomic pressures, have experienced increased volatility. As a result, access to additional financing may be challenging and is largely dependent upon evolving market conditions and other factors, which could materially impact New Adagio’s business, results of operations, financial condition and prospects.
Adagio is subject to risks relating to increased interest rates and any adverse developments in the credit markets.
Adverse developments in the credit markets, including reduced liquidity or rising interest rates, could reduce the availability of funding for Adagio’s projects. Volatility in the credit and equity markets could reduce Adagio’s ability to raise additional capital through equity, equity-linked or debt financings, which could negatively impact Adagio’s short-term and long-term liquidity and its ability to operate in accordance with its operating plan, or at all, or its ability to fund its growth. Additionally, Adagio’s results of operations could be adversely affected by general conditions in the global economy and financial markets. A severe or prolonged economic downturn could result in a variety of risks to Adagio’s business, including weakened demand for its products and technologies, and its ability to raise additional capital when needed on favorable terms, if at all. In addition, increased interest rates could strain Adagio’s customers’ budgets or cause delays in their payments to Adagio. Any of the foregoing could harm Adagio’s business, and Adagio cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its ability to raise capital, business, results of operations and financial condition.

Risks Related to Tax
Adagio’s ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the Business Combination or other ownership changes.
Adagio has incurred net operating losses during its history that have yet to be utilized. To the extent that Adagio continues to generate net operating losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all (depending on the tax year in which such losses were incurred). Under Sections 382 and 383 of the Code, U.S. federal income tax net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in the ownership of Adagio. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of the company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The ability of Adagio and/or the U.S. federal consolidated group of which Adagio is a member following the Business Combination to utilize net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the Business Combination or other transactions. Similar rules may apply under state tax laws. Adagio has not yet determined the amount of the cumulative change in its ownership resulting from the Business Combination or other transactions, or any resulting limitations on its ability to utilize its net operating loss carryforwards and other tax attributes. If Adagio (or the consolidated group of which Adagio is a member) earns taxable income, such limitations could result in increased future income tax liability to Adagio and its future cash flows could be adversely affected.
A new 1% U.S. federal excise tax could be imposed on New Adagio in connection with redemptions by New Adagio of its stock.
On August 16, 2022, the Inflation Reduction Act (the “IRA”) was signed into U.S. federal law. The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including certain redemptions) of stock by publicly traded U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations (each, a “covered corporation”). The excise tax applies only to repurchases that occur after December 31, 2022.
Because New Adagio will be a Delaware corporation and its securities will trade on Nasdaq after the Business Combination, New Adagio will be a “covered corporation” for this purpose. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury has authority to provide excise tax regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax. On December 27, 2022, the U.S. Department of the Treasury issued a notice that provides interim operating rules for the excise tax, including the rules governing the calculation and reporting of the excise tax, on which taxpayers may rely until the forthcoming proposed Treasury regulations addressing the excise tax are published. Although such notice clarifies certain aspects of the excise tax, the interpretation and operation of other aspects of the excise tax remain unclear, and such interim operating rules are subject to change.
Any redemptions by New Adagio that occur after the Business Combination may be subject to the excise tax. Whether and to what extent New Adagio would be subject to the excise tax on a redemption of its stock would depend on a number of factors, including the content of forthcoming regulations and other guidance from the U.S. Department of the Treasury. As noted above, the excise tax would be payable by New Adagio, and not by the redeeming holder, and no guidance on the mechanics of any required reporting and payment of the excise tax on which taxpayers may rely have been issued to date.
Unanticipated tax laws or any changes in tax rates or in the application of the existing tax laws to Adagio may adversely impact its results of operations.
Adagio operates and is subject to income and other taxes in the United States and a growing number of other jurisdictions throughout the world. Existing domestic and foreign tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to Adagio (possibly with retroactive effect), which could require it to pay additional tax amounts, fines or penalties, surcharges, and interest charges for past amounts due, the amounts and timing of which are difficult to discern. Existing tax laws, statutes, rules, regulations, or ordinances could also be interpreted, changed, modified, or applied adversely to Adagio’s customers (possibly with retroactive effect) and, if its customers are required to pay additional surcharges, it could adversely affect demand for its products. Furthermore, changes to federal, state, local, or international tax laws on income, sales, use, import/export, indirect, or other tax laws, statutes, rules, regulations, or ordinances on multinational corporations continue to be considered by the United States and other countries where Adagio currently operates or plans to operate. These contemplated tax initiatives, if finalized and adopted by countries or subnational jurisdictions, and the other tax issues described above may materially and adversely impact Adagio’s operating activities, effective tax rate, deferred tax assets, operating income, and cash flows.
Risks Related to the Business Combination and ARYA
Throughout this section, unless otherwise indicated or the context otherwise requires, references to “ARYA,” “we,” “us,” “our” and other similar terms refer to ARYA Sciences Acquisition Corp IV prior to the Business Combination and to New Adagio and its subsidiaries following the Closing.
Our Sponsor and our initial shareholders have entered into letter agreements with us to vote in favor of the Business Combination, regardless of how our Public Shareholders vote.
Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by our Public Shareholders in connection with an initial business combination, our Sponsor and each other initial shareholder, pursuant to the Sponsor Letter Agreement, has agreed, among other things, to vote all of their Class A ordinary shares and Class B ordinary shares in favor of all the proposals being presented at the General Meeting, including the Business Combination Proposal and the transactions contemplated thereby. As of the date of this proxy statement/prospectus, our initial shareholders own approximately 56.2% of the issued and outstanding ordinary shares.
Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”
As of March 31, 2024, ARYA had approximately $87,505 in its operating bank account and working capital deficit of $12,004,682. Further, we have incurred and expect to continue to incur significant costs in pursuit of our finance and acquisition plans, including the consummation of the Business Combination. We cannot assure you that our plans to raise additional capital or to consummate the Business Combination or another initial business combination will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from our inability to continue as a going concern.
Since the initial shareholders, including ARYA’s directors and executive officers, have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Adagio is appropriate as our initial business combination. Such interests include that the Sponsor, as well as our executive officers and directors, will lose their entire investment in us if our business combination is not completed.
When you consider the recommendation of the ARYA Board in favor of approval of the Business Combination Proposal, you should keep in mind that the initial shareholders, including ARYA’s directors and our executive officers have interests in such proposal that are different from, or in addition to, those of ARYA shareholders generally. These interests include that our initial shareholders will lose their entire investment in us if our initial business combination is not completed (other than with respect to Public Shares they may have acquired or may acquire in the future), and that the initial shareholders will benefit from the completion of a business combination and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate ARYA. Further, the personal and financial interests of the Sponsor, the Perceptive PIPE Investor, which is an investor in Adagio prior to the consummation of the Business Combination, as well as ARYA’s executive officers and directors may have influenced their motivation in identifying and selecting Adagio as a business combination target and completing the Business Combination with Adagio and influencing the operation of the business following the Business Combination. In considering the recommendations of the ARYA Board to vote for the proposals, ARYA shareholders should consider these interests as well as, among other things, the interests described below:
•
the fact that the initial shareholders, including the Sponsor and certain of ARYA’s officers and directors (including those that are members of the Sponsor), have invested in ARYA an aggregate of $5,015,000, comprised of the $25,000 purchase price for 3,737,500 Class B ordinary shares and the $4,990,000 purchase price for 499,000 Private Placement Shares. Subsequent to the initial purchase of the Class B ordinary shares by the Sponsor, the Sponsor transferred to each of the three independent directors 30,000 Class B ordinary shares for $0.007 per share. Such shares will have a significant higher value at the time of the Business Combination or be worthless if the Business Combination is not consummated and ARYA is liquidated. Further, in connection with the PIPE Financing, the Sponsor will forfeit, surrender and transfer to ARYA for no consideration 1,000,000 Class B ordinary shares, which will be issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, and will subject 1,147,500 shares of New Adagio Common Stock that are subject to Share Trigger Price Vesting, as further described in this proxy statement/prospectus. Assuming a trading price of $11.52 per share of New Adagio Common Stock (based upon the closing price of the Class A ordinary shares on the Nasdaq Capital Market on July 8, 2024), such 2,089,000 shares of New Adagio Common Stock that are expected to be issued to our initial shareholders at Closing (excluding the 1,147,500 shares of New Adagio Common Stock that are subject to Trigger Price Vesting and subtracting the 1,000,000 Incentive Shares issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, by the Sponsor) would have an implied aggregate market value of $24,065,280. Even if the trading price of the New Adagio Common Stock were as low as approximately $2.40 per share, the aggregate market value of such shares of New Adagio Common Stock held by the initial shareholders would be approximately equal to the initial investment in ARYA by the initial shareholders. Therefore, the Sponsor and its affiliates could earn a positive rate of return on their investments, even if other ARYA shareholders experience a negative rate of return in New Adagio and ARYA’s directors and officers and the Sponsor may have a conflict of interest in determining whether a particular business is an appropriate business with which to effectuate an initial business combination;
Initial shareholders’ ownership of ARYA prior to closing
	Shares Held by Initial Shareholders	Initial Shareholders’ Cost at ARYA’s Initial Public Offering
Class B ordinary shares	3,737,500	$25,000
Private Placement Shares	499,000	$4,990,000
Total		$5,015,000
Initial Shareholders’ Ownership of New Adagio Following Closing
	Shares Held by Initial Shareholders(1)	Value per Share (based upon the closing price of ARYA’s Class A ordinary shares on the Nasdaq Capital Market on July 8, 2024)	Total Value
Shares of New Adagio Common Stock	$2,089,000	$11.52	$24,065,280
(1)
Does not include (i) any shares of New Adagio Common Stock that may be issued to the Sponsor upon the contribution of the ARYA Convertible Promissory Notes at Closing (assuming no Additional ARYA Convertible Promissory Notes are issued to the Sponsor prior to Closing and the Sponsor elects to convert the principal amount under the ARYA Convertible Promissory Notes into shares at $10.00 per share, 385,000 shares of New Adagio Common Stock will be issued to the Sponsor) and (ii) 1,147,500 shares of New Adagio Common Stock, which will be issuable to the Sponsor subject to the Share Trigger Price Vesting. Assumes the Sponsor’s forfeiture to ARYA and ListCo’s issuance to the PIPE Investors, including the Perceptive PIPE Investor, of 1,000,000 Incentive Shares. Does not include shares of New Adagio Common Stock issuable to affiliates of the Sponsor, including: (i) approximately 5,817,689 shares of New Adagio Common Stock to be issued to the Perceptive PIPE Investor in connection with the PIPE Financing, including the contribution of the Bridge Financing Notes, the conversion of the Adagio Convertible Notes held by the Perceptive PIPE Investor and any accrued and unpaid interest thereon up to the Closing Date (which is assumed to be 5 months after execution of the Business Combination Agreement) and approximately 4,388,470 shares of New Adagio Common Stock that may be issued to the Perceptive PIPE Investor upon exercise of the PIPE Warrants at $10.00 per share, (ii) the issuance of 80,414 shares New Adagio Common Stock upon conversion of shares in Adagio held by the Perceptive PIPE Investor prior to Closing, and (iii) 700,000 shares of New Adagio Common Stock upon conversion of the Perceptive PIPE Investor’s New Adagio Convertible Notes at $10.00 per share and 525,000 shares of New Adagio Common Stock issuable to the Perceptive PIPE Investor upon exercise of the Convert Warrants at $24.00 per share (assuming no Additional Financing is raised between signing of the 2024 Bridge Financing Note Subscription Agreement and Closing). For more information on the assumptions underlying the number of shares described in the foregoing as being issuable on the Closing Date, please see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated.
•	the fact that the initial shareholders have agreed not to redeem any ARYA Shares held by them in connection with a shareholder vote to approve a Business Combination;
•	the fact that the initial shareholders have agreed to vote any ARYA Shares owned by them in favor of the Business Combination Proposal;
•
the fact that the initial shareholders and ARYA’s other current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any ARYA Shares (other than Public Shares) held by them if the Business Combination is not approved and ARYA fails to complete the Business Combination by the Termination Date;

•
the fact that the Business Combination Agreement provides for the continued indemnification of ARYA’s existing directors and officers and requires ARYA to purchase, or cause to be purchased, at or prior to the ARYA Merger Effective Time, and New Adagio to maintain in effect for a period of six years after the ARYA Merger Effective Time, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain ARYA directors and officers after the Business Combination;

•
the fact that the Sponsor and ARYA’s officers and directors will lose their entire investment in ARYA and will not be reimbursed for any loans extended, fees due or out-of-pocket expenses incurred on ARYA’s behalf related to identifying, investigating, negotiating and completing an initial business combination if the Business Combination is not consummated by the Termination Date. As of the date of this proxy statement/prospectus, ARYA owes the Sponsor up to (i) $120,000 pursuant to the First Convertible Promissory Note, (ii) $1,596,000 pursuant to the Second Convertible Promissory Note, (iii) $900,000 pursuant to the A&R Third Promissory Note, (iv) $1,000,000 pursuant to the Fourth Convertible Promissory Note, and (v) $135,000 pursuant to the Fifth Convertible Promissory Note. Additional ARYA Convertible Promissory Notes may be issued to the Sponsor prior to Closing to fund ongoing working capital requirements of ARYA or deposits that ARYA is required to make into the Trust Account, at the election of the Sponsor, pursuant to the Existing Governing Documents to extend the deadline by which ARYA is required to consummate a business combination. As of March 31, 2024, pursuant to the administrative services agreement between ARYA and the Sponsor that was executed in connection with ARYA’s initial public offering, ARYA owes the Sponsor $0 in administrative services fees;

•
the fact that, in connection with the Closing and immediately prior to the ARYA Merger Effective Time, the Sponsor may elect to contribute the ARYA Convertible Promissory Notes to ARYA in exchange for Working Capital Shares at a conversion price of $10.00 per share;

•
the fact that if the Trust Account is liquidated, including in the event ARYA is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify ARYA to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per Public Share amount as is in the Trust Account, by the claims of prospective target businesses with which ARYA has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ARYA, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•
the fact that if the Business Combination or another business combination is not consummated by the Termination Date and if ARYA does not otherwise amend the Existing Organizational Documents in view of further extending the time period during which ARYA may consummate a business combination, ARYA will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Class A ordinary shares for cash and, subject to the approval of its remaining shareholders and the ARYA Board, dissolving and liquidating;

•
the fact that the Investor Rights Agreement was entered into with the initial shareholders, the Perceptive PIPE Investor and certain Adagio stockholders, which, among other things, (a) gives the initial shareholders, the Perceptive PIPE Investor, certain Adagio stockholders and investors in the Convertible Security Financing certain registration rights, including the right to have the offer and sale of their shares of New Adagio Common Stock registered on a resale registration statement to be filed by New Adagio shortly after the consummation of the Business Combination, and (b) subjects the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, in each case subject to the terms and conditions set forth therein;

•
the fact that the Sponsor Letter Agreement was executed with the initial shareholders, pursuant to which the initial shareholders, among other things, waive all adjustments to the conversion ratio set forth in the Existing Governing Documents with respect to the Class B ordinary shares, be bound by certain transfer restrictions with respect to ARYA Shares prior to the consummation of the Business Combination, and agree to the Trigger Price Vesting of 1,147,500 shares of New Adagio Common Stock, in each case subject to the terms and conditions set forth therein;

•
the fact that pursuant to the Business Combination Agreement the Sponsor has the right to designate (following consultation with Adagio) four of the seven initial members of the New Adagio Board and that the remaining three directors of the New Adagio Board will be designated by Adagio (following consultation with ARYA and the Sponsor) and such Adagio designees shall include a sufficient number of directors who are “independent directors” under the listing rules of Nasdaq such that, together with the designees of the Sponsor who are “independent directors,” the New Adagio Board immediately after the Adagio Merger Effective Time shall have the required number of “independent directors” required under the listing rules of Nasdaq, in each case subject to the terms and conditions set forth therein (for more information see “Proposal 1: Business Combination Proposal—Board of Directors”);

•
the fact that the Perceptive PIPE Investor has entered into a subscription agreement to purchase approximately 5,361,193 shares in the PIPE Financing (including Incentive Shares and the contribution of the Bridge Financing Notes and any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 5 months after execution of the Business Combination Agreement), subject to the terms and conditions set forth in the Subscription Agreement executed by the Perceptive PIPE Investor. For more information on the assumptions underlying the number of shares described in the foregoing as being issuable on the Closing Date, please see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated;

•
the fact that, pursuant to the terms of the 2024 Bridge Financing Note Subscription Agreement, subject to ARYA and New Adagio receiving any Additional Financing before the Closing Date, whether in the form of equity, debt or convertible debt, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid with the funds raised in connection with such Additional Financing instead of such 2024 Bridge Financing Note converting into New Adagio Convertible Notes and Convert Warrants;
•
the fact that the Perceptive PIPE Investor, which is an affiliate of the Sponsor and certain of ARYA’s directors and officers, has a fully diluted equity ownership stake in Adagio of 7.4% (representing shares of Series E Preferred Stock), which will convert into 80,414 shares of New Adagio Common Stock, or an approximately 0.5% equity stake in New Adagio in connection with the Business Combination. The Perceptive PIPE Investor is also an investor for $3,000,000 in the Adagio Convertible Notes, the sole investor under the Bridge Financing Notes and the sole investor under the 2024 Bridge Financing Notes (which will convert into New Adagio Convertible Notes, as described in the preceding paragraph). In connection with the Business Combination, the amounts loaned by the Perceptive PIPE Investor to Adagio under the Adagio Convertible Notes and the Bridge Financing Notes, including any interest that accrued and remains unpaid under such notes, will be converted at Closing (i) into approximately 456,496 shares of New Adagio Common Stock (or an approximately 2.9% additional equity stake in New Adagio), and (ii) will be converted in connection with the PIPE Financing into approximately 3,580,044 shares of New Adagio Common Stock (or an approximately 23.0% additional equity stake in New Adagio), respectively. The numbers in this paragraph assume a no redemption scenario (see the assumptions underlying such ownership percentages and conversions of notes described in the section entitled “Beneficial Ownership of Securities” and more information to consider under “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated;

•	the fact that Joseph Edelman, Adam Stone, Michael Altman and Konstantin Poukalov are affiliated with the Perceptive PIPE Investor; and
•	the right of the Sponsor and the Perceptive PIPE Investor to hold shares of New Adagio Common Stock following the Business Combination, subject to the terms and conditions of the lock-up restrictions.
In addition, certain existing directors and executive officers of Adagio and certain persons who are expected to become New Adagio directors after the completion of the Business Combination may have interests in the Business Combination that are different from, or in addition to, the interests of the ARYA shareholders. See “Proposal 1: Business Combination Proposal—Interests of Adagio Directors and Executive Officers in the Business Combination” and “Proposal 1: Business Combination Proposal—Interests of New Adagio Directors and Executive Officers in the Business Combination” for more information.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Adagio, ListCo and/or their respective directors, officers, advisors or respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals presented at the General Meeting, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Adagio, ListCo and/or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the Business Combination Proposal, the ARYA Merger Proposal and the Adjournment Proposal are approved by the requisite majorities.
Entering into any such arrangements may have a depressive effect on the ARYA Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the General Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Any purchases by the Sponsor and ARYA’s officers and directors and/or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and ARYA’s officers and directors and/or their respective affiliates will not make purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event our sponsor, directors, officers, advisors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
•
this proxy statement/prospectus would disclose the possibility that our sponsor, directors, officers, advisors or any of their affiliates may purchase shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•
if our sponsor, directors, officers, advisors or any of their affiliates were to purchase shares from Public Shareholders, they would do so at a price no higher than the price offered through our redemption process;

•
this proxy statement/prospectus would include a representation that any of our securities purchased by our sponsor, directors, officers, advisors or any of their affiliates would not be voted in favor of approving the Business Combination;

•
our sponsor, directors, officers, advisors or any of their affiliates would not possess any redemption rights with respect to such securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•	we would disclose in a Form 8-K, before the General Meeting to approve the Business Combination, the following material items:
•	the amount of the Public Shares purchased outside of the redemption offer by our sponsor, directors, executive officers, advisors or any of their affiliates, along with the purchase price;
•	the purpose of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates;
•	the impact, if any, of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates on the likelihood that the Business Combination will be approved;

•
the identities of our shareholders who sold to our sponsor, directors, executive officers, advisors or any of their affiliates (if not purchased on the open market) or the nature of such shareholders (e.g., 5% security holders) who sold to our sponsor, directors, executive officers, advisors or any of their affiliates; and

•	the number of our Public Shares for which we have received redemption requests pursuant to our redemption offer.
The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.
An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the company’s business, financial condition and results of operations. Going public via a business combination with a special purpose acquisition company does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary on an underwritten offering.
In addition, going public via a business combination with a special purpose acquisition company does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a transaction with a special purpose acquisition company, the value of the company is established by means of negotiations between the target company, the special purpose acquisition company and, in some cases, PIPE investors who agree to purchase shares at the time of the Business Combination. The process of establishing the value of a company in a business combination with a special purpose acquisition company may be less effective than the book-building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the Business Combination Agreement and the Closing. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is often no such book of demand built up in connection with special purpose acquisition company transactions and no underwriters with the responsibility of stabilizing the share price, which may result in the share price being harder to sustain after the consummation of the Business Combination.
The exercise of ARYA’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in ARYA’s shareholders’ best interest.
In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, would require ARYA to agree to amend the Business Combination Agreement, to consent to certain actions taken by Adagio or to waive rights that ARYA is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Adagio’s business, a request by Adagio to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Adagio’s business and would entitle ARYA to terminate the Business Combination Agreement. In any of such circumstances, it would be at ARYA’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more members of the ARYA Board may result in a conflict of interest on the part of such director(s) between what they may believe is best for ARYA and its shareholders and what they may believe is best for themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, ARYA does not believe there will be any changes or waivers that ARYA’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, ARYA will circulate a new or amended proxy statement/prospectus and resolicit ARYA’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

Past performance by our management team or their affiliates, including Perceptive Advisors, ARYA Sciences Acquisition Corp., ARYA Sciences Acquisition Corp II, ARYA Sciences Acquisition Corp III, or their respective business combination targets, may not be indicative of future performance of an investment in ARYA or New Adagio.
Past performance by our management team or their affiliates, including Perceptive Advisors, ARYA Sciences Acquisition Corp., ARYA Sciences Acquisition Corp II, ARYA Sciences Acquisition Corp III, or their respective business combination targets, is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of our management team or their affiliates, including Perceptive Advisors, ARYA Sciences Acquisition Corp., ARYA Sciences Acquisition Corp II, ARYA Sciences Acquisition Corp III, or their respective business combination targets, as indicative of the future performance of an investment in ARYA or New Adagio or the returns ARYA or New Adagio will, or is likely to, generate going forward.
The Business Combination may be completed even though material adverse effects may result from the public announcement or completion of the proposed Business Combination, general business or economic conditions, industry-wide changes, and other causes.
In general, either ARYA or Adagio can refuse to complete the Business Combination if there is a material adverse effect, event, change or occurrence affecting the other party between the signing date of the Business Combination Agreement and the planned closing of the Business Combination. However, certain types of changes, events, effects or occurrences do not permit either party to refuse to complete the Business Combination under the terms of the Business Combination Agreement, even if such change could be said to have a material adverse effect on the relevant party, including, but not limited to, changes, events, effects or occurrences resulting from the following:
•	any event, effect or occurrence that is generally applicable to the industries or markets in which Adagio operates;
•	general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally;
•
any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism;

•	changes in the financial, banking, capital or securities markets generally in the United States or any other country or region in the world;
•	changes or proposed changes in, or changes or proposed changes in the interpretation of, applicable laws or regulatory framework;
•
the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the Business Combination, including the impact thereof on the relationships of Adagio with third parties;

•	failure to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions;
•	any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, acts of God or other natural disasters or comparable events; or
•	any epidemics, pandemics or quarantines, including COVID-19.
Furthermore, ARYA or Adagio may waive the occurrence of any material adverse effect affecting the other party. If a material adverse effect occurs and the parties still complete the Business Combination, New Adagio’s financial condition and results of operations may be adversely affected.
The Adagio Stockholders, the Sponsor and the Perceptive PIPE Investor, will have significant influence over us after completion of the Business Combination.
Based on the assumptions discussed in “Proposal 1: Business Combination Proposal—Ownership of New Adagio Immediately Following the Business Combination,” upon the completion of the Business Combination, (A) the Adagio Stockholders (excluding the Perceptive PIPE Investor and RA Capital), will own, collectively, approximately 8.3% of the outstanding New Adagio Common Stock, assuming that none of ARYA’s outstanding Public Shares are redeemed in connection with the Business Combination or approximately 10.5% of the outstanding New Adagio Common Stock, assuming that all of ARYA’s outstanding Public Shares are redeemed in connection with the Business Combination and (B) the Sponsor and the Perceptive PIPE Investor will own, collectively, approximately 53.3% of the outstanding New Adagio Common Stock, assuming that none of ARYA’s outstanding Public Shares are redeemed in connection with the Business Combination or approximately 65.2% of the outstanding New Adagio Common Stock, assuming that all of ARYA’s outstanding Public Shares are redeemed in connection with the Business Combination. Some of these persons or entities may have interests different than yours. For example, because many of these stockholders may have purchased their shares at prices substantially below the price at which shares are being sold in this transaction and have held their shares for a longer period, they may be more interested in selling the Company to an acquirer than other investors or they may want New Adagio to pursue strategies that deviate from the interests of other stockholders.
ARYA and Adagio will incur significant transaction and transition costs in connection with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to New Adagio for other corporate purposes.
ARYA and Adagio have incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination. ARYA and Adagio may also incur unanticipated costs associated with the Business Combination, including costs driven by New Adagio becoming a public company and the listing of the New Adagio Common Stock on a U.S. stock exchange, and these unanticipated costs may have an adverse impact on the results of operations of Adagio following the effectiveness of the Business Combination. All expenses incurred in connection with the Business Combination Agreement and the transactions contemplated thereby, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, (x) in the case the Business Combination is consummated, will be for the account of the combined company or (y) in the case the Business Combination is not consummated, will be for the account of the party incurring such fees, expenses and costs, in each case subject to the terms of the Business Combination Agreement.
ARYA and Adagio cannot provide assurance that the benefits of the Business Combination will offset the incremental transaction costs in the near term, if at all. Additionally, the costs related to the Business Combination could be significantly higher than anticipated, which could impact the benefits of the Business Combination.
The Business Combination may be subject to antitrust or foreign investment laws and regulations, which may adversely affect our business and results of operations.
The completion of the Business Combination may be subject to, among other things, the clearance by antitrust, competition, and foreign investment authorities pursuant to applicable antitrust and foreign investment laws and regulations. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. The governmental agencies from which the parties may seek certain of these approvals and consents have broad discretion in administering the governing laws and regulations. We can provide no assurance that all required approvals and consents will be obtained. Moreover, as a condition to their approval of the Business Combination, agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of New Adagio’s business after the closing. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the completion of the Business Combination or reduce the anticipated benefits of the Business Combination. If Adagio and ARYA agree to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals required to consummate the Business Combination, these requirements, limitations, costs, divestitures or restrictions could reduce the anticipated benefits of the Business Combination. This could have a material adverse effect on New Adagio’s business and results of operations.
At any time before or after consummation of the Business Combination, applicable authorities could take such action under applicable antitrust and foreign investment laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination. Private parties may also seek to take legal action under applicable antitrust and foreign investment laws under certain circumstances. We cannot assure you that the any government authority will not attempt to challenge the Business Combination on antitrust or foreign investment grounds, and, if such a challenge is made, we cannot assure you as to its result.

The Business Combination may be delayed or ultimately prohibited since such initial business combination may be subject to regulatory review and approval, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States (“CFIUS”).
Certain transactions that involve a “U.S. business” (as defined in 31 C.F.R. § 800.252) and a non-U.S. individual or entity (a “foreign person,” as defined in 31 C.F.R. § 800.224) may be subject to review and approval by CFIUS. Whether a transaction is a “covered transaction” (as defined in 31 C.F.R. § 800.213), which CFIUS has jurisdiction to review depends on, among other factors, the nature and structure of the transaction, the nationality of the parties, the level of beneficial ownership interest, and the nature of any information or governance rights involved.
For example, transactions that result in “control” (as defined in 31 C.F.R. § 800.208) of a U.S. business by a foreign person are subject to CFIUS jurisdiction. CFIUS also has jurisdiction to review non-“control” transactions that afford a foreign person certain information, governance, and/or access rights in a U.S. business that has a qualifying nexus to “critical technologies,” “covered investment critical infrastructure,” and/or “sensitive personal data” as those terms are defined in the CFIUS regulations (31 C.F.R. §§ 800.215, 212, 241). Foreign investments in U.S. businesses that deal in “critical technology” or that involve certain foreign government interests may be subject to mandatory pre-closing CFIUS filing requirements. Failure to make a CFIUS filing where one is required may subject the transacting parties to significant civil fine. The parties believe that Adagio does not operate a TID U.S. business, as that term is defined in 31 C.F.R. § 800.248, and as a result, the parties are not required to submit a CFIUS filing with respect to the Business Combination. Nevertheless, CFIUS may determine that it has jurisdiction over the Business Combination.
CFIUS may decide to investigate, delay, or block the Business Combination, or impose conditions with respect to it, which may delay or prevent the parties from consummating the Business Combination. Because we have only a limited time to complete our initial business combination, our failure to obtain any approvals within the requisite time period may require us to liquidate. In such event, our shareholders will miss the opportunity to benefit from the Business Combination and the potential appreciation in value of such investment. For more information, also see “Summary—Question and Answers for Shareholders of ARYA—Who is our sponsor.”
Subsequent to consummation of the Business Combination, New Adagio may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the share price of our securities, which could cause you to lose some or all of your investment.
We cannot assure you that the due diligence conducted in relation to Adagio has identified all material issues or risks associated with Adagio, its business or the industry in which it competes, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Adagio’s control and outside of our control will not later arise. As a result of these factors, New Adagio may incur additional costs and expenses and may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on New Adagio’s financial condition and results of operations and could contribute to negative market perceptions about our securities or New Adagio. Accordingly, any shareholders of ARYA who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.
Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel of New Adagio, some of whom may be from ARYA and Adagio, and some of whom may join New Adagio following the Business Combination. The loss of key personnel or the hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of New Adagio.
Our ability to successfully effect the Business Combination and be successful thereafter will be dependent upon the efforts of our key personnel. Although some of ARYA’s key personnel may remain with the target business in senior management or advisory positions following our business combination, we expect New Adagio’s current management to remain in place. We cannot assure you that we will be successful in integrating and retaining such key personnel, or in identifying and recruiting additional key individuals we determine may be necessary following the Business Combination.
The unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus may not be indicative of what New Adagio’s actual financial position or results of operations would have been.
The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, ListCo being considered the accounting acquirer in the Business Combination, and the cash and cash equivalents of Adagio at the Closing and the number of Public Shares that are redeemed in connection with the Business Combination. Accordingly, such unaudited pro forma condensed combined financial information may not be indicative of New Adagio’s future operating or financial performance and New Adagio’s actual financial condition and results of operations may vary materially from the New Adagio pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
The ability of our Public Shareholders to exercise redemption rights with respect to a large number of our Public Shares may not allow New Adagio to complete the most desirable business combination, fully fund Adagio’s business plan, or changes thereto, or optimize the capital structure of New Adagio.
At the time of entering into the Business Combination Agreement, we did not know how many shareholders may exercise their redemption rights, and therefore, we needed to structure the Business Combination based on our expectations as to the number of shares that will be submitted for redemption. The consummation of the Business Combination is conditioned upon, among other things, (i) approval by our shareholders of the Business Combination Proposal and the ARYA Merger Proposal being obtained; (ii) approval of the Business Combination Agreement and the transactions contemplated thereby by the Adagio stockholders; (iii) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction prohibiting or preventing the consummation of the transactions contemplated by the Business Combination Agreement; (iv) approval by Nasdaq of ListCo’s initial listing application in connection with the Business Combination (also see “Risk Factors—Risks Related to the Business Combination and ARYA—Nasdaq may delist ARYA’s Class A ordinary shares from its exchange prior to the Closing or Nasdaq may not list New Adagio’s securities on its exchange, which could limit investors’ ability to make transactions in ARYA’s Class A ordinary shares or New Adagio’s securities and subject ARYA or New Adagio, as applicable, to additional trading restrictions”); (v) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part; and (vi) the Aggregate Transaction Proceeds being greater than or equal to $50,000,000. Therefore, unless these conditions are waived by both ARYA and Adagio, the Business Combination Agreement could terminate, and the Business Combination may not be consummated. For more information about conditions to the consummation of the Business Combination, see “Proposal 1: Business Combination Proposal—Conditions to Closing of the Business Combination.” While we believe that the $50,000,000 Aggregate Transaction Proceeds Condition was met based on the PIPE Financing and Bridge Financing Note and 2024 Bridge Financing Note arrangements that were executed prior to or concurrently with the Business Combination Agreement, the closing of the $20,000,000 Convertible Security Financing is not a condition to the consummation of the Business Combination. As set forth in the Convertible Security Subscription Agreement, only the closing of $7,500,000 of financing by the Contingent Investor in the Convertible Security Financing is conditioned on New Adagio having a certain amount of available unrestricted cash on the Closing Date. Assuming no Additional Financing has been raised prior to the Closing Date, such minimum unrestricted cash condition is not met in the 75% (if the Closing Date is prior to July 28, 2024) and maximum redemption scenarios. For additional information on the minimum unrestricted cash condition and the maximum redemption level after which the minimum unrestricted cash condition ceases to be met, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Convertible Security Financing—Convertible Security Subscription Agreement and 2024 Bridge Financing Note Subscription Agreement.”
If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.
Even if the Business Combination Agreement is approved by our shareholders, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Business Combination Agreement, see the section entitled “Proposal 1: Business Combination Proposal—Conditions to Closing of the Business Combination.”

For example, ARYA, ListCo and Adagio may not satisfy all of the other Closing conditions in the Business Combination Agreement. If the Closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such non-occurrence or delay may cause us and Adagio to each lose some or all of the intended benefits of the Business Combination.
During the pendency of the Business Combination, Adagio and ARYA are prohibited from entering into certain transactions that might otherwise be beneficial to Adagio, ARYA or their respective shareholders.
Until the earlier of consummation of the Business Combination or termination of the Business Combination Agreement, Adagio and ARYA are subject to certain limitations on the operations of their businesses, as summarized under the section titled “Proposal 1: Business Combination Proposal—Covenants of the Parties. The limitations on Adagio’s and ARYA’s conduct of their businesses during this period could have the effect of delaying or preventing other strategic transactions and may, in some cases, make it impossible to pursue business opportunities that are available only for a limited time.
Uncertainties about the Business Combination during the pre-Closing period may cause third parties to delay or defer decisions concerning Adagio or seek to change existing arrangements.
There may be uncertainty regarding whether the Business Combination will occur. This uncertainty may cause third parties to delay or defer decisions concerning Adagio, which could negatively affect Adagio’s business, prospects and growth. Third parties may seek to change existing agreements with Adagio as a result of the Business Combination for these or other reasons.
The announcement and pendency of the Business Combination could adversely affect Adagio’s business, cash flows, financial condition or results of operations.
The announcement and pendency of the Business Combination could cause disruptions in and create uncertainty surrounding Adagio’s business, including with respect to Adagio’s relationships with existing and future customers, suppliers and employees, which could have an adverse effect on Adagio’s business, cash flows, financial condition or results of operations, irrespective of whether the Business Combination is completed. The business relationships of Adagio may be subject to disruption as customers, suppliers and other persons with whom Adagio has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships or consider entering into business relationships with other parties. The risk, and adverse effect, of any such disruptions could be exacerbated by a delay in the consummation of the Business Combination.
Because ARYA is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.
We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the U.S. upon our directors or executive officers, or enforce judgments obtained in the U.S. courts against our directors or officers.
Currently, ARYA’s corporate affairs are governed by the Existing Governing Documents, the Cayman Islands Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. ARYA is also subject to the federal securities laws of the U.S. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of the ARYA Board under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a different body of securities laws as compared to the U.S., and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the U.S.
The courts of the Cayman Islands are unlikely (i) to recognize or enforce against ARYA judgments of courts of the U.S. obtained against it or its directors or officers predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state in the U.S.; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against ARYA or its directors or officers predicated upon the civil liability provisions of the federal securities laws of the U.S. or any state in the U.S., so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement or treaty between the U.S. and the Cayman Islands providing for enforcement of judgments obtained in the U.S., the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction) and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against ARYA or other persons predicated upon the Securities Act. Ogier (Cayman) LLP has informed ARYA that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the ARYA Board or controlling shareholders than they would as public shareholders of a U.S. company.
If the Business Combination is not completed, potential alternative target businesses may have leverage over us in negotiating an initial business combination and our ability to conduct due diligence on an initial business combination as we approach our dissolution deadline may decrease, which could undermine our ability to complete an initial business combination on terms that would produce value for our shareholders.
If the Business Combination is not completed, any potential target business with which we enter into negotiations concerning a business combination will be aware that we must complete our initial business combination by the Termination Date. Consequently, a potential target may obtain leverage over us in negotiating a business combination, knowing that we may be unable to complete a business combination with another target business by the Termination Date. ARYA has paid an aggregate of $2,235,000 for extensions from February 28, 2023 through July 8, 2024 and agreed to make extension payments in an aggregate amount of up to $3,012,000, which may include up to $777,000 of future extension payments. This risk will increase as we get closer to the time frame described above. In addition, we may have limited time to conduct due diligence and may enter into our initial business combination on terms that we would have rejected upon a more comprehensive investigation. The length of time it may take us to complete our diligence and negotiate a business combination may reduce the amount of time available for us to ultimately complete an initial business combination should such diligence or negotiations not lead to a consummated initial business combination.
The initial shareholders control the election of the ARYA Board until consummation of a business combination and hold a substantial interest in ARYA. As a result, only the initial shareholders may elect all of ARYA's directors and they may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support.
The initial shareholders own the Class B ordinary shares which entitle the holders thereof to elect all of ARYA's directors prior to the initial business combination. Holders of Class B ordinary shares have the exclusive right prior to ARYA's initial business combination to elect ARYA's directors. Accordingly, as holders of the Class A ordinary shares, ARYA public shareholders do not have the right to vote on the election of directors prior to consummation of the Business Combination. These provisions of the Existing Governing Documents may only be amended by a special resolution of the holders of the Class B ordinary shares, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued Class B ordinary shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. As a result, holders of ARYA public shares do not have any influence over the election of directors of ARYA prior to an initial business combination.

In addition, as a result of their substantial ownership in ARYA, the initial shareholders may exert a substantial influence on other actions requiring a shareholder vote, potentially in a manner that ARYA shareholders do not support, including amendments to the amended and restated memorandum and articles of association of ARYA and approval of major corporate transactions, including the Business Combination. Accordingly, the initial shareholders exert significant influence over actions requiring a shareholder vote at least until the completion of a business combination.
The Sponsor, as well as Adagio, and their respective directors, officers, advisors and their affiliates may elect to purchase Public Shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our Class A ordinary shares.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates, may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals presented at the General Meeting, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the ARYA Merger Proposal and the Adjournment Proposal are approved by the requisite majorities and (ii) otherwise limit the number of Public Shares electing to redeem.
Entering into any such arrangements may have a depressive effect on the ARYA Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the General Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
In addition, if such purchases are made, the public “float” of the Public Shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
Any purchases by the Sponsor and ARYA’s officers and directors and/or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and ARYA’s officers and directors and/or their respective affiliates will not make purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event our sponsor, directors, officers, advisors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
•
this proxy statement/prospectus would disclose the possibility that our sponsor, directors, officers, advisors or any of their affiliates may purchase shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•
if our sponsor, directors, officers, advisors or any of their affiliates were to purchase shares from Public Shareholders, they would do so at a price no higher than the price offered through our redemption process;

•
this proxy statement/prospectus would include a representation that any of our securities purchased by our sponsor, directors, officers, advisors or any of their affiliates would not be voted in favor of approving the Business Combination;

•
our sponsor, directors, officers, advisors or any of their affiliates would not possess any redemption rights with respect to such securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•	we would disclose in a Form 8-K, before the General Meeting to approve the Business Combination, the following material items:
•	the amount of the Public Shares purchased outside of the redemption offer by our sponsor, directors, executive officers, advisors or any of their affiliates, along with the purchase price;
•	the purpose of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates;
•	the impact, if any, of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates on the likelihood that the Business Combination will be approved;
•
the identities of our shareholders who sold to our sponsor, directors, executive officers, advisors or any of their affiliates (if not purchased on the open market) or the nature of such shareholders (e.g., 5% security holders) who sold to our sponsor, directors, executive officers, advisors or any of their affiliates; and

•	the number of our Public Shares for which we have received redemption requests pursuant to our redemption offer.
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price in ARYA’s initial public offering).
Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason.
Upon redemption of our Public Shares, if we are unable to complete our business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per share redemption amount received by Public Shareholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to us if and to the extent any claims by a third part vendor (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduces the amount of funds in the

Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, even in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we have not asked the Sponsor to reserve for such indemnification obligations. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. None of our officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, or if we otherwise enter compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, we may not be able to return to our Public Shareholders $10.00 per share (which was the offering price in our initial public offering).
The ARYA Board may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per public share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the Public Shareholders may be reduced below $10.00 per public share.
If, after we distribute the proceeds in the Trust Account to the Public Shareholders, we file a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and the ARYA Board may be exposed to claims of punitive damages.
If, after we distribute the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy/insolvency laws as either a “preferential transfer” or a “fraudulent conveyance, preference or disposition.” As a result, a liquidator or a bankruptcy or other court could seek to recover all amounts received by our shareholders.
In addition, the ARYA Board may be viewed as having breached its fiduciary duty to us or our creditors and/or having acted in bad faith, thereby exposing it and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
If we are forced to enter into an insolvent liquidation, any distributions received by shareholders (but no more than such distributions) could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by our shareholders. Furthermore, the ARYA Board may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.
New Adagio will be a holding company with no business operations of its own and will depend on cash flow from Adagio to meet its obligations.
Following the Business Combination, New Adagio will be a holding company with no business operations of its own or material assets other than the stock of its subsidiaries. All of its operations will be conducted by its subsidiary, Adagio, and Adagio’s subsidiaries. As a holding company, New Adagio will require dividends and other payments from its subsidiaries to meet cash requirements. The terms of any credit facility may restrict New Adagio’s or Adagio’s subsidiaries from paying dividends and otherwise transferring cash or other assets to New Adagio. If there is an insolvency, liquidation or other reorganization of any of New Adagio’s subsidiaries, New Adagio’s stockholders may have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before New Adagio, as an equity holder, would be entitled to receive any distribution from that sale or disposal. If Adagio is unable to pay dividends or make other payments to New Adagio when needed, New Adagio will be unable to satisfy its obligations.
Changes to laws or regulations or in how such laws or regulations are interpreted or applied, or a failure to comply with any laws, regulations, interpretations or applications may adversely affect our business, including our ability to negotiate and complete the Business Combination.
We are subject to laws and regulations, and interpretations and applications of such laws and regulations, of national, regional, state and local governments and applicable non-U.S. jurisdictions. In particular, we are required to comply with certain SEC and potentially other legal and regulatory requirements, and our consummation of the Business Combination may be contingent upon our ability to comply with certain laws, regulations, interpretations and applications and New Adagio may be subject to additional laws, regulations, interpretations and applications. Compliance with, and monitoring of, the foregoing may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time, and those changes could have a material adverse effect on our business, including our ability to negotiate and complete the Business Combination. A failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete the Business Combination.
On January 24, 2024, the SEC issued final rules (the “2024 SPAC Rules”), effective as of 125 days following the publication of the 2024 SPAC Rules in the Federal Register, that formally adopted some of the SEC’s proposed rules for special purpose acquisition companies (“SPACs”) that were released on March 30, 2022. The 2024 SPAC Rules, among other items, impose additional disclosure requirements in initial public offerings by SPACs and business combination transactions involving SPACs and private operating companies; amend the financial statement requirements applicable to business combination transactions involving such companies; update and expand guidance regarding the general use of projections in SEC filings, as well as when projections are disclosed in connection with proposed business combination transactions; increase the potential liability of certain participants in proposed business combination transactions; and could impact the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940. The 2024 SPAC Rules may materially adversely affect our business, including our ability to negotiate and complete, and the costs associated with, the Business Combination, and results of operations.
The Business Combination, and New Adagio after the consummation of the Business Combination, may be materially adversely affected by the recent and ongoing military action between Russia and Ukraine.
On February 24, 2022, Russian military forces launched a military action in Ukraine, and sustained conflict and disruption in the region is likely. Although the length, impact and outcome of the ongoing military conflict in Ukraine is highly unpredictable, this conflict could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage. Russia’s recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military action against Ukraine have led to an unprecedented expansion of sanction programs imposed by the United States, the European Union, the United Kingdom, Canada, Switzerland, Japan and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic.
The situation is rapidly evolving as a result of the conflict in Ukraine, and the United States, the European Union, the United Kingdom and other countries may implement additional sanctions, export controls or other measures against Russia, Belarus and other countries, regions, officials, individuals or industries in the respective territories. Such sanctions and other measures, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, could adversely affect the global economy and financial markets and could adversely affect our ability to finance the Business Combination, and the business, financial condition and results of operations of New Adagio after the consummation of the Business Combination may be materially adversely affected.
Macro-economic turbulence and instability relating to recent and ongoing global conflicts and other drivers of uncertainty may adversely affect our business, investments and results of operations and our ability to successfully consummate the Business Combination.
A deterioration in economic conditions and related drivers of global uncertainty and change, such as reduced business activity, high unemployment, rising interest rates, housing prices, and energy prices (including the price of gasoline), increased consumer indebtedness, lack of available credit, the rate of inflation, and consumer perceptions of the economy, as well as other factors, such as terrorist attacks, protests, looting, and other forms of civil unrest, cyber attacks and data breaches, public health emergencies (such as the COVID-19 pandemic and other epidemics), extreme weather conditions and climate change, significant changes in the political environment, political instability, armed conflict (such as the ongoing military conflict between Ukraine and Russia and the military conflict in Israel and Gaza) and/or public policy, including increased state, local or federal taxation, could adversely affect our financial condition, the financial condition of Adagio, or the financial condition of New Adagio if we successfully consummate the Business Combination.
If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination.
If we are deemed to be an investment company under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to burdensome compliance requirements. We do not believe that our principal activities will subject us to regulation as an investment company under the Investment Company Act. However, if we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete an initial business combination and instead liquidate ARYA. Were we to liquidate, our securityholders would lose the investment opportunity associated with an investment in New Adagio, including any potential price appreciation of our securities.
Initially, the funds in the Trust Account had, since our initial public offering, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we liquidated the U.S. government treasury obligations or money market funds held in the Trust Account and instructed Continental, the trustee with respect to the Trust Account, to maintain the funds in the trust account in cash in an interest-bearing demand deposit account at a bank until the earlier of the consummation of our initial business combination or the liquidation of ARYA. Interest on such deposit account is currently approximately 3.5%-4.0% per annum, but such deposit account carries a variable rate and ARYA cannot assure you that such rate will not decrease or increase significantly. Following such liquidation, we have received minimal interest on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any. As a result, the decision to hold all funds in the Trust Account in cash items has reduced the dollar amount our Public Shareholders would receive upon any redemption or liquidation of ARYA.
In the adopting release for the 2024 SPAC Rules, the SEC provided guidance that a SPAC’s potential status as an “investment company” depends on a variety of factors, such as a SPAC’s duration, asset composition, business purpose and activities and “is a question of facts and circumstances” requiring individualized analysis. If we were deemed to be subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. Unless we are able to modify our activities so that we would not be deemed an investment company, we would either register as an investment company or wind down and abandon our efforts to complete an initial business combination and instead to liquidate ARYA.
New Adagio does not have experience operating as a public company subject to U.S. federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes Oxley Act.
New Adagio does not have experience operating as a public company subject to U.S. federal securities laws. Adagio’s officers and directors lack experience in managing a public company subject to U.S. federal securities laws, which makes their ability to comply with applicable laws, rules and regulations uncertain. New Adagio’s failure to comply with all applicable laws, rules and regulations could subject New Adagio to U.S. regulatory scrutiny or sanction, which could harm its reputation and share price.
Neither New Adagio nor Adagio has previously been required to prepare or file periodic or other reports with the SEC or to comply with the other requirements of U.S. federal securities laws. They have not previously been required to establish and maintain the disclosure controls and procedures, and internal control over financial reporting applicable to an entity that is a foreign private issuer under U.S. federal securities laws, including the Sarbanes-Oxley Act. New Adagio may experience errors, mistakes and lapses in processes and controls, resulting in failure to meet requisite U.S. standards.
As a public company subject to U.S. federal securities laws, New Adagio will incur significant legal, accounting, insurance, compliance, and other expenses. Compliance with reporting, internal control over financial reporting and corporate governance obligations may require members of its management and its finance and accounting staff to divert time and resources from other responsibilities to ensure these new regulatory requirements are fulfilled.
If it fails to adequately implement the required governance and control framework, New Adagio may fail to comply with the applicable rules or requirements associated with being a public company subject to U.S. federal securities laws. Such failure could result in the loss of investor confidence, could harm New Adagio’s reputation, and cause the market price of New Adagio Common Stock to decline.
Due to inadequate governance and internal control policies, misstatements or omissions due to error or fraud may occur and may not be detected, which could result in failures to make required filings in a timely manner or result in making filings containing incorrect or misleading information. Any of these outcomes could result in SEC enforcement actions, monetary fines or other penalties, as well as damage to New Adagio’s reputation, business, financial condition, operating results and stock price.
New Adagio is an emerging growth company within the meaning of the Securities Act, and if New Adagio takes advantage of certain exemptions from disclosure requirements available to “emerging growth companies,” this could make New Adagio’s securities less attractive to investors and may make it more difficult to compare New Adagio’s performance with other public companies.
New Adagio is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. For as long as New Adagio continues to be an emerging growth company, New Adagio may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. New Adagio could be an emerging growth company for up to five years, although New Adagio could lose that status sooner if its revenues exceed $1.235 billion, if New Adagio issues more than $1 billion in non-convertible debt in a three-year period, or if it becomes a large accelerated filer, as defined under the Exchange Act. We cannot predict if investors will find New Adagio securities less attractive because New Adagio relies on these exemptions. If some investors find New Adagio securities less attractive as a result, there may be a less active trading market for New Adagio securities, and the price of New Adagio securities may be more volatile.

The price of the New Adagio Common Stock may be volatile.
Upon consummation of the Business Combination, the price of New Adagio Common Stock may fluctuate due to a variety of factors, including:
•	changes in the industry in which New Adagio and its customers operate;
•	variations in its operating performance and the performance of its competitors in general;
•	the impact of pandemics on the markets and the broader global economy, including the resurgence of new variants of COVID-19;
•	actual or anticipated fluctuations in New Adagio’s annual or interim operating results;
•	publication of research reports by securities analysts about New Adagio or its competitors or its industry;
•	the public’s reaction to New Adagio’s press releases, its other public announcements and its filings with the SEC;
•	New Adagio’s failure or the failure of its competitors to meet analysts’ projections or guidance that New Adagio or its competitors may give to the market;
•	additions and departures of key personnel;
•	changes in laws and regulations affecting its business;
•	failure to comply with laws or regulations, including the Sarbanes-Oxley Act, or failure to comply with the requirements of the relevant U.S. stock exchange;
•	actual, potential or perceived control, accounting or reporting problems;
•	commencement of, or involvement in, litigation involving New Adagio;
•	changes in New Adagio’s capital structure, such as future issuances of securities or the incurrence of additional debt;
•	the volume of New Adagio’s capital stock available for public sale;
•
general economic and political conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, sanctions, export controls, social, political and economic risks and epidemics and pandemics (including the ongoing COVID-19 pandemic), acts of war or terrorism; and

•	the other factors described in this “Risk Factors” section or the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
These market and industry factors may materially reduce the market price of New Adagio Common Stock and regardless of the operating performance of New Adagio.
It is not expected that New Adagio will pay dividends in the foreseeable future after the Business Combination.
It is expected that New Adagio will retain most, if not all, of its available funds and any future earnings after the Business Combination to fund the development and growth of its business. As a result, it is not expected that New Adagio will pay any cash dividends in the foreseeable future.
Following completion of the Business Combination, the Post-Combination Company Board will have complete discretion as to whether to distribute dividends. Even if the New Adagio Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by New Adagio’s subsidiaries, New Adagio’s financial condition, contractual restrictions and other factors deemed relevant by the New Adagio Board. There is no guarantee that the New Adagio Common Stock will appreciate in value after the Business Combination or that the trading price of the New Adagio Common Stock will not decline.
Anti-takeover provisions in New Adagio’s governing documents could delay or prevent a change of control.
Certain provisions of the Proposed Certificate of Incorporation and Proposed Bylaws to become effective upon the consummation of the Business Combination may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by New Adagio’s stockholders.
These provisions provide for, among other things:
•	the ability of the New Adagio Board following the Closing to issue one or more series of preferred stock with any rights, preferences or privileges as they may designate;
•	advance notice for nominations of directors by stockholders and for other business brought by stockholders to be considered at any meeting of the stockholders of New Adagio;
•	the restriction against cumulating any votes at any election of the directors;
•	the ability of New Adagio to perform any agreement with any number of stockholders of any one or more classes of stock to restrict the transfer of shares of stock of New Adagio;
•	certain limitations on convening special stockholder meetings;
•	certain limitations on the ability of stockholders to act by written consent; and
•	the express authority of the New Adagio Board to make, alter or repeal the Proposed Bylaws.
These anti-takeover provisions could make it more difficult for a third party to acquire New Adagio, even if the third party’s offer may be considered beneficial by many of New Adagio’s stockholders. As a result, New Adagio’s stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause New Adagio to take other corporate actions you desire. See “Description of New Adagio Securities.”
The Proposed Certificate of Incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by the stockholders of New Adagio, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, each of which could limit the stockholders’ ability to obtain a favorable judicial forum for disputes with New Adagio or its directors, officers, employees, agents or stockholders.
The Proposed Certificate of Incorporation will provide that unless New Adagio consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder (including beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of New Adagio, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder of New Adagio to New Adagio or New Adagio’s stockholders, (iii) any action, suit or proceeding asserting a claim against New Adagio, its current or former directors, officers, or employees, agents or stockholders arising pursuant to any provision of the DCGL or the Proposed Certificate of Incorporation or Proposed Bylaws (each, as may be amended from time to time), or (iv) any action, suit or proceeding asserting a claim against New Adagio, its current or former directors, officers, or employees, agents or stockholders governed by the internal affairs doctrine, except for any claim as to which the court does not have jurisdiction over an indispensable party to that claim. The Proposed Certificate of Incorporation will also provide that unless New Adagio consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and the rules and regulations promulgated thereunder, although there is uncertainty as to whether a court would enforce this provision. The foregoing shall not apply to, and does not preclude or contract the scope of, either (i) exclusive federal jurisdiction pursuant to Section 27 of the Exchange Act for claims seeking to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder, or any other claim for which the U.S. federal courts have exclusive jurisdiction, or (ii) concurrent jurisdiction under Section 22 of the Securities Act for federal and state courts over all claims seeking to enforce any liability or duty created by the Securities Act or the rules and regulations thereunder.
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Adagio or its directors, officers, employees, agents or stockholders, which may discourage such lawsuits against New Adagio and such persons. A stockholder that is unable to bring a claim in the judicial forum of its choosing may be required to incur additional costs in the pursuit of actions which are subject to the exclusive forum provisions described above. We believe these choice of forum provisions may benefit us by providing increased consistency in the application of the DGCL and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums, and protection against the burdens of multi-forum litigation. New Adagio’s stockholders will not be deemed to have waived New Adagio’s compliance with the federal securities laws and the rules and regulations thereunder as a result of the choice of forum provisions included in New Adagio’s governing documents. If a court were to find these provisions of New Adagio’s governing documents inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, New Adagio may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its financial condition, results of operations and cash flows.
Since the completion of ARYA’s initial public offering, there has been a precipitous drop in the market values of companies formed through mergers involving special purpose acquisition companies. Accordingly, securities of companies such as ours or the ones from New Adagio following the Business Combination may be more volatile than other securities and may involve special risks.
Since the completion of ARYA’s initial public offering, there has been a precipitous drop in the market values of companies formed through mergers involving special purpose acquisition companies like ours. Throughout 2023, inflationary pressures, increases in interest rates and other adverse economic and market forces have contributed to these drops in market value. As a result, the New Adagio securities are subject to potential downward pressures, which may result in high levels of exercise of redemptions rights, reducing the cash available from the Trust Account. If there are substantial redemptions, there will be a lower public float for the shares of New Adagio Common Stock following the Closing, which may cause further volatility in the price of New Adagio securities and adversely impact New Adagio’s ability to secure financing following the closing of the Business Combination.
Securities of companies formed through mergers with special purpose acquisition companies such as the ones from New Adagio may experience a material decline in price relative to the share price of the special purpose acquisition companies prior to the merger.
As with most special purpose acquisition companies’ initial public offerings in recent years, ARYA issued shares for $10.00 per share upon the closing of its initial public offering. As with other special purpose acquisition companies, the $10.00 per share price of ARYA reflected each share having a one-time right to redeem such share for a pro rata portion of the proceeds held in the Trust Account equal to approximately $10.00 per share prior to the closing of the Business Combination. Following Closing, the shares outstanding will no longer have any such redemption right and may be dependent upon the fundamental value of the combined company, as well as other relevant factors such as market conditions and trading multiples, and the securities of other companies formed through mergers with special purpose acquisition companies in recent years may be significantly less than $10.00 per share.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of New Adagio Common Stock to drop significantly, even if New Adagio’s business is doing well.
Sales of a substantial number of New Adagio Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Adagio Common Stock.
We may be required to file one or more registration statements prior to or shortly after the Closing to provide for the resale of certain restricted shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of New Adagio Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them. For more information, also see “Shares Eligible For Future Sale And Securities Act Restrictions On Resale Of New Adagio Common Stock.”
The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.
The issuance of shares of New Adagio Common Stock in the Business Combination or securities that are convertible into shares of New Adagio Common Stock will significantly dilute the equity interests of ARYA’s existing shareholders (or shareholders of New Adagio after the Closing Date) and may adversely affect prevailing market prices for the Public Shares (or shares of New Adagio Common Stock following the Closing Date). The Public Shareholders who do not redeem their Public Shares may experience dilution from several additional sources to varying degrees in connection with and after the Business Combination. Additionally, New Adagio following the Closing may determine, subject to the receipt of any shareholder or stock exchange approvals that may be required, to issue more shares of New Adagio Common Stock or other equity securities of equal or senior rank in connection with public offerings or in privately negotiated transactions.
The issuance of shares of New Adagio Common Stock (or other equity securities of equal or senior rank) could have the following effects for holders of Public Shares who elect not to redeem their shares:
•	your proportionate ownership interest in New Adagio following the Closing will decrease;
•	the relative voting strength of each previously outstanding share of New Adagio Common Stock following the Business Combination will be diminished; or
•	the market price of New Adagio Common Stock may decline.
It is anticipated that, upon completion of the Business Combination, and assuming no holders of Public Shares exercise their redemption rights: (i) Public Shareholders will retain an ownership interest of approximately 18.2% of the outstanding New Adagio Common Stock; (ii) the initial shareholders will own approximately 15.9% of the outstanding New Adagio Common Stock; (iii) the existing Adagio shareholders, excluding the Perceptive PIPE Investor and RA Capital, will own approximately 8.3% of the outstanding New Adagio Common Stock; (iv) the PIPE Investors, excluding the Perceptive PIPE Investor and including RA Capital, will own approximately 19.6% of the outstanding New Adagio Common Stock; and (v) the Perceptive PIPE Investor will own approximately 38.0% of the outstanding New Adagio Common Stock. Assuming 100% of the holders of Public Shares exercise their redemption rights: (i) Public Shareholders will retain an ownership interest of approximately 0% of the outstanding New Adagio Common Stock; (ii) the initial shareholders will own approximately 19.5% of the outstanding New Adagio Common Stock; (iii) the existing Adagio shareholders, excluding the Perceptive PIPE Investor and RA Capital, will own approximately 10.2% of the outstanding New Adagio Common Stock; (iv) the PIPE Investors, excluding the Perceptive PIPE Investor and including RA Capital, will own approximately 23.9% of the outstanding New Adagio Common Stock; and (v) the Perceptive PIPE Investor will own approximately 46.4% of the outstanding New Adagio Common Stock. These percentages are based on the assumptions described in the footnotes to the table below and a redemption value of the Public Shares on the Closing Date of approximately $11.54 per share (based on the aggregate amount on deposit in the Trust Account of approximately $38,087,853 as of July 8, 2024).
As discussed above under the heading “—How do the Sponsor and the other initial shareholders intend to vote their shares?,” our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates, may purchase Public Shares from Public Shareholders in privately negotiated transactions or in the open market prior to or following the completion of the Business Combination. If such purchases are made, the public “float” of the Public Shares (prior to the Closing) or the New Adagio Common Stock (following the Closing) and the number of beneficial holders of ARYA Shares (prior to the Closing) or the New Adagio Common Stock (following the Closing) may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of such securities on the Nasdaq or another national securities exchange or reducing the liquidity of the trading market for such securities.
The below sensitivity table shows the potential impact of redemptions on the share ownership by non-redeeming shareholders in a no redemption scenario, 25% redemption scenario, 75% redemption scenario, and maximum redemption scenario. The information in the below sensitivity table has been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in the below sensitivity table. In addition, certain percentages presented in the below sensitivity table reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding. As described in the footnotes to the below tables, the number of shares assumed to be issued and outstanding on the Closing Date as well as the number shares issuable following the Closing Date, creating additional dilution, are based on assumptions, including the aggregate amount on deposit in the Trust Account of approximately $38,087,853 and the closing price of the Class A ordinary shares on Nasdaq as of July 8, 2024. Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to

the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated.
	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 75% Redemption(3)		Assuming Maximum Redemption(4)
Shareholders	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
Holders of Public Shares(5)	2,832,010	18.2%	2,124,007	14.3%	708,003	5.3%	—	—
Initial shareholders (including the Sponsor)(6)	2,474,000	15.9%	2,474,000	16.7%	2,474,000	18.4%	2,474,000	19.5%
Existing Adagio shareholders (excluding Perceptive PIPE Investor and RA Capital)(7)	1,290,885	8.3%	1,290,885	8.7%	1,290,885	9.6%	1,290,885	10.2%
PIPE Investors (excluding the Perceptive PIPE Investor and including RA Capital)(8)	3,038,694	19.6%	3,038,694	20.5%	3,038,694	22.7%	3,038,694	23.9%
Perceptive PIPE Investor(9)	5,898,103	38.0%	5,898,103	39.8%	5,898,103	44.0%	5,898,103	46.4%
Total Shares Outstanding (excluding Additional Dilution Sources)	15,533,692	100.0%	14,825,689	100.0%	13,409,685	100.0%	12,701,682	100.0%
The sensitivity table below also sets forth the potential additional dilutive impact that additional sources of dilution might have on the share ownership by non-redeeming shareholders in a no redemption scenario, 25% redemption scenario, 75% redemption scenario, and maximum redemption scenario.
	Assuming No Redemption(1)		Assuming 25% Redemption(2)		Assuming 75% Redemption(3)		Assuming Maximum Redemption(4)
Additional Dilution Sources	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %	Ownership in Shares	Equity %
PIPE Warrants(10)	6,471,444	17.9%	6,471,444	18.5%	6,471,444	20.6%	6,471,444	21.3%
New Adagio Convertible Notes(11)	2,000,000	5.5%	2,000,000	5.7%	1,250,000	4.0%	1,250,000	4.1%
Convert Warrants(12)	1,500,000	4.2%	1,500,000	4.3%	937,500	3.0%	937,500	3.1%
2024 Equity Incentive Plan(13)	5,132,897	14.2%	4,915,050	14.0%	4,479,356	14.2%	4,261,509	14.0%
2024 Key Employee Plan(14)	3,849,672	10.7%	3,686,287	10.5%	3,359,517	10.7%	3,196,132	10.5%
ESPP(15)	463,067	1.3%	448,907	1.3%	420,587	1.3%	406,426	1.3%
Sponsor’s Share Trigger Price Vesting(16)	1,147,500	3.2%	1,147,500	3.3%	1,147,500	3.6%	1,147,500	3.8%
In-the-Money Adagio Options(17)	722	0.0%	722	0.0%	722	0.0%	722	0.0%
Total Additional Dilution Sources(18)	20,565,302	57.0%	20,169,910	57.6%	18,066,626	57.4%	17,671,233	58.2%
(1)
This scenario assumes that no Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(2)
This scenario assumes that 708,003 Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(3)
This scenario assumes that 2,124,007 Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.

(4)
This scenario assumes that 2,832,010 Public Shares are redeemed by Public Shareholders, after taking into account Public Shares redeemed by Public Shareholders in connection with the adoption of the Extension Amendment Proposal. See footnote 5 below. See also “ARYA’s

Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal” for more information on the adoption of the Extension Amendment Proposal.
(5)
Total number of Public Shares subject to redemption is net of 468,006 Public Shares that are subject to non-redemption agreements by certain Other PIPE Investors. Such deduction of 468,006 Public Shares includes 133,500 Public Shares that were purchased in the open market at an average price of $11.23 per share (assuming such PIPE Investor does not sell such Public Shares prior to Closing and decides to subject to its Subscription Agreement other Public Shares acquired and not redeemed prior to Closing) and 86,806 Public Shares that are assumed to be purchased at $11.52 per share in the open market (such price reflects the closing price of the Class A ordinary shares on Nasdaq on July 8, 2024) pursuant to open market purchase commitments made by certain Other PIPE Investors for a total of $2,500,000.

(6)
Excludes (i) 1,000,000 of the Sponsor’s Class B ordinary shares that will be forfeited to ARYA and issued by ListCo as Incentive Shares to the PIPE Investors, including the Perceptive PIPE Investor, and (ii) 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor with respect to its Class B ordinary shares upon Share Trigger Price Vesting. Includes 385,000 shares of New Adagio Common Stock that may be issued to the Sponsor upon the contribution of the ARYA Convertible Promissory Notes (assuming the maximum principal amount is drawn under the ARYA Convertible Promissory Notes, no Additional ARYA Convertible Promissory Note is issued to the Sponsor and the Sponsor elects for the full principal amount under the ARYA Convertible Promissory Notes to be converted into New Adagio Common Stock at a conversion price of $10.00 per share).

(7)
Includes, but is not limited to, 532,580 shares of New Adagio Common Stock issued upon conversion of the Adagio Convertible Notes, including any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 5 months after execution of the Business Combination Agreement. Excludes shares of New Adagio Common Stock issuable under the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, or the ESPP, and assumes exercise of In-the-Money Adagio Option into shares of New Adagio Common Stock. For more information, see additional sources of dilution in the table below.

(8)
Includes, but is not limited to, (i) 384,237 Incentive Shares, (ii) 114,987 shares of New Adagio Common Stock issued upon conversion of shares in Adagio held by one of the Other PIPE Investors prior to Closing, (iii) 456,496 shares of New Adagio Common Stock issued upon conversion of the Adagio Convertible Notes held by one of the Other PIPE Investors, including any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 5 months after execution of the Business Combination Agreement, (iv) the commitments by certain PIPE Investors to purchase and not redeem 133,500 Public Shares that were purchased in the open market at an average price of $11.23 per share (assuming such PIPE Investor does not sell such Public Shares prior to Closing and decides to subject to its Subscription Agreement other Public Shares acquired and not redeemed prior to Closing) and 86,806 Public Shares assumed to be purchased at $11.52 per share in the open market (such price reflects the closing price of the Class A ordinary shares on Nasdaq on July 8, 2024) by certain PIPE Investors pursuant to open market purchase commitments for up to $2,500,000 made in certain Subscription Agreements, and (v) the commitments by certain PIPE Investors not to redeem 247,700 Public Shares they currently hold prior to the Closing. Assumes that RA Capital elects to receive shares of New Adagio Common Stock in respect of its entire subscription amount pursuant to its Subscription Agreement and does not elect to receive any Pre-Funded Warrants. Does not include any shares of New Adagio Common Stock issuable upon exercise of any PIPE Warrants. For more information, see additional sources of dilution in the table below.

(9)
Includes, but is not limited to, (i) 812,679 Incentive Shares, (ii) 3,580,044 shares of New Adagio Common Stock issued upon contribution of Bridge Financing Notes held by the Perceptive PIPE Investor, including any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 5 months after execution of the Business Combination Agreement and (iii) 80,414 shares of New Adagio Common Stock issued upon conversion of shares of Adagio held by the Perceptive PIPE Investor prior to Closing. Does not include any shares of New Adagio Common Stock issuable to the Perceptive PIPE Investor upon conversion of any New Adagio Convertible Notes or any shares of New Adagio Common Stock issuable upon exercise of any PIPE Warrants or Convert Warrants. For more information, see additional sources of dilution in the table below.

(10)
Assumes all PIPE Warrants are exercised for shares on a one for one basis and are not cashless exercised. 4,388,470 shares of New Adagio Common Stock would be issuable to the Perceptive PIPE Investor based on the 4,388,470 PIPE Warrants to be issued to the Perceptive PIPE Investor in the PIPE Financing. Such number of shares to be issued to the Perceptive PIPE Investor based on the 4,388,470 PIPE Warrants it holds would represent 12.2%, 12.5%, 13.9% and 14.4% of the shares assumed to be issued and outstanding on the Closing Date pursuant to the table above in the no redemption, 25% redemption, 75% redemption and 100% redemption scenario, respectively. Assumes that RA Capital elects to receive shares of New Adagio Common Stock in respect of its entire subscription amount pursuant to its Subscription Agreement and does not elect to receive any Pre-Funded Warrants.

(11)
Assumes the New Adagio Convertible Notes are converted into shares of New Adagio Common Stock at a conversion price of $10.00 per share. 700,000 shares of New Adagio Common Stock would be issuable to the Perceptive PIPE Investor based on the up to $7,000,000 of New Adagio Convertible Notes to be issued to the Perceptive PIPE Investor in the Convertible Security Financing, assuming that no Additional Financing is raised prior to the Closing Date. Such number of shares to be issued to the Perceptive PIPE Investor based on the $7,000,000 of New Adagio Convertible Notes it is expected to hold would represent 1.9%, 2.0%, 2.2% and 2.3% of the shares assumed to be issued and outstanding on the Closing Date pursuant to the table above in the no redemption, 25% redemption, 75% redemption and 100% redemption scenario, respectively. As set forth in the Convertible Security Subscription Agreement, the closing of $7,500,000 of financing by the Contingent Investor in the Convertible Security Financing is conditioned on New Adagio having a certain amount of available unrestricted cash on the Closing Date. Assuming no Additional Financing has been raised prior to the Closing Date, such minimum unrestricted cash condition is not met in the 75% (if the Closing Date is prior to July 28, 2024) and maximum redemption scenarios. For additional information on the minimum unrestricted cash condition and the maximum redemption level after which the minimum unrestricted cash condition ceases to be met, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Convertible Security Financing—Convertible Security Subscription Agreement and 2024 Bridge Financing Note Subscription Agreement.”

(12)
Assumes all Convert Warrants are exercised for shares on a one for one basis at $24.00 per share and are not cashless exercised. 525,000 shares of New Adagio Common Stock would be issuable to the Perceptive PIPE Investor based on the 525,000 Convert Warrants to be issued to the Perceptive PIPE Investor in the Convertible Security Financing (assuming no Additional Financing is raised between signing of the 2024 Bridge Financing Note Subscription Agreement and the Closing Date). Such number of shares to be issued to the Perceptive PIPE Investor based on the 525,000 Convert Warrants it holds would represent 1.5%, 1.5%, 1.7% and 1.7% of the shares assumed to be issued and outstanding on the Closing Date pursuant to the table above in the no redemption, 25% redemption, 75% redemption and 100% redemption scenario, respectively. As set forth in the Convertible Security Subscription Agreement, the closing of $7,500,000 of financing by the Contingent Investor in the Convertible Security Financing is conditioned on New Adagio having a certain amount of available unrestricted cash on the Closing Date. Assuming no Additional Financing has been raised prior to the Closing Date, such minimum unrestricted cash condition is not met in the 75% (if the Closing Date is prior to July 28, 2024) and maximum redemption scenarios. For additional information on the minimum unrestricted cash condition and the maximum redemption level after which the minimum unrestricted cash condition ceases to be met, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Convertible Security Financing—Convertible Security Subscription Agreement and 2024 Bridge Financing Note Subscription Agreement.”
(13)
This row assumes the issuance of all shares of New Adagio Common Stock reserved for issuance under the 2024 Equity Incentive Plan, which equals the Incentive Equity Plan Maximum Amount (as defined in the Business Combination Agreement).

(14)
This row assumes the issuance of all shares of New Adagio Common Stock reserved for issuance under the 2024 Key Employee Plan, which equals the Key Employee Incentive Plan Maximum Amount (as defined in the Business Combination Agreement).

(15)
This row assumes the issuance of all shares of New Adagio Common Stock reserved for issuance under the ESPP, which equals 2% of the Fully-Diluted HoldCo Closing Capitalization (as defined in the Business Combination Agreement).

(16)	Assumes 1,147,500 shares of New Adagio Common Stock are issued to the Sponsor with respect to its Class B ordinary shares upon Share Trigger Price Vesting.
(17)
In connection with the Closing, each issued, outstanding and unexercised In-the-Money Adagio Option will be cancelled and extinguished in exchange for options to purchase shares of New Adagio Common Stock.

(18)
You may experience additional dilution if the Jefferies Fees are paid in shares of New Adagio Common Stock and not in cash. For more information on the payment of the Jefferies Fees in shares of New Adagio Common Stock, please see “Proposal 1: Business Combination Proposal—Certain Engagements in Connection with the Business Combination and Related Transactions.”

Also see “Shares Eligible For Future Sale And Securities Act Restrictions On Resale Of New Adagio Common Stock” for more information on impact on public float of contractual lock-ups and other restrictions on transfers and shares eligible for sale following the closing of the Business Combination.
Upon completion of the Business Combination, the Perceptive PIPE Investor and its affiliates, including the Sponsor, will beneficially own a significant equity interest in New Adagio and may take actions that conflict with the interests of the Public Shareholders or stockholders of New Adagio. The interests of the Sponsor may not align with the interests of the Public Shareholders or stockholders of New Adagio in the future (see “Questions and Answers for shareholders of ARYA—What interests do the initial shareholders have in the Business Combination”). The Sponsor and its affiliates are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with New Adagio. The Sponsor and its affiliates may also pursue acquisition opportunities that may be complementary to New Adagio’s business and, as a result, those acquisition opportunities may not be available to New Adagio. In addition, the Sponsor may have an interest in New Adagio pursuing acquisitions, divestitures, and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to New Adagio and its stockholders.
New Adagio will not receive a significant amount of additional funds upon the exercise of the Pre-Funded Warrants; and any exercise of PIPE Warrants or Convert Warrants would increase the number of shares eligible for future resale in the public market and may result in substantial dilution to New Adagio’s stockholders.
In connection with the Closing, New Adagio will issue Pre-Funded Warrants to certain PIPE Investors. Each Pre-Funded Warrant entitles the registered holder thereof to purchase one share of New Adagio Common Stock at a price of $0.01 per share, subject to adjustment, following the closing of the Business Combination. Accordingly, New Adagio will not receive a significant amount of additional funds upon the exercise of the Pre-Funded Warrants. To the extent such Pre-Funded Warrants (or other warrants of New Adagio, such as Base Warrants or Convert Warrants) are exercised, additional shares of New Adagio Common Stock will be issued. In the case of the Pre-Funded Warrants, the additional consideration to be received by New Adagio will be nominal, which will result in substantial dilution to the then existing holders of New Adagio Common Stock and will increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of the New Adagio Common Stock, causing New Adagio’s stock price to decline. For more information sources of dilution, including as a result of exercise of PIPE Warrants or Convert Warrants, please see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.”
There is no public market for the PIPE Warrants or Convert Warrants expected to be issued in connection with the PIPE Financing or the Convertible Security Financing.
There is no public trading market for the PIPE Warrants or Convert Warrants expected to be issued in a private placement in connection with the PIPE Financing or the Convertible Security Financing, and we do not expect a market to develop. In addition, New Adagio does not intend to apply to list the PIPE Warrants or the Convert Warrants on any securities exchange or nationally recognized trading system. Without an active market, the liquidity of the PIPE Warrants or Convert Warrants will be limited.
Holders of the PIPE Warrants purchased in the PIPE Financing or Convert Warrants purchased in the Convertible Security Financing will have no rights as common stockholders until such holders acquire shares of New Adagio Common Stock.
Until holders of the PIPE Warrants or Convert Warrants acquire shares of New Adagio Common Stock upon exercise of the PIPE Warrants or Convert Warrants, holders of the PIPE Warrants or Convert Warrants will have no rights with respect to the shares of New Adagio Common Stock underlying such PIPE Warrants or Convert Warrants. Upon exercise of the PIPE Warrants or Convert Warrants, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.
Significant holders or beneficial holders of New Adagio Common Stock may not be permitted to exercise certain Base Warrants, Pre-Funded Warrants or Convert Warrants that they hold.
A holder of a Pre-Funded Warrant or Convert Warrant will not be entitled to exercise any portion of such warrants which, upon giving effect to such exercise, would cause a holder together with the other Attribution Parties (as defined in the Pre-Funded Warrants, Convert Warrants or Base Warrants) collectively would beneficially own in excess of (i) 9.99% of the shares of New Adagio Common Stock outstanding immediately after giving effect to such exercise in the case of the Base Warrants and the Pre-Funded Warrant, and (ii) 4.99% of the shares of New Adagio Common Stock outstanding immediately after giving effect to such exercise in the case of the Convert Warrants. For purposes of the foregoing sentence, the aggregate number of shares of New Adagio Common Stock beneficially owned by a holder and the other Attribution Parties shall include the number of shares of New Adagio Common Stock held by such holder and all other Attribution Parties plus the number of shares of New Adagio Common Stock issuable upon exercise of the respective warrants with respect to which the determination of such sentence is being made, but shall exclude shares of New Adagio Common Stock which would be issuable upon (A) exercise of the remaining, unexercised portion of the applicable warrant beneficially owned by a holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of New Adagio beneficially owned by a holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation described in the foregoing.
We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A ordinary shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.
On the Closing Date, the trading price per share value of New Adagio Common Stock may be less than the per share value of the Trust Account.
Although the parties to the Business Combination have agreed the relative consideration to be provided to Adagio stockholders and ARYA shareholders on the basis that New Adagio Common Stock is valued at $10.00 per share, the cash backed value per share of New Adagio Common Stock following the Business Combination is expected to be substantially less than $10.00 per share. See “Questions and Answers About for shareholders of ARYA.” The cash held in the Trust Account as of July 8, 2024 was approximately $11.54 per Public Share. Accordingly, Public Shareholders who do not exercise redemption rights will receive New Adagio Common Stock that will have a value to them ascribed by their trading price as of two business days prior to the General Meeting, which may be substantially less than the amount they would have received upon exercise of redemption rights. In particular, the shares of most companies that are the result of a recently completed business combinations between a special purpose acquisition company and an operating company have traded at prices substantially below $10.00 per share. As such, Public Shareholders who do not exercise redemptions right may hold securities that never obtain a value equal to or exceeding the per share value of the Trust Account.
Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.
The fact that we are a blank check company makes compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies. Adagio is not a publicly reporting company required to comply with Section 404 of the Sarbanes-Oxley Act and New Adagio management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to New Adagio after the Business Combination. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether its internal control over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of New Adagio Common Stock. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.
The Business Combination will result in changes to the composition of the board of directors of Adagio, which may affect the strategy of New Adagio.
Upon the consummation of the Business Combination, the composition of the New Adagio Board will change from the current boards of directors of ARYA and Adagio. This new composition of the New Adagio Board may affect New Adagio’s business strategy and operating decisions upon the completion of the Business Combination.

Nasdaq may delist ARYA’s Class A ordinary shares from its exchange prior to the Closing or Nasdaq may not list New Adagio’s securities on its exchange, which could limit investors’ ability to make transactions in ARYA’s Class A ordinary shares or in New Adagio’s securities and subject ARYA or New Adagio, as applicable, to additional trading restrictions.
ARYA is listed on Nasdaq. On January 29, 2024, ARYA received a notice from the staff of the Listing Qualifications Department (the “Listing Department”) of Nasdaq, stating that ARYA failed to hold an annual meeting of shareholders within twelve months of the end of its fiscal year ended December 31, 2022, as required by Nasdaq Listing Rule 5620(a). Additionally, ARYA also received a notice from the staff of the Listing Department of Nasdaq indicating that, unless ARYA timely requests a hearing before the Nasdaq Hearings Panel (the “Panel”), trading of the Class A ordinary shares on the Nasdaq Capital Market would be suspended due to ARYA’s non-compliance with Nasdaq IM-5101-2, which requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its initial public offering registration statement. ARYA timely requested a hearing before the Panel to request sufficient time to complete the Business Combination. Such hearing request resulted in a stay of the suspension or delisting action. Subsequently, on March 26, 2024, ARYA received an additional and separate notice from the staff of the Listing Department of Nasdaq formally notifying ARYA that the deficiency under Nasdaq Listing Rule 5620(a) serves as an additional and separate basis for delisting. The Panel considered both matters at the hearing on April 25, 2024. On May 13, 2024, the Panel issued written notice of its decision to grant ARYA's request for an exception to its listing deficiencies until August 23, 2024 in light of the progress ARYA has made toward closing the Business Combination. The Panel advised ARYA that August 23, 2024 represents the full extent of the Panel's discretion to grant continued listing while ARYA is non-compliant with the Nasdaq's Listing Rules. There can be no assurance that ARYA will be able to satisfy Nasdaq’s continued listing requirements and maintain compliance with other Nasdaq listing requirements prior to or following the consummation of a business combination.
Further, an active trading market for New Adagio’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In connection with the Business Combination, in order to continue to maintain the listing of our securities on Nasdaq, we will be required to demonstrate compliance with Nasdaq’s listing requirements. We will apply to have New Adagio’s securities listed on Nasdaq upon consummation of the Business Combination. We cannot assure you that we will be able to meet all listing requirements of Nasdaq. Even if New Adagio’s securities are listed on Nasdaq, New Adagio may be unable to maintain the listing of its securities in the future.
If Nasdaq delists ARYA’s Class A ordinary shares from trading on its exchange and ARYA is not able to list such securities on another approved national securities exchange, ARYA expects that such securities could be quoted on an over-the-counter market. If this were to occur, ARYA could face significant material adverse consequences, including: (i) a limited availability of market quotations for ARYA’s Class A ordinary shares; (ii) reduced liquidity for ARYA’s Class A ordinary shares; (iii) a determination that ARYA’s Class A ordinary shares are “penny stocks” which will require brokers trading in ARYA’s Class A ordinary shares to adhere to more stringent rules, including being subject to the depository requirements of Rule 419 of the Securities Act, and possibly result in a reduced level of trading activity in the secondary trading market for ARYA’s Class A ordinary shares; (iv) a decreased ability to issue additional securities or obtain additional financing in the future; and (v) a less attractive acquisition vehicle to a target business in connection with an initial business combination.
Each U.S. stock exchange requires issuers applying for initial listing on such exchange to comply with certain initial listing criteria. New Adagio intends to apply for listing on Nasdaq. In order to qualify for initial listing on the Nasdaq Global Market, pursuant to Nasdaq Rule IM-5405 and depending on which listing standard with which New Adagio elects to comply, New Adagio expects to be required to have at least 1.1 million unrestricted publicly held shares, a market value of unrestricted publicly held shares of at least $20 million and 400 unrestricted round lot stockholders. In order to qualify for initial listing on the Nasdaq Capital Market, pursuant to Nasdaq Rule IM-5505 and depending on which listing standard with which New Adagio elects to comply, New Adagio expects to be required to have at least 1 million unrestricted publicly held shares, a market value of unrestricted publicly held shares of at least $5 million and 300 unrestricted round lot stockholders. Irrespective of redemption levels in connection with the Business Combination, ARYA and Adagio expect that New Adagio will comply with applicable initial listing rules of Nasdaq by issuing at Closing a sufficient number of shares of unrestricted New Adagio Common Stock to (i) existing Adagio stockholders that will not be directors, officers and/or 10% or larger stockholders of New Adagio, and (ii) PIPE Investors that have agreed to purchase Class A ordinary shares in the open market and/or not redeem Class A ordinary shares they hold or purchased prior to Closing. See the section entitled “Proposal 4: Adjournment Proposal” for additional information.

Even if New Adagio’s securities are listed on Nasdaq, Nasdaq may take steps to de-list the New Adagio Common Stock. If New Adagio fails to meet the listing requirements and Nasdaq does not list its securities on its exchange, Adagio would not be required to consummate the Business Combination. In the event that Adagio elected to waive this condition, and the Business Combination was consummated without New Adagio’s securities being listed on Nasdaq or on another national securities exchange, New Adagio could face significant material adverse consequences, including, but not limited to:
•	a limited availability of market quotations for New Adagio’s securities;
•	reduced liquidity for New Adagio’s securities;
•
a determination that New Adagio Common Stock is a “penny stock” which will require brokers trading in New Adagio Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Adagio’s securities;

•	a limited amount of news and analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.
The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New Adagio’s securities were not listed on Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.
We are subject to, and New Adagio will be subject to, changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both ARYA’s costs and the risk of noncompliance and will increase both New Adagio’s costs and the risk of non-compliance.
We are, and New Adagio will be, subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in, and New Adagio’s efforts to comply likely will result in, increased general and administrative expenses and a diversion of management time and attention from seeking a business combination target.
Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to New Adagio’s disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.
Reports published by analysts, including projections in those reports that differ from our actual results, as well as the failure of research analysts to publish reports on us, could adversely affect the price and trading volume of our shares.
Securities research analysts may establish and publish their own periodic projections for New Adagio following consummation of the Business Combination. These projections may vary widely and may not accurately predict the results we actually achieve. Our share price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. If no analysts commence coverage of us, the market price and volume for New Adagio Common Stock could be adversely affected.
We may become involved in litigation, including securities class action litigation relating to the proposed Business Combination that may materially adversely affect us.
From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.
Following the Business Combination, the share price of New Adagio Common Stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. Adagio may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on New Adagio’s business, financial condition, and results of operations. Any adverse determination in litigation could also subject New Adagio to significant liabilities.
Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.
We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. As an early stage company without significant investments in data security protection, we may not be sufficiently protected against such occurrences. We may not have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss.
The waiver of deferred underwriting commission by GS despite performing all of its obligations under the Underwriting Agreement may indicate that it may be unwilling to be associated with the disclosure in this proxy statement/prospectus.
In July 2022, GS, one of the underwriters of ARYA’s initial public offering, reached out to ARYA’s management in order to notify ARYA that GS would be unable to serve as an advisor to ARYA in connection with an initial business combination. At that time, ARYA requested that GS, and GS agreed to, waive its entitlement to its respective portion of the deferred underwriting fee payable pursuant to the Underwriting Agreement that ARYA, Jefferies and GS executed in connection with ARYA’s initial public offering. On August 8, 2022, ARYA executed a formal waiver with GS pursuant to which GS waived all rights to its 50% share of the deferred underwriting commissions, which were payable upon completion of an initial business combination and deposited into the trust account established in connection with ARYA’s initial public offering. In connection with the Deferred Fee Waiver, GS also agreed that (i) the Deferred Fee Waiver is not intended to allocate its 50% portion of the deferred underwriting commissions to the other underwriter that has not waived its right to receive its share of the deferred underwriting commissions and (ii) the waived portion of the deferred underwriting commissions can, at the discretion of ARYA, be paid to one or more parties or otherwise be used in connection with an initial business combination. As a result of the Deferred Fee Waiver, the deferred underwriting commissions payable by ARYA upon the consummation of an initial business combination, including the proposed Business Combination with Adagio, will be reduced to $2,616,250, which will be due only to Jefferies. This amount does not include other transaction fees payable by ARYA or Adagio to Jefferies in connection with the Business Combination, PIPE Financing and Convertible Security Financing. For more information, also see “Proposal 1: Business Combination Proposal—Certain Engagements in Connection with the Business Combination and Related Transactions.”
Other than the notification in July 2022, according to which GS would be unable to continue to serve as an advisor to ARYA, and the subsequent execution of the Deferred Fee Waiver on August 8, 2022, GS and ARYA did not discuss the reasons for GS’s forfeiture of fees. GS did not communicate to ARYA, and ARYA does not otherwise believe, that the Deferred Fee Waiver was the result of any dispute or disagreement with ARYA, including any disagreement relating to the disclosure in this proxy statement/prospectus, the scope of its engagements under the Underwriting Agreement or its ability to complete such engagements or any matter relating to ARYA’s or Adagio’s operations, prospects, policies, procedures or practices. The services to be provided by GS pursuant to the Underwriting Agreement related to ARYA’s initial public offering were complete at the time of the Deferred Fee Waiver and GS is therefore gratuitously waiving its right to be compensated in connection with a business combination.

After the closing of ARYA's initial public offering and prior to the execution of the Deferred Fee Waiver, GS was involved in advising the ARYA Board in connection with the identification or evaluation of potential business combination targets and in providing certain financial and merger-related advisory services to ARYA, including in connection with the proposed business combination with Amicus Therapeutics, Inc. that was terminated on February 23, 2022 (for more information see “Proposal 1: Business Combination Proposal—Background of the Business Combination”). However, following the execution of the Deferred Fee Waiver, GS ceased to provide any advisory services to ARYA and ceased to advise ARYA on the identification or evaluation of potential business combination targets. GS did not advise ARYA in any capacity on the proposed Business Combination with Adagio. Further, ARYA did not rely on any work performed by GS to identify or evaluate potential business combination targets when ARYA resumed its search for potential business combinations after GS ceased to advise ARYA following the execution of the Deferred Fee Waiver. Neither Adagio nor the other potential business combination targets that ARYA considered following the execution of the Deferred Fee Waiver were among the potential business combination targets sourced, identified or recommended by GS while GS was advising ARYA. GS did not, and was not engaged to, perform any work for the boards of directors of ARYA or Adagio that is related to the Business Combination and GS was also not involved in the preparation of any disclosure, or analysis underlying disclosure, included in this proxy statement/prospectus. GS therefore claims no role in the Business Combination with Adagio and, by extension, has also not reached out to ARYA to affirmatively disclaim any responsibility for any of the disclosures in this prospectus.
Despite GS not providing any details as to the reasons for the Deferred Fee Waiver when it approached ARYA in 2022, shareholders should be aware that such Deferred Fee Waiver may indicate that GS does not want to be associated with the disclosures in this proxy statement/prospectus or any underlying business analysis related to the transactions described herein. The Deferred Fee Waiver, including the waivers of fees for services that had already been rendered, is unusual and some investors may find the proposed Business Combination with Adagio less attractive as a result of GS not having been involved in the preparation and review of this proxy statement/prospectus. ARYA’s investors will not have the benefit of GS’s independent review and investigation of the disclosures provided in this proxy statement/prospectus. We note that unaffiliated investors are subject to certain material risks as a result of Adagio going public through a merger rather than through an underwritten initial public offering. For more information also see “Risk Factors—Risks Related to the Business Combination and ARYA—The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.” Further, although GS waived its entitlement to any deferred underwriting fee payable pursuant to the Underwriting Agreement, certain provisions of the Underwriting Agreement were not waived by the GS. In particular, GS did not waive its rights to indemnification under the Underwriting Agreement for any losses, claims, damages or liabilities, joint or several, arising out of or based upon an untrue statement or alleged untrue statement of a material fact contained in the filings and communications related to ARYA’s initial public offering or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading. As a result, if any claims, litigation, disputes or other legal proceedings are brought by third parties against GS in relation to its services provided under the Underwriting Agreement, then ARYA (and New Adagio upon consummation of the Business Combination) may be liable to pay for or reimburse GS for such losses and costs it incurs, subject to the limitations set forth in the Underwriting Agreement. In addition, the Underwriting Agreement contains a contribution provision in the event that the indemnity obligations are unavailable or insufficient to hold harmless an indemnified party; however, GS shall not be required to contribute any amount in excess of the amount by which the total price at which the offered securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such underwriter has otherwise been required to pay. Therefore, there can be no assurance that ARYA (or New Adagio following the Business Combination) would have sufficient funds to satisfy such indemnification claims.
Notwithstanding the foregoing, ARYA executed the Deferred Fee Waiver because it believes that such waiver will be beneficial and would reduce the amount of transaction expenses payable in connection with the consummation of an initial business combination by $2,616,250. The ARYA Board did not consider the potential impact of the Deferred Fee Waiver in its assessment of the Business Combination with Adagio, given (a) the timing of the execution of Deferred Fee Waiver in relation to the timing of the negotiations of a business combination agreement with Adagio, (b) that no separate engagement letter was entered into with GS and GS’s obligations therefore being limited in scope solely to the services contemplated by the Underwriting Agreement and its completed services in connection with ARYA’s initial public offering, and (c) that GS did not participate in or provide (and was not required to participate in or provide) advisory services in connection with the identification or evaluation of potential business combination targets, an initial business combination, or the proposed transaction with Adagio.
Therefore, given GS’s lack of involvement in the Business Combination with Adagio and given the fact that ARYA has not provided a copy of the proxy statement/prospectus to GS for review and GS has not provided any response or feedback regarding the disclosure included herein, investors should not rely on the expertise of GS when making an investment decision in connection with the Business Combination and no inference should be drawn on whether GS agrees with the disclosures included in this proxy statement/prospectus, including the disclosure regarding the Deferred Fee Waiver.
For more information regarding the Deferred Fee Waiver, see the section titled “Questions and Answers for Shareholders of ARYA—What are the potential impacts on the Business Combination resulting from Goldman Sachs & Co. LLC’s waiver of its deferred underwriting commission?” or “Summary—Deferred Fee Waiver.”
The fairness opinion obtained by the ARYA Board will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion.
Scalar has provided a fairness opinion to the ARYA Board stating that, as of the date of such opinion, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on review undertaken, and other matters considered by Scalar in preparing such opinion, the Consideration (as defined in such opinion) to be delivered to the Adagio Stockholders pursuant to the Original Business Combination Agreement is fair from a financial point of view to the holders of Class A ordinary shares (other than the Excluded Parties), without giving effect to any impact of the Business Combination on any particular holder of Class A ordinary shares other than in its capacity as a holder of Class A ordinary shares.
The ARYA Board has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus from Scalar, and the ARYA Board does not expect to receive an updated fairness opinion prior to the completion of the Business Combination.
The opinion does not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion, including changes in the operations and prospects of ARYA or Adagio, regulatory or legal changes, general market and economic conditions and other factors that may be beyond the control of ARYA and Adagio and on which the fairness opinion was based, and that may alter the value of ARYA and Adagio or the prices of the Class A ordinary shares or the Adagio Shares prior to consummation of the Business Combination. The value of the Class A ordinary shares and Adagio Shares has fluctuated since, and could be materially different from its value as of, the date of Scalar’s opinion, and Scalar’s opinion does not address the prices at which the shares of New Adagio Common Stock, Class A ordinary shares, Class B ordinary shares or other securities or financial instruments of or relating to ARYA may trade. The opinion does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. ARYA does not anticipate asking Scalar to update Scalar’s opinion, and Scalar does not have an obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events that may have occurred or may occur after the date of the opinion. The written opinion of Scalar is attached as Annex Z to this proxy statement/prospectus and is incorporated by reference herein.
There may be tax consequences to the ARYA Merger that adversely affect Public Shareholders.
Subject to the PFIC rules and the limitations and qualifications described in the section entitled “Material U.S. Federal Income Tax Considerations,” the exchange of Public Shares for shares of New Adagio Common Stock pursuant to the ARYA Merger should (when taken together with the related transactions of the Business Combination) qualify as a Section 351 Exchange.
In addition, the ARYA Merger might independently qualify as a Reorganization. Under Section 368(a) of the Code, a transaction must satisfy certain requirements to qualify as a Reorganization, including, among others, that the acquiring corporation (or, in the case of certain reorganizations structured like the ARYA Merger, New Adagio) must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business. Due to the absence of guidance as to how the provisions of Section 368(a) of the Code apply in the case of an acquisition of a corporation with only investment-type assets, such as ARYA, there is no assurance that the ARYA Merger will also qualify as a Reorganization. Moreover, the qualification of the ARYA Merger as a Reorganization is based on facts which will not be known until at or after the Closing, including certain requirements that could depend on the amount of cash used to redeem Public Shares prior to the ARYA Merger Effective Time. As a result, no opinion is being provided as to whether the ARYA Merger constitutes a Reorganization.
The Closing is not conditioned upon the receipt of an opinion of counsel that the ARYA Merger qualifies as a Section 351 Exchange or a Reorganization, and neither ARYA nor ListCo intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the ARYA Merger. The IRS may disagree with the descriptions of U.S. federal income tax consequences contained herein, and its determination may be upheld by a court. Any such determination could subject Public Shareholders to U.S. federal income tax consequences that would be different than those described herein. Accordingly, no assurance can be given that the ARYA Merger should qualify as a Section 351 Exchange or a Reorganization.
Even if the ARYA Merger qualifies as a Section 351 Exchange or is a Reorganization, proposed Treasury Regulations promulgated under Section 1291(f) of the Code and certain other PFIC rules (which have retroactive effective dates) generally require that a U.S. person who disposes of stock of a PFIC must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. ARYA believes that it is likely classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. holder of Public Shares to recognize gain under the PFIC rules on the exchange of Public Shares for shares of New Adagio Common Stock unless such U.S. holder has made certain tax elections with respect to its Public Shares. Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash. The tax on any such gain would be imposed at the rate applicable to ordinary income, and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. holder on the undistributed earnings, if any, of ARYA. At this time, it is not possible to determine whether, in what form and with what effective date final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.
For a more complete discussion of the potential application of the PFIC rules to U.S. holders as a result of the ARYA Merger, see the section entitled “Material U.S. Federal Income Tax Considerations—Tax Consequences of the ARYA Merger and Exercising Redemption Rights—Effects of the PFIC Rules on U.S. Holders.” Public Shareholders are urged to consult their tax advisors for the tax consequences of the ARYA Merger to their particular situation. For a more detailed description of the U.S. federal income tax consequences associated with the ARYA Merger, please see the section entitled “Material U.S. Federal Income Tax Considerations.”
Risks Related to Redemptions
Throughout this section, unless otherwise indicated or the context otherwise requires, references to “ARYA,” “we,” “us,” “our” and other similar terms refer to ARYA Sciences Acquisition Corp IV prior to the Business Combination and to New Adagio and its subsidiaries following the Closing.
Public Shareholders who wish to redeem their Public Shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their Public Shares for a pro rata portion of the funds held in the Trust Account.
A Public Shareholder will be entitled to receive cash for any Public Shares to be redeemed only if such Public Shareholder: (i) holds Public Shares; (ii) submits a written request to the Transfer Agent in which it (a) requests that New Adagio redeem all or a portion of its Public Shares for cash, and (b) identifies itself as a beneficial holder of the Public Shares and provides its legal name, phone number and address; and (iii) delivers its Public Shares to the Transfer Agent physically or electronically through DTC. Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and the Transfer Agent will need to act to facilitate this request. It is ARYA’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because ARYA does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, Public Shareholders who wish to redeem their Public Shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.
If the Business Combination is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its shares to the Transfer Agent, New Adagio will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account established at the consummation of our initial public offering, calculated as of two business days prior to the consummation of the Business Combination. Please see the section entitled “Annual General Meeting of ARYA Shareholders—Redemption Rights” for additional information on how to exercise your redemption rights.
If a Public Shareholder fails to receive notice of ARYA’s offer to redeem Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.
If, despite ARYA’s compliance with the proxy rules, a Public Shareholder fails to receive ARYA’s proxy materials, such Public Shareholder may not become aware of the opportunity to redeem his, her or its Public Shares. In addition, the proxy materials that ARYA is furnishing to holders of Public Shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem the Public Shares. In the event that a Public Shareholder fails to comply with these procedures, its Public Shares may not be redeemed. Please see the section entitled “Annual General Meeting of ARYA Shareholders—Redemption Rights” for additional information on how to exercise your redemption rights.
ARYA does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination even if a substantial majority of ARYA’s shareholders do not support it.
The Business Combination may impose a minimum cash requirement for (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. As a result, ARYA may be able to complete the Business Combination even though a substantial portion of Public Shareholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, directors or officers or their affiliates. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of Public Shares by ARYA or the persons described above have been entered into with any such investor or holder. ARYA will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons. For more information, also see “—The Sponsor, as well as Adagio, and their respective directors, officers, advisors and their affiliates may elect to purchase Public Shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our Class A ordinary shares.”
If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the Public Shares.
A Public Shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the Public Shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, ARYA will require each Public Shareholder seeking to exercise redemption rights to certify to ARYA whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to ARYA at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which ARYA makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over ARYA’s ability to consummate the Business Combination and you could suffer a material loss on your investment in ARYA if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if ARYA consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the Public Shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. ARYA cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the Public Shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge ARYA’s determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.
However, ARYA’s shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.
There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.
ARYA can give no assurance as to the price at which a shareholder may be able to sell its Public Shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in ARYA share price, and may result in a lower value realized now than a shareholder of ARYA might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own financial advisor for assistance on how this may affect his, her or its individual situation.
Risks if the Adjournment Proposal is Not Approved
Throughout this section, unless otherwise indicated or the context otherwise requires, references to “ARYA,” “we,” “us,” “our” and other similar terms refer to Arya Sciences Acquisition Corp IV prior to the Business Combination and to New Adagio and its consolidated subsidiaries following the Closing.
If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Merger, the ARYA Board will not have the ability to adjourn the General Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.
The ARYA Board is seeking approval to adjourn the General Meeting to a later date or dates if, at the General Meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, the ARYA Board will not have the ability to adjourn the General Meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

ANNUAL GENERAL MEETING OF ARYA SHAREHOLDERS
General
ARYA is furnishing this proxy statement/prospectus to ARYA’s shareholders as part of the solicitation of proxies by the ARYA Board for use at the General Meeting of ARYA shareholders to be held on [•], 2024, and at any adjournment thereof.
This proxy statement/prospectus is first being furnished to ARYA’s shareholders on or about [•], 2024 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides ARYA’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the General Meeting.
Date, Time and Place
The General Meeting will be held at [•] [a.m./p.m.], Eastern Time, on [•], 2024 at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, or at such other time, on such other date, and at such other place to which the meeting may be adjourned.
Shareholders may attend the General Meeting in person. If you wish to attend the General Meeting in person, you must reserve your attendance at least two business days in advance of the General Meeting by contacting ARYA’s Secretary at ARYA4@perceptivelife.com by 9:30 a.m., Eastern Time, on [•], 2024.
You can pre-register to attend the virtual General Meeting starting [•], 2024 at 9:30 a.m., Eastern Time (three business days prior to the meeting date). Enter the URL address into your browser https://www.cstproxy.com/arya4/egm2024, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the General Meeting you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the General Meeting.
Shareholders who hold their investments through a bank or broker, will need to contact the Transfer Agent to receive a control number. If you plan to vote at the General Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, the Transfer Agent will issue you a guest control number with proof of ownership. Either way you must contact the Transfer Agent for specific instructions on how to receive the control number. The Transfer Agent can be contacted at 917-262-2373, or via email at proxy@continentalstock.com. Please allow up to 72 hours prior to the meeting for processing your control number.
If you do not have access to the Internet, you can listen only to the meeting by dialing +1 800-450-7155 (toll-free) (or +1 857-999-9155 if you are located outside the United States and Canada (standard rates apply)) and when prompted enter the pin number 7219357#. Please note that you will not be able to vote or ask questions at the General Meeting if you choose to participate telephonically.
Purpose of the General Meeting
At the General Meeting, ARYA is asking holders of ARYA Shares to consider and vote upon:
•	The Business Combination Proposal;
•	The ARYA Merger Proposal;
•	The Director Election Proposal; and
•	The Adjournment Proposal.
Each of the Business Combination Proposal and the ARYA Merger Proposal is conditioned upon the approval and adoption of the other Condition Precedent Proposal. The Director Election Proposal and the Adjournment Proposal are not conditioned on any other proposal.
Recommendation of the ARYA Board
The ARYA Board believes that the Business Combination Proposal and the other proposals to be presented at the General Meeting are in the best interest of ARYA and its shareholders and recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the ARYA Merger Proposal, “FOR” the Director Election Proposal (in the case of the holders of the Class B ordinary shares) and “FOR” the Adjournment Proposal, in each case, if presented at the General Meeting.

The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.
Voting Power; Record Date; Outstanding Shares; Shareholders Entitled to Vote
ARYA shareholders will be entitled to vote or direct votes to be cast at the General Meeting if they owned ARYA Shares at the close of business on [•], 2024, which is the Record Date for the General Meeting. Shareholders will have one vote for each ARYA Share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. As of the close of business on the Record Date, there were 7,536,516 ARYA Shares issued and outstanding, of which 3,799,016 were Class A ordinary shares and 3,737,500 were Class B ordinary shares.
Pursuant to the Sponsor Letter Agreement, the Sponsor, the members of the ARYA Board and the executive officers of ARYA have agreed to, among other things, vote all of their ARYA Shares in favor of the proposals being presented at the General Meeting. As of the date of this proxy statement/prospectus, the initial shareholders own approximately 56.2% of the issued and outstanding ARYA Shares. See “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Sponsor Letter Agreement” in this proxy statement/prospectus for more information related to the Sponsor Letter Agreement.
Only holders of Class B ordinary shares may vote on the appointment of directors and our initial shareholders hold all issued and outstanding Class B ordinary shares.
Quorum and Required Vote for Proposals for the General Meeting
A quorum of ARYA shareholders is necessary to hold a valid meeting. A quorum will be present at the General Meeting if one or more shareholders who together hold not less than a majority of the issued and outstanding ARYA Shares entitled to vote at the General Meeting are represented in person or by proxy (or if a corporation or other non-natural person by duly authorized representative or proxy) at the General Meeting. As of the Record Date, 3,768,259 ARYA Shares would be required to achieve a quorum. As of the Record Date, the initial shareholders owned of record an aggregate of 4,236,500 ARYA Shares, representing approximately 56.2% of the issued and outstanding ARYA Shares. Therefore, no additional Public Shares are required to establish a quorum.
The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter.
The approval of the ARYA Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, the proposed amendments to the provisions of the Existing Governing Documents governing the appointment or removal of directors prior to ARYA’s initial business combination may only be amended by a special resolution passed by holders representing at least two-thirds (2/3) of the outstanding Class B ordinary shares who attend and vote in person or represented by proxy at the General Meeting.
The approval of the Director Election Proposal requires an ordinary resolution, being a resolution passed by a simple majority of the votes cast by, or on behalf of the holders of the Class B ordinary shares. Only holders of Class B ordinary shares may vote on the appointment of directors and our initial shareholders hold all issued and outstanding Class B ordinary shares.
The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter.
Each of the Business Combination Proposal and the ARYA Merger Proposal is conditioned upon the approval and adoption of the other Condition Precedent Proposal. The Director Election Proposal and Adjournment Proposal

are not conditioned on any other proposal. Assuming that all shareholders who are entitled to do so attend the General Meeting and vote, the approval of each of the Business Combination Proposal and the Adjournment Proposal would not require the affirmative vote of any Public Shareholder in addition to the affirmative vote of the initial shareholders. Assuming that all shareholders who are entitled to do so attend the General Meeting and vote, the affirmative vote of 787,845 of the Public Shares, in addition to the affirmative vote of the initial shareholders, would be required to approve the ARYA Merger Proposal.
Abstentions and Broker Non-Votes
Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to ARYA but marked by brokers as “not voted” will be treated as ARYA Shares present for purposes of determining the presence of a quorum on all matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the General Meeting, and otherwise will have no effect on a particular proposal. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the Business Combination Proposal or any of the other Condition Precedent Proposals.
Voting Your Shares
Each ARYA Share that you own in your name entitles you to one vote. Your proxy card shows the number of ARYA Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
There are three ways to vote your ARYA Shares at the General Meeting:
•
You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign, date and return the proxy card without indicating how you wish to vote, your shares will be voted as recommended by the ARYA Board “FOR” the Business Combination Proposal, “FOR” the ARYA Merger Proposal, “FOR” the Director Election Proposal (in the case of the holders of the Class B ordinary shares) and “FOR” the Adjournment Proposal, in each case, if presented at the General Meeting. Your proxy card must be received by ARYA not less than 48 hours before the scheduled time of the General Meeting or any adjournment thereof at which the person named in the proxy card proposes to vote. Proxy cards received after this time will not be counted.

•
You can attend the General Meeting and vote in person. You will receive a ballot when you arrive. However, if your ARYA Shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way ARYA can be sure that the broker, bank or nominee has not already voted your ARYA Shares.

•
You can vote electronically. You may attend, vote and examine the list of shareholders entitled to vote at the General Meeting by visiting https://www.cstproxy.com/arya4/egm2024 and entering the control number found on your proxy card.

Revoking Your Proxy; Changing Your Vote
If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:
•
You may send another proxy card with a later date provided that it is received by ARYA not less than 48 hours before the scheduled time of the General Meeting or any adjournment thereof at which the person named in the proxy card proposes to vote;

•	You may notify ARYA’s Secretary by writing to ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York 10003, before the General Meeting that you have revoked your proxy; or
•	You may attend the General Meeting, revoke your proxy, and vote in person, as indicated above.
Who Can Answer Your Questions About Voting Your Shares
If you are an ARYA shareholder and have any questions about how to vote or direct a vote in respect of your ARYA Shares, you may call Morrow Sodali, our proxy solicitor, by calling (800) 662-5200 (toll-free), or banks and brokers can call (203) 658-9400, or by emailing ARYD.info@investor.morrowsodali.com.

Redemption Rights
Pursuant to the Existing Organizational Documents, a Public Shareholder may request that ARYA redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. If the Business Combination is approved, ARYA will cause any Public Shares that have been validly tendered or delivered for redemption on the Closing Date, to be redeemed prior to the ARYA Merger Effective Time. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:
(i)	hold Public Shares; and
(ii)
prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting), (a) submit a written request to the Transfer Agent in which you (i) request that ARYA redeem all or a portion of your Public Shares for cash, and (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and (b) deliver your Public Shares to the Transfer Agent, physically or electronically through DTC.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. Public Shareholders may seek to have their Public Shares redeemed by ARYA, regardless of whether they vote for or against the Business Combination Proposal or any other proposal and whether they held ARYA Shares as of the Record Date or acquired them after the Record Date. Any Public Shareholder who holds ARYA Shares on or before [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata portion of the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination and including interest earned on the funds held in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes, based on funds in the Trust Account of approximately $38,087,853 on July 8, 2024, the estimated per share redemption price is expected to be approximately $11.54. A Public Shareholder who has properly tendered or delivered his, her or its Public Shares for redemption will be entitled to receive his, her or its pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such shares only if the Business Combination is completed. If the Business Combination is not completed, the redemptions will be canceled and the tendered shares will be returned to the relevant Public Shareholders as appropriate. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own any shares.
Public Shareholders who seek to redeem their Public Shares must demand redemption no later than 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the initially scheduled vote at the General Meeting) by (a) submitting a written request to the Transfer Agent that ARYA redeem such holder’s Public Shares for cash, (b) affirmatively certifying in such request to the Transfer Agent for redemption if such holder is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to ARYA Shares and (c) tendering or delivering their ARYA Shares, either physically or electronically through the DWAC system, at the holder’s option, to the Transfer Agent prior to the General Meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered or delivered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by ARYA.
Any request for redemption, once made by a holder of Public Shares, may not be withdrawn following the Redemption Deadline unless the ARYA Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). Furthermore, if a Public Shareholder demands redemption of such shares and subsequently decides prior to the Redemption Deadline not to elect to exercise such rights, he or she may simply request that the Transfer Agent return the shares (physically or electronically).

Any corrected or changed written demand of redemption rights must be received by ARYA’s Secretary two business days prior to the vote taken on the Business Combination Proposal at the General Meeting. No demand for redemption will be honored unless the Public Shareholder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the initially scheduled vote at the General Meeting.
Public Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates (if any) and other redemption forms should allow sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is ARYA’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, ARYA does not have any control over this process and it may take longer than two weeks. Shareholders who hold their shares in “street name” will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
A Public Shareholder will be entitled to receive cash for these shares only if the shareholder properly demands redemption as described above and the Business Combination is completed. If a Public Shareholder properly seeks redemption and the Business Combination is completed, ARYA will redeem these shares for cash and the holder will no longer own these shares following the Business Combination. If the Business Combination is not completed for any reason, then the Public Shareholders who exercised their redemption rights will not be entitled to receive cash for their shares. In such case, ARYA will promptly return any shares delivered by the Public Shareholders. The closing price of the Public Shares on July 8, 2024 was $11.52. The cash held in the Trust Account as of July 8, 2024 was approximately $11.54 per Public Share. Prior to exercising redemption rights, shareholders should verify the market price of Public Shares as they may receive higher proceeds from the sale of their shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. ARYA cannot assure its shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares. A Public Shareholder who properly exercises its redemption rights pursuant to the procedures set forth herein will be entitled to receive a full pro rata portion of the aggregate amount then on deposit in the Trust Account, less any amounts necessary to pay ARYA’s taxes.
Appraisal Rights under the Cayman Islands Companies Act
Holders of record of ARYA Shares may have appraisal rights in connection with the Business Combination under the Cayman Islands Companies Act. In this proxy statement/prospectus, these appraisal or dissent rights are sometimes referred to as “Dissent Rights.”
Holders of record of ARYA Shares wishing to exercise such statutory dissenter rights and make a demand for payment of the fair value for his, her or its ARYA Shares must give written objection to the ARYA Merger to ARYA prior to the shareholder vote to approve the ARYA Merger and follow the procedures set out in Section 238 of the Cayman Islands Companies Act. These statutory appraisal rights are separate to and mutually exclusive of the right of ARYA Shareholder to demand that their Public Shares are redeemed for cash for a pro rata share of the funds on deposit in the Trust Account (including interest earned but net of taxes payable) in accordance with the Existing Governing Documents. It is possible that if an ARYA shareholder exercises appraisal rights, the fair value of the ARYA Shares determined under Section 238 of the Cayman Islands Companies Act could be more than, the same as, or less than that such holder would obtain if they exercised their redemption rights as described herein. ARYA believes that such fair value would equal the amount that ARYA shareholders would obtain if they exercise their redemption rights as described herein.
ARYA shareholders need not vote against any of the proposals at the General Meeting in order to exercise appraisal rights under the Cayman Islands Companies Act. An ARYA shareholder which elects to exercise appraisal rights must do so in respect of all of the ARYA Shares that person holds and will lose their right to exercise their redemption rights as described herein.
At the ARYA Merger Effective Time, the shares held by the dissenting ARYA shareholders (the “Dissenting ARYA Shares”) will automatically be cancelled by virtue of the ARYA Merger, and each dissenting ARYA shareholder will thereafter cease to have any rights with respect to such shares, except the right to be paid the fair value of such shares and such other rights as are granted by the Cayman Islands Companies Act. Notwithstanding the foregoing, if any such holder shall have failed to perfect or prosecute or shall have otherwise waived, effectively withdrawn or lost his, her or its rights under Section 238 of the Cayman Islands Companies Act (including in the circumstances described in the immediately following paragraph) or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Islands Companies Act, then the right of such holder to be paid the fair value of such holder’s Dissenting ARYA Shares under Section 238 of the Cayman Islands Companies Act will cease, the shares will no longer be considered Dissenting ARYA Shares and such holder’s former ARYA Shares will thereupon be deemed to have been converted as of the ARYA Merger Effective Time into the right to receive the merger consideration comprising one New Adagio Common Stock for each ARYA Share, without any interest thereon. As a result, such ARYA shareholder would not receive any cash for their ARYA Shares and would become a shareholder of New Adagio.
In the event that any ARYA shareholder delivers notice of their intention to exercise Dissent Rights, ARYA, New Adagio and ARYA Merger Sub may, in their sole discretion, elect to delay the consummation of the ARYA Merger in order to invoke the limitation on dissenter rights under Section 239 of the Cayman Islands Companies Act. Section 239 of the Cayman Islands Companies Act states that no such dissenter rights shall be available in respect of shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent provided that the merger consideration for the ARYA Shares constitutes inter alia shares of any company which at the effective date of the merger are listed on a national securities exchange. In circumstances where the limitation under Section 239 of the Cayman Islands Companies Act is invoked, no Dissent Rights would be available to ARYA shareholders, including those ARYA shareholders who previously delivered a written objection to the ARYA Merger prior to the General Meeting and followed the procedures set out in Section 238 of the Cayman Islands Companies Act in full up to such date, and such holder’s former ARYA Shares will thereupon be deemed to have been converted as of the ARYA Merger Effective Time into the right to receive the merger consideration comprising one New Adagio Common Stock for each ARYA Share, without any interest thereon. Accordingly, ARYA shareholders are not expected to ultimately have any appraisal or dissent rights in respect of their ARYA Shares and the certainty provided by the redemption process may be preferable for Public Shareholders wishing to exchange their Public Shares for cash.
Proxy Solicitation Costs
ARYA is soliciting proxies on behalf of the ARYA Board. This solicitation is being made by mail but also may be made by telephone or in person. ARYA and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. ARYA will bear the cost of the solicitation.
ARYA has engaged Morrow as proxy solicitor to assist in the solicitation of proxies. ARYA has agreed to pay Morrow a fee of $15,000, plus disbursements, and will reimburse Morrow for its reasonable out-of-pocket expenses and indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses.
ARYA will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. ARYA will reimburse them for their reasonable expenses.
ARYA Initial Shareholders’ Transactions
As of the date of this proxy statement/prospectus, there are 7,536,516 ARYA Shares issued and outstanding, which includes an aggregate of 499,000 Private Placement Shares held by the Sponsor and 3,737,500 Class B ordinary shares held by the initial shareholders, including Sponsor.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates, may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals presented at the General Meeting, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Adagio and/or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the ARYA Merger Proposal and the Adjournment Proposal are approved by the requisite majorities and (ii) otherwise limit the number of Public Shares electing to redeem.
Entering into any such arrangements may have a depressive effect on the ARYA Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the General Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSAL 1: BUSINESS COMBINATION PROPOSAL
Overview
We are asking our shareholders to adopt and approve the Business Combination Agreement, certain related agreements and the transactions contemplated by the Business Combination Agreement (including the Business Combination). ARYA shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A and Annex B to this proxy statement/prospectus, and the transactions contemplated by the Business Combination Agreement. Please see “—The Business Combination Agreement” below for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.
Because we are holding a shareholder vote on the Business Combination, we may consummate the Business Combination only if it is approved by the affirmative vote of at least a majority of the votes cast by the holders of the issued ARYA Shares present in person or represented by proxy at the annual general meeting and entitled to vote on such matter.
The Business Combination Agreement
This subsection of this proxy statement/prospectus describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A and Annex B to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.
The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules (which we refer to, collectively, as the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries of the representations and warranties in this proxy statement/prospectus as characterizations of the actual state of facts about ARYA, ListCo, ARYA Merger Sub, Company Merger Sub, Adagio or the business of investigating, researching, developing, testing, seeking, applying for and maintaining regulatory permits, commercializing, manufacturing, selling and marketing ablation technologies for the treatment of cardiac arrhythmias, including atrial fibrillation, atrial flutter, and ventricular tachycardia arising out of Adagio.
On February 13, 2024, ARYA, ListCo, ARYA Merger Sub, Company Merger Sub and Adagio entered into the Business Combination Agreement, which provides, among other things, that the parties to the Business Combination Agreement will (a) execute and cause to be filed with the Registrar of Companies of the Cayman Islands, the plan of merger, pursuant to which ARYA Merger Sub will merge with and into ARYA, with ARYA as the surviving company (the “ARYA Merger” and the effective time thereof, the “ARYA Merger Effective Time”) and (b) execute and cause to be filed with the Secretary of State of the State of Delaware, a certificate of merger, pursuant to which Company Merger Sub will merge with and into Adagio, with Adagio as the surviving company (the “Adagio Merger” and the effective time thereof, the “Adagio Merger Effective Time”) and with each of ARYA and Adagio becoming a wholly owned subsidiary of ListCo.

Consideration to be Received in the Business Combination
In consideration of the consummation of the Business Combination, among other things:
i.
Perceptive PIPE Investor will contribute its Bridge Financing Notes, any interest that has been accruing and will remain unpaid on the Bridge Financing Notes and an additional cash investment of approximately $8,070,575 (which amount will be reduced by up to approximately $1,070,575 subject to Additional Financing raised) to ListCo in exchange for shares of New Adagio Common Stock and/or PIPE Warrants based on the purchase price in the PIPE Financing;

ii.
immediately prior to the Adagio Merger Effective Time: (a) each warrant of Adagio (other than the Pre-Funded Warrants for Series E Preferred Shares) will be either (x) terminated or (y) “net” exercised in exchange for shares of Adagio Common Stock, determined in accordance with the terms of the applicable warrant agreement; (b) the Adagio Convertible Note, including any accrued and unpaid interest thereon, will be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms thereof; and (c) each issued and outstanding share of Adagio Preferred Stock will be converted into a number of shares of Adagio Common Stock as determined by the Adagio Preferred Stock Conversion;

iii.
at the ARYA Merger Effective Time: (a) each issued and outstanding Class A ordinary share will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, 499,000 of which will be issued to the Sponsor in exchange for the private placement Class A ordinary shares held by it; and (b) each issued and outstanding Class B ordinary share will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares that will be forfeited by the Sponsor and issued by ListCo to the PIPE Investors, and 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject to Share Trigger Price Vesting; and

iv.
at the Adagio Merger Effective Time: (a) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the DGCL are properly exercised and not withdrawn), will be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement; (b) each Pre-Funded Warrant for Series E Preferred Shares that is issued and outstanding immediately prior to the Adagio Merger Effective Time shall be automatically canceled and extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement (c) (i) all In-the-Money Adagio Options will be automatically cancelled and extinguished in exchange for options to purchase an aggregate number of shares of New Adagio Common Stock equal to (x) the number of shares of Adagio Common Stock subject to the corresponding In-the-Money Adagio Option immediately prior to the Adagio Merger Effective Time, multiplied by (y) the applicable exchange ratio, and shall have (ii) have an exercise price per share of New Adagio Common Stock (rounded up to the nearest whole cent) subject to such In-the-Money Adagio Option equal to (A) the exercise price per Adagio Common Stock applicable to the corresponding In-the-Money Adagio option immediately prior to the Adagio Merger Effective Time, divided by (B) the applicable exchange ratio; and (d) all Adagio equity awards and all Adagio options other than In-the-Money Adagio Options (whether vested or unvested) will be automatically cancelled and extinguished for no consideration and each holder thereof shall cease to have any rights with respect thereto,

Aggregate New Adagio Proceeds
The Aggregate Transaction Proceeds will be used for general corporate purposes after the Business Combination.
Closing of the Business Combination
The Closing of the transactions contemplated by the Business Combination Agreement is required to take place electronically by exchange of the closing deliverables as promptly as reasonably practicable, but in no event later than the third business day following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions described below under the section entitled “—Conditions to Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as Adagio and ARYA may agree in writing.

Conditions to Closing of the Business Combination
Conditions to Each Party’s Obligations
The respective obligations of each party to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction or, if permitted by applicable law, the waiver by the party for whose benefit such condition exists of the following conditions:
•	no order or law preventing the consummation of the transactions contemplated by the Business Combination Agreement shall be in effect;
•
this proxy statement/prospectus shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and remain in effect with respect to this proxy statement/prospectus, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

•
the approval of the holders of the requisite number of Class A ordinary shares and Class B ordinary shares entitled to vote being obtained in accordance with ARYA’s governing documents and applicable law for the Business Combination Proposal and the ARYA Merger Proposal;

•
ListCo’s initial listing application with Nasdaq in connection with the transactions contemplated by the Business Combination Agreement shall have been conditionally approved and, immediately following the Adagio Merger Effective Time, ListCo satisfying any applicable initial and continuing listing requirements of Nasdaq, and ListCo not having received any notice of non-compliance in connection therewith that has not been cured prior to, or would not be cured at or immediately following, the Adagio Merger Effective Time, and the New Adagio Common Stock (including, for the avoidance of doubt, the New Adagio Common Stock to be issued pursuant to the Mergers) shall have been approved for listing on Nasdaq;

•
after giving effect to the transactions contemplated by the Business Combination Agreement (including the PIPE Financing, the financing pursuant to the Bridge Financing Notes and the Convertible Security Financing), ListCo shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Adagio Merger Effective Time (provided the Redemption Limitation has not been validly removed from the Existing Governing Documents prior to the Closing Date); and

•	the Aggregate Transaction Proceeds shall be equal to or greater than $50,000,000.
Other Conditions to the Obligations of ARYA
The obligations of the ARYA Parties to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction, or, if permitted by applicable law, the waiver by ARYA (on behalf of itself and the other ARYA Parties) of the following further conditions:
•	Adagio shall not be in material breach of any of the covenants and agreements to be performed by Adagio under the Business Combination Agreement at or prior to the Closing;
•
the representations and warranties of Adagio in respect of organization and qualification, capitalization, authority, absence of changes (other than the representation and warranty that during the period beginning on December 31, 2022 and ending on the date of the Business Combination Agreement that no Adagio Material Adverse Effect (as defined below) has occurred) and brokers shall be true and correct in all material respects as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date);

•
the representation and warranty of Adagio that during the period beginning on December 31, 2022 and ending on the date of the Business Combination Agreement that no Adagio Material Adverse Effect has occurred, shall be true and correct in all respects as of the date of the Business Combination Agreement and the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date);

•
the representations and warranties of Adagio set forth in Article 3 of the Business Combination Agreement, other than the representations and warranties set forth in the two immediately preceding bullet points, shall be true and correct (without giving effect to any limitation as to “materiality” or Adagio Material Adverse Effect or any similar limitation set forth herein) in all respects as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct would not have a Adagio Material Adverse Effect;

•	since the date of the Business Combination Agreement, no Adagio Material Adverse Effect has occurred; and
•
ARYA must have received a certificate duly executed by an authorized officer of Adagio, dated as of the Closing Date, confirming that the conditions set forth in the first five bullet points in this section have been satisfied, in a form and substance reasonably satisfactory to ARYA.

Other Conditions to the Obligations of Adagio
The obligations of Adagio to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction, or, if permitted by applicable law, the waiver by Adagio of all of the following further conditions:
•
none of the ARYA Parties shall be in material breach of any of their respective covenants and agreements to be performed or complied with by them under the Business Combination Agreement at or prior to the Closing;

•
the representations and warranties of the ARYA in respect of organization and qualification, capitalization, authority, brokers, and capitalization of the ARYA Parties (other than in respect of the disclosure of all indebtedness for borrowed money of ARYA) shall be true and correct in all material respects as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date);

•
the representation and warranty that during the period beginning on March 2, 2021 and ending on the date of the Business Combination Agreement, that no ARYA Material Adverse Effect (as defined below) has occurred, shall be true and correct in all respects as of the date of the Business Combination Agreement and the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects of such earlier date);

•
the representations and warranties of the ARYA Parties set forth in Article 4 of the Business Combination Agreement (other than the representations and warranties set forth in the two immediately preceding bullet points) shall be true and correct in all respects as of the date of the Business Combination Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct would not have an ARYA Material Adverse Effect;

•
Adagio must have received a certificate duly executed by an authorized officer of ARYA, dated as of the Closing Date, confirming that the conditions set forth in the first four bullet points in this section have been satisfied, in a form and substance reasonably satisfactory to Adagio; and

•
the Sponsor shall have performed or complied in all material respects with all agreements and covenants required by the Sponsor Letter Agreement to be performed or complied with by the Sponsor on or prior to the ARYA Merger Effective Time, except where the failure by the Sponsor to so perform or comply would not materially and adversely affect the parties’ ability to consummate the transactions contemplated by the Business Combination Agreement.

Representations and Warranties
Under the Business Combination Agreement, Adagio made customary representations and warranties to ARYA with respect to Adagio and its subsidiaries (the “Adagio Entities”) relating to, among other things: their existence and power; capitalization; authorization; financial statements, absence of undisclosed liabilities; consents and approvals; licenses and permits; material contracts; absence of changes; litigation; compliance with applicable laws; employee plans; environmental matters; intellectual property; labor matters; insurance; tax matters; finders’ fees; real and personal property; transactions with affiliates; data privacy and security; material suppliers; compliance with international trade and anti-corruption laws; information supplied; regulatory compliance and medical device laws and investigations.
Under the Business Combination Agreement, the ARYA Parties, jointly and severally made customary representations and warranties to Adagio with respect to the ARYA Parties relating to, among other things: their existence and power; authorization; consents and approvals; finders’ fees; information supplied; capitalization; SEC filings; the trust account; transactions with affiliates; litigation; compliance with applicable laws; absence of changes; business activities; internal controls, listing and financial statements; absence of undisclosed liabilities; tax matters; the Investment Company Act; CFIUS foreign person status; compliance with internal trade and anti-corruption laws and investigations.
Material Adverse Effect
Under the Business Combination Agreement, certain representations and warranties of the Adagio Entities and the ARYA Parties are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of the Adagio Entities and the ARYA Parties are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.
Pursuant to the Business Combination Agreement, an “Adagio Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Adagio Entities, taken as a whole, or (b) the ability of Adagio to consummate the transactions contemplated by the Business Combination Agreement in accordance with the terms thereof. However, with respect to the business, results of operations or financial condition of the Adagio Entities, taken as a whole, no adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to following shall be taken into account in determining whether an Adagio Material Adverse Effect has occurred or is reasonably likely to occur:
i.	general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally;
ii.
any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism;

iii.
changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries;

iv.	changes in any applicable laws;
v.	any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Adagio Entity operates;
vi.
the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Adagio Entity with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the condition set forth in Section 6.2(a) of the Business Combination Agreement to the extent it relates to such representations and warranties); and
vii.
any failure by any Adagio Entity to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or

viii.
any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or clause (viii) may be taken into account in determining whether an Adagio Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on the Adagio Entities relative to other participants operating in the industries or markets in which the Adagio Entities operate.

Pursuant to the Business Combination Agreement, an “ARYA Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of the ARYA Parties to consummate the transactions contemplated by the Business Combination Agreement in accordance with the terms thereof. Notwithstanding the foregoing or anything to the contrary within the Business Combination Agreement:
i.
in no event shall (a) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement (provided that the exception in this clause (a) shall not apply to the representations and warranties set forth in Section 4.3(b) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the condition set forth in Section 6.3(a) of the Business Combination Agreement to the extent it relates to such representations and warranties), (b) any redemptions by ARYA shareholders, in and of itself, or (c) any breach of any covenants, agreements or obligations of a strategic investor under any strategic financing agreement (including any breach of a strategic investor’s (other than the Sponsor and its affiliates) obligations to fund any amounts thereunder when required), in and of itself, constitute an ARYA Material Adverse Effect; and

ii.
no change, event, effect or occurrence that is generally applicable to “SPACs” shall be taken into account in determining whether an ARYA material adverse effect has occurred or is reasonably likely to occur, except to the extent any such change, event, effect or occurrence has or would reasonably be expected to have a disproportionate adverse effect on ARYA relative to other similarly situated “SPACs.”

Covenants of the Parties
Covenants of Adagio Prior to Closing
Adagio made certain covenants under the Business Combination Agreement, including, among others, the following:
•
Adagio shall, and shall cause its subsidiaries to, except as expressly contemplated by the Business Combination Agreement or any ancillary document, as required by applicable law, or as consented to in writing by ARYA (such consent not to be unreasonably withheld, conditioned or delayed), (i) operate its business in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact the business organization, assets, properties and business relations of Adagio and its subsidiaries;

•	subject to certain exceptions, prior to the Closing, Adagio will, and will cause its affiliates to, not do any of the following without ARYA’s consent:
•
declare, set aside, make or pay any dividend on or make any other distribution or payment in respect of any equity securities of any Adagio Entity or repurchase or redeem any outstanding equity securities of any Adagio Entity;

•
merge, consolidate, combine or amalgamate any Adagio Entity with any person or purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Adagio Entity in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

•	amend, modify, restate or supplement the governing documents of any Adagio Entity or any of the Adagio Stockholder Agreements;
•	subject to certain exceptions, sell, assign, abandon, dispose of, license or transfer any material assets or properties of any Adagio Entity;
•
subject to certain exceptions, transfer, issue, sell, grant or otherwise dispose of or subject to a lien any equity securities of any Adagio Entity or any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Adagio Entity to issue, deliver or sell any equity securities of any Adagio Entity;

•	incur or create indebtedness for borrowed money, other than ordinary course trade payables and the funding of any amounts pursuant to the Bridge Financing;
•
amend, modify or terminate certain specified material contracts of the Adagio Entities, waive any material benefit or right under such specified material contracts or any other material contract of the Adagio Entities, enter into certain material contracts or consummate certain transactions, which, if reflected in a contract, would be considered a material contract, or consummate any other transaction or make (or agree to make) any other payments that, if reflected in a contract and existing on the date of the Business Combination Agreement, would be required to be disclosed in the portion of the disclosure schedules related to related party transactions;

•	subject to certain exceptions, make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any person;
•
subject to certain exceptions, materially increase or decrease the amount of any bonus, salary or other compensation or benefits payable or to become payable to any current or former employee, officer, director or other individual service provider, including any employee or contractor; take any action to accelerate the timing or vesting of any payments or benefits payable or to become payable to any such person; grant or promise to grant any bonuses, commissions, change in control payments or other compensatory payments or benefits to any such person; establish, adopt, enter into, commence participation in, fund, terminate, increase the coverage or benefits available under, or materially amend any employee benefit plan; or hire or engage any employee or contractor with compensation in excess of a certain threshold;

•
make, change or revoke any material election concerning taxes, amend any income or other material tax return, surrender any right to claim a material refund of any taxes, enter into any material tax closing agreement, settle any material tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

•
enter into any settlement, conciliation or similar contract the performance of which would involve the payment by the Adagio Entities in excess of $25,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Adagio Entity (or ARYA or any of its Affiliates after the Closing);

•
subject to certain exceptions, authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Adagio Entity;

•	make any change in any Adagio Entity’s accounting methodology, practice or policy other than changes required by the Public Company Accounting Oversight Board standards;
•
enter into any contract providing for the payment of any brokerage fee, finders’ fee, investment bankers’ or other fee or commission in connection with the transactions contemplated by the Business Combination Agreement or any additional agreement pursuant to the Business Combination Agreement;

•	subject to certain exceptions, make or enter into any contract providing for any change of control payment; and
•	enter into any contract to take or cause to be taken any of the actions set forth above.
•
Adagio shall not, and shall cause its subsidiaries and its and their representatives not to, directly or indirectly: (a) solicit, initiate, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer with respect to a business acquisition proposal other than the Business Combination (a “Business Acquisition Proposal”); (b) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a Business Acquisition Proposal; (c) enter into any contract or other arrangement or understanding regarding a Business Acquisition Proposal; (d) make any filings or submissions with the SEC in connection with a public offering of any equity securities, of any Adagio Entity or any other person for the purpose of a public offering; or (e) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any person to do or seek to do any of the foregoing:

•
deliver to ARYA a payoff letter with respect to the Loan and Security Agreement, dated as of February 3, 2023, by and between Adagio and Silicon Valley Bank (the “SVB Term Loan”), duly executed by the parties thereto, that provides for, among other things, the satisfaction and discharge in full of all outstanding amounts and liabilities in respect of the SVB Term Loan and release in full of any liens in respect of the SVB Term Loan and any lien release documentation necessary or advisable in connection with the foregoing, that is duly executed by the appropriate parties to the SVB Term Loan, in form and substance reasonably satisfactory to ARYA;

•	bear fifty percent of the costs, fees and expenses incurred in connection with obtaining governmental and third party consents needed to consummate the transaction;
•
(a) as promptly as reasonably practicable notify ARYA of any written communication received from any governmental entity regarding the transactions contemplated by the Business Combination Agreement or any ancillary document, (b) give counsel for the ARYA a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any governmental entity relating to the transactions contemplated by the Business Combination Agreement or the ancillary documents and (c) reasonably consult and cooperate with ARYA in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either ARYA or Adagio to any governmental entity in connection with the transactions contemplated by the Business Combination Agreement or the ancillary documents;

•
as promptly as practicable (and in any event within two (2) business days) following the date that the SEC declares this proxy statement/prospectus effective, Adagio shall obtain and deliver to ARYA the Requisite Adagio Shareholder Approval;

•
through its board, shall recommend to the Adagio Stockholders, the approval and adoption of the Business Combination Agreement, the ancillary documents to which Adagio is or will be a party and the transactions contemplated therein (including the Merger and the Adagio Shareholders Agreements);

•
Adagio shall (a) cause Olav Bergheim, the Chief Executive Officer of Adagio who is a member of Fjord Ventures, LLC, to be employed by Adagio, with all terms and conditions of such employment and the mechanics for such transfer being agreed in writing by ARYA (such agreement not to be unreasonably withheld, conditioned or delayed) and Olav Bergheim and otherwise in accordance with applicable Law; and (b) cause the Facilities and Services Agreement, by and between Adagio and Fjord Ventures, LLC, dated as of June 1, 2011, as amended, to be amended or amended and restated to be in a form reasonably acceptable to ARYA and to only reflect services mutually agreed between Adagio and ARYA;
•
deliver to ARYA, as promptly as reasonably practicable (a) the audited consolidated balance sheets of the Adagio Entities as of December 31, 2022 and December 31, 2021, and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Adagio Entities for the years then ended, (b) the unaudited consolidated balance sheets of the Adagio Entities as of September 30, 2023 and September 30, 2022, and the related unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Adagio Entities for the nine-month periods then ended, (c) each of the other financial statements or similar reports of the Adagio Entities required to be included in this proxy statement/prospectus or any other filings to be made by ListCo, the Adagio Entities or ARYA with the SEC in connection with the transactions contemplated in the Business Combination Agreement or any other ancillary document, and (d) any other filings to be made by the Adagio Entities or ARYA with the SEC in connection with the transactions contemplated under the Business Combination Agreement; and

•
cause its representatives to reasonably cooperate with ARYA, ListCo and their respective representatives in order for (a) ARYA to use its reasonable best efforts to maintain the current listing of ARYA Shares on Nasdaq from the date of the Business Combination Agreement until the Closing; and (b) ListCo to use its reasonable best efforts to (i) cause the shares of New Adagio Common Stock issuable in accordance with the Business Combination Agreement to be approved for listing on Nasdaq, subject to official notice of issuance thereof, and (ii) to satisfy any applicable initial listing requirements of Nasdaq, in each case as promptly as reasonably practicable after the date of the Business Combination Agreement, and in any event prior to the ARYA Merger Effective Time.

Covenants of ARYA Prior to the Closing
ARYA made certain covenants under the Business Combination Agreement, including, among others, the following:
•
subject to certain exceptions or as consented to in writing by Adagio (such consent not to be unreasonably withheld, conditioned or delayed), prior to the Closing, ARYA will, and will cause its subsidiaries to, not (including, in connection with the PIPE Financing) do any of the following:

•	adopt any amendments, supplements, restatements or modifications to the ARYA trust agreement or the governing documents of any ARYA Party;
•
declare, set aside, make or pay any dividends or distribution or payment in respect of, or repurchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire, any outstanding equity securities of ARYA;

•	split, combine or reclassify any of its capital stock or other equity securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;
•
make, change or revoke any material election concerning taxes, amend any income or other material tax return, surrender any right to claim a material refund of any taxes, enter into any material tax closing agreement, settle any material tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

•	incur, create, assume, guarantee or otherwise become liable for any indebtedness, except for indebtedness for borrowed money in an aggregate amount not to exceed $3,000,000;
•	make any loans or advances to, or capital contributions in, any other person, other than to, or in, ARYA or any of its subsidiaries;
•	issue any equity securities of ARYA or grant any additional options, warrants or stock appreciation rights with respect to its equity securities;

•
enter into, amend, modify or renew any ARYA related party transaction (other than with respect to incurrence of indebtedness, any expiration or automatic extension or renewal of any contract pursuant to its terms), or entry into any contract that would constitute an ARYA related party transaction if entered into prior to the execution and delivery of the Business Combination Agreement;

•
engage in any activities or business, or incur any material liabilities, other than any activities, businesses or liabilities that are (A) either permitted under Section 5.12 of the Business Combination Agreement (including, for the avoidance of doubt, any activities, businesses or liabilities contemplated by, incurred in connection with or that are otherwise incidental or attendant to the Business Combination Agreement or any ancillary document to the Business Combination Agreement, the performance of any covenants or agreements under the Business Combination Agreement or any ancillary document to the Business Combination Agreement or the consummation of the transactions contemplated thereby) or in accordance with Section 5.12 of the Business Combination Agreement, (B) in connection with or incidental or related to its continuing corporate (or similar) existence or it being (or continuing to be) a public company listed on Nasdaq, or (C) administrative or ministerial in nature;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;
•
enter into any contract providing for the payment of any brokerage fee, finders’ fee, investment bankers’ or other fee or commission in connection with the transactions contemplated by the Business Combination Agreement;

•	subject to certain exceptions, engage in any activities or business, or incur any material liabilities; and
•	enter into any contract to take or cause to be taken any of the actions set forth above.
•
upon the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to Closing, ARYA shall deliver to the trustee all documents, certificates or other notices required to be delivered to the trustee pursuant to the trust agreement and shall cause the trustee to (i) pay all amounts (if any) payable to the ARYA shareholders pursuant to redemptions of ARYA’s shareholders in connection with the Business Combination; (ii) pay the deferred underwriting expenses as set forth in the trust agreement; (iii) pay all remaining amounts to ARYA or to such other recipients in accordance with the trust agreement; and (iv) terminate the trust account following the completion of the actions described in clauses (i) through (iii);

•
as promptly as reasonably practicable following the time at which this proxy statement/prospectus is declared effective under the Securities Act, ARYA shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold a meeting of its shareholders in accordance with the governing documents of ARYA, for the purposes of obtaining the Required ARYA Shareholder Approval for the for the Business Combination Proposal and the ARYA Merger Proposal;

•
ListCo shall purchase, at or prior to the Closing, and New Adagio shall maintain, for a period of six years following the Closing, without any lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance for the benefit of those persons covered by any comparable insurance policies of ARYA in effect as of the date of the Business Combination Agreement with respect to matters occurring on or prior to the Closing;

•
prior to the earlier of the Closing or termination of the Business Combination Agreement in accordance with its terms, ARYA shall not, and shall cause its representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to any transaction constituting a “Business Combination” as defined in ARYA’s governing documents as in effect as of the date hereof (which we refer to as an “ARYA Acquisition Proposal”); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, an ARYA Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding an ARYA Acquisition Proposal; or (iv) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any person to do or seek any of the foregoing;

•
as promptly as reasonably practicable (and in any event within one business day) following the date of the Business Combination Agreement, ListCo, as the sole shareholder of ARYA Merger Sub, shall approve and adopt the Business Combination Agreement, the ancillary documents to which ARYA Merger Sub is or will be a party and the transactions contemplated therein (including the ARYA Merger);

•
as promptly as reasonably practicable (and in any event within one business day) following the date of the Business Combination Agreement, ARYA, as the sole stockholder of ListCo, shall approve and adopt the Business Combination Agreement, the ancillary documents to which ListCo is or will be a party and the transactions contemplated hereby and thereby (including the Mergers); and

•
as promptly as reasonably practicable (and in any event within one business day) following the date of the Business Combination Agreement, ListCo, as the sole shareholder of Company Merger Sub, shall approve and adopt the Business Combination Agreement, the ancillary documents to which Company Merger Sub is or will be a party and the transactions contemplated therein (including the Adagio Merger).

Mutual Covenants of the Parties
The parties made certain covenants under the Business Combination Agreement, including, among others, the following:
•	using reasonable best efforts to consummate the Business Combination;
•	making public announcements;
•	confidentiality;
•	providing each party reasonable access to books, records, properties and employees;
•
reasonably cooperating with the parties and their representatives in any prosecution, contest or defense of any action by or against a third party in connection with any fact, situation, circumstance or transaction relating to, in connection with or arising from, with respect to the business combination; such cooperation to include commercially reasonable efforts to make available pertinent personnel, to participate in meetings, to provide such testimony and access to their respective books and records and to take such other actions as shall be reasonably necessary in connection with such prosecution, contest or defense;

•	using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the Subscription Agreements;
•	cooperating in connection with certain tax matters and filings;
•	cooperating to provide financial statements and related information in connection with accounting matters and SEC filings;
•
taking all actions within their respective power as may be necessary or appropriate such that effective immediately after the Adagio Merger Effective Time, the directors, officers and committee members of the New Adagio Board shall consist of the members as in accordance with the terms set forth in Section 5.18 of the Business Combination Agreement and described below under the section entitled “—Board of Directors”;

•	preparing and filing with the SEC, this proxy statement/prospectus on Form S-4 relating to the Business Combination;
•
prior to the effectiveness of this proxy statement/prospectus, cause the ListCo Board to approve and adopt an equity incentive plan in a form to be mutually agreed between ARYA and Adagio (such agreement not to be unreasonably withheld, conditioned or delayed) in the manner prescribed under applicable laws, effective as of one day prior to the Closing Date, for purposes of making grants of equity awards to certain mutually agreed service providers of Adagio at the Closing, which shall provide for an aggregate share reserve thereunder equal to the Incentive Equity Plan Maximum Amount (as defined in the Business Combination Agreement) (plus the shares of New Adagio Common Stock subject to rollover options), plus an increase commencing on January 1, 2025 and continuing annually on the anniversary thereof through (and including) January 1, 2034, equal to the lesser of (i) 5% of the number of shares of New Adagio Common Stock on a fully diluted basis on the last day of the immediately preceding calendar year and (ii) such smaller number of shares of New Adagio Common Stock as determined by the New Adagio Board or the compensation committee of the New Adagio Board; and

•
prior to the effectiveness of this proxy statement/prospectus, cause the ListCo Board to approve and adopt an equity incentive plan in a form to be mutually agreed between ARYA and Adagio (such agreement not to be unreasonably withheld, conditioned or delayed) in the manner prescribed under applicable laws, effective as of one day prior to the Closing Date, which shall provide for an aggregate share reserve thereunder equal to the Key Employee Incentive Plan Maximum Amount (as defined in the Business Combination Agreement) for the purposes of making grants of equity awards to certain mutually agreed key employees of Adagio at the Closing.

Board of Directors
The New Adagio Board shall initially be comprised of a total of seven directors as follows: (i) three directors designated by Adagio, (ii) four directors designated by ARYA, of which a sufficient number shall satisfy Nasdaq’s independence requirements.
Survival of Representations, Warranties and Covenants
The representations, warranties, agreements and covenants in Business Combination Agreement shall terminate at the Adagio Merger Effective Time, except for (a) those covenants and agreements that, by their terms, contemplate performance after the Adagio Merger Effective Time and (b) those standard representations and warranties relating to ARYA and Adagio’s investigation and exclusivity of representation and warranties set forth in the Business Combination Agreement each of which shall survive following the Adagio Merger Effective Time.
Termination
The Business Combination Agreement may be terminated and the transactions contemplated by the Business Combination Agreement may be abandoned under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:
•	by the mutual written consent of ARYA and Adagio;
•
by ARYA, if any of the representations or warranties made by Adagio shall not be true and correct or if Adagio has failed to perform any covenant or agreement under the Business Combination Agreement such that the conditions to the obligations of ARYA would not be satisfied and the breach causing such representations or warranties not to be true and correct, or the failure to perform such covenants or agreements, as applicable, is not cured or cannot be cured within the earlier of (i) 30 days after written notice of such breach, failure to perform, or failure to cure is delivered to Adagio by ARYA and (ii) August 13, 2024 (the “BCA Termination Date”);

•
by Adagio, if any of the representations or warranties made by any ARYA Party shall not be true and correct or if any ARYA Party has failed to perform any covenant or agreement under the Business Combination Agreement, such that the conditions to the obligations of ARYA would not be satisfied and the breach causing such representations or warranties not to be true and correct, or the failure to perform such covenants or agreements, as applicable, is not cured or cannot be cured within the earlier of (i) 30 days after written notice of such breach, failure to perform, or failure to cure is delivered to ARYA by Adagio and (ii) the BCA Termination Date;

•	by either ARYA or Adagio, subject to certain exceptions, if the Closing shall not have occurred on or prior to the BCA Termination Date;
•
by either ARYA or Adagio, if any governmental entity shall have issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and nonappealable;

•	by either ARYA or Adagio if the Required ARYA Shareholder Approval is not obtained at the annual general meeting (including any adjournment of the meeting);
•
by ARYA, if Adagio does not deliver, or cause to be delivered to ARYA, the Adagio Stockholder Written Consent on or prior to the date which is two business days following the date on which this proxy statement/prospectus is declared effective under the Securities Act (the “Adagio Stockholder Written Consent Deadline”) and such failure is not cured within three calendar days after the Adagio Stockholder Written Consent Deadline; or

•	by either ARYA or Adagio, if the transactions contemplated by the Business Combination Agreement shall not have been consummated on or prior to the Termination Date.

Effect of Termination
If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except (i) in the case of a willful breach of any covenant or agreement under the Business Combination Agreement or fraud, (ii) for customary obligations that survive the termination of the Business Combination Agreement (such as confidentiality obligations). Notwithstanding the foregoing, if the Business Combination Agreement is validly terminated because the representations and warranties made by Adagio are not true or correct or Adagio has failed to perform any covenant or agreement to be performed by Adagio, or is otherwise terminated pursuant to the terms of the Business Combination Agreement and, at the time of such termination, ARYA would have been entitled to terminate the Business Combination Agreement pursuant to the terms thereof (without giving effect to any cure period set forth therein), and within six months thereof any Adagio Entity enters into a definitive agreement with respect to a Business Acquisition Proposal, Adagio shall pay ARYA’s, the Sponsor’s, and ListCo’s costs and expenses incurred in connection with the negotiation and preparation of the Business Combination Agreement transactions, not to exceed $1,500,000.
Expenses
Except as set forth above in the section entitled “—Termination,” the fees and expenses incurred in connection with the Business Combination Agreement and the ancillary documents thereto, and the transactions contemplated by the Business Combination Agreement, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses.
Governing Law
The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its conflict of laws principles (provided that matters that are required to be governed by the laws of the Cayman Islands, including the ARYA Merger, shall be governed by the laws of the Cayman Islands).
Amendments
The Business Combination Agreement may not be amended or modified, except by a writing signed by (i) ARYA and Adagio prior to the Adagio Merger Effective Time and (ii) Adagio, the Sponsor and ListCo following the Adagio Merger Effective Time.
Ownership of New Adagio Immediately Following the Business Combination
It is anticipated that, upon completion of the Business Combination, and assuming no holders of Public Shares exercise their redemption rights: (i) Public Shareholders will retain an ownership interest of approximately 18.2% of the outstanding New Adagio Common Stock; (ii) the initial shareholders will own approximately 15.9% of the outstanding New Adagio Common Stock; (iii) the existing Adagio shareholders, excluding the Perceptive PIPE Investor and RA Capital, will own approximately 8.3% of the outstanding New Adagio Common Stock; (iv) the PIPE Investors, excluding the Perceptive PIPE Investor and including RA Capital, will own approximately 19.6% of the outstanding New Adagio Common Stock; and (v) the Perceptive PIPE Investor will own approximately 38.0% of the outstanding New Adagio Common Stock. Assuming 100% of the holders of Public Shares exercise their redemption rights: (i) Public Shareholders will retain an ownership interest of approximately 0% of the outstanding New Adagio Common Stock; (ii) the initial shareholders will own approximately 19.5% of the outstanding New Adagio Common Stock; (iii) the existing Adagio shareholders, excluding the Perceptive PIPE Investor and RA Capital, will own approximately 10.2% of the outstanding New Adagio Common Stock; (iv) the PIPE Investors, excluding the Perceptive PIPE Investor and including RA Capital, will own approximately 23.9% of the outstanding New Adagio Common Stock; and (v) the Perceptive PIPE Investor will own approximately 46.4% of the outstanding New Adagio Common Stock. These percentages are based on (i) the assumptions described in the footnotes to the table under “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio”), and (ii) a redemption value of the Public Shares on the Closing Date of approximately $11.54 per share (based on the aggregate amount on deposit in the Trust Account of approximately $38,087,853 as of July 8, 2024).
Impact of the Business Combination on Public Float
For more information on the impact on post-Closing public float of redemptions in connection with the Business Combination, sources of dilution and other issuances of shares of New Adagio Common Stock in connection with the Business Combination and the transactions contemplated thereby, see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Also see “Shares Eligible For Future Sale And Securities Act Restrictions On Resale Of New Adagio Common Stock” for more information on impact on public float of contractual lock-ups and other restrictions on transfers and shares eligible for sale following the closing of the Business Combination.
Certain Agreements Related to the Business Combination
PIPE Financing
Subscription Agreements
In connection with the execution of the Business Combination Agreement, ListCo and ARYA entered into the Initial Subscription Agreements with the Initial PIPE Investors. In June 2024, ListCo and ARYA entered into the June Subscription Agreements with the June PIPE Investors. Pursuant to the Subscription Agreements, the PIPE Investors have committed financing valued at approximately $55,600,000. The PIPE Financing is comprised of: (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares in the open market for $2,500,000 and not to redeem such shares prior to the Closing Date (valued as of July 8, 2024 at approximately $2,542,710 based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024), which will result in the issuance of approximately 355,459 shares of New Adagio Common Stock and approximately 299,904 Base Warrants (including the Class A ordinary shares purchased by such Other PIPE Investors and that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the Business Combination); (ii) commitments by certain investors that are shareholders of ARYA not to redeem approximately 247,700 Class A ordinary shares (valued as of July 8, 2024 at approximately $2,858,883 based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024), which will result in the issuance of approximately 405,086 shares of New Adagio Common Stock and approximately 343,070 Base Warrants (including the Class A ordinary shares that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the Business Combination); (iii) agreements to subscribe for and purchase at Closing approximately 1,706,666 shares of New Adagio Common Stock and approximately 1,440,000 Base Warrants for an aggregate purchase price of approximately $12,000,000; (iv) the contribution of $28,500,000 of Bridge Financing Notes to ListCo and any interest that has been accruing and will remain unpaid thereon prior to Closing pursuant to the terms of the Subscription Agreement executed by the Perceptive PIPE Investor; and (v) an additional cash investment by the Perceptive PIPE Investor of approximately $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing being raised prior to Closing). In respect of its Subscription Agreement described in (iv) and (v) in the foregoing, the Perceptive PIPE Investor will be issued approximately 5,361,193 shares of New Adagio Common Stock and approximately 4,388,470 Base Warrants. As provided for in the Subscription Agreements, the number of shares of New Adagio Common Stock and Base Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A ordinary shares at Closing, the average per share price of the Class A ordinary shares purchased by certain PIPE Investors in the open market and the amount of interest on the Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock and PIPE Warrants. Further, under the Subscription Agreement executed by the Perceptive PIPE Investor, as amended, the Perceptive PIPE Investor may subject Additional Convertible Notes to its Subscription Agreement, which will result in the issuance of additional shares of New Adagio Common Stock and PIPE Warrants at the same issuance rate at which shares of New Adagio Common Stock and PIPE Warrants will be issued to the Perceptive PIPE Investor based on the contribution of the existing $28,500,000 of Bridge Financing Notes to ListCo (including any interest that has been accruing and will remain unpaid thereon prior to Closing), as described in the foregoing. Such New Adagio Common Stock and PIPE Warrant issuance rate for Additional Convertible Notes that the Perceptive PIPE Investor may subject to its Subscription Agreement is equal to approximately 0.12 shares of New Adagio Common Stock and 0.12 PIPE Warrants per U.S. Dollar loaned by the Perceptive PIPE Investor to Adagio under an Additional Convertible Note. The shares of New Adagio Common Stock and PIPE Warrants to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.
Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for:
The number of shares of New Adagio Common Stock to be issued to the Perceptive PIPE Investor will, as further described in the applicable Subscription Agreement, be calculated as follows: X = (1.2*(B+C)/D) + (E/D) + F, whereby: X is the number of shares of New Adagio Common Stock subscribed for by the PIPE Investor; B is the amount of principal on the Bridge Financing Notes that is outstanding as of the date that is three (3) business days prior to the Closing Date; C is the additional cash of $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing being raised prior to Closing) that the Perceptive PIPE Investor will be investing; D is $10.00; E is the amount of any interest on the Bridge Financing Notes that is accrued and unpaid as of the date that is three (3) business days prior to the Closing Date; and F is the number of Incentive Shares that will be allocated to the Perceptive PIPE Investor. The number of Base Warrants to be issued pursuant to the Subscription Agreement of the Perceptive PIPE Investor will be equal to Z = 1.2*(B+C)/D, whereby: Z is the number of Base Warrants subscribed for by the Perceptive PIPE Investor; B is the amount of principal on the Bridge Financing Notes that is outstanding as of the date that is three (3) business days prior to the Closing Date; C is the additional cash of $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing being raised prior to Closing) that the Perceptive PIPE Investor will be investing; and D is the per share subscription amount of $10.00. Approximately 5,361,193 shares of New Adagio Common Stock (including Incentive Shares) and 4,388,470 Base Warrants may be issued pursuant to the Subscription Agreement described in the foregoing for financing commitments of approximately $8,070,575 of cash, $28,500,000 of Bridge Financing Notes and additional interest thereon that is expected to accrue and remain unpaid on the Bridge Financing Notes until the Closing Date.
The number of shares of New Adagio Common Stock to be issued to PIPE Investors purchasing Class A ordinary shares in the open market and subsequently agreeing not to redeem such shares prior to Closing will, as further described in the applicable Subscription Agreements, be calculated as follows: X = (1.2*B) + C – D, whereby: X is the number of shares of New Adagio Common Stock subscribed for by the PIPE Investor; B is the sum of the Class A ordinary shares that the PIPE Investor purchased on the open market for an aggregate purchase price equal to its subscription amount (such shares, the “Investor ARYA Shares”) plus the Open Market Top Up Shares (as calculated pursuant to the formula set forth hereafter); C is the number of Incentive Shares; and D is the number of Investor ARYA Shares. “Open Market Top Up Shares” for purposes of the foregoing calculation shall mean a number of shares of New Adagio Common Stock yielded by the following calculation: Y = (E/10) – (E/F), whereby: Y is the number Open Market Top Up Shares; E is the subscription amount of the applicable PIPE Investor; and F is the average per share purchase price for the Investor ARYA Shares purchased by the applicable PIPE Investor. The number of Base Warrants to be issued pursuant to the foregoing Subscription Agreement is calculated as follows: Z = 1.2*B, whereby: Z is the number of Base Warrants subscribed for by the applicable PIPE Investor; B is the sum of the Investor ARYA Shares plus the Open Market Top Up Shares (as calculated pursuant to the formula set forth in the foregoing). Approximately 85,168 shares of New Adagio Common Stock (including Incentive Shares but excluding Investor ARYA Shares) and approximately 299,904 Base Warrants may be issued pursuant to the Subscription Agreement described in the foregoing for a financing commitment of $2,500,000, based on an average per share purchase price for the Investor ARYA Shares of $11.23 per share for 133,500 Public Shares that were purchased in the open market (assuming such PIPE Investor does not sell such Public Shares prior to Closing and decides to subject to its Subscription Agreement other Public Shares acquired and not redeemed prior to Closing) and, for the remainder, an average per share price that is assumed to be equal to the closing price of the Class A ordinary shares on July 8, 2024 of $11.52.

The number of shares of New Adagio Common Stock to be issued to PIPE Investors already holding shares of Class A ordinary shares and agreeing not to redeem such shares prior to Closing will, as further described in the applicable Subscription Agreements, be calculated as follows: X = (1.2*B) + C – D, whereby: X is the number of shares of New Adagio Common Stock subscribed for by the applicable PIPE Investor; B is the sum of the Class A ordinary shares that the applicable PIPE Investor agrees not to redeem prior to Closing (such number of shares, the “Non-Redemption Shares”) plus the Top Up Shares (as calculated pursuant to the formula set forth hereafter); C is the number of Incentive Shares; and D is the number of Non-Redemption Shares. “Top Up Shares” for purposes of the foregoing calculation shall mean a number of shares of New Adagio Common Stock yielded by the following calculation: Y = (D*E/10) – D, whereby: Y is the number of Top Up Shares; D is the number of Non-Redemption Shares; and E is the redemption value per Non-Redemption Share on the Closing Date. Approximately 100,206 shares of New Adagio Common Stock (including Incentive Shares but excluding Non-Redemption Shares) and 343,070 Base Warrants may be issued pursuant to the Subscription Agreement described in the foregoing for a financing commitment that is equal to the non-redemption value of 247,700 Class A ordinary shares not redeemed by the PIPE Investors investing pursuant to the foregoing Subscription Agreement. The foregoing number of shares of New Adagio Common Stock and Base Warrants assumes a redemption value per share of $11.54 as of July 8, 2024. However, please note that the effective number of shares of New Adagio Common Stock and Base Warrants to be issued pursuant to the Subscription Agreement described in the foregoing will be calculated based on the redemption value of Class A ordinary shares at Closing.
The number of shares of New Adagio Common Stock to be issued to certain Other PIPE Investors is equal to the number of Incentive Shares plus the subscription amount divided by $10.00 multiplied by 1.2. The number of Base Warrants to be issued to such PIPE Investors is equal to the subscription amount divided by $10.00 multiplied by 1.2. Approximately 1,422,222 shares of New Adagio Common Stock (including Incentive Shares) and 1,200,000 Base Warrants may be issued pursuant to the Subscription Agreement described in the foregoing for a financing commitment of $10,000,000 in cash. Certain PIPE Investors that executed the type of Subscription Agreement described in the foregoing have the option to purchase Pre-Funded Warrants instead of shares of New Adagio Common Stock. The applicable Subscription Agreements provide that the PIPE Investor may notify ARYA and New Adagio after the redemption deadline for holders of Class A ordinary shares and prior to Closing of the number of Pre-Funded Warrants it wishes to subscribe for in lieu of shares of New Adagio Common Stock.
The 1,000,000 Incentive Shares will be allocated proportionally among the Initial PIPE Investors based on their respective financing commitments in the PIPE Financing.
Convertible Security Financing
Convertible Security Subscription Agreement and 2024 Bridge Financing Note Subscription Agreement
In connection with the execution of the Business Combination Agreement, the Convert Investors executed the Convertible Security Subscription Agreement, pursuant to which ListCo will issue on the Closing Date to the Convert Investors $20,000,000 of New Adagio Convertible Notes, at a conversion price of $10.00 per share, subject to adjustment, and 1,500,000 Convert Warrants, each Convert Warrant being exercisable on a cashless basis or for cash at a price of $24.00 per share, subject to adjustment. The New Adagio Convertible Notes will have a maturity of three years and nine months after Closing and interest will be payable in cash or compound as additional principal outstanding. The Perceptive PIPE Investor also purchased $7,000,000 of 2024 Bridge Financing Notes pursuant to the 2024 Bridge Financing Note Subscription Agreement. On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into $7,000,000 of New Adagio Convertible Notes and 525,000 Convert Warrants on the same terms as the other Convert Investors executing the Convertible Security Subscription Agreement. Subject to ARYA and New Adagio receiving Additional Financing, whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid with the funds raised in connection with such Additional Financing instead of such 2024 Bridge Financing Note converting into New Adagio Convertible Notes and Convert Warrants. The New Adagio Convertible Notes and the Convert Warrants issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. As set forth in the Convertible Security Subscription Agreement, the closing of $7,500,000 of financing by the Contingent Investor in the Convertible Security Financing is conditioned on New

Adagio having at least $48 million (as reduced by $2 million (prorated for partial months) for each calendar month anniversary from November 30, 2023 until the Closing Date) of available unrestricted cash on the Closing Date. For example, if the Closing Date occurs on July 31, 2024, the minimum unrestricted cash required would be $32 million and, if the Closing Date occurs on August 31, 2024, the minimum unrestricted cash required would be $30 million.
Assuming no Additional Financing has been raised prior to the Closing Date, such minimum unrestricted cash condition is not met in the maximum redemption scenario. Depending on the timing of the Closing, New Adagio will need to receive between approximately $10 million (if the Closing Date is on July 31, 2024) and approximately $6 million (if the Closing Date is on August 31, 2024) of financing prior to the Closing Date in addition to the financing arrangements that were committed in connection with the signing of the Business Combination Agreement (by raising Additional Financing and/or through the receipt of unredeemed funds held in the Trust Account) for the minimum unrestricted cash condition to be met. Assuming no Additional Financing has been raised prior to the Closing Date and based upon the funds in the Trust Account of approximately $38,087,853 on July 8, 2024, if redemption levels remain below approximately 76% (if the Closing Date is on July 31, 2024) or approximately 97% (if the Closing Date is on August 31, 2024), the minimum unrestricted cash condition is expected to be satisfied (percentages are based on currently issued and outstanding Class A ordinary shares that are not subject to non-redemption agreements pursuant to the Subscription Agreements). If the minimum unrestricted cash condition is not satisfied as of the Closing Date, such condition may be waived by the Contingent Investor.
Pursuant to the terms of the Convertible Security Subscription Agreement, on the Closing Date, ListCo, certain of its subsidiaries (other than Adagio Medical GmbH, a company organized under the laws of Germany and an excluded subsidiary thereunder) (the “Subsidiaries”) and Allegro Management LLC, as the collateral agent (the “Collateral Agent”) on behalf of the Convert Investors, will enter into a security and pledge agreement (the “Convert Security Document”), pursuant to which ListCo and the Subsidiaries will (i) pledge the equity interests in the Subsidiaries to the Collateral Agent, (ii) pledge all of their respective promissory notes, securities and other instruments evidencing indebtedness to the Collateral Agent, and (iii) grant to the Collateral Agent a security interest in and lien on all of their respective personal property and assets, including, among other items, all of their deposit accounts, chattel paper, documents, equipment, general intangibles, instruments and inventory, and all proceeds therefrom, in each case subject to customary exceptions, all as set forth in the form of the Convert Security Document. Additionally, pursuant to the terms of the Convertible Security Subscription Agreement, on the Closing Date, the Subsidiaries will deliver a guaranty (the “Convert Guaranty”) to the Collateral Agent pursuant to which the Subsidiaries will, jointly and severally, guaranty ListCo’s obligation to repay the New Adagio Convertible Notes and all other obligations of ListCo under the Convertible Security Subscription Agreement and the New Adagio Convertible Notes and other related transaction documents, as set forth in the form of the Convert Guaranty. Any additional subsidiaries of ListCo formed or acquired after the closing date will be required to join the Convert Guaranty as additional guarantors.
Convert Registration Rights Agreement
The Conversion Shares, the Convert Warrants, the Convert Warrant Shares, the New Adagio Convertible Notes and any capital stock of ListCo issued or issuable with respect to the Conversion Shares, have not been registered under the Securities Act. In connection with the Convertible Security Subscription Agreement, ListCo and the Convert Investors agreed to enter into a Registration Rights Agreement (the “Convert Registration Rights Agreement”), pursuant to which ListCo will be required to file a registration statement on Form S-3 or, if not available, Form S-1 (the “Convert Registration Statement”) with the SEC to register for resale all of the Registrable Securities (as defined in the Convert Registration Rights Agreement), including the Conversion Shares, the Convert Warrant Shares and any shares issuable with respect to the New Adagio Convertible Notes, as soon as practicable, but in no event later than 45 days after the Closing Date. In the event that the number of shares registered for resale under the Convert Registration Statement is insufficient to cover all of the Registrable Securities, ListCo will amend the Registration Statement or file with the SEC a new registration statement to cover at least the Required Registration Amount (as defined in the Convert Registration Rights Agreement) as of the trading day immediately preceding the date of the filing of such amendment or new registration statement, as soon as practicable, but in any event not later than 15 days after the necessity therefor arises. If ListCo fails to file the Convert Registration Statement when required, fails to obtain effectiveness by SEC when required or fails to maintain the effectiveness of the Convert Registration Statement pursuant to the Convert Registration Rights Agreement, then as partial relief for the damages to any holder by reason of any such delay in or reduction of, its ability to sell the underlying shares of New Adagio Common Stock, ListCo will be required to pay each holder of Registrable Securities relating to such

Convert Registration Statement an amount equal to one percent of such Convert Investor’s original principal amount according to the timelines laid out the Convert Registration Rights Agreement. The Convert Registration Rights Agreement also provides the parties with “piggy-back” registration rights, subject to certain requirements and customary conditions.
Investor Rights Agreement
Concurrently with the execution of the Business Combination Agreement, ListCo, ARYA, the Perceptive PIPE Investor, the Sponsor and the other initial shareholders, and certain Adagio Stockholders entered into the Investor Rights Agreement pursuant to which, among other things, the Perceptive PIPE Investor, the Sponsor, the Other Class B Shareholders, certain Adagio Stockholders and investors in the Convertible Security Financing will be granted certain customary registration rights. Further, subject to customary exceptions set forth in the Investor Rights Agreement, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.
Pursuant to the terms of the Investor Rights Agreement, ListCo will be obligated to file a registration statement to register the resale of certain shares of New Adagio Common Stock within 45 days after the Closing, and ListCo is required at all times to maintain the effectiveness of such resale registration statement for the benefit of the holders party to the agreement. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, the certain Adagio Stockholders, the Perceptive PIPE Investor and the Sponsor (including the Permitted Transferees (as defined therein) of the Perceptive PIPE Investor and the Sponsor) may demand at any time or from time to time, that ListCo file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of ListCo held by such holders. The Investor Rights Agreement will also provide holders party thereto with “piggy-back” registration rights, subject to certain requirements and customary conditions.
The Registration and Shareholder Rights Agreement executed in connection with ARYA’s initial public offering will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement.
Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, the Insiders, ListCo and Adagio entered into the Sponsor Letter Agreement pursuant to which, among other things, (i) each initial shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of ARYA shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each initial shareholder agreed to waive any adjustment to the conversion ratio set forth in the governing documents of ARYA or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined in this proxy statement/prospectus) or otherwise), (iii) each of the Insiders and ARYA agreed to terminate the lock-up provisions contained in the SPAC Sponsor Letter Agreement and to replace such lock-up provisions with the transfer restrictions included in the Investor Rights Agreement, (iv) each initial shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in ARYA prior to the Closing (as defined in this proxy statement/prospectus), (v) the Sponsor agreed that 1,147,500 shares of New Adagio Common Stock issued to the Sponsor will be subject to Share Trigger Price Vesting, and (vi) the Sponsor has agreed to irrevocably forfeit, surrender and transfer to ARYA for no consideration 1,000,000 Class B ordinary shares, which will be issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, as Incentive Shares.
Adagio Stockholder Transaction Support Agreement
Pursuant to the Business Combination Agreement, certain Adagio Stockholders entered into a Transaction Support Agreements with ARYA and Adagio, pursuant to which such Adagio Stockholders have agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby and (ii) be bound by certain other covenants and agreements related to the Business Combination.

Background of the Business Combination
ARYA is a blank check company incorporated on August 24, 2020 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. In conducting a targeted search for a business combination target, as described in greater detail below, ARYA utilized the global network and investing, industry and sector, and transaction experience of the Sponsor, ARYA’s management and the ARYA Board. The terms of the Business Combination Agreement and the related ancillary documents are the result of extensive negotiations among ARYA, Adagio and their respective representatives and advisors.
In January 2021, prior to the closing of ARYA’s initial public offering, ARYA issued 3,737,500 Class B ordinary shares to the Sponsor in exchange for a capital contribution of $25,000, and the Sponsor subsequently transferred 30,000 Class B ordinary shares to each of Messrs. Wider and Henderson and Ms. Trigg. On February 25, 2021, ARYA completed its initial public offering of 14,950,000 Class A ordinary shares at a price of $10.00 per share generating gross proceeds of $149.5 million before underwriting discounts and expenses. Concurrently with the closing of its initial public offering, ARYA completed the private placement of 499,000 Private Placement Shares at a price of $10.00 per Private Placement Share to the Sponsor. The private placement shares sold in the private placement are substantially identical to the Public Shares sold in the initial public offering, except that the Sponsor has agreed not to transfer, assign or sell any of the Private Placement Shares (except to certain permitted transferees) until 30 days after the completion of ARYA’s initial business combination. Prior to the consummation of ARYA’s initial public offering, neither ARYA, nor any authorized person on its behalf, initiated any substantive discussions, formal or otherwise, with respect to a business combination involving ARYA.
Following the completion of its initial public offering and, at the direction of the ARYA Board, ARYA’s directors and management commenced a focused search for potential business combination targets, leveraging ARYA’s management’s and directors’ and the Sponsor’s network of investment bankers, private equity firms and hedge funds (including Perceptive Advisors and its affiliates) and numerous other business relationships. The focus of this targeted search was potential business combination targets in the life sciences and medical technology sectors, which ARYA’s directors and management believed, based on their experience, could satisfy certain key criteria for a business combination target, including, among others: (a) scientific or other competitive advantages in the markets in which they operate and which could benefit from access to additional capital as well as ARYA management’s industry relationships and expertise; (b) readiness to be public, with, among other potential attributes, strong management and corporate governance in place; (c) likelihood to be well received by public investors and expected to have good access to the public capital markets; (d) significant embedded and/or underexploited growth opportunities; (e) unrecognized value or other characteristics that have been unevaluated by the market based on its analysis and business, operational and financial due diligence review; or (f) the ability to offer attractive risk-adjusted equity returns for ARYA’s shareholders.
In its initial search for a potential business combination target, from March through June 2021, ARYA identified four potential business combination targets that it believed could satisfy one or more of its key criteria for a business combination target. ARYA engaged in preliminary due diligence on each and evaluated and analyzed each as a potential business combination target based on, among other things, publicly available information and other market research available to ARYA management and representatives of the Sponsor and ARYA management’s and director’s existing knowledge of the potential targets as a result of their network and existing relationships. This preliminary diligence, evaluation and analysis with respect to each potential business combination target identified was focused on business, operational and financial matters, including, among other things, product candidate pipelines, other potential product or service offerings, technology, market potential and financial information.
From March through July 2021, ARYA engaged in preliminary discussions with respect to a potential business combination involving each of the four potential targets and engaged in further business, operational and financial due diligence with respect to such targets, which included, among others, review of financial data, discussions with management and review of scientific data with respect to each such target’s product candidate pipeline. Following these discussions, and based on its due diligence, evaluation and analysis of each such potential target, in the case of three of the targets, as more particularly described below, ARYA submitted non-binding term sheets and further discussed and explored a potential business combination on terms that it believed could satisfy one or more of its key criteria for a business combination.
One of the potential targets (“Company A”) was a genomics company specializing in gene sequencing technologies based in the United States. In March 2021, ARYA had an introductory meeting with Company A and members of ARYA’s management team engaged in discussions with representatives of Company A regarding a potential business combination. ARYA provided a draft term sheet to Company A on or about March 7, 2021 on terms that ARYA believed could satisfy one or more of its key criteria for a business combination.
Another one of the potential targets (“Company B”) was a medical device company specializing in diabetes monitoring technologies based in the United States. In March 2021, ARYA had an introductory meeting with Company B and members of ARYA’s management team engaged in preliminary discussions with representatives of Company B regarding a potential business combination. ARYA entered into a confidentiality agreement with Company B on March 21, 2021, and conducted additional preliminary due diligence and analysis regarding Company B’s business.
Another one of the potential targets (“Company C”) was a medical technology company specializing in cardiac testing technologies based in the United States. In June 2021, ARYA had an introductory meeting with Company C and members of ARYA’s management team engaged in discussions with representatives of Company C regarding a potential business combination. ARYA provided a draft term sheet to Company C on or about June 12, 2021 on terms that ARYA believed could satisfy one or more of its key criteria for a business combination.
The fourth potential target was a gene therapy business (the “Amicus Gene Therapy Business”) operated by Amicus Therapeutics, Inc. (“Amicus”). In June 2021, ARYA had an introductory meeting with Amicus and members of ARYA’s management team engaged in discussions with representatives of Amicus regarding a potential business combination. ARYA provided a draft term sheet to Amicus on June 7, 2021 on terms that ARYA believed could satisfy one or more of its key criteria for a business combination, and entered into a confidentiality agreement with Amicus on July 19, 2021. From March through July 2021, ARYA engaged in preliminary discussions with respect to a potential business combination involving each of the foregoing potential targets and engaged in further business, operational and financial due diligence with respect to such targets, which included, among others, review of financial data, discussions with management and review of scientific data with respect to each such target’s product candidate pipeline. Following its due diligence, evaluation and analysis and varying levels of negotiation of terms with the foregoing potential targets, in June 2021 ARYA, with the support of the ARYA Board, ceased discussions with the potential business combination targets (other than Amicus in respect of the Amicus Gene Therapy Business) and determined to focus its efforts on a potential business combination involving the Amicus Gene Therapy Business.
Following extensive negotiations, due diligence and evaluation in respect of the business combination involving the Amicus Gene Therapy Business, on July 2, 2021 ARYA and Amicus agreed to a non-binding term sheet on September 29, 2021, following approval of the ARYA Board, ARYA entered into a Business Combination Agreement (the “Amicus Business Combination Agreement”) with Amicus in respect of its Gene Therapy Business. On November 1, 2021, ARYA filed a registration statement on Form S-4 with a preliminary proxy statement/prospectus relating to the Amicus Business Combination Agreement and the transactions contemplated thereby. On February 23, 2022, ARYA and Amicus mutually agreed to terminate the Amicus Business Combination Agreement and all related transactions due to then-existing market conditions, with immediate effect.
Promptly following the termination of the Amicus Business Combination Agreement, ARYA, at the direction of the ARYA Board, re-commenced a search for potential business combination targets, leveraging its management’s and directors’ and Sponsor’s respective network of investment bankers, private equity firms and hedge funds (including Perceptive Advisors and its affiliates) and numerous other business relationships. This search was focused on potential targets that it believed could potentially meet one or more of its acquisition criteria.
During this search process, from March 2022 through January 2023, ARYA identified and conducted preliminary due diligence on seven potential business combination targets in the life sciences and medical technology sectors (including Adagio) and evaluated and analyzed each as potential business combination targets. ARYA’s due diligence, evaluation and analysis involved, among other things, diligence with respect to, and evaluating and analyzing, each target’s potential product or service offerings, technology, market potential and financial information, in each case, based on publicly available information and other market research available to the ARYA management team and its advisors, and, in certain cases, the ARYA management team’s existing knowledge of the potential targets as a result of its network and existing relationships.
One of these potential targets (“Company D”) was a clinical-stage biopharmaceutical company based in the United States. In May 2022, ARYA had an introductory meeting with Company D and members of ARYA’s management team engaged in discussions with representatives of Company D regarding a potential business combination. ARYA provided a draft term sheet to Company D on or about May 19, 2022 on terms that ARYA believed could satisfy one or more of its key criteria for a business combination.
Another of these potential targets (“Company E”) was a medical device company specializing in cardiac valve replacement technologies based in Australia. In June 2022, ARYA had an introductory meeting with Company E and members of ARYA’s management team engaged in discussions with representatives of Company E regarding a potential business combination. ARYA provided a draft term sheet to Company E on or about June 29, 2022 on terms that ARYA believed could satisfy one or more of its key criteria for a business combination. ARYA entered into a confidentiality agreement with Company E on August 2, 2022, and conducted additional preliminary due diligence and analysis regarding Company E’s business.
Another of these potential targets (“Company F”) was a clinical-stage biopharmaceutical company specializing in therapeutics for nervous system disorders based in the United States. In July 2022, ARYA had an introductory meeting with Company F and members of ARYA’s management team engaged in discussions with representatives of Company F regarding a potential business combination. ARYA provided a draft term sheet to Company F on or about July 19, 2022 on terms that ARYA believed could satisfy one or more of its key criteria for a business combination.
Another of these potential targets (“Company G”) was a medical device company specializing in therapies for cardiac disorders based in the United States. In December 2022, ARYA had an introductory meeting with Company G and members of ARYA’s management team engaged in discussions with representatives of Company G regarding a potential business combination. ARYA provided a draft term sheet to Company G on or about December 13, 2022 on terms that ARYA believed could satisfy one or more of its key criteria for a business combination.
Another of these potential targets (“Company H”) was a genomics company based in the United States. In December, 2022, ARYA had an introductory meeting with Company H and members of ARYA’s management team engaged in discussions with representatives of Company H regarding a potential business combination. ARYA provided a draft term sheet to Company H on or about December 22, 2022 on terms that ARYA believed could satisfy one or more of its key criteria for a business combination.
Another of these potential targets (“Company I”) was a clinical-stage biopharmaceutical company specializing in cancer treatments based in the United States. In January 2023, ARYA had an introductory meeting with Company I and members of ARYA’s management team engaged in discussions with representatives of Company I regarding a potential business combination. ARYA provided a draft term sheet to Company I on or about January 10, 2023 on terms that ARYA believed could satisfy one or more of its key criteria for a business combination.
In the case of Adagio, this also included ARYA management’s knowledge of the cardiac ablation technology industry and Adagio’s business, technologies and product and service offerings as a result of Perceptive PIPE Investor’s investment in Adagio, which includes (i) a 2020 investment in Adagio’s Series E Preferred Stock and (ii) a 2022 investment in convertible notes issued by Adagio to raise working capital for use in the operation of Adagio’s business pursuant to a Note Purchase Agreement, dated October 27, 2022 (the “2022 Adagio Notes”) (as a result of the foregoing investments, Perceptive PIPE Investor holds approximately 7.4% of the issued and outstanding equity securities of Adagio (on a fully-diluted basis, exclusive of the 2022 Adagio Notes and the other convertible bridge notes described further below), and holds 2022 Bridge Notes in the original principal amount of $3,000,000 (out of the aggregate total of $9,500,000 of 2022 Adagio Notes issued by Adagio to investors)). In connection with Perceptive PIPE Investor’s investments in Adagio, Perceptive PIPE Investor holds board observation rights and has become familiar with Adagio’s business.
From May 2022 through January 2023, ARYA had preliminary discussions with each potential business combination target regarding a potential business combination, and based on its due diligence, evaluation and analysis of each such potential target and these discussions, ARYA submitted non-binding term sheets with respect to the seven potential targets (including Adagio). ARYA had varying levels of additional discussions and negotiations with these potential targets following submission of these term sheets, depending on, among other things, their level of interest in a potential business combination or the terms thereof. In addition, ARYA entered into confidentiality agreements and engaged in further business, operational and financial due diligence with respect to two of such targets (including Adagio and Company E). ARYA ceased exploration of, and discussions with, six of these other potential business combination targets because of, among other things, (a) in certain cases, the target’s low level of interest in a business combination transaction or desire to explore other strategic transactions, (b) in certain cases, the inability to reach agreement on terms acceptable to both ARYA and the potential target and (c) in certain cases, as a result of ARYA’s directors’ and management’s belief (based on their preliminary due diligence, evaluation and analysis of such potential targets and the terms of a potential business combination transaction vis-a-vis such targets and the Adagio Business, respectively) that the Adagio Business was a more attractive potential business combination target that could best satisfy ARYA’s key criteria for a business combination target, including, in particular, (i) scientific or other competitive advantages in the markets in which it operates; (ii) readiness to be public, with, among other potential attributes, strong management and corporate governance in place and (iii) unrecognized value or other characteristics that have been unevaluated by the market based on its analysis and business, operational and financial due diligence review.
With respect to Adagio, in July 2022, Adagio engaged Stifel, Nicolaus & Company, Incorporated (“Stifel”) as financial advisor to Adagio in connection with a potential sale of the company. Throughout the fall of 2022, Adagio contacted a number of strategic parties with the participation of Stifel. In late December 2022, Olav Bergheim, chief executive officer of Adagio, indicated to Michael Altman, director and chief financial officer of ARYA, and Konstantin Poukalov, chief business officer of ARYA, that Adagio was engaged in the process of seeking additional financing (either by means of an equity issuance by Adagio or a sale of Adagio to one or more potential purchasers), but that due to prevailing market conditions Adagio had not yet agreed to any mutually acceptable terms with any third parties. Thereafter, from December 2022 through January 22, 2023, Mr. Altman and Mr. Poukalov and other representatives of the Sponsor held multiple meetings with Mr. Bergheim and other representatives of Adagio and Stifel, to discuss, among other things, the potential benefits of, a business combination with ARYA. Following such initial discussions, in January 2023, Mr. Altman informed the directors and officers of ARYA of the possibility of exploration of a business combination between ARYA and Adagio, and ARYA’s officers and directors determined that additional discussions were warranted.
Additionally following such discussions, Adagio’s officers and directors determined that additional discussions and the exploration of a potential business combination between Adagio and ARYA were warranted and that, in order to facilitate such discussions and exploration concerning a potential business combination, Adagio would provide representatives of ARYA with further information for purposes of conducting preliminary business, operational and financial due diligence with respect to Adagio.
Between late December 2022 and mid-January 2023, Adagio provided representatives of ARYA with certain initial business, operational and financial due diligence and data with respect to Adagio and its business (by email and upon request from ARYA’s representatives), and representatives of ARYA held multiple telephonic and videoconference meetings with representatives of Adagio to discuss Adagio’s business, as well as the high-level framework for a potential business combination among the parties, and during this same time period, representatives of ARYA engaged in further business, operational and financial due diligence with respect to Adagio.
On January 25, 2023, Mr. Bergheim invited ARYA to submit proposed terms for a business combination between the parties. On January 25, 2023, representatives of ARYA provided representatives of Adagio with a draft, non-binding term sheet with respect to the potential business combination, which provided for a $75 million pre-transaction equity value of Adagio, expected PIPE financing of $50 million (with $15 million to be provided by the Perceptive PIPE Investor), and other customary terms and conditions for transactions of this type. In preparing its initial offered terms, ARYA selected and proposed the pre-transaction equity value of Adagio that was used in such draft non-binding term sheet, based upon a discount to the approximately $140 million post-money valuation of Adagio that had been used in Adagio’s Series E Preferred Stock financing round in November 2020. ARYA determined this approximately 46% discount was appropriate, given ARYA’s understanding, based on its own observations and the perspectives of its financial advisors, that valuations for similarly situated early-stage companies seeking financing in early 2023 had generally experienced similar declines in the time period since November 2020.
Between January 25, 2023 and February 28, 2023, representatives of ARYA and Kirkland & Ellis LLP (“K&E”), counsel to ARYA, on the one hand, and representatives of Adagio and Reed Smith LLP (“Reed Smith”), counsel to Adagio, on the other hand, held multiple telephonic and videoconference meetings and exchanged multiple revised drafts of the non-binding term sheet. Over the same period of time, ARYA and Adagio came to agreement on the outstanding business issues in the non-binding term sheet, including, among others: (a) the pre-transaction equity value of Adagio (which, following further negotiation, the parties agreed would be a fixed pre-transaction equity value of $80 million, on a fully diluted basis); (b) the forfeiture, by the Sponsor, of up to 1,000,000 of the ARYA Class B ordinary shares held by the Sponsor in connection with the potential business combination transaction; (c) the subjecting of 1,147,500 ARYA Class B ordinary shares held by the Sponsor to share trigger price vesting of $24.00 per share; (d) the post-closing Board composition (which the parties initially agreed would consist of a mutually agreeable number of directors, with (i) one individual designated by the Sponsor and (ii) the other directors being existing directors of Adagio or “independent” directors designated by Adagio and mutually agreed to by both the Sponsor and Adagio in each case); (e) a 12-month post-Closing lock-up period applicable to the Adagio shareholders, the Sponsor, Perceptive PIPE Investor and the Other Class B Shareholders; and (f) the key closing conditions, including the amount and components of the minimum cash condition (which the parties initially agreed would be a mutual $60 million minimum cash condition). Additionally, ARYA and Adagio each acknowledged and agreed that, in order to pursue a business combination transaction with ARYA, Adagio would require additional working capital for its operations prior to consummation of a proposed business combination transaction; therefore, the parties and the Perceptive PIPE Investor agreed that, in connection with the execution of a non-binding term sheet, the Perceptive PIPE Investor would negotiate and mutually agree upon the terms of the April 2023 Notes, wherein the Perceptive PIPE Investor would commit to invest up to $15 million of bridge financing in the form of convertible notes (which would convert into ARYA shares in connection with the PIPE Financing at the time of the potential business combination, and would constitute a portion of the expected transaction proceeds).
During this same time period, Mr. Altman kept the ARYA Board apprised regarding the status of discussions and negotiations with Adagio, including during the course of regular board correspondence. At the direction of ARYA’s directors, ARYA management continued to conduct business, operational and financial due diligence with respect to Adagio (including its potential product and service offerings and related technology), the market for similar products and the public financing markets in connection with exploring the potential business combination, including through additional discussions with Adagio management and review of financial and scientific data provided by Adagio with respect to its business.
On February 27, 2023, ARYA contacted Jefferies LLC (“Jefferies”), requesting that Jefferies act as financial advisor to ARYA with respect to the potential transaction, and placement agent with respect to the potential PIPE Financing.
On February 28, 2023, ARYA and Adagio agreed to the final terms of the non-binding term sheet, and each determined to further evaluate, negotiate and pursue a potential business combination. This determination by ARYA was based on, among other things: (a) ARYA’s directors’ and management’s belief, based on its analysis and review and initial due diligence and the terms of the non-binding term sheet, that Adagio met certain of its key criteria in a business combination target, including, in particular: (i) scientific or other competitive advantages in the markets in which it operates; and (ii) unrecognized value or other characteristics that have been unevaluated by the market based on its analysis and business, operational and financial due diligence review (including significant existing clinical trial data, existing relationships with production partners with commercial expansion capabilities to support commercialization and growth of key products); (b) the level of engagement by, and advanced negotiations and discussions with, Adagio, including with respect to having a preliminary agreement on key terms and conditions of a potential transaction; and (c) Adagio’s preparedness and willingness to devote appropriate resources to negotiating and executing definitive agreements and to consummating a business combination.
Also on February 28, 2023, Adagio executed a non-disclosure agreement with ARYA pursuant to which ARYA and Adagio agreed to exchange confidential information for purposes of further evaluating and, as each party saw fit, negotiating, pursuing and consummating a potential business combination transaction.
Also on February 28, 2023, at an extraordinary general meeting of ARYA, ARYA’s shareholders elected to extend the Termination Date from March 2, 2023 to June 2, 2023, and to allow ARYA, without another shareholder vote, to elect to further extend such Termination Date on a monthly basis until March 2, 2024 by resolution of the ARYA Board if requested by the Sponsor and by depositing $140,000 every month into the Trust Account (for more information, also see “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal”).
On March 3, 2023, representatives of ARYA, K&E, Jefferies, Adagio, Stifel, Reed Smith and WithumSmith+Brown, PC (“Withum”), as auditor to Adagio and ARYA conducted a videoconference meeting during which the parties and their respective representatives and advisors discussed preliminary matters relating to the timeline and process to signing definitive agreements providing for a potential business combination and the PIPE Financing. During such videoconference, the parties discussed the transaction timeline would need to be adjusted to allow for completion of the audit of Adagio’s 2022 Consolidated Financial Statements, prior to initiating the PIPE marketing process. The parties also discussed the preparation and negotiation of the documents needed for implementation of the agreed $15 million bridge financing for Adagio under the April 2023 Notes, including discussions regarding the Adagio’s ongoing discussions with Silicon Valley Bank, a division of First-Citizen Bank & Trust Company (successor by purchase to the Federal Deposit Insurance Corporation as Receiver for Silicon Valley Bridge Bank N.A. (as successor to Silicon Valley Bank)) (“SVB”), to obtain SVB’s consent to the bridge financing under the April 2023 Notes, which would be required pursuant to the existing Loan and Security Agreement, dated February 3, 2023 (the “SVB Term Loan”) by and among Adagio and SVB.
On March 9, 2023, at a meeting of the audit committee of the ARYA Board, Mr. Altman gave the directors present an update regarding the status and timeline of the potential business combination transaction with Adagio, including developments related to Adagio’s business operations, and the progress of the audit of Adagio’s 2022 financial statements, and such directors expressed support for continued pursuit of the potential transaction with Adagio.
On March 16, 2023, on behalf of the Perceptive PIPE Investor, K&E distributed to Reed Smith, the first draft of the note purchase agreement and form of promissory note for the bridge financing transaction under the April 2023 Notes. Later on March 16, 2023, Reed Smith distributed to K&E, SVB’s standard form of subordination agreement (the “Subordination Agreement”).
Between March 16, 2023 and April 4, 2023, K&E and Reed Smith negotiated the terms and exchanged drafts of the April 2023 Notes and related documents, including the note purchase agreement and form of convertible promissory note for the April 2023 Notes, the Subordination Agreement, and a proposed amendment to the terms of the 2022 Adagio Notes, by and among Adagio, the Perceptive PIPE Investor and certain other Adagio investors (the “Omnibus 2022 Note Amendment”), which amendment was necessary in order to facilitate the bridge financing under the April 2023 Notes and to provide for treatment of the 2022 Adagio Notes in connection with a de-SPAC transaction (including the proposed business combination transaction with ARYA), about which the 2022 Adagio Notes were previously silent.
On April 4, 2023, at a meeting of the audit committee of the ARYA Board, Mr. Altman gave the directors present an update regarding the status and timeline of the potential business combination transaction with Adagio, including developments related to Adagio’s business operations, and the progress of the audit of Adagio’s 2022 financial statements, and such directors expressed support for continued pursuit of the potential transaction with Adagio.
Also on April 4, 2023, the note purchase agreement for the April 2023 Notes, together with the initial promissory note issued to the Perceptive PIPE Investor thereunder, the Subordination Agreement and the Omnibus 2022 Note Amendment were executed by each party thereto, and pursuant to the initial April 2023 Note, Adagio drew an original principal amount of $5,000,000 for working capital and other general corporate purposes.
On May 2, 2023, representatives of ARYA, K&E, Jefferies, Adagio, Stifel, Reed Smith and Withum conducted a videoconference meeting during which the parties and their respective representatives and advisors discussed matters relating to the progress of the audit of Adagio’s 2022 financial statements, transaction timeline and process to signing definitive agreements providing for a potential business combination, and discussed and tentatively agreed on a work plan ultimately leading to such definitive agreements in late June 2023.
On May 8, 2023, Adagio provided representatives of ARYA and its advisors with access to the online data room for purposes of conducting further business, financial, operational, accounting, legal, tax, intellectual property and other due diligence with respect to Adagio and its business.
Between May 8, 2023 and November 19, 2023, representatives of ARYA conducted further business, operational and financial due diligence with respect to Adagio and, over the same period of time, ARYA’s legal, tax and other advisors conducted due diligence with respect to Adagio and its business, in each case, based on information available in the data room, written responses from representatives of Adagio and customary due diligence calls with representatives and advisors of Adagio. K&E, King & Spalding LLP (who conducted regulatory due diligence for ARYA) and Fox Rothschild (who conducted intellectual property, information technology, data and cybersecurity due diligence for ARYA) conducted legal due diligence videoconference meetings with representatives of Adagio and Adagio’s counsel Reed Smith, on September 20, 2023, October 4, 2023 and October 19, 2023. Each of K&E, KPMG International Limited (“KPMG”), who conducted tax and accounting due diligence for ARYA, King & Spalding LLP and Fox Rothschild provided ARYA with a due diligence report summarizing its key findings with respect to its due diligence review of Adagio and its business. These reports were provided to the ARYA Board in advance of the videoconference meeting of the ARYA Board on November 28, 2023 (as further described below).

Between May 2023 and September 2023 Mr. Altman and representatives of ARYA kept the ARYA Board apprised regarding the status and timeline of the potential business combination transaction with Adagio, including regular reports at meetings of ARYA’s audit committee held on May 8, 2023 and August 10, 2023, and during the course of regular board correspondence, developments related to Adagio’s business operations, and the progress of the audit of Adagio’s 2022 financial statements, and at the direction of ARYA’s directors, continued to conduct business, operational and financial due diligence with respect to Adagio (including its potential product and service offerings and related technology), the market for similar products and public financing markets in connection with exploring the potential business combination, including through additional discussions with Adagio management and review of financial and scientific data provided by Adagio with respect to its business.
On June 30, 2023, pursuant to an April 2023 Note issued to the Perceptive PIPE Investor on such date, Adagio drew an original principal amount of $2,000,000 for working capital and other general corporate purposes.
Between July 23, 2023 and February 9, 2024, representatives and advisors of each of ARYA and Adagio conducted weekly telephonic and videoconference meetings to discuss progress on, and provide updates with respect to, key work streams and other aspects of the potential business combination and, as needed, further refine the transaction timeline and steps and related work plan. In addition, during this same time period, a smaller subset of representatives and advisors of Adagio and ARYA met on a regular basis for the purposes of, among other things, reviewing Adagio’s technology and business and the expected transition of Adagio to a public company and discussing the contemplated business combination transaction.
On July 31, 2023, pursuant to an April 2023 Note issued to the Perceptive PIPE Investor on such date, Adagio drew an original principal amount of $2,000,000 for working capital and other general corporate purposes.
Between August 1, 2023 and February 13, 2024, representatives and advisors of ARYA, Adagio, and Jefferies exchanged numerous revised drafts of, and held various calls and meetings to discuss, the PIPE Financing investor presentation, research analyst coverage and outstanding information requests related thereto.
On August 31, 2023, pursuant to an April 2023 Note issued to the Perceptive PIPE Investor on such date, Adagio drew an original principal amount of $2,000,000 for working capital and other general corporate purposes.
On September 6, 2023, a videoconference meeting of the ARYA Board was held with representatives of K&E, Ogier (Cayman) LLP (“Ogier”) (who have acted as counsel to ARYA with respect to matters of Cayman Islands law since the time of ARYA’s initial incorporation), ARYA’s management, and representatives of the Sponsor in attendance. At the meeting, ARYA’s management, representatives of the Sponsor, and representatives of K&E provided the ARYA directors with an update and overview of the potential business combination (including the agreed terms thereof and the potential benefits and the risks related thereto) and the process related thereto, as well as certain key investment highlights. ARYA management described for the Board, the business and operational due diligence that had been conducted by ARYA management (in conjunction with representatives of Sponsor) with respect to Adagio and its business and presented to the Board a read-out of such business due diligence findings. Representatives from K&E and Ogier also reviewed with the ARYA directors their fiduciary duties in connection with the potential business combination and the ARYA directors disclosed, discussed and acknowledged actual and potential conflicts of interests of the ARYA directors with respect to the potential business combination, including (as described more fully elsewhere in the section entitled “—Interests of Certain Persons in the Business Combination”) the Perceptive PIPE Investor’s existing ownership interest in Adagio, including by virtue of its Series E Preferred Stock of Adagio, its outstanding 2022 Adagio Note, and its outstanding April 2023 Notes. Prior to this meeting, ARYA management had delivered to the ARYA directors a memorandum describing Adagio and terms of the potential business combination, as well as a conflict of interest disclosure questionnaire to be reviewed and completed by the directors. During this meeting, ARYA management referenced such materials in connection with the Board’s discussions. Additionally at this meeting, the Board held a discussion regarding the potential obtaining of a fairness opinion by an independent third-party financial advisor, and the Board determined to explore potential options for the engagement of such third-party fairness opinion providers. Following the meeting, ARYA’s independent directors (Messrs. Wider and Henderson and Ms. Trigg) held an executive session of the independent directors to further discuss the potential business combination.
On September 14, 2023, on behalf of ARYA, K&E distributed the first draft of the Business Combination Agreement to Reed Smith, which included terms that were consistent with the non-binding term sheet.

Between September 14, 2023 and February 7, 2024, K&E, on the one hand, and Reed Smith, on the other hand, exchanged numerous revised drafts of the Business Combination Agreement, which, except as more particularly described below with respect to the pre-transaction equity value of Adagio and the PIPE Financing and Convertible Security Financing, reflected terms generally consistent with the non-binding term sheet. Over the same period of time, K&E and Reed Smith and other representatives and advisors for ARYA and Adagio held numerous conference calls regarding certain terms and conditions of the Business Combination Agreement, including, among other things: (a) the overall structure and legal steps necessary to implement the potential business combination transactions, including agreeing upon the transaction steps and processes by which ListCo, ARYA Merger Sub and Company Merger Sub would be formed and combine in connection with the potential business combination transactions; (b) the overall suite of representations, warranties and covenants to be provided by each party under the Business Combination Agreement; and (c) the governance structure of ListCo following the Closing of the potential business combination. For further information related to the final resolution of items (a) through (c), please see the section entitled “—The Business Combination Agreement.”
Between September 27, 2023 and January 30, 2024, and in conjunction with the ongoing negotiation and revision of the Business Combination Agreement, K&E and Reed Smith exchanged revised drafts of the ancillary documents related to the Business Combination Agreement, including the form of Adagio Stockholder Transaction Support Agreement (the initial draft of which was delivered by K&E to Reed Smith on September 23, 2023), the Sponsor Letter Agreement (the initial draft of which was delivered by K&E to Reed Smith on September 27, 2023) and the Investor Rights Agreement (the initial draft of which was delivered by Reed Smith to K&E on October 11, 2023), and engaged in negotiations of such documents and agreements. Over the same period of time, K&E and Reed Smith and other representatives and advisors for ARYA and Adagio held numerous telephonic and videoconference meetings regarding certain terms and conditions of the ancillary agreements, including, among other things: (a) with respect to the form of Adagio Stockholder Transaction Support Agreement, (i) the agreement of the shareholders of Adagio to consent to and approve the proposed business combination, (ii) the waiver, by the shareholders of Adagio, of treatment of the business combination transaction as a liquidating transaction under Adagio’s governing documents, (iii) the Adagio shareholders’ consent to the increase of the number of authorized shares of the classes of Adagio’s stock into which the outstanding shares of Adagio Preferred Stock, outstanding Adagio Convertible Notes and Bridge Financing Notes are convertible; (b) with respect to the Sponsor Letter Agreement, (i) the Sponsor’s consent to the proposed business combination, (ii) the Sponsor’s and the Other Class B Shareholders’ agreement to vote for approval of the proposed business combination, (iii) the Sponsor and the Other Class B Shareholders agreement to waive anti-dilution protections and other rights to adjustment with respect to their Class B Shares, (iv) the terms of the earn-out shares subject to share trigger price vesting of $24 per share with an applicable earn-out period of ten years, (v) the ability of the Sponsor to transfer such earn-out shares being limited to certain permitted transfers, and (vi) the Sponsor retaining its rights as a stockholder of ListCo with respect to the earn-out shares during any period of restrictions on transfer or sale thereof; and (c) with respect to the Investor Rights Agreement, (i) the minimum offering size thresholds for demand registrations, underwritten shelf takedowns, block trades, management participation in roadshows, and (ii) carveouts of certain investors from the 365 day lock-up provision and application of a six month lock-up to certain directors and officers instead of the 365 day lock-up. For further information related to the ancillary agreements, please see the section entitled “—Certain Agreements Related to the Business Combination.”
Beginning in early September 2023, representatives of Jefferies as the placement agent, held conversations with prospective investors with respect to the proposed PIPE Financing to review Adagio and its business and address questions from potential investors. ARYA and Adagio came to agreement on the target size and terms of the equity financing and K&E, Reed Smith and White & Case LLP (“White & Case”), counsel to Jefferies, exchanged drafts of the initial forms of Initial Subscription Agreements to be entered into by Initial PIPE Investors in connection with the PIPE Financing.
On September 29, 2023, pursuant to an April 2023 Note issued to the Perceptive PIPE Investor on such date, Adagio drew an original principal amount of $2,000,000 for working capital and other general corporate purposes.
Between October 18, 2023 and November 28, 2023, K&E, Reed Smith and White & Case collectively negotiated the terms and exchanged drafts of the Initial Subscription Agreements. On November 28, 2023, drafts of the forms of Subscription Agreement were distributed to prospective Initial PIPE Investors and between November 28, 2023 and February 13, 2024, K&E, Reed Smith and White & Case collectively negotiated with the Initial PIPE Investors and their respective representatives and advisors, including with respect to the registration rights, features of the PIPE Warrants and the non-redemption and open market purchase commitments from certain Initial Other PIPE Investors, and responded to follow-up questions and comments related thereto, including with respect to the closing process and the expected timeline for consummating the business combination.
During this same time period, the prospective Initial PIPE Investors conveyed to Jefferies their proposed subscription amounts, and based on PIPE Investor feedback and ARYA and Adagio’s discussions with Jefferies and Stifel, ARYA and Adagio agreed to revise the fixed pre-transaction equity value of Adagio to $24 million. The prospective Initial PIPE Investors, ARYA and Adagio determined the pre-transaction equity value of $24 million by comparing Adagio’s business with the purchase prices at which similarly-situated companies had recently been acquired and by taking into account the valuation and price that the potential Initial PIPE Investors indicated they would accept.
The following similarly-situated companies were included in an investor presentation that ARYA and Adagio used during meetings with investors in connection with the PIPE Financing:
Acquiring Company	Year of acquisition	Purchase Price (in $ millions)	Target/Name of acquired company
Medtronic, Inc.	2008	388	CryoCath Technologies Inc.
Medtronic, Inc.	2009	225	Ablation Frontiers, Inc.
Medtronic, Inc.	2019	316	EPIX Therapeutics, Inc.
Medtronic, Inc.	2022	925	Affera, Inc.
Boston Scientific Corporation	2001	115	Cardiac Pathways Corp.
Boston Scientific Corporation	2012	265	Rhythmia Medical, Inc.
Boston Scientific Corporation	2013	275	BARD Electrophysiology (of C.R. Bard, Inc.)
Boston Scientific Corporation	2018	202	Cryterion Medical, Inc.
Boston Scientific Corporation	2021	450	Farapulse, Inc.
Boston Scientific Corporation	2022	1,750	Baylis Medical Company, Inc.
Abbott Laboratories/St. Jude Medical	2004	47	Irvine Biomedical, Inc.
Abbott Laboratories/St. Jude Medical	2005	237	Endocardial Solutions, Inc.
Abbott Laboratories/St. Jude Medical	2008	92	EP MedSystems, Inc.
Abbott Laboratories/St. Jude Medical	2008	250	MediGuide, Inc.
Abbott Laboratories/St. Jude Medical	2013	331	Endosense SA
Abbott Laboratories/St. Jude Medical	2014	250	Topera Inc.
Johnson & Johnson	1997	400	Biosense Webster, Inc.
Although these acquired companies were comparable to Adagio based on their status as manufacturers of cardiovascular medical devices, their growth prospects, their commercialization plans and timelines, and their technological focus, there were material differences among such companies based on, among other factors, stage of commercial development, the breadth and scope of their product portfolios and operations, and the specific life science markets addressed. Given these differences, such companies were referred to during investor meetings to illustrate that growth and consolidation in the sector in which Adagio operates has mainly been driven by external acquisitions by larger medical device companies.
Due to Adagio’s status as a pre-market enterprise, there was no additional valuation methodology or analysis used in determining the pre-transaction equity value of Adagio. Additionally, during this time period, the parties further agreed that PIPE Investors would receive the PIPE Warrants in connection with their subscriptions in the PIPE Financing. ARYA, Adagio and Jefferies determined final allocations with respect to the aggregate committed financing of $65 million, of which (a) $45 million of the commitments would be from Initial PIPE Investors (including $30 million from the Perceptive PIPE Investor consisting of (i) the $15 million of April 2023 Notes previously issued to the Perceptive PIPE Investor and (ii) an additional $15 million committed by the Perceptive PIPE Investor, up to $7 million of which would be in the form of the November 2023 Notes, which would be issued upon substantially the same terms as the April 2023 Notes, and which could be drawn by Adagio for working capital and general corporate purposes) and (b) $20 million in the form of the Convertible Security Financing. In connection with the Perceptive PIPE Investor’s agreement to provide additional financing to Adagio under the November 2023 Notes, ARYA, the Sponsor and Adagio agreed that the Perceptive PIPE Investor would be entitled to designate the majority of the initial directors serving on the board of directors of ListCo upon consummation of the Closing. The foregoing terms (including the modified $24 million pre-transaction equity value of Adagio) were included in the terms of an updated draft of the Business Combination Agreement that K&E, on behalf of ARYA, distributed to Reed Smith on November 22, 2023.
On October 26, 2023, pursuant to an April 2023 Note issued to the Perceptive PIPE Investor on such date, Adagio drew an original principal amount of $2,000,000 for working capital and other general corporate purposes, after which all available amounts had been drawn by Adagio under the April 2023 Note documents.
On November 8, 2023, at a meeting of the audit committee of the ARYA Board, Mr. Altman gave the directors present an update regarding the status and timeline of the potential business combination transaction with Adagio, including developments related to Adagio’s business operations, and the progress of the audit of Adagio’s 2022 financial statements, and such directors expressed support for continued pursuit of the potential transaction with Adagio.
On November 18, 2023, ARYA engaged Scalar, LLC (“Scalar”) to undertake a study to enable it to render an opinion to the ARYA Board with respect to the fairness, from a financial viewpoint, to ARYA’s shareholders of the consideration to be paid in the proposed business combination transaction.
In connection with the above-describe agreements and discussions between the parties related to the PIPE Financing and Convertible Security Financing, from November 20, 2023 through February 7, 2024, K&E, on the one hand, and Reed Smith, on the other hand, exchanged numerous further revised drafts of the Business Combination Agreement (each of which contained the modified $24 million pre-transaction equity value of Adagio). Over the same period of time, K&E and Reed Smith and other representatives and advisors for ARYA and Adagio held numerous conference calls regarding certain terms and conditions of the Business Combination Agreement, including, among other things: (a) the full suite of interim operating covenants to govern the operation of Adagio’s business between the period of signing the Business Combination Agreement and the closing of the transactions; (b) the treatment of Adagio’s existing outstanding incentive equity awards in connection with the potential business combination, namely that Adagio’s outstanding in-the-money equity awards would be cancelled and exchanged at the closing of the business combination transaction for options to purchase shares of ListCo common stock; (c) the number of shares of ListCo common stock to be reserved for issuance to employees pursuant to the post-closing ListCo incentive equity plan to be 20% of the fully-diluted capitalization of ListCo as of the Closing, with annual increases of up to 5%; (d) the number of shares of ListCo common stock to be reserved for issuance to key management employees pursuant to a separate post-closing ListCo incentive equity plan to be 15% of the fully-diluted capitalization of ListCo as of the Closing; (e) the removal of a minimum cash condition, and inclusion of a minimum gross financing proceeds condition of $50 million; (f) each of the Sponsor and Adagio being entitled to designate the initial directors serving on the board of directors of ListCo upon consummation of the Closing; (g) a condition that the SVB Term Loan be fully paid at closing and any liens associate therewith released by SVB; (h) a covenant that Adagio and ARYA would mutually agree upon the terms of an amendment and restatement of the Facilities and Services Agreement, dated June 1, 2011, between Adagio and Fjord Ventures, LLC, to be implemented prior to closing of the business combination transactions; and (i) the terms upon which Adagio would be required to reimburse a portion of ARYA’s costs and fees incurred in connection with the preparation and negotiation of the Business Combination Agreement, in the event that the transactions contemplated thereby fail to close. For further information related to the final resolution of items (a) through (i), please see the section entitled “—The Business Combination Agreement.”
Between November 24, 2023 and November 28, 2023, K&E and Reed Smith negotiated the terms and exchanged drafts of the definitive documents to be entered into in connection with the November 2023 Notes, including the note purchase agreement with respect thereto, the form of November 2023 Notes, a subordination agreement in favor of SVB (in form substantially similar to the Subordination Agreement (the “Second Subordination Agreement”)) and a second amendment to the 2022 Adagio Notes (in form substantially similar to the Omnibus 2022 Note Amendment (the “Second Omnibus 2022 Note Amendment”)).
On November 28, 2023, a videoconference meeting of the ARYA Board was held with ARYA’s management and representatives of the Sponsor in attendance, together with representatives of K&E, Ogier, King & Spalding LLP, Fox Rothschild and KPMG in attendance. Prior to this meeting each of K&E, King & Spalding LLP and Fox Rothschild provided ARYA with a due diligence report summarizing their respective key findings with respect to their respective legal due diligence reviews of Adagio and its business. Also prior to this meeting, KPMG provided ARYA with its due diligence report summarizing its key findings with respect to its tax and accounting due diligence review of Adagio and its business. During this meeting, ARYA’s management and representatives of the Sponsor provided the ARYA directors with an update on Adagio’s business, including finalization of Adagio’s financial projections (wherein Adagio has developed a two-year go-forward business plan, contemplating expenses of $48 million during such time) and refinements to Adagio’s go-to-market strategy (instead of launching a wide go-to-market strategy through Europe as previously contemplated, Adagio plans to instead focus its ventricular tachycardia program within eight to ten institutions in Germany, once the program obtains its CE mark in Europe, in order to prove out the ventricular tachycardia market opportunity within such institutions). Also during the meeting, each of K&E, King & Spalding LLP, Fox Rothschild and KPMG presented a read-out of their due diligence findings to the Board and discussed the same with the Board, answering the director’s questions. Additionally at the meeting, ARYA’s management, representatives of K&E and representatives of the Sponsor provided the ARYA directors with an update on the potential business combination and the process and timing thereof, including an update on the key transaction terms and ARYA’s engagement of Scalar to provide the board with a fairness opinion regarding the proposed business combination transactions. The ARYA directors discussed and acknowledged the updated financing terms for the proposed transaction, including the terms of the PIPE Financing (including the Perceptive PIPE Investor’s participation therein, including through the November 2023 Notes financing) and the preliminary terms of the Convertible Security Financing. Following the meeting, ARYA’s independent directors (Messrs. Wider and Henderson and Ms. Trigg) held an executive session of independent directors with K&E to further discuss, among other things, the potential business combination and other transactions and the legal due diligence findings with respect to Adagio.
On November 28, 2023, the note purchase agreement for the November 2023 Notes, together with the initial promissory note issued to the Perceptive PIPE Investor thereunder, the Second Subordination Agreement and the Second Omnibus 2022 Note Amendment were executed by each party thereto, and pursuant to the initial April 2023 Note, Adagio drew an original principal amount of $2,000,000 for working capital and other general corporate purposes.
On December 14, 2023, pursuant to a November 2023 Note issued to the Perceptive PIPE Investor on such date, Adagio drew a principal amount of $1,000,000 for working capital and other general corporate purposes.
On December 28, 2023, pursuant to a November 2023 Note issued to the Perceptive PIPE Investor on such date, Adagio drew a principal amount of $2,000,000 for working capital and other general corporate purposes.
On January 22, 2024, ARYA filed a preliminary proxy statement for the Extension Meeting to seek shareholder approval to adopt the Articles Amendments. On February 1, 2024, ARYA filed and started mailing of the Extension Proxy Statement for the Extension Meeting to be held at 11:00 a.m., Eastern time, on February 27, 2024.
On January 29, 2024, pursuant to a November 2023 Note issued to the Perceptive PIPE Investor on such date, Adagio drew a principal amount of $2,000,000 for working capital and other general corporate purposes.
On February 29, 2024, pursuant to a November 2023 Note issued to the Perceptive PIPE Investor on such date, Adagio drew a principal amount of $1,000,000 for working capital and other general corporate purposes.
On January 30, 2024, Kelly Drye & Warren LLP (“Kelly Drye”), counsel for the Contingent Investor, an affiliate of ATW Partners, LLC, delivered to Reed Smith and K&E, initial drafts of the Convertible Security Subscription Agreement, Convert Warrant, and ancillary documents related to the Convertible Security Financing, including the registration rights agreement and form of promissory notes contemplated thereunder. Between January 30, 2024 and February 13, 2024, K&E and Reed Smith negotiated with Kelly Drye the terms and exchanged drafts of the definitive documents to be entered into in connection with the Convertible Security Financing by the Contingent Investor and the Perceptive PIPE Investor. Over the same period of time, K&E, Reed Smith, Kelly Drye and other representatives and advisors for ARYA, Adagio, the Perceptive PIPE Investor and the Contingent Investor held numerous conference calls regarding certain terms and conditions of such documents, including, among other things: (i) the option to cashless exercise the Convert Warrants, and (ii) the resale shelf registration rights that the Contingent Investor and the Perceptive PIPE Investor would receive. For further information related to the final resolution of items (i) and (ii), please see the section entitled “—Certain Agreements Related to the Business Combination.”

On February 2, 2024, a videoconference meeting was held among representatives of ARYA management, representatives of the Sponsor, representatives of Adagio management, K&E and Reed Smith, during which the parties discussed the terms of the Convertible Security Financing and the status of discussions with prospective investors in the Convertible Security Financing. At this meeting it was agreed between the parties that, in order to enable ARYA and Adagio to advance discussions with the other potential investors in the Convertible Security Financing, the Perceptive PIPE Investor would participate in the Convertible Security Financing up to an investment amount of $12,500,000, consisting of (a) the Perceptive PIPE Investor's subscription for $5,500,000 of New Adagio Convertible Notes and Convert Warrants at the closing of the proposed Business Combination on the same terms as the other Convert Investors executing the Convertible Security Subscription Agreement (subject to adjustment depending on the receipt by ARYA or ListCo of any additional financing or commitment for financing, whether in the form of equity, debt or convertible debt, before the closing of the proposed Business Combination) (the “Perceptive Convertible Note Commitment”), and (b) $7,000,000 in the form of the 2024 Bridge Financing Note pursuant to which such note would convert into New Adagio Convertible Notes and Convert Warrants pursuant to the terms of the 2024 Bridge Financing Note Subscription Agreement (subject to adjustment depending on the receipt by ARYA or ListCo of any additional financing or commitment for financing, whether in the form of equity, debt or convertible debt, before the closing of the proposed Business Combination).
On February 2, 2024, a videoconference meeting of the ARYA Board was held with representatives of K&E, Ogier, ARYA’s management, and representatives of the Sponsor in attendance. At the meeting, K&E and Ogier reviewed the Board’s fiduciary duties under Cayman law, and then ARYA’s management, representatives of the Sponsor, and representatives of K&E provided the ARYA directors with an update and overview of the potential business combination and the process related thereto, as well as certain key developments, including the Perceptive PIPE Investor’s willingness to provide the Perceptive Convertible Note Commitment and commitment to enter into the 2024 Bridge Financing Note in order to enable ARYA and Adagio to advance discussions with the other potential investors in the Convertible Security Financing. ARYA management also discussed with the Board the expected timeline and process for a potential signing of the Original Business Combination Agreement and delivery of Scalar’s expected fairness opinion. Following the meeting, ARYA’s independent directors (Messrs. Wider and Henderson and Ms. Trigg) held an executive session of the independent directors to further discuss the potential business combination.
On February 2, 2024, K&E delivered to Reed Smith, initial drafts of the 2024 Bridge Financing Note Subscription Agreement and the 2024 Bridge Financing Note. Between February 2, 2024 and February 12, 2024, K&E and Reed Smith negotiated the terms and exchanged drafts of the definitive documents to be entered into in connection with the 2024 Bridge Financing Note Subscription Agreement and the 2024 Bridge Financing Note. Over the same period of time, K&E and Reed Smith and other representatives and advisors for ARYA and Adagio held numerous conference calls regarding certain terms and conditions of such documents, including, among other things: (i) the conversion of the 2024 Bridge Financing Note into New Adagio Convertible Notes and Convert Warrants (in connection with the Convertible Security Financing), and New Adagio Shares and PIPE Warrants (in connection with the PIPE Financing), and (ii) how Additional Financing would affect the conversion of the 2024 Bridge Financing Notes into New Adagio Convertible Notes, Convert Warrants, New Adagio Shares and PIPE Warrants, and the Perceptive Convertible Note Commitment to purchase New Adagio Convertible Notes at Closing. For further information related to the final resolution of items (i) and (ii), please see the section entitled “—Certain Agreements Related to the Business Combination.”
Throughout the process of discussions between Adagio and ARYA regarding the potential business combination, the Adagio board held periodic meetings at which the directors received updates on, and discussed and provided feedback with respect to, the potential sale of Adagio, including with respect to the terms presented in the non-binding term sheet described above and the drafts of the transaction agreements. On February 9, 2024, Adagio held a videoconference meeting of its board with representatives of Reed Smith to review the terms of the transaction, including the key terms of the various transaction documents and the matters that remained unresolved. The Adagio board approved the terms of the transaction as presented and authorized management to continue to work to finalize the open terms and agreements.
On February 12, 2024, a videoconference meeting of the ARYA Board was held with representatives of K&E, Ogier, counsel to ARYA with respect to matters of Cayman Islands law, Scalar, ARYA’s fairness opinion provider, ARYA’s management and representatives of the Sponsor in attendance. At the meeting, the ARYA directors were provided with an overview of the proposed Business Combination (including the potential benefits and the risks related thereto), the key terms of the other proposed transaction documents, the valuation of the combined company as implied by the terms of the potential Business Combination (including and comparison of such valuation relative to certain publicly traded companies) and the proposed resolutions to approve the Business Combination. Representatives from K&E and Ogier also reviewed with the ARYA directors their fiduciary duties in connection with the proposed Business Combination, and the ARYA directors acknowledged the conflicts of interests of the ARYA directors with respect to the proposed Business Combination (including the Perceptive PIPE Investor’s existing ownership interest in Adagio, its investments in Adagio pursuant to the 2022 Adagio Notes, the April 2023 Notes and the November 2023 Notes, its participation in the PIPE Financing and the Perceptive Convertible Note Commitment). At the request of the ARYA Board, representatives of Scalar then reviewed its financial analysis of the proposed Business Combination with the ARYA Board, and rendered to the ARYA Board an oral opinion, which was subsequently confirmed by the delivery of a written opinion, dated February 13, 2024, to the effect that, as of such date and based on and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion, the Consideration (as defined in such opinion) to be paid by ARYA to the Adagio shareholders pursuant to the Original Business Combination Agreement was fair, from a financial point of view, to the holders of ARYA’s Class A ordinary shares (other than the Excluded Parties (as defined in such opinion)). ARYA’s independent directors (Messrs. Wider, Henderson and Ms. Trigg) also held an executive session of independent directors with K&E to further discuss the Business Combination and the proposed resolutions to, if the ARYA Board saw fit, approve the Business Combination prior to a motion being made to so approve such resolutions.
On February 13, 2024, a videoconference meeting of the ARYA Board was held with representatives of K&E, Ogier, counsel to ARYA with respect to matters of Cayman Islands law, ARYA’s management and representatives of the Sponsor in attendance. At the meeting, the Board received an update on the status of the transaction, after which, based on the factors cited in “—Reasons for the Business Combination,” and in light of the fact that the implied fair market value of Adagio in the Business Combination was in excess of 80% of the assets held in the Trust Account, ARYA’s independent directors, in a separate vote, and the entire ARYA Board each adopted and approved, among other resolutions, resolutions (a) determining that it is in the best interests of ARYA to negotiate, execute and deliver the Business Combination Agreement and the ancillary documents thereto and to consummate the transactions contemplated by each of the Business Combination Agreement and the ancillary documents thereto; (b) approving the Business Combination Agreement and ancillary documents thereto and approving ARYA’s execution, delivery and performance of the same and the consummation of the transactions contemplated by the Business Combination Agreement and the ancillary documents thereto, including the PIPE Financing and the Convertible Security Financing; (c) authorizing the calling of an extraordinary general meeting of ARYA shareholders on such date, location and time as determined by ARYA’s management; (d) recommending that the ARYA shareholders vote in favor of the Business Combination Proposal, the ARYA Merger Proposal and the Adjournment Proposal; and (e) authorizing the amendment of the convertible notes issued by ARYA to the ARYA Sponsor, to provide that certain amounts owed under such notes shall be convertible, at the ARYA Sponsor’s option, into ARYA’s Class B Shares. One ARYA director was absent from the meeting due to a scheduling conflict. There were no abstentions and no objections to the foregoing resolutions. Immediately following the meeting, ARYA obtained the written consent of the absent director to all of the foregoing resolutions.
On February 13, 2024, final versions of the Initial Subscription Agreements were distributed to the prospective Initial PIPE Investors, which reflected the outcome of negotiations between ARYA, Adagio and the prospective Initial PIPE Investors and their respective representatives and advisors. On February 13, 2024, the prospective Initial PIPE Investors that had chosen to participate in the PIPE Financing indicated their final subscription amounts, ARYA and Adagio determined final investment allocations with respect to the PIPE Financing and the Initial PIPE Investors delivered executed Initial Subscription Agreements to K&E. No material valuations or other information about ARYA, Adagio, New Adagio or the Business Combination was provided to potential Initial PIPE Investors that has not been disclosed publicly.
On February 13, 2024, the parties entered into the Business Combination Agreement and the related ancillary documents; the Initial PIPE Investors (including the Perceptive PIPE Investor) executed and delivered the Subscription Agreements, pursuant to which the Initial PIPE Investors committed financing valued (as of February 13, 2024) at approximately $45,000,000, including (i) commitments by certain investors to subscribe for and purchase Class A Ordinary Shares in the open market and not to redeem such shares prior to the Closing Date, (ii) non-redemption commitments by certain investors that are shareholders of ARYA, (iii) agreements to subscribe for and purchase shares of New Adagio Common Stock, (iv) the contribution of $23,000,000 of Bridge Financing Notes to ListCo, and (v) an additional cash investment by the Perceptive PIPE Investor of approximately $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing being raised prior to Closing).
On February 14, 2024, the Convert Investors (including the Perceptive PIPE Investor) executed and delivered the Convertible Security Subscription Agreement, pursuant to which the Convert Investors committed to purchase at Closing $20,000,000 of New Adagio Convertible Notes, which includes the Perceptive Convertible Note Commitment and the ability of the Perceptive PIPE Investor to convert the 2024 Bridge Financing Note into New Adagio Convertible Notes. On February 14, 2024, the Perceptive PIPE Investor also purchased $7,000,000 of 2024 Bridge Financing Notes pursuant to the 2024 Bridge Financing Note Subscription Agreement. The 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement contemplated on February 14, 2024 that, on the Closing Date, the 2024 Bridge Financing Note will convert into New Adagio Convertible Notes and Convert Warrants, and the Perceptive PIPE Investor will subscribe for an additional $5,500,000 of New Adagio Convertible Notes and 937,500 Convert Warrants, on the same terms as the Convert Investors that executed the Convertible Security Subscription Agreement. Pursuant to the terms of the Convertible Security Subscription Agreement, 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, subject to ARYA and New Adagio receiving Additional Financing, whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid, the Perceptive Convertible Note Commitment is reduced, or a combination of both.
On February 14, 2024, ARYA and Adagio issued a joint press release announcing the execution of the Business Combination Agreement, and ARYA filed a Current Report on Form 8-K and an amendment to such Current Report on Form 8-K, which collectively included as exhibits (a) the joint press release by ARYA and Adagio, (b) an investor presentation providing information on Adagio and a summary of certain key terms of the business combination, and (c) the definitive agreements executed in connection with the Business Combination.
On February 27, 2024, at an extraordinary general meeting of ARYA, ARYA’s shareholders elected to extend the Termination Date from March 2, 2024 to April 2, 2024, and to allow ARYA, without another shareholder vote, to elect to further extend such Termination Date on a monthly basis until March 2, 2025 by resolution of the ARYA Board if requested by the Sponsor and by depositing $111,000 every month into the Trust Account (for more information, also see “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Second Extension Amendment Proposal”).
On May 7, 2024, Adagio discussed with the Perceptive PIPE Investor the execution of an additional bridge financing note, in a form similar to the April 2023 Notes and the November 2023 Notes. On May 14, 2024, the Perceptive PIPE Investor agreed to the funding of an additional $3,000,000 bridge financing note and Reed Smith reached out to K&E to align on the preparation of the legal documentation required in connection with the issuance of the May 2024 Notes. Between May 14, 2024 and May 21, 2024, K&E and Reed Smith negotiated the terms and exchanged drafts of the definitive documents to be entered into in connection with the May 2024 Notes, including the note purchase agreement with respect thereto, the form of May 2024 Notes, a subordination agreement in favor of SVB (in form substantially similar to the Subordination Agreement) and an amendment to the 2022 Adagio Notes (in form substantially similar to the Omnibus 2022 Note Amendment). On May 21, 2024, the Perceptive PIPE Investor subscribed for $3,000,000 of May 2024 Notes.
On March 18 and March 27, 2024, the June PIPE Investor, Adagio and Chardan had several calls, discussing Adagio’s business and the June PIPE Investor’s interest to enter into a non-redemption agreement and/or purchasing New Adagio Convertible Notes. On March 21, 2024, Chardan (as defined below) reached out to K&E regarding the June PIPE Investor and the preparation of draft agreements that would allow the June PIPE Investor to invest in the PIPE Financing or the Convertible Security Financing. On March 21, 2024, Chardan referred the June PIPE Investor to the form of subscription agreements that were filed with the SEC and had been executed by the Initial PIPE Investors in connection with the signing of the Business Combination Agreement. Between March and June 2024, K&E, Reed Smith and Chardan collectively negotiated with the June PIPE Investor, including the size of its investment, whether Adagio would upsize the Convertible Security Financing to allow the June PIPE Investor to purchase New Adagio Convertible in addition to the investors that already committed to purchase New Adagio Convertible Notes at the time of the signing of the Business Combination Agreement, its registration rights, the transferability of the PIPE Warrants, the cashless exercise features of the PIPE Warrants and the commitments of investors under the non-redemption and new money subscription agreements that had been executed by the Initial PIPE Investors at the time of the signing of the Business Combination Agreement.
On March 22, 2024, K&E and Reed Smith discussed the proposed entry by Adagio and RA Capital into an agreement to exchange a certain number of its existing Company Series E Preferred Shares (as defined in the Business Combination Agreement) for Pre-Funded Warrants to purchase Company Series E Preferred Shares (the “Exchange Agreement”). Between March 27, 2024 and May 29, 2024, Adagio, ARYA and RA Capital continued to consider and negotiate the structure and terms of the proposed Exchange Agreement.
On May 14, 2024, the June PIPE Investor indicated to K&E and Chardan that it would be willing to subject 119,730 Class A ordinary shares that it currently owned in the form of a non-redemption agreement and an additional $2 million in the form of a new money subscription agreement. On May 28, 2024, K&E shared initial drafts of the Subscription Agreements that reflected the June PIPE Investor’s indication of interest. On June 4, 2024, K&E and Reed Smith shared drafts of the June Subscription Agreements with Kelly Drye and the Contingent Investor and shared a draft of the waiver to the participation right that the Convert Investors had negotiated under the Convertible Security Subscription Agreement with Kelley Drye.
Between May 28, 2024 and June 24, 2024, K&E, Reed Smith, Chardan and White & Case continued to negotiate final terms of the June Subscription Agreements, including a provision in the PIPE Warrant regarding transferability of the PIPE Warrant. On June 21, 2024, K&E circulated to the June PIPE Investor final versions of the June Subscription Agreements and the form of PIPE Warrant which was included as an exhibit thereto to the PIPE Investors.
On May 29, 2024, Reed Smith informed K&E of the high level terms of the Exchange Agreement proposed by RA Capital, which consisted of RA Capital exchanging a certain number of its existing Company Series E Preferred Shares for Pre-Funded Warrants to purchase Company Series E Preferred Shares, with each Pre-Funded Warrant issued and outstanding as of immediately prior to the Company Merger Effective Time (as defined in the Business Combination Agreement) being automatically canceled and extinguished and converted into the right to receive a number of shares of New Adagio Common Stock equal to the Exchange Ratio (as defined in the Business Combination Agreement).
On May 29, 2024 and May 30, 2024, Reed Smith and K&E corresponded to discuss the scope of ancillary legal documentation that would be required in connection with the Exchange Agreement, including entry into an amendment to the Business Combination Agreement. On May 30, 2024, Adagio and RA Capital discussed the proposed entry into the BCA Amendment in connection with entry into the Exchange Agreement, following which, on May 31, 2024, Reed Smith sent a draft of the BCA Amendment to K&E for review, which provided for (i) ARYA’s consent to Adagio’s entry into the Exchange Agreement; and (ii) ancillary amendments to the Business Combination Agreement to account for the Pre-Funded Warrants and transactions contemplated under the Exchange Agreement.
As permitted under the terms of the Convertible Security Financing described further above, the Perceptive PIPE Investor executed an assignment agreement on June 20, 2024, pursuant to which the Perceptive PIPE Investor assigned the $5,500,000 Perceptive Convertible Note Commitment to new investors, which agreed to subscribe for $5,500,00 of New Adagio Convertible Notes and 412,500 Convert Warrants at Closing. As a result of such assignment, the Perceptive PIPE Investor will subscribe for $7,000,000 of New Adagio Convertible Notes and 525,000 Convert Warrants at Closing in connection with the conversion of the 2024 Bridge Financing Note into New Adagio Convertible Notes.
Between May 31, 2024 and June 24, 2024, K&E and Reed Smith continued to negotiate final terms of the BCA Amendment. On June 24, 2024, Reed Smith circulated to K&E a final version of BCA Amendment to ARYA and Adagio.
On June 24, 2024, ARYA, ListCo and the June PIPE Investor executed the June Subscription Agreements. Also on June 24, 2024, ARYA and ListCo entered into an amendment to the Subscription Agreement with the Perceptive PIPE Investor, pursuant to which the new May 2024 Notes, any Additional Convertible Notes that the Perceptive PIPE Investor may elect to subject to its Subscription Agreement and any interest that has been accruing and will remain unpaid thereon prior to Closing will be contributed to ListCo at Closing, on the same terms as the Subscription

Agreement pursuant to which Adagio, ListCo, ARYA and the Perceptive PIPE Investor had previously agreed at signing of the Business Combination Agreement that the April 2023 Notes and the November 2023 Notes would convert into shares of New Adagio Common Stock and PIPE Warrants at Closing.
On May 17, 2024, June 23, 2024 and June 24, 2024, Adagio and ARYA discussed changes to the terms and size of the Key Employee Incentive Plan and HoldCo Incentive Equity Plan and agreed on June 24, 2024 to an amendment to the terms of the Business Combination Agreement relating to the calculation of the maximum size of the Key Employee Incentive Plan and HoldCo Incentive Equity Plan, resulting in an increase of the size of the incentive share pools under such incentive plans. Adagio and ARYA also agreed to a change to the Business Combination Agreement to effectuate a change of the post-Closing name of ListCo to “Adagio Medical Holdings, Inc.”
On June 25, 2024, the ARYA Board and the Adagio Board approved, by unanimous written consent, entry into the BCA Amendment and the matters and transaction contemplated thereby. On June 25, 2024, ARYA and Adagio executed the BCA Amendment.
On June 25, 2024, ARYA filed a Current Report on Form 8-K, which disclosed (a) the execution of the BCA Amendment, (b) the execution of the June Subscription Agreements, and (c) the execution of the amendment to the Subscription Agreement with the Perceptive PIPE Investor.
On June 20, 2024, Adagio discussed with the Perceptive PIPE Investor the execution of an additional bridge financing note, in a form similar to the May 2024 Notes, the April 2023 Notes and the November 2023 Notes. On June 20, 2024, the Perceptive PIPE Investor agreed to the funding of an additional $2,500,000 bridge financing note and Reed Smith reached out to K&E to align on the preparation of the legal documentation required in connection with the issuance of the June 2024 Notes. Between June 20, 2024 and June 25, 2024, K&E and Reed Smith negotiated the terms and exchanged drafts of the definitive documents to be entered into in connection with the June 2024 Notes, including the note purchase agreement with respect thereto, the form of June 2024 Notes, a subordination agreement in favor of SVB (in form substantially similar to the Subordination Agreement) and an amendment to the 2022 Adagio Notes (in form substantially similar to the Omnibus 2022 Note Amendment). On June 25, 2024, the Perceptive PIPE Investor subscribed for $2,500,000 of June 2024 Notes.
The ARYA Board’s Reasons for the Business Combination
The ARYA Board, in evaluating the transaction with Adagio, consulted with its legal counsel, financial and accounting advisors and other advisors. In reaching its resolution (i) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, are advisable and in the best interests of ARYA and its shareholders and (ii) to recommend that the shareholders adopt the Business Combination Agreement and approve the Business Combination, the ARYA Board (i) consulted with ARYA’s legal and financial advisors in connection with its evaluation of the Business Combination Agreement and the Business Combination, (ii) reviewed the results of due diligence conducted by ARYA’s management team, together with its legal and financial advisors and (iii) considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the ARYA Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The ARYA Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of ARYA’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”
In approving the Business Combination, the ARYA Board determined to obtain a fairness opinion. In addition, the officers and directors of ARYA have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries, but particularly the healthcare and life sciences industries, and concluded that their experience and background, together with the experience and sector expertise of ARYA’s advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination.
The ARYA Board considered a variety of factors, including the following positive factors, although not weighted or in any order of significance, in deciding to approve the Business Combination Agreement and transactions contemplated thereby:

•
Innovative Technology for an Unmet Medical Need. The target clinical indications for Adagio’s innovative cardiac ablation technology are unprecedented due to the limited long-term effectiveness of existing technologies. Adagio’s breakthrough technology has demonstrated improved outcomes in VT and persistent patients, indicating a significant combined growth potential.

•
Commercialization Strategy. The ARYA Board believes that the components of Adagio’s technology will allow for the creation of efficient sourcing and manufacturing processes that ultimately will enable New Adagio to adequately increase manufacturing and production capabilities and meet its commercial plans.

•
Experienced Leadership Team. The ARYA Board believes that Adagio has a proven and experienced team that is positioned to successfully lead New Adagio after the Business Combination and advance its AF and VT clinical programs worldwide.

•
Transaction Proceeds. Depending on the extent of redemptions by the Public Shareholders and on the final amount of the expenses incurred in connection with the Business Combination, the Business Combination is expected to provide up to approximately $65 million of gross cash proceeds to New Adagio (assuming maximum redemptions by ARYA’s Public Shareholders). This additional cash injection is expected to, among other things, fund New Adagio’s business plan through 2025 based on the plans and estimates provided by Adagio.

•
Opinion of ARYA’s Financial Advisor. The oral opinion of Scalar, which was subsequently confirmed in writing, rendered to the ARYA Board on February 12, 2024, to the effect that, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion (attached as Annex Z to this proxy statement/prospectus), the Consideration (as defined in such opinion) to be delivered to the Adagio Stockholders pursuant to the Original Business Combination Agreement was fair from a financial point of view to the holders of Class A ordinary shares (other than the Excluded Parties), as more fully described below under the caption “Proposal 1: Business Combination Proposal—Opinion of ARYA’s Financial Advisor.”

•
Other Alternatives. The ARYA Board believed, after a review of other business combination opportunities reasonably available to ARYA, that the proposed Business Combination represents the best potential business combination for ARYA based on its evaluation of Adagio and other potential acquisition targets.

•
Due Diligence. The ARYA Board reviewed and discussed in detail the results of the due diligence examination of Adagio conducted by ARYA’s management team and ARYA’s financial, legal and regulatory advisors, including extensive telephonic and in-person meetings with the management team and advisors of Adagio regarding Adagio and its business plan, operations, prospects and forecasts, evaluation analyses with respect to the Business Combination, review of material contracts, Adagio’s audited and unaudited financial statements and other material matters as well as general financial, technical, legal, intellectual property, regulatory, tax and accounting due diligence.

•
Financial Condition. The ARYA Board reviewed factors such as Adagio’s historical financial results, and outlook and business and financial plans. In reviewing these factors, the ARYA Board believed that Adagio was well positioned in its industry for potential strong future growth and therefore was likely to be positively viewed by public investors.

•
Reasonableness of Consideration. Following a review of the financial data provided to ARYA, the due diligence of Adagio’s business conducted by ARYA’s management and ARYA’s advisors and the support for the pre-transaction equity value of Adagio of $24 million that was expressed by PIPE Investors that decided to participate in the PIPE Financing, the management of ARYA determined that the aggregate consideration to be paid in the Business Combination was reasonable.

•
Negotiated Transaction. The ARYA Board considered the terms and conditions of the Business Combination Agreement and the related agreements and the transactions contemplated thereby, each party’s representations, warranties and covenants, the conditions to each party’s obligation to consummate the Business Combination and the termination provisions, as well as the strong commitment by both ARYA and Adagio to complete the Business Combination. The ARYA Board also considered the financial and other terms of the Business Combination Agreement and the fact that such terms and conditions were the product of arm’s length negotiations between ARYA and Adagio.

•
Post-Closing Economic Interest in New Adagio. If the Business Combination is consummated, ARYA’s shareholders (other than the Public Shareholders that sought redemption of their Public Shares) would have a meaningful economic interest in New Adagio and, as a result, would have a continuing opportunity to benefit from the success of New Adagio following the consummation of the Business Combination.

•
Lock-Up. Pursuant to the Investor Rights Agreement and subject to customary exceptions set forth therein, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.

•
Post-Closing Governance. The fact that the Sponsor negotiated the right to designate (following consultation with Adagio) four members of the New Adagio Board following the Business Combination, which the ARYA Board believes will allow for the combined company to benefit from the Sponsor’s professional relationships to identify potential board members that will have appropriate industry and/or financial knowledge and professional experience to oversee New Adagio and drive returns for shareholders. See “—Board of Directors” for more information.

•
Industry and Trends. Adagio’s business is based in a proprietary technology and research and development manufacturing industry focused on supply chain integrity that the ARYA Board considers attractive, and which, following a review of industry trends and other industry factors (including, among other things, historic and projected market growth), the ARYA Board believes has continued growth potential in future periods.

•
Advisor Special Purpose Acquisition Company Experience. The fact that ARYA received advice on financial and strategic matters in connection with the Business Combination from advisors that have expertise in a wide variety of special purpose acquisition company transactions. Certain directors and officers of ARYA have held director and officer positions at multiple special purpose acquisition companies that have successfully completed business combinations in the healthcare industry.

The ARYA Board also identified and considered a variety of factors and risks, potentially weighing negatively against pursuing the Business Combination, including, but not limited to, the following which are not weighted or in any order of significance:
•	Macroeconomic Risks. The risk that the future financial performance of Adagio may not meet the ARYA Board’s expectations due to factors in Adagio’s control or outside of its control.
•
Regulation. The risk that changes in the regulatory and legislative landscape or new industry developments may adversely affect the projected financial results and the other business benefits anticipated to result from the Business Combination.

•
Redemption Risk. The potential that a significant number of Public Shareholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to the Existing Organizational Documents. However, even in the event that a significant number of Public Shareholders elect to redeem their shares, this redemption would not prevent the consummation of the Business Combination.

•	Benefits Not Achieved. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.
•
Exclusivity. The fact that the Business Combination Agreement includes an exclusivity provision that prohibits ARYA from soliciting or cooperating with other business combination proposals, which restricts ARYA’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations.

•	Shareholder Vote. The risk that ARYA’s shareholders may fail to provide the votes necessary to effect the Business Combination.

•	Market Volatility. The possibility that the market for Class A ordinary shares experiences volatility and disruptions, causing deal disruption.
•
Liquidation of ARYA. The risks and costs to ARYA if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in ARYA being unable to effect a business combination by the Termination Date, as extended, and force ARYA to liquidate.

•
Closing Conditions. The potential risks and costs associated with the Business Combination failing to be consummated in a timely manner or that Closing might not occur despite the reasonable best efforts of the parties. The completion of the Business Combination is conditioned on the satisfaction of certain Closing conditions that are not within ARYA’s control, including but not limited to approval by ARYA shareholders. See “Proposal 1: Business Combination Proposal—Conditions to Closing of the Business Combination” for more information.

•
Listing Risks. The challenges associated with preparing Adagio, a privately held entity, for the applicable disclosure, controls and listing requirements to which New Adagio will be subject as a publicly traded company on Nasdaq or another stock exchange.

•
Fees and Expenses. The expected fees and expenses associated with the Business Combination and related transactions, some of which would be payable regardless of whether the Business Combination is ultimately consummated and the substantial time and effort of management required to complete the Business Combination.

•
Litigation Related to the Business Combination. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Other Risks. Various other risks associated with the Business Combination, the business of ARYA and the business of Adagio described under the section entitled “Risk Factors.”
In addition to considering the factors described above, the ARYA Board also considered that certain of the officers and directors of ARYA may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of ARYA’s shareholders. ARYA’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the ARYA Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination.
The ARYA Board concluded that the potential benefits that it expected ARYA and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the ARYA Board determined that the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement and consummated in connection with the Business Combination, were advisable and in the best interests of ARYA and its shareholders.
Certain Engagements in Connection with the Business Combination and Related Transactions
Stifel, Nicolaus & Company, Incorporated (“Stifel”) was engaged by Adagio as its financial advisor. Jefferies LLC (“Jefferies”) was engaged by ARYA and ListCo as financial and capital markets advisor and is acting as a placement agent in connection with the PIPE Financing. Chardan Capital Markets, LLC (“Chardan”) was engaged as sole placement agent in connection with the Convertible Security Financing. Each will receive compensation in connection with their respective engagements.
Subject to the terms and conditions of their respective engagement letters, (i) Stifel will receive the greater of $2,000,000 and 2.0% of the consideration received in connection with the Business Combination (the “Stifel Transaction Fee”), (ii) Jefferies will receive $1,000,000 plus 6.0% of that portion of the gross proceeds of the PIPE Financing that exceeds $60,000,000 (including any investment from the Perceptive PIPE Investor in any New Adagio Convertible Notes) (the “Jefferies Transaction Fee”), and (iii) Chardan will receive 6.0% of the aggregate sales proceeds received from investors in the Convertible Security Financing (excluding any investment from current debt or equity investors of Adagio, such as the Perceptive PIPE Investor) and investors introduced to the Company by Chardan in connection with any other debt or equity securities (the “Chardan Transaction Fee”). Stifel will also be entitled to reimbursement of all reasonable out-of-pocket expenses, including but not limited to, expenses of its legal counsel, (the “Stifel Expenses”). Jefferies will also be entitled to $2,616,250 of deferred underwriting commissions from ARYA’s IPO (the “Jefferies Deferred Fees,” and together with the Jefferies Transaction Fee, the “Jefferies Fees”) and an expense reimbursement of up to $1,000,000 for expenses of its legal counsel (the “Jefferies Legal Fees”) and up to $60,000 for its expenses other than for its legal counsel (the “Jefferies Expenses”). Chardan is entitled to be reimbursed for up to $25,000 of expenses (except in cases where Chardan’s portion of the expenses for the common legal counsel to all of the placement agents or other engaged banks exceeds such amount) (the “Chardan Expenses”). The Stifel Transaction Fee and Stifel Expenses will be paid in cash. The Jefferies Legal Fees and the Jefferies Expenses will be paid in cash and, at the election of ARYA, the Jefferies Fees may be paid in cash or in shares of New Adagio Common Stock. If ARYA elects to pay the Jefferies Fee in shares of New Adagio Common Stock, such shares of New Adagio Common Stock will be issued based on the then current market price no earlier than 60 days from the Closing Date and within two years following the Closing Date. The Chardan Transaction Fee and Chardan Expenses will be paid in cash.
Assuming $55,600,000 is raised by the placement agents in the PIPE Financing, the Jefferies Transaction Fee would be $1,000,000. Based on an anticipated (i) $20,000,000 to be raised in the Convertible Security Financing including $13,000,000 from third party investors and $7,000,000 from the Perceptive PIPE Investor and (ii) approximately $3,400,000 of the PIPE Financing expected to be raised based on Chardan’s introduction to ARYA of one of the Other PIPE Investors, it is anticipated that the Chardan Transaction Fee will be for approximately $984,000. As further described above, depending on the Additional Financing being raised and whether the commitment of the Perceptive PIPE Investor under the Convertible Security Financing is reduced, the Jefferies Transaction Fee or the Chardan Transaction Fee might increase.
The Jefferies Deferred Fees payable in connection with the consummation of the Business Combination will remain constant and will not be adjusted based on the number of shares that are redeemed. As such, the Jefferies Deferred Fees would represent approximately 6.9%, 9.2% and 27.5% of the value of the cash remaining in the Trust Account assuming the no redemption, 25% redemption and 75% redemption scenario, respectively (based on Trust Account balances of approximately $38,087,853, $28,565,890 and $9,521,963 in the no redemption, 25% redemption and 75% redemption scenario, respectively). In the 100% redemption scenario, the Trust Account balance would be approximately $0. The amount of the Jefferies Deferred Fees will not be adjusted for any shares that are redeemed in connection with the Business Combination. The per-share amount ARYA will distribute to Public Shareholders who properly exercise their redemption rights will not be reduced by the Jefferies Deferred Fees and after such redemptions and the per-share value of shares held by non-redeeming Public Shareholders may reflect our obligation to pay the Jefferies Deferred Fees.
Opinion of ARYA’s Financial Advisor
On February 12, 2024, at a meeting of the ARYA Board, Scalar rendered its oral opinion to the ARYA Board, which was subsequently confirmed in writing, as to the fairness, from a financial point of view, as of such date, to the holders of Class A ordinary shares (other than the Excluded Parties) of the Consideration (as defined in Scalar’s opinion) to be delivered to the Adagio Stockholders pursuant to the Original Business Combination Agreement (without giving effect to any impact of the Business Combination on any particular holder of Class A ordinary shares other than in its capacity as a holder of Class A ordinary shares), based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Scalar in preparing its opinion. For purposes of Scalar’s opinion and this summary, the Consideration consisted of shares of New Adagio Common Stock with an aggregate value equal to $24,000,000, subject to certain adjustments (as to which Scalar expressed no opinion), with a stated value of $10.00 per share of New Adagio Common Stock.
The full text of Scalar’s written opinion, dated February 13, 2024, which sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken, and other matters considered by Scalar in connection with the opinion, is attached to this proxy statement/prospectus as Annex Z. The summary of Scalar’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Scalar’s written opinion. Scalar’s advisory services and opinion were provided for the information and assistance of the ARYA Board and the opinion does not constitute a recommendation as to how any shareholder of ARYA should vote or act (including with respect to any redemption rights) with respect to the Business Combination or any other matter.
In arriving at its opinion, Scalar, among other things:
•	reviewed a draft, dated February 12, 2024, of the Sponsor Letter Agreement;

•	reviewed a draft, dated February 12, 2024, of the Original Business Combination Agreement;
•	reviewed drafts, dated February 12, 2024, of the Initial Subscription Agreements;
•	reviewed a draft, dated February 12, 2024 of the 2024 Bridge Financing Note Subscription Agreement;
•
reviewed a draft, dated February 12, 2024, of the Convertible Security Subscription Agreement (the Convertible Security Subscription Agreement, the Sponsor Letter Agreement, the Original Business Combination Agreement, the Initial Subscription Agreements and the 2024 Bridge Financing Note Subscription Agreement, collectively, the “Reviewed Transaction Documents”);

•	reviewed certain publicly available business and financial information relating to ARYA and Adagio;
•
reviewed certain historical financial information and other data relating to Adagio that were provided to Scalar by the management of ARYA, approved for Scalar’s use by ARYA and not publicly available;

•
reviewed certain internal estimates, and other data relating to the business and financial prospects of Adagio that were provided to Scalar by the management of ARYA, approved for Scalar’s use by ARYA and not publicly available;

•
conducted discussions with members of the senior management of Adagio and ARYA concerning the business, operations, historical financial results and financial prospects of Adagio and the Business Combination;

•	reviewed current and historical market prices of the Class A ordinary shares;
•	reviewed certain financial and market data of Adagio and compared that data with similar publicly available data for certain other companies similar to Adagio;
•	reviewed certain pro forma effects relating to the Business Combination, including estimated transaction costs and the effects of anticipated financings, approved for Scalar’s use by ARYA; and
•	conducted such other financial studies, analyses and investigations, and considered such other information, as Scalar deemed necessary or appropriate.
In performing its analyses and rendering its opinion, with ARYA’s consent, Scalar relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of information and data that was publicly available or was furnished, or otherwise made available to Scalar or discussed with or reviewed by Scalar. Scalar further relied upon the assurances of the management of ARYA that the financial information provided had been prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information, facts or circumstances that would make any information provided to Scalar inaccurate, incomplete or misleading in any respect. Scalar also was advised by ARYA’s senior management, and Scalar assumed, that the financial projections and other prospective information, including, but not limited to, projections for the timely receipt of governmental, regulatory and other third-party approvals, represented a reasonable basis upon which to evaluate the future business and financial prospects of Adagio.
Without limiting the generality of the foregoing, for the purpose of its opinion, Scalar assumed with respect to any financial forecasts, estimates, pro forma effects, and other forward-looking information reviewed by Scalar, that such information had been reasonably prepared based on assumptions reflecting the best currently available estimates and good faith judgments of the management of Adagio and ARYA as to the expected future results of operations and financial condition of Adagio. Scalar assumed no responsibility for and expressed no opinion as to any such estimates, pro forma effects, or forward-looking information reviewed by Scalar or, in each case, the assumptions on which they were based. Scalar relied upon, with ARYA’s consent, (a) the assumptions of the management of Adagio and ARYA and third-party data sources, as to all accounting, legal, tax and financial reporting matters with respect to Adagio and (b) that ARYA had been advised by counsel as to all legal matters with respect to the Original Business Combination, including whether all procedures required by law in connection with the Business Combination have been duly, validly and timely taken. Scalar also assumed that the Business Combination will have the tax consequences described in discussions with, and materials furnished to Scalar by, representatives of Adagio or ARYA and that (i) the Mergers, the PIPE Financing (as contemplated as of the date of the opinion) and the exchange of the Bridge Financing Notes (other than the May 2024 Notes, the June 2024 Notes and any Additional Convertible Notes)

will collectively be treated as an integrated transaction qualifying under Section 351(a) of the Code, (ii) the Adagio Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and (iii) the Original Business Combination Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder.
Scalar is not a legal, accounting, regulatory or tax expert and its opinion does not address any legal, regulatory, taxation or accounting matters as to which Scalar understood that ARYA obtained such advice as it deemed necessary from qualified professionals, and Scalar assumed the accuracy and veracity of all assessments made by such advisors to Adagio or ARYA with respect to such matters.
In arriving at its opinion, with ARYA’s consent and without independent verification, Scalar relied upon the assumption that, except as would not be in any way meaningful to Scalar’s analysis: (a) the final form of each of the Reviewed Transaction Documents, as executed by the parties thereto, would not differ from the draft that Scalar reviewed, (b) the representations and warranties of all parties to the Original Business Combination Agreement, and any related Business Combination documents, are correct and that such parties will comply with and perform all covenants and agreements required to be complied with or performed by such parties under the Original Business Combination Agreement and any related Business Combination documents, (c) the Business Combination will be consummated in accordance with the terms of the Original Business Combination Agreement and related Business Combination documents, without any waiver or amendment of any term or condition thereof, and (d) there had been no material change in the assets, financial condition, business or prospects of any party to the Original Business Combination Agreement since the date of the most recent financial statements and other information made available to Scalar. Additionally, Scalar assumed that all governmental, regulatory, or other third-party approvals and consents necessary for the consummation of the Business Combination or otherwise contemplated by the Original Business Combination Agreement will be obtained without delay, limitation, restriction or condition and otherwise in a way that will not have any adverse effect on Adagio or ARYA, or on the expected benefits of the Business Combination, in any way meaningful to Scalar’s analysis.
In addition, Scalar relied upon (without independent verification and without expressing any view, opinion, representation, guaranty or warranty (in each case, express or implied)) the assessments, judgments and estimates of ARYA’s senior management and Adagio’s senior management as to, among other things, (a) the potential impact on Adagio of market, competitive and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the industry in which Adagio operates and related industries, (b) Adagio’s existing and future products, technology and intellectual property and the associated risks thereto (including, without limitation, the probabilities and timing of successful development and marketing thereof; the timing of successful regulatory approvals and clearances; compliance with relevant regulatory requirements; prospective sales prices and sales volumes; and the potential impact of competition thereon) and (c) ARYA’s and Adagio’s existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, suppliers and other commercial relationships (in each such case to the extent relevant to Adagio, the Business Combination and its contemplated benefits). Scalar assumed that there would not be any developments with respect to any of the foregoing matters that would have an adverse effect on ARYA, Adagio or the Business Combination (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Scalar’s analyses or opinion.
Given ARYA’s nature as a special purpose acquisition company, for purposes of Scalar’s opinion and with ARYA’s consent, Scalar assumed a value of $11.17 per share of New Adagio Common Stock in calculating the value of the shares of New Adagio Common Stock to be issued as the Consideration (as defined in Scalar’s opinion) under the Original Business Combination Agreement, with such $11.17 per share value being based on (a) $41,210,838, which is the value of the assets held in the Trust Account as of February 7, 2024, divided by (b) 3,690,831, which is the number of outstanding Class A ordinary shares subject to redemption as of February 7, 2024. In rendering its opinion, Scalar did not express any view or opinion as to what the value of the shares of New Adagio Common Stock will be when issued pursuant to the Business Combination or the price or range of prices at which any Class A ordinary shares, Class B ordinary shares, shares of New Adagio Common Stock or other securities or financial instruments of or relating to ARYA may trade or otherwise be transferable at any time before or after announcement or consummation of the Business Combination. Additionally, Scalar expressed no opinion with respect to the Sponsor Forfeited Shares (as defined below) or the Earn-Out Shares (as defined in the Sponsor Letter Agreement).
In arriving at its opinion, Scalar did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Adagio or ARYA and was not furnished or provided with any such appraisals or valuations, nor did Scalar evaluate the solvency of Adagio or ARYA under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Scalar in connection with its opinion were going concern analyses, assuming the Business Combination was consummated in accordance with the terms of the Original Business Combination Agreement. Without limiting the generality of the foregoing, Scalar did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Adagio or ARYA was a party or may be subject, and at ARYA’s direction and with ARYA’s consent, Scalar’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes, liabilities or damages arising out of any such matters.
Scalar’s opinion was necessarily based upon financial, economic, monetary, market, and other conditions and circumstances as in effect on, the information available to Scalar as of, and the facts and circumstances as they existed on, the date of Scalar’s written opinion and Scalar’s opinion speaks only as of such date; events occurring after that date could materially affect the assumptions used in preparing Scalar’s opinion. Scalar has not undertaken to update, reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of Scalar’s written opinion, material information provided to Scalar after that date or any change in facts or circumstances occurring after that date, and Scalar does not have any obligation to update, revise or reaffirm its opinion.
Scalar’s opinion did not address ARYA’s underlying business decision to engage in the Business Combination, the relative merits of the Business Combination as compared to other business or investment strategies or transactions that might be available to ARYA or whether the Consideration to be delivered to the Adagio Stockholders to the Original Business Combination Agreement represents the best price obtainable. In connection with Scalar’s engagement, Scalar was not requested to, and did not, solicit interest from other parties with respect to an acquisition of, or other business combination with, ARYA or any other alternative transaction. Scalar’s opinion addressed only the fairness from a financial point of view, as of the date thereof, to the holders of Class A ordinary shares (other than the Excluded Parties) of the Consideration to be delivered to the Adagio Stockholders pursuant to the Original Business Combination Agreement. Scalar was not asked to, and did not, offer any opinion as to the terms, other than the Consideration to the extent expressly specified therein, of the Original Business Combination Agreement or any related documents or the form of the Business Combination or any related transaction (including any agreement or transaction between any Excluded Party and Adagio or ARYA), including the fairness of the Business Combination to, or any consideration received in connection therewith by, any Excluded Parties, the holders of any class of securities, creditors or other constituencies of ARYA, Adagio or any of their respective affiliates. Scalar was not asked to, and did not, offer any opinion with respect to any ongoing obligations of Adagio, ARYA, or any of their respective affiliates (including any obligations with respect to governance, appraisal rights, preemptive rights, registration rights, voting rights, or otherwise) contained in any Reviewed Transaction Document or any other agreement related to the Business Combination or under applicable law, any allocation of the Consideration (or any portion thereof) or the fair market value of Adagio, ARYA, any ARYA Shares or the Adagio Shares. In addition, Scalar expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Business Combination, any Excluded Parties or any class of such persons, whether relative to the Consideration or otherwise. Scalar’s opinion (a) did not address the individual circumstances of specific holders of ARYA securities (including Class B ordinary shares) with respect to rights or aspects which may distinguish such holders or ARYA’s securities (including Class B ordinary shares) held by such holders, (b) did not address, take into consideration or give effect to any existing or future rights, preferences, restrictions or limitations or other attributes of any such securities (including Class B ordinary shares) or holders (including the Sponsor), (c) did not address any impact of the Business Combination on any particular holder of Class A ordinary shares, other than in its capacity as a holder of Class A ordinary shares, and (d) did not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of ARYA or any other party). Scalar also did not address, or express a view with respect to, any acquisition of control or effective control of ARYA by any shareholder or group of shareholders of Adagio. Scalar’s opinion should not be construed as creating any fiduciary duty of Scalar (or any of its affiliates) to any party.
Scalar’s opinion was provided for the benefit of the ARYA Board (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Business Combination and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act (including with respect to any redemption rights) with respect to the Business Combination or any other matter.
Summary of Scalar’s Financial Analysis
The following is a summary of the material financial analyses delivered by Scalar to the ARYA Board in connection with rendering the opinion described above. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Scalar, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Scalar. Scalar may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Scalar’s view of the actual value of Adagio. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Scalar. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Scalar’s financial analyses and its opinion.
In performing its analyses, Scalar made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ARYA, Adagio or any other parties to the Business Combination. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the parties to the Original Business Combination Agreement, Scalar or any other person assumes responsibility if future results are materially different from those forecasted. In addition, these analyses do not purport to be appraisals or reflect the prices at which businesses or securities may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on February 11, 2024, and is not necessarily indicative of current market conditions.
Implied Value of New Adagio Common Stock
Given ARYA’s nature as a special purpose acquisition company, for purposes of Scalar’s opinion and with ARYA’s consent, Scalar implied a value of $11.17 per share of New Adagio Common Stock in calculating the value of the shares of New Adagio Common Stock to be issued as the Consideration (as defined in Scalar’s opinion) under the Original Business Combination Agreement, with such $11.17 per share implied value being based on (a) $41,210,838, which is the value of the assets held in the Trust Account as of February 7, 2024, divided by (b) 3,690,831, which is the number of outstanding Class A ordinary shares subject to redemption as of February 7, 2024. In rendering its opinion, Scalar did not express any view or opinion as to what the value of the shares of New Adagio Common Stock will be when issued pursuant to the Business Combination or the price or range of prices at which the Class A ordinary shares, Class B ordinary shares, shares of New Adagio Common Stock or other securities or financial instruments of or relating to ARYA may trade or otherwise be transferable at any time before or after announcement or consummation of the Business Combination. For purposes of Scalar’s opinion and this summary, the Consideration (as defined in Scalar’s opinion) consisted of shares of New Adagio Common Stock with an aggregate value equal to $24,000,000, subject to certain adjustments (as to which Scalar expressed no opinion), with a stated value of $10.00 per share of New Adagio Common Stock.
Pro Forma Consideration Analysis
Utilizing pro forma ownership information provided by the management of ARYA and the assumptions described above (including the implied value of $11.17 per share of New Adagio Common Stock), Scalar calculated the aggregate implied value of the pro forma outstanding shares of New Adagio Common Stock. The Class A ordinary shares subject to redemption were excluded from the calculation because Scalar did not consider them to be dilutive to the Business Combination. The Earn-Out Shares (as defined in the Sponsor Letter Agreement) were also excluded from the calculation because they are subject to price-based vesting. These calculations are summarized below:
	# of Shares	Consideration Value
ARYA Class A Ordinary	3,337,838	$0
ARYA Private Placement	499,000	$5,571,701
ARYA Sponsor Class B Ordinary	1,500,000	$16,748,601
ARYA Founders Shares	90,000	$1,004,916

	# of Shares	Consideration Value
ARYA Sponsor Working Capital Ordinary	350,000	$3,908,007
Earn-Out	1,147,500	$0
PIPE Common	5,543,978	$61,902,583
PIPE Class B Promote Common	1,000,000	$11,165,734
PIPE Warrant	5,400,000	$60,294,965
Convertible Debt Warrants	833,333	$9,304,779
Company Rollover Equity	2,400,000	$26,797,762
Company Options	7,137	$79,686
Cash Transaction Fees	N/A	$15,285,101
Fully-Diluted Value of Transaction Consideration	21,108,786	$212,063,837
Adjustment for PIPE Proceeds		($45,011,996)
Adjustment for Option & Warrant Exercise Proceeds		($62,393,449)
Total Value of the Transaction Consideration		$104,658,392
Based on the pro forma information approved for Scalar’s use by ARYA, this implied a pro forma total value of the transaction consideration of $104,658,392.
Sponsor Forfeited and Earn-Out Shares
Concurrently with the execution of the Original Business Combination Agreement, ARYA, the Sponsor, the Insiders, ListCo and Adagio entered into the Sponsor Letter Agreement, pursuant to which, among other things, (a) the Sponsor and each Other Class B Shareholder agreed to, subject to, and conditioned upon and effective as of immediately prior to, the occurrence of the ARYA Merger Effective Time, to waive any adjustment to the conversion ratio set forth in the Existing Governing Documents or any other anti-dilution or similar protection, in each case, with respect to the Class B ordinary shares owned by him, her or it, in connection with the transaction contemplated by the Original Business Combination Agreement and (b) the Sponsor has agreed to, subject to, and conditioned upon and effective as of immediately prior to, the occurrence of ARYA Merger Effective Time, (i) forfeit a number of the Class B ordinary shares owned by him, her or it (with such number of Class B ordinary shares so forfeited determined pursuant to the Sponsor Letter Agreement) (the “Sponsor Forfeited Shares”) and (ii) subject 1,147,500 shares of New Adagio Common Stock into which its Class B ordinary shares are exchanged as a result of the ARYA Merger (with such number of shares of New Adagio Common Stock determined pursuant to the Sponsor Letter Agreement) to certain vesting conditions, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement. Scalar expressed no opinion with respect to the Sponsor Forfeited Shares or the Earn-Out Shares (as defined in the Sponsor Letter Agreement).
Selected Precedent Financings and M&A Transactions Analysis
Scalar performed a selected precedent financings and M&A transactions analysis, which is designed to imply a value for a company based on publicly available financial terms of the selected financings and M&A transactions that share some characteristics with the Business Combination. Scalar selected these financings and M&A transactions based on information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and popular press reports, databases and other sources.
The precedent financings were selected using the following criteria: (a) the financing closed after January 1, 2019, (b) the post-money valuation of the company receiving financing was greater than $50 million, (c) the total amount of financing was greater than $20 million, (d) the company receiving financing operates in the “atrial fibrillation,” “ventricular tachycardia,” “ventricular tachycardia treatment,” “afib,” “electrophysiology,” “electrophysiologists,” “catheter ablation,” “ablation” and “cryoablation technology” sectors, and (e) in the event a company had multiple financing transactions that satisfied (a)-(d), Scalar utilized the most recent financing transaction of such company. The precedent M&A transactions were selected using the following criteria: (i) the transaction closed on or after January 1, 2014, (ii) the transaction was for acquisition of a majority stake in the target company, (iii) the target company operates in the healthcare equipment and supplies industry, specifically, “atrial fibrillation,” “afib,” “a-fib” or “electrophysiology” sectors, and (iv) the target company did not have revenue at the time of the reported transaction closing date. In selecting financings and M&A transactions, Scalar did not include every financing and/or M&A transaction that fit within the foregoing criteria, but rather focused on selecting the 5 to 10 financings and M&A transactions that, in the judgment of Scalar, were most comparable to the Business

Combination. Therefore, where the valuation implied by a particular financing or M&A transaction was, in the judgement of Scalar, an outlier based on other financings and M&A transactions reviewed, such financing or M&A transaction was excluded from the analysis.
No financings or M&A transactions used in the analysis of comparable financings and M&A transactions is identical to the Business Combination. In evaluating the precedent financings and M&A transactions, Scalar made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond its control. These include, among other things, the impact of competition on the business of Adagio or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Adagio or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the financings and M&A transactions to which they are being compared.
The information and financial data of the below selected precedent financings were based on the most recent publicly available information and PitchBook. The selected financings and corresponding financial data included the following:
($ in millions) Selected Company Name	Investment Date	Venture Capital Round	Investment Series	% Ownership Purchased	Investment Total To Date	Investment Amount	Pre-Money	Post-Money
Conformal	06/05/23	4th Round	Series D	13%	$133.95	$35.00	$240.00	$275.00
CardioFocus	02/23/23	12th Round	Series CC	42%	$268.99	$27.16	$37.84	$65.00
Ablacon	12/04/20	3rd Round	Series B	33%	$68.45	$30.00	$60.00	$90.00
Eko	11/09/20	4th Round	Series C	32%	$92.07	$65.00	$140.00	$205.00
Venclose	11/27/19	3rd Round	Series C	29%	$44.92	$27.10	$65.90	$93.00
Acutus Medical	06/20/19	4th Round	Series D	38%	$321.95	$192.82	$200.00	$392.82
Farapulse	01/17/19	6th Round	Series B	36%	$95.75	$39.00	$70.00	$109.00
Taking into account the results of the selected precedent financings analysis, Scalar (a) observed a minimum pre-money equity value of $37,840,000 and a maximum of $240,000,000 and (b) calculated (i) the 25th percentile of pre-money equity values to be $62,950,000, (ii) the 75th percentile of pre-money equity values to be $170,000,000, (iii) the median of such pre-money equity values to be $70,000,000 and (iv) the mean of such pre-money equity values to be $116,249,000. Adjusting for cash from financings, the selected precedent financings analysis indicated an implied total equity value reference range for Adagio of approximately $61,500,000 to $168,600,000, with a mid-point of $114,800,000, as compared to the implied pro forma total value of the transaction consideration of $104,658,392.
Scalar noted that the implied pro forma total value of the transaction consideration was within the above reference range, which, in Scalar’s view, supported its assessment of the financial fairness of the Consideration (as defined in Scalar’s opinion).
The information and financial data of the below selected precedent M&A transactions were based on the most recent publicly available information and S&P Capital IQ. The selected precedent M&A transactions and corresponding financial data included the following:
($ in millions) Selected Target / Acquirer Name	Transaction Date	Transaction Price	Earnout Payment	Initial Payment	% Sought / Acquired	Implied Equity Value	Implied Enterprise Value	Bridge	Initial Payment Enterprise Value
Affera, Inc. / Medtronic plc	08/30/22	$925.0	$250.0	$675.0	97.0%	$953.6	$945.9	($7.7)	$688.1
Farapulse, Inc. / Boston Scientific Corporation	08/06/21	$387.0	$92.0	$295.0	73.0%	$530.1	$469.1	($61.0)	$343.1
EPIX Therapeutics, Inc/ Medtronic plc	03/08/19	$319.0	$100.0	$219.0	100%	$319.0	$316.0	($3.0)	$216.0

($ in millions) Selected Target / Acquirer Name	Transaction Date	Transaction Price	Earnout Payment	Initial Payment	% Sought / Acquired	Implied Equity Value	Implied Enterprise Value	Bridge	Initial Payment Enterprise Value
Cryterion Medical, Inc. / Boston Scientific Corporation	07/25/18	$202.0	$0.0	$202.0	65.0%	$310.8	$310.8	($0.0)	$310.8
Apama Medical, Inc. / Boston Scientific Corporation	10/10/17	$300.0	$125.0	$175.0	100%	$300.0	$300.0	$0.0	$175.0
Abbott Electrophysiology, Inc. / Boston Scientific Corporation	12/22/14	$550.0	$300.0	$250.0	100%	$550.0	$550.0	$0.0	$250.0
Taking into account the results of the selected precedent M&A transactions analysis, Scalar (a) observed a minimum initial payment enterprise value of $175,000,000 and a maximum of $688,100,000 and (b) calculated (i) the 25th percentile of initial payment enterprise values to be $224,000,000, (ii) the 75th percentile of initial payment enterprise values to be $335,000,000, (iii) the median of such initial payment enterprise values to be $280,400,000 and (iv) the mean of such initial payment enterprise values to be $330,500,000. Adjusting for debt, non-control discounts and cash, the selected precedent M&A transactions analysis indicated an implied total equity value reference range for Adagio of approximately $121,900,000 to $154,900,000, with a mid-point of $138,400,000, as compared to the implied pro forma total value of the transaction consideration of $104,658,392.
Scalar noted that the implied pro forma total value of the transaction consideration was lower than the lower end of the above reference range, which, in Scalar’s view, supported its assessment of the financial fairness of the Consideration (as defined in Scalar’s opinion).
Implied Pro Forma Share Value Analysis
Utilizing pro forma ownership information provided by the management of ARYA and the assumptions described above, Scalar calculated the implied pro forma value of a share of New Adagio Common Stock after giving effect to the Business Combination. This analysis took into consideration the impact of the pro forma dilution described above in calculating the implied pro forma total value of the transaction consideration. These calculations are summarized below:
	Implied Pro Forma Value per New Adagio Common Share
Selected Analyses	Low	Middle	High
Selected Financings – Pre-Money Valuation	$6.71	$10.23	$12.80
Selected M&A Transactions – Adjusted Equity Value	$10.57	$11.36	$12.14
Scalar noted that the implied pro forma value per share of New Adagio Common Stock of $11.17 was within the reference ranges calculated in the selected precedent financings and M&A transactions analyses described above, which, in Scalar’s view, supported its assessment of the financial fairness of the Consideration (as defined in Scalar’s opinion).
General
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Scalar’s opinion. In arriving at its fairness determination, Scalar considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Scalar made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Adagio or the Business Combination.
Scalar’s financial analyses and opinion were only one of many factors taken into consideration by ARYA Board in its evaluation of the Business Combination. Consequently, the analyses described above should not be viewed as determinative of the views of the ARYA Board or management of ARYA with respect to the Consideration or as to whether the ARYA Board would have been willing to determine that different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between ARYA and Adagio and was approved by the ARYA Board. Scalar did not advise the ARYA Board during these negotiations, nor did it recommend any specific amount of consideration to ARYA or the ARYA Board or that any specific amount of consideration constituted the only appropriate consideration for the Business Combination. The foregoing summary does not purport to be a complete description of the analyses performed by Scalar in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Scalar attached hereto as Annex Z.
Scalar and its affiliates are engaged in transaction advisory, financial reporting, litigation consulting, tax and other financial and non-financial activities and services for various persons and entities. Scalar was engaged by ARYA to render its opinion to the ARYA Board and Scalar received a fee of $200,000 from ARYA for providing its services and rendering its opinion. No portion of these fees was refundable or contingent upon the consummation of the Business Combination or the conclusion reached in Scalar’s opinion. ARYA has also agreed to indemnify Scalar against certain liabilities and reimburse Scalar for certain expenses in connection with Scalar’s services. In the past two years, Scalar and its affiliates have not provided any other advisory services to ARYA or its affiliates, for which Scalar and its affiliates received compensation. Scalar and its affiliates may seek to provide services to Adagio, ARYA and their respective affiliates in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of Scalar’s employees and affiliates, or entities in which they have invested, may hold or trade, for their own accounts and the accounts of their investors, securities of Adagio and ARYA and, accordingly, may at any time hold a long or short position in such securities.
The issuance of Scalar’s opinion was approved by an authorized committee of Scalar.
The ARYA Board selected Scalar to provide its opinion in connection with the Business Combination based on Scalar’s reputation and experience. Scalar is a valuation firm that has substantial experience in transactions similar to the Business Combination.
Satisfaction of 80% Test
It is a requirement under the Existing Governing Documents that any business acquired by ARYA have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of Adagio generally used to approve the transaction, the ARYA Board determined that this requirement was met. The ARYA Board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, was fair to and in the best interests of ARYA and its shareholders and appropriately reflected Adagio’s value. In reaching this determination, the ARYA Board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as Adagio’s potential for future growth in revenue and profits. The ARYA Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of adagio met this requirement.
Interests of Certain Persons in the Business Combination
When you consider the recommendation of the ARYA Board in favor of approval of the Business Combination Proposal, you should keep in mind that the initial shareholders, including ARYA’s directors and our executive officers have interests in such proposal that are different from, or in addition to, those of ARYA shareholders generally. These interests include that our initial shareholders will lose their entire investment in us if our initial business combination is not completed (other than with respect to Public Shares they may have acquired or may acquire in the future), and that the initial shareholders will benefit from the completion of a business combination and may be incentivized to complete the Business Combination, even if it is with a less favorable target company or on less favorable terms to shareholders, rather than liquidate ARYA. Further, the personal and financial interests of the Sponsor, the Perceptive

PIPE Investor, which is an investor in Adagio prior to the consummation of the Business Combination, as well as ARYA’s executive officers and directors may have influenced their motivation in identifying and selecting Adagio as a business combination target, completing the Business Combination with Adagio and influencing the operation of the business following the Business Combination. In considering the recommendations of the ARYA Board to vote for the proposals, ARYA shareholders should consider these interests as well as, among other things, the interests described below:
•
the fact that the initial shareholders, including the Sponsor and certain of ARYA’s officers and directors (including those that are members of the Sponsor), have invested in ARYA an aggregate of $5,015,000, comprised of the $25,000 purchase price for 3,737,500 Class B ordinary shares and the $4,990,000 purchase price for 499,000 Private Placement Shares. Subsequent to the initial purchase of the Class B ordinary shares by the Sponsor, the Sponsor transferred to each of the three independent directors 30,000 Class B ordinary shares for $0.007 per share. Such shares will have a significant higher value at the time of the Business Combination or be worthless if the Business Combination is not consummated and ARYA is liquidated. Further, in connection with the PIPE Financing, the Sponsor will forfeit, surrender and transfer to ARYA for no consideration 1,000,000 Class B ordinary shares, which will be issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, and will subject 1,147,500 shares of New Adagio Common Stock that are subject to Share Trigger Price Vesting, as further described in this proxy statement/prospectus. Assuming a trading price of $11.52 per share of New Adagio Common Stock (based upon the closing price of the Class A ordinary shares on the Nasdaq Capital Market on July 8, 2024), such 2,089,000 shares of New Adagio Common Stock that are expected to be issued to our initial shareholders at Closing (excluding the 1,147,500 shares of New Adagio Common Stock that are subject to Trigger Price Vesting and subtracting the 1,000,000 Incentive Shares issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, by the Sponsor) would have an implied aggregate market value of $24,065,280. Even if the trading price of the New Adagio Common Stock were as low as approximately $2.40 per share, the aggregate market value of such shares of New Adagio Common Stock held by the initial shareholders would be approximately equal to the initial investment in ARYA by the initial shareholders. Therefore, the Sponsor and its affiliates could earn a positive rate of return on their investments, even if other ARYA shareholders experience a negative rate of return in New Adagio and ARYA’s directors and officers and the Sponsor may have a conflict of interest in determining whether a particular business is an appropriate business with which to effectuate an initial business combination;

Initial shareholders’ ownership of ARYA prior to closing
	Shares Held by Initial Shareholders	Initial Shareholders’ Cost at ARYA’s Initial Public Offering
Class B ordinary shares	3,737,500	$25,000
Private Placement Shares	499,000	$4,990,000
Total		$5,015,000
Initial Shareholders’ Ownership of New Adagio Following Closing
	Shares Held by Initial Shareholders(1)	Value per Share (based upon the closing price of ARYA’s Class A ordinary shares on the Nasdaq Capital Market on July 8, 2024)	Total Value
Shares of New Adagio Common Stock	$2,089,000	$11.52	$24,065,280
(1)
Does not include (i) any shares of New Adagio Common Stock that may be issued to the Sponsor upon the contribution of the ARYA Convertible Promissory Notes at Closing (assuming no Additional ARYA Convertible Promissory Notes are issued to the Sponsor prior to Closing and the Sponsor elects to convert the principal amount under the ARYA Convertible Promissory Notes into shares at $10.00 per share, 385,000 shares of New Adagio Common Stock will be issued to the Sponsor) and (ii) 1,147,500 shares of New Adagio Common Stock, which will be issuable to the Sponsor subject to the Share Trigger Price Vesting. Assumes the Sponsor’s forfeiture to ARYA and ListCo’s issuance to the PIPE Investors, including the Perceptive PIPE Investor, of 1,000,000 Incentive Shares.

Does not include shares of New Adagio Common Stock issuable to affiliates of the Sponsor, including: (i) approximately 5,817,689 shares of New Adagio Common Stock to be issued to the Perceptive PIPE Investor in connection with the PIPE Financing, including the contribution of the Bridge Financing Notes, the conversion of the Adagio Convertible Notes held by the Perceptive PIPE Investor and any accrued and unpaid interest thereon up to the Closing Date (which is assumed to be 5 months after execution of the Business Combination Agreement) and approximately 4,388,470 shares of New Adagio Common Stock that may be issued to the Perceptive PIPE Investor upon exercise of the PIPE Warrants at $10.00 per share, (ii) the issuance of 80,414 shares New Adagio Common Stock upon conversion of shares in Adagio held by the Perceptive PIPE Investor prior to Closing, and (iii) 700,000 shares of New Adagio Common Stock upon conversion of the Perceptive PIPE Investor’s New Adagio Convertible Notes at $10.00 per share and 525,000 shares of New Adagio Common Stock issuable to the Perceptive PIPE Investor upon exercise of the Convert Warrants at $24.00 per share (assuming no Additional Financing is raised between signing of the 2024 Bridge Financing Note Subscription Agreement and Closing). For more information on the assumptions underlying the number of shares described in the foregoing as being issuable on the Closing Date, please see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated.
•	the fact that the initial shareholders have agreed not to redeem any ARYA Shares held by them in connection with a shareholder vote to approve a Business Combination;
•	the fact that the initial shareholders have agreed to vote any ARYA Shares owned by them in favor of the Business Combination Proposal;
•
the fact that the initial shareholders and ARYA’s other current officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any ARYA Shares (other than Public Shares) held by them if the Business Combination is not approved and ARYA fails to complete the Business Combination by the Termination Date;

•
the fact that the Business Combination Agreement provides for the continued indemnification of ARYA’s existing directors and officers and requires ARYA to purchase, or cause to be purchased, at or prior to the ARYA Merger Effective Time, and New Adagio to maintain in effect for a period of six years after the ARYA Merger Effective Time, a “tail” policy providing directors’ and officers’ liability insurance coverage for certain ARYA directors and officers after the Business Combination;

•
the fact that the Sponsor and ARYA’s officers and directors will lose their entire investment in ARYA and will not be reimbursed for any loans extended, fees due or out-of-pocket expenses incurred on ARYA’s behalf related to identifying, investigating, negotiating and completing an initial business combination if the Business Combination is not consummated by the Termination Date. As of the date of this proxy statement/prospectus, ARYA owes the Sponsor up to (i) $120,000 pursuant to the First Convertible Promissory Note, (ii) $1,596,000 pursuant to the Second Convertible Promissory Note, (iii) $900,000 pursuant to the A&R Third Promissory Note, (iv) $1,000,000 pursuant to the Fourth Convertible Promissory Note, and (v) $135,000 pursuant to the Fifth Convertible Promissory Note. Additional Convertible Promissory Notes may be issued to the Sponsor prior to Closing to fund ongoing working capital requirements of ARYA or deposits that ARYA is required to make into the Trust Account, at the election of the Sponsor, pursuant to the Existing Governing Documents to extend the deadline by which ARYA is required to consummate a business combination. As of March 31, 2024, pursuant to the administrative services agreement between ARYA and the Sponsor that was executed in connection with ARYA’s initial public offering, ARYA owes the Sponsor $0 in administrative services fees;

•
the fact that, in connection with the Closing and immediately prior to the ARYA Merger Effective Time, the Sponsor may elect to contribute the ARYA Convertible Promissory Notes to ARYA in exchange for Working Capital Shares at a conversion price of $10.00 per share;

•
the fact that if the Trust Account is liquidated, including in the event ARYA is unable to complete an initial business combination within the required time period, the Sponsor has agreed to indemnify ARYA to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser per

Public Share amount as is in the Trust Account, by the claims of prospective target businesses with which ARYA has entered into an acquisition agreement or claims of any third party for services rendered or products sold to ARYA, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;
•
the fact that if the Business Combination or another business combination is not consummated by the Termination Date and if ARYA does not otherwise amend the Existing Organizational Documents in view of further extending the time period during which ARYA may consummate a business combination, ARYA will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Class A ordinary shares for cash and, subject to the approval of its remaining shareholders and the ARYA Board, dissolving and liquidating;

•
the fact that the Investor Rights Agreement was entered into with the initial shareholders, the Perceptive PIPE Investor and certain Adagio stockholders, which, among other things, (a) gives the initial shareholders, the Perceptive PIPE Investor, certain Adagio stockholders and investors in the Convertible Security Financing certain registration rights, including the right to have the offer and sale of their shares of New Adagio Common Stock registered on a resale registration statement to be filed by New Adagio shortly after the consummation of the Business Combination, and (b) subjects the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, in each case subject to the terms and conditions set forth therein;

•
the fact that the Sponsor Letter Agreement was executed with the initial shareholders, pursuant to which the initial shareholders, among other things, waive all adjustments to the conversion ratio set forth in the Existing Governing Documents with respect to the Class B ordinary shares, be bound by certain transfer restrictions with respect to ARYA Shares prior to the consummation of the Business Combination, and agree to the Trigger Price Vesting of 1,147,500 shares of New Adagio Common Stock, in each case subject to the terms and conditions set forth therein;

•
the fact that pursuant to the Business Combination Agreement the Sponsor has the right to designate (following consultation with Adagio) four of the seven initial members of the New Adagio Board and that the remaining three directors of the New Adagio Board will be designated by Adagio (following consultation with ARYA and the Sponsor) and such Adagio designees shall include a sufficient number of directors who “independent directors” under the listing rules of Nasdaq such that, together with the designees of the Sponsor who are “independent directors,” the New Adagio Board immediately after the Adagio Merger Effective Time shall have the required number of “independent directors” required under the listing rules of Nasdaq, in each case subject to the terms and conditions set forth therein (for more information see “—Board of Directors”);

•
the fact that the Perceptive PIPE Investor has entered into a subscription agreement to purchase approximately 5,361,193 shares in the PIPE Financing (including Incentive Shares and the contribution of the Bridge Financing Notes and any accrued and unpaid interest thereon up to the Closing Date, which is assumed to be 5 months after execution of the Business Combination Agreement), subject to the terms and conditions set forth in the Subscription Agreement executed by the Perceptive PIPE Investor. For more information on the assumptions underlying the number of shares described in the foregoing as being issuable on the Closing Date, please see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated;
•
the fact that, pursuant to the terms of the 2024 Bridge Financing Note Subscription Agreement, subject to ARYA and New Adagio receiving any Additional Financing before the Closing Date, whether in the form of equity, debt or convertible debt, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid with the funds raised in connection with such Additional Financing instead of such 2024 Bridge Financing Note converting into New Adagio Convertible Notes and Convert Warrants;

•
the fact that the Perceptive PIPE Investor, which is an affiliate of the Sponsor and certain of ARYA’s directors and officers, has a fully diluted equity ownership stake in Adagio of 7.4% (representing shares of Series E Preferred Stock), which will convert into 80,414 shares of New Adagio Common Stock, or an approximately 0.5% equity stake in New Adagio in connection with the Business Combination. The Perceptive PIPE Investor is also an investor for $3,000,000 in the Adagio Convertible Notes, the sole investor under the Bridge Financing Notes and the sole investor under the 2024 Bridge Financing Notes (which will convert into New Adagio Convertible Notes, as described in the preceding paragraph. In connection with the Business Combination, the amounts loaned by the Perceptive PIPE Investor to Adagio under the Adagio Convertible Notes and the Bridge Financing Notes, including any interest that accrued and remains unpaid under such notes, will be converted at Closing (i) into approximately 456,496 shares of New Adagio Common Stock (or an approximately 2.9% additional equity stake in New Adagio), and (ii) will be converted in connection with the PIPE Financing into approximately 3,580,044 shares of New Adagio Common Stock (or an approximately 23.0% additional equity stake in New Adagio), respectively. The numbers in this paragraph assume a no redemption scenario (see the assumptions underlying such ownership percentages and conversions of notes described in the section entitled “Beneficial Ownership of Securities” and more information to consider under “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated;

•	the fact that Joseph Edelman, Adam Stone, Michael Altman and Konstantin Poukalov are affiliated with the Perceptive PIPE Investor; and
•	the right of the Sponsor and the Perceptive PIPE Investor to hold shares of New Adagio Common Stock following the Business Combination, subject to the terms and conditions of the lock-up restrictions.
In addition, certain existing directors and executive officers of Adagio and certain persons who are expected to become New Adagio directors after the completion of the Business Combination may have interests in the Business Combination that are different from, or in addition to, the interests of the ARYA shareholders. See “—Interests of Adagio Directors and Executive Officers in the Business Combination” and “—Interests of New Adagio Directors and Executive Officers in the Business Combination” for more information.
At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Adagio, ListCo and/or their respective directors, officers, advisors or respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals presented at the General Meeting, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Adagio, ListCo and/or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirement that the Business Combination Proposal, the ARYA Merger Proposal and the Adjournment Proposal are approved by the requisite majorities.
Entering into any such arrangements may have a depressive effect on the ARYA Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the General Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Any purchases by the Sponsor and ARYA’s officers and directors and/or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and ARYA’s officers and directors and/or their respective affiliates will not make purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event our sponsor, directors, officers, advisors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
•
this proxy statement/prospectus would disclose the possibility that our sponsor, directors, officers, advisors or any of their affiliates may purchase shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•
if our sponsor, directors, officers, advisors or any of their affiliates were to purchase shares from Public Shareholders, they would do so at a price no higher than the price offered through our redemption process;

•
this proxy statement/prospectus would include a representation that any of our securities purchased by our sponsor, directors, officers, advisors or any of their affiliates would not be voted in favor of approving the Business Combination;

•
our sponsor, directors, officers, advisors or any of their affiliates would not possess any redemption rights with respect to such securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•	we would disclose in a Form 8-K, before the General Meeting to approve the Business Combination, the following material items:
•	the amount of the Public Shares purchased outside of the redemption offer by our sponsor, directors, executive officers, advisors or any of their affiliates, along with the purchase price;
•	the purpose of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates;

•	the impact, if any, of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates on the likelihood that the Business Combination will be approved;
•
the identities of our shareholders who sold to our sponsor, directors, executive officers, advisors or any of their affiliates (if not purchased on the open market) or the nature of such shareholders (e.g., 5% security holders) who sold to our sponsor, directors, executive officers, advisors or any of their affiliates; and

•	the number of our Public Shares for which we have received redemption requests pursuant to our redemption offer.
Interests of Adagio Directors and Executive Officers in the Business Combination
When you consider the recommendation of the ARYA Board in favor of approval of the proposals, you should keep in mind that Adagio’s directors and executive officers have interests in such proposals that are different from, or in addition to, those of ARYA shareholders generally. These interests, among other things, are discussed in “Adagio Executive Compensation–Interests of Adagio’s Directors and Officers in the Business Combination.”
Interests of New Adagio Directors and Executive Officers in the Business Combination
When you consider the recommendation of the ARYA Board in favor of approval of the proposals, you should keep in mind that New Adagio’s directors and executive officers have interests in such proposals that are different from, or in addition to, those of ARYA shareholders generally. These interests, among other things, are discussed in “Adagio Executive Compensation—Interests of Adagio Directors and Executive Officers in the Business Combination.”
Material U.S. Federal Income Tax Consequences
For a detailed discussion of material U.S. federal income tax consequences of the ARYA Merger to Public Shareholders and the exercise of redemption rights with respect to Public Shares, see the section entitled “Material U.S. Federal Income Tax Considerations.”
Anticipated Accounting Treatment of the Business Combination
The Business Combination is expected to be accounted for as a forward-merger in accordance with U.S. GAAP. Under this method of accounting, ListCo will be treated as the “accounting acquirer” and Adagio as the “accounting acquiree” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination is expected to be accounted for using the acquisition method of accounting. The acquisition method of accounting is based on ASC 805, and uses the fair value concepts defined in ASC 820. ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. As such, under the acquisition method of accounting, ListCo’s assets and liabilities will retain their carrying amounts and the assets and liabilities of Adagio, including any intangible assets recognized in connection with the Business Combination, will be recorded at their fair values, which are measured as of the acquisition date. The excess of the purchase price over the estimated fair values of net assets acquired will be recorded as goodwill.
Regulatory Approvals Required
The Business Combination is not subject to any additional federal or state regulatory requirement or approval, except for (i) filings with the State of Delaware necessary to effectuate the Business Combination, (ii) the filing of the Plan of Merger and such other documents as may be required in accordance with the applicable provisions of the Cayman Companies Law, with the Registrar of Companies of the Cayman Islands and (iii) filings of solicitation materials required pursuant to Rule 14a-12 of the Exchange Act.
Vote Required for Approval
The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the General Meeting, and otherwise will have no effect on the proposal.

The Business Combination Proposal is conditioned upon the approval and adoption of the other Condition Precedent Proposal.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution that, subject to the approval of the ARYA Merger Proposal, ARYA’s entry into the Business Combination Agreement, dated as of February 13, 2024 (as amended by the Consent and Amendment No. 1 to Business Combination Agreement, by and between ARYA and Adagio, dated as of June 25, 2024 and attached to this proxy statement/prospectus as Annex B, and as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among ARYA, Aja HoldCo, Inc., a Delaware corporation and, prior to the ARYA Merger Effective Time (as defined below), a wholly owned subsidiary of ARYA (“ListCo”), Aja Merger Sub 1, a Cayman Islands exempted company and, prior to the ARYA Merger Effective Time, a wholly owned subsidiary of ListCo (“ARYA Merger Sub”), Aja Merger Sub 2, Inc., a Delaware Corporation and, prior to the Adagio Merger Effective Time (as defined below), a wholly owned subsidiary of ListCo (“Company Merger Sub”) and Adagio Medical, Inc., a Delaware corporation (“Adagio”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, pursuant to which, among others:
(A)
ARYA Merger Sub will merge with and into ARYA (the “ARYA Merger”) and Company Merger Sub will merge with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with ARYA and Adagio surviving the Mergers and, after giving effect to such Mergers, each of ARYA and Adagio becoming a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement (the time that the ARYA Merger becomes effective being referred to as the “ARYA Merger Effective Time,” the time that the Adagio Merger becomes effective being referred to as the “Adagio Merger Effective Time” and the time after which both Mergers become effective being referred to as the “Closing”);

(B)
On the date on which Closing occurs (the “Closing Date”), immediately prior to the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement, the applicable Bridge Financing Notes (as defined in the accompanying proxy statement/prospectus) and the Subscription Agreement (as defined in the accompanying proxy statement/prospectus) executed by Perceptive Life Sciences Master Fund, Ltd, a Cayman Islands exempted company (the “Perceptive PIPE Investor”), the Perceptive PIPE Investor will contribute (i) the $15,000,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of April 4, 2023 (the “April 2023 Notes”), (ii) the $8,000,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of November 28, 2023 (the “November 2023 Notes”), (iii) the $3,000,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of May 21, 2024 (the “May 2024 Notes”), (iv) the $2,500,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of June 25, 2024 (the “June 2024 Notes”), (v) any additional convertible promissory notes that Adagio may issue to the Perceptive PIPE Investor prior to the Closing Date to fund ongoing working capital requirements of Adagio prior to the Closing Date and that the Perceptive PIPE Investor may elect prior to the Closing Date to subject to its Subscription Agreement (such additional convertible promissory notes of Adagio, the “Additional Convertible Notes,” and, together with the April 2023 Notes, the November 2023 Notes, the May 2024 Notes and the June 2024 Notes, the “Bridge Financing Notes”), (vi) any interest that has been accruing and will remain unpaid through Closing on the Bridge Financing Notes, and (vii) an additional cash investment of approximately $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing (as defined in the accompanying proxy statement/prospectus) being raised prior to Closing) to ListCo in exchange for (or to otherwise be converted into) shares of common stock, par value $0.0001 per share, of New Adagio (the “New Adagio Common Stock”) and/or warrants exercisable for shares of New Adagio Common Stock at $10.00 per share, subject to adjustment (the “Base Warrants”), based on the purchase price in the PIPE Financing (as defined in the accompanying proxy statement/prospectus), in each case, on the terms and subject to the conditions set forth in the applicable Bridge Financing Note and the applicable Subscription Agreement;

(C)
On the Closing Date, immediately prior to the Adagio Merger Effective Time, Adagio will also cause (A) each warrant of Adagio (other than the Pre-Funded Warrants for Series E Preferred Shares) to be either (x) terminated, or (y) “net” exercised in exchange for shares of common stock, par value $0.001 per share, of Adagio (“Adagio Common Stock”), determined in accordance with the terms of the applicable warrant agreement, (B) all issued and outstanding unsecured convertible promissory notes of Adagio (excluding the Bridge Financing Notes) (the “Adagio Convertible Notes”), including any accrued and unpaid interest thereon, to be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Notes (the “Adagio Convertible Note Conversion”) and such Adagio Convertible Notes shall be canceled, satisfied, extinguished, discharged and retired in connection with such conversion, and (C) each share of preferred stock, par value $0.001 per share, of Adagio (“Adagio Preferred Stock”) that is issued and outstanding immediately prior to the Adagio Merger Effective Time to be automatically converted into shares of Adagio Common Stock (the “Adagio Preferred Stock Conversion”). Following such conversions into Adagio Common Stock, at the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement (A) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the Delaware General Corporation Law are properly exercised and not withdrawn) shall be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement, (B) each Pre-Funded Warrant for Series E Preferred Shares that is issued and outstanding immediately prior to the Adagio Merger Effective Time shall be automatically canceled and extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement (C) each issued, outstanding and unexercised option to purchase Adagio Common Stock (“Adagio Option”) that is vested as of such time or will vest in connection with, or after taking into account the effect of, the consummation of the transactions contemplated by the Business Combination Agreement (whether at the Adagio Merger Effective Time or otherwise) (the “Vested Adagio Options”) with an aggregate value that exceeds the aggregate exercise price of such Adagio Option (each an “In-the-Money Adagio Option”) shall be cancelled and extinguished in exchange for options to purchase shares of New Adagio Common Stock, and (D) each issued and outstanding Adagio equity award (other than the In-the-Money Adagio Options) shall no longer be outstanding and shall automatically be canceled and extinguished for no consideration and each holder thereof shall cease to have any rights with respect thereto;

(D)
At the ARYA Merger Effective Time: (A) the issuance of shares of New Adagio Common Stock, Base Warrants and/or pre-funded warrants, each exercisable for one share of New Adagio Common Stock at $0.01 per share (the “Pre-Funded Warrants,” and together with the Base Warrants, the “PIPE Warrants”) pursuant to the terms of the PIPE Financing will occur, (B) each issued and outstanding Class A ordinary share, par value $0.0001 per share, of ARYA (the “Class A ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, 499,000 shares of which will be issued to ARYA Sciences Holdings IV, a Cayman Islands exempted company (the “Sponsor”) in exchange for the private placement Class A ordinary shares held by it, (C) shares of New Adagio Common Stock will be issued to the Sponsor in connection with the Sponsor’s option to contribute the ARYA Convertible Promissory Notes (as defined in the accompanying proxy statement/prospectus) to ARYA in exchange for Class A ordinary shares, (D) each issued and outstanding Class B ordinary share, par value $0.0001 per share, of ARYA (the “Class B ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares that will be forfeited by the Sponsor and issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, and 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject to share trigger price vesting and will vest if, prior to the tenth anniversary of the Closing, the post-Closing share price of New Adagio equals or exceeds $24.00 per share for any 20 trading days within any 30 trading day period, as further described herein (the “Share Trigger Price Vesting”), (E) New Adagio will issue the New Adagio Convertible Notes (as defined in the accompanying proxy statement/prospectus) and Convert Warrants (as defined in the accompanying proxy statement/prospectus) pursuant to the Convertible Security Subscription Agreement (as defined in the accompanying proxy statement/prospectus) and the 2024 Bridge Financing Note Subscription Agreement (as defined in the accompanying proxy statement/prospectus), and (F) ARYA’s amended and restated memorandum and articles of association, as amended (the “Existing Governing Documents”) will be amended and restated in connection with ARYA becoming a subsidiary of ListCo, as described in the accompanying proxy statement/prospectus; and
(E)
Prior to the ARYA Merger Effective Time, ARYA and ListCo will cause (A) ListCo to file with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation of ListCo, substantially in the form attached to the accompanying proxy statement/prospectus as Annex D and (B) the board of directors of ListCo to approve and adopt amended and restated bylaws of ListCo, substantially in the form attached to the accompanying proxy statement/prospectus as Annex E. Following the Closing, ListCo’s name will be changed to “Adagio Medical Holdings, Inc.” (or such other name mutually agreed to by ARYA and Adagio), in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement, certain related agreements (including the Subscription Agreements, the Base Warrant Agreement, the Pre-Funded Warrant Agreement, the Convertible Security Subscription Agreement, the Convert Warrant Agreement, the Convert Guaranty, the Convert Security Document, the Convert Registration Rights Agreement, the 2024 Bridge Financing Note Subscription Agreement, the Investor Rights Agreement, the Sponsor Letter Agreement and the Adagio Stockholder Transaction Support Agreements, each substantially in the form attached to this proxy statement/prospectus as Annex G, Annex H, Annex I, Annex J, Annex K, Annex L, Annex M, Annex N, Annex O, Annex P, Annex Q, Annex R, Annex S, Annex T, Annex U and Annex V, respectively), and the transactions contemplated thereby, be approved, ratified and confirmed in all respects.”
Recommendation of the ARYA Board
THE ARYA BOARD RECOMMENDS THAT THE ARYA SHAREHOLDERS VOTE
“FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.
The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 2: ARYA MERGER PROPOSAL
Overview
In connection with the Business Combination, ARYA is requesting that its shareholders vote upon a proposal to, by special resolution, authorize the merger of ARYA Merger Sub with and into ARYA (the “ARYA Merger”), with ARYA surviving the ARYA Merger and, after giving effect to the ARYA Merger, becoming a wholly owned subsidiary of ListCo, approve the Plan of Merger, authorize the entry by ARYA into the Plan of Merger and approve the amendment and restatement of the amended and restated memorandum and articles of association of ARYA, as amended (as the surviving company of the ARYA Merger) in accordance with the Existing Governing Documents and the Cayman Islands Companies Act.
Reasons for the ARYA Merger Proposal
As further described in the Business Combination Proposal, shareholders of ARYA will become shareholders of ListCo in connection with the Business Combination and ARYA will continue to exist as a wholly owned subsidiary of New Adagio following the consummation of the Business Combination. As a subsidiary of New Adagio, ARYA will cease to be a blank check company with public reporting obligations with the SEC. Shareholders are being asked to adopt the ARYA Merger Proposal described herein to facilitate the governance of ARYA, as a subsidiary of New Adagio, following the consummation of the Business Combination.
The Existing Governing Documents set forth various provisions related to ARYA’s status as a blank check company prior to the consummation of a business combination, including a provision that provides that, if ARYA does not consummate a business combination by the Termination Date, ARYA shall cease all operations except for the purposes of winding up and shall redeem the Public Shares and liquidate the Trust Account. The amendment and restatement of the Existing Organizational Documents in connection with the ARYA Merger Proposal will make ARYA’s existence perpetual and will remove other provisions related to ARYA’s status as a blank check company, which will become irrelevant following the consummation of the Business Combination and due to the post-Business Combination status of ARYA as a subsidiary of New Adagio.
Vote Required for Approval
The approval of the ARYA Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Under the terms of the Existing Governing Documents, the proposed amendments to the provisions of the Existing Governing Documents governing the appointment or removal of directors prior to ARYA’s initial business combination may only be amended by a special resolution passed by holders representing at least two-thirds (2/3) of the outstanding Class B ordinary shares who attend and vote in person or represented by proxy at the General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the General Meeting, and otherwise will have no effect on the proposal.
The ARYA Merger Proposal is conditioned upon the approval and adoption of the other Condition Precedent Proposal.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as a special resolution, that, subject to the approval of the Business Combination Proposal:
(A)
ARYA be, and hereby is, authorized to merge with ARYA Merger Sub, so that ARYA be the surviving company of such merger and all the undertakings, property, rights, privileges, agreements, powers and franchises, liabilities and duties of ARYA Merger Sub vest in ARYA by virtue of such merger, pursuant to the Companies Act (Revised) of the Cayman Islands and the Plan of Merger (as defined below);

(B)
the plan of merger, by and among ARYA, ARYA Merger Sub and ListCo, in the form attached to the accompanying proxy statement/prospectus as Annex F, subject to such amendments as may be approved by any director of ARYA, including the annexures thereto (the “Plan of Merger”) be, and hereby is, authorized, approved and confirmed in all respects;

(C)	ARYA be, and hereby is, authorized to enter into the Plan of Merger; and
(D)	ARYA amend and restate its memorandum and articles of association, as amended, in the form attached to the Plan of Merger with effect from the effective time of such merger.”
Recommendation of the ARYA Board
THE ARYA BOARD RECOMMENDS THAT ARYA SHAREHOLDERS VOTE
“FOR” THE APPROVAL OF THE ARYA MERGER PROPOSAL.
The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 3: DIRECTOR ELECTION PROPOSAL
Overview
The ARYA Board is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual general meeting of shareholders) serving a three-year term. The term of office of the first class of directors, consisting of Leslie Trigg, will expire at this General Meeting. The term of office of our second class of directors will expire at the next annual general meeting. The term of office of the third class of directors will expire at the third annual general meeting.
At the General Meeting, the Class I director will be elected to the ARYA Board to serve for the ensuing three-year period or until her successor is elected or appointed and qualified or such person's earlier resignation or removal. The ARYA Board has nominated Ms. Trigg for re-election as a Class I director, to hold office for a term expiring at the third succeeding annual general meeting after her election, or until her successor is elected or appointed and qualified. The biography of this director is set forth in the section titled “Business of ARYA and Certain Information About ARYA — Directors and Executive Officers.
Vote Required for Approval
Approval of the Director Election Proposal requires an ordinary resolution of the holders of the Class B ordinary shares. Only holders of Class B ordinary shares may vote on the appointment of directors. Our initial shareholders hold the outstanding Class B ordinary shares, and accordingly will be able to approve the Director Election Proposal without the further vote of any other shareholder.
The Director Election Proposal is not conditioned on any other proposal.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution of the holders of the Class B ordinary shares, that the election of Leslie Trigg as a Class I director to serve for a term expiring at the third succeeding annual general meeting after her election or until her successor is duly elected, or appointed and qualified, be and hereby is authorized, approved and confirmed in all respects.”
Recommendation of the ARYA Board
THE ARYA BOARD RECOMMENDS THAT HOLDERS OF THE CLASS B ORDINARY SHARES VOTE
“FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.
The existence of financial and personal interests of one or more of ARYA's directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA's officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 4: ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal allows the ARYA Board to adjourn the General Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Condition Precedent Proposals; (ii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to this proxy statement/prospectus; or (iii) if the holders of Public Shares have elected to redeem an amount of shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is presented to the General Meeting and is not approved by the shareholders, the ARYA Board may not be able to adjourn the General Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the General Meeting to approve the Condition Precedent Proposals or in the event that ARYA shareholders redeem an amount of Public Shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange.
Vote Required for Approval
The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being a resolution passed by a simple majority of the votes cast by, or on behalf of, the holders of the issued ARYA Shares present in person or represented by proxy at the General Meeting and entitled to vote on such matter. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the General Meeting, and otherwise will have no effect on the proposal.
The Adjournment Proposal is not conditioned on any other proposal.
Resolution
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the adjournment of the General Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Condition Precedent Proposals, (ii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to the accompanying proxy statement/prospectus or (iii) if the holders of the Public Shares have elected to redeem such number of shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange authorized, approved and confirmed in all respects.”
Recommendation of the ARYA Board
THE ARYA BOARD RECOMMENDS THAT ARYA SHAREHOLDERS VOTE
“FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of ARYA’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of ARYA and its shareholders and what he or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, ARYA’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of material U.S. federal income tax considerations generally applicable to Public Shareholders in connection with the (i) ARYA Merger, (ii) exercise of redemption rights, and (iii) the ownership and disposition of shares of New Adagio Common Stock received in the ARYA Merger. This discussion applies only to Public Shareholders who hold their Public Shares, or will hold their shares of New Adagio Common Stock, as applicable, as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or status including:
•	financial institutions or financial services entities;
•	brokers, dealers or traders in securities or foreign currency;
•	S corporations;
•	taxpayers that are subject to the mark-to-market accounting rules;
•	tax-exempt entities;
•	pension funds;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies or real estate investment trusts;
•	expatriates, former citizens or former long-term residents of the United States;
•
persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of all classes of ARYA or New Adagio shares (except as specifically addressed below);

•	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•	individual retirement and other tax deferred accounts;
•	persons that hold our securities as part of a “straddle,” constructive sale, hedging, conversion or other integrated or similar transaction;
•	persons who purchase or sell their shares as part of a wash sale for tax purposes;
•	U.S. Holders whose functional currency is not the U.S. dollar;
•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests in such entities;
•	controlled foreign corporations or passive foreign investment companies (“PFICs”);
•	persons who purchase shares of New Adagio Common Stock as part of the PIPE Financing or receive shares of New Adagio Common Stock as part of the Bridge Financing;
•	the Sponsor and its affiliates;
•	persons subject to the alternative minimum tax; or
•	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code.
This discussion is based on current U.S. federal income tax laws, including the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all of which are subject to change, possibly on a retroactive basis, which may affect the U.S. federal income tax consequences described herein. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws. We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consideration described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.
This discussion does not consider the U.S. federal income tax treatment of partnerships or other pass-through entities or persons who hold ARYA, or will hold New Adagio, securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of ARYA, or will hold New Adagio, securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partner and the partnership. If you are a partnership or a partner of a partnership holding Public Shares or will hold shares of New Adagio Common Stock, you are urged to consult your tax advisor.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Public Shares or shares of New Adagio Common Stock, as applicable, and is, for U.S. federal income tax purposes:
•	an individual citizen or resident of the United States;
•
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of Public Shares or New Adagio Common Stock that is not a U.S. Holder.
EACH PUBLIC SHAREHOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ARYA MERGER, AN EXERCISE OF REDEMPTION RIGHTS, AND THE OWNERSHIP AND DISPOSITION OF SHARES OF NEW ADAGIO COMMON STOCK RECEIVED IN THE ARYA MERGER, AS APPLICABLE, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.
Tax Consequences of the ARYA Merger and Exercising Redemption Rights
ARYA Merger in General
Subject to the limitations, assumptions, and qualifications described herein and in the opinion filed as Exhibit 8.1 to the Registration Statement of which this proxy statement/prospectus forms a part, and based on customary tax representations to be obtained from ARYA, ListCo, and Adagio, it is the opinion of Kirkland & Ellis LLP, counsel to ARYA, that the ARYA Merger should, when taken together with the related transactions in the Business Combination, qualify as a transaction described in Section 351 of the Code for U.S. federal income tax purposes (a “Section 351 Exchange”). The provisions of Section 351 of the Code are complex, and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the consummation of the ARYA Merger and the related transactions in the Business Combination that are beyond ARYA’s control. The qualification of the ARYA Merger as a Section 351 Exchange is therefore not free from doubt. For example, if more than 20% of the shares of common stock of New Adagio were, in the aggregate and at the time of their issuance in the Business Combination, subject to one or more arrangements or agreements to be sold or disposed of, one of the requirements to qualify as a Section 351 Exchange would not be met. The Closing is not conditioned upon the receipt of an opinion of counsel that the ARYA Merger (or any of the transactions in the Business Combination) qualifies as a Section 351 Exchange, and neither ARYA nor ListCo intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination (including the ARYA Merger), and the IRS or a court could take a different position from that described herein.
The ARYA Merger may also independently qualify for U.S. federal income tax purposes as a “reorganization” under Section 368(a) of the Code (a “Reorganization”). Under Section 368(a) of the Code, a transaction must satisfy certain requirements to qualify as a Reorganization, including, among others, that the acquiring corporation (or, in the case of certain reorganizations structured like the ARYA Merger, New Adagio) must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business, in each case, within the meaning of Treasury Regulations Section 1.368-1(d). However, due to the absence of guidance bearing directly on how the above rules apply in the case of an acquisition of a corporation with only investment-type assets, such as ARYA, there is no assurance that the ARYA Merger should qualify as a Reorganization. Moreover, the qualification of the ARYA Merger as a Reorganization is based on facts which will not be known until at or after the Closing, including certain requirements that could depend on the amount of cash used to redeem Public Shares prior to the ARYA Merger Effective Time. As a result, no opinion is being provided as to whether the ARYA Merger constitutes a Reorganization. The Closing is not conditioned upon the receipt of an opinion of counsel that the ARYA Merger qualifies as a Reorganization, and, as noted above, neither ARYA nor ListCo intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination (including the ARYA Merger). No assurance can be given that the ARYA Merger should qualify as a Section 351 Exchange or a Reorganization. U.S. Holders and non-U.S. Holders are urged to consult their tax advisors regarding the proper U.S. federal income tax treatment of the ARYA Merger, including with respect to its qualification as a Section 351 Exchange or a Reorganization.
Effects of the ARYA Merger on U.S. Holders
If the ARYA Merger qualifies either as a Section 351 Exchange or a Reorganization, subject to the PFIC rules discussed below in the section entitled “— Effects of the PFIC Rules on U.S. Holders,” a U.S. Holder that exchanges Public Shares for shares of New Adagio Common Stock in the ARYA Merger should not recognize gain or loss. The aggregate tax basis for U.S. federal income tax purposes of the shares of New Adagio Common Stock received by such U.S. Holder should be the same as the aggregate adjusted tax basis of the Public Shares exchanged therefor. A U.S. Holder’s holding period in the shares of New Adagio Common Stock received should include the holding period of the Public Shares exchanged therefor.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE ARYA MERGER.
Effects of the PFIC Rules on U.S. Holders
Whether or not the ARYA Merger qualifies as a Section 351 Exchange or a Reorganization, U.S. Holders who exchange Public Shares for New Adagio Common Stock pursuant to the ARYA Merger may be subject to adverse U.S. federal income tax consequences under the PFIC rules. In addition, a U.S. Holder who elects to have its Public Shares redeemed for cash pursuant to the redemption provisions may be subject to the PFIC rules.
A foreign (i.e., non-U.S.) corporation (such as ARYA) will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by ARYA would be considered passive income, and cash held by ARYA would be considered a passive asset.
Because ARYA is a blank check company with no current active business, based upon the composition of its income and assets, and upon a review of its financial statements, ARYA believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2022 and will likely be considered a PFIC for the taxable year ended on December 31, 2023 and any other taxable year before or in which the Business Combination occurs. However, because of the inherently factual nature of the determination, and because the determination is an annual one based on income and assets of ARYA in each year, no opinion is being provided as to ARYA’s PFIC status for any taxable year.

If ARYA is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder who did not make (i) a timely “qualified election fund,” or “QEF,” election under Section 1295 of the Code for ARYA’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, (ii) a QEF election along with a “purging election,” or (iii) a “mark-to-market” election with respect to the Public Shares (hereinafter, each a “PFIC Election”), such holder generally will be subject to special rules with respect to “excess distributions,” generally applying to:
•	any gain realized by the U.S. Holder on the sale or other disposition of its Public Shares; and
•
any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Public Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Public Shares.

Under these rules,
•	the U.S. Holder’s excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Public Shares;
•
the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of ARYA’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income;

•
the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.
In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from ARYA, which ARYA intends to provide. However, there can be no assurance that ARYA will timely provide such information to U.S. holders going forward, including following the Business Combination.
Even if the ARYA Merger qualifies as a Section 351 Exchange or a Reorganization, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC (including rights to acquire stock of a PFIC) must recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f). Proposed Treasury Regulations under Section 1291(f), or the “Proposed Regulations,” were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, the Proposed Regulations would require taxable gain recognition by a U.S. Holder with respect to its exchange of Public Shares for New Adagio Common Stock in the ARYA Merger if ARYA were classified as a PFIC at any time during such U.S. Holder’s holding period in Public Shares. Any such gain would be treated as an “excess distribution” made in the year of the ARYA Merger and subject to the special tax and interest charge rules discussed above. The foregoing would not apply to a U.S. Holder’s exchange of Public Shares pursuant to the ARYA Merger to the extent that such holder has made a timely PFIC Election with respect to said shares. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply.
Furthermore, in the event that a U.S. Holder’s Public Shares are redeemed for cash pursuant to the redemption provisions described in this proxy statement/prospectus, whether the redemption is treated as a sale or exchange of Public Shares or as a distribution on the Public Shares, such deemed sale or exchange or distribution, as applicable, would be treated as a sale or disposition or distribution, as applicable, for purposes of the PFIC rules described above.
The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of Public Shares should consult its tax advisor concerning PFIC elections and the application of the PFIC rules to such Public Shares under such holder’s particular circumstances.
ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE CONSEQUENCES TO THEM OF THE PFIC RULES AND WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION.

Effects of U.S. Holders of Exercising Redemption Rights
In the event that a U.S. Holder’s Public Shares are redeemed for cash pursuant to such U.S. Holder’s exercise of redemption rights, subject to the PFIC rules discussed below “—Effects of the PFIC Rules on U.S. Holders,” the treatment of the redemption for U.S. federal income tax purposes depends on whether the redemption qualifies as a sale of the Public Shares under Section 302 of the Code. Whether a redemption qualifies for sale treatment will depend largely on the total number of Public Shares treated as held by the U.S. Holder relative to all of the Public Shares outstanding both before and after the redemption. For this purpose, the shares outstanding after the redemption should take into account shares owned by the U.S. Holder as a result of the ARYA Merger.
The redemption of Public Shares generally will be treated as a sale of the Public Shares if the redemption (i) results in a “complete termination” of the U.S. Holder’s interest in ARYA, (ii) is “substantially disproportionate” with respect to the U.S. Holder or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, a U.S. Holder generally must take into account not only Public Shares actually owned by such U.S. Holder, but also Public Shares such U.S. Holder is treated as constructively owning. A U.S. Holder may be treated as constructively owning Public Shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option.
There will be a complete termination of a U.S. Holder’s interest if either (i) all of the Public Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the Public Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other shares. In order to meet the “substantially disproportionate” test, the percentage of outstanding voting stock of ARYA actually or constructively owned by a U.S. Holder immediately following the redemption generally must be less than 80% of the voting stock of ARYA actually or constructively owned by such U.S. Holder immediately prior to the redemption. The redemption of the Public Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in ARYA. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in ARYA will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” U.S. Holders should consult with their tax advisors as to the tax consequences of a redemption.
If the redemption qualifies as a sale of stock by the U.S. Holder under Section 302 of the Code, subject to the PFIC rules discussed below “—Effects of the PFIC Rules on U.S. Holders,” the U.S. Holder would generally be required to recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the Public Shares. Such gain or loss generally would be treated as long-term capital gain or loss if such shares were held for more than one year on the date of the redemption. A U.S. Holder’s tax basis in such holder’s Public Shares generally will equal the cost of such shares.
If the redemption does not qualify as a sale of stock under Section 302 of the Code, subject to the PFIC rules discussed below “—Effects of the PFIC Rules on U.S. Holders,” then the U.S. Holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits of ARYA, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s Public Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Public Shares.
U.S. Holders who hold different blocks of shares (including as a result of holding different blocks of Public Shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Effects of the ARYA Merger on Non-U.S. Holders
The U.S. federal income tax treatment of a non-U.S. Holder that exchanges Public Shares for shares of New Adagio Common Stock in the ARYA Merger generally corresponds to that of a U.S. Holder, and a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the exchange of Public Shares for shares of New Adagio common stock in the ARYA Merger, unless (i) the ARYA Merger does not qualify as a Section 351 Exchange or a Reorganization; and (ii) (a) the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the non-U.S. Holder), or (b) the non-U.S. holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year in which the ARYA Merger takes place and certain other requirements are met, or (c) ARYA is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held Public Shares and certain other conditions are met. ARYA believes that it is not and has not been at any time since its formation a United States real property holding corporation and does not expect to be a United States real property holding corporation immediately after the ARYA Merger is completed. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether New Adagio will be a U.S. real property holding corporation with respect to a non-U.S. Holder following the ARYA Merger or at any future time. Unless an applicable treaty provides otherwise, gain described in the first category above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. Holder were a U.S. Holder. Any gains described in the first category above of a non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30% rate (or lower income tax treaty rate).
ALL NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE ARYA MERGER.
Effects to Non-U.S. Holders of Exercising Redemption Rights
The characterization for U.S. federal income tax purposes of the redemption of a non-U.S. Holder’s Public Shares generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Public Shares, as described above. Subject to the discussion below under “— Foreign Account Tax Compliance Act,” to the extent that the redemption of a Non-U.S. Holder’s Public Shares are treated as a corporate distribution paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to U.S. withholding tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). The withholding tax does not apply to dividends paid to a Non-U.S. Holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, such effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise (and any additional requirements therein). A Non-U.S. Holder that is a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable income tax treaty rate).
Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its Public Shares and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale of the Public Shares, as described below.
To the extent the redemption of a Non-U.S. Holder’s Public Shares are treated as a sale of stock by the Non-U.S. Holder under Section 302 of the Code, as discussed above under the section entitled “—Effects to U.S. Holders of Exercising Redemption Rights,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on such redemption unless such gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States or we have been a “United States real property holding corporation” during the applicable testing period. See additional discussion above under the heading “—Effects of the ARYA Merger on Non-U.S. Holders.”

ALL NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS.
Information Reporting and Backup Withholding with respect to Redemptions and the ARYA Merger
Following the Closing Date, New Adagio will prepare and file in accordance with Treasury Regulations (including by posting a copy on the investor relations section of its website) an IRS Form 8937 with respect to the Business Combination. It is anticipated that information regarding the qualification of the ARYA Merger as a Section 351 Exchange or a Reorganization will be made available on such Form 8937 following the consummation of the Business Combination. A non-U.S. Holder will not be subject to U.S. backup withholding if it provides a certification of exempt status (on an appropriate IRS Form W-8 or an applicable substitute form). Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the non-U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.
Information returns will be filed with the IRS in connection with payments resulting from the redemption of Public Shares. Backup withholding may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or a certification of exempt status, or if the U.S. Holder has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).
A non-U.S. Holder may be required to comply with certification procedures to establish that it is not a “United States person” on a duly executed applicable IRS Form W-8 or otherwise in order to avoid information reporting and backup withholding requirements.
Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against a holder’s U.S. federal income tax liability and may entitle such holder to a refund of any excess amounts withheld, provided that the required information is timely furnished to the IRS.
Ownership and Disposition of Shares of New Adagio Common Stock After the Closing
Tax Considerations Applicable to U.S. Holders
1.	Distributions on Shares of New Adagio Common Stock
A U.S. Holder generally will be required to include in gross income as a dividend the amount of any cash distribution paid with respect to shares of New Adagio Common Stock, to the extent the distribution is paid out of New Adagio’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its shares of New Adagio Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the shares of New Adagio Common Stock and will be treated as described under “—2. Sale or Other Taxable Disposition of Shares of New Adagio Common Stock” below.
Dividends that New Adagio pays to a U.S. Holder that is a corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends that New Adagio pays to a non-corporate U.S. Holder may be taxed as “qualified dividend income” at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights described herein with respect to the Public Shares exchanged for the shares of New Adagio Common Stock in the ARYA Merger may have suspended the running of the applicable holding period for these purposes.
2.	Sale or Other Taxable Disposition of Shares of New Adagio Common Stock
Upon a sale or other taxable disposition of shares of New Adagio Common Stock, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its shares of New Adagio Common Stock so disposed of. See “—Effects of the ARYA Merger on U.S. Holders” above for discussion of a U.S. Holder’s adjusted tax basis in its shares of New Adagio Common Stock following the ARYA Merger. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of New Adagio Common Stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
3.	Information Reporting and Backup Withholding
Payments of dividends on and the proceeds from a sale or other disposition of New Adagio Common Stock may be subject to information reporting to the IRS, and U.S. backup withholding may apply to such payments may be possible. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and the U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.
Tax Considerations Applicable to Non-U.S. Holders
1.	Distributions on Shares of New Adagio Common Stock
Subject to the discussion below under “—Foreign Account Tax Compliance Act,” in general, any distributions made to a non-U.S. Holder with respect to New Adagio Common Stock, to the extent paid out of New Adagio’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its shares of New Adagio Common Stock and then, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such shares of New Adagio Common Stock, which will be treated as described under “—Sale or Other Taxable Disposition of Shares of New Adagio Common Stock.” Dividends paid by New Adagio to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (and if an income tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders and, if the non-U.S. Holder is a corporation for U.S. federal income tax purposes, an additional “branch profits tax” at a rate of 30% (or a lower applicable treaty rate) may also apply.
2.	Sale or Other Taxable Disposition of Shares of New Adagio Common Stock
Subject to the discussion below under “—Foreign Account Tax Compliance Act,” a non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of shares of New Adagio Common Stock unless:
(i)
such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realized will generally be subject to a flat 30% U.S. federal income tax;

(ii)
the gain is effectively connected with a trade or business of such non-U.S. Holder in the United States (and if an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base maintained by such non-U.S. Holder), in which case such gain will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders, and, if the non-U.S. Holder is a corporation, an additional “branch profits tax” may also apply; or

(iii)
New Adagio is or has been a “U.S. real property holding corporation” at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period and either (A) the shares of New Adagio Common Stock has ceased to be regularly traded on an established securities market or (B) such non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such non-U.S. Holder’s holding period more than 5% of outstanding shares of New Adagio Common Stock.
If paragraph (iii) above applies to a non-U.S. Holder, gain recognized by such non-U.S. Holder on the sale or other taxable disposition of shares of New Adagio Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such New Adagio Common Stock from a non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. New Adagio will be classified as a “U.S. real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We do not expect New Adagio to be classified as a “U.S. real property holding corporation” following the Business Combination. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether New Adagio will be a U.S. real property holding corporation with respect to a non-U.S. Holder following the Business Combination or at any future time.
3.	Information Reporting Requirements and Backup Withholding
Information returns may be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of shares of New Adagio Common Stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a “United States person” for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, securities (including Public Shares and shares of New Adagio Common Stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of New Adagio Common Stock are held will affect the determination whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, shares of New Adagio Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of Public Shares and shares of New Adagio Common Stock. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of shares of securities (including Public Shares and shares of New Adagio Common Stock), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their shares of New Adagio Common Stock.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ARYA MERGER, THE EXERCISE OF REDEMPTION RIGHTS, AND THE OWNERSHIP AND DISPOSITION OF SHARES OF NEW ADAGIO COMMON STOCK RECEIVED IN THE ARYA MERGER WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH HOLDER OF PUBLIC SHARES. HOLDERS OF PUBLIC SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE ARYA MERGER, THE EXERCISE OF REDEMPTION RIGHTS, AND THE OWNERSHIP AND DISPOSITION OF SHARES OF NEW ADAGIO COMMON STOCK RECEIVED IN THE ARYA MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.
ListCo is providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the Business Combination and other events contemplated by the Business Combination Agreement. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.
The unaudited pro forma condensed combined balance sheet as of March 31, 2024, assumes that the Business Combination occurred on March 31, 2024. The unaudited pro forma condensed combined statements of operations and comprehensive loss for the three months ended March 31, 2024 and for the year ended December 31, 2023, give pro forma effect to the Business Combination as if it had been completed on January 1, 2023.
The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with:
•	the accompanying notes to the unaudited pro forma condensed combined financial information;
•
the historical unaudited financial statements of ListCo as of and for the three months ended March 31, 2024, and the historical audited financial statements of ListCo as of December 31, 2023 and for the period from December 19, 2023 (inception) to December 31, 2023 and the related notes, included elsewhere in this proxy statement/prospectus;

•
the historical unaudited consolidated condensed financial statements of ARYA as of and for the three months ended March 31, 2024, and the historical audited financial statements of ARYA as of and for the year ended December 31, 2023 and the related notes, included elsewhere in this proxy statement/prospectus;

•
the historical unaudited condensed consolidated financial statements of Adagio as of and for the three months ended March 31, 2024, and the historical audited consolidated financial statements of Adagio as of and for the year ended December 31, 2023, and the related notes, included elsewhere in this proxy statement/prospectus; and

•
other information relating to ListCo, ARYA and Adagio included in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof set forth under “Proposal 1: Business Combination Proposal,” as well as the disclosures contained in the sections titled “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Adagio’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what New Adagio’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of New Adagio. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma transaction accounting adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of March 31, 2024
(Dollars in Thousands)
				Assuming No Further Redemption			Assuming Maximum Redemption
	Aja HoldCo, Inc. (Historical)(1)	ARYA Sciences Acquisition Corp IV (Historical)(1)	Adagio Medical, Inc. (Historical)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined(1)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined(1)
ASSETS
Current Assets
Cash	$—	$88	$4,083	$5,402	A	$65,673	$(31,718)	Y	$26,455
	—	—	—	31,718	B	—	(7,500)	Z	—
	—	—	—	705	C	—	—		—
	—	—	—	(7,336)	D	—	—		—
	—	—	—	(6,117)	E	—	—		—
	—	—	—	20,071	F	—	—		—
	—	—	—	5,500	G	—	—		—
	—	—	—	(1,441)	H	—	—		—
	—	—	—	13,000	I	—	—		—
Accounts receivable, net	—	—	—	—		—	—		—
Inventories, net	—	—	3,515	—		3,515	—		3,515
Prepaid expenses	—	53	159	—		212	—		212
Other current assets	—	—	159	—		159	—		159
Total Current assets	—	141	7,916	61,502		69,559	(39,218)		30,341
Property and equipment, net	—	—	1,300	—		1,300	—		1,300
Right-of-use asset, net	—	—	87	—		87	—		87
Intangible assets, net	—	—	—	26,200	J	26,200	—		26,200
Goodwill	—	—	—	63,568	K	63,568	—		63,568
Cash and investments held in Trust Account	—	37,120	—	(5,402)	A	—	—		—
	—	—	—	(31,718)	B	—	—		—
Other assets	—	—	20	—		20	—		20
Total assets	$—	$37,261	$9,323	$114,150		$160,734	$(39,218)		$121,516
LIABILITIES
Current liabilities
Accounts payables	—	158	4,715	(341)	D	2,998	—		2,998
	—	—	—	(3,784)	E	—	—
	—	—	—	2,250	L	—	—
Accrued expenses	5	8,603	3,722	(6,995)	D	8,365	—		8,365
	—	—	—	3,035	L	—			—
Operating lease liabilities, current	—	—	44	—		44	—		44
Convertible notes payable, current	—	—	46,313	(7,377)	I	—	—		—
	—	—	—	(24,615)	M	—	—		—
	—	—	—	(14,321)	N	—	—		—
Warrant liabilities	—	—	158	2,879	I	2,879	(1,079)	Z	1,800
	—	—	—	(158)	O	—	—		—
Term loan, current	—	—	1,414	(1,414)	H	—	—		—
Accrued transaction costs	—	—	643	(2,333)	E	—	—		—
	—	—	—	1,690	L	—	—		—
Other accrued liabilities	—	—	2,278	(12)	H	72	—		72
	—	—	—	(1,094)	M	—	—		—
	—	—	—	(1,100)	N	—	—		—
Due to related party	—	240	—	—		240	—		240
Convertible promissory note – related party	—	3,145	—	705	C	—	—		—
	—	—	—	(3,850)	P	—	—		—
Total Current liabilities	5	12,146	59,287	(56,835)		14,598	(1,079)		13,519
See accompanying notes to unaudited pro forma condensed combined financial information.

				Assuming No Further Redemption			Assuming Maximum Redemption
	Aja HoldCo, Inc. (Historical)(1)	ARYA Sciences Acquisition Corp IV (Historical)(1)	Adagio Medical, Inc. (Historical)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined(1)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined(1)
Operating lease liabilities, long-term	—	—	43	—		43	—		43
Deferred underwriting commissions	—	2,616	—	—		2,616	—		2,616
Deferred tax liabilities, net	—	—	—	2,800	Q	2,800	—		2,800
Convertible notes payables, long-term	—	—	—	17,121	I	17,121	(6,421)	Z	10,700
Other long-term liabilities	—	—	7	—		7	—		7
Total liabilities	$5	$14,762	$59,337	$(36,914)		$37,185	$(7,500)		$29,685
Commitments and Contingencies	—	—	—	—		—	—		—
Class A ordinary shares subject to possible redemption	—	37,020	—	(5,402)	A	—	—		—
	—	—	—	(31,618)	R	—	—		—
Convertible preferred stock, $0.001 par value	—	—	91,469	(91,469)	S	—	—		—
Shareholder’s (deficit) equity	—	—	—	—		—	—		—
New Adagio common stock, $ 0.0001 par value	—	—	—	2	T	2	(1)	Y	1
ARYA Class A ordinary shares, $0.0001 par value	—	—	—	—	U	—	—		—
ARYA Class B ordinary shares, $0.0001 par value	—	—	—	—	U	—	—		—
Adagio Common stock, $0.001 par value	—	—	1	(1)	V	—	—		—
Additional paid-in capital	1,420	518	1,719	138,214	X	140,451	(31,717)	Y	108,734
Accumulated other comprehensive income	—	—	20	(20)	V	—	—		—
Accumulated deficit	(1,425)	(15,039)	(143,223)	(6,975)	L	(16,904)	—		(16,904)
	—	—	—	146,913	V	—	—		—
	—	—	—	1,420	W	—	—		—
Total Shareholder’s (deficit) equity	$(5)	$(14,521)	$(141,483)	$279,553		$123,549	$(31,718)		$91,831
Total Liabilities and Shareholders’ Deficit	$—	$37,261	$9,323	$114,150		$160,734	$(39,218)		$121,516
(1)
The historical consolidated financial statements of ARYA Sciences Acquisition Corp IV includes the historical results of Aja HoldCo, Inc., as prior to the Closing, Aja HoldCo, Inc. is a wholly owned subsidiary of ARYA Sciences Acquisition Corp IV. Accordingly, the pro forma combined results do not include the values presented in the column of the historical financial statement of Aja HoldCo, Inc.

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
For the Three Months ended March 31, 2024
(Dollars in Thousands, except per share data)
				Assuming No Further Redemption			Assuming Maximum Redemption
	Aja HoldCo, Inc. (Historical)(1)	ARYA Sciences Acquisition Corp IV (Historical)(1)	Adagio Medical, Inc. (Historical)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined(1)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined(1)
Revenue	$—	$—	$26	$—		$26	$—		$26
Cost of revenue and operating expenses
Cost of revenue	—	—	542	—		542	—		542
Research and development	—	—	3,469	—		3,469	—		3,469
General and administrative expenses	—	612	4,830	205	BB	5,647	—		5,647
Total cost of revenue and operating expenses	—	612	8,841	205		9,658	—		9,658
Loss from Operations	—	(612)	(8,815)	(205)		(9,632)	—		(9,632)
Other Income (Expense)
Convertible notes fair value adjustment	—	—	1,673	(1,673)	CC	—	—		—
Warrant liabilities fair value adjustment	—	—	(80)	80	DD	—	—		—
Interest expense	—	—	(754)	638	CC	(649)	244	II	(405)
	—	—	—	45	EE	—	—		—
	—	—	—	(578)	FF	—	—		—
Gain on extinguishment of accrued legal expenses	—	1,275	—	—		1,275	—		1,275
Open Market Subscription Agreement expense	(1,420)	(1,420)	—	1,420	GG	—	—		—
Interest earned on cash and investments held in Trust Account	—	512	—	(512)	HH	—	—		—
Interest income	—	—	1	—		1	—		1
Other (expense) income, net	—	—	(43)	—		(43)	—		(43)
Total Other Income (Expense)	(1,420)	367	797	(580)		584	244		828
Net income (loss)	$(1,420)	$(245)	$(8,018)	$(785)		$(9,048)	$244		$(8,804)
Basic and diluted weighted average shares outstanding of Class A ordinary shares	—	4,046,532	—	—		—	—		—
Basic and diluted net loss per share, Class A ordinary share	—	$(0.03)	—	—		—	—		—
Basic and diluted weighted average shares outstanding of Class B ordinary shares	—	3,737,500	—	—		—	—		—
Basic and diluted net loss per share, Class B ordinary share	—	$(0.03)	—	—		—	—		—
Basic and diluted weighted average shares outstanding	1	—	779,908	—		15,533,692	—		12,701,682
Basic and diluted net loss per common share	$(1,420,405)	—	$(10.28)	—		$(0.58)	—		$(0.69)
(1)
The historical consolidated financial statements of ARYA Sciences Acquisition Corp IV includes the historical results of Aja HoldCo, Inc., as prior to the Closing, Aja HoldCo, Inc. is a wholly owned subsidiary of ARYA SciencesAcquisition Corp IV. Accordingly, the pro forma combined results do not include the values presented in the column of the historical financial statement of Aja HoldCo, Inc.

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
For the Year ended December 31, 2023
(Dollars in Thousands, except per share data)
				Assuming No Further Redemption			Assuming Maximum Redemption
	Aja HoldCo, Inc. (Historical)(1)	ARYA Sciences Acquisition Corp IV (Historical)(1)	Adagio Medical, Inc. (Historical)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined(1)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined(1)
Revenue	$—	$—	$300	$—		$300	$—		$300
Cost of revenue and operating expenses
Cost of revenue	—	—	1,306	—		1,306	—		1,306
Research and development	—	—	15,399	—		15,399	—		15,399
General and administrative expenses	5	4,752	11,537	3,285	AA	20,394	—		20,394
	—	—	—	820	BB	—	—		—
Total cost of revenue and operating expenses	5	4,752	28,242	4,105		37,099	—		37,099
Loss from Operations	—	(4,752)	(27,942)	(4,105)		(36,799)	—		(36,799)
Other Income (Expense)
Convertible notes fair value adjustment	—	—	(8,486)	8,486	CC	—	—		—
Warrant liabilities fair value adjustment	—	—	(42)	42	DD	—	—		—
Interest expense	—	—	(1,659)	1,419	CC	(2,600)	975	II	(1,625)
	—	—	—	240	EE	—	—		—
	—	—	—	(2,600)	FF	—	—		—
Interest earned on cash and investments held in Trust Account	—	2,619	—	(2,619)	HH	—	—		—
Interest income	—	—	3	—		3	—		3
Other (expense) income, net	—	—	(20)	—		(20)	—		(20)
Total Other Income (Expense)	—	2,619	(10,204)	4,968		(2,617)	975		(1,642)
Net income (loss)	$(5)	$(2,133)	$(38,146)	$863		$(39,416)	$975		$(38,441)
Basic and diluted weighted average shares outstanding of Class A ordinary shares	—	6,071,500	—	—		—	—		—
Basic and diluted net loss per share, Class A ordinary share	—	$(0.22)	—	—		—	—		—
Basic and diluted weighted average shares outstanding of Class B ordinary shares	—	3,737,500	—	—		—	—		—
Basic and diluted net loss per share, Class B ordinary share	—	$(0.22)	—	—		—	—		—
Basic and diluted weighted average shares outstanding	1	—	759,814	—		15,533,692	—		12,701,682
Basic and diluted net loss per common share	$(5,000)	—	$(50.20)	—		$(2.54)	—		$(3.03)
(1)
The historical consolidated financial statements of ARYA Sciences Acquisition Corp IV includes the historical results of Aja HoldCo, Inc., as prior to the Closing, Aja HoldCo, Inc. is a wholly owned subsidiary of ARYA Sciences Acquisition Corp IV. Accordingly, the pro forma combined results do not include the values presented in the column of the historical financial statement of Aja HoldCo, Inc.

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Note 1. Description of the Transaction
On February 13, 2024, ARYA, ListCo, ARYA Merger Sub, Adagio, and Company Merger Sub entered into the Business Combination Agreement pursuant to which (i) ARYA Merger Sub will be merged with and into ARYA (the “ARYA Merger”), with ARYA surviving the ARYA Merger as a direct wholly-owned subsidiary of ListCo and (ii) Company Merger Sub will be merged with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with Adagio surviving the Adagio Merger as a direct wholly-owned subsidiary of ListCo (the “Business Combination”) (the time that the ARYA Merger becomes effective being referred to as the “ARYA Merger Effective Time,” the time that the Adagio Merger becomes effective being referred to as the “Adagio Merger Effective Time” and the time after which both Mergers become effective being referred to as the “Closing”). In connection with the consummation of the Business Combination, ListCo will change its name to “Adagio Medical Holdings, Inc.” The Business Combination is expected to close in the second quarter of 2024 and remains subject to customary closing conditions.
The consummation of the Business Combination is conditioned upon, among other things, (i) the approval by ARYA’s shareholders of the Business Combination Proposal and the ARYA Merger Proposal being obtained; (ii) the approval of the Business Combination Agreement and the transactions contemplated thereby by the Adagio stockholders; (iii) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction prohibiting or preventing the consummation of the transactions contemplated by the Business Combination Agreement; (iv) the approval by Nasdaq of ListCo’s initial listing application in connection with the Business Combination (also see “Risk Factors—Risks Related to the Business Combination and ARYA—Nasdaq may delist ARYA’s Class A ordinary shares from its exchange prior to the Closing or Nasdaq may not list New Adagio’s securities on its exchange, which could limit investors’ ability to make transactions in ARYA’s Class A ordinary shares or in New Adagio’s securities and subject ARYA or New Adagio, as applicable, to additional trading restrictions”); (v) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part; and (vi) the Aggregate Transaction Proceeds being greater than or equal to $50,000,000. Therefore, unless these conditions are waived by both ARYA and Adagio, the Business Combination Agreement could terminate, and the Business Combination may not be consummated. For more information about conditions to the consummation of the Business Combination, see “Proposal 1: Business Combination Proposal—Conditions to Closing of the Business Combination.” While we believe that the $50,000,000 Aggregate Transaction Proceeds Condition was met based on the PIPE Financing, Bridge Financing Notes and 2024 Bridge Financing Note arrangements that were executed prior to or concurrently with the Business Combination Agreement, the closing of the $20,000,000 Convertible Security Financing is not a condition to the consummation of the Business Combination. As set forth in the Convertible Security Subscription Agreement, only the closing of $7,500,000 of financing by the Contingent Investor in the Convertible Security Financing is conditioned on New Adagio having a certain amount of available unrestricted cash on the Closing Date. For additional information on the minimum unrestricted cash condition and the maximum redemption level after which the minimum unrestricted cash condition ceases to be met, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Convertible Security Financing—Convertible Security Subscription Agreement and 2024 Bridge Financing Note Subscription Agreement.”
In conversion of the ARYA’s equity outstanding prior to the Closing:
(A)
each issued and outstanding Class A ordinary share of ARYA, par value $0.0001 per share, will be automatically cancelled, extinguished and converted into the right to receive one share of common stock, par value $0.0001 per share, of New Adagio (the “New Adagio Common Stock”); and

(B)
each issued and outstanding Class B ordinary share of ARYA, par value $0.0001 per share, will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than (i) 1,000,000 Class B ordinary shares that will be forfeited by the Sponsor, and issued to the PIPE Investors, including the Perceptive PIPE Investor; (ii) 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject to share trigger price vesting and will vest if, prior to the tenth anniversary of the Closing, the post-closing share price of New Adagio equals or exceeds $24.00 per share for any 20 trading days within any 30 trading day period (the “Share Trigger Price Vesting”).

In conversion of the Adagio’s certain liabilities and equity outstanding prior to the Closing:
(A)
each warrant of Adagio (other than the Pre-Funded Warrants for Series E Preferred Shares) will be either (a) terminated, or (b) “net” exercised in exchange for shares of common stock, par value $0.001 per share, of Adagio (“Adagio Common Stock”);

(B)
all issued and outstanding unsecured convertible promissory notes of Adagio (excluding the Bridge Financing Notes and the 2024 Bridge Financing Notes, as defined below) (the “Adagio Convertible Notes”), including any accrued and unpaid interest thereon, will be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Notes, and such Adagio Convertible Notes will be cancelled, satisfied, extinguished, discharged and retired in connection with such conversion;

(C)
each share of preferred stock, par value $0.001 per share, of Adagio (the “Adagio Preferred Stock”) that is issued and outstanding will be automatically converted into shares of Adagio Common Stock, and each such share of Adagio Preferred Stock will be cancelled;

(D)
all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the DGCL, as amended, are properly exercised and not withdrawn) and Pre-Funded Warrants for Series E Preferred Shares issued by Adagio prior to the Closing will be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement;

(E)
each issued, outstanding and unexercised option to purchase Adagio Common Stock (“Adagio Option”) that is vested prior to the Closing or will vest in connection with, or after taking into account the effect of, the consummation of the transactions contemplated by the Business Combination Agreement with an aggregate value that exceeds the aggregate exercise price of such Adagio Option (each an “In-the-Money Adagio Option”) shall be cancelled and extinguished in exchange for options to purchase shares of New Adagio Common Stock, and each issued and outstanding Adagio equity award (other than an In-the-Money Adagio Option) will automatically be cancelled and extinguished for no consideration, and each holder thereof will cease to have any rights with respect thereto;

(F)	outstanding SVB Term Loan will be paid off by Adagio prior to the Closing; and
(G)	$7,000,000 of 2024 Bridge Financing Notes will convert into New Adagio Convertible Notes and Convert Warrants, as defined below.
In connection with the execution of the Business Combination Agreement, ListCo and ARYA entered into Subscription Agreements (as may be amended, supplemented or otherwise modified from time to time, the “Initial Subscription Agreements”) with the Perceptive PIPE Investor and certain other investors (the “Initial Other PIPE Investors”, and together with the Perceptive PIPE Investor, the “Initial PIPE Investors”). In June 2024, ListCo and ARYA entered into additional Subscription Agreements (as may be amended, supplemented or otherwise modified from time to time, the “June Subscription Agreements” and, together with the Initial Subscription Agreements, the “Subscription Agreements”) with certain additional investors, (the “June PIPE Investors” and, together with the Initial Other PIPE Investors, the “Other PIPE Investors”, and the Other PIPE Investors, together with the Perceptive PIPE Investor, the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors have committed financing valued at approximately $55,600,000 (the “PIPE Financing”). The PIPE Financing is comprised of: (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares in the open market for $2,500,000 and not to redeem such shares prior to the Closing Date (valued as of July 8, 2024, at approximately $2,542,710 based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024), which will result in the issuance of approximately 355,459 shares of New Adagio Common Stock and approximately 299,904 Base Warrants (including the Class A ordinary shares purchased by such Other PIPE Investors and that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the Business Combination); (ii) commitments by certain investors that are shareholders of ARYA not to redeem approximately 247,700 Class A ordinary shares (valued as of July 8, 2024 at approximately $2,858,883 based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024), which will result in the issuance of approximately 405,086 shares of New Adagio Common Stock and approximately 343,070 Base Warrants (including the Class A ordinary shares that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the

Business Combination); (iii) agreements to subscribe for and purchase at Closing approximately 1,706,666 shares of New Adagio Common Stock and approximately 1,440,000 Base Warrants for an aggregate purchase price of approximately $12,000,000; (iv) the contribution of $28,500,000 of Bridge Financing Notes to ListCo and any interest that has been accruing and will remain unpaid thereon prior to Closing pursuant to the terms of the Subscription Agreement executed by the Perceptive PIPE Investor; and (v) an additional cash investment by the Perceptive PIPE Investor of approximately $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing being raised prior to Closing). In respect of its Subscription Agreement described in (iv) and (v) in the foregoing, the Perceptive PIPE Investor will be issued approximately 5,361,193 shares of New Adagio Common Stock and approximately 4,388,470 Base Warrants. As provided for in the Subscription Agreements, the number of shares of New Adagio Common Stock and Base Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A ordinary shares at Closing, the average per share price of the Class A ordinary shares purchased by certain PIPE Investors in the open market and the amount of interest on the Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock and PIPE Warrants. Further, under the Subscription Agreement executed by the Perceptive PIPE Investor, as amended, the Perceptive PIPE Investor may subject Additional Convertible Notes to its Subscription Agreement, which will result in the issuance of additional shares of New Adagio Common Stock and PIPE Warrants at the same issuance rate at which shares of New Adagio Common Stock and PIPE Warrants will be issued to the Perceptive PIPE Investor based on the contribution of the existing $28,500,000 of Bridge Financing Notes to ListCo (including any interest that has been accruing and will remain unpaid thereon prior to Closing), as described in the foregoing. Such New Adagio Common Stock and PIPE Warrant issuance rate for Additional Convertible Notes that the Perceptive PIPE Investor may subject to its Subscription Agreement is equal to approximately 0.12 shares of New Adagio Common Stock and 0.12 PIPE Warrants per U.S. Dollar loaned by the Perceptive PIPE Investor to Adagio under an Additional Convertible Note. The shares of New Adagio Common Stock and PIPE Warrants to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. For additional information on the calculation of the number of shares that will be issued pursuant to each Subscription Agreement, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing.”
The following table and notes summarize the components of the approximately $55.6 million PIPE Financing.
(in thousands)	Amounts
Contribution from Bridge Financing Notes and accrued and unpaid interest(1)	$30,100
Additional cash from Perceptive PIPE Investor(1)	8,071
Commitments by certain shareholders of ARYA(2)	12,000
Non-redemption commitments by certain Other PIPE Investors(3)	5,402
Total	$55,573
(1)
On the Closing Date, immediately prior to the Adagio Merger Effective Time and in accordance with the terms and subject to the conditions of the Business Combination Agreement, the Bridge Financing Notes and the Subscription Agreement executed by the Perceptive PIPE Investor, the Perceptive PIPE Investor will contribute (i) the $15,000,000 convertible promissory notes of Adagio, which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of April 4, 2023 (the “April 2023 Notes”), (ii) the $8,000,000 convertible promissory notes of Adagio (or such lower amount as is loaned under such notes at the Closing), which it purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of November 28, 2023 (the “November 2023 Notes”), (iii) the $3,000,000 convertible promissory notes of Adagio, which is purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of May 21, 2024 (the “May 2024 Notes”), (iv) the $2,500,000 convertible promissory notes of Adagio, which is purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of June 25, 2024 (the “June 2024 Notes”), (v) any additional convertible promissory notes that Adagio may issue to the Perceptive PIPE Investor prior to the Closing Date to fund ongoing working capital requirements of Adagio prior to the Closing Date and that the Perceptive PIPE Investor may elect prior to the Closing Date to subject to its Subscription Agreement (such additional convertible promissory notes of Adagio, the “Additional Convertible Notes,” and, together with the April 2023 Notes, the November 2023 Notes, the May 2024 Notes and the June 2024 Notes, the “Bridge Financing Notes”), (vi) any interest that has been accruing and will remain unpaid through the Closing on the Bridge Financing Notes of approximately $1,600,438, and (vii) an additional cash investment of approximately $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing being raised prior to Closing) to ListCo in exchange for (or to otherwise be converted into) shares of New Adagio Common Stock and/or PIPE Warrants, based on the purchase price in the PIPE Financing, in each case, on the terms and subject to the conditions set forth in the applicable Bridge Financing Note and the applicable Subscription Agreement. Assuming no Additional Convertible Notes are subject by the Perceptive PIPE Investor to its Subscription Agreement, a total of approximately 4,222,162 shares of New Adagio Common Stock and 3,420,000 units of PIPE Warrants will be issued to settle the Bridge Financing Notes and the accrued and unpaid interests (refer to Note 5(G) and note 5(M)). A total of approximately 1,139,031 shares of New Adagio Common Stock and 968,470 units of PIPE Warrants will be issued in connection with the Additional Financing of approximately $8,070,575 (refer to Note 5(F)).
(2)
In accordance with the terms in the Subscription Agreement, certain Other PIPE Investors have agreed to subscribe for approximately for 1,706,666 shares of New Adagio Common Stock and 1,440,000 Base Warrants for an aggregate purchase price of $12.0 million. Refer to Note 5(F).

(3)
468,006 Public Shares are subject to non-redemption agreements by certain Other PIPE Investors. Such 468,006 Public Shares includes (i) 133,500 Public Shares that were purchased in the open market at an average price of $11.23 per share (assuming such PIPE Investor does not sell such Public Shares prior to Closing and decides to subject to its Subscription Agreement other Public Shares acquired and not redeemed prior to Closing) and 86,806 Public Shares that are assumed to be purchased at $11.52 per share in the open market (such price reflects the closing price of the Class A ordinary shares on Nasdaq on July 8, 2024) pursuant to open market purchase commitments made by certain Other PIPE Investors for a total of $2.5 million (ii) 247,700 Public Shares that were currently held by certain Other PIPE Investors prior to the Closing valued at approximately $2.8 million. A total of approximate 760,545 shares of New Adagio Common Stock and 642,974 units of PIPE Warrants will be issued in connection with the conversion of the Public Shares subject to non-redemption agreements by certain Other PIPE Investors (refer to Note 5(A)).

Further, in connection with the execution of the Business Combination Agreement, certain investors (“Convert Investors”) executed a securities purchase agreement, dated February 13, 2024, with ListCo (such agreement and any assignment agreement thereunder in connection with any Additional Financing (as defined below), the “Convertible Security Subscription Agreement”), pursuant to which ListCo will issue on the Closing Date to the Convert Investors $20,000,000 of 13% senior secured convertible notes (the “New Adagio Convertible Notes”), which will be convertible into shares of New Adagio Common Stock at a conversion price of $10.00 per share, subject to adjustment, and 1,500,000 warrants (the “Convert Warrants”), each Convert Warrant being exercisable on a cashless basis or for cash at a price of $24.00 per share, subject to adjustment (the “Base Convert Financing”). Such $20,000,000 of financing in the form of New Adagio Convertible Notes includes the conversion of the 2024 Bridge Financing Notes into New Adagio Convertible Notes and Convert Warrants at Closing, subject to Additional Financing being raised prior to Closing, as further described below. The New Adagio Convertible Notes will have a maturity of three years and nine months after the Closing and interest will be payable in cash or compound as additional principal outstanding. Concurrently with the execution of the Convertible Security Subscription Agreement, the Perceptive PIPE Investor also purchased a $7,000,000 convertible promissory note of Adagio (the “2024 Bridge Financing Note”) pursuant to a note purchase agreement, dated February 13, 2024, by and among the Perceptive PIPE Investor, Adagio and ListCo (the “2024 Bridge Financing Note Subscription Agreement”). On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into $7,000,000 of New Adagio Convertible Notes and 525,000 Convert Warrants on the same terms as the other Convert Investors executing the Convertible Security Subscription Agreement (the conversion of the 2024 Bridge Financing Note held by the Perceptive PIPE Investor into New Adagio Convertible Notes and Convert Warrants and the purchase of New Adagio Convertible Notes and Convert Warrants by the other Convert Investors in the Base Convert Financing, the “Convertible Security Financing”). Subject to ARYA and New Adagio receiving any new financing or commitment for financing, whether in the form of equity, debt or convertible debt, before the Closing Date (any such financing, an “Additional Financing”), the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid with the funds raised in connection with such Additional Financing instead of such 2024 Bridge Financing Note converting into New Adagio Convertible Notes and Convert Warrants. The New Adagio Convertible Notes and the Convert Warrants issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. As set forth in the Convertible Security Subscription Agreement, the closing of $7,500,000 of financing by a Convert Investor in the Convertible Security Financing is conditioned on New Adagio having a certain amount of available unrestricted cash on the Closing Date. Assuming no Additional Financing has been raised prior to the Closing Date, such minimum unrestricted cash condition is not met in the maximum redemption scenario. For additional information on the minimum unrestricted cash condition and the maximum redemption level after which the minimum unrestricted cash condition ceases to be met, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Convertible Security Financing—Convertible Security Subscription Agreement and 2024 Bridge Financing Note Subscription Agreement.”
Further, in connection with the Business Combination, all fees and expenses incurred in connection with the Business Combination Agreement, the ancillary documents and the transactions, including the fees and disbursements of counsel, financial advisors and accountants, are paid by the party incurring such fees or expenses.

Note 2. Basis of Pro Forma Presentation
The Business Combination is expected to be accounted for as a forward-merger in accordance with U.S. GAAP. Under this method of accounting, ListCo will be treated as the “accounting acquirer” and Adagio as the “accounting acquiree” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination is expected to be accounted for using the acquisition method of accounting. The acquisition method of accounting is based on FASB ASC 805 and uses the fair value concepts defined in ASC 820. ASC 805 requires, among other things, that assets acquired, and liabilities assumed be recognized at their fair values as of the acquisition date, with limited exceptions per ASC 805-20-30-12 through 30-23. As such, under the acquisition method of accounting, ListCo’s assets and liabilities will retain their carrying amounts, and the assets and liabilities of Adagio, including any intangible assets recognized in connection with the Business Combination, will be recorded at their fair values, except as otherwise required, which will be measured as of the acquisition date. The excess of the purchase price over the estimated fair values of net assets acquired will be recorded as goodwill.
ListCo is expected to be the accounting acquirer based on evaluation of the following facts and circumstances:
•
Adagio is an early-stage business and there are significant risks and uncertainties surrounding Adagio proceeding to the next stage of development and commercialization. Therefore, upon consummation of the Business Combination, there is uncertainty whether Adagio’s equity at risk will be sufficient to finance Adagio’s activities and ongoing development without additional subordinated financial support, under these assumed redemption scenarios. Therefore, Adagio is considered a Variable Interest Entity (“VIE”) and the primary beneficiary of Adagio will be treated as the accounting acquirer.

•
ListCo is expected to be the primary beneficiary of Adagio. ListCo will hold 100% of the voting rights of Adagio and will control the Board of Directors of Adagio. Therefore, ListCo will have the sole power to control the significant activities that will significantly impact Adagio’s economic performance.

•	ListCo’s equity interest in Adagio will result in the right to receive benefits and the obligation to absorb the losses of Adagio that could be significant to ListCo.
The unaudited pro forma condensed combined financial statements do not include the adjustment related to Sponsor Earn-Out Shares (as defined below). The Sponsor Earn-Out Shares, which is classified as equity, are subject to the Share Trigger Price Vesting. At any time during the period following the ARYA Merger and expiring on the 10th anniversary of the Closing Date, if the stock price of a share of New Adagio Common Stock equals or exceeds $24.00 per share for any 20 trading days with any 30-trading day period after the Closing Date, the Sponsor Earn-Out Shares shall automatically vest. The adjustment related to Sponsor Earn-Out Shares is not reflected, as the trigger of vesting is deemed not probable of occurring after the Closing of the Business Combination.
Additionally, the unaudited pro forma condensed combined financial statements do not include the settlement of the Jefferies Fees including $2.6 million of Jefferies Deferred Fees and $1 million of Jefferies Transaction Fees. At the election of ARYA, the Jefferies Fees may be paid in cash or in shares of New Adagio Common Stock. Such election is not determined as of the date of this filing.
The unaudited pro forma condensed combined financial information has been prepared using two alternative levels of redemption of Class A ordinary shares into cash:
•
Scenario 1 — No further redemption: On February 28, 2023, 11,259,169 shares of Class A ordinary shares were redeemed for an aggregate amount of $115.1 million. Further, on February 27, 2024, 390,815 shares of Class A ordinary shares were redeemed for an aggregate amount of $4.4 million. This presentation applies the assumption that no further redemption rights are exercised by Public Shareholders with respect to their Class A ordinary shares upon consummation of the Business Combination, after the redemption on February 27, 2024; and

•
Scenario 2 — Maximum redemption of Class A ordinary shares: This presentation assumes that Public Shareholders holding approximately 2,832,010 shares, which is 100% of Class A ordinary shares subject to redemption, will exercise their redemption rights upon consummation of the Business Combination at a redemption price of approximately $11.22 per share. The number of Class A ordinary shares subject to redemption is net of 468,006 Public Shares that are subject to non-redemption agreements by certain Other PIPE Investors.

(A)	The following table summarizes the pro forma ownership of shares of New Adagio Common Stock outstanding, on a non-dilutive basis under the two redemption scenarios:
	Share Ownership and Voting Power
	Pre-Business Combination ARYA		Pre-Business Combination Adagio		Post-Business Combination No Further Redemption (New Adagio)		Post-Business Combination Maximum Redemption (New Adagio)
	Number of Shares	Percent- age of Outstan- ding Shares	Number of Shares	Percent- age of Outstan- ding Shares	Number of Shares	Percent- age of Outstan- ding Shares	Number of Shares	Percent- age of Outstan- ding Shares
Adagio’s other shareholders (1)(6)	—	—	7,809,975	54%	1,290,885	8%	1,290,885	10%
ARYA Public Shareholders (2)	2,832,010	38%	—	—	2,832,010	18%	—	—
Sponsor and Related Parties (3)	4,236,500	56%	—	—	2,474,000	16%	2,474,000	20%
Perceptive PIPE Investor (4)(6)	—	—	3,248,357	22%	5,898,103	38%	5,898,103	46%
Other PIPE Investors (5)(6)	468,006	6%	3,457,531	24%	3,038,694	20%	3,038,694	24%
Pro Forma common stock on March 31, 2024	7,536,516	100%	14,515,863	100%	15,533,692	100%	12,701,682	100%
(1)	Adagio’s other shareholders excludes Perceptive PIPE Investor and certain Other PIPE Investors. The shares reflect:
(i)	the exercise of 49,080 outstanding Adagio Warrants into Adagio Common Stock prior to Adagio Merger Effective Time, then converted into 8,112 shares of New Adagio Common Stock (Note 5(T)(vi)).
(ii)
the conversion of 3,757,752 shares of Adagio Preferred Stock into shares of Adagio Common Stock on a one-to-one basis prior to Adagio Merger Effective Time, and then converted into 621,106 shares of New Adagio Common Stock (Note 2(A)(6)).

(iii)
the conversion of Adagio Convertible Notes into 3,222,156 shares of Adagio Common Stock prior to Adagio Merger Effective Time, then converted into 532,580 shares of New Adagio Common Stock (Note 2(A)(6)).

(iv)	the conversion of 780,987 shares of Adagio Common Stock into 129,087 shares of New Adagio Common Stock (Note 5(T)(viii)).
The conversion from Adagio Common Stock to New Adagio Common Stock is based on the exchange ratio set forth in the Business Combination Agreement.
(2)
Represents 2,832,010 number of Public Shares subject to redemption converted into 2,832,010 shares of New Adagio Common Stock on a one-to-one basis (Note 5(T)(iii)), net of 468,006 Public Shares that are subject to non-redemption agreements by certain Other PIPE Investors. Such deduction of 468,006 Public Shares includes:

(i)
133,500 Public Shares that were purchased in the open market at an average price of $11.23 per share (assuming such PIPE Investor does not sell such Public Shares prior to Closing and decides to subject to its Subscription Agreement other Public Shares acquired and not redeemed prior to Closing), and 86,806 Public Shares that are assumed to be purchased at $11.52 per share in the open market (such price reflects the closing price of the Class A ordinary shares on Nasdaq on July 8, 2024) pursuant to open market purchase commitments made by certain Other PIPE Investors for a total of $2.5 million.

(ii)	247,700 Public Shares that were currently held by certain Other PIPE Investors prior to the Closing valued at approximately $2.8 million.
(3)	The shares reflect:
(i)
the cancellation, extinguishment, and conversion of each issued and outstanding Class A ordinary shares into 499,000 shares of New Adagio Common Stock to the Sponsor on a one-to-one basis (Note 5(T)(ii)).

(ii)
the cancellation, extinguishment, and conversion of each issued and outstanding Class B ordinary shares into 1,590,000 shares of New Adagio Common Stock on a one-to-one basis, other than (a) the forfeiture of 1,000,000 shares of Class B ordinary shares, and (b) 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor, which will be subject to Share Trigger Price Vesting as defined above (Note 5(T)(ii)).

(iii)
the conversion of ARYA’s related party convertible promissory notes into 385,000 shares of ARYA Class A ordinary shares at a conversion price of $10.00 per Class A ordinary share; then converted into 385,000 shares of New Adagio Common Stock on a one-to-one basis (Note 5(T)(v)) (assuming no Additional ARYA Convertible Promissory Notes are issued to the Sponsor and that the Sponsor elects for the full principal amount under such convertible notes to be converted into shares).

(4)	Perceptive PIPE Investor is one of Adagio’s shareholders prior to the Closing. The shares reflect:
(i)
the conversion of 486,510 shares of Adagio Preferred Stock invested by Perceptive PIPE Investor, into 80,414 shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement (Note 2(A)(6)).

(ii)
the conversion of $3.0 million Adagio Convertible Notes invested by Perceptive PIPE Investor along with the accrued interest, into approximately 2,761,847 shares of Adagio Common Stock, and then converted into 456,496 shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement (Note 2(A)(6)).

(iii)
approximately 5,361,193 shares of New Adagio Common Stock issued to Perceptive PIPE Investor under the PIPE Subscription Agreement, dated February 13, 2024, in connection with (a) the conversion of the outstanding principal of $28.5 million and approximately $1.6 million accrued interest of Bridge Financing Notes invested by Perceptive PIPE Investor into approximately 4,222,162 shares of New Adagio Common Stock, including approximately 642,118 shares resulted from the allocation of sponsor promote allocation shares and (b) an additional cash investment by the Perceptive PIPE Investor of approximately $8,070,575 (which amount will be reduced by up to approximately $1,070,575 subject to Additional Financing raised), which is converted to receive 1,139,031 shares of New Adagio Common Stock, including 170,561 shares resulted from the allocation of sponsor promote allocation shares (Note 2(A)(7)).

(5)	Certain Other PIPE Investors are Adagio’s shareholder prior to the Closing. The shares reflect:
(i)
the conversion of 695,684 shares of Adagio Preferred Stock invested by certain Other PIPE Investor, into 114,987 shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement (Note 2(A)(6)). Such conversion includes 207,902 shares of Series E Preferred Stock held by a certain Other PIPE Investor subject to an exchange agreement specified in Note 5(S).

(ii)
the conversion of $3.0 million Adagio Convertible Notes invested by certain Other PIPE Investor along with the accrued interest, into approximately 2,761,847 shares of Adagio Common Stock, and then converted into 456,496 shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement (Note 2(A)(6)).

(iii)
approximately 760,545 shares of New Adagio Common Stock issued to certain Other PIPE Investors in connection with the (i) commitments by certain investors to subscribe for and purchase Public Shares in the open market for $2.5 million and not to redeem such 220,306 Public Shares prior to the Closing Date (valued as of July 8, 2024 at approximately $ 2.5 million based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024), which will result in the issuance of approximately 355,459 shares of New Adagio Common Stock; (ii) commitments of approximately $2.8 million by certain investors that are shareholders of ARYA not to redeem approximately 247,700 Public Shares (valued as of July 8, 2024 at approximately $2.8 million based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024), which will result in the issuance of approximately 405,086 shares of New Adagio Common Stock (Note 2(A)(7)).

(iv)
approximately 1,706,666 shares of New Adagio Common Stock issued to certain Other PIPE Investors in connection with the PIPE Subscription Agreement for an aggregate purchase price of approximately $12.0 million (Note 2(A)(7)).

(6)
The following table summarizes the conversion of Adagio Preferred Stock. Adagio Preferred Stock will be converted into shares of Adagio Common Stock on a one-to-one basis prior to Adagio Merger Effective Time, and then converted into New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement (Note 5(T)(iv)).

	Pre-Business Combination Number of Shares	Post-Business Combination Number of Shares
Adagio’s other shareholders (Note 2(A)(1)(ii))	3,757,752	621,106
Perceptive PIPE Investor (Note 2(A)(4)(i))	486,510	80,414
Certain Other PIPE Investors (Note 2(A)(5)(i))	695,684	114,987
Total (Note 5(T)(iv))	4,939,946	816,507
The following table summarizes the conversion of Adagio Convertible Notes. Adagio Convertible Notes will be converted into Adagio Common Stock prior to Adagio Merger Effective Time, then converted into New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement (Note 5(T)(vii)).
	Pre-Business Combination Number of Shares	Post-Business Combination Number of Shares
Adagio’s other shareholders (Note 2(A)(1)(iii))	3,222,156	532,580
Perceptive PIPE Investor (Note 2(A)(4)(ii))	2,761,847	456,496
Certain Other PIPE Investors (Note 2(A)(5)(ii))	2,761,847	456,496
Total (Note 5(T)(vii))	8,745,850	1,445,572

(7)	The following table summarizes the issuance of PIPE Financing and its various components (Note 5(T)(i)):
(in thousands, except share data)	Amount	PIPE Shares
Conversion of Bridge Financing Notes (Note 2(A)(4)(iii)(a))	$30,100	4,222,162
Additional Cash from Perceptive PIPE Investor (Note 2(A)(4)(iii)(b))	8,071	1,139,031
Commitments by certain shareholders of ARYA (Note 2(A)(5)(iv))	12,000	1,706,666
Non-redemption commitments by certain Other PIPE Investors (Note 2(A)(5)(iii))	5,402	760,545
Total	$55,573	7,828,404
(B)	The following table summarizes the pro forma ownership of shares of New Adagio Common Stock outstanding, on a fully diluted basis under the two redemption scenarios:
	Share Ownership and Voting Power
	Pre-Business Combination ARYA		Pre-Business Combination Adagio		Post-Business Combination No Further Redemption New Adagio		Post-Business Combination Maximum Redemption New Adagio
	Number of Shares	Percent- age of Outstan- ding Shares	Number of Shares	Percent- age of Outstan- ding Shares	Number of Shares	Percent- age of Outstan- ding Shares	Number of Shares	Percent- age of Outstan- ding Shares
Adagio’s other shareholders (1)	—	—	7,809,975	54%	1,291,607	3%	1,291,607	4%
ARYA Public Shareholders (2)	2,832,010	38%	—	—	2,832,010	8%	—	—
Sponsor and Related Parties (3)	4,236,500	56%	—	—	3,621,500	10%	3,621,500	12%
Perceptive PIPE Investor (4)	—	—	3,248,357	22%	11,511,573	32%	11,511,573	38%
Other PIPE Investors (5)	468,006	6%	3,457,531	24%	5,996,668	17%	5,996,668	20%
Convert Investors, excluding Perceptive PIPE Investor (6)	—	—	—	—	1,400,000	4%	87,500	0%
Additional Dilution Sources
2024 Equity Incentive Plan (7)	—	—	—	—	5,132,897	14%	4,261,509	14%
2024 Key Employee Plan (8)	—	—	—	—	3,849,672	11%	3,196,132	11%
ESPP (9)	—	—	—	—	463,067	1%	406,426	1%
Pro Forma common stock on March 31, 2024	7,536,516	100%	14,515,863	100%	36,098,994	100%	30,372,915	100%
(1)	Adagio’s other shareholders excludes Perceptive PIPE Investor and certain Other PIPE Investors. The shares reflect:
(i)	the exercise of 49,080 outstanding Adagio Warrants into Adagio Common Stock prior to Adagio Merger Effective Time, then converted into 8,112 shares of New Adagio Common Stock.
(ii)
the conversion of 3,757,752 shares of Adagio Preferred Stock into shares of Adagio Common Stock on a one-to-one basis prior to Adagio Merger Effective Time, and then converted into 621,106 shares of New Adagio Common Stock.

(iii)	the conversion of Adagio Convertible Notes into 3,222,156 shares of Adagio Common Stock prior to Adagio Merger Effective Time, then converted into 532,580 shares of New Adagio Common Stock.
(iv)	the conversion of 780,987 shares of Adagio Common Stock into 129,087 shares of New Adagio Common Stock.
(v)
the cancellation, extinguishment, and conversion of 4,367 in-the-money Adagio options into 722 in-the-money New Adagio stock options, which is then exercised to receive 722 shares of New Adagio Common Stock on a one-to-one basis. The conversion from Adagio Common Stock to New Adagio Common Stock is based on the exchange ratio set forth in the Business Combination Agreement.

(2)
Represents 2,832,010 number of Public Shares subject to redemption converted into 2,832,010 shares of New Adagio Common Stock on a one-to-one basis, net of 468,006 Public Shares that are subject to non-redemption agreements by certain Other PIPE Investors. Such deduction of 468,006 Public Shares includes:

(i)	133,500 Public Shares that were purchased in the open market at an average price of $11.23 per share (assuming such

PIPE Investor does not sell such Public Shares prior to Closing and decides to subject to its Subscription Agreement other Public Shares acquired and not redeemed prior to Closing), and 86,806 Public Shares that are assumed to be purchased at $11.52 per share in the open market (such price reflects the closing price of the Class A ordinary shares on Nasdaq on July 8, 2024) pursuant to open market purchase commitments made by certain Other PIPE Investors for a total of $2.5 million.
(ii)	247,700 Public Shares that were currently held by certain Other PIPE Investors prior to the Closing valued at approximately $2.8 million.
(3)	The shares reflect:
(i)	the cancellation, extinguishment, and conversion of each issued and outstanding Class A ordinary shares into 499,000 shares of New Adagio Common Stock to the Sponsor on a one-to-one basis.
(ii)
the cancellation, extinguishment, and conversion of each issued and outstanding Class B ordinary shares into New Adagio Common Stock on a one-to-one basis, other than the forfeiture of 1,000,000 shares of Class B ordinary shares. A total of 2,737,500 shares of Class B ordinary shares issued to the Sponsor and ARYA’s independent directors is converted into New Adagio Common Stock on a one-to-one basis, including 1,147,500 shares of New Adagio Common Stock issued to the Sponsor, which is subject to Share Trigger Price Vesting as defined above.

(iii)
the conversion of ARYA’s related party convertible promissory notes into 385,000 shares of ARYA Class A ordinary shares at a conversion price of $10.00 per Class A ordinary share; then converted into 385,000 shares of New Adagio Common Stock on a one-to-one basis (assuming no Additional ARYA Convertible Promissory Notes are issued to the Sponsor and that the Sponsor elects for the full principal amount under such convertible notes to be converted into shares).

(4)	Perceptive PIPE Investor is one of Adagio’s shareholders prior to the Closing. The shares reflect:
(i)
the conversion of 486,510 shares of Adagio Preferred Stock invested by Perceptive PIPE Investor, into 80,414 shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement.

(ii)
the conversion of $3.0 million Adagio Convertible Notes invested by Perceptive PIPE Investor along with the accrued interest, into approximately 2,761,847 shares of Adagio Common Stock, and then converted into 456,496 shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement.

(iii)
approximately 5,361,193 shares of New Adagio Common Stock issued to Perceptive PIPE Investor, in connection with (a) the conversion of the outstanding principal of $28.5 million and approximately $1.6 million accrued interest of Bridge Financing Notes invested by Perceptive PIPE Investor into 4,222,162 shares of New Adagio Common Stock, including approximately 642,118 shares resulted from the allocation of sponsor promote allocation shares and (b) an additional cash investment by the Perceptive PIPE Investor of approximately $8,070,575 (which amount will be increased by any undrawn capacity under the Bridge Financing Notes prior to Closing), which is converted to receive 1,139,031 shares of New Adagio Common Stock, including 170,561 shares resulted from the allocation of sponsor promote allocation shares.

(iv)
the exercise and conversion of a total of 4,388,470 PIPE Warrants held by Perceptive PIPE Investor into New Adagio Common Stock on a one-to-one basis, including (a) 3,420,000 PIPE Warrants issued in connection of the conversion of the outstanding principal of $28.5 million of the Bridge Financing Notes, and (b) 968,470 PIPE Warrants in connection of the additional cash investment by the Perceptive PIPE Investor of approximately $8,070,575 (which amount will be reduced by up to approximately $1,070,575 subject to Additional Financing raised).

(v)	the conversion of $7.0 million New Adagio Convertible Notes invested by Perceptive PIPE Investor at a conversion price of $10.00 per share into 700,000 shares of New Adagio Common Stock.
(vi)	the exercise and conversion of 525,000 Convert Warrants held by Perceptive PIPE Investor into New Adagio Common Stock on a one-to-one basis.
(5)	Certain Other PIPE Investors are Adagio’s shareholder prior to the Closing. The shares reflect:
(i)
the conversion of 695,684 shares of Adagio Preferred Stock invested by certain Other PIPE Investor, into 114,987 shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement. Such conversion includes 207,902 shares of Series E Preferred Stock held by a certain Other PIPE Investor subject to an exchange agreement specified in Note 5(S).

(ii)
the conversion of $3.0 million Adagio Convertible Notes invested by certain Other PIPE Investor along with the accrued interest, into approximately 2,761,847 shares of Adagio Common Stock, and then converted into 456,496 shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement.

(iii)
The conversion of the commitments by certain investors to subscribe for and purchase Public Shares in the open market for $2.5 million and not to redeem such 220,306 Public Shares prior to the Closing Date (valued as of July 8, 2024 at approximately $2.5 million based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024). The conversion will result in the issuance of approximately 355,459 shares of New Adagio Common Stock, and approximately 299,904 Base Warrants which is exercised to receive New Adagio Common Stock on a one-to-one basis.

(iv)
The conversion of the commitments of approximately $2.8 million by certain investors that are shareholders of ARYA not to redeem approximately 247,700 Public Shares (valued as of July 8, 2024 at approximately $2.8 million based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024). The conversion will result in the issuance of approximately 405,086 shares of New Adagio Common Stock and 343,070 Base Warrants which is exercised to receive New Adagio Common Stock on a one-to-one basis.

(v)
Approximately 1,706,666 shares of New Adagio Common Stock and 1,440,000 Base Warrants issued to certain Other PIPE Investors in connection with the PIPE Subscription Agreement for an aggregate purchase price of approximately $12.0 million. The 1,440,000 Base Warrants is exercised to receive New Adagio Common Stock on a one-to-one basis.

(vi)	The conversion of $5.0 million New Adagio Convertible Notes invested by certain Other PIPE Investor at a conversion price of $10.00 per share into 500,000 shares of New Adagio Common Stock.

(vii)	The exercise and conversion of 375,000 Convert Warrants held by certain Other PIPE Investor into New Adagio Common Stock on a one-to-one basis.
(6)	Under the scenario of no further redemption, the shares reflects:
(i)
the conversion of $8.0 million New Adagio Convertible Notes invested by the Convert Investors, excluding Perceptive PIPE Investor at a conversion price of $10.00 per share into 800,000 shares of New Adagio Common Stock.

(ii)	the exercise and conversion of 600,000 Convert Warrants held by the Convert Investors, excluding Perceptive PIPE Investor into New Adagio Common Stock on a one-to-one basis.
Under the scenario of maximum redemption, the shares reflects:
(i)
the conversion of $0.5 million New Adagio Convertible Notes invested by the Convert Investors, excluding Perceptive PIPE Investor at a conversion price of $10.00 per share into 50,000 shares of New Adagio Common Stock.

(ii)	the exercise and conversion of 37,500 Convert Warrants held by the Convert Investors, excluding Perceptive PIPE Investor into New Adagio Common Stock on a one-to-one basis.
As set forth in the Convertible Security Subscription Agreement, the closing of the $7.5 of financing by this Contingent Investor is conditioned on New Adagio having at least $48.0 million (as reduced by $2 million (prorated for partial months) for each calendar month anniversary from November 30, 2023 until the Closing Time) of available unrestricted cash on the expected Closing Date. The condition will not be met under the maximum redemption scenario.
(7)
Reflects the issuance of all shares of New Adagio Common Stock reserved for issuance under the 2024 Equity Incentive Plan, which equals the Incentive Equity Plan Maximum Amount (as defined in the Business Combination Agreement).

(8)
Reflects the issuance of all shares of New Adagio Common Stock reserved for issuance under the 2024 Key Employee Plan, which equals the Key Employee Incentive Plan Maximum Amount (as defined in the Business Combination Agreement).

(9)
Reflects the issuance of all shares of New Adagio Common Stock reserved for issuance under the ESPP, which equals 2% of the Fully-Diluted HoldCo Closing Capitalization (as defined in the Business Combination Agreement).

(10)
The total dilution may increase if the Jefferies Fees are paid in shares and not in cash. For more information on the payment of the Jefferies Fees in shares of New Adagio Common Stock, please see “Proposal 1: Business Combination Proposal—Certain Engagements in Connection with the Business Combination and Related Transactions.”.

(11)
The following table summarizes the conversion of Adagio Preferred Stock. Adagio Preferred Stock will be converted into shares of Adagio Common Stock on a one-to-one basis prior to Adagio Merger Effective Time, and then converted into New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement.

	Pre-Business Combination Number of Shares	Post-Business Combination Number of Shares
Adagio’s other shareholders (Note 2(B)(1)(ii))	3,757,752	621,106
Perceptive PIPE Investor (Note 2(B)(4)(i))	486,510	80,414
Certain Other PIPE Investors (Note 2(B)(5)(i))	695,684	114,987
Total	4,939,946	816,507
The following table summarizes the conversion of Adagio Convertible Notes. Adagio Convertible Notes will be converted into Adagio Common Stock prior to Adagio Merger Effective Time, then converted into New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement.
	Pre-Business Combination Number of Shares	Post-Business Combination Number of Shares
Adagio’s other shareholders (Note 2(B)(1)(iii))	3,222,156	532,580
Perceptive PIPE Investor (Note 2(B)(4)(ii))	2,761,847	456,496
Certain Other PIPE Investors (Note 2(B)(5)(ii))	2,761,847	456,496
Total	8,745,850	1,445,572
(12)	The following table summarizes the issuance of PIPE Financing and its various components:
(in thousands, except share data)	Amount	PIPE Shares	PIPE Warrants
Conversion of Bridge Financing Notes (Note 2(B)(4)(iii)(a) and Note 2(B)(4)(iv)(a))	$30,100	4,222,162	3,420,000
Additional Cash from Perceptive PIPE Investor (Note 2(B)(4)(iii)(b) and Note 2(B)(4)(iv)(b))	8,071	1,139,031	968,470
Commitments by certain shareholders of ARYA (Note 2(B)(5)(v))	12,000	1,706,666	1,440,000
Non-redemption commitments by certain Other PIPE Investors (Note 2(B)(5)(iii) and Note 2(B)(5)(iv))	5,402	760,545	642,974
Total	$55,573	7,828,404	6,471,444
There were no existing contractual relationships between ListCo and Adagio during the periods for which the unaudited pro forma condensed combined financials statements are presented.

The unaudited pro forma condensed financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination and related transactions. The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that management believe represent current best estimates and are subject to changes, which may be material. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Management believes that the assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
Note 3. Accounting Policies
Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of New Adagio. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.
Note 4. Preliminary Allocation of Purchase Price
The total purchase consideration for the Business Combination has been allocated to the assets acquired, and liabilities assumed for purposes of the unaudited pro forma condensed combined financial information based on their estimated relative fair values. The allocation of the purchase consideration herein is preliminary. The final allocation of the purchase consideration for the Business Combination will be determined after the completion of a thorough analysis to determine the fair value of all assets acquired and liabilities assumed but in no event later than one year following the completion of the Business Combination.
Accordingly, the final acquisition accounting adjustments could differ materially from the preliminary amounts presented in these unaudited pro forma condensed combined financial statements.
Any increase or decrease in the fair value of the assets acquired and liabilities assumed, as compared to the information shown herein, could also change the portion of the purchase consideration allocable to goodwill and could impact the operating results of New Adagio following the Business Combination due to differences in the allocation of the purchase consideration, depreciation and amortization related to some of these assets and liabilities.
The table below represents the total estimated preliminary purchase consideration (in thousands, except share data):
Number of New Adagio Common Stock to be issued(1)	6,621,440
Number of replacement New Adagio stock options granted to Adagio option holders	722
Total shares	6,622,162
Multiplied by the HoldCo Share Value, per the Business Combination Agreement	$10.00
Total	$66,222
Number of PIPE Warrants issued in lieu of settling Bridge Financing Notes (Note 5(G) and 5(M))	3,420,000
Multiplied by estimated value of PIPE Warrants	$4.15
Estimated fair value of PIPE Warrants issued in lieu of settling Bridge Financing Notes	$14,193
Estimated Purchase Price	$80,415
(1)	Number of New Adagio Common Stock to be issued includes the following:
(i)
2,399,278 shares converted from 14,515,863 shares held by Adagio shareholders prior to the combination based on exchange ratio. The total of 14,515,863 shares is presented in the share ownership and voting power table in Note 2.

(ii)
4,222,162 shares of New Adagio Common Stock to settle and convert the Bridge Financing Notes invested by Perceptive PIPE Investor. The 4,222,162 shares have been disclosed in Note 2(A)(7). Refer to Note 5(G) and 5(M).

For purposes of this pro forma analysis, the above estimated purchase price has been allocated based on the relative fair value of the preliminary estimate of the fair value of assets and liabilities to be acquired (in thousands):
Purchase Price Allocation
ASSETS:
Cash and cash equivalents	$2,025
Inventories, net	3,515
Prepaid expenses	159
Other current assets	159
Property and equipment, net	1,300
Intangible assets, net	26,200
Right-of-use-asset, net	87
Deferred tax assets	5,543
Other assets	20
LIABILITIES:
Accounts payable	$2,931
Accrued liabilities	3,722
Operating lease liabilities, current	44
Warrant liabilities	1,008
Other accrued liabilities	72
Operating lease liabilities, long-term	43
Deferred tax liabilities	8,342
Convertible notes payable, long-term	5,992
Other long-term liabilities	7
Net assets acquired	$16,847
Consideration transferred	$80,415
Goodwill	$63,568
The purchase price allocation for the proposed business combination is preliminary and subject to revision once the proposed business combination is complete and as additional information about the fair value of the assets to be acquired and liabilities to be assumed becomes available. Adagio has engaged third-party valuation companies to assist it in completing the valuation of certain assets to be acquired and liabilities to be assumed. However, Adagio has not completed a full, detailed valuation analysis. The valuation is based on available financial statement information as of March 31, 2024 prepared by Adagio. Except for identifiable intangible assets, the convertible notes payable and the warrant liabilities, the preliminarily estimated fair value of assets to be acquired and liabilities to be assumed is not materially different from the carrying value. Fair valuation methodology for convertible notes, warrant liabilities and intangible assets is discussed below. Accordingly, the unaudited pro forma condensed combined financial information includes a preliminary allocation of the purchase price based on assumptions that represent current best estimates, and are subject to changes, which may be material. Adagio will continue to refine its identification and valuation of assets to be acquired and liabilities to be assumed as further information becomes available.
The convertible notes are issued to Perceptive PIPE Investor in settling the 2024 Bridge Financing Notes, which is considered as an assumed liability on the purchase price allocation. The preliminary valuation of $6.0 million for the notes is based on a binomial lattice model considering the contractual terms with assumptions including (i) the New Adagio Common Stock price at $10.00 per share; (ii) a risk-free rate at 4.25%; (iii) zero dividend yield; (iv) volatility at 40%; and (v) a debt discount rate at 20%.
The warrant liabilities pertain to Convert Warrants that are issued to Perceptive PIPE Investor in settling the 2024 Bridge Financing Notes, which is considered as an assumed liability on the purchase price allocation. The preliminary valuation of $1.0 million for the Convert Warrants is based on the Black-Scholes Merton Option model, and the assumptions including (i) the New Adagio Common Stock that the Convert Warrants are exercisable to, is at $10.00 per share; (ii) a risk-free rate at 4.18%; (iii) zero dividend yield; and (iv) volatility at 40%.

The fair value of the convertible notes and the Convert Warrants is further applied a 20% negotiation discount in order to be calibrated to the issuance price of the convertible notes and the Convert Warrants. The estimate of the fair value of the convertible notes and the Convert Warrants is preliminary and based on the current available information.
Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consist of developed technology and in-process research and development (IPR&D), which were valued using the cost approach. This approach considers an asset’s replacement cost (direct and indirect) adjusted, where applicable, for obsolescence to estimate the replacement cost of the asset’s current service potential (i.e., remaining useful life and cash-flow generating capacity). Obsolescence for an acquired intangible asset may include functional (technological) obsolescence and economic (external) obsolescence. The amortization related to the developed technology is reflected as unaudited pro forma adjustments to the unaudited pro forma condensed combined income statements using the straight-line method of amortization. Management has determined the estimated useful life of 5 years for developed technology based on consideration of the economic benefit of the asset.
Purchase Price Allocation
Intangible asset:
Developed Technology – iCLAS	$4,100
IPR&D – vCLAS	13,100
IPR&D – Cryopulse	9,000
Total	$26,200
The amount that will ultimately be allocated to these identified intangible assets and the related amount of amortization, may differ materially from this preliminary allocation.
Goodwill represents the excess of the total purchase consideration over the fair value of the underlying net assets and captures the value attributable to future economic benefits arising from future technology development beyond the existing pipeline of identified IPR&D projects.
As the determination of the purchase price is subject to change upon finalization of the fair value analyses, the following table depicts the sensitivity of the purchase price and resulting goodwill to changes in net asset value. A 10% change in net asset value would cause a corresponding increase or decrease in the balance of goodwill as follows:
(In thousands)	Purchase price (Net assets)	Goodwill
As presented in the pro forma combined results	$16,847	$63,568
10% increase in net asset value	$18,532	$61,883
10% decrease in net asset value	$15,162	$65,253
Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2024, are as follows:
(A)
Represents the conversion of 486,006 Public Shares subject to non-redemption agreements by certain Other PIPE Investors into 760,545 shares of New Adagio Common Stock and 642,974 units of Base Warrants. In connection with the non-redemption agreements and respective PIPE Subscription Agreements, approximately $5.4 million cash proceeds is released from the Trust Account as a part of the PIPE Financing (refer to Note 1).

It is preliminarily determined that the Base Warrants associated with the PIPE Financing are indexed to New Adagio Common Stock under ASC 815 – Derivatives and Hedging and are accounted for as equity, which is measured at fair value. The cash proceeds are allocated to the Base Warrants and to New Adagio Common Stock at their relative fair values, with the total adjustment to APIC for $5.4 million (refer to Note 5(X)).
The exercise price of Base Warrants is $10.00 per unit. The fair value of the Base Warrants is preliminarily estimated at $4.15 per unit, using Black-Scholes Merton Option model, based on the assumptions including (i) the value of the New Adagio Common Stock (for which the Base Warrants are exercisable) is $10.00 per share; (ii) a risk-free rate at 4.16%; (iii) zero dividend yield; (iv) the common stock volatility at 75% and a volatility haircut of 10%.
Refer to Note 5(W) for the reversal of the contingent equity investment recorded in ARYA’s historical financial statements related to the New Adagio Common Stock and PIPE Warrants in connection with the open market purchase and the non-redemption obligation.
(B)	Represents the reclassification of $31.7 million of cash and investments held in the Trust Account that becomes available to fund expenses in connection with the Business Combination.
(C)	Represents the receipt of additional principal amount of $0.7 million before closing under the ARYA Convertible Promissory Notes.
(D)
Represents the settlement of ARYA’s accrued transaction expenses of $7.3 million, incurred by ARYA in connection with the Business Combination, such as advisory, banking, printing, legal, accounting fees and other professional fees that are a direct and incremental part of the transaction. Such transaction costs are expensed as incurred.

(E)
Represents the settlement of Adagio’s accrued transaction expenses of $6.1 million, incurred by Adagio in connection with the Business Combination, such as advisory, banking, printing, legal, accounting fees and other professional fees that are a direct and incremental part of the transaction. Such transaction costs are expensed as incurred.

(F)
Represents the receipt of cash proceeds of $20.1 million in PIPE Financing in exchange of approximately 2,845,697 shares of New Adagio Common Stock and 2,408,470 Base Warrants. The $20.1 million cash proceeds including the additional cash investment from Perceptive PIPE Investor of approximately $8.1 million, and the commitments of $12.0 million from certain Other PIPE Investors (refer to Note 1).

It is preliminarily determined that the Base Warrants associated with the PIPE Financing are indexed to New Adagio Common Stock under ASC 815 - Derivatives and Hedging and are accounted for as equity, which is measured at fair value. The cash proceeds are allocated to the Base Warrants and to New Adagio Common Stock at their relative fair values, with the total adjustment to APIC for $20.1 million (refer to Note 5(X)).
The exercise price of Base Warrants is $10.00 per unit. The fair value of the Base Warrants is preliminarily estimated at $4.15 per unit, using Black-Scholes Merton Option model, based on the assumptions including (i) the value of the New Adagio Common Stock (for which the Base Warrants are exercisable) is $10.00 per share; (ii) a risk-free rate at 4.16%; (iii) zero dividend yield; (iv) the common stock volatility at 75% and a volatility haircut of 10%.
It is assumed that the PIPE investors do not elect to receive any Pre-Funded Warrants.
(G)
Represents the receipt and the conversion of the May 2024 Notes and the June 2024 Notes with a principal amount of $ 5.5 million issued to the Perceptive PIPE Investor in exchange of approximately 782,221 shares of New Adagio Common Stock and 660,000 Base Warrants, as a part of the PIPE Financing (refer to Note 1). The principal of $ 3.0 million and of $2.5 million was received by Adagio in May 2024 and June 2024 respectively, prior to the Closing. At the Closing, the May 2024 Notes and June 2024 notes are settled with approximately 782,221 shares of New Adagio Common Stock at $10.00 per share and 660,000 Base Warrants at $4.15 per unit as a part of the purchase consideration (refer to Note 4).

It is preliminarily determined that the Base Warrants associated with the PIPE Financing are indexed to New Adagio Common Stock under ASC 815 - Derivatives and Hedging and are accounted for as equity, which is measured at fair value.
The exercise price of Base Warrants is $10.00 per unit. The fair value of the Base Warrants is preliminarily estimated at $4.15 per unit, using Black-Scholes Merton Option model, based on the assumptions including (i) the value of the New Adagio Common Stock (for which the Base Warrants are exercisable) is $10.00 per share; (ii) a risk-free rate at 4.16%; (iii) zero dividend yield; (iv) the common stock volatility at 75% and a volatility haircut of 10%.

(H)
Represents the settlement of the existing SVB Term Loan of Adagio with a net balance of $1.4 million, including $1.4 million of principal payment due within 12 months with an unamortized debt discount of $14.6 thousand. In addition, the accrued interest payable of $12.3 thousand is settled prior to the Closing.

(I)
Represents (i) the conversion of the 2024 Bridge Financing Note with a balance of $7.4 million as of March 31, 2024 into $7.0 million of New Adagio Convertible Notes and 525,000 Convert Warrants; (ii) the issuance of an additional $5.0 million of New Adagio Convertible Notes and 375,000 Convert Warrants to certain Other PIPE Investor; (iii) the issuance of an additional $0.5 million of New Adagio Convertible Notes and 37,500 Convert Warrants to certain Convert Investor; and (iv) the issuance of $7.5 million principal of New Adagio Convertible Notes and 562,500 Convert Warrant to the Contingent Investor at the Closing in connection with the New Adagio Convertible Notes. The fair value of the New Adagio Convertible Notes and the 1,500,000 Convert Warrants is $17.1 million and $2.9 million respectively.

As set forth in the agreement of the New Adagio Convertible Notes, the Convert Warrants are exercisable on a cashless basis or for one share of New Adagio Common Stock at $24.00 per share, subject to adjustment. New Adagio may be required to cash settle the Convert Warrants when it fails to timely deliver shares to the holder who exercises the Convert Warrants or upon the occurrence of a fundamental transaction. It is preliminary determined that the Convert Warrants associated with the New Adagio Convertible Notes do not meet the equity classification requirements under ASC 815 - Derivatives and Hedging as the Covert Warrants may require cash settlement outside of New Adagio’s control upon a failure of timely delivery of shares or a fundamental transaction, and therefore the Convert Warrants are accounted for as a derivative liability.
Further, as permitted under ASC 825 - Financial Instruments, it is preliminary determined to elect the fair value option to account for the New Adagio Convertible Notes.
The preliminary valuation of the New Adagio Convertible Notes is based on a binomial lattice model considering the contractual terms with assumptions including (i) the New Adagio Common Stock price at $10.00 per share; (ii) a risk-free rate at 4.25%; (iii) zero dividend yield; (iv) volatility at 40% and (v) a debt discount rate at 20%. The preliminary valuation of the Convert Warrants is based on the Black-Scholes Merton Option model, and the assumptions including (i) the New Adagio Common Stock that the Convert Warrants are exercisable to, is at $10.00 per share; (ii) a risk-free rate at 4.18%; (iii) zero dividend yield; (iv) volatility at 40%. The fair value of the New Adagio Convertible Notes and the Convert Warrants is further applied a 20% negotiation discount in order to be calibrated to the issuance price of the New Adagio Convertible Notes and the Convert Warrants. The estimate of the fair value of the New Adagio Convertible Notes and the Convert Warrants is preliminary and based on the current available information. Adagio has engaged third party specialists to assist it in completing the calculation of value of the New Adagio Convertible Notes and the Convert Warrants. As this full valuation analysis is undergoing and not yet completed, the estimated fair values will be updated based upon further available information, as well as market conditions at the time of the Closing.
(J)
Represents an adjustment to intangible assets, net to reflect the acquired identifiable intangible assets consisting of developed technology and IPR&D at the estimated fair value of $26.2 million, which as noted above is preliminary and subject to change once the proposed business combination is completed. The fair value of the developed technology and IPR&D is estimated based on cost approach. It is estimated a useful life of 5 years for developed technology based on consideration of the economic benefit of the asset. See Note 4 for additional details.

(K)
Represents an adjustment to reflect estimated goodwill of $63.6 million recognized from the proposed business combination in accordance with ASC 805-30-30 based on the preliminary purchase price allocation in Note 4. Goodwill represents the excess of the total purchase consideration over the fair value of the underlying net assets and captures the value attributable to future economic benefits arising from future technology development beyond the existing pipeline of identified IPR&D projects.

(L)
Reflects the preliminary estimated direct and incremental transaction costs incurred prior to or concurrent with the Business Combination of approximately $7.0 million. Transaction costs include legal, accounting, financial advisory and other professional fees related to the Business Combination. Of the total estimated transaction costs of approximately $7.0 million, approximately $3.7 million are to be incurred by Adagio and charged to accumulated deficit of Adagio prior to the Closing, and approximately $3.3 million are to be incurred by ARYA and charged to expenses through accumulated deficit.
(M)
Represents the settlement of the outstanding $23.0 million principal in Bridge Financing Notes (excluding the May 2024 Notes, the June 2024 Notes, and any Additional Convertible Notes issued to the Perceptive PIPE Investor), which has an estimated fair value of $24.6 million, along with the settlement of the accrued but not paid interest of $1.1 million as of March 31, 2024, in exchange of approximately 3,439,941 shares of New Adagio Common Stock and 2,760,000 Base Warrants in connection with the PIPE Financing (refer to Note 1). The 3,439,941 shares of Adagio Common Stock at $10.00 per share and the 2,760,000 Base Warrants at $4.15 per unit issued to settle the convertible promissory notes is considered as a part of the purchase consideration (refer to Note 4).

It is preliminarily determined that the Base Warrants associated with the PIPE Financing are indexed to New Adagio Common Stock under ASC 815 - Derivatives and Hedging and are accounted for as equity, which is measured at fair value.
The exercise price of Base Warrants is $10.00 per unit. The fair value of the Base Warrants is preliminarily estimated at $4.15 per unit, using Black-Scholes Merton Option model, based on the assumptions including (i) the value of the New Adagio Common Stock (for which the Base Warrants are exercisable) is $10.00 per share; (ii) a risk-free rate at 4.16%; (iii) zero dividend yield; (iv) the common stock volatility at 75% and a volatility haircut of 10%.
(N)	Represents the conversion of $14.3 million of Adagio Convertible Notes and $1.1 million of related accrued unpaid interest to New Adagio Common Stock and additional paid-in capital.
(O)
Represents the ‘net’ exercise and conversion of Adagio Warrants prior to the Closing from liability to equity in conjunction with the Business Combination, as it is expected that the fair market value of Adagio Common Stock is greater than the warrant exercise price prior to the Closing. The Adagio Warrants were issued in conjunction with the SVB Term Loan. As per the applicable warrant agreement, in the event of the Business Combination, if the fair market value of Adagio Common Stock is greater than the exercise price ($7.97 per share) of the Adagio Warrant, the Adagio Warrants shall be immediately and automatically “net” exercised in exchange for a number of shares of Adagio Common Stock prior to the closing of the Adagio Merger; if the fair market value of Adagio Common Stock is equal to or less than the exercise price of the Adagio Warrant, the Adagio Warrants shall be automatically terminated prior to the closing of Adagio Merger.

(P)
Represents the conversion of $3.9 million of ARYA Convertible Promissory Notes to New Adagio Common Stock and additional paid-in capital, after the assumption that the maximum principal amount is drawn before closing under the ARYA Convertible Promissory Notes and no Additional ARYA Convertible Promissory Notes are issued to the Sponsor. See Note 5(C) for the additional principal drawn prior to closing.

(Q)
Reflects the estimated gross deferred tax asset of $34.9 million netting with valuation allowance of $29.4 million, and then with gross deferred tax liability of $8.3 million resulting in net deferred tax liability position of $2.8 million. The basis difference primarily results Adagio’s net operating losses and from the Business Combination where New Adagio receives intangible assets for financial accounting purposes. Tax-related adjustments are based upon an estimated state tax rate of 8.8% and an estimated federal tax rate of 21.0%. The effective tax rate of the combined company could be significantly different than what is presented in the pro forma financial information depending on post-acquisition activities, the geographical mix of taxable income, and changes in tax laws and regulations.

(R)
Represents the conversion of 2,832,010 shares of Class A ordinary shares subject to redemption, with a par value of $0.0001, into 2,832,010 shares of the New Adagio Common Stock, resulting in an increase in New Adagio Common Stock with a par value of $0.0001 and an increase of additional paid-in capital.

(S)	Represents the conversion of all outstanding Adagio Preferred Stock to New Adagio Common Stock and additional paid-in capital upon the Closing of the Business Combination.

Prior to the Closing, certain Other PIPE Investor entered into an agreement with Adagio to exchange 207,902 of previously sold and issued Series E Preferred Stock for pre-funded warrants to purchase 207,902 shares of Series E Preferred Stock. Further, per the Business Combination Agreement, such Pre-Funded Warrants for Series E Preferred Shares shall be automatically cancelled and extinguished and converted into the right to receive a number of New Adagio Common Shares equal to the exchange ratio.
Accordingly, this adjustment reflects the conversion of all Adagio Preferred Stock (including Series E Preferred Stock subject to the exchange agreement specified above), to New Adagio Common Stock and additional paid-in-capital upon the Closing of the Business Combination.
(T)	Represents pro forma adjustments recorded to New Adagio Common Stock:
		Assuming No Further Redemption	Assuming Maximum Redemption
(i)	Contribution from PIPE Financing (Note 2(A)(7)) (Note 5A, 5F, 5G and 5M)	7,828,404	7,828,404
(ii)	Conversion of ARYA Class A ordinary shares and Class B ordinary shares (Note 5U)	2,089,000	2,089,000
(iii)	Reclassification of Class A ordinary shares subject to redemption (Note 5R and 5Y)	2,832,010	—
(iv)	Conversion of Adagio Preferred Stock to New Adagio Common Stock (Note 2(A)(6)) (Note 5S)	816,507	816,507
(v)	Conversion of ARYA Convertible Promissory Notes (Note 5P)	385,000	385,000
(vi)	Conversion of Adagio Warrants (Note 5O)	8,112	8,112
(vii)	Conversion of Adagio Convertible Notes (Note 2(A)(6)) (Note 5N)	1,445,572	1,445,572
(viii)	Elimination of Adagio’s historical equity (Note 5V)	129,087	129,087
	Total Shares of Common Stock	15,533,692	12,701,682
	Par value of New Adagio common stock	$0.0001	$0.0001
	Total Value of Common Stock(1)	$1,553	$1,270
(1)
The amounts are presented as $2.0 thousand and $1.0 thousand on the unaudited pro forma condensed combined balance sheet due to rounding under the no further redemption and the maximum redemption scenarios respectively.

(U)	Represents the conversion of the existing Class A ordinary shares and Class B ordinary shares to New Adagio Common Stock and additional paid-in capital.
(V)
Represents the elimination of Adagio’s historical shareholder’s equity, including (1) Adagio’s outstanding common stock, par value $0.001; (2) accumulated deficit of $146.9 million, including $3.7 million estimated transaction costs to be incurred by Adagio prior to the Closing; (3) additional paid-in capital of $1.7 million; and (4) $20.0 thousand of accumulated other comprehensive income.

(W)
Represents the reversal of the contingent equity investment of $1.4 million in APIC (refer to Note 5(X)) and accumulated deficit recorded in ARYA’s historical financial statements, in connection with the New Adagio Common Stock and the PIPE Warrants to be issued under certain subscription agreements that include an open market purchase and non-redemption obligation for certain Other PIPE Investors. The value of the contingent equity investment was estimated and recorded assuming a 75% probability of the Business Combination being closed in ARYA’s historical financial statement. Such contingent equity investment is eliminated in the proforma financial information as the unaudited proforma condensed combined balance sheet assumes the Business Combination occurred on March 31, 2024. Accordingly, the New Adagio Common Stock and PIPE Warrants in connection with the open market purchase and the non-redemption obligation is included in Note 5(A).

Refer to Note 5(GG) for the reversal adjustment related to the corresponding expense on the unaudited pro forma condensed combined statement of operations and comprehensive loss.

(X)	Represents pro forma adjustments recorded to additional paid-in capital:
Assuming No Further Redemption
APIC on business combination with Adagio (Note 4)(1)	80,414
Reclassification of Class A ordinary shares subject to redemption (Note 5R)	31,617
Conversion of ARYA Class A ordinary shares and Class B ordinary shares (Note 5U)(2)	—
Conversion of ARYA Convertible Promissory Notes (Note 5P)	3,850
Issuance of equity to PIPE Investors pertaining to cash proceeds from PIPE Financing (Note 5F)	20,070
Issuance of equity to PIPE Investors pertaining to non-redemption agreements (Note 5A)	5,402
Reversal of ARYA’s historical APIC recorded in connection with contingent equity investment (Note 5W)	(1,420)
ARYA’s historical APIC	518
Total Adjusted APIC	$140,451
Less: Adagio’s Historical APIC	(1,719)
Less: ARYA’s Historical APIC	(518)
Transaction Accounting Adjustment to APIC	$138,214
(1)
Represents APIC on the issuance of 6,621,440 shares of New Adagio Common Stock; 722 replacement New Adagio stock options to Adagio option holders and 3,420,000 Base Warrants, with the assumption that the New Adagio Common Stock share price is $10.00 per share.

(2)	The balance is shown as zero as it is rounded in thousands.
(Y)	Represents the maximum redemption of 2,832,010 Class A ordinary shares for an aggregate redemption payment of $31.7 million, at a redemption price of approximately $11.22 per share.
(Z)
Represents the reversal of the purchase of $7.5 million New Adagio Convertible Notes and its related 562,500 units of Convert Warrants by a Contingent Investor. As set forth in the Convertible Security Subscription Agreement, the closing of the $7.5 of financing by this Contingent Investor is conditioned on New Adagio having at least $48.0 million (as reduced by $2 million (prorated for partial months) for each calendar month anniversary from November 30, 2023 until the Closing Time) of available unrestricted cash on the expected Closing Date. The condition will not be met under the maximum redemption scenario. Refer to Note 5(I) for the valuation of the notes and warrants.

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations and comprehensive loss for the three months ended March 31, 2024 and for the year ended December 31, 2023, are as follows:
(AA)
Reflects ARYA’s estimated transactions costs of $3.3 million as if incurred on January 1, 2023, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statements of operations. The amount presented is comprised of transaction costs that were not yet recognized in the historical statement of operations as part of the Business Combination. These costs are non-recurring.

(BB)
Adjustment to reflect amortization expense, on a straight-line basis, based on the preliminary fair value of the intangible assets and the estimated useful lives. See below table for the calculation (in thousands):

	Value at Closing	Useful Life	Pro forma Amortization for the three months ended March 31, 2024	Pro forma Amortization for the year ended December 31, 2023
Technology	$4,100	5 years	$205	820
IPR&D	22,100	N/A	—	—
Total	$26,200		$205	820
Historical amortization expense			$—	—
Pro forma adjustment			$205	820
(CC)
Represents the reversal of interest expense on Adagio’s convertible notes payable and elimination of fair value changes due to the conversion of Adagio’s convertible notes payable as referenced in adjustment 5(I), 5(M) and 5(N) above into shares of New Adagio Common Stock.

(DD)	Represents the reversal of fair value changes in warrant liability due to the reclassification of warrants from liability to equity in conjunction with the Business Combination.
(EE)
Represents the removal of interest expense of $45.0 thousand and $0.2 million on the SVB Term Loan on account of settlement of the SVB Term Loan for the three months ended March 31, 2024 and year ended December 31, 2023, respectively.

(FF)
Represents the accrued interest expense of $0.6 million and $2.6 million at an interest rate of 13% per annum in connection with the New Adagio Convertible Notes for the three months ended March 31, 2024 and year ended December 31, 2023, respectively.

(GG)
Represents the reversal of the Open Market Subscription Agreement expense of $1.4 million recorded in ARYA’s historical financial statements, in connection with the reversal of the contingent equity investment (refer to Note 5(W)).

(HH)	Represents the elimination of interest income on the investments held in Trust Account.
(II)
Represents the reversal of $0.2 million and $1.0 million accrued interest expense at an interest rate of 13% in connection with the reversal of the purchase of $7.5 million New Adagio Convertible Notes and its related Convert Warrants by a Contingent Investor (Refer to Note 5(Z)), for the three months ended March 31, 2024 and year ended December 31, 2023, respectively.

Note 6. Net Loss per Share
Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2023. As the Business Combination is being reflected as if it had occurred at the beginning of the earliest period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entirety of the periods presented. When assuming the maximum redemption scenario described above, this calculation is adjusted to eliminate such shares for the entirety of the periods presented.

The unaudited pro forma condensed combined financial information has been prepared assuming the two redemption scenarios for the three months ended March 31, 2024 and for the year ended December 31, 2023:
	Three months ended March 31, 2024		Year Ended December 31, 2023
(In thousands, except share and per share data)	Assuming No Further Redemption	Assuming Maximum Redemption	Assuming No Further Redemption	Assuming Maximum Redemption
Pro forma net loss	$(9,048)	$(8,804)	$(39,416)	$(38,441)
Basic and diluted weighted average shares outstanding	15,533,692	12,701,682	15,533,692	12,701,682
Basic and diluted net loss per share	$(0.58)	$(0.69)	$(2.54)	$(3.03)
Excluded securities:(1)
Sponsor Earn-out Shares	1,147,500	1,147,500	1,147,500	1,147,500
PIPE Warrants	6,471,444	6,471,444	6,471,444	6,471,444
New Adagio Convertible Notes	2,000,000	1,250,000	2,000,000	1,250,000
Convert Warrants	1,500,000	937,500	1,500,000	937,500
New Adagio Options converted from Adagio Options	722	722	722	722
2024 Equity Incentive Plan	5,132,897	4,261,509	5,132,897	4,261,509
2024 Key Employee Plan	3,849,672	3,196,132	3,849,672	3,196,132
ESPP	463,067	406,426	463,067	406,426
(1)
The potentially dilutive outstanding securities were excluded from the computation of pro forma diluted net loss per share because their effect would have been anti-dilutive and/or issuance or vesting of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the periods presented.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA
Selected Comparative Per Share Information and Exchange Rates
Comparative Historical and Pro Forma Per Share Data
The following table sets forth:
•	historical per share information of ListCo for the three months ended March 31, 2024 and for the period from December 19, 2023 (inception) to December 31, 2023.
•	historical per share information of ARYA for the three months ended March 31, 2024 and for the year ended December 31, 2023.
•	historical per share information of Adagio for the three months ended March 31, 2024 and for the year ended December 31, 2023; and
•
unaudited pro forma per share information of New Adagio for the three months ended March 31, 2024 and for the year ended December 31, 2023, after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•
Scenario 1 – No further redemption: On February 28, 2023, 11,259,169 shares of Class A ordinary shares were redeemed for an aggregate amount of $115.1 million. Further, on February 27, 2024, 390,815 shares of Class A ordinary shares were redeemed for an aggregate amount of $4.4 million. This presentation applies the assumption that no further redemption rights are exercised by Public Shareholders with respect to their Class A ordinary shares upon consummation of the Business Combination; after the actual redemption on February 27, 2024; and

•
Scenario 2 – Maximum redemption of Class A ordinary shares: This presentation assumes that Public Shareholders holding approximately 2,832,010 shares, which is 100% of Class A ordinary shares subject to redemption, will exercise their redemption rights upon consummation of the Business Combination at a redemption price of approximately $11.22 per share. The number of Class A ordinary shares subject to redemption is net of 468,006 Public Shares that are subject to non-redemption agreements by certain Other PIPE investors.

The pro forma loss per share information reflect the Business Combination contemplated by the Business Combination Agreement as if it had occurred on January 1, 2023.
This information is based on, and should be read together with, the selected historical financial information, the unaudited pro forma condensed combined financial information and the historical financial information of ARYA and Adagio, and the accompanying notes to such financial statements, that has been presented in ARYA’s filings with the SEC that are included in this proxy statement/prospectus. The unaudited pro forma condensed combined per share data are presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operations that would have been realized if the Business Combination had been completed as of the dates indicated or will be realized upon the completion of the Business Combination. Please see the section entitled “Where You Can Find More Information” of this proxy statement/prospectus. Uncertainties that could impact Adagio’s financial condition include risks that affect Adagio’s operations and outlook such as those described under the section entitled “Risk Factors.” You are also urged to read the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” included elsewhere in this proxy statement/prospectus.

Calculated using Shareholder’s Equity and Adjusted Net Income
	Aja HoldCo, Inc. (Historical)	ARYA Sciences Acquisition Corp IV (Historical)	Adagio Medical, Inc. (Historical)
Book Value per Share	$(5,000)	$(3.89)	$(181.41)
Net Loss per Common Share – Basic and Diluted – For three months ended March 31, 2024	$(1,420,405)	$(0.03)	$(10.28)
Net Loss per Common Share – Basic and Diluted – For year ended December 31, 2023	$(5,000)	$(0.22)	$(50.20)
	Pro Forma Combined for the three months ended March 31, 2024		Pro Forma Combined for the year ended December 31, 2023
	No Further Redemption	Maximum Redemption	No Further Redemption	Maximum Redemption
Book Value per Share(1)	$7.95	$7.23	$6.36	$5.23
Net Loss per Common Share – Basic and Diluted	$(0.58)	$(0.69)	$(2.54)	$(3.03)
(1)
Book value per share is calculated as total shareholder’s equity, excluding temporary equity (Class A ordinary shares subject to redemption for ARYA) and convertible preferred stock for Adagio divided by the weighted average shares outstanding.

BUSINESS OF ARYA AND CERTAIN INFORMATION ABOUT ARYA
Unless the context otherwise requires, all references in this section to “ARYA,” “we,” “us” or “our” refer to ARYA.
Summary
We are a blank check company incorporated on August 24, 2020 as a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We have generated no operating revenues to date, and we do not expect that we will generate operating revenues until we consummate our initial business combination. To date, our efforts have been limited to organizational activities, activities related to our initial public offering as well as the search for a prospective business combination. We reviewed a number of opportunities to enter into a business combination with an operating business and, on February 13, 2024, we entered into the Business Combination Agreement.
Our Founders
The Sponsor is an affiliate of Perceptive Advisors, a leading life sciences focused investment firm with over $9.7 billion of regulatory assets under management as of December 31, 2023. Since its launch in 1999, Perceptive Advisors has focused exclusively on the healthcare industry. Our founders are the founder and management of Perceptive Advisors. Joseph Edelman, our Chairman, founded Perceptive Advisors in 1999. Adam Stone, our Chief Executive Officer, is the Chief Investment Officer of Perceptive Advisors, Michael Altman, our Chief Financial Officer, is a Managing Director at Perceptive Advisors, and Konstantin Poukalov, our Chief Business Officer, is a Managing Director at Perceptive Advisors. Perceptive Advisors’ investment activity is focused on identifying both private and public companies in the life sciences and medical technology sectors and currently has investments in over 210 companies as of December 31, 2023. The team at Perceptive Advisors consists of trained scientists, physicians and financial analysts who are passionately committed to identifying innovation that can drive critical change to current treatment paradigms. Perceptive Advisors invests across the capital structure and throughout a company’s growth cycle which provides access to a broad universe of management teams and companies seeking flexible capital solutions. Perceptive Advisors is also an active investor in pre-IPO financing rounds known as “crossovers.” Perceptive Advisors has invested in over 130 private companies since 2013 and in 2023 met with over 250 private companies in evaluation of private growth financing rounds, crossovers, and pre-IPO analysis.
Experience with Special Purpose Acquisition Vehicles
Our management team has previous experience in the execution of public acquisition vehicles. In July 2020, ARYA Sciences Acquisition Corp. consummated its initial business combination with Immatics Biotechnologies GmbH (“Immatics”). The ordinary shares of the combined company, Immatics N.V., are traded on Nasdaq under the symbol “IMTX.” Mr. Stone continues to serve on the supervisory board of Immatics N.V. following the consummation of the business combination.
Additionally, in October 2020, ARYA Sciences Acquisition Corp II consummated its initial business combination with Cerevel Therapeutics. The common stock of the combined company, Cerevel Therapeutics Holdings, Inc. (“Cerevel”), is traded on Nasdaq under the symbol “CERE.” On December 6, 2023, Cerevel entered into an Agreement and Plan of Merger with AbbVie Inc., a Delaware corporation (“AbbVie”), Symphony Harlan LLC, a Delaware limited liability company and wholly owned subsidiary of AbbVie (“Intermediate Holdco”), and Symphony Harlan Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Intermediate Holdco, pursuant to which, and on the terms and subject to the conditions thereof, Symphony Harlan Merger Sub Inc. will merge with and into Cerevel, with Cerevel surviving as a wholly owned subsidiary of AbbVie. This transaction is expected to close in the middle of 2024, subject to Cerevel shareholder approval, regulatory approvals and other customary closing conditions.
In June 2021, ARYA Sciences Acquisition Corp III consummated its initial business combination with Nautilus Biotechnology, Inc. (“Nautilus”). The common stock of the combined company trades on Nasdaq under the symbol “NAUT.” Michael Altman continues to serve on the board of directors of directors of Nautilus.
In February 2021, our management team founded ARYA Sciences Acquisition Corp V, which was formed for substantially similar purposes as our company. In July 2021, ARYA Sciences Acquisition Corp V completed its Initial Public Offering, in which it sold 14,950,000 Class A ordinary shares, for an offering price of $10.00 per share, generating aggregate proceeds of $149,500,000. ARYA Sciences Acquisition Corp V’s Class A ordinary shares were trading on Nasdaq under the ticker symbol “ARYE” until ARYA Sciences Acquisition Corp V reached its termination date on June 4, 2021 and decided to redeem its public shareholders on or around July 24, 2023.
Upon the closing of the initial public offering and the private placement, $149.5 million ($10.00 per Public Share) of the net proceeds of the initial public offering and certain of the proceeds from the sale of the private placement were placed in a Trust Account, located in the United States with Continental acting as trustee, and were, from the consummation of the initial public offering through February 27, 2023, invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market fund meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by us, until the earlier of (i) the completion of a business combination and (ii) the distribution of the Trust Account as described below. On February 27, 2023, ARYA delivered an instruction letter to Continental, acting as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial business combination or ARYA’s liquidation. ARYA is taking these steps in order to mitigate the risk that ARYA might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the Extension Amendment Proposal. For more information on the partial liquidation of the Trust Account in connection with the adoption of the Extension Amendment Proposal and the related redemption of Class A ordinary shares, also see below under “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal.” ARYA’s Public Shares are currently listed on Nasdaq under the symbol “ARYD.”
The past performance of the members of our management team or their affiliates, including ARYA Sciences Acquisition Corp., ARYA Sciences Acquisition Corp II, ARYA Sciences Acquisition Corp III, ARYA Sciences Acquisition Corp V and Perceptive Advisors, is not a guarantee that we will be able to identify a suitable candidate for our initial business combination or of success with respect to any business combination we may consummate. You should not rely on the historical record or the performance of our management team or their affiliates, including ARYA Sciences Acquisition Corp., ARYA Sciences Acquisition Corp II, ARYA Sciences Acquisition Corp III and Perceptive Advisors or any of their affiliates’ or managed fund’s performance as indicative of our future performance.
Financial Position
As of March 31, 2024, we had approximately $37,119,896 available to consummate an initial business combination before payment of $2,616,250 of deferred underwriting fees and not including any interest or the deposits made by the Sponsor in connection with the extensions of the time period during which ARYA may consummate a business combination pursuant to the Existing Governing Documents. With these funds available for a business combination, we offer a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because we are able to complete our initial business combination using ARYA’s cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires.
Effecting Our Business Combination
Fair Market Value of Target Business
The Nasdaq Listing Rules require that our business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of our signing a definitive agreement in connection with our initial business combination. The ARYA Board has determined that this test was met in connection with the proposed Business Combination.

Lack of Business Diversification
For an indefinite period of time after the completion of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business. Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By completing our initial business combination with only a single entity, our lack of diversification may:
•
subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination; and

•	cause us to depend on the marketing and sale of a single product or limited number of products or services.
Limited Ability to Evaluate Target’s Management Team
Although we closely scrutinize the management of a prospective target business when evaluating the desirability of effecting our initial business combination with that business, our assessment of the target business’s management may not prove to be correct. In addition, the future management may not have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of members of our management team, if any, in the target business cannot presently be stated with any certainty. The determination as to whether any of the members of our management team will remain with the combined company will be made at the time of our initial business combination. While it is possible that one or more of our directors will remain associated in some capacity with us following our initial business combination, it is unlikely that any of them will devote their full efforts to our affairs subsequent to our initial business combination. Moreover, we cannot assure you that members of our management team will have significant experience or knowledge relating to the operations of the particular target business.
We cannot assure you that any of our key personnel will remain in senior management or advisory positions with the combined company. The determination as to whether any of our key personnel will remain with the combined company will be made at the time of our initial business combination.
Following a business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.
Permitted Purchases of Our Securities and Other Transactions with Respect to Our Securities
At any time at or prior to a business combination, during a period when they are not then aware of any material nonpublic information regarding us or our securities, our initial shareholders, Adagio, ListCo and/or their respective directors, officers, advisors or respective affiliates may purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals presented at the General Meeting, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our initial shareholders, Adagio, ListCo and/or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirement that the Business Combination Proposal, the ARYA Merger Proposal and the Adjournment Proposal are approved by the requisite majorities.
Entering into any such arrangements may have a depressive effect on the ARYA Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he or she owns, either at or prior to the Business Combination.
If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the General Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the General Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Any purchases by the Sponsor and ARYA’s officers and directors and/or their respective affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and ARYA’s officers and directors and/or their respective affiliates will not make purchases of shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event our sponsor, directors, officers, advisors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:
•
this proxy statement/prospectus would disclose the possibility that our sponsor, directors, officers, advisors or any of their affiliates may purchase shares from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•
if our sponsor, directors, officers, advisors or any of their affiliates were to purchase shares from Public Shareholders, they would do so at a price no higher than the price offered through our redemption process;

•
this proxy statement/prospectus would include a representation that any of our securities purchased by our sponsor, directors, officers, advisors or any of their affiliates would not be voted in favor of approving the Business Combination;

•
our sponsor, directors, officers, advisors or any of their affiliates would not possess any redemption rights with respect to such securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•	we would disclose in a Form 8-K, before the General Meeting to approve the Business Combination, the following material items:
•	the amount of the Public Shares purchased outside of the redemption offer by our sponsor, directors, executive officers, advisors or any of their affiliates, along with the purchase price;
•	the purpose of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates;
•	the impact, if any, of the purchases by our sponsor, directors, executive officers, advisors or any of their affiliates on the likelihood that the Business Combination will be approved;
•
the identities of our shareholders who sold to our sponsor, directors, executive officers, advisors or any of their affiliates (if not purchased on the open market) or the nature of such shareholders (e.g., 5% security holders) who sold to our sponsor, directors, executive officers, advisors or any of their affiliates; and

•	the number of our Public Shares for which we have received redemption requests pursuant to our redemption offer.
Redemption Rights for Public Shareholders upon Completion of the Business Combination
We will provide our Public Shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any, divided by the number of the then-outstanding Public Shares, subject to the limitations described herein. As of July 8, 2024, the amount in the Trust Account was approximately $38,087,853, or approximately $11.54 per Public Share. The per-share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to Jefferies LLC, one of the underwriters of our initial public offering. The redemption rights include the requirement that a beneficial holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Continental in order to validly redeem its shares. Further, we will not proceed with redeeming our Public Shares, even if a Public Shareholder has properly elected to redeem its shares, if a business combination does not close. Pursuant to the SPAC Sponsor Letter Agreement, the initial shareholders have agreed to waive their redemption rights with respect to their Class B ordinary shares, Private Placement Shares and any Public Shares purchased during or after our initial public offering in connection with (i) the completion of our initial business combination; and (ii) a shareholder vote to approve an amendment to the Existing Governing Documents (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by the Termination Date or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares.
Redemption of Public Shares and Liquidation if No Business Combination
The Existing Governing Documents provide that we have until June 2, 2023 to consummate an initial business combination unless our Sponsor, upon five days’ advance notice prior to the applicable Termination Date, requests to extend the Termination Date by a month for up to nine additional months. Upon such request of the Sponsor, the ARYA Board shall without another shareholder vote approve by resolution the monthly extension. Our Sponsor may elect to extend the Termination Date to consummate a business combination on a monthly basis for up to nine times by an additional one month each time after the Articles Extension Date, until the Termination Date, unless the closing of a business combination shall have occurred prior thereto. For more information, also see “ARYA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of Extension Amendment Proposal.” Our Sponsor expects to continue to exercise its option to extend the Termination Date until the Business Combination closes.
On February 27, 2024, ARYA’s shareholders adopted the Articles Amendments to (i) extend the date by which ARYA has to complete a business combination up to March 2, 2025 (if all eleven additional monthly extensions are exercised by the Sponsor and subsequently approved by the ARYA Board as described in the Extension Proxy Statement), (ii) allow for the conversion of the Class B ordinary shares into Class A ordinary shares on a one-for-one basis at any time and from time to time prior to the consummation of a business combination at the option of the holder of such Class B ordinary shares, and (iii) eliminate the Redemption Limitation.
If we are unable to consummate an initial business combination by the applicable Termination Date, and do not otherwise amend the Existing Organizational Documents in view of further extending the time period during which ARYA may consummate a business combination, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the ARYA Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Existing Governing Documents provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.
Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of his, her, its or any other person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 15% of the Public Shares. Accordingly, any shares held by a Public Shareholder or “group” in excess of such 15% cap will not be redeemed by ARYA.

We expect that all costs and expenses associated with implementing a plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the Trust Account plus up to $100,000 of funds from the Trust Account available to us to pay dissolution expenses, although we cannot assure you that there will be sufficient funds for such purpose.
If we were to expend all of the net proceeds of our initial public offering and the sale of the Private Placement Shares, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by shareholders upon our dissolution would be $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims, and we cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.
Although we will seek to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor agreed that it will be liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of our company. Our Sponsor may not be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by ARYA’s independent directors to be too high relative to the amount recoverable or if ARYA’s independent directors determine that a favorable outcome is not likely. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per Public Share.
We will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. We will have access to funds held outside of the Trust Account with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors; however, such liability will not be greater than the amount of funds from our Trust Account received by any such shareholder.
If we file a bankruptcy petition or winding up petition or an involuntary bankruptcy petition or winding up petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per Public Share to our Public Shareholders. Additionally, if we file a bankruptcy petition or winding up petition or an involuntary bankruptcy petition or winding up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy/insolvency laws as either a “preferential transfer” or a “fraudulent conveyance, preference or disposition.”
As a result, a liquidator or a bankruptcy or other court could seek to recover some or all amounts received by our shareholders. Furthermore, the ARYA Board may be viewed as having breached its fiduciary duty to us or our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
See “Risk Factors—Risks Related to the Business Combination and ARYA— If, after we distribute the proceeds in the Trust Account to the Public Shareholders, we file a bankruptcy or winding up petition or an involuntary bankruptcy or winding up petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and the ARYA Board may be exposed to claims of punitive damages.”
Employees
We currently have three executive officers. These individuals are not obligated to devote any specific number of hours to our matters, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.
Directors and Executive Officers
Our officers and directors are as follows:
Name	Age	Position
Joseph Edelman	68	Chairman
Adam Stone	45	Chief Executive Officer and Director
Michael Altman	42	Chief Financial Officer and Director
Konstantin Poukalov	40	Chief Business Officer
Todd Wider	59	Director
Leslie Trigg	53	Director
Michael Henderson	35	Director

Joseph Edelman serves as the Chairman of the ARYA Board since January 2021. Mr. Edelman is Founder, Chief Executive Officer and Portfolio Manager of Perceptive Advisors. Since May 2020, Mr. Edelman is also serving as a director of Athira Pharma, Inc. (Nasdaq: ATHA) and as Chairman and a director of Perceptive Capital Solutions Corp (Nasdaq: PCSC). Mr. Edelman also served as the Chairman of ARYA Sciences Acquisition Corp. from October 2018 to June 2020, ARYA Sciences Acquisition Corp II from July 2020 to October 2020, ARYA Sciences Acquisition Corp III from August 2020 to June 2021 and ARYA Sciences Acquisition Corp V from March 2021 through its liquidation in July 2023. Prior to founding Perceptive Advisors, Mr. Edelman was a Senior Analyst at Aries Fund, a Paramount Capital Asset Management biotechnology hedge fund, from 1994 through 1998. Prior to that position, Mr. Edelman was a Senior Biotechnology Analyst at Prudential Securities from 1990 to 1994. Mr. Edelman started his career in the healthcare sector of the securities industry as a Biotechnology Analyst at Labe, Simpson from 1987 to 1990. Mr. Edelman earned an MBA from New York University and a BA, magna cum laude, in psychology from the University of California San Diego. We believe that Mr. Edelman’s broad operational and transactional experience make him well qualified to serve as the Chairman of the ARYA Board.
Adam Stone, our Chief Executive Officer and a member of the ARYA Board since January 2021, joined Perceptive Advisors in 2006 and has acted as Chief Investment Officer since 2012 and is a member of the internal investment committees of Perceptive Advisors’ credit opportunities and venture funds. Mr. Stone also serves as interim CEO of LianBio (Nasdaq: LIAN). Mr. Stone currently serves on the boards of directors of Solid Biosciences (Nasdaq: SLDB), LianBio, and Xontogeny, which are portfolio companies of Perceptive Advisors, and as Chief Executive Officer and a director of Perceptive Capital Solutions Corp (Nasdaq: PCSC). Following the consummation of the business combination of ARYA Sciences Acquisition Corp. with Immatics in July 2020, Mr. Stone also serves on the supervisory board of Immatics N.V. (Nasdaq: IMTX). Previously, Mr. Stone served as the Chief Executive Officer and as a member of the boards of directors of ARYA Sciences Acquisition Corp. from October 2018 to June 2020, ARYA Sciences Acquisition Corp II from July 2020 to October 2020, ARYA Sciences Acquisition Corp III from August 2020 to June 2021 and ARYA Sciences Acquisition Corp V from March 2021 through its liquidation in July 2023. Prior to joining Perceptive Advisors, Mr. Stone was a Senior Analyst at Ursus Capital from 2001 to 2006 where he focused on biotechnology and specialty pharmaceuticals. Mr. Stone graduated, with honors, from Princeton University with a BA in molecular biology. We believe that Mr. Stone’s broad operational and transactional experience, and his position as Chief Executive Officer, make him well qualified to serve on the ARYA Board.
Michael Altman, CFA, our Chief Financial Officer and a member of the ARYA Board since January 2021, joined Perceptive Advisors in 2007, is a Managing Director on the investment team and is a member of the internal investment committee of Perceptive Advisors’ credit opportunities fund. Mr. Altman’s focus is on medical devices, diagnostics, digital health and specialty pharmaceuticals. Mr. Altman also serves on the boards of directors of Vensun Pharmaceuticals, Inc., Vitruvius Therapeutics and Lyra Therapeutics (Nasdaq: LYRA), which are portfolio companies of Perceptive Advisors, and as Chief Business Officer and a director of Perceptive Capital Solutions Corp (Nasdaq: PCSC). Mr. Altman has also served as Chief Financial Officer and as a member of the boards of directors of ARYA Sciences Acquisition Corp. from October 2018 to June 2020, ARYA Sciences Acquisition Corp II from July 2020 to October 2020, ARYA Sciences Acquisition Corp III from August 2020 to June 2021 and ARYA Sciences Acquisition Corp V from March 2021 through its liquidation in July 2023. Since June 2021, Mr. Altman also serves as a director of Nautilus Biotechnology, Inc. (Nasdaq: NAUT). Mr. Altman graduated from the University of Vermont with a BS in Business Administration. We believe that Mr. Altman’s broad operational and transactional experience make him well qualified to serve on the ARYA Board.
Konstantin Poukalov, our Chief Business Officer since January 2021, joined Perceptive Advisors in March 2019 and is a Managing Director at Perceptive Advisors, where he is focusing on various strategies across the Perceptive platforms. Mr. Poukalov also serves on the boards of directors of Lyra Therapeutics (Nasdaq: LYRA) since January 2020, Landos Biopharma, Inc. (Nasdaq: LABP) since August 2019 and LianBio (Nasdaq: LIAN) since October 2019, which are portfolio companies of Perceptive Advisors. Mr. Poukalov previously served as Chief Business Officer of ARYA Sciences Acquisition Corp III from August 2020 to June 2021 and ARYA Sciences Acquisition Corp V from March 2021 through its liquidation in July 2023. From July 2012 to October 2018, Mr. Poukalov served in roles of increasing responsibility at Kadmon Holdings (NYSE: KDMN) (“Kadmon”), most recently serving as Executive Vice President and Chief Financial Officer from July 2014 to October 2018. Prior to joining Kadmon, Mr. Poukalov was a member of the healthcare investment banking group at Jefferies LLC (“Jefferies”) from 2009 to 2012, focusing on companies across the life sciences and biotechnology sectors. Prior to Jefferies, Mr. Poukalov was a member of UBS Investment Bank, focusing on the healthcare industry, from 2006 to 2009. Mr. Poukalov graduated from Stony Brook University with a bachelor’s degree in Electrical Engineering.

Todd Wider, M.D., has served on the ARYA Board since January 2021. Dr. Wider is the Executive Chairman and Chief Medical Officer of Emendo Biotherapeutics, which focuses on highly specific and differentiated gene editing. Dr. Wider has served on the board of directors of ASP Isotopes Inc. (Nasdaq: ASPI) since October 2021. Dr. Wider also previously served on the boards of directors of Abeona Therapeutics Inc. (Nasdaq: ABEO) from May 2015 to May 2023 and ARYA Sciences Acquisition Corp V from July 2021 through its liquidation in July 2023. Dr. Wider previously consulted with a number of entities in the biotechnology space. Dr. Wider is an active, honorary member of the medical staff of Mount Sinai Hospital in New York, where he worked for over 20 years, and is a plastic and reconstructive surgeon who focused on cancer surgery. Dr. Wider received an MD from Columbia College of Physicians and Surgeons, where he was Rudin Fellow, and an AB, with high honors and Phi Beta Kappa, from Princeton University. Dr. Wider did his residency in general surgery and plastic and reconstructive surgery at Columbia Presbyterian Medical Center, and postdoctoral fellowships in complex reconstructive surgery at Memorial Sloan Kettering Cancer Center, where he was Chief Microsurgery Fellow, and in craniofacial surgery at the University of Miami. Dr. Wider is also a principal in Wider Film Projects, a documentary film company focusing on producing films with sociopolitical resonance. We believe that Dr. Wider’s experience in the healthcare and life sciences industries make him well qualified to serve on the ARYA Board.
Leslie Trigg has served on the ARYA Board since February 2021. Ms. Trigg has served as the Chair and Chief Executive Officer of Outset Medical Inc. (“Outset”) (Nasdaq: OM) since November 2014. Ms. Trigg joined Outset from Warburg Pincus, a private equity firm, where she was an Executive in Residence from March 2012 to March 2014. Prior to that, Ms. Trigg served in several roles at Lutonix (acquired by CR Bard), a medical device company, from January 2010 to February 2012, most recently as Executive Vice President, and as Chief Business Officer of AccessClosure (acquired by Cardinal Health), a medical device company, from September 2006 to June 2009. Ms. Trigg also previously held positions with FoxHollow Technologies (acquired by ev3/Covidien), a manufacturer of devices to treat peripheral artery disease, Cytyc, a diagnostic and medical device company, Pro-Duct Health (acquired by Cytyc), a medical device company, and Guidant, a cardiovascular medical device company. Ms. Trigg also served as a director of Adaptive Biotechnologies Corp. (Nasdaq: ADPT) from March 2021 to June 2023. Ms. Trigg serves as Chair of the Medical Device Manufacturers Association, a national trade association providing educational and advisory assistance to innovative and entrepreneurial medical technology companies, since 2022. Ms. Trigg holds a BS degree from Northwestern University and an MBA from The Haas School of Business, UC Berkeley. We believe that Ms. Trigg’s experience in the healthcare and life sciences industries make her well qualified to serve on the ARYA Board.
Michael Henderson, M.D., has served on the ARYA Board since February 2021. Dr. Henderson has served as the Chief Executive Officer and director of Apogee Therapeutics (Nasdaq: APGE), a biotechnology company advancing novel therapies to address immunological and inflammatory disorders, since September 2022. Dr. Henderson also serves on the board of Spyre Therapeutics, Inc. (Nasdaq: SYRE) since June 2023. Dr. Henderson served as Chief Business Officer of BridgeBio Pharma Inc (“BridgeBio”) (Nasdaq: BBIO) from January 2020 to September 2022. Prior to holding that position, Dr. Henderson spent two years serving as BridgeBio’s Senior Vice President, Asset Acquisition, Strategy and Operations. Dr. Henderson joined BridgeBio as Vice President of Asset Acquisition, Strategy and Operations in April 2016. Dr. Henderson also served as the Chief Executive Officer of certain of BridgeBio’s subsidiaries, QED Therapeutics, Inc. and Origin Biosciences, Inc. Prior to BridgeBio, Dr. Henderson worked at McKinsey & Company from January 2015 to April 2016 and prior to that, he co-founded PellePharm, Inc., in August 2011. Dr. Henderson received his B.A. with high honors in global health with a citation in Spanish from Harvard University and his M.D. with a scholarly concentration in health services and policy from Stanford University where he was a member of both the Ignite and Leadership in Health Disparities Programs. We believe that Dr. Henderson’s experience in business, drug development, commercial strategy, and the healthcare and life sciences industries generally make him well qualified to serve on the ARYA Board.
Number and Terms of Office of Officers and Directors
The ARYA Board is divided into three classes (Class I, II and III). Only one class of directors will be elected in each year, and each class (except for those directors appointed prior to our first annual general meeting of shareholders) will serve a three-year term. The term of office of the first class of directors, consisting of Leslie Trigg, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Michael Henderson and Todd Wider, will expire at our second annual meeting of shareholders. The term of office of the third class of directors, consisting of Joseph Edelman, Adam Stone and Michael Altman, will expire at our third annual meeting of shareholders.

Prior to the completion of an initial business combination, any vacancy on the ARYA Board may be filled by a nominee chosen by holders of a majority of the Class B ordinary shares. In addition, prior to the completion of an initial business combination, holders of a majority of the Class B ordinary shares may remove a member of the ARYA Board for any reason.
Pursuant to the Registration and Shareholder Rights Agreement, the Sponsor, upon and following consummation of an initial business combination, will be entitled to nominate three individuals for election to the board of directors of the combined company, as long as the Sponsor holds any securities covered by the Registration and Shareholder Rights Agreement. As discussed under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” the Registration and Shareholder Rights Agreement will be terminated and replaced by the Investor Rights Agreement in connection with the Closing. The Business Combination Agreement provides the Sponsor with certain rights to nominate directors to the New Adagio Board (for more information see “Proposal 1: Business Combination Proposal—Board of Directors”).
Our officers are appointed by the ARYA Board and serve at the discretion of the ARYA Board, rather than for specific terms of office. The ARYA Board is authorized to appoint persons to the offices set forth in the Existing Governing Documents as it deems appropriate. The Existing Governing Documents provide that our officers may consist of one or more chairman of the board, chief executive officer, chief financial officer, chief business officer, president, vice presidents, secretary, treasurer and such other offices as may be determined by the ARYA Board.
Committees of the Board of Directors
The ARYA Board has three standing committees: an audit committee, a nominating committee and a compensation committee. Each committee operates under a charter that has been approved by our board and has the composition and responsibilities described below. The charter of each committee is available on our website.
Audit Committee
We established an audit committee of the ARYA Board. Todd Wider, Leslie Trigg and Michael Henderson serve as members of our audit committee. The ARYA Board has determined that each of Todd Wider, Leslie Trigg and Michael Henderson are independent. Todd Wider serves as the Chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of Nasdaq and the ARYA Board has determined that Todd Wider qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.
The audit committee is responsible for:
•	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;
•	monitoring the independence of the independent registered public accounting firm;
•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
•	inquiring and discussing with management our compliance with applicable laws and regulations;
•	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;
•	appointing or replacing the independent registered public accounting firm;
•
determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•
monitoring compliance on a quarterly basis with the terms of our initial public offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of our initial public offering; and

•
reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by the ARYA Board, with the interested director or directors abstaining from such review and approval.

Nominating Committee
We established a nominating committee of the ARYA Board. The members of our nominating committee are Todd Wider, Leslie Trigg and Michael Henderson. Leslie Trigg serves as chairman of the nominating committee. The ARYA Board has determined that each of Todd Wider, Leslie Trigg and Michael Henderson are independent.
The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on the ARYA Board. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.
Guidelines for Selecting Director Nominees
The guidelines for selecting nominees, which are specified in a charter adopted by us, generally provide that persons to be nominated:
•	should have demonstrated notable or significant achievements in business, education or public service;
•
should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.
The nominating committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.
Compensation Committee
We established a compensation committee of the ARYA Board. The members of our compensation committee are Todd Wider, Leslie Trigg and Michael Henderson. Michael Henderson serves as chairman of the compensation committee.
The ARYA Board has determined that each of Todd Wider, Leslie Trigg and Michael Henderson are independent. We adopted a compensation committee charter, which details the principal functions of the compensation committee, including:
•
reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives, and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other Section 16 executive officers;
•	reviewing our executive compensation policies and plans;
•	implementing and administering our incentive compensation equity-based remuneration plans;
•	assisting management in complying with our proxy statement and annual report disclosure requirements;
•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;
•	producing a report on executive compensation to be included in our annual proxy statement; and
•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.
The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on the ARYA Board.
Clawback Policy
Our board of directors has adopted a Clawback Policy (the “Clawback Policy”) designed to comply with Section 10D of the Exchange Act, the rules promulgated thereunder, and the listing standards of Nasdaq. The Clawback Policy is also filed as an exhibit to this Report. The Company believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Company’s board of directors therefore adopted the Clawback Policy, which provides for the recoupment of certain executive compensation in the event that the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws. The Clawback Policy is administered by the Company’s Compensation Committee. Any determinations made by the Compensation Committee are final and binding on all affected individuals. The Clawback Policy applies to the Company’s current and former executive officers (as determined by the Compensation Committee in accordance with Section 10D of the Exchange Act, the rules promulgated thereunder, and the listing standards of Nasdaq) and such other senior executives or employees who may from time to time be deemed subject to the Clawback Policy by the Compensation Committee.
Code of Ethics
We have adopted a Code of Ethics applicable to our directors, officers and employees (the “Code of Ethics”). The Code of Ethics codifies the business and ethical principles that govern all aspects of our business. The Company has not adopted a separate insider trading policy to date but requires officers, directors and any employees to comply with its Code of Ethics that provides that it is the personal responsibility of each of the Company’s officers, directors or employees to adhere to the standards and restrictions imposed by applicable laws, rules and regulations, which includes compliance with insider trading laws, rules and regulations. A copy of the Code of Ethics will be provided without charge upon written request to our principal executive offices. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics on our website https://www.perceptivelife.com/arya4/. We do not incorporate the information contained on, or accessible through, our website into this proxy statement/prospectus, and you should not consider it a part of this proxy statement/prospectus or information filed with the SEC.
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Exchange Act, as amended, requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, we believe that during the year ended December 31, 2023, there were no delinquent filers.
Conflicts of Interest
Under Cayman Islands law, directors and officers of a Cayman Islands company owe certain duties to the company, including, but not limited to, the following fiduciary duties:
•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;
•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;
•	duty not to improperly fetter the exercise of future discretion;
•	duty to exercise powers fairly as between different sections of shareholders;

•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and
•	duty to exercise independent judgment.
In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.
As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders, provided that there is full disclosure by the directors. This can be done by way of permission granted in the Existing Governing Documents or alternatively by shareholder approval at shareholder meetings.
Certain of our officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities, including entities that are affiliates of our sponsor, pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.
Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships:
INDIVIDUAL	ENTITY	ENTITY’S BUSINESS	AFFILIATION
Joseph Edelman	Perceptive Advisors, LLC	Hedge Fund	Chief Executive Officer and Portfolio Manager
	Athira Pharma, Inc.	Biotechnology	Director
	Perceptive Capital Solutions Corp	Special Purpose Acquisition Company	Chairman and Director
Adam Stone	Perceptive Advisors, LLC	Hedge Fund	Chief Investment Officer
	Solid Biosciences	Pharmaceuticals	Director
	LianBio	Biotechnology	Interim Chief Executive Officer and Director
	Xontogeny	Biotechnology	Director
	Immatics N.V.	Biotechnology	Director
	Perceptive Capital Solutions Corp	Special Purpose Acquisition Company	Chief Executive Officer and Director
Michael Altman	Perceptive Advisors, LLC	Hedge Fund	Managing Director
	Vensun Pharmaceuticals, Inc.	Pharmaceuticals	Director
	Vitruvius Therapeutics	Pharmaceuticals	Director
	Lyra Therapeutics	Healthcare	Director
	Nautilus Biotechnology, Inc.	Biotechnology	Director
	Perceptive Capital Solutions Corp	Special Purpose Acquisition Company	Chief Business Officer and Director
Konstantin Poukalov	Perceptive Advisors, LLC	Hedge Fund	Managing Director
	Lyra Therapeutics	Healthcare	Director
	Landos Biopharma, Inc.	Healthcare	Director
	LianBio	Biotechnology	Director
Todd Wider	ASP Isotopes Inc.	Biotechnology	Director
	Emendo Biotherapeutics	Biopharmaceuticals	Director
Leslie Trigg	Outset Medical Inc.	Medical Devices	Chair, Chief Executive Officer and President

INDIVIDUAL	ENTITY	ENTITY’S BUSINESS	AFFILIATION
Michael Henderson	BridgeBio Pharma Inc	Pharmaceuticals	Chief Business Officer
	Apogee Therapeutics, Inc.	Biotechnology	Chief Executive Officer and Director
	Spyre Therapeutics, Inc.	Biotechnology	Director
Potential investors should also be aware of the following other potential conflicts of interest:
•
Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

•
The Sponsor subscribed for Class B ordinary shares in January 2021 and purchased Private Placement Shares in a transaction that closed simultaneously with the closing of our initial public offering. In February 2021, the Sponsor transferred 30,000 Class B ordinary shares to each of Michael Henderson, Leslie Trigg and Todd Wider. Our sponsor and our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their Class B ordinary shares, Private Placement Shares and any Public Shares purchased during or after our initial public offering in connection with (i) the completion of our initial business combination; and (ii) a shareholder vote to approve an amendment to the Existing Governing Documents (A) that would modify the substance or timing of our obligation to provide holders of our Class A ordinary shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by the Termination Date or (B) with respect to any other provision relating to the rights of holders of our Class A ordinary shares. Additionally, the Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to its Class B ordinary shares if we fail to complete our initial business combination within the required time period. If we do not complete our initial business combination within the required time period, the Private Placement Shares will be worthless. The Sponsor and our management team have agreed in connection with the initial public offering and pursuant to the SPAC Sponsor Letter Agreement not to transfer, assign or sell any of their Class B ordinary shares until the earliest of (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property. Further, pursuant to the SPAC Sponsor Letter Agreement, with certain limited exceptions, the Private Placement Shares will not be transferable until 30 days following the completion of our initial business combination. Such transfer restrictions applicable to the Class B ordinary shares and Private Placement Shares will be amended in connection with the Business Combination and pursuant to the Sponsor Letter Agreement and Investor Rights Agreement. As discussed under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination — Investor Rights Agreement” certain transfer restrictions applicable to the Class B ordinary shares and Private Placement Shares will be amended in connection with the consummation of the Business Combination. Because each of our executive officers and directors own ARYA shares directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

•
Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

•
If we seek shareholder approval, we will complete our initial business combination only if a majority of the issued and outstanding ARYA Shares, represented in person or by proxy and entitled to vote thereon, voted at a shareholder meeting are voted in favor of the Business Combination. In such case, our sponsor and directors and officers have agreed to vote their founder shares, private placement shares and public shares in favor of our proposed initial business combination (for more information on voting and permitted purchases of public shares see, “—Effecting Our Business Combination—Permitted Purchases of Our Securities and Other Transactions with Respect to Our Securities.”)
We cannot assure you that any of the above-mentioned conflicts will be resolved in our favor.
You should also review the conflicts of interests of the Sponsor and ARYA’s directors and officers disclosed in the section entitled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination” in this proxy statement/prospectus.
Limitation on Liability and Indemnification of Officers and Directors
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. The Existing Governing Documents provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We entered into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided for in the Existing Governing Documents. We purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.
Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of Public Shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination.
Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.
Executive Compensation and Director Compensation and Other Interests
In February 2021, our Sponsor transferred 30,000 Class B ordinary shares to each of Todd Wider, Leslie Trigg and Michael Henderson. None of our executive officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities were first listed on Nasdaq through the earlier of consummation of our initial business combination and our liquidation, we will reimburse our Sponsor for office space, secretarial and administrative services provided to us in the amount of $10,000 per month. In addition, our Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made by us to our Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination are made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, is paid by the company to Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.
After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by New Adagio to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of a proposed business combination because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the ARYA Board.
We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.
Director Independence
Nasdaq listing standards require that a majority of the ARYA Board be independent. An “independent director” is defined generally as a person other than an officer or employee of ARYA or its subsidiaries or any other individual having a relationship with ARYA which in the opinion of the ARYA Board, could interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have “independent directors” as defined in Nasdaq’s listing standards and applicable SEC rules. The ARYA Board has determined that Joseph Edelman, Todd Wider, Leslie Trigg and Michael Henderson are “independent directors” as defined in the Nasdaq listing standards and Todd Wider, Leslie Trigg and Michael Henderson are independent under applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.
Legal Proceedings
To the knowledge of our management, there is no material litigation currently pending or, to our knowledge, contemplated against us, any of our officers or directors in their capacity as such or against any of our property.
Properties
We currently maintain our executive offices at 51 Astor Place, 10th Floor, New York, New York 10003. The cost for our use of this space is included in the $10,000 per month fee we pay to our Sponsor for office space, administrative and support services. We consider our current office space adequate for our current operations. Upon consummation of the Business Combination, the principal executive offices of New Adagio will change.
Competition
In identifying, evaluating and selecting a target business for our initial business combination, we may encounter intense competition from other entities having a business objective similar to ours, including other blank check companies, private equity groups and leveraged buyout funds, public companies, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our Public Shareholders who properly exercise their redemption rights may reduce the resources available to us for our initial business combination, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business combination.
Periodic Reporting and Audited Financial Statements
ARYA has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, ARYA’s annual reports contain financial statements audited and reported on by ARYA’s independent registered public accounting firm.

We are required to evaluate our internal control procedures as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer and no longer qualify as an emerging growth company would we be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.
We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Cayman Islands Companies Act. As an exempted company, we applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (2018 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.
We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30; and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30.

ARYA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unless the context otherwise requires, all references in this section to “ARYA,” “we,” “us” or “our” refer to ARYA. The following discussion and analysis of ARYA’s financial condition and results of operations should be read in conjunction with ARYA’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.
Overview
We are a blank check company incorporated on August 24, 2020 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Our sponsor is ARYA Sciences Holdings IV, a Cayman Islands exempted company.
Our registration statement for our initial public offering was declared effective on February 25, 2021. On March 2, 2021, we consummated the initial public offering of 14,950,000 Public Shares, including 1,950,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $149.5 million, and incurring offering costs of approximately $8.8 million, inclusive of approximately $5.2 million in deferred underwriting commissions. On August 8, 2022, ARYA received a waiver from one of its underwriters pursuant to which such underwriter waived all rights to its 50% share of the deferred underwriting commissions payable upon completion of an initial business combination (the “Deferred Fee Waiver”). In connection with the Deferred Fee Waiver, the underwriter also agreed that (i) the Deferred Fee Waiver is not intended to allocate its 50% portion of the deferred underwriting commissions to the other underwriter that has not waived its right to receive its share of the deferred underwriting commissions and (ii) the waived portion of the deferred underwriting commissions can, at ARYA’s discretion, be paid to one or more parties or otherwise be used in connection with an initial business combination.
Simultaneously with the closing of the initial public offering, we consummated the private placement of 499,000 Private Placement Shares, at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million.
Upon the closing of the initial public offering and the private placement, $149.5 million ($10.00 per Public Share) of the net proceeds of the initial public offering and certain of the proceeds from the sale of the private placement were placed in a Trust Account, located in the United States with Continental acting as trustee, and were, from the consummation of the initial public offering through February 27, 2023, invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds meeting certain conditions of Rule 2a-7 promulgated under the Investment Company Act, as determined by us, until the earlier of (i) the completion of a business combination and (ii) the distribution of the Trust Account as described below. On February 27, 2023, ARYA delivered an instruction letter to Continental, acting as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial business combination or ARYA’s liquidation. ARYA is taking these steps in order to mitigate the risk that ARYA might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the Extension Amendment Proposal. For more information on the partial liquidation of the Trust Account in connection with the adoption of the Extension Amendment Proposal and the related redemption of Class A ordinary shares, also see below under “—Adoption of Extension Amendment Proposal.”
As further described under “—Adoption of Extension Amendment Proposal” and “—Adoption of Second Extension Amendment Proposal,” in connection with the adoption of the First Extension Amendment Proposal, 11,259,169 Public Shares were redeemed for an aggregate amount of $115,071,882.05, and in connection with the adoption of the Second Extension Amendment Proposal, 390,815 additional Public Shares were redeemed for an aggregate amount of approximately $4,358,804.
Our management has broad discretion with respect to the specific application of the net proceeds of the initial public offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination.

If we have not completed a business combination by the Termination Date, and do not otherwise amend the Existing Organizational Documents in view of further extending the time period during which ARYA may consummate a business combination, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the ARYA Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
We reviewed a number of opportunities to enter into a business combination with an operating business and entered into the Business Combination Agreement on February 13, 2024. We intend to effectuate the Business Combination through a combination of (i) shares of New Adagio Common Stock issued to the holders of securities of Adagio, (ii) cash held in the Trust Account net of redemptions and deferred underwriting discounts and (iii) gross proceeds from the PIPE Financing and the Convertible Security Financing.
The issuance of additional shares in a business combination:
•
may significantly dilute the equity interest of investors in our initial public offering which will receive shares of New Adagio Common Stock in connection with the consummation of the Business Combination;

•
may subordinate the rights of holders of Class A ordinary shares or any shares of New Adagio Common Stock issued to holders of Class A ordinary shares in connection with the Business Combination if preference shares are issued with rights senior to those afforded to our Class A ordinary shares;

•
could cause a change in control if a substantial number of our Class A ordinary shares or shares of New Adagio Common Stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•	may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and
•	may adversely affect prevailing market prices for our Class A ordinary shares or any shares of New Adagio Common Stock issued in connection with the Business Combination.
Similarly, if we issue debt or otherwise incur significant debt, it could result in:
•	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;
•
acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;
•	our inability to obtain necessary additional financing if the debt contains covenants restricting our ability to obtain such financing while the debt security is outstanding;
•	our inability to pay dividends on the ARYA Shares or any shares of New Adagio Common Stock following the consummation of the Business Combination;
•
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on the ARYA Shares or any shares of New Adagio Common Stock following the consummation of the Business Combination, if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and
•
limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

Proposed Business Combination and Recent Developments
On February 13, 2024, ARYA, ListCo, ARYA Merger Sub, Company Merger Sub, and Adagio entered into the Business Combination Agreement. The Business Combination Agreement contains certain customary representations, warranties, and covenants by the parties thereto and the Closing is subject to certain customary conditions and certain risks, as further described therein. For additional information, please see “Proposal 1: Business Combination Proposal” and the section entitled “Risk Factors.”
On June 24, 2024, ARYA and ListCo entered into the June Subscription Agreements with the June PIPE Investors. Additionally, on June 24, 2024, ARYA and ListCo entered into an amendment to the Subscription Agreement with the Perceptive PIPE Investor, pursuant to which the May 2024 Notes, the June 2024 Notes and any Additional Convertible Notes that the Perceptive PIPE Investor elects to subject to its Subscription Agreement and any interest that has been accruing and will remain unpaid thereon prior to Closing will be contributed to ListCo at Closing. For additional information, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing.”
On June 25, 2024, ARYA and Adagio entered into the Consent and Amendment No. 1 to the Business Combination Agreement (the “BCA Amendment”). The BCA Amendment relates to an adjustment of the pre-Closing ownership of one of the stockholders of Adagio, a change to the post-Closing name of ListCo and changes to the terms of the Key Employee Incentive Plan and HoldCo Incentive Equity Plan.
On June 28, 2024, ARYA and the Sponsor entered into the $150,000 Fifth Convertible Promissory Note in preparation of the anticipated approval by the ARYA Board of an additional one month extension of the Business Combination Period (as defined below) on July 2, 2024 and the deposit of $111,000 into the Trust Account in connection with such additional extension.
Adoption of Extension Amendment Proposal
On February 27, 2023, ARYA delivered an instruction letter to Continental, acting as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial Business Combination or ARYA’s liquidation. ARYA is taking these steps in order to mitigate the risk that ARYA might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the Extension Amendment Proposal described below.
On February 28, 2023, ARYA held an extraordinary general meeting of shareholders in view of approving an amendment to its Existing Governing Documents to extend the Termination Date from the Previous Termination Date to the Previous Articles Extension Date and to allow ARYA, without another shareholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis for up to nine times by an additional one month each time after the Previous Articles Extension Date, by resolution of the ARYA Board, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until March 2, 2024 or a total of up to thirty-six months after ARYA’s initial public offering, unless the closing of a business combination shall have occurred prior thereto. In connection with the initial three-month extension from the Original Termination Date to the Previous Articles Extension Date, the Sponsor made an initial deposit into the Trust Account of $420,000, in exchange for the Second Convertible Promissory Note. In connection with the optional monthly extensions following the Previous Articles Extension Date, the Sponsor made deposits of $140,000 per month into the Trust Account.
As contemplated by the Existing Governing Documents, the holders of Public Shares were able to elect to redeem all or a portion of their Public Shares in exchange for their pro rata portion of the funds held in the Trust Account in connection with the Extension Amendment Proposal. On February 28, 2023, the Extension Amendment Proposal was adopted and 11,259,169 Public Shares were redeemed.
In order to finance transaction costs in connection with a business combination, the Sponsor, affiliates of the Sponsor, or ARYA’s officers and directors may, but are not obligated to, loan ARYA funds as may be required

(“Working Capital Loans”). In connection with the adoption of the Extension Amendment Proposal, ARYA issued the Second Convertible Promissory Note to the Sponsor, pursuant to which ARYA may borrow up to $1,680,000 from the Sponsor for general corporate purposes and the funding of the deposits that ARYA is required to make pursuant to its Existing Governing Documents and following the request of the Sponsor in connection with an optional monthly extension of the time period during which ARYA may consummate a business combination.
As of December 31, 2023, up to $1,380,000 of the amounts loaned under the Second Convertible Promissory Note were convertible, at the option of the Sponsor, into Working Capital Shares. This Working Capital Loan outstanding pursuant to the Second Convertible Promissory Note will not bear any interest and will be repayable by ARYA to our Sponsor to the extent ARYA has funds available outside of the Trust Account and if not converted or repaid on the effective date of a business combination. The maturity date of the total principal amount of the Second Convertible Promissory Note may be accelerated upon the occurrence of an Event of Default (as defined in the Second Convertible Promissory Note). ARYA granted customary registration rights to the Sponsor with respect to any Working Capital Shares issued or to be issued pursuant to the Second Convertible Promissory Note and the Registration and Shareholder Rights Agreement. As discussed under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” the Registration and Shareholder Rights Agreement will be terminated and replaced by the Investor Rights Agreement in connection with the Closing. Any Working Capital Shares issuable upon conversion of the Second Convertible Promissory Note will not be registered under the Securities Act and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.
On April 18, 2023, June 2, 2023, July 6, 2023, August 2, 2023, September 5, 2023 and June 2, 2024, ARYA withdrew an additional $400,000, $140,000, $140,000, $140,000, $165,000 and $11,000, respectively, from the Second Convertible Promissory Note. As of the date hereof, $1,596,000 were drawn under the Second Convertible Promissory Note.
On September 27, 2023, ARYA entered into a third promissory note (the “Third Promissory Note”) with the Sponsor, pursuant to which ARYA may borrow up to $900,000 from the Sponsor for general corporate purposes and to fund the deposits required to be made into the Trust Account in connection with the monthly extensions of the time period during which ARYA may consummate a business combination in accordance with the Existing Governing Documents (the “Business Combination Period”).
Subsequently, on October 2, 2023, November 2, 2023, December 2, 2023, January 2, 2024 and February 2, 2024, ARYA approved additional one-month extensions of the Business Combination Period. In connection with such extensions and ARYA’s working capital needs, ARYA drew $900,000 from the Third Promissory Note.
On February 13, 2024, ARYA and the Sponsor entered into an amendment to the Second Convertible Promissory Note and amended and restated the Third Promissory Note. As a result of such amendments, the entire principal balance outstanding under each note will be convertible into Working Capital Shares.
Adoption of Second Extension Amendment Proposal
On February 8, 2024, ARYA entered into the Fourth Convertible Promissory Note with the Sponsor, pursuant to which ARYA may borrow up to $1,000,000 from the Sponsor for general corporate purposes and to fund the deposits required to be made into the Trust Account in connection with the monthly extensions of the time period during which ARYA may consummate a business combination in accordance with the Existing Governing Documents and following the request of the Sponsor in connection with an optional monthly extension of the time period during which ARYA may consummate a business combination.
On February 27, 2024, ARYA held a second extraordinary general meeting of shareholders in view of approving an amendment to its Existing Documents to extend the Termination Date from the Previous Termination Date to the Articles Extension Date and to allow ARYA, without another shareholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis for up to eleven times by an additional one month each time after the Articles Extension Date, by resolution of the ARYA Board, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until March 2, 2025 or a total of up to forty-eight months from the closing of the initial public offering, unless the closing of a business combination shall have occurred prior thereto. In connection with the initial one-month extension from the Previous Termination Date to the Articles Extension Date, the Company made a deposit into the Trust Account of $111,000 and drew down on the Fourth Convertible Promissory Note to finance this deposit. In connection with any subsequent optional monthly extensions following the Articles Extension Date, the Sponsor is expected to make deposits of $111,000 per month into the Trust Account and borrow the necessary funds from the Sponsor in the form of convertible notes, as provided for in the amendment to the Existing Governing Documents that was adopted on February 27, 2024. The aggregate principal amount loaned under the Fourth Convertible Promissory Note will be convertible at the option of our sponsor into Working Capital Shares. The maturity date of the Fourth Convertible Promissory Note may be accelerated upon the occurrence of an Event of Default (as defined under the Fourth Convertible Promissory Note).
As contemplated by the Existing Governing Documents, the holders of Public Shares were able to elect to redeem all or a portion of their Public Shares in exchange for their pro rata portion of the funds held in the Trust Account in connection with the Second Extension Amendment Proposal. On February 27, 2024, the Second Extension Amendment Proposal was adopted and 390,815 Public Shares were redeemed. Following the adoption of the Second Extension Amendment Proposal, ARYA had 3,799,016 Class A ordinary shares, including 3,300,016 Public Shares and 499,000 private placement shares, and 3,737,500 Class B ordinary shares issued and outstanding. Following the approval of the Second Extension Amendment Proposal, the ordinary shares held by the initial shareholders represented 56.2% of the issued and outstanding ARYA Shares.
Subsequently, on April 2, 2024, May 2, 2024 and June 2, 2024, ARYA approved additional one-month extensions of the Business Combination Period. In connection with such extensions and ARYA’s working capital needs, ARYA drew $1,000,000 from the Fourth Convertible Promissory Note. On June 28, 2024, ARYA and the Sponsor entered into the $150,000 Fifth Convertible Promissory Note in preparation of the anticipated approval by the ARYA Board of an additional one month extension of the Business Combination Period (as defined below) on July 2, 2024 and the deposit of $111,000 into the Trust Account in connection with such additional extension.
Results of Operations
Our entire activity since inception up to March 31, 2024 was in preparation for our formation and the Initial Public Offering, and since the Initial Public Offering, the search for a prospective Business Combination. We will not be generating any operating revenues until the closing and completion of our Business Combination.
For the three months ended March 31, 2024, we had net loss of $245,847, which consisted of $511,751 in dividends and interest held in Trust Account, a gain on extinguishment of legal expenses of $1,274,547 and $611,740 general and administrative expenses.
For the three months ended March 31, 2023, we had net income of $160,249, which consisted of $1,128,846 in dividends and interest held in the Trust Account, partially offset by $968,597 general and administrative expenses.
For the year ended December 31, 2023, we had net loss of approximately $2.1 million, which consisted of approximately $2.6 million in dividends and interest held in Trust Account, partially offset by approximately $4.7 million general and administrative expenses.
For the year ended December 31, 2022, we had net income of approximately $1.1 million, which consisted of approximately $2.1 million in unrealized gains on marketable securities, dividends and interest held in Trust Account, partially offset by approximately $1.0 million general and administrative expenses.
Going Concern
As of March 31, 2024, we had $87,505 in our operating bank account and working capital deficit of $12,004,682.
Our liquidity needs to date have been satisfied through a contribution of $25,000 from the Sponsor to cover for certain expenses in exchange for the issuance of the Class B ordinary shares, the loan of approximately $161,000 from the Sponsor pursuant to a promissory note (the “Note”), the proceeds from the consummation of the Private Placement not held in the Trust Account, the First Convertible Promissory Note, the Second Convertible Promissory Note, the Third Promissory Note, the Fourth Convertible Promissory Note and the Fifth Convertible Promissory Note. We fully repaid the Note upon closing of the initial public offering. In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, provide ARYA Working Capital Loans.
As of December 31, 2022, there was $120,000 of borrowings outstanding under the First Convertible Promissory Note. As of March 31, 2024 and December 31, 2023, $1,585,000 was drawn under the Second Convertible Promissory Note. As of March 31, 2024 and December 31, 2023, $900,000 and $470,000, were drawn under the Third Promissory Note, respectively. As of March 31, 2024 and December 31, 2023, $540,000 and $0, was drawn under the Fourth Convertible Promissory Note, respectively. As of March 31, 2024 and December 31, 2023, no amounts were drawn under the Fifth Convertible Promissory Note.
We cannot provide any assurance that new financing along the lines detailed above will be available to us on commercially acceptable terms, if at all. Further, we have until the Termination Date to consummate a business combination, but we cannot provide assurance that we will be able to consummate a business combination by that date. If a business combination is not consummated by the required date, there will be a mandatory liquidation and subsequent dissolution. In connection with ARYA’s assessment of going concern considerations in accordance with FASB’s ASC Topic 205-40, “Basis of Presentation-Going Concern,” ARYA’s management has determined that the working capital deficit and mandatory liquidation and subsequent dissolution raises substantial doubt about ARYA’s ability to continue as a going concern until the earlier of the consummation of a business combination or the date ARYA is required to liquidate. The financial statements do not include any adjustment that might be necessary if ARYA is unable to continue as a going concern. We intend to complete our initial business combination before the mandatory liquidation date; however, there can be no assurance that we will be able to consummate any business combination by the Termination Date. No adjustments have been made to the carrying amounts of assets and liabilities should we be required to liquidate after the Termination Date, nor do these financial statements include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should we be unable to continue as a going concern.
Related Party Transactions
Administrative Support Agreement
Commencing on the effective date of the registration statement on Form S-1 related to the initial public offering through the earlier of consummation of an initial business combination and ARYA’s liquidation, ARYA will reimburse the Sponsor for office space, secretarial and administrative services provided to us in the amount of $10,000 per month. ARYA incurred approximately $30,000 and $30,000 in general and administrative expenses in the accompanying unaudited condensed statements of operations for the three months ended March 31, 2024 and 2023, respectively. As of March 31, 2024 and December 31, 2023, ARYA had $240,000 and $210,000, respectively, included in due to related party on the condensed balance sheets.
Registration Rights
The holders of Class B ordinary shares and Private Placement Shares, including Working Capital Shares that may be issued upon conversion of the Working Capital Loans, are entitled to registration rights pursuant to the Registration and Shareholder Rights Agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that ARYA register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to ARYA’s completion of a business combination. However, the Registration and Shareholder Rights Agreement provides that ARYA will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Class B ordinary shares, in accordance with the SPAC Sponsor Letter Agreement and (ii) in the case of the Private Placement Shares, 30 days after the completion of a business combination. ARYA will bear the expenses incurred in connection with the filing of any such registration statements. As discussed under “—Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” the Registration and Shareholder Rights Agreement will be terminated and replaced by the Investor Rights Agreement in connection with the Closing.
Related Party Loans
On November 7, 2022, ARYA issued the First Convertible Promissory Note to the Sponsor, pursuant to which ARYA borrowed $120,000 from the Sponsor for general corporate purposes. Such Working Capital Loan may, at the Sponsor’s discretion, be converted into Working Capital Shares at a conversion price equal to $10.00 per Working Capital Share. The terms of the Working Capital Shares will be identical to those of the Private Placement Shares that were issued to the Sponsor in connection with the initial public offering. The First Convertible Working Capital Loan will not bear any interest and will be repayable by ARYA to the Sponsor, if not converted or repaid on the effective date of an initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving ARYA and one or more businesses. The maturity date of such Working Capital Loan may be accelerated upon the occurrence of an Event of Default (as defined under the First Convertible Promissory Note). ARYA granted customary registration rights to the Sponsor with respect to any Working Capital Shares, which shall constitute “Registrable Securities” pursuant to the Registration and Shareholder Rights Agreement. Further, each newly issued Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares, as contemplated by the SPAC Sponsor Letter Agreement. As discussed under “—Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” the Registration and Shareholder Rights Agreement will be terminated and replaced by the Investor Rights Agreement in connection with the Closing and the lock up provisions included in the SPAC Sponsor Letter Agreement will be replaced by certain provisions in the Investor Rights Agreement in connection with the Closing. Any Working Capital Shares issuable upon conversion of the First Convertible Promissory Note will not be registered under the Securities Act and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.
On February 28, 2023, ARYA issued the Second Convertible Promissory Note to the Sponsor in connection with the adoption of the Extension Amendment Proposal and pursuant to which ARYA may borrow up to $1,680,000 from the Sponsor for general corporate purposes and the funding of the deposits that ARYA is required to make pursuant to its Existing Governing Documents and following the request of the Sponsor in connection with an optional monthly extension of the time period during which ARYA may consummate a business combination. The Second Convertible Promissory Note was amended on February 13, 2024 in order to increase the maximum principal amount that may be converted into Working Capital Shares to $1,680,000. Such Working Capital Loan will not bear any interest, and will be repayable by ARYA to the Sponsor to the extent ARYA has funds available outside of the Trust Account and if not converted or repaid on the effective date of a business combination. The maturity date of such Working Capital Loan may be accelerated upon the occurrence of an Event of Default (as defined under the Second Convertible Promissory Note). ARYA granted customary registration rights to the Sponsor with respect to any Working Capital Shares issued pursuant to the Second Convertible Promissory Note, which shall constitute “Registrable Securities” pursuant to the Registration and Shareholder Rights Agreement. Further, each newly issued Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares, as contemplated by the SPAC Sponsor Letter Agreement. As discussed under “—Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” the Registration and Shareholder Rights Agreement will be terminated and replaced by the Investor Rights Agreement in connection with the Closing and the lock up provisions included in the SPAC Sponsor Letter Agreement will be replaced by certain provisions in the Investor Rights Agreement in connection with the Closing. As of March 31, 2024, $1,585,000 was drawn under the Second Convertible Promissory Note. Any Working Capital Shares issuable upon conversion of the Second Convertible Promissory Note will not be registered under the Securities Act and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.
On September 27, 2023, ARYA issued the Third Promissory Note to the Sponsor, pursuant to which ARYA may borrow $900,000 from the Sponsor for general corporate purposes and to fund the monthly deposits required to be made into the Trust Account in in order to extend the time period it has consummate a business combination. On February 13, 2024, the Third Promissory Note was amended and restated in order to make any principal amount outstanding under such note convertible, at the option of the Sponsor, into Working Capital Shares at $10.00 per share. Such Working Capital Loan will not bear any interest. In the event that ARYA does not consummate a business combination, the Third Promissory Note will be repaid from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Such Working Capital Loan will not bear any interest, and will be repayable by ARYA to the Sponsor to the extent ARYA has funds available outside of the Trust Account and if not converted or repaid on the effective date of a business combination. The maturity date of the such Working Capital Loan may be accelerated upon the occurrence of an Event of Default (as defined under the Third Promissory Note). ARYA granted customary registration rights to the Sponsor with respect to any Working Capital Shares issued pursuant to the Third Promissory Note, which shall constitute “Registrable Securities” pursuant to the Registration and Shareholder Rights Agreement. Further, each newly issued Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares, as contemplated by the SPAC Sponsor Letter Agreement. As discussed under “—Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” the Registration and Shareholder Rights Agreement will be terminated and replaced by the Investor Rights Agreement in connection with the Closing and the lock up provisions included in the SPAC Sponsor Letter Agreement will be replaced by certain provisions in the Investor Rights Agreement in connection with the Closing.

As of March 31, 2024, $900,000 were drawn under the Third Promissory Note. Any Working Capital Shares issuable upon conversion of the Third Promissory Note will not be registered under the Securities Act and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.
On February 8, 2024, ARYA issued the Fourth Convertible Promissory Note to the Sponsor, pursuant to which ARYA may borrow $1,000,000 from the Sponsor for general corporate purposes and to fund the monthly deposits required to be made into the Trust Account in order to extend the time period it has to consummate a business combination. The outstanding aggregate principal amount loaned under the Fourth Convertible Promissory Note may, at the Sponsor’s discretion, be converted into Working Capital Shares, at a conversion price equal to $10.00 per Working Capital Share. Such Working Capital Loan will not bear any interest. In the event that ARYA does not consummate a business combination, the Fourth Convertible Promissory Note will be repaid from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Such Working Capital Loan will not bear any interest, and will be repayable by ARYA to the Sponsor to the extent ARYA has funds available outside of the Trust Account and if not converted or repaid on the effective date of a business combination. The maturity date of such Working Capital Loan may be accelerated upon the occurrence of an Event of Default (as defined under the Fourth Convertible Promissory Note). ARYA granted customary registration rights to the Sponsor with respect to any Working Capital Shares issued pursuant to the Fourth Convertible Promissory Note, which shall constitute “Registrable Securities” pursuant to the Registration and Shareholder Rights Agreement. Further, each newly issued Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares, as contemplated by the SPAC Sponsor Letter Agreement. As discussed under “—Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” the Registration and Shareholder Rights Agreement will be terminated and replaced by the Investor Rights Agreement in connection with the Closing and the lock up provisions included in the SPAC Sponsor Letter Agreement will be replaced by certain provisions in the Investor Rights Agreement in connection with the Closing. As of March 31, 2024, $540,000 were drawn under the Fourth Convertible Promissory Note. Any Working Capital Shares issuable upon conversion of the Fourth Convertible Promissory Note will not be registered under the Securities Act and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.
On June 28, 2024, ARYA issued the Fifth Convertible Promissory Note to the Sponsor, pursuant to which ARYA may borrow $150,000 from the Sponsor for general corporate purposes and to fund the monthly deposits required to be made into the Trust Account in order to extend the time period it has to consummate a business combination. The outstanding aggregate principal amount loaned under the Fifth Convertible Promissory Note may, at the Sponsor’s discretion, be converted into Working Capital Shares, at a conversion price equal to $10.00 per Working Capital Share. Such Working Capital Loan will not bear any interest. In the event that ARYA does not consummate a business combination, the Fifth Convertible Promissory Note will be repaid from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Such Working Capital Loan will not bear any interest, and will be repayable by ARYA to the Sponsor to the extent ARYA has funds available outside of the Trust Account and if not converted or repaid on the effective date of a business combination. The maturity date of such Working Capital Loan may be accelerated upon the occurrence of an Event of Default (as defined under the Fifth Convertible Promissory Note). ARYA granted customary registration rights to the Sponsor with respect to any Working Capital Shares issued pursuant to the Fifth Convertible Promissory Note, which shall constitute “Registrable Securities” pursuant to the Registration and Shareholder Rights Agreement. Further, each newly issued Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares, as contemplated by the SPAC Sponsor Letter Agreement. As discussed under “—Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” the Registration and Shareholder Rights Agreement will be terminated and replaced by the Investor Rights Agreement in connection with the Closing and the lock up provisions included in the SPAC Sponsor Letter Agreement will be replaced by certain provisions in the Investor Rights Agreement in connection with the Closing. As of March 31, 2024, $0 were drawn under the Fourth Convertible Promissory Note. Any Working Capital Shares issuable upon conversion of the Fourth Convertible Promissory Note will not be registered under the Securities Act and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.
For more information, see the section entitled “Certain Relationships and Related Person Transactions—ARYA.”

Other Contractual Obligations
Underwriting Agreement
ARYA granted the underwriters in its initial public offering a 45-day option from the date of the final prospectus relating to the initial public offering to purchase up to 1,950,000 additional Public Shares to cover over-allotments at the initial public offering price less the underwriting discounts and commissions. On March 2, 2021, the underwriters fully exercised the over-allotment option.
The underwriters were paid an underwriting discount of $0.20 per Public Share, or approximately $3.0 million in the aggregate, paid upon the closing of the initial public offering. In addition, $0.35 per Public Share, or approximately $5.2 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that ARYA complete a business combination, subject to the terms of the underwriting agreement. On August 8, 2022, ARYA received the Deferred Fee Waiver pursuant to which one of its underwriters waived all rights to its 50% share of the deferred underwriting commissions payable upon completion of an initial business combination. In connection with the Deferred Fee Waiver, such underwriter also agreed that (i) the Deferred Fee Waiver is not intended to allocate its 50% portion of the deferred underwriting commissions to the other underwriter that has not waived its right to receive its share of the deferred underwriting commissions and (ii) the waived portion of the deferred underwriting commissions can, at the discretion of ARYA, be paid to one or more parties or otherwise be used in connection with an initial business combination. The Deferred Fee Waiver resulted in a credit to shareholders’ deficit of the deferred underwriting commissions of approximately $2.6 million. Jefferies will still be entitled to its portion of the deferred underwriting commissions in connection with the consummation of the Business Combination.
For more information, see the section entitled “Certain Relationships and Related Person Transactions—ARYA.”
Risks and Uncertainties
Results of operations and ARYA’s ability to complete a business combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond its control. ARYA’s business of pursuing and consummating an initial business combination could be impacted by, among other things, downturns in the financial markets or in economic conditions, export controls, tariffs, trade wars, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending, the ongoing effects of the COVID-19 pandemic, including resurgences and the emergence of new variants, and geopolitical instability, such as the military conflict in the Ukraine or the conflict in Israel and Palestine. ARYA cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may materially impact ARYA’s business and its ability to complete an initial business combination.
Quantitative and Qualitative Disclosures about Market Risk
ARYA is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information otherwise required under this item.
Critical Accounting Estimates
The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the period reported. Actual results could materially differ from those estimates.
Critical Accounting Policies
Class A Ordinary Shares Subject to Possible Redemption
ARYA accounts for the Class A ordinary shares subject to possible redemption in accordance with the guidance in FASB ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity (deficit). The Class A ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, as of March 31, 2024 and December 31, 2023, 3,300,016 and 3,690,831 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of our consolidated condensed balance sheets, respectively.
ARYA recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the Class A ordinary shares subject to possible redemption to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Immediately upon the closing of the initial public offering, ARYA recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.
Off-Balance Sheet Arrangements
As of March 31, 2024, ARYA did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.
JOBS Act
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and, as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the executive compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

BUSINESS OF ADAGIO AND CERTAIN INFORMATION ABOUT ADAGIO
Business Summary
Unless otherwise indicated or the context otherwise requires, references in this Business Summary to “Adagio,” “we,” “us,” “our” and other similar terms refer to Adagio prior to the Business Combination and to New Adagio and its consolidated subsidiaries after giving effect to the Business Combination.
Overview
Adagio is a medical device company developing and placing on the EU market innovative ablation technologies for the treatment of cardiac arrhythmias, including atrial fibrillation (“AF”), atrial flutter (“AFL”), and ventricular tachycardia (“VT”). Adagio’s unique technology portfolio consists of Ultra-Low Temperature Cryoablation (“ULTC”) by itself, and in combination with Pulsed Field Ablation (Pulsed Field Cryoablation or “PFCA”), both developed with the vision that ability to consistently create durable, contiguous, and transmural myocardial lesions is essential for improving the effectiveness and outcomes of cardiac ablations in both atria and ventricles, and a key to unlocking sizeable market opportunities within the fast-growing segment of advanced electrophysiology (“EP”) ablation catheters. In contrast to the common practice of reutilizing once-established catheter design and energy source for multiple anatomic and physiologic targets, Adagio purpose-builds its product portfolio to maximize effectiveness, enabled by the strength and flexibility provided by the foundational physical principles of our technology. Adagio has established a robust cadence of the clinical trials designed to evaluate its technology and gain regulatory approvals across the entirety of the product portfolio, with the preliminary data suggestive of outcomes, such as the combination of safety, acute and chronic effectiveness, favorable to the current standard of care, i.e. ablations performed using radiofrequency (“RF”), cryoballoon (“CRYO”) and emerging pulsed field ablation (“PFA”) catheters and energy sources, as applicable based on the arrhythmia type. Although direct comparisons in head-to-head randomized trials have not been performed, such favorable outcomes in PsAF patients in the first-in-human CRYOSURE-2 trial include 85% freedom from AF in patients after a single ULTC procedure (versus 51%-65% reported for other catheter technologies) and 98.5% of subjects in the device cryomapping cohort did not experience device-related complications. In VT patients in the first-in-human CRYOCURE-VT trial, such favorable outcomes include a 0% rate of major adverse events (versus 11.5% significant complications, including deaths, reported for VT ablation procedures using other catheter technologies), 94% acute procedural success, 60% freedom from sustained VT and 81% freedom from implantable cardioverter defibrillator shock at six months. Adagio’s iCLAS™ ULTC System and VT ULTC System (inclusive of vCLAS™ catheter) have obtained regulatory approvals in the EU for commercialization, and the approval for the PFCA System (inclusive of Cryopulse™ catheter) will be sought after completion of the PARALELL trial. In the U.S., both iCLAS and VT ULTC systems remain subject to receipt of regulatory approvals upon completion of the ongoing or planned pivotal clinical trials, while the pathway to regulatory approval of PFCA system remains under consideration. For more detailed information, see “Business of Adagio and Certain Information About Adagio—Business Summary—Adagio Product Portfolio.”
MARKET OPPORTUNITY
Based on the analysis of publicly reported revenue and investor presentations of the major incumbents as well as the syndicated market research, Adagio’s management believes that the worldwide market for catheter-based diagnosis and treatment of cardiac arrhythmias (also known as cardiac EP) is currently valued at approximately $7.3 billion and consists broadly of several categories: (1) EP mapping and recording systems, (2) access devices, (3) cardiac diagnostic catheters, and (4) ablation catheters.
As indicated in the chart below, the ablation catheter segment represents the largest component of the cardiac EP market, accounting for approximately 43% of the current market opportunity, or $3.2 billion. Further defined, approximately 75% or $2.4 billion in the ablation catheter segment market are attributable to “advanced catheters” segment, which includes modern irrigated radiofrequency (“RF”) ablation catheters (particularly those with force sensing), cryoballoon catheters, RF balloon catheters, laser balloon catheters, and increasingly pulsed field ablation (“PFA”) catheters.

(1)	Management estimates. Adopted from St. Jude Medical Analyst and Investor Meeting 2016: https://www.slideshare.net/ir_stjude/stj-2016-analyst-and-investor-day-presentation-v2

(1)
Management estimates based on the analysis of data from private and public sources with respect to the U.S. and certain other countries and management’s assumptions that (i) the growth rate data for the U.S. and such other countries from such sources, taken together, may represent the growth rate of the global market as a whole, and (ii) the markets of the U.S. and such other countries will continue to grow at rates consistent with the growth rates during the historical periods (generally between 2010 and 2020 with variances in the period depending on the source) covered by the data analyzed.

Advanced catheters are used in complex ablations, principally for AF and VT. Some of these catheters, also known as “single-shot” catheters, are designed to treat specific anatomic targets and cardiac conditions, while others (such as point-by-point RF catheters) have broader utility and utilization. The overall cardiac EP market using advanced ablation catheters has historically grown at high single-digit to low double-digits annually, driven significantly by the growth in the number of complex ablation procedures.
Atrial Fibrillation
Based on a multi-year analysis of the insurance claims in the U.S. and country-level surveys published in the peer-reviewed medical journals, Adagio’s management believes that AF ablations are the largest segment of the complex ablations market, representing an estimated 87% of total procedures and growing 10-13% annually. AF results from disorganized and erratic electrical activity in the upper chambers of the heart and is a common condition with estimated prevalence and annual incidence in the United States of approximately 8.5 million and approximately 1.9 million, respectively. Incident growth is estimated to be at approximately 4% annually, driven by an aging population, as well as other well-known risk factors such as obesity, obstructive sleep apnea and various lifestyle choices. AF can be highly symptomatic, resulting in emergency room visits, hospitalizations and cardioversions, and carries a five-fold increase in stroke risk.
Currently, first-line therapies for AF include systemic anticoagulants to prevent thromboembolic events and anti-arrhythmic drug therapy for rhythm control. When medical management fails to adequately address the underlying symptoms of AF or is poorly tolerated, AF patients may turn to cardiac ablations as a second-line therapy. The clinical goal of cardiac ablations is to deliver targeted applications of energy to cardiac tissue in order to interrupt and isolate aberrant electric circuits. This energy is delivered using catheters advanced into the heart endovascularly.
It is estimated that approximately 230,000 endovascular catheter ablations are performed annually in the United States. Additionally, a smaller number of ablations are performed surgically, typically in patients undergoing concomitant surgery for other primary causes, such as cardiac valve replacement or coronary artery bypass. Clinical studies aimed at demonstrating that catheter ablations are a more effective first-line therapy versus medical therapy have largely failed to show statistical benefit. The CABANA trial, while showing a relative benefit in lowering adverse events associated with AF, failed to show superior relative outcomes. Despite these data, AF ablation procedures, while still only representing approximately 12% of newly diagnosed disease, are growing by double-digits annually, which we believe is largely driven by the growing acceptance by patients, referring physicians, and improved procedural characteristics.

Source: https://jamanetwork.com/journals/jama/fullarticle/2728676

In our view, failure of cardiac ablations to gain an indication as first-line therapy in AF stems, at least partially, from its limited effectiveness and durability. Historically, only approximately 70% of patients with paroxysmal atrial fibrillation (“PAF”), defined as arrhythmia episodes lasting less than seven days and generally representing an earlier phase of otherwise progressive disease, remained AF-free within the first year after single cardiac ablation, irrespective of the type of the catheter and energy source used for the ablations. These results include most recently available PFA. In comparison, approximately 85% of PAF patients remained AF-free within the first year after undergoing surgical treatment of arrhythmia, although with a significantly higher rate of serious complications (approximately 17%, as opposed to approximately 6% for PAF patients after single cardiac ablation). Cardiac ablations in patients with persistent AF (PsAF, defined as arrhythmia episodes lasting longer than seven days or requiring external termination, also known as cardioversion), representing approximately 40% of the patients undergoing ablations, appear to be even less effective, with approximately 50-60% of such patients remaining AF-free within the first year after single cardiac ablation.

## Current AF Ablation Market By Clinical Diagnosis[1]

Paroxysmal AF (PAF)
Persistent AF (PsAF)
~0.8B
~$1.2B

- Relatively worse outcomes
- Weaker indications
- More "PVI+"* ablations

- Relatively better outcomes
- Stronger indications
- Mostly "PVI only"* ablations

* "PVI only" ablations refer to the strategy of pulmonary vein (PV) isolation without any ablations of non-PV targets. "PVI+" refers to procedures combining PV isolation with ablations of non-PV targets.

However, as catheter ablation procedures are becoming more efficient and safer, we believe ablation modality and associated procedural approaches can demonstrate significant improvement in therapy effectiveness without significant increase in complications. We believe this trend has the potential to lead to an estimated 6-8 times increase in the compound annual growth rate for the ablation procedure growth, thus dramatically growing the current approximately $2.1 billion market of advanced catheters.

Ventricular Tachyarrhythmias
VT ablations currently account for about 12% of all complex ablations, representing an estimated $0.3 billion current market opportunity. Compared to AF ablations, VT ablations are performed on a more diverse set of patients and conditions, generally falling into two categories: (1) patients with monomorphic ventricular tachycardias originating from myocardial scaring as a consequence of structural heart disease and (2) patients with VT not associated with structural heart disease (idiopathic VT). Patients with VT due to structural heart disease account for approximately 64% of the estimated 32,000 VT ablations performed annually in the United States, with the remaining 36% performed mostly in patients with symptomatic idiopathic VT, including symptomatic premature ventricular contractions (“PVC”).

The estimated U.S. prevalence of patients with structural heart disease, of both ischemic and non-ischemic origin, susceptible to ventricular tachycardia is 3.5 million. Because of the elevated risk of sudden cardiac death (“SCD”) associated with their condition, the majority of these patients are indicated for live-saving implantable cardioverter defibrillator (“ICD”) implants. While the ICD implants address their risk of SCD, these patients remain vulnerable to recurrent symptomatic episodes of ventricular arrhythmias. These symptomatic VT episodes could prompt deleterious, unneeded ICD cardioversions, hospitalizations and cardiac decompensations.
Ablation therapy in patients with structural heart disease to address VT has been clinically shown to reduce the frequency of symptomatic ventricular arrhythmias including repeat, uncontrollable arrhythmias known as VT storms, reduce ICD shocks and be a viable alternative to escalation of the anti-arrhythmic medications. The prophylactic use of catheter ablation in select ICD patients has also been suggested. However, similar to AF ablation therapy, VT ablation therapy for patients with structural heart disease is only recommended as second-line therapy. The indications for ablative treatment of symptomatic idiopathic VT vary significantly based on arrhythmia sub-types, yet the estimated annual incidence of the condition, which is upwards of 100,000 in the United States, suggests that ablation treatments remain underutilized, even when limited to patients with deleterious arrhythmia burden of over 20%.

(1)
Muser D, Liang JJ, Pathak RK, et al. Long-Term Outcomes of Catheter Ablation of Electrical Storm in Nonischemic Dilated Cardiomyopathy Compared With Ischemic Cardiomyopathy. J Am Coll Cardiol EP 2017;3:767–78.

(2)
Da Silva GL, Nunnes-Ferreira A, Cortez-Diaz N, et al. Radiofrequency catheter ablation of ventricular tachycardia in ischemic heart disease in light of current practice: a systematic review and meta-analysis of randomized controlled trials. J Interv Card Electrophysiol. 2020 Dec;59(3):603-616.

(3)	Sapp JL, Wells GA, Parkash R, et al. Ventricular Tachycardia Ablation versus Escalation of Antiarrhythmic Drugs. N Engl J Med 2016;375:111-21.
(4)
Liang JJ, Yang W, Santangeli P, et al. Amiodarone Discontinuation or Dose Reduction Following Catheter Ablation for Ventricular Tachycardia in Structural Heart Disease. J Am Coll Cardiol EP 2017;3:503–11.

(5)	Arenal A, Avila P, Jimenez-Candil J, et al. Substrate Ablation vs Antiarrhythmic Drug Therapy for Symptomatic Ventricular Tachycardia. J Am Coll Cardiol 2022;79:1441–1453.
(6)
Cheung JW, Yeo I, Ip JE, et al. Outcomes, Costs, and 30-Day Readmissions After Catheter Ablation of Myocardial Infarct–Associated Ventricular Tachycardia in the Real World. Circ Arrhythm Electrophysiol. 2018;11:e006754.

(7)	Cronin EM, Bogun FM, Maury P, et al. 2019 HRS/EHRA/APHRS/LAHRS expert consensus statement on catheter ablation of ventricular arrhythmias. Heart Rhythm 2020; 17:e3-e154.
(8)
Sultan A, Futyma P, Metzner A, et al. Management of ventricular tachycardias:insights on centre settings, procedural workflow, endpoints, and implementation of guidelines—results from an EHRA survey. Europace 2024;26:1-10.

VT ablation procedures have been growing by approximately 7% annually, driven in part by the advances in electroanatomic mapping technologies and operator training. We believe investments in new cardiac ablation technologies designed specifically for the anatomic and functional environment of the ventricle, coupled with features addressing the patient morbidity challenges, could markedly expand market growth. Today, VT ablations are performed using RF catheters almost exclusively designed and approved initially for atrial ablations. Procedures remain technically complex, consume considerable resources and are associated with a nearly 11.5% rate of serious complications, including death, particularly in patients with structural heart disease, which comprise a majority of the VT ablations performed. The catheter ablation modality with more advantageous safety profile and improved rates of both acute and potentially long-term success for VT ablations may increase the therapy penetration and lead to a 2-3 times growth of a VT catheter market that is currently estimated to be $0.3 billion.

COMPETITION: MARKET PARTICIPANTS AND TECHNOLOGY LANDSCAPE
The major players in cardiac EP and advanced ablation catheter markets are Biosense Webster, Inc. (part of Johnson & Johnson, Inc.), Abbott Electrophysiology, Medtronic Cardiac Ablation Solutions, and Boston Scientific Electrophysiology.
Company Name	Estimated Market Share as of 2022	Product Portfolio
Johnson & Johnson, Biosense Webster, Inc	54%	• Diagnostic catheters • Electroanatomic mapping system • PFA catheter undergoing regulatory trials • RF ablation catheters
Abbott, Electrophysiology Division	26%	• Diagnostic catheters • Electroanatomic mapping system • PFA catheter undergoing regulatory trials • RF ablation catheters
Medtronic, Cardiac Ablation Solutions Division	11%	• Cryoballoon catheter • Diagnostic catheters • Electroanatomic mapping system • PFA catheter • RF catheter • Dual RF-PFA energy catheter

Company Name	Estimated Market Share as of 2022	Product Portfolio
Boston Scientific Electrophysiology	8%	• Cryoballoon catheter • Diagnostic catheters • Electroanatomic mapping system • PFA catheter • RF ablation
Current Ablation Catheter Technology Landscape
Today, the ablation catheter technology landscape is dominated by point-by-point contact ablation catheter technology primarily by Biosense Webster and Abbott Electrophysiology, with a significant minority (up to 30-40%) occupied by cryoballoon technology by Medtronic Cardiac Ablation Solutions and, increasingly, Boston Scientific Electrophysiology.

The equivalent clinical effectiveness of these technologies in treatment of the Paroxysmal AF (“PAF”) using the pulmonary vein isolation (“PVI”) approach has recently been demonstrated in the CIRCA-DOSE randomized clinical trial, with similar procedure times, freedom from arrhythmias at one year and similar complications rates in both RF and cryoballoon arms. The trial was funded by a peer-reviewed grant from the Stroke Foundation of Canada with additional funding from Medtronic and University of British Columbia and enrolled 353 patients at eight Canadian sites between September 2014 and July 2017. The contribution of pulmonary veins (“PVs”) to the genesis of AF was first described in 1998, and the PVI, i.e., creation of closed-loop, contiguous lesions along the junction of each vein with left atrium, remains the primary ablation strategy in AF patients.
	CF-RF (n=115), n (%)	Cryo-4 (n=115), n (%)	Cryo-2 (n=116), n (%)	P Value	Cryo-4 vs CF-RF	Cryo-2 vs CF-RF	Cryo-4 vs Cryo-2
Primary end point
Freedom from any atrial tachyarrhythmia, after a single ablation procedure, with 90-day blanking period	62 (53.9)	60 (52.2)	60 (51.7)	Log-rank	P=0.59*	P=0.62*	P=0.97
				Logistic regression, adjusted by site	P=0.60*	P=0.70*	P=0.89
Key secondary end points
Freedom from symptomatic atrial tachyarrhythmia, after a single ablation procedure, with 90-day blanking period	91 (79.1)	90 (78.2)	85 (73.3)	Log-rank	P=0.95	P=0.28	P=0.26
				Logistic regression, adjusted by site	P=0.84	P=0.33	P=0.23
Freedom from any AF, after a single ablation procedure, with 90-day blanking period	74 (64.9)	69 (60.5)	65 (56.0)	Log-rank	P=0.49	P=0.17	P=0.49
				Logistic regression, adjusted by site	P=0.51	P=0.21	P=0.54
Freedom from symptomatic AF, after a single ablation procedure, with 90-day blanking period	102 (89.5)	106 (93.0)	94 (81.0)	Log-rank	P=0.35	P=0.07	P=0.007
				Logistic regression, adjusted by site	P=0.32	P=0.09	P=0.009
Freedom from any atrial tachyarrhythmia, after multiple ablation procedures, with 90-day blanking period	71 (64.5)	68 (63.0)	71 (63.4)	Log-rank	P=0.75	P=0.70	P=0.95
				Logistic regression, adjusted by site	P=0.67	P=0.74	P=0.92
P values were derived from log-rank tests and from logistic regression models adjusted by site. All tests were conducted at an α level of 0.05, with the exception of the 2 primary outcome treatment comparisons, marked by asterisks (*), which were conducted at an α level of 0.025. AF indicates atrial fibrillation; CF-RF, contact force–guided radiofrequency ablation; Cryo-2, 2-minute cryoballoon ablation duration; and Cryo-4, 4-minute cryoballoon ablation duration.
Source: https://www.ahajournals.org/doi/epub/10.1161/CIRCULATIONAHA.119.042622
Point-by-point RF technology retains the advantage of offering physicians greater flexibility to perform ablations beyond PVI, and thus, theoretically, creates higher utility in more advanced PsAF patients, although the effectiveness of the more extensive RF ablations has been challenged in several randomized clinical trials. The complicating factors in using point-by-point RF are the technical skills of the physicians and the preferential use of electroanatomic mapping to create a contiguous ablation line using the catheter tip. The same technical factors that complicate catheter performance for AF ablations are further magnified in VT ablations. We believe this is likely due to more complicated anatomy and active cardiac motion affecting lesion formation. Furthermore, the insufficient depth of RF lesions, particularly in the area of myocardial scar targeted during procedures in patients with structural heart disease, limits the effectiveness of ablation deeper in thick ventricular tissue.
In contrast, cryoballoon technology was designed primarily for PV isolation using purely anatomical placement and lesion contiguity theoretically achieved via pliable contact between the tissue and the balloon. The technical vulnerabilities of the cryoballoon technologies include the contiguity of catheter-tissue contact and lesion durability due to the sensitivity to the local thermal load and insufficient ablative power delivered by the gaseous cryogen.
Farapulse™ PFA technology offered by Boston Scientific still represents a very small part of the market. To date, the results of several clinical trials evaluating performance of different PFA systems and catheter designs for PVI have been published, including Medtronic’s PULSED AF trial, Biosense Webster’s InspIRE trial and Boston Scientific’s ADVENT trial. The treatment success at 12 months in PULSED AF trial was 66.2% in PAF patients and 55.1% in PsAF patients. Similarly, the interim analysis of InspIRE cohort showed 70.9% primary effectiveness in PAF patients. Lastly, the randomized ADVENT trial demonstrated equivalent primary effectiveness in PAF patients as compared to RF/Cryo (73.3% vs 71.3%, p=ns), matching closely PAF effectiveness data from MANIFEST-PF registry (73.8% for PAF vs with 65.1% for PsAF). In randomized comparison, the rate of serious complications was equivalent between study arms. Consequently, it appears that the combination of contiguity, transmurality and durability of the lesions affecting the overall effectiveness of treatment across both established and novel ablation modalities so far remains the same, despite continuing investments in technology and clinical development.
ADAGIO TECHNOLOGY
Adagio’s technology was created on the hypothesis that the ability to consistently create durable, contiguous and transmural lesions is a foundation for improving the effectiveness and outcomes of cardiac ablations in both atria and ventricles. Our unique technology portfolio consists of ULTC by itself, and in combination with PFCA.

Ultra-Low Temperature Cryoablation (ULTC)
In contrast to current cryoballoon technology based on the rapid evaporation (Joule-Thompson effect) of the compressed nitrous oxide (N2O) with a boiling temperature of -89.50C, our ULTC uses nitrogen (N2). The gas is pressurized beyond its critical point and cooled to its boiling temperature of -1960C. Such “near-critical” nitrogen combines the flow properties of gas with density and thermal capacity of liquid, making it an ideal refrigerant for use in the endovascular environment. The high pressure suppresses evaporation and ensures continuous, vapor lock-free flow through small lumen catheters. Under such conditions, the refrigerant can be brought into close proximity and applied to the tissue targeted for ablation through a proprietary cryoablation catheter at temperatures close to -1960C. In pre-clinical experiments, the cryogenic power supplied by such technology was sufficient to achieve the temperatures at or below -300C deep into the tissue, resulting in formation of intracellular ice and instantaneous and permanent death of cardiac tissue. The contiguity of such durable lesions could be assured by length, shape, and mechanical properties of the ablation element, while depth and transmurality can be titrated by the duration of the freeze.

Key Benefits of ULTC
•
AF ablations: The goal of any new catheter ablation technology development in AF treatment is the ability to match arrhythmia recurrence outcomes achievable in surgery, while retaining the low complications rate of endovascular procedures. The CRYOCURE-2 trial has demonstrated approximately 85% freedom from AF at 12 months in patients with PsAF after a single ULTC procedure, which consisted of PVI and left atrial posterior wall isolation (“PWI”), with approximately 1.5% complications rate. If confirmed in larger ongoing trials, we believe such findings would make ULTC a highly effective way to perform AF ablations, at least in the PsAF population.

•
VT ablations: The mechanistic benefit of the ULTC compared to commonly used RF ablation catheters is the depth and size of the lesions that ULTC can create in order to terminate malignant monomorphic VT in patient population with structural heart disease. The depth of ULTC lesions observed in pre-clinical studies would give physicians a new ability to easily ablate midmyocardial scars of both ischemic and non-ischemic origin, which are prevalent in these patient cohorts. The large lateral size of the lesions would allow physicians to utilize only a small number of ablations, performing otherwise complex procedures faster, safely, and effectively. The initial acute outcomes of the ongoing CRYOCURE-VT study demonstrated approximately 94% acute effectiveness of ULTC system with the average of only nine lesions used per procedure and 0% of major adverse events (“MAE”).

Whereas ULTC has not been tested directly against the technologies listed below, our CRYOCURE-2 trial has demonstrated approximately 85% freedom from AF at 12 months in patients with PsAF.

(1)	Berger WR, et al. Persistent atrial fibrillation: A systematic review and meta-analysis of invasive strategies, International Journal of Cardiology 2019;278:137–143.
(2)	Boveda S, Metzner A, Nguyen D, et al. Single-procedure Outcomes and QOL Improvement 12 Months Post-Cryoballoon Ablation in Persistent AF. JACC EP 2018; 4:1440-1447.
(3)	DeLurgio DB, et al. Hybrid convergent procedure for the treatment of persistent and long-standing persistent atrial fibrillation. Circ Arrhythm Electrophysiol. 2020;13:e009288.
(4)	Verma A, Haines DE, Boersma LV, et al. Pulsed Field Ablation for the Treatment of Atrial Fibrillation: PULSED AF Pivotal Trial. Circulation. 2023;147, in press.
(5)	Turagam MK, Neuzil P, Schmidt B, et al. Safety and Effectiveness of Pulsed Field Ablation to Treat Atrial Fibrillation: One-Year Outcomes from the MANIFEST-PF Registry. Circulation. 2023;148:35–46.
(6)
Kisler PM, Chieng D, Sugumar H, et al. Effect of Catheter Ablation Using Pulmonary Vein Isolation With vs Without Posterior Left AtrialWall Isolation on Atrial Arrhythmia Recurrence in Patients With Persistent Atria Fibrillation: The CAPLA Randomized Clinical Trial. JAMA. 2023;329(2):127-135.

Pulsed Field Cryoablation Ablation (PFCA)
The transmurality and durability of the ULTC lesions depends on achieving sub -300C temperatures throughout the entire thickness of the target tissues. Depending on the thickness of the tissue, up to several minutes of freeze time and a second “bonus” freeze at the same location may be required. In contrast, the PFA lesions could be created within seconds, albeit of more limited depth and with undesirable clinical side effects such as muscle/phrenic nerve capture, microbubble showers, and the possibility of coronary vasospasm when ablating in proximity of coronary arteries. Thus, while PFA has drawn physicians’ attention due to ease of use and greater safety profile, the therapy has failed to show incremental clinical durability compared to RF and Cryoballoon ablation.

•	Turagam MK, Neuzil P, Schmidt B, et al. Safety and Effectiveness of Pulsed Field Ablation to Treat Atrial Fibrillation: One-Year Outcomes From the MANIFEST-PF Registry. Circulation. 2023;148:35–46
•	Verma A, Haines DE, Boersma LV, et al. Pulsed Field Ablation for the Treatment of Atrial Fibrillation: PULSED AF Pivotal Trial. Circulation. 2023;147:00–00
•	Reddy VY, Gerstenfeld EP, Natale A, Whang W, et al. Pulsed Field or Conventional Thermal Ablation for Paroxysmal Atrial Fibrillation. New England J Medicine 2023; DOI: 10.1056/NEJMoa2307291

Our PFCA is intended to combine the proprietary benefits of ULTC and PFA while minimizing their respective limitations. PFCA consists of the short duration ULTC freeze followed by PFA delivered through the same catheter. The ULTC results in the significant increase in the impedance and electric field generated by PFA within the frozen tissue, while decreasing electric field and parasitic electric current elsewhere. This latter capability helps eliminate muscle and phrenic nerve capture while minimizing the microbubbles and possibility of vasospasm, thus addressing a key limitation of regular PFA. In effect, ULTC pre-treatment “focuses” PFA, further increasing the selectivity of ablation and, since the area of the increased impedance extends deeper in the tissue than the -300C isotherm, PFCA lesions of a desired depth can be achieved in a fraction of time required for equivalent ULTC alone.

TR
7761
CTI
500 µm
Lesion depth of 30 seconds, single freeze ULTC
Lesion depth enhancement due to pulsed field
Blood vessel and surrounding muscle bundle preservation, suggestive of PFA exclusion from the unfrozen tissue
POTENTIAL MECHANISM OF AVOIDING CORONARY VASOSPASMS REPORTED IN ENDOCARDIAL[2,3] AND EPICARDIAL[4] PFA

Verma A, Feld GK, Cox JL, et al. Combined pulsed field ablation with ultra-low temperature cryoablation: A preclinical experience. J Cardiovasc Electrophysiol. 2022;1–10
Reddy VY, Petru J, Funasako M, et al. Coronary Arterial Spasm During Pulsed Field Ablation to Treat Atrial Fibrillation. Circulation. 2022;146:1808–1819
Gunaverdene MA, Schaeffer BN, Jularic M, et al. Coronary Spasm During Pulsed Field Ablation of the Mitral Isthmus Line. JACC: Clinical Electrophysiology 2021; 7:1618-1620

Key benefits of PFCA
While PFCA’s modality is still under evaluation for safety and effectiveness, we believe that PFCA can improve the efficiency of ULTC procedures without sacrificing safety and effectiveness.

(1)	Assuming 3 min ablation cycle (freeze-thaw-freeze) for ULTC vs 30 seconds freeze for PFCA. Adagio iCLAS Cryoablation Catheter IFU 108-0064-001 and Adagio Cryopulse™ Catheter IFU 108-0138-001
(2)	Verma A, Feld GK, Cox JL, et al. Combined pulsed field ablation with ultra-low temperature cryoablation: A preclinical experience. J Cardiovasc Electrophysiol. 2022;1–10
(3)
Boston Scientific issued an Urgent Field Safety Notice regarding its PFA products dated September 15, 2022, which, among others, warned about the injuries that might potentially caused by the use of PFA: http://www.bostonscientific.com/content/dam/bostonscientific/quality/

documents/Recent%20Product%20Advisories/September%202022%20FARAPULSE%20PFA%20Physician%20Letter%20-%20EU%20English.pdf
(4)	Preliminary data, courtesy Dr. E. Gerstenfeld (UCSF). AF Symposium 2023. https://vimeo.com/798627743/00bc646d3b
ADAGIO PRODUCT PORTFOLIO
Adagio’s product portfolio consists of three product families: iCLAS™ atrial ULTC catheter and accessories, vCLAS™ ventricular ULTC catheter, and Cryopulse™ atrial PFCA catheter and accessories. All of these catheters share the same ULTC cryoablation console. A standalone PFA console connected to a cryoablation console for PFCA treatment synchronization is used in conjunction with Cryopulse catheter, subject to future integration for maximum operational flexibility and minimum footprint.
Atrial Catheters
•
The unique feature of the iCLAS ULTC catheter is its ability to create a patient-tailored set of single-shot circular, linear and focal atrial lesions of varying dimensions by in-vivo “molding” of the flexible, 11 cm long ablation element using a shaped stylet inserted through the catheter handle. The 8.5 Fr catheter also features 20 electrodes located within the cryoablation element and more distal diagnostic segment of the catheter for the purpose of the intracardiac sensing and pacing, through the standard connections to commercial EP recording and electroanatomic mapping systems.

•
The iCLAS system is CE-marked with the indication for treatment of paroxysmal atrial fibrillation, persistent atrial fibrillation and atrial flutter, and is currently evaluated in the Investigational Device

Exemption (IDE) trial in the United States (NCT 04061603). The study has enrolled 183 patients with persistent atrial fibrillation at 13 sites within the United States and seven sites outside the United States, with the data readout expected in Q3 2024 with expected premarket approvals (“PMA”) application approval in Q1 2025.
•
The Cryopulse PFCA catheter shares the physical characteristics and stylet-driven operation of the iCLAS catheter, with 16 intracardiac sensing/pacing electrodes within the cryoablation element optimized for delivery of PFA. Cryopulse catheter will be under evaluation in the 90-patient PARALELL trial at seven sites in Europe and Canada. The trial is expected to complete its original enrollment in Q4 2024, followed by 12-months follow-up. The CE-mark application process is expected to start in Q2 2025.

Ventricular Catheter
•
In contrast to the common approach of using the catheters approved for atrial ablations in the ventricle, the vCLAS ventricular catheter has been specifically designed for treatment of the ventricular arrhythmia. The 9 Fr bi-directionally deflectable catheter features 15 mm long non-flexible ablation element with 8 electrodes for intracardiac sensing/pacing. The performance of vCLAS catheter for ablation of monomorphic VTs in patients with structural heart disease was evaluated in the 64-patient CRYOCURE-VT study at nine sites in Europe and Canada. The trial has completed its primary chronic effectiveness endpoint, leading to a CE-mark approval for VT Cryoablation System and vCLAS catheter in Q1 2024. On April 26, 2024, Adagio received a letter from the U.S. Food and Drug Administration (“FDA”) approving Adagio’s requests to increase the number of study sites and subjects in Adagio’s pivotal study (Cryoablation for Monomorphic Ventricular Tachycardia) for its vCLAS Cryoablation System and to modify the study documents and device design to support the pivotal phase of such study.

CLINICAL DATA
We have been conducting a robust series of clinical trials designed to evaluate technology and gain regulatory approvals for across the entirety of the product portfolio as summarized below:
Product Candidate	Trial Design	Endpoints	Results and Expected Timing
iCLAS atrial ULTC catheter and system (CRYOCURE-2, NCT 02839304)	• 79 patients at 3 EU sites, 65 patients effectiveness cohort (44 PsAF + 21 PAF)	• Primary Safety: device- and procedure-related Serious Adverse Events (“SAE”) • Primary Acute Effectiveness: percentage	• 1.5% of device-related SAE (one transitory phrenic nerve palsy, no esophageal fistula, no pericarditis, no heart block) • 97% isolation of

Product Candidate	Trial Design	Endpoints	Results and Expected Timing
	• Single arm, open label, non-randomized	acute isolation of ablation target • Primary Chronic Effectiveness: freedom from atrial arrhythmias at 12 months after a single procedure and without blanking period	pulmonary veins, 100% isolation of posterior wall. • 82.6% freedom from AF at 12 months, 85.9% in patients with persistent atrial fibrillation
iCLAS atrial ULTC catheter and system (iCLAS for PsAF US Pivotal IDE, NCT 04061603)	• 183 PsAF patients at 13 US and 7 OUS sites • Single arm, open label, non-randomized
• Primary Safety: device/procedure related MAE that occur during or following the cryoablation procedure
• Primary Efficacy Endpoint: freedom from any documented left atrial arrhythmia (AF/AFL/AT) lasting longer than 30 seconds following the Blanking Period using Holter monitor, 12-lead ECG at each visit, and symptom-driven event monitoring
• Secondary Safety: all identified SAEs and serious adverse device effects (“SADE”) through 12 months post-procedure
• Secondary Procedural/Acute Efficacy:
– Pulmonary vein isolation (PVI) 20-minutes following the last ablation for each vein
– Posterior wall isolation (PWI)
– Bidirectional block of the cavotricuspid isthmus when the CTI ablation is performed

• Readout is expected in Q2 2024
• An SAE occurred in October 2021 during the US pivotal clinical study of the CE marked iCLAS™ Cryoablation Catheter resulting in patient death. This SAE was reported to the FDA, and a voluntarily temporary study pause was placed until the investigation was completed. The investigation results and the required corrective actions taken to mitigate recurrence were reviewed and approved by the FDA, and the US pivotal clinical study was approved to resume in April 2022. In May 2022, Adagio initiated a voluntary medical device FSCA of the iCLAS™ Cryoablation System.

vCLAS ventricular ULTC catheter (CRYOCURE-VT, NCT 04893317)	• 64 patients with refractory symptomatic monomorphic VT due ischemic or non-ischemic cardiomyopathy at 9 sites in Europe and Canada
• Primary Safety: device- and procedure-related MAE
• Primary Acute Effectiveness: percentage of patients with non-inducible clinical VTs at the end of ablation procedure
• Primary Chronic Effectiveness: freedom
• 0% MAE • 94% acute success • Primary chronic effectiveness data readout is expected in Q2 2024

Product Candidate	Trial Design	Endpoints	Results and Expected Timing
	• Single-arm, open label, non-randomized	from sustained VT or appropriate ICD device therapy at 6 and 12 months
vCLAS ventricular ULTC catheter (FULCRUM-VT US IDE, NCT 05675865) — Early Feasibility (EFS) Phase	• 20 patients with refractory symptomatic monomorphic VT due ischemic or non-ischemic cardiomyopathy at 4 US sites • Single arm, open label, non-randomized
• Primary Safety: device- and procedure-related MAE
• Primary Acute Effectiveness: percentage of patients with non-inducible clinical VTs at the end of ablation procedure
• Primary Chronic Effectiveness: freedom from sustained VT or appropriate ICD device therapy at 6 months
• Readout is expected in Q3-Q4 2024
vCLAS ventricular ULTC catheter (FULCRUM-VT US IDE, NCT 05675865) — Pivotal Phase
• 206 patients (inclusive of patients enrolled in EFS phase) with refractory symptomatic monomorphic VT due ischemic or non-ischemic cardiomyopathy at up to 20 US and Canadian sites
• Single arm, open label, non-randomized
• Readout is expected in Q3 2025
Cryopulse atrial PFCA catheter (PARALELL, NCT 05408754)	• Projecting 90 patients with persistent atrial fibrillation at 7 sites in Europe and Canada • Dual arm, randomized to PFCA (60) or PFA (30), open label
• Primary Safety: device/procedure related MAE that occur during or following the cryoablation procedure
• Primary Procedural Performance: electrical isolation of all pulmonary veins, posterior wall, and bidirectional block (if applicable) across all ablation lines using the study device
• Primary Chronic Effectiveness: freedom from any documented left atrial arrhythmia (AF/AFL/AT) lasting longer than 30 seconds following the Blanking Period using a Holter monitor at 12 months
• Readout is expected in Q4 2025

SALES AND MARKETING
Our customers include cardiac electrophysiologists, physicians specially trained to perform complex cardiac ablations, as well as the staff and administration of the centers performing complex ablations. In the geographies where our products are available commercially, we engage our customers using a direct sales force and field clinical support staff. In Europe and UK, these activities are managed through our wholly-owned European subsidiary, Adagio Medical GmbH (“Adagio Germany”). Following the clearance or approval of our products by the FDA, we expect to deploy direct sales force also in the United States. We may explore partnership and distributorship arrangements for our products outside of key geographies and countries.
Our product offerings consist largely of the single use ablation catheters and consoles. We expect to sell the catheters to customers at or above prevailing market prices for comparable products, based on the local economic and reimbursement environments. We also expect to realize additional revenue through service contracts on the installed consoles that are performed in accordance with local laws and regulations.
We believe that the technical and clinical capabilities of our field force, and their ability to integrate our products into established clinical workflows, will be the main drivers to the successful adoption of our product offerings. In preparation for our product launches, we are working to expand our European field team and further invest in physician training and proctorship programs. Additionally, we continue to support real-world post-market evidence development to confirm and refine the benefits of ULTC and PFCA technologies in specific clinical scenarios and to help build best clinical practices for utilization and patient selection.
We believe that EU commercial availability of the vCLAS catheter and VT Cryoablation System in Q2 2024 combined with the results of CRYOCURE-VT study will generate customer demand for Adagio’s ablation technology. Our near-term focus will be to deploy our technology in select high-volume VT ablation centers in Europe, including Germany and the United Kingdom, to demonstrate real-world utility and market share gains, and, over time, increased therapy penetration. We believe that this approach, supplemented by the post-market evidence generation, will lay the foundation for the mid-term growth in the number of active centers and Adagio’s VT ablation procedures.
We believe that the improvement in the patient outcomes observed in the CRYOCURE-2 study may have significant positive impact of health economics of AF treatment. If those findings are confirmed by the larger ongoing study in the U.S., we may engage appropriate regulatory and payor authorities as well as patient advocacy groups to explore the ways to realize those savings through the use of Company’s technology. At the same time, we believe that in the near term the AF ablations market will remain challenging as Boston Scientific, Medtronic and Johnson & Johnson launch their new PFA offerings worldwide and compete strongly, particularly in the segment of PVI-only ablations. Therefore, our market development in AF will be focused on establishing a number of centers of excellence focused on taking the full advantage of the flexibility of the iCLAS (and subsequently Cryopulse) technology to treat more complex, PsAF patients. Since iCLAS, vCLAS and Cryopulse catheters share the same cryoablation platform, in the EU, we believe this segmental AF strategy will be further facilitated by Adagio’s unique position in VT ablations at top-tier, high-volume centers. Our strategy to establish synergistic, top-tier centers will also be applicable in the U.S., where we believe the top 150 centers (rank-ordered by the volume of VT ablations) account for approximately 50% of VT and approximately 40% of AF ablation volumes.
FACILITIES, MANUFACTURING AND SUPPLY
Our corporate headquarters and manufacturing, storage and distribution centers for our catheters and consoles are located at Laguna Hills, California. The facility is approximately 14,600 square feet, which includes clean room space. Our wholly-owned subsidiary, Adagio Germany, operates out of a leased facility of approximately 227 square meters in Holzkirchen, Germany, which is used for general administrative purposes and as a distribution center for our European operation. We do not own any real property and believe that our current facilities are sufficient to support our operations and growth plans and that, additional space, if needed, will be available on commercially reasonably terms.
Our manufacturing and distribution operations are subject to regulatory requirements of the European Medical Devices Directive 93/42/EEC and amendments, or MDD, and certain aspects of the European Medical Devices Regulation 2017/745 and amendments, or MDR, for medical devices marketed in the European Union. When we begin marketing and distributing our products in the United States, we will be subject to the FDA’s Quality System Regulation, or QSR, set forth in 21 CFR part 820. Our Laguna Hills facility is certified to have established and is maintaining a quality management system pursuant to the requirements of the ISO 13485:2016 standard. In addition, the Laguna Hills facility is licensed by the California Department of Public Health, or CDPH. We are also subject to applicable local regulations relating to the environment, waste management and health and safety matters, including measures relating to the release, use, storage, treatment, transportation, discharge, disposal, sale, labeling, collection, recycling, treatment and remediation of hazardous substances.
TÜV SÜD Product Service GmbH (München, Germany) (TÜV SÜD) monitors our compliance with the MDD requirements through annual scheduled audits and unannounced audits of the Laguna Hills facilities.
Our failure, or the failure of our suppliers or third-party manufacturers, to maintain acceptable quality requirements could result in the shutdown of our manufacturing operations or the recall of our products, which would harm our business. In the event that one of our suppliers or third-party manufacturers fails to maintain acceptable quality requirements, we may have to qualify a new supplier and could experience a material adverse effect to manufacturing and manufacturing delays as a result.
We procure a broad range of the components and raw materials required for manufacturing of our catheters and consoles, including plastic and precious metals components and raw materials, complex electromechanical assemblies, electronic components and electronic assemblies. In addition, the Esophageal Warming Balloon marketed as a part of iCLAS™ Cryoablation System is supplied to us by third party manufacturer. The identification and qualification of the suppliers is governed by the relevant provisions of our QMS. As such, we can be materially adversely affected by disruptions in global supply chain, as well as inability of our suppliers to maintain required quality of the components and raw materials supplied to us, resulting in temporary hold or shutdown of our manufacturing and distribution operations.
We will pursue the opportunities for facility expansion as well as the transfer of the part or whole of the manufacturing operation to qualified third-party suppliers as warranted by business conditions.
Government Regulation
U.S. Food & Drug Administration
Our products and operations are subject to extensive and ongoing regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations, as well as other federal and state regulatory bodies in the United States. The laws and regulations govern, among other things, product design and development, laboratory testing, preclinical and clinical testing, manufacturing and release, packaging, labeling, storage, record keeping and reporting, premarket clearance or approval, establishment registration and device listing, marketing, distribution, promotion, import and export, product complaints, recalls and field safety corrective actions, and post-marketing surveillance.
Unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require either a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the FDCA, also referred to as a 510(k) clearance, a de novo classification request, or approval from the FDA of a PMA application. Generally, if a new device is considered low- or moderate-risk and has a predicate that is already on the market under a 510(k) clearance, the FDA will allow that new device to be marketed under a 510(k) clearance; otherwise, a de novo or PMA is required. The 510(k) clearance, de novo classification request and PMA processes can be resource intensive, expensive, and lengthy, and require payment of significant user fees, unless an exemption is available.
Device Classification
Under the FDCA, medical devices are classified into one of three classes—Class I, Class II, or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.
Class I includes devices deemed to be the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to general controls that include compliance with the applicable portions of the QSR, facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling, advertising and promotional materials. Some Class I devices, called Class I reserved devices, require premarket clearance by the FDA through the 510(k) premarket notification process described below. Most Class I products, however, are exempt from the premarket notification requirements and therefore may be commercially distributed without obtaining 501(k) clearance from the FDA.

Class II devices are those that are subject to the general controls, and special controls as deemed necessary by the FDA to provide reasonable assurance of the safety and effectiveness of the device. These special controls can include performance standards, patient registries, FDA guidance documents and post-market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. As a result, most Class II devices require the manufacturer to submit to the FDA a Premarket Notification (or “PMN” or “510(k)”) requesting permission to commercially distribute the devices.
Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed novel and not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the general controls and special controls described above. Therefore, these devices are subject to the PMA application process, which is generally more costly and time consuming than the 510(k) process.
The Investigational Device Process
In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance, de novo classification, or approval require compliance with FDA investigational devise exemption (“IDE”) regulations in 21 CFR Part 812. Trials that present “non-significant risk” do not require FDA review or approval of an IDE application. These non-significant risk trials are deemed to have an approved IDE once certain requirements are addressed, and institutional review board (IRB) approval is obtained. If a device presents a “significant risk” to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that the risks to subjects are outweighed by the anticipated benefits and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects at specified study sites. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the trial protocol and informed consent are approved by appropriate IRBs. An IRB is an appropriately constituted group that has been formally designated to review and monitor medical research involving subjects and which has the authority to approve, require modifications in, or disapprove research to protect the rights, safety and welfare of human research subjects. There can be no assurance that submission of an IDE application will result in the ability to commence clinical trials, and although the FDA’s approval of an IDE application allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and effectiveness, even if the trial meets its intended success criteria. All clinical trials must be conducted in accordance with the FDA’s IDE regulations that govern investigational device labeling, prohibit promotion and specify an array of recordkeeping, reporting and monitoring responsibilities of trial sponsors and trial investigators. Clinical trials must further comply with the FDA’s good clinical practice regulations for IRB approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA. The FDA or the IRB may withdraw approval of a clinical trial, or place a trial on clinical hold at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits or a failure to comply with FDA or IBM requirements. Even if a trial is complete, the results of clinical testing may be unfavorable, or, even if the intended safety and effectiveness success criteria are achieved, may not be considered sufficient for the FDA to grant marketing approval or clearance of a product.
The 510(k) Clearance Process
Under the 510(k) clearance process, the manufacturer must submit to the FDA a premarket notification with adequate information demonstrating that the device is “substantially equivalent,” as defined in the FDCA, to a legally marketed predicate device.
A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was previously found substantially equivalent through the 510(k) process. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.
After a 510(k) premarket notification is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) notification.

If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance for the new device, permitting the applicant to commercially market the device. The FDA may also require post-market surveillance for certain devices cleared under a 510(k) notification, such as implants or life-supporting or life-sustaining devices used outside a device user facility.
If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if there is no adequate predicate to which a manufacturer can compare the device such that the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the de novo process. A manufacturer can also submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk.
After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application or de novo classification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications are accomplished by a letter-to-file in which the manufacture documents the change in an internal letter-to-file. The letter-to-file is in lieu of submitting a new 510(k) notification to obtain clearance for such change. The FDA can always review these letters to file in an inspection. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained.
The PMA Approval Process
Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA application typically includes, but is not limited to, extensive technical information regarding device design and development, data from preclinical studies and one or more clinical trials, a full description of the methods, facilities and controls used for manufacturing, proposed labeling and financial disclosure information for the clinical investigators in device trials. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.
Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA, by statute and by regulation, has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA. The FDA considers a PMA or PMA supplement to have been voluntarily withdrawn if an applicant fails to respond to an FDA request for information (e.g., major deficiency letter) within a total of 360 days. Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as inspections of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:
•	the device may not be shown safe or effective to the FDA’s satisfaction;

•	the data from preclinical studies and/or clinical trials may be found unreliable or insufficient to support approval;
•	the manufacturing process or facilities may not meet applicable requirements;
•	the application contains a false statement of material fact;
•	preclinical or clinical studies were not conducted in accordance with applicable regulations;
•	the proposed device labeling is false or misleading; and
•	changes in FDA approval policies or adoption of new regulations may require additional data.
If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, the latter of which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA may deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy and a number of devices for which the FDA approval has been sought by other companies have never been approved by the FDA for marketing.
New PMA applications or PMA supplements are required for modification to the manufacturing process, equipment or facility, quality control procedures, sterilization, packaging, expiration date, labeling, device specifications, ingredients, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory committee panel, depending on the nature of the proposed change.
In approving a PMA application, as a condition of approval, the FDA may also require some form of post-approval study or post-market surveillance, whereby the applicant conducts a follow-up clinical study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer term safety and effectiveness data for the device. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use.
Pervasive and Continuing Regulation
After a device is placed on the market in the U.S., numerous regulatory requirements continue to apply. These include:
•	submitting and updating establishment registration and device listings with the FDA;
•
the FDA’s QSR, which requires manufacturers, including their suppliers, to follow stringent design, testing, control, documentation, record maintenance, including maintenance of complaint and related investigation files, and other quality assurance procedures during all aspects of the manufacturing process;

•	routine or unannounced for-cause device facility inspections by the FDA, which may include the manufacturing facilities of subcontractors;
•	labeling regulations, which prohibit the promotion of products for uncleared, unapproved or off-label uses and impose other restrictions relating to promotional activities;
•
medical device reporting, or MDR, regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•
medical device recalls, which require that manufacturers report to the FDA field corrections or removals of a medical device, provided the recall was initiated to either reduce a risk to health posed by the device, or to remedy a violation of the FDCA caused by the device that may present a risk to health; and

•	post-market surveillance regulations, which apply to certain Class II or III devices when necessary to protect the public health or to provide additional safety and effectiveness data for the device.
Adagio has obtained a manufacturing license from the CDPH. The FDA and CDPH have broad post-market and regulatory enforcement powers. We are (or upon FDA approval, will be) subject to announced and unannounced inspections by the FDA and the Food and Drug Branch of CDPH to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our suppliers. Additionally, our Notified Body, TÜV SÜD, regularly inspects our manufacturing, design and operational facilities to ensure ongoing ISO 13485:2016 compliance in order to maintain our CE Mark.
Failure to comply with applicable regulatory requirements can result in enforcement actions, which may include any of the following sanctions:
•	warning letters, fines, injunctions, consent decrees and civil penalties;
•	repair, replacement, refunds, recall or seizure of our products;
•	operating restrictions, partial suspension or total shutdown of production;
•	refusing our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;
•	withdrawing 510(k) clearance or premarket approvals that may have already been granted; and
•	criminal prosecution.
Export of Our Products
Export of products subject to the 510(k) notification requirements, but not yet cleared to market in the United States, is permitted with FDA authorization provided certain requirements are met. Similarly, unapproved or uncleared products subject to the PMA requirements may be exported certain statutory criteria are met and the company submits a “Simple Notification” to FDA when it begins to export. Importantly, however, export of such products may be limited to certain countries designated by statutory provisions, and petitions may need to be submitted to FDA to enable export to countries other than those designated in the statutory provisions. The petitioning process can be difficult, and FDA may not authorize unapproved or uncleared products to be exported to countries to which a manufacturer wishes to export. Devices that are adulterated, devices whose label and labeling does not comply with requirements of the country receiving the product, and devices that are not promoted in accordance with the law of the receiving country, among others, cannot be exported.
Foreign Government Regulation
The regulatory review process for medical devices varies from country to country, and many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements and import restrictions on devices. Each country has its own tariff regulations, duties, and tax requirements. Failure to comply with applicable foreign regulatory requirements may subject a company to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, criminal prosecution or other consequences.
European Union
Our portfolio of products is regulated in the European Union as a medical device per the European Union Regulation 2017/745 which became effective on May 26, 2021 (the “EU Medical Devices Regulation” or “MDR”). The EU MDR is the successor to the Medical Devices Directive 93/42/EEC, or MDD. The MDR/MDD sets out the basic regulatory framework for medical devices in the European Union. The system of regulating medical devices operates by way of a certification for each medical device. Each certified device is marked with the CE Mark which shows that the device has a Certificat de Conformité. There are national bodies known as Competent Authorities in each member state which oversee the implementation of the MDR/MDD within their jurisdiction. The means for achieving the requirements for the CE Mark vary according to the nature of the device. Devices are classified in accordance with their perceived risks, similarly to the U.S. system. The class of a product determines the conformity assessment required before the CE Mark can be placed on a product. Conformity assessments for our products are carried out as required by the MDR/MDD. Each member state can appoint Notified Bodies within its jurisdiction. If a Notified Body of one member state has issued a Certificat de Conformité, the device can be sold throughout the European Union without further conformance tests being required in other member states. The CE Mark is contingent upon continued compliance with the applicable regulations and the quality system requirements of the ISO 13485:2016 standard. Adagio’s current CE Marks are issued by TÜV SÜD.
After the product has received the CE Mark and been placed on the market in the EU and European Economic Area (“EEA”), a manufacturer must comply with a number of regulatory requirements relating to:
•	registration of medical devices in individual EEA countries;
•	pricing and reimbursement of medical devices;
•	establishment of post-marketing surveillance and adverse event reporting procedures;
•	field safety corrective actions, including product recalls and withdrawals; and
•	interactions with physicians.
On April 5, 2017, the EU MDR was adopted. Unlike directives, which must be implemented into the national laws of the EEA member States, the regulations would be directly applicable, i.e., without the need for adoption of EEA member State laws implementing them, in all EEA member States and are intended to eliminate current differences in the regulation of medical devices among EEA member States. The EU MDR, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and in vitro diagnostic devices and ensure a high level of safety and health while supporting innovation.
The new EU MDR, among other things:
•	strengthens the rules on placing devices on the market and reinforce surveillance once they are available;
•	establishes explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;
•	improves the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;
•	sets up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and
•	strengthens rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.
As Adagio’s products were already certified under the previous regulatory framework of the MDD, the MDR allows Adagio to continue to market them for a limited time period under the MDD, provided that the requirements of the MDR transitional provisions are fulfilled. Furthermore, devices that are to be placed on the market with the benefit of the extension must always:
•	be compliant with MDD, and with certain requirements from the MDR (in particular, post-market surveillance obligations), which have been in force since 26 May 2021;
•	have no significant changes in design or intended purpose;
•	not present an unacceptable risk to the health or safety or patients, users or other persons or to other aspects of the protection of public health;
•
by May 26, 2024, the manufacturer must have a QMS compliant with the MDR in place, and applied to a notified body for a conformity assessment with the information required in Annex IX (QMS), Annex X (for a type-examination) and Annex XI (product conformity), as applicable; and

•	no later than September 26, 2024, the notified body and the manufacturer must have signed a written agreement for the conformity assessment.

In accordance with the MDR transitional provisions (Regulation 2023/607), Adagio’s MDD CE Certificates of Conformity are valid until May 2024; however, an MDR application has been filed with the notified body (TUV SUD) to extend the CE Certificate validity until December 31, 2027 for the iCLAS Cryoablation Catheter, December 31, 2028 for the Esophageal Warming Balloon Catheter and Stylets. Before those dates, Adagio will need to obtain new CE Certificates of Conformity issued under the MDR. MDR CE certificates of vCLAS™ catheter and Console are valid until March 14, 2029 and February 27, 2029, respectively.
U.S. Federal, State and Foreign Fraud and Abuse Laws
The federal and state governments have enacted, and actively enforce, a number of laws to address fraud and abuse in federal healthcare programs. Our business is subject to compliance with these laws. Violations of such laws could result in significant civil, criminal and administrative sanctions, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, imprisonment, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations.
Anti-Kickback Statutes
The federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the furnishing, recommending, purchasing, leasing, ordering or arranging for a good or service, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.
The definition of “remuneration” has been broadly interpreted to include anything of value, including, for example, gifts, certain discounts, the furnishing of free supplies, equipment or services, credit arrangements, payment of cash, waivers of payments and providing anything of value at less than fair market value. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered businesses, the statute has been violated. In addition, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act, codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the Federal False Claims Act. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.
The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. The legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. However, conduct and business arrangements that do not fully satisfy an applicable statutory exception or regulatory safe harbor may result in increased scrutiny by government enforcement authorities such as the Office of Inspector General, or OIG, of HHS.
Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of recipients for healthcare products or services reimbursed by any source, not only government healthcare programs, and may apply to payments made directly by the patient.
Government officials have continued their enforcement efforts related to the marketing of healthcare services and products, among other activities, and continue to bring cases against companies, and certain individual sales, marketing and executive personnel, for allegedly offering unlawful inducements to potential or existing customers in an attempt to procure their business.
Federal False Claims Act
The federal False Claims Act, or FCA, imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the FCA allow a private individual to bring actions on behalf of the federal government alleging that the defendant has violated the FCA and to share in any monetary recovery. In addition, various states have enacted false claims laws analogous to the FCA, and many of these state laws apply where a claim is submitted to any third-party payor and not only a federal healthcare program or other state program.

When an entity is determined to have violated the FCA, it may be required to pay up to three times the actual damages sustained by the government, plus significant civil fines and penalties. As part of any settlement, the government may require the entity to enter into a corporate integrity agreement, which imposes certain compliance, certification and reporting obligations. There are many potential bases for liability under the FCA. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. For example, the federal government has used the FCA to assert liability on the basis of kickbacks, or in instances in which manufacturers have provided billing or coding advice to providers that the government considered to be inaccurate. In these cases, the manufacturer faces liability for “causing” a false claim. In addition, the federal government has prosecuted companies under the FCA in connection with off-label promotion of products. Adagio’s future activities relating to information affecting federal, state and third-party reimbursement of our products and the sale and marketing of its products may be subject to scrutiny under these laws.
While Adagio is unaware of any current matters, Adagio are unable to predict whether it will be subject to actions under the FCA or a similar state law, or the impact of such actions. However, the costs of defending such claims, as well as any sanctions imposed, could significantly affect Adagio’s financial performance.
Civil Monetary Penalties
The federal Civil Monetary Penalty laws imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent, or offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier.
Open Payments
The Physician Payments Sunshine Act, known as “Open Payments” and enacted as part of the Affordable Care Act, requires certain pharmaceutical and medical device manufacturers of products covered by Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the Centers for Medicare and Medicaid Services (“CMS”): direct and indirect payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, and applicable manufacturers and group purchasing organizations. Applicable manufacturers must also report annually ownership and investment interests held by physicians and their immediate family members. Applicable manufacturers are required to submit annual reports to the CMS. Failure to submit required information in a timely, complete and accurate manner may result in significant civil monetary penalties. Adagio is subject to Open Payments and the information it discloses may lead to greater scrutiny, which may result in modifications to established practices and additional costs. Additionally, similar reporting requirements have also been enacted on the state level domestically, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with healthcare professionals.
Foreign Corrupt Practices Act
The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual; U.S. companies and officers, directors, and employees; foreign subsidiaries of U.S. entities; and agents or intermediaries operating on behalf of a U.S. company from paying, offering, promising to pay, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign government official, government staff member, political party or candidate for the purpose of improperly influencing any act or decision of a foreign government entity to obtain, retain, or direct business. The FCPA also obligates companies whose securities are listed on a national securities exchange in the United States to comply with accounting provisions which require the maintenance of books, records, and accounts that accurately and fairly reflect all transactions and dispositions of assets of the corporation, including international subsidiaries, if any, and to devise and maintain an adequate system of internal accounting controls.
International Laws
In Europe, various countries have adopted anti-bribery laws providing for severe consequences in the form of criminal penalties and significant fines for individuals or companies committing a bribery offense.

Violations of these anti-bribery laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation.
For instance, in the United Kingdom, the U.K. Bribery Act 2010 covers both public and private sector bribery, and prohibits the offer, provision, or promise to give a financial or other advantage to induce or reward another individual to improperly perform their relevant functions or activities, including any function of a public nature. Bribery of foreign public officials also falls within the scope of the U.K. Bribery Act 2010. An individual found in violation of the U.K. Bribery Act 2010 faces imprisonment of up to ten years. In addition, individuals can be subject to an unlimited fine, as can commercial organizations for failure to prevent bribery.
International Trade Laws
Our company is subject to other laws and regulations governing its international operations, including regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations, and transfer pricing regulations.
Commerce regulates certain “dual use” items, as well as associated foreign assistance. OFAC administers and enforces economic sanctions programs primarily against countries and groups of individuals. Sanctions can be either comprehensive or selective, using the blocking of assets and trade restrictions to accomplish foreign policy and national security goals. U.S. persons must comply with OFAC regulations, including all U.S. citizens and permanent resident aliens regardless of where they are located, all persons and entities within the United States, all U.S. incorporated entities, and their foreign branches. In the cases of certain programs, foreign subsidiaries owned or controlled by U.S. companies also must comply.
Governmental authorizations may be required before we can export technology, equipment or materials, our services, or to collaborate with foreign entities.
Failure to comply with export control laws and regulations could expose us to civil or criminal penalties, fines, investigations, more onerous compliance requirements, loss of export privileges, debarment from government contracts or limitations on our ability to enter into contracts with the U.S. government.
U.S. Health Reform
Changes in healthcare policy could increase Adagio’s costs and subject it to additional regulatory requirements that may interrupt commercialization of its current and future solutions. Changes in healthcare policy could increase Adagio’s costs, decrease its revenue and impact sales of and reimbursement for its current and future products. For example, the Affordable Care Act substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the life sciences industry. The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect Adagio’s ability to sell its products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of Adagio’s products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact Adagio’s revenue from the sale of its products.
The implementation of the Affordable Care Act in the United States, for example, has changed healthcare financing and delivery by both governmental and private insurers substantially, and affected medical device manufacturers significantly. The Affordable Care Act provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Additionally, the Affordable Care Act has expanded eligibility criteria for Medicaid programs and created a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. Adagio does not yet know the full impact that the Affordable Care Act will have on its business. There have been judicial, executive and Congressional challenges to certain aspects of the Affordable Care Act, and Adagio expects additional challenges and amendments in the future.

On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Cuts and Jobs Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case and held oral arguments on November 10, 2020. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the Affordable Care Act brought by several states without specifically ruling on the constitutionality of the Affordable Care Act. Thus, the Affordable Care Act remains in effect without the individual mandate.
In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted.
Adagio believes that there will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payors to reduce costs while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the rates Adagio will be able to charge for its current and future products or the amounts of reimbursement available for its current and future products from governmental agencies or third-party payors. Current and future healthcare reform legislation and policies could have a material adverse effect on Adagio’s business and financial condition.
Coverage and Reimbursement
In both U.S. and non-U.S. markets, Adagio’s ability to successfully commercialize and achieve market acceptance of its products depends, in significant part, on the availability of adequate financial coverage and reimbursement from third-party payors, including governmental payors (such as the Medicare and Medicaid programs in the United States), managed care organizations and private health insurers. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. Should Adagio’s products under development be cleared or approved for commercialization by the FDA, reimbursement may not be available in the United States or other countries, or the amount of reimbursement may not be sufficient to allow sales of Adagio’s products on a profitable basis.
Third-party payors are increasingly examining the cost effectiveness of products, in addition to their safety and efficacy, when making coverage and payment decisions. Third-party payors have also instituted initiatives to limit the growth of healthcare costs using, for example, price regulation or controls and competitive pricing programs. Some third-party payors also require demonstrated superiority, on the basis of randomized clinical trials, or pre-approval of coverage, for new or innovative devices or procedures before they will reimburse healthcare providers who use such devices or procedures. Additionally, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations.
Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for procedures that utilize one or more products for which Adagio might receive regulatory clearance and approval, less favorable coverage policies and reimbursement rates may be implemented in the future. It is uncertain whether Adagio’s current products or any planned or future products will be viewed as sufficiently cost effective to warrant coverage and adequate reimbursement levels for procedures using such products.
Intellectual Property
Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our technology, inventions, improvements and products that are important to the development and implementation of our business. Our patent portfolio consists of 75 issued patents and 40 patent applications in the United States, Japan, China, Australia, Republic of Korea, Brazil, Israel, United Kingdom, and countries of European Union, covering 20-21 patent families ranging from the disclosures of foundational ULTC technology to the details and components of catheter and accessory designs. Our early patents were issued in 2004 and the latest disclosures related to Tissue Contact Verification, VT- and multi-modality PFCA catheters were filed in 2023. We believe that in combination with the trade secrets and other proprietary information related to the manufacturing processes of catheters and consoles, this patent portfolio creates significant entry barrier for competitive ULTC and PFCA entries near term, allowing the company to remain a single-source provider of these differentiating technologies in Cardiac EP. However, trade secrets and proprietary information can be difficult to protect. We seek to protect our trade secrets and proprietary information, in part, by confidentiality agreements and proprietary invention assignment agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in the measures we take to protect and preserve our trade secrets and proprietary information, there may be instances in which they may not provide meaningful protection. Such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors or misused by any collaborator to whom we disclose such information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain or use information that we regard as proprietary. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information.
Our trademark portfolio covers all of the main product families: iCLAS™ for ULTC AF ablation catheter and system, vCLAS™ for ULTC VT catheter, and Cryopulse™ for PFCA catheters. The trademarks have been registered or pending in Canada, United Kingdom, United States and European Union. We maintain our priority filings for trademarks in the United States through periodic extensions to ensure their availability at the time of products’ commercial availability in the United States.
Human Capital Resources
As of December 31, 2023, we had 74 full-time employees, located in the U.S., and 11 full-time employees of Adagio Germany with five located in Germany, three in Netherlands, and three in England. None of our employees are represented by a labor union or are a party to a collective bargaining agreement. We believe that the success of our business will depend, in part, on our ability to attract and retain qualified personnel. We have not experienced and do not expect any significant strikes or work stoppages and believe our relations with employees are in good standing.
Legal Proceedings
We are not currently a party to any material legal proceedings. From time to time, we may be involved in legal proceedings or investigations, which could have an adverse impact on our reputation, business and financial condition and divert the attention of our management from the operation of our business.

ADAGIO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of the financial condition and results of operations of Adagio Medical, Inc. and its subsidiary prior to the Business Combination (for purposes of this section, collectively referred to as “Adagio”, “we,” “us” and “our”) should be read together with our condensed consolidated financial statements for the three months ended March 31, 2024 and 2023 (unaudited), and our consolidated financial statements for the years ended December 31, 2023 and 2022 (audited), and together with the related notes thereto, included in this proxy statement/prospectus. The discussion and analysis should also be read together with the “Unaudited Pro Forma Condensed Financial Information.” This discussion contains forward-looking statements based upon current beliefs, plans, and expectations that involve numerous risks, uncertainties and assumptions, including, but not limited to, those described under the heading “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements.
Overview
We are a developmental stage medical device company focused on the development and commercialization of ablation technologies for the treatment of cardiac arrhythmias, including atrial fibrillation (“AF”), atrial flutter (“AFL”), and ventricular tachycardia (“VT”). Our unique portfolio is based on Ultra-Low Temperature Cryoablation (“ULTC”) and Pulsed-Field Cryoablation (“PFCA”). Our technology is based on the hypothesis that the ability to consistently create durable, contiguous, transmural lesions is a foundation for improving the effectiveness and outcomes of cardiac ablations in both atria and ventricles.
Adagio’s product portfolio consists of three product families: iCLAS™ atrial ULTC catheter and accessories, vCLAS™ ventricular ULTC catheter, and Cryopulse™ atrial PFCA catheter and accessories. All of these catheters share the same ULTC cryoablation console. A standalone Pulsed-Field Ablation (“PFA”) console connected to a cryoablation console for PFCA treatment synchronization is used in conjunction with Cryopulse catheter, subject to future integration for maximum operational flexibility and minimum footprint. We received CE Marking in Europe for our iCLAS™ Cryoablation System in May 2020 and have commercially launched in the EU.
We are continually working towards reaching the next milestone in the development process for our portfolio of technologies. We received CE Marking in Europe for our VT Cryoablation System in March 2024 and have commercially launched in the EU. Key milestones include data readouts, clinical trials, and regulatory and commercialization developments in both the U.S. and European markets. The data readouts for each device are key valuation-driving milestones because investors use this data to understand the efficacy of the procedures. It is expected that favorable readouts will drive additional investment and financing for us at market terms.
We have not launched commercially in the U.S. but are working towards obtaining the necessary regulatory approvals to do so. We have incurred net losses in each year since our inception in 2011. As of March 31, 2024 and December 31, 2023, we had an accumulated deficit of $143.2 million and $135.2 million, respectively. Our net losses were $8.0 million and $9.3 million for the three months ended March 31, 2024 and 2023, respectively. Substantially all of our net losses resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. As of March 31, 2024 and December 31, 2023, we had cash of $4.1 million and $1.4 million, respectively.
Our accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business. Our financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern. The recurring losses, working capital deficiency, the need for capital to fund our operations, including clinical trial and regulatory approval expenses, the amount of cash reserve and the dependency of closing the Business Combination are factors that raise substantial doubt about our ability to continue as a going concern for the twelve-month period from the date the financial statements included herein were made available. See Note 1-Organization and Description of Business in our condensed consolidated financial statements for the periods ended March 31, 2024 and December 31, 2023 for the additional information on our assessment.
Our need for additional capital will depend in part on the scope and costs of our development activities. To date, we have not generated any significant revenue from the sale of commercialized products. Our ability to generate product revenue will depend on the successful development and eventual commercialization of our products in the United States and Europe. Until such time, if ever, we expect to finance our operations through the sale of equity or debt, borrowings under credit facilities, or through potential collaborations, other strategic transactions or government and other grants. Adequate capital may not be available to us when needed or on acceptable terms. If we are unable to raise capital, we could be forced to delay, reduce, suspend or cease our research and development programs or any future commercialization efforts, which would have a negative impact on our business, prospects, operating results and financial condition. See the section of this proxy statement/prospectus titled “Risk Factors” for additional information.
Pending Business Combination
On February 13, 2024, ARYA Sciences Acquisition Corp IV, A Cayman Islands exempted company (“ARYA”), Aja HoldCo, Inc., a Delaware corporation (“ListCo”), Aja Merger Sub 1, a Cayman Islands exempted company (“ARYA Merger Sub”), Adagio, and Aja Merger Sub 2, Inc., a Delaware corporation (“Company Merger Sub”) entered into the business combination agreement pursuant to which (i) ARYA Merger Sub will be merged with and into ARYA (the “ARYA Merger”), with ARYA surviving the ARYA Merger as a direct wholly-owned subsidiary of ListCo and (ii) Company Merger Sub will be merged with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with Adagio surviving the Adagio Merger as a direct wholly-owned subsidiary of ListCo (the “Business Combination”). In connection with the consummation of the Business Combination, ListCo will change its name to “Adagio Medical Holdings, Inc.” (“New Adagio”).
The Business Combination is expected to be accounted for as a forward-merger, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Under this method of accounting, ListCo will be treated as the “accounting acquirer” and Adagio as the “accounting acquiree” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination is expected to be accounted for using the acquisition method of accounting. The acquisition method of accounting is based on FASB ASC 805, and uses the fair value concepts defined in ASC 820. ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date, with limited exceptions per ASC 805-20-30-12 through 30-23. As such, under the acquisition method of accounting, ListCo’s assets and liabilities will retain their carrying amounts, and the assets and liabilities of Adagio, including any intangible assets recognized in connection with the Business Combination, will be recorded at their fair values, except as otherwise required, which will be measured as of the acquisition date. The excess of the purchase price over the estimated fair values of net assets acquired will be recorded as goodwill.
As a result of the Business Combination, New Adagio will become a public company listed on Nasdaq, which will require New Adagio to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. New Adagio expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees. Refer to Note 1-Organization and Description of Business in our condensed consolidated financial statements for the periods ended March 31, 2024 and December 31, 2023 for additional information regarding the Business Combination.
Impact of COVID-19 Pandemic
The markets we operate in could see continued impacts from COVID-19 for the foreseeable future, and the emergence of new variants of COVID-19 creates significant uncertainty as to how long COVID-19 will continue to impact our business. The magnitude of the impact of the COVID-19 pandemic on our productivity, results of operations and financial position and its disruption to our business and our clinical programs and timelines will depend, in part, on the length and severity of outbreaks, restrictions and other measures designed to prevent the spread of COVID-19 and on our ability to conduct business in the ordinary course.
Key Factors Affecting Our Performance
We compete primarily on the basis that our products are designed to enable more physicians to treat more patients more efficiently and effectively. Our continued success depends on our ability to:
•	continue to develop innovative, proprietary products that address significant clinical needs in a manner that is safe and effective for patients and easy-to-use for physicians;
•	obtain and maintain regulatory clearances or approvals;

•	demonstrate safety and effectiveness in our sponsored and third-party clinical trials;
•	expand its sales force across key markets to increase physician awareness;
•	obtain and maintain coverage and adequate reimbursement for procedures using its products;
•	attract and retain skilled research, development, sales and clinical personnel;
•	cost-effectively manufacture, market and sell its products; and
•	obtain, maintain, enforce and defend our intellectual property rights and operate its business without infringing, misappropriating or otherwise violating the intellectual property rights of others.
Innovation
Our business strategy relies significantly on innovation to develop and introduce new products and to differentiate our products from our competitors. We expect our research and development expenditures to increase as we make additional investments to support our growth strategies. We plan to increase our research and development expenditures with internal initiatives, as well as potentially licensing or acquiring technology from third parties. We also expect expenditures associated with our manufacturing organization to grow over time as production volume increases and we bring new products to market. Our internal and external investments will be focused on initiatives that we believe will offer the greatest opportunity for growth and profitability. With a significant investment in research and development, a strong focus on innovation and a well-managed innovation process, we believe we can continue to innovate and grow.
Regulatory
Our commercial success will depend upon a number of factors, some of which are beyond our control, including the receipt of regulatory clearances, approvals, or authorizations for existing or new product offerings by us, or product enhancements. We must complete additional clinical testing before we can seek regulatory approval in the United States and begin commercialization of our products. After our products are cleared, approved, or authorized, numerous and pervasive regulatory requirements continue to apply. As such, our ability to navigate, obtain and maintain the required regulatory clearances, approvals, or authorizations, as well as comply with other regulatory requirements, for our products will in part drive our results of operations and impact our business.
Investments in Our Growth
In order to generate future growth, we plan to continue to expand and leverage our sales and marketing infrastructure to increase our customer base and grow our business. Identifying and recruiting qualified sales and marketing personnel and training them on our products, applicable federal and state laws and regulations, and on our internal policies and procedures requires significant time, expense and attention. It often takes several months or more before a sales representative is fully trained and productive. Our ability to increase our customer base and achieve broader market acceptance of our products will also depend to a significant extent on our ability to expand our marketing efforts as our plans to dedicate significant resources to its marketing programs.
Competition
Our industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Our most significant competitors are large, well-capitalized companies. We must continue to successfully compete considering our competitors’ existing and future products and related pricing and their resources to successfully market to the physicians who could use our products. Publications of clinical results by us, our competitors and other third parties can also have a significant influence on whether, and the degree to which, we are able to gain market share and increase utilization of our products.
Reimbursement and Insurance Coverage
In both U.S. and non-U.S. markets, our ability to successfully commercialize and achieve market acceptance of our products depends, in significant part, on the availability of adequate financial coverage and reimbursement from third-party payors, including governmental payors (such as the Medicare and Medicaid programs in the United States), managed care organizations and private health insurers. Third-party payors decide which treatments they will cover and establish reimbursement rates for those treatments. Our products are purchased by hospitals and other providers who will then seek reimbursement from third-party payors for the procedures performed using our products. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In certain international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Furthermore, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems.
Key Components of Results of Operations
Revenues
We generate product revenue primarily from the sale of the catheters, stylets and warming balloons (“Consumables”) used with our consoles. We sell our products directly to hospitals and medical centers. To a lesser extent, we also generate lease revenue from the implied rental of consoles loaned to customers at no charge. We recognize revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, when we transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Please refer to Note 2-Summary of Significant Accounting Policies in our consolidated financial statements for the periods ended March 31, 2024 and December 31, 2023 for additional details on our revenue recognition policy. Our revenue is subject to fluctuation due to the foreign currency in which our products are sold.
Costs and Operating Expenses
Cost of Revenue
Cost of revenue includes raw materials, direct labor, manufacturing overhead, shipping and receiving costs and other less significant indirect costs related to the production of our products. Cost of revenue also includes the depreciation expense of consoles loaned to the customers.
Research and Development Expenses
Research and development expenses are expensed when incurred and are related to the development of our product candidates which includes pre-clinical, clinical, quality assurance, and research and development operational activities. These costs consist of:
•	salaries, benefits, and other employee-related costs, including stock-based compensation expense for personnel engaged in research and development functions;
•	activities associated with clinical trials performed by third parties;
•	professional fees;
•	equipment, materials, and costs related to product manufacturing; and
•	other operational costs including rent and facilities costs, and depreciation.
Adagio does not track research and development expenses by project or product, as Adagio is at an earlier stage in its pre-clinical and clinical development. Management believes that the breakdown of research and development expenses by project or product would be arbitrary and would not provide a meaningful assessment.
Management expects the research and development expenses to increase, as Adagio will incur incremental expenses associated with the product candidates that are currently under development and in pre-clinical and clinical trials. Product candidates in later stages of clinical development generally have higher development costs, primarily due to the increased size and duration of later-stage clinical trials.
Selling, General and Administrative Expenses
Selling, general and administrative expenses consist primarily of salaries, and employee-related costs (including stock-based compensation) for personnel in executive, finance and other administrative functions, allocated rent and facilities costs, legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services, marketing costs and insurance costs, and transaction costs in connection with the Business Combination. We expense all selling, general and administrative costs as incurred.

Convertible notes fair value adjustment
We recorded the October 2022 Convertible Notes, the April 2023 Notes, the November 2023 Notes, and the 2024 Bridge Financing Note at fair value at issuance and subsequently remeasure them to fair value at each reporting period. Changes in fair value are recognized as convertible notes fair value adjustment in the statements of operations and comprehensive loss.
Warrant liabilities fair value adjustment
We accounted for certain common stock warrants outstanding as warrant liabilities at fair value, determined using the Black-Scholes option pricing model. The liability is subject to re-measurement at each reporting period and any change in fair value is recognized warrant liabilities fair value adjustment in the statements of operations and comprehensive loss.
Interest expense
Interest expense is primarily incurred from our outstanding debt obligations, including those under the October 2022 Convertible Notes, the April 2023 Notes, the November 2023 Notes, the 2024 Bridge Financing Note, and the SVB Term Loan.
Interest Income
Interest income consists primarily of interest earned on our cash, cash equivalents, and marketable securities.
Other (expense) income, net
Other (expense) income, net primarily consists of foreign currency unrealized and realized gain / loss, and other income related to research and development (“R&D”) tax credit.
Results of Operations
Comparison for the Three-Month Periods Ended March 31, 2024 and 2023 (unaudited)
The following table sets forth a summary of our results of operations. This information should be read together with our condensed consolidated financial statements and related notes.
	Three Months Ended March 31,		Change
(In thousands)	2024	2023	$	%
Revenue	$26	$60	(34)	-57%
Costs of revenue and operating expenses:
Cost of revenue	542	318	224	70%
Research and development	3,469	4,798	(1,329)	-28%
Selling, general and administrative	4,830	1,598	3,232	202%
Total costs of revenue and operating expenses	8,841	6,714	2,127	32%
Other income (expense)
Convertible notes fair value adjustment	1,673	(2,361)	4,034	-171%
Warrant liabilities fair value adjustment	(80)	33	(47)	142%
Interest expense	(754)	(233)	(521)	224%
Interest income	1	1	—	—%
Other income (expense), net	(43)	4	(47)	n.m.%
Total other income (expense)	797	(2,622)	3,419	n.m.%
Loss, before income taxes	(8,018)	(9,276)	1,258	-14%
Net loss	(8,018)	(9,276)	1,258	-14%

Other comprehensive income:
Foreign currency translation adjustment	3	(4)	7	n.m.%
Comprehensive loss	$(8,015)	$(9,280)	$1,265	-14%
n.m. = not meaningful

Revenue
Our revenue was $26.0 thousand for the three months ended March 31, 2024 and $60.0 thousand for the three months ended March 31, 2023. The decrease of $34.0 thousand, or 57%, is due to the decrease of consumable sales. For the three months ended March 31, 2024 and 2023, revenue was generated only in European markets.
Costs of revenue and operating expenses
Cost of revenue
Cost of revenue increased to $0.5 million for the three months ended March 31, 2024, from $0.3 million for the three months ended March 31, 2023. The increase of $0.2 million, or 70%, primarily resulted from the increase in the depreciation of consoles.
Research and development expenses
Research and development expenses decreased to $3.5 million for the three months ended March 31, 2024 from $4.8 million for the three months ended March 31, 2023. The $1.3 million decrease, or 28%, was primarily related to a $0.3 million decrease of manufacturing absorption costs, $0.2 million decrease in product manufacturing, $0.2 million decrease in animal testing cost, $0.1 million decrease in travel costs related to clinical studies, $0.2 million decrease in payroll, and $0.1 million decrease in costs related to prototypes and other research and development costs. The decrease in research and development expenses results from Adagio receiving CE Marking on VT Cryoablation in March 2024.
The following is a breakdown of our research and development costs by type of expense:
	Three Months Ended March 31,
(In thousands)	2024	2023
Clinical trial costs	$1,373	$1,616
Operational costs	796	1,497
Quality assurance costs	666	685
Pre-clinical trial costs and other research and development costs	634	1,000
Total research and development expenses	$3,469	$4,798
Our clinical trial expenses relate to trials for our iCLAS atrial ULTC catheter and system (CYROCURE-2), iCLAS atrial ULTC catheter and system (iCLAS for PsAF), vCLAS ventricular ULTC catheter (CYROCURE-VT), vCLAS ventricular ULTC catheter (FULCRUM-VT), and PFCA catheter. Clinical trial costs include the expenses spent on clinical trials studies and other related expenses. Operational costs includes the expenses spent on product manufacturing. Quality assurance includes regulatory fees and third-party service fees. Pre-clinical trial costs and other research and development costs includes the expenses resulting from professional fees, prototypes, and animal testing.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased to $4.8 million from $1.6 million for the three months ended March 31, 2024 and 2023, respectively. The increase in selling, general and administrative expenses of $3.2 million, or 202%, is primarily due to an increase of $2.5 million in professional fees which include legal and accounting fees related to the transaction costs associated with the Business Combination and an increase in payroll and personnel expense of $0.7 million.
Convertible notes fair value adjustment
The increase in the convertible notes fair value adjustment of $4.0 million is due to the fair value remeasurement of the convertible notes payables as of March 31, 2024 compared to March 31, 2023.
Warrant liabilities fair value adjustment
The decrease in the warrant liabilities fair value adjustment of $47.0 thousand is due to the fair value remeasurement of the warrant liabilities as of March 31, 2024 compared to March 31, 2023.

Interest expense
Interest expense increased to $0.8 million from $0.2 million for the three months ended March 31, 2024 and 2023, respectively. The increase of $0.5 million was interest incurred from the convertible promissory notes issued in October 2022, April 2023, November 2023, and February 2024, and the SVB term loan issued in February 2023.
Interest income
Interest income remained steady at $1.0 thousand for the three months ended March 31, 2024 and 2023.
Other (expense) income, net
Other expense was $43.0 thousand for the three months ended March 31, 2024 compared to other income of $4.0 thousand for the three months ended March 31, 2023. This decrease in other income of $47.0 thousand was primarily attributable to the net increase in foreign exchange currency loss by $46.0 thousand.
Comparison for the Years Ended December 31, 2023 and 2022 (audited)
The following table sets forth a summary of our results of operations. This information should be read together with our consolidated financial statements and related notes.
	Year Ended December 31,		Change
(In thousands)	2023	2022	$	%
Revenue	$300	$189	$111	59%
Costs of revenue and operating expenses:
Cost of revenue	1,306	875	431	49%
Research and development	15,399	17,855	(2,456)	-14%
Selling, general and administrative	11,537	5,372	6,165	115%
Total costs of revenue and operating expenses	28,242	24,102	4,140	17%
Other income (expense)
Convertible notes fair value adjustment	(8,486)	—	(8,486)	100%
Warrant liabilities fair value adjustment	(42)	—	(42)	100%
Interest expense	(1,659)	(137)	(1,522)	1,111%
Interest income	3	39	(36)	-92%
Other income (expense), net	(20)	338	(358)	n.m.
Total other income (expense)	(10,204)	240	(10,444)	n.m.
Loss, before income taxes	(38,146)	(23,673)	(14,473)	61%
Net loss	(38,146)	(23,673)	(14,473)	n.m

Other comprehensive income:
Foreign currency translation adjustment	(11)	24	(35)	n.m.
Comprehensive loss	$(38,157)	$(23,649)	$(14,508)	61%
n.m. = not meaningful
Revenue
Our revenue was $0.3 million for the year ended December 31, 2023 and $0.2 million for the year ended December 31, 2022. The increase of $0.1 million, or 59% is due to the increase of consumable sales. For the years ended December 31, 2023 and 2022, revenue was generated only in European markets.
Costs of revenue and operating expenses
Cost of revenue
Cost of revenue increased to $1.3 million for the year ended December 31, 2023, from $0.9 million for the year ended December 31, 2022. The increase of $0.4 million, or 49%, primarily resulted from the increase of obsolescence and scrap.

Research and development expenses
Research and development expenses decreased to $15.4 million for the year ended December 31, 2023 from $17.9 million for the year ended December 31, 2022. The $2.5 million decrease, or 14%, was primarily related to a $3.0 million decrease of raw materials used in operational costs as a part of research and development activities, $1.3 million decrease in product manufacturing, offset by a $1.0 million increase in clinical trial expenses, $0.6 million increase in payroll, and a $0.2 million increase in animal testing expense. The decrease in product manufacturing, and the increases in pre-clinical trial expense and clinical trial expense are due to that Adagio focused more on pre-clinical and clinical studies in order to obtain regulatory approval in both the European and United States markets.
The following is a breakdown of our research and development costs by type of expense:
	Year Ended December 31,
(In thousands)	2023	2022
Clinical trial costs	$5,504	$4,562
Pre-clinical trial costs	4,147	3,825
Quality assurance costs	2,957	2,390
Pre-clinical trial costs and other research and development costs	2,791	7,078
Total research and development expenses	$15,399	$17,855
Our clinical trial expenses relate to trials for our iCLAS atrial ULTC catheter and system (CYROCURE-2), iCLAS atrial ULTC catheter and system (iCLAS for PsAF), vCLAS ventricular ULTC catheter (CYROCURE-VT), vCLAS ventricular ULTC catheter (FULCRUM-VT), and PFCA catheter. Clinical trial costs includes the expenses spent on clinical trials studies and other related expenses. Quality assurance includes regulatory fees and third-party service fees. Research and development operational costs includes the expenses spent on product manufacturing. Pre-clinical trial costs and other research and development costs includes the expenses resulting from professional fees, prototypes, and animal testing.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased to $11.5 million from $5.4 million for the years ended December 31, 2023 and 2022, respectively. The increase in selling, general and administrative expenses of $6.2 million, or 115%, is primarily due to an increase of $4.7 million in professional fees which include legal and accounting fees related to the transaction costs associated with the Business Combination, an increase in payroll and personnel expense of $1.0 million, and an increase in building and maintenance costs of $0.5 million.
Convertible notes fair value adjustment
Convertible notes fair value adjustment changed to $8.5 million for the year ended December 31, 2023 from nil million for the year ended December 31, 2022. The $8.5 million was related to the increase of fair value by $4.0 million, $0.4 million and $4.1 million on the October 2022 Convertible Notes, the April 2023 Notes and the November 2023 Notes, respectively, during the year ended December 31, 2023. For the year ended December 31, 2022, we did not recognize any change in fair value related to the October 2022 Convertible Notes as there were not significant changes to the business, financing scenarios, or market conditions since the date of issuance.
Warrant liabilities fair value adjustment
Warrant liabilities fair value adjustment changed to $42.0 thousand for the year ended December 31, 2023 from nil million for the year ended December 31, 2022. The $42.0 thousand was related to the increase of fair value on the common stock warrant liabilities during the year ended December 31, 2023.
Interest expense
Interest expense increased to $1.7 million from $0.1 million for the years ended December 31, 2023 and 2022, respectively. The increase of $1.5 million was interest incurred from the convertible promissory notes issued in October 2022, April 2023, and November 2023, and the SVB Term Loan issued in February 2023.
Interest income
Interest income decreased to $3.0 thousand for the year ended December 31, 2023 from $39.0 thousand for the year ended December 31, 2022. The decrease in interest income of $36.0 thousand or 92% was driven by the decrease of cash balances in an asset management account.

Other (expense) income, net
Other expense was $20.0 thousand for the year ended December 31, 2023 compared to other income of $0.3 million for the year ended December 31, 2022. This decrease in other income of $0.3 million was primarily attributable to an increase in other expense of $0.5 million, related to the R&D tax credit received in 2022 for which Adagio no longer qualifies in 2023, offset by a favorable decrease of $0.2 million in foreign exchange currency unrealized loss.
Liquidity and Capital Resources
Sources of Liquidity
To date, we have financed our operations primarily through the sale of equity securities, convertible promissory notes and SVB Term Loan. Since inception we have incurred operating losses and negative cash flows and anticipate continuing to do so for at least the next several years.
As of March 31, 2024 and December 31, 2023, we had cash of $4.1 million and $1.4 million, respectively. For the three months ended March 31, 2024 and 2023, net losses were $8.0 million and $9.3 million, respectively, and net cash used in operating activities was $6.7 million and $6.4 million, respectively.
We do not believe our current cash and cash equivalents are sufficient to fund operations for at least the next 12 months from the issuance date of the financial statements. We believe that this raises substantial doubt about our ability to continue as a going concern.
We intend to mitigate the conditions and events that raise substantial doubt about its ability to continue as a going concern entity by (i) pursuing a public offering of its common stock or in a business combination with a special purpose acquisition company (“SPAC”) to obtain additional capital and align our long-term operating strategy (refer to Note 1-Organization and Description of Business in our condensed consolidated financial statements for the periods ended March 31, 2024 and December 31, 2023 for additional details), (ii) negotiate other cash equity or debt financing in the short-term, and (iii) continue to pursue the necessary regulatory approvals to launch commercially in the U.S. market. However, there can be no assurances that the current plans will generate any liquidity to us or be available on terms acceptable to us, or if at all.
If we are unable to maintain sufficient financial resources, its business, financial condition, and results of operations will be materially and adversely affected. We may be required to delay, limit, reduce or terminate its product discovery and development activities or future commercialization efforts. The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of our assets and the satisfaction of liabilities in the normal course of business.
Future Funding Requirements
In the future, we may need to raise additional funds through the issuance of debt and/or equity securities or otherwise. Until such time, if ever, that we can generate revenue sufficient to achieve profitability, we expect to finance our operations through equity or debt financings, which may not be available to us on the timing needed or on terms that we deem to be favorable. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we are unable to maintain sufficient financial resources, our business, financial condition and results of operations will be materially and adversely affected. We may be required to delay, limit, reduce or terminate our product discovery and development activities or future commercialization efforts.
Our future liquidity and capital funding requirements will depend on numerous factors, including:
•	our revenue growth;
•	our research and development efforts;
•	our sales and marketing activities;
•	our ability to raise additional funds to finance our operations;

•	the outcome, costs and timing of any clinical trial results for our current or future products;
•	the emergence and effect of competing or complementary products;
•	the availability and amount of reimbursement for procedures using our products;
•
our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	our ability to retain our current employees and the need and ability to hire additional management and sales, scientific and medical personnel;
•	the terms and timing of any collaborative, licensing or other arrangements that we have or may establish;
•	debt service requirements;
•	the extent to which we acquire or invest in businesses, products or technologies;
Our primary uses of capital are, and we expect will continue to be, investment in our commercial organization and related expenses, clinical research and development services, and related supplies, legal and other regulatory expenses, general administrative costs and working capital.
See the section of this proxy statement/prospectus titled “Risk Factors” for additional risks associated with our substantial capital requirements.
Debt Obligations
October 2022 Convertible Notes
In October 2022, we entered into a Note Purchase Agreement with investors for the issuance and sale of convertible promissory notes (the “October 2022 Convertible Notes”) with an aggregate principal amount of $9.5 million at an interest rate of eight percent (8.0%) per year. The October 2022 Convertible Notes had an original maturity date of October 27, 2023, which was subsequently extended to the latest of (i) January 5, 2024, (ii) termination of agreements between Adagio and ARYA in connection with a non-binding summary of certain proposed terms and conditions of the Business Combination, or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above.
The October 2022 Convertible Notes was also amended to subordinate to the April 2023 Notes (as described below) and provide for the conversion of all principal and accrued interest in respect of all the October 2022 Convertible Notes into shares of Series E Preferred Stock of Adagio in connection with the Business Combination. (refer to Note 7-Debt in our condensed consolidated financial statements for the periods ended March 31, 2024 and December 31, 2023 for additional details).
In November 2023 and February 2024, the October 2022 Convertible Notes were further amended to also subordinate the November 2023 Notes and the 2024 Bridge Financing Note. In the event of the consummation of the Business Combination, all principal and accrued interest in respect of the October 2022 Convertible Notes shall be converted into shares of Adagio Common Stock when multiplied by the exchange ratio applicable to the Adagio Common Stock in the Business Combination, which will entitle the holder of this note to receive a number of shares of the same class of common stock that are issued in the PIPE Financing equal to the then outstanding principal amount and any accrued and unpaid interest under this note, divided by 75% of the effective price of each share of common stock sold in the PIPE Financing.
April 2023 Notes
In April 2023, we issued a $5.0 million convertible promissory note that matures on the latest of (i) January 5, 2024, (ii) termination of agreements between Adagio and ARYA in connection with the Business Combination, or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above, and accrues simple interest at eight percent (8.0%) per annum. Additionally, we obtained the right to issue up to $10.0 million in additional convertible promissory notes available beginning one month after April 4, 2023 through the occurrence of an ARYA stockholder vote with regard to the Business Combination.

In the event of the consummation of the Business Combination, the April 2023 Notes shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
In November 2023, the April 2023 Notes were amended to align certain terms to the November 2023 Notes (refer to Note 7-Debt in our condensed consolidated financial statements for the periods ended March 31, 2024 and December 31, 2023 for additional details).
November 2023 Notes
On November 28, 2023, Adagio issued to Perceptive Life Sciences Master Fund, Ltd. (the “Perceptive PIPE Investor”), a $2.0 million convertible promissory note that matures on the latest of (i) January 5, 2024, (ii) termination of agreements between Adagio and ARYA in connection with a non-binding summary of the Business Combination, or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above (the “November 2023 Notes”). The November 2023 Notes accrues simple interest at eight percent (8.0%) per annum. Additionally, Adagio obtained the right to issue up to $6.0 million of Delayed Draw Commitment available beginning one month after November 28, 2023 through the occurrence of an ARYA stockholder vote with regard to the Business Combination.
In the event of the consummation of the Business Combination, the November 2023 Notes shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the then-outstanding principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
In December 2023, the November 2023 Notes were amended to permit the issuance of a Delayed Draw Commitment in the original amount of $6.0 million. On December 13, 2023 and December 28, 2023, Adagio drew the principal amount of $1.0 million and $2.0 million, respectively. During the three months ended March 31, 2024, Adagio drew the remaining principal amount of $3.0 million. The combined $6.0 million convertible promissory notes were issued pursuant to the clause and terms in the November 2023 Notes agreement (refer to Note 7-Debt in our condensed consolidated financial statements for the periods ended March 31, 2024 and December 31, 2023 for additional details).
2024 Bridge Financing Note
In connection with the Business Combination, certain investors executed a securities purchase agreement, dated February 13, 2024, with ListCo (the “Convertible Security Subscription Agreement”), pursuant to which ListCo will issue on the Closing Date to certain investors (“Convert Investors”) $20.0 million of 13% senior secured convertible notes (the “New Adagio Convertible Notes”), which will be convertible into shares of New Adagio Common Stock and warrants (the “Convert Warrants”), each of which will be exercisable on a cashless basis or for one share of New Adagio Common Stock at $24.00 per share, subject to adjustment (the “Base Convert Financing”). The New Adagio Convertible Notes will have a maturity of three years and nine months after the Closing and interest will be payable in cash or compound as additional principal outstanding.
The Perceptive PIPE Investor also purchased a $7.0 million convertible promissory note of Adagio (the “2024 Bridge Financing Note”) pursuant to a note purchase agreement, dated February 13, 2024, by and among the Perceptive PIPE Investor, Adagio and ListCo (the “2024 Bridge Financing Note Subscription Agreement”).
As of the issuance date, Adagio has received the principal of $7.0 million. On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into New Adagio Convertible Notes and Convert Warrants on the same terms as the other Convert Investors executing the Convertible Security Subscription Agreement (the conversion of the 2024 Bridge Financing Note held by the Perceptive PIPE Investor into New Adagio Convertible Notes and Convert Warrants and the purchase of New Adagio Convertible Notes and Convert Warrants by the other Convert Investors in the Base Convert Financing, the “Convertible Security Financing”). Subject to ARYA and New Adagio receiving any new financing or commitment for financing, whether in the form of equity, debt or convertible debt, before the closing date, the Perceptive PIPE Investor may request that on the closing date the 2024 Bridge Financing Note is repaid with the funds raised in connection with such Additional Financing instead of such 2024 Bridge Financing Note converting into New Adagio Convertible Notes and Convert Warrants. The New Adagio Convertible Notes, the Convert Warrants or any shares of New Adagio Common Stock issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. As set forth in the Convertible Security Subscription Agreement, the closing of $7,500,000 of financing by the Contingent Investor in the Convertible Security Financing is conditioned on New Adagio having a certain amount of available unrestricted cash on the Closing Date.
May 2024 Notes
On May 21, 2024, Adagio issued a $3.0 million convertible promissory note (“May 2024 Notes”) to Perceptive PIPE Investor that matures upon the termination of the Business Combination Agreement in accordance with its terms. It accrues simple interest at eight percent (8.0%) per annum.
In the event of the consummation of the Business Combination, effective upon the closing of the Business Combination, the May 2024 Notes shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the then-outstanding principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
Upon termination of the Business Combination and prior to a Qualified Financing (as defined below), all of the then-outstanding principal amount of this note and all other notes issued and any accrued and unpaid interest could be converted into an amount of shares of Adagio’s Series E Preferred Stock equal to the to be converted principal amount and any accrued and unpaid interest divided by the price per share/unit equal to $24.0 million divided by Adagio’s fully-diluted common stock equivalents at the time of the closing date of the conversion, provided that Adagio shall cause the shares of Series E Preferred Stock issued upon conversion of this note to bear an aggregate liquidation preference amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
In the event of any sale of a new series or class of preferred equity securities by Adagio following the termination of the Business Combination with aggregate proceeds of at least $10.0 million (a “Qualified Financing”), the then-outstanding principal amount and any accrued and unpaid interest could be converted into either Adagio’s Series E Preferred Stock, or the shares to be issued and sold in the Qualified Financing, in each case in an amount that is equal to (I) the to be converted principal amount and any accrued and unpaid interest divided by (II) the price per share/unit equal to the lesser of (aa) 75% of the per share/unit price in such Qualified Financing and (bb) an amount equal to $24.0 million divided by the number of fully-diluted common stock (or unit) equivalents at the time of the Qualified Financing. In the event that the preferred equity security issued in the Qualified Financing bears a liquidation preference less than 120%, Adagio will create a sub-series of such preferred security on identical terms to the security issued in the Qualified Financing, except that the aggregate liquidation preference of such sub-series will be an amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
June 2024 Notes
On June 25, 2024, Adagio issued a $2.5 million convertible promissory note (“June 2024 Notes”) to Perceptive PIPE Investor that matures upon the termination of the Business Combination Agreement in accordance with its terms. It accrues simple interest at eight percent (8.0%) per annum.
In the event of the consummation of the Business Combination, effective upon the closing of the Business Combination, the June 2024 Notes shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the then-outstanding principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
Upon termination of the Business Combination and prior to a Qualified Financing (as defined below), all of the then-outstanding principal amount of this note and all other notes issued and any accrued and unpaid interest could be converted into an amount of shares of Adagio’s Series E Preferred Stock equal to the to be converted principal amount and any accrued and unpaid interest divided by the price per share/unit equal to $24.0 million divided by Adagio’s fully-diluted common stock equivalents at the time of the closing date of the conversion, provided that Adagio shall cause the shares of Series E Preferred Stock issued upon conversion of this note to bear an aggregate liquidation preference amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.

In the event of any sale of a new series or class of preferred equity securities by Adagio following the termination of the Business Combination with aggregate proceeds of at least $10.0 million (a “Qualified Financing”), the then-outstanding principal amount and any accrued and unpaid interest could be converted into either Adagio’s Series E Preferred Stock, or the shares to be issued and sold in the Qualified Financing, in each case in an amount that is equal to (I) the to be converted principal amount and any accrued and unpaid interest divided by (II) the price per share/unit equal to the lesser of (aa) 75% of the per share/unit price in such Qualified Financing and (bb) an amount equal to $24.0 million divided by the number of fully-diluted common stock (or unit) equivalents at the time of the Qualified Financing. In the event that the preferred equity security issued in the Qualified Financing bears a liquidation preference less than 120%, Adagio will create a sub-series of such preferred security on identical terms to the security issued in the Qualified Financing, except that the aggregate liquidation preference of such sub-series will be an amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
SVB Term Loan
In February 2023, we entered into an agreement with Silicon Valley Bank to borrow an initial term loan advance of $3.0 million and a right to borrow a subsequent term loan advance of $2.0 million. The loans mature on January 1, 2025. In conjunction with the SVB Term Loan, we issued 32,720 common stock shares of warrants in February 2023, and distributed additional 16,360 common stock shares of warrants as of June 30, 2023. (Refer to Note 8-Warrants in our condensed consolidated financial statements for the periods ended March 31, 2024 and December 31, 2023 for additional details).
Cash Flows
The following table shows a summary of our cash flows for each of the periods shown below:
	Three months ended March 31,		Year Ended December 31,
(In thousands)	2024	2023	2023	2022
Statement of cash flows data:
Net Cash Used in Operating Activities	$(6,739)	$(6,397)	$(25,652)	$(22,412)
Net Cash Used in Investing Activities	(162)	(65)	(340)	(500)
Net Cash Provided by Financing Activities	9,571	3,018	21,875	9,525
Effect of Foreign Currency Translation on cash	30	(18)	(47)	81
Net Increase / (Decrease) in Cash and Cash Equivalents	$2,700	$(3,462)	$(4,164)	$(13,306)
Comparison of Results for the Three-Month Periods Ended March 31, 2024 and 2023 (unaudited)
Cash Flows Used in Operating Activities
Net cash used in operating activities for the three months ended March 31, 2024 was $6.7 million, consisting primarily of a net loss of $8.0 million as adjusted for non-cash items of $(1.0) million, and a net change in our net operating assets and liabilities of $2.3 million. Non-cash items primarily consisted of $0.3 million in depreciation and amortization, $0.1 million in stock-based compensation, $0.1 million related to the provision of inventory impairment, and offset by a gain of $1.7 million resulted from the change in fair value of convertible notes payable. Changes in our net operating assets and liabilities year-over-year, was primarily due to a $0.9 million increase in accounts payable, a $0.7 million increase in accrued liabilities, a $0.2 million increase in accrued transaction costs, and a $0.7 million increase in other accrued liabilities, which were primarily driven by the increase in transaction costs related to the Business Combination.
Net cash used in operating activities for the three months ended March 31, 2023 was $6.4 million, consisting primarily of a net loss of $9.3 million as adjusted for non-cash items of $2.7 million, and a net change in our net operating assets and liabilities of $0.2 million. Non-cash items primarily consisted of a loss of $2.4 million related to the change in fair value of convertible notes payables, $0.1 million in depreciation and amortization, and a $0.1 million in stock-based compensation. Changes in our net operating assets and liabilities year-over-year, was primarily due to a $0.2 million increase in accrued transaction costs, and a $0.2 million increase in other accrued liabilities, offset by a $0.2 million decrease in accrued liabilities. The changes were primarily driven by the increase in payroll expenses, and the increase in transaction costs related to the Business Combination.

Cash Flow Used in Investing Activities
Net cash used in investing activities for the three months ended March 31, 2024 was $0.2 million as compared to $0.1 million for the three months ended March 31, 2023. The increase of $0.1 million is primarily due to increased purchase of property and equipment in 2024.
Cash Flow Provided by Financing Activities
Net cash provided by financing activities for the three months ended March 31, 2024 was $9.6 million as compared to $3.0 million for the three months ended March 31, 2023. The increase of $6.6 million is primarily due to receiving $7.0 million from the issuance of the 2024 Bridge Financing Note, and $3.0 million from the additional draw of the November 2023 Notes, during the three months ended March 31, 2024; whereas during the three months ended March 31, 2023, there was $3.0 million cash proceeds received from the issuance of the SVB Term Loan. Additionally, net cash provided is further offset by $0.4 million repayment of the SVB Term Loan during the three months ended March 31, 2024.
Comparison of Results for the Years Ended December 31, 2023 and 2022 (audited)
Cash Flows Used in Operating Activities
Net cash used in operating activities for the year ended December 31, 2023 was $25.7 million, consisting primarily of a net loss of $38.1 million as adjusted for non-cash items of $9.7 million, and a net change in our net operating assets and liabilities of $2.8 million. Non-cash items primarily consisted of a $8.5 million change in fair value of convertible notes payables, $0.5 million in depreciation and amortization, $0.2 million non-cash operating lease expense, and a $0.4 million in stock-based compensation. Changes in our net operating assets and liabilities year-over-year, was primarily due to a $2.8 million increase in accounts payable, a $0.9 million increase in accrued liabilities, a $0.4 million increase in accrued transaction costs, and a $1.4 million increase in other accrued liabilities, which were primarily driven by the increase in payroll expenses, and the increase in transaction costs related to the Business Combination; the changes was offset by a $3.0 million increase in inventory.
Net cash used in operating activities for the year ended December 31, 2022 was $22.4 million, consisting primarily of a net loss of $23.7 million as adjusted for non-cash items of $0.9 million, and a net change in our net operating assets and liabilities of $0.3 million. Non-cash items primarily consisted of $0.5 million in depreciation and amortization, and a $0.4 million in stock-based compensation. Changes in our net operating assets and liabilities year-over-year, was primarily due to a $0.4 million increase in accounts payable, and a $0.2 million increase in accrued liabilities, which were primarily driven by the increase in payroll expenses, professional fees, and the expenditures in research and development; the changes was offset by a $0.3 million increase in prepaid expenses and other current assets.
Cash Flow Used in Investing Activities
Net cash used in investing activities for the year ended December 31, 2023 was $0.3 million as compared to $0.5 million for the year ended December 31, 2022. The decrease of $0.2 million is primarily due to decreased activities in purchasing property and equipment in 2023.
Cash Flow Provided by Financing Activities
Net cash provided by financing activities for the year ended December 31, 2023 was $21.9 million as compared to $9.5 million for the year ended December 31, 2022. The increase of $12.4 million is due to receiving $20.0 million and $3.0 million in proceeds from issuance of convertible notes payable and proceeds from issuance of SVB Term Loan, respectively, net by a $1.2 million repayment of non-convertible term loan during the year ended December 31, 2023; whereas during the year ended December 31, 2022, the proceeds from issuance of convertible notes payable is $9.5 million.
Off-Balance Sheet Arrangements
During the periods presented, we did not have, nor do we currently have, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not exposed to the financing, liquidity, market, or credit risk that could arise if we had engaged in those types of relationships.

Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in our audited consolidated financial statements and accompanying notes included elsewhere in this proxy statement/prospectus. We base our estimates on historical experience, current business factors and various other assumptions that we believe are necessary to consider forming a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses and the disclosure of contingent assets and liabilities. We are subject to uncertainties such as the impact of future events, economic and political factors, and changes in our business environment; therefore, actual results could differ from these estimates.
Accordingly, the accounting estimates used in the preparation of our audited consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to our audited consolidated financial statements.
On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.
Our significant accounting policies are described in Note 2-Summary of Significant Accounting Policies to our consolidated financial statements. These are the policies that we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.
Stock-Based Compensation
We recognize compensation expense for all stock-based awards issued to employees and non-employees based on the estimated grant-date fair value, which is recognized as expense on a straight-line basis over the requisite service period. We have elected to recognize forfeitures as they occur. The fair value of stock options is determined using the Black-Scholes option-pricing model. The determination of fair value for stock-based awards on the date of grant using an option-pricing model requires management to make certain assumptions including expected volatility, expected term, risk-free interest rate and expected dividends in addition to our common stock valuation. The assumptions used in calculating the fair value of stock-based awards represent our best estimates and involve inherent uncertainties and the application of our judgment.
All stock-based compensation costs are recorded in cost of products sold, research and development expense or selling, general, and administrative expense in the consolidated statements of operations and comprehensive loss based upon the respective employee’s or non-employee’s roles.
Common Stock Valuations
Due to the absence of a public trading market, we determined the fair value of our common stock by considering numerous objective and subjective factors. The factors considered include, but are not limited to:
(i)	the results of contemporaneous independent third-party valuations of our common stock;
(ii)	the prices, rights, preferences and privileges of our preferred stock relative to those of our common stock;
(iii)	the lack of marketability of our common stock;
(iv)	actual operating and financial results;
(v)	current business conditions and projects; and
(vi)	the likelihood of achieving a liquidity event
As of March 31, 2024 and December 31, 2023, the fair value of our common stock was determined with probability weighted expected return method (“PWERM”), which assessed the probability weighted depending on different scenarios. As of March 31, 2024, the valuation was based on the scenario (i) bankruptcy/suboptimal sale scenario reflecting a zero return to common shareholders, with 10% probability, (ii) an “as converted” merger with an 80% probability, and (iii) a delayed but successful liquidity event per the option pricing method, with

10% probability. As of December 31, 2023, the valuation was based on the scenario (i) the bankruptcy/suboptimal sale scenario reflecting a zero return to common shareholders, with 20% probability (ii) a consummation of a business combination transaction with a SPAC, with 40% probability, and (iii) a delayed but successful liquidity event per the option pricing method, with 40% probability.
As of March 31, 2024, in determining the value under the “as converted” merger, we utilized (i) a diluted equity value of $37.0 million and (ii) all dilutive instruments are expected to convert or be exercised resulting in 6,366,837 total common shares outstanding.
As of December 31, 2023, in determining the value under the consummation of a business combination transaction with a SPAC scenario, we utilized the preliminary terms of the letter of intent with such SPAC that (i) the transaction based on diluted equity value of $38.8 million and (ii) all dilutive instruments are expected to convert or be exercised resulting in 6,369,633 total common shares outstanding.
The valuation under the scenario of a delayed but successful liquidity event per the option pricing method was determined by the fair value per share at a marketable basis applied by a discount for lack marketability (“DLOM”). The fair value per share at a marketable basis was determined using the interval option value allocation approach. The DLOM was determined based on Finnerty put option model, marketability factors and restricted stock studies.
The significant unobservable inputs into the valuation model include:
•	the timing of potential events (for example, a consummation of a business combination transaction with a SPAC) and their probability of occurring;
•	the selection of guideline public company multiples; and
•	a discount for the lack of marketability of the common stock.
An increase or decrease in any of the unobservable inputs in isolation could result in a material change. In the future, depending on the weight of evidence and valuation approaches used, these or other inputs may have a more significant impact on the estimated fair value.
Convertible Notes Valuation
As permitted under ASC 825, Financial Instruments (“ASC 825”), Adagio elected the fair value option to account for the October 2022 Convertible Notes, the April 2023 Notes, the November 2023 Notes and the 2024 Bridge Financing Note in order to measure those liabilities at amounts that more accurately reflect the current economic environment in which Adagio operates.
Adagio recorded the October 2022 Convertible Notes, the April 2023 Notes, the November 2023 Notes and the 2024 Bridge Financing Note at fair value at issuance and subsequently remeasures them to fair value at each reporting period. Changes in fair value are recognized as convertible notes fair value adjustment in the statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the issuance of the October 2022 Convertible Notes, the April 2023 Notes, the November 2023 Notes and the 2024 Bridge Financing Note were expensed as incurred (i.e., not recognized as deferred costs). Refer to Note 3-Fair Value Measurements in our condensed consolidated financial statements for the periods ended March 31, 2024 and December 31, 2023 for additional detail.
As of March 31, 2024, Adagio calculated the value of the convertible notes based on the equity value from 409(a) valuations, considering the expected payoff of the convertible notes upon different types of events.
Utilizing the PWERM, Adagio assessed the probability that the October 2022 Convertible Notes would be converted to common stock through the result of a mandatory prepayment, PIPE Financing, or no PIPE Financing and no Qualified Financing (refer to Note 7-Debt in our condensed consolidated financial statements for the periods ended March 31, 2024 and December 31, 2023 for additional detail), weighted with a probability of 10%, 80% and 10%, respectively, as of March 31, 2024.
Utilizing the PWERM, Adagio assessed the probability that the April 2023 Notes and November 2023 Notes would be converted to common stock through the result of a liquidation event, PIPE Financing, or no PIPE Financing and no Qualified Financing, weighted with a probability of 10%, 80% and 10%, respectively, as of March 31, 2024. Adagio also implied a credit spread by calibrating the value of the April 2023 Notes at issuance to the par value and then adjusted the calibrated credit spread for seniority difference and the market related movements as appropriate.

Utilizing the PWERM, Adagio assessed the probability that the 2024 Bridge Financing Note would be converted to common stock as a result of a liquidation event, consummation of a transaction, or no transaction and no Qualified Financing, weighted with a probability of 10%, 80% and 10% as of March 31, 2024.
As of December 31, 2023, Adagio calculated the value of the convertible notes based on the equity value from 409(a) valuations, considering the expected payoff of the convertible notes upon different types of events.
Utilizing the PWERM, Adagio assessed the probability that the October 2022 Convertible Notes would be converted to common stock through the result of mandatory prepayment, Private Investment in PIPE Financing, or no PIPE Financing and no Qualified Financing, weighted with a probability of 20%, 40% and 40%, respectively, as of December 31, 2023.
Utilizing the PWERM, Adagio assessed the probability that the April 2023 Notes and the November 2023 Notes would be converted to common stock as a result of a liquidation event, PIPE Financing, or no PIPE Financing & no Qualified Financing, weighted with a probability of 20%, 40% and 40% as of December 31, 2023. Adagio also implied a credit spread by calibrating the value of the April 2023 Notes at issuance to the par value and then adjusted the calibrated credit spread for seniority difference and the market related movements as appropriate.
Additional assumptions used to estimate the fair value include: (i) the expected timing of the conversion, (ii) the amount subject to equity conversion, the sum of the notes’ principal and unpaid accrued interest, (iii) expected volatility, (iv) risk-free interest rate, and (v) the discount rate, based on the observed option-adjusted spread (OAS) data of traded bonds rated CCC-.
Warrants
Adagio accounts for certain common stock warrants outstanding as warrant liabilities at fair value, determined using the Black-Scholes option pricing model based on the common stock value from 409(a) valuation. The assumption used to estimate the fair value include: (i) expected volatility, (ii) risk-free interest rate, (iii) expected dividend yield, and (iv) expected term.
The liability is subject to re-measurement at each reporting period and any change in fair value is recognized in the condensed consolidated statements of operations and comprehensive loss. See Note 8-Warrants in our condensed consolidated financial statements for the periods ended March 31, 2024 and December 31, 2023 for additional information related to the warrants.
Term Loan
Adagio accounts for the SVB Term Loan at residual value on the date of issuance. The expected life of the SVB Term Loan is the contractual term ending on the maturity date. Adagio classifies the term loan as current liabilities within twelve months of the maturity date or when otherwise due. Interest expense is recognized in the consolidated statements of operations and comprehensive loss over the contractual term of the loan. See Note 7-Debt in our condensed consolidated financial statements for the periods ended March 31, 2024 and December 31, 2023 for additional information related to the SVB Term Loan.
Convertible Preferred Stock
Adagio records convertible preferred stock at fair value on the dates of issuance, net of issuance costs. Upon the occurrence of certain events that are outside our control, including a deemed liquidation event, holders of the convertible preferred stock can cause redemption for cash. As the preferred stock is considered to be contingently redeemable, the preferred stock has been classified outside of permanent equity. The preferred stock will be accreted to its redemption value if the deemed liquidation events are considered probable of occurring.
Strategic Realignment of Resources and Corporate Restructuring
On December 1, 2023, Adagio’s management approved a strategic realignment of resources and corporate restructuring (the “RIF”) designed to reallocate capital, conformant to its business focus for the next two years. As part of the RIF, Adagio initiated a reduction in its current workforce of 20 employees, representing approximately 19% of Adagio’s employees, which was completed on December 15, 2023. In compliance with the Worker Adjustment and Retraining Notification Act, Adagio has provided termination notices to affected employees and government authorities if required.

Adagio made no payment for severance or related benefit costs. Adagio made no payment of retention bonuses.
Emerging Growth Company Status
We are an emerging growth company (“EGC”), as defined in the JOBS Act. The JOBS Act permits companies with EGC status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.
In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.
We will remain an EGC under the JOBS Act until the earliest of (i) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (ii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates, or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three-years.
Qualitative and Quantitative Disclosures About Market Risk
We have operations primarily within the United States and we are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. We do not believe that inflation has had a material effect on our business, results of operations or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations or financial condition.
Our revenue generated in Europe, as well as costs and expenses denominated in Euro, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. We are exposed to foreign currency risks related to our revenue and operating expenses, along with certain intercompany transactions, denominated in Euro. Accordingly, changes in exchange rates may negatively affect our future revenue and other operating results as expressed in U.S. dollars. We do not believe that foreign currency exchange risk has had a material effect on our business, results of operations or financial condition.
Recent Accounting Pronouncements
See Note 2-Summary of Significant Accounting Policies in our condensed consolidated financial statements for the periods ended March 31, 2024 and December 31, 2023 for a description of recent accounting pronouncements applicable to our financial statements.

LISTCO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
References in this section of the prospectus to “we,” “us,” or “ListCo” refer to Aja HoldCo, Inc., a Delaware corporation. References to our “management” or our “management team” refer to our officers and directors. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.
Overview
As of March 31, 2024, ListCo is a Delaware corporation, formed by ARYA on December 19, 2023 (inception). ListCo has adopted a fiscal year-end of December 31. ListCo was formed to be the surviving company in connection with the proposed Business Combination between ARYA and Adagio. ListCo has no prior operating activities.
Proposed Business Combination and Recent Developments
On February 13, 2024, ARYA, ListCo, ARYA Merger Sub, Company Merger Sub, and Adagio entered into the Business Combination Agreement. The Business Combination Agreement contains certain customary representations, warranties, and covenants by the parties thereto and the Closing is subject to certain customary conditions and risks as further described therein. For additional information, please see “Proposal 1: Business Combination Proposal” and the section entitled “Risk Factors.”
On June 24, 2024, ARYA and ListCo entered into the June Subscription Agreements with the June PIPE Investors. Additionally, on June 24, 2024, ARYA and ListCo entered into an amendment to the Subscription Agreement with the Perceptive PIPE Investor, pursuant to which the May 2024 Notes, the June 2024 Notes, any Additional Convertible Notes that the Perceptive PIPE Investors elects to subject to its Subscription Agreement and any interest that has been accruing and will remain unpaid thereon prior to Closing will be contributed to ListCo at Closing. For additional information, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing.”
On June 25, 2024, ARYA and Adagio entered into the BCA Amendment. The BCA Amendment relates to an adjustment of the pre-Closing ownership of one of the stockholders of Adagio, a change to the post-Closing name of ListCo and changes to the terms of the Key Employee Incentive Plan and HoldCo Incentive Equity Plan.
Results of Operations
We had neither engaged in any operations nor generated any revenues through March 31, 2024. Our only activities through March 31, 2024 were organizational activities and completing the Business Combination. We do not expect to generate any operating revenues until after the completion of the Business Combination.
For the three months ended March 31, 2024 and the period from December 19, 2023 (inception) to December 31, 2023, we had net losses of $1,420,505 and $5,000, which consist of $1,420,505 of expenses related to the open market Subscription Agreement and $5,000 of legal expenses, respectively.
Liquidity and Capital Resources
In connection with ListCo’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Codification Subtopic 205-40, “Presentation of Financial Statements–Going Concern,” the liquidity of ListCo raises substantial doubt about its ability to continue as a going concern through the twelve months following the issuance of the financial statements. If ListCo is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations and reducing overhead expenses. ListCo cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. Additionally, the mandatory liquidation of ARYA also causes a going concern issue.
Contractual Obligations and Commitments
As of March 31, 2024, we have no contractual obligations and commitments outside of the agreements to which we are a party in connection with the Business Combination. Refer to “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination” for more detail.

Off-Balance Sheet Arrangements
We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of March 31, 2024 and December 31, 2023.
Critical Accounting Policies
The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the period reported. Actual results could materially differ from those estimates.
ListCo does not have any critical accounting policies.
Quantitative and Qualitative Disclosures about Market Risk
As of March 31, 2024, we had no material exposure to market risk.

ADAGIO EXECUTIVE COMPENSATION
Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to the “Adagio,” “we,” “us” or “our” refer to Adagio prior to the consummation of the Business Combination and to New Adagio and its consolidated subsidiaries following the Business Combination.
To achieve Adagio’s goals, Adagio has designed, and intends to modify as necessary, its compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving its goals.
Adagio believes its compensation program should promote the success of the company and align executive incentives with the long-term interests of its stockholders. As Adagio’s needs evolve, Adagio intends to continue to evaluate its philosophy and compensation programs as circumstances require.
This section provides an overview of Adagio’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below.
We are currently considered an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. Accordingly, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation, for our last completed fiscal year. Further, our reporting obligations extend only to “named executive officers,” which are the individuals who served as principal executive officer and the next two most highly compensated executive officers. For the year ended December 31, 2023, Adagio had three named executive officers, (i) Olav Bergheim, President and Chief Executive Officer, (ii) Hakon Bergheim, Chief Operating Officer, and (iii) John Dahldorf, Chief Financial Officer.
Summary Compensation Table for the Fiscal Year Ended December 31, 2023
The following table shows the compensation earned by Adagio’s named executive officers for the fiscal year ended December 31, 2023.
Name and principal position	Year	Salary ($)	Bonus ($)(2)	Option awards ($)(1)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Olav Bergheim President and Chief Executive Officer	2023	—	88,736	—	—	—	88,736
Hakon Bergheim Chief Operating Officer	2023	318,486(3)	79,629	—	—	—	398,115
John Dahldorf Chief Financial Officer	2023	283,333	122,003	309,700	—	—	715,036
(1)
In accordance with SEC rules, this column reflects the aggregate grant date fair value of the stock option awards granted during 2023, computed in accordance with FASB ASC 718. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(2)
As bonus payments for the 2023 performance year under the 2023 Bonus Program (described below) have not yet been determined nor paid as of yet, the bonus figures in the Summary Compensation Table have been conservatively calculated assuming performance levels equal to 80% of target. It is anticipated that bonus amounts will be determined in the second quarter of 2024, at which time the Adagio will disclose the amounts of such bonuses.

(3)	This value includes a retroactive correction for a pay error in 2022. As of March 16, 2023, Hakon Bergheim’s base salary was $308,210.
Bonus
On April 28, 2023, the board of directors of Adagio (the “Adagio Board”) approved Adagio’s annual bonus program for certain senior executives of Adagio, including the applicable target bonus percentages (the “2023 Bonus Program”). Bonuses payable under the 2023 Bonus Program are entirely discretionary, based on the achievement and satisfaction of certain specified performance metrics, and Adagio is under no obligation to pay them to any of its employees, regardless of performance. Bonuses under the 2023 Bonus Program are intended to be paid in the year following the year of performance. Actual performance levels for 2023 have not yet been determined nor approved by the Adagio Board, but payouts included herein are conservatively estimated to be at 80% of target.

Outstanding Equity Awards at Fiscal Year-End December 31, 2023
The following table sets forth certain information regarding equity awards granted to Adagio’s named executive officers that remain outstanding as of December 31, 2023:
	Option Awards(1)					Stock Awards
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable(1)	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($) (2)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)
Olav Bergheim	February 25, 2021	200,417	59,583(3)	7.74	February 24, 2031	—	—
Hakon Bergheim	December 12, 2018	6,000	0	1.63	December 12, 2028	—	—
	February 1, 2020	11,500	500(4)	2.02	February 1, 2030	—	—
	February 25, 2021	21,250	8,750(4)	7.74	February 25, 2031	—	—
	June 2, 2022	3,750	6,250(5)	7.97	June 2, 2032	—	—
John Dahldorf	April 28, 2023	0	75,555(5)	3.80	April 28, 2033	—	—
	April 28, 2023	0	5,945(5)	3.80	April 28, 2033	—	—
(1)
All outstanding stock option awards granted prior to June 2, 2022 were granted under and subject to the Adagio 2012 Stock Plan and all outstanding stock option awards granted on or after June 2, 2022 were granted under and subject to the Adagio 2022 Stock Plan, each described below under “—Adagio Stock Plans.”

(2)
The stock option awards were granted with a per share exercise price equal to the fair market value of one share of Adagio Common Stock on the date of grant, as determined in good faith by Adagio Board.

(3)
1/48th of the shares subject to this option vest on each monthly anniversary of the grant date, subject to Olav Bergheim continuing to be a service provider to Adagio through each such date. The unvested portion of the stock option award will be forfeited in connection with the consummation of the Business Combination.

(4)
25% of the shares subject to this option vested on the first annual anniversary of the grant date and 1/36 of the remaining number of shares subject to the option vest on each monthly anniversary thereafter, subject to Hakon Bergheim continuing to be a service provider to Adagio through each such date. The unvested portion of the stock option award will be forfeited in connection with the consummation of the Business Combination.

(5)
25% of the shares subject to this option vest on the first annual anniversary of the grant date and 1/36 of the remaining number of shares subject to the option vest on each monthly anniversary thereafter, subject to the option holder continuing to be a service provider to Adagio through each such date. The unvested portion of the stock option award will become vested on the consummation of the Business Combination.

Employment Arrangements with Named Executive Officers
John Dahldorf received an offer letter, dated April 18, 2023, from Adagio with respect to the position of Chief Financial Officer of Adagio starting on May 1, 2023 (the “Dahldorf Offer Letter”). The Dahldorf Offer Letter provides a base salary of $425,000, eligibility to earn a discretionary annual bonus of up to 50% of annual base salary, four weeks of vacation and reimbursement for reasonable expenses incurred in connection with the performance of his duties. The Dahldorf Offer Letter also states that it will be recommended to the Adagio Board that an option to purchase shares of Adagio Common Stock will be granted to John Dahldorf with an exercise price equal to the fair market value of the Adagio Common Stock as of the date of grant, and the option will vest in accordance with Adagio’s stock option plan. This grant was approved by the Adagio Board and the option to purchase shares of Adagio was granted to Mr. Dahldorf on April 28, 2023.
Equity Based Incentive Awards
Adagio’s equity-based incentive awards are designed to align the interests of Adagio and Adagio’s stockholders with those of Adagio’s employees and consultants, including Adagio’s named executive officers. The Adagio Board is responsible for approving equity grants to Adagio’s employees and consultants, including Adagio’s named executive officers. In 2023, stock option awards were the only form of equity awards Adagio granted to its named executive officers. Adagio has granted stock option awards under its 2012 Stock Plan and its 2022 Stock Plan, as described below under “—Adagio Stock Plans.”
All options are granted with an exercise price per share that is no less than the fair market value of a share of Adagio Common Stock on the date of grant of such award. Adagio’s stock option awards generally vest over a four-year period and option awards granted under the 2022 Stock Plan are subject to acceleration of vesting and exercisability upon a change in control of Adagio, which is expected to include the Business Combination. See “—Outstanding Equity Awards at Fiscal Year-End.”
Recent Grants
No equity-based incentive awards have been granted since January 1, 2024.
Potential Payments Upon Termination or Change of Control
Regardless of the manner in which a named executive officer’s service to Adagio terminates, each named executive officer is entitled to receive amounts earned during his or her term of service, including any unpaid salary and unused vacation, as applicable (collectively, the “Accrued Amounts”).
Hakon Bergheim and John Dahldorf hold stock options granted subject to the general terms of the 2022 Stock Plan, which accelerate vesting on a change in control and are expected to accelerate as a result of the consummation of the Business Combination, as described above in “—Outstanding Equity Awards at Fiscal Year-End.”
Other than the Accrued Amounts, none of the named executive officers are entitled to any additional payments or benefits following their termination of employment.
Benefits and Perquisites
Adagio provides benefits to its named executive officers on the same basis as provided to all of its employees, including health, dental and vision insurance, life insurance, accidental death and dismemberment insurance, short-and long-term disability insurance, a flexible spending account, and a tax-qualified Section 401(k) plan for which no match is provided by Adagio. Adagio does not maintain any executive-specific benefit or perquisite programs.
Retirement Benefits
Adagio maintains a 401(k) retirement savings plan, for the benefit of employees, including its named executive officers, who satisfy certain eligibility requirements. The 401(k) plan provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code and the applicable limits under the 401(k) plan, on a pre-tax or after-tax (“Roth”) basis, through contributions to the 401(k) plan. All of a participant’s contributions into the 401(k) plan are 100% vested when contributed. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan. Adagio does not provide a match for participants’ elective contributions to the 401(k) plan, nor does Adagio provide to employees, including its named executive officers, any other retirement benefits, including without limitation any tax-qualified defined benefit plans, supplemental executive retirement plans and nonqualified defined contribution plans.
Adagio Stock Plans
Adagio maintains the 2012 Stock Plan and the 2022 Stock Plan, which permit the granting of incentive stock options, nonstatutory stock options and stock purchase rights to employees and other service providers of Adagio or any parent, subsidiary or affiliate of Adagio. No awards were granted under the 2012 Stock Plan after the adoption of the 2022 Stock Plan. However, the 2012 Stock Plan continues to govern the terms and conditions of the outstanding awards previously granted under the 2012 Stock Plan.
It is expected that as of the consummation of the Business Combination, the 2012 Stock Plan, the 2022 Stock Plan and all outstanding awards under such plans will be automatically terminated and Adagio will not grant any additional awards under the 2012 Stock Plan or 2022 Stock Plan thereafter. Any underwater options will be terminated in connection with the Business Combination for no consideration, and any in-the-money options granted under the 2022 Stock Plan will accelerate and vest per the terms of the 2022 Stock Plan and the award agreements thereunder, and any unexercised vested options shall be converted into options to purchase of New Adagio Common Stock.
As of December 31, 2023, stock options covering an aggregate of 747,001 shares of Adagio Common Stock were outstanding under the 2012 and 2022 Stock Plans.
Interests of Adagio Directors and Executive Officers in the Business Combination
Adagio’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of ARYA shareholders generally. These interests include, among other things, the following:
•
the fact that certain of Adagio’s directors are expected to become directors of New Adagio upon the Closing and will receive compensation under the New Adagio director compensation policy described in the section entitled “Management of New Adagio Following the Business Combination–Director Compensation”;

•
the fact that Adagio’s executive officers are expected to become executive officers of New Adagio upon the Closing, serving in the same position they are currently serving with Adagio, in each case on substantially the terms described in the sections entitled “Management of New Adagio Following the Business Combination—Executive Compensation”;

•
the substantial number of shares of New Adagio to be issued to Adagio’s directors, executive officers and/or their affiliated entities, as set forth in the section entitled “Beneficial Ownership of Securities,” in addition to the outstanding equity awards held by certain directors and executive officers of Adagio, as set forth in the sections entitled “–Adagio Executive Compensation” and “–New Adagio Director Compensation,” which will be assumed by New Adagio in connection with the Closing;

•
the fact that the Investor Rights Agreement was entered into by certain of Adagio’s executive officers or their affiliated entities, as set forth in the section entitled “Certain Relationships and Related Person Transactions”; and

•
the continued indemnification of Adagio’s directors and officers, as set forth in the section entitled “Certain Relationships and Related Person Transactions,” and the continuation of Adagio’s directors’ and officers’ liability insurance after the Business Combination (i.e., a “tail policy”).

NEW ADAGIO DIRECTOR COMPENSATION
Unless the context otherwise requires, any reference in this section of this proxy statement/prospectus to the “Adagio,” “we,” “us” or “our” refer to Adagio prior to the consummation of the Business Combination and to New Adagio and its consolidated subsidiaries following the Business Combination.
Adagio currently has no formal policy under which directors receive compensation for their service on the Adagio Board or its committees. Adagio’s policy is to reimburse directors for reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as directors, and Adagio occasionally grants stock options to directors.
Director Compensation Table
The table below summarizes the compensation of each person serving as an Adagio director for the year ended December 31, 2023.
Name	Fees earned or paid in cash ($)	Option awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
James L. Cox, MD	—	—	—	78,000(1)	78,000
Tuan Huynh	—	—	—	—	—
Zach Scheiner, PhD(2)	—	—	—	—	—
Michael Zhao(3)	—	—	—	—	—
Olav Bergheim(4)	—	—	—	—	—
Hakon Bergheim(5)	—	—	—	—	—
(1)	Represents fees paid to James L. Cox, MD for consulting services.
(2)	Resigned on November 10, 2023.
(3)	Resigned on September 4, 2023.
(4)	Compensation received for services performed as President and Chief Executive Officer are described under “—Summary Compensation Table for the Fiscal Year Ended December 31, 2023.”
(5)
Elected to the Adagio Board on November 28, 2023. Compensation received for services performed as Chief Operating Officer are described under “—Summary Compensation Table for the Fiscal Year Ended December 31, 2023.”

Recent Stock Option Grants
No stock option grants have been made to directors since January 1, 2024.
Director Compensation Policy
The New Adagio Board expects to review director compensation periodically to ensure that director compensation remains competitive such that New Adagio is able to recruit and retain qualified directors.

MANAGEMENT OF NEW ADAGIO FOLLOWING THE BUSINESS COMBINATION
Name	Age	Position
Executive Officers
Olav Bergheim	74	Chief Executive Officer and Chairman
John Dahldorf	68	Chief Financial Officer
Hakon Bergheim	42	Chief Operating Officer
Non-Employee Directors
James L. Cox, M.D.(2)	81	Director
Keyvan Mirsaeedi-Farahani, M.D.(3)	37	Director
Timothy Moran(1)(3)	52	Director
Shahram Moaddeb(1)(2)	64	Director
Orly Mishan(3)	51	Director
(1)	Expected to be a member of the audit committee, effective upon the Closing.
(2)	Expected to be a member of the compensation committee, effective upon the Closing.
(3)	Expected to be a member of the nominating and corporate governance committee, effective upon the Closing.
Executive Officers
Olav Bergheim, 74, has served as the Chairman of the Board and Chief Executive Officer of Adagio since January 2011. Mr. Bergheim will serve as the Chief Executive Officer and is anticipated to be appointed as Chairman of the Board of Directors of New Adagio. Mr. Bergheim is the Founder and Managing Director of Fjord Ventures LLC (“Fjord Ventures”), a life science accelerator company which contains several companies in its portfolio including Adagio, each of which was founded by Mr. Bergheim. Prior to starting Fjord Ventures, Mr. Bergheim was the General Partner of Domain Associates from 1995 to 2005, where he created Creation Initiative, which led the formation of several companies including Chimeric Therapies, Inc., VenPro, 3F Therapeutics, Inc. (acquired by Medtronic), Orqis Medical Corporation, Vessix Vascular, Inc. (acquired by Boston Scientific), Volcano Therapeutics, Inc. (acquired by Phillips), and Glaukos Corporation (Nasdaq: GKOS). In addition, since June 2006, Mr. Bergheim has served as Chairman of the Board of Directors and as a member of the compensation committee of Sonedo, Inc., a dental technology company that he co-founded, Mr. Bergheim holds a Bachelor of Science and a Master of Science degree in pharmacy from the University of Oslo, Norway, and completed the Executive Master of Business Administration program at the University of Virginia’s Darden School of Business. We believe Mr. Bergheim is qualified to serve as a director of New Adagio due to his business and leadership experience and deep knowledge of Adagio as its founder.
John Dahldorf, 68, has served as the Chief Financial Officer of Adagio since May 2023. Mr. Dahldorf will serve as the Chief Financial Officer of New Adagio. Prior to Adagio, from October 2017 to March 2023, Mr. Dahldorf served as Chief Financial Officer of SCN BestCo, a nutraceutical company that develops and manufactures pharmaceutical dosage forms for the OTC marketplace, where he oversaw all aspects of finance and information technology functions. In addition, since December 2021, Mr. Dahldorf has served as a Director, Chairperson of the audit committee and member of the compensation committees of Hyperfine Inc., a medical technology company. Mr. Dahldorf holds a Master of Business Administration and a Bachelor of Business degree in finance from Western Illinois University.
Hakon Bergheim, 42, joined Adagio in September 2012 and has served as the Chief Operating Officer since January 2018. Mr. Bergheim will serve as the Chief Operating Officer of New Adagio. Mr. Bergheim oversaw the development of every function within Adagio. Prior to Adagio, Mr. Bergheim was employed at Edwards Lifesciences in both Quality and Manufacturing from 2007 to 2010. Mr. Bergheim holds a Bachelor of Science degree in Chemical Engineering from the University of California Irvine and a Master of Business Administration degree from the University of Southern California.
Non-Employee Directors
James L. Cox, M.D., 81, is a founder of Adagio and has served as a director since January 2011 and as a consultant to Adagio since September 2012. Dr. Cox is a cardiac surgeon, scientific investigator and medical device entrepreneur who pioneered the field of surgical intervention for cardiac arrhythmias, including the eponymous

Cox-Maze procedure for the treatment of atrial fibrillation. Dr. Cox has served as the Surgical Director of the Center for Heart Rhythm Disorders at the Bluhm Cardiovascular Institute and the Visiting Professor of Surgery at the Feinberg School of Medicine at Northwestern University since January 2017, and as a full-time Professor of Surgery at the Feinberg School of Medicine at Northwestern University since September 2018. From 1983 to 1997, Dr. Cox served as Professor of Surgery and Chief of the Division of Cardiothoracic Surgery at Washington University School of Medicine and Cardiothoracic Surgeon-in-Chief at Barnes Hospital in St. Louis. During this tenure, he became the first Evarts A. Graham Professor of Surgery and Vice-Chair of the Department of Surgery. From 2006 to December 2016, Dr. Cox was the Emeritus Evarts A. Graham Professor of Surgery at Washington University in St. Louis. Dr. Cox was also previously Professor and Chairman of the Department of Thoracic and Cardiovascular Surgery at Georgetown University Medical Center and Associate Professor of Surgery at Duke University Medical Center. In addition to Adagio, Dr. Cox currently serves on the boards of directors of PAVmed, Inc. (Nasdaq: PAVM) since January 2015, and Lucid Diagnostics, Inc. (Nasdaq: LUCD) since May 2018. Dr. Cox is also the Founder and served as Chairman of the Board of Directors of the World Heart Foundation from 2000 to 2012. Dr. Cox received his general and cardiothoracic surgical training at Duke University School of Medicine, during which time he spent two years in the U.S. Army Medical Corps. Dr. Cox received his M.D. from the University of Tennessee, where he received the Alpha Omega Alpha Distinguished Graduate Award. We believe Dr. Cox is qualified to serve as a director of New Adagio due to his distinguished career as a world-renowned cardiac surgeon and scientific investigator, his recognition as a thought leader and innovator both as a surgeon and medical device entrepreneur, his extensive experience in the medical device industry and his widespread relationships in all segments of the healthcare community.
Keyvan Mirsaeedi-Farahani, MD, 37, joined Perceptive Advisors in 2016 and is a Managing Director on the investment team. Dr. Mirsaeedi-Farahani’s focus is on early and late stage therapeutics, and early stage medical devices. Prior to joining Perceptive Advisors, Dr. Mirsaeedi-Farahani was a Business Analyst at McKinsey & Company from 2009 to 2011. Dr. Mirsaeedi-Farahani earned an MD from the Perelman School of Medicine at the University of Pennsylvania, an MBA from the Harvard Business School, and dual BS/BBA degrees from the University of Michigan. We believe Dr. Mirsaeedi-Farahani is qualified to serve as a director of New Adagio due to his broad operational and transactional experience.
Timothy Moran, 52, is the President and Chief Executive Officer of Avertix Medical since May 2023. Previously, Mr. Moran served as the Chief Executive Officer and director of Motus GI Holdings Inc. (Nasdaq: MOTS) between in October 2018 and May 2023, and is currently the Chairman of the board of directors. From October 2015 to September 2018, Mr. Moran served as President of the Americas, ConvaTec Group Plc (LON: CTEC) (“ConvaTec”), an international medical products and technologies company. Prior to his employment at ConvaTec, Mr. Moran held roles in sales, marketing and general management over the course of eighteen years at Covidien plc (“Covidien”), an Irish-headquartered global health care products company and manufacturer of medical devices and supplies. While at Covidien, until September 2015, Mr. Moran served simultaneously as Vice President and General Manager of both the SharpSafety and Monitoring & Operating Room divisions. Following the 2015 acquisition of Covidien by Medtronic plc (NYSE: MDT), Mr. Moran was named the Global Vice President and General Manager of the Patient Care and Safety Division. Mr. Moran earned a B.A. in Organizational Communication at The State University of New York at Geneseo. We believe Mr. Moran is qualified to serve as a director of New Adagio due to his broad commercial experience and leadership in the medical technology sector.
Shahram Moaddeb, 63, has over 30 years of experience and leadership in the global medical device sector including both large and small companies. Mr. Moaddeb is the founder of Adventus Ventures, LLC, a medical technology incubator and early investment company, and has served as chairman of its board of directors since January 2017. He has also served as the CEO and chairman of the board of directors for Allevion Therapeutics Inc, since January 2018, and the chairman of the board of directors for Pressao Medical, Inc since January 2018 and Vascular health, Inc since January 2020. Mr. Moaddeb held senior level R&D positions for 20 years in the field of electrophysiology with Biosense Webster, Inc., a Johnson & Johnson company, from 1996 to 2004 and from 2009 to 2011, and Pacesetter, Inc. (d/b/a St. Jude Medical CRMD), a St. Jude Medical Company, from 1986 to 1996. Mr. Moaddeb earned an M.S. in Physics from Pittsburg State University. We believe that Mr. Moaddeb’s broad operational and transactional experience make him well qualified to serve as a director of New Adagio.
Orly Mishan, 51, joined Perceptive Advisors in March 2022 as Managing Director, Perceptive Discovery. Ms. Mishan has over 25 years of device and biopharma industry experience in large and small companies as well as investment firms. She was a senior advisor of Cerevel Therapeutics between April and June 2021, and served as its

Chief Business Officer between July 2019 and March 2021. Previously, from January 2017 to July 2019, Ms. Mishan served as a principal at Bain Capital Life Sciences (BCLS). As part of the founding team of BCLS, Ms. Mishan led their investment in Kestra Medical in 2017 and currently serves on its board of directors. Prior to joining Bain Capital Life Sciences, Ms. Mishan held roles of increasing responsibility at Biogen Inc. from December 2015 to January 2017, most recently as the Vice President of Corporate Strategy. From June 2004 to September 2014, Ms. Mishan held various leadership positions at Boston Scientific, most recently as Director, Healthcare Solutions. Ms. Mishan began her career as a business analyst at McKinsey & Company and transitioned to a role in the healthcare industry at Pfizer Pharmaceuticals. Ms. Mishan received her B.A. in economics and political science from Columbia College, Columbia University. We believe Ms. Mishan is qualified to serve as a director of New Adagio due to her broad operational and transactional experience.
Family Relationships
Olav Bergheim, the Chief Executive Officer who is also anticipated to be appointed as the Chairman of the Board of Directors of New Adagio, is father to Hakon Bergheim, the Chief Operating Officer of New Adagio. There are otherwise no family relationships among any of the expected directors and executive officers of New Adagio.
Composition of the Board of Directors Following the Business Combination
In accordance with the terms of the Proposed Certificate of Incorporation and Proposed Bylaws, the New Adagio Board will be divided into three staggered classes of directors and each director will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a 3-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the year 2025 for Class I directors, 2026 for Class II directors and 2027 for Class III directors. Messrs. Bergheim and Cox will be Class I directors, Ms. Mishan and Mr. Moaddeb will be Class II directors, and Messrs. Mirsaeedi-Farahani, Moran and one incoming director whom New Adagio anticipates will be appointed on or prior to the Closing and will be a Class III director.
Director Independence
Under the Nasdaq listing standards, a majority of the members of the New Adagio Board must qualify as “independent,” as affirmatively determined by the New Adagio Board. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. It is anticipated that each individual expected to serve on the New Adagio Board upon consummation of the Business Combination other than Olav Bergheim will qualify as an independent director under Nasdaq listing standards.
Role of the New Adagio Board of Directors in Risk Oversight
Upon the Closing, one of the key functions of the New Adagio Board will be informed oversight of the risk management process. The New Adagio Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New Adagio Board as a whole, as well as through various standing committees of the New Adagio Board that address risks inherent in their respective areas of oversight. In particular, the New Adagio Board will be responsible for monitoring and assessing strategic risk exposure and the New Adagio audit committee will have the responsibility to consider and discuss major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. The New Adagio compensation committee will be responsible for overseeing the management of risks relating to executive compensation plans and arrangements. The compensation committee will also assess and monitor whether compensation plans, policies and programs comply with applicable legal and regulatory requirements.
Committees of the Board of Directors
Following the consummation of the Business Combination, it is anticipated that the New Adagio Board will have three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee
Upon consummation of the Business Combination, it is anticipated that two of the members of the New Adagio audit committee will be Shahram Moaddeb and Timothy Moran. The chairperson and other member(s) of the audit committee will be determined following the date of this proxy statement/prospectus. Under the Nasdaq listing rules and applicable SEC rules, we are required to have at least three members of the audit committee. The rules of the Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be composed solely of independent directors for audit committee purposes, and it is anticipated that each member will qualify as an independent director for audit committee purposes under applicable rules. New Adagio intends to rely on the phase-in exemption provided under Rule 10A-3 of the Exchange Act and the Nasdaq rules. In accordance with the phase-in exemption, New Adagio expects that a majority of the members of the New Adagio audit committee will satisfy the independence standards under the Exchange Act and Nasdaq listing rules within 90 days of the closing of the Business Combination and expects to have an audit committee comprised of at least three directors who will all satisfy the independence standards under the Exchange Act and Nasdaq listing rules within 12 months of the Closing of the Business Combination. Messrs. Moaddeb and Moran are financially literate and it is anticipated that each additional member of the audit committee that will be appointed following the date of this proxy statement/prospectus will be financially literate. Further, at least one of the additional members of the audit committee that will be appointed subsequently to the date of the proxy statement/prospectus will qualify as an “audit committee financial expert” as defined in applicable SEC rules.
Following the consummation of the Business Combination, the audit committee will, among other things:
•	select, retain, compensate, evaluate, oversee and, where appropriate, terminate New Adagio’s independent registered public accounting firm;
•	review and approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent registered public accounting firm;
•	evaluate the independence and qualifications of New Adagio’s independent registered public accounting firm;
•	review the New Adagio financial statements, and discuss with management and New Adagio’s independent registered public accounting firm the results of the annual audit and the quarterly reviews;
•
review and discuss with management and New Adagio’s independent registered public accounting firm the quality and adequacy of New Adagio’s internal controls and New Adagio’s disclosure controls and procedures;

•	discuss with management New Adagio’s procedures regarding the presentation of New Adagio’s financial information, and review earnings press releases and guidance;
•	oversee the design, implementation and performance of New Adagio’s internal audit function, if any;
•	set hiring policies with regard to the hiring of employees and former employees of New Adagio’s independent registered public accounting firm and oversee compliance with such policies;
•	review, approve and monitor related party transactions;
•	review and monitor compliance with New Adagio’s Code of Business Conduct and Ethics and consider questions of actual or possible conflicts of interest of New Adagio’s directors and officers;
•
adopt and oversee procedures to address complaints regarding accounting, internal accounting controls and auditing matters, including confidential, anonymous submissions by New Adagio’s employees of concerns regarding questionable accounting or auditing matters;

•	review and discuss with management and New Adagio’s independent registered public accounting firm the adequacy and effectiveness of New Adagio’s legal, regulatory and ethical compliance programs; and
•	review and discuss with management and New Adagio’s independent registered public accounting firm New Adagio’s guidelines and policies to identify, monitor and address enterprise risks.
The New Adagio audit committee will operate under a written charter, to be effective upon the consummation of the Business Combination, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Compensation Committee
Upon consummation of the Business Combination, the New Adagio compensation committee will consist of at least three members of the New Adagio Board, all of which will be independent directors. Shahram Moaddeb and James L. Cox are expected to serve on the compensation committee, and Mr. Moaddeb is expected to serve as the chairperson of the compensation committee. Additional member(s) of the compensation committee are expected to be appointed following the date of this proxy statement/prospectus.
Following consummation of the Business Combination, the New Adagio compensation committee will, among other things:
•	review and approve or recommend to the New Adagio Board for approval the compensation for the New Adagio executive officers, including the New Adagio chief executive officer;
•	review, approve and administer the New Adagio employee benefit and equity incentive plans;
•	advise the New Adagio Board on stockholder proposals related to executive compensation matters;
•	establish and review the compensation plans and programs of New Adagio’s employees, and ensure that they are consistent with New Adagio’s general compensation strategy;
•	oversee the management of risks relating to executive compensation plans and arrangements;
•	monitor compliance with any stock ownership guidelines;
•	approve the creation or revision of any clawback policy;
•	review and approve or recommend to the New Adagio Board for approval non-employee director compensation; and
•	review executive compensation disclosure in New Adagio’s SEC filings and prepare the compensation committee report required to be included in New Adagio’s annual proxy statement.
The New Adagio compensation committee will operate under a written charter, to be effective upon the consummation of the Business Combination, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.
Nominating and Corporate Governance Committee
Upon consummation of the Business Combination, the New Adagio nominating and corporate governance committee will consist of at least two members of the New Adagio Board, all of which will be independent directors. The members of the nominating and corporate governance committee are expected to be Timothy Moran, Keyvan Mirsaeedi-Farahani and Orly Mishan. Mr. Moran is expected to serve as the chairperson of the nominating and corporate governance committee.
Following consummation of the Business Combination, the New Adagio nominating and corporate governance committee will, among other things:
•	review, assess and make recommendations to the New Adagio Board regarding desired qualifications, expertise and characteristics sought of board members;
•	identify, evaluate, select or make recommendations to the New Adagio Board regarding nominees for election to the New Adagio Board;
•	develop policies and procedures for considering stockholder nominees for election to the New Adagio Board;
•	review New Adagio’s succession planning process for the New Adagio chief executive officer and any other members of the New Adagio executive management team;
•	review and make recommendations to the New Adagio Board regarding the composition, organization and governance the New Adagio Board and its committees;
•	review and make recommendations to the New Adagio Board regarding the New Adagio corporate governance guidelines and corporate governance framework;
•	oversee director orientation for new directors and continuing education for the New Adagio directors;

•	oversee New Adagio’s Environmental, Social and Governance (“ESG”) programs and related disclosures and communications;
•	oversee the evaluation of the performance of the New Adagio Board and its committees; and
•	administer policies and procedures for communications with the non-management members of the New Adagio Board.
The New Adagio nominating and corporate governance committee will operate under a written charter, to be effective upon the consummation of the Business Combination, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.
Director Compensation
The New Adagio Board or the New Adagio compensation committee will determine the annual compensation to be paid to the members of the New Adagio Board following the completion of the Business Combination.
Executive Compensation
Following the Closing, New Adagio intends to develop an executive compensation program that is designed to align compensation with New Adagio’s business objectives and the creation of stockholder value, while enabling New Adagio to attract, motivate and retain individuals who contribute to the long-term success of New Adagio.
Decisions on the executive compensation program will be made by the New Adagio compensation committee of the New Adagio Board.
New Adagio intends to adopt the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan and the ESPP.
The 2024 Equity Incentive Plan
Prior to the effectiveness of this proxy statement/prospectus, New Adagio intends to adopt the 2024 Equity Incentive Plan. The 2024 Equity Incentive Plan will enable New Adagio to provide stock-based incentives that align the interests of employees, consultants and directors with those of the stockholders of New Adagio by motivating its employees to achieve long-term results and rewarding them for their achievements and to attract and retain the types of employees, consultants and directors who will contribute to New Adagio’s long-range success.
Material Terms of the 2024 Equity Incentive Plan
The following summary of the material terms of the 2024 Equity Incentive Plan is qualified in its entirety by the full text of the 2024 Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex W.
Effective Date; Duration of the 2024 Equity Incentive Plan
The 2024 Equity Incentive Plan will become effective upon approval by New Adagio’s stockholders and will remain in effect until the tenth anniversary of its effective date, unless terminated earlier by the New Adagio Board.
Plan Administration
The 2024 Equity Incentive Plan will be administered by the compensation committee of the New Adagio Board. The compensation committee will have the authority to, among other things, interpret the 2024 Equity Incentive Plan, determine who will be granted awards under the 2024 Equity Incentive Plan, determine the terms and conditions of each award and take action as it determines to be necessary or advisable for the administration of the 2024 Equity Incentive Plan.
Eligibility
The New Adagio compensation committee may grant awards to any employee, officer, consultant or director of New Adagio and its affiliates. Only employees are eligible to receive incentive stock options.

Shares Available for Awards; Limits on Awards
The 2024 Equity Incentive Plan authorizes the issuance of up to 5,020,435 shares of New Adagio Common Stock in the no-redemption scenario (the “Initial Share Reserve”), plus an annual increase on the first day of each year beginning in 2025 and ending in (and including) 2034 equal to the lesser of (A) five percent (5%) of the shares of New Adagio Common Stock outstanding on a fully diluted basis on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of New Adagio Common Stock as determined by the New Adagio Board or the compensation committee thereof (the sum of such shares of New Adagio Common Stock available for issuance under the 2024 Equity Incentive Plan, the “Total Share Reserve”).
Up to the Initial Share Reserve may be issued under the 2024 Equity Incentive Plan, in the aggregate, through the exercise of incentive stock options.
No non-employee director may be granted awards, during any fiscal year, with respect to shares of New Adagio Common Stock that, together with any cash fees paid to the director during the fiscal year, have a total value that exceeds $750,000 or ($1,000,000 in the fiscal year of their initial service as a non-employee director) (calculating the value of any awards based on the grant date fair value for financial reporting purposes), provided that such limitation shall be applied without regard to awards granted to the non-employee directors during any period in which such individual was an employee of New Adagio or was otherwise providing services to New Adagio other than in the capacity as a non-employee director.
If any outstanding award expires or is canceled, forfeited, is settled for cash or terminated without issuance of the full number of shares of New Adagio Common Stock to which the award related, then the shares subject to such award will again become available for future grant under the 2024 Equity Incentive Plan. Shares tendered in payment of the option exercise price or delivered or withheld by New Adagio to satisfy any tax withholding obligation, or shares covered by a stock-settled stock appreciation right or other awards that were not issued upon the settlement of the award will not again become available for future grants under the 2024 Equity Incentive Plan. To the extent permitted under applicable law, awards that provide for the delivery of shares of New Adagio Common Stock subsequent to the applicable grant date may be granted in excess of the Total Share Reserve if such awards provide for the forfeiture or cash settlement of such awards to the extent that insufficient shares of New Adagio Common Stock remain under the Total Share Reserve at the time that shares of New Adagio Common Stock would otherwise be issued in respect of such award. In addition, until the termination of the 2024 Equity Incentive Plan, the following shares of New Adagio Common Stock shall be available for future grants of awards under the 2024 Equity Incentive Plan: (i) shares of New Adagio Common Stock tendered by a holder or withheld by New Adagio in payment of the exercise price of an option; (ii) shares of New Adagio Common Stock tendered by the holder or withheld by New Adagio to satisfy any tax withholding obligation with respect to an award; and (iii) shares of New Adagio Common Stock subject to stock appreciation rights that are not issued in connection with the stock settlement of the stock appreciation rights on exercise thereof. Notwithstanding anything to the contrary described herein, shares of New Adagio Common Stock purchased on the open market with the cash proceeds from the exercise of options shall not be available for future grants of awards under the 2024 Equity Incentive Plan. Until the termination of the 2024 Equity Incentive Plan, any shares of New Adagio Common Stock repurchased by New Adagio with respect to performance stock awards or restricted stock awards at the same price paid by the holder or a lower price so that such shares of New Adagio Common Stock are returned to New Adagio will again be available for awards under the 2024 Equity Incentive Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards shall not be counted against the shares of New Adagio Common Stock available for issuance under the 2024 Equity Incentive Plan. If any of the actions taken above would cause an incentive stock option to fail to qualify as an incentive stock option under Section 422 of the Code, such action will not be taken.
Generally, substitute awards shall not reduce the Total Share Reserve (other than as required by Section 422 of the Code) and, in the event that a company acquired by New Adagio or any subsidiary or with which New Adagio or any subsidiary combines has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for awards under the 2024 Equity Incentive Plan and shall not reduce the shares of New Adagio Common Stock authorized for grant under the 2024 Equity Incentive Plan; provided that awards using such available shares of New Adagio Common Stock shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to New Adagio or its subsidiaries immediately prior to such acquisition or combination.
The New Adagio compensation committee will make appropriate adjustments to these limits in the event of certain changes in the capitalization of New Adagio (see “—Adjustments Upon Changes in Stock”).
Types of Awards That May Be Granted
Subject to the limits in the 2024 Equity Incentive Plan, the compensation committee has the authority to set the size and type of award and any vesting or performance conditions. The types of awards that may be granted under the 2024 Equity Incentive Plan are: stock options (including both incentive stock options (“ISOs”) and nonqualified stock options), stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), performance awards, cash awards and other stock-based awards.
Stock Options
A stock option is the right to purchase shares of New Adagio Common Stock at a future date at a specified price per share called the exercise price. An option may be either an ISO or a nonqualified stock option. ISOs and nonqualified stock options are taxed differently, as described under “—Federal Income Tax Treatment of Awards Under the 2024 Equity Incentive Plan.” Except in the case of options granted pursuant to an assumption or substitution for another option, the exercise price of a stock option may not be less than the fair market value (or in the case of an ISO granted to a ten percent shareholder, 110% of the fair market value) of a share of New Adagio Common Stock on the grant date. Full payment of the exercise price must be made at the time of such exercise either in cash or bank check or in another manner approved by the compensation committee.
Stock Appreciation Rights
A SAR is the right to receive payment of an amount equal to the excess of the fair market value of a share of New Adagio Common Stock on the date of exercise of the SAR over the exercise price. The exercise price of a SAR may not be less than the fair market value of a share of New Adagio Common Stock on the grant date. SARs may be granted alone or in tandem with options.
Restricted Stock
A restricted stock award is an award of actual shares of New Adagio Common Stock which are subject to certain restrictions for a period of time determined by the compensation committee. Restricted stock may be held by New Adagio in escrow or delivered to the participant pending the release of the restrictions. Participants who receive restricted stock awards generally have the rights and privileges of shareholders regarding the shares of restricted stock during the restricted period, including the right to vote and the right to receive dividends.
Restricted Stock Units
An RSU is an award of hypothetical New Adagio Common Stock units having a value equal to the fair market value of an identical number of shares of New Adagio Common Stock, which are subject to certain restrictions for a period of time determined by the New Adagio compensation committee. No shares of New Adagio Common Stock are issued at the time an RSU is granted, and New Adagio is not required to set aside any funds for the payment of any RSU award. Because no shares are outstanding, the participant does not have any rights as a stockholder. The compensation committee has the discretion to credit RSUs with dividend equivalents.
Performance Awards
A performance award is an award of shares of New Adagio Common Stock or units that are only earned if certain conditions are met. The compensation committee has the discretion to determine the number of shares of New Adagio Common Stock or stock-denominated units subject to a performance share award, the applicable performance period, the conditions that must be satisfied for a participant to earn an award, and any other terms, conditions and restrictions of the award.

Other Equity-Based Awards
The New Adagio compensation committee may grant other equity-based awards, either alone or in tandem with other awards, in amounts and subject to conditions as determined by the compensation committee as set out in an award agreement. The compensation committee may grant dividend equivalents, either alone or in tandem with another award type, and such awards may be settled in cash or converted to additional shares, all as determined by the compensation committee and set out in an award agreement.
Cash Awards
The compensation committee may grant cash awards that are designated performance compensation awards.
Vesting
The compensation committee has the authority to determine the vesting schedule of each award (including both time and/or performance-based vesting conditions) and to accelerate the vesting and exercisability of any award.
Adjustments Upon Changes in Stock
In the event of changes in the outstanding New Adagio Common Stock or in the capital structure of New Adagio by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization occurring after the grant date of any award, awards granted under the 2024 Equity Incentive Plan and any award agreements, the exercise price of options and SARs, and the number of shares of New Adagio Common Stock subject to all awards, and the share reserves, among other things and subject to the limitations of Sections 409A and 422 of the Code may be equitably adjusted or substituted, as to the number, price or kind of a share of New Adagio Common Stock or other consideration subject to such awards to the extent necessary to preserve the economic intent of the award.
Unless the compensation committee specifically determines that such adjustment is in the best interests of New Adagio or its affiliates, the compensation committee will, in the case of ISOs, endeavor to provide that any adjustments made will not constitute a modification, extension or renewal of the ISO within the meaning of Section 424(h)(3) of the Code and, in the case of non-qualified stock options, endeavor to provide that any adjustments will not constitute a modification of such non-qualified stock options within the meaning of Section 409A of the Code. Any adjustments will be made in a manner which does not adversely affect the exemption provided under Rule 16b-3 under the Exchange Act. New Adagio will give participants notice of any adjustment.
Change in Control
Unless otherwise provided in an award agreement, upon the occurrence of a change in control (as defined in the 2024 Equity Incentive Plan), outstanding awards will be subject to treatment as determined by the compensation committee. The compensation committee is authorized to, among other things, determine that outstanding awards (i) will be terminated in exchange for cash, rights, or other property, (ii) accelerate vesting or remove restrictions as of immediately prior to such change in control, (iii) provide that awards will continue in effect or be assumed by the successor or surviving company (or its affiliate) and/or (iv) any combination of the foregoing. The compensation committee has no obligation to treat all awards uniformly. However, if the successor entity refuses to assume or substitute an award in connection with a change in control, the award will become fully vested and all forfeiture restrictions on it will lapse, and any unexercised portion will be automatically terminated in exchange for cash, rights, or other property immediately prior to the transaction. Additionally, if the recipient of an award is terminated within two years following the change in control for cause or resigns for good reason (as such terms are defined in the 2024 Equity Incentive Plan), then all unvested awards will accelerate as of the qualifying termination.
Amendment or Termination of the 2024 Equity Incentive Plan
The New Adagio Board may generally amend or terminate the 2024 Equity Incentive Plan at any time (provided that such action cannot materially and adversely affect any rights or obligations under any award that is then outstanding without the consent of the holder of such award, or if the award otherwise authorizes such action). However, except in the case of adjustments upon changes in New Adagio Common Stock, no amendment will be effective unless approved by the stockholders of New Adagio, to the extent stockholder approval is necessary to satisfy applicable laws or the rules of Nasdaq. However, the compensation committee has the right to reprice any awards of stock options, stock appreciation rights and any other purchase rights by reducing the applicable exercise and/or purchase price (as applicable), can cancel any such award in exchange for a cash or another award and/or permit any such repricing of such awards through the repurchase of such awards or otherwise as it deems fit, in all cases, without stockholder approval.
The 2024 Equity Incentive Plan will terminate on the tenth anniversary of the effective date, unless previously terminated by the New Adagio Board.
Amendment of Awards
The compensation committee may amend the terms of any one or more awards. However, the compensation committee may not amend an award that would impair a participant's rights under the award without the participant's written consent (other than as may be provided for under the 2024 Equity Incentive Plan or an applicable award agreement).
Clawback and Recoupment
New Adagio may cancel any award or require the participant to reimburse any previously paid compensation provided under the 2024 Equity Incentive Plan or an award agreement in accordance with New Adagio's clawback policy.
Federal Income Tax Consequences of Awards
The following is a summary of U.S. federal income tax consequences of awards granted under the 2024 Equity Incentive Plan, based on current U.S. federal income tax laws. This summary does not constitute legal or tax advice and does not address municipal, state or foreign income tax consequences.
Nonqualified Stock Options
The grant of a nonqualified stock option will not result in taxable income to the participant. The participant will recognize ordinary income at the time of exercise equal to the excess of the fair market value of the shares on the date of exercise over the exercise price and New Adagio will be entitled to a corresponding deduction for tax purposes. Gains or losses realized by the participant upon the sale of the shares acquired on exercise will be treated as capital gains or losses. Whether it is a long-term or short-term gain or loss depends on how long the shares are held.
Incentive Stock Options (ISOs)
The grant of an ISO will not result in taxable income to the participant. The exercise of an ISO will not result in taxable income to the participant if, at the time of exercise, the participant has been employed by New Adagio or its subsidiaries at all times beginning on the date the ISO was granted and ending not more than 90 days before the date of exercise. However, the excess of the fair market value of the shares on the date of exercise over the exercise price is an adjustment that is included in the calculation of the participant's alternative minimum tax liability for the year the shares are sold.
If the participant does not sell the shares acquired on exercise within two years from the date of grant and one year from the date of exercise, then on the sale of the shares any amount realized in excess of the exercise price will be taxed as capital gain. If the amount realized in the sale is less than the exercise price, then the participant will recognize a capital loss.
If these holding requirements are not met, then the participant will generally recognize ordinary income at the time the shares are sold in an amount equal to the lesser of (a) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (b) the excess, if any, of the amount realized on the sale of the shares over the exercise price, and New Adagio will be entitled to a corresponding deduction.
SARs
The grant of a SAR will not result in taxable income to the participant. The participant will recognize ordinary income at the time of exercise equal to the amount of cash received or the fair market value of the shares received, and New Adagio will be entitled to a corresponding deduction for tax purposes. If the SARs are settled in shares, then when the shares are sold the participant will recognize capital gain or loss on the difference between the sale price and the amount recognized at exercise. Whether it is a long-term or short-term gain or loss depends on how long the shares are held.
Restricted Stock and Performance Shares
Unless a participant makes an election to accelerate the recognition of income to the grant date (as described below), the grant of restricted stock or performance share awards will not result in taxable income to the participant. When the restrictions lapse, the participant will recognize ordinary income on the excess of the fair market value of the shares on the vesting date over the amount paid for the shares, if any, and New Adagio will be entitled to a corresponding deduction. Any future appreciation will be taxed at capital gains rates.
If the participant makes an election under Section 83(b) of the Code within thirty days after the grant date, the participant will recognize ordinary income as of the grant date equal to the fair market value of the shares on the grant date over the amount paid, if any, and New Adagio will be entitled to a corresponding deduction. Any future appreciation will be taxed at capital gains rates. However, if the shares are later forfeited, the participant will not be able to recover any taxes paid.
RSUs and PSUs
The grant of an RSU or performance-vesting RSU will not result in taxable income to the participant. When the RSU is settled, the participant will recognize ordinary income equal to the fair market value of the shares or the cash provided on settlement and New Adagio will be entitled to a corresponding deduction. If the RSU or performance-vesting RSU is settled in shares, any future appreciation will be taxed at capital gains rates.
Section 409A
Section 409A of the Code imposes complex rules on nonqualified deferred compensation arrangements, including requirements with respect to elections to defer compensation and the timing of payment of deferred amounts. Depending on how they are structured, certain equity-based awards may be subject to Section 409A of the Code, while others are exempt. If an award is subject to Section 409A of the Code and a violation occurs, the compensation is includible in income when no longer subject to a substantial risk of forfeiture and the participant may be subject to a 20% penalty tax and, in some cases, interest penalties. The 2024 Equity Incentive Plan and awards granted under the 2024 Equity Incentive Plan are intended to be exempt from or conform to the requirements of Section 409A of the Code.
Section 162(m) and Limits on New Adagio’s Deductions
Section 162(m) of the Code denies deductions to publicly held corporations for compensation paid to certain senior executives that exceeds $1,000,000.
New Plan Benefits
Awards under the 2024 Equity Incentive Plan will be granted in amounts and to individuals as determined by the compensation committee in its sole discretion. Therefore, the benefits or amounts that will be received by employees, officers, directors and consultants under the 2024 Equity Incentive Plan are not determinable at this time.
The 2024 Key Employee Equity Incentive Plan
Prior to the effectiveness of this proxy statement/prospectus, New Adagio intends to adopt the 2024 Key Employee Equity Incentive Plan. The 2024 Key Employee Equity Incentive Plan will enable New Adagio to provide enhanced stock-based incentives to each of Olav Bergheim, John Dahldorf, Alex Babkin, Hakon Bergheim, Tim Glynn, Ilya Grigorov, Nabil Jubran, Doug Kurschinski, and James L. Cox (the “Eligible Individuals”) that align the interests of such individuals with those of the stockholders of New Adagio by motivating such individuals to achieve long-term results and rewarding them for their achievements.
Material Terms of the 2024 Key Employee Plan
The following summary of the material terms of the 2024 Key Employee Plan is qualified in its entirety by the full text of the 2024 Key Employee Plan, a copy of which is attached to this proxy statement/prospectus as Annex X.

Effective Date; Duration of the 2024 Key Employee Plan
The 2024 Key Employee Plan will become effective upon approval by New Adagio’s stockholders and will remain in effect until the tenth anniversary of its effective date, unless terminated earlier by the New Adagio Board.
Key Employee Plan Administration
The 2024 Key Employee Plan will be administered by the compensation committee of the New Adagio Board. The compensation committee will have the authority to, among other things, interpret the 2024 Key Employee Plan, determine who will be granted awards under the 2024 Key Employee Plan, determine the terms and conditions of each award and take action as it determines to be necessary or advisable for the administration of the 2024 Key Employee Plan.
Eligibility
The compensation committee may grant awards to any Eligible Individual designated by the New Adagio Board. Only employees are eligible to receive ISOs.
Shares Available for Awards; Limits on Awards
The 2024 Key Employee Plan authorizes the issuance of up to 3,765,327 shares of New Adagio Common Stock in the no-redemption scenario (the “Share Reserve”).
Up to the Share Reserve may be issued under the 2024 Key Employee Plan, in the aggregate, through the exercise of ISOs.
If any outstanding award expires or is canceled, forfeited, is settled for cash or terminated without issuance of the full number of shares of New Adagio Common Stock to which the award related, then the shares subject to such award will again become available for future grant under the 2024 Key Employee Plan. Shares tendered in payment of the option exercise price or delivered or withheld by New Adagio to satisfy any tax withholding obligation, or shares covered by a stock-settled SAR or other awards that were not issued upon the settlement of the award will not again become available for future grants under the 2024 Key Employee Plan. To the extent permitted under applicable law, awards that provide for the delivery of shares of New Adagio Common Stock subsequent to the applicable grant date may be granted in excess of the Share Reserve if such awards provide for the forfeiture or cash settlement of such awards to the extent that insufficient shares of New Adagio Common Stock remain under the Share Reserve at the time that shares of New Adagio Common Stock would otherwise be issued in respect of such award. In addition, until the termination of the 2024 Key Employee Plan, the following shares of New Adagio Common Stock shall be available for future grants of awards under the 2024 Key Employee Plan: (i) shares of New Adagio Common Stock tendered by a holder or withheld by New Adagio in payment of the exercise price of an option; (ii) shares of New Adagio Common Stock tendered by the holder or withheld by New Adagio to satisfy any tax withholding obligation with respect to an award; and (iii) shares of New Adagio Common Stock subject to SARs that are not issued in connection with the stock settlement of the SARs on exercise thereof. Notwithstanding anything to the contrary described herein, shares of New Adagio Common Stock purchased on the open market with the cash proceeds from the exercise of options shall not be available for future grants of awards under the 2024 Key Employee Plan. Until the termination of the 2024 Key Employee Plan, any shares of New Adagio Common Stock repurchased by New Adagio with respect to performance stock awards or restricted stock awards at the same price paid by the holder or a lower price so that such shares of New Adagio Common Stock are returned to New Adagio will again be available for awards under the 2024 Key Employee Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards shall not be counted against the shares of New Adagio Common Stock available for issuance under the 2024 Key Employee Plan. If any of the actions taken above would cause an ISO to fail to qualify as an incentive stock option under Section 422 of the Code, such action will not be taken.
Generally, substitute awards shall not reduce the Total Share Reserve (other than as required by Section 422 of the Code) and, in the event that a company acquired by New Adagio or any subsidiary or with which New Adagio or any subsidiary combines has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for awards under the

2024 Key Employee Plan and shall not reduce the shares of New Adagio Common Stock authorized for grant under the 2024 Key Employee Plan; provided that awards using such available shares of New Adagio Common Stock shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to New Adagio or its subsidiaries immediately prior to such acquisition or combination.
The compensation committee will make appropriate adjustments to these limits in the event of certain changes in the capitalization of New Adagio (see “—Adjustments Upon Changes in Stock”).
Types of Awards That May Be Granted
Subject to the limits in the 2024 Key Employee Plan, the compensation committee has the authority to set the size and type of award and any vesting or performance conditions. The types of awards that may be granted under the 2024 Key Employee Plan are: stock options (including both ISOs and nonqualified stock options), SARs, restricted stock, RSUs, performance awards, cash awards and other stock-based awards.
Stock Options
A stock option is the right to purchase shares of New Adagio Common Stock at a future date at a specified price per share called the exercise price. An option may be either an ISO or a nonqualified stock option. ISOs and nonqualified stock options are taxed differently, as described under “—Federal Income Tax Treatment of Awards Under the 2024 Key Employee Plan.” Except in the case of options granted pursuant to an assumption or substitution for another option, the exercise price of a stock option may not be less than the fair market value (or in the case of an ISO granted to a ten percent stockholder, 110% of the fair market value) of a share of New Adagio Common Stock on the grant date. Full payment of the exercise price must be made at the time of such exercise either in cash or bank check or in another manner approved by the compensation committee.
Stock Appreciation Rights
A SAR is the right to receive payment of an amount equal to the excess of the fair market value of a share of New Adagio Common Stock on the date of exercise of the SAR over the exercise price. The exercise price of a SAR may not be less than the fair market value of a share of New Adagio Common Stock on the grant date. SARs may be granted alone or in tandem with options.
Restricted Stock
A restricted stock award is an award of actual shares of New Adagio Common Stock which are subject to certain restrictions for a period of time determined by the compensation committee. Restricted stock may be held by New Adagio in escrow or delivered to the participant pending the release of the restrictions. Participants who receive restricted stock awards generally have the rights and privileges of stockholders regarding the shares of restricted stock during the restricted period, including the right to vote and the right to receive dividends.
Restricted Stock Units
An RSU is an award of hypothetical New Adagio Common Stock units having a value equal to the fair market value of an identical number of shares of New Adagio Common Stock, which are subject to certain restrictions for a period of time determined by the compensation committee. No shares of New Adagio Common Stock are issued at the time an RSU is granted, and New Adagio is not required to set aside any funds for the payment of any RSU award. Because no shares are outstanding, the participant does not have any rights as a stockholder. The compensation committee has the discretion to credit RSUs with dividend equivalents.
Performance Awards
A performance award is an award of shares of New Adagio Common Stock or units that are only earned if certain conditions are met. The compensation committee has the discretion to determine the number of shares of New Adagio Common Stock or stock-denominated units subject to a performance share award, the applicable performance period, the conditions that must be satisfied for a participant to earn an award, and any other terms, conditions and restrictions of the award.

Other Equity-Based Awards
The compensation committee may grant other equity-based awards, either alone or in tandem with other awards, in amounts and subject to conditions as determined by the compensation committee as set out in an award agreement. The compensation committee may grant dividend equivalents, either alone or in tandem with another award type, and such awards may be settled in cash or converted to additional shares, all as determined by the compensation committee and set out in an award agreement.
Cash Awards
The compensation committee may grant cash awards that are designated performance compensation awards.
Vesting
The compensation committee has the authority to determine the vesting schedule of each award (including both time and/or performance-based vesting conditions) and to accelerate the vesting and exercisability of any award.
Adjustments Upon Changes in Stock
In the event of changes in the outstanding New Adagio Common Stock or in the capital structure of New Adagio by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the grant date of any award, awards granted under the 2024 Key Employee Plan and any award agreements, the exercise price of options and SARs, and the number of shares of New Adagio Common Stock subject to all awards, and the share reserves, among other things and subject to the limitations of Sections 409A and 422 of the Code may be equitably adjusted or substituted, as to the number, price or kind of a share of New Adagio Common Stock or other consideration subject to such awards to the extent necessary to preserve the economic intent of the award.
Unless the compensation committee specifically determines that such adjustment is in the best interests of New Adagio or its affiliates, the compensation committee will, in the case of ISOs, endeavor to provide that any adjustments made will not constitute a modification, extension or renewal of the ISO within the meaning of Section 424(h)(3) of the Code and, in the case of non-qualified stock options, endeavor to provide that any adjustments will not constitute a modification of such non-qualified stock options within the meaning of Section 409A of the Code. Any adjustments will be made in a manner which does not adversely affect the exemption provided under Rule 16b-3 under the Exchange Act. New Adagio will give participants notice of any adjustment.
Change in Control
Unless otherwise provided in an award agreement, upon the occurrence of a change in control (as defined in the 2024 Key Employee Plan), outstanding awards will be subject to treatment as determined by the compensation committee. The compensation committee is authorized to, among other things, determine that outstanding awards (i) will be terminated in exchange for cash, rights, or other property, (ii) accelerate vesting or remove restrictions as of immediately prior to such change in control, (iii) provide that awards will continue in effect or be assumed by the successor or surviving company (or its affiliate) and/or (iv) any combination of the foregoing. The compensation committee has no obligation to treat all awards uniformly. However, if the successor entity refuses to assume or substitute an award in connection with a change in control, the award will become fully vested and all forfeiture restrictions on it will lapse, and any unexercised portion will be automatically terminated in exchange for cash, rights, or other property immediately prior to the transaction. Additionally, if the recipient of an award is terminated within two years following the change in control for cause or resigns for good reason (as such terms are defined in the 2024 Key Employee Plan), then all unvested awards will accelerate as of the qualifying termination.
Amendment or Termination of the 2024 Key Employee Plan
The New Adagio Board may generally amend or terminate the 2024 Key Employee Plan at any time (provided that such action cannot materially and adversely affect any rights or obligations under any award that is then outstanding without the consent of the holder of such award, or if the award otherwise authorizes such action). However, except in the case of adjustments upon changes in New Adagio Common Stock, no amendment will be effective unless approved by the stockholders of New Adagio, to the extent stockholder approval is necessary to satisfy applicable laws or the rules of Nasdaq. However, the compensation committee has the right to reprice any awards of stock options, SARs and any other purchase rights by reducing the applicable exercise and/or purchase price (as applicable), can cancel any such award in exchange for a cash or another award and/or permit any such repricing of such awards through the repurchase of such awards or otherwise as it deems fit, in all cases, without stockholder approval.
The 2024 Key Employee Plan will terminate on the tenth anniversary of its effective date, unless previously terminated by the New Adagio Board.
Amendment of Awards
The compensation committee may amend the terms of any one or more awards. However, the compensation committee may not amend an award that would impair a participant’s rights under the award without the participant’s written consent (other than as may be provided for under the 2024 Key Employee Plan or an applicable award agreement).
Clawback and Recoupment
New Adagio may cancel any award or require the participant to reimburse any previously paid compensation provided under the 2024 Key Employee Plan or an award agreement in accordance with New Adagio's clawback policy.
Federal Income Tax Consequences of Awards
The following is a summary of U.S. federal income tax consequences of awards granted under the 2024 Key Employee Plan, based on current U.S. federal income tax laws. This summary does not constitute legal or tax advice and does not address municipal, state or foreign income tax consequences.
Nonqualified Stock Options
The grant of a nonqualified stock option will not result in taxable income to the participant. The participant will recognize ordinary income at the time of exercise equal to the excess of the fair market value of the shares on the date of exercise over the exercise price and New Adagio will be entitled to a corresponding deduction for tax purposes. Gains or losses realized by the participant upon the sale of the shares acquired on exercise will be treated as capital gains or losses. Whether it is a long-term or short-term gain or loss depends on how long the shares are held.
Incentive Stock Options (ISOs)
The grant of an ISO will not result in taxable income to the participant. The exercise of an ISO will not result in taxable income to the participant if, at the time of exercise, the participant has been employed by New Adagio or its subsidiaries at all times beginning on the date the ISO was granted and ending not more than 90 days before the date of exercise. However, the excess of the fair market value of the shares on the date of exercise over the exercise price is an adjustment that is included in the calculation of the participant's alternative minimum tax liability for the year the shares are sold.
If the participant does not sell the shares acquired on exercise within two years from the date of grant and one year from the date of exercise, then on the sale of the shares, any amount realized in excess of the exercise price will be taxed as capital gain. If the amount realized in the sale is less than the exercise price, then the participant will recognize a capital loss.
If these holding requirements are not met, then the participant will generally recognize ordinary income at the time the shares are sold in an amount equal to the lesser of (a) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (b) the excess, if any, of the amount realized on the sale of the shares over the exercise price, and New Adagio will be entitled to a corresponding deduction.
SARs
The grant of a SAR will not result in taxable income to the participant. The participant will recognize ordinary income at the time of exercise equal to the amount of cash received or the fair market value of the shares received, and New Adagio will be entitled to a corresponding deduction for tax purposes. If the SARs are settled in shares, then when the shares are sold the participant will recognize capital gain or loss on the difference between the sale price and the amount recognized at exercise. Whether it is a long-term or short-term gain or loss depends on how long the shares are held.
Restricted Stock and Performance Shares
Unless a participant makes an election to accelerate the recognition of income to the grant date (as described below), the grant of restricted stock or performance share awards will not result in taxable income to the participant. When the restrictions lapse, the participant will recognize ordinary income on the excess of the fair market value of the shares on the vesting date over the amount paid for the shares, if any, and New Adagio will be entitled to a corresponding deduction. Any future appreciation will be taxed at capital gains rates.
If the participant makes an election under Section 83(b) of the Code within thirty days after the grant date, the participant will recognize ordinary income as of the grant date equal to the fair market value of the shares on the grant date over the amount paid, if any, and New Adagio will be entitled to a corresponding deduction. Any future appreciation will be taxed at capital gains rates. However, if the shares are later forfeited, the participant will not be able to recover any taxes paid.
RSUs and PSUs
The grant of an RSU or performance-vesting RSU will not result in taxable income to the participant. When the RSU is settled, the participant will recognize ordinary income equal to the fair market value of the shares or the cash provided on settlement and New Adagio will be entitled to a corresponding deduction. If the RSU or performance-vesting RSU is settled in shares, any future appreciation will be taxed at capital gains rates.
Section 409A
Section 409A of the Code imposes complex rules on nonqualified deferred compensation arrangements, including requirements with respect to elections to defer compensation and the timing of payment of deferred amounts. Depending on how they are structured, certain equity-based awards may be subject to Section 409A of the Code, while others are exempt. If an award is subject to Section 409A of the Code and a violation occurs, the compensation is includible in income when no longer subject to a substantial risk of forfeiture and the participant may be subject to a 20% penalty tax and, in some cases, interest penalties. The 2024 Key Employee Plan and awards granted under the 2024 Key Employee Plan are intended to be exempt from or conform to the requirements of Section 409A of the Code.
Section 162(m) and Limits on New Adagio’s Deductions
Section 162(m) of the Code denies deductions to publicly held corporations for compensation paid to certain senior executives that exceeds $1,000,000.
New Key Employee Plan Benefits
Awards under the 2024 Key Employee Plan will be granted in amounts and to individuals as determined by the New Adagio compensation committee in its sole discretion. Therefore, the benefits or amounts that will be received by employees, officers, directors and consultants under the 2024 Key Employee Plan are not determinable at this time.
The ESPP
Prior to the effectiveness of this proxy statement/prospectus, New Adagio intends to adopt the ESPP. The purpose of the ESPP is to assist the eligible employees in acquiring a stock ownership interest in New Adagio in order to help eligible employees provide for their future security and to encourage them to remain in New Adagio’s employment.
Material Terms of the ESPP
This section summarizes certain principal features of the ESPP. The summary is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached to this proxy statement/prospectus as Annex Y.

The ESPP is comprised of two distinct components in order to provide increased flexibility to grant options to purchase shares under the ESPP to U.S. and to non-U.S. employees. Specifically, the ESPP authorizes (i) the grant of options to U.S. employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”) and (ii) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees located outside of the U.S. who do not benefit from favorable U.S. federal tax treatment and to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”). Where permitted under local law and custom, New Adagio expects that the Non-Section 423 Component will generally be operated and administered on terms and conditions similar to the Section 423 Component.
Shares Available for Awards; Administration
The ESPP authorizes the issuance of up to 449,717 shares of New Adagio Common Stock in the no-redemption scenario, plus an annual increase on the first day of each year beginning in 2025 and ending in (and including) 2034 equal to the lesser of (A) one percent (1%) of the share of common stock outstanding on a fully diluted basis on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of common stock as determined by the New Adagio Board or its compensation committee.
Eligibility
New Adagio expects that all of its employees will be eligible to participate in the ESPP. However, an employee may not be granted rights to purchase stock under the ESPP if the employee, immediately after the grant, would own (directly or through attribution) shares of stock of New Adagio possessing 5% or more of the total combined voting power or value of all classes of stock of New Adagio. Directors who are not employees are not eligible to participate. Employees who choose not to participate or are not eligible to participate at the start of an offering period but who become eligible thereafter may enroll in any subsequent offering period.
Grant of Rights
Shares of New Adagio Common Stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. The plan administrator will establish one or more purchase periods within each offering period. The number of purchase periods within, and purchase dates during each offering period, will be established by the plan administrator prior to the commencement of each offering period. In no event may any purchase period exceed the duration of the offering period under which it is established. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day of the purchase period (or, in the event no purchase period is designated by the plan administrator, the last day of the offering period). Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods. In non-U.S. jurisdictions where participation in the ESPP through payroll deductions is prohibited, the plan administrator may provide that an eligible employee may elect to participate through contributions to the participant’s account under the ESPP in a form acceptable to the ESPP administrator in lieu of or in addition to payroll deductions.
The ESPP permits participants to purchase shares of New Adagio Common Stock through payroll deductions of a specified percentage between 1% and 15% of the participant’s eligible compensation. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period. In addition, no employee will be permitted to accrue the right to purchase stock under the Section 423 Component at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of New Adagio Common Stock as of the first day of the offering period).
On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of New Adagio Common Stock. The option will expire at the end of the applicable offering period and will be exercised at that time to the extent of the payroll deductions (or contributions) accumulated during the offering period. The purchase price of the shares, in the absence of a contrary designation, will be not less than 85% of the lower of the fair market value of a share of New Adagio Common Stock on the first trading day of the offering period or on the purchase date. Participants may voluntarily end their participation in the ESPP at any time during a specified period prior to the end of the applicable offering period and will be paid their accrued payroll deductions

(and contributions, if applicable) that have not yet been used to purchase shares of New Adagio Common Stock. If a participant withdraws from the ESPP during an offering period, the participant cannot rejoin until the next offering period. Participation in the ESPP ends automatically upon a participant’s termination of employment, and any accrued payroll deductions (and contributions, if applicable) that have not yet been used to purchase shares of New Adagio Common Stock will be paid to the participant.
A participant may not transfer rights granted under the ESPP other than by will or the laws of descent and distribution, and options granted under the ESPP are generally exercisable only by the participant.
Certain Transactions
In the event of certain non-reciprocal transactions or events affecting the shares of New Adagio Common Stock, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In the event of certain unusual or non-recurring events or transactions, including a merger or sale of New Adagio’s assets, the plan administrator may provide for the adjustment in the number and type of shares of stock subject to outstanding rights, the maximum number of shares of common stock authorized under the ESPP and the purchase price relating to any award granted under the ESPP.
Plan Amendment and Termination
The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval will be obtained for any amendment that requires stockholder approval. The ESPP will continue until terminated by the New Adagio Board.
Summary of Material U.S. Federal Income Tax Consequences of the ESPP
The material U.S. federal income tax consequences of the Section 423 Component of the ESPP under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the ESPP. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.
The Section 423 Component of the ESPP, and the right of participants to make purchases thereunder, are intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP (i.e., the first day of the offering period). In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the first day of the offering period during which the shares were purchased and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income in the year of the disposition or death, as applicable, measured as the lesser of: (i) the excess of the fair market value of the shares at the time of such sale, disposition or death over the purchase price; or (ii) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. The amount of any ordinary income recognized will be added to the participant’s (or his or her estate’s) basis in the shares, and any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.
If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income in the year of the disposition generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price, and New Adagio will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the participant. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and New Adagio will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.
THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF THE U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND NEW ADAGIO UNDER THE ESPP. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF ANY MUNICIPALITY, STATE, OR FOREIGN COUNTRY IN WHICH A PARTICIPANT MAY RESIDE.
New Plan Benefits
The benefits under the ESPP will depend on the employees’ enrollment and contribution elections, and the fair market value of the shares at various future dates. Therefore, it is not possible to determine the benefits that will be received in the future by participants in the ESPP.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information known to ARYA regarding the beneficial ownership of ARYA Shares as of July 8, 2024 (pre-Business Combination) and, immediately following consummation of the Business Combination (post-Business Combination), ownership of shares of New Adagio Common Stock by the persons set forth below, assuming (i) no Public Shares are redeemed and (ii) 100% of the Public Shares are redeemed, by:
•
each person known by ARYA to be the beneficial owner of more than 5% (i) of each class of the issued and outstanding ARYA Shares on the date hereof (pre-Business Combination), or (ii) of shares of New Adagio issued and outstanding after the consummation of the Business Combination (post-Business Combination);

•	each of ARYA’s current executive officers and directors;
•	each person who will (or is expected to) become an executive officer or director of New Adagio upon consummation of the Business Combination;
•	all executive officers and directors of ARYA as a group prior to the consummation of the Business Combination; and
•	all executive officers and directors of New Adagio as a group after consummation of the Business Combination.
The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.
The beneficial ownership of ARYA Shares pre-Business Combination is based on 7,536,516 ARYA Shares (of which 499,000 are Class A ordinary shares held by the initial shareholders and 3,737,500 are Class B ordinary shares held by the initial shareholders) issued and outstanding as of [•], 2024, i.e. the Record Date.
The expected beneficial ownership of New Adagio Common Stock immediately following consummation of the Business Combination and PIPE Financing, assuming (i) none of the Public Shares are redeemed, is based on an aggregate of 15,533,692 shares of New Adagio Common Stock issued and outstanding, (ii) assuming 100% of the Public Shares have been redeemed, is based on an aggregate of 12,701,682 shares of New Adagio Common Stock issued and outstanding. All such redemption scenarios assume (A) approximately 6,554,729 shares of New Adagio Common Stock will be issued in the PIPE Financing based on (i) the effective open market purchase prices by certain PIPE Investors of $11.23 (assuming such PIPE Investor does not sell such Public Shares prior to Closing and decides to subject to its Subscription Agreement other Public Shares acquired and not redeemed prior to Closing) and $11.52 (which reflects the closing price of the Class A ordinary shares on Nasdaq on July 8, 2024), as further described under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” (ii) a redemption value at Closing of the Class A ordinary shares of $11.54 (based on the aggregate amount on deposit in the Trust Account of approximately $38,087,853 as of July 8, 2024), and (iii) no Additional Convertible Notes are contributed to ListCo and the contribution to ListCo in exchange for shares of New Adagio Common Stock of 5 months of accrued and unpaid interest on the Bridge Financing Notes between signing of the Business Combination Agreement and the Closing, (B) that, prior to the consummation of the Business Combination, there are no other issuances of equity interests of ARYA or Adagio which will be converted into rights to receive New Adagio Common Stock, except as otherwise described in this proxy statement/prospectus, (C) no exercise of the New Adagio options, for which the cancelled Vested Adagio Options with an aggregate adjusted equity value that exceeded the aggregate exercise price of such Adagio Option have been exchanged, (D) none of the 1,147,500 shares of New Adagio Common Stock, which are subject to Share Trigger Price Vesting are issued and outstanding, (E) none of the shares of New Adagio Common Stock issuable under the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, or the ESPP are issued and outstanding, (F) none of the shares of New Adagio Common Stock that may be issued upon the exercise or conversion, as applicable, of the approximately 6,471,444 PIPE Warrants, the up to 1,500,000 Convert Warrants or the up to $20,000,000 of New Adagio Convertible Notes are issued and outstanding, and (G) 385,000 shares of New Adagio Common Stock are issued to the Sponsor in connection with the Sponsor’s contribution of the ARYA Convertible Promissory Notes (assuming no Additional ARYA Convertible Notes are issued to the Sponsor prior to Closing and that the Sponsor elects to convert into shares the full principal amount outstanding under the ARYA Convertible Promissory Notes). For more information on the assumptions underlying the number of shares described in the foregoing as being issuable on the Closing Date, please see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated.
Shares of New Adagio Common Stock that may be acquired by an individual or group within 60 days of the day hereof pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of capital stock beneficially owned by them. To our knowledge, no shares beneficially owned by any executive officer, director or director nominee have been pledged as security.
The expected beneficial ownership of shares of New Adagio Common Stock post-Business Combination is provided for illustrative purposes only, as actual outcomes may prove different from the assumptions made above. In particular, the actual number of Public Shareholders who will exercise their redemption rights is uncertain.
			After Consummation of the Business Combination
	Prior to the Business Combination(1)		Assuming No Redemption(2)		Assuming Maximum Redemption(3)
Name and Address of Beneficial Owners	Number of Shares	%	Number of Shares	%	Number of Shares	%
Directors and Executive Officers Prior to the Business Combination(4)
Joseph Edelman(5)	—	—	5,898,103(11)	38.0	5,898,103(11)	46.4
Adam Stone(6)	4,146,500(7)	55.0	2,384,000(10)	15.3	2,384,000(10)	18.8
Michael Altman(6)	4,146,500(7)	55.0	2,384,000(10)	15.3	2,384,000(10)	18.8
Konstantin Poukalov(5)	—	—	—	—	—	—
Michael Henderson(5)	30,000(8)	*	30,000	*	30,000	0.2
Todd Wider(5)	30,000(8)	*	30,000	*	30,000	0.2
Leslie Trigg(5)	30,000(8)	*	30,000	*	30,000	0.2
All directors and executive officers as a group (seven individuals)	4,236,500	56.2	8,372,103	53.9	8,372,103	65.9
Five Percent Holders of ARYA Prior to the Business Combination(4)
ARYA Sciences Holdings IV(6)	4,146,500(7)	55.0	2,384,000(10)	15.3	2,384,000(10)	18.8
Glazer Capital, LLC(9)	240,233	6.6	240,233	1.5	—	—
Mizuho Financial Group, Inc.(12)	332,532	4.4	332,532	2.1	—	—
Tenor Capital Management Company, L.P.(13)	300,000	4.0	300,000	1.9	—	—
Periscope Capital Inc.(14)	300,000	4.0	300,000	1.9	—	—
Shaolin Capital Management LLC(15)	269,730	3.6	480,522	3.1	480,522	3.8
Directors and Executive Officers of New Adagio After Consummation of the Business Combination(16)
Olav Bergheim(17)	—	—	232,241	1.5	232,241	1.8
Hakon Bergheim(18)	—	—	7,484	*	7,484	*
John Dahldorf	—	—	—	—	—	—
James L. Cox	—	—	36,363	*	36,363	*

			After Consummation of the Business Combination
	Prior to the Business Combination(1)		Assuming No Redemption(2)		Assuming Maximum Redemption(3)
Name and Address of Beneficial Owners	Number of Shares	%	Number of Shares	%	Number of Shares	%
Keyvan Mirsaeedi-Farahani	—	—	—	—	—	—
Timothy Moran	—	—	—	—	—	—
Shahram Moaddeb	—	—	—	—	—	—
Orly Mishan	—	—	—	—	—	—
All directors and executive officers as a group (eight individuals)	—	—	276,088	1.8	276,088	2.2
Five Percent Holders of New Adagio After Consummation of the Business Combination
Perceptive Life Sciences Master Fund, Ltd.(11)	—	—	5,898,103(11)	38.0	5,898,103(11)	46.4
ARYA Sciences Holdings IV(6)	4,146,500(7)	52.3	2,384,000(10)	15.3	2,384,000(10)	18.8
RA Capital Management, L.P.(19)	—	—	1,993,705	12.8	1,993,705	15.7
*	Less than one percent.
(1)	The pre-Business Combination percentage of beneficial ownership in the table below is calculated based on 7,536,516 ARYA Shares outstanding as of the date hereof.
(2)
The post-Business Combination percentage of beneficial ownership is calculated based on 15,533,692 shares of New Adagio Common Stock outstanding. Such amount assumes that no Public Shareholders have redeemed their Public Shares.

(3)
The post-Business Combination percentage of beneficial ownership is calculated based on 12,701,682 shares of New Adagio Common Stock outstanding. Such amount assumes that 100% of Public Shares have been redeemed.

(4)	Unless otherwise noted, the business address of each of the following individuals is 51 Astor Place, 10th Floor, New York, NY 10003.
(5)	Does not include any shares indirectly owned by this individual as a result of his membership interest in our Sponsor.
(6)
The Sponsor is governed by a board of directors consisting of two directors, Adam Stone and Michael Altman. As such, Messrs. Stone and Altman have voting and investment discretion with respect to the securities held of record by the Sponsor and may be deemed to have shared beneficial ownership of the ARYA Shares held directly by the Sponsor.

(7)	Interests shown consist of 499,000 Private Placement Shares and 3,647,500 Class B ordinary shares.
(8)	Interests shown consist of Class B ordinary shares.
(9)
Includes Class A ordinary shares beneficially held by certain funds and managed accounts to which Glazer Capital, LLC (“Glazer Capital”) serves as investment manager, as reported on the Schedule 13G filed jointly on May 10, 2024 by Glazer Capital and Paul J. Glazer. Pursuant to the Schedule 13G filed jointly on May 10, 2024, Paul J. Glazer serves as the Managing Member of Glazer Capital, and Paul J. Glazer and Glazer Capital have shared voting and dispositive control over the Class A ordinary shares they hold. The business address of Glazer Capital, LLC and Paul J. Glazer is 250 West 55th Street, Suite 30A, New York, New York 10019.

(10)
Does not include the 1,147,500 shares of New Adagio Common Stock which are subject to Share Trigger Price Vesting and may be issued to the Sponsor in the future. Includes 499,000 shares of New Adagio Common Stock issuable with respect to the 499,000 Private Placement Shares that were cancelled and reissued in connection with the Business Combination. Includes 1,499,000 shares of New Adagio Common Stock issuable to the Sponsor with respect to its pre-Business Combination ownership of Class B ordinary shares and reflects the cancellation of the 1,000,000 Incentive Shares that will be reissued to the PIPE Investors, including the Perceptive PIPE Investor, in connection with the Business Combination. Assumes issuance of 385,000 shares of New Adagio Common Stock to the Sponsor in connection with the Sponsor’s contribution of the ARYA Convertible Promissory Notes (Additional ARYA Convertible Promissory Notes may be issued prior to Closing, as disclosed in this proxy statement/prospectus).

(11)
Includes shares of New Adagio Common Stock issuable to the Perceptive PIPE Investor in connection with the PIPE Financing, including the contribution of the Bridge Financing Notes (assuming no Additional Convertible Notes are subjected to the Subscription Agreement of the Perceptive PIPE Investor), the conversion of the Adagio Convertible Notes held by the Perceptive PIPE Investor and shares of New Adagio Common Stock that will be issued to the Perceptive PIPE Investor upon conversion of its pre-Business Combination shares held in Adagio. Does not assume any exercise or conversion, as applicable, of the approximately 4,388,470 PIPE Warrants, 525,000 Convert Warrants or $7,000,000 of New Adagio Convertible Notes that may be issued to the Perceptive PIPE Investor in connection with the Business Combination or following the Closing Date. For more information on securities issuable to the Perceptive PIPE Investor also see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio”. Perceptive Advisors LLC (the “Advisor”) serves as the investment manager of the Perceptive PIPE Investor. Joseph Edelman is the managing member of the Advisor. Each of Mr. Edelman and the Advisor disclaims, for purposes of Section 16 of the Exchange Act, beneficial ownership of such securities, except to the extent of his/its indirect pecuniary interest therein, and this report shall not be deemed an admission that either Mr. Edelman or the Advisor is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.

(12)
Includes Class A ordinary shares held by Mizuho Securities USA LLC, Mizuho Financial Group, Inc., and Mizuho Bank, Ltd. and Mizuho Americas LLC may be deemed to be indirect beneficial owners of said equity securities directly held by Mizuho Securities USA LLC which is their wholly-owned subsidiary, as reported on the Schedule 13G filed February 13, 2024. Mizuho Financial Group, Inc. may be deemed to have sole voting and dispositive power of the Class A ordinary shares directly held by Mizuho Securities USA LLC, as reported on the Schedule 13G filed February 13, 2024. The business address of the record holder is 1-5-5, Otemachi, Chiyoda-ku, Tokyo 100-8176, Japan.

(13)
Includes Class A ordinary shares held by Tenor Opportunity Master Fund, Ltd. (the “Master Fund”), as reported on the Schedule 13G filed jointly on February 14, 2024. Tenor Capital Management Company, L.P. (“Tenor Capital”) serves as the investment manager to the Master Fund. Robin Shah serves as the managing member of Tenor Management GP, LLC, the general partner of Tenor Capital. By virtue of these relationships, the reporting persons may be deemed to have shared voting and dispositive power with respect to the Class A ordinary shares owned directly by the Master Fund, as reported on the Schedule 13G filed jointly on February 14, 2024. Each of the reporting persons disclaims beneficial ownership of the Class A ordinary shares reported except to the extent of the reporting person’s pecuniary interest therein, as reported on the Schedule 13G filed jointly on February 14, 2024. The business address for each of the reporting persons is 810 Seventh Avenue, Suite 1905, New York, NY 10019.

(14)
Includes Class A ordinary shares beneficially owned by entities affiliated with Periscope Capital Inc. (“Periscope”), as reported on the Schedule 13G filed on February 9, 2024. Periscope, which is the beneficial owner of 210,000 Class A ordinary shares, acts as investment manager of, and exercises investment discretion with respect to, certain private investment funds (each, a “Periscope Fund”) that collectively directly own 90,000 Class A ordinary shares, as reported on the Schedule 13G filed on February 9, 2024. Periscope may be deemed to have shared voting and dispositive power with respect to the Class A ordinary shares beneficially held by Periscope and each Periscope Fund, as reported on the Schedule 13G filed February 9, 2024. The reporting person disclaims beneficial ownership of the Class A ordinary shares owned by the Periscope Funds. The business address of the holders is 333 Bay Street, Suite 1240, Toronto, Ontario, Canada M5H 2R2.

(15)
Includes Class A ordinary shares beneficially held by Shaolin Capital Management LLC, a company incorporated under the laws of State of Delaware, which serves as the investment advisor to Shaolin Capital Partners Master Fund, Ltd. a Cayman Islands exempted company, MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC, DS Liquid DIV RVA SCM LLC and Shaolin Capital Partners SP, a segregated portfolio of PC MAP SPC being managed accounts advised by the Shaolin Capital Management LLC, as reported on the Schedule 13G filed on February 14, 2024. Shaolin Capital Management LLC is deemed to have sole voting and dispositive power with respect to the Class A ordinary shares beneficially held by it, as reported on the Schedule 13G filed on February 14, 2024. The business address for the reporting person is 230 NW 24th Street, Suite 603, Miami, FL 33127.

(16)	Unless otherwise noted, the business address of each of the following individuals is 26051 Merit Cir #102, Laguna Hills, CA 92653.
(17)
Includes (i) 102,664 shares of New Adagio Common Stock issuable to Fjordinvest LLC as an equity holder of Adagio, (ii) 55,454 shares of New Adagio Common Stock issuable to Micro NV LLC as an equity holder of Adagio, and (iii) 75,596 shares of New Adagio Common Stock to be issued upon the conversion of the Adagio Convertible Notes. Olav Bergheim is the current President of Fjordinvest LLC and Micro NV LLC and, as such, has voting and investment discretion over the shares held by Fjordinvest LLC and Micro NV LLC.

(18)	Includes (i) 7,470 shares of New Adagio Common Stock issuable to Hakon Bergheim as an equity holder of Adagio and (ii) 14 In-the-Money Adagio Options.
(19)
Includes shares of New Adagio Common Stock issuable to entities affiliated with RA Capital Management, L.P. (“RA Capital”) in connection with the PIPE Financing, the conversion of the Adagio Convertible Notes held by RA Capital and the conversion of RA Capital’s pre-Business Combination shares of Adagio Common Stock. Assumes that RA Capital elects to receive shares of New Adagio Common Stock in respect of its entire subscription amount pursuant to its Subscription Agreement and does not elect to receive any Pre-Funded Warrants. Does not assume any exercise of the 1,200,000 PIPE Warrants that will be issued to RA Capital in connection with the PIPE Financing. The business address of RA Capital is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
In addition to the transactions described below, please see the compensation agreements and other arrangements described in this proxy statement/prospectus under the sections titled “Proposal 1: Business Combination Proposal—Interests of Certain Persons in the Business Combination,” “Business of ARYA and Certain Information About ARYA—Executive Compensation and Director Compensation and Other Interests,” “Adagio Executive Compensation,” and “New Adagio Director Compensation.”
Certain Relationships and Related Person Transactions—ARYA
Class B Ordinary Shares
On January 4, 2021, the Sponsor paid $25,000 to cover for certain expenses on behalf of ARYA in exchange for issuance of 3,737,500 Class B ordinary shares. In February 2021, the Sponsor transferred an aggregate of 90,000 Class B ordinary shares to three of ARYA’s independent directors. The Sponsor agreed to forfeit up to 487,500 Class B ordinary shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Class B ordinary shares would represent 20.0% of the issued and outstanding ARYA Shares (excluding the Private Placement Shares) after the initial public offering. The underwriters fully exercised the over-allotment option on March 2, 2021; thus, these 487,500 Class B ordinary shares were no longer subject to forfeiture.
The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Class B ordinary shares until the earlier to occur of: (A) one year after the completion of the initial business combination and (B) subsequent to the initial business combination, (x) if the closing price of ARYA’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) the date on which ARYA completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ARYA Shares for cash, securities or other property. Such transfer restrictions will be amended pursuant to the Investor Rights Agreement, which provides that, subject to customary exceptions set forth therein, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date. For more information on the Class B ordinary shares that will be forfeited and issued as Incentive Shares in connection with the PIPE Financing, the 1,147,500 shares of New Adagio Common Stock that will be issued with respect to Class B ordinary shares and will subject to Share Trigger Price Vesting, the changes to the SPAC Sponsor Letter Agreement, and the termination of the Registration and Shareholder Rights Agreement in connection with the Business Combination, see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Sponsor Letter Agreement” and “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Investor Rights Agreement.”
Private Placement Shares
Simultaneously with the closing of the initial public offering, ARYA consummated a private placement of 499,000 Private Placement Shares, at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million. Certain proceeds from the Private Placement Shares have been added to the proceeds from the initial public offering held in the Trust Account.
The Sponsor and ARYA’s officers and directors agreed pursuant to the SPAC Sponsor Letter Agreement, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial business combination. The Private Placement Shares benefit from registration rights under the Registration and Shareholder Rights Agreement, which will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement. Pursuant to the Investor Rights Agreement and subject to customary exceptions set forth therein, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date. For more information, see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Sponsor Letter Agreement” and “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Investor Rights Agreement.”
Related Party Loans
On March 2, 2021, pursuant to the Note by and between ARYA and the Sponsor, the Sponsor agreed to loan ARYA an aggregate of up to $300,000 to cover for expenses related to the initial public offering and ARYA subsequently reclassified the outstanding amount due to the Sponsor as borrowing under the Note. This loan was non-interest bearing and payable upon the completion of the initial public offering. ARYA borrowed approximately $161,000 under the Note and fully repaid the amounts outstanding under Note to the Sponsor upon closing of the initial public offering. Subsequent to the repayment, the loan facility was no longer available to ARYA.
In addition, in order to finance transaction costs in connection with a business combination, the Sponsor, affiliates of the Sponsor, or ARYA’s officers and directors may, but are not obligated to, provide Working Capital Loans to ARYA. If ARYA completes a business combination, ARYA may repay any Working Capital Loans that may have been extended to ARYA by the Sponsor, affiliates of the Sponsor, or ARYA’s officers and directors out of the proceeds of the Trust Account released to ARYA. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, ARYA may use a portion of the proceeds held outside the Trust Account to repay any Working Capital Loans but no proceeds held in the Trust Account would be used to repay such Working Capital Loans. Except for the terms of the First Convertible Promissory Note, the Second Convertible Promissory Note, the Third Promissory Note, the Fourth Convertible Promissory Note and the Fifth Promissory Note, each as further described below, the terms of such Working Capital Loans have not been determined and no written agreements exist with respect to any other loans between ARYA and the Sponsor, affiliates of the Sponsor, or ARYA’s officers and directors. The Sponsor and ARYA's officers and directors, certain of which are affiliates of the Sponsor, may be considered related parties of ARYA due to the director and officer positions they hold at ARYA and their beneficial ownership of ARYA Shares. For more information, also see the section entitled “Beneficial Ownership of Securities.”
On November 7, 2022, ARYA issued the First Convertible Promissory Note to the Sponsor, pursuant to which ARYA borrowed $120,000 from the Sponsor for general corporate purposes. Such loan may, at the Sponsor’s discretion, be converted into Working Capital Shares at a conversion price equal to $10.00 per Working Capital Share. The amounts drawn on the First Convertible Promissory Note will not bear any interest and will be repayable by ARYA or, if not converted or repaid on the effective date of a business combination involving ARYA and one or more businesses. The maturity date of the total principal amount of the First Convertible Promissory Note may be accelerated upon the occurrence of an Event of Default (as defined in the First Convertible Promissory Note). ARYA granted customary registration rights to the Sponsor with respect to any Working Capital Shares, which shall constitute “Registrable Securities” pursuant to the Registration and Shareholder Rights Agreement, which will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement. If any Working Capital Shares are issued at the option of the Sponsor upon conversion of the First Convertible Promissory Note, such Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares contemplated by the SPAC Sponsor Letter Agreement. As discussed under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” certain provisions of the SPAC Sponsor Letter Agreement will be amended with the Sponsor Letter Agreement and the Investor Rights Agreement, including the transfer restrictions applicable to the shares of New Adagio issued and issuable to the Sponsor and the Perceptive PIPE Investor in connection with the closing of the Business Combination. As of March 31, 2024 and December 31, 2023, there was $120,000 and $120,000, respectively, of borrowings outstanding under the First Convertible Promissory Note.

On February 28, 2023, ARYA issued the Second Convertible Promissory Note to the Sponsor in connection with the Extension Amendment Proposal, pursuant to which ARYA may borrow up to $1,680,000 from the Sponsor for general corporate purposes and the funding of the deposits that ARYA is required to make pursuant to the Existing Governing Documents and following the request of the Sponsor in connection with an optional monthly extension of the time period during which ARYA may consummate a business combination. On February 13, 2024, ARYA and the Sponsor entered into an amendment to the Second Convertible Promissory Note, pursuant to which up to the total principal amount of the Second Convertible Promissory Note will be convertible at the option of the Sponsor into Working Capital Shares. The Second Convertible Promissory Note will not bear any interest and will be repayable by ARYA to the Sponsor to the extent ARYA has funds available outside of the Trust Account and if not converted or repaid on the effective date of a business combination. The maturity date of the total principal amount of the Second Convertible Promissory Note may be accelerated upon the occurrence of an Event of Default (as defined in the Second Convertible Promissory Note). ARYA granted customary registration rights to the Sponsor with respect to any Working Capital Shares issued pursuant to the Second Convertible Promissory Note, which shall also constitute “Registrable Securities” pursuant to the Registration and Shareholder Rights Agreement, which will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement. If any Working Capital Shares are issued at the option of the Sponsor upon conversion of the Second Convertible Promissory Note, such Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares contemplated by the SPAC Sponsor Letter Agreement. As discussed under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” certain provisions of the SPAC Sponsor Letter Agreement will be amended with the Sponsor Letter Agreement and the Investor Rights Agreement, including the transfer restrictions applicable to the shares of New Adagio issuable to the Sponsor, the Perceptive PIPE Investor and certain Adagio stockholders in connection with the Closing of the Business Combination. As of March 31, 2024 and December 31, 2023, $1,585,000 and $1,585,000, respectively, was drawn under the Second Convertible Promissory Note.
On September 27, 2023, ARYA entered into the Third Promissory Note with the Sponsor, pursuant to which ARYA may borrow up to $900,000 from the Sponsor for general corporate purposes and to fund the deposits required to be made into the Trust Account in connection with the monthly extensions of the time period during which ARYA may consummate a business combination in accordance with the Existing Governing Documents. On February 13, 2024, ARYA and the Sponsor amended and restated the Third Promissory Note to provide that the total principal amount loaned under the Third Promissory Note will be convertible at the option of the Sponsor into Working Capital Shares. The A&R Third Promissory Note will not bear any interest. In the event that ARYA does not consummate a Business Combination, the A&R Third Promissory Note will be repaid from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The maturity date of the total principal amount of the A&R Third Promissory Note may be accelerated upon the occurrence of an Event of Default (as defined in the A&R Third Promissory Note). ARYA granted customary registration rights to the Sponsor with respect to any Working Capital Shares issued pursuant to the A&R Third Promissory Note, which shall also constitute “Registrable Securities” pursuant to the Registration and Shareholder Rights Agreement, which will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement. If any Working Capital Shares are issued at the option of the Sponsor upon conversion of the A&R Third Promissory Note, such Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares contemplated by the SPAC Sponsor Letter Agreement. As discussed under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” certain provisions of the SPAC Sponsor Letter Agreement will be amended with the Sponsor Letter Agreement and the Investor Rights Agreement, including the transfer restrictions applicable to the shares of New Adagio issuable to the Sponsor, the Perceptive PIPE Investor and certain Adagio stockholders in connection with the Closing of the Business Combination. As of March 31, 2024 and December 31, 2023, there was $900,000 $470,000, respectively, of borrowings outstanding under the A&R Third Promissory Note.
On February 8, 2024, ARYA entered into the Fourth Convertible Promissory Note with the Sponsor, pursuant to which ARYA may borrow up to $1,000,000 from the Sponsor for general corporate purposes and to fund the deposits required to be made into the Trust Account in connection with the monthly extensions of the time period during which ARYA may consummate a business combination in accordance with the Existing Governing Documents. Such loan may, at the Sponsor’s discretion, be converted into Working Capital Shares at a conversion price equal to $10.00 per Working Capital Share. The amounts drawn on the Fourth Convertible Promissory Note will not bear any interest and will be repayable by ARYA or, if not converted or repaid on the effective date of a business combination involving ARYA and one or more businesses. The maturity date of the total principal amount of the

Fourth Convertible Promissory Note may be accelerated upon the occurrence of an Event of Default (as defined in the Fourth Convertible Promissory Note). ARYA granted customary registration rights to the Sponsor with respect to any Working Capital Shares, which shall constitute “Registrable Securities” pursuant to the Registration and Shareholder Rights Agreement, which will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement. If any Working Capital Shares are issued at the option of the Sponsor upon conversion of the Fourth Convertible Promissory Note, such Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares contemplated by the SPAC Sponsor Letter Agreement. As discussed under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” certain provisions of the SPAC Sponsor Letter Agreement will be amended with the Sponsor Letter Agreement and the Investor Rights Agreement, including the transfer restrictions applicable to the shares of New Adagio issued and issuable to the Sponsor and the Perceptive PIPE Investor in connection with the closing of the Business Combination. As of March 31, 2024 and December 31, 2023, there was $540,000 and $0, respectively, of borrowings outstanding under the Fourth Convertible Promissory Note.
On June 28, 2024, ARYA entered into the Fifth Convertible Promissory Note with the Sponsor, pursuant to which ARYA may borrow up to $150,000 from the Sponsor for general corporate purposes and to fund the deposits required to be made into the Trust Account in connection with the monthly extensions of the time period during which ARYA may consummate a business combination in accordance with the Existing Governing Documents. Such loan may, at the Sponsor’s discretion, be converted into Working Capital Shares at a conversion price equal to $10.00 per Working Capital Share. The amounts drawn on the Fifth Convertible Promissory Note will not bear any interest and will be repayable by ARYA or, if not converted or repaid on the effective date of a business combination involving ARYA and one or more businesses. The maturity date of the total principal amount of the Fifth Convertible Promissory Note may be accelerated upon the occurrence of an Event of Default (as defined in the Fifth Convertible Promissory Note). ARYA granted customary registration rights to the Sponsor with respect to any Working Capital Shares, which shall constitute “Registrable Securities” pursuant to the Registration and Shareholder Rights Agreement, which will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement. If any Working Capital Shares are issued at the option of the Sponsor upon conversion of the Fifth Convertible Promissory Note, such Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares contemplated by the SPAC Sponsor Letter Agreement. As discussed under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” certain provisions of the SPAC Sponsor Letter Agreement will be amended with the Sponsor Letter Agreement and the Investor Rights Agreement, including the transfer restrictions applicable to the shares of New Adagio issued and issuable to the Sponsor and the Perceptive PIPE Investor in connection with the closing of the Business Combination. As of March 31, 2024 and December 31, 2023, there was $0 of borrowings outstanding under the Fifth Convertible Promissory Note.
Administrative Services Agreement
Commencing on the date that ARYA’s registration statement relating to its initial public offering was declared effective through the earlier of consummation of the initial business combination and ARYA’s liquidation, ARYA agreed to reimburse the Sponsor for office space, secretarial and administrative services provided to ARYA in the amount of $10,000 per month. ARYA incurred approximately $120,000 and $120,000 in general and administrative expenses in the accompanying statements of operations for the years ended December 31, 2023 and 2022, respectively. As of March 31, 2024 and December 31, 2023, ARYA had $240,000 and $210,000, respectively, included in due to related party on the balance sheets. The administrative services agreement will be terminated in connection with the consummation of the Business Combination.
Registration and Shareholder Rights Agreement
The holders of the Class B ordinary shares and Private Placement Shares, including Private Placement Shares that may be issued upon conversion of Working Capital Loans, are entitled to registration rights pursuant to the Registration and Shareholder Rights Agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that ARYA registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to ARYA’s completion of its initial business combination. However, the Registration and Shareholder Rights Agreement provides that ARYA will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Class B ordinary shares, in accordance with the SPAC

Sponsor Letter Agreement and (ii) in the case of the Private Placement Shares, 30 days after the completion of ARYA’s initial business combination. ARYA will bear the expenses incurred in connection with the filing of any such registration statements. As discussed under “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination,” the Registration and Shareholder Rights Agreement will be terminated and replaced by the Investor Rights Agreement in connection with the Closing.
Certain Relationships and Related Person Transactions—Adagio
Facilities and Services Agreement
Fjord Ventures, LLC (“Fjord”), an affiliate of (i) Fjordinvest LLC, a holder of more than 5% of Adagio’s capital stock and (ii) Olav Bergheim, Chief Executive Officer, President and a director of Adagio, has been providing Adagio with certain services, including Chief Executive Officer services, accounting services, stock option administration, employee benefits plans administration, IT services, administrative support services, and office space and supplies (the “Services”), at a current rate of $130,000 per month, pursuant to a facilities and services agreement dated as of June 11, 2011 (as amended, the “Facilities and Services Agreement”) between Adagio and Fjord. During the fiscal years ended December 31, 2021 and 2022, Adagio paid Fjord an aggregate of $1.0 million and $1.1 million, respectively, for the Services. During the fiscal year ended December 31, 2023, Adagio paid Fjord $1.4 million for the Services. The term renews automatically for additional one-year terms and is terminable at any time by either party upon 180-days written notice. Prior to the consummation of the Business Combination, Adagio will (i) cause Mr. Bergheim to be employed by Adagio, with all terms and conditions of such employment and the mechanics for such transfer being agreed in writing by ARYA and Mr. Bergheim; and (ii) cause the Facilities and Services Agreement to be amended or amended and restated to be in a form reasonably acceptable to ARYA and to reflect the services to be mutually agreed to in writing by the Company and ARYA.
October 2022 Convertible Notes
On October 27, 2022, Adagio raised approximately $9.5 million through the sale and issuance of the October 2022 Convertible Notes to certain existing stockholders and an affiliate of the existing stockholders, including, among others, Fjordinvest LLC (an affiliate of Olav Bergheim, Chief Executive Officer, President and a director of Adagio), CVF LLC, the Perceptive PIPE Investor, and RA Capital Healthcare Fund, L.P. (“RA Capital Healthcare”), each of which is a holder of more than 5% of Adagio’s capital stock, ArrowMark Life Science Fund II, L.P., and RA Capital NEXUS Fund II, L.P., a stockholder of Adagio and affiliate of RA Capital Healthcare, pursuant to a note purchase agreement. The October 2022 Convertible Notes bear interest at a rate of 8% per annum and have a maturity date of October 27, 2023. In the event of a qualified financing (as such term is defined in the October 2022 Convertible Notes) prior to the maturity date, all principal and accrued interest in respect of all the October 2022 Convertible Notes shall be converted into the equity securities of the same class of series as are sold in such qualified financing. In the event of a non-qualified financing (as such term is defined in the October 2022 Convertible Notes) prior to the maturity date, then pursuant to the terms of the October 2022 Convertible Notes, all principal and accrued interest in respect of all the October 2022 Convertible Notes may be converted into the equity securities of the same class of series as are sold in such non-qualified financing.
On April 4, 2023, Adagio entered into that certain Omnibus Amendment to Convertible Promissory Notes (the “April 2023 Omnibus Amendment”) with holders of the October 2022 Convertible Notes to extend the maturity date of the October 2022 Convertible Notes to the latest of (i) January 5, 2024, (ii) termination of agreements between Adagio and ARYA in connection with a non-binding summary of certain proposed terms and conditions of the Business Combination, and (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet.
The April 2023 Omnibus Amendment also (i) subordinated the October 2022 Convertible Notes to the April 2023 Notes (as defined below) and (ii) provided for the conversion of all principal and accrued interest in respect of all the October 2022 Convertible Notes into shares of Series E Preferred Stock of Adagio in connection with the Business Combination.
On November 28, 2023, Adagio entered into that certain Omnibus Amendment to Convertible Promissory Notes (the “November 2023 Omnibus Amendment”) to the subordinate October 2022 Convertible Notes to the November 2023 Notes (as defined below). Pursuant to the November 2023 Omnibus Amendment, in the event of the consummation of the Business Combination, all principal and accrued interest in respect of the October 2022 Convertible Notes shall be converted into shares of Adagio Common Stock when multiplied by the exchange ratio applicable to the Adagio Common Stock in the Business Combination, which will entitle the holder of this note to receive a number of shares of the same class of common stock that are issued in the PIPE Financing equal to the then- outstanding principal amount and any accrued and unpaid interest under this note, divided by 75% of the effective price of each share of common stock sold in the PIPE Financing.
April 2023 Notes
In April 2023, Adagio issued $5.0 million April 2023 Notes to the Perceptive PIPE Investor, pursuant to a Note Purchase Agreement, as amended. The April 2023 Notes bear interest at a rate of 8% per annum and mature on the latest of (i) January 5, 2024, (ii) termination of agreements between Adagio and ARYA in connection with the Business Combination, or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above. Additionally, Adagio obtained the right to issue up to $10.0 million in additional April 2023 Notes available beginning one month after April 4, 2023 through the occurrence of an ARYA stockholder vote with regard to the Business Combination. $10.0 million additional April 2023 Notes were issued pursuant to the Note Purchase Agreement, dated as of April 4, 2023.
In the event of the consummation of the Business Combination, the April 2023 Notes shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
In November 2023, the April 2023 Notes were amended to align certain terms to the November 2023 Notes.
November 2023 Notes
In November 2023, Adagio issued convertible promissory notes with an initial principal amount of $2.0 million (the “November 2023 Notes”) to the Perceptive PIPE Investor, pursuant to a note purchase agreement, as amended. The November 2023 Notes bear interest at a rate of 8% per annum and matures on the latest of (i) January 5, 2024, (ii) termination of agreements between Adagio and ARYA in connection with the Business Combination, or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above. Additionally, Adagio obtained the right to issue up to $6.0 million in additional November 2023 Notes available beginning one month after November 28, 2023 through the occurrence of an ARYA stockholder vote with regard to the Business Combination. $3.0 million additional November 2023 Notes were issued pursuant to the Note Purchase Agreement, dated as of November 28, 2023.
In the event of the consummation of the Business Combination, the November 2023 Notes shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
February 2024 Note
On February 13, 2024, Adagio issued a $7.0 million convertible promissory note to the Perceptive PIPE Investor (the “2024 Bridge Financing Note”) pursuant to a note purchase agreement, dated February 13, 2024, by and among the Perceptive PIPE Investor, Adagio and ListCo (the “2024 Bridge Financing Note Subscription Agreement”). As of the issuance date, Adagio received the principal of $7.0 million. On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into New Adagio Convertible Notes and Convert Warrants on the same terms as the other Convert Investors executing the Convertible Security Subscription Agreement (the conversion of the 2024 Bridge Financing Note held by the Perceptive PIPE Investor in New Adagio Convertible Notes and Convert Warrants in and the purchase of New Adagio Convertible Notes and Convert Warrants by the other Convert Investors pursuant to the Perceptive Convertible Note Commitment in the Base Convert Financing, the “Convertible Security Financing”). Subject to ARYA and New Adagio receiving any new financing or commitment for financing, whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid with the funds raised in connection with such Additional Financing instead of such 2024 Bridge Financing Note converting into New Adagio Convertible Notes and Convert Warrants. The New Adagio Convertible Notes, the Convert Warrants or any shares of New Adagio common stock issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent closing of the

Business Combination. As set forth in the Convertible Security Subscription Agreement, the closing of $7,500,000 of financing by the Contingent Investor in the Convertible Security Financing is conditioned on New Adagio having a certain amount of available unrestricted cash on the Closing Date.
May 2024 Notes
In May 2024, Adagio issued a convertible promissory note with an principal amount of $3.0 million (the “May 2024 Notes”) to the Perceptive PIPE Investor, pursuant to a note purchase agreement, dated as of May 21, 2024. The May 2024 Notes bear interest at a rate of 8% per annum and matures upon the termination of the Business Combination Agreement. In the event of the consummation of the Business Combination, the May 2024 Notes shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
June 2024 Notes
In June 2024, Adagio issued a convertible promissory note with an principal amount of $2.5 million (the “June 2024 Notes”) to the Perceptive PIPE Investor, pursuant to a note purchase agreement, dated as of June 25, 2024. The June 2024 Notes bear interest at a rate of 8% per annum and matures upon the termination of the Business Combination Agreement. In the event of the consummation of the Business Combination, the June 2024 Notes shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
PIPE Subscription Agreements
In connection with the execution of the Business Combination Agreement, ListCo and ARYA entered into the Initial Subscription Agreements with the Initial PIPE Investors. In June 2024, ListCo and ARYA entered into the June Subscription Agreements with the June PIPE Investors. Pursuant to the Subscription Agreements, the PIPE Investors have committed financing valued at approximately $55,600,000. The PIPE Financing is comprised of: (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares in the open market for $2,500,000 and not to redeem such shares prior to the Closing Date (valued as of July 8, 2024 at approximately $2,542,710 based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024), which will result in the issuance of approximately 355,459 shares of New Adagio Common Stock and approximately 299,904 Base Warrants (including the Class A ordinary shares purchased by such Other PIPE Investors and that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the Business Combination); (ii) commitments by certain investors that are shareholders of ARYA not to redeem approximately 247,700 Class A ordinary shares (valued as of July 8, 2024 at approximately $2,858,883 based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024), which will result in the issuance of approximately 405,086 shares of New Adagio Common Stock and approximately 343,070 Base Warrants (including the Class A ordinary shares that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the Business Combination); (iii) agreements to subscribe for and purchase at Closing approximately 1,706,666 shares of New Adagio Common Stock and approximately 1,440,000 Base Warrants for an aggregate purchase price of approximately $12,000,000; (iv) the contribution of $28,500,000 of Bridge Financing Notes to ListCo and any interest that has been accruing and will remain unpaid thereon prior to Closing pursuant to the terms of the Subscription Agreement executed by the Perceptive PIPE Investor; and (v) an additional cash investment by the Perceptive PIPE Investor of approximately $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing being raised prior to Closing). In respect of its Subscription Agreement described in (iv) and (v) in the foregoing, the Perceptive PIPE Investor will be issued approximately 5,361,193 shares of New Adagio Common Stock and approximately 4,388,470 Base Warrants. As provided for in the Subscription Agreements, the number of shares of New Adagio Common Stock and Base Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A ordinary shares at Closing, the average per share price of the Class A ordinary shares purchased by certain PIPE Investors in the open market and the amount of interest on the Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock and PIPE Warrants. Further, under the Subscription Agreement executed by the Perceptive PIPE Investor, as amended, the Perceptive PIPE Investor may subject Additional Convertible Notes to its

Subscription Agreement, which will result in the issuance of additional shares of New Adagio Common Stock and PIPE Warrants at the same issuance rate at which shares of New Adagio Common Stock and PIPE Warrants will be issued to the Perceptive PIPE Investor based on the contribution of the existing $28,500,000 of Bridge Financing Notes to ListCo (including any interest that has been accruing and will remain unpaid thereon prior to Closing), as described in the foregoing. Such New Adagio Common Stock and PIPE Warrant issuance rate for Additional Convertible Notes that the Perceptive PIPE Investor may subject to its Subscription Agreement is equal to approximately 0.12 shares of New Adagio Common Stock and 0.12 PIPE Warrants per U.S. Dollar loaned by the Perceptive PIPE Investor to Adagio under an Additional Convertible Note. The shares of New Adagio Common Stock and PIPE Warrants to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. In connection with the PIPE Financing, certain PIPE Investors may also purchase Pre-Funded Warrants, which are exercisable for a nominal exercise price of $0.01.
June 2024 Exchange Agreement
On June 25, 2024, Adagio entered into an Exchange Agreement with RA Capital Healthcare, a holder of more than 5% of Adagio’s capital stock, whereby RA Capital agreed to exchange 207,902 shares of Series E Preferred Stock, $0.001 par value per share, of Adagio for pre-funded warrants to purchase 207,902 shares of Series E Preferred Stock at an exercise price of $0.001 per share. Adagio had previously sold and issued to RA Capital such shares of Preferred Stock pursuant to a Series E Preferred Stock Purchase Agreement, dated November 9, 2020.
Adagio Stockholder Transaction Support Agreements
On February 13, 2024, ARYA and Adagio entered into the Adagio Stockholder Transaction Support Agreements with certain stockholders of Adagio, including, among others, entities affiliated with Olav Bergheim, pursuant to which such stockholders of Adagio agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby and (ii) be bound by certain covenants and agreements related to the Business Combination.
Investor Rights Agreement
On February 13, 2024, ARYA, ListCo, the Perceptive PIPE Investor, the Sponsor, the Other Class B Shareholders and certain Adagio stockholders, including, among others, Olav Bergheim, John Dahldorf, and Hakon Bergheim, entered into the Investor Rights Agreement pursuant to which, among other things, the Perceptive PIPE Investor, the Sponsor, the Other Class B Shareholders and certain Adagio stockholders and investors in the Convertible Security Financing will be granted certain customary registration rights. Further, subject to customary exceptions set forth in the Investor Rights Agreement, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement or the PIPE Financing) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.
Investors’ Rights Agreement
Adagio is party to the Fourth Amended and Restated Investors’ Rights Agreement, dated as of November 9, 2020 (the “2020 IRA”), which, among other things, grants registration rights and rights of first offer to certain holders of Adagio’s capital stock, including (i) Fjordinvest LLC (an affiliate of Olav Bergheim, Chief Executive Officer, President and a director of Adagio), ADG Management Limited, CVF LLC, the Perceptive PIPE Investor, and RA Capital Healthcare Fund (an affiliate of Zach Scheiner, a former director of Adagio who resigned on November 10, 2023), each of which is a holder of more than 5% of Adagio’s capital stock, (ii) Micro NV LLC, an affiliate of Olav Bergheim, and (iii) James L. Cox, MD, a director of Adagio. Upon the consummation of the Business Combination, the 2020 IRA will terminate.

Right of First Refusal and Co-Sale Agreement
Adagio is party to the Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of November 9, 2020 (the “ROFR Agreement”), which, among other things, grants rights of first refusal to Adagio and certain investors, and co-sale rights to such investors, with respect to shares of Adagio’s capital stock which certain stockholders propose to sell to other parties. Certain investors that are parties to the ROFR Agreement include (i) Fjordinvest LLC (an affiliate of Olav Bergheim), ADG Management Limited, CVF LLC, the Perceptive PIPE Investor, and RA Capital Healthcare Fund (an affiliate of Zach Scheiner), each of which is a holder of more than 5% of Adagio’s capital stock, and (ii) Micro NV LLC, an affiliate of Olav Bergheim. Upon the consummation of the Business Combination, the ROFR Agreement will terminate.
Voting Agreement
Adagio is party to the Third Amended and Restated Voting Agreement, dated as of November 9, 2020 (the “Voting Agreement”), with certain holders of its capital stock, including, among others, (i) Fjordinvest LLC (an affiliate of Olav Bergheim), ADG Management Limited, CVF LLC, the Perceptive PIPE Investor, and RA Capital Healthcare Fund, each of which is a holder of more than 5% of Adagio’s capital stock, (ii) Micro NV LLC, an affiliate of Olav Bergheim, and (iii) James L. Cox, MD, a director of Adagio. The parties to the Voting Agreement have agreed, subject to certain conditions, to vote the shares of Adagio capital stock held by them so as to maintain the size of the Adagio board of directors at seven and to elect the following individuals as directors: (1) one individual designated by Fjordinvest, currently Olav Bergheim, (2) one individual designated by ADG Management Limited, currently vacant, (3) one individual designated by ArrowMark Partners, currently Tuan Huynh, (4) one individual designated by RA Capital Management, currently vacant (the four directors designated as described in sub-sections (1) through (4), collectively the “Preferred Stock Directors”), (5) one individual designated by the holders of a majority of the outstanding shares of Adagio Common Stock, currently James L. Cox, MD, (6) the then-current Chief Executive Officer of Adagio, currently vacant, and (7) one individual designated by the Adagio Board with the approval of each of the Preferred Stock Directors, currently vacant.
Upon the consummation of the Business Combination, the Voting Agreement will terminate.
Indemnification Agreements
Adagio has entered into indemnification agreements with its current directors and New Adagio intends to enter into separate indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the Proposed Governing Documents. These agreements, among other things, will require New Adagio to indemnify New Adagio’s directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of New Adagio’s directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at New Adagio’s request.
The limitation of liability and indemnification provisions in the Proposed Governing Documents may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit New Adagio and its stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Adagio Policies for Approval of Related Party Transactions
The Adagio Board reviews and approves transactions with directors, officers and holders of 5% or more of its capital stock and their affiliates, each a related party. Prior to such transactions, the material facts as to the related party’s relationship or interest in the transaction are disclosed to its board of directors prior to their consideration of such transaction, and the transaction is not considered approved by the Adagio Board unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.
New Adagio Policies and Procedures for Related Party Transactions
Upon the Closing, it is anticipated that the New Adagio Board will adopt a written related person transactions policy that sets forth New Adagio’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of New Adagio’s policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which New Adagio or any of its subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.
Transactions involving compensation for services provided to New Adagio as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of New Adagio’s voting securities (including New Adagio Common Stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.
Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of New Adagio’s voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to audit committee of the New Adagio Board (the “New Adagio Audit Committee”) (or, where review by the New Adagio Audit Committee would be inappropriate, to another independent body of the New Adagio Board) for review. To identify related person transactions in advance, New Adagio will rely on information supplied by New Adagio’s executive officers, directors and certain significant stockholders. In considering related person transactions, the New Adagio Audit Committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:
•	the risks, costs, and benefits to New Adagio;
•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
•	the terms of the transaction;
•	the availability of other sources for comparable services or products; and
•	the terms available to or from, as the case may be, unrelated third parties.
The New Adagio Audit Committee will approve only those transactions that it determines are fair to New Adagio and in New Adagio’s best interests. All of the transactions described above were entered into prior to the adoption of such policy.
Post-Business Combination Arrangements and ListCo Relationships and Related Person Transactions
Certain agreements were entered into or will be entered into pursuant to the Business Combination Agreement. The agreements described in this section, or forms of such agreements as they will be in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part and are included in the Annexes to this proxy statement/prospectus, and the following descriptions are qualified by reference thereto. For additional information about these agreements, see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination.” These agreements include:
•	Subscription Agreements
•	2024 Bridge Financing Note Subscription Agreement
•	Investor Rights Agreement
•	Sponsor Letter Agreement
•	Adagio Stockholder Transaction Support Agreement
PIPE Financing
In connection with the execution of the Business Combination Agreement, ListCo and ARYA entered into the Initial Subscription Agreements with the Initial PIPE Investors. In June 2024, ListCo and ARYA entered into the June Subscription Agreements with the June PIPE Investors. Pursuant to the Subscription Agreements, the PIPE Investors have committed financing valued at approximately $55,600,000. The PIPE Financing is comprised of: (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares in the open market for $2,500,000 and not to redeem such shares prior to the Closing Date (valued as of July 8, 2024 at approximately

$2,542,710 based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024), which will result in the issuance of approximately 355,459 shares of New Adagio Common Stock and approximately 299,904 Base Warrants (including the Class A ordinary shares purchased by such Other PIPE Investors and that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the Business Combination); (ii) commitments by certain investors that are shareholders of ARYA not to redeem approximately 247,700 Class A ordinary shares (valued as of July 8, 2024 at approximately $2,858,883 based on an approximate redemption value of $11.54 per Class A ordinary share on July 8, 2024), which will result in the issuance of approximately 405,086 shares of New Adagio Common Stock and approximately 343,070 Base Warrants (including the Class A ordinary shares that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the Business Combination); (iii) agreements to subscribe for and purchase at Closing approximately 1,706,666 shares of New Adagio Common Stock and approximately 1,440,000 Base Warrants for an aggregate purchase price of approximately $12,000,000; (iv) the contribution of $28,500,000 of Bridge Financing Notes to ListCo and any interest that has been accruing and will remain unpaid thereon prior to Closing pursuant to the terms of the Subscription Agreement executed by the Perceptive PIPE Investor; and (v) an additional cash investment by the Perceptive PIPE Investor of approximately $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing being raised prior to Closing). In respect of its Subscription Agreement described in (iv) and (v) in the foregoing, the Perceptive PIPE Investor will be issued approximately 5,361,193 shares of New Adagio Common Stock and approximately 4,388,470 Base Warrants. As provided for in the Subscription Agreements, the number of shares of New Adagio Common Stock and Base Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A ordinary shares at Closing, the average per share price of the Class A ordinary shares purchased by certain PIPE Investors in the open market and the amount of interest on the Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock and PIPE Warrants. Further, under the Subscription Agreement executed by the Perceptive PIPE Investor, as amended, the Perceptive PIPE Investor may subject Additional Convertible Notes to its Subscription Agreement, which will result in the issuance of additional shares of New Adagio Common Stock and PIPE Warrants at the same issuance rate at which shares of New Adagio Common Stock and PIPE Warrants will be issued to the Perceptive PIPE Investor based on the contribution of the existing $28,500,000 of Bridge Financing Notes to ListCo (including any interest that has been accruing and will remain unpaid thereon prior to Closing), as described in the foregoing. Such New Adagio Common Stock and PIPE Warrant issuance rate for Additional Convertible Notes that the Perceptive PIPE Investor may subject to its Subscription Agreement is equal to approximately 0.12 shares of New Adagio Common Stock and 0.12 PIPE Warrants per U.S. Dollar loaned by the Perceptive PIPE Investor to Adagio under an Additional Convertible Note. The shares of New Adagio Common Stock and PIPE Warrants to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. For additional information on the calculation of the number of shares that will be issued pursuant to each Subscription Agreement, please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing.”
Convertible Security Financing
On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into New Adagio Convertible Notes and Convert Warrants on the same terms as the other Convert Investors executing the Convertible Security Subscription Agreement. Subject to ARYA and New Adagio receiving Additional Financing, whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid with the funds raised in connection with such Additional Financing instead of such 2024 Bridge Financing Note converting into New Adagio Convertible Notes and Convert Warrants. For additional information, see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Convertible Security Financing.”

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
ARYA is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act, Cayman Islands law generally and the Existing Governing Documents govern the rights of its shareholders. The Cayman Islands Companies Act and Cayman Islands law generally differ in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Existing Governing Documents differ in certain material respects from the Proposed Governing Documents. As a result, when you become a stockholder of New Adagio, your rights will differ in some regards as compared to when you were a shareholder of ARYA.
Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of ARYA and New Adagio according to applicable law and/or the organizational documents of ARYA and New Adagio. You also should review the Proposed Certificate of Incorporation and the Proposed Bylaws of New Adagio, attached hereto as Annex D and Annex E to this proxy statement/prospectus, respectively, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to ARYA and New Adagio.
	Cayman Islands	Delaware
Stockholder/Shareholder Approval of Business Combinations
Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval—there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by (i) in relation to a compromise or arrangement between a company and its creditors or any class of them, a majority in number of such creditors or class of creditors with whom the arrangement is to be made and who must in addition represent 75% in value of such creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose; and (ii) in relation to a compromise or arrangement

Mergers generally require approval of a majority of the voting power of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued do not, in certain circumstances, require acquirer stockholder approval.

Certain mergers in which one entity owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

	Cayman Islands	Delaware

between a company and its shareholders or any class of them, shareholders who represent 75% in value of the company’s shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose.

Stockholder/Shareholder Votes for Routine Matters
Under Cayman Islands law and the Existing Governing Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the votes cast by or on behalf of the shareholders present in person or represented by proxy at the applicable general meeting and entitled to vote on such matter).

Generally, unless a corporation’s governing documents provide a different standard, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.

Appraisal Rights	Minority shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.
Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger if the merger consideration is stock of the surviving entity or a publicly traded entity; stockholders generally will have appraisal rights if the merger consideration is cash.

Inspection of Books and Records	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business, subject to certain procedural requirements.

Stockholder/Shareholder Lawsuits
In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.
A stockholder may bring a derivative suit subject to procedural requirements (including complying with exclusive forum provisions as per the Proposed Certificate of Incorporation).

Fiduciary Duties of Directors
A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.
Directors must exercise a duty of care and duty of loyalty (which includes a duty of good faith) to the company and its stockholders.

	Cayman Islands	Delaware
Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers
A Cayman Islands company generally may indemnify its directors or officers except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime.

A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Limited Liability of Directors
Liability of directors may be limited, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide exculpation for willful default, willful neglect, civil fraud or the consequences of committing a crime.

Delaware law permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, certain unlawful repurchases or dividends, or transactions in which a director receives an improper personal benefit.

The Proposed Certificate of Incorporation differs in certain material respects from the Existing Governing Documents. The following table sets forth a summary of the principal changes proposed to be made between the Existing Governing Documents and the Proposed Certificate of Incorporation for New Adagio. This summary is qualified by reference to the complete text of the Existing Governing Documents of ARYA, attached to this proxy statement/prospectus as Annex C and the complete text of the Proposed Certificate of Incorporation, the form of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Proposed Certificate of Incorporation in its entirety for a more complete description of its terms.
	Existing Governing Documents	Proposed Certificate of Incorporation
Authorized Shares
The share capital under the Existing Governing Documents is US$50,000 divided into 479,000,000 Class A ordinary shares of par value US$0.0001 per share, 20,000,000 Class B ordinary shares of par value US$0.0001 per share and 1,000,000 preference shares of par value US$0.0001 per share.

The Proposed Certificate of Incorporation authorizes 210,000,000 shares of New Adagio Common Stock, par value $0.0001 per share, and 20,000,000 shares of New Adagio Preferred Stock, par value $0.0001 per share.

	See paragraph 8 of our Memorandum of Association.	See Article IV, Section 1 of the Proposed Certificate of Incorporation.

Authorize the Board of Directors to Issue Preferred Stock Without	The Existing Governing Documents authorize the issuance	The Proposed Certificate of Incorporation authorizes the New

	Existing Governing Documents	Proposed Certificate of Incorporation
Stockholder Consent
of 1,000,000 preference shares with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, the ARYA Board is empowered under the Existing Governing Documents, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of ARYA Shares.

Adagio Board to issue shares of New Adagio Preferred Stock in one or more series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof. These powers, preferences and rights could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock.

Without limiting the foregoing, the resolution or resolutions providing for the establishment of any series of New Adagio Preferred Stock may, to the extent permitted by law, provide that such series shall be superior to, rank equally with or be junior to New Adagio Preferred Stock of any other series.

	See paragraph 8 of our Memorandum of Association and Article 3 of our Existing Governing Documents.	See Article IV, Section 3 of the Proposed Certificate of Incorporation.

Shareholder/Stockholder Written Consent In Lieu of a Meeting	The Existing Governing Documents provide that resolutions may be passed by a vote in person, by proxy at a general meeting, or by unanimous written resolution.
The Proposed Certificate of Incorporation allows stockholders to vote in person or by proxy at a meeting of stockholders, but prohibits the ability of stockholders to act by written consent in lieu of a meeting.

Notwithstanding, any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote.

	See Articles 14 and 15 of our Existing Governing Documents.	See Article VI, Section 1 of the Proposed Certificate of Incorporation and Section 2.10 of the Proposed Bylaws.

	Existing Governing Documents	Proposed Certificate of Incorporation
Classification of Board of Directors
The ARYA Board is divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. Upon the adoption of the Existing Governing Documents in connection with ARYA’s Initial Public Offering, the existing directors were classified as Class I, Class II or Class III directors. The Class I directors shall stand elected for a term expiring at ARYA’s first annual general meeting, the Class II directors shall stand elected for a term expiring at ARYA’s second annual general meeting and the Class III directors shall stand elected for a term expiring at ARYA’s third annual general meeting. Commencing at ARYA’s first annual general meeting, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. All directors hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified.

Directors shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Class I directors shall initially serve for a term expiring at the first annual meeting of stockholders following the Closing Date, Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the Closing Date and Class III directors shall initially serve for a term expiring at the third annual meeting of stockholders following the Closing Date. At each annual meeting following the Closing Date, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of stockholders.

Notwithstanding the foregoing and subject to the Investor Rights Agreement, the term of all Class I directors shall automatically become one year commencing on the seventh annual meeting of stockholders, the term of all Class II directors shall automatically become one year commencing on the eighth annual meeting of stockholders and the term of all Class III directors shall automatically become one year commencing on the ninth annual meeting of stockholders, with all directors having a term of one year from and after such ninth annual meeting of stockholders.

	See Article 17.4 of our Existing Governing Documents.	See Article V, Section 2 of the Proposed Certificate of Incorporation and Section 3.3 of the Proposed Bylaws.

Corporate Name	The Existing Governing Documents provide the name of the company is “ARYA Sciences Acquisition Corp IV.”	The Proposed Certificate of Incorporation will provide that the name of the corporation will be “Adagio Medical Holdings, Inc.”

	Existing Governing Documents	Proposed Certificate of Incorporation
	See paragraph 1 of our Existing Governing Documents.	See Article I of the Proposed Certificate of Incorporation.

Perpetual Existence
The Existing Governing Documents provide that if we do not consummate a business combination (as defined in the Existing Governing Documents) by the Termination Date, ARYA will cease all operations except for the purposes of winding up and will redeem the shares issued in ARYA’s initial public offering and liquidate the Trust Account.
The Proposed Certificate of Incorporation provides that the corporation will have perpetual existence, which is the default under the DGCL and will make New Adagio’s existence perpetual.

	See Article 38 of our Existing Governing Documents.	See Article III, Section 1 of the Proposed Certificate of Incorporation.

Takeovers by Interested Stockholders	The Existing Governing Documents do not provide restrictions on takeovers of ARYA by a related shareholder following a business combination.
The Proposed Certificate of Incorporation does not opt out of Section 203 of the DGCL, and therefore, New Adagio will be subject to Section 203 of the DGCL relating to business combinations with interested stockholders.

This is the default rule under the DGCL.

Provisions Related to Status as Blank Check Company	The Existing Governing Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.
The Proposed Certificate of Incorporation does not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the Business Combination, as we will cease to be a blank check company at such time.

See Article 38 of our Existing Governing Documents.

DESCRIPTION OF NEW ADAGIO SECURITIES
The following summary of certain provisions of New Adagio securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed Bylaws and the provisions of applicable law. Forms of the Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex D and Annex E, respectively.
Authorized Capitalization
General
The authorized capital stock of New Adagio will consist of 210,000,000 shares of New Adagio Common Stock, par value $0.0001 per share, and 20,000,000 shares of New Adagio Preferred Stock, par value $0.0001 per share. New Adagio expects to have approximately 15,533,692 shares of New Adagio Common Stock outstanding immediately after the consummation of the Business Combination, assuming that none of ARYA’s outstanding Class A ordinary shares are redeemed in connection with the Business Combination, or approximately 12,701,682 shares of New Adagio Common Stock outstanding immediately after the consummation of the Business Combination in the 100% redemption scenario. For more information on the assumptions underlying the number of shares described in the foregoing as being issuable on the Closing Date, please see “Risk Factors—Risks Related to the Business Combination and ARYA—The Public Shareholders will experience (i) immediate dilution as a consequence of the issuance of New Adagio Common Stock as consideration in the Business Combination and in the PIPE Financing and (ii) future dilution in connection with other sources of dilution, such as the PIPE Warrants, the Adagio Convertible Securities, the Convert Warrants, the 2024 Equity Incentive Plan, the 2024 Key Employee Equity Incentive Plan, the ESPP and the Share Trigger Price Vesting. Having a minority share position may reduce the influence that ARYA shareholders have on the management of New Adagio.” Actual number of shares of New Adagio Common Stock issuable on the Closing Date will be determined pursuant to the terms of the respective convertible notes, Subscription Agreements and the Business Combination Agreement, as applicable. Please see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—PIPE Financing—Subscription Agreements—Calculations of number of shares of New Adagio Common Stock and PIPE Warrants subscribed for,” for a description of how shares to be issued on the Closing Date in connection with the PIPE Financing will be calculated.
The following summary describes all material provisions of New Adagio capital stock. You are urged to read the Proposed Certificate of Incorporation and the Proposed Bylaws in their entirety (forms of which are attached to this proxy statement/prospectus as Annex D and Annex E, respectively) as well as the applicable provisions of the DGCL.
New Adagio Common Stock
Voting rights. Each share of New Adagio Common Stock will be entitled to one vote per share on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or the New Adagio certificate of incorporation. The Proposed Certificate of Incorporation and the Proposed Bylaws do not provide for cumulative voting rights. Directors of New Adagio will be elected by plurality vote of the shares of New Adagio Common Stock present at an annual meeting and entitled to vote. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.
Dividend rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of New Adagio Common Stock will be entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Rights upon liquidation. Upon a liquidation event, holders of New Adagio Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of New Adagio’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.
Other rights. Holders of New Adagio Common Stock will have no preemptive, conversion, subscription or other rights, and as of the closing of the Business Combination there will be no redemption or sinking fund provisions applicable to the New Adagio Common Stock. The rights, preferences and privileges of the holders of the New Adagio Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that New Adagio may designate in the future.
New Adagio Preferred Stock
The New Adagio Board will have the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof. These designations, powers, preferences and rights could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the New Adagio Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of New Adagio Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of New Adagio or other corporate action. Upon closing of the Business Combination, no shares of preferred stock will be outstanding, and New Adagio has no present plan to issue any shares of preferred stock.
PIPE Warrants and Convert Warrants
Each Base Warrant entitles the registered holder thereof to purchase one share of New Adagio Common Stock at a price of $10.00 per share, subject to adjustment, following the closing of the Business Combination. The Base Warrants, issued to certain PIPE Investors pursuant to the Subscription Agreements and the Base Warrant Agreement, will expire on the fifth anniversary of the Closing.
Each Pre-Funded Warrant entitles the registered holder thereof to purchase one share of New Adagio Common Stock at a price of $0.01 per share, subject to adjustment, following the closing of the Business Combination. The Pre-Funded Warrants, issued to certain PIPE Investors pursuant to the Subscription Agreements and the Pre-Funded Warrant Agreement, will not expire until such warrants are exercised in full.
Each Convert Warrant entitles the registered holder thereof to purchase one share of New Adagio Common Stock at price of $24.00 per share, subject to adjustment, following the closing of the Business Combination. The Convert Warrants, issued to certain Convert Investors pursuant to the Convertible Security Subscription Agreement and the Convert Warrant Agreement, will expire on the seventh anniversary of the Closing.
Each of the Base Warrant Agreements, the Pre-Funded Warrant Agreements and Convert Warrant Agreement will be entered into concurrently with the Closing, and each PIPE Warrant and Convert Warrant will bear a restrictive legend. No PIPE Warrant or Convert Warrant may be exercised and New Adagio shall not be obligated to issue shares of New Adagio Common Stock upon exercise of a PIPE Warrants or Convert Warrants unless the shares of New Adagio Common Stock issuable upon such PIPE Warrant or Convert Warrant exercise have been registered, qualified or are exempt from registration or qualification under the Securities Act and under the securities laws of the state of residence of the registered holder of such PIPE Warrant or Convert Warrant. If at the time of exercise, following the one-year anniversary of the filing of a Current Report on Form 8-K (or any other applicable form) that includes current “Form 10 information” (within the meaning of Rule 144) reflecting New Adagio's status as an entity that is no longer an issuer described in paragraph (i)(1)(i) of Rule 144, there is no effective registration statement registering the shares of New Adagio Common Stock issuable upon exercise of the PIPE Warrants or Convert Warrants, or the prospectus contained therein is not available for the resale of such share by the holder of such warrants, the registered holder of such PIPE Warrant or Convert Warrant may be entitled to exercise such PIPE Warrant or Convert Warrant by way of cashless exercise in accordance with Section 3(a)(9) of the Securities Act. Otherwise, such holder may not be entitled to exercise its PIPE Warrant or Convert Warrant and, in the case of the Base Warrants or Convert Warrants, such Base Warrant or Convert Warrant may expire worthless.
If holders of Base Warrants elect to exercise on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of New Adagio Common Stock yielded by the following formula: [(A-B) (X)] / (A), where, as described in more details in the Base Warrant Agreement (A) is (i) the VWAP on the trading day immediately preceding the date of the applicable warrant exercise notice if such notice is (1) both executed and delivered on a day that is not a trading day or (2) both executed and delivered on a trading day prior to the opening of “regular trading hours” (as defined in Rule 600(b) of Regulation NMS promulgated under the federal securities laws) on such trading day, (ii) at the option of the holder, either (y) the VWAP on the trading day immediately preceding the date of the applicable exercise notice or (z) the did price of the shares of New Adagio Common Stock on the applicable stock exchange as reported by Bloomberg L.P. as of the time of the holder’s execution of the applicable exercise notice if such notice is executed during “regular trading hours” on a trading day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a trading day), or (iii) the VWAP on the date of the applicable exercise notice if the date of such notice is a trading day and such notice is both executed and delivered after the close of “regular trading hours” on such trading day; (B) is the exercise price of the Base Warrant, as adjusted pursuant to the Base Warrant Agreement; and (X) is the number of shares of New Adagio Common Stock that would be issuable upon exercise of the portion of the Base Warrant specified in the exercise notice in accordance with the terms of the Base Warrant Agreement if such exercise were by means of a cash exercise rather than a cashless exercise.
Similarly, if holders of the Pre-Funded Warrants or Convert Warrants elect to exercise on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of New Adagio Common Stock yielded by the following formula: (A x B) - (A x C)]/B. For purposes of the foregoing formula and as described in more details in the Pre-Funded Warrant Agreement or the Convert Warrant Agreement, as applicable: A is the total number of shares with respect to which the Pre-Funded Warrants or Convert Warrants are then being exercised; B is as elected by the Holder: (i) the VWAP of the shares of New Adagio Common Stock on the trading day immediately preceding the date of the applicable exercise notice if such notice is (1) both executed and delivered on a day that is not a trading day or (2) both executed and delivered on a trading day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such trading day, (ii) at the option of the applicable holder, either (y) the VWAP on the trading day immediately preceding the date of the applicable exercise notice or (z) the bid price of the shares of New Adagio Common Stock as of the time of the holders’ execution of the applicable exercise notice if such notice is executed during “regular trading hours” on a trading day and is delivered within two (2) hours thereafter, or (iii) the closing sale price of the New Adagio Common Stock on the date of the applicable exercise notice if the date of such notice is a trading day and such notice is both executed and delivered after the close of “regular trading hours” on such trading day; and C is the exercise price then in effect for the applicable shares of New Adagio Common Stock at the time of such exercise under the Pre-Funded Warrant or the Convert Warrant, as applicable.
New Adagio Convertible Notes
The New Adagio Convertible Notes issued pursuant to the Convertible Security Subscription Agreement are convertible into shares of New Adagio Common Stock at $10.00 per share, subject to adjustment, following the closing of the Business Combination. Shares of New Adagio Common Stock issued to a registered holder of a New Adagio Convertible Note will bear a restrictive legend. The New Adagio Convertible Note may not be exercised by, or securities issued to, any registered holder of such New Adagio Convertible Notes in any state in which such exercise would be unlawful. For more information, also see “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination—Convertible Security Financing.”
Election of Directors and Vacancies; Board of Directors
Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, the number of directors of the New Adagio Board shall be fixed solely and exclusively by resolution duly adopted from time to time by the New Adagio Board, but shall initially consist of seven (7) directors, which shall be divided into three (3) classes, designated Class I, II and III, with each class consisting of three (3) directors. Under the Proposed Bylaws, at all meetings of stockholders called for the election of directors, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. All directors will be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal.
Except as the DGCL may otherwise require and subject to the rights, if any, of the holders of any series of New Adagio Preferred Stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the New Adagio Board resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by a sole remaining director. A director elected or appointed to fill a vacancy resulting from the death, resignation, disqualification or removal of a director or a newly created directorship will hold office until the next election of the class for which such director shall have been chosen until his or her successor shall have been duly elected and qualified, or until such director’s death, resignation or removal.

Subject to the rights, if any, of any series of New Adagio Preferred Stock, any director or the entire New Adagio Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the issued and outstanding capital stock of New Adagio entitled to vote in the election of directors.
In addition to the powers and authority expressly conferred upon them by statute or by the Proposed Certificate of Incorporation or Proposed Bylaws, the directors are empowered to exercise all such powers and do all such acts and things as may be exercised or done by New Adagio, subject, nevertheless, to the provisions of the DGCL, the Proposed Certificate of Incorporation and the Proposed Bylaws adopted and in effect from time to time; provided, however, that no Bylaw adopted, amended, altered or repealed after the date of the Proposed Bylaws will invalidate any prior act of the directors or officers of New Adagio which would have been valid if such Bylaw had not been adopted, amended, altered or repealed.
Quorum
The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the Proposed Certificate of Incorporation or Proposed Bylaws, each as amended from time to time. If, however, such quorum will not be present or represented at any meeting of the stockholders, the holders of a majority of the voting power present in person or represented by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.
Anti-takeover Effects of the Proposed Certificate of Incorporation and the Proposed Bylaws
The Proposed Certificate of Incorporation and the Proposed Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of New Adagio. We expect that these provisions, which are summarized below, may discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New Adagio to first negotiate with the New Adagio Board, which we believe may result in an improvement of the terms of any such acquisition in favor of New Adagio’s stockholders. However, they also give the New Adagio Board the power to discourage acquisitions that some stockholders may favor.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the New Adagio Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of New Adagio Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock may be to enable the New Adagio Board to issue shares to persons friendly to New Adagio management, which issuance could render more difficult or discourage an attempt to obtain control of New Adagio by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of New Adagio management and possibly deprive stockholders of opportunities to sell their shares of New Adagio Common Stock at prices higher than prevailing market prices.
Special Meeting, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals
Unless otherwise required by law, and subject to the rights, if any, of the holders of any series of New Adagio Preferred Stock, special meetings of the stockholders of New Adagio may be called only by the Chairperson of the New Adagio Board, the New Adagio Chief Executive Officer, the New Adagio President, or the New Adagio Board

acting pursuant to a resolution adopted by a majority of the New Adagio Board. Unless otherwise required by law, written notice of a special meeting of stockholders, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote at such meeting, not less than ten (10) or more than sixty (60) days before the date fixed for the meeting. Business transacted at any special meeting of stockholders will be limited to the purposes stated in the notice.
The Proposed Bylaws also provide that unless otherwise restricted by the Proposed Certificate of Incorporation or the Proposed Bylaws, any action required or permitted to be taken at any meeting of the New Adagio Board or of any committee thereof may be taken without a meeting, if all members of the New Adagio Board or of such committee, as the case may be, consent thereto in writing or by electronic transmission.
In addition, the Proposed Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the New Adagio Board, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to the New Adagio secretary, of the stockholder’s intention to bring such business before the meeting.
These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of New Adagio’s outstanding voting securities.
Amendment to Certificate of Incorporation and Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.
The Proposed Certificate of Incorporation will provide that the following provisions therein may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of New Adagio’s stock entitled to vote thereon and the affirmative vote of at least 66 2/3% of the then outstanding voting securities of the Company, voting together as a single class:
•	the provisions authorizing the New Adagio Board to issues shares of New Adagio Preferred Stock, with any rights, preferences or privileges as they may designate;
•	the provisions dividing the directors of New Adagio into three classes, each of which stands for election once every three years;
•
the provisions providing that a director may be removed from the New Adagio Board at any time, but for cause only, and by the affirmative vote of the holders of at least 66 2/3% of the voting power of the issued and outstanding capital stock of New Adagio entitled to vote in the election of directors;

•
the provisions providing that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum; except that any action to be taken by the holders of any series of New Adagio Preferred Stock may, to the extent provided by the applicable certificate of designation relating to such series of New Adagio Preferred Stock, be taken without a meeting, without prior notice and without a vote;

•	the provisions prohibiting cumulative voting;
•	the provisions requiring that any action to be taken by New Adagio’s stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
•	the provisions regarding calling special meetings of stockholders;
•	the provisions regarding notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of New Adagio’s stockholders; and
•	the provision regarding the approval requirements for such amendments.
The Proposed Bylaws may be amended or repealed (A) by the affirmative vote of a majority of the entire New Adagio Board then in office (subject to any bylaw requiring the affirmative vote of a larger percentage of the members of the New Adagio Board) or (B) by the New Adagio stockholders, provided that the affirmative vote of the holders of at least 66 2/3%

of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the New Adagio stockholders to alter, amend or repeal, or adopt certain provisions of the Proposed Bylaws.
Delaware Anti-Takeover Statute
New Adagio will be subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a public company incorporated in Delaware from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the approval of the New Adagio Board or holders of 66 2/3% of the voting power of the outstanding capital stock held by stockholders unaffiliated with the interested stockholder approve the business combination. A business combination includes, among other things, a merger or consolidation involving the interested stockholder and the sale of more than 10% of the company’s assets. In general, an interested stockholder is any stockholder that, together with its affiliates, beneficially owns 15% or more of the company’s stock. A public company incorporated in Delaware is automatically subject to Section 203 unless it opts out in its original corporate charter or pursuant to a subsequent charter or bylaw amendment approved by stockholders.
Limitations on Liability and Indemnification of Officers and Directors
The Proposed Certificate of Incorporation limits the liability of the directors and officers of New Adagio to the fullest extent permitted by the DGCL, and the Proposed Bylaws provide that New Adagio will indemnify and hold them harmless to the fullest extent permitted by such law. To the extent that the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of such directors and officers shall be eliminated or limited accordingly. ARYA has entered into indemnification agreements with its directors and officers and New Adagio expects to continue to enter into agreements to indemnify its directors, executive officers and other employees as determined by the New Adagio Board. Under the terms of such indemnification agreements, New Adagio will be required to indemnify each of its directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of New Adagio or any of its subsidiaries or was serving at New Adagio’s request in an official capacity for another entity. Any claims for indemnification by New Adagio’s directors and officers may reduce New Adagio’s available funds to satisfy successful third-party claims against it and may reduce the amount of money available to it.
Exclusive Jurisdiction of Certain Actions
The Proposed Certificate of Incorporation provides that, unless New Adagio consents in writing to the selection of an alternative forum, (i) the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder (including beneficial owner) to bring (a) any derivative action or proceeding brought on behalf of New Adagio, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder of New Adagio to New Adagio or New Adagio’s stockholders, (c) any action, suit or proceeding asserting a claim against New Adagio, its current or former directors, officers, or employees, agents or stockholders arising pursuant to any provision of the DCGL or the Proposed Certificate of Incorporation or Proposed Bylaws (each, as may be amended from time to time), or (d) any action, suit or proceeding asserting a claim against New Adagio, its current or former directors, officers, or employees, agents or stockholders governed by the internal affairs doctrine; and (ii) subject to the preceding provisions and although there is uncertainty as to whether a court would enforce such provision, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. The foregoing shall not apply to, and does not preclude or contract the scope of, either (i) exclusive federal jurisdiction pursuant to Section 27 of the Exchange Act for claims seeking to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder, or any other claim for which the U.S. federal courts have exclusive jurisdiction, or (ii) concurrent jurisdiction under Section 22 of the Securities Act for federal and state courts over all claims seeking to enforce any liability or duty created by the Securities Act or the rules and regulations thereunder. For more information and risks about the potential impact of such provision on stockholders, also see “Risk Factors—Risks Related to the Business Combination and ARYA—The Proposed Certificate of Incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by the stockholders of New Adagio, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, each of which could limit the stockholders’ ability to obtain a favorable judicial forum for disputes with New Adagio or its directors, officers, employees, agents or stockholders.”

Transfer Agent
The transfer agent for New Adagio Common Stock will be Continental Stock Transfer & Trust Company.
Listing
ListCo intends to apply to list the shares of New Adagio Common Stock under the symbol “ADGM” upon the consummation of the Business Combination.

SHARES ELIGIBLE FOR FUTURE SALE AND SECURITIES ACT RESTRICTIONS ON RESALE OF NEW ADAGIO COMMON STOCK
Upon Closing, 230,000,000 shares of New Adagio stock will be authorized pursuant to the Proposed Governing Documents, including 210,000,000 shares of New Adagio Common Stock and 20,000,000 shares of preferred stock. Based on the assumptions set out elsewhere in this proxy statement/prospectus and in the no redemption scenario and assuming no issuance of shares of New Adagio Common Stock that are subject to share trigger price vesting, (i) 15,533,692 shares of New Adagio Common Stock will be issued and outstanding and (ii) 8,611,837 shares of New Adagio Common Stock, including (a) 239,734 shares of New Adagio Common Stock held by certain shareholders of Adagio and (b) 8,372,103 shares of New Adagio Common Stock held by the Sponsor, the other initial shareholders and the Perceptive PIPE Investor, will be subject to certain lock-up arrangements pursuant to the Investor Rights Agreement. For more information see “—Lock-up Provisions” below.
Upon Closing, 6,471,444 PIPE Warrants and up to 1,500,000 Convert Warrants will be issued and outstanding. Each PIPE Warrant and each Convert Warrant are exercisable for one share of New Adagio Common Stock pursuant to their respective terms. New Adagio will be obligated to maintain an effective registration under the Securities Act covering the 7,971,444 shares of New Adagio Common Stock that may be issued upon the exercise of the PIPE Warrants and Convert Warrants, pursuant to the terms of the Subscription Agreements executed in connection with the PIPE Financing, as discussed below under “—Registration Rights.”
Further, the principal amount and any accrued and unpaid interest under the New Adagio Convertible Notes issued in connection with the Convertible Security Financing are convertible into shares of New Adagio Common Stock at a conversion price of $10.00 per share, subject to adjustment, following the closing of the Business Combination. As further discussed below under “—Registration Rights” below, New Adagio will be obligated to maintain an effective registration under the Securities Act covering any shares of New Adagio Common Stock that may be issued upon conversion of the New Adagio Convertible Notes, pursuant to the Investor Rights Agreement.
All of the shares of New Adagio Common Stock issued to the holders of Public Shares of ARYA in connection with the Business Combination will be freely transferable without restriction or further registration under the Securities Act by persons other than by the Sponsor, the Perceptive PIPE Investor or affiliates of New Adagio.
Sales of substantial amounts of shares of New Adagio Common Stock in the public market could adversely affect prevailing market prices of the shares of New Adagio Common Stock. Prior to the Business Combination, there has been no public market for shares of New Adagio Common Stock. ListCo will apply for listing of the shares of New Adagio Common Stock on Nasdaq, but there can be no assurance that a regular trading market will develop, or be maintained, in the shares of New Adagio Common Stock.
Lock-up Provisions
Pursuant to the Investor Rights Agreement and subject to customary exceptions set forth therein, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of ARYA and New Adagio (including any PIPE Shares or shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date. For additional information, see the section entitled “Proposal 1: Business Combination Proposal—Certain Agreements Related to the Business Combination — Investor Rights Agreement.”
Registration Rights
Pursuant to the terms of the Investor Rights Agreement, New Adagio will be obligated to file a registration statement to register the offer and sale of certain shares of New Adagio Common Stock issued or issuable in connection with the Business Combination, the PIPE Financing and the Convertible Security Financing to the Perceptive PIPE Investor, certain directors and officers of ARYA and Adagio and certain shareholders of Adagio. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, certain holders of registration rights pursuant to the Investor Rights Agreement may demand at any time or from time to time, that New Adagio files a registration statement on Form S-3, or any such other form of registration statement as is then available to effect a registration, or, if available, Form S-1, to register the offer and sale of their shares of New Adagio Common Stock. The Investor Rights Agreement also provides the parties thereto with “piggy-back” registration rights, subject to certain requirements and customary conditions.
Pursuant to the Subscription Agreements executed in connection with the PIPE Financing, New Adagio also agreed that, within 45 calendar days after the Closing, it will file with the SEC (at New Adagio’s sole cost and expense) a resale registration statement registering the offer and sale of the shares of New Adagio Common Stock issued in the PIPE Financing and the shares of New Adagio Common Stock that may be issued upon the exercise of the PIPE Warrants, and New Adagio will use its commercially reasonable efforts to have such resale registration statement declared effective as soon as practicable after the filing thereof.
The Conversion Shares, the Convert Warrants, the Convert Warrant Shares, the New Adagio Convertible Notes and any capital stock of ListCo issued or issuable with respect to the Conversion Shares, have not been registered under the Securities Act. In connection with the Convertible Security Subscription Agreement, ListCo and the Convert Investors agreed to enter into the Convert Registration Rights Agreement, pursuant to which ListCo will be required to file a Convert Registration Statement with the SEC to register for resale all of the Registrable Securities (as defined in the Convert Registration Rights Agreement), including the Conversion Shares, the Convert Warrant Shares and any shares issuable with respect to the New Adagio Convertible Notes, as soon as practicable, but in no event later than 45 days after the Closing Date. In the event that the number of shares registered for resale under the Convert Registration Statement is insufficient to cover all of the Registrable Securities, ListCo will amend the Registration Statement or file with the SEC a new registration statement to cover at least the Required Registration Amount (as defined in the Convert Registration Rights Agreement) as of the trading day immediately preceding the date of the filing of such amendment or new registration statement, as soon as practicable, but in any event not later than 15 days after the necessity therefor arises. If ListCo fails to file the Convert Registration Statement when required, fails to obtain effectiveness by SEC when required or fails to maintain the effectiveness of the Convert Registration Statement pursuant to the terms of the Convert Registration Rights Agreement, then as partial relief for the damages to any holder by reason of any such delay in or reduction of, its ability to sell the underlying shares of New Adagio Common Stock, ListCo may be required to pay each holder of Registrable Securities relating to such Convert Registration Statement an amount equal to one percent of such Convert Investor's original principal amount. The Convert Registration Rights Agreement also provides the parties with “piggy-back” registration rights, subject to certain requirements and customary conditions.
The following table summarizes the market standoff restrictions of certain stockholders of New Adagio following the closing of the Business Combination:
Stakeholder	Market Standoff Restrictions	Shares Subject to Market Standoff Restrictions	Market Standoff Period
The Sponsor, Perceptive PIPE Investor and certain Adagio stockholders, including certain New Adagio officers and directors	Investor Rights Agreement	8,611,837 Shares of New Adagio Common Stock(1)
Period beginning on the Closing Date earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, such shares will no longer be subject to the lock-up as of such earlier time. Further, the shares of New Adagio Common Stock issued to the Sponsor, Perceptive PIPE Investor and certain Adagio stockholders are restricted securities. New Adagio is required to file a registration statement registering the resale of such shares within 45 days after the Closing.(2)

Stakeholder	Market Standoff Restrictions	Shares Subject to Market Standoff Restrictions	Market Standoff Period
ARYA Public Shareholders, which are expected to hold 3,300,016 shares of New Adagio Common Stock after the consummation of the Business Combination, assuming no shares are redeemed in connection with the Business Combination(1)
	None	None	None(2)

Other PIPE Investors, certain Adagio stockholders and holders of PIPE Warrants, Convert Warrants and New Adagio Convertible Notes
None. However, (i) the shares of New Adagio Common Stock issued in the PIPE Financing and issued to certain Adagio stockholders in connection with the Business Combination, (ii) any shares of New Adagio Common Stock issuable upon exercise of the PIPE Warrants or the Convert Warrants, and (iii) any shares of New Adagio Common Stock issued upon conversion of any of the New Adagio Convertible Notes, are restricted securities. New Adagio is required to file a registration statement registering the resale of such shares of New Adagio Common Stock within 45 days after the Closing.

(1)
Number of shares reflects the assumptions made further above in the sensitivity table under “Questions and Answers for the Shareholders of Arya—What equity stake will current ARYA shareholders and current equityholders of Adagio hold in New Adagio immediately after the consummation of the Business Combination?” Does not adjust for sources of dilution following the Closing Date. For more information on potential sources of dilution also see, “Questions and Answers for the Shareholders of Arya—What equity stake will current ARYA shareholders and current equityholders of Adagio hold in New Adagio immediately after the consummation of the Business Combination?”

(2)	Shareholders who become affiliates of New Adagio for purposes of Rule 144 under the Securities Act would be subject to additional resale restrictions pursuant to Rule 144, once available.
Rule 144
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted shares of New Adagio Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Adagio at the time of, or at any time during the three months preceding, a sale and (ii) New Adagio is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as New Adagio was required to file reports) preceding the sale.
Persons who have beneficially owned restricted shares of New Adagio Common Stock for at least six months but who are affiliates of New Adagio at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•	1% of the total number of New Adagio Common Stock then outstanding; or
•	the average weekly reported trading volume of the New Adagio Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales by affiliates of New Adagio under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Adagio.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. New Adagio may be deemed a former shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial shareholders will be able to sell their Class B ordinary shares and Private Placement Shares, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.
We anticipate that following the consummation of the Business Combination, New Adagio will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND NOMINATIONS
Stockholder Proposals
The Proposed Governing Documents establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Proposed Governing Documents provide that the only business that may be conducted at an annual meeting of stockholders is business that is (a) specified in a notice of meeting given by or at the direction of the New Adagio Board, (b) if not specified in a notice of meeting, otherwise brought before the meeting by the New Adagio Board or the chairman of the New Adagio Board or (c) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of New Adagio both at the time of giving the notice and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with the procedures specified in the Proposed Governing Documents in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for New Adagio’s annual meeting of stockholders, a stockholder’s notice must be delivered to, or mailed and received, by the secretary at New Adagio’s principal executive offices:
•	not less than the 90 days; and
•	not more than the 120 days prior to the one-year anniversary of the preceding year’s annual meeting.
In the event that no annual meeting of the stockholders was held in the preceding year, or if the date of the applicable annual meeting has been changed by more than twenty-five (25) days from the first anniversary of the preceding year’s annual meeting, to be timely, notice by the stockholder must be delivered, or mailed and received, not earlier than the one hundred twentieth (120th) day before such annual meeting and not later than the ninetieth (90th) day prior to such annual meeting and no later than the tenth (10th) day following the day on which public announcement of the date of such annual meeting was first made by New Adagio. Nominations and proposals also must satisfy other requirements set forth in the Proposed Governing Documents. The presiding person at an annual meeting or a special meeting, as applicable, may, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with the Proposed Governing Documents, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.
Under Rule 14a-8 of the Exchange Act, a shareholder proposal to be included in the proxy statement and proxy card for the 2024 annual meeting pursuant to Rule 14a-8 must be received at New Adagio’s principal executive offices at a reasonable time before New Adagio begins to print and send out its proxy materials for such 2024 annual meeting (and New Adagio will publicly disclose such date when it is known).
Stockholder Director Nominees
The Proposed Governing Documents permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by the Proposed Governing Documents. In addition, the stockholder must give timely notice to New Adagio’s secretary in accordance with the Proposed Governing Documents, which, in general, require that the notice be received by New Adagio’s secretary within the time periods described above under “—Stockholder Proposals” for stockholder proposals. Notwithstanding, if the number of directors to be elected to the New Adagio Board is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased New Adagio Board at least ten (10) days before the last day that a stockholder may deliver a notice of nomination pursuant to the relevant provisions applicable to stockholder proposals, then a stockholder’s notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the secretary at the principal executive offices of New Adagio no later than the tenth (10th) day following the day on which such public announcement is first made.

SHAREHOLDER COMMUNICATIONS
Shareholders and interested parties may communicate with the ARYA Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York 10003. Following the Business Combination, such communications should be sent in care of New Adagio, 26051 Merit Cir #102, Laguna Hills, California 92653. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS
Kirkland & Ellis LLP, New York, New York, has passed upon the validity of the securities of New Adagio offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

EXPERTS
The financial statements of ARYA Sciences Acquisition Corp IV as of December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon (which report contains an explanatory paragraph regarding the ability of ARYA to continue as a going concern), appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Adagio Medical, Inc. as of December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon (which report contains an explanatory paragraph regarding the ability of Adagio Medical, Inc. to continue as a going concern), appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The financial statements of Aja Holdco, Inc. as of December 31, 2023 and for the period from December 19, 2023 (inception) to December 31, 2023, appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon (which report contains an explanatory paragraph regarding the ability of Aja Holdco, Inc. to continue as a going concern), appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

HOUSEHOLDING INFORMATION
Unless ARYA has received contrary instructions, it may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if ARYA believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce expenses. A number of brokers with account holders who are ARYA shareholders will be householding this proxy statement/prospectus. ARYA shareholders who participate in householding will continue to receive separate proxy cards. If shareholders prefer to receive multiple sets of disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of disclosure documents, the shareholders should follow these instructions:
•
If the shares are registered in the name of the shareholder, the shareholder should contact ARYA at its offices at ARYA Sciences Acquisition Corp IV, 51 Astor Place, 10th Floor, New York, New York 10003 or by telephone at +1 (212) 284-2300, to inform ARYA of his, her or their request; or

•	If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

ENFORCEABILITY OF CIVIL LIABILITY
ARYA is incorporated under the laws of the Cayman Islands, and will remain incorporated in the Cayman Islands following the Business Combination. Service of process ARYA may be difficult to obtain within the United States.
ARYA has been advised by its Cayman Islands legal counsel, Ogier (Cayman) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against ARYA, judgments of courts of the United States obtained against it or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against ARYA or our respective directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier (Cayman) LLP has informed ARYA that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

TRANSFER AGENT AND REGISTRAR
The transfer agent for ARYA’s securities is Continental Stock Transfer & Trust Company.
The transfer agent for New Adagio Securities following the Business Combination will be Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE
ARYA files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on ARYA at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, ARYA’s corporate website at https://www.perceptivelife.com/arya4. ARYA’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.
Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.
All information contained in this proxy statement/prospectus relating to ARYA has been supplied by ARYA, and all such information relating to Adagio or New Adagio has been supplied by Adagio. Information provided by one another does not constitute any representation, estimate or projection of the other.
You may also obtain additional copies of this proxy statement/prospectus by requesting them in writing or by telephone from ARYA’s proxy solicitation agent at the following address and telephone number:
Morrow Sodali LLC
333 Ludlow Street, 5th Floor
Stamford, Connecticut 06902
Individuals, please call toll-free: (800) 662-5200
Banks and brokerage firms, please call: (203) 658-9400
Email: ARYD.info@investor.morrowsodali.com
You will not be charged for any of the documents you request. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.
If you are an ARYA shareholder and would like to request documents, please do so by [•], 2024, or five business days prior to the General Meeting, in order to receive them before the General Meeting. If you request any documents from ARYA, such documents will be mailed to you by first class mail, or another equally prompt means.
As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement, of which this proxy statement/prospectus forms a part. Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document filed with the registration statement, of which this proxy statement/prospectus forms a part, or included as an Annex to this proxy statement/prospectus.
This document is a proxy statement of ARYA for the General Meeting. ARYA has not authorized anyone to give any information or make any representation about the Business Combination or the parties thereto, including ARYA, that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS
ARYA SCIENCES ACQUISITION CORP IV
ADAGIO MEDICAL, INC.
Page
Unaudited Financial Statements of Adagio Medical, Inc.:
Condensed Consolidated Balance Sheets as of March 31, 2024 (Unaudited) and December 31, 2023	F-51
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the Three Months Ended March 31, 2024 and 2023	F-52
Unaudited Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the Three Months Ended March 31, 2024 and 2023	F-53
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2024 and 2023	F-54
Notes to Unaudited Condensed Consolidated Financial Statements	F-55

AJA HOLDCO, INC.

ARYA SCIENCES ACQUISITION CORP IV
CONSOLIDATED CONDENSED BALANCE SHEETS
	March 31, 2024	December 31, 2023
Assets	(Unaudited)
Current assets:
Cash	$87,505	$20,191
Prepaid expenses	53,399	56,547
Total current assets	140,904	76,738
Cash held in Trust Account	37,119,896	40,575,949
Total Assets	$37,260,800	$40,652,687

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable	$157,777	$130,524
Accrued expenses	8,602,809	9,837,703
Due to related party	240,000	210,000
Convertible promissory note - related party	3,145,000	2,175,000
Total current liabilities	12,145,586	12,353,227
Deferred underwriting commissions	2,616,250	2,616,250
Total liabilities	14,761,836	14,969,477

Commitments and Contingencies
Class A ordinary shares, $0.0001 par value; 3,300,016 and 3,690,831 shares subject to possible redemption at approximately $11.22 and $10.97 per share as of March 31, 2024 and December 31, 2023, respectively	37,019,896	40,475,949
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding as of March 31, 2024 and December 31, 2023	—	—
Class A ordinary shares, $0.0001 par value; 479,000,000 shares authorized; 499,000 shares issued and outstanding (excluding 3,300,016 and 3,690,831 shares subject to possible redemption) as of March 31, 2024 and December 31, 2023, respectively	50	50
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 3,737,500 shares issued and outstanding as of March 31, 2024 and December 31, 2023, respectively	374	374
Additional paid-in capital	517,654	—
Accumulated deficit	(15,039,010)	(14,793,163)
Total shareholders’ deficit	(14,520,932)	(14,792,739)
Total Liabilities and Shareholders’ Deficit	$37,260,800	$40,652,687
The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

ARYA SCIENCES ACQUISITION CORP IV
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
	For the Three Months Ended March 31,
	2024	2023
General and administrative expenses	$611,740	$968,597
Income (loss) from operations	(611,740)	(968,597)
Gain on extinguishment of accrued legal expenses	1,274,547	—
Open Market Subscription Agreement expense	(1,420,405)	—
Interest earned on cash and investments held in Trust Account	511,751	1,128,846
Net income (loss)	$(245,847)	$160,249
Basic and diluted weighted average shares outstanding of Class A ordinary shares	4,046,532	11,322,046
Basic and diluted net income (loss) per share, Class A ordinary share	$(0.03)	$0.01
Basic and diluted weighted average shares outstanding of Class B ordinary shares	3,737,500	3,737,500
Basic and diluted net income (loss) per share, Class B ordinary share	$(0.03)	$0.01
The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

ARYA SCIENCES ACQUISITION CORP IV
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2024
	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2023	499,000	$50	3,737,500	$374	$—	$(14,793,163)	$(14,792,739)
Open Market Subscription Agreement expense	—	—	—	—	1,420,405	—	1,420,405
Adjustment of accretion of Class A ordinary shares subject to possible redemption	—	—	—	—	(902,751)	—	(902,751)
Net loss	—	—	—	—	—	(245,847)	(245,847)
Balance – March 31, 2024 (unaudited)	499,000	$50	3,737,500	$374	$517,654	$(15,039,010)	$(14,520,932)
FOR THE THREE MONTHS ENDED MARCH 31, 2023
	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2022	499,000	$50	3,737,500	$374	$—	$(8,640,891)	$(8,640,467)
Adjustment of accretion of Class A ordinary shares subject to possible redemption	—	—	—	—	—	(1,548,845)	(1,548,845)
Net income	—	—	—	—	—	160,249	160,249
Balance – March 31, 2023 (unaudited)	499,000	50	3,737,500	374	—	(10,029,487)	(10,029,063)
The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

ARYA SCIENCES ACQUISITION CORP IV
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
	For the Three Months Ended March 31,
	2024	2023
Cash Flows from Operating Activities:
Net income (loss)	$(245,847)	$160,249
Adjustments to reconcile net income to net cash used in operating activities:
Gain on extinguishment of legal expenses	(1,274,547)	—
Open Market Subscription Agreement expense	1,420,405	—
Interest earned on cash and investments held in Trust Account	(511,751)	(1,128,846)
Changes in operating assets and liabilities:
Prepaid expenses	3,149	1,250
Accounts payable	27,253	2,921
Accrued expenses	39,652	723,399
Due to related party	30,000	30,000
Net cash used in operating activities	(511,686)	(211,027)
Cash Flows from Investing Activities:
Cash deposited in Trust Account	(391,000)	(420,000)
Cash withdrawn from Trust Account for redemption	4,358,804	115,071,882
Net cash provided by financing activities	3,967,804	114,651,882
Cash Flows from Financing Activities:
Proceeds from convertible promissory note – related party	970,000	600,000
Redemption of Class A ordinary shares	(4,358,804)	(115,071,882)
Net cash used in financing activities	(3,388,804)	(114,471,882)
Net change in cash	67,314	(31,027)
Cash - beginning of the period	20,191	91,049
Cash - end of the period	$87,505	$60,022
The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
Note 1 - Description of Organization and Business Operations
ARYA Sciences Acquisition Corp IV (the “Company”) was incorporated as a Cayman Islands exempted company on August 24, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
All activity for the period from August 24, 2020 (inception) through March 31, 2024 was related to the Company’s formation and initial public offering (the “Initial Public Offering”) described below, and since the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of income earned on investments or cash held in the Trust Account (as defined below) from the proceeds derived from the Initial Public Offering.
The Company has one wholly owned subsidiary, Aja Holdco, Inc., a Delaware corporation (“ListCo”), formed on December 19, 2023. As of March 31, 2024, ListCo, which is included in the Company’s unaudited consolidated condensed financial statements, had no material activity.
The Company’s sponsor is ARYA Sciences Holdings IV, a Cayman Islands exempted company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on February 25, 2021.  On March 2, 2021, the Company consummated its Initial Public Offering of 14,950,000 Class A ordinary shares (the “Public Shares”), including the 1,950,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $149.5 million, and incurring offering costs of approximately $8.8 million, inclusive of approximately $5.2 million in deferred underwriting commissions (see Note 5). On August 8, 2022, the Company received a waiver from one of the underwriters of its Initial Public Offering pursuant to which such underwriter waived all rights to its 50% share of the deferred underwriting commissions payable upon completion of an initial Business Combination (the “Waiver”). In connection with the Waiver, the underwriter also agreed that (i) the Waiver is not intended to allocate its 50% portion of the deferred underwriting commissions to the other underwriter that has not waived its right to receive its share of the deferred underwriting commissions and (ii) the waived portion of the deferred underwriting commissions can, at the discretion of the Company, be paid to one or more parties or otherwise be used in connection with an initial Business Combination.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 499,000 Class A ordinary shares (the “Private Placement Shares”), at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million (see Note 4).
Upon the closing of the Initial Public Offering and the Private Placement, $149.5 million ($10.00 per Public Share) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (the “Trust Account”), located in the United States, with Continental Stock Transfer & Trust Company acting as trustee, and were invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below. On February 27, 2023, the Company delivered an instruction letter to Continental Stock Transfer & Trust Company, acting as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial Business Combination or the Company’s liquidation. The Company is taking these steps in order to mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the First Extension Amendment Proposal described below. For more information on the partial liquidation of the Trust Account in connection with the adoption of the First Extension Amendment Proposal and the related redemption of Class A ordinary shares, see below.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding the amount of deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide the holders (the “Public Shareholders”) of Public Shares, with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters of its Initial Public Offering (as discussed in Note 5).
These Public Shares are classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). In such case, the Company will proceed with a Business Combination if a majority of the ordinary shares, represented in person or by proxy and entitled to vote thereon, voted at a shareholder meeting are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which the Company adopted upon the consummation of the Initial Public Offering and subsequently amended in connection with the adoption of First Extension Amendment Proposal and Second Extension Amendment Proposal described below (as amended from time to time, the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or vote at all. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares they hold in favor of a Business Combination. In addition, the initial shareholders agreed to waive their redemption rights with respect to their Founder Shares, Private Placement Shares and Public Shares in connection with the completion of a Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of its Business Combination and does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Class A ordinary shares, without the prior consent of the Company.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
The Company’s Sponsor, officers and directors (the “initial shareholders”) agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (a) that would modify the substance or timing of the Company’s obligation to provide holders of its Public Shares the right to have their shares redeemed in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete its Business Combination within the time period during which the Company is required to consummate a Business Combination pursuant to the Amended and Restated Memorandum and Articles of Association (the “Business Combination Period”), or (b) with respect to any other provision relating to the rights of Public Shareholders, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.
If the Company has not completed a Business Combination within the Business Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
The initial shareholders agreed to waive their liquidation rights with respect to the Founder Shares and Private Placement Shares held by them if the Company fails to complete a Business Combination within the Business Combination Period. However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Business Combination Period. The underwriters of the Initial Public Offering agreed to waive their rights to their deferred underwriting commissions (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Business Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (excluding the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the assets in the Trust Account, in each case net of the interest that may be withdrawn to pay for the Company’s tax obligations. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).
Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (excluding the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
believes that the Sponsor’s only assets are securities of the Company. The Sponsor may not be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
On February 28, 2023, the Company held an extraordinary general meeting of shareholders in view of approving an amendment to its Amended and Restated Memorandum and Articles of Association to extend the date (the “Termination Date”) by which the Company has to consummate a Business Combination from March 2, 2023 (the “Original Termination Date”) to June 2, 2023 (the “Previous Articles Extension Date”) and to allow the Company, without another shareholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis for up to nine times by an additional one month each time after the Previous Articles Extension Date, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until March 2, 2024 or a total of up to thirty-six months after the Original Termination Date, unless the closing of a Business Combination shall have occurred prior thereto or the Amended and Restated Memorandum and Articles of Association have been amended prior thereto in order to further extend the Termination Date (the “First Extension Amendment Proposal”). In connection with the initial three-month extension from the Original Termination Date to the Previous Articles Extension Date the Sponsor made an initial deposit into the Trust Account of $420,000 in exchange for the Second Convertible Promissory Note (as defined below). In connection with any subsequent optional monthly extensions following the Previous Articles Extension Date, the Sponsor made deposits of $140,000 per month into the Trust Account, as provided for in the amendment to the Amended and Restated Memorandum and Articles of Association that was adopted on February 28, 2023.
The Company approved one-month extensions on June 2, 2023, July 2, 2023, August 2, 2023, September 2, 2023, October 2, 2023, November 2, 2023, December 2, 2023, January 2, 2024 and February 2, 2024. In connection with the extensions on June 2, 2023, July 2, 2023, August 2, 2023, and September 2, 2023, the Company drew an aggregate amount of $560,000 from the Second Convertible Promissory Note in the principal amount of up to $1,680,000. In connection with the extensions on October 2, 2023, November 2, 2023 and December 2, 2023, January 2, 2024 and February 2, 2024, the Company drew an aggregate amount of $900,000 from the Third Promissory Note (as defined below). The Company also drew additional funds under the Second Convertible Promissory Note and the Third Promissory Note in view of funding the Company’s ongoing working capital (for more information see Note 4).
As contemplated by the Amended and Restated Memorandum and Articles of Association, the holders of Public Shares were able to elect to redeem all or a portion of their Public Shares in exchange for their pro rata portion of the funds held in the Trust Account in connection with the First Extension Amendment Proposal. On February 28, 2023, the First Extension Amendment Proposal was adopted and 11,259,169 Public Shares were redeemed for an aggregate amount of $115,071,882. Following the adoption of the First Extension Amendment Proposal, the Company has 4,189,831 Class A ordinary shares, including 3,690,831 Public Shares and 499,000 Private Placement Shares, and 3,737,500 Class B ordinary shares issued and outstanding. See below for more information on additional redemptions in connection with the second amendment of the Amended and Restated Memorandum and Articles of Association to further extend the time period the Company has to consummate a Business Combination following March 2, 2024.
On February 27, 2024, the Company held an extraordinary general meeting of shareholders to approve an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to extend the Termination Date by which the Company has to consummate a Business Combination from March 2, 2024 (the “Previous Termination Date”) to April 2, 2024 (the “Articles Extension Date”) and to allow the Company without another shareholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis up to eleven times by an additional one month each time after the Articles Extension Date, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until March 2, 2025, or a total of up to twelve months after the Previous Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Second Extension Amendment Proposal”). The Sponsor agreed that if the Second Extension Amendment Proposal (as defined below) was approved, it or one or more of its affiliates, members or third-party designees (the “Lender”) will contribute to the Company as a loan $111,000 to be deposited into the Trust Account. In addition, in the event the Company does not consummate a

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
Business Combination by the Articles Extension Date, the Lender will contribute to the Company as a loan for an aggregate deposit of up to $1,221,000 in eleven equal installments to be deposited into the Trust Account for each of the eleven one-month optional extensions following the Articles Extension Date. On February 9, 2024, the Company drew on the unsecured convertible promissory note, dated February 8, 2024, by and between the Company and the Sponsor (the “Fourth Convertible Promissory Note”) in order to fund the $111,000 monthly deposits into the Trust Account and the Sponsor has the option to convert any amounts outstanding under the Fourth Convertible Promissory Note into Class A ordinary shares, at a conversion price equal to $10.00 per share, in connection with a Business Combination.
On February 27, 2024, the Second Extension Amendment Proposal was adopted and 390,815 Public Shares were redeemed for an aggregate amount of approximately $4,358,804. Following the adoption of the Second Extension Amendment Proposal, the Company had 3,799,016 Class A ordinary shares, including 3,300,016 Public Shares and 499,000 private placement shares, and 3,737,500 Class B ordinary shares issued and outstanding. Following the approval of the Second Extension Amendment Proposal, the ordinary shares held by the initial shareholders represented 56.2% of the issued and outstanding ordinary shares (including Private Placement Shares). For more information on the extensions that were approved to extend the Business Combination Period beyond April 2, 2024, see Note 9.
Going Concern
As of March 31, 2024, the Company had $87,505 in its operating bank account and working capital deficit of $12,004,682.
The Company’s liquidity needs to date have been satisfied through a contribution of $25,000 from Sponsor to cover for certain expenses in exchange for the issuance of the Founder Shares, the loan of approximately $161,000 from the Sponsor pursuant to the Note (as defined in Note 4), the proceeds from the consummation of the Private Placement not held in the Trust Account, the First Convertible Promissory Note, the Second Convertible Promissory Note, the Third Promissory Note and the Fourth Convertible Promissory Note. The Company fully repaid the Note upon closing of the Initial Public Offering. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, affiliates of the Sponsor, or the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined in Note 4). As of March 31, 2024 and December 31, 2023, there were $3,145,000 and $2,175,000 of borrowings outstanding under the First Convertible Promissory Note, Second Convertible Promissory Note, Third Promissory Note and Fourth Convertible Promissory Note (see Note 4 for additional information).
The Company cannot provide any assurance that new financing along the lines detailed above will be available to it on commercially acceptable terms, if at all. Further, the Company has until the end of the Business Combination Period to consummate a Business Combination, but the Company cannot provide assurance that it will be able to consummate a Business Combination by that date. If a Business Combination is not consummated by the required date, there will be a mandatory liquidation and subsequent dissolution. In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Basis of Presentation - Going Concern,” management has determined that the working capital deficit and mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate. The unaudited consolidated condensed financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern. The Company intends to complete its initial Business Combination before the mandatory liquidation date; however, there can be no assurance that the Company will be able to consummate any Business Combination by the end of the Business Combination Period. No adjustments have been made to the carrying amounts of assets and liabilities should the Company be required to liquidate after the end of the Business Combination Period, nor do these unaudited consolidated condensed financial statements include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
Risks and Uncertainties
Results of operations and the Company’s ability to complete a Business Combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond its control. The Company’s business of pursuing and consummating an initial Business Combination could be impacted by, among other things, downturns in the financial markets or in economic conditions, export controls, tariffs, trade wars, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending, the ongoing effects of the COVID-19 pandemic, including resurgences and the emergence of new variants, and geopolitical instability, such as the military conflict in the Ukraine or the conflict in Israel and Palestine. The Company cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may materially impact the Company’s business and its ability to complete an initial Business Combination.
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited consolidated condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC. Accordingly, certain disclosures included in the annual financial statements have been consolidated condensed or omitted from these unaudited consolidated condensed financial statements as they are not required for interim financial statements. In the opinion of management, the unaudited consolidated condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. Operating results for the three months ended March 31, 2024 are not necessarily indicative of the results that may be expected through December 31, 2024 or any future periods.
The accompanying unaudited consolidated condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Annual Report on Form 10-K filed by the Company with the SEC on March 29, 2024.
Principles of Consolidation
The accompanying unaudited consolidated condensed financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited consolidated condensed financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Concentration of Cash Balances
The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of March 31, 2024 and December 31, 2023.
Use of Estimates
The preparation of unaudited consolidated condensed financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and disclosure of contingent assets and liabilities at the date of the unaudited consolidated condensed financial statements. Actual results could differ from those estimates.
Trust Account
Initially, the Company’s portfolio of investments was comprised of U.S. Treasury securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in interest income and unrealized gain on investments held in Trust Account in the accompanying consolidated condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. On February 27, 2023, the Company delivered an instruction letter to Continental Stock Transfer & Trust Company, acting as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial Business Combination or the Company’s liquidation. The Company is taking these steps in order to mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the First Extension Amendment Proposal described above (see Note 1).
Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
As of March 31, 2024 and December 31, 2023, the carrying values of cash, accounts payable, accrued expenses and due to related party approximate their fair values due to the short-term nature of the instruments. The fair value of investments held in Trust Account was determined using quoted prices in active markets. On February 27, 2023, the Company delivered an instruction letter to Continental Stock Transfer & Trust Company, acting as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial Business Combination or the Company’s liquidation. The Company is taking these steps in order to mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the First Extension Amendment Proposal described above (see Note 1).
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting and other costs incurred that were directly related to the Initial Public Offering and that were charged to Class A ordinary shares subject to redemption upon the completion of the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with the Class A ordinary shares issued were charged against the carrying value of the Class A ordinary shares subject to possible redemption upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ deficit. The Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of March 31, 2024 and December 31, 2023, 3,300,016 and 3,690,831 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.
Income Taxes
FASB ASC Topic 740, “Income Taxes” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of March 31, 2024 and December 31, 2023. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of March 31, 2024 and December 31, 2023, there were no unrecognized tax benefits and no amounts were accrued for the payment of interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
There is currently no taxation imposed on income by the government of the Cayman Islands. In accordance with the Cayman Islands’ income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s unaudited consolidated condensed financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net Income Per Ordinary Share
The Company has two classes of shares: Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net income per ordinary share is computed by dividing net income  by the weighted-average number of ordinary shares outstanding during the periods. Accretion associated with the Class A ordinary shares subject to possible redemption is excluded from earnings per share as the redemption value approximates fair value.
The following table reflects the calculation of basic and diluted net (loss) income per ordinary share (in dollars, except per share amounts):
	For the Three Months Ended March 31,
	2024		2023
	Class A	Class B	Class A	Class B
Basic and diluted net income per ordinary share
Numerator:
Allocation of net income	$(127,804)	$(118,403)	$120,478	$39,771
Denominator:
Basic and diluted weighted average shares outstanding	4,046,532	3,737,500	11,322,046	3,737,500
Basic and diluted net income per ordinary share	$(0.03)	$(0.03)	$0.01	$0.01
Recent Accounting Standards
The Company’s management does not believe there are any recently issued, but not yet effective, accounting pronouncement if currently adopted would have a material effect on the Company’s unaudited consolidated condensed financial statements.
Note 3 – Initial Public Offering
On March 2, 2021, the Company consummated its Initial Public Offering of 14,950,000 Public Shares, including the 1,950,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $149.5 million, and incurring offering costs of approximately $8.8 million, inclusive of approximately $5.2 million in deferred underwriting commissions. For more information on the Waiver related to a portion of the deferred underwriting commissions that the Company received on August 8, 2022 and the partial liquidation of the Trust Account in connection with the adoption of the First Extension Amendment Proposal, the Second Extension Amendment Proposal and the related redemptions of Class A ordinary shares, also see Note 1 above.
Note 4 – Related Party Transactions
Founder Shares
On January 4, 2021, the Sponsor paid $25,000 to cover for certain expenses on behalf of the Company in exchange for issuance of 3,737,500 Class B ordinary shares, par value $0.0001 (the “Founder Shares”). In February 2021, the Sponsor transferred an aggregate of 90,000 Founder Shares to the Company’s independent directors. The Sponsor agreed to forfeit up to 487,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Shares) after the Initial Public Offering. The underwriters fully exercised the over-allotment option on March 2, 2021; thus, these 487,500 Founder Shares were no longer subject to forfeiture.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property. For more information on how the transfer restrictions will be amended in connection with the Proposed Adagio Business Combination (as defined below) and the execution of the Investor Rights Agreement (as defined below), also see Note 5.
Private Placement Shares
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 499,000 Private Placement Shares, at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million.
The Private Placement Shares are not transferable or salable until 30 days after the completion of the initial Business Combination. Certain proceeds from the Private Placement Shares have been added to the proceeds from the Initial Public Offering held in the Trust Account.
The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial Business Combination.
Related Party Loans
On March 2, 2021, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover for expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”) and the Company subsequently reclassified the outstanding amount due to the Sponsor as borrowing under the Note. This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed approximately $161,000 under the Note and fully repaid the Note upon closing of the Initial Public Offering. Subsequent to the repayment, the loan facility was no longer available to the Company.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, affiliates of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay any Working Capital Loans that may have been extended to the Company by the Sponsor, affiliates of the Sponsor, or the Company’s officers and directors out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust Account to repay any Working Capital Loans but no proceeds held in the Trust Account would be used to repay such Working Capital Loans. Except for the terms of the First Convertible Promissory Note, the Second Convertible Promissory Note, the Third Promissory Note and the Fourth Convertible Promissory Note, each as further described below, the terms of such Working Capital Loans have not been determined and no written agreements exist with respect to any other loans between the Company and the Sponsor, affiliates of the Sponsor, or the Company’s officers and directors. The Working Capital Loans would either be repaid upon the consummation of a Business Combination, without interest, or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into shares of the post Business Combination entity at a price of $10.00 per share. The shares would be identical to the Private Placement Shares. Except as described below, as of March 31, 2024 and December 31, 2023, the Company had no other outstanding borrowings under Working Capital Loans.
On November 7, 2022, the Company issued an unsecured convertible promissory note (the “First Convertible Promissory Note”) to the Sponsor, pursuant to which the Company borrowed $120,000 (the “First Convertible Working Capital Loan”) from the Sponsor for general corporate purposes. Such loan may, at the Sponsor’s discretion, be converted into Class A ordinary shares, par value $0.0001 per share, of the Company (the “Working Capital

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
Shares”) at a conversion price equal to $10.00 per Working Capital Share. The terms of the Working Capital Shares will be identical to those of the Private Placement Shares that were issued to the Sponsor in connection with the Initial Public Offering. The First Convertible Working Capital Loan will not bear any interest and will be repayable by the Company to the Sponsor, if not converted or repaid on the effective date of a Business Combination involving the Company and one or more businesses. The maturity date of the First Convertible Working Capital Loan may be accelerated upon the occurrence of an Event of Default (as defined under the First Convertible Promissory Note). The Company granted customary registration rights to the Sponsor with respect to any Working Capital Shares, which shall constitute “Registrable Securities” pursuant to that certain Registration and Shareholder Rights Agreement, dated March 2, 2021, by and among the Company, the Sponsor and the other parties thereto (the “Registration and Shareholders Rights Agreement”). Further, each newly issued Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares, as contemplated by the Letter Agreement, dated February 25, 2021, by and among the Company, the Sponsor and the other parties thereto (the “Letter Agreement”). As of March 31, 2024 and December 31, 2023, there were $120,000 of borrowings outstanding under the First Convertible Promissory Note.
On February 28, 2023, the Company issued a non-interest bearing, unsecured convertible promissory note to the Sponsor in connection with the First Extension Amendment Proposal, pursuant to which the Company may borrow up to $1,680,000 from the Sponsor for general corporate purposes and the funding of the deposits that the Company is required to make pursuant to its Amended and Restated Memorandum and Articles of Association (as amended following the adoption of the First Extension Amendment Proposal at the Company’s extraordinary general meeting of shareholders on February 28, 2023) and following the request of the Sponsor in connection with an optional monthly extension of the time period during which the Company may consummate a Business Combination (the “Second Convertible Promissory Note”). Up to $1,380,000 of the amounts loaned under the Second Convertible Promissory Note will be convertible at the option of the Sponsor into Working Capital Shares. This working capital loan outstanding pursuant to the Second Convertible Promissory Note (the “Second Working Capital Loan”) will not bear any interest, and will be repayable by the Company to the Sponsor to the extent the Company has funds available outside of the Trust Account and if not converted or repaid on the effective date of a Business Combination. The maturity date of the Second Convertible Working Capital Loan may be accelerated upon the occurrence of an Event of Default (as defined under the Second Convertible Promissory Note). The Company granted customary registration rights to the Sponsor with respect to any Working Capital Shares issued pursuant to the Second Convertible Promissory Note, which shall constitute “Registrable Securities” pursuant the Registration and Shareholders Rights Agreement. Further, each newly issued Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares, as contemplated by the Letter Agreement.
On April 18, 2023, June 2, 2023, July 6, 2023, August 2, 2023 and September 5, 2023, the Company withdrew an additional $400,000, $140,000, $140,000, $140,000 and $165,000, respectively, from the Second Convertible Promissory Note (see Note 1). As of March 31, 2024 and December 31, 2023, $1,585,000 were drawn under the Second Convertible Promissory Note.
On September 27, 2023, the Company issued an unsecured promissory note to the Sponsor (the “Third Promissory Note”), pursuant to which the Company may borrow $900,000 from the Sponsor for general corporate purposes and to fund the deposits required to be made into the Company’s trust account in connection with the monthly extensions of the time period during which the Company may consummate a business combination in accordance with the Company’s amended and restated memorandum and articles of association, as amended during the shareholder meeting on February 28, 2023. This working capital loan outstanding pursuant to the Third Promissory Note (the “Third Working Capital Loan”) will not bear any interest. In the event that the Company does not consummate a Business Combination, the Third Promissory Note will be repaid from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The maturity date of the Third Working Capital Loan may be accelerated upon the occurrence of an Event of Default (as defined under the Third Promissory Note). On October 2, 2023, November 2, 2023 and December 2, 2023, the Company approved the fifth, sixth and seventh one-month extension of the Business Combination Period, respectively. In connection with such extensions of the Business Combination Period to January 2, 2024, the Company drew an aggregate amount of $420,000 from the Third Promissory Note. As provided for in the Company’s amended and restated memorandum and articles of

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
association, the Company deposited the extension funds into the trust account that was established by the Company in connection with its Initial Public Offering. The Company also drew an aggregate of $50,000 under the Third Promissory Note for working capital purposes. As of March 31, 2024, $900,000 was drawn under the Third Promissory Note.
On February 8, 2024, the Company issued an unsecured convertible promissory note to the Sponsor (the “Fourth Convertible Promissory Note”), pursuant to which the Company may borrow $1,000,000 from the Sponsor for general corporate purposes and to fund the monthly deposits required to be made into the Trust Account in order to extend the time period during which the Company may consummate a Business Combination (the “Fourth Working Capital Loan”) in accordance with the Amended and Restated Memorandum and Articles of Association. The Fourth Working Capital Loan will not bear any interest. In the event that the Company does not consummate a Business Combination, the Fourth Convertible Promissory Note will be repaid from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The maturity date of the Fourth Working Capital Loan may be accelerated upon the occurrence of an Event of Default (as defined under the Fourth Convertible Promissory Note). Any Working Capital Shares issuable upon conversion of the Fourth Convertible Promissory Note will not be registered under the Securities Act and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act. As of March 31, 2024, $540,000 was drawn under the Fourth Convertible Promissory Note.
On February 13, 2024, the Company and the Sponsor entered into an amendment to the Second Convertible Promissory Note, pursuant to which the total principal amount up to $1,680,000 of the amounts loaned under the Second Convertible Promissory Note will be convertible at the option of the Sponsor into Working Capital Shares upon the completion of a Business Combination. On February 13, 2024, the Company and the Sponsor also amended and restated the Third Promissory Note to provide that the total principal amount loaned under the Second Convertible Promissory Note will be convertible at the option of the Sponsor into Working Capital Shares upon the completion of a Business Combination.
Administrative Support Agreement
Commencing on the date that the Company’s registration statement relating to its Initial Public Offering was declared effective through the earlier of consummation of the initial Business Combination and the Company’s liquidation, the Company agreed to reimburse the Sponsor for office space, secretarial and administrative services provided to the Company in the amount of $10,000 per month. The Company incurred approximately $30,000 and $30,000 in general and administrative expenses in the accompanying unaudited condensed statements of operations for the three months ended March 31, 2024 and 2023, respectively. As of March 31, 2024 and December 31, 2023, the Company had $240,000 and $210,000, respectively, included in due to related party on the condensed balance sheets.
Note 5 - Commitments and Contingencies
Registration Rights
The holders of Founder Shares and Private Placement Shares, including Private Placement Shares that may be issued upon conversion of Working Capital Loans, are entitled to registration rights pursuant to the Registration and Shareholders Rights Agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the Company’s completion of its Business Combination. However, the Registration and Shareholders Rights Agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, in accordance with the Letter Agreement, the Company’s initial shareholders entered into and (ii) in the case of the Private Placement Shares, 30 days after the completion of the Company’s Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements. See below for information on the Investor Rights Agreement that was executed in connection with a proposed Business Combination and that will replace the Registration and Shareholders Rights Agreement in connection with the closing of the proposed Business Combination.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
Underwriting Agreement
The Company granted the underwriters a 45-day option from the final prospectus relating to the Initial Public Offering to purchase up to 1,950,000 additional Public Shares to cover over-allotments at the Initial Public Offering price less the underwriting discounts and commissions. On March 2, 2021, the underwriters fully exercised the over-allotment option.
The underwriters were paid an underwriting discount of $0.20 per Public Share, or approximately $3.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per Public Share, or approximately $5.2 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
On August 8, 2022, the Company received the Waiver from one of the underwriters. In connection with the Waiver, the underwriter also agreed that (i) the Waiver is not intended to allocate its 50% portion of the deferred underwriting commissions to the other underwriter that has not waived its right to receive its share of the deferred underwriting commissions and (ii) the waived portion of the deferred underwriting commissions can, at the discretion of the Company, be paid to one or more parties or otherwise be used in connection with an initial Business Combination. During the three months ended March 31, 2024, the Company derecognized approximately $2.6 million of the deferred underwriting commissions and recorded an adjustment to the carrying value of the shares of Class A ordinary shares subject to redemption.
Business Combination Agreement
On February 13, 2024, the Company, ListCo, Aja Merger Sub 1, a Cayman Islands exempted company (“ARYA Merger Sub”), Aja Merger Sub 2, Inc., a Delaware corporation (“Adagio Merger Sub”), and Adagio Medical, Inc. (“Adagio”) entered into a business combination agreement (the “Business Combination Agreement”), in connection with a proposed business combination (the “Proposed Adagio Business Combination”), which contains certain customary representations, warranties, and covenants by the parties thereto. As further described in the Business Combination Agreement, the closing of the Proposed Adagio Business Combination (the “Closing”) is subject to certain customary conditions and risks.
The Business Combination Agreement provides, among other things, for the consummation of the following transactions:
1.
ARYA Merger Sub will merge with and into the Company (the “ARYA Merger”) and Adagio Merger Sub will merge with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with the Company and Adagio surviving the Mergers and, after giving effect to such Mergers, each of the Company and Adagio becoming a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement;

2.
(i) each issued and outstanding Class A ordinary share will be automatically cancelled, extinguished and converted into the right to receive one share of common stock, par value $0.0001 per share, of ListCo after giving effect to the consummation of the transactions contemplated by the Business Combination Agreement (“New Adagio”) (the “New Adagio Common Stock”) and (ii) each issued and outstanding Class B ordinary share will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares that will be forfeited by the Sponsor, and issued to PIPE Investors (as defined below), including Perceptive Life Sciences Master Fund, Ltd, a Cayman Islands exempted company (the “Perceptive PIPE Investor”). 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject to share trigger price vesting and will vest if, prior to the tenth anniversary of the Closing, the post-closing share price of New Adagio equals or exceeds $24.00 per share for any 20 trading days within any 30 trading day period (the “Share Trigger Price Vesting”);

3.
(i) each warrant of Adagio will be either (x) terminated, or (y) “net” exercised in exchange for shares of common stock, par value $0.01 per share, of Adagio (“Adagio Common Stock”); (ii) all issued and outstanding unsecured convertible promissory notes of Adagio (excluding the convertible notes issued by

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
Adagio to the Perceptive PIPE Investor pursuant to the note purchase agreements dated April 4, 2023 and November 28, 2023, between Adagio and the Perceptive PIPE Investor (collectively, the “2023 Bridge Financing Notes”) and the 2024 Bridge Financing Notes (as defined below)) (the “Adagio Convertible Notes”), including any accrued and unpaid interest thereon, will be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Notes and such Adagio Convertible Notes will be cancelled, satisfied, extinguished, discharged and retired in connection with such conversion (the “Adagio Convertible Notes Conversion”); (iii) each share of preferred stock, par value $0.001 per share, of Adagio (the “Adagio Preferred Stock”) that is issued and outstanding will be automatically converted into shares of Adagio Common Stock and each such share of Adagio Preferred Stock will be cancelled; (iv) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the Delaware General Corporation Law, as amended, are properly exercised and not withdrawn) will be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement; (v) each issued, outstanding and unexercised option to purchase Adagio Common Stock (“Adagio Option”) that is vested as of such time or will vest in connection with, or after taking into account the effect of, the consummation of the transactions contemplated by the Business Combination Agreement with an aggregate value that exceeds the aggregate exercise price of such Adagio Option (each an “In-the-Money Adagio Option”) will be cancelled and extinguished in exchange for options to purchase shares of New Adagio Common Stock, and each issued and outstanding Adagio equity award (other than an In-the-Money Adagio Option) will automatically be canceled and extinguished for no consideration and each holder thereof will cease to have any rights with respect thereto.
Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, the Company, the Sponsor, each holder of Class B ordinary shares (the “Other Class B Shareholders” and with the Sponsor, the “Class B Shareholders”), including the Company’s directors and officers (together with the Class B Shareholders, the “Insiders”), ListCo and Adagio entered into a letter agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, (i) each Class B Shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of the Company’s shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each Class B Shareholder agreed to waive any adjustment to the conversion ratio set forth in the amended and restated memorandum and articles of association or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined below) or otherwise), (iii) each of the Insiders and the Company agreed to terminate the lock-up provisions contained in the Letter Agreement between the Company, the Sponsor and the other parties thereto, and to replace such lock-up provisions with the transfer restrictions included in the Investor Rights Agreement (as defined below), (iv) each Class B Shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in the Company prior to the Closing, (v) the Sponsor agreed that 1,147,500 shares of New Adagio Common Stock issued to the Sponsor will be subject to Share Trigger Price Vesting, and (vi) the Sponsor has agreed to irrevocably forfeit, surrender and transfer to the Company for no consideration 1,000,000 Class B ordinary shares, which will be issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor, as incentive shares.
Adagio Stockholder Transaction Support Agreements
Pursuant to the Business Combination Agreement, certain stockholders of Adagio entered into transaction support agreements (collectively, the “Adagio Transaction Support Agreements”) with the Company and Adagio, pursuant to which such stockholders of Adagio agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby and (ii) be bound by certain other covenants and agreements related to the Proposed Adagio Business Combination.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
PIPE Financing (Private Placement)
In connection with the execution of the Business Combination Agreement, ListCo and the Company entered into Subscription Agreements (the “Subscription Agreements”) with the Perceptive PIPE Investor and certain other investors (the “Other PIPE Investors,” and, together with the Perceptive PIPE Investor, the “PIPE Investors”), pursuant to which the PIPE Investors committed financing valued at approximately $45,000,000, which includes (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares in the open market and not to redeem such shares prior to the date the Closing occurs (the “Closing Date”), (ii) non-redemption commitments by certain investors that are shareholders of the Company, (iii) agreements to subscribe for and purchase shares of New Adagio Common Stock, (iv) the contribution of $23,000,000 of 2023 Bridge Financing Notes to ListCo pursuant to the terms of the Subscription Agreement executed by the Perceptive PIPE Investor, and (v) an additional cash investment by the Perceptive PIPE Investor of approximately $8.1 million (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing being raised prior to Closing), as described in more detail below (together, the “PIPE Financing”). In connection with the PIPE Financing, the PIPE Investors will also subscribe for (i) warrants to purchase shares of New Adagio Common Stock at $10.00 per share, subject to adjustment (the “Base Warrants”) or (ii) a combination of Base Warrants and pre-funded warrants, each exercisable for one share of New Adagio Common Stock at $0.01 per share (the “Pre-Funded Warrants,” and together with the Base Warrants, the “PIPE Warrants”). As provided for in the Subscription Agreements, the number of shares of New Adagio Common Stock and Base Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A ordinary shares at Closing, the average per share price of the Class A ordinary shares purchased by certain PIPE Investors in the open market and the amount of interest on the 2023 Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock. The shares of New Adagio Common Stock and PIPE Warrants to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent Closing.
The Company has concluded that the New Adagio Common Stock and PIPE Warrants to be issued under certain of the Subscription Agreements (the “Open Market Subscription Agreements”) that include an open market purchase and non-redemption obligation for subscribing investors (the “Open Market Investors”) qualify as equity under ASC 815-40 (“Derivatives and Hedging–Contracts in Entity’s Own Equity”); therefore, the Company will recognize the New Adagio Common Stock and PIPE Warrants to be issued under such Open Market Subscription Agreements (such securities, the “Open Market PIPE Securities”) by recording an entry to additional paid-in capital (APIC) in shareholders’ equity in its balance sheet. In accordance with ASC 815-40-30-1, the New Adagio Common Stock and PIPE Warrants will be recorded and measured at fair value (i.e., most often representative of proceeds received for equity-linked instruments; however, when estimating the fair value of the New Adagio Common Stock and PIPE Warrants, the Company has followed the guidance in ASC 820 Fair Value Measurement. In connection with Open Market Investor’s commitment to irrevocably subscribe for and agree to purchase from ListCo the number of Open Market PIPE Securities set forth on the signature page of the applicable Open Market Subscription Agreements, on the terms and subject to the conditions set forth in such Open Market Subscription Agreements, which include, without limitation, the agreement not to redeem the Class A ordinary shares purchased in the open market prior to Closing, the Company will record an amount equal to the full fair value of the New Adagio Common Stock and PIPE Warrants to be issued to the Open Market PIPE Investor in connection with the Closing.
Convertible Security Financing (Private Placement)
In connection with the execution of the Business Combination Agreement, certain investors, including the Perceptive PIPE Investor (the “Convert Investors”), executed a securities purchase agreement, dated February 13, 2024, with ListCo (the “Convertible Security Subscription Agreement”), pursuant to which ListCo will issue on the Closing Date to the Convert Investors $20,000,000 aggregate principal amount of 13% senior secured convertible notes (the “New Adagio Convertible Notes”), which will be convertible into shares of New Adagio Common Stock at a conversion price of $10.00 per share, subject to adjustment (the “Conversion Shares”), and 1,500,000 warrants (the “Convert Warrants”), each Convert Warrant being exercisable on a cashless basis or for cash at a price of $24.00 per

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
share, subject to adjustment (the “Base Convert Financing”). Such $20,000,000 of financing in the form of New Adagio Convertible Notes includes the Perceptive Convertible Note Commitment (as defined below) and includes the conversion of the 2024 Bridge Financing Notes (as defined below) into New Adagio Convertible Notes at Closing, subject in each case to Additional Financing (as defined below) being raised prior to Closing, as further described below. The New Adagio Convertible Notes will have a maturity of three years and nine months after Closing and interest will be payable in cash or compound as additional principal outstanding. The Perceptive PIPE Investor also purchased a $7,000,000 convertible promissory note of Adagio (the “2024 Bridge Financing Notes”) pursuant to a note purchase agreement, dated February 13, 2024, by and among the Perceptive PIPE Investor, Adagio and ListCo (the “2024 Bridge Financing Notes Subscription Agreement”). On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Notes and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Notes will convert into $7,000,000 of New Adagio Convertible Notes and 525,000 Convert Warrants, and the Perceptive PIPE Investor will subscribe for an additional $5,500,000 of New Adagio Convertible Notes and 412,500 Convert Warrants, for a total of $12,500,000 in aggregate principal amount of New Adagio Convertible Notes and 937,500 Convert Warrants, on the same terms as the Convert Investors executing the Convertible Security Subscription Agreement (such commitment by the Perceptive PIPE Investor to purchase New Adagio Convertible Notes and Convert Warrants, the “Perceptive Convertible Note Commitment,” and the conversion of the 2024 Bridge Financing Note and purchase of New Adagio Convertible Notes and Convert Warrants pursuant to the Perceptive Convertible Note Commitment as part of the Base Convert Financing, the “Convertible Security Financing”). Subject to the Company and New Adagio receiving any new financing or commitment for financing (any such financing, an “Additional Financing”), whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid, the Perceptive Convertible Note Commitment is reduced or a combination of both. The New Adagio Convertible Notes and the Convert Warrants issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent Closing. As set forth in the Convertible Security Subscription Agreement, the closing of $7,500,000 of financing by an affiliate of ATW Partners, LLC (the “Contingent Investor”), in the Convertible Security Financing is conditioned on New Adagio having at least $48 million (as reduced by $2 million (prorated for partial months) for each calendar month anniversary from November 30, 2023 until the Closing Date) of available unrestricted cash on the Closing Date.
Pursuant to the terms of the Convertible Security Subscription Agreement, on the Closing Date, ListCo, certain of its subsidiaries (other than Adagio Medical GmbH, a company organized under the laws of Germany and an excluded subsidiary thereunder) (the “Subsidiaries”) and Allegro Management LLC, as the collateral agent (the “Collateral Agent”) on behalf of the Convert Investors, will enter into a security and pledge agreement (the “Convert Security Document”), pursuant to which ListCo and the Subsidiaries will (i) pledge the equity interests in the Subsidiaries to the Collateral Agent, (ii) pledge all of their respective promissory notes, securities and other instruments evidencing indebtedness to the Collateral Agent, and (iii) grant to the Collateral Agent a security interest in and lien on all of their respective personal property and assets, including, among other items, all of their deposit accounts, chattel paper, documents, equipment, general intangibles, instruments and inventory, and all proceeds therefrom, in each case subject to customary exceptions, all as set forth in the form of the Convert Security Document.  Additionally, pursuant to the terms of the Convertible Security Subscription Agreement, on the Closing Date, the Subsidiaries will deliver a guaranty (the “Convert Guaranty”) to the Collateral Agent pursuant to which the Subsidiaries will, jointly and severally, guaranty ListCo’s obligation to repay the New Adagio Convertible Notes and all other obligations of ListCo under the Convertible Security Subscription Agreement and the New Adagio Convertible Notes and other related transaction documents, as set forth in the form of the Convert Guaranty. Any additional subsidiaries of ListCo formed or acquired after the closing date will be required to join the Convert Guaranty as additional guarantors.
Convert Registration Rights Agreement
The Conversion Shares, the Convert Warrants, the Convert Warrant Shares, the New Adagio Convertible Notes and any capital stock of ListCo issued or issuable with respect to the Conversion Shares, have not been registered under the Securities Act. In connection with the Convertible Security Subscription Agreement, ListCo and the Convert

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
Investors agreed to enter into a Registration Rights Agreement (the “Convert Registration Rights Agreement”), pursuant to which ListCo will be required to file a registration statement on Form S-3 or, if not available, Form S-1 (the “Convert Registration Statement”) with the SEC to register for resale all of the Registrable Securities (as defined in the Convert Registration Rights Agreement), including the Conversion Shares, the Convert Warrant Shares and any shares issuable with respect to the New Adagio Convertible Notes, as soon as practicable, but in no event later than 45 days after the Closing Date. In the event that the number of shares registered for resale under the Convert Registration Statement is insufficient to cover all of the Registrable Securities, ListCo will amend the Registration Statement or file with the SEC a new registration statement to cover at least the Required Registration Amount (as defined in the Convert Registration Rights Agreement) as of the trading day immediately preceding the date of the filing of such amendment or new registration statement, as soon as practicable, but in any event not later than 15 days after the necessity therefor arises. If ListCo fails to file the Convert Registration Statement when required, fails to obtain effectiveness by SEC when required or fails to maintain the effectiveness of the Convert Registration Statement pursuant to the Convert Registration Rights Agreement, then as partial relief for the damages to any holder by reason of any such delay in or reduction of, its ability to sell the underlying shares of New Adagio Common Stock, ListCo will be required to pay each holder of Registrable Securities relating to such Convert Registration Statement an amount equal to one percent of such Convert Investor’s original principal amount according to the timelines laid out in the Convert Registration Rights Agreement. The Convert Registration Rights Agreement also provides the parties with “piggy-back” registration rights, subject to certain requirements and customary conditions.
Investor Rights Agreement
Concurrently with the execution of the Business Combination Agreement, the Company, ListCo, the Perceptive PIPE Investor, the Sponsor and the Other Class B Shareholders, and certain Adagio stockholders entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which, among other things, the Perceptive PIPE Investor, the Sponsor, the Other Class B Shareholders, certain Adagio stockholders and investors in the Convertible Security Financing will be granted certain customary registration rights. Further, subject to customary exceptions set forth in the Investor Rights Agreement, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of the Company and New Adagio (including any shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement or the PIPE Financing) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.
Pursuant to the terms of the Investor Rights Agreement, ListCo will be obligated to file a registration statement to register the resale of certain shares of New Adagio Common Stock within 45 days after the Closing, and ListCo is required at all times to maintain the effectiveness of such resale registration statement for the benefit of the holders party to the agreement. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, the certain Adagio stockholders, the Perceptive PIPE Investor and the Sponsor (including the Permitted Transferees (as defined therein) of the Perceptive PIPE Investor and the Sponsor) may demand at any time or from time to time, that ListCo file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of ListCo held by such holders. The Investor Rights Agreement will also provide holders party thereto with “piggy-back” registration rights, subject to certain requirements and customary conditions.
The Registration and Shareholder Rights Agreement will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement.
Adoption of Second Extension Amendment Proposal
On February 27, 2024, the Company held an extraordinary general meeting of shareholders in view of approving an amendment to the Amended and Restated Memorandum and Articles of Association to extend the Termination Date from the Previous Termination Date to the Articles Extension Date and to allow the Company, without another

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
shareholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis for up to eleven times by an additional one month each time after the Articles Extension Date, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until March 2, 2025 or a total of up to forty-eight months from the closing of the initial public offering, unless the closing of a Business Combination shall have occurred prior thereto (the “Second Extension Amendment Proposal”). In connection with the initial one-month extension from the Previous Termination Date to the Articles Extension Date, the Company made a deposit into the Trust Account of $111,000 and drew down on the Fourth Convertible Promissory Note to finance this deposit. In connection with any subsequent optional monthly extensions following the Articles Extension Date, the Sponsor is expected to make deposits of $111,000 per month into the Trust Account and borrow the necessary funds from the Sponsor in the form of convertible notes, as provided for in the amendment to the Amended and Restated Memorandum and Articles of Association that was adopted on February 27, 2024.
As contemplated by the Amended and Restated Memorandum and Articles of Association, the holders of Public Shares were able to elect to redeem all or a portion of their Public Shares in exchange for their pro rata portion of the funds held in the Trust Account in connection with the Second Extension Amendment Proposal. On February 27, 2024, the Second Extension Amendment Proposal was adopted and 390,815 Public Shares were redeemed for an aggregate amount of approximately $4,358,804. Following the adoption of the Second Extension Amendment Proposal, the Company had 3,799,016 Class A ordinary shares, including 3,300,016 Public Shares and 499,000 private placement shares, and 3,737,500 Class B ordinary shares issued and outstanding. Following the approval of the Second Extension Amendment Proposal, the ordinary shares held by the initial shareholders represented 56.2% of the issued and outstanding ordinary shares (including Private Placement Shares).
Note 6 - Class A Ordinary Shares Subject to Possible Redemption
The Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. As of March 31, 2024 and December 31, 2023, there were 3,300,016 and 3,690,831 Class A ordinary shares subject to possible redemption, respectively.
The Public Shares issued in the Initial Public Offering in connection with the over-allotment exercise were recognized in Class A ordinary shares subject to possible redemption as follows:
Gross proceeds	$149,500,000
Less:
Offering costs allocated to Class A ordinary shares subject to possible redemption	(8,734,896)
Plus:
Accretion on Class A ordinary shares subject to possible redemption amount	8,147,540
Plus:
Waiver of deferred underwriting commissions	2,616,250
Class A ordinary shares subject to possible redemption at December 31, 2022	151,528,894
Less:
Redemption of Class A ordinary shares	(115,071,882)
Plus:
Adjustment for accretion of Class A ordinary shares subject to possible redemption	4,018,937
Class A ordinary shares subject to possible redemption at December 31, 2023	$40,475,949
Less:
Redemption of Class A ordinary shares	(4,358,804)
Plus:
Adjustment for accretion of Class A ordinary shares subject to possible redemption	902,751
Class A ordinary shares subject to possible redemption at March 31, 2024	$37,019,896

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
Note 7 - Shareholders’ Deficit
Preference Shares - The Company is authorized to issue 1,000,000 preference shares with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2024 and December 31, 2023, there were no preference shares issued or outstanding.
Class A Ordinary Shares - The Company is authorized to issue 479,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of March 31, 2024 and December 31, 2023, there were 3,799,016  and 4,189,831 Class A ordinary shares issued and outstanding, of which 3,300,016 and 3,690,831 were subject to possible redemption and classified in temporary equity (see Note 6), respectively.
On February 27, 2024, the Company’s stockholders redeemed 390,815 Public Shares for an aggregate amount of approximately $4,358,804.
Class B Ordinary Shares - The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of March 31, 2024 and December 31, 2023, there were 3,737,500 Class B ordinary shares issued and outstanding (see Note 4).
Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders at a general meeting of the Company. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law.
The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding (excluding the Private Placement Shares) upon the consummation of the Initial Public Offering, plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Shares issued to the Sponsor, members of the Company’s management team or any of their affiliates upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.
Note 8 – Fair Value Measurements
Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There was a transfer of U.S. Treasury securities to cash during the year ended December 31, 2023, the amount held in trust are no longer fair valued. Level 1 instruments include investments U.S. Treasury securities with an original maturity of 185 days or less. On February 27, 2023, the Company delivered an instruction letter to Continental Stock Transfer & Trust Company acting, as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial Business Combination or the Company’s liquidation. The Company is taking these steps in order to mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the First Extension Amendment Proposal described above (see Note 1).
During the quarter ended March 31, 2024, the Company entered into Subscription Agreements, as discussed in Note 6. The Company has concluded that the New Adagio Common Stock and PIPE Warrants to be issued under certain of Open Market Subscription Agreements that include an open market purchase and non-redemption obligation for Open Market Investors qualify as equity under ASC 815-40 (“Derivatives and Hedging–Contracts in Entity’s Own Equity”); therefore, the Company will recognize the New Adagio Common Stock and PIPE Warrants to be issued under such Open Market Subscription Agreements (such securities, the “Open Market PIPE Securities”) by recording an entry to additional paid-in capital (APIC) in shareholders’ equity in its Consolidated Condensed Balance Sheet and Open Market Subscription Agreement expense on its Consolidated Condensed Statement of

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
Operations. In accordance with ASC 815-40-30-1, the New Adagio Common Stock and PIPE Warrants will be recorded and measured at fair value (i.e., most often representative of proceeds received for equity-linked instruments; however, when estimating the fair value of the New Adagio Common Stock and PIPE Warrants, the Company has followed the guidance in ASC 820 Fair Value Measurement. In connection with Open Market Investor’s commitment to irrevocably subscribe for and agree to purchase from ListCo the number of Open Market PIPE Securities set forth on the signature page of the applicable Open Market Subscription Agreements, on the terms and subject to the conditions set forth in such Open Market Subscription Agreements, which include, without limitation, the agreement not to redeem the Class A ordinary shares purchased in the open market prior to Closing, the Company will record an amount equal to the full fair value of the New Adagio Common Stock and PIPE Warrants to be issued to the Open Market PIPE Investor in connection with the Closing. The estimated amount of New Adagio Common Stock shares and PIPE Warrants to be issued on the Close of the Transaction as of the inception of these agreements mentioned above, are 219,877 and 183,483, respectively.
To determine the Fair Value of the New Adagio Common Stock on inception, the Company used the following Level 3 inputs:
March 31, 2024
Base Share Price	$10.00
Adjusted per Share (1.2X Purchase Price Ratio)	$8.33
Adjusted share price	$7.00
Probablility of Closing	75.00%
Estimated fair value per Share at Closing	$5.25
To determine the Fair Value of the PIPE Warrants on inception, the Company used the following Level 3 inputs:
March 31, 2024
Base Share Price	$7.00
Strike price, as defined in Subscription Agreement	$10.00
Term (Months)	12.00
Average volatility rate	70.00%
Estimated expected Warrant price	$1.21
Estimated fair value per Warrant at Closing (1.2x Coverage Ratio)	$1.45
During the quarter ended March 31, 2024, the Fair Value of the instruments above were recorded in additional paid-in capital in shareholders’ equity in its Consolidated Condensed Balance Sheet and Open Market Subscription Agreement expense on its Consolidated Condensed Statement of Operations was $1,420,405.
Note 9 — Subsequent Events
The Company evaluated subsequent events and transactions that occurred up to the date the unaudited consolidated condensed financial statements were issued and has concluded that, other than the events described below, all such events that would require recognition or disclosure have been recognized or disclosed.
On February 26, 2024, the Company received a notice from the staff of the Listing Qualifications Department (the “Listing Department”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, unless the Company timely requested a hearing (the “Hearing”) before the Nasdaq Hearings Panel (the “Panel”), trading of the Company’s securities on The Nasdaq Capital Market would be suspended at the opening of business on March 6, 2024, due to the Company’s noncompliance with Nasdaq IM-5101-2, which requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its Initial Public Offering registration statement. The Company timely requested the Hearing before the Panel to request sufficient time to complete the Company’s previously disclosed Proposed Adagio Business Combination. Subsequently, on March 26, 2024, the Company received an additional and separate notice from the staff of the Listing Department of Nasdaq formally notifying the Company that the deficiency under Nasdaq Listing Rule 5620(a) requiring the Company to

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2024
hold an annual meeting of shareholders within twelve months of its fiscal year ended December 21, 2022, serves as an additional and separate basis for delisting. The Panel considered both matters at the hearing that was held on April 25, 2024. On May 13, 2024, the Panel issued written notice of its decision to grant the Company’s request for an exception to its listing deficiencies until August 23, 2024 in light of the progress the Company has made toward closing the Proposed Adagio Business Combination. The Panel advised the Company that August 23, 2024 represents the full extent of the Panel’s discretion to grant continued listing while the Company is non-compliant with the Nasdaq’s Listing Rules. There can be no assurance that the Company will be able to satisfy Nasdaq’s continued listing requirements, obtain a favorable determination of the Panel on the Company’s ability to remain listed on The Nasdaq Capital Market and maintain compliance with other Nasdaq listing requirements prior to or following the consummation of a Business Combination.
On April 2, 2024, the Company approved the first one-month extension of the time period during which it may consummate an initial Business Combination. In connection with this extension of the Business Combination Period to May 2, 2024, the Company drew an aggregate of $111,000 from the Fourth Convertible Promissory Note. As provided for in the Amended and Restated Memorandum and Articles of Association, the Company will deposit the extension funds into the Trust Account.
On May 2, 2024, the Company approved the second one-month extension of the time period during which it may consummate an initial Business Combination. In connection with this extension of the Business Combination Period to June 2, 2024, the Company drew an aggregate of $111,000 from the Fourth Convertible Promissory Note. As provided for in the Amended and Restated Memorandum and Articles of Association, the Company will deposit the extension funds into the Trust Account. The Company also drew $74,000 under the Fourth Convertible Promissory Note for general working capital purposes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
ARYA Sciences Acquisition Corp IV:
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Arya Sciences Acquisition Corp IV (the “Company”) as of December 31, 2023 and 2022, the related statements of operations, changes in shareholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by April 2, 2024 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2021.

New York, New York
March 28, 2024

PCAOB ID Number 100

ARYA SCIENCES ACQUISITION CORP IV
BALANCE SHEETS
	December 31,
	2023	2022
Assets
Current assets:
Cash	$20,191	$91,049
Prepaid expenses	56,547	55,400
Total current assets	76,738	146,449
Cash and investments held in Trust Account	40,575,949	151,628,894
Total Assets	$40,652,687	$151,775,343

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable	$130,524	$65,892
Accrued expenses	9,837,703	5,994,774
Due to related party	210,000	90,000
Convertible promissory note - related party	2,175,000	120,000
Total current liabilities	12,353,227	6,270,666
Deferred underwriting commissions	2,616,250	2,616,250
Total liabilities	14,969,477	8,886,916

Commitments and Contingencies
Class A ordinary shares, $0.0001 par value; 3,690,831 and 14,950,000 shares subject to possible redemption at approximately $10.97 and $10.30 per share as of December 31, 2023 and 2022, respectively	40,475,949	151,528,894

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding as of December 31, 2023 and 2022	—	—
Class A ordinary shares, $0.0001 par value; 479,000,000 shares authorized; 499,000 shares issued and outstanding (excluding 3,690,831 and 14,950,000 shares subject to possible redemption) as of December 31, 2023 and 2022, respectively	50	50
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 3,737,500 shares issued and outstanding as of December 31, 2023 and 2022, respectively	374	374
Additional paid-in capital	—	—
Accumulated deficit	(14,793,163)	(8,640,891)
Total shareholders’ deficit	(14,792,739)	(8,640,467)
Total Liabilities and Shareholders’ Deficit	$40,652,687	$151,775,343
The accompanying notes are an integral part of these financial statements.

ARYA SCIENCES ACQUISITION CORP IV
STATEMENTS OF OPERATIONS
	For the Year Ended December 31,
	2023	2022
General and administrative expenses	$4,752,272	$1,009,074
Loss from operations	(4,752,272)	(1,009,074)
Interest earned on cash and investments held in Trust Account	2,618,937	2,076,558
Net (loss) income	$(2,133,335)	$1,067,484
Basic and diluted weighted average shares outstanding of Class A ordinary shares	6,071,500	15,449,000
Basic and diluted net (loss) income per share, Class A ordinary share	$(0.22)	$0.06
Basic and diluted weighted average shares outstanding of Class B ordinary shares	3,737,500	3,737,500
Basic and diluted net (loss) income per share, Class B ordinary share	$(0.22)	$0.06
The accompanying notes are an integral part of these financial statements.

ARYA SCIENCES ACQUISITION CORP IV
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
	Ordinary Shares				Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance - December 31, 2021	499,000	$50	3,737,500	$374	$—	$(10,295,731)	$(10,295,307)
Adjustment of accretion of Class A ordinary shares subject to possible redemption	—	—	—	—	—	587,356	587,356
Net income	—	—	—	—	—	1,067,484	1,067,484
Balance – December 31, 2022	499,000	50	3,737,500	374	—	(8,640,891)	(8,640,467)
Adjustment of accretion of Class A ordinary shares subject to possible redemption	—	—	—	—	—	(4,018,937)	(4,018,937)
Net loss	—	—	—	—	—	(2,133,335)	(2,133,335)
Balance – December 31, 2023	499,000	$50	3,737,500	$374	$—	$(14,793,163)	$(14,792,739)
The accompanying notes are an integral part of these financial statements.

ARYA SCIENCES ACQUISITION CORP IV
STATEMENTS OF CASH FLOWS
	For the Year Ended December 31,
	2023	2022
Cash Flows from Operating Activities:
Net (loss) income	$(2,133,335)	$1,067,484
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest earned on cash and investments held in Trust Account	(2,618,937)	(2,076,558)
Changes in operating assets and liabilities:
Prepaid expenses	(1,147)	313,397
Accounts payable	64,632	(107,181)
Accrued expenses	3,842,929	227,665
Due to related party	120,000	90,000
Net cash used in operating activities	(725,858)	(485,193)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	(1,400,000)	—
Cash withdrawn from Trust Account for redemption	115,071,882	—
Net cash provided by investing activities	113,671,882	—

Cash Flows from Financing Activities:
Proceeds from convertible promissory note – related party	2,055,000	120,000
Redemption of Class A ordinary shares	(115,071,882)	—
Offering costs paid	—	(45,000)
Net cash (used in) provided by financing activities	(113,016,882)	75,000

Net change in cash	(70,858)	(410,193)
Cash - beginning of the year	91,049	501,242
Cash - end of the year	$20,191	$91,049
The accompanying notes are an integral part of these financial statements.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Note 1 - Description of Organization and Business Operations
ARYA Sciences Acquisition Corp IV (the “Company”) was incorporated as a Cayman Islands exempted company on August 24, 2020. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.
All activity for the period from August 24, 2020 (inception) through December 31, 2023 was related to the Company’s formation and initial public offering (the “Initial Public Offering”) described below, and since the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of income earned on investments or cash held in the Trust Account (as defined below) from the proceeds derived from the Initial Public Offering.
The Company’s sponsor is ARYA Sciences Holdings IV, a Cayman Islands exempted limited company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on February 25, 2021. On March 2, 2021, the Company consummated its Initial Public Offering of 14,950,000 Class A ordinary shares (the “Public Shares”), including the 1,950,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $149.5 million, and incurring offering costs of approximately $8.8 million, inclusive of approximately $5.2 million in deferred underwriting commissions (see Note 5). On August 8, 2022, the Company received a waiver from one of the underwriters of its Initial Public Offering pursuant to which such underwriter waived all rights to its 50% share of the deferred underwriting commissions payable upon completion of an initial Business Combination. In connection with this waiver, the underwriter also agreed that (i) this waiver is not intended to allocate its 50% portion of the deferred underwriting commissions to the other underwriter that has not waived its right to receive its share of the deferred underwriting commissions and (ii) the waived portion of the deferred underwriting commissions can, at the discretion of the Company, be paid to one or more parties or otherwise be used in connection with an initial Business Combination.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 499,000 Class A ordinary shares (the “Private Placement Shares”), at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million (see Note 4).
Upon the closing of the Initial Public Offering and the Private Placement, $149.5 million ($10.00 per Public Share) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (the “Trust Account”), located in the United States, with Continental Stock Transfer & Trust Company acting as trustee, and were invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below. On February 27, 2023, the Company delivered an instruction letter to Continental Stock Transfer & Trust Company acting, as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial Business Combination or the Company’s liquidation. The Company is taking these steps in order to mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the Extension Amendment Proposal described below. For more information on the partial liquidation of the Trust Account in connection with the adoption of the Extension Amendment Proposal and the related redemption of Class A ordinary shares, see below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding the amount of deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the signing of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.
The Company will provide the holders (the “Public Shareholders”) of Public Shares, with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5).
These Public Shares are classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). In such case, the Company will proceed with a Business Combination if a majority of the ordinary shares, represented in person or by proxy and entitled to vote thereon, voted at a shareholder meeting are voted in favor of the Business Combination. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which the Company adopted upon the consummation of the Initial Public Offering and subsequently amended in connection with the adoption of Extension Amendment Proposal described below (as amended from time to time, the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or vote at all. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares they hold in favor of a Business Combination. In addition, the initial shareholders agreed to waive their redemption rights with respect to their Founder Shares, Private Placement Shares and Public Shares in connection with the completion of a Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of its Business Combination and does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Class A ordinary shares, without the prior consent of the Company.
The Company’s Sponsor, officers and directors (the “initial shareholders”) agreed not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (a) that would modify the substance or timing of the Company’s obligation to provide holders of its Public Shares the right to have their shares redeemed in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete its Business Combination within the time period during which the Company is required to consummate a Business

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Combination pursuant to the Amended and Restated Memorandum and Articles of Association (the “Business Combination Period”), or (b) with respect to any other provision relating to the rights of Public Shareholders, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.
If the Company has not completed a Business Combination within the Business Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
The initial shareholders agreed to waive their liquidation rights with respect to the Founder Shares and Private Placement Shares held by them if the Company fails to complete a Business Combination within the Business Combination Period. However, if the initial shareholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Business Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commissions (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Business Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution (including Trust Account assets) will be only $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed to be liable to the Company if and to the extent any claims by a third party (excluding the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the assets in the Trust Account, in each case net of the interest that may be withdrawn to pay for the Company’s tax obligations. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).
Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (excluding the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. The Sponsor may not be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
On February 28, 2023, the Company held an extraordinary general meeting of shareholders in view of approving an amendment to its Amended and Restated Memorandum and Articles of Association to extend the date (the “Termination Date”) by which the Company has to consummate a Business Combination from March 2, 2023 (the “Original

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Termination Date”) to June 2, 2023 (the “Previous Articles Extension Date”) and to allow the Company, without another shareholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis for up to nine times by an additional one month each time after the Previous Articles Extension Date, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until March 2, 2024 or a total of up to thirty-six months after the Original Termination Date, unless the closing of a Business Combination shall have occurred prior thereto or the Amended and Restated Memorandum and Articles of Association have been amended prior thereto in order to further extend the Termination Date (see Note 9) (the “Extension Amendment Proposal”). In connection with the initial three-month extension from the Original Termination Date to the Previous Articles Extension Date the Sponsor made an initial deposit into the Trust Account of $420,000 in exchange for the Second Convertible Promissory Note (as defined below). In connection with any subsequent optional monthly extensions following the Previous Articles Extension Date, the Sponsor made deposits of $140,000 per month into the Trust Account, as provided for in the amendment to the Amended and Restated Memorandum and Articles of Association that was adopted on February 28, 2023.
The Company approved one-month extensions on June 2, 2023, July 2, 2023, August 2, 2023, September 2, 2023, October 2, 2023, November 2, 2023 and December 2, 2023. In connection with the extensions on June 2, 2023, July 2, 2023, August 2, 2023, and September 2, 2023, the Company drew an aggregate amount of $560,000 from the Second Convertible Promissory Note in the principal amount of up to $1,680,000. In connection with the extensions on October 2, 2023, November 2, 2023 and December 2, 2023, the Company drew an aggregate amount of $420,000 from the Third Promissory Note (as defined below). The Company also drew additional funds under the Second Convertible Promissory Note and the Third Promissory Note in view of funding the Company’s ongoing working capital (for more information see Note 4).
As contemplated by the Amended and Restated Memorandum and Articles of Association, the holders of Public Shares were able to elect to redeem all or a portion of their Public Shares in exchange for their pro rata portion of the funds held in the Trust Account in connection with the Extension Amendment Proposal. On February 28, 2023, the Extension Amendment Proposal was adopted and 11,259,169 Public Shares were redeemed for an aggregate amount of $115,071,882. Following the adoption of the Extension Amendment Proposal, the Company has 4,189,831 Class A ordinary shares, including 3,690,831 Public Shares and 499,000 Private Placement Shares, and 3,737,500 Class B ordinary shares issued and outstanding. See “Note 9 – Subsequent Events” for more information on (i) additional redemptions in connection with the second amendment of the Amended and Restated Memorandum and Articles of Association to further extend the time period the Company has to consummate a Business Combination following March 2, 2024, and (ii) additional draws under the Third Promissory Note to fund additional one-month extensions that were approved subsequently to the date of financial statements included herein on January 2, 2024 and February 2, 2024.
Going Concern
As of December 31, 2023, the Company had $20,191 in its operating bank account and working capital deficit of $12,276,486.
The Company’s liquidity needs to date have been satisfied through a contribution of $25,000 from Sponsor to cover for certain expenses in exchange for the issuance of the Founder Shares, the loan of approximately $161,000 from the Sponsor pursuant to the Note (as defined in Note 4), the proceeds from the consummation of the Private Placement not held in the Trust Account, the First Convertible Promissory Note and the Second Convertible Promissory Note. The Company fully repaid the Note upon closing of the Initial Public Offering. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, affiliates of the Sponsor, or the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (as defined in Note 4). As of December 31, 2023 and 2022, there were $2,175,000 and $120,000 of borrowings outstanding under the First Convertible Promissory Note, Second Convertible Promissory Note and Third Convertible Promissory Note (see Note 4 for additional information).
The Company cannot provide any assurance that new financing along the lines detailed above will be available to it on commercially acceptable terms, if at all. Further, the Company has until the end of the Business Combination Period to consummate a Business Combination, but the Company cannot provide assurance that it will be able to

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
consummate a Business Combination by that date. If a Business Combination is not consummated by the required date, there will be a mandatory liquidation and subsequent dissolution. In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Basis of Presentation - Going Concern,” management has determined that the working capital deficit and mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern. The Company intends to complete its initial Business Combination before the mandatory liquidation date; however, there can be no assurance that the Company will be able to consummate any Business Combination by the end of the Business Combination Period. No adjustments have been made to the carrying amounts of assets and liabilities should the Company be required to liquidate after the end of the Business Combination Period, nor do these financial statements include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
Risks and Uncertainties
Results of operations and the Company’s ability to complete a Business Combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond its control. The Company’s business of pursuing and consummating an initial Business Combination could be impacted by, among other things, downturns in the financial markets or in economic conditions, export controls, tariffs, trade wars, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending, the ongoing effects of the COVID-19 pandemic, including resurgences and the emergence of new variants, and geopolitical instability, such as the military conflict in the Ukraine or the conflict in Israel and Palestine. The Company cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may materially impact the Company’s business and its ability to complete an initial Business Combination.
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Concentration of Cash Balances
The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2023. As of December 31, 2022, the Company had no cash equivalents, aside from the cash maintained in the Trust Account (see Note 8).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Trust Account
Initially, the Company’s portfolio of investments was comprised of U.S. Treasury securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in interest income and unrealized gain on investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. On February 27, 2023, the Company delivered an instruction letter to Continental Stock Transfer & Trust Company acting, as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial Business Combination or the Company’s liquidation. The Company is taking these steps in order to mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the Extension Amendment Proposal described above (see Note 1).
Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
As of December 31, 2023 and 2022, the carrying values of cash, accounts payable, accrued expenses and due to related party approximate their fair values due to the short-term nature of the instruments. As of December 31, 2022, the Company’s investments held in Trust Account were comprised of investments in U.S. Treasury securities with an original maturity of 185 days or less and were recognized at fair value. The fair value of investments held in Trust Account was determined using quoted prices in active markets. On February 27, 2023, the Company delivered an instruction letter to Continental Stock Transfer & Trust Company acting, as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial Business Combination or the Company’s liquidation. The Company is taking these steps in order to mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the Extension Amendment Proposal described above (see Note 1).
Offering Costs Associated with the Initial Public Offering
Offering costs consisted of legal, accounting, underwriting and other costs incurred that were directly related to the Initial Public Offering and that were charged to Class A ordinary shares subject to redemption upon the completion of the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with the Class A ordinary shares issued were charged against the carrying value of the Class A ordinary shares subject to possible redemption upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ deficit. The Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2023 and 2022, 3,690,831 and 14,950,000 Class A ordinary

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.
Income Taxes
FASB ASC Topic 740, “Income Taxes” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2023 and 2022. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2023 and 2022, there were no unrecognized tax benefits and no amounts were accrued for the payment of interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
There is currently no taxation imposed on income by the government of the Cayman Islands. In accordance with the Cayman Islands’ income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net (Loss) Income Per Ordinary Share
The Company has two classes of shares: Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net (loss) income per ordinary share is computed by dividing net (loss) income by the weighted-average number of ordinary shares outstanding during the periods. Accretion associated with the Class A ordinary shares subject to possible redemption is excluded from earnings per share as the redemption value approximates fair value.
The following table reflects the calculation of basic and diluted net (loss) income per ordinary share (in dollars, except per share amounts):
	December 31,
	2023		2022
	Class A	Class B	Class A	Class B
Basic and diluted net (loss) income per ordinary share
Numerator:
Allocation of net (loss) income, as adjusted	$(1,320,475)	$(812,860)	$859,540	$207,944
Denominator:
Basic and diluted weighted average shares outstanding	6,071,500	3,737,500	15,449,000	3,737,500
Basic and diluted net (loss) income per ordinary share	$(0.22)	$(0.22)	$0.06	$0.06
Recent Accounting Standards
The Company’s management does not believe there are any recently issued, but not yet effective, accounting pronouncement if currently adopted would have a material effect on the Company’s financial statements.
Note 3 - Initial Public Offering
On March 2, 2021, the Company consummated its Initial Public Offering of 14,950,000 Public Shares, including the 1,950,000 Public Shares as a result of the underwriters’ full exercise of their over-allotment option, at an offering price of $10.00 per Public Share, generating gross proceeds of $149.5 million, and incurring offering costs of

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
approximately $8.8 million, inclusive of approximately $5.2 million in deferred underwriting commissions. For more information on the waiver related to a portion of the deferred underwriting commissions that the Company received on August 8, 2022 and the partial liquidation of the Trust Account in connection with the adoption of the Extension Amendment Proposal and the related redemption of Class A ordinary shares, also see Note 1 above.
Note 4 - Related Party Transactions
Founder Shares
On January 4, 2021, the Sponsor paid $25,000 to cover for certain expenses on behalf of the Company in exchange for issuance of 3,737,500 Class B ordinary shares, par value $0.0001 (the “Founder Shares”). In February 2021, the Sponsor transferred an aggregate of 90,000 Founder Shares to the Company’s independent directors. The Sponsor agreed to forfeit up to 487,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20.0% of the Company’s issued and outstanding ordinary shares (excluding the Private Placement Shares) after the Initial Public Offering. The underwriters fully exercised the over-allotment option on March 2, 2021; thus, these 487,500 Founder Shares were no longer subject to forfeiture.
The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.
Private Placement Shares
Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 499,000 Private Placement Shares, at a price of $10.00 per Private Placement Share to the Sponsor, generating gross proceeds of approximately $5.0 million.
The Private Placement Shares are not transferable or salable until 30 days after the completion of the initial Business Combination. Certain proceeds from the Private Placement Shares have been added to the proceeds from the Initial Public Offering held in the Trust Account.
The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Shares until 30 days after the completion of the initial Business Combination.
Related Party Loans
On March 2, 2021, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover for expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”) and the Company subsequently reclassified the outstanding amount due to the Sponsor as borrowing under the Note. This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed approximately $161,000 under the Note and fully repaid the Note upon closing of the Initial Public Offering. Subsequent to the repayment, the loan facility was no longer available to the Company.
In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, affiliates of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay any Working Capital Loans that may have been extended to the Company by the Sponsor, affiliates of the Sponsor, or the Company’s officers and directors out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of the proceeds held outside the Trust

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Account to repay any Working Capital Loans but no proceeds held in the Trust Account would be used to repay such Working Capital Loans. Except for the terms of the First Convertible Promissory Note, the Second Convertible Promissory Note and the Third Promissory Note, each as further described below, the terms of such Working Capital Loans have not been determined and no written agreements exist with respect to any other loans between the Company and the Sponsor, affiliates of the Sponsor, or the Company’s officers and directors. The Working Capital Loans would either be repaid upon the consummation of a Business Combination, without interest, or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into shares of the post Business Combination entity at a price of $10.00 per share. The shares would be identical to the Private Placement Shares. Except as described below, as of December 31, 2023 and 2022, the Company had no other outstanding borrowings under Working Capital Loans.
On November 7, 2022, the Company issued an unsecured convertible promissory note (the “First Convertible Promissory Note”) to the Sponsor, pursuant to which the Company borrowed $120,000 (the “First Convertible Working Capital Loan”) from the Sponsor for general corporate purposes. Such loan may, at the Sponsor’s discretion, be converted into Class A ordinary shares, par value $0.0001 per share, of the Company (the “Working Capital Shares”) at a conversion price equal to $10.00 per Working Capital Share. The terms of the Working Capital Shares will be identical to those of the Private Placement Shares that were issued to the Sponsor in connection with the Initial Public Offering. The First Convertible Working Capital Loan will not bear any interest and will be repayable by the Company to the Sponsor, if not converted or repaid on the effective date of a Business Combination involving the Company and one or more businesses. The maturity date of the First Convertible Working Capital Loan may be accelerated upon the occurrence of an Event of Default (as defined under the First Convertible Promissory Note). The Company granted customary registration rights to the Sponsor with respect to any Working Capital Shares, which shall constitute “Registrable Securities” pursuant to that certain Registration and Shareholder Rights Agreement, dated March 2, 2021, by and among the Company, the Sponsor and the other parties thereto (the “Registration and Shareholders Rights Agreement”). Further, each newly issued Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares, as contemplated by the Letter Agreement, dated February 25, 2021, by and among the Company, the Sponsor and the other parties thereto (the “Letter Agreement”). As of December 31, 2023 and 2022, there were $120,000 and $120,000 of borrowings outstanding under the First Convertible Promissory Note, respectively.
On February 28, 2023, the Company issued a non-interest bearing, unsecured convertible promissory note to the Sponsor in connection with the Extension Amendment Proposal, pursuant to which the Company may borrow up to $1,680,000 from the Sponsor for general corporate purposes and the funding of the deposits that the Company is required to make pursuant to its Amended and Restated Memorandum and Articles of Association (as amended following the adoption of the Extension Amendment Proposal at the Company’s extraordinary general meeting of shareholders on February 28, 2023) and following the request of the Sponsor in connection with an optional monthly extension of the time period during which the Company may consummate a Business Combination (the “Second Convertible Promissory Note”). Up to $1,380,000 of the amounts loaned under the Second Convertible Promissory Note will be convertible at the option of the Sponsor into Working Capital Shares. This working capital loan outstanding pursuant to the Second Convertible Promissory Note (the “Second Working Capital Loan”) will not bear any interest, and will be repayable by the Company to the Sponsor to the extent the Company has funds available outside of the Trust Account and if not converted or repaid on the effective date of a Business Combination. The maturity date of the Second Convertible Working Capital Loan may be accelerated upon the occurrence of an Event of Default (as defined under the Second Convertible Promissory Note). The Company granted customary registration rights to the Sponsor with respect to any Working Capital Shares issued pursuant to the Second Convertible Promissory Note, which shall constitute “Registrable Securities” pursuant the Registration and Shareholders Rights Agreement. Further, each newly issued Working Capital Share shall bear the same transfer restrictions that apply to the Private Placement Shares, as contemplated by the Letter Agreement. See Note 9 for information on the amendment to the Second Promissory Note that was adopted in connection with a proposed Business Combination.
On April 18, 2023, June 2, 2023, July 6, 2023, August 2, 2023 and September 5, 2023, the Company withdrew an additional $400,000, $140,000, $140,000, $140,000 and $165,000, respectively, from the Second Convertible Promissory Note (see Note 1). As of December 31, 2023 and 2022, $1,585,000 and $0, respectively, were drawn under the Second Convertible Promissory Note.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
On September 27, 2023, the Company issued an unsecured promissory note to the Sponsor (the “Third Promissory Note”), pursuant to which the Company may borrow $900,000 from the Sponsor for general corporate purposes and to fund the deposits required to be made into the Company’s trust account in connection with the monthly extensions of the time period during which the Company may consummate a business combination in accordance with the Company’s amended and restated memorandum and articles of association, as amended during the shareholder meeting on February 28, 2023. This working capital loan outstanding pursuant to the Third Promissory Note (the “Third Working Capital Loan”) will not bear any interest. In the event that the Company does not consummate a Business Combination, the Third Promissory Note will be repaid from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The maturity date of the Third Working Capital Loan may be accelerated upon the occurrence of an Event of Default. On October 2, 2023, November 2, 2023 and December 2, 2023, the Company approved the fifth, sixth and seventh one-month extension of the Business Combination Period, respectively. In connection with such extensions of the Business Combination Period to January 2, 2024, the Company drew an aggregate amount of $420,000 from the Third Promissory Note. As provided for in the Company’s amended and restated memorandum and articles of association, the Company deposited the extension funds into the trust account that was established by the Company in connection with its Initial Public Offering. The Company also drew an aggregate of $50,000 under the Third Promissory Note for working capital purposes. As of December 31, 2023, $470,000 was drawn under the Third Promissory Note. See Note 9 for information on the amendment to the Third Promissory Note that was adopted in connection with a proposed Business Combination and for information on the Fourth Promissory Note (as defined below) that was adopted subsequently to date of the financial statements included herein.
Administrative Support Agreement
Commencing on the date that the Company’s registration statement relating to its Initial Public Offering was declared effective through the earlier of consummation of the initial Business Combination and the Company’s liquidation, the Company agreed to reimburse the Sponsor for office space, secretarial and administrative services provided to the Company in the amount of $10,000 per month. The Company incurred approximately $120,000 and $120,000 in general and administrative expenses in the accompanying statements of operations for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, the Company had $210,000 and $90,000, respectively, included in due to related party on the balance sheets.
Note 5 - Commitments and Contingencies
Registration Rights
The holders of Founder Shares and Private Placement Shares, including Private Placement Shares that may be issued upon conversion of Working Capital Loans, are entitled to registration rights pursuant to the Registration and Shareholders Rights Agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the Company’s completion of its Business Combination. However, the Registration and Shareholders Rights Agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, in accordance with the letter agreement the Company’s initial shareholders entered into and (ii) in the case of the Private Placement Shares, 30 days after the completion of the Company’s Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements. See Note 9 for information on the Investor Rights Agreement that was executed in connection with a proposed Business Combination and that will replace the Registration and Shareholders Rights Agreement in connection with the closing of the proposed Business Combination.
Underwriting Agreement
The Company granted the underwriters a 45-day option from the final prospectus relating to the Initial Public Offering to purchase up to 1,950,000 additional Public Shares to cover over-allotments at the Initial Public Offering price less the underwriting discounts and commissions. On March 2, 2021, the underwriters fully exercised the over-allotment option.

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
The underwriters were paid an underwriting discount of $0.20 per Public Share, or approximately $3.0 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per Public Share, or approximately $5.2 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
On August 8, 2022, the Company received a waiver from one of the underwriters of its Initial Public Offering pursuant to which such underwriter waived all rights to its 50% share of the deferred underwriting commissions payable upon completion of an initial Business Combination. In connection with this waiver, the underwriter also agreed that (i) this waiver is not intended to allocate its 50% portion of the deferred underwriting commissions to the other underwriter that has not waived its right to receive its share of the deferred underwriting commissions and (ii) the waived portion of the deferred underwriting commissions can, at the discretion of the Company, be paid to one or more parties or otherwise be used in connection with an initial Business Combination. During the year ended December 31, 2022, the Company derecognized approximately $2.6 million of the deferred underwriting commissions and recorded an adjustment to the carrying value of the shares of Class A ordinary shares subject to redemption.
Note 6 - Class A Ordinary Shares Subject to Possible Redemption
The Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. As of December 31, 2023 and 2022, there were 3,690,831 and 14,950,000 Class A ordinary shares subject to possible redemption.
The Public Shares issued in the Initial Public Offering in connection with the over-allotment exercise were recognized in Class A ordinary shares subject to possible redemption as follows:
Gross proceeds	$149,500,000
Less:
Offering costs allocated to Class A ordinary shares subject to possible redemption	(8,734,896)
Plus:
Accretion on Class A ordinary shares subject to possible redemption amount	8,147,540
Plus:
Waiver of deferred underwriting commissions	2,616,250
Class A ordinary shares subject to possible redemption at December 31, 2022	151,528,894
Less:
Redemption of Class A ordinary shares	(115,071,882)
Plus:
Adjustment for accretion of Class A ordinary shares subject to possible redemption	4,018,937
Class A ordinary shares subject to possible redemption at December 31, 2023	$40,475,949
Note 7 - Shareholders’ Deficit
Preference Shares - The Company is authorized to issue 1,000,000 preference shares with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2023 and 2022, there were no preference shares issued or outstanding.
Class A Ordinary Shares - The Company is authorized to issue 479,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of December 31, 2023 and 2022, there were 4,189,831 and 15,449,000 Class A ordinary shares issued and outstanding, of which 3,690,831 and 14,950,000 shares, respectively, were subject to possible redemption and classified in temporary equity (see Note 6).
Class B Ordinary Shares - The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of December 31, 2023 and 2022, there were 3,737,500 Class B ordinary shares issued and outstanding (see Note 4).

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders at a general meeting of the Company. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law.
The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding (excluding the Private Placement Shares) upon the consummation of the Initial Public Offering, plus (ii) the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Shares issued to the Sponsor, members of the Company’s management team or any of their affiliates upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.
Note 8 - Fair Value Measurements
The following tables present information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2023 and 2022 and indicate the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value:
December 31, 2022
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets held in Trust Account:
U.S. Treasury Securities	$151,628,280	$—	$—
Cash equivalents – money market funds	614	—	—
	$151,628,894	$—	$—
Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There was a transfer of U.S. Treasury securities to cash during the year ended December 31, 2023, the amount held in trust are no longer fair valued. Level 1 instruments include investments U.S. Treasury securities with an original maturity of 185 days or less. On February 27, 2023, the Company delivered an instruction letter to Continental Stock Transfer & Trust Company acting, as trustee, to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of the consummation of an initial Business Combination or the Company’s liquidation. The Company is taking these steps in order to mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act following the adoption of the Extension Amendment Proposal described above (see Note 1). There were no transfers between levels of the hierarchy for the year ended December 31, 2022.
Note 9 - Subsequent Events
The Company evaluated subsequent events and transactions that occurred up to the date the financial statements were issued and has concluded that, other than the events described below, all such events that would require recognition or disclosure have been recognized or disclosed.
Extension Payments
On January 2, 2024, the Company approved the eighth one-month extension of the Business Combination Period. In connection with this extension of the Business Combination Period to February 2, 2024, the Company drew an

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
aggregate of $140,000 from the Third Promissory Note. As provided for in the Amended and Restated Memorandum and Articles of Association, the Company will deposit the $140,000 into the Trust Account. The Company also drew $100,000 under the Third Promissory Note for general working capital purposes.
On February 2, 2024, the Company approved the ninth one-month extension of the time during which it may consummate an initial business combination. In connection with this extension of the Business Combination Period to March 2, 2024, the Company drew an aggregate of $140,000 from the Third Promissory Note. As provided for in the Amended and Restated Memorandum and Articles of Association, the Company will deposit the $140,000 into the Trust Account. The Company also drew $50,000 under the Third Promissory Note for general working capital purposes.
The one-month extensions on January 2 2024 and February 2, 2024 are the eighth and ninth one-month extensions, respectively, permitted under the Amended and Restated Memorandum and Articles of Association.
The Company’s Promissory Notes
On February 8, 2024, the Company issued an unsecured convertible promissory note to the Sponsor (the “Fourth Promissory Note”), pursuant to which the Company may borrow $1,000,000 from the Sponsor for general corporate purposes and to fund the monthly deposits required to be made into the Trust Account in order to extend the time period during which the Company may consummate a Business Combination (the “Fourth Working Capital Loan”) in accordance with the Amended and Restated Memorandum and Articles of Association. The Fourth Working Capital Loan will not bear any interest. In the event that the Company does not consummate a Business Combination, the Fourth Promissory Note will be repaid from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The maturity date of the Fourth Working Capital Loan may be accelerated upon the occurrence of an Event of Default (as defined under the Fourth Promissory Note). Any Working Capital Shares issuable upon conversion of the Fourth Promissory Note will not be registered under the Securities Act and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act. As of the date of this Report, $540,000 was drawn under the Fourth Promissory Note.
On February 13, 2024, the Company and the Sponsor entered into an amendment to the Second Convertible Promissory Note, pursuant to which the total principal amount up to $1,680,000 of the amounts loaned under the Second Convertible Promissory Note will be convertible at the option of the Sponsor into Working Capital Shares.
On February 13, 2024, the Company and the Sponsor amended and restated the Third Promissory Note to provide that the total principal amount loaned under the Second Convertible Promissory Note will be convertible at the option of the Sponsor into Working Capital Shares.
Business Combination Agreement
On February 13, 2024, the Company, Aja Holdco, Inc., a Delaware corporation (“ListCo”), ARYA Merger Sub, a Cayman Islands exempted company (“ARYA Merger Sub”), Aja Merger Sub 2, Inc., a Delaware corporation (“Adagio Merger Sub”), and Adagio Medical, Inc. (“Adagio”) entered into a business combination agreement (the “Business Combination Agreement”), in connection with a proposed business combination (the “Proposed Adagio Business Combination”), which contains certain customary representations, warranties, and covenants by the parties thereto. As further described in the Business Combination Agreement, the closing of the Proposed Adagio Business Combination (the “Closing”) is subject to certain customary conditions and risks.
The Business Combination Agreement provides, among other things, for the consummation of the following transactions:
1.
ARYA Merger Sub will merge with and into the Company (the “ARYA Merger”) and Adagio Merger Sub will merge with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with the Company and Adagio surviving the Mergers and, after giving effect to such Mergers, each of the Company and Adagio becoming a wholly owned subsidiary of ListCo, on the terms and subject to the conditions in the Business Combination Agreement;

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
2.
(i) each issued and outstanding Class A ordinary share will be automatically cancelled, extinguished and converted into the right to receive one share of common stock, par value $0.0001 per share, of ListCo after giving effect to the consummation of the transactions contemplated by the Business Combination Agreement (“New Adagio”) (the “New Adagio Common Stock”) and (ii) each issued and outstanding Class B ordinary share will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares that will be forfeited by the Sponsor, and issued to PIPE Investors (as defined below), including Perceptive Life Sciences Master Fund, Ltd, a Cayman Islands exempted company (the “Perceptive PIPE Investor”). 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject to share trigger price vesting and will vest if, prior to the tenth anniversary of the Closing, the post-closing share price of New Adagio equals or exceeds $24.00 per share for any 20 trading days within any 30 trading day period (the “Share Trigger Price Vesting”);

3.
(i) each warrant of Adagio will be either (x) terminated, or (y) “net” exercised in exchange for shares of common stock, par value $0.01 per share, of Adagio (“Adagio Common Stock”); (ii) all issued and outstanding unsecured convertible promissory notes of Adagio (excluding the convertible notes issued by Adagio to the Perceptive PIPE Investor pursuant to the note purchase agreements dated April 4, 2023 and November 28, 2023, between Adagio and the Perceptive PIPE Investor (collectively, the “2023 Bridge Financing Notes”) and the 2024 Bridge Financing Notes (as defined below)) (the “Adagio Convertible Notes”), including any accrued and unpaid interest thereon, will be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Notes and such Adagio Convertible Notes will be cancelled, satisfied, extinguished, discharged and retired in connection with such conversion (the “Adagio Convertible Notes Conversion”); (iii) each share of preferred stock, par value $0.001 per share, of Adagio (the “Adagio Preferred Stock”) that is issued and outstanding will be automatically converted into shares of Adagio Common Stock and each such share of Adagio Preferred Stock will be cancelled; (iv) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the Delaware General Corporation Law, as amended, are properly exercised and not withdrawn) will be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement; (v) each issued, outstanding and unexercised option to purchase Adagio Common Stock (“Adagio Option”) that is vested as of such time or will vest in connection with, or after taking into account the effect of, the consummation of the transactions contemplated by the Business Combination Agreement with an aggregate value that exceeds the aggregate exercise price of such Adagio Option (each an “In-the-Money Adagio Option”) will be cancelled and extinguished in exchange for options to purchase shares of New Adagio Common Stock, and each issued and outstanding Adagio equity award (other than an In-the-Money Adagio Option) will automatically be canceled and extinguished for no consideration and each holder thereof will cease to have any rights with respect thereto.

Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, the Company, the Sponsor, each holder of Class B ordinary shares (the “Other Class B Shareholders” and with the Sponsor, the “Class B Shareholders”), including the Company’s directors and officers (together with the Class B Shareholders, the “Insiders”), ListCo and Adagio entered into a letter agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, (i) each Class B Shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of the Company’s shareholders, including the proposal to approve the Business Combination Agreement and the transactions contemplated thereby, (ii) each Class B Shareholder agreed to waive any adjustment to the conversion ratio set forth in the amended and restated memorandum and articles of association or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined below) or otherwise), (iii) each of the Insiders and the Company agreed to terminate the lock-up provisions contained in the certain letter agreement between the Company, the Sponsor and the directors and officers of the Company, and to replace such lock-up provisions with the transfer restrictions included in the Investor Rights Agreement (as defined below) and to waive the adjustment or anti-dilution

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
protections contained in the Amended and Restated Memorandum and Articles of Association, (iv) each Class B Shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in the Company prior to the Closing, (v) the Sponsor agreed that 1,147,500 shares of New Adagio Common Stock issued to the Sponsor will be subject to Share Trigger Price Vesting, and (vi) the Sponsor has agreed to irrevocably forfeit, surrender and transfer to the Company for no consideration 1,000,000 Class B ordinary shares, which will be issued by ListCo to the PIPE Investors, including the Perceptive PIPE Investor.
Adagio Stockholder Transaction Support Agreements
Pursuant to the Business Combination Agreement, certain stockholders of Adagio entered into transaction support agreements (collectively, the “Adagio Transaction Support Agreements”) with the Company and Adagio, pursuant to which such stockholders of Adagio agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the transactions contemplated thereby and (ii) be bound by certain covenants and agreements related to the Proposed Adagio Business Combination.
PIPE Financing (Private Placement)
In connection with the execution of the Business Combination Agreement, ListCo and the Company entered into Subscription Agreements (the “Subscription Agreements”) with the Perceptive PIPE Investor and certain other investors (the “Other PIPE Investors,” and, together with the Perceptive PIPE Investor, the “PIPE Investors”), pursuant to which the PIPE Investors committed financing valued at approximately $45,000,000, which includes (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares in the open market and not to redeem such shares prior to the date the Closing occurs (the “Closing Date”), (ii) non-redemption commitments by certain investors, (iii) the contribution of $23,000,000 of 2023 Bridge Financing Notes to ListCo, and (iv) an additional cash investment by the Perceptive PIPE Investor of approximately $8.1 million (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing being raised prior to Closing), as described in more detail below (together, the “PIPE Financing”). In connection with the PIPE Financing, certain PIPE Investors will also be issued warrants to purchase shares of New Adagio Common Stock at $10.00 per share, subject to adjustment (the “Warrants”) and/or Pre-Funded Warrants (as defined below). As provided for in the Subscription Agreements, the number of shares of New Adagio Common Stock and Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A ordinary shares at Closing, the average per share price of the Class A ordinary shares purchased by certain PIPE Investors in the open market and the amount of interest on the 2023 Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock. In connection with the PIPE Financing, certain PIPE Investors also committed to purchase pre-funded warrants, which are exercisable for a nominal exercise price of $0.01 (the “Pre-Funded Warrants,” and together with the Warrants, the “PIPE Warrants”). The shares of New Adagio Common Stock and PIPE Warrants to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent Closing.
Convertible Security Financing (Private Placement)
In connection with the execution of the Business Combination Agreement, certain investors, including the Perceptive PIPE Investor (the “Convert Investors”), executed a securities purchase agreement, dated February 13, 2024, with ListCo (the “Convertible Security Subscription Agreement”), pursuant to which ListCo will issue on the Closing Date to the Convert Investors $20,000,000 aggregate principal amount of 13% senior secured convertible notes (the “New Adagio Convertible Notes”), which will be convertible into shares of New Adagio Common Stock at a conversion price of $10.00 per share, subject to adjustment (the “Conversion Shares”), and 1,500,000 warrants (the “Convert Warrants”), which will be exercisable on a cashless basis or for cash at a price of $24.00 per share, subject to adjustment (the “Base Convert Financing”), and will expire on the seventh anniversary of the Closing. Such $20,000,000 of financing in the form of New Adagio Convertible Notes includes the Perceptive Convertible Note Commitment (as defined below) and includes the conversion of the 2024 Bridge Financing Notes (as defined below) into New Adagio Convertible Notes at Closing, subject in each case to Additional Financing (as defined

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
below) being raised prior to Closing, as further described below. The New Adagio Convertible Notes will have a maturity of three years and nine months after Closing and interest will be payable in cash or compound as additional principal outstanding. As described above, in connection with the execution of the Convertible Security Subscription Agreement, the Perceptive PIPE Investor also purchased a $7,000,000 convertible promissory note of Adagio (the “2024 Bridge Financing Notes”) pursuant to a note purchase agreement, dated February 13, 2024, by and among the Perceptive PIPE Investor, Adagio and ListCo (the “2024 Bridge Financing Notes Subscription Agreement”). On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Notes and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Notes will convert into New Adagio Convertible Notes and Convert Warrants, and the Perceptive PIPE Investor will subscribe for $5,500,000 aggregate principal amount of New Adagio Convertible Notes and 937,500 Convert Warrants, on the same terms as the other Convert Investors executing the Convertible Security Subscription Agreement (such commitment by the Perceptive PIPE Investor to purchase New Adagio Convertible Notes and Convert Warrants, the “Perceptive Convertible Note Commitment,” and the conversion of the 2024 Bridge Financing Note and purchase of New Adagio Convertible Notes and Convert Warrants pursuant to the Perceptive Convertible Note Commitment as part of the Base Convert Financing, the “Convertible Security Financing”). Subject to the Company and New Adagio receiving any new financing or commitment for financing (any such financing, an “Additional Financing”), whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that on the Closing Date the 2024 Bridge Financing Note is repaid, the Perceptive Convertible Note Commitment is reduced or a combination of both. The New Adagio Convertible Notes and the Convert Warrants issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent Closing.
Pursuant to the terms of the Convertible Security Subscription Agreement, on the Closing Date, ListCo, certain of its subsidiaries (other than Adagio Medical GmbH, a company organized under the laws of Germany and an excluded subsidiary thereunder) (the “Subsidiaries”) and Allegro Management LLC, as the collateral agent (the “Collateral Agent”) on behalf of the Convert Investors, will enter into a security and pledge agreement (the “Convert Security Document”), pursuant to which ListCo and the Subsidiaries will (i) pledge the equity interests in the Subsidiaries to the Collateral Agent, (ii) pledge all of their respective promissory notes, securities and other instruments evidencing indebtedness to the Collateral Agent, and (iii) grant to the Collateral Agent a security interest in and lien on all of their respective personal property and assets, including, among other items, all of their deposit accounts, chattel paper, documents, equipment, general intangibles, instruments and inventory, and all proceeds therefrom, in each case subject to customary exceptions, all as set forth in the form of the Convert Security Document. Additionally, pursuant to the terms of the Convertible Security Subscription Agreement, on the Closing Date, the Subsidiaries will deliver a guaranty (the “Convert Guaranty”) to the Collateral Agent pursuant to which the Subsidiaries will, jointly and severally, guaranty ListCo’s obligation to repay the New Adagio Convertible Notes and all other obligations of ListCo under the Convertible Security Subscription Agreement and the New Adagio Convertible Notes and other related transaction documents, as set forth in the form of the Convert Guaranty. Any additional subsidiaries of ListCo formed or acquired after the closing date will be required to join the Convert Guaranty as additional guarantors.
Convert Registration Rights Agreement
The Conversion Shares, the Convert Warrants, the Convert Warrant Shares, the New Adagio Convertible Notes and any capital stock of ListCo issued or issuable with respect to the Conversion Shares, have not been registered under the Securities Act. In connection with the Convertible Security Subscription Agreement, ListCo and the Convert Investors agreed to enter into a Registration Rights Agreement (the “Convert Registration Rights Agreement”), pursuant to which ListCo will be required to file a registration statement on Form S-3 or, if not available, Form S-1 (the “Convert Registration Statement”) with the SEC to register for resale all of the Registrable Securities (as defined in the Convert Registration Rights Agreement), as soon as practicable, but in no event later than the Filing Deadline (as defined in the Convert Registration Rights Agreement). In the event that the number of shares registered for resale under the Convert Registration Statement is insufficient to cover all of the Registrable Securities, ListCo will amend the Registration Statement or file with the SEC a new registration statement to cover at least the Required Registration Amount (as defined in the Convert Registration Rights Agreement) as of the trading day immediately

ARYA SCIENCES ACQUISITION CORP IV
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
preceding the date of the filing of such amendment or new registration statement, as soon as practicable, but in any event not later than 15 days after the necessity therefor arises. If ListCo fails to file the Convert Registration Statement when required, fails to obtain effectiveness by SEC when required or fails to maintain the effectiveness of the Convert Registration Statement pursuant to the terms of Section 2(e) of the Convert Registration Rights Agreement, then as partial relief for the damages to any holder by reason of any such delay in or reduction of, its ability to sell the underlying shares of New Adagio Common Stock, ListCo will be required to pay each holder of Registrable Securities relating to such Convert Registration Statement an amount equal to one percent of such Convert Investor’s original principal amount according to the timelines laid out in Section 2(e) of the Convert Registration Rights Agreement.
Investor Rights Agreement
Concurrently with the execution of the Business Combination Agreement, the Company, ListCo, the Perceptive PIPE Investor, the Sponsor, the Other Class B Shareholders and certain Adagio stockholders entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which, among other things, the Perceptive PIPE Investor, the Sponsor, the Other Class B Shareholders and certain Adagio stockholders and investors in the Convertible Security Financing will be granted certain customary registration rights. Further, subject to customary exceptions set forth in the Investor Rights Agreement, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of the Company and New Adagio (including any shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement or the PIPE Financing) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.
Adoption of Second Extension Amendment Proposal
On February 27, 2024, the Company held an extraordinary general meeting of shareholders in view of approving an amendment to the Amended and Restated Memorandum and Articles of Association to extend the Termination Date from March 2, 2024 (the “Previous Termination Date”) to April 2, 2024 (the “Articles Extension Date”) and to allow the Company, without another shareholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis for up to eleven times by an additional one month each time after the Articles Extension Date, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until March 2, 2025 or a total of up to forty-eight months from the closing of the initial public offering, unless the closing of a Business Combination shall have occurred prior thereto (the “Second Extension Amendment Proposal”). In connection with the initial one-month extension from the Previous Termination Date to the Articles Extension Date, the Company made a deposit into the Trust Account of $111,000 and drew down on the Fourth Promissory Note to finance this deposit. In connection with any subsequent optional monthly extensions following the Articles Extension Date, the Sponsor is expected to make deposits of $111,000 per month into the Trust Account and borrow the necessary funds from the Sponsor in the form of convertible notes, as provided for in the amendment to the Amended and Restated Memorandum and Articles of Association that was adopted on February 27, 2024.
As contemplated by the Amended and Restated Memorandum and Articles of Association, the holders of Public Shares were able to elect to redeem all or a portion of their Public Shares in exchange for their pro rata portion of the funds held in the Trust Account in connection with the Second Extension Amendment Proposal. On February 27, 2024, the Second Extension Amendment Proposal was adopted and 390,815 Public Shares were redeemed for an aggregate amount of approximately $4,358,804. Following the adoption of the Second Extension Amendment Proposal, the Company had 3,799,016 Class A ordinary shares, including 3,300,016 Public Shares and 499,000 private placement shares, and 3,737,500 Class B ordinary shares issued and outstanding. Following the approval of the Second Extension Amendment Proposal, the ordinary shares held by the initial shareholders represented 56.2% of the issued and outstanding ordinary shares (including Private Placement Shares).

Adagio Medical, Inc.

Condensed Consolidated Balance Sheets
(in thousands, except share data)
	March 31, 2024	December 31, 2023
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$4,083	$1,383
Accounts receivable, net	—	71
Inventory, net	3,515	3,322
Prepaid expenses	159	232
Other current assets	159	177
Total current assets	7,916	5,185
Property and equipment, net	1,300	1,487
Right-of-use assets, net	87	130
Other assets	20	23
Total assets	$9,323	$6,825
Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities
Accounts payable	$4,715	$3,830
Accrued liabilities	3,722	3,048
Operating lease liabilities, current	44	79
Convertible notes payables, current	46,313	37,986
Warrant liabilities	158	78
Term loan, current	1,414	1,695
Accrued transaction costs	643	444
Other accrued liabilities	2,278	1,572
Total current liabilities	59,287	48,732
Operating lease liabilities, long-term	43	52
Term loan, long-term	—	143
Other long-term liabilities	7	8
Total liabilities	59,337	48,935

Commitments and contingencies (Note 10)
Convertible preferred stock, $0.001 par value; 4,939,946 shares authorized, issued and outstanding with aggregate liquidation preference of $91,637 as of March 31, 2024 and December 31, 2023	91,469	91,469
Stockholders’ deficit
Common stock, $0.001 par value; 6,594,946 shares authorized as of March 31, 2024 and December 31, 2023; 786,671 shares and 786,510 shares issued as of March 31, 2024 and December 31, 2023, respectively; 780,069 shares and 779,908 shares outstanding as of March 31, 2024 and December 31, 2023, respectively	1	1
Additional paid-in capital	1,719	1,608
Accumulated other comprehensive income	20	17
Accumulated deficit	(143,223)	(135,205)
Total stockholders’ deficit	(141,483)	(133,579)
Total liabilities, convertible preferred stock, and stockholders’ deficit	$9,323	$6,825
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Adagio Medical, Inc.

Unaudited
Condensed Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)
Three months ended March 31,	2024	2023
Revenue	$26	$60
Cost of revenue and operating expenses:
Cost of revenue	542	318
Research and development	3,469	4,798
Selling, general, and administrative	4,830	1,598
Total cost of revenue and operating expenses	8,841	6,714
Loss from operations	(8,815)	(6,654)
Other income (expense)
Convertible notes fair value adjustment	1,673	(2,361)
Warrant liabilities fair value adjustment	(80)	(33)
Interest expense	(754)	(233)
Interest income	1	1
Other (expense) income, net	(43)	4
Total other income (expense), net	797	(2,622)
Net loss	(8,018)	(9,276)
Other comprehensive income (loss):
Foreign currency translation adjustment	3	(4)
Comprehensive loss	$(8,015)	$(9,280)

Basic and diluted net loss per common share	$(10.28)	$(12.25)
Basic and diluted weighted average shares outstanding	779,908	757,312
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Adagio Medical, Inc.

Unaudited
Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except share data)
	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2022	4,939,946	$91,469	756,160	$1	$1,153	$(97,059)	$ 28	$(95,877)
Foreign currency translation adjustment	—	—	—	—	—	—	(4)	(4)
Stock option exercises	—	—	4,575	—	9	—	—	9
Stock-based compensation	—	—	—	—	99	—	—	99
Net loss	—	—	—	—	—	(9,276)	—	(9,276)
Balance, March 31, 2023	4,939,946	$91,469	760,735	$1	$1,261	$(106,335)	$24	$(105,049)
	Convertible Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance, December 31, 2023	4,939,946	$ 91,469	779,908	$1	$ 1,608	$ (135,205)	$ 17	$ (133,579)
Foreign currency translation adjustment	—	—	—	—	—	—	3	3
Stock option exercises	—	—	161	—	1	—	—	1
Stock-based compensation	—	—	—	—	110	—	—	110
Net loss	—	—	—	—	—	(8,018)	—	(8,018)
Balance, March 31, 2024	4,939,946	$91,469	780,069	$1	$1,719	$(143,223)	$20	$(141,483)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Adagio Medical, Inc.

Unaudited
Condensed Consolidated Statements of Cash Flows
(in thousands)
Three months ended March 31,	2024	2023
Cash flows from operating activities
Net loss	$(8,018)	$(9,276)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	330	124
Non-cash operating lease expense	42	39
Stock-based compensation	110	99
Provision for inventory impairment	82	40
Amortization of term loan discount	5	2
Change in fair value of convertible notes payables	(1,673)	2,361
Change in fair value of warrant liabilities	80	33
Net change in operating assets and liabilities
Accounts receivable, net	70	(67)
Inventories, net	(281)	(98)
Prepaid expenses and other current assets	90	133
Accounts payable	884	21
Accrued liabilities	678	(170)
Accrued transaction costs	199	187
Other accrued liabilities	706	214
Operating lease liabilities	(43)	(39)
Net cash used in operating activities	(6,739)	(6,397)
Cash flows from investing activities
Purchases of property and equipment	(162)	(60)
Purchases of software	—	(5)
Net cash used in investing activities	(162)	(65)
Cash flows from financing activities
Proceeds from exercise of common stock options	—	18
Proceeds from issuance of convertible notes payables	10,000	—
Proceeds from term loan	—	3,000
Repayment of term loan	(429)	—
Net cash provided by financing activities	9,571	3,018
Effect of foreign currency translation on cash and cash equivalents	30	(18)
Increase / (Decrease) in cash and cash equivalents	2,700	(3,462)
Cash and cash equivalents, beginning of period	1,383	5,547
Cash and cash equivalents, end of period	$4,083	$2,085

Supplemental disclosures of cash flow information:
Cash paid for interest	$43	$—
Supplemental schedule of non-cash financing activities:
Amount of term loan proceeds allocated to warrant liabilities	—	36
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
Note 1 - Organization and Description of Business
Adagio Medical, Inc. and its wholly-owned subsidiary (collectively, the “Company'') is a medical technology company focused on the development and commercialization of ablation technologies for the treatment of cardiac arrhythmias, including atrial fibrillation, atrial flutter, and ventricular tachycardia. The Company’s technologies center on ultra-low temperature cryoablation (“ULTC”) and pulsed field cryoablation (“PFCA”), designed to produce durable, contiguous, transmural lesions anywhere in the heart using the Company’s proprietary consoles, catheters, and stylets. The Company received CE Marking in Europe for its iCLAS™ Cryoablation System and VT Cryoablation System in June 2020 and March 2024, respectively, and has commercially launched in the EU. The Company has not launched commercially in the U.S. but is working towards obtaining the necessary regulatory approvals to do so.
The Company was incorporated in the state of Delaware on January 18, 2011, and is headquartered in Laguna Hills, California. Adagio Medical GmbH was formed in March 2020 and is a wholly-owned subsidiary that provides direct sales, distribution, marketing services, and clinical trial management in Europe.
On February 13, 2024, ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), Aja HoldCo, Inc., a Delaware corporation (“ListCo”), Aja Merger Sub 1, a Cayman Islands exempted company (“ARYA Merger Sub”), the Company, and Aja Merger Sub 2, Inc., a Delaware corporation (“Company Merger Sub”) entered into the business combination agreement (“Business Combination Agreement”) pursuant to which (i) ARYA Merger Sub will be merged with and into ARYA (the “ARYA Merger”), with ARYA surviving the ARYA Merger as a direct wholly-owned subsidiary of ListCo and (ii) Company Merger Sub will be merged with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with Adagio surviving the Adagio Merger as a direct wholly-owned subsidiary of ListCo (the “Business Combination”). In connection with the consummation of the Business Combination, ListCo will change its name to “Adagio Medical Holdings, Inc.” (“New Adagio”).
The closing of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, the receipt of required approval by the stockholders of the Company and ARYA, required regulatory approvals and the fulfillment of other conditions set forth in the Merger Agreement, and the effectiveness of the registration statement to be filed with the U.S. Securities and Exchange Commission in connection with the business combination.
Liquidity and Going Concern
The Company has limited revenue and has incurred operating losses and negative cash flows from operations since its inception and anticipates that it will continue to do so for at least the next several years. As of March 31, 2024 and December 31, 2023, the Company had cash and cash equivalents of $4.1 million and $1.4 million, respectively. For the three months ended March 31, 2024 and 2023, net losses were $8.0 million and $9.3 million, respectively, and net cash used in operating activities was $6.7 million and $6.4 million, respectively. As of March 31, 2024 and December 31, 2023, the Company had an accumulated deficit of $143.2 million and $135.2 million, respectively, and working capital deficit of $51.4 million and $43.5 million, respectively.
Management does not believe the Company's current cash and cash equivalents are sufficient to fund operations for at least the next 12 months from the issuance date of the condensed consolidated financial statements. Management believes that this raises substantial doubt about the Company’s ability to continue as a going concern.
Management intends to mitigate the conditions and events that raise substantial doubt about its ability to continue as a going concern entity by (i) pursuing a public offering of its common stock or in a business combination (the “SPAC transaction”) with a Special Purpose Acquisition Company (the “SPAC”) to obtain additional capital and align the Company’s long-term operating strategy (refer to the Business Combination in Note 1 - Organization and Description of Business for further detail), (ii) negotiate other cash equity or debt financing in the short-term, and (iii) continue to pursue the necessary regulatory approvals to launch commercially in the U.S. market. However, there can be no assurances that the current plans will generate any liquidity to the Company or be available on terms acceptable to the Company.

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
If the Company is unable to maintain sufficient financial resources, its business, financial condition, and results of operations will be materially and adversely affected. The Company may be required to delay, limit, reduce or terminate its product discovery and development activities or future commercialization efforts. The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business.
Strategic Realignment of Resources and Corporate Restructuring
On December 1, 2023, the Company’s management approved a strategic realignment of resources and corporate restructuring (the “RIF”) designed to reallocate capital, conformant to its business focus for the next two years.
As part of the RIF, the Company initiated a reduction in its current workforce of 20 employees, representing approximately 19% of the Company’s employees, which was completed on December 15, 2023. In compliance with the Worker Adjustment and Retraining Notification Act, the Company has provided termination notices to affected employees and government authorities if required.
The Company made no payment for severance or related benefit costs. The Company made no payment of retention bonuses.
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation
The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”).
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new standard at the time private companies adopt the new or revised standard.
Principles of Consolidation
The condensed consolidated financial statements include the accounts of Adagio Medical, Inc. and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates and Assumptions
The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on current facts, historical experience and

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates.
Segments
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates as one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.
Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less from the date of purchase, including its money market account, to be cash equivalents. All of the Company’s cash equivalents have liquid markets. Cash deposits held in accounts at each United States financial institution are insured up to $0.25 million by the Federal Deposit Insurance Corporation (“FDIC”). Cash deposits held in accounts at each European Union financial institution are insured up to €0.1 million by the Deposit Guarantee Scheme. The Company maintains its cash in bank deposit accounts that, at times, may exceed the stated insured limits. Any loss incurred or lack of access to uninsured funds could have a significant adverse impact on the Company's financial condition, results of operations and cash flows. Management does not expect any losses on such accounts.
Concentrations of Credit Risk and Off-Balance Sheet Risk
Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents. The Company deposits its cash and cash equivalents with major financial institutions; however, at times, deposits may exceed the amount of insurance provided. The Company has not experienced any losses on its deposits since inception.
As of March 31, 2024, $3.2 million of the Company’s cash was held with Silicon Valley Bank (“SVB”), and exceeded federally insured limits. On March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. On March 12, 2023, the Secretary of the Treasury, the chair of the Federal Reserve Board and the chairman of the FDIC released a joint statement related to the FDIC’s resolution of the Silicon Valley Bank receivership, which provided that all depositors would have access to all their money starting March 13, 2023. As of the issuance date of these financial statements, all cash deposited by the Company with SVB, now a division of First Citizens Bank and Trust Company, has been accessible by the Company.
Revenue Recognition
The Company generates product revenue primarily from the sale of cryoablation catheters, stylets, esophageal warming balloons, and other accessories (collectively, the “Consumables”) used with the Company’s cryoablation consoles (“Consoles”). The Company sells its products directly to hospitals and medical centers. To a lesser extent, the Company also generates lease revenue from the implied rental of Consoles loaned to customers at no charge.
The Company accounts for revenue earned from contracts with customers under ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of ASC 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company recognizes revenue from sales to customers applying the following five steps:
•	Step 1: Identify the contract with the customer.
•	Step 2: Identify the performance obligations in the contract.

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
•	Step 3: Determine the transaction price.
•	Step 4: Allocate the transaction price to the performance obligations in the contract.
•	Step 5: Recognize revenue when, or as, the company satisfies a performance obligation.
The Company’s customer contracts generally have performance obligations that contain deliverables consisting of the Consumables and may also include Consoles loaned to customers. The Company evaluates each promise within a multiple-performance obligation arrangement to determine whether it represents a distinct performance obligation. The primary performance obligations in the Company’s customer arrangements from which it derives revenue is the sale of the Consumables.
When the Company loans the Console to the customer, it retains title to the Console at all times and does not require minimum purchase commitments from the customer related to any Consumables. In such cases, the Company invoices the customer for the Consumables based on customer orders received. Over time, the Company expects to recover the cost of the loaned Console through the customer’s continued purchasing and use of additional Consumables. For these reasons, the Company has determined that part of the arrangement consideration for the Consumables is an implied rental payment for use of the Console. Therefore, the Company allocates the arrangement consideration between the lease components (i.e., the Console) and non-lease components (i.e., the Consumables) based on the relative estimated standalone selling price of each distinct performance obligation consistent with ASC 842, Leases and ASC 606. Revenue allocated to the lease components was not material for the three months ended March 31, 2024 and 2023.
Revenue from sales to customers of the Consumables is classified as revenue in the Company's condensed consolidated statements of operations and comprehensive loss. The delivery of the Consumables are performance obligations satisfied at a point in time, when the control of the goods is transferred to the customer (i.e., FOB Shipping Point). Revenue is recognized when control is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for the product.
Other Revenue Considerations
Revenue is reported net of sales tax. The Company has made the accounting policy election not to recognize a separate performance obligation for the shipment of products to the customer but to account for it as fulfillment cost.
The Company’s contracts primarily include fixed consideration. The Company only includes estimated variable amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Customers are generally required to pay within 30 days.
Any incremental costs to obtain contracts are recorded as selling, general and administrative expense as incurred due to the short duration of the Company’s contracts.
The Company does not assess whether promised goods or services are performance obligations if they are deemed immaterial in the context of the contract with the customer. Additionally, the Company does not assess whether a contract has a significant financing component if the expectation at contract inception is that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.
For the three months ended March 31, 2024 and 2023, revenue was generated only from European markets.
Inventory
Inventory consists of raw materials, work-in-process, and finished products and is valued at the lower of cost or net realizable value. The method by which that amounts are removed from the inventory is first-in first-out (“FIFO”). Cost may include materials, labor, and manufacturing overhead. The carrying value of inventory is reviewed for potential impairment whenever indicators suggest that the cost of inventory exceeds the carrying value and management adjusts the inventory to its net realizable value. The Company also periodically evaluates inventory for estimated losses from excess quantities and obsolescence and writes down the cost of inventory to net realizable value

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
at the time such determinations are made. Net realizable value is determined using the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose. Inventory used in research and development activities are expensed when incurred.
Property and Equipment
Property and equipment are recorded at cost, less accumulated depreciation. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets, generally three to five years, or, in the case of leasehold improvements, over the remaining life of the lease term. Specifically, Consoles had a five-year useful life as of December 31, 2023, and effective on January 1, 2024, the useful life of Consoles was changed to three years to better reflect the estimated periods during which these Consoles will remain in service. The impact of the change in the estimated useful life of Consoles is not material to the three months ended March 31, 2024, nor to the future remaining life of the Consoles.
Property and equipment includes equipment that is loaned to customers and located at customer premises. The Company retains ownership of the equipment held for evaluation by customers and has the right to remove the equipment if it is not being utilized according to expectations.
Concentrations
The Company had two suppliers exceed 10.0% of total accounts payable as of March 31, 2024, representing 76.6% of accounts payable. As of December 31, 2023, the Company had three suppliers exceed 10.0% of total accounts payable, representing 71.6% of accounts payable.
The Company’s five and ten largest suppliers accounted for approximately 53.7% and 60.3%, respectively, of the Company’s expenditures for the three months ended March 31, 2024. The Company’s five and ten largest suppliers accounted for approximately 29.8% and 37.2%, respectively, of the Company’s expenditures for the three months ended March 31, 2023.
Impairment of Long-Lived Assets
The Company reviews long-lived assets, including property and equipment and finite-lived intangible assets, for impairment annually or whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss is recognized when the asset’s carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value. For the three months ended March 31, 2024 and 2023, the Company determined that there was no impairment of long-lived assets.
Foreign Currency Translation and Transactions
The assets, liabilities, and results of operations of Adagio Medical GmbH are recorded using the Euro as the designated functional currency, which is the currency of the primary economic environment in which Adagio Medical GmbH operates. Consequently, transactions in currencies other than Euro are measured and recorded in Euro. Upon consolidation with the Company, its assets and liabilities are translated to U.S. Dollars at currency exchange rates as of the balance sheet date and its revenues and expenses are translated at the weighted-average currency exchange rates during the applicable reporting periods. Translation adjustments resulting from the process of translating this entity’s financial statements are reported in accumulated other comprehensive income (loss) in the condensed consolidated balance sheets and foreign currency translation adjustment in the condensed consolidated statements of operations and comprehensive loss.
Leases
The Company accounts for its lease property under ASC 842. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the condensed consolidated balance sheets as both a right-of-use asset and a lease liability, calculated by discounting fixed lease payments over

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate, which is the rate for collateralized borrowings based on the current economic environment, current borrowings, value of leases, currency in which the lease obligation is satisfied, rate sensitivity, lease term and materiality. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset results in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.
The Company determines whether a contract is or contains a lease at the inception of the contract. A contract will be deemed to be or contain a lease if the contract conveys the right to control and direct the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company generally must also have the right to obtain substantially all of the economic benefits from the use of the property, plant, and equipment.
The Company uses the implicit rate in the lease agreement, when readily available, or its incremental borrowing rate as the basis to calculate the present value of future lease payments at lease commencement. The incremental borrowing rate represents the rate the Company would have to pay to borrow funds on a collateralize basis over a similar term and in a similar economic environment.
In calculating the right-of-use asset and lease liability, the Company elected to combine lease and non-lease components for its real estate leases. The Company adopted the policy election to exclude short-term leases having initial terms of 12 months from the initial recognition provisions of ASC 842. Refer to Note 9-Operating Leases for additional details.
The Company’s implied rental agreements for its consoles qualify as operating leases and as such, revenue is recognized in accordance with ASC 842, Leases and ASC 606, Revenue from Contracts with Customers. Revenue allocated to the lease components were not significant for the three months ended March 31, 2024 and 2023.
Cost of Revenue
Cost of revenue includes raw materials, direct labor, manufacturing overhead, shipping and receiving costs and other less significant indirect costs related to the production of the Company’s products.
Cost of revenue also includes the depreciation expense of Consoles loaned to the customers.
Research and Development
Research and development expenses consist primarily of salaries, consulting fees, and employee-related costs (including stock-based compensation) for personnel directly engaged in research and development activities, clinical trial expenses, equipment costs, material costs, allocated rent and facilities costs, and depreciation. Research and development expenses relating to possible future products are expensed as incurred. The Company also accrues and expenses costs for activities associated with clinical trials performed by third parties as incurred.
Selling, General and Administrative
Selling, general and administrative expenses consist primarily of salaries, and employee-related costs (including stock-based compensation) for personnel in executive, finance and other administrative functions, allocated rent and facilities costs, legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services, marketing costs and insurance costs. The Company expenses all selling, general, and administrative costs as incurred. The incurred transaction costs are recorded in selling, general, and administrative costs.
Accrued Transaction Costs
In connection with the expected Business Combination, the Company accrued transaction costs, consisting primarily of legal, accounting and other professional fees, which were incurred and expensed as of March 31, 2024, but not yet paid. The accrued expenses are recorded in accrued transaction costs on the condensed consolidated balance sheets.

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
Fair Value Measurements
Fair value measurements are based on the premise that fair value is an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the following three-tier fair value hierarchy is used in determining the inputs for measuring fair value:
•	Level 1-Quoted prices in active markets for identical assets or liabilities.
•	Level 2-Observable inputs other than Level 1 prices for similar assets or liabilities that are directly or indirectly observable in the marketplace.
•
Level 3-Unobservable inputs which are supported by little or no market activity and consist of financial instruments valued using pricing models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The use of different assumptions and/or estimation methodologies may have a material effect on estimated fair values. Accordingly, the fair value estimates disclosed, or initial amounts recorded may not be indicative of the amount that the Company or holders of the instruments could realize in a current market exchange. The fair value of the convertible notes payable and warrant liabilities may be impacted by certain unobservable inputs, most significantly with regard to discount rates, expected volatility and historical and projected performance. Significant changes to these inputs in isolation could result in a significantly different fair value measurement.
Fair Value Option for Convertible Notes
As permitted under ASC 825, Financial Instruments (“ASC 825”), the Company elected the fair value option to account for the convertible promissory notes issued in October 2022 (the “October 2022 Convertible Notes”), April 2023 (the “April 2023 Convertible Notes”), November 2023 (the “November 2023 Convertible Notes”), and February 2024 (the “February 2024 Convertible Notes”) in order to measure those liabilities at amounts that more accurately reflect the current economic environment in which the Company operates. The Company recorded the October 2022 Convertible Notes, April 2023 Convertible Notes, November 2023 Convertible Notes, and February 2024 Convertible Notes at fair value at issuance and subsequently remeasures them to fair value at the end of each reporting period. Changes in fair value are recognized as convertible notes fair value adjustment in the condensed consolidated statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the issuance of the October 2022 Convertible Notes, April 2023 Convertible Notes, November 2023 Convertible Notes, and February 2024 Convertible Notes were expensed as incurred (i.e., not recognized as deferred costs). Refer to Note 3-Fair Value Measurements for further detail.
Warrants
The Company accounts for certain common stock warrants outstanding as warrant liabilities at fair value, determined using the Black-Scholes option pricing model, on the condensed consolidated balance sheets in accordance with ASC 815, Derivatives and Hedging (“ASC 815”).
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification are reclassified to a liability at the fair value of the instrument on the reclassification date. Derivative instrument liabilities are classified in the balance sheets as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
Changes in fair value are recognized as warrant liabilities fair value adjustment in the condensed consolidated statements of operations and comprehensive loss. The liability is subject to re-measurement at the end of each reporting period. See Note 8-Warrants for additional information related to the warrants.
Term Loan
The Company accounts for the term loan at residual value on the date of issuance. The expected life of the term loan is the contractual term ending on the maturity date. The Company classifies the term loan as current liabilities within twelve months of the maturity date or when otherwise due. Interest expense is recognized in the condensed consolidated statements of operations and comprehensive loss over the contractual term of the loan. See Note 7-Debt for additional information related to the term loan.
Convertible Preferred Stock
The Company records convertible preferred stock at fair value on the dates of issuance, net of issuance costs. Upon the occurrence of certain events that are outside the Company’s control, including a deemed liquidation event, holders of the convertible preferred stock can cause redemption for cash. Each share of preferred stock would automatically be converted into shares of common stock at the then effective conversion rate immediately upon the earlier of (i) the election of the holders of a majority of the outstanding shares of preferred stock, voting as a separate class on an as-converted to common stock basis, or (ii) the closing of the sale of the Company’s common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended, with aggregate offering proceeds to the Company (before deduction for underwriters’ discounts and expenses relating to the issuance) of at least $75.0 million and a public offering price per share equal to at least $67.83 (subject to adjustments for stock dividends, splits, combinations and similar events).
As the preferred stock is considered to be contingently redeemable, the preferred stock has been classified outside of permanent equity. The preferred stock will be accreted to its redemption value if the deemed liquidation events are considered probable of occurring.
Stock-Based Compensation
The Company recognizes compensation expense for all stock-based awards issued to employees and non-employees based on the estimated grant-date fair value, which is recognized as expense on a straight-line basis over the requisite service period. The Company has elected to recognize forfeitures as they occur. The fair value of stock options is determined using the Black-Scholes option-pricing model. The determination of fair value for stock-based awards on the date of grant using an option-pricing model requires management to make certain assumptions including expected volatility, expected term, risk-free interest rate and expected dividends in addition to the Company’s common stock valuation. Refer to Note 12-Stock-Based Compensation.
Due to the absence of an active market for the Company’s common stock, the Company utilized methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation to estimate the fair value of its common stock. In determining the exercise prices for options granted, the Company considered the fair value of the common stock as of the grant date. The fair value of the common stock is determined based upon a variety of factors, including the Company’s financial position, historical performance and operating results, the Company’s stage of development, the progress of the Company’s research and development programs, the prices at which the Company sold its convertible preferred stock, the superior rights, preferences and privileges of the Company’s convertible preferred stock relative to its common stock, external market conditions affecting the medical technologies industry, the lack of marketability of the Company’s common stock, prospects of a transaction and market performance of peer companies. Significant changes to the key assumptions underlying the factors used could result in different fair values of the Company at each valuation date.
Income Taxes
Income taxes are recorded in accordance with ASC 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the condensed consolidated financial

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
statements. Deferred tax assets and liabilities are determined based on the difference between the condensed consolidated financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse and include Net Operating Loss (“NOL”) carryforwards and Research and Development (“R&D”) tax credit carryforwards. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances.
The Company adopted ASU 2019-12, Simplifying the Accounting for Income Taxes in the first quarter of 2021 and has recorded franchise taxes not based on income outside of income tax expense. The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest and penalties on its condensed consolidated balance sheets and has not recognized interest and/or penalties in the condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2024 and 2023, respectively.
To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits. Refer to Note 14-Income Taxes for additional details.
Note 3 - Fair Value Measurements
The Company’s financial instruments include its money market accounts (included as part of cash and cash equivalents), accounts receivable, accounts payable, common stock warrant liabilities, and convertible notes payables. The recorded carrying amounts of cash and equivalents, accounts receivable and accounts payable approximates fair value due to their short-term nature. The convertible notes and common stock warrant liabilities are carried at fair value.
Assets and liabilities recognized at fair value on a recurring basis in the condensed consolidated balance sheets consists of cash equivalents, common stock warrant liabilities, and convertible notes payables. These items are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The following tables summarize the Company’s financial instruments at fair value based on the fair value hierarchy for each class of instrument (in thousands):
March 31, 2024 (Unaudited)	Level 1	Level 2	Level 3
Assets:
Money market account	$24	$—	$—
Liabilities:
Convertible notes payables	$—	$—	$46,313
Common stock warrant liabilities	$—	$—	$158
December 31, 2023	Level 1	Level 2	Level 3
Assets:
Money market account	$24	$—	$—
Liabilities:
Convertible notes payables	$—	$—	$37,986
Common stock warrant liabilities	$—	$—	$78
There were no transfers made among the three levels in the fair value hierarchy for the three months ended March 31, 2024 and for the year ended December 31, 2023.

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
Convertible promissory notes
On October 27, 2022, the Company entered into a note purchase agreement with investors for the issuance and sale of convertible promissory notes with an aggregate principal amount of $9.5 million at an interest rate of eight percent (8.0%) per annum. On April 4, 2023, November 28, 2023 and February 13, 2024, the October 2022 Convertible Notes were amended. Refer to Note 7-Debt for details.
On April 4, 2023, the Company issued a $5.0 million convertible promissory note that matures upon the termination of the Business Combination Agreement in accordance with its terms. The April 2023 Convertible Notes accrues simple interest at eight percent (8.0%) per annum. Additionally, the Company obtained the right to issue up to $10.0 million in additional convertible promissory notes. On February 13, 2023, November 28, 2023 and February 13, 2024, the April 2023 Convertible Notes were amended. As of March 31, 2024, the total of $15.0 million convertible promissory note has been drawn by the Company. Refer to Note 7-Debt for details.
On November 28, 2023, the Company issued a $2.0 million convertible promissory note that matures upon the termination of the Business Combination Agreement in accordance with its terms. The November 2023 Convertible Notes accrues simple interest at eight percent (8.0%) per annum. Additionally, the Company obtained the right to issue up to $6.0 million in additional convertible promissory notes (“Delayed Draw Commitment”). On December 13, 2023, December 28, 2023, and February 13, 2024, the November 2023 Convertible Notes were amended. As of March 31, 2024, the total of $8.0 million convertible promissory note has been drawn by the Company. Refer to Note 7-Debt for details.
On February 13, 2024, the Company issued a $7.0 million convertible promissory note that matures upon the termination of the Business Combination Agreement in accordance with its terms. The February 2024 Convertible Notes accrues simple interest at eight percent (8.0%) per annum. As of March 31, 2024, the total of $7.0 million convertible promissory note has been drawn by the Company. Refer to Note 7-Debt for details.
The Company measures the October 2022 Convertible Notes, the April 2023 Convertible Notes, the November 2023 Convertible Notes, and the February 2024 Convertible Notes (collectively, “Convertible Notes”) at fair value based on significant inputs not observable in the market, which caused them to be classified as Level 3 measurements within the fair value hierarchy. Changes in the fair value of the Convertible Notes related to updated assumptions and estimates were recognized as convertible notes fair value adjustment within the condensed consolidated statements of operations and comprehensive loss.
In determining the fair value of the Convertible Notes as of March 31, 2024, the Company applied the probability-weighted expected return method (“PWERM”). The PWERM determines the value of an instrument based upon an analysis of future values for the potential instrument payouts under different future outcomes. The instrument value is based upon the present value of the probability of each future outcome becoming available to the instrument holders, and the rights of each security.
The Company calculated the estimated fair value of convertible promissory notes as of March 31, 2024 using the following assumptions:
October 2022 Convertible Notes	March 31, 2024
(Unaudited)
Discount rate	38.7%
Expected Term (years)	0.14
Risk-Free interest rate	5.5%
Volatility	125.0%
April 2023 Convertible Notes	March 31, 2024
(Unaudited)
Discount rate	31.9%
Expected Term (years)	0.14
Risk-Free interest rate	5.5%
Volatility	125.0%

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
November 2023 Convertible Notes	March 31, 2024
(Unaudited)
Discount rate	31.9%
Expected Term (years)	0.14
Risk-Free interest rate	5.5%
Volatility	125.0%
February 2024 Convertible Notes	March 31, 2024
(Unaudited)
Discount rate	31.9%
Expected Term (years)	0.14
Risk-Free interest rate	5.5%
Volatility	125.0%
The following table presents changes in the Level 3 convertible promissory notes measured at fair value for the periods ended March 31, 2024 and December 31, 2023, respectively (in thousands):
Three months ended March 31, 2024 (Unaudited)	October 2022 Convertible Notes	April 2023 Convertible Notes	November 2023 Convertible Notes	February 2024 Convertible Notes
Balance (beginning of period)	$13,469	$15,385	$9,132	$—
Additions	—	—	3,000	7,000
Fair value measurement adjustments	852	339	(3,241)	377
Balance (end of period)	$14,321	$ 15,724	$8,891	$7,377
Year ended December 31, 2023	October 2022 Convertible Notes	April 2023 Convertible Notes	November 2023 Convertible Notes
Balance (beginning of year)	$9,500	$—	$—
Additions	—	15,000	5,000
Fair value measurement adjustments	3,969	385	4,132
Balance (end of year)	$13,469	$15,385	$9,132
Common Stock Warrant Liabilities
The Company measured its common stock warrants at fair value based on significant inputs not observable in the market, which caused them to be classified as Level 3 measurements within the fair value hierarchy. Changes in the fair value of the common stock warrants related to updated assumptions and estimates were recognized as warrant liabilities fair value adjustment within the condensed consolidated statements of operations and comprehensive loss.
The Company calculated the estimated fair value of common stock warrant liabilities as of March 31, 2024, using the following assumptions:
March 31, 2024
(Unaudited)
Expected Volatility	65%-125%
Risk Free rate	4.2%-5.3%
Expected dividend yield	0.0%
Expected term (years)	0.5-8.8

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
The following table presents changes in the Level 3 warrant liabilities measured at fair value for the periods ended March 31, 2024 and December 31, 2023, respectively (in thousands):
Three months ended March 31, 2024 (Unaudited)	Common Stock Warrant Liabilities
Balance (beginning of period)	$78
Additions	—
Fair value measurement adjustments	80
Balance (end of period)	$158
Year ended December 31, 2023	Common Stock Warrant Liabilities
Balance (beginning of year)	$—
Additions	36
Fair value measurement adjustments	42
Balance (end of year)	$78
Note 4 - Inventory, net
Inventory as of March 31, 2024 and December 31, 2023 consists of the following (in thousands):
	March 31, 2024	December 31, 2023
	(Unaudited)
Raw materials	$2,338	$2,211
Work-in-Process	132	197
Finished goods	1,045	914
Total inventory	$3,515	$3,322
Obsolete and expired inventory are expensed as incurred. Inventory is recorded net of obsolescence and manufacturing scrap of $0.2 million and $14.0 thousand for the three months ended March 31, 2024 and 2023, respectively.
Note 5 - Property and Equipment
The Company’s property and equipment, net, as of March 31, 2024 and December 31, 2023 consists of the following (in thousands):
	March 31, 2024	December 31, 2023
	(Unaudited)
Consoles	$1,554	$1,565
Other machinery and equipment	906	772
Leasehold improvements	303	305
Tools and molds	221	221
Computer equipment	191	193
Demo equipment	66	66
Furniture and fixtures	49	49
Construction in process	54	54
Vehicles	39	39
Total property, plant, and equipment	3,383	3,264
Less: accumulated depreciation	(2,083)	(1,777)
Property and equipment, net	$1,300	$1,487

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
Depreciation expense was $0.3 million and $0.1 million for the three months ended March 31, 2024 and 2023, respectively.
Note 6 - Accrued Liabilities
The following table presents details of accrued liabilities as of March 31, 2024 and December 31, 2023 (in thousands):
	March 31, 2024	December 31, 2023
	(Unaudited)
Compensation and related expenses	$2,153	$1,566
Research and development expenses	1,195	1,191
Other	374	291
Total accrued liabilities	$3,722	$3,048
Note 7 - Debt
Outstanding debt as of March 31, 2024 and December 31, 2023 consists of the following (in thousands):
	March 31, 2024	December 31, 2023
	(Unaudited)
October 2022 Convertible Notes measured at fair value	$14,321	$13,469
April 2023 Convertible Notes measured at fair value	15,724	15,385
November 2023 Convertible Notes measured at fair value	8,891	9,132
February 2024 Convertible Notes measured at fair value	7,377	—
SVB term loan	1,414	1,838
Total outstanding debt	$47,727	$39,824
October 2022 Convertible Notes
On October 27, 2022, the Company entered into the October 2022 Convertible Notes with investors for the issuance and sale of convertible promissory notes with an aggregate principal amount of $9.5 million at an interest rate of eight percent (8.0%) per annum.
On April 4, 2023, the October 2022 Convertible Notes, which had an original maturity date of October 27, 2023, were amended to extend the maturity date to the latest of (i) January 5, 2024, (ii) termination of agreements between the Company and ARYA in connection with a non-binding summary of certain proposed terms and conditions of a potential business combination (the “Transaction”), or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above. The October 2022 Convertible Notes agreement was also amended to subordinate the October 2022 Convertible Notes to the April 2023 Convertible Notes (as described below) and provide for the conversion of all principals and accrued interest in respect of all the October 2022 Convertible Notes into shares of Series E Preferred Stock of the Company in connection with the Transaction.
On November 28, 2023, the October 2022 Convertible Notes agreement was further amended to subordinate the October 2022 Convertible Notes to the April 2023 Convertible Notes and the November 2023 Convertible Notes (as described below). In addition, in the event of the consummation of the Transaction, all principal and accrued interest in respect of the October 2022 Convertible Notes shall be converted into shares of the Company’s common stock, when multiplied by the exchange ratio applicable to the Company's common stock in the Transaction, will entitle the holder of this note to receive a number of shares of the same class of common stock that are issued in the Private Investment in Public Equity Financing (“PIPE Financing”) equal to the then outstanding principal amount and any accrued and unpaid interest under this note, divided by 75% of the effective price of each share of common stock sold in the PIPE Financing.

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
In the event of the sale of equity securities in the Company’s next round of equity financing of at least $10.0 million (excluding conversion of the October 2022 Convertible Notes) prior to the maturity date (a “Qualified Financing”), all principal and accrued interest shall be converted into shares or units of the same class or series as are sold in the Qualified Financing.
In the event of the sale of equity securities in the Company’s next round of equity financing prior to the maturity date that is not a Qualified Financing (“Non-Qualified Financing”), the notes will automatically convert into shares or units of the same class or series as are sold in such Non-Qualified Financing.
For the conversion under both Qualified Financing and Non-Qualified Financing, the per share/unit conversion price for such equity securities shall be the lesser of (i) seventy-five percent (75%) of the average per share/unit price in such equity financing and (ii) an amount equal to $146.9 million divided by the number of fully diluted common stock (or unit) equivalents at the time of the Qualified Financing or Non-Qualified Financing. In the event that (i) or (ii) applies, the Company may create a sub-series of the preferred security on identical terms to the security issued in the Qualified Financing or Non-Qualified Financing, except that the aggregate liquidation preference of the sub-series will equal the total principal and accrued interest under the notes at the time of conversion.
In the event there is no subsequent round of financing, the notes would become due and payable in accordance with the terms of the convertible note agreement.
On February 13, 2024, the October 2022 Convertible Notes agreement was further amended to extend the maturity date to the termination of the Business Combination Agreement, and subordinate the October 2022 Convertible Notes to the April 2023 Convertible Notes, the November 2023 Convertible Notes, and February 2024 Convertible Notes (as described below).
The total of $9.5 million principal was received by the Company as of December 31, 2022. As of March 31, 2024 and December 31, 2023, the principal amount outstanding was $9.5 million.
For the three months ended March 31, 2024 and March 31, 2023, the interest expense was $0.2 million and $0.2 million, respectively.
April 2023 Convertible Notes
On April 4, 2023, the Company issued a $5.0 million convertible promissory note that matures on the latest of (i) January 5, 2024, (ii) termination of agreements between the Company and ARYA in connection with a non-binding summary of the Transaction, or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above. The April 2023 Convertible Notes accrues simple interest at eight percent (8.0%) per annum. Additionally, the Company obtained the right to issue up to $10.0 million in additional convertible promissory notes available beginning one month after April 4, 2023 through the occurrence of an ARYA stockholder vote with regard to a transaction. During the period from April 4, 2023 to December 31, 2023, the Company issued the additional $10.0 million.
On November 28, 2023, the April 2023 Convertible Notes were amended to align certain terms of the April 2023 Convertible Notes with the November 2023 Convertible Notes.
In the event of the consummation of the Transaction, this note shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the then-outstanding principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
Upon termination of the Transaction and prior to a Qualified Financing, all of the then-outstanding principal amount of this note and all other notes issued and any accrued and unpaid interest could be converted into an amount of shares of the Company’s Series E Preferred Stock equal to the to be converted principal amount and any accrued and unpaid interest divided by the price per share/unit equal to $24.0 million divided by the Company’s fully-diluted common stock equivalents at the time of the closing date of the conversion, provided that the Company shall cause the shares of Series E Preferred Stock issued upon conversion of this note to bear an aggregate liquidation preference amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
In the event of any sale of a new series or class of preferred equity securities by the Company following the termination of the Transaction with aggregate proceeds of at least $10.0 million (a “Qualified Financing”), the then-outstanding principal amount and any accrued and unpaid interest could be converted into either the Company’s Series E Preferred Stock, or the shares to be issued and sold in the Qualified Financing, in each case in an amount that is equal to (I) the to be converted principal amount and any accrued and unpaid interest divided by (II) the price per share/unit equal to the lesser of (aa) 75% of the per share/unit price in such Qualified Financing and (bb) an amount equal to $24.0 million divided by the number of fully-diluted common stock (or unit) equivalents at the time of the Qualified Financing. In the event that the preferred equity security issued in the Qualified Financing bears a liquidation preference less than 120%, the Company will create a sub-series of such preferred security on identical terms to the security issued in the Qualified Financing, except that the aggregate liquidation preference of such sub-series will be an amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
In the event that the Company liquidates, the Company shall immediately upon the consummation of the change-of-control transaction or the liquidation event and prior to any payment to the equity holders of the Company, pay to the investor an amount equal to the greater of 120% of the sum of (i) the then-outstanding principal amount and all accrued and unpaid interest hereunder plus (ii) all accrued and unpaid dividends owed to the investor or such amount if all then-outstanding principal amount and any accrued and unpaid interest had be converted into common stock.
As of March 31, 2024 and December 31, 2023, the principal amount outstanding was $15.0 million.
For the three months ended March 31, 2024, the interest expense was $0.3 million.
November 2023 Convertible Notes
On November 28, 2023, the Company issued to Perceptive Life Sciences Master Fund, Ltd. (“Perceptive PIPE Investor”) a $2.0 million convertible promissory note that matures on the latest of (i) January 5, 2024, (ii) termination of agreements between the Company and ARYA in connection with a non-binding summary of the Transaction, or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above. The November Convertible Notes accrues simple interest at eight percent (8.0%) per annum. Additionally, the Company obtained the right to issue up to $6.0 million of Delayed Draw Commitment.
In the event of the consummation of the Transaction, this note shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the then-outstanding principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
Upon termination of the Transaction and prior to a Qualified Financing, all of the then-outstanding principal amount of this note and all other notes issued and any accrued and unpaid interest could be converted into an amount of shares of the Company’s Series E Preferred Stock equal to the to be converted principal amount and any accrued and unpaid interest divided by the price per share/unit equal to $24.0 million divided by the Company’s fully-diluted common stock equivalents at the time of the closing date of the conversion, provided that the Company shall cause the shares of Series E Preferred Stock issued upon conversion of this note to bear an aggregate liquidation preference amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
In the event of any sale of a new series or class of preferred equity securities by the Company following the termination of the Transaction with aggregate proceeds of at least $10.0 million (a “Qualified Financing”), the then-outstanding principal amount and any accrued and unpaid interest could be converted into either the Company’s Series E Preferred Stock, or the shares to be issued and sold in the Qualified Financing, in each case in an amount that is equal to (I) the to be converted principal amount and any accrued and unpaid interest divided by (II) the price per share/unit equal to the lesser of (aa) 75% of the per share/unit price in such Qualified Financing and (bb) an amount equal to $24.0 million divided by the number of fully-diluted common stock (or unit) equivalents at the time of the Qualified Financing. In the event that the preferred equity security issued in the Qualified Financing bears a liquidation preference less than 120%, the Company will create a sub-series of such preferred security on identical

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
terms to the security issued in the Qualified Financing, except that the aggregate liquidation preference of such sub-series will be an amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
In December 2023, the November 2023 Convertible Notes were amended to permit the issuance of a Delayed Draw Commitment in the principal amount of $1.0 million and $2.0 million on December 13, 2023 and December 28, 2023, respectively. The combined $3.0 million convertible promissory notes were issued pursuant to the clause and terms in the November 2023 Convertible Notes agreement.
As of March 31, 2024 and December 31, 2023, the principal amount outstanding was $8.0 million and $5.0 million, respectively.
For the three months ended March 31, 2024, the interest expense was $0.1 million.
February 2024 Convertible Notes
On February 13, 2024, the Company issued to Perceptive PIPE Investor a principal of $7.0 million convertible promissory note that matures upon the termination of the Business Combination Agreement in accordance with its terms. The February 2024 Convertible Notes accrues simple interest at eight percent (8.0%) per annum.
In the event of the consummation of the Transaction, effective upon the closing of the Transaction, the February 2024 Convertible Notes will automatically be cancelled (or transferred to New Adagio) in connection with the issuance of New Adagio Convertible Notes (as defined below) to Perceptive PIPE Investor, pursuant to, and in accordance with, the note purchase agreement and the Convertible Security Subscription Agreement (as defined below), dated February 13, 2024, by and among New Adagio, ARYA, the Company and Perceptive PIPE Investor. Any interest accrued on the principal amount will be forfeited in connection with a cancellation (or transfer of the February 2024 Convertible Notes to New Adagio).
Upon termination of the Transaction and prior to a Qualified Financing (as defined below), all of the then-outstanding principal amount of this note and any accrued and unpaid interest could be converted into an amount of shares of the Company’s Series E Preferred Stock equal to the to be converted principal amount and any accrued and unpaid interest divided by the price per share/unit equal to $24.0 million divided by the Company’s fully-diluted common stock equivalents at the time of the closing date of the conversion, provided that the Company shall cause the shares of Series E Preferred Stock issued upon conversion of this note to bear an aggregate liquidation preference amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
In the event of any sale of a new series or class of preferred equity securities by the Company following the termination of the Transaction with aggregate proceeds of at least $10.0 million (excluding conversion of the October 2022 Convertible Notes, the April 2023 Convertible Notes, the November 2023 Convertible Notes, and the February 2024 Convertible Notes) (a “Qualified Financing”), the then-outstanding principal amount and any accrued and unpaid interest could be converted into either the Company’s Series E Preferred Stock, or the shares to be issued and sold in the Qualified Financing, in each case in an amount that is equal to (I) the to be converted principal amount and any accrued and unpaid interest divided by (II) the price per share/unit equal to the lesser of (aa) 75% of the per share/unit price in such Qualified Financing and (bb) an amount equal to $24.0 million divided by the number of fully-diluted common stock (or unit) equivalents at the time of the Qualified Financing. In the event that the preferred equity security issued in the Qualified Financing bears a liquidation preference less than 120%, the Company will create a sub-series of such preferred security on identical terms to the security issued in the Qualified Financing, except that the aggregate liquidation preference of such sub-series will be an amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
As of March 31, 2024, the principal amount outstanding was $7.0 million.
For the three months ended March 31, 2024, the interest expense was $0.1 million.
In connection with the expected Business Combination, certain investors entered a securities purchase agreement, dated February 13, 2024, with ListCo (the “Convertible Security Subscription Agreement”), pursuant to which

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
ListCo will issue on the closing date to the certain investors (“Convert Investors”) $20.0 million of 13% senior secured convertible notes (the “New Adagio Convertible Notes”), which will be convertible into shares of New Adagio common stock, and warrants (the “Convert Warrants”), each of which will be exercisable on a cashless basis or for one share of New Adagio common stock at $24.00 per share, subject to adjustment (the “Base Convert Financing”). The New Adagio Convertible Notes will have a maturity of three years and nine months after the closing and interest will be payable in cash or compound as additional principal outstanding.
On the closing date, the February 2024 Convertible Notes will convert into New Adagio Convertible Notes and Convert Warrants on the same terms as the other Convert Investors executing the Convertible Security Subscription Agreement (the conversion of the 2024 Bridge Financing Note held by the Perceptive PIPE Investor into New Adagio Convertible Notes and Convert Warrants and purchase of New Adagio Convertible Notes and Convert Warrants by the other Convert Investors in the Base Convert Financing, the “Convertible Security Financing”). Subject to ARYA and New Adagio receiving any new financing or commitment for financing, whether in the form of equity, debt or convertible debt, before the closing date, the Perceptive PIPE Investor may request that on the closing date the February 2024 Convertible Notes is repaid with the funds raised in connection with such Additional Financing instead of such 2024 Bridge Financing Note converting into New Adagio Convertible Notes and Convert Warrants. The New Adagio Convertible Notes, the Convert Warrants or any shares of New Adagio common stock issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Perceptive PIPE Investor and the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.
SVB Term Loan
On February 3, 2023, the Company entered into an agreement to obtain an initial term loan advance of $3.0 million and a right to issue a subsequent term loan advance of $2.0 million pursuant to the Loan and Security Agreement (“LSA”) with Silicon Valley Bank (“SVB Term Loan”). The loans mature on January 1, 2025 and the Company must make monthly payments at a floating rate per annum equal to the greater of (1) seven percent (7.0%) and (2) the market prime rate plus one and one half of one percent (1.5%).
In connection with the issuance of the SVB Term Loan, the Company issued liability - classified warrants with a fair value of $28.5 thousand to purchase 32,720 shares of common stock of the Company (“Initial Warrants”), and a contingent right, with a fair value of $7.1 thousand, to obtain an additional 16,360 shares of the common stock (“Additional Warrants”) upon the nonoccurrence of the Interest Only Milestone. The Interest Only Milestone (“Milestone”) refers to a specific condition that is met on or before April 30, 2023. To satisfy this Milestone, the Company must ensure that no event of default has occurred. If this condition is met, the Company must provide SVB (i) the intent for the sale of all capital stock of the Company, or (ii) an executed term sheet for a priced equity financing of at least $40.0 million from the sale of the Company’s capital stock.
The initial recognition of the warrant liabilities and the contingent right resulted in a discount of $35.6 thousand to the SVB Term Loan. The discount is being amortized to interest expense over the term of the LSA.
As of March 31, 2024, the subsequent term loan advance of $2.0 million had not been drawn. As of March 31, 2024 and December 31, 2023, the outstanding principal of SVB Term Loan is $1.4 million and $1.9 million, respectively; and the unamortized debt discount is $14.6 thousand and $19.4 thousand, respectively. For the three months ended March 31, 2024 and 2023, the interest expense was $44.6 thousand and $43.4 thousand.
Note 8 - Warrants
SVB Common Stock Warrant
On February 3, 2023, in conjunction with the LSA, the Company issued Initial Warrants to purchase 32,720 shares of common stock of the Company, and a contingent right to obtain an additional 16,360 shares of the common stock upon the nonoccurrence of the Interest Only Milestone as mentioned above. The Additional Warrants are subject to

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
the same terms as the Initial Warrants (collectively “SVB Warrants”). As of March 31, 2023, the Additional Warrants had not been distributed. All the Additional Warrants were distributed as of June 30, 2023.
The exercise price of the SVB Warrants is $7.97 per share. The warrants are fully exercisable and will expire on February 3, 2033.
Note 9 - Operating Leases
The Company leases distribution and research and development facilities as well as sub-leases office and manufacturing space from third parties and related parties (refer to Note 15-Related Party Transactions) under its operating leases. The leases have expirations ranging from March 2024 to June 2026, some of which include rent escalations or an option to extend the lease for up to three years per renewal. The exercise of lease renewal options is at the sole discretion of the Company. Where leases contain an option to renew, any period beyond the option date is only included as part of the lease term if the Company is reasonably certain to exercise the option.
As of March 31, 2024 and December 31, 2023, the Company does not have any finance or short-term leases and has not entered into leases which have not yet commenced that would entitle the Company to significant rights or create additional obligations during the periods as of March 31, 2024 and December 31, 2023.
The following table summarizes quantitative information of the Company’s operating leases for the three months ended March 31, 2024 and 2023 (in thousands):
Three months ended March 31 (Unaudited)	2024	2023
Operating cash flows paid for operating leases	$45	$44
Weighted average remaining lease term (years)	2.0	2.0
Weighted average discount rate	8.0%	8.0%
Operating lease cost was $47.0 thousand and $47.0 thousand for the three months ended March 31, 2024 and 2023, respectively. The Company did not incur any variable lease cost for the three months ended March 31, 2024 and 2023.
The following table presents the future minimum payments under the non-cancelable operating leases as of March 31, 2024 (in thousands):
Three months ended March 31 (Unaudited)
Nine months ended December 31, 2024	$40
2025	36
2026	18
Total undiscounted future cash flows	94
Less: imputed interest	(7)
Total operating lease liability	$87
Note 10 - Commitments and Contingencies
Litigation
The Company is not currently party to any legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings, if any.
Note 11 - Mezzanine Equity and Stockholders’ Deficit
Authorized Shares
The Company’s Amended and Restated Articles of Incorporation authorize the issuance of two classes of stock designated as common and preferred stock, each having a par value of $0.001 per share. The number of shares

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
authorized as of March 31, 2024 is 11,534,892 consisting of 6,594,946 shares of common stock and 4,939,946 shares of preferred stock, designated as Series A, Series B, Series C, Series D, and Series E preferred stock in the amounts included in the table below.
Convertible Preferred Stock
The Company classifies convertible preferred stock as temporary equity on the accompanying condensed consolidated balance sheets, as all such preferred stock is redeemable either at the option of the holder or upon an event outside the control of the Company. The requirements of a deemed liquidation event, as defined within its amended and restated certificate of incorporation filed in November 2020, are not entirely within the Company’s control. In the event of such a deemed liquidation event, the proceeds from the event are distributed in accordance with the liquidation preferences, provided that the holders of preferred stock have not converted their shares into common stock. The Company records the issuance of preferred stock at the issuance price less related issuance costs. The Company has not adjusted the carrying value of outstanding preferred stock to its liquidation preference because a deemed liquidation event is not probable of occurring as of the end of the reporting period.
The following table summarizes information related to issuance of the Company’s preferred stock at March 31, 2024 and December 31, 2023 (in thousands, except share data):
Preferred Stock Class	Number of Shares Authorized	Shares Issued and Outstanding	Carrying Value(1)	Conversion Price Per Share	Number of Common Stock Equivalent Shares	Liquidation Preference
Series A	270,856	270,856	$2,500	$9.23	270,856	$2,500
Series B	815,730	815,730	10,626	13.04	815,730	10,637
Series C	981,596	981,596	15,988	16.30	981,596	16,000
Series D	992,064	992,064	19,990	20.16	992,064	20,000
Series E	1,879,700	1,879,700	42,365	22.61	1,879,700	42,500
	4,939,946	4,939,946	$91,469		4,939,946	$91,637
(1)	The carrying value reflects the gross proceeds received from the sale of the preferred stock less issuance costs.
The relative rights, terms, privileges, and restrictions granted to or imposed upon preferred stockholders are described below:
Preferred Stock – Dividends
Prior and in preference to any declaration or payment of any dividends to the holders of common stock, the holders of preferred stock shall be entitled to receive dividends out of any assets legally available therefor, at the rate of eight percent (8.0%) of the original issue price per share per annum. The original issue price of Series A, Series B, Series C, Series D, and Series E is $9.23, $13.04, $16.30, $20.16, and $22.61, respectively. The dividends shall not be cumulative.
In the event that the dividend amount declared by the Board of Directors of the Company is insufficient to permit payment of the full aforesaid dividends, such dividends will be paid ratably to each holder of preferred stock in proportion to the dividend amounts to which each holder of preferred stock is entitled. After payment of the full amount of the aforesaid dividends, any additional dividends declared shall be distributed to the holder of common stock and preferred stock in proportion to the number of shares of common stock that would be held by such holder on an as-converted to common stock basis.
No dividends on preferred stock or common stock have been declared by the Board of Directors as of March 31, 2024 and December 31, 2023.

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
Liquidation Preference
In the event of liquidation of the Company, including a merger, acquisition, or sale of all or substantially all the assets of the Company, holders of preferred stock are entitled to receive an amount equal to the original issue price of each share of preferred stock held plus any dividends declared but not yet paid, prior to any distribution of assets or surplus funds of the Company to common stock shareholders. After payment has been made to the holders of the preferred stock of the full amounts to which they are entitled as noted above, the remaining assets would be distributed among the holders of the common stock pro rata based on the number of shares of common stock held by each holder.
If, at the time of liquidation, the assets are insufficient to permit full payment of the liquidation preferences of the series listed in the order above, the assets must be distributed ratably among the holders of the series in proportion to the full preferential amount each such holder is otherwise entitled to receive in respect to such shares.
Voting Rights
So long as the shares of preferred stock that are convertible into at least 1,000,000 shares of common stock (subject to appropriate adjustment in the event of any stock dividends, stock split, combination or other similar recapitalization with respect to the common stock) are issued and outstanding, the holders of preferred stock, voting as a separate class on an as-converted to common stock basis, shall have the right to elect four members of the Board of Directors of the Company. The holders of common stock, voting as a separate class, shall have the right to elect one member of the Board of Directors. The remaining directors shall be elected by the holders of the common stock and the preferred stock, voting together as a single class on an as-converted to common stock basis.
On all other matters, the holders of the preferred stock shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock.
Fractional votes by the holders of preferred stock shall not be permitted and any fractional voting rights shall be rounded to the nearest whole number.
Conversion Rights
Each share of preferred stock shall be convertible, at the option of the holder, into shares of common stock without the payment of any additional consideration. The preferred stock shall be convertible into the number of fully paid and nonassessable shares of common stock which results from dividing the conversion price per share in effect for the preferred stock at the time of conversion into the per share conversion value. The initial per share conversion price of Series A, Series B, Series C, Series D, and Series E is $9.23, $13.04, $16.30, $20.16, and $22.61, respectively. The initial conversion price is subject to adjustment for antidilution provisions, as defined. The per share conversion value of Series A, Series B, Series C, Series D, and Series E is $9.23, $13.04, $16.30, $20.16, and $22.61, respectively.
Each share of preferred stock shall automatically be converted into shares of common stock at the then effective conversion rate immediately upon the earlier of (i) the election of the holders of a majority of the outstanding shares of preferred stock, voting as a separate class on an as-converted to common stock basis, or (ii) the closing of the sale of the Company’s common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended, with aggregate offering proceeds to the Company (before deduction for underwriters’ discounts and expenses relating to the issuance) of at least $75.0 million and a public offering price per share equal to at least $67.83 (subject to adjustments for stock dividends, splits, combinations and similar events).
Protective Provisions
So long as there are at least 1,000,000 shares of preferred stock outstanding, the Company shall not (by merger, reclassification, amendment or otherwise), without first obtaining the approval of the holders of at least seventy percent (70.0%) of the then outstanding shares of preferred stock, voting separately as a class, to, among other things: (i) amend the certificate of incorporation or bylaws; (ii) adversely alter or change the rights, preferences or privileges of the preferred stock; (iii) increase or decrease the aggregate number of authorized shares of any class of the capital stock of the Company.

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
So long as shares of Series E preferred stock that are convertible into at least 500,000 shares of common stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock) are issued and outstanding, the Company shall not directly or indirectly (by merger, reclassification, amendment or otherwise), without first obtaining the approval of the holders of at least a majority of the voting power of the then outstanding shares of Series E preferred stock, voting separately as a class, to, among other things: (i) amend, alter, repeal or waive any provision of the certificate of incorporation or bylaws of the Company in a manner that adversely affects the holders of the Series E preferred stock in a manner different from any other series of preferred stock; (ii) create or authorize the creation of or issue any other security convertible into to exercisable for any equity security having rights, preferences or privileges senior to the Series E preferred stock; (iii) increase or decrease the authorized number of shares of Series E preferred stock.
Common Stock
Each share of common stock is entitled to one vote.
Common stock reserved for future issuance consisted of the following as of March 31, 2024 and December 31, 2023:
	March 31, 2024	December 31, 2023
	Unaudited
Conversion of preferred stock	4,939,946	4,939,946
Stock options issued and outstanding under the 2012 and 2022 Plan	742,759	747,001
Common shares available for future grant under the 2012 and 2022 Plan	31,254	27,012
Common stock reserved for future issuance	5,713,959	5,713,959
Note 12 - Stock-Based Compensation
2012 Stock Incentive Plan
In January 2011, the Board approved the 2012 Stock Incentive Plan (the “2012 Plan”), which permitted grants of Incentive Stock Options (“ISOs”) and Non-statutory Stock Options (“NSOs”) to employees, directors and consultants. The maximum number of shares that can be granted under the 2012 Plan cannot exceed 1,255,000 shares. The 2012 Plan had a maximum 10-year term and as such, terminated in January 2022.
2022 Stock Incentive Plan
In April 2022, the Board approved, in conjunction with the termination of the 2012 Plan, the 2022 Stock Incentive Plan (the “2022 Plan”), permitting ISOs and NSOs to employees, directors and consultants. The maximum number of shares granted under the 2022 Plan cannot exceed 203,855 plus any shares subject to stock options granted under the 2012 Plan that expired or were otherwise terminated without having been exercised in full, were forfeited, or were repurchased by the Company. The 2022 Plan is intended as the successor to and continuation of the 2012 Plan (thereafter both the 2012 and 2022 Plans are referred to as the “Stock Incentive Plan”).
The Stock Incentive Plan provides a means whereby participants may purchase shares of common stock pursuant to ISOs or NSOs and such persons may be granted shares of common stock for consideration consisting of cash and/or past services rendered to or on behalf of the Company. ISOs may only be granted to employees. NSOs and stock purchase rights may be granted to employees and consultants. Generally, options awards only have service conditions that need to be met for the awards to vest, with the exception of grants to two non-employees that had performance obligations that were deemed to be immaterial.
The stock options generally vest over four years and have a ten-year contractual term. The fair value of each employee and non-employee stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. As the Company lacks company-specific historical and implied volatility information required for valuation, the Company estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. Due to the lack of historical exercise history, the expected life term of ISOs that were granted

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
after 2013 was determined using the “simplified method” provided by the Securities and Exchange Commission in Staff Accounting Bulletins Number 107 and 110. The expected life term of NSOs is determined either by using the “simplified method,” or by calculating the time to expiry from the grant date. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant for time periods approximately equal to the expected term of the award. Expected dividend yield is zero as the Company has never paid nor does it expect to pay any cash dividend in the near future.
The following table summarizes stock option activity during the three months ended March 31, 2024:
(Unaudited)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2023	747,001	$6.17	7.45	$72
Forfeited	(4,242)	$4.84
Outstanding, March 31, 2024	742,759	$6.18	7.20	$426
Vested and expected to vest, March 31, 2024	717,727	$6.20	7.16	$413
Vested and exercisable, March 31, 2024	475,366	$6.90	6.54	$289
There were no stock options exercised during the three months ended March 31, 2024. Certain stock option grants under the Stock Incentive Plan allow the recipient to exercise the options prior to the options becoming fully vested. Under the Stock Incentive Plan, the Company retains the right to repurchase common shares that have been issued upon early exercise of options at the original issue price. Cash received for the early exercise of unvested stock options is initially recorded as a liability. At each reporting date, the vested shares are released to equity.
The fair value of awards vested was $93.0 thousand during the three months ended March 31, 2024. As of March 31, 2024, the total unrecognized compensation related to unvested stock option awards granted was $535.9 thousand, which the Company expects to recognize over a weighted-average period of approximately 2.1 years.
Total Stock-Based Compensation
The following table summarizes the total stock-based compensation expense for the stock options expense recorded in the condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2024 and 2023 (in thousands):
Three months ended March 31 (Unaudited)	2024	2023
Selling, general and administrative	$96	$84
Research and development	14	15
Total stock-based compensation	$110	$99
Note 13 - Net Loss Per Common Share
Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per common share excludes the potential impact of the Company’s convertible preferred stock, common stock warrants, and common stock options because the Company's net losses would cause such shares to be anti-dilutive. Therefore, as the Company recorded net losses in the periods presented, basic and diluted net loss per common share are the same.

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods presented (in thousands, except share and per share data):
Three months ended March 31 (Unaudited)	2024	2023
Numerator:
Net loss attributable to common stockholders	$(8,018)	$(9,276)
Denominator:
Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders – basic and diluted	779,908	757,312
Net loss per share attributable to common stockholders – basic and diluted	$(10.28)	$(12.25)
The following potentially dilutive securities were excluded from the computation of diluted net loss per share calculations for the periods presented because the impact of including them would be anti-dilutive:
(Unaudited)	March 31, 2024	March 31, 2023
Convertible preferred stock	4,939,946	4,939,946
Stock options	742,759	609,859
Common stock warrants	49,080	32,720
Total	5,731,785	5,582,525
Note 14 - Income Taxes
The Company accounts for income taxes in accordance with ASC 740. Under the provisions of ASC 740, management is required to evaluate whether a valuation allowance should be established against its deferred tax assets. The Company currently has a full valuation allowance against our deferred tax assets. As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets. For the three months ended March 31, 2024, there was no material change from fiscal year ended December 31, 2023 in the amount of the Company's deferred tax assets that are not considered to be more likely than not to be realized in future years.
For the three months ended March 31, 2024, the effective tax rate for the Company’s operations was 0.0%. The effective tax rate differed from the U.S. federal statutory rate primarily due to state income taxes, losses from the German subsidiary that is subject to different effective tax rates, stock-based compensation, fair value adjustments for convertible notes and warrant liabilities, and a change in the valuation allowance that offset the tax benefit on the current period pre-tax loss.
For the three months ended March 31, 2023, the effective tax rate for the Company’s operations was 0.0%. The effective tax rate differed from the U.S. federal statutory rate primarily due to state income taxes, losses from the German subsidiary that is subject to different effective tax rates, stock-based compensation and a change in the valuation allowance that offset the tax benefit on the current period pre-tax loss.
Note 15 - Related Party Transactions
Shared Services Agreement
During the three months ended March 31, 2024 and 2023, the Company incurred $0.4 million and $0.3 million, respectively, for finance and accounting services and other general and administrative support services (“Shared Services Agreement”) to Fjord Ventures (“Fjord”), a company owned and operated by the Company’s CEO. The transactions are recorded as selling, general and administrative expenses on the condensed consolidated statements of operations and comprehensive loss.

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
Laguna Hills Sublease
In addition to the Shared Services Agreement, the Company also sub-leases approximately 4,992 square feet of office and manufacturing space in Laguna Hills, California from Fjord. During the three months ended March 31, 2024 and 2023, the Company incurred $25.5 thousand and $25.5 thousand of lease expense, respectively, under the sub-lease agreement.
Refer to Note 9-Operating Leases for further detail.
October 2022 Convertible Notes
On October 27, 2022, the Company issued a $0.5 million convertible promissory note to Fjordinvest, LLC (“Fjordinvest”), a company owned and operated by the Company’s CEO. On April 4, 2023, November 28, 2023 and February 13, 2024, the October 2022 Convertible Notes were amended. Refer to Note 7-Debt for additional information regarding the October 2022 Convertible Notes.
Note 16 - Subsequent Events
The Company evaluates subsequent events and transactions that occurred after the balance sheet date up to June 25, 2024, the date the condensed consolidated financial statements are available to be issued. During this period, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.
May 2024 Convertible Notes
On May 21, 2024, the Company issued a $3.0 million convertible promissory note (“May 2024 Convertible Notes”) to Perceptive PIPE Investor that matures upon the termination of the Business Combination Agreement in accordance with its terms. It accrues simple interest at eight percent (8.0%) per annum.
In the event of the consummation of the Transaction, effective upon the closing of the Transaction, the May 2024 Convertible Notes shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the then-outstanding principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
Upon termination of the Transaction and prior to a Qualified Financing (as defined below), all of the then-outstanding principal amount of this note and all other notes issued and any accrued and unpaid interest could be converted into an amount of shares of the Company’s Series E Preferred Stock equal to the to be converted principal amount and any accrued and unpaid interest divided by the price per share/unit equal to $24.0 million divided by the Company’s fully-diluted common stock equivalents at the time of the closing date of the conversion, provided that the Company shall cause the shares of Series E Preferred Stock issued upon conversion of this note to bear an aggregate liquidation preference amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
In the event of any sale of a new series or class of preferred equity securities by the Company following the termination of the Transaction with aggregate proceeds of at least $10.0 million (a “Qualified Financing”), the then-outstanding principal amount and any accrued and unpaid interest could be converted into either the Company’s Series E Preferred Stock, or the shares to be issued and sold in the Qualified Financing, in each case in an amount that is equal to (I) the to be converted principal amount and any accrued and unpaid interest divided by (II) the price per share/unit equal to the lesser of (aa) 75% of the per share/unit price in such Qualified Financing and (bb) an amount equal to $24.0 million divided by the number of fully-diluted common stock (or unit) equivalents at the time of the Qualified Financing. In the event that the preferred equity security issued in the Qualified Financing bears a liquidation preference less than 120%, the Company will create a sub-series of such preferred security on identical terms to the security issued in the Qualified Financing, except that the aggregate liquidation preference of such sub-series will be an amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.

Adagio Medical, Inc.

Unaudited
Notes to Condensed Consolidated Financial Statements
June 2024 Convertible Notes
The Company intends to issue a $2.5 million convertible promissory note to the Perceptive PIPE Investor in June 2024 (“June 2024 Convertible Notes”) that matures upon the termination of the Business Combination Agreement in accordance with its terms. The June 2024 Convertible Notes have not been executed as of the date of this filing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Adagio Medical, Inc.:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Adagio Medical, Inc. as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Adagio Medical, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the entity has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Adagio Medical, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Adagio Medical, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2023.
Whippany, New Jersey
April 18, 2024

Adagio Medical, Inc.

Consolidated Balance Sheets
(in thousands, except share data)
	December 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$1,383	$5,547
Accounts receivable, net	71	—
Inventory, net	3,322	367
Prepaid expenses	232	291
Other current assets	177	527
Total current assets	5,185	6,732
Property and equipment, net	1,487	1,647
Right-of-use assets, net	130	292
Other assets	23	26
Total assets	$6,825	$8,697
Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities
Accounts payable	$3,830	$1,011
Accrued liabilities	3,048	2,157
Operating lease liabilities, current	79	163
Convertible notes payables, current	37,986	9,500
Warrant liabilities	78	—
Term loan, current	1,695	—
Accrued transaction costs	444	—
Other accrued liabilities	1,572	137
Total current liabilities	48,732	12,968
Operating lease liabilities, long-term	52	134
Term loan, long-term	143	—
Other long-term liabilities	8	3
Total liabilities	48,935	13,105

Commitments and contingencies (Note 10)
Convertible preferred stock, $0.001 par value; 4,939,946 shares authorized, issued and outstanding with aggregate liquidation preference of $91,637 as of December 31, 2023 and December 31, 2022	91,469	91,469
Stockholders’ deficit
Common stock, $0.001 par value; 6,594,946 shares authorized as of December 31, 2023 and December 31, 2022; 767,174 shares and 762,762 shares issued as of December 31, 2023 and December 31, 2022, respectively; 779,908 shares and 756,160 shares outstanding as of December 31, 2023 and December 31, 2022, respectively	1	1
Additional paid-in capital	1,608	1,153
Accumulated other comprehensive income	17	28
Accumulated deficit	(135,205)	(97,059)
Total stockholders’ deficit	(133,579)	(95,877)
Total liabilities, convertible preferred stock, and stockholders’ deficit	$6,825	$8,697
The accompanying notes are an integral part of these consolidated financial statements.

Adagio Medical, Inc.

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share data)
Years ended December 31,	2023	2022
Revenue	$300	$189
Cost of revenue and operating expenses:
Cost of revenue	1,306	875
Research and development	15,399	17,855
Selling, general and administrative	11,537	5,372
Total cost of revenue and operating expenses	28,242	24,102
Loss from operations	(27,942)	(23,913)
Other income (expense)
Convertible notes fair value adjustment	(8,486)	—
Warrant liabilities fair value adjustment	(42)	—
Interest expense	(1,659)	(137)
Interest income	3	39
Other (expense) income, net	(20)	338
Total other income (expense)	(10,204)	240
Net loss	(38,146)	(23,673)
Other comprehensive income (loss):
Foreign currency translation adjustment	(11)	24
Comprehensive loss	$(38,157)	$(23,649)

Basic and diluted net loss per common share	$(50.20)	$(31.50)
Basic and diluted weighted average shares outstanding	759,814	751,568
The accompanying notes are an integral part of these consolidated financial statements.

Adagio Medical, Inc.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except share data)
	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2021	4,939,946	$91,469	745,193	$1	763	$(73,386)	$4	$(72,618)
Foreign currency translation adjustment	—	—	—	—	—	—	24	24
Stock option exercises	—	—	10,967	—	25	—	—	25
Stock-based compensation	—	—	—	—	365	—	—	365
Net loss	—	—	—	—	—	(23,673)	—	(23,673)
Balance, December 31, 2022	4,939,946	$91,469	756,160	$1	$1,153	$(97,059)	$28	$(95,877)
Foreign currency translation adjustment	—	—	—	—	—	—	(11)	(11)
Stock option exercises	—	—	23,748	—	13	—	—	13
Stock-based compensation	—	—	—	—	442	—	—	442
Net loss	—	—	—	—	—	(38,146)	—	(38,146)
Balance, December 31, 2023	4,939,946	$91,469	779,908	$1	$1,608	$(135,205)	$17	$(133,579)
The accompanying notes are an integral part of these consolidated financial statements.

Adagio Medical, Inc.

Consolidated Statements of Cash Flows
(in thousands)
Years ended December 31,	2023	2022
Cash flows from operating activities
Net loss	$(38,146)	$(23,673)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	532	495
Non-cash operating lease expense	159	147
Stock-based compensation	442	365
Provision for inventory impairment	25	(76)
Amortization of term loan discount	16	—
Loss on disposal of property and equipment	3	—
Change in fair value of convertible notes payables	8,486	—
Change in fair value of warrant liabilities	42	—
Net change in operating assets and liabilities
Accounts receivable, net	(70)	33
Inventories, net	(2,976)	35
Prepaid expenses and other current assets	410	(320)
Accounts payable	2,821	436
Accrued liabilities	886	157
Accrued transaction costs	444	—
Other accrued liabilities	1,435	137
Operating lease liabilities	(161)	(146)
Other long-term liabilities		(2)
Net cash used in operating activities	(25,652)	(22,412)
Cash flows from investing activities
Purchases of property and equipment	(333)	(492)
Proceeds from sale of property and equipment	—	2
Purchases of software	(7)	(10)
Net cash used in investing activities	(340)	(500)
Cash flows from financing activities
Proceeds from exercise of common stock options	18	25
Proceeds from issuance of convertible notes payables	20,000	9,500
Proceeds from term loan	3,000	—
Repayment of term loan	(1,143)	—
Net cash provided by financing activities	21,875	9,525
Effect of foreign currency translation on cash and cash equivalents	(47)	81
(Decrease) in cash and cash equivalents	(4,164)	(13,306)
Cash and cash equivalents, beginning of year	5,547	18,853
Cash and cash equivalents, end of year	$1,383	$5,547

Supplemental disclosures of cash flow information:
Cash paid for interest	$208	$—
Supplemental schedule of non-cash financing activities:
Amount of term loan proceeds allocated to warrant liabilities	36	—
The accompanying notes are an integral part of these consolidated financial statements.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Note 1 - Organization and Description of Business
Adagio Medical, Inc. and its wholly-owned subsidiary (the “Company”) is a medical technology company focused on the development and commercialization of ablation technologies for the treatment of cardiac arrhythmias, including atrial fibrillation, atrial flutter, and ventricular tachycardia. The Company’s technologies center on ultra-low temperature cryoablation (“ULTC”) and pulsed field cryoablation (“PFCA”), designed to produce durable, contiguous, transmural lesions anywhere in the heart using the Company’s proprietary consoles, catheters, and stylets. The Company received CE Marking in Europe for its iCLAS™ Cryoablation System in June 2020 and has commercially launched in the EU. The Company has not launched commercially in the U.S. but is working towards obtaining the necessary regulatory approvals to do so.
The Company was incorporated in the state of Delaware on January 18, 2011, and is headquartered in Laguna Hills, California. Adagio Medical GmbH was formed in March 2020 and is a wholly-owned subsidiary that provides direct sales, distribution, marketing services, and clinical trial management in Europe.
Liquidity and Going Concern
The Company has limited revenue and has incurred operating losses and negative cash flows from operations since its inception and anticipates that it will continue to do so for at least the next several years. As of December 31, 2023 and 2022, the Company had cash and cash equivalents of $1.4 million and $5.5 million, respectively. For the years ended December 31, 2023 and 2022, net losses were $38.1 million and $23.7 million, respectively, and net cash used in operating activities was $25.7 million and $22.4 million, respectively. As of December 31, 2023 and 2022, the Company had an accumulated deficit of $135.2 million and $97.1 million, respectively, and working capital deficit of $43.5 million and $6.2 million, respectively.
Management does not believe the Company's current cash and cash equivalents are sufficient to fund operations for at least the next 12 months from the issuance date of the consolidated financial statements. Management believes that this raises substantial doubt about the Company’s ability to continue as a going concern.
Management intends to mitigate the conditions and events that raise substantial doubt about its ability to continue as a going concern entity by (i) pursuing a public offering of its common stock or in a business combination (the “SPAC transaction”) with a Special Purpose Acquisition Company (the “SPAC”) to obtain additional capital and align the Company’s long-term operating strategy (refer to Note 16-Subsequent Events for further detail), (ii) negotiate other cash equity or debt financing in the short-term, and (iii) continue to pursue the necessary regulatory approvals to launch commercially in the U.S. market. However, there can be no assurances that the current plans will generate any liquidity to the Company or be available on terms acceptable to the Company.
If the Company is unable to maintain sufficient financial resources, its business, financial condition, and results of operations will be materially and adversely affected. The Company may be required to delay, limit, reduce or terminate its product discovery and development activities or future commercialization efforts. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business.
Strategic Realignment of Resources and Corporate Restructuring
On December 1, 2023, the Company’s management approved a strategic realignment of resources and corporate restructuring (the “RIF”) designed to reallocate capital, conformant to its business focus for the next two years.
As part of the RIF, the Company initiated a reduction in its current workforce of 20 employees, representing approximately 19% of the Company’s employees, which was completed on December 15, 2023. In compliance with the Worker Adjustment and Retraining Notification Act, the Company has provided termination notices to affected employees and government authorities if required.
The Company made no payment for severance or related benefit costs. The Company made no payment of retention bonuses.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”).
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new standard at the time private companies adopt the new or revised standard.
Principles of Consolidation
The consolidated financial statements include the accounts of Adagio Medical, Inc. and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates and Assumptions
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates.
Segments
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates as one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.
Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less from the date of purchase, including its money market account, to be cash equivalents. All of the Company’s cash equivalents have liquid markets. Cash deposits held in accounts at each United States financial institution are insured up to $0.25 million by the Federal Deposit Insurance Corporation (“FDIC”). Cash deposits held in accounts at each European Union financial institution are insured up to €0.1 million by the Deposit Guarantee Scheme. The Company

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
maintains its cash in bank deposit accounts that, at times, may exceed FDIC insured limits. Any loss incurred or lack of access to uninsured funds could have a significant adverse impact on the Company's financial condition, results of operations and cash flows. Management does not expect any losses on such accounts.
Concentrations of Credit Risk and Off-Balance Sheet Risk
Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents. The Company deposits its cash and cash equivalents with major financial institutions; however, at times, deposits may exceed the amount of insurance provided. The Company has not experienced any losses on its deposits since inception.
On March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which immediately appointed the FDIC as receiver. SVB held $0.5 million of the Company’s cash and cash equivalents as of December 31, 2023. The Company’s full exposure was ultimately covered by the FDIC and no loss was incurred.
Revenue Recognition
The Company generates product revenue primarily from the sale of cryoablation catheters, stylets, esophageal warming balloons, and other accessories (collectively, the “Consumables”) used with the Company’s cryoablation consoles (“Consoles”). The Company sells its products directly to hospitals and medical centers. To a lesser extent, the Company also generates lease revenue from the implied rental of Consoles loaned to customers at no charge.
The Company accounts for revenue earned from contracts with customers under ASC 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of ASC 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company recognizes revenue from sales to customers applying the following five steps:
•	Step 1: Identify the contract with the customer.
•	Step 2: Identify the performance obligations in the contract.
•	Step 3: Determine the transaction price.
•	Step 4: Allocate the transaction price to the performance obligations in the contract.
•	Step 5: Recognize revenue when, or as, the company satisfies a performance obligation.
The Company’s customer contracts generally have performance obligations that contain deliverables consisting of the Consumables and may also include Consoles loaned to customers. The Company evaluates each promise within a multiple-performance obligation arrangement to determine whether it represents a distinct performance obligation. The primary performance obligations in the Company’s customer arrangements from which it derives revenue is the sale of the Consumables.
When the Company loans the Console to the customer, it retains title to the Console at all times and does not require minimum purchase commitments from the customer related to any Consumables. In such cases, the Company invoices the customer for the Consumables based on customer orders received. Over time, the Company expects to recover the cost of the loaned Console through the customer’s continued purchasing and use of additional Consumables. For these reasons, the Company has determined that part of the arrangement consideration for the Consumables is an implied rental payment for use of the Console. Therefore, the Company allocates the arrangement consideration between the lease components (i.e., the Console) and non-lease components (i.e., the Consumables) based on the relative estimated standalone selling price of each distinct performance obligation consistent with ASC 842, Leases and ASC 606. Revenue allocated to the lease components was not material for the years ended December 31, 2023 and 2022.
Revenue from sales to customers of the Consumables is classified as revenue in the Company's consolidated statements of operations and comprehensive loss. The delivery of the Consumables are performance obligations

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
satisfied at a point in time, when the control of the goods is transferred to the customer (i.e., FOB Shipping Point). Revenue is recognized when control is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for the product.
Other Revenue Considerations
Revenue is reported net of sales tax. The Company has made the accounting policy election not to recognize a separate performance obligation for the shipment of products to the customer but to account for it as fulfillment cost.
The Company’s contracts primarily include fixed consideration. The Company only includes estimated variable amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Customers are generally required to pay within 30 days.
Any incremental costs to obtain contracts are recorded as selling, general and administrative expense as incurred due to the short duration of the Company’s contracts.
The Company does not assess whether promised goods or services are performance obligations if they are deemed immaterial in the context of the contract with the customer. Additionally, the Company does not assess whether a contract has a significant financing component if the expectation at contract inception is that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.
For the years ended December 31, 2023 and 2022, revenue was generated only from European markets.
Inventory
Inventory consists of raw materials, work-in-process, and finished products and is valued at the lower of cost or net realizable value. The method by which that amounts are removed from the inventory is first-in first-out (“FIFO”). Cost may include materials, labor, and manufacturing overhead. The carrying value of inventory is reviewed for potential impairment whenever indicators suggest that the cost of inventory exceeds the carrying value and management adjusts the inventory to its net realizable value. The Company also periodically evaluates inventory for estimated losses from excess quantities and obsolescence and writes down the cost of inventory to net realizable value at the time such determinations are made. Net realizable value is determined using the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose. Inventory used in research & development activities are expensed when incurred.
Property and Equipment
Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets, generally three to five years, or, in the case of leasehold improvements, over the remaining life of the lease term. Specifically, Consoles have a five-year useful life.
Property and equipment includes equipment that is loaned to customers and located at customer premises. The Company retains ownership of the equipment held for evaluation by customers and has the right to remove the equipment if it is not being utilized according to expectations.
Concentrations
The Company had three suppliers exceed 10.0% of total accounts payable as of December 31, 2023, representing 71.6% of accounts payable. As of December 31, 2022, the Company had one supplier exceed 10.0% of total accounts payable, representing 17.1% of accounts payable.
The Company’s five and ten largest suppliers accounted for approximately 45.0% and 54.3%, respectively, of the Company’s expenditures for the year ended December 31, 2023. The Company’s five and ten largest suppliers accounted for approximately 23.0% and 31.8%, respectively, of the Company’s expenditures for the year ended December 31, 2022.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Impairment of Long-Lived Assets
The Company reviews long-lived assets, including property and equipment and finite-lived intangible assets, for impairment annually or whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss is recognized when the asset’s carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value. For the years ended December 31, 2023 and 2022, the Company determined that there was no impairment of long-lived assets.
Foreign Currency Translation and Transactions
The assets, liabilities, and results of operations of Adagio Medical GmbH are recorded using the Euro as the designated functional currency, which is the currency of the primary economic environment in which Adagio Medical GmbH operates. Consequently, transactions in currencies other than Euro are measured and recorded in Euro. Upon consolidation with the Company, its assets and liabilities are translated to U.S. Dollars at currency exchange rates as of the balance sheet date and its revenues and expenses are translated at the weighted-average currency exchange rates during the applicable reporting periods. Translation adjustments resulting from the process of translating this entity’s financial statements are reported in accumulated other comprehensive income (loss) in the consolidated balance sheets and foreign currency translation adjustment in the consolidated statements of operations and comprehensive loss.
Leases
The Company accounts for its lease property under ASC 842. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheets as both a right-of-use asset and a lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate, which is the rate for collateralized borrowings based on the current economic environment, current borrowings, value of leases, currency in which the lease obligation is satisfied, rate sensitivity, lease term and materiality. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset results in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.
The Company determines whether a contract is or contains a lease at the inception of the contract. A contract will be deemed to be or contain a lease if the contract conveys the right to control and direct the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company generally must also have the right to obtain substantially all of the economic benefits from the use of the property, plant, and equipment.
The Company uses the implicit rate in the lease agreement, when readily available, or its incremental borrowing rate as the basis to calculate the present value of future lease payments at lease commencement. The incremental borrowing rate represents the rate the Company would have to pay to borrow funds on a collateralize basis over a similar term and in a similar economic environment.
In calculating the right-of-use asset and lease liability, the Company elected to combine lease and non-lease components for its real estate leases. The Company adopted the policy election to exclude short-term leases having initial terms of 12 months from the initial recognition provisions of ASC 842. Refer to Note 9-Operating Leases for additional details.
The Company’s implied rental agreements for its consoles qualify as operating leases and as such, revenue is recognized in accordance with ASC 842, Leases and ASC 606, Revenue from Contracts with Customers. Revenue allocated to the lease components were not significant for the years ended December 31, 2023 and 2022.
Cost of Revenue
Cost of revenue includes raw materials, direct labor, manufacturing overhead, shipping and receiving costs and other less significant indirect costs related to the production of the Company’s products.
Cost of revenue also includes the depreciation expense of Consoles loaned to the customers.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Research and Development
Research and development expenses consist primarily of salaries, consulting fees, and employee-related costs (including stock-based compensation) for personnel directly engaged in research and development activities, clinical trial expenses, equipment costs, material costs, allocated rent and facilities costs, and depreciation. Research and development expenses relating to possible future products are expensed as incurred. The Company also accrues and expenses costs for activities associated with clinical trials performed by third parties as incurred.
Selling, General and Administrative
Selling, general and administrative consist primarily of salaries, and employee-related costs (including stock-based compensation) for personnel in executive, finance and other administrative functions, allocated rent and facilities costs, legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services, marketing costs and insurance costs. The Company expenses all selling, general, and administrative costs as incurred.
Accrued Transaction Costs
In connection with the expected Transaction (as defined in Note 7-Debt), the Company accrued transaction costs, consisting primarily of legal, accounting and other professional fees, which was incurred and expensed as of December 31, 2023, but not yet paid. The accrued expenses are recorded in accrued transaction costs on the consolidated balance sheets.
Fair Value Measurements
Fair value measurements are based on the premise that fair value is an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the following three-tier fair value hierarchy is used in determining the inputs for measuring fair value:
•	Level 1-Quoted prices in active markets for identical assets or liabilities.
•	Level 2-Observable inputs other than Level 1 prices for similar assets or liabilities that are directly or indirectly observable in the marketplace.
•
Level 3-Unobservable inputs which are supported by little or no market activity and consist of financial instruments valued using pricing models, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The use of different assumptions and/or estimation methodologies may have a material effect on estimated fair values. Accordingly, the fair value estimates disclosed, or initial amounts recorded may not be indicative of the amount that the Company or holders of the instruments could realize in a current market exchange. The fair value of the convertible notes payable may be impacted by certain unobservable inputs, most significantly with regard to discount rates, expected volatility and historical and projected performance. Significant changes to these inputs in isolation could result in a significantly different fair value measurement.
Fair Value Option for Convertible Notes
As permitted under ASC 825, Financial Instruments (“ASC 825”), the Company elected the fair value option to account for the convertible promissory notes issued in October 2022 (the “October 2022 Convertible Notes”), April 2023 (the “April 2023 Convertible Notes”), and November 2023 (the “November 2023 Convertible Notes”) in order to measure those liabilities at amounts that more accurately reflect the current economic environment in which the Company operates. The Company recorded the October 2022 Convertible Notes, April 2023 Convertible

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Notes, and November 2023 Convertible Notes at fair value at issuance and subsequently remeasures them to fair value at the end of each reporting period. Changes in fair value are recognized as convertible notes fair value adjustment in the consolidated statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the issuance of the October 2022 Convertible Notes, April 2023 Convertible Notes, and November 2023 Convertible Notes were expensed as incurred (i.e., not recognized as deferred costs). Refer to Note 3-Fair Value Measurements for further detail.
Warrants
The Company accounts for certain common stock warrants outstanding as warrant liabilities at fair value, determined using the Black-Scholes option pricing model, on the consolidated balance sheets in accordance with ASC 815, Derivatives and Hedging (“ASC 815”).
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification are reclassified to a liability at the fair value of the instrument on the reclassification date. Derivative instrument liabilities are classified in the balance sheets as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.
Changes in fair value are recognized as warrant liabilities fair value adjustment in the consolidated statements of operations and comprehensive loss. The liability is subject to re-measurement at the end of each reporting period. See Note 8-Warrants for additional information related to the warrants.
Term Loan
The Company accounts for the term loan at residual value on the date of issuance. The expected life of the term loan is the contractual term ending on the maturity date. The Company classifies the term loan as current liabilities within twelve months of the maturity date or when otherwise due. Interest expense is recognized in the consolidated statements of operations and comprehensive loss over the contractual term of the loan. See Note 7-Debt for additional information related to the term loan.
Convertible Preferred Stock
The Company records convertible preferred stock at fair value on the dates of issuance, net of issuance costs. Upon the occurrence of certain events that are outside the Company’s control, including a deemed liquidation event, holders of the convertible preferred stock can cause redemption for cash. Each share of preferred stock would automatically be converted into shares of common stock at the then effective conversion rate immediately upon the earlier of (i) the election of the holders of a majority of the outstanding shares of preferred stock, voting as a separate class on an as-converted to common stock basis, or (ii) the closing of the sale of the Company’s common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended, with aggregate offering proceeds to the Company (before deduction for underwriters’ discounts and expenses relating to the issuance) of at least $75.0 million and a public offering price per share equal to at least $67.83 (subject to adjustments for stock dividends, splits, combinations and similar events).
As the preferred stock is considered to be contingently redeemable, the preferred stock has been classified outside of permanent equity. The preferred stock will be accreted to its redemption value if the deemed liquidation events are considered probable of occurring.
Stock-Based Compensation
The Company recognizes compensation expense for all stock-based awards issued to employees and non-employees based on the estimated grant-date fair value, which is recognized as expense on a straight-line basis over the requisite service period. The Company has elected to recognize forfeitures as they occur. The fair value of stock options is

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
determined using the Black-Scholes option-pricing model. The determination of fair value for stock-based awards on the date of grant using an option-pricing model requires management to make certain assumptions including expected volatility, expected term, risk-free interest rate and expected dividends in addition to the Company’s common stock valuation. Refer to Note 12-Stock-Based Compensation.
Due to the absence of an active market for the Company’s common stock, the Company utilized methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation to estimate the fair value of its common stock. In determining the exercise prices for options granted, the Company considered the fair value of the common stock as of the grant date. The fair value of the common stock is determined based upon a variety of factors, including the Company’s financial position, historical performance and operating results, the Company’s stage of development, the progress of the Company’s research and development programs, the prices at which the Company sold its convertible preferred stock, the superior rights, preferences and privileges of the Company’s convertible preferred stock relative to its common stock, external market conditions affecting the medical technologies industry, the lack of marketability of the Company’s common stock, prospects of a transaction and market performance of peer companies. Significant changes to the key assumptions underlying the factors used could result in different fair values of the Company at each valuation date.
Income Taxes
Income taxes are recorded in accordance with ASC 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse and include Net Operating Loss (“NOL”) carryforwards and Research and Development (“R&D”) tax credit carryforwards. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances.
The Company adopted ASU 2019-12, Simplifying the Accounting for Income Taxes in the first quarter of 2021 and has recorded franchise taxes not based on income outside of income tax expense. The Company’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest and penalties on its consolidated balance sheets and has not recognized interest and/or penalties in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2023 and 2022, respectively.
To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits. Refer to Note 14-Income Taxes for additional details.
Recently Adopted Accounting Pronouncements
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) (“ASU l2016-13”). ASU 2016-13 sets forth a “current expected credit loss” model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost, available-for-sale debt securities and applies to certain off-balance sheet credit exposures. ASU 2016-13 is effective for smaller reporting companies in 2023. The Company adopted the guidance on January 1, 2023, with no material impact on the consolidated financial statements.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Note 3 - Fair Value Measurements
The Company’s financial instruments include its money market accounts (included as part of cash and cash equivalents), accounts receivable, accounts payable, common stock warrant liabilities, and convertible notes payables. The recorded carrying amounts of cash and equivalents, accounts receivable and accounts payable approximates fair value due to their short-term nature. The convertible notes and common stock warrant liabilities are carried at fair value.
Assets and liabilities recognized at fair value on a recurring basis in the consolidated balance sheets consists of cash equivalents, common stock warrant liabilities, and convertible notes payables. These items are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The following tables summarize the Company’s financial instruments at fair value based on the fair value hierarchy for each class of instrument (in thousands):
December 31, 2023	Level 1	Level 2	Level 3
Assets:
Money market account	$24	$—	$—
Liabilities:
Convertible notes payables	$—	$—	$37,986
Common stock warrant liabilities	$—	$—	$78
December 31, 2022	Level 1	Level 2	Level 3
Assets:
Money market account	$90	$—	$—
Liabilities:
Convertible notes payables	$—	$—	$9,500
There were no transfers made among the three levels in the fair value hierarchy for the years ended December 31, 2023 and 2022.
Convertible promissory notes
On October 27, 2022, the Company entered into a note purchase agreement with investors for the issuance and sale of convertible promissory notes with an aggregate principal amount of $9.5 million at an interest rate of eight percent (8.0%) per annum. On April 4, 2023 and November 28, 2023, the October 2022 Convertible Notes were amended. Refer to Note 7-Debt for details.
On April 4, 2023, the Company issued a $5.0 million convertible promissory note that matures on the later of January 5, 2024, or the occurrence of certain events. The April 2023 Convertible Notes accrues simple interest at eight percent (8.0%) per annum. Additionally, the Company obtained the right to issue up to $10.0 million in additional convertible promissory notes available beginning one month after April 4, 2023 through the occurrence of an ARYA stockholder vote with regard to a transaction. On November 28, 2023, the April 2023 Convertible Notes were amended. Refer to Note 7-Debt for details.
On November 28, 2023, the Company issued a $2.0 million convertible promissory note that matures on the later of January 5, 2024, or the occurrence of certain events. The November 2023 Convertible Notes accrues simple interest at eight percent (8.0%) per annum. Additionally, the Company obtained the right to issue up to $6.0 million in additional convertible promissory notes (“Delayed Draw Commitment”) available beginning one month after November 28, 2023 through the occurrence of an ARYA stockholder vote with regard to a transaction. On December 13, 2023 and December 28, 2023, the November 2023 Convertible Notes were amended. Refer to Note 7-Debt for details.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
The Company measures the October 2022 Convertible Notes, April 2023 Convertible Notes, and November 2023 Convertible Notes (collectively, “Convertible Notes”) at fair value based on significant inputs not observable in the market, which caused them to be classified as Level 3 measurements within the fair value hierarchy. Changes in the fair value of the Convertible Notes related to updated assumptions and estimates were recognized as convertible notes fair value adjustment within the consolidated statements of operations and comprehensive loss.
In determining the fair value of the Convertible Notes as of December 31, 2023, the Company applied the probability-weighted expected return method (“PWERM”). The PWERM determines the value of an instrument based upon an analysis of future values for the potential instrument payouts under different future outcomes. The instrument value is based upon the present value of the probability of each future outcome becoming available to the instrument holders, and the rights of each security.
The Company calculated the estimated fair value of convertible promissory notes as of December 31, 2023 using the following assumptions:
October 2022 Convertible Notes	December 31, 2023
Discount rate	36.8%
Expected Term (years)	0.33
Risk-Free interest rate	5.4%
Volatility	110.0%
April 2023 Convertible Notes	December 31, 2023
Discount rate	30.6%
Expected Term (years)	0.33
Risk-Free interest rate	5.4%
Volatility	110.0%
November 2023 Convertible Notes	December 31, 2023
Discount rate	30.6%
Expected Term (years)	0.33
Risk-Free interest rate	5.4%
Volatility	110.0%
The following table presents changes in the Level 3 convertible promissory notes measured at fair value for the years ended December 31, 2023 and 2022, respectively (in thousands):
Year ended December 31, 2023	October 2022 Convertible Notes	April 2023 Convertible Notes	November 2023 Convertible Notes
Balance (beginning of year)	$9,500	$—	$—
Additions	—	15,000	5,000
Fair value measurement adjustments	3,969	385	4,132
Balance (end of year)	$13,469	$15,385	$9,132
Year ended December 31, 2022	October 2022 Convertible Notes
Balance (beginning of year)	$—
Additions	9,500
Fair value measurement adjustments	—
Balance (end of year)	$9,500

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Common Stock Warrant Liabilities
The Company measured its common stock warrants at fair value based on significant inputs not observable in the market, which caused them to be classified as Level 3 measurements within the fair value hierarchy. Changes in the fair value of the common stock warrants related to updated assumptions and estimates were recognized as warrant liabilities fair value adjustment within the consolidated statements of operations and comprehensive loss.
The Company calculated the estimated fair value of common stock warrant liabilities as of December 31, 2023, using the following assumptions:
December 31, 2023
Expected Volatility	60%-110%
Risk Free rate	3.8%-5.0%
Expected dividend yield	0.0%
Expected term (years)	0.8-9.1
Year ended December 31, 2023	Common Stock Warrant Liabilities
Balance (beginning of year)	$—
Additions	36
Fair value measurement adjustments	42
Balance (end of year)	$78
Note 4 - Inventory, net
Inventory as of December 31, 2023 and 2022 consists of the following (in thousands):
	December 31, 2023	December 31, 2022
Raw materials	$2,211	$—
Work-in-Process	197	—
Finished goods	914	367
Total inventory	$3,322	$367
The raw materials are recorded of $2.2 million and nil, work-in-process of $0.2 million and nil, and finished goods of $0.9 million and $0.4 million, for the years ended December 31, 2023 and 2022, respectively. Obsolete and expired inventory are expensed as incurred. Inventory is recorded net of obsolescence and manufacturing scrap of $93.6 thousand and $0.3 million for the years ended December 31, 2023 and 2022, respectively. The Company currently has no work in process.
Note 5 - Property and Equipment
The Company’s property and equipment, net, as of December 31, 2023 and 2022 consisted of the following (in thousands):
	December 31, 2023	December 31, 2022
Consoles	$1,565	$1,266
Other machinery and equipment	772	731
Leasehold improvements	305	303
Tools and molds	221	221
Computer equipment	193	154
Demo equipment	66	66
Furniture and fixtures	49	53

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
	December 31, 2023	December 31, 2022
Construction in process	54	54
Vehicles	39	39
Total property, plant, and equipment	3,264	2,887
Less: accumulated depreciation	(1,777)	(1,240)
Property and equipment, net	$1,487	$1,647
Depreciation expense was $0.5 million and $0.5 million for the years ended December 31, 2023 and 2022, respectively.
Note 6 - Accrued Liabilities
The following table presents details of accrued liabilities as of December 31, 2023 and 2022 (in thousands):
	December 31, 2023	December 31, 2022
Compensation and related expenses	$1,566	$1,229
Research and development expenses	1,191	846
Other	291	82
Total accrued liabilities	$3,048	$2,157
Note 7 - Debt
Outstanding debt as of December 31, 2023 and 2022 consists of the following (in thousands):
	December 31, 2023	December 31, 2022
October 2022 Convertible Notes measured at fair value	$13,469	$9,500
April 2023 Convertible Notes measured at fair value	15,385	—
November 2023 Convertible Notes measured at fair value	9,132	—
SVB term loan	1,838	—
Total Outstanding Debt	$39,824	$9,500
October 2022 Convertible Notes
On October 27, 2022, the Company entered into the October 2022 Convertible Notes with investors for the issuance and sale of convertible promissory notes with an aggregate principal amount of $9.5 million at an interest rate of eight percent (8.0%) per annum.
On April 4, 2023, the October 2022 Convertible Notes, which had an original maturity date of October 27, 2023, were subsequently amended to extend the maturity date to the latest of (i) January 5, 2024, (ii) termination of agreements between the Company and ARYA Sciences Acquisition Corp IV (“ARYA”) in connection with a non-binding summary of certain proposed terms and conditions of a potential business combination (the “Transaction”), or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above.
The October 2022 Convertible Notes agreement was also amended to subordinate the October 2022 Convertible Notes to the April 2023 Convertible Notes (as described below) and provide for the conversion of all principal and accrued interest in respect of all the October 2022 Convertible Notes into shares of Series E Preferred Stock of the Company in connection with the Transaction.
In the event of the consummation of the Transaction, all principal and accrued interest in respect of the October 2022 Convertible Notes shall be converted into the type of securities that are issued in the Private Investment in Public Equity Financing (“PIPE Financing”) in an amount equal to the then-outstanding principal amount and any accrued and unpaid interest under the October 2022 Convertible Notes, divided by seventy-five percent (75%) of the effective price of the securities sold in the PIPE Financing.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
In the event of the sale of equity securities in the Company’s next round of equity financing of at least $10.0 million (excluding conversion of the October 2022 Convertible Notes) prior to the maturity date (a “Qualified Financing”), all principal and accrued interest shall be converted into shares or units of the same class or series as are sold in the Qualified Financing.
In the event of the sale of equity securities in the Company’s next round of equity financing prior to the maturity date that is not a Qualified Financing (“Non-Qualified Financing”), the notes will automatically convert into shares or units of the same class or series as are sold in such Non-Qualified Financing.
For the conversion under both Qualified Financing and Non-Qualified Financing, the per share/unit conversion price for such equity securities shall be the lesser of (i) seventy-five percent (75%) of the average per share/unit price in such equity financing and (ii) an amount equal to $146.9 million divided by the number of fully diluted common stock (or unit) equivalents at the time of the Qualified Financing or Non-Qualified Financing. In the event that (i) or (ii) applies, the Company may create a sub-series of the preferred security on identical terms to the security issued in the Qualified Financing or Non-Qualified Financing, except that the aggregate liquidation preference of the sub-series will equal the total principal and accrued interest under the notes at the time of conversion.
In the event there is no subsequent round of financing, the notes would become due and payable.
On November 28, 2023, the October 2022 Convertible Notes agreement was further amended to subordinate the October 2022 Convertible Notes to the November 2023 Convertible Notes (as described below). In addition, in the event of the consummation of the Transaction, all principal and accrued interest in respect of the October 2022 Convertible Notes shall be converted into shares of the Company’s common stock, when multiplied by the exchange ratio applicable to the Company's common stock in the Transaction, will entitle the holder of this note to receive a number of shares of the same class of common stock that are issued in the PIPE Financing equal to the then outstanding principal amount and any accrued and unpaid interest under this note, divided by 75% of the effective price of each share of common stock sold in the PIPE Financing.
For the years ended December 31, 2023 and 2022, the interest expense was $0.8 million and $0.1 million, respectively.
April 2023 Convertible Notes
On April 4, 2023, the Company issued a $5.0 million convertible promissory note that matures on the latest of (i) January 5, 2024, (ii) termination of agreements between the Company and ARYA in connection with a non-binding summary of the Transaction, or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above. The April 2023 Convertible Notes accrues simple interest at eight percent (8.0%) per annum. Additionally, the Company obtained the right to issue up to $10.0 million in additional convertible promissory notes available beginning one month after April 4, 2023 through the occurrence of an ARYA stockholder vote with regard to a transaction. During the period from April 4, 2023 to December 31, 2023, the Company issued an additional $10.0 million.
In the event of the consummation of the Transaction, this note shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the then-outstanding principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
In the event of any sale of a new series or class of preferred equity securities by the Company following the termination of the Transaction with aggregate proceeds of at least $10.0 million (a “Qualified Financing”), the then-outstanding principal amount and any accrued and unpaid interest could be converted into either the Company’s Series E Preferred Stock, or the shares to be issued and sold in the Qualified Financing, in each case in an amount that is equal to (I) the to be converted principal amount and any accrued and unpaid interest divided by (II) the price per share/unit equal to the lesser of (aa) 75% of the per share/unit price in such Qualified Financing and (bb) an amount equal to $146.9 million divided by the number of fully-diluted common stock (or unit) equivalents at the time of the Qualified Financing. In the event that the preferred equity security issued in the Qualified Financing bears a

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
liquidation preference less than 120%, the Company will create a sub-series of such preferred security on identical terms to the security issued in the Qualified Financing, except that the aggregate liquidation preference of such sub-series will be an amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
Upon termination of the Transaction and prior to a Qualified Financing, all of the then-outstanding principal amount of this note and all other notes issued and any accrued and unpaid interest could be converted into an amount of shares of the Company’s Series E Preferred Stock equal to the to be converted principal amount and any accrued and unpaid interest divided by the price per share/unit equal to $146.9 million divided by the Company’s fully-diluted common stock equivalents at the time of the closing date of the conversion, provided that the Company shall cause the shares of Series E Preferred Stock issued upon conversion of this note to bear an aggregate liquidation preference amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
In the event that the Company liquidates, the Company shall immediately upon the consummation of the change-of-control transaction or the liquidation event and prior to any payment to the equity holders of the Company, pay to the Investor an amount equal to the greater of 120% of the sum of (i) the then-outstanding principal amount and all accrued and unpaid interest hereunder plus (ii) all accrued and unpaid dividends owed to the investor or such amount if all then-outstanding principal amount and any accrued and unpaid interest had be converted into common stock.
On November 28, 2023, the April 2023 Convertible Notes, were amended to align certain terms of the April 2023 Convertible Notes to the November 2023 Convertible Notes.
In the event of any sale of a new series or class of preferred equity securities by the Company following the termination of the Transaction with aggregate proceeds of at least $10.0 million (a “Qualified Financing”), the then-outstanding principal amount and any accrued and unpaid interest could be converted into either the Company’s Series E Preferred Stock, or the shares to be issued and sold in the Qualified Financing, in each case in an amount that is equal to (I) the to be converted principal amount and any accrued and unpaid interest divided by (II) the price per share/unit equal to the lesser of (aa) 75% of the per share/unit price in such Qualified Financing and (bb) an amount equal to $24.0 million divided by the number of fully-diluted common stock (or unit) equivalents at the time of the Qualified Financing. In the event that the preferred equity security issued in the Qualified Financing bears a liquidation preference less than 120%, the Company will create a sub-series of such preferred security on identical terms to the security issued in the Qualified Financing, except that the aggregate liquidation preference of such sub-series will be an amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
Upon termination of the Transaction and prior to a Qualified Financing, all of the then-outstanding principal amount of this note and all other notes issued and any accrued and unpaid interest could be converted into an amount of shares of the Company’s Series E Preferred Stock equal to the to be converted principal amount and any accrued and unpaid interest divided by the price per share/unit equal to $24.0 million divided by the Company’s fully-diluted common stock equivalents at the time of the closing date of the conversion, provided that the Company shall cause the shares of Series E Preferred Stock issued upon conversion of this note to bear an aggregate liquidation preference amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
For the year ended December 31, 2023, the interest expense was $0.6 million.
November 2023 Convertible Notes
On November 28, 2023, the Company issued to Perceptive Life Sciences Master Fund, Ltd. (“Perceptive PIPE Investor”) a $2.0 million convertible promissory note that matures on the latest of (i) January 5, 2024, (ii) termination of agreements between the Company and ARYA in connection with a non-binding summary of the Transaction, or (iii) the termination or lapse of the exclusivity period as defined in the non-binding term sheet as mentioned above.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
The November Convertible Notes accrues simple interest at eight percent (8.0%) per annum. Additionally, the Company obtained the right to issue up to $6.0 million of Delayed Draw Commitment available beginning one month after November 28, 2023 through the occurrence of an ARYA stockholder vote with regard to a transaction.
In the event of the consummation of the Transaction, this note shall automatically convert into the type of securities that are issued in the PIPE Financing in an amount equal to the then-outstanding principal amount and any accrued and unpaid interest, divided by the effective price of the securities sold in the PIPE Financing.
In the event of any sale of a new series or class of preferred equity securities by the Company following the termination of the Transaction with aggregate proceeds of at least $10.0 million (a “Qualified Financing”), the then-outstanding principal amount and any accrued and unpaid interest could be converted into either the Company’s Series E Preferred Stock, or the shares to be issued and sold in the Qualified Financing, in each case in an amount that is equal to (I) the to be converted principal amount and any accrued and unpaid interest divided by (II) the price per share/unit equal to the lesser of (aa) 75% of the per share/unit price in such Qualified Financing and (bb) an amount equal to $24.0 million divided by the number of fully-diluted common stock (or unit) equivalents at the time of the Qualified Financing. In the event that the preferred equity security issued in the Qualified Financing bears a liquidation preference less than 120%, the Company will create a sub-series of such preferred security on identical terms to the security issued in the Qualified Financing, except that the aggregate liquidation preference of such sub-series will be an amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
Upon termination of the Transaction and prior to a Qualified Financing, all of the then-outstanding principal amount of this note and all other notes issued and any accrued and unpaid interest could be converted into an amount of shares of the Company’s Series E Preferred Stock equal to the to be converted principal amount and any accrued and unpaid interest divided by the price per share/unit equal to $24.0 million divided by the Company’s fully-diluted common stock equivalents at the time of the closing date of the conversion, provided that the Company shall cause the shares of Series E Preferred Stock issued upon conversion of this note to bear an aggregate liquidation preference amount equal to 120% of the then-outstanding principal amount and accrued and unpaid interest under this note at the time of conversion.
In December 2023, the November 2023 Convertible Notes were amended to permit the issuance of a Delayed Draw Commitment in the principal amount of $1.0 million and $2.0 million on December 13, 2023 and December 28, 2023, respectively. The combined $3.0 million convertible promissory notes were issued pursuant to the clause and terms in the November 2023 Convertible Notes agreement.
For the year ended December 31, 2023, the interest expense was $19.8 thousand.
SVB Term Loan
On February 3, 2023, the Company entered into an agreement to obtain an initial term loan advance of $3.0 million and a right to issue a subsequent term loan advance of $2.0 million pursuant to the Loan and Security Agreement (“LSA”) with Silicon Valley Bank (“SVB Term Loan”). The loans mature on January 1, 2025 and the Company must make monthly payments at a floating rate per annum equal to the greater of (1) seven percent (7.00%) and (2) the market prime rate plus one and one half of one percent (1.50%).
In connection with the issuance of the SVB Term Loan, the Company issued liability - classified warrants with a fair value of $28.5 thousand to purchase 32,720 shares of common stock of the Company (“Initial Warrants”), and a contingent right, with a fair value of $7.1 thousand, to obtain an additional 16,360 shares of the common stock (“Additional Warrants”) upon the nonoccurrence of the Interest Only Milestone. The Interest Only Milestone (“Milestone”) refers to a specific condition that is met on or before April 30, 2023. To satisfy this Milestone, the Company must ensure that no event of default has occurred. If this condition is met, the Company must provide SVB (i) the intent for the sale of all capital stock of the Company, or (ii) an executed term sheet for a priced equity financing of at least $40 million from the sale of the Company’s capital stock.
The initial recognition of the warrant liabilities and the contingent right resulted in a discount of $35.6 thousand to the SVB Term Loan. The discount is being amortized to interest expense over the term of the LSA.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
As of December 31, 2023, the subsequent term loan advance of $2.0 million had not been drawn. As of December 31, 2023, the outstanding principal of SVB Term Loan is $1.9 million, and the unamortized debt discount is $19.4 thousand. For the year ended December 31, 2023, the interest expense was $0.2 million.
Note 8 - Warrants
SVB Common Stock Warrant
On February 3, 2023, in conjunction with the LSA, the Company issued Initial Warrants to purchase 32,720 shares of common stock of the Company, and a contingent right to obtain an additional 16,360 shares of the common stock upon the nonoccurrence of the Interest Only Milestone as mentioned above. The Additional Warrants are subject to the same terms as the Initial Warrants (collectively “SVB Warrants”). As of December 31, 2023, all the Additional Warrants had been distributed.
The exercise price of the SVB Warrants is $7.97 per share. The warrants are fully exercisable and will expire on February 3, 2033.
Note 9 - Operating Leases
The Company leases distribution and research and development facilities as well as sub-leases office and manufacturing space from third parties and related parties (refer to Note 15-Related Party Transactions) under its operating leases. The leases have expirations ranging from March 2024 to June 2026, some of which include rent escalations or an option to extend the lease for up to three years per renewal. The exercise of lease renewal options is at the sole discretion of the Company. Where leases contain an option to renew, any period beyond the option date is only included as part of the lease term if the Company is reasonably certain to exercise the option.
As of December 31, 2023 and 2022, the Company does not have any finance or short-term leases and has not entered into any leases which have not yet commenced that would entitle the Company to significant rights or create additional obligations.
The following table summarizes quantitative information of the Company’s operating leases for the years ended December 31, 2023 and 2022 (in thousands):
Years ended December 31,	2023	2022
Operating cash flows paid for operating leases	$178	$173
Weighted average remaining lease term (years)	1.7	2.2
Weighted average discount rate	8.0%	8.0%
Year ended December 31, 2022
Right-of-use assets acquired under operating lease on the adoption of ASC 842 on January 1, 2022	$440
Operating lease liabilities acquired under operating lease on the adoption of ASC 842 on January 1, 2022	$443
Operating lease cost was $0.2 million and $0.2 million for the years ended December 31, 2023 and 2022, respectively. The Company did not incur any variable lease cost for the years ended December 31, 2023 and 2022.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
The following table presents the future minimum payments under the non-cancelable operating leases as of December 31, 2023 (in thousands):
Year ended December 31,
2024	$86
2025	36
2026	18
Total undiscounted future cash flows	140
Less: imputed interest	(9)
Total operating lease liability	$131
Note 10 - Commitments and Contingencies
Litigation
The Company is not currently party to any legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings, if any.
Note 11 - Mezzanine Equity and Stockholders’ Deficit
Authorized Shares
The Company’s Amended and Restated Articles of Incorporation authorize the issuance of two classes of stock designated as common and preferred stock, each having a par value of $0.001 per share. The number of shares authorized as of December 31, 2023 is 11,534,892 consisting of 6,594,946 shares of common stock and 4,939,946 shares of preferred stock, designated as Series A, Series B, Series C, Series D, and Series E preferred stock in the amounts included in the table below.
Convertible Preferred Stock
The Company classifies convertible preferred stock as temporary equity on the accompanying consolidated balance sheets, as all such preferred stock is redeemable either at the option of the holder or upon an event outside the control of the Company. The requirements of a deemed liquidation event, as defined within its amended and restated certificate of incorporation filed in November 2020, are not entirely within the Company’s control. In the event of such a deemed liquidation event, the proceeds from the event are distributed in accordance with the liquidation preferences, provided that the holders of preferred stock have not converted their shares into common stock. The Company records the issuance of preferred stock at the issuance price less related issuance costs. The Company has not adjusted the carrying value of outstanding preferred stock to its liquidation preference because a deemed liquidation event is not probable of occurring as of the end of the reporting period.
The following table summarizes information related to issuance of the Company’s preferred stock at December 31, 2023 and 2022 (in thousands, except share data):
Preferred Stock Class	Number of Shares Authorized	Shares Issued and Outstanding	Carrying Value (1)	Conversion Price Per Share	Number of Common Stock Equivalent Shares	Liquidation Preference
Series A	270,856	270,856	$2,500	$9.23	270,856	$2,500
Series B	815,730	815,730	10,626	13.04	815,730	10,637
Series C	981,596	981,596	15,988	16.30	981,596	16,000
Series D	992,064	992,064	19,990	20.16	992,064	20,000
Series E	1,879,700	1,879,700	42,365	22.61	1,879,700	42,500
	4,939,946	4,939,946	$ 91,469		4,939,946	$ 91,637
(1)	The carrying value reflects the gross proceeds received from the sale of the preferred stock less issuance costs.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
The relative rights, terms, privileges, and restrictions granted to or imposed upon preferred stockholders are described below:
Preferred Stock – Dividends
Prior and in preference to any declaration or payment of any dividends to the holders of common stock, the holders of preferred stock shall be entitled to receive dividends out of any assets legally available therefor, at the rate of eight percent (8%) of the original issue price per share per annum. The original issue price of Series A, Series B, Series C, Series D, and Series E is $9.23, $13.04, $16.30, $20.16, and $22.61, respectively. The dividends shall not be cumulative.
In the event that the dividend amount declared by the Board of Directors of the Company is insufficient to permit payment of the full aforesaid dividends, such dividends will be paid ratably to each holder of preferred stock in proportion to the dividend amounts to which each holder of preferred stock is entitled. After payment of the full amount of the aforesaid dividends, any additional dividends declared shall be distributed to the holder of common stock and preferred stock in proportion to the number of shares of common stock that would be held by such holder on an as-converted to common stock basis.
No dividends on preferred stock or common stock have been declared by the Board of Directors as of December 31, 2023 and 2022.
Liquidation Preference
In the event of liquidation of the Company, including a merger, acquisition, or sale of all or substantially all the assets of the Company, holders of preferred stock are entitled to receive an amount equal to the original issue price of each share of preferred stock held plus any dividends declared but not yet paid, prior to any distribution of assets or surplus funds of the Company to common stock shareholders. After payment has been made to the holders of the preferred stock of the full amounts to which they are entitled as noted above, the remaining assets would be distributed among the holders of the common stock pro rata based on the number of shares of common stock held by each holder.
If, at the time of liquidation, the assets are insufficient to permit full payment of the liquidation preferences of the series listed in the order above, the assets must be distributed ratably among the holders of the series in proportion to the full preferential amount each such holder is otherwise entitled to receive in respect to such shares.
Voting Rights
So long as the shares of preferred stock that are convertible into at least 1,000,000 shares of common stock (subject to appropriate adjustment in the event of any stock dividends, stock split, combination or other similar recapitalization with respect to the common stock) are issued and outstanding, the holders of preferred stock, voting as a separate class on an as-converted to common stock basis, shall have the right to elect four members of the Board of Directors of the Company. The holders of common stock, voting as a separate class, shall have the right to elect one member of the Board of Directors. The remaining directors shall be elected by the holders of the common stock and the preferred stock, voting together as a single class on an as-converted to common stock basis.
On all other matters, the holders of the preferred stock shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock.
Fractional votes by the holders of preferred stock shall not be permitted and any fractional voting rights shall be rounded to the nearest whole number.
Conversion Rights
Each share of preferred stock shall be convertible, at the option of the holder, into shares of common stock without the payment of any additional consideration. The preferred stock shall be convertible into the number of fully paid and nonassessable shares of common stock which results from dividing the conversion price per share in effect for the preferred stock at the time of conversion into the per share conversion value. The initial per share conversion price

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
of Series A, Series B, Series C, Series D, and Series E is $9.23, $13.04, $16.30, $20.16, and $22.61, respectively. The initial conversion price is subject to adjustment for antidilution provisions, as defined. The per share conversion value of Series A, Series B, Series C, Series D, and Series E is $9.23, $13.04, $16.30, $20.16, and $22.61, respectively.
Each share of preferred stock shall automatically be converted into shares of common stock at the then effective conversion rate immediately upon the earlier of (i) the election of the holders of a majority of the outstanding shares of preferred stock, voting as a separate class on an as-converted to common stock basis, or (ii) the closing of the sale of the Company’s common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1033, as amended, with aggregate offering proceeds to the Company (before deduction for underwriters’ discounts and expenses relating to the issuance) of at least $75.0 million and a public offering price per share equal to at least $67.83 (subject to adjustments for stock dividends, splits, combinations and similar events).
Protective Provisions
So long as there are at least 1,000,000 shares of preferred stock outstanding, the Company shall not (by merger, reclassification, amendment or otherwise), without first obtaining the approval of the holders of at least seventy percent (70%) of the then outstanding shares of preferred stock, voting separately as a class, to, among other things: (i) amend the certificate of incorporation or bylaws; (ii) adversely alter or change the rights, preferences or privileges of the preferred stock; (iii) increase or decrease the aggregate number of authorized shares of any class of the capital stock of the Company.
So long as shares of Series E preferred stock that are convertible into at least 500,000 shares of common stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock) are issued and outstanding, the Company shall not directly or indirectly (by merger, reclassification, amendment or otherwise), without first obtaining the approval of the holders of at least a majority of the voting power of the then outstanding shares of Series E preferred stock, voting separately as a class, to, among other things: (i) amend, alter, repeal or waive any provision of the certificate of incorporation or bylaws of the Company in a manner that adversely affects the holders of the Series E preferred stock in a manner different from any other series of preferred stock; (ii) create or authorize the creation of or issue any other security convertible into to exercisable for any equity security having rights, preferences or privileges senior to the Series E preferred stock; (iii) increase or decrease the authorized number of shares of Series E preferred stock.
Common Stock
Each share of common stock is entitled to one vote.
Common stock reserved for future issuance consisted of the following as of December 31, 2023 and 2022:
	December 31, 2023	December 31, 2022
Conversion of preferred stock	4,939,946	4,939,946
Stock options issued and outstanding under the 2012 and 2022 Plan	747,001	619,527
Common shares available for future grant under the 2012 and 2022 Plan	27,012	160,155
Common stock reserved for future issuance	5,713,959	5,719,628
Note 12 - Stock-Based Compensation
2012 Stock Incentive Plan
In January 2011, the Board approved the 2012 Stock Incentive Plan (the “2012 Plan”), which permitted grants of Incentive Stock Options (“ISOs”) and Non-statutory Stock Options (“NSOs”) to employees, directors and consultants. The maximum number of shares that can be granted under the 2012 Plan cannot exceed 1,255,000 shares. The 2012 Plan had a maximum 10-year term and as such, terminated in January 2022.
2022 Stock Incentive Plan
In April 2022, the Board approved, in conjunction with the termination of the 2012 Plan, the 2022 Stock Incentive Plan (the “2022 Plan”), permitting ISOs and NSOs to employees, directors and consultants. The maximum number of shares granted under the 2022 Plan cannot exceed 203,855 plus any shares subject to stock options granted under

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
the 2012 Plan that expired or were otherwise terminated without having been exercised in full, were forfeited, or were repurchased by the Company. The 2022 Plan is intended as the successor to and continuation of the 2012 Plan (thereafter both the 2012 and 2022 Plans are referred to as the “Stock Incentive Plan”).
The Stock Incentive Plan provides a means whereby participants may purchase shares of common stock pursuant to ISOs or NSOs and such persons may be granted shares of common stock for consideration consisting of cash and/or past services rendered to or on behalf of the Company. ISOs may only be granted to employees. NSOs and stock purchase rights may be granted to employees and consultants. Generally, options awards only have service conditions that need to be met for the awards to vest, with the exception of grants to two non-employees that had performance obligations that were deemed to be immaterial.
The stock options generally vest over four years and have a ten-year contractual term. The fair value of each employee and non-employee stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. As the Company lacks company-specific historical and implied volatility information required for valuation, the Company estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. Due to the lack of historical exercise history, the expected life term of ISOs that were granted after 2013 was determined using the “simplified method” provided by the Securities and Exchange Commission in Staff Accounting Bulletins Number 107 and 110. The expected life term of NSOs is determined either by using the “simplified method,” or by calculating the time to expiry from the grant date. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant for time periods approximately equal to the expected term of the award. Expected dividend yield is zero as the Company has never paid nor does it expect to pay any cash dividend in the near future.
The weighted average assumptions used to estimate the fair value of stock option granted during the years ended December 31, 2023 and 2022 are listed in the table below:
	Year ended December 31, 2023	Year ended December 31, 2022
Risk-free interest rate	3.69%	2.98%
Expected dividend yield	—%	— %
Expected term in years	6.37	6.74
Expected volatility	38.48%	36.83%
The following table summarizes stock option activity during the years ended December 31, 2023 and 2022:
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2021	585,044	$6.41	8.65	$ 912
Granted	69,050	$7.97
Exercised	(11,217)	$2.26
Forfeited	(23,350)	$4.65
Outstanding, December 31, 2022	619,527	$6.73	7.87	$ 252
Granted	160,000	$3.88
Exercised	(5,669)	$3.22
Forfeited	(22,357)	$6.94
Expired	(4,500)	$0.93
Outstanding, December 31, 2023	747,001	$6.17	7.45	$72
Vested and expected to vest, December 31, 2023	718,003	$6.19	7.41	$72
Vested and exercisable, December 31, 2023	444,839	$6.47	6.75	$71

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
The Company received $18.3 thousand and $25.4 thousand related to stock options exercised during the years ended December 31, 2023 and 2022, respectively. Certain stock option grants under the Stock Incentive Plan allow the recipient to exercise the options prior to the options becoming fully vested. Under the Stock Incentive Plan, the Company retains the right to repurchase common shares that have been issued upon early exercise of options at the original issue price. Cash received for the early exercise of unvested stock options is initially recorded as a liability. At each reporting date, the vested shares are released to equity.
The total Intrinsic value for stock options exercised was $30.2 thousand and $64.9 thousand during the years ended December 31, 2023 and 2022, respectively. The fair value of awards vested was $0.4 million and $0.4 million during the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the total unrecognized compensation related to unvested stock option awards granted was $0.7 million, which the Company expects to recognize over a weighted-average period of approximately 2.3 years.
Total Stock-Based Compensation
The following table summarizes the total stock-based compensation expense for the stock options expense recorded in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2023 (in thousands):
Years ended December 31,	2023	2022
Selling, general and administrative	$384	$318
Research and development	58	47
Total stock-based compensation	$442	$365
Note 13 - Net Loss Per Common Share
Basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per common share excludes the potential impact of the Company’s convertible preferred stock, common stock warrants, and common stock options because the Company's net losses would cause such shares to be anti-dilutive. Therefore, as the Company recorded net losses in the periods presented, basic and diluted net loss per common share are the same.
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the years presented (in thousands, except share and per share data):
Years ended December 31,	2023	2022
Numerator:
Net loss attributable to common stockholders	$(38,146)	$(23,673)
Denominator:
Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders – basic and diluted	759,814	751,568
Net loss per share attributable to common stockholders – basic and diluted	(50.20)	(31.50)
The following potentially dilutive securities were excluded from the computation of diluted net loss per share calculations for the years presented because the impact of including them would be anti-dilutive:
	December 31, 2023	December 31, 2022
Convertible preferred stock	4,939,946	4,939,946
Stock options	747,001	619,527
Common stock warrants	49,080	—
Total	5,736,027	5,559,473

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
Note 14 - Income Taxes
The components of pretax loss from operations for the years ended December 31, 2023 and 2022 are as follows (dollars in thousands):
Years ended December 31,	2023	2022
U.S.	$(38,073)	$(20,744)
Foreign	(73)	(2,929)
Pretax loss from operations	$(38,146)	$(23,673)
There was no income tax provision for the year ended December 31, 2023 and 2022. Current income taxes are based upon the year’s income taxable for federal, state and foreign tax reporting purposes. Deferred income taxes are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. Deferred tax assets and liabilities are computed for differences between the consolidated financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income, and include NOL carryforwards and R&D tax credit carryforwards.
The following table presents a reconciliation of income tax computed at the U.S. federal statutory tax rate to the total income tax expense for the years ended December 31, 2023 and 2022 (dollars in thousands):
Years ended December 31,	2023		2022
	Amount	Tax Rate	Amount	Tax Rate
Income tax benefit at federal statutory rate	$(8,010)	21.0%	$(4,972)	21.0%
Adjustments for tax effects of:
Permanent adjustments	488	(1.1)%	28	(0.1)%
Change in FV of convertible note	1,782	(4.7)%	—	—%
NOL true-up adjustment	2,922	(7.7)%	—	—%
Foreign rate differential	(11)	(0.0)%	18	(0.1)%
Change in federal valuation allowance	2,869	(7.5)%	4,926	(20.8)%
Income tax expense	$—	—%	$—	—%
Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2023 and 2022 are as follows (in thousands):
	December 31, 2023	December 31, 2022
Deferred tax assets:
Net operating losses	$25,786	$26,489
Capitalized research costs	4,456	1,737
Research and development credit	1,604	1,604
Accrued compensation	392	283
Stock-based compensation	269	97
Operating lease liabilities	14	54
Other	114	91
Total deferred tax assets	32,635	30,355
Less: Valuation allowance	(32,100)	(29,981)
Total deferred tax assets, net of valuation allowance	535	374
Deferred tax liabilities:
Right-of-use assets	(14)	(53)
Unrecognized tax benefit	(521)	(321)
Total deferred tax liabilities	(535)	(374)
Net deferred tax assets (liabilities)	$—	$—

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
The Company has established a valuation allowance as of December 31, 2023 and 2022 to fully offset the net deferred tax assets of $32.1 million and $30.0 million, respectively. Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2023. Such objective evidence limits the ability to consider other subjective evidence, such as the Company’s projections for future commercialization. Management has concluded that it is more likely than not that the Company will not have sufficient foreseeable taxable income to allow for the utilization of the deferred tax assets; therefore, a full valuation allowance has been established to reduce the net deferred tax assets to zero at December 31, 2023 and 2022.
As of December 31, 2023 and 2022, the Company had federal NOL carryforwards of approximately $100.0 million and $84.8 million, respectively. $19.0 million of the federal NOL carryforwards will begin to expire from 2031. Due to the enactment of the Tax Cuts and Jobs Act, federal net operating losses generated beginning in 2018 are carried forward indefinitely. Therefore, the remaining federal NOL carry forwards of $81.0 million and $65.8 million as of December 31, 2023 and 2022, respectively, have an unlimited carryover period. As of December 31, 2023 and 2022, the Company had state NOL carryforwards of $53.4 million and $53.4 million, respectively, which will begin to expire from 2031. As of December 31, 2023 and 2022, the Company had a NOL from Adagio Medical GmbH of $249.3 thousand and $138.7 thousand, respectively. The NOLs are carried forward indefinitely. As of December 31, 2023 and 2022, the Company also had net federal R&D tax credit carry-forwards of approximately $1.6 million and $1.6 million, respectively. The federal R&D tax credits will begin to expire in 2038. The Company had no state R&D credits.
The Company’s tax attribute carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state and foreign provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be used annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain stockholders. The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company’s formation due to the complexity and cost associated with such study, and the fact that there may be additional such ownership changes in the future. Any limitation may result in expiration of a portion of the NOL carryforwards or R&D tax credit carryforwards before utilization; however, such limitation, if any, would not have an impact on the Company’s financial statement due to the full valuation allowance.
The Company conducts intensive research and experimentation activities, generating R&D tax credits for federal purposes under Section 41 of the Code. The Company has performed a formal study validating these credits claimed in the tax returns.
The following table summarizes the changes to unrecognized tax benefits as of December 31, 2023 and 2022 (in thousands):
Years ended December 31,	2023	2022
Balance at beginning of year	$321	$321
Gross increases – tax positions during the year	200	—
Balance at end of year	$521	$321
As of December 31, 2023, the Company has unrecognized tax benefits of $0.5 million of which $0.5 million will affect the effective tax rate if recognized when the Company no longer has a valuation allowance offsetting its deferred tax assets.
The Company does not anticipate that there will be a significant change in unrecognized tax benefits over the next 12 months.

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
The Company is subject to U.S. federal and various state tax as well as Germany tax jurisdictions. Since the Company formed in 2011, all filed tax returns are subject to examination. Generally, the tax years remain open for examination by the federal statute under a three-year statute of limitation; however, states generally keep their statutes open between three and four years. However, the Company’s tax years from inception are subject to examination by the United States and various state taxing authorities due to the carry forward of unused NOLs and R&D credits.
Enacted in December 2017, the Tax Cuts and Jobs Act of 2017 (“TCJA”) amended Section 174 to require capitalization of all research and experimental (“R&E”) costs incurred in tax years beginning after December 31, 2021. For tax years beginning on or after January 1, 2022, R&E costs must be amortized over five years if the R&E activities are performed in the U.S., or over 15 years if the activities are performed outside of the U.S., beginning with the midpoint of the tax year in which the costs were paid or incurred. During 2023, the Company capitalized $15.5 million of R&E costs. The Company plans to refine the calculation for Section 174 and make an adjustment on the tax return.
Note 15 - Related Party Transactions
Shared Services Agreement
During the years ended December 31, 2023 and 2022, the Company incurred $1.4 million and $1.1 million, respectively, for finance and accounting services and other general and administrative support services (“Shared Services Agreement”) to Fjord Ventures (“Fjord”), a company owned and operated by the Company’s CEO. The transactions are recorded as selling, general and administrative expenses on the consolidated statements of comprehensive loss.
Laguna Hills Sublease
In addition to the Shared Services Agreement, the Company also sub-leases approximately 4,992 square feet of office and manufacturing space in Laguna Hills, California from Fjord. During the years ended December 31, 2023 and 2022, the Company incurred $0.1 million and $0.1 million of lease expense, respectively, under the sub-lease agreement.
Refer to Note 9-Operating Leases for further detail.
October 2022 Convertible Notes
On October 27, 2022, the Company issued a $0.5 million convertible promissory note to Fjordinvest, LLC (“Fjordinvest”), a company owned and operated by the Company’s CEO. On April 4, 2023 and November 28, 2023, the October 2022 Convertible Notes were amended. Refer to Note 7-Debt for additional information regarding the October 2022 Convertible Notes.
Note 16 - Subsequent Events
The Company evaluates subsequent events and transactions that occurred after the balance sheet date up to April 18, 2024, the date the consolidated financial statements are available to be issued. During this period, other than the events disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.
Business Combination Agreement
On February 13, 2024, ARYA, a Cayman Islands exempted company, Aja HoldCo, Inc., a Delaware corporation (“ListCo”), Aja Merger Sub 1, a Cayman Islands exempted company (“ARYA Merger Sub”), the Company, and Aja Merger Sub 2, Inc., a Delaware corporation (“Company Merger Sub”) entered into the business combination agreement pursuant to which (i) ARYA Merger Sub will be merged with and into ARYA (the “ARYA Merger”), with ARYA surviving the ARYA Merger as a direct wholly-owned subsidiary of ListCo and (ii) Company Merger Sub will be merged with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with Adagio surviving the Adagio Merger as a direct wholly-owned subsidiary of ListCo (the “Business Combination”). In connection with the consummation of the Business Combination, ListCo will change its name to “Adagio Medical, Inc.” (“New Adagio”).

Adagio Medical, Inc.

Notes to Consolidated Financial Statements
The closing of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, the receipt of required approval by the stockholders of the Company and ARYA, required regulatory approvals and the fulfillment of other conditions set forth in the Merger Agreement, and the effectiveness of the registration statement to be filed with the U.S. Securities and Exchange Commission in connection with the business combination.
New Adagio Convertible Notes and 2024 Bridge Financing Note
In connection with the Business Combination, certain investors executed a securities purchase agreement, dated February 13, 2024, with ListCo (the “Convertible Security Subscription Agreement”), pursuant to which ListCo will issue on the closing date to the certain investors (“Convert Investors”) $20.0 million of 13% senior secured convertible notes (the “New Adagio Convertible Notes”), which will be convertible into shares of New Adagio common stock, and warrants (the “Convert Warrants”), each of which will be exercisable on a cashless basis or for one share of New Adagio common stock at $24.00 per share, subject to adjustment (the “Base Convert Financing”). The New Adagio Convertible Notes will have a maturity of three years and nine months after Closing and interest will be payable in cash or compound as additional principal outstanding.
The Perceptive PIPE Investor also purchased a $7.0 million convertible promissory note of Adagio (the “2024 Bridge Financing Note”) pursuant to a note purchase agreement, dated February 13, 2024, by and among the Perceptive PIPE Investor, the Company and ListCo (the “2024 Bridge Financing Note Subscription Agreement”). As of the issuance date, the Company has received the principal of $7.0 million. On the closing date, pursuant to the terms of the 2024 Bridge Financing Note and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Note will convert into New Adagio Convertible Notes and Convert Warrants, and the Perceptive PIPE Investor will subscribe for $5.5 million of New Adagio Convertible Notes and 937,500 Convert Warrants, on the same terms as the Convert Investors executing the Convertible Security Subscription Agreement (such commitment by the Perceptive PIPE Investor to purchase New Adagio Convertible Notes and Convert Warrants, the “Perceptive Convertible Note Commitment,” and the conversion of the 2024 Bridge Financing Note and purchase of New Adagio Convertible Notes and Convert Warrants pursuant to the Perceptive Convertible Note Commitment as part of the Base Convert Financing, the “Convertible Security Financing”). Subject to ARYA and New Adagio receiving any new financing or commitment for financing, whether in the form of equity, debt or convertible debt, before the closing date, the Perceptive PIPE Investor may request that on the closing date the 2024 Bridge Financing Note is repaid, the Perceptive Convertible Note Commitment is reduced or a combination of both. The New Adagio Convertible Notes, the Convert Warrants or any shares of New Adagio common stock issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the Perceptive PIPE Investor and the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

AJA HOLDCO, INC.
BALANCE SHEETS
	March 31, 2024	December 31, 2023
	(Unaudited)
Total Assets	$—	$—
Liabilities and Stockholder’s Deficit
Liabilities
Accrued expenses	$5,000	$5,000
Total Liabilities	5,000	5,000

Stockholder’s Deficit:
Additional paid in capital	1,420,405	—
1 share of Common Stock, $0.0001 par value; 1,000 shares authorized; 1 share issued and outstanding as of March 31, 2024 and December 31, 2023	—	—
Accumulated deficit	(1,425,405)	(5,000)
Total stockholder’s deficit	(5,000)	(5,000)
Total Liabilities and Stockholder’s Deficit	$—	$—
The accompanying notes are an integral part of these financial statements.

AJA HOLDCO, INC.
STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2024
General and administrative expenses	$—
Loss from operations	—
Open Market Subscription Agreement expense	(1,420,405)
Net loss	$(1,420,405)
Weighted-Average shares outstanding, basic and diluted	1
Net loss per common stock, basic and diluted	$(1,420,405)
The accompanying notes are an integral part of these financial statements.

AJA HOLDCO, INC.
STATEMENT OF CHANGES IN STOCKHOLDER’S DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31,2024
	Common Stock		Additional Paid In Capital	Accumulated Deficit	Stockholder’s Deficit
	Shares	Amount
Balance – December 31, 2023	1	$—	$—	$(5,000)	$(5,000)
Open Market Subscription Agreement expense	—	—	1,420,405	—	1,420,405
Net loss	—	—	—	(1,420,405)	(1,420,405)
Balance – March 31, 2024	1	$—	$1,420,405	$(1,425,405)	$(5,000)
The accompanying notes are an integral part of these financial statements.

AJA HOLDCO, INC.
STATEMENT OF CASH FLOWS
For the Three Months Ended March 31, 2024
Cash flow from operating activities:
Net Loss	$(1,420,405)
Adjustment to reconcile net loss to net cash used in operating activities:
Open Market Subscription Agreement expense	1,420,405
Net cash used in operating activities	$—
Net change in cash	—
Cash - beginning of the year	—
Cash - end of the year	$—
The accompanying notes are an integral part of these financial statements.

AJA HOLDCO, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2024
Note 1 - Description of Organization and Business Operations
Aja HoldCo, Inc. (the “Company”) is a Delaware corporation, formed by Arya Sciences Acquisition Corp IV (the “Parent”) on December 19, 2023 (inception). The Company has adopted a fiscal year-end of December 31.
The Company was formed to be the surviving company in connection with a contemplated business combination between the Parent and Adagio (as defined below) (see Note 3). The Company has no prior operating activities.
Going Concern
The Parent has until July 2, 2024 to complete its initial business combination (or up to March 2, 2025 if all additional monthly extensions are exercised by ARYA Sciences Holdings IV (the “Sponsor”) and subsequently approved by the board of directors of the Parent pursuant to Parent’s amended and restated memorandum and articles of association, as amended). If the Parent is unable to complete the initial business combination by July 2, 2024 (or up to March 2, 2025 if all additional monthly extensions are exercised by the Sponsor and subsequently approved by the board of directors of the Parent), the Parent must cease all operations and dissolve and liquidate under Cayman Islands law.
The financial statements have been prepared assuming that the Company will continue as a going concern. If the Parent is unable to raise additional funds to alleviate liquidity needs as well as complete a business combination by July 2, 2024 (or up to March 2, 2025 if all additional monthly extensions are exercised by the Sponsor and subsequently approved by the board of directors of the Parent), then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

AJA HOLDCO, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2024
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
As of March 31, 2024 and December 31, 2023, the carrying values of accrued expenses approximate their fair values due to the short-term nature of the instruments.
Income Taxes
The Company complies with the accounting and reporting requirements of ASC 740, “Income Taxes,” (“ASC 740”) which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of March 31, 2024 and December 31, 2023. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and immaterial amounts were accrued for the payment of penalties for the period ended March 31, 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Loss Per Common Stock
Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. As of March 31, 2024 the Company did not have any dilutive securities and other contracts

AJA HOLDCO, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2024
that could, potentially, be exercised or converted into common shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.
Recent Accounting Standards
The Company’s management does not believe there are any recently issued, but not yet effective, accounting pronouncement if currently adopted would have a material effect on the Company’s financial statements.
Note 3 – Stockholder’s Deficit
Common Stock - The Company is authorized to issue 1,000 shares of common stock, par value of $0.0001 per share (the “Common Stock”). As of March 31, 2024 and December 31, 2023, there was 1 share of Common Stock issued and outstanding.
Note 4 – Commitments and Contingencies
Business Combination Agreement
On February 13, 2024, the Parent, the Company, Aja Merger Sub 1, a Cayman Islands exempted company (“ARYA Merger Sub”), Aja Merger Sub 2, Inc., a Delaware corporation (“Adagio Merger Sub”), and Adagio Medical, Inc. (“Adagio”) entered into a business combination agreement (the “Business Combination Agreement”), in connection with a proposed business combination (the “Proposed Adagio Business Combination”), which contains certain customary representations, warranties, and covenants by the parties thereto. As further described in the Business Combination Agreement, the closing of the Proposed Adagio Business Combination (the “Closing” and the date on which the Closing occurs, the “Closing Date”) is subject to certain customary conditions and risks. “New Adagio” refers to the Company after giving effect to the Business Combination.
The Business Combination Agreement provides, among other things, for the consummation of the following transactions:
1.
ARYA Merger Sub will merge with and into the Parent (the “ARYA Merger”) and Adagio Merger Sub will merge with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with the Parent and Adagio surviving the Mergers and, after giving effect to such Mergers, each of the Parent and Adagio becoming a wholly owned subsidiary of the Company, on the terms and subject to the conditions in the Business Combination Agreement

2.
(i) each issued and outstanding Class A ordinary share, par value $0.0001 per share, of the Parent (the “Class A ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of common stock, par value $0.0001 per share, of New Adagio (the “New Adagio Common Stock”) and (ii) each issued and outstanding Class B ordinary share, par value $0.0001 per share, of the Parent (the “Class B ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares that will be forfeited by the Sponsor and issued to PIPE Investors (as defined below), including Perceptive Life Sciences Master Fund, Ltd, a Cayman Islands exempted company (the “Perceptive PIPE Investor”). 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject to share trigger price vesting and will vest if, prior to the tenth anniversary of the Closing, the post-closing share price of New Adagio equals or exceeds $24.00 per share for any 20 trading days within any 30 trading day period (the “Share Trigger Price Vesting”);

3.
(i) each warrant of Adagio (other than the pre-funded warrant to purchase shares of Series E Preferred Stock of Adagio that is issued and outstanding immediately prior to the consummation of the Adagio Merger (the “Pre-Funded Warrants for Series E Preferred Shares”)) will be either (x) terminated, or (y) “net” exercised in exchange for shares of common stock, par value $0.01 per share, of Adagio (“Adagio Common Stock”); (ii) all issued and outstanding unsecured convertible promissory notes of Adagio (excluding the Bridge Financing Notes (as defined below) and the 2024 Bridge Financing Notes (as defined below)) (the “Adagio Convertible Notes”), including any accrued and unpaid interest thereon, will be

AJA HOLDCO, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2024
automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Notes and such Adagio Convertible Notes will be cancelled, satisfied, extinguished, discharged and retired in connection with such conversion (the “Adagio Convertible Notes Conversion”); (iii) each share of preferred stock, par value $0.001 per share, of Adagio (the “Adagio Preferred Stock”) that is issued and outstanding will be automatically converted into shares of Adagio Common Stock and each such share of Adagio Preferred Stock will be cancelled; (iv) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the Delaware General Corporation Law, as amended, are properly exercised and not withdrawn) will be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement; (v) each Pre-Funded Warrant for Series E Preferred Shares that is issued and outstanding immediately prior to the consummation of the Adagio Merger shall be automatically canceled and extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement (vi) each issued, outstanding and unexercised option to purchase Adagio Common Stock (“Adagio Option”) that is vested as of such time or will vest in connection with, or after taking into account the effect of, the consummation of the transactions contemplated by the Business Combination Agreement with an aggregate value that exceeds the aggregate exercise price of such Adagio Option (each an “In-the-Money Adagio Option”) will be cancelled and extinguished in exchange for options to purchase shares of New Adagio Common Stock, and each issued and outstanding Adagio equity award (other than an In-the-Money Adagio Option) will automatically be canceled and extinguished for no consideration and each holder thereof will cease to have any rights with respect thereto.
PIPE Financing (Private Placement)
In connection with the execution of the Business Combination Agreement, the Company and the Parent entered into Subscription Agreements (as may be amended, supplemented or otherwise modified from time to time, the “Initial Subscription Agreements”) with the Perceptive PIPE Investor and certain other investors (the “Initial Other PIPE Investors,” and, together with the Perceptive PIPE Investor, the “Initial PIPE Investors”). In June 2024, ListCo and ARYA entered into additional Subscription Agreements (as may be amended, supplemented or otherwise modified from time to time, the “June Subscription Agreements” and, together with the Initial Subscription Agreements, the “Subscription Agreements”) with certain additional investors (the “June PIPE Investors” and, together with the Initial Other PIPE Investors, the “Other PIPE Investors,” and the Other PIPE Investors, together with the Perceptive PIPE Investor, the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors have committed financing valued at approximately $53,000,000 (the “PIPE Financing”). The PIPE Financing is comprised of: (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares in the open market for $2,500,000 and not to redeem such shares prior to the Closing Date (valued as of June 18, 2024 at approximately $2,529,830 based on an approximate redemption value of $11.47 per Class A ordinary share on June 18, 2024), which will result in the issuance of approximately 355,459 shares of New Adagio Common Stock and approximately 299,904 warrants exercisable for shares of New Adagio Common Stock at $10.00 per share, subject to adjustment (the “Base Warrants”) (including the Class A ordinary shares purchased by such Other PIPE Investors and that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the Business Combination); (ii) commitments by certain investors that are shareholders of ARYA not to redeem approximately 247,700 Class A ordinary shares (valued as of June 18, 2024 at approximately $2,842,454 based on an approximate redemption value of $11.47 per Class A ordinary share on June 18, 2024), which will result in the issuance of approximately 403,114 shares of New Adagio Common Stock and approximately 341,098 Base Warrants (including the Class A ordinary shares that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the Business Combination); (iii) agreements to subscribe for and purchase at Closing approximately 1,706,666 shares of New Adagio Common Stock and approximately 1,440,000 Base Warrants for an aggregate purchase price of approximately $12,000,000; (iv) the contribution of (a) the $15,000,000 convertible promissory notes of Adagio, which the Perceptive PIPE Investor purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of April 4, 2023 (the “April 2023 Notes”), (b) the $8,000,000 convertible promissory notes of Adagio, which the Perceptive PIPE Investor purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of November 28, 2023 (the “November 2023 Notes”) and (c) the $3,000,000 convertible promissory notes of Adagio, which

AJA HOLDCO, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2024
the Perceptive PIPE Investor purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of May 21, 2024 (the “May 2024 Notes”), and (d) any additional convertible promissory notes that Adagio may issue to the Perceptive PIPE Investor prior to the Closing Date to fund ongoing working capital requirements of Adagio prior to the Closing Date and that the Perceptive PIPE Investor may elect prior to the Closing Date to subject to its Subscription Agreement (such additional convertible promissory notes of Adagio, the “Additional Convertible Notes,” and, together with the April 2023 Notes, the November 2023 Notes and the May 2024 Notes, the “Bridge Financing Notes”) to the Company and any interest that has been accruing and will remain unpaid thereon prior to Closing pursuant to the terms of the Subscription Agreement executed by the Perceptive PIPE Investor; and (v) an additional cash investment by the Perceptive PIPE Investor of approximately $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing (as defined below) being raised prior to Closing). In respect of its Subscription Agreement described in (iv) and (v) in the foregoing, the Perceptive PIPE Investor will be issued approximately 5,012,817 shares of New Adagio Common Stock and approximately 4,088,470 Base Warrants. As provided for in the Subscription Agreements, the number of shares of New Adagio Common Stock and Base Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A ordinary shares at Closing, the average per share price of the Class A ordinary shares purchased by certain PIPE Investors in the open market and the amount of interest on the Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock and Base Warrants. Further, under the Subscription Agreement executed by the Perceptive PIPE Investor, as amended, the Perceptive PIPE Investor may subject Additional Convertible Notes to its Subscription Agreement, which will result in the issuance of additional shares of New Adagio Common Stock and PIPE Warrants at the same issuance rate at which shares of New Adagio Common Stock and PIPE Warrants will be issued to the Perceptive PIPE Investor based on the contribution of the existing $26,000,000 of Bridge Financing Notes to ListCo (including any interest that has been accruing and will remain unpaid thereon prior to Closing), as described in the foregoing. Such New Adagio Common Stock and PIPE Warrant issuance rate for Additional Convertible Notes that the Perceptive PIPE Investor may subject to its Subscription Agreement is equal to approximately 0.12 shares of New Adagio Common Stock and 0.12 PIPE Warrants per U.S. Dollar loaned by the Perceptive PIPE Investor to Adagio under an Additional Convertible Note. The shares of New Adagio Common Stock and Base Warrants to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.
Convertible Security Financing (Private Placement)
In connection with the execution of the Business Combination Agreement, certain investors, including the Perceptive PIPE Investor (the “Convert Investors”), executed a securities purchase agreement, dated February 13, 2024, with the Company (such agreement and any assignment agreement thereunder in connection with any Additional Financing, the “Convertible Security Subscription Agreement”), pursuant to which the Company will issue on the Closing Date to the Convert Investors $20,000,000 aggregate principal amount of 13% senior secured convertible notes (the “New Adagio Convertible Notes”), which will be convertible into shares of New Adagio Common Stock at a conversion price of $10.00 per share, subject to adjustment (the “Conversion Shares”), and 1,500,000 warrants (the “Convert Warrants”), which will be exercisable on a cashless basis or for cash at a price of $24.00 per share, subject to adjustment (the “Base Convert Financing”), and will expire on the seventh anniversary of the Closing. Such $20,000,000 investment in New Adagio Convertible Notes includes the conversion of the 2024 Bridge Financing Notes (as defined below) into New Adagio Convertible Notes and Convert Warrants at Closing, subject in each case to Additional Financing being raised prior to Closing, as further described below. The New Adagio Convertible Notes will have a maturity of 3 years and nine months after Closing and interest will be payable in cash or compound as additional principal outstanding. As described above, in connection with the execution of the Convertible Security Subscription Agreement, the Perceptive PIPE Investor also purchased a $7,000,000 convertible promissory note of Adagio (the “2024 Bridge Financing Notes”) pursuant to a note purchase agreement, dated February 13, 2024, by and among the Perceptive PIPE Investor, Adagio and the Company (the “2024 Bridge Financing Notes Subscription Agreement”).
On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Notes and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Notes will convert into $7,000,000 of New Adagio

AJA HOLDCO, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2024
Convertible Notes and 525,000 Convert Warrants on the same terms as the other Convert Investors executing the Convertible Security Subscription Agreement (the conversion of the 2024 Bridge Financing Notes held by the Perceptive PIPE Investor into New Adagio Convertible Notes and Convert Warrants and the purchase of New Adagio Convertible Notes and Convert Warrants by the other Convert Investors in the Base Convert Financing, the “Convertible Security Financing”). Subject to the Parent and New Adagio receiving any new financing or commitment for financing (any such financing, an “Additional Financing”), whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that, on the Closing Date, the 2024 Bridge Financing Note is repaid with the funds raised in connection with such Additional Financing instead of such 2024 Bridge Financing Note converting into New Adagio Convertible Notes and Convert Warrants. The New Adagio Convertible Notes and the Convert Warrants issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. The Company will grant the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent Closing. As set forth in the Convertible security Subscription Agreement, the closing of $7,500,000 of financing by a Convert Investor is conditioned on New Adagio having a certain amount of available cash on the Closing Date.
Pursuant to the terms of the Convertible Security Subscription Agreement, on the Closing Date, the Company, certain of its subsidiaries (other than Adagio Medical GmbH, a company organized under the laws of Germany and an excluded subsidiary thereunder) (the “Subsidiaries”) and Allegro Management LLC, as the collateral agent (the “Collateral Agent”) on behalf of the Convert Investors, will enter into a security and pledge agreement (the “Convert Security Document”), pursuant to which the Company and the Subsidiaries will (i) pledge the equity interests in the Subsidiaries to the Collateral Agent, (ii) pledge all of their respective promissory notes, securities and other instruments evidencing indebtedness to the Collateral Agent, and (iii) grant to the Collateral Agent a security interest in and lien on all of their respective personal property and assets, including, among other items, all of their deposit accounts, chattel paper, documents, equipment, general intangibles, instruments and inventory, and all proceeds therefrom, in each case subject to customary exceptions, all as set forth in the form of the Convert Security Document. Additionally, pursuant to the terms of the Convertible Security Subscription Agreement, on the Closing Date, the Subsidiaries will deliver a guaranty (the “Convert Guaranty”) to the Collateral Agent pursuant to which the Subsidiaries will, jointly and severally, guarantee the Company’s obligation to repay the New Adagio Convertible Notes and all other obligations of the Company under the Convertible Security Subscription Agreement and the New Adagio Convertible Notes and other related transaction documents, as set forth in the form of the Convert Guaranty. Any additional subsidiaries of the Company formed or acquired after the closing date will be required to join the Convert Guaranty as additional guarantors.
Convert Registration Rights Agreement
The Conversion Shares, the Convert Warrants, the Convert Warrant Shares, the New Adagio Convertible Notes and any capital stock of the Company issued or issuable with respect to the Conversion Shares, have not been registered under the Securities Act. In connection with the Convertible Security Subscription Agreement, the Company and the Convert Investors agreed to enter into a Registration Rights Agreement (the “Convert Registration Rights Agreement”), pursuant to which the Company will be required to file a registration statement on Form S-3 or, if not available, Form S-1 (the “Convert Registration Statement”) with the SEC to register for resale all of the Registrable Securities (as defined in the Convert Registration Rights Agreement), including the Conversion Shares, the Convert Warrant Shares and any shares issuable with respect to the New Adagio Convertible Notes, as soon as practicable, but in no event later than 45 days after the Closing Date. In the event that the number of shares registered for resale under the Convert Registration Statement is insufficient to cover all of the Registrable Securities, the Company will amend the Registration Statement or file with the SEC a new registration statement to cover at least the Required Registration Amount (as defined in the Convert Registration Rights Agreement) as of the trading day immediately preceding the date of the filing of such amendment or new registration statement, as soon as practicable, but in any event not later than 15 days after the necessity therefor arises. If the Company fails to file the Convert Registration Statement when required, fails to obtain effectiveness by SEC when required or fails to maintain the effectiveness of the Convert Registration Statement pursuant to the Convert Registration Rights Agreement, then as partial relief for the damages to any holder by reason of any such delay in or reduction of, its ability to sell the underlying shares of New Adagio Common Stock, the Company will be required to pay each holder of Registrable Securities relating

AJA HOLDCO, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2024
to such Convert Registration Statement an amount equal to one percent of such Convert Investor’s original principal amount according to the timelines laid out in the Convert Registration Rights Agreement. The Convert Registration Rights Agreement also provides the parties with “piggy-back” registration rights, subject to certain requirements and customary conditions.
Investor Rights Agreement
Concurrently with the execution of the Business Combination Agreement, the Company, the Parent, the Perceptive PIPE Investor, the Sponsor and the other shareholders of Class B ordinary shares (the “Other Class B Shareholders”) and certain Adagio stockholders entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which, among other things, the Perceptive PIPE Investor, the Sponsor, the Other Class B Shareholders, certain Adagio stockholders and investors in the Convertible Security Financing will be granted certain customary registration rights. Further, subject to customary exceptions set forth in the Investor Rights Agreement, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of the Parent and New Adagio (including any shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement or the PIPE Financing) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.
Pursuant to the terms of the Investor Rights Agreement, the Company will be obligated to file a registration statement to register the resale of certain shares of New Adagio Common Stock within 45 days after the Closing, and the Company is required at all times to maintain the effectiveness of such resale registration statement for the benefit of the holders party to the agreement. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, the certain Adagio stockholders, the Perceptive PIPE Investor and the Sponsor (including the Permitted Transferees (as defined therein) of the Perceptive PIPE Investor and the Sponsor) may demand at any time or from time to time, that the Company file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of the Company held by such holders. The Investor Rights Agreement will also provide holders party thereto with “piggy-back” registration rights, subject to certain requirements and customary conditions.
The Registration and Shareholder Rights Agreement, dated March 2, 2021, by and among the Parent, the Sponsor and the other parties thereto will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement.
Note 5 – Fair Value Measurements
Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period.
During the quarter ended March 31, 2024, the Company entered into Subscription Agreements, as discussed in Note 3. The Company has concluded that the New Adagio Common Stock and Base Warrants to be issued under certain of Open Market Subscription Agreements that include an open market purchase and non-redemption obligation for Open Market Investors qualify as equity under ASC 815-40 (“Derivatives and Hedging–Contracts in Entity’s Own Equity”); therefore, the Company will recognize the New Adagio Common Stock and Base Warrants to be issued under such Open Market Subscription Agreements (such securities, the “Open Market PIPE Securities”) by recording an entry to additional paid-in capital (APIC) in stockholder's equity in its Balance Sheet and Open Market Subscription Agreement expense on its Statement of Operations. In accordance with ASC 815-40-30-1, the New Adagio Common Stock and Base Warrants will be recorded and measured at fair value (i.e., most often representative of proceeds received for equity-linked instruments); however, when estimating the fair value of the New Adagio Common Stock and Base Warrants, the Company has followed the guidance in ASC 820 Fair Value Measurement. In connection with Open Market Investor’s commitment to irrevocably subscribe for and agree to purchase from the Company, the number of Open Market PIPE Securities set forth on the signature page of the applicable Open Market Subscription Agreements, on the terms and subject to the conditions set forth in such Open

AJA HOLDCO, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2024
Market Subscription Agreements, which include, without limitation, the agreement not to redeem the Class A ordinary shares purchased in the open market prior to Closing, the Company will record an amount equal to the full fair value of the New Adagio Common Stock and Base Warrants to be issued to the Open Market PIPE Investor in connection with the Closing. The estimated amount of New Adagio Common Stock shares and Base Warrants to be issued at the Closing as of the inception of these agreements mentioned above, are 219,877 and 183,483, respectively.
To determine the Fair Value of the New Adagio Common Stock on inception, the Company used the following Level 3 inputs:
March 31, 2024
Base Share Price	$10.00
Adjusted per Share (1.2X Purchase Price Ratio)	$8.33
Adjusted share price	$7.00
Probability of Closing	75.00%
Estimated fair value per Share at Closing	$5.25
To determine the Fair Value of the PIPE Warrants on inception, the Company used the following Level 3 inputs:
March 31, 2024
Base Share Price	$7.00
Strike price, as defined in Subscription Agreement	$10.00
Term (Months)	12.00
Average volatility rate	70.00%
Estimated expected Warrant price	$1.21
Estimated fair value per Warrant at Closing (1.2x Coverage Ratio)	$1.45
During the quarter ended March 31, 2024, the Fair Value of the instruments above were recorded in additional paid-in capital in stockholder's equity in its Balance Sheet and Open Market Subscription Agreement expense on its Statement of Operations was $1,420,405.
Note 6 - Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to June 25, 2024, the date the financial statements were available to be issued and has concluded that, other than the events described below, all such events that would require recognition or disclosure have been recognized or disclosed.
On June 24, 2024, the Company and the Parent entered into the June Subscription Agreements with the June PIPE Investors. Additionally, on June 24, 2024, the Company and the Parent entered into an amendment to the Subscription Agreement with the Perceptive PIPE Investor, pursuant to which the May 2024 Notes, any Additional Convertible Notes that the Perceptive PIPE Investor elects to subject to its Subscription Agreement and any interest that has been accruing and will remain unpaid thereon prior to Closing will be contributed to the Company at Closing. For additional information, please see “Note 3—Commitments and Contingencies—PIPE Financing (Private Placement).”
On June 25, 2024, the Parent and Adagio entered into the Consent and Amendment No. 1 to the Business Combination Agreement (the “BCA Amendment”). The BCA Amendment relates to an adjustment of the pre-Closing ownership of one of the stockholders of Adagio, a change to the post-Closing name of the Company and changes to the terms of the post-Closing Key Employee Incentive Plan and HoldCo Incentive Equity Plan of the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholder and the Board of Directors of
Aja HoldCo, Inc.:
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Aja HoldCo, Inc. (the “Company”) as of December 31, 2023, and the related statements of operations, changes in stockholder’s deficit, and cash flows for the period from December 19, 2023 (inception) to December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period from December 19, 2023 (inception) to December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Parent is unable to raise additional funds to alleviate liquidity needs and complete a business combination by July 2, 2024, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company's auditor since 2024.
New York, New York
June 25, 2024

AJA HOLDCO, INC.
BALANCE SHEET
December 31, 2023
Total Assets	$—
Liabilities and Stockholder’s Deficit
Liabilities
Accrued expenses	$5,000
Total Liabilities	5,000
Stockholder’s Deficit:
1 share of Common Stock, $0.0001 par value; 1,000 shares authorized; 1 share issued and outstanding as of December 31, 2023	—
Accumulated deficit	(5,000)
Total stockholder’s deficit	(5,000)
Total Liabilities and Stockholder’s Deficit	$—
The accompanying notes are an integral part of these financial statements.

AJA HOLDCO, INC.
STATEMENT OF OPERATIONS
December 19, 2023 (inception) to December 31, 2023
General and administrative expenses	$5,000
Loss from operations	(5,000)
Net loss income	$(5,000)
Weighted-Average shares outstanding, basic and diluted	1
Net loss per common stock, basic and diluted	$(5,000)
The accompanying notes are an integral part of these financial statements.

AJA HOLDCO, INC.
STATEMENT OF CHANGES IN STOCKHOLDER’S DEFICIT
FOR DECEMBER 19, 2023 (INCEPTION) TO DECEMBER 31, 2023
	Common Stock		Total Paid-in Capital	Accumulated Deficit	Stockholder’s Deficit
	Shares	Amount
Balance - December 19, 2023 (Inception)	—	$—	$—	$—	$—
Issuance of one share of Common Stock	1	—	—	—	—
Net loss	—	—	—	(5,000)	(5,000)
Balance – December 31, 2023	1	$—	$—	$(5,000)	$(5,000)
The accompanying notes are an integral part of these financial statements.

AJA HOLDCO, INC.
STATEMENT OF CASH FLOWS
December 19, 2023 (inception) to December 31, 2023
Cash Flows from Operating Activities:
Net (loss) income	$(5,000)
Changes in operating assets and liabilities:
Accrued Expenses	5,000
Net cash used in operating activities	—
Net change in cash	—
Cash - beginning of the year	—
Cash - end of the year	$—
The accompanying notes are an integral part of these financial statements.

AJA HOLDCO, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Note 1 - Description of Organization and Business Operations
Aja HoldCo, Inc. (the “Company”) is a Delaware corporation, formed by Arya Sciences Acquisition Corp IV (the “Parent”) on December 19, 2023 (inception). The Company has adopted a fiscal year-end of December 31.
The Company was formed to be the surviving company in connection with a contemplated business combination between the Parent and Adagio (as defined below) (see Note 3). The Company has no prior operating activities.
Going Concern
The Parent has until July 2, 2024 to complete its initial business combination (or up to March 2, 2025 if all additional monthly extensions are exercised by ARYA Sciences Holdings IV (the “Sponsor”) and subsequently approved by the board of directors of the Parent pursuant to Parent’s amended and restated memorandum and articles of association, as amended). If the Parent is unable to complete the initial business combination by July 2, 2024 (or up to March 2, 2025 if all additional monthly extensions are exercised by the Sponsor and subsequently approved by the board of directors of the Parent), the Parent must cease all operations and dissolve and liquidate under Cayman Islands law.
The financial statements have been prepared assuming that the Company will continue as a going concern. If the Parent is unable to raise additional funds to alleviate liquidity needs as well as complete a business combination by July 2, 2024 (or up to March 2, 2025 if all additional monthly extensions are exercised by the Sponsor and subsequently approved by the board of directors of the Parent), then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.
Note 2 - Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

AJA HOLDCO, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.
Income Taxes
The Company complies with the accounting and reporting requirements of ASC 740, “Income Taxes,” (“ASC 740”) which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2023. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and immaterial amounts were accrued for the payment of penalties for the period from December 19, 2023 to December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Loss Per Common Stock
Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. At December 31, 2023 the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then shares in the earnings of the Company. As a result, diluted loss per common stock is the same as basic loss per common stock for the period presented.
Recent Accounting Standards
The Company’s management does not believe there are any recently issued, but not yet effective, accounting pronouncement if currently adopted would have a material effect on the Company’s financial statements.
Note 3 – Stockholder’s Deficit
Common Stock - The Company is authorized to issue 1,000 shares of common stock, par value of $0.0001 per share (the “Common Stock”). As of December 31, 2023, there was 1 share of Common Stock issued and outstanding.
Note 4 - Subsequent Events
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to June 25, 2024, the financial statements were available to be issued and has concluded that, other than the events described below, all such events that would require recognition or disclosure have been recognized or disclosed.
Business Combination Agreement
On February 13, 2024, the Parent, the Company, Aja Merger Sub 1, a Cayman Islands exempted company (“ARYA Merger Sub”), Aja Merger Sub 2, Inc., a Delaware corporation (“Adagio Merger Sub”), and Adagio Medical, Inc. (“Adagio”) entered into a business combination agreement (the “Business Combination Agreement”),

AJA HOLDCO, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
in connection with a proposed business combination (the “Proposed Adagio Business Combination”), which contains certain customary representations, warranties, and covenants by the parties thereto. As further described in the Business Combination Agreement, the closing of the Proposed Adagio Business Combination (the “Closing” and the date on which the Closing occurs, the “Closing Date”) is subject to certain customary conditions and risks. “New Adagio” refers to the Company after giving effect to the Business Combination.
The Business Combination Agreement provides, among other things, for the consummation of the following transactions:
1.
ARYA Merger Sub will merge with and into the Parent (the “ARYA Merger”) and Adagio Merger Sub will merge with and into Adagio (the “Adagio Merger” and, together with the ARYA Merger, the “Mergers”), with the Parent and Adagio surviving the Mergers and, after giving effect to such Mergers, each of the Parent and Adagio becoming a wholly owned subsidiary of the Company, on the terms and subject to the conditions in the Business Combination Agreement;

2.
(i) each issued and outstanding Class A ordinary share, par value $0.0001 per share, of the Parent (the “Class A ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of common stock, par value $0.0001 per share, of New Adagio (the “New Adagio Common Stock”) and (ii) each issued and outstanding Class B ordinary share, par value $0.0001 per share, of the Parent (the “Class B ordinary shares”) will be automatically cancelled, extinguished and converted into the right to receive one share of New Adagio Common Stock, other than 1,000,000 Class B ordinary shares that will be forfeited by the Sponsor and issued to PIPE Investors (as defined below), including Perceptive Life Sciences Master Fund, Ltd, a Cayman Islands exempted company (the “Perceptive PIPE Investor”). 1,147,500 shares of New Adagio Common Stock issuable to the Sponsor will be subject to share trigger price vesting and will vest if, prior to the tenth anniversary of the Closing, the post-closing share price of New Adagio equals or exceeds $24.00 per share for any 20 trading days within any 30 trading day period (the “Share Trigger Price Vesting”);

3.
(i) each warrant of Adagio (other than the pre-funded warrant to purchase shares of Series E Preferred Stock of Adagio that is issued and outstanding immediately prior to the consummation of the Adagio Merger (the “Pre-Funded Warrants for Series E Preferred Shares”)) will be either (x) terminated, or (y) “net” exercised in exchange for shares of common stock, par value $0.01 per share, of Adagio (“Adagio Common Stock”); (ii) all issued and outstanding unsecured convertible promissory notes of Adagio (excluding the Bridge Financing Notes (as defined below) and the 2024 Bridge Financing Notes (as defined below)) (the “Adagio Convertible Notes”), including any accrued and unpaid interest thereon, will be automatically and fully converted into shares of Adagio Common Stock in accordance with the terms of such Adagio Convertible Notes and such Adagio Convertible Notes will be cancelled, satisfied, extinguished, discharged and retired in connection with such conversion (the “Adagio Convertible Notes Conversion”); (iii) each share of preferred stock, par value $0.001 per share, of Adagio (the “Adagio Preferred Stock”) that is issued and outstanding will be automatically converted into shares of Adagio Common Stock and each such share of Adagio Preferred Stock will be cancelled; (iv) all issued and outstanding shares of Adagio Common Stock (other than treasury shares and shares with respect to which appraisal rights under the Delaware General Corporation Law, as amended, are properly exercised and not withdrawn) will be automatically cancelled, extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement; (v) each Pre-Funded Warrant for Series E Preferred Shares that is issued and outstanding immediately prior to the consummation of the Adagio Merger shall be automatically canceled and extinguished and converted into the right to receive shares of New Adagio Common Stock based on the exchange ratio set forth in the Business Combination Agreement (vi) each issued, outstanding and unexercised option to purchase Adagio Common Stock (“Adagio Option”) that is vested as of such time or will vest in connection with, or after taking into account the effect of, the consummation of the transactions contemplated by the Business Combination Agreement with an aggregate value that exceeds the aggregate exercise price of such Adagio Option (each an “In-the-Money Adagio Option”) will be cancelled and extinguished in exchange for

AJA HOLDCO, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
options to purchase shares of New Adagio Common Stock, and each issued and outstanding Adagio equity award (other than an In-the-Money Adagio Option) will automatically be cancelled and extinguished for no consideration and each holder thereof will cease to have any rights with respect thereto.
On June 24, 2024, the Company and the Parent entered into the June Subscription Agreements with the June PIPE Investors (as defined below). Additionally, on June 24, 2024, the Company and the Parent entered into an amendment to the Subscription Agreement (as defined below) with the Perceptive PIPE Investor (as defined below), pursuant to which the May 2024 Notes (as defined below), any Additional Convertible Notes (as defined below) that the Perceptive PIPE Investor may elect to subject to its Subscription Agreement and any interest that has been accruing and will remain unpaid thereon prior to Closing will be contributed to the Company at Closing. For additional information, please see “—PIPE Financing (Private Placement)” below.
On June 25, 2024, the Parent and Adagio entered into the Consent and Amendment No. 1 to the Business Combination Agreement (the “BCA Amendment”). The BCA Amendment relates to an adjustment of the pre-Closing ownership of one of the stockholders of Adagio, a change to the post-Closing name of the Company and changes to the terms of the post-Closing Key Employee Incentive Plan and HoldCo Incentive Equity Plan of the Company.
PIPE Financing (Private Placement)
In connection with the execution of the Business Combination Agreement, the Company and the Parent entered into Subscription Agreements (as may be amended, supplemented or otherwise modified from time to time, the “Initial Subscription Agreements'') with the Perceptive PIPE Investor and certain other investors (the “Initial Other PIPE Investors,” and, together with the Perceptive PIPE Investor, the ``Initial PIPE Investors''). In June 2024, ListCo and ARYA entered into additional Subscription Agreements (as may be amended, supplemented or otherwise modified from time to time, the “June Subscription Agreements” and, together with the Initial Subscription Agreements, the “Subscription Agreements”) with certain additional investors (the “June PIPE Investors” and, together with the Initial Other PIPE Investors, the “Other PIPE Investors,“ and the Other PIPE Investors, together with the Perceptive PIPE Investor, the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors have committed financing valued at approximately $53,000,000 (the “PIPE Financing”). The PIPE Financing is comprised of: (i) commitments by certain investors to subscribe for and purchase Class A ordinary shares in the open market for $2,500,000 and not to redeem such shares prior to the Closing Date (valued as of June 18, 2024 at approximately $2,529,830 based on an approximate redemption value of $11.47 per Class A ordinary share on June 18, 2024), which will result in the issuance of approximately 355,459 shares of New Adagio Common Stock and approximately 299,904 warrants exercisable for shares of New Adagio Common Stock at $10.00 per share, subject to adjustment (the “Base Warrants”) (including the Class A ordinary shares purchased by such Other PIPE Investors and that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the Business Combination); (ii) commitments by certain investors that are shareholders of ARYA not to redeem approximately 247,700 Class A ordinary shares (valued as of June 18, 2024 at approximately $2,842,454 based on an approximate redemption value of $11.47 per Class A ordinary share on June 18, 2024), which will result in the issuance of approximately 403,114 shares of New Adagio Common Stock and approximately 341,098 Base Warrants (including the Class A ordinary shares that such Other PIPE Investors agreed not to redeem and that will convert into shares of New Adagio Common Stock at Closing in connection with the Business Combination); (iii) agreements to subscribe for and purchase at Closing approximately 1,706,666 shares of New Adagio Common Stock and approximately 1,440,000 Base Warrants for an aggregate purchase price of approximately $12,000,000; (iv) the contribution of (a) the $15,000,000 convertible promissory notes of Adagio, which the Perceptive PIPE Investor purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of April 4, 2023 (the “April 2023 Notes”), (b) the $8,000,000 convertible promissory notes of Adagio, which the Perceptive PIPE Investor purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of November 28, 2023 (the “November 2023 Notes”), (c) the $3,000,000 convertible promissory notes of Adagio, which the Perceptive PIPE Investor purchased from Adagio pursuant to that certain Note Purchase Agreement, dated as of May 21, 2024 (the “May 2024 Notes”), (d) any additional convertible promissory notes that Adagio may issue to the Perceptive PIPE Investor prior to the Closing Date to fund ongoing working capital requirements of Adagio prior to the Closing Date and that the Perceptive PIPE Investor may elect prior to the Closing Date to subject to its Subscription Agreement (such additional convertible promissory notes of Adagio, the “Additional Convertible

AJA HOLDCO, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
Notes,” and, together with the April 2023 Notes, the November 2023 Notes and the May 2024 Notes, the “Bridge Financing Notes”) to the Company and any interest that has been accruing and will remain unpaid thereon prior to Closing pursuant to the terms of the Subscription Agreement executed by the Perceptive PIPE Investor; and (v) an additional cash investment by the Perceptive PIPE Investor of approximately $8,070,575 (which amount may be reduced by up to approximately $1,070,575 subject to Additional Financing (as defined below) being raised prior to Closing). In respect of its Subscription Agreement described in (iv) and (v) in the foregoing, the Perceptive PIPE Investor will be issued approximately 5,012,817 shares of New Adagio Common Stock and approximately 4,088,470 Base Warrants. As provided for in the Subscription Agreements, the number of shares of New Adagio Common Stock and Base Warrants issuable to the PIPE Investors will depend on the redemption value of the Class A ordinary shares at Closing, the average per share price of the Class A ordinary shares purchased by certain PIPE Investors in the open market and the amount of interest on the Bridge Financing Notes that will have accrued and be unpaid at Closing and be contributed to ListCo in exchange for shares of New Adagio Common Stock and PIPE Warrants. Further, under the Subscription Agreement executed by the Perceptive PIPE Investor, as amended, the Perceptive PIPE Investor may subject Additional Convertible Notes to its Subscription Agreement, which will result in the issuance of additional shares of New Adagio Common Stock and PIPE Warrants at the same issuance rate at which shares of New Adagio Common Stock and PIPE Warrants will be issued to the Perceptive PIPE Investor based on the contribution of the existing $26,000,000 of Bridge Financing Notes to ListCo (including any interest that has been accruing and will remain unpaid thereon prior to Closing), as described in the foregoing. Such New Adagio Common Stock and PIPE Warrant issuance rate for Additional Convertible Notes that the Perceptive PIPE Investor may subject to its Subscription Agreement is equal to approximately 0.12 shares of New Adagio Common Stock and 0.12 PIPE Warrants per U.S. Dollar loaned by the Perceptive PIPE Investor to Adagio under an Additional Convertible Note. The shares of New Adagio Common Stock and PIPE Warrants to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. ListCo will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.
Convertible Security Financing (Private Placement)
In connection with the execution of the Business Combination Agreement, certain investors, including the Perceptive PIPE Investor (the “Convert Investors”), executed a securities purchase agreement, dated February 13, 2024, with the Company (such agreement and any assignment agreement thereunder in connection with any Additional Financing, the “Convertible Security Subscription Agreement”), pursuant to which the Company will issue on the Closing Date to the Convert Investors $20,000,000 aggregate principal amount of 13% senior secured convertible notes (the “New Adagio Convertible Notes”), which will be convertible into shares of New Adagio Common Stock at a conversion price of $10.00 per share, subject to adjustment (the “Conversion Shares”), and 1,500,000 warrants (the “Convert Warrants”), which will be exercisable on a cashless basis or for cash at a price of $24.00 per share, subject to adjustment (the “Base Convert Financing”), and will expire on the seventh anniversary of the Closing. Such $20,000,000 investment in New Adagio Convertible Notes includes the conversion of the 2024 Bridge Financing Notes (as defined below) into New Adagio Convertible Notes and Convert Warrants at Closing, subject in each case to Additional Financing being raised prior to Closing, as further described below. The New Adagio Convertible Notes will have a maturity of 3 years and nine months after Closing and interest will be payable in cash or compound as additional principal outstanding. As described above, in connection with the execution of the Convertible Security Subscription Agreement, the Perceptive PIPE Investor also purchased a $7,000,000 convertible promissory note of Adagio (the “2024 Bridge Financing Notes”) pursuant to a note purchase agreement, dated February 13, 2024, by and among the Perceptive PIPE Investor, Adagio and the Company (the “2024 Bridge Financing Notes Subscription Agreement”).
On the Closing Date, pursuant to the terms of the 2024 Bridge Financing Notes and the 2024 Bridge Financing Note Subscription Agreement, the 2024 Bridge Financing Notes will convert into $7,000,000 of New Adagio Convertible Notes and 525,000 Convert Warrants on the same terms as the other Convert Investors executing the Convertible Security Subscription Agreement (the conversion of the 2024 Bridge Financing Notes held by the Perceptive PIPE Investor into New Adagio Convertible Notes and Convert Warrants and the purchase of New Adagio Convertible Notes and Convert Warrants by the other Convert Investors in the Base Convert Financing, the

AJA HOLDCO, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
“Convertible Security Financing”). Subject to the Parent and New Adagio receiving any new financing or commitment for financing (any such financing, an “Additional Financing”), whether in the form of equity, debt or convertible debt, before the Closing Date, the Perceptive PIPE Investor may request that, on the Closing Date, the 2024 Bridge Financing Note is repaid with the funds raised in connection with such Additional Financing instead of such 2024 Bridge Financing Note converting into New Adagio Convertible Notes and Convert Warrants. The New Adagio Convertible Notes and the Convert Warrants issuable in connection with the Convertible Security Financing have not been registered under the Securities Act and will be issued in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. The Company will grant the Convert Investors certain registration rights in connection with the Convertible Security Financing. The Convertible Security Financing is contingent upon, among other things, the substantially concurrent Closing. As set forth in the Convertible security Subscription Agreement, the closing of $7,500,000 of financing by a Convert Investor is conditioned on New Adagio having a certain amount of available cash on the Closing Date.
Pursuant to the terms of the Convertible Security Subscription Agreement, on the Closing Date, the Company, certain of its subsidiaries (other than Adagio Medical GmbH, a company organized under the laws of Germany and an excluded subsidiary thereunder) (the “Subsidiaries”) and Allegro Management LLC, as the collateral agent (the “Collateral Agent”) on behalf of the Convert Investors, will enter into a security and pledge agreement (the “Convert Security Document”), pursuant to which the Company and the Subsidiaries will (i) pledge the equity interests in the Subsidiaries to the Collateral Agent, (ii) pledge all of their respective promissory notes, securities and other instruments evidencing indebtedness to the Collateral Agent, and (iii) grant to the Collateral Agent a security interest in and lien on all of their respective personal property and assets, including, among other items, all of their deposit accounts, chattel paper, documents, equipment, general intangibles, instruments and inventory, and all proceeds therefrom, in each case subject to customary exceptions, all as set forth in the form of the Convert Security Document. Additionally, pursuant to the terms of the Convertible Security Subscription Agreement, on the Closing Date, the Subsidiaries will deliver a guaranty (the “Convert Guaranty”) to the Collateral Agent pursuant to which the Subsidiaries will, jointly and severally, guarantee the Company’s obligation to repay the New Adagio Convertible Notes and all other obligations of the Company under the Convertible Security Subscription Agreement and the New Adagio Convertible Notes and other related transaction documents, as set forth in the form of the Convert Guaranty. Any additional subsidiaries of the Company formed or acquired after the closing date will be required to join the Convert Guaranty as additional guarantors.
Convert Registration Rights Agreement
The Conversion Shares, the Convert Warrants, the Convert Warrant Shares, the New Adagio Convertible Notes and any capital stock of the Company issued or issuable with respect to the Conversion Shares, have not been registered under the Securities Act. In connection with the Convertible Security Subscription Agreement, the Company and the Convert Investors agreed to enter into a Registration Rights Agreement (the “Convert Registration Rights Agreement”), pursuant to which the Company will be required to file a registration statement on Form S-3 or, if not available, Form S-1 (the “Convert Registration Statement”) with the SEC to register for resale all of the Registrable Securities (as defined in the Convert Registration Rights Agreement), including the Conversion Shares, the Convert Warrant Shares and any shares issuable with respect to the New Adagio Convertible Notes, as soon as practicable, but in no event later than 45 days after the Closing Date. In the event that the number of shares registered for resale under the Convert Registration Statement is insufficient to cover all of the Registrable Securities, the Company will amend the Registration Statement or file with the SEC a new registration statement to cover at least the Required Registration Amount (as defined in the Convert Registration Rights Agreement) as of the trading day immediately preceding the date of the filing of such amendment or new registration statement, as soon as practicable, but in any event not later than 15 days after the necessity therefor arises. If the Company fails to file the Convert Registration Statement when required, fails to obtain effectiveness by SEC when required or fails to maintain the effectiveness of the Convert Registration Statement pursuant to the Convert Registration Rights Agreement, then as partial relief for the damages to any holder by reason of any such delay in or reduction of, its ability to sell the underlying shares of New Adagio Common Stock, the Company will be required to pay each holder of Registrable Securities relating

AJA HOLDCO, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023
to such Convert Registration Statement an amount equal to one percent of such Convert Investor’s original principal amount according to the timelines laid out in the Convert Registration Rights Agreement. The Convert Registration Rights Agreement also provides the parties with “piggy-back” registration rights, subject to certain requirements and customary conditions.
Investor Rights Agreement
Concurrently with the execution of the Business Combination Agreement, the Company, the Parent, the Perceptive PIPE Investor, the Sponsor and the other shareholders of Class B ordinary shares (the “Other Class B Shareholders”) and certain Adagio stockholders entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which, among other things, the Perceptive PIPE Investor, the Sponsor, the Other Class B Shareholders, certain Adagio stockholders and investors in the Convertible Security Financing will be granted certain customary registration rights. Further, subject to customary exceptions set forth in the Investor Rights Agreement, the shares of New Adagio Common Stock beneficially owned or owned of record by the Sponsor, the Perceptive PIPE Investor, certain officers and directors of the Parent and New Adagio (including any shares of New Adagio Common Stock issued pursuant to the Business Combination Agreement or the PIPE Financing) will be subject to a lock-up period beginning on the Closing Date until the date that is the earlier of (i) 365 days following the Closing Date (or six months after the Closing Date, in the case of Olav Bergheim, John Dahldorf, Hakon Bergheim, Todd Wider, Michael Henderson and Leslie Trigg) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of the shares of New Adagio Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.
Pursuant to the terms of the Investor Rights Agreement, the Company will be obligated to file a registration statement to register the resale of certain shares of New Adagio Common Stock within 45 days after the Closing, and the Company is required at all times to maintain the effectiveness of such resale registration statement for the benefit of the holders party to the agreement. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, the certain Adagio stockholders, the Perceptive PIPE Investor and the Sponsor (including the Permitted Transferees (as defined therein) of the Perceptive PIPE Investor and the Sponsor) may demand at any time or from time to time, that the Company file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of the Company held by such holders. The Investor Rights Agreement will also provide holders party thereto with “piggy-back” registration rights, subject to certain requirements and customary conditions.
The Registration and Shareholder Rights Agreement, dated March 2, 2021, by and among the Parent, the Sponsor and the other parties thereto will be terminated in connection with the consummation of the Business Combination and replaced by the Investor Rights Agreement.

ANNEXES
Annex A	Business Combination Agreement
Annex B	Consent and Amendment No. 1 to Business Combination Agreement
Annex C	Amended and Restated Memorandum and Articles of Association of ARYA and Amendments thereto
Annex D	Form of New Adagio Certificate of Incorporation
Annex E	Form of New Adagio Bylaws
Annex F	Plan of Merger
Annex G	Form of Perceptive PIPE Investor Subscription Agreement
Annex H	Form of Amendment to Perceptive PIPE Investor Subscription Agreement
Annex I	Form of Non-Redemption Subscription Agreement
Annex J	Form of Open Market Purchase Subscription Agreement
Annex K	Form of Subscription Agreement with Pre-Funded Warrant and Base Warrant
Annex L	Form of Base Warrant Agreement
Annex M	Form of Pre-Funded Warrant Agreement
Annex N	Form of Convertible Security Subscription Agreement
Annex O	Form of Convert Warrant Agreement
Annex P	Form of Convert Guaranty
Annex Q	Form of Convert Security Document
Annex R	Form of Convert Registration Rights Agreement
Annex S	2024 Bridge Financing Note Subscription Agreement
Annex T	Investor Rights Agreement
Annex U	Sponsor Letter Agreement
Annex V	Form of Adagio Stockholder Transaction Support Agreement
Annex W	Form of New Adagio 2024 Equity Incentive Plan
Annex X	Form of New Adagio 2024 Key Employee Equity Incentive Plan
Annex Y	Form of New Adagio 2024 Employee Stock Purchase Plan
Annex Z	Fairness Opinion of Scalar
Annex AA	Form of Proxy Card

Annex A
BUSINESS COMBINATION AGREEMENT

BY AND AMONG

ARYA SCIENCES ACQUISITION CORP IV,

AJA HOLDCO, INC.,

AJA MERGER SUB 1

AJA MERGER SUB 2, INC.

AND

ADAGIO MEDICAL, INC.

DATED AS OF FEBRUARY 13, 2024

ANNEXES AND EXHIBITS
Exhibit A	Form of Sponsor Letter Agreement
Exhibit B	Form of Company Shareholder Transaction Support Agreement
Exhibit C	Forms of PIPE Subscription Agreements
Exhibit D	Form of Convertible Security Subscription Agreement
Exhibit E	Form of Investor Rights Agreement

BUSINESS COMBINATION AGREEMENT
This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of February 13, 2024, is made by and among ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), Aja Holdco, Inc., a Delaware corporation (“HoldCo”), Aja Merger Sub 1, a Cayman Islands exempted company (“ARYA Merger Sub”), Adagio Medical, Inc., a Delaware corporation (the “Company”), and Aja Merger Sub 2, Inc., a Delaware corporation (“Company Merger Sub”). ARYA, HoldCo, ARYA Merger Sub, the Company, and Company Merger Sub shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.
WHEREAS, (a) ARYA is a blank check company incorporated as a Cayman Islands exempted company on August 24, 2020 and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, (b) HoldCo is, as of the date of this Agreement, a wholly-owned Subsidiary of ARYA that was formed for purposes of consummating the transactions contemplated by this Agreement and the applicable Ancillary Documents, (c) ARYA Merger Sub is, as of the date of this Agreement, a wholly-owned Subsidiary of HoldCo that was formed for purposes of consummating the transactions contemplated by this Agreement and the applicable Ancillary Documents, and (d) Company Merger Sub is, as of the date of this Agreement, a wholly-owned Subsidiary of HoldCo that was formed for purposes of consummating the transactions contemplated by this Agreement and the applicable Ancillary Documents;
WHEREAS, pursuant to the Governing Documents of ARYA, ARYA is required to provide an opportunity for its shareholders to have their outstanding ARYA Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the ARYA Shareholder Approval;
WHEREAS, as of the date of this Agreement, ARYA Sciences Holdings IV, a Cayman Islands exempted limited company (the “ARYA Sponsor”), and the Other ARYA Class B Shareholders collectively own 3,737,500 ARYA Class B Shares;
WHEREAS, concurrently with the execution of this Agreement, the ARYA Sponsor, the ARYA Insiders, ARYA, HoldCo, and the Company are entering into the sponsor letter agreement, substantially in the form attached hereto as Exhibit A (the “Sponsor Letter Agreement”), pursuant to which, among other things, (a) the ARYA Sponsor and each Other ARYA Class B Shareholder has agreed to (i) vote all ARYA Shares owned by him, her or it in favor of this Agreement and the transactions contemplated hereby (including the Mergers), and (ii) subject to, and conditioned upon and effective as of immediately prior to, the occurrence of the ARYA Merger Effective Time, to waive any adjustment to the conversion ratio set forth in the Governing Documents of ARYA or any other anti-dilution or similar protection, in each case, with respect to the ARYA Class B Shares owned by him, her or it in connection with the transaction contemplated by this Agreement, (b) the ARYA Sponsor and each ARYA Insider has agreed to, subject to, and conditioned upon and effective as of immediately prior to, the occurrence of the ARYA Merger Effective Time, terminate certain existing agreements or arrangements and (c) the ARYA Sponsor has agreed to, subject to, and conditioned upon and effective as of immediately prior to, the occurrence of ARYA Merger Effective Time, (i) forfeit and surrender for no consideration a number of the ARYA Class B Shares owned by it (with such number of ARYA Class B Shares so forfeited and surrendered for no consideration determined pursuant to the Sponsor Letter Agreement) and (ii) subject 1,147,500 HoldCo Shares into which its ARYA Class B Shares are exchanged as a result of the ARYA Merger (with such number of HoldCo Shares determined pursuant to the Sponsor Letter Agreement) to certain vesting conditions, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;
WHEREAS, concurrently with the execution of this Agreement, ARYA, the Company, and certain Company Shareholders (collectively, the “Supporting Company Shareholders”) shall enter into a transaction support agreement, substantially in the form attached hereto as Exhibit B (collectively, the “Company Shareholder Transaction Support Agreements”), pursuant to which each such Supporting Company Shareholder will agree to, among other things, (a) support and vote in favor of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers), (b) take, or cause to be taken, any actions necessary or advisable to cause certain agreements to be terminated effective as of the Closing, and (c) not transfer any of his, her or its Equity Securities of the Company, in each case, on the terms and subject to the conditions set forth in the Company Shareholder Transaction Support Agreements;
WHEREAS, concurrently with the execution of this Agreement, certain investors (collectively, the “PIPE Investors”) and Perceptive Life Sciences Master Fund, Ltd., a Cayman Islands limited company (the “Perceptive
Ann. A-1

Investor”), respectively, are each entering into a subscription agreement with HoldCo and ARYA, substantially in the applicable forms attached hereto as Exhibits C-1 through C-4 (collectively, the “PIPE Subscription Agreements”), pursuant to which, among other things, the Perceptive Investor and each PIPE Investor has agreed to subscribe for and purchase on the Closing Date, and HoldCo has agreed to issue and sell to the Perceptive Investor and each PIPE Investor on the Closing Date, the number of HoldCo Shares and HoldCo Warrants set forth in the applicable PIPE Subscription Agreement in exchange for the purchase price set forth therein (the financing under all PIPE Subscription Agreements, collectively, the “PIPE Financing”), in each case, on the terms and subject to the conditions set forth in the applicable PIPE Subscription Agreement;
WHEREAS, on April 4, 2023 and November 28, 2023, the Perceptive Investor and the Company entered into Note Purchase Agreements (as amended, the “2023 Bridge Financing Agreements”), pursuant to which, among other things, the Perceptive Investor agreed to (a) purchase up to an aggregate of $23,000,000 (such aggregate amount, the “2023 Bridge Financing Commitment”) in one or more convertible promissory notes of the Company (collectively, the “2023 Bridge Financing Notes”) and (b) purchase HoldCo Shares and HoldCo Warrants at the same purchase price as the PIPE Investors in the PIPE Financing in an aggregate amount equal to any unfunded portion of the 2023 Bridge Financing Commitment on the Closing Date (the financing contemplated by clause (a) and (b), collectively, the “2023 Bridge Financing”), in each case, on the terms and subject to the conditions set forth in the 2023 Bridge Financing Agreements;
WHEREAS, the 2023 Bridge Financing Notes will be contributed to HoldCo in exchange for (or will otherwise be converted into) HoldCo Shares and HoldCo Warrants based on the purchase price in the PIPE Financing, in each case, on the terms and subject to the conditions set forth in the applicable 2023 Bridge Financing Note and the applicable PIPE Subscription Agreement (the “2023 Bridge Note Exchange”);
WHEREAS, concurrently with the execution of this Agreement, certain investors (collectively, the “Convertible Security Investors”) and the Perceptive Investor are each entering into a subscription agreement with HoldCo and ARYA, substantially in the form attached hereto as Exhibit D (collectively, the “Convertible Security Subscription Agreements”), pursuant to which, among other things, each Convertible Security Investor has agreed to subscribe for and purchase on the Closing Date, and HoldCo has agreed to issue and sell to each Convertible Security Investor on the Closing Date, the senior secured convertible notes (the “HoldCo Convertible Notes”) and HoldCo Warrants issuable pursuant to the applicable Convertible Security Subscription Agreement in exchange for the purchase price set forth therein (the financing under all Convertible Security Subscription Agreements, collectively, the “Convertible Security Financing”), in each case, on the terms and subject to the conditions set forth in the applicable Convertible Security Subscription Agreement;
WHEREAS, concurrently with the execution of this Agreement, the Perceptive Investor and the Company are entering into a Note Purchase Agreement (the “2024 Bridge Financing Agreement”), pursuant to which, among other things, the Perceptive Investor agreed to (a) purchase a convertible promissory note of the Company (the “2024 Bridge Financing Note”) in the original principal amount of up to $9,000,000 (the “2024 Bridge Financing Commitment”) and (b) purchase HoldCo Convertible Notes and HoldCo Warrants at the same purchase price as the Convertible Security Investors in the Convertible Security Financing in an aggregate amount equal to 2024 Bridge Financing Commitment on the Closing Date, (the financing contemplated by clause (a) and (b), collectively, the “2024 Bridge Financing”), in each case, on the terms and subject to the conditions set forth in the 2024 Bridge Financing Agreement;
WHEREAS, the 2024 Bridge Financing Note will be contributed to HoldCo in exchange for (or will otherwise be converted into) HoldCo Convertible Notes and HoldCo Warrants based on the purchase price in the Convertible Security Financing, in each case, on the terms and subject to the conditions set forth in the 2024 Bridge Financing Note and the 2024 Bridge Financing Agreement (the “2024 Bridge Note Exchange”);
WHEREAS, concurrently with the execution of this Agreement, each of HoldCo, the ARYA Sponsor, the Perceptive Investor, the Other ARYA Class B Shareholders and certain Company Shareholders shall enter into an investor rights agreement substantially in the form attached hereto as Exhibit E (the “Investor Rights Agreement”), pursuant to which, among other things, subject to, and conditioned upon and effective as of, the ARYA Merger Effective Time, each of the ARYA Sponsor, the Perceptive Investor, the Other ARYA Class B Shareholders and the
Ann. A-2

Company Shareholders party thereto (a) will agree not to effect any sale or distribution of any Equity Securities of HoldCo held by any of them during the lock-up period described therein and (b) will be granted certain registration rights with respect to their respective HoldCo Shares, in each case, on the terms and subject to the conditions set forth therein;
WHEREAS, the board of directors of ARYA (the “ARYA Board”) has (a) approved this Agreement, the Ancillary Documents to which ARYA is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement (including the Mergers) by the holders of ARYA Shares entitled to vote thereon;
WHEREAS, the board of directors of HoldCo (the “HoldCo Board”) has (a) unanimously approved this Agreement, the Ancillary Documents to which HoldCo is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement (including the Mergers) by the holders of HoldCo Shares entitled to vote thereon;
WHEREAS, the board of directors of ARYA Merger Sub has unanimously approved this Agreement, the Ancillary Documents to which ARYA Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the ARYA Merger);
WHEREAS, the board of directors of Company Merger Sub has unanimously approved this Agreement, the Ancillary Documents to which Company Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Company Merger);
WHEREAS, ARYA, as the sole stockholder of HoldCo, will as promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, approve this Agreement, the Ancillary Documents to which HoldCo is or will be a party and the transactions contemplated hereby and thereby (including the Mergers);
WHEREAS, HoldCo, as the sole shareholder of ARYA Merger Sub and the sole stockholder of Company Merger Sub, will as promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, approve this Agreement, the Ancillary Documents to which each of ARYA Merger Sub and Company Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Mergers);
WHEREAS, the board of directors of the Company (the “Company Board”) has (a) unanimously approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Company Merger) and (b) recommended, among other things, the approval of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Company Merger) by the holders of Company Shares entitled to vote thereon;
WHEREAS, the Company Shareholders holding a number of Company Shares sufficient to provide the Requisite Company Shareholder Approval will, as promptly as reasonably practicable (and in any event within two (2) Business Days) following the date on which the Registration Statement / Proxy Statement is declared effective under the Securities Act, approve this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Company Merger) by executing and delivering the Company Shareholder Written Consent;
WHEREAS, on the Closing Date, at the ARYA Merger Effective Time, ARYA Merger Sub will merge with and into ARYA (the “ARYA Merger”), with ARYA as the surviving company in such merger and, after giving effect to such merger, ARYA will be a wholly-owned Subsidiary of HoldCo, and each issued and outstanding ARYA Share will be automatically converted, as of the ARYA Merger Effective Time, into the right to receive one (1) HoldCo Share, in each case, on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, on the Closing Date, following the consummation of the ARYA Merger, at the Company Merger Effective Time, Company Merger Sub will merge with and into the Company (the “Company Merger” and together with the ARYA Merger, the “Mergers”), with the Company as the surviving company in such merger and, after
Ann. A-3

giving effect to such merger, the Company will be a wholly-owned Subsidiary of HoldCo, and each issued and outstanding Company Share will be automatically converted as of the Company Merger Effective Time into the right to receive a portion of the Adjusted Transaction Share Consideration, in each case, on the terms and subject to the conditions set forth in this Agreement; and
WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) the Mergers, the PIPE Financing, the Convertible Security Financing (to the extent applicable), and the 2023 Bridge Note Exchange and 2024 Bridge Note Exchange (to the extent applicable) shall collectively be treated as an integrated transaction qualifying under Section 351(a) of the Code, (b) the Company Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and (c) this Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder, (clauses (a) through (c), collectively, the “Intended Tax Treatment”).
NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
ARTICLE 1
CERTAIN DEFINITIONS
Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.
“280G Approval” has the meaning set forth in Section 5.25.
“2023 Bridge Financing” has the meaning set forth in the recitals to this Agreement.
“2023 Bridge Financing Agreement” has the meaning set forth in the recitals to this Agreement.
“2023 Bridge Financing Commitment” has the meaning set forth in the recitals to this Agreement.
“2023 Bridge Financing Notes” has the meaning set forth in the recitals to this Agreement.
“2023 Bridge Note Exchange” has the meaning set forth in the recitals to this Agreement.
“2024 Bridge Financing” has the meaning set forth in the recitals to this Agreement.
“2024 Bridge Financing Agreement” has the meaning set forth in the recitals to this Agreement.
“2024 Bridge Financing Commitment” has the meaning set forth in the recitals to this Agreement.
“2024 Bridge Financing Note” has the meaning set forth in the recitals to this Agreement.
“2024 Bridge Note Exchange” has the meaning set forth in the recitals to this Agreement.
“Additional ARYA SEC Reports” has the meaning set forth in Section 4.7.
“Adjusted Equity Value” means (a) the Equity Value, plus (b) the Aggregate In-the-Money Option Exercise Price.
“Adjusted Equity Value Per Share” means (a) the Adjusted Equity Value, divided by (b) the Fully-Diluted Company Capitalization.
“Adjusted Transaction Share Consideration” means an aggregate number of HoldCo Shares equal to (a) the Adjusted Equity Value, divided by (b) the HoldCo Share Value.
“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto. Notwithstanding the foregoing or anything to the contrary herein, the Affiliates of the ARYA Sponsor shall be deemed to include Perceptive and its Affiliates.
“Aggregate Financing Proceeds” means the sum of, without duplication, (a) the aggregate gross cash proceeds received by the ARYA Parties in respect of the PIPE Financing, including pursuant to any PIPE Subscription Agreements executed after the date of this Agreement, (b) the aggregate gross cash proceeds received by the
Ann. A-4

Company in respect of the 2023 Bridge Financing, (c) the aggregate gross cash proceeds received by the ARYA Parties or the Company in respect of the 2024 Bridge Financing, and (d) the aggregate gross cash proceeds received by the ARYA Parties or the Company in respect of the Convertible Security Financing, in the case of each of clause (a) through (d) whether such proceeds are received prior to or on the Closing Date and before giving effect to any uses thereof (including the payment or satisfaction of any fees, costs or expenses). Notwithstanding anything to the contrary herein, (i) any cash proceeds received by an ARYA Party or the Company or any of its Affiliates in respect of the PIPE Financing, the 2023 Bridge Financing, the 2024 Bridge Financing or the Convertible Security Financing prior to the Closing Date shall constitute, and be taken into account for purposes of determining, Aggregate Financing Proceeds (without, for the avoidance of doubt, giving effect to, or otherwise taking into account the use of any such proceeds) and (ii) if any ARYA Party or the Company or any of its Affiliates directs all or any portion of the proceeds from any of the foregoing financings to pay any fees, costs or expenses, such proceeds will, for the avoidance of doubt, be deemed received pursuant to this definition and will constitute “Aggregate Financing Proceeds”.
“Aggregate In-the-Money Option Exercise Price” means the aggregate exercise price that would be paid to the Company in respect of all In-the-Money Options if all such In-the-Money Options were exercised in full immediately prior to the Company Merger Effective Time (without giving effect to any “net” exercise or similar concept).
“Aggregate Transaction Proceeds” means an amount equal to the sum of (a) the aggregate cash proceeds available for release to any ARYA Party (or any designees thereof) from the Trust Account in connection with the transactions contemplated hereby (after giving effect to the ARYA Shareholder Redemption and before giving effect to the payment of any fees, costs or expenses (including, for the avoidance of doubt, any deferred underwriting commissions)) and (b) the Aggregate Financing Proceeds.
“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.
“Allocation Schedule” has the meaning set forth in Section 2.3(a).
“Allocation Schedule Requirements” has the meaning set forth in Section 2.3(b).
“Ancillary Documents” means the Investor Rights Agreement, Sponsor Letter Agreement, the PIPE Subscription Agreements, 2023 Bridge Financing Agreements, 2023 Bridge Financing Notes, the 2024 Bridge Financing Agreement, 2024 Bridge Financing Note, the Convertible Security Subscription Agreements, the HoldCo Convertible Notes, the Company Shareholder Transaction Support Agreements and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby (including the Mergers).
“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the UK Bribery Act 2010 and (c) any other anti-bribery, anti-money laundering or anti-corruption Laws or Orders related to combatting bribery, corruption and money laundering.
“ARYA” has the meaning set forth in the preamble of this Agreement.
“ARYA Acquisition Proposal” means any transaction or series of related transactions under which ARYA or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a “business combination” (as defined in the Governing Documents of ARYA), or (iii) acquires or otherwise purchases all or a material portion of the assets, Equity Securities or businesses of any other Person(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, purchase of assets, tender offer or otherwise). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute an ARYA Acquisition Proposal.
“ARYA Board” has the meaning set forth in the recitals to this Agreement.
“ARYA Board Recommendation” has the meaning set forth in Section 5.8.
“ARYA Class A Shares” means ARYA’s Class A ordinary shares, par value US$0.0001 per share.
“ARYA Class B Shares” means ARYA’s Class B ordinary shares, par value US$0.0001 per share.
“ARYA D&O Persons” has the meaning set forth in Section 5.16(a).
“ARYA Designee” has the meaning set forth in Section 5.18(b).
Ann. A-5

“ARYA Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by ARYA on the date of this Agreement.
“ARYA Expiration Date” means the later of (a) March 2, 2024 or (b) the date (or latest date, in the event of multiple ARYA Extensions) set as the deadline for ARYA to consummate its initial business combination following one or more ARYA Extensions.
“ARYA Extension” has the meaning set forth in Section 5.27.
“ARYA Financial Statements” means all of the financial statements of ARYA included in the ARYA SEC Reports.
“ARYA Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers), and Section 4.6 (other than clause (d) thereof) (Capitalization of the ARYA Parties).
“ARYA Insiders” means collectively, Adam Stone, Michael Altman, Joseph Edelman, Konstantin Poukalov and the Other ARYA Class B Shareholders.
“ARYA Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of the ARYA Parties to consummate the transactions contemplated by this Agreement in accordance with the terms hereof. Notwithstanding the foregoing or anything to the contrary herein, (a) in no event shall (i) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any ARYA Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (i) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (ii) any ARYA Shareholder Redemption, in and of itself, or (iii) any breach of any covenants, agreements or obligations of a Strategic Investor under any Strategic Financing Agreement (including any breach of a Strategic Investor’s (other than ARYA Sponsor and its Affiliates) obligations to fund any amounts thereunder when required), in and of itself, constitute an ARYA Material Adverse Effect and (b) no change, event, effect or occurrence that is generally applicable to “SPACs” shall be taken into account in determining whether an ARYA Material Adverse Effect has occurred or is reasonably likely to occur, except to the extent any such change, event, effect or occurrence has or would reasonably be expected to have a disproportionate adverse effect on ARYA relative to other similarly situated “SPACs”.
“ARYA Merger” has the meaning set forth in the recitals to this Agreement.
“ARYA Merger Consideration” has the meaning set forth in Section 2.1(c)(vii).
“ARYA Merger Effective Time” has the meaning set forth in Section 2.1(c)(ii).
“ARYA Merger Proposal” has the meaning set forth in Section 5.8.
“ARYA Merger Sub” has the meaning set forth in the preamble of this Agreement.
“ARYA Parties” means, collectively, ARYA, HoldCo, ARYA Merger Sub and Company Merger Sub.
“ARYA Plan of Merger” has the meaning set forth in Section 2.1(c)(ii).
“ARYA Related Party” has the meaning set forth in Section 4.9.
“ARYA Related Party Transactions” has the meaning set forth in Section 4.9.
“ARYA SEC Reports” has the meaning set forth in Section 4.7.
“ARYA Shareholder” means a holder of ARYA Class A Shares and/or ARYA Class B Shares as of any determination time prior to the ARYA Merger Effective Time.
“ARYA Shareholder Approval” means, collectively, the Required ARYA Shareholder Approval and the Other ARYA Shareholder Approval.
Ann. A-6

“ARYA Shareholder Redemption” means the right of eligible holders of ARYA Class A Shares to redeem all or a portion of their ARYA Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of ARYA.
“ARYA Shareholders Meeting” has the meaning set forth in Section 5.8.
“ARYA Shares” means, collectively, the ARYA Class A Shares and the ARYA Class B Shares.
“ARYA Sponsor” has the meaning set forth in the recitals to this Agreement.
“Audited Financial Statements” has the meaning set forth in Section 3.4(a).
“Business” means the business of, directly or indirectly, researching, developing, testing, manufacturing, distributing, marketing or selling products, platforms, or services related to cardiac ablation therapeutic (or similar) technologies for the treatment of cardiac disorders or diseases, or any activities, services, products, platforms or businesses incidental or attendant thereto.
“Business Combination Proposal” has the meaning set forth in Section 5.8.
“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York and the Cayman Islands are open for the general transaction of business.
“Cayman Companies Law” means the Companies Act (Revised) of the Cayman Islands.
“CBA” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works council.
“Certificates” has the meaning set forth in Section 2.1(c)(vii).
“Change of Control Payment” means (a) any success, change of control, retention, transaction bonus or other similar payment or amount to any Person as a result of, or in connection with, this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby, excluding any “double trigger” or “multiple trigger” bonus, payment or amount that may become payable when combined with or followed by one or more additional facts, matters or events, or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, or any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction (in the case of each of clause (a) and (b), regardless of whether paid or payable prior to, at or after the Closing or in connection with or otherwise related to this Agreement or any Ancillary Document or one or more circumstances, matters, transactions or events unrelated to this Agreement or the Ancillary Documents).
“Closing” has the meaning set forth in Section 2.2.
“Closing Date” has the meaning set forth in Section 2.2.
“Closing Filing” has the meaning set forth in Section 5.4(b).
“Closing Press Release” has the meaning set forth in Section 5.4(b).
“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.
“Code” means the U.S. Internal Revenue Code of 1986.
“Company” has the meaning set forth in the introductory paragraph to this Agreement.
“Company Acquisition Proposal” means any inquiry, proposal or offer concerning (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, (i) acquires or otherwise purchases the Company and its controlled Affiliates, taken as a whole, or a majority of the voting power or Equity Securities of the Company, or (ii) acquires, is granted, leased or licensed or otherwise purchases all or a material portion of assets, properties or businesses of the Company and its controlled Affiliates, taken as a whole (in the case of each of clause (i) and (ii), whether by merger, consolidation, liquidation, dissolution, recapitalization, reorganization, amalgamation, scheme of arrangement, purchase of assets, share exchange, business combination, purchase or issuance of Equity Securities, tender offer or otherwise), or (b) any issuance, sale or acquisition of any portion of the Equity Securities or voting power or similar investment in the Company or any of its Subsidiaries (other than the issuance of Company Options in accordance with the terms of a Company Equity Plan prior to the Closing).
Ann. A-7

Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or any other transaction with ARYA, the Perceptive Investor or any of their respective Affiliates shall constitute a Company Acquisition Proposal.
“Company Board” has the meaning set forth in the recitals to this Agreement.
“Company Board Recommendation” has the meaning set forth in Section 5.15(a).
“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company.
“Company Certificate of Merger” has the meaning set forth in Section 2.1(d)(ii).
“Company Common Shares” means shares of common stock, par value $0.001 per share, of the Company designated as “Common Stock” pursuant to the Company Certificate of Incorporation.
“Company Convertible Note” means, as of any determination time, each convertible promissory note or similar instrument of the Company that is convertible into, exchangeable for, or that may be satisfied in whole or in part for Equity Securities, including those unsecured convertible promissory notes listed on Section 2.4(a) of the Company Disclosure Schedules. Notwithstanding anything to the contrary herein, the 2023 Bridge Financing Notes and 2024 Bridge Financing Note (and, for the avoidance of doubt, the Holdco Convertible Notes) shall not constitute Company Convertible Notes for purposes of Section 2.4(a) or otherwise.
“Company Convertible Notes Conversion” has the meaning set forth in Section 2.4(a).
“Company D&O Persons” has the meaning set forth in Section 5.17(a).
“Company Designee” has the meaning set forth in Section 5.18(b).
“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to ARYA by the Company on the date of this Agreement.
“Company Equity Award” means, as of any determination time, each Company Option and each other award (including restricted share unit, deferred share unit, share appreciation right, or phantom equity award) to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company that provides rights of any kind to receive any Equity Security, or a payment with respect to the value of any Equity Security, of any Group Company under any Company Equity Plan or otherwise.
“Company Equity Plan” means the Company 2012 Stock Plan, the Company 2022 Stock Plan and each other plan that provides for the award, grant or issuance to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to receive Equity Securities of any Group Company or benefits measured in whole or in part by reference to Equity Securities of any Group Company.
“Company Equityholders” means, collectively, the Company Shareholders, the holders of Company Equity Awards, the holders of Company Convertible Notes, the holders of Company Warrants, and the holders of any other Equity Securities of the Company, as of any determination time prior to the Company Merger Effective Time.
“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a) through Section 3.2(e), and Section 3.2(g) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.4(f) (Financial Statements; Undisclosed Liabilities), Section 3.8(a) and Section 3.8(b)(ii) (Absence of Changes) and Section 3.17 (Brokers).
“Company IT Systems” means all computer systems, Software and hardware, communication systems, servers, network equipment and related documentation, in each case, owned, licensed or leased by a Group Company.
“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that is licensed to any Group Company.
“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Company to consummate the transactions contemplated by this Agreement in accordance with the terms of hereof; provided, however, that, in the case of clause (a), none of the following shall
Ann. A-8

be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or clause (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on the Group Companies relative to other participants operating in the industries or markets in which the Group Companies operate.
“Company Merger” has the meaning set forth in the recitals to this Agreement.
“Company Merger Effective Time” has the meaning set forth in Section 2.1(d)(ii).
“Company Merger Sub” has the meaning set forth in the preamble of this Agreement.
“Company Option” means, as of any determination time, each option to purchase Company Common Shares that is outstanding and unexercised, whether granted under a Company Equity Plan or otherwise.
“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by the Group Companies.
“Company Preferred Shares” means, collectively, the Company Series A Preferred Shares, the Company Series B Preferred Shares, the Company Series C Preferred Shares, the Company Series D Preferred Shares and the Company Series E Preferred Shares.
“Company Preferred Shares Conversion” has the meaning set forth in Section 2.4(b).
“Company Product” means iCLAS Cryoablation Console, Adagio iCLAS Cryoablation Catheter and Shaped Stylet, Adagio Esophageal Warming Balloon Catheter, and each other platform, product, product and/or product candidate, medical device or technology that is being researched, tested, developed, manufactured, distributed, used, marketed or sold by or on behalf of the Group Companies.
“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed by or in the name of any Group Company.
“Company Related Party” has the meaning set forth in Section 3.19.
“Company Related Party Transactions” has the meaning set forth in Section 3.19.
Ann. A-9

“Company Series A Preferred Shares” means shares of preferred stock, par value $0.001 per share, of the Company designated as “Series A Preferred Stock” pursuant to the Company Certificate of Incorporation.
“Company Series B Preferred Shares” means shares of preferred stock, par value $0.001 per share, of the Company designated as “Series B Preferred Stock” pursuant to the Company Certificate of Incorporation.
“Company Series C Preferred Shares” means shares of preferred stock, par value $0.001 per share, of the Company designated as “Series C Preferred Stock” pursuant to the Company Certificate of Incorporation.
“Company Series D Preferred Shares” means shares of preferred stock, par value $0.001 per share, of the Company designated as “Series D Preferred Stock” pursuant to the Company Certificate of Incorporation.
“Company Series E Preferred Shares” means shares of preferred stock, par value $0.001 per share, of the Company designated as “Series E Preferred Stock” pursuant to the Company Certificate of Incorporation.
“Company Shareholder Transaction Support Agreements” has the meaning set forth in the recitals to this Agreement.
“Company Shareholder Written Consent” has the meaning set forth in Section 5.15(a).
“Company Shareholder Written Consent Deadline” has the meaning set forth in Section 5.15(a).
“Company Shareholders” means, collectively, the holders of Company Shares as of any determination time prior to the Company Merger Effective Time.
“Company Shareholders Agreements” mean, collectively, (a) the Company Third Amended and Restated Voting Agreement, dated November 9, 2020, by and among the Company and the Company Shareholders party thereto, (b) the Company Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated November 9, 2020, by and among the Company and the Company Shareholders party thereto and (c) the Company Fourth Amended and Restated Investors’ Rights Agreement, dated November 9, 2020, by and among the Company and the Company Shareholders party thereto.
“Company Shares” means, collectively, the Company Preferred Shares, the Company Common Shares, and any Company Common Shares issuable in respect of any Company Warrant or any Company Convertible Note.
“Company Warrant Exercise” has the meaning set forth in Section 2.4(e).
“Company Warrants” means, as of any determination time, each warrant (or similar instrument) to purchase Company Shares that is outstanding, including those listed on Section 2.4(d) of the Company Disclosure Schedules.
“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement, dated as of February 28, 2023, by and between the Company and ARYA.
“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.
“Continuation Period” has the meaning set forth in Section 5.23(a).
“Continuing Employee” has the meaning set forth in Section 5.23(a).
“Contract” or “Contracts” means any agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.
“Convertible Security Financing” has the meaning set forth in the recitals to this Agreement.
“Convertible Security Investors” has the meaning set forth in the recitals to this Agreement.
“Convertible Security Subscription Agreements” has the meaning set forth in the recitals to this Agreement.
“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.
“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.
“Creator” has the meaning set forth in Section 3.13(d).
“Designated Material Contracts” has the meaning set forth in Section 5.1(b)(vii).
Ann. A-10

“DGCL” has the meaning set forth in the recitals to this Agreement.
“Dissenting ARYA Shareholder” has the meaning set forth in Section 2.6(b).
“Dissenting ARYA Shares” has the meaning set forth in Section 2.6(b).
“Dissenting Company Shareholder” has the meaning set forth in Section 2.6(a).
“Dissenting Company Shares” has the meaning set forth in Section 2.6(a).
“DPA” has the meaning set forth in Section 4.18.
“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), each severance, gratuity, termination indemnity, incentive or bonus, retention, change in control, deferred compensation, profit sharing, retirement, welfare, post-employment welfare, vacation or paid-time-off, stock purchase, stock option or equity incentive plan, program, policy, Contract or arrangement and each other benefit or compensatory plan, program, policy or Contract that any Group Company maintains, sponsors, contributes to or is required to contribute to, or under or with respect to which any Group Company has any Liability or with respect to which any Group Company has or could reasonably be expected to have any Liability, other than any plan required by applicable Law that is sponsored or maintained by a Governmental Entity.
“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety.
“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.
“Equity Value” means $24,000,000.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Exchange Act” means the Securities Exchange Act of 1934.
“Exchange Agent” has the meaning set forth in Section 2.5(a).
“Exchange Agent Agreement” has the meaning set forth in Section 2.5(a).
“Exchange Fund” has the meaning set forth in Section 2.5(d).
“Exchange Ratio” means (a) the Adjusted Equity Value Per Share, divided by (b) the HoldCo Share Value.
“FDA” means the U.S. Food and Drug Administration.
“FDCA” has the meaning set forth in Section 3.24(b).
“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.
“First Surviving Company” has the meaning set forth in Section 2.1(c)(i).
“First Surviving Company Governing Documents” has the meaning set forth in Section 2.1(c)(iv).
“Foreign Benefit Plan” means each Employee Benefit Plan maintained by any of the Group Companies for its current or former employees, officers, directors or other individual service providers located outside of the United States.
“Fully-Diluted Company Capitalization” means, without duplication, the sum of (a) the aggregate number of Company Shares outstanding as of immediately prior to the Company Merger Effective Time (and after, for the avoidance of doubt, giving effect to (i) the Company Preferred Shares Conversion, (ii) the termination or net exercise of the Company Warrants pursuant to Section 2.4(e), and (iii) the Company Convertible Notes Conversion), and (b) the aggregate number of Company Shares subject to In-the-Money Options as of immediately prior to the Company Merger Effective Time.
Ann. A-11

“Fully-Diluted HoldCo Closing Capitalization” means, without duplication, the sum of (a) number of HoldCo Shares outstanding immediately after the Company Merger Effective Time, (b) the number of HoldCo Shares that are subject to Rollover In-the-Money Options and deemed to be outstanding based on the application of the treasury share method, and (c) the Earn-Out Shares (as defined in the Sponsor Letter Agreement).
“GAAP” means United States generally accepted accounting principles.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation and the “Governing Documents” of a Cayman Islands exempted company are its memorandum and articles of association.
“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including notified bodies as well as any arbitral tribunal (public or private). For the avoidance of doubt, any institutional review board, ethics committee, data monitoring committee, or other committee or entity with authority with respect to any activities or Company Products that are subject to Medical Devices Laws or any Healthcare Regulatory Authorities shall constitute a Governmental Entity.
“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries.
“Hazardous Substance” means any material, substance or waste that is regulated by, or may give rise to standards of conduct or Liability pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.
“Healthcare Regulatory Authority” means any Governmental Entity with jurisdiction over (a) the research, development, marketing, labeling, sale, distribution, use, handling and control, safety, efficacy, reliability, manufacturing, approval, licensing of any drug or medical device, (b) federal healthcare programs, (c) commercial or private insurance entities or companies or (d) the protection of personal or health information. For the avoidance of doubt the FDA, the Centers for Medicare & Medicaid Services, the U.S. Department of Justice, the U.S. Department of Health and Human Services, Office of Civil Rights, State Departments of Insurance, and the Federal Trade Commission and their equivalent state, local and foreign entities as well as notified bodies shall each constitute a Healthcare Regulatory Authority.
“HoldCo” has the meaning set forth in the preamble of this Agreement.
“HoldCo Board” means the meaning set forth in the recitals to this Agreement.
“HoldCo Convertible Notes” has the meaning set forth in the recitals to this Agreement.
“HoldCo Incentive Equity Plan” has the meaning set forth in Section 5.21.
“HoldCo Share Value” means $10.00.
“HoldCo Shares” means shares of common stock, par value $0.0001 per share, of HoldCo.
“HoldCo Warrants” means warrants to purchase HoldCo Shares.
“HSR Act” means the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“In-the-Money Option” means each Vested Company Option with an aggregate value (based on the Adjusted Equity Value) that exceeds the aggregate exercise price of such Company Option.
“Incentive Stock Option” means a Company Option intended to be an “incentive stock option” (as defined in Section 422 of the Code).
“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for
Ann. A-12

borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.
“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not, (e) rights in or to Software or other technology; and (f) any other intellectual or similar proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.
“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.
“Investment Company Act” means the Investment Company Act of 1940.
“Investor Rights Agreement” has the meaning set forth in the recitals to this Agreement.
“IPO” has the meaning set forth in Section 8.18.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.
“Key Employee Incentive Plan” has the meaning set forth in Section 5.20.
“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).
“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law and, if applicable, fiduciary or similar duties), act, statute, ordinance, treaty, rule, code, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.
“Leased Real Property” has the meaning set forth in Section 3.18(b).
“Letter of Transmittal” means the letter of transmittal, in a form to be mutually agreed between ARYA and the Company (such agreement not to be unreasonably withheld, conditioned or delayed).
“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.
“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).
“Lookback Date” means January 1, 2022.
“Marks” has the meaning set forth in the definition of Intellectual Property Rights.
“Material Contracts” has the meaning set forth in Section 3.7(a).
Ann. A-13

“Material Permits” has the meaning set forth in Section 3.6.
“Material Supplier” has the meaning set forth in Section 3.21.
“Medical Devices Laws” means all applicable Laws relating to the development, design, pre-clinical testing, clinical testing, approval or clearance, manufacture, production, analysis, distribution, placing on the market, putting into service, importation, exportation, use, handling, quality, sale, advertising or promotion of any drug, biologic, medical device or electronic product (including medical devices regulated by FDA as electronic products and any ingredient or component of the foregoing products) subject to regulation under the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) and its implementing regulations, or similar federal, state or foreign Laws, including the Medical Devices Directive 93/42/EEC and the Medical Devices Regulation (EU) 2017/745.
“Mergers” has the meaning set forth in the Recitals.
“Multiemployer Plan” has the meaning set forth in Section (3)(37) or Section 4001(a)(3) of ERISA.
“Nasdaq” means the Nasdaq Capital Market.
“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis under standard terms and conditions.
“Officers” has the meaning set forth in Section 5.18(d).
“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.
“Other ARYA Class B Shareholders” means, collectively, Todd Wider, Leslie Trigg and Michael Henderson.
“Other ARYA Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of ARYA Shares entitled to vote thereon, whether in person or by proxy at the ARYA Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of ARYA and applicable Law.
“Other Transaction Proposal” means each Transaction Proposal, other than the Business Combination Proposal and the ARYA Merger Proposal.
“Parties” has the meaning set forth in the introductory paragraph to this Agreement.
“Patents” has the meaning set forth in the definition of Intellectual Property Rights.
“PCAOB” means the Public Company Accounting Oversight Board.
“Perceptive” means Perceptive Advisors, LLC, a Delaware limited liability company.
“Perceptive Investor” has the meaning set forth in the recitals to this Agreement.
“Permits” means any approvals, authorizations, clearances, declarations of conformity, licenses, registrations, permits or certificates of a Governmental Entity.
“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet delinquent or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with, as applicable, any of the Group Companies’ or ARYA’s use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company or ARYA, as applicable, and do not prohibit or materially interfere with any of, as applicable, the Group Companies’ or ARYA’s use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the
Ann. A-14

performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) grants by any Group Company or ARYA, as applicable, of non-exclusive rights in Intellectual Property Rights in the ordinary course of business consistent with past practice and (g) other Liens that do not materially and adversely affect the value, use or operation of the asset subject thereto.
“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity, or Governmental Entity.
“Personal Data” means any data or information that (a) can, alone or when combined with other information, identify a natural person, or (b) is otherwise classified as “personal data,” “personal information,” “personally identifiable information” (or any similar term) subject to Privacy Laws or Privacy and Data Security Policies.
“PIPE Financing” has the meaning set forth in the recitals to this Agreement.
“PIPE Investors” has the meaning set forth in the recitals to this Agreement.
“PIPE Subscription Agreements” has the meaning set forth in the recitals to this Agreement.
“PNO” has the meaning set forth in Section 3.25(a).
“Post-Closing Benefit Plan” has the meaning set forth in Section 5.23(b).
“Post-Closing HoldCo Bylaws” has the meaning set forth in Section 2.1(b).
“Post-Closing HoldCo Certificate of Incorporation” has the meaning set forth in Section 2.1(b).
“Pre-Closing ARYA Articles of Association” means the Amended and Restated Articles of Association of ARYA, adopted as of February 24, 2021, as amended during the extraordinary general meeting of shareholders of ARYA held on February 28, 2023.
“Pre-Closing ARYA Governing Documents” means, collectively, the Pre-Closing ARYA Articles of Association and Pre-Closing ARYA Memorandum of Association.
“Pre-Closing ARYA Memorandum of Association” means the Amended and Restated Memorandum of Association of ARYA, adopted as of February 24, 2021, as amended during the extraordinary general meeting of shareholders of ARYA held on February 28, 2023.
“Privacy and Data Security Policies” has the meaning set forth in Section 3.20(a).
“Privacy Laws” means Laws in any jurisdiction relating to the Processing or protection of Personal Data, including the European Union General Data Protection Regulation 2016/679, the e-Privacy Directive (2002/58/ED) and including any predecessor, successor or implementing legislation of the foregoing, and any amendments or re-enactments of the foregoing.
“Proceeding” means any lawsuit, litigation, action, audit, examination or investigation, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.
“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).
“Prospectus” has the meaning set forth in Section 8.18.
“Public Shareholders” has the meaning set forth in Section 8.18.
“Public Software” means any Software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.
Ann. A-15

“Real Property Leases” means all leases, sub-leases, licenses, concessions or other agreements, in each case, pursuant to which any Group Company leases or sub-leases any real property.
“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.
“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus of HoldCo and proxy statement of ARYA.
“Regulatory Permits” means all Permits granted by any Healthcare Regulatory Authority or comparable Governmental Entity and/or notified bodies, including biomarker qualification determinations, drug development tool qualifications, investigational new drug applications, new drug applications, abbreviated new drug applications, device premarket approval applications, device premarket notifications, EC certificates, EC declarations of conformity, investigational device exemptions, and other comparable national or foreign manufacturing approvals and authorizations.
“Representatives” means (a) with respect to any Party or other Person (in each case, other than the Company prior to the Closing), such Party’s or Person’s, as applicable, Affiliates and its and such Affiliates’ respective directors, officers, employees, members, owners, accountants, consultants, advisors, attorneys, agents and other representatives, and (b) with respect to the Company prior to the Closing, the Company’s Affiliates and the Company’s and its Affiliates’ respective equityholders, directors, officers, employees, members, owners, accountants, consultants, advisors, attorneys, agents and other representatives.
“Required ARYA Shareholder Approval” means the approval of the Business Combination Proposal and the ARYA Merger Proposal by the affirmative vote of the holders of the requisite number of ARYA Shares entitled to vote thereon, whether in person or by proxy at the ARYA Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of ARYA and applicable Law.
“Required Company Financial Statements” means, collectively, (a) the Audited Financial Statements, (b) Unaudited Financial Statements and (c) each of the other financial statements or similar reports of the Group Companies required, as a result of the passage of time or otherwise, to be included in the Registration Statement / Proxy Statement or any other filings to be made by HoldCo, the Group Companies or ARYA with the SEC in connection with the transactions contemplated in this Agreement or any other Ancillary Document.
“Requisite Company Shareholder Approval” has the meaning set forth in Section 5.15(a).
“Requisite Preferred Majority” means the holders of a majority of the outstanding Company Preferred Shares, whose vote or prior written consent is required for the automatic conversion of Company Preferred Shares into Company Common Shares pursuant to Article V, Section 4(b) of the Company Certificate of Incorporation.
“Rollover In-the-Money Option” has the meaning set forth in Section 2.4(c).
“Sanctioned Country” means any jurisdiction that is, or has been since the Lookback Date, the subject or target of a comprehensive embargo under Sanctions and Export Control Laws, including Cuba, Iran, North Korea, Sudan, Syria, Venezuela, and the Crimea region and so-called Donetsk People’s Republic (DNR) and Luhansk People’s Republic (LNR) regions of Ukraine.
“Sanctioned Person” means any Person subject to or the target of sanctions or restrictions Sanctions and Export Control Laws, including (a) any Person listed on any U.S. or applicable non-U.S. sanctions- or export-related restricted persons list, including the Specially Designated Nationals and Blocked Persons List maintained by OFAC; (b) any Person organized, resident, or located in a Sanctioned Country; (c) any Person in which a Person described in clauses (a)-(b) otherwise controls or directly or indirectly owns a 50% or greater interest; or (d) any Person with which U.S. Persons are otherwise prohibited from doing business under Sanctions and Export Control Laws.
“Sanctions and Export Control Laws” means any Law or Order related to export, reexport, transfer (in-country), import, and provision of goods (including technical data and technology) and services, including (a) any applicable Law or Order relating to economic or trade sanctions, including the regulations administered and enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury; (b) the U.S. Export Administration Regulations; (c) the International Traffic in Arms Regulations; (d) the Foreign Trade Regulations; (e) the Laws
Ann. A-16

administered by the U.S. Customs and Border Protection; (f) any other applicable Laws relating to the export, reexport, transfer, and import activities of the Company in or economic or trade sanctions administered by the European Union, any European Union Member State, the United Nations, and His Majesty’s Treasury of the United Kingdom; or (g) anti-boycott measures.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“Schedules” means, collectively, the Company Disclosure Schedules and the ARYA Disclosure Schedules.
“SEC” means the U.S. Securities and Exchange Commission.
“Second Surviving Company” has the meaning set forth in Section 2.1(d)(i).
“Securities Act” means the U.S. Securities Act of 1933, as amended.
“Securities Laws” means, collectively, the Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.
“Security Incident” means actions that result in an actual, suspected, alleged or potentially likely cyber or security incident that could have an adverse effect on a Company IT System, Personal Data or any Company trade secret (including any processed, stored, or transmitted thereby or contained therein), including an occurrence that actually or potentially likely jeopardizes the confidentiality, integrity, or availability of a Company IT System, Personal Data or any Company trade secret. A Security Incident includes incidents of security breaches or intrusions, denial of service, or unauthorized entry, access, collection, use, Processing, storage, sharing, distribution, transfer, disclosure, or destruction of, any Company IT Systems, Personal Data or Company trade secrets, or any loss, distribution, compromise or unauthorized disclosure of any of the foregoing.
“Signing Filing” has the meaning set forth in Section 5.4(b).
“Signing Press Release” has the meaning set forth in Section 5.4(b).
“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.
“Solvent” means, with respect to the Group Companies as of any date of determination, that, as of such date, the Group Companies (a) are able to pay all Indebtedness as it becomes due, have capital sufficient to carry on their business as presently conducted and proposed to be conducted, and own property and assets which have both a fair value and a fair saleable value in excess of the amount required to pay all Indebtedness as it becomes due, and (b) have not (i) defaulted on or otherwise failed to pay its Indebtedness when due or are otherwise in default or breach in respect of any of its Indebtedness, (ii) agreed to, requested or adopted (A) any moratorium or suspension of payment of any Indebtedness, or (B) the appointment of a receiver, administrator, liquidator, assignee, trustee or other similar officer with respect to the Company or any of its Subsidiaries or any of their respective assets, businesses or properties, (iii) made any assignment for the benefit of creditors or an admission in writing of the inability of the Company or any of its Subsidiaries to pay its debts as they become due, or (iv) done any other thing under any applicable Law relating to bankruptcy or insolvency with similar effect as any of the foregoing (i) through (iii).
“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.
“Strategic Financing Agreements” means, collectively, the PIPE Subscription Agreements, the 2023 Bridge Financing Agreements, the 2023 Bridge Financing Notes, 2024 Bridge Financing Agreement, the 2024 Bridge Financing Note, the Convertible Security Subscription Agreements and any other agreements entered into or to be entered into by a Strategic Investor, on the one hand, and any of the ARYA Parties and/or the Company, on the other hand, in each case in connection with the PIPE Financing, the 2023 Bridge Financing, the 2024 Bridge Financing or the Convertible Security Financing, as applicable.
“Strategic Investors” means, collectively, the PIPE Investors, the Convertible Security Investors, and the Perceptive Investor.
Ann. A-17

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of Equity Securities entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.
“Supporting Company Shareholders” has the meaning set forth in the recitals to this Agreement.
“SVB” means Silicon Valley Bank, a division of First-Citizen Bank & Trust Company (successor by purchase to the Federal Deposit Insurance Corporation as Receiver for Silicon Valley Bridge Bank N.A. (as successor to Silicon Valley Bank)).
“SVB Credit Agreement” means that certain Loan and Security Agreement, dated as of February 3, 2023, by and between the Company and SVB.
“SVB Payoff Letter” has the meaning set forth in Section 5.2(a).
“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, national health insurance, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever imposed by any Governmental Entity, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto.
“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.
“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes filed or required to be filed with any Governmental Entity, including any amendment of any of the foregoing.
“Termination Date” has the meaning set forth in Section 7.1(d).
“Transaction Litigation” has the meaning set forth in Section 5.2(d).
“Transaction Proposals” has the meaning set forth in Section 5.8.
“Treasury Regulations” means the regulations promulgated under the Code by the Internal Revenue Service and United States Department of Treasury.
“Trust Account” has the meaning set forth in Section 8.18.
“Trust Account Released Claims” has the meaning set forth in Section 8.18.
“Trust Agreement” has the meaning set forth in Section 4.8.
“Trustee” has the meaning set forth in Section 4.8.
“Unaudited Financial Statements” means the unaudited consolidated balance sheets of the Group Companies as of September 30, 2023 and September 30, 2022, and the related unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for the nine-month periods then ended.
Ann. A-18

“Vested Company Option” means each Company Option outstanding as of immediately prior to the Company Merger Effective Time that is vested as of such time or will vest in connection with, or after taking into account the effect of, the consummation of the transactions contemplated hereby (whether at the Company Merger Effective Time or otherwise).
“Waived 280G Benefits” has the meaning set forth in Section 5.25.
“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as similar foreign, state or local Laws.
ARTICLE 2
MERGERS
Section 2.1 Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:
(a) ARYA Shareholder Redemption. On the Closing Date, prior to the ARYA Merger Effective Time, ARYA shall cause each ARYA Share that an ARYA Shareholder has timely and validly elected to redeem (pursuant to the exercise of such holder’s right to an ARYA Shareholder Redemption), to be redeemed, in each case, on the terms and subject to the conditions set forth in ARYA’s Governing Documents.
(b) HoldCo Governing Documents. Prior to the ARYA Merger Effective Time, ARYA and HoldCo shall cause (i) HoldCo to file with the Delaware Secretary of State, an amended and restated certificate of incorporation of HoldCo, in a form to be mutually agreed between ARYA and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Post-Closing HoldCo Certificate of Incorporation”), and (ii) the board of directors of HoldCo to approve and adopt amended and restated bylaws of HoldCo, in a form to be mutually agreed between ARYA and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Post-Closing HoldCo Bylaws”). Following the Closing, HoldCo’s name will be changed to “Adagio Medical, Inc.”, provided that if such name is not available in Delaware or HoldCo is otherwise unable to change its name to “Adagio Medical, Inc.” in Delaware, it shall cause its name to be changed to such other name mutually agreed to by ARYA and the Company (such agreement not to be unreasonably withheld, conditioned or delayed). The Post-Closing HoldCo Certificate of Incorporation and the Post-Closing HoldCo Bylaws shall be the Governing Documents of HoldCo from and after the filing of the Post-Closing HoldCo Certificate of Incorporation until such time that any such Governing Documents are amended, restated, supplemented or otherwise modified in accordance with the underlying terms thereof and applicable Law.
(c) The ARYA Merger.
(i) On the terms and subject to the conditions set forth in this Agreement and the ARYA Plan of Merger and in accordance with the Cayman Companies Law, as promptly as practicable on the Closing Date, ARYA Merger Sub shall merge with and into ARYA at the ARYA Merger Effective Time. At and following the ARYA Merger Effective Time, the separate existence of ARYA Merger Sub shall cease and ARYA shall continue as the surviving company of the ARYA Merger (the “First Surviving Company”).
(ii) On the Closing Date HoldCo, ARYA and ARYA Merger Sub shall cause the ARYA Merger to be consummated by executing and filing with the Registrar of Companies of the Cayman Islands, the plan of merger substantially in the form to be agreed between ARYA and the Company (which shall, without limitation, include the particulars required pursuant to the Cayman Companies Law) (the “ARYA Plan of Merger”) and such other documents as may be required in accordance with the applicable provisions of the Cayman Companies Law or by any other applicable Law to make the ARYA Merger effective. The ARYA Merger shall become effective on the date and at the time at which the ARYA Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later date and/or time as ARYA and ARYA Merger Sub may agree and specify pursuant to the Cayman Companies Law (the time the ARYA Merger becomes effective being referred to herein as the “ARYA Merger Effective Time”).
(iii) The ARYA Merger shall have the effects set forth in this Agreement, the ARYA Plan of Merger and the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the ARYA Merger Effective Time, all of the assets, properties, rights, privileges, powers and franchises of ARYA and ARYA Merger Sub shall vest in the First Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of ARYA and
Ann. A-19

ARYA Merger Sub shall become the debts, liabilities, obligations and duties of the First Surviving Company, in each case, in accordance with the applicable provisions of the Cayman Companies Law.
(iv) At the ARYA Merger Effective Time, the memorandum and articles of association of ARYA, as in effect immediately prior to the ARYA Merger Effective Time, shall be amended and restated in a form to be mutually agreed between ARYA and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) (the “First Surviving Company Governing Documents”) and, as so amended and restated, shall be the Governing Documents of the First Surviving Company on and from the ARYA Merger Effective Time until thereafter changed or amended as provided therein or by applicable Law.
(v) At the ARYA Merger Effective Time, the initial directors and officers of the First Surviving Company shall be the same Persons that are designated as the officers and directors of HoldCo, each to hold office in accordance with the First Surviving Company Governing Documents until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.
(vi) At the ARYA Merger Effective Time, by virtue of the ARYA Merger and without any action on the part of any Party or any other Person, (A) each share of ARYA Merger Sub that is issued and outstanding immediately prior to the ARYA Merger Effective Time shall be automatically cancelled and extinguished and converted into one (1) Class A ordinary share, par value US $0.0001 per share of the First Surviving Company, with the rights, powers and privileges given to such share by the First Surviving Company Governing Documents and the Cayman Companies Law, and shall constitute the only outstanding shares of the First Surviving Company immediately following the ARYA Merger Effective Time and (B) each share of HoldCo that is issued, outstanding and held by ARYA immediately prior to the ARYA Merger Effective Time shall be automatically cancelled and extinguished, and no consideration shall be paid with respect thereto. Immediately following the ARYA Merger Effective Time, HoldCo shall be the sole and exclusive owner of all shares of the First Surviving Company and the register of members of the First Surviving Company shall be updated at the ARYA Merger Effective Time to reflect the foregoing.
(vii) At the ARYA Merger Effective Time, by virtue of the ARYA Merger and without any action on the part of any Party or any other Person, each ARYA Share (other than any Dissenting ARYA Shares, any ARYA Shares cancelled and extinguished pursuant to Section 2.1(c)(viii) and, for the avoidance of doubt, any ARYA Shares forfeited and surrendered for no consideration by the ARYA Sponsor pursuant to the Sponsor Letter Agreement) issued and outstanding as of immediately prior to the ARYA Merger Effective Time shall be automatically canceled and extinguished and converted into the right to receive one (1) HoldCo Share (cumulatively, the “ARYA Merger Consideration”). From and after the ARYA Merger Effective Time, each ARYA Shareholder’s certificates (the “Certificates”), if any, evidencing ownership of the ARYA Shares and the ARYA Shares held in book-entry form issued and outstanding immediately prior to the ARYA Merger Effective Time (and the holders thereof) shall each cease to have any rights with respect to such ARYA Shares except as otherwise expressly provided for herein or under applicable Law.
(viii) At the ARYA Merger Effective Time, by virtue of the ARYA Merger and without any action on the part of any Party or any other Person, each ARYA Share held immediately prior to the ARYA Merger Effective Time by ARYA as a treasury share or held by any direct or indirect Subsidiary of ARYA immediately prior to the ARYA Merger Effective Time shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.
(d) The Company Merger.
(i) On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date, Company Merger Sub shall merge with and into the Company at the Company Merger Effective Time. Following the Company Merger Effective Time, the separate existence of Company Merger Sub shall cease and the Company shall continue as the surviving company of the Company Merger (the “Second Surviving Company”).
(ii) On the Closing Date promptly following the consummation of the ARYA Merger, the Parties shall cause the Company Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger (the “Company Certificate of Merger”) in the form required by, and otherwise in accordance with the relevant provisions of, the DGCL. The Company Merger shall
Ann. A-20

become effective on the date and at the time at which the Company Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as may be agreed by the Company and Company Merger Sub and specified in the Company Certificate of Merger (the time the Company Merger becomes effective being referred to herein as the “Company Merger Effective Time”).
(iii) The Company Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Company Merger Sub shall vest in the Second Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Company Merger Sub shall become the debts, liabilities, obligations and duties of the Second Surviving Company, in each case, in accordance with the DGCL.
(iv) At the Company Merger Effective Time, the Governing Documents of the Company, as in effect immediately prior to the Company Merger Effective Time, shall be amended and restated in a form to be mutually agreed between ARYA and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) and, as so amended and restated, shall be the Governing Documents of the Second Surviving Company, until thereafter changed or amended as provided therein or by applicable Law.
(v) At the Company Merger Effective Time, the directors and officers of the Company immediately prior to the Company Merger Effective Time shall be the initial directors and officers of the Second Surviving Company, each to hold office in accordance with the Governing Documents of the Second Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.
(vi) At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any Party or any other Person, each share of capital stock of Company Merger Sub that is issued and outstanding immediately prior to the Company Merger Effective Time shall be automatically cancelled and extinguished and converted into one (1) share of common stock, par value $0.001 per share, of the Second Surviving Company.
(vii) At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any Party or any other Person, each Company Share (other than any Dissenting Company Shares and the Company Shares cancelled and extinguished pursuant to Section 2.1(d)(viii)) issued and outstanding as of immediately prior to the Company Merger Effective Time shall be automatically canceled and extinguished and converted into the right to receive a number of Holdco Shares equal to the Exchange Ratio. From and after the Company Merger Effective Time, each Company Shareholder’s Certificates, if any, evidencing ownership of the Company Shares and the Company Shares held in book-entry form issued and outstanding immediately prior to the Company Merger Effective Time shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law.
(viii) At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Company Merger Effective Time by the Company as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.
Section 2.2 Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date and/or time as ARYA and the Company may agree in writing.
Section 2.3 Company Allocation Schedule.
(a) At least three (3) Business Days prior to the Closing Date, the Company shall deliver to ARYA and HoldCo an allocation schedule (the “Allocation Schedule”) (x) setting forth: (i) (A) the number and type of Company Shares held by each Company Shareholder and the number of Company Common Shares that will be
Ann. A-21

held by each such Company Shareholder after giving effect to the conversion of the Company Preferred Shares pursuant to Section 2.4(b), (B) the number and type of Company Shares subject to each Company Warrant held by each holder thereof and the number and type of Company Shares that will be held by each such holder after giving effect to the exercise or termination of Company Warrants pursuant to Section 2.4(e), (C) the number and type of Company Shares subject to each Company Option held by each holder thereof that is outstanding and whether such Company Option will be an In-the-Money Option as of immediately prior to the Company Merger Effective Time, (D) the number and type of Company Shares that will be held by each holder of Company Convertible Notes after giving effect to the Company Convertible Notes Conversion pursuant to Section 2.4(a), as well as, in each case, reasonably detailed calculations with respect to the components and subcomponents thereof (including any conversion, exchange (or similar) ratio on which such calculations are based); (ii) in the case of the Company Options and the Company Warrants, the exercise (or similar) price and, if applicable, the exercise (or similar) date; and (iii) (A) the Adjusted Equity Value, the Adjusted Transaction Share Consideration, the Fully-Diluted Company Capitalization and the Exchange Ratio, as well as, in each case, reasonably detailed calculations of the components and subcomponents thereof, (B) the portion of the Adjusted Transaction Share Consideration allocated to each In-the-Money Option pursuant to Section 2.4(c) and the exercise price of each Rollover In-the-Money Option at the Company Merger Effective Time determined pursuant to Section 2.4(c), as well as, in each case, reasonably detailed calculations of the components and subcomponents thereof, and (C) the portion of the Adjusted Transaction Share Consideration allocated to each holder of Company Common Shares pursuant to Section 2.1(d)(vii) (including, for the avoidance of doubt, each Company Common Share that is issued in connection with the Company Preferred Shares Conversion, the Company Warrant Exercise and the Company Convertible Notes Conversion), as well as, in each case, reasonably detailed calculations with respect to the components and subcomponents thereof; and that includes (y) a certification duly executed by an authorized officer of the Company, in his or her capacity as an officer of the Company and not in his or her individual capacity, that the information and calculations delivered pursuant to this Section 2.3(a) are, and will be as of immediately prior to the Company Merger Effective Time, (i) true and correct in all respects (other than de minimis inaccuracies of which the Company does not have knowledge), and (ii) in accordance with the Allocation Schedule Requirements.
(b) The Allocation Schedule (and the calculations and determinations contained therein) will be prepared by the Company in accordance with (i) the applicable provisions of this Agreement, the Governing Documents of the Company, the Company Shareholders Agreements and applicable Laws, (ii) in the case of the Company Options, in accordance with the applicable Company Equity Plan and any applicable grant or similar agreement with respect to each Company Option, (iii) in the case of the Company Warrants, any applicable warrant or similar agreement with respect to each such Company Warrant, and (iv) in the case of the Company Convertible Notes, each such Company Convertible Note (clauses (i) through (iv), collectively, the “Allocation Schedule Requirements”). The Company will review any comments to the Allocation Schedule provided by ARYA, ARYA Sponsor or any of their respective Representatives and consider in good faith and incorporate any reasonable comments proposed by ARYA or any of its Representatives.
(c) Notwithstanding the foregoing or anything to the contrary herein, (i) the aggregate number of HoldCo Shares that each Company Equityholder will have a right to receive (and/or to otherwise be allocated in respect of any other Equity Securities of the Company prior to the Closing (including, for the avoidance of doubt, in respect of any Company Convertible Notes and any Company Warrants)) under this Agreement will be rounded down to the nearest whole share, and (ii) in no event shall the aggregate number of HoldCo Shares set forth on the Allocation Schedule that are allocated to holders of Company Shares, Company Warrants, In-the-Money Options, and Company Convertible Notes, or to be received or otherwise granted in respect of the Equity Securities of the Company, exceed (A) the Adjusted Transaction Share Consideration minus (B) the portion of the Adjusted Transaction Share Consideration that would be allocated to Company Shares pursuant to Section 2.1(d)(vii) but for such Company Shares being Dissenting Company Shares (it being further understood and agreed, for the avoidance of doubt, that in no event shall any portion of the Adjusted Transaction Share Consideration described in this clause (B) be allocated to any other holder of Equity Securities of the Company and shall instead not be allocated at the Closing or otherwise, except solely in the circumstances described in Section 2.6).
(d) For the avoidance of doubt, (i) the 2023 Bridge Financing Notes shall not be included in the allocation of the Adjusted Transaction Share Consideration and shall be converted into HoldCo Shares and HoldCo Warrants pursuant to the 2023 Bridge Note Exchange, and (ii) the 2024 Bridge Financing Note shall not be
Ann. A-22

included in the allocation of the Adjusted Transaction Share Consideration and shall be converted into HoldCo Convertible Notes and HoldCo Warrants pursuant to the 2024 Bridge Note Exchange. The ARYA Parties and the Exchange Agent will be entitled to rely upon the Allocation Schedule for purposes of allocating the transaction consideration to the Company Equityholders under this Agreement or under the Exchange Agent Agreement, as applicable, other than de minimis inaccuracies of which the Company does not have knowledge.
Section 2.4 Conversion of Company Preferred Shares, Treatment of Company Options, Company Warrants, and Convertible Notes.
(a) On the Closing Date, prior to the Company Preferred Shares Conversion and the Company Merger Effective Time, the Company shall cause the Company Convertible Notes to be automatically and fully converted into the number of Company Shares set forth on the Allocation Schedule in accordance with the terms of such Company Convertible Notes and such Company Convertible Notes (including the outstanding principal amount of, and all accrued and unpaid interest on such Company Convertible Notes) shall be canceled, satisfied, extinguished, discharged and retired in connection with such conversion and shall (after giving effect to the Company Preferred Shares Conversion pursuant to Section 2.4(b), to the extent applicable) be entitled only to the consideration set forth in Section 2.1(d)(vii) based upon the number of Company Common Shares held by such holder after giving effect to this Section 2.4(a) and the Company Preferred Shares Conversion (the “Company Convertible Notes Conversion”). From and after such Company Convertible Notes Conversion, any notes evidencing such Company Convertible Notes shall no longer be outstanding and shall automatically be canceled, satisfied, extinguished, discharged and retired and shall cease to exist, and the holder thereof shall cease to have any rights with respect thereto, other than, for the avoidance of doubt, as expressly provided herein.
(b) On the Closing Date, prior to the Company Merger Effective Time, the Company shall cause each Company Preferred Share that is issued and outstanding immediately prior to the Company Merger Effective Time to be automatically converted into and become a number of Company Common Shares in accordance with the terms of Article V, Section 4 of the Company Certificate of Incorporation (the “Company Preferred Shares Conversion”), and each such Company Preferred Share shall no longer be issued and outstanding and shall automatically be canceled, extinguished, retired and shall cease to exist, and each holder of Company Preferred Shares shall thereafter cease to have any rights with respect to such Company Preferred Shares, other than, for the avoidance of doubt, with respect to the Company Common Shares into which such Company Preferred Shares have been converted and then as expressly provided herein.
(c) At the Company Merger Effective Time, by virtue of the Company Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 2.4(g)), each In-the-Money Option shall automatically cease to represent the right to purchase Company Common Shares and shall be canceled and extinguished in exchange for an option to purchase HoldCo Shares (each, a “Rollover In-the-Money Option”) with the number of HoldCo Shares, exercise price thereof and the other terms and conditions determined pursuant to this Section 2.4(c). Each Rollover In-the-Money Option shall be (i) be exercisable for, and represent the right to purchase, a number of Holdco Shares equal to (A) the number of Company Common Shares subject to the corresponding In-the-Money Option immediately prior to the Company Merger Effective Time, multiplied by (B) the Exchange Ratio, and (ii) have an exercise price per Holdco Share (rounded up to the nearest whole cent) subject to such Rollover In-the-Money Option equal to (A) the exercise price per Company Common Share applicable to the corresponding In-the-Money Option immediately prior to the Company Merger Effective Time, divided by (B) the Exchange Ratio. Each Rollover In-the-Money Option shall otherwise be subject to the same terms and conditions (including applicable expiration and forfeiture provisions) that applied to the corresponding In-the-Money Option immediately prior to the Company Merger Effective Time, except for (I) terms rendered inoperative by reason of the transactions contemplated by this Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that are subject to any such option) and (II) such other immaterial administrative or ministerial changes as the HoldCo Board (or the compensation committee of the HoldCo Board) may determine in good faith are appropriate to effectuate the administration of the Rollover In-the-Money Options. Such conversion shall occur in a manner intended to comply with (x) the requirements of Section 409A of the Code and (y) in the case of any Rollover In-the-Money Option that is an Incentive Stock Option, the requirements of Section 424 of the Code.
Ann. A-23

(d) At the Company Merger Effective Time, by virtue of the Company Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 2.4(g)), each Company Equity Award (other than the In-the-Money Options as contemplated hereby) shall no longer be outstanding and shall automatically be canceled and extinguished for no consideration and each holder thereof shall cease to have any rights with respect thereto.
(e) Immediately prior to the Company Merger Effective Time, each Company Warrant shall be either (i) terminated or (ii) “net” exercised in exchange for a number of Company Common Shares determined in accordance with the terms of the applicable warrant agreement, in either case, in accordance with the terms and conditions of the applicable warrant agreement and shall no longer be outstanding and shall automatically be cancelled, extinguished and retired and shall cease to exist, and the holder thereof shall cease to have any rights with respect thereto, other than, for the avoidance of doubt, with respect to any Company Common Shares into which the Company Warrants are exchanged (“Company Warrant Exercise”).
(f) At the Company Merger Effective Time, all Company Equity Plans, Company Warrants, all Company Equity Awards (whether vested or unvested) and Company Convertible Notes shall automatically terminate without any further obligations or Liabilities to the Company or any of its Affiliates (including, for the avoidance of doubt, the other Group Companies, ARYA and HoldCo), all Company Equity Awards (whether vested or unvested), all Company Warrants, and all Company Convertible Notes shall no longer be outstanding and shall automatically be canceled, extinguished and retired and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto or under the Company Equity Plans or any underlying grant, award, warrant, convertible promissory note or similar agreement, except as otherwise expressly provided for in this Section 2.4, as applicable.
(g) Prior to the Closing, the Company shall take, or cause to be taken, all necessary or appropriate actions under the Company Equity Plans or otherwise with respect to the Company Equity Awards, with respect to the Company Warrants, with respect to the Company Convertible Notes, and under each other underlying grant, award, warrant, convertible promissory note, or similar agreement (as applicable) and otherwise, to give effect to the provisions of this Section 2.4, and cause the ARYA Parties and their respective Affiliates to have no Liability with respect thereto, except as expressly provided in this Agreement.
Section 2.5 ARYA Transfer Agent Matters; Exchange Agent Matters.
(a) HoldCo and ARYA shall each take, or cause to be taken, all necessary or reasonably advisable actions in order to appropriately reflect the HoldCo Shares issued to the ARYA Shareholders pursuant to, or as a result of, the transactions contemplated by this Agreement and the Ancillary Documents and outstanding immediately following the ARYA Merger Effective Time, including taking any necessary or reasonably advisable actions vis-à-vis HoldCo’s transfer agent, and HoldCo and ARYA shall each reasonably cooperate with the other and HoldCo’s transfer agent in connection with the foregoing.
(b) At least three (3) Business Days prior to the Closing Date, HoldCo shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) (it being understood and agreed, for the avoidance of doubt, that Continental Stock Transfer & Trust Company (or any of its Affiliates) shall be deemed to be acceptable to the Company) for the purpose of exchanging Certificates, if any, representing the Company Shares and each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the Company Merger Effective Time, for the portion of the Adjusted Transaction Share Consideration issuable in respect of such Company Shares pursuant to Section 2.1(d)(vii) and on the terms and subject to the other conditions set forth in this Agreement. If required by the Exchange Agent, HoldCo shall enter into an exchange agent agreement with the Exchange Agent (the “Exchange Agent Agreement”) in a form and substance that is reasonably acceptable to HoldCo. The Company shall, and shall cause its Representatives to, reasonably cooperate with HoldCo, the Exchange Agent and their respective Representatives in connection with the appointment of the Exchange Agent, the entry into the Exchange Agent Agreement (including, if necessary or advisable, as determined in good faith by HoldCo, by also entering into the Exchange Agent Agreement in the form agreed to by HoldCo and the Exchange Agent) and the covenants and agreements in this Section 2.5 (including the provision of any information, or the entry into any agreements or documentation, necessary or advisable, as determined in good faith by HoldCo, or otherwise required by the Exchange Agent Agreement for the Exchange Agent to fulfill its duties as the Exchange Agent in connection with the transactions contemplated hereby).
Ann. A-24

(c) If the Exchange Agent requires that, as a condition to receive the Adjusted Transaction Share Consideration, any holder of Company Shares deliver a Letter of Transmittal to the Exchange Agent, then at or as promptly as practicable following the Company Merger Effective Time, HoldCo shall send, or shall cause the Exchange Agent to send, to the Persons that will be the Company Shareholders as of immediately prior to the Company Merger Effective Time, a Letter of Transmittal (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which Letter of Transmittal will be in customary form and have such other provisions as HoldCo and the Company may reasonably specify).
(d) At or before the Company Merger Effective Time, HoldCo shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Shareholders and for exchange in accordance with this Section 2.5 through the Exchange Agent, evidence of HoldCo Shares in book-entry form representing the portion of the Adjusted Transaction Share Consideration issuable pursuant to Section 2.1(d)(vii) in exchange for the Company Shares outstanding immediately prior to the Company Merger Effective Time. All shares in book-entry form representing the portion of the Adjusted Transaction Share Consideration issuable pursuant to Section 2.1(d)(vii) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund.”
(e) Each Company Shareholder whose Company Shares have been converted into the right to receive a portion of the Adjusted Transaction Share Consideration pursuant to Section 2.1(d)(vii), shall be entitled to receive the portion of the Adjusted Transaction Share Consideration to which he, she or it is entitled upon (i) surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any other documents or agreements required by the Letter of Transmittal), to the Exchange Agent or (ii) delivery of an “agent’s message” in the case of Company Shares held in book-entry form, together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any other documents or agreements required by the Letter of Transmittal), to the Exchange Agent.
(f) If a properly completed and duly executed Letter of Transmittal, together with any Certificates (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal) or an “agent’s message”, as applicable, and any other documents or agreements required by the Letter of Transmittal, is delivered to the Exchange Agent in accordance with Section 2.5(e) (i) at least two (2) Business Days prior to the Closing Date, then HoldCo and the Company shall use commercially reasonable efforts to cause the applicable portion of the Adjusted Transaction Share Consideration to be issued to the applicable Company Shareholder in book-entry form on the Closing Date, and (ii) less than two (2) Business Days prior to the Closing Date, then Holdco and the Company shall use commercially reasonable efforts to cause the applicable portion of the Adjusted Transaction Share Consideration to be issued to the applicable Company Shareholder in book-entry form within two (2) Business Days after such delivery.
(g) If any portion of the Adjusted Transaction Share Consideration is to be issued to a Person other than the Company Shareholder in whose name the surrendered Certificate or the transferred Company Share in book-entry form is registered, it shall be a condition to the issuance of the applicable portion of the Adjusted Transaction Share Consideration that, in addition to any other requirements set forth in the Letter of Transmittal or the Exchange Agent Agreement, (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Share in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer or similar Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Share in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable. No interest will be paid or accrued on the Adjusted Transaction Share Consideration (or any portion thereof). From and after the Company Merger Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.5, each Company Share (other than, for the avoidance of doubt, any Dissenting Company Shares and the Company Shares cancelled and extinguished pursuant to Section 2.1(d)(viii)) shall solely represent the right to receive a portion of the Adjusted Transaction Share Consideration to which such Company Share is entitled to receive pursuant to Section 2.1(d)(vii).
Ann. A-25

(h) At the Company Merger Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the Company Merger Effective Time.
(i) Any portion of the Exchange Fund that remains unclaimed twelve (12) months following the Closing Date shall be delivered to HoldCo or as otherwise instructed by HoldCo, and any Company Shareholder who has not exchanged his, her or its Company Shares for the applicable portion of the Adjusted Transaction Share Consideration in accordance with this Section 2.5 prior to that time shall thereafter look only to HoldCo for the issuance of the applicable portion of the Adjusted Transaction Share Consideration, as applicable, without any interest thereon. None of HoldCo, ARYA, the Company, First Surviving Company, Second Surviving Company or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any portion of the Adjusted Transaction Share Consideration remaining unclaimed by the Company Shareholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of HoldCo free and clear of any claims or interest of any Person previously entitled thereto.
Section 2.6 Dissenting Shareholders.
(a) Notwithstanding anything to the contrary herein, any Company Share for which any Company Shareholder (such Company Shareholder, a “Dissenting Company Shareholder”) (i) has not voted in favor of the Company Merger or consented to it in writing, or has waived its rights of appraisal and (ii) has demanded the appraisal of such Company Shares in accordance with, and has complied in all respects with, Section 262 of the DGCL (collectively, the “Dissenting Company Shares”) shall not be converted into the right to receive the applicable portion of Adjusted Transaction Share Consideration pursuant to Section 2.1(d)(vii). From and after the Company Merger Effective Time, (A) the Dissenting Company Shares shall be cancelled and extinguished and shall cease to exist and (B) the Dissenting Company Shareholders shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Second Surviving Company or any of its Affiliates (including HoldCo); provided, however, that if any Dissenting Company Shareholder effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then the Company Shares held by such Dissenting Company Shareholder (1) shall no longer be deemed to be Dissenting Company Shares and (2) shall be treated as if they had been converted automatically at the Company Merger Effective Time into the right to receive the applicable portion of the Adjusted Transaction Share Consideration pursuant to Section 2.1(d)(vii) upon delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any other documents or agreements required by the Letter of Transmittal) and the surrender of the applicable documents and other deliverables set forth in Section 2.5(e). Each Dissenting Company Shareholder who becomes entitled to payment for his, her or its Dissenting Company Shares pursuant to the DGCL shall receive payment thereof from the Company in accordance with the DGCL. The Company shall give ARYA and HoldCo prompt notice of any written demands for appraisal of any Company Share, attempted withdrawals of such demands and any other material developments related to any such demands and provide copies of all documents, instruments or other communications received by the Company, any of its Subsidiaries or any of their respective Representatives related thereto and shall otherwise keep ARYA and HoldCo reasonably apprised as to the status and developments related to such matters, and ARYA and HoldCo shall have the opportunity to participate in all negotiations and proceedings with respect to all such demands. The Company shall not, except with the prior written consent (not to be unreasonably withheld, conditioned or delayed) of ARYA and HoldCo (prior to the Closing) or the ARYA Sponsor (after the Closing), make any payment or deliver any consideration (including HoldCo Shares) with respect to, settle or offer or agree to settle any such demands.
(b) Notwithstanding anything to the contrary herein and in accordance with the Cayman Companies Law, any ARYA Share issued and outstanding immediately prior to the ARYA Merger Effective Time for which any ARYA Shareholder (such ARYA Shareholder, a “Dissenting ARYA Shareholder”) has validly exercised properly in writing their dissenters’ rights for such ARYA Shares in accordance with Section 238 of the Cayman Companies Law, and has otherwise complied in all respects with all of the provisions of the Cayman Companies Law relevant to the exercise and perfection of dissenters’ rights (collectively, the “Dissenting ARYA Shares”) shall not be converted into the right to receive, and the applicable Dissenting ARYA Shareholder shall have no
Ann. A-26

right to receive, the applicable portion of the ARYA Merger Consideration pursuant to Section 2.1(c)(vii) unless and until such Dissenting ARYA Shareholder effectively withdraws or loses such dissenters’ rights (through failure to perfect such dissenters’ rights or otherwise) under the Cayman Companies Law. From and after the ARYA Merger Effective Time, (A) the Dissenting ARYA Shares shall no longer be outstanding and shall automatically be cancelled and extinguished by virtue of the ARYA Merger and shall cease to exist and (B) the Dissenting ARYA Shareholders shall be entitled only to such rights as may be granted to them under Section 238 of the Cayman Companies Law and shall not be entitled to exercise any of the voting rights or other rights of a shareholder of the First Surviving Company or any of its Affiliates (including HoldCo); provided, however, that if any Dissenting ARYA Shareholder effectively withdraws or loses such dissenters’ rights (through failure to perfect such dissenters’ rights or otherwise) under the Cayman Companies Law, then the ARYA Shares held by such Dissenting ARYA Shareholder (1) shall no longer be deemed to be Dissenting ARYA Shares and (2) shall be treated as if they had been converted automatically at the ARYA Merger Effective Time into the right to receive the applicable portion of the ARYA Merger Consideration pursuant to Section 2.1(c)(vii) upon delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any other documents or agreements required by the Letter of Transmittal) and the surrender of the applicable documents and other deliverables described in Section 2.5(e). Each Dissenting ARYA Shareholder who becomes entitled to payment for his, her or its Dissenting ARYA Shares pursuant to the Cayman Companies Law shall receive payment thereof from ARYA in accordance with the Cayman Companies Law. ARYA shall give HoldCo prompt notice of any written demands for dissenters’ rights of any ARYA Share, attempted withdrawals of such demands and any other material developments related to any such demands and provide copies of all documents, instruments or other communications received by ARYA, any of its Subsidiaries or any of their respective Representatives related thereto and shall otherwise keep HoldCo reasonably apprised as to the status and developments related to such matters, and HoldCo shall have the opportunity to participate in all negotiations and proceedings with respect to all such demands. ARYA shall not, except with the prior written consent (not to be unreasonably withheld, conditioned or delayed) of HoldCo (prior to the Closing) or the ARYA Sponsor (after the Closing), make any payment or deliver any consideration (including HoldCo Shares) with respect to, settle or offer or agree to settle any such demands.
Section 2.7 Withholding. HoldCo, ARYA, the Group Companies, ARYA Merger Sub, Company Merger Sub, the First Surviving Company, the Second Surviving Company, and the Exchange Agent (and their respective Affiliates) shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding), except with respect to compensatory amounts payable to current or former employees.
Section 2.8 Further Assurances. If, at any time after the ARYA Merger Effective Time, any further action is necessary, proper or advisable to carry out the purposes of this Agreement, HoldCo, the First Surviving Company, the Company Merger Sub and the Company (or their respective designees) shall take all such actions as are necessary, proper or advisable under applicable Laws, so long as such action is consistent with and for the purposes of implementing the provisions of this Agreement.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES
Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to the ARYA Parties, in each case as of the date of this Agreement and as of the Closing, as follows:
Section 3.1 Organization and Qualification.
(a) Each Group Company is a corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of organization, incorporation or formation (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and
Ann. A-27

operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.
(b) True and complete copies of the Governing Documents of the Company and each Company Shareholders Agreement have been made available to ARYA and HoldCo, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company and the Company Shareholders Agreements are in full force and effect, and the Company is not in material breach or violation of any provision set forth in its Governing Documents or any Company Shareholders Agreement.
(c) Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.
Section 3.2 Capitalization of the Group Companies.
(a) Except for any changes to the extent permitted by, or resulting from, the issuance, grant, transfer or disposition of Equity Securities of the Company in compliance with Section 5.1(b)(v), Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof, (iii) with respect to each Company Option, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) any applicable expiration (or similar) date, (D) any applicable vesting schedule (including acceleration provisions), and (E) whether such Company Option is an Incentive Stock Option, (iv) with respect to each Company Warrant, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) any applicable expiration (or similar) date, and (D) whether such Company Warrant is subject to a vesting schedule (including acceleration provisions), and (v) with respect to each Company Convertible Note, (A) the date of issuance, (B) any applicable exercise, conversion (or similar) price and (C) the maturity date. All of the Company Shares (including each Company Share issued or issuable in connection with the or as a result of the Company Convertible Notes Conversion or the Company Preferred Shares Conversion, after giving effect thereto) have been, are and at the Closing will be, duly authorized, validly issued and outstanding, and fully paid and non-assessable and, except for the Equity Securities set forth on Section 3.2(a) of the Company Disclosure Schedules or issued or granted as permitted by or in accordance with Section 5.1(b)(v) or Section 5.20, there are no other Company Shares, no other capital stock, nor other Equity Securities (including convertible notes) of the Company outstanding. The Equity Securities of the Company (including each Equity Security of the Company issued or issuable in connection with the or as a result of the Company Convertible Notes Conversion or the Company Preferred Shares Conversion, after giving effect thereto) (1) were not, and at Closing will not have been, issued in violation of the Governing Documents of the Company or any other Contract to which the Company or any of its Affiliates is party to or bound by (including, for the avoidance of doubt, any Company Shareholders Agreement) in any material respect and (2) have been, and at Closing will have been, offered, sold and issued in compliance in all material respects with applicable Law, including Securities Laws and the Code. Except for the Company Options, Company Warrants, Company Convertible Notes 2023 Bridge Financing Notes and 2024 Bridge Financing Note set forth on Section 3.2(a) of the Company Disclosure Schedules and those either permitted by Section 3.2(a) or issued, granted or entered into in accordance with Section 5.1(b)(v) or Section 5.20, the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, restricted stock units, equity or equity based rights, convertible notes or other convertible instruments, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts (other than the Company Shareholders Agreements) that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company.
(b) The Equity Securities of the Company are, and will be as of the Closing Date, free and clear of all Liens (other than transfer restrictions under this Agreement, under the applicable Ancillary Documents, under applicable Securities Law, under the Governing Documents of the Company and under any Company Shareholders Agreement). Except for the Company Shareholders Agreements or as contemplated in connection with the Company Shareholder Transaction Support Agreements, (i) there are no voting trusts, proxies or other
Ann. A-28

Contracts to which the Company is a party with respect to the voting or transfer of the Equity Securities of the Company, and (ii) there is no other Contract, stockholders agreement, equityholders agreement, voting agreement, investors rights agreement, registration rights agreement or any other similar document or agreement (whether or not the Company is a party thereto or bound thereby) relating to any Equity Securities of the Company or any rights or obligations with respect thereto.
(c) Section 3.2(c) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. All of the Equity Securities of each Subsidiary of the Company (A) have been duly authorized and validly issued and, as applicable, are fully paid and non-assessable (except to the extent such concepts are not applicable under the applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, (as applicable), or other applicable Law), (B) were not issued in violation of such Subsidiary’s Governing Documents, any Company Shareholders Agreement or any other Contract to which any Group Company is party or bound in any material respect, (C) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of any Group Company), (D) have been offered, sold and issued in compliance in all material respects with applicable Law, including Securities Laws and the Code, and (E) are free and clear of all Liens (other than transfer restrictions under this Agreement, under the applicable Ancillary Documents, under applicable Securities Law, under the Governing Documents of any Group Company and under any Company Shareholders Agreement and other than Permitted Liens). There are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. Other than the Company Shareholder Transaction Support Agreements and the Company Shareholders Agreements, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company.
(d) Section 3.2(d) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Group Companies.
(e) Except as set forth on Section 3.2(e) of the Company Disclosure Schedules, none of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.
(f) Section 3.2(f) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies of the type described in clauses (a), (b) and (d), and clause (g) (to the extent applicable to the foregoing) of such definition as of the date of this Agreement, including the outstanding principal amount of such Indebtedness as of the date of this Agreement, and the debtor and the creditor thereof.
(g) All Company Options have been granted with an exercise price at least equal to the fair market value of the underlying Company Common Shares on the date each Company Option was granted within the meaning of Section 409A of the Code and the Treasury Regulations promulgated thereunder. Each Incentive Stock Option complies with all of the applicable requirements of Section 422 of the Code.
Section 3.3 Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Company Shareholder Written Consent (including the approval of the Requisite Preferred Majority with respect to the Company Preferred Shares Conversion), the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes
Ann. A-29

or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). Except as set forth on Section 3.3 of the Company Disclosure Schedules, the Company Shareholder Written Consent is the only vote or consent of the holders of any class or series of Equity Securities of the Company required to approve and adopt this Agreement, the Ancillary Documents to which the Company is or is contemplated to be a party, the performance of the obligations of the Company hereunder and thereunder and the consummation of the transactions contemplated hereby (including the Mergers).
Section 3.4 Financial Statements; Undisclosed Liabilities.
(a) The Company has made available to ARYA a true and complete copy of the following financial statements, which are attached as Section 3.4(a) of the Company Disclosure Schedules: audited consolidated balance sheets of the Group Companies as of December 31, 2022 (the “Latest Balance Sheet”) and December 31, 2021 and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for the years then ended (the “Audited Financial Statements”). The Audited Financial Statements (including the notes thereto) (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto), (ii) fairly present, in all material respects, the financial position, results of operations, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies (on a consolidated basis) as at the date thereof and for the period indicated therein, (iii) were audited in accordance with the standards of the American Institute of Certified Public Accountants and contain an unqualified report of the Group Companies’ auditor, (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act (including Regulation S-X or Regulation S-K, as applicable) in effect as of the date of this Agreement and the respective dates thereof and (v) were prepared from and accurately reflect the books and records of the Group Companies.
(b) The Required Company Financial Statements, when delivered following the date of this Agreement in accordance with Section 5.19, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto) and subject, in the case of any unaudited financial statements, to the absence of footnotes and year-end audit adjustments (none of which are individually or in the aggregate material), (ii) will fairly present, in all material respects, the financial position, results of operations, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies as at the date thereof and for the period indicated therein, subject, in the case of any unaudited financial statements, to the absence of footnotes and year-end audit adjustments (none of which are, individually or in the aggregate, material), (iii) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB by a PCAOB qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act and will contain an unqualified report of the Group Companies’ auditor, (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act (including Regulation S-X or Regulation S-K, as applicable) in effect as of the respective dates of delivery, at the time of filing of the Registration Statement / Proxy Statement and at the time of effectiveness of the Registration Statement / Proxy Statement and (v) will be prepared from and accurately reflect the books and records of the Group Companies.
(c) Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which are Liabilities directly or indirectly related to a breach of Contract, breach of warranty, tort, infringement, Proceeding or violation of, or non-compliance with, Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance by the Company of its covenants or agreements in this Agreement or any Ancillary Document to which it is or will be a party or the consummation of the transactions contemplated hereby or thereby, (iv) executory obligations under Material Contracts
Ann. A-30

(excluding any Liabilities related to a breach of a Material Contract), (v) as disclosed on Section 5.1 of the Company Disclosure Schedules and (vi) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any Liabilities.
(d) The Group Companies have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance (i) that all transactions are executed in accordance with management’s authorization, (ii) that all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Group Company’s properties or assets. The Group Companies maintain and, for all periods covered by the Required Company Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.
(e) Since the Lookback Date, no Group Company has received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies to the Company’s knowledge, or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.
(f) As of the date hereof, each Group Company is Solvent. Assuming (a) the truth and accuracy of the representations and warranties of the ARYA Parties set forth in Article 4, (b) compliance by the ARYA Parties with their covenants and agreements set forth in this Agreement, (c) compliance by the ARYA Parties and the PIPE Investors with the terms of the PIPE Subscription Agreements, (d) compliance by the Convertible Security Investors with the Convertible Security Subscription Agreement and (e) compliance by the Perceptive Investor with the terms of the 2024 Bridge Financing Agreement, upon and immediately after the consummation of the Closing, each of the Group Companies will be Solvent.
Section 3.5 Consents and Requisite Governmental Approvals; No Violations.
(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (ii) the filing of the Company Certificate of Merger, (iii) compliance with the listing requirements of Nasdaq and such filings with and approvals of Nasdaq to permit the HoldCo Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on Nasdaq or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.
(b) Except as set forth on Section 3.5(b) of the Company Disclosure Schedules, none of the execution or delivery by the Company of this Agreement or any Ancillary Documents to which it is or will be a party, the performance by the Company of its obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the Company’s Governing Documents, or any of the Company Shareholders Agreements, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect.
Ann. A-31

Section 3.6 Permits. Each of the Group Companies has all material Permits (including Regulatory Permits) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted (the “Material Permits”), except where the failure to hold the same would not have a Company Material Adverse Effect. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, (a) each Material Permit is in full force and effect in accordance with its terms and (b) no written notice of suspension, limitation, revocation, cancellation, modification or termination of any Material Permit has been received by any Group Company.
Section 3.7 Material Contracts.
(a) Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, together with each Contract entered into after the date of this Agreement that would be required to be set forth on Section 3.7(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):
(i) any Contract relating to Indebtedness of any Group Company of the type described in clauses (a) or (b) of such definition or to the placing of a Lien (other than a Permitted Lien) on any material assets or properties of any Group Company;
(ii) any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $25,000;
(iii) any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $25,000;
(iv) any (A) material joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization, research or development Contract or other similar Contract, or (B) other Contract with respect to material Company Licensed Intellectual Property (other than Off-the-Shelf Software);
(v) any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect;
(vi) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $250,000 annually or (B) $500,000 over the life of the agreement;
(vii) any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case in excess of $100,000;
(viii) any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;
(ix) any Contract required to be disclosed on Section 3.19 of the Company Disclosure Schedules;
(x) any Contract with any Person (A) pursuant to which any Group Company (or HoldCo or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any material Company Product or any material Company Owned Intellectual Property;
Ann. A-32

(xi) any Contract (A) governing the terms of the employment, engagement or services of any current director, manager, officer, employee, individual independent contractor or other service provider of a Group Company whose annual base salary (or, in the case of an independent contractor, annual base compensation) is in excess of $275,000, or (B) providing for any Change of Control Payment of the type described in clause (a) of the definition thereof;
(xii) any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;
(xiii) any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement in excess of $100,000, (B) with a Governmental Entity or (C) that imposes any material, non-monetary obligations on any Group Company (or HoldCo or any of its Affiliates after the Closing);
(xiv) any Contract set forth or required to be set forth on Section 3.13(c) of the Company Disclosure Schedules;
(xv) any other Contract (other than Employee Benefit Plans, Contracts governing the terms of employment or purchase orders entered into in the ordinary course of business) (A) the performance of which requires either (i) annual payments to or from any Group Company in excess of $150,000 or (ii) aggregate payments to or from any Group Company in excess of $150,000 over the life of the agreement and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice or (B) which is otherwise a Contract with any Material Supplier; and
(xvi) any CBA.
(b) (i) Each Material Contract is valid and binding on the applicable Group Company and, to the Company’s knowledge, the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, the counterparties thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), (ii) the applicable Group Company and, to the Company’s knowledge, the counterparties thereto are not in material breach of, or default under, any Material Contract and (iii) no event has occurred that (with or without due notice or lapse of time or both) would result in a material breach of, or material default under, any Material Contract by the applicable Group Company or, to the Company’s knowledge, the counterparties thereto. The Company has made available to ARYA true and complete copies of all Material Contracts in effect as of the date hereof.
Section 3.8 Absence of Changes. During the period beginning on December 31, 2022 and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Group Companies have conducted their businesses in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of ARYA if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), Section 5.1(b)(vii)(D) or Section 5.1(b)(xv).
Section 3.9 Litigation. There is (and since the Lookback Date there has been) no Proceeding pending or, to the Company’s knowledge, threatened against or involving any Group Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date hereof, there are no material Proceedings by a Group Company pending against any other Person.
Section 3.10 Compliance with Applicable Law. Each Group Company (a) conducts (and since the Lookback Date has conducted) its business in accordance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order and (b) has not received any written communications or, to the Company’s
Ann. A-33

knowledge, any other communications from a Governmental Entity that alleges that such Group Company is not in compliance with any Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to have a Company Material Adverse Effect.
Section 3.11 Employee Plans.
(a) Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans. With respect to each material Employee Benefit Plan, the Group Companies have provided ARYA with true and complete copies of the documents pursuant to which the plan is maintained, funded and administered.
(b) Except as set forth on Section 3.11(b) of the Company Disclosure Schedules, no Employee Benefit Plan is, and no Group Company has any material Liability under or with respect to: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Group Company has any Liability under or with respect to (i) through (iv) above by reason of at any time being considered a single employer under Section 414 of the Code with any other Person. No Employee Benefit Plan provides, and no Group Company has any current or potential obligation to provide, any retiree or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA or similar Law for which the recipient pays the full premium cost of coverage.
(c) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service, and to the Company’s knowledge, there are no facts or circumstances existing as of the date hereof that are reasonably likely to adversely affect the qualification of any such Employee Benefit Plan. None of the Group Companies has incurred (whether or not assessed) any material penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.
(d) Each Employee Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in operational compliance with, and is in documentary compliance with, Section 409A of the Code, in all material respects, and no amount under any such plan, agreement or arrangement is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
(e) There are no pending or, to the Company’s knowledge, threatened, material claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits). There have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Employee Benefit Plan that have resulted in or could reasonably be expected to result in a material Liability to any Group Company. Each Employee Benefit Plan has been established, maintained, funded and administered in all material respects in accordance with its terms and all applicable Law.
(f) Except as set forth on Section 3.11(f) of the Company Disclosure Schedules, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase in any material respect the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies.
Ann. A-34

(g) No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of any of the Group Companies under any Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.
(h) The Group Companies have no material obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 or 409A of the Code.
(i) Each Foreign Benefit Plan that is required to be registered or intended to be tax exempt or receive favorable tax treatment has been registered (and, where applicable, accepted for registration) and is tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity. No Foreign Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or has any material unfunded or underfunded Liabilities. All material contributions required to have been made by or on behalf of the Group Companies with respect to plans or arrangements maintained or sponsored a Governmental Entity (including severance, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or fully accrued.
Section 3.12 Environmental Matters. Except as would not have a Company Material Adverse Effect:
(a) None of the Group Companies have received any written communication or, to the Company’s knowledge, other communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation of, or Liability under, any Environmental Laws.
(b) There is (and since the Lookback Date, or earlier to the extent unresolved, there has been) no Proceeding pending or, to the Company’s knowledge, threatened against or involving any Group Company with respect to any Environmental Laws.
(c) There has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances.
The Group Companies have made available to ARYA copies of all environmental assessments, audits and reports and all other material environmental, health and safety documents that are in any Group Company’s possession or control relating to the current or former operations, properties or facilities of the Group Companies.
Section 3.13 Intellectual Property.
(a) Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Registered Intellectual Property, and (ii) material unregistered Marks and Copyrights owned by any Group Company, in each case, as of the date of this Agreement. Section 3.13(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property as of the date of this Agreement (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.
(b) As of the date of this Agreement, all necessary fees and filings with respect to any material Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such Company Registered Intellectual Property in full force and effect. As of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies for any Intellectual Property Rights has been cancelled, abandoned, allowed to lapse or not renewed, except where such Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. As of the date of this Agreement, there are no material Proceedings pending, including litigations, interference, re-examination, inter parties review, reissue, opposition, nullity, or cancellation proceedings pending challenging the validity or enforceability of any of the Company Registered Intellectual Property and, to the Company’s knowledge, no such material Proceedings are threatened by any Governmental Entity or any other Person.
(c) A Group Company exclusively owns all right, title and interest in and to all material Company Owned Intellectual Property, free and clear of all Liens or obligations to others (other than Permitted Liens). For all Patents owned by the Group Companies, each inventor on the Patent has assigned their rights to a Group
Ann. A-35

Company. No Group Company has transferred ownership of, or granted any exclusive license with respect to, any material Company Owned Intellectual Property to any other Person, except as provided in Section 3.13(c) of the Company Disclosure Schedules, which sets forth a list of all current Contracts as of the date of this Agreement pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not exercisable) or interest in, any material Company Owned Intellectual Property, other than (A) licenses to Off-the-Shelf Software, (B) licenses to Public Software, (C) non-disclosure agreements and licenses granted by employees, individual consultants or individual contractors of any Group Company pursuant to Contracts with employees, individual consultants or individual contractors, in each case, that do not materially differ from the Group Companies’ form therefor that has been made available to ARYA, and (D) grants of non-exclusive rights in Company Owned Intellectual Property to customers and suppliers of any Group Company in the ordinary course of business consistent with past practice. The applicable Group Company has valid rights under all Contracts for Company Licensed Intellectual Property to use, sell, license and otherwise exploit, as the case may be, all Company Licensed Intellectual Property licensed pursuant to such Contracts as the same is currently used, sold, licensed and otherwise exploited by such Group Company, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. The Company Owned Intellectual Property and the Company Licensed Intellectual Property, to the Company’s knowledge, constitutes all of the Intellectual Property Rights used or held for use by the Group Companies in the operation of their respective businesses, and all Intellectual Property Rights necessary and sufficient to enable the Group Companies to conduct their respective businesses as currently conducted in all material respects. The Company Registered Intellectual Property and the Company Licensed Intellectual Property, to the Company’s knowledge, is valid, subsisting and enforceable, and, to the Company’s knowledge, all of the Group Companies’ rights in and to the Company Registered Intellectual Property, the Company Owned Intellectual Property and the Company Licensed Intellectual Property, are valid and enforceable (in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), in each case except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
(d) Each Group Company’s employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Owned Intellectual Property since the Lookback Date (each such person, a “Creator”) have agreed to maintain and protect the trade secrets and confidential information of all Group Companies, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Each Group Company’s employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Owned Intellectual Property have assigned or have agreed to a present assignment to such Group Company all Intellectual Property Rights authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with such Group Company.
(e) Each Group Company has taken commercially reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by Each Group Company. Without limiting the foregoing, each Group Company has not disclosed any trade secrets, know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure. To the Company’s knowledge, there has been no violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession each Group Company, or of any written obligations with respect to such.
(f) None of the Company Owned Intellectual Property is subject to any outstanding Order that restricts in any material respect the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Owned Intellectual Property, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
(g) To the Company’s knowledge, neither the conduct of the business of the Group Companies nor any of the Company Products offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the
Ann. A-36

Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Product infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any Intellectual Property Rights of any other Person, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
(h) Since the Lookback Date, there is no material Proceeding pending nor has any Group Company received any written communications or, to the Company’s knowledge, any other communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) inviting any Group Company to take a license under any Patent or consider the applicability of any Patents to any products or services of the Group Companies or to the conduct of the business of the Group Companies.
(i) To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Company Owned Intellectual Property in any material respect. Since the Lookback Date, no Group Company has made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property in any material respect.
(j) To the Company’s knowledge, each Group Company has obtained, possesses and is in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise used by such Group Company or its employees in connection with the Group Company business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. No Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code that is owned by a Group Company or otherwise constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.
(k) Section 3.13(k) of the Company Disclosure Schedules sets forth all Public Software that is incorporated or embedded in any proprietary Software of a Group Company by any Group Company as of the date of this Agreement. No Group Company has accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a product or service offered by a Group Company or is otherwise considered Company Owned Intellectual Property and that is distributed outside of the Group Companies, or is otherwise used in a manner that may trigger or subject such Group Company to any obligations set forth in the license for such Public Software, any Public Software, in whole or in part, in each case in a manner that (i) requires any Company Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available in source code form or for the purpose of making derivative works, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Owned Intellectual Property or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Owned Intellectual Property, other than compliance with notice and attribution requirements, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
Section 3.14 Labor Matters.
(a) (i) None of the Group Companies has (A) has, or, since the Lookback Date has had, any material Liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses) to their current or former employees or independent contractors, or any penalties, fines, Taxes, interest, or other sums for failure to pay or delinquency in paying such compensation, and (B) has
Ann. A-37

or has had any Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies.
(b) Since the Lookback Date, there has been no “mass layoff” or “plant closing” as defined by WARN related to any Group Company, and the Group Companies have not incurred any material Liability under WARN nor are they reasonably expected to incur any material Liability under WARN as a result of the transactions contemplated by this Agreement.
(c) No Group Company is a party to or bound by any CBA and no employees of any Group Company are represented by any labor union, labor organization, works council, employee delegate, representative or other employee collective group with respect to their employment. There is no duty on the part of any Group Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group, including in connection with the execution and delivery of this Agreement, the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby. Since the Lookback Date, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, handbilling or other material labor disputes against or affecting any Group Company. To the Company’s knowledge, since the Lookback Date, there have been no labor organizing activities with respect to any employees of any Group Company.
(d) The Group Companies have, in all material respects, promptly, thoroughly and impartially investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations of which they are aware. With respect to each such allegation with potential merit, the Group Companies have taken reasonable prompt corrective action that is reasonably calculated to prevent further improper conduct. No Group Company reasonably expects any material Liability with respect to any such allegations and is not aware of any material and substantiated allegations relating to officers, directors, employees, contractors, or agents of the Group Companies, that, if known to the public, would bring the Group Companies into material disrepute.
Section 3.15 Insurance. Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to ARYA. As of the date of this Agreement, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
Section 3.16 Tax Matters.
(a) Each Group Company has prepared and filed with the appropriate Tax Authority all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.
(b) Each Group Company has timely withheld and paid to the appropriate Tax Authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, creditors, equity interest holder or other third-party.
(c) No deficiencies for Taxes against any of the Group Companies have been claimed, proposed or assessed in writing by any Tax Authority that remain unpaid except for deficiencies which are being contested in good faith and with respect to which adequate reserves have been established. No Group Company is
Ann. A-38

currently the subject of a Tax audit or examination by any Tax Authority or has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination by any Tax Authority that has not been resolved or completed, in each case with respect to material Taxes.
(d) No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business or automatic extensions of time to file Tax Returns not requiring the consent of any Tax Authority.
(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.
(f) No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).
(g) There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.
(h) During the two (2)-year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.
(i) No Group Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Group Company) or (ii) has any material Liability for the Taxes of any Person (other than a Group Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes).
(j) No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.
(k) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.
(l) Each Group Company is tax resident only in its country of organization, incorporation, or formation, as applicable.
(m) No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(n) No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents and the Company does not have knowledge of any facts or circumstances that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.
Section 3.17 Brokers. Except as set forth on Section 3.17 of the Company Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.
Section 3.18 Real and Personal Property.
(a) Owned Real Property. No Group Company owns any real property.
(b) Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant
Ann. A-39

or landlord as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to ARYA. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each counterparty thereto (subject to applicable Laws on general terms and conditions and applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any Group Company or, to the Company’s knowledge, any counterparty under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default under any Real Property Lease or would permit termination of, or a material modification or acceleration thereof, by any counterparty to any Real Property Lease. Except as set forth in Section 3.18(b) of the Company Disclosure Schedules, as of the date hereof, no Group Company has (i) subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof; or (ii) collaterally assigned or granted any other security interest in any Real Property Lease or any interest therein.
(c) Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material assets and properties of the Group Companies reflected in the Audited Financial Statements or thereafter acquired by the Group Companies, except for assets disposed of in the ordinary course of business.
(d) Assets. Immediately after the Company Merger Effective Time, the assets (which, for the avoidance of doubt, shall include any assets held pursuant to valid leasehold interest, license or other similar interests or right to use any assets) of the Group Companies will constitute all of the assets necessary to conduct the Business immediately after the Closing in materially the same manner (for the Group Companies, taken as a whole) as it is conducted on the date of this Agreement, except as would not have a Company Material Adverse Effect.
Section 3.19 Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any employee, officer, director, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or, to the Company’s knowledge, any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with any of the Group Companies entered into in the ordinary course of business (including benefit plans and other ordinary course compensation) and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). Except as set forth on Section 3.19(b) of the Company Disclosure Schedules or as either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b), no Company Related Party (A) owns any interest in any material asset or property used in any Group Company’s business, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, vendor, partner, customer, lessor or other material business relation of any Group Company, (C) is a supplier, vendor, partner, customer, lessor, or other material business relation of any Group Company or (D) owes any material amount to, or is owed any material amount by, any Group Company (other than accrued compensation, employee benefits, employee or director expense reimbursement, in each case, in the ordinary course of business or pursuant to any transaction entered into after the date of this Agreement that is either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 (including, for the avoidance of doubt, pursuant to the second sentence of this Section 3.19) are referred to herein as “Company Related Party Transactions”.
Section 3.20 Data Privacy and Security.
(a) To the Company’s knowledge, each Group Company has implemented adequate written policies relating to the Processing of Personal Data as and to the extent required by applicable Law (“Privacy and Data Security Policies”).
(b) To the Company’s knowledge, there is (and since the Lookback Date there has been) no material Proceeding pending or, to the Company’s knowledge, threatened against or involving any Group Company initiated by any Person (including (i) the United States Federal Trade Commission, any state attorney general or similar state official; (ii) any other Governmental Entity, foreign or domestic; or (iii) any regulatory or
Ann. A-40

self-regulatory entity) alleging that any Processing of Personal Data by or on behalf of a Group Company is or was in violation of any Privacy Laws or any Privacy and Data Security Policies nor, to the Company’s knowledge, is there (nor since the Lookback Date has there been) any basis for the foregoing.
(c) To the Company’s knowledge, since the Lookback Date: (i) no person has alleged or given written notice of unauthorized access to, or use, disclosure, or Processing of Personal Data in the possession or control of any Group Company or any of its contractors with regard to any Personal Data obtained from or on behalf of a Group Company; (ii) no person has alleged or given written notice of unauthorized intrusions or breaches of security into any Company IT Systems; and (iii) none of the Group Companies has notified or been required to notify any Person of any (A) loss, theft or damage of, or (B) other unauthorized or unlawful access to, or use, disclosure or other Processing of, Personal Data, except, in each case, as would not have a Company Material Adverse Effect.
(d) Each Group Company owns or has license to use such Company IT Systems as necessary to operate the business of each Group Company as currently conducted. All Company IT Systems are: (i) free from any material defect, bug, virus or programming, design or documentation error and (ii) in sufficiently good working condition to effectively perform all material information technology operations necessary for the operation of the Business (except for ordinary wear and tear). To the Company’s knowledge, since the Lookback Date, there have not been any material failures, breakdowns or continued substandard performance of any Company IT Systems that have caused a material failure or disruption of the Company IT Systems other than routine failures or disruptions that have been remediated in the ordinary course of business.
Section 3.21 Suppliers. Section 3.21 of the Company Disclosure Schedules sets forth a list of the top ten (10) suppliers and vendors of the Group Companies (measured by aggregate spend) (each, a “Material Supplier”) for the twelve month period ended December 31, 2022 and the six month period ended June 30, 2023. During the period beginning on the Lookback Date and ending on the date of this Agreement, no Material Supplier has cancelled or otherwise terminated or materially and adversely modified, or, to the knowledge of the Company, threatened to cancel or otherwise terminate or materially and adversely modify, its relationship with the Group Companies.
Section 3.22 Compliance with International Trade & Anti-Corruption Laws.
(a) None of the Group Companies, any of their respective officers, directors or employees or, to the Company’s knowledge, any of their other Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, since the Lookback Date, (i) a Sanctioned Person; (ii) located, organized or resident in a Sanctioned Country; (iii) engaged or engaging in any dealings or transactions with, or for the benefit of, any Sanctioned Person or in any Sanctioned Country; (iv) engaged in or engaging in any transactions without, or exceeding the scope of, any licenses or authorizations required under Sanctions and Export Control Law; or (v) otherwise in violation of any Sanctions and Export Control Laws in any material respect.
(b) None of the Group Companies, any of their respective officers, directors or employees or, to the Company’s knowledge, any of their other Representatives, or any other Persons acting for or on behalf of any of the foregoing has, since the Lookback Date, (i) made, offered, promised, paid, authorized, or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate, (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws, or (iv) otherwise been in violation of Anti-Corruption Laws in any material respect.
(c) Since the Lookback Date, none of the Group Companies have received from any Governmental Entity or any Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Entity; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing in each case, related to Sanctions and Export Control Laws or Anti-Corruption Laws.
Section 3.23 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement (or any proxy statement related to an ARYA Extension) will, when the Registration Statement / Proxy Statement (or any proxy statement related to an ARYA Extension) is declared effective or when the Registration Statement / Proxy Statement (or any proxy statement related to an ARYA Extension) is mailed to the
Ann. A-41

ARYA Shareholders or at the time of the ARYA Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 3.24 Regulatory Compliance.
(a) The Group Companies and the Company Products (i) have all Regulatory Permits that are required to conduct the Business as currently conducted, and each Regulatory Permit is in full force and effect, and (ii) are in compliance in all material respects with all Regulatory Permits. To the knowledge of the Company, (A) neither the FDA nor any other Governmental Entity has provided written or verbal notice of revocation, cancellation or termination of any Regulatory Permit to any Group Company, nor has any event occurred nor does any condition or state of facts exist, as of the date hereof, which would be reasonably likely to result in revocation, cancellation, suspension or any other adverse modification of any Regulatory Permit related, in whole or in part, to compliance with any Medical Devices Laws or any other comparable Laws, (B) no Governmental Entity nor the Company is considering limiting, suspending or revoking any Regulatory Permit held by a Group Company, and (C) each third party that is a manufacturer, contractor or agent for a Group Company is in compliance in all material respects with all Regulatory Permits, required by all applicable Medical Devices Laws insofar as they reasonably pertain to the Company Products. There is no material or false misleading information or significant omission in any submission related to any Regulatory Permit submitted to any Governmental Entity administering Medical Devices Laws and/or any other applicable Law.
(b) There is (and since the Lookback Date there has been) no material obligation arising under an administrative or regulatory action or material Proceeding, investigations or inspections by or on behalf of a Governmental Entity, warning letter, notice of violation letter, consent decree, request for information or other notice, response or commitment made to or with a Governmental Entity with respect to regulatory matters pending or, to the Company’s knowledge, threatened against or involving any Group Company or, to the Company’s knowledge, any of their Representatives acting for or on their behalf, related to compliance with the United States Federal Food, Drug, and Cosmetic Act (the “FDCA”) or any other applicable Medical Devices Laws as it relates to a Company Product. The Group Companies do not have, and since the Lookback Date have not had, any material Liabilities for failure to comply with any Medical Devices Laws and no Group Company, nor to the Company’s knowledge, any of their Representatives acting on their behalf, is party to or subject to any corporate integrity agreement, monitoring agreement, consent decree, deferred prosecution agreement, settlement order or similar Contract with or imposed by any Governmental Entity related to any applicable Medical Devices Laws that applies to the transactions contemplated by this Agreement or any Ancillary Documents. There is no, and there is no act, omission, event, or circumstance of which the Company has knowledge that would reasonably be expected to give rise to or lead to, any civil, criminal, regulatory or administrative Proceeding or investigation, demand letter, warning letter, or request for information pending against the Company. To the knowledge of the Company, there are no civil or criminal proceedings relating to the Company or any officer, director or employee of any Group Company that involve a matter within or related to FDA or any other Governmental Entity jurisdiction.
(c) To the knowledge of the Company, since the Lookback Date, all studies, tests and preclinical and clinical trials of Company Products conducted by or on behalf of the Company have been and are being conducted, in compliance with Medical Devices Laws and any other applicable Law. No Group Company has, nor, to the Company’s knowledge, have any of their Representatives acting on their behalf, received any written notice that the FDA or any other Governmental Entity responsible for oversight or enforcement of any applicable Medical Devices Laws, or any institutional review board (or similar body responsible for oversight of human subjects research) or institutional animal care and use committee (or similar body responsible for oversight of animal research), has initiated, or threatened to initiate, any Proceeding to restrict or suspend preclinical or nonclinical research on or clinical study of any Company Product or in which the Governmental Entity alleges or asserts a failure to comply with applicable Medical Devices Laws.
(d) All Company Products are, and since the Lookback Date have been, as applicable, designed, developed, tested, investigated, manufactured, assessed for conformity, processed, prepared, assembled, packaged, stored, tested, labeled, imported, exported, distributed, sold, marketed, placed on the market, and put
Ann. A-42

into service in compliance in all material respects with applicable Medical Devices Laws. The Company has not received any written notices, correspondence or other communications from any court or Governmental Entity and/or third party alleging violation of non-compliance with any Medical Devices Laws and/or any other applicable law.
(e) Since the Lookback Date, no Company Product has been seized, withdrawn, recalled, detained, subject to a suspension, field notification, and/or corrective action, destruction orders, safety alerts or similar actions of research, manufacturing, distribution, or commercialization activity, and there are no facts or circumstances reasonably likely to cause (i) the seizure, denial, withdrawal, recall, detention, public health notification, safety alert or suspension or termination of manufacturing, testing, marketing, or other activity relating to any Company Product, or (ii) a change in the labeling of any Company Product suggesting a compliance issue or risk, in either case. No Proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, revocation, suspension, import detention, or seizure of any Company Product are pending or threatened against the Company.
(f) No Group Company has, nor as it relates to a Group Company or any Company Product, to the Company’s knowledge, has any Person engaged by a Group Company for contract research, consulting or other collaboration services with respect to any Company Product, made any untrue statement of a material fact or a fraudulent statement to the FDA or any other Governmental Entity responsible for enforcement or oversight with respect to applicable Medical Devices Laws, or failed to disclose a material fact required to be disclosed to the FDA or such other Governmental Entity that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991), or for any other Governmental Entity to invoke a similar policy.
(g) No Group Company or any of their directors, officers or employees, and, to the Company’s knowledge, none of the Group Companies’ individual independent contractors or other service providers, including clinical trial investigators, (i) have been or are currently disqualified or excluded under, (ii) are currently subject to an investigation or Proceeding that would reasonably be expected to result in disqualification or exclusion, the assessment of civil monetary penalties for violation of any health care programs of any Governmental Entity under, or (iii) have been convicted of any crime regarding health care products or services, or engaged in any conduct that would reasonably be expected to result in any such exclusion, disqualification, or ineligibility under applicable Medical Devices Laws, including, (A) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law, (B) exclusion under 48 C.F.R. Subpart Section 9.4, the System for Award Management Nonprocurement Common Rule, or (C) disqualification under 21 C.F.R § 812.119. No Group Company or any of their current or former directors, officers or employees, and, to the Company’s knowledge, no Group Company’s individual independent contractors or other service providers to the extent acting on behalf of a Group Company have been subject to any criminal or civil fine or penalty imposed by, any Governmental Entity related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, or obstruction of an investigation of controlled substances. To the Company’s knowledge, no Group Company or any of their current or former directors, officers or employees, individual independent contractors or other service providers to the extent acting on behalf of a Group Company, has been (1) subject to any enforcement, regulatory or administrative proceedings against or affecting the Company or any of its Affiliates relating to material violations of any Medical Devices Laws and no such enforcement, regulatory or administrative proceeding has been threatened, or (2) a party to any corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order or similar agreement imposed by any Governmental Entity. To the Company’s knowledge, no Group Company or any of their directors, officers or employees, and, to the Company’s knowledge, none of the Group Companies’ individual independent contractors or other service providers to the extent acting on behalf of a Group Company, have received notice from the FDA, any other Governmental Entity or any health insurance institution with respect to disqualification or restriction.
(h) All material reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any similar foreign Governmental Entity by a Group Company have been so filed,
Ann. A-43

maintained or furnished, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. To the knowledge of the Company, all such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected or supplemented by a subsequent filing).
Section 3.25 Antitrust Matters. As of the Closing, all of the following conditions relating to the HSR Act will be true and correct:
(a) The Company will be its own ultimate parent entity (as such term is defined in 16 C.F.R. § 801.1(a)(3) and is interpreted by the Premerger Notification Office of the United States Federal Trade Commission (“PNO”)) and will not be controlled (as such term is defined in 16 C.F.R. § 801.1(b) and is interpreted by the PNO) by any other person or entity (as such terms are defined in 16 C.F.R. § 801.1(a) and are interpreted by the PNO).
(b) The annual net sales (as such term is defined in 16 C.F.R. § 801.11 and is interpreted by the PNO) of the Company will be below $222.7 million.
(c) The total assets (as such term is defined in 16 C.F.R. § 801.11 and is interpreted by the PNO) of the Company will be below $22.3 million.
(d) The Company will not be engaged in manufacturing (as such term is defined in 16 C.F.R. § 801.1(j) and is interpreted by the PNO).
Section 3.26 Investigation; No Other Representations.
(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the ARYA Parties and (ii) it has been furnished with or given access to such documents and information about the ARYA Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.
(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which the Company is or will be a party and no other representations or warranties of any ARYA Party or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which the Company is or will be a party, none of the ARYA Parties or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.
Section 3.27 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY ARYA PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, NEITHER THE COMPANY NOR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY ARYA PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OR ON BEHALF OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY ARYA PARTY IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE
Ann. A-44

TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY ARYA PARTY IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES RELATING TO THE ARYA PARTIES
(a) Subject to Section 8.8, except as set forth on the ARYA Disclosure Schedules, or (b) except as set forth in any ARYA SEC Reports (excluding (x) any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature, (y) any information incorporated by reference into the ARYA SEC Reports (other than from other ARYA SEC Reports), or (z) any information or disclosure subject to a confidential treatment order and not otherwise publicly available), each ARYA Party, jointly and severally, hereby represents and warrants to the Company, as of the date of this Agreement and as of the Closing, as follows:
Section 4.1 Organization and Qualification. Each ARYA Party is an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable). Each ARYA Party has the requisite corporate or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have an ARYA Material Adverse Effect.
Section 4.2 Authority. Each ARYA Party has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and, subject to the receipt of, in the case of ARYA, the ARYA Shareholder Approval and, as applicable, the approvals and consents to be obtained pursuant to Section 5.27, in the case of HoldCo, the approvals and consents to be obtained by HoldCo pursuant to Section 5.9, in the case of ARYA Merger Sub, the approvals and consents to be obtained by ARYA Merger Sub pursuant to Section 5.10, and in the case of Company Merger Sub, the approvals and consents to be obtained by Company Merger Sub pursuant to Section 5.11, in each case to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the ARYA Shareholder Approval and, as applicable, the approvals and consents to be obtained pursuant to Section 5.27, and the approvals and consents to be obtained by HoldCo (pursuant to Section 5.9), ARYA Merger Sub (pursuant to Section 5.10) and Company Merger Sub (pursuant to Section 5.11), the execution and delivery of this Agreement, the Ancillary Documents to which an ARYA Party is or will be a party, the performance of an ARYA Party’s obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of such ARYA Party. This Agreement has been and each Ancillary Document to which an ARYA Party is or will be a party has been or will be, upon execution thereof, duly and validly executed and delivered by such ARYA Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such ARYA Party (assuming this Agreement has been and the Ancillary Documents to which such ARYA Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such ARYA Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). The ARYA Shareholder Approval, together with, as applicable, the approvals and consents to be obtained pursuant to Section 5.27, are the only votes or consents of the holders of any class or series
Ann. A-45

of Equity Securities of ARYA required to approve and adopt this Agreement, the Ancillary Documents to which ARYA is or is contemplated to be a party, the performance of the obligations of the ARYA hereunder and thereunder and the consummation of the transactions contemplated hereby (including the Mergers).
Section 4.3 Consents and Requisite Governmental Approvals; No Violations.
(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of an ARYA Party with respect to such ARYA Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) (A) the filing with the SEC of the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC, (B) the filing with the SEC, and mailing to shareholders, of a proxy statement to amend the Pre-Closing ARYA Governing Documents in order extend the time period ARYA has to consummate the transactions contemplated by this Agreement and the clearance of SEC comments in connection with such proxy statement if any are issued during the 10-day waiting period provided by Rule 14a-6(a) of the Exchange Act, and (C) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (ii) compliance with the listing requirements of Nasdaq and such filings with and approvals of Nasdaq to permit the HoldCo Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on Nasdaq, (iii) the filing of the Company Certificate of Merger, (iv) the filing of the ARYA Plan of Merger and the other documents referred to in Section 2.1(c)(ii) with the Registrar of Companies of the Cayman Islands, (v) the approvals and consents to be obtained by HoldCo pursuant to Section 5.9, (vi) the approvals and consents to be obtained by ARYA Merger Sub pursuant to Section 5.10, (vii) the approvals and consents to be obtained by Company Merger Sub pursuant to Section 5.11, (viii) the ARYA Shareholder Approval or (ix) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have an ARYA Material Adverse Effect.
(b) None of the execution or delivery by an ARYA Party of this Agreement or any Ancillary Document to which it is or will be a party, the performance by an ARYA Party of its obligations hereunder or thereunder or the consummation by an ARYA Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the Governing Documents of an ARYA Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which an ARYA Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such ARYA Party or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of an ARYA Party, except in the case of any of clauses (ii) through (iv) above, as would not have an ARYA Material Adverse Effect.
Section 4.4 Brokers. Except as set forth on Section 4.4 of the ARYA Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any ARYA Party for which an ARYA Party has any obligation.
Section 4.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of either ARYA Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement (or any proxy statement related to an ARYA Extension) will, when the Registration Statement / Proxy Statement (or any proxy statement related to an ARYA Extension) is declared effective or when the Registration Statement / Proxy Statement (or any proxy statement related to an ARYA Extension) is mailed to the ARYA Shareholders or at the time of the ARYA Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 4.6 Capitalization of the ARYA Parties.
(a) Except for any changes to the extent permitted pursuant to Section 5.12 or resulting from the issuance, grant, transfer or disposition of Equity Securities of the ARYA in accordance with Section 5.12 or for changes resulting from any ARYA Shareholder Redemption, Section 4.6(a) of the ARYA Disclosure Schedules sets forth
Ann. A-46

a true and complete statement of the number and class or series (as applicable) of the issued and outstanding ARYA Shares prior to any ARYA Shareholder Redemption. All outstanding Equity Securities of ARYA (except to the extent such concepts are not applicable under the applicable Law of ARYA’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were not issued in violation of the Governing Documents of ARYA, and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than restrictions under applicable Securities Laws, under the Governing Documents of ARYA or under this Agreement or the Ancillary Documents) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person and (iii) have been offered, sold and issued in compliance in all material respects with applicable Law, including Securities Laws. Except for the ARYA Shares set forth on Section 4.6(a) of the ARYA Disclosure Schedules (assuming that no ARYA Shareholder Redemptions are effected) and those Equity Securities of ARYA either permitted by Section 5.12 or issued or granted in accordance with Section 5.12, immediately prior to Closing and before giving effect to the PIPE Financing, the Convertible Security Financing, the 2023 Bridge Financing and the 2024 Bridge Financing, there shall be no other Equity Securities of ARYA issued and outstanding.
(b) Except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise either permitted pursuant to Section 5.12 or issued, granted or entered into, as applicable, in accordance with Section 5.12, there are no outstanding (i) equity appreciation, phantom equity or profit participation rights or (ii) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts, in each case that could require ARYA to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of ARYA.
(c) The Equity Securities of each of HoldCo, ARYA Merger Sub and Company Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which any of HoldCo, ARYA Merger Sub or Company Merger Sub is a party or bound in any material respect. All of the outstanding Equity Securities of HoldCo are as of the date hereof and will be prior to the consummation of the transactions contemplated by Section 2.1 owned directly by ARYA free and clear of all Liens (other than transfer restrictions under applicable Securities Law and those restrictions set forth in this Agreement, the other Ancillary Documents, or the Pre-Closing ARYA Governing Documents). All of the outstanding Equity Securities of ARYA Merger Sub and Company Merger Sub are as of the date hereof and will be prior to the consummation of the transactions contemplated by Section 2.1 owned directly by HoldCo free and clear of all Liens (other than transfer restrictions under applicable Securities Law and those restrictions set forth in the applicable ARYA Party’s Governing Documents, this Agreement and the other Ancillary Documents). As of the date of this Agreement, ARYA has no Subsidiaries other than HoldCo, ARYA Merger Sub and Company Merger Sub, and does not own, directly or indirectly, any Equity Securities in any Person other than the foregoing.
(d) Section 4.6 of the ARYA Disclosure Schedules sets forth as of the date of this Agreement a list of all Indebtedness for borrowed money of ARYA.
Section 4.7 SEC Filings. ARYA has, as of the date hereof, timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “ARYA SEC Reports”), and, as of the Closing, will have timely filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional ARYA SEC Reports”), in each case, after giving effect to any applicable grace periods. Each of the ARYA SEC Reports, as of their respective dates of filing, or as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional ARYA SEC Reports, as of their respective dates of filing, and
Ann. A-47

as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the ARYA SEC Reports or the Additional ARYA SEC Reports (for purposes of the Additional ARYA SEC Reports, assuming that the representation and warranty set forth in Section 3.23 is true and correct in all respects with respect to all information supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, or, if amended, as of the date of such amendment, the ARYA SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the ARYA SEC Reports.
Section 4.8 Trust Account. As of the date of this Agreement, ARYA has an amount in cash in the Trust Account equal to at least $38,000,000. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations or in cash and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated March 2, 2021 (the “Trust Agreement”), between ARYA and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the ARYA SEC Reports to be inaccurate in any material respect or, to ARYA’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the ARYA Shareholders who shall have elected to redeem their ARYA Class A Shares pursuant to the Governing Documents of ARYA or (iii) if ARYA fails to complete a business combination within the allotted time period set forth in the Governing Documents of ARYA and liquidates the Trust Account, subject to the terms of the Trust Agreement, ARYA (in limited amounts to permit ARYA to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of ARYA) and then the ARYA Shareholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of ARYA and the Trust Agreement. As of the date of this Agreement, ARYA has performed all material obligations required to be performed by it to date, and is not in material default, under the Trust Agreement, and, to ARYA’s knowledge, no event has occurred which (with due notice or lapse of time or both) would constitute a material default under the Trust Agreement. As of the date of this Agreement, there are no Proceedings pending with respect to the Trust Account. Since March 2, 2021, ARYA has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement and with respect to the redemption of shareholders of ARYA that elected to redeem their shares in connection with the amendment of the Pre-Closing ARYA Governing Documents on February 28, 2023). Upon the consummation of the transactions contemplated hereby (including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the ARYA Shareholders who have elected to redeem their ARYA Class A Shares pursuant to the Governing Documents of ARYA, each in accordance with the terms of and as set forth in the Trust Agreement), ARYA shall have no further obligation under either the Trust Agreement or the Governing Documents of ARYA to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.
Section 4.9 Transactions with Affiliates. Section 4.9 of the ARYA Disclosure Schedules sets forth all Contracts between (a) ARYA, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of ARYA or the ARYA Sponsor or, on the other hand (each Person identified in this clause (b), an “ARYA Related Party”), other than (i) Contracts with respect to an ARYA Related Party’s employment with, or the provision of services to, ARYA entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation) and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.12 or entered into in accordance with Section 5.12. Except as set forth on Section 4.9 of the ARYA Disclosure Schedules or as either permitted pursuant to Section 5.12 or entered into in accordance with Section 5.12, no ARYA Related Party (A) owns any interest in any material asset or property used in the business of ARYA, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, vendor, partner, customer, lessor or other material business relation of ARYA or (C) owes any material amount to, or is owed any material amount by, ARYA (other than accrued compensation, employee benefits, employee or director
Ann. A-48

expense reimbursement, in each case, in the ordinary course of business or pursuant to a transaction entered into after the date of this Agreement that is either permitted pursuant to Section 5.12 or entered into in accordance with Section 5.12). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 (including, for the avoidance of doubt, pursuant to the second sentence of this Section 4.9) are referred to herein as “ARYA Related Party Transactions”.
Section 4.10 Litigation. As of the date of this Agreement, there is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to ARYA’s knowledge, threatened against or involving any ARYA Party that, if adversely decided or resolved, would be material to the ARYA Parties, taken as a whole. As of the date of this Agreement, none of the ARYA Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any ARYA Party pending against any other Person.
Section 4.11 Compliance with Applicable Law. Each ARYA Party is (and since its organization, incorporation or formation, as applicable, has been) in compliance with all applicable Laws, except as would not have an ARYA Material Adverse Effect.
Section 4.12 Absence of Changes. During the period beginning on March 2, 2021 and ending on the date of this Agreement, (a) no ARYA Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, the ARYA Parties have conducted their businesses in the ordinary course in all material respects.
Section 4.13 HoldCo and Merger Sub Activities. Each of HoldCo, ARYA Merger Sub and Company Merger Sub was organized solely for the purpose of entering into this Agreement and the applicable Ancillary Documents, the performance of its respective covenants and agreements in this Agreement and the applicable Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incidental or related to, or incurred in connection with, its organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence or the negotiation, preparation or execution of this Agreement or any Ancillary Document, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.
Section 4.14 Internal Controls; Listing; Financial Statements.
(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of ARYA’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) ARYA has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of ARYA’s financial reporting and the preparation of ARYA’s financial statements for external purposes in accordance with GAAP and (ii) ARYA has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to ARYA is made known to ARYA’s principal executive officer and principal financial officer by others within ARYA.
(b) ARYA has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(c) Since its initial public offering, ARYA has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The classes of securities representing issued and outstanding ARYA Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no material Proceeding pending or, to ARYA’s knowledge, threatened against ARYA by Nasdaq or the SEC with respect to any intention by such entity to deregister ARYA Class A Shares or prohibit or terminate the listing of ARYA Class A Shares on Nasdaq. Except as otherwise contemplated in connection with the Closing and the transactions contemplated by this Agreement and the Ancillary Documents, ARYA has not taken any action that is designed to terminate the registration of ARYA Class A Shares under the Exchange Act.
(d) The ARYA SEC Reports contain true and complete copies of the applicable ARYA Financial Statements. The ARYA Financial Statements (i) fairly present in all material respects the financial position of ARYA as at the respective dates thereof (as amended), and the results of its operations, shareholders’ equity and
Ann. A-49

cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods indicated (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (iii) in the case of the audited ARYA Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act (including Regulation S-X or Regulation S-K, as applicable) in effect as of the date of this Agreement.
(e) ARYA has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for ARYA’s and its Subsidiaries’ assets. ARYA maintains and, for all periods covered by the ARYA Financial Statements, has maintained books and records of ARYA in the ordinary course of business that are designed to provide reasonable assurance regarding the accuracy and completeness thereof and reflect the revenues, expenses, assets and liabilities of ARYA in all material respects.
(f) Since its incorporation, ARYA has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of ARYA to ARYA’s knowledge, (ii) except as disclosed in the ARYA SEC Reports, a “material weakness” in the internal controls over financial reporting of ARYA to ARYA’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of ARYA who have a significant role in the internal controls over financial reporting of ARYA.
Section 4.15 No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.15 of the ARYA Disclosure Schedules, (b) incurred in connection with, related to or arising out of the negotiation, preparation or execution of this Agreement or any Ancillary Document, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (including, for the avoidance of doubt, any fees, costs or expenses incurred by or on behalf of any ARYA Party and any Liabilities directly or indirectly arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, including any shareholder demand or other shareholder Proceedings (including derivative claims) arising out of, or related to, any of the foregoing), (c) that are incurred in connection with or are incidental or related to its organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence or ARYA being (or continuing to be) a public company listed on Nasdaq, (d) set forth or disclosed in the ARYA Financial Statements, (e) that have arisen since the date of the most recent balance sheet included in the ARYA SEC Reports in the ordinary course of business, (f) that are either permitted pursuant to Section 5.12 or incurred in accordance with Section 5.12, or (g) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the ARYA Parties, taken as a whole, the ARYA Parties do not have any Liabilities.
Section 4.16 Tax Matters.
(a) Each ARYA Party has prepared and filed with the appropriate Tax Authority all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each ARYA Party has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.
(b) Each ARYA Party has timely withheld and paid to the appropriate Tax Authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.
(c) No deficiencies for Taxes against any ARYA Party have been claimed, proposed or assessed in writing by any Tax Authority that remain unpaid except for deficiencies which are being contested in good faith and with
Ann. A-50

respect to which adequate reserves have been established. No ARYA Party is currently the subject of a Tax audit or examination by any Tax Authority or has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination by any Tax Authority that has not been resolved or completed, in each case with respect to material Taxes.
(d) None of the ARYA Parties have consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business or automatic extensions of time to file Tax Returns not requiring the consent of any Tax Authority.
(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any ARYA Party which agreement or ruling would be effective after the Closing Date.
(f) None of the ARYA Parties is and none of the ARYA Parties has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).
(g) There are no Liens for material Taxes on any assets of the ARYA Parties other than Permitted Liens.
(h) During the two (2)-year period ending on the date of this Agreement, none of the ARYA Parties was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.
(i) None of the ARYA Parties (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Group Company) or (ii) has any material Liability for the Taxes of any Person (other than an ARYA Party) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes).
(j) No written claims have ever been made by any Tax Authority in a jurisdiction where an ARYA Party does not file Tax Returns that such ARYA Party is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.
(k) None of the ARYA Parties is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and none of the ARYA Parties is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.
(l) Each ARYA Party is tax resident only in its country of organization, incorporation or formation, as applicable.
(m) None of the ARYA Parties has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(n) None of the ARYA Parties has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents and the ARYA Parties do not have knowledge of any facts or circumstances that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.
Section 4.17 Investment Company Act. No ARYA Party is an “investment company” within the meaning of the Investment Company Act.
Section 4.18 CFIUS Foreign Person Status. No ARYA Party is a “foreign person” or a “foreign entity,” as defined in Section 721 of the Defense Production Act of 1950, including all implementing regulations thereof (the “DPA”). No ARYA Party is controlled by a “foreign person,” as defined in the DPA. No ARYA Party permits any foreign person affiliated with ARYA, whether affiliated as a limited partner or otherwise, to obtain through ARYA any of the following with respect to ARYA: (i) access to any “material nonpublic technical information” (as defined in the DPA) in the possession of ARYA; (ii) membership or observer rights on the Board of Directors or equivalent governing body of ARYA or the right to nominate an individual to a position on the Board of Directors or equivalent
Ann. A-51

governing body of ARYA; (iii) any involvement, other than through the voting of shares, in the substantive decision-making of ARYA regarding (x) the use, development, acquisition, or release of any “critical technology” (as defined in the DPA), (y) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in the DPA) of U.S. citizens maintained or collected by ARYA, or (z) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in the DPA); or (iv) “control” of the Company (as defined in the DPA).
Section 4.19 Compliance with Internal Trade & Anti-Corruption Laws.
(a) Since ARYA’s incorporation, neither ARYA nor, ARYA’s respective officers, directors or employees or, to ARYA’s knowledge, any of their other Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) - (iii) or any country or territory which is or has, since ARYA’s incorporation, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria).
(b) Since ARYA’s incorporation, none of the ARYA Parties, any of their respective officers or directors or, to ARYA’s knowledge, any of their other Representatives, or any other Persons acting for or on behalf of the ARYA Parties has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.
Section 4.20 Investigation; No Other Representations.
(a) Each ARYA Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.
(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each ARYA Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which each ARYA Party is or will be a party and no other representations or warranties of the Company or any other Person, either express or implied, and each ARYA Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which each ARYA Party is or will be a party, neither the Company nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.
Section 4.21 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, NONE OF THE ARYA PARTIES OR ANY OTHER PERSON MAKES, AND EACH ARYA PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE ARYA PARTIES THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE ARYA PARTIES BY OR ON BEHALF OF THE MANAGEMENT OF ANY ARYA PARTY OR OTHERS IN CONNECTION WITH THE
Ann. A-52

TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY ARYA PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY ARYA PARTY OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OF ITS REPRESENTATIVES IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
ARTICLE 5
COVENANTS
Section 5.1 Conduct of Business of the Company.
(a) From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, or as consented to in writing by ARYA (such consent not to be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course in all material respects and (ii) use reasonable best efforts to maintain and preserve intact the business organization, assets, properties and business relations of the Group Companies.
(b) Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on, Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by ARYA (such consent, other than in the case of Section 5.1(b)(i), Section 5.1(b)(vii)(D), Section 5.1(b)(xv), or Section 5.1(b)(xvi) (to the extent related to any of the foregoing), not to be unreasonably withheld, conditioned or delayed), not do any of the following:
(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase or redeem any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company;
(ii) merge, consolidate, combine or amalgamate any Group Company with any Person or purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;
(iii) adopt any amendments, supplements, restatements or modifications to (A) any Group Company’s Governing Documents, or (B) any Company Shareholders Agreement;
(iv) transfer, sell, assign, abandon, lease, permit to lapse or expire, license or otherwise dispose of any material assets or properties of any of the Group Companies, other than the sale of inventory or the abandonment of obsolete equipment in the ordinary course of business, or create, subject to or incur any Lien on any material assets or properties of any of the Group Companies (other than any Permitted Liens);
(v) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than, prior to the delivery of the Allocation Schedule
Ann. A-53

pursuant to Section 2.3, (x) the issuance of the Company Common Shares upon the exercise of any Company Options outstanding as of the date of this Agreement in accordance with the terms of the Company Equity Plans and the underlying grant, award or similar agreement, (y) the issuance of Company Common Shares upon the exercise of any Company Warrants outstanding as of the date of this Agreement in accordance with the terms of the underlying warrant or similar agreement or (z) the issuance of Company Common Shares upon the Company Preferred Shares Conversion or the Company Convertible Notes Conversion;
(vi) incur, create or assume any Indebtedness, other than ordinary course trade payables and the funding of any amounts pursuant to the 2023 Bridge Financing or 2024 Bridge Financing;
(vii) (A) amend, modify or terminate any Material Contract of the types described in Section 3.7(a)(i), Section 3.7(a)(v), Section 3.7(a)(vii), Section 3.7(a)(viii), Section 3.7(a)(ix), Section 3.7(a)(x)(B) or Section 3.7(a)(xii) (such types of Material Contracts, collectively, the “Designated Material Contracts”) or, except as would not be reasonably expected to be materially adverse to any Group Company (or, following the Closing, the ARYA Parties), any other Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any Material Contract pursuant to its terms or entering into additional work or purchase orders pursuant to, and in accordance with the terms of, any Material Contract), (B) waive any material benefit or right under any Designated Material Contract or, except as would not be reasonably expected to be materially adverse to any Group Company (or, following the Closing, the ARYA Parties), any other Material Contract, (C) enter into any Contract that would otherwise constitute a Designated Material Contract or, except as would not be reasonably expected to be materially adverse to any Group Company (or, following the Closing, the ARYA Parties), any other Material Contract, in each case if entered into prior to the date of this Agreement, or (D) consummate any other transaction or make (or agree to make) any other payments that, if reflected in a Contract and existing on the date hereof, would be required to be disclosed on Section 3.19 of the Company Disclosure Schedules, provided that for purposes of this Section 5.1(b)(vii), Material Contracts shall not include employment agreements, which are the subject of Section 5.1(b)(ix);
(viii) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries and the reimbursement of expenses of employees in the ordinary course of business;
(ix) except (x) as required under the terms of any Employee Benefit Plan of any Group Company that is set forth on the Section 3.11(a) of the Company Disclosure Schedules or (y) in the ordinary course of business consistent with past practice or as otherwise required by Law (it being understood and agreed, for the avoidance of doubt, that in no event shall the exceptions in this clause (y) be deemed or construed as permitting any Group Company to take any action that is prohibited by any other provision of this Section 5.1(b)), (A) amend, modify in any material respect, adopt, enter into or terminate any material Employee Benefit Plan of any Group Company or any material benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement (excluding any employment or consulting agreements that are entered into in the ordinary course of business) (1) with any newly hired or newly engaged service providers to any Group Company each of whose compensation would not exceed, on an annualized basis $275,000 per year, (B) materially increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company (except as set forth in (A)), (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, or (D) waive or release any noncompetition, non-solicitation, non-interference, non-disparagement, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company;
(x) make (other than (i) in the ordinary course of business consistent with past practice or (ii) as may be required by Law), change or revoke any material election concerning Taxes, change any material Tax accounting method or period, amend any material Tax Return, surrender any right to claim a material
Ann. A-54

refund of any Taxes, enter into any material Tax closing agreement, settle any material Tax claim, assessment, or Proceeding, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, or Proceeding, other than any such extension or waiver that is obtained in the ordinary course of business;
(xi) enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of $25,000, in or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or ARYA or any of its Affiliates after the Closing);
(xii) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;
(xiii) change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;
(xiv) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement or any Ancillary Document;
(xv) make any Change of Control Payment that is not set forth on Section 3.2(d) of the Company Disclosure Schedules; or
(xvi) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.
Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give ARYA, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing.
Section 5.2 Efforts to Consummate; Transaction Litigation.
(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the Closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and deliver such Ancillary Document when required pursuant to this Agreement, (ii) using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the PIPE Subscription Agreements, (iii) using reasonable best efforts to obtain the Convertible Security Financing on the terms and subject to the conditions set forth in the Convertible Security Subscription Agreements, and (iv) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a)(iv) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or Liabilities to the Company or any of its Affiliates (including the other Group Companies and, from and after the ARYA Merger Effective Time, ARYA)). Without limiting the generality of the foregoing, (x) each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents and (y) the Company shall, prior to the Closing Date, deliver to the ARYA Parties, (I) a payoff letter (the “SVB Payoff Letter”) with respect to the SVB Credit Agreement, duly executed by the parties thereto, that provides for, among other things, the satisfaction and discharge in full of all outstanding amounts and Liabilities in respect of the SVB Credit Agreement and release in full of any Liens in respect of the SVB Credit Agreement and (II) any Lien release documentation necessary or advisable in connection with the matters described in clause (I) that are duly executed by the appropriate parties to the SVB Credit Agreement, in the case of each of clause (I) and (II), in form and substance reasonably satisfactory to the ARYA Parties. Each of the Company, on the one hand, and ARYA, on the other, shall bear 50% of all of the costs, fees and expenses incurred in connection with obtaining the Consents of any Governmental Entities, and any filing (or similar) fees or other costs payable in
Ann. A-55

connection the preparation, filing or mailing of the Registration Statement / Proxy Statement; provided, however, that, subject to Section 8.6, each Party shall bear its own out-of-pocket costs and expenses of attorneys and other advisors incurred in connection with the preparation of or seeking any such Consents.
(b) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the ARYA Parties, on the one hand, and the Company, on the other hand, shall, in each case to the extent permitted by applicable Law, each as promptly as reasonably practicable notify each other of any written communication received from any Governmental Entity regarding the transactions contemplated by this Agreement or any Ancillary Document. From and after the date of this Agreement until the earlier of the Closing or a termination of this Agreement in accordance with its terms, each of the Group Companies and ARYA shall give counsel for the Company (in the case of any ARYA Party) or ARYA (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, (i) any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents or (ii) any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party to any Governmental Entity in connection with the transactions contemplated by this Agreement. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any ARYA Party, the Company, or, in the case of the Company, ARYA in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any ARYA Party, the Company, or, in the case of the Company, ARYA, the opportunity to attend and participate in such meeting or discussion. If any Party receives a request for additional information or documentary material from any such Governmental Entity with respect to the transactions contemplated by this Agreement or the Ancillary Documents, then such Party will use its reasonable best efforts to make, or cause to be made, as expeditiously as possible and after consultation with the other Parties, an appropriate response to such request.
(c) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.
(d) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the ARYA Parties, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of ARYA, any of the ARYA Parties or any of their respective Representatives (in their capacity as a Representative of a ARYA Party) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a Representative of any Group Company). ARYA and each Group Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, in no event shall (x) any ARYA Party or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), or (y) any Group Company or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of ARYA (prior to the ARYA Merger Effective Time) or the ARYA Sponsor (from and after the ARYA Merger Effective Time) (in either case, such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that following the Closing Date, the prior written consent of the ARYA Sponsor shall not be required if (A) none of the ARYA Sponsor, any of its Representatives or any officer, director or other Representative of ARYA prior to the ARYA Merger Effective Time are the subject of (in whole or in part) such Transaction Litigation and (B) such settlement or compromise does not contain a claim of, admission, statement or other acknowledgement of wrongdoing or liability by the ARYA Sponsor, any of its Representatives or any officer, director or other Representative of ARYA.
Ann. A-56

Section 5.3 Confidentiality and Access to Information.
(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained in this Agreement or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained in this Agreement or such Ancillary Document, as applicable, shall govern and control to the extent of such conflict.
(b) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to ARYA and its Representatives during normal business hours reasonable access to the directors, officers, books and records and properties of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies). Notwithstanding the foregoing, none of the Group Companies shall be required to provide, or cause to be provided, to ARYA or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use reasonable best efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and any ARYA Party, on the other hand, are adverse parties in a litigation or other Proceeding and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law or Order.
(c) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, ARYA shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the ARYA Parties (in a manner so as to not interfere with the normal business operations of the ARYA Parties). Notwithstanding the foregoing, ARYA shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any ARYA Party is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally binding obligation of any ARYA Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any ARYA Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), ARYA shall use, and shall cause the other ARYA Parties to use, reasonable best efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if an ARYA Party or the ARYA Sponsor or any of their respective Representatives, on the one hand, and any Group Company, or any of their respective Representatives, on the other hand, are adverse parties in a litigation or other Proceeding and such information is reasonably pertinent thereto; provided that ARYA shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law or Order.
(d) The Parties hereby acknowledge and agree that the Confidentiality Agreement shall be automatically terminated effective as of the Closing without any further action by any Party or any other Person.
Ann. A-57

Section 5.4 Public Announcements.
(a) Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the ARYA Merger Effective Time, the Company and ARYA or, after the ARYA Merger Effective Time, Holdco and the ARYA Sponsor; provided, however, that each Party, the ARYA Sponsor and their respective Representatives may issue or make, as applicable, any such press release, public announcement or other communication (i) if such press release, public announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party or its applicable Representatives shall, unless and to the extent prohibited by such applicable Law, (x) if the disclosing Person is an ARYA Party or a Representative of an ARYA Party, reasonably consult with the Company in connection therewith and provide the Company with an opportunity to review and comment on such press release, public announcement or communication and shall consider any such comments in good faith, or (y) if the disclosing Party is the Company or a Representative of the Company, reasonably consult with ARYA in connection therewith and provide ARYA with an opportunity to review and comment on such press release, public announcement or communication and shall consider any such comments in good faith, or (B) after the Closing, the disclosing Party or its applicable Representatives shall, unless and to the extent prohibited by such applicable Law, (x) if the disclosing Person is the ARYA Sponsor or a Representative of the ARYA Sponsor, reasonably consult with HoldCo in connection therewith and provide the Company with an opportunity to review and comment on such press release, public announcement or communication and consider any such comments in good faith, (y) if the disclosing Person is HoldCo or a Representative of HoldCo, reasonably consult with the ARYA Sponsor in connection therewith and provide the ARYA Sponsor with an opportunity to review and comment on such press release, public announcement or communication and consider any such comments in good faith, and (z) if the disclosing Person is HoldCo or a Representative of HoldCo, reasonably consult with the ARYA Sponsor in connection therewith and provide the ARYA Sponsor with an opportunity to review and comment on such press release, public announcement or communication and consider any such comments in good faith, (ii) to the extent such press release, public announcements or other communications contain only information previously disclosed in a press release, public announcement or other communication previously made in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the ARYA Parties, the ARYA Sponsor, the Perceptive Investor and their respective Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect former, current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities.
(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and ARYA prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof (or, if the date of execution of this Agreement is not a Business Day, on the first Business Day following execution of this Agreement). Promptly after the execution of this Agreement, ARYA shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and ARYA shall consider such comments in good faith. The Company, on the one hand, and ARYA, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or ARYA, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date (or such other date as may be mutually agreed to in writing by ARYA and the Company prior to the Closing), the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), HoldCo shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, which Closing Filing shall be in a form to be mutually agreed between ARYA and the Company (such agreement not to be unreasonably withheld, conditioned or delayed). In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and, in the case of the Company, its equityholders, and such other matters as may be reasonably necessary for such press release or filing.
Ann. A-58

Section 5.5 Tax Matters.
(a) Tax Treatment.
(i) The Parties intend that (A) the Mergers, the PIPE Financing, the 2023 Bridge Note Exchange, the 2024 Bridge Note Exchange (to the extent applicable) and the Convertible Security Financing (to the extent applicable) shall collectively be treated as an integrated transaction qualifying under Section 351(a) of the Code and (B) the Company Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to cause the Mergers to so qualify and shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), such treatment unless required to do so pursuant to applicable Law. The Parties further acknowledge that the ARYA Merger may also independently qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and for the avoidance of doubt, the preceding sentence shall not be interpreted to prevent a person from reporting the ARYA Merger as a “reorganization” within the meaning of Section 368(a) of the Code.
(ii) The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The Parties shall not take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, the Intended Tax Treatment.
(iii) If in connection with the preparation and filing of the Registration Statement / Proxy Statement, the SEC requires that tax opinions be prepared and submitted, HoldCo, ARYA and the Company shall deliver to the applicable tax advisors or counsel of HoldCo, ARYA and/or the Company customary Tax representation letters satisfactory to such tax advisors or counsel, dated and executed as of the date(s) as determined reasonably necessary by such tax advisors or counsel in connection with the preparation and filing of the Registration Statement / Proxy Statement, and, if the SEC requires a tax opinion with respect to the Intended Tax Treatment of the Mergers or other Tax consequences of the transactions contemplated hereby to equityholders of ARYA, ARYA shall use its reasonable best efforts to cause such opinion (as so required by the SEC) to be provided by Kirkland & Ellis LLP (or such other tax advisors or counsel of ARYA as determined by ARYA and acceptable to the SEC), subject to customary assumptions and limitations, and, if the SEC requires a tax opinion with respect to the Intended Tax Treatment of the Mergers or other Tax consequences of the transactions contemplated hereby to equityholders of the Company, the Company shall use its reasonable best efforts to cause such opinion (as so required by the SEC) to be provided by Reed Smith LLP (or such other tax advisors or counsel of the Company as determined by the Company and acceptable to the SEC), subject to customary assumptions and limitations. Each of the Parties shall (and shall cause their respective Affiliates to) use reasonable best efforts to cooperate with one another and their respective Tax advisors or counsel in connection with the issuance of an opinion described under this Section 5.5(a)(iii).
(b) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or Tax Proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax Proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and making available to the ARYA Shareholders information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising, if applicable, as a result of ARYA’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely providing (i) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (ii) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period.
Section 5.6 Exclusive Dealing.
(a) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and its and their
Ann. A-59

respective Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing information), knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract, arrangement or understanding regarding a Company Acquisition Proposal; (iv) other than in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, prepare or take any steps in connection with a public offering of any Equity Securities or other securities of any Group Company (or any Affiliate or successor of any Group Company or any of their respective Affiliates); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify ARYA promptly upon receipt of any written offer or proposal that the Company reasonably determines represents a Company Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep ARYA reasonably informed on a current basis of any modifications to such offer or information.
(b) From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the ARYA Parties shall not, and each of them shall cause their Representatives not to, (i) solicit or initiate or enter into, directly or indirectly, discussions, negotiations or transactions with respect to, or knowingly encourage (including by means of providing any information to any other potential business combination target of ARYA), any ARYA Acquisition Proposal, (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, an ARYA Acquisition Proposal, (iii) enter into any Contract, arrangement or understanding regarding an ARYA Acquisition Proposal, or (iv) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing. ARYA agrees to (A) notify the Company promptly upon receipt by any ARYA Party of any written offer or proposal that ARYA reasonably determines represents an ARYA Acquisition Proposal, and to describe the material terms and conditions of any such ARYA Acquisition Proposal in reasonable detail (including the identity of any person or entity making such ARYA Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information.
For the avoidance of doubt, it is understood and agreed that the covenants and agreements contained in this Section 5.6 shall not prohibit the Company, any ARYA Party or any of their respective Representatives from taking any actions in the ordinary course that are not otherwise in violation of this Section 5.6 (such as answering phone calls) or informing any Person inquiring about a possible Company Acquisition Proposal or ARYA Acquisition Proposal, as applicable, of the existence of the covenants and agreements contained in this Section 5.6.
Section 5.7 Preparation of Registration Statement / Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, ARYA and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either of ARYA or the Company, as applicable), and HoldCo shall file with the SEC, the Registration Statement / Proxy Statement (it being understood and agreed that the Registration Statement / Proxy Statement shall include a prospectus of HoldCo and a proxy statement and notice of extraordinary general meeting of ARYA which will be included therein and which will be used for the ARYA Shareholders Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals and provide the applicable holders of ARYA Class A Shares with the opportunity to effect the ARYA Shareholder Redemption, all in accordance with and as required by ARYA’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and Nasdaq). Each of ARYA and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, in the case of the Company, using reasonable best efforts to provide financial statements (audited and unaudited) of, and any other information with respect to, the Group Companies and pro forma financial statements for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments or requests from the SEC and using reasonable best efforts to cause the Group Companies’ auditors to deliver the required audit opinions and consents); (b) promptly notify, in the case of the Company, ARYA or, in the case of ARYA, the Company of, reasonably cooperate with each other with respect to and respond promptly to any comments or requests of the SEC or its staff; (c) promptly prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either of ARYA
Ann. A-60

or the Company, as applicable) any amendments or supplements to the Registration Statement / Proxy Statement in order to address comments or requests from the SEC or its staff (which amendments or supplements shall be promptly filed by the Company); (d) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (e) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. ARYA, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for inclusion in any other statement, filing, notice or application made by or on behalf of HoldCo, ARYA or the Company to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including delivering customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith as described in Section 5.5(a)(iii). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of any ARYA Party, the Company, or, in the case of the Company, ARYA, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of ARYA, the Company, or, in the case of the Company, ARYA (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) HoldCo shall as promptly as practicable file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall use reasonable best efforts to cause the mailing such amendment or supplement to the ARYA Shareholders. ARYA shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of ARYA Shares for offering or sale in any jurisdiction, and ARYA and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 5.8 ARYA Shareholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, ARYA shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold a meeting of its shareholders (the “ARYA Shareholders Meeting”) in accordance with the Governing Documents of ARYA, for the purposes of obtaining the ARYA Shareholder Approval and, if applicable, any approvals related thereto and providing its applicable shareholders with the opportunity to elect to effect an ARYA Shareholder Redemption. Except as otherwise required by applicable Law, (i) ARYA shall, through the approval of the ARYA Board, recommend to its shareholders (the “ARYA Board Recommendation”), (A) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Mergers) (the “Business Combination Proposal”); (B) the adoption and approval of the ARYA Plan of Merger, the ARYA Merger and the First Surviving Company Governing Documents (the “ARYA Merger Proposal”); (C) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (D) the adoption and approval of each other proposal reasonably agreed to by ARYA and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (E) the adoption and approval of a proposal for the adjournment of the ARYA Shareholders Meeting, if necessary (1) because there are not sufficient votes to approve and adopt any of the foregoing or (2) to seek to limit or reverse any redemptions of ARYA Class A Shares (such proposals in (A) through (E), collectively, the “Transaction Proposals”), and (ii) ARYA shall include such recommendation contemplated by clause (i) in the Registration Statement / Proxy Statement. Notwithstanding the foregoing or anything to the contrary herein, ARYA may adjourn the ARYA Shareholders Meeting (1) to solicit additional proxies for the purpose of obtaining the ARYA Shareholder Approval or (2) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that ARYA has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the ARYA Shareholders prior to the ARYA Shareholders Meeting; provided that, without the consent of the Company, in no event shall ARYA adjourn the ARYA Shareholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that
Ann. A-61

is beyond the Termination Date. Except as otherwise required by applicable Law, ARYA covenants that none of the ARYA Board or ARYA nor any committee of the ARYA Board shall withdraw or modify, or propose publicly or by formal action of the ARYA Board, any committee of the ARYA Board or ARYA to withdraw or modify, in a manner adverse to the Company, the ARYA Board Recommendation or any other recommendation by the ARYA Board or ARYA of the proposals set forth in the Registration Statement / Proxy Statement.
Section 5.9 HoldCo Shareholder Approval. As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, ARYA, as the sole stockholder of HoldCo, shall approve and adopt this Agreement, the Ancillary Documents to which HoldCo is or will be a party and the transactions contemplated hereby and thereby (including the Mergers).
Section 5.10 ARYA Merger Sub Shareholder Approval. As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, HoldCo, as the sole shareholder of ARYA Merger Sub, shall approve and adopt this Agreement, the Ancillary Documents to which ARYA Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the ARYA Merger).
Section 5.11 Company Merger Sub Shareholder Approval. As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, HoldCo, as the sole stockholder of Company Merger Sub, shall approve and adopt this Agreement, the Ancillary Documents to which Company Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Company Merger).
Section 5.12 Conduct of Business of ARYA. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, ARYA shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the PIPE Financing, any ARYA Extension or the Convertible Security Financing), as required by applicable Law, as set forth on Section 5.12 of the ARYA Disclosure Schedules or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), do any of the following:
(a) adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the Governing Documents of any ARYA Party;
(b) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, its Equity Securities, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any of its outstanding Equity Securities;
(c) split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;
(d) incur, create or assume any Indebtedness, except for Indebtedness for borrowed money in an amount not to exceed $3,000,000 in the aggregate;
(e) make any loans or advances to, or capital contributions in, any other Person, other than to, or in, ARYA or any of its Subsidiaries;
(f) issue any Equity Securities or grant any additional options, warrants or stock appreciation rights with respect to its Equity Securities;
(g) (i) amend, modify or renew any ARYA Related Party Transaction, other than (A) the entry into, amendment or modification of any Contract with an ARYA Related Party with respect to the incurrence of Indebtedness permitted by Section 5.12(d) or (B) for the avoidance of doubt, any expiration or automatic extension or renewal of any Contract pursuant to its terms, or (ii) enter into any Contract that would constitute an ARYA Related Party Transaction if entered into prior to the execution and delivery of this Agreement;
(h) engage in any activities or business, or incur any material Liabilities, other than any activities, businesses or Liabilities that are (A) either permitted under this Section 5.12 (including, for the avoidance of doubt, any activities, businesses or Liabilities contemplated by, incurred in connection with or that are otherwise incidental or attendant to this Agreement or any Ancillary Document, the performance of any covenants or
Ann. A-62

agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby) or in accordance with this Section 5.12; (B) in connection with or incidental or related to its continuing corporate (or similar) existence or it being (or continuing to be) a public company listed on Nasdaq, or (C) administrative or ministerial in nature;
(i) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;
(j) make (other than (i) in the ordinary course of business consistent with past practice or (ii) as may be required by Law), change or revoke any material election concerning Taxes, change any material Tax accounting method or period, amend any material Tax Return, surrender any right to claim a material refund of any Taxes, enter into any material Tax closing agreement, settle any material Tax claim, assessment, or Proceeding, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim, assessment, or Proceeding, other than any such extension or waiver that is obtained in the ordinary course of business;
(k) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement; or
(l) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.12.
Notwithstanding anything in this Section 5.12 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of any ARYA Party and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any ARYA Party from using the funds held by an ARYA Party outside the Trust Account to pay any fees, costs or expenses incurred by expenses or Liabilities or from otherwise distributing or paying over any funds held by ARYA outside the Trust Account to the ARYA Sponsor or any of its Affiliates, in each case, prior to the Closing.
Section 5.13 Stock Exchange Listing. ARYA shall use its reasonable best efforts to maintain the current listing of ARYA Shares on Nasdaq from the date of this Agreement until the Closing. HoldCo shall use its reasonable best efforts to (a) cause the HoldCo Shares issuable in accordance with this Agreement to be approved for listing on Nasdaq, subject to official notice of issuance thereof, and (b) to satisfy any applicable initial listing requirements of Nasdaq, in each case as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the ARYA Merger Effective Time. The Company shall, and shall cause its Representatives to, reasonably cooperate with ARYA, HoldCo and their respective Representatives in connection with the foregoing.
Section 5.14 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, ARYA shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders of ARYA pursuant to the ARYA Shareholder Redemption, (B) pay the amounts due to the underwriters of ARYA’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to ARYA in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
Section 5.15 Company Shareholder Approval.
(a) As promptly as reasonably practicable (and in any event within two (2) Business Days) following the date on which the Registration Statement / Proxy Statement is declared effective under the Securities Act (the “Company Shareholder Written Consent Deadline”), the Company shall obtain and deliver to ARYA a true and correct copy of the adoption and approval of this Agreement and the transactions contemplated hereby by the Company Shareholders acting by written consent in lieu of a meeting (in form and substance reasonably satisfactory to ARYA) (the “Company Shareholder Written Consent”) that is duly executed and delivered by the Company Shareholders that hold (i) in the aggregate, the requisite number and type of Company Shares as are required for the approval and adoption of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers and the termination of the Company Shareholders Agreements), in each case, in accordance with the DGCL, the Company’s Governing Documents and the Company Shareholders Agreements and (ii) the Requisite Preferred
Ann. A-63

Majority in favor of the approval and adoption of the Company Preferred Shares Conversion (clause (i) and (ii), collectively, the “Requisite Company Shareholder Approval”). The Company, through the unanimous approval of the Company Board, shall recommend to the holders of Company Shares the approval and adoption of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers, the Company Preferred Shares Conversion and the termination of the Company Shareholders Agreements) (the “Company Board Recommendation”).
(b) Promptly following the receipt of the Company Shareholder Written Consent, and in any event within five (5) Business Days thereof, the Company shall prepare and deliver to each Company Shareholder who has not executed and delivered the Company Shareholder Written Consent an information statement, in form and substance required under the DGCL in connection with the Company Merger and otherwise reasonably satisfactory to ARYA, which information statement shall include (i) copies of this Agreement and the Registration Statement / Proxy Statement, (ii) the Company Board Recommendation, (iii) a description of any dissenters’ rights of the Company Shareholders available under Section 262 of the DGCL and any other disclosure with respect to dissenters’ rights required by applicable Law and (iv) in accordance with the requirements of Section 228(e) of the DGCL, notice to any Company Shareholder who has not executed and delivered the Company Shareholder Written Consent of the corporate action by those Company Shareholders who did execute the Company Shareholder Written Consent. Prior to the ARYA Merger Effective Time, the Company shall use commercially reasonable efforts to obtain a written consent from each Company Shareholder who has not previously delivered the Company Shareholder Written Consent in respect of such Company Shareholder’s approval and adoption of this Agreement, the Ancillary Documents to which the Company is or will be a party, the transactions contemplated hereby and thereby (including the Mergers).
Section 5.16 ARYA Indemnification; Directors’ and Officers’ Insurance.
(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each ARYA Party, as provided in the applicable ARYA Party’s Governing Documents or otherwise in effect as of immediately prior to the ARYA Merger Effective Time, in either case, solely with respect to any matters occurring on or prior to the ARYA Merger Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the ARYA Merger Effective Time for a period of six (6) years and (ii) HoldCo will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, HoldCo shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable ARYA Party’s Governing Documents or other applicable agreements as in effect immediately prior to the ARYA Merger Effective Time. The indemnification and liability limitation or exculpation provisions of the ARYA Parties’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified following the ARYA Merger Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the ARYA Merger Effective Time, or at any time prior to such time, were directors or officers of any ARYA Party (the “ARYA D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the ARYA Merger Effective Time and relating to the fact that such ARYA D&O Person was a director or officer of any ARYA Party on or prior to the ARYA Merger Effective Time, unless such amendment, repeal or other modification is required by applicable Law.
(b) HoldCo shall not have any obligation under this Section 5.16 to any ARYA D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such ARYA D&O Person in the manner contemplated hereby is prohibited by applicable Law.
(c) ARYA shall purchase, or cause to be purchased, at or prior to the ARYA Merger Effective Time and HoldCo shall maintain or cause to be maintained in effect for a period of six (6) years following the ARYA Merger Effective Time, without any lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered (whether directly, via endorsement or otherwise) by any comparable insurance policies of the ARYA Parties in effect as of the date of this Agreement with respect to matters occurring on or prior to the ARYA Merger Effective Time. Such “tail” insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby than) the coverage provided
Ann. A-64

under ARYA’s directors’ and officers’ liability insurance policies in effect as of the date of this Agreement (provided that any limitations or exclusions in, or provided under, the existing policies relating to a business combination transaction shall be removed therefrom and such policies shall, for the avoidance of doubt, be effective from and after the consummation of the transactions contemplated hereby); provided that ARYA shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the most recent annual premium paid by ARYA prior to the date of this Agreement and, in such event, ARYA shall purchase the maximum coverage available for Three Hundred percent (300%) of the most recent annual premium paid by ARYA prior to the date of this Agreement.
(d) If HoldCo or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of HoldCo shall assume all of the obligations set forth in this Section 5.16.
(e) The Persons entitled to the indemnification, expense reimbursement, liability limitation, exculpation and/or insurance coverage set forth in this Section 5.16 are intended to be third-party beneficiaries of this Section 5.16. This Section 5.16 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of HoldCo.
Section 5.17 Company Indemnification; Directors’ and Officers’ Insurance.
(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Company Merger Effective Time, in either case, solely with respect to any matters occurring on or prior to the Company Merger Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Company Merger Effective Time for a period of six (6) years and (ii) HoldCo will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, HoldCo shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Company Merger Effective Time. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified following the Company Merger Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Company Merger Effective Time or at any time prior to the Company Merger Effective Time, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company on or prior to the Company Merger Effective Time, unless such amendment, repeal or other modification is required by applicable Law.
(b) None of HoldCo or the Group Companies shall have any obligation under this Section 5.17 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.
(c) The Company shall purchase, at or prior to the Closing, and HoldCo shall cause the applicable Group Companies to maintain, or cause to be maintained, in effect for a period of six (6) years following the Company Merger Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies in effect as of the date of this Agreement with respect to matters occurring on or prior to the Company Merger Effective Time. Such policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies in effect as of the date of this Agreement (provided that any limitations or exclusions in, or provided under, the existing policies relating to a business combination transaction shall be removed therefrom and such
Ann. A-65

policies shall, for the avoidance of doubt, be effective from and after the consummation of the transactions contemplated hereby); provided that the Group Companies or any of their respective Affiliates shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement and, in such event, the Group Companies shall purchase the maximum coverage available for Three Hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement.
(d) If HoldCo or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of HoldCo shall assume all of the obligations set forth in this Section 5.17.
(e) The Persons entitled to the indemnification, liability limitation, exculpation or insurance coverage set forth in this Section 5.17 are intended to be third-party beneficiaries of this Section 5.17. This Section 5.17 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of HoldCo and the Company.
Section 5.18 Post-Closing Directors and Officers.
(a) HoldCo shall take all actions as may be necessary or reasonably appropriate such that effective immediately after the Company Merger Effective Time: (i) the HoldCo Board shall initially consist of up to seven (7) directors, which shall be divided into three (3) classes, with directors serving staggered three-year terms, designated Class I, II and III, with Class I consisting of two (2) directors whose initial terms expire at the first annual meeting of the stockholders of HoldCo following the Closing Date, Class II consisting of two (2) directors whose initial terms expire at the second annual meeting of the stockholders of HoldCo following the Closing Date, and Class III consisting of up to three (3) directors whose initial terms expire at the third annual meeting of the stockholders of HoldCo following the Closing Date; (ii) the members of the HoldCo Board are the individuals determined in accordance with Section 5.18(b); and (iii) the members of the compensation committee, audit committee and nominating committee of the HoldCo Board are the individuals determined in accordance with Section 5.18(c).
(b) Prior to the date that the Registration Statement / Proxy Statement is declared effective under the Securities Act, (i) the Company, following consultation with ARYA and the ARYA Sponsor, shall designate three (3) individuals to serve as initial directors on the HoldCo Board immediately after the Company Merger Effective Time, (A) each of whom shall be reasonably acceptable to ARYA and the ARYA Sponsor and (B) two (2) of whom shall be Class I directors and one (1) of whom shall be a Class II director (each, a “Company Designee”), and (ii) the ARYA Sponsor, following consultation with the Company, shall designate four (4) individuals to serve as initial directors on the HoldCo Board immediately after the Company Merger Effective Time, one (1) of whom shall be a Class II director and three (3) of whom shall be Class III directors (the “ARYA Designees”), in each case, as determined by the ARYA Sponsor. One (1) of the ARYA Designees shall be Michael Altman (unless he is unable to serve (whether due to death, disability or otherwise)). Notwithstanding the foregoing or anything to the contrary herein, unless otherwise agreed in writing by the ARYA Sponsor prior to the date that the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Company Designees shall be individuals that qualify as “independent directors” under the listing rules of Nasdaq; provided that if the HoldCo Board does not require all of the Company Designees to be “independent directors” (due to the fact that there is more than one ARYA Designee that qualifies as an “independent director” under the listing rules of Nasdaq as of immediately after the Company Merger Effective Time), then upon the written consent of the ARYA Sponsor, a number less than all of the Company Designees may be individuals that do not qualify as “independent directors,” provided that all such Company Designees shall be reasonably acceptable to the ARYA Sponsor.
(c) Prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, (i) the Company may designate a Company Designee to serve as a member of the compensation committee, the audit committee and/or the nominating committee of the HoldCo Board immediately after the Company Merger Effective Time, who shall be “independent” for purposes of applicable listing rules of Nasdaq
Ann. A-66

and applicable Federal Securities Laws, and (ii) ARYA Sponsor shall, subject to clause (i), designate each other director that will serve on the compensation committee, the audit committee and the nominating committee of the HoldCo Board immediately after the Company Merger Effective Time, subject to applicable listing rules of Nasdaq and applicable Federal Securities Laws.
(d) As promptly as reasonably practicable following the date hereof and in any event prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Company shall, in consultation with ARYA and the ARYA Sponsor, designate the individuals who shall serve as initial officers of HoldCo (the “Officers”) immediately after the Company Merger Effective Time. In the event that any such individual is unwilling or unable (whether due to death, disability or otherwise) to serve as an Officer, then, prior to the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Company, may with the prior written consent of ARYA and the ARYA Sponsor (such consent not to be unreasonably withheld, conditioned or delayed) replace such individual with another individual to serve as such Officer and, if ARYA and the ARYA Sponsor provides its consent to the replacement of such Officer, then such replacement individual shall serve as an Officer in lieu of, and to serve with the same title as, the individual so replaced.
(e) At or prior to the Closing, HoldCo will provide the ARYA Sponsor (on behalf of the ARYA Designees) and each of the Company Designees with and, subject to the entry into the same by the ARYA Designees and the Company Designees, will enter into a director indemnification agreement with the ARYA Designees and the Company Designees, in a form and substance approved by the Holdco Board and reasonably acceptable to the ARYA Sponsor; provided, however, that in no event shall the terms and conditions of any such director indemnification agreement entered into by the ARYA Sponsor be less favorable to the underlying director than those (if any) entered into by HoldCo with any other members of the HoldCo Board following the Closing.
Section 5.19 PCAOB Financials.
(a) The Company shall deliver to ARYA, as promptly as reasonably practicable following the date of this Agreement, (i) the Required Company Financial Statements, and (ii) customary pro forma financial statements (after giving effect to the transactions contemplated hereby) for inclusion in the Registration Statement / Proxy Statement. The Required Company Financial Statements (A) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except, in the case of any audited Required Company Financial Statements, as may be specifically indicated in the notes thereto and subject, in the case of any unaudited Required Company Financial Statements, to normal year-end audit adjustments and the absence of notes thereto (none of which is expected to be individually or in the aggregate material)), (B) will fairly present in all material respects the financial position, results of operations, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies as at the date thereof and for the period indicated therein (except, in the case of any audited Required Company Financial Statements, as may be specifically indicated in the notes thereto and subject, in the case of any unaudited Required Company Financial Statements, to normal year-end audit adjustments and the absence of notes thereto (none of which is expected to be individually or in the aggregate material)), (C) in the case of any audited Required Company Financial Statements, will be audited in accordance with the standards of the PCAOB and will contain an unqualified report of the Group Companies’ auditor, (D) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates of delivery (including Regulation S-X or Regulation S-K, as applicable), at the time of filing of the Registration Statement / Proxy Statement and at the time of effectiveness of the Registration Statement / Proxy Statement and (E) will be prepared from and accurately reflect the books and records of the Group Companies.
(b) The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Group Companies, ARYA in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by ARYA with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.
Section 5.20 Key Employee Equity Awards. Prior to the effectiveness of the Registration Statement / Proxy Statement, the HoldCo Board shall approve and adopt an equity incentive plan in a form to be mutually agreed
Ann. A-67

between ARYA and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Key Employee Incentive Plan”), which shall provide for an aggregate share reserve thereunder of up to fifteen percent (15%) of the Fully-Diluted HoldCo Closing Capitalization, for purposes of making grants of awards to mutually agreed key employees of the Company at the Closing. Awards granted pursuant to the Key Employee Incentive Plan shall be made in a form and manner, and upon such terms and conditions, as are mutually agreed between ARYA and the Company (such agreement not to be unreasonably withheld, conditioned or delayed by either ARYA or the Company) prior to the Closing. Notwithstanding the foregoing, the Key Employee Incentive Plan will allow HoldCo to reprice awards granted thereunder without the approval of the stockholders of HoldCo.
Section 5.21 Post-Closing HoldCo Incentive Equity Plan. Prior to the effectiveness of the Registration Statement / Proxy Statement, the HoldCo Board shall approve and adopt an equity incentive plan in a form to be mutually agreed between ARYA and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) (the “HoldCo Incentive Equity Plan”), effective as of one (1) day prior to the Closing Date, which shall provide for an aggregate share reserve thereunder equal to twenty percent (20%) of the Fully-Diluted HoldCo Closing Capitalization, plus an increase commencing on January 1, 2025 and continuing annually on the anniversary thereof through (and including) January 1, 2034, equal to the lesser of (a) five percent (5%) of the number of HoldCo Shares outstanding on the last day of the immediately preceding calendar year and (b) such smaller number of HoldCo Shares as determined by the HoldCo Board or the compensation committee of the HoldCo Board. Notwithstanding the foregoing, the HoldCo Incentive Equity Plan will allow HoldCo to reprice the awards granted thereunder without the approval of the stockholders of HoldCo.
Section 5.22 Post-Closing Employee Stock Purchase Plan. Prior to the effectiveness of the Registration Statement / Proxy Statement, the HoldCo Board shall approve and adopt an employee stock purchase plan, the terms of which to be in a form to be mutually agreed between ARYA and the Company (such agreement not to be unreasonably withheld, conditioned or delayed), in the manner prescribed under applicable Laws, effective as of one (1) day prior to the Closing Date, which shall provide for an aggregate share reserve thereunder equal to at least two percent (2%) of the Fully-Diluted HoldCo Closing Capitalization, subject to any adjustments as set forth in such employee stock purchase plan, plus an increase commencing on January 1, 2025 and continuing annually on the anniversary thereof through (and including) January 1, 2034, equal to the lesser of (i) 1% of the number of HoldCo Shares outstanding on the last day of the immediately preceding calendar year and (ii) such smaller number of HoldCo Shares as determined by the HoldCo Board or the compensation committee of the HoldCo Board.
Section 5.23 Employee Matters; Certain Affiliate Services.
(a) For a period of twelve (12) months following the Closing (of, if earlier, the termination date of an applicable Continuing Employee) (the “Continuation Period”), HoldCo or its Subsidiaries shall provide, or shall cause to be provided, to each individual employed by the Company or any Subsidiary immediately prior to the Closing and who continues his or her employment with the Company immediately following the Closing Date (each a “Continuing Employee”), (i) annual base salary or base wages and target annual cash incentive compensation opportunities (excluding any long-term incentive or equity or equity-based opportunities), in each case, that are no less favorable than provided to such Continuing Employee immediately prior to the Closing (subject to the same exclusions) and (ii) employee benefits (excluding equity or equity-based incentives, severance, retention, incentive, bonus, change in control, transaction, defined benefit pension, nonqualified deferred compensation and retiree or post-termination health or welfare benefits) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to Closing under the Employee Benefit Plans set forth on Section 3.11(a) of the Company Disclosure Schedules (subject to the same exclusions).
(b) HoldCo and its Subsidiaries shall recognize the service of the Continuing Employees with the Company and its Subsidiaries prior to the Closing Date for purposes of determining eligibility to participate, vesting (other than vesting of future equity awards) and level of paid time off and severance benefits for any employee benefit plan maintained by HoldCo or its Subsidiaries in which any Continuing Employee will participate after the Closing Date (a “Post-Closing Benefit Plan”) to the same extent and for the same purpose as the Continuing Employees were entitled to credit for such service prior to the Closing Date under the analogous Employee Benefit Plan, except (i) with respect to benefit accrual under qualified and nonqualified defined benefit pension plans or (ii) to the extent such recognition would result in the duplication of benefits or compensation. In addition, during the plan year in which the Closing occurs, HoldCo or HoldCo’s Subsidiaries, as applicable, shall use commercially reasonable efforts to cause each applicable Post-Closing Benefit Plan
Ann. A-68

providing health or welfare benefits to: (i) waive all limitations as to preexisting conditions, exclusions and waiting periods, for each Continuing Employee and his or her covered dependents to the extent waived or satisfied under the analogous Employee Benefit Plan; and (ii) recognize for each Continuing Employee and his or her covered dependents for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Post-Closing Benefit Plan any deductible, co-payment and out-of-pocket expenses paid by the Continuing Employee and his or her covered dependents during the portion of the plan year prior to the Closing Date under an analogous Employee Benefit Plan as if such amounts had been paid in accordance with such Post-Closing Benefit Plan for the same plan year.
(c) The provisions contained in this Section 5.23 shall not (i) be treated as an establishment, amendment or other modification of any Employee Benefit Plan or other benefit or compensation plan, agreement or other arrangement or limit the ability of HoldCo or any of its Subsidiaries (including following the Closing the Company) to amend, modify or terminate any benefit or compensation plan, agreement or other arrangement, (ii) limit the right of HoldCo or its Subsidiaries (including following the Closing the Company) to terminate any employee or other individual service provider at any time and for any reason or (iii) create any third party rights, benefits or remedies of any nature whatsoever in any employee of the Company (or any beneficiaries or dependents thereof) or any other Person that is not a party to this Agreement.
(d) Prior to the Closing, the Company shall (i) cause Olav Bergheim, the CEO of the Company who is a member of Fjord Ventures, LLC, to be employed by the Company, with all terms and conditions of such employment and the mechanics for such transfer being agreed in writing by ARYA (such agreement not to be unreasonably withheld, conditioned or delayed) and Olav Bergheim and otherwise in accordance with applicable Law; and (ii) cause the Facilities and Services Agreement, by and between the Company and Fjord Ventures, LLC, dated as of June 1, 2011 (as amended) to be amended or amended and restated to be in a form reasonably acceptable to ARYA and to reflect the services to be mutually agreed to in writing by the Company and ARYA (such agreement not to be unreasonably withheld, conditioned or delayed).
Section 5.24 FIRPTA Certificates. At or prior to the Closing, the Company shall deliver, or cause to be delivered, to HoldCo a certificate, duly executed by the Company, complying with Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case, in a form and substance reasonably acceptable to ARYA.
Section 5.25 Section 280G. The Company shall (a) prior to the Closing Date, solicit and use reasonable best efforts to obtain from each “disqualified individual” (within the meaning of Section 280G(c) of the Code and any regulations promulgated thereunder) who could otherwise receive or retain any payment or benefits that could constitute a “parachute payment” (within the meaning of Section 280G(b)(2)(A) of the Code and any regulations promulgated thereunder) a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that no payments or benefits shall be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code and any regulations promulgated thereunder) and (b) prior to the Closing Date submit to a shareholder vote (along with adequate disclosure satisfying the requirements of Section 280G(b)(5)(B)(ii) of the Code and any regulations promulgated thereunder) the right of any such “disqualified individual” to receive the Waived 280G Benefits. Prior to soliciting such waivers and approval materials, the Company shall provide drafts of the calculations, waivers and approval materials to ARYA for its review and comment at least five (5) Business Days prior to soliciting such waivers and soliciting such approval, and the Company shall consider incorporation of any comments provided by ARYA in good faith. If any of the Waived 280G Benefits fail to be approved in accordance with the requirements of Section 280G(b)(5)(B) of the Code as contemplated above, such Waived 280G Benefits shall not be made or provided. Prior to the Closing, if there are any Waived 280G Benefits, the Company shall deliver to ARYA evidence reasonably acceptable to ARYA that a vote of the shareholders was solicited in accordance with the foregoing provisions of this Section 5.25 and that either (i) the requisite number of votes of the shareholders was obtained with respect to the Waived 280G Benefits (the “280G Approval”) or (ii) the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be retained or provided.
Section 5.26 Post-Closing Capitalization of HoldCo. The Parties covenant and agree that they shall use reasonable best efforts to ensure that, immediately after the Company Merger Effective Time, (a) the authorized share capital of HoldCo will consist of that number of HoldCo Shares sufficient to give effect to the transactions contemplated in this Agreement and the Ancillary Documents and a number of shares of preferred stock, par value
Ann. A-69

$0.0001 per share, to be determined and mutually agreed to in writing by ARYA and the Company prior to the Closing (such agreement not to be unreasonably withheld, conditioned or delayed), and (b) all of the issued and outstanding HoldCo Shares (i) will be duly authorized, validly issued, fully paid and nonassessable, (ii) will have been issued in compliance in all material respects with applicable Law and (iii) will not have been issued in breach or violation of any preemptive rights or Contract to which HoldCo is a party or bound in any material respect.
Section 5.27 Extension of ARYA’s Term. If ARYA at any time determines that the Closing is unlikely to be consummated on or before March 2, 2024, then ARYA may seek, and take any actions that it deems necessary or advisable, to obtain the extension of the deadline for ARYA to consummate its initial business combination to a date after March 2, 2024 and to amend the Pre-Closing ARYA Governing Documents in connection therewith (any such extension and amendment, an “ARYA Extension”) from the requisite holders of ARYA Shares entitled to vote thereon, whether in person or by proxy at a meeting of ARYA Shareholders (or any adjournment thereof), required to so approve such extension in accordance with the Pre-Closing ARYA Governing Documents and applicable Law. ARYA may, in its sole discretion, seek and obtain more than one ARYA Extension. The Company shall reasonably cooperate with the ARYA Parties in connection with any ARYA Extension and shall otherwise take, or cause to be taken, any and all actions relating to an ARYA Extension that are necessary or reasonably required by the ARYA Parties in connection therewith, including in connection with the preparation, filing and mailing of any proxy materials (including, without limitation, notices of general meeting) to be sent to the ARYA Shareholders in connection with seeking the approval of the ARYA Shareholders of any such ARYA Extension.
Section 5.28 Company Change of Name. At least two (2) Business Days prior to the Closing Date, the Company shall cause its name to be changed to such name as may be mutually agreed by ARYA and the Company in writing (such agreement not to be unreasonably withheld, conditioned or delayed) and provide evidence of the same to ARYA.
ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT
Section 6.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:
(a) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect;
(b) the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;
(c) the Company Shareholder Written Consent shall have been obtained;
(d) the Required ARYA Shareholder Approval shall have been obtained;
(e) HoldCo’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been conditionally approved and, immediately following the Company Merger Effective Time, HoldCo shall satisfy any applicable initial and continuing listing requirements of Nasdaq, and HoldCo shall not have received any notice of non-compliance therewith that has not been cured prior to, or would not be cured at or immediately following, the Company Merger Effective Time, and the HoldCo Shares (including, for the avoidance of doubt, the HoldCo Shares to be issued pursuant to the Mergers) shall have been approved for listing on Nasdaq;
(f) after giving effect to the transactions contemplated hereby (including the PIPE Financing, the Bridge Financing and the Convertible Security Financing), HoldCo shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Company Merger Effective Time; provided, that the closing condition set forth in this Section 6.1(f) shall not be applicable to the extent that such requirement has, prior to the Closing Date, been validly removed from the Governing Documents of ARYA; and
Ann. A-70

(g) the Aggregate Transaction Proceeds shall be equal to or greater than $50,000,000.
Section 6.2 Other Conditions to the Obligations of the ARYA Parties. The obligations of the ARYA Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by ARYA (on behalf of itself and the other ARYA Parties) of the following further conditions:
(a) (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.8(a)) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.8(a) shall be true and correct in all respects as of the date of this Agreement and the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date) and (iii) the representations and warranties of the Company set forth in Article 3 (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct would not have a Company Material Adverse Effect;
(b) the Company shall not be in material breach of any of its covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;
(c) since the date of this Agreement, no Company Material Adverse Effect has occurred; and
(d) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to ARYA a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to ARYA.
Section 6.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:
(a) (i) the ARYA Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.12(a) shall be true and correct in all respects as of the date of this Agreement and the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects of such earlier date) and (iii) the representations and warranties of the ARYA Parties (other than the ARYA Fundamental Representations and the representations and warranties set forth in Section 4.12(a)) contained in Article 4 of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct would not have an ARYA Material Adverse Effect;
(b) none of the ARYA Parties shall be in material breach of any of their respective covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;
(c) at or prior to the Closing, ARYA shall have delivered, or caused to be delivered, to the Company a certificate duly executed by an authorized officer of ARYA, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company; and
Ann. A-71

(d) ARYA Sponsor shall have performed or complied in all material respects with all agreements and covenants required by the Sponsor Letter Agreement to be performed or complied with by ARYA Sponsor on or prior to the ARYA Merger Effective Time, except where the failure by ARYA Sponsor to so perform or comply would not materially and adversely affect the Parties’ ability to consummate the transactions contemplated by this Agreement.
Section 6.4 Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2, or a breach of this Agreement. None of the ARYA Parties may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by an ARYA Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2, or a breach of this Agreement.
ARTICLE 7
TERMINATION
Section 7.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing solely:
(a) by mutual written consent of ARYA and the Company;
(b) by ARYA, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform or has otherwise breached any of its covenants or agreements set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) would not be satisfied (assuming the Closing occurred as of such date) and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by ARYA, and (ii) the Termination Date; provided, however, that none of the ARYA Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied (assuming the Closing occurred as of such date);
(c) by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any ARYA Party has failed to perform or has otherwise breached any of its covenants or agreements set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) would not be satisfied (assuming the Closing occurred as of such date) and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to ARYA by the Company and (ii) the Termination Date; provided, however, that the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied (assuming the Closing occurred as of such date);
(d) by either ARYA or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to August 13, 2024 (the “Termination Date”);
(e) by either ARYA or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;
(f) by either ARYA or the Company if the ARYA Shareholders Meeting has been held (including any adjournment thereof), has concluded, ARYA’s shareholders have duly voted and the Required ARYA Shareholder Approval was not obtained;
(g) by ARYA, if the Company Shareholder Written Consent is not executed and delivered in accordance with Section 5.15 on or prior to the Company Shareholder Written Consent Deadline; provided that if the Company cures by delivering the Company Shareholder Written Consent within three (3) calendar days after the Company Shareholder Written Consent Deadline, then ARYA shall not have the right to terminate this Agreement pursuant to this Section 7.1(g); or
Ann. A-72

(h) by either ARYA or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to the ARYA Expiration Date (taking into account, for the avoidance of doubt, any extensions of the ARYA Expiration Date by virtue of one or more ARYA Extensions).
Section 7.2 Effect of Termination.
(a) In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become null and void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of (a) Section 5.3(a), this Section 7.2, Article 8 (other than Section 8.1) and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, in addition to any amounts owing by the Company pursuant to Section 7.2(b) the termination of this Agreement pursuant to Section 7.1 shall not affect any Liability on the part of any Party for a willful and material breach of any covenant or agreement set forth in this Agreement prior to such termination or actual fraud.
(b) If this Agreement is terminated pursuant to Section 7.1(b) or Section 7.1(g) or is otherwise terminated pursuant to Section 7.1 and at the time of such termination ARYA would have been entitled to terminate this Agreement pursuant to Section 7.1(b) (without giving effect to any cure period set forth therein), and within six (6) months thereof any Group Company enters into a definitive agreement with respect to or consummates a Company Acquisition Proposal, then, substantially concurrently with the entry into or consummation of such Company Acquisition Proposal and without limiting any other rights or remedies of the ARYA Parties hereunder or otherwise, the Company shall pay, or cause to be paid, by wire transfer of immediately available funds to the account(s) designated in writing by ARYA, an aggregate amount equal to all reasonable and documented fees, costs and expenses incurred by ARYA, ARYA Sponsor, HoldCo, and/or their respective Representatives in connection with, related to or arising out of the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the evaluation, pursuit or consummation of the transactions contemplated hereby or thereby (including any fees, costs and, payments, or expenses incurred in connection with an extension of ARYA’s deadline to consummate a business combination under its organizational documents); provided that in no event shall the amounts paid by the Company pursuant to this Section 7.2(b) exceed $1,500,000.
ARTICLE 8
MISCELLANEOUS
Section 8.1 Non-Survival. The representations, warranties, agreements and covenants in this Agreement shall terminate at the Company Merger Effective Time, except for those covenants and agreements that, by their terms, contemplate performance after the Company Merger Effective Time. Effective as of the Company Merger Effective Time, there are no remedies available to the Parties hereto with respect to any breach of the representations, warranties, covenants or agreements of the Parties, except, with respect to those covenants and agreements that, by their terms, apply or are to be performed in whole or in part after the Company Merger Effective Time, for the remedies that may be available under Section 8.17.
Section 8.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents, the Confidentiality Agreement and the other documents, instruments and certificates referred to herein) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) ARYA and the Company prior to the Company Merger Effective Time and (b) HoldCo, the ARYA Sponsor and the Company after the Company Merger Effective Time. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be null and void.
Section 8.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by (a) ARYA and the Company prior to the Company Merger Effective Time and (b) HoldCo, the ARYA Sponsor and the Company after the Company Merger Effective Time. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.
Ann. A-73

Section 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:
(a)	If to any ARYA Party (prior to the Company Merger Effective Time) or the ARYA Sponsor, to:

c/o ARYA Sciences Holdings IV
51 Astor Place, 10th Floor
New York, NY 10003
	Attention:	Adam Stone
Konstantin Poukalov
Michael Altman
	E-mail:	adam@perceptivelife.com
konstantin@perceptivelife.com
michael@perceptivelife.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
	Attention:	Jonathan L. Davis, P.C.
Ryan K. Brissette, P.C.
Daniel Daines
	E-mail:	jonathan.davis@kirkland.com
ryan.brissette@kirkland.com
daniel.daines@kirkland.com

(b)	If to the Company, or to HoldCo or ARYA (from and after the Company Effective Time), to:

Adagio Medical, Inc.
26051 Merit Circle, Suite 102
Laguna Hills, CA 92653
	Attention:	Olav Bergheim
	E-mail:	obergheim@fjordventures.com

with a copy (which shall not constitute notice) to:

Reed Smith LLP
1901 Avenue of Stars, Suite 700
Los Angeles, CA 90067
	Attention:	Michael Sanders
	E-mail:	MSanders@ReedSmith.com

and

Reed Smith LLP
599 Lexington Avenue
New York, NY 10022
	Attention:	Jennifer W. Cheng
Susan K. Nieto
	E-mail:	JCheng@reedsmith.com
SNieto@reedsmith.com
Ann. A-74

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
Section 8.5 Governing Law. This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, or in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any of the transactions contemplated hereby (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware, provided that matters that, as a matter of the laws of the Cayman Islands, are required to be governed by the laws of the Cayman Islands (including, without limitation, the effects of the ARYA Merger and the fiduciary duties that may apply to the directors and officers of the Parties) shall be governed by, and construed in accordance with, the laws of the Cayman Islands, without regard to laws that may be applicable under conflicts of laws principles that would cause the application of the laws of any jurisdiction other than the Cayman Islands to such matters.
Section 8.6 Fees and Expenses. Except as otherwise set forth in this Agreement (including in Section 7.2(b)) or in the engagement letter dated September 11, 2023 between Jefferies LLC and ARYA, as amended, in the engagement letter dated July 26, 2022 between Stifel, Nicolaus & Company, Incorporated and the Company, as amended, and in the engagement letter dated January 23, 2024 between Chardan Capital Markets, LLC and ARYA), all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.
Section 8.7 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) references from or through any date mean from and including or through and including such date, respectively, (j) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (k) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (l) the words “provided”, “delivered”, or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to ARYA, any documents or other materials posted to the electronic data room located at datasite.com under the project name “Adagio” as of 5:00 p.m., Eastern Time, at least one (1) Business Day prior to the date of this Agreement; (m) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; (n) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement); and (o) the phrase “ordinary course of business” means an action taken, or omitted to be taken, by any Person in the ordinary course of such Person’s business consistent with past practice. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.
Ann. A-75

Section 8.8 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the ARYA Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the ARYA Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the ARYA Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.
Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.16, Section 5.17, the last sentence of this Section 8.9 and Section 8.13, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The ARYA Sponsor shall be an express third-party beneficiary of Section 2.6, Section 5.2(d), Section 5.3(c), Section 5.4(a), Section 5.18, Section 7.2(b), Section 8.2, Section 8.3, this Section 8.9, Section 8.14, Section 8.17.
Section 8.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
Section 8.11 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the Closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the Closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.
Section 8.12 Knowledge of Company; Knowledge of ARYA. For all purposes of this Agreement, the phrase “to the Company’s knowledge,” “to the knowledge of the Company” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For all purposes of this Agreement, the phrase “to ARYA’s knowledge,” “to the knowledge of ARYA” and “known by ARYA” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the ARYA Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For the avoidance of doubt, other than for fraud, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the ARYA Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.
Section 8.13 No Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and without limiting the generality of the foregoing, none of the Representatives of ARYA or the Company shall have any Liability arising out of or relating to this Agreement or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, except as expressly provided herein.
Section 8.14 Extension; Waiver. The Company prior to the Closing and the ARYA Sponsor after the Closing may (a) extend the time for the performance of any of the obligations or other acts of the ARYA Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the ARYA Parties set forth herein or
Ann. A-76

(c) waive compliance by the ARYA Parties with any of the agreements or conditions set forth herein. ARYA (prior to the Closing Date) and the ARYA Sponsor (after the Closing Date), may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.
Section 8.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.
Section 8.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, the Superior Court of the State of Delaware, or the United States District Court for the District of Delaware ), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.
Ann. A-77

Section 8.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.
Section 8.18 Trust Account Waiver. Reference is made to the final prospectus of ARYA, filed with the SEC on March 1, 2021 (the “Prospectus”). The Company acknowledges and agrees and understands that ARYA has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of ARYA’s public shareholders (including overallotment shares acquired by ARYA’s underwriters, the “Public Shareholders”), and ARYA may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of ARYA entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company, nor any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between ARYA or any of its Representatives, on the one hand, and, the Company, or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with ARYA or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with ARYA or its Affiliates).
* * * * *
Ann. A-78

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.
ARYA SCIENCES ACQUISITION CORP IV

By:	/s/ Michael Altman
Name: Michael Altman
Title: Chief Financial Officer

AJA HOLDCO, INC.

By:	/s/ Michael Altman
Name: Michael Altman
Title: Authorized Signatory

AJA MERGER SUB 1

By:	/s/ Michael Altman
Name: Michael Altman
Title: Authorized Signatory

AJA MERGER SUB 2, INC.

By:	/s/ Michael Altman
Name: Michael Altman
Title: Authorized Signatory
Ann. A-79

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.
ADAGIO MEDICAL, INC.

By:	/s/ John Dahldorf
Name: John Dahldorf
Title: Chief Financial Officer
Ann. A-80

EXHIBIT A

FORM OF SPONSOR LETTER AGREEMENT

(Intentionally omitted - Please see Annex U)
Ann. A-81

EXHIBIT B

FORM OF COMPANY SHAREHOLDER TRANSACTION SUPPORT AGREEMENT

(Intentionally omitted - Please see Annex V)
Ann. A-82

EXHIBIT C

FORM OF PIPE SUBSCRIPTION AGREEMENTS

(Intentionally omitted - Please see Annexes I, J and K)
Ann. A-83

EXHIBIT D

FORM OF CONVERTIBLE SECURITY SUBSCRIPTION AGREEMENT

(Intentionally omitted - Please see Annex N)
Ann. A-84

EXHIBIT E

FORM OF INVESTOR RIGHTS AGREEMENT

(Intentionally omitted - Please see Annex T)
Ann. A-85

Annex B
CONSENT AND AMENDMENT NO. 1
TO BUSINESS COMBINATION AGREEMENT
This CONSENT AND AMENDMENT NO. 1 to the BUSINESS COMBINATION AGREEMENT, dated as of June 25, 2024 (this “Consent and Amendment”), is made by and between ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”) and Adagio Medical, Inc., a Delaware corporation (the “Company”). ARYA and the Company shall each be referred to herein from time to time individually as a “Party” and collectively as the “Parties”.
RECITALS:
WHEREAS, ARYA, Aja Holdco, Inc., a Delaware corporation, Aja Merger Sub 1, a Cayman Islands exempted company, the Company, and Aja Merger Sub 2, Inc., a Delaware corporation, entered into that certain Business Combination Agreement, dated as of February 13, 2024 (the “Business Combination Agreement”);
WHEREAS, pursuant to Section 5.1 of the Business Combination Agreement, ARYA has consent rights with respect to certain actions of the Company between the date of the Business Combination Agreement and the Closing or the earlier termination of the Business Combination Agreement;
WHEREAS, the Company intends to enter into an exchange agreement (the “Exchange Agreement”) with RA Capital Healthcare Fund, L.P., a Delaware limited partnership (“RA Capital”), pursuant to which, RA Capital will exchange a certain number of its existing Company Series E Preferred Shares for pre-funded warrants to purchase Company Series E Preferred Shares (the “Exchange Transaction”);
WHEREAS, pursuant to Section 8.3 of the Business Combination Agreement, the Business Combination Agreement may be amended, modified or supplemented by an agreement in writing executed by ARYA and the Company; and
WHEREAS, ARYA and the Company hereby desire to enter into this Consent and Amendment in accordance with the terms below.
NOW, THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:
1. Definitions. Capitalized terms used in this Consent and Amendment and not otherwise defined herein shall have the respective meanings ascribed to them in the Business Combination Agreement.
2. Amendments. The Business Combination Agreement is hereby amended as follows:
a.	The definition of “Fully-Diluted Company Capitalization” is hereby deleted in its entirety and replaced with the following:
“Fully-Diluted Company Capitalization” means, without duplication, the sum of (a) the aggregate number of Company Shares outstanding as of immediately prior to the Company Merger Effective Time (and after, for the avoidance of doubt, giving effect to (i) the Company Preferred Shares Conversion, (ii) the termination or net exercise of the Company Warrants pursuant to Section 2.4(e), and (iii) the Company Convertible Notes Conversion), (b) the aggregate number of Company Shares underlying the Pre-Funded Company Warrants and (c) the aggregate number of Company Shares subject to In-the-Money Options as of immediately prior to the Company Merger Effective Time.
b.	The definition of “Company Warrants” is hereby deleted in its entirety and replaced with the following:
“Company Warrants” means, as of any determination time, each warrant (or similar instrument) to purchase Company Shares that is outstanding, including those listed on Section 2.4(d) of the Company Disclosure Schedules. Notwithstanding the foregoing, and for the avoidance of doubt, Company Warrants shall not include the Pre-Funded Company Warrants.
Ann. B-1

c.	Section 2.1(d)(vii) of the Business Combination Agreement is hereby deleted in its entirety and replaced with the following:
(vii) At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any Party or any other Person, (A) each Company Share (other than any Dissenting Company Shares and the Company Shares cancelled and extinguished pursuant to Section 2.1(d)(viii)) and (B) each Pre-Funded Company Warrant issued and outstanding as of immediately prior to the Company Merger Effective Time shall be automatically canceled and extinguished and converted into the right to receive a number of Holdco Shares equal to the Exchange Ratio. From and after the Company Merger Effective Time, except as otherwise expressly provided for herein or under applicable Law, (x) each Company Shareholder’s Certificates, if any, evidencing ownership of the Company Shares and the Company Shares held in book-entry form issued and outstanding immediately prior to the Company Merger Effective Time shall each cease to have any rights with respect to such Company Shares and (y) each Pre-Funded Company Warrant issued and outstanding immediately prior to the Company Merger Effective Time shall be terminated and each holder thereof shall cease to have any rights with respect thereto.
d.	Section 2.3(a) of the Business Combination Agreement is hereby deleted in its entirety and replaced with the following:
(a) At least three (3) Business Days prior to the Closing Date, the Company shall deliver to ARYA and HoldCo an allocation schedule (the “Allocation Schedule”) (x) setting forth: (i) (A) the number and type of Company Shares held by each Company Shareholder and the number of Company Common Shares that will be held by each such Company Shareholder after giving effect to the conversion of the Company Preferred Shares pursuant to Section 2.4(b), (B) the number and type of Company Shares subject to each Company Warrant held by each holder thereof and the number and type of Company Shares that will be held by each such holder after giving effect to the exercise or termination of Company Warrants pursuant to Section 2.4(e), (C) the number and type of Company Shares subject to each Company Option held by each holder thereof that is outstanding and whether such Company Option will be an In-the-Money Option as of immediately prior to the Company Merger Effective Time, (D) the number and type of Company Shares that will be held by each holder of Company Convertible Notes after giving effect to the Company Convertible Notes Conversion pursuant to Section 2.4(a), (E) the number and type of Company Shares subject to each Pre-Funded Company Warrant held by each holder thereof, as well as, in each case, reasonably detailed calculations with respect to the components and subcomponents thereof (including any conversion, exchange (or similar) ratio on which such calculations are based); (ii) in the case of the Company Options, the Company Warrants, and the Pre-Funded Company Warrants, the exercise (or similar) price and, if applicable, the exercise (or similar) date; and (iii) (A) the Adjusted Equity Value, the Adjusted Transaction Share Consideration, the Fully-Diluted Company Capitalization and the Exchange Ratio, as well as, in each case, reasonably detailed calculations of the components and subcomponents thereof, (B) the portion of the Adjusted Transaction Share Consideration allocated to each In-the-Money Option pursuant to Section 2.4(c) and the exercise price of each Rollover In-the-Money Option at the Company Merger Effective Time determined pursuant to Section 2.4(c), as well as, in each case, reasonably detailed calculations of the components and subcomponents thereof, and (C) the portion of the Adjusted Transaction Share Consideration allocated to each holder of Company Common Shares pursuant to Section 2.1(d)(vii) (including, for the avoidance of doubt, each Company Common Share that is issued in connection with the Company Preferred Shares Conversion, the Company Warrant Exercise and the Company Convertible Notes Conversion), as well as, in each case, reasonably detailed calculations with respect to the components and subcomponents thereof; and that includes (y) a certification duly executed by an authorized officer of the Company, in his or her capacity as an officer of the Company and not in his or her individual capacity, that the information and calculations delivered pursuant to this Section 2.3(a) are, and will be as of immediately prior to the Company Merger Effective Time, (i) true and correct in all respects (other than de minimis inaccuracies of which the Company does not have knowledge), and (ii) in accordance with the Allocation Schedule Requirements.
Ann. B-2

e.	The definition of “Fully-Diluted HoldCo Closing Capitalization” is hereby deleted in its entirety and replaced with the following:
“Fully-Diluted HoldCo Closing Capitalization” means, without duplication, the sum of (a) the number of HoldCo Shares outstanding immediately after the Company Merger Effective Time, (b) the number of HoldCo Shares that are subject to Rollover In-the-Money Options and deemed to be outstanding based on the application of the treasury share method, (c) the Earn-Out Shares (as defined in the Sponsor Letter Agreement), and (d) the number of pre-funded warrants outstanding immediately after the Company Merger Effective Time that each represent the right to purchase HoldCo Shares. Notwithstanding the foregoing, and for the avoidance of doubt, Fully-Diluted HoldCo Closing Capitalization shall not include (x) the number of HoldCo Warrants issuable pursuant to the PIPE Subscription Agreements (other than the pre-funded warrants described in subclause (d) above), (y) HoldCo Shares issuable pursuant to the HoldCo Convertible Notes and (z) HoldCo Warrants issuable pursuant to the Convertible Security Subscription Agreements.
f.	The following definitions are hereby added to Section 1.1 of the Business Combination Agreement.
“Aggregate HoldCo Share Reserve” means the aggregate number of HoldCo Shares equal to the quotient obtained by dividing (i) the Fully Diluted HoldCo Closing Capitalization by (ii) sixty-five percent (65%).
“Aggregate Incentive Equity Pool” means the aggregate number of HoldCo Shares equal to (i) the Aggregate HoldCo Share Reserve minus (ii) the Fully Diluted HoldCo Closing Capitalization.
“Incentive Equity Plan Maximum Amount” means the aggregate number of HoldCo Shares equal to the product obtained by multiplying (i) the quotient of (x) twenty percent (20%) divided by (y) thirty-five percent (35%) by (ii) the Aggregate Incentive Equity Pool.
“Key Employee Incentive Plan Maximum Amount” means the aggregate number of HoldCo Shares equal to the product obtained by multiplying (i) the quotient of (x) fifteen percent (15%) divided by (y) thirty-five percent (35%) by (ii) the Aggregate Incentive Equity Pool.
“Pre-Funded Company Warrants” means, as of any determination time, each outstanding pre-funded warrant (or similar instrument) of the Company that represents the right to purchase Company Series E Preferred Shares.
g.	Section 5.20 of the Business Combination Agreement is hereby deleted in its entirety and replaced with the following:
Section 5.20 Key Employee Equity Awards. Prior to the effectiveness of the Registration Statement / Proxy Statement, the HoldCo Board shall approve and adopt an equity incentive plan in a form to be mutually agreed between ARYA and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Key Employee Incentive Plan”), which shall provide for an aggregate share reserve thereunder of up to the Key Employee Incentive Plan Maximum Amount, for purposes of making grants of awards to mutually agreed key employees of the Company at the Closing. Awards granted pursuant to the Key Employee Incentive Plan shall be made in a form and manner, and upon such terms and conditions, as are mutually agreed between ARYA and the Company (such agreement not to be unreasonably withheld, conditioned or delayed by either ARYA or the Company) prior to the Closing. Notwithstanding the foregoing, the Key Employee Incentive Plan will allow HoldCo to reprice awards granted thereunder without the approval of the stockholders of HoldCo.
h.	Section 5.21 of the Business Combination Agreement is hereby deleted in its entirety and replaced with the following:
Section 5.21 Post-Closing HoldCo Incentive Equity Plan. Prior to the effectiveness of the Registration Statement / Proxy Statement, the HoldCo Board shall approve and adopt an equity incentive plan in a form to be mutually agreed between ARYA and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) (the “HoldCo Incentive Equity Plan”), effective as of one (1) day prior to the Closing Date, which shall provide for an aggregate share reserve thereunder equal to the Incentive Equity Plan Maximum Amount, plus an increase commencing on
Ann. B-3

January 1, 2025 and continuing annually on the anniversary thereof through (and including) January 1, 2034, equal to the lesser of (a) five percent (5%) of the number of HoldCo Shares outstanding on the last day of the immediately preceding calendar year and (b) such smaller number of HoldCo Shares as determined by the HoldCo Board or the compensation committee of the HoldCo Board. Notwithstanding the foregoing, the HoldCo Incentive Equity Plan will allow HoldCo to reprice the awards granted thereunder without the approval of the stockholders of HoldCo.
i.	The second sentence of Section 2.1(b) of the Business Combination Agreement is hereby deleted in its entirety and replaced with the following:
Following the Closing, HoldCo’s name will be changed to “Adagio Medical Holdings, Inc.”, provided that if such name is not available in Delaware or HoldCo is otherwise unable to change its name to “Adagio Medical Holdings, Inc.” in Delaware, it shall cause its name to be changed to such other name mutually agreed to by ARYA and the Company (such agreement not to be unreasonably withheld, conditioned or delayed).
j.	Section 5.28 of the Business Combination Agreement is hereby deleted in its entirety and replaced with “[Intentionally Omitted]”.
3. Consent. ARYA hereby consents to the Company entering into the Exchange Agreement, the other documents necessary to effectuate the Exchange Transaction and the transactions contemplated thereby, including the Exchange Transaction, and agrees that such consent shall be deemed to fully satisfy any and all requirements that may be applicable under the Business Combination Agreement regarding the requirement for obtaining ARYA’s consent thereto.
4. Effect of this Consent and Amendment.Except as expressly provided by this Consent and Amendment, each of the provisions of the Business Combination Agreement shall remain unchanged and in full force and effect following the execution of this Consent and Amendment. Following the execution of this Consent and Amendment, references in the Business Combination Agreement to “this Agreement”, “herein”, “hereof” or phrases having a similar meaning shall refer to the Business Combination Agreement as amended by this Consent and Amendment.
5. Entire Agreement.This Consent and Amendment and the Business Combination Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties or any of their respective Subsidiaries with respect to the subject matter hereof.
6. General Provisions. Section 8.4 (Notices), Section 8.5 (Governing Law), Section 8.7 (Construction; Interpretation), Section 8.10 (Severability), Section 8.11 (Counterparts; Electronic Signatures), Section 8.15 (Waiver of Jury Trial) and Section 8.16 (Submission to Jurisdiction) of the Business Combination Agreement are incorporated herein by reference and shall apply, mutatis mutandis, to this Consent and Amendment as though fully set forth herein.
[Signature pages follow]
Ann. B-4

IN WITNESS WHEREOF, the Parties hereto have caused this Consent and Amendment to be executed by their respective authorized representatives as of the date first written above.
ARYA SCIENCES ACQUISITION CORP IV

By:	/s/ Michael Altman
Name:	Michael Altman
Title:	Chief Financial Officer

ADAGIO MEDICAL, INC.

By:	/s/ John Dahldorf
Name:	John Dahldorf
Title:	Chief Financial Officer
[Signature Page to Consent and Amendment No. 1 to Business Combination Agreement]
Ann. B-5

Annex C
Registrar of Companies
Ground Floor
Government Administration Building
133 Elgin Avenue
PO Box 123
George Town
Grand Cayman KY1-9000
ARYA Sciences Acquisition Corp IV (ROC #365460) (the “Company”)
TAKE NOTICE that at an Extraordinary General Meeting of the shareholders of the Company held at 11:00 a.m., Eastern Time, on 27 February 2024, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, the following special resolution was duly passed:
RESOLVED, as a special resolution that:
a)	Article 12.2 of ARYA’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 12.2:
“Class B Shares shall convert into Class A Shares as follows:
(a)
Class B Shares may be converted into Class A Shares on a one-for-one basis: at any time and from time to time prior to the consummation of the Company’s initial Business Combination at the option of the holders thereof.

(b)
On the first business day following the consummation of the Company’s initial Business Combination, the issued Class B Shares shall automatically be converted into such number of Class A Shares as is equal, in the aggregate, on an as-converted basis, to 20% of the sum of:

(i)	the total number of Shares issued and outstanding (excluding the Private Placement Shares) upon completion of the IPO (including pursuant to the Over-Allotment Option), plus
(ii)
the sum of (A) the total number of Class A Shares issued or deemed issued, or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A Shares or equity-linked securities exercisable for or convertible into Class A Shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Shares issued to the Sponsor, members of the Company’s management team or their affiliates upon conversion of working capital loans, if any, minus (B) the total number of Public Shares repurchased pursuant to the IPO Redemption.”

b)	Article 38.2 of ARYA’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 38.2:
“Prior to the consummation of any Business Combination, the Company shall either:
(a)	submit such Business Combination to its Members for approval; or
(b)
provide Members with the opportunity to have their Shares repurchased by means of a tender offer (a “Tender Offer”) for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the funds held in the Trust Account not previously released to the Company to pay its income taxes, if any, divided by the number of the then-outstanding Public Shares in issue.”

c)	Article 38.6 of ARYA’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 38.6:
“Any Member holding Public Shares who is not a Founder, officer or director may, contemporaneously with any vote on a Business Combination, elect to have their Public Shares redeemed for cash (the “IPO Redemption”), provided that no such Member acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or
Ann. C-1

disposing of Shares may exercise this redemption right with respect to more than 15% of the Public Shares without the Company’s prior consent, and provided further that any holder that holds Public Shares beneficially through a nominee must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. In connection with any vote held to approve a proposed Business Combination, holders of Public Shares seeking to exercise their redemption rights will be required to either tender their certificates (if any) to the Company’s transfer agent or to deliver their shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case up to two business days prior to the initially scheduled vote on the proposal to approve a Business Combination. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination or abstains from voting, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of a Business Combination, including interest earned on the Trust Account not previously released to the Company to pay its income taxes, if any, divided by the number of the then-outstanding Public Shares in issue (such redemption price being referred to herein as the “Redemption Price”).”
d)	Article 38.8 of ARYA’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 38.8:
“In the event that the Company does not consummate a Business Combination by April 2, 2024 (or March 2, 2025, if applicable under the provisions of this Article 38.8), or such later time as the Members of the Company may approve in accordance with the Articles (in any case, such date being referred to as the “Termination Date”), the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the directors, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. If the Company shall wind up for any other reason prior to the consummation of a Business Combination, the Company shall, as promptly as reasonably possible but not more than ten business days thereafter, follow the foregoing procedures set out in this Article 38.8 with respect to the liquidation of the Trust Account, subject to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.
Notwithstanding the foregoing or any other provisions of the Articles in the event that the Company has not consummated a Business Combination within thirty-seven months from the closing of the IPO, the Company may, without another shareholder vote, elect to extend the date to consummate the Business Combination on a monthly basis up to eleven times by an additional one month each time after the thirty-seventh month from the closing of the IPO, by resolution of the directors, if requested by the Sponsor in writing, and upon five days’ advance notice prior to the applicable Termination Date, until forty-eight months from the closing of the IPO, provided that the Sponsor (or one or more of its affiliates, members or third-party designees) (the “Lender”) will deposit US$111,000 into the Trust Account within five (5) business days of the applicable Termination Date for each such monthly extension, for an aggregate deposit of up to US$1,332,000 (including a US$111,000 deposit in connection with the extension to April 2, 2024 and assuming all eleven additional monthly extensions thereafter are exercised), in exchange for a non-interest bearing, unsecured convertible promissory note issued by the Company to the Lender. If the Company completes a Business Combination, it will, at the option of the Lender, repay the amounts loaned under the promissory note or convert a portion or all of the amounts loaned under such promissory note into Class A Shares, which shall be identical to the Private Placement Shares issued to the Sponsor in a private placement simultaneously with the closing of the IPO. If the Company does not complete a Business Combination by the applicable Termination Date, such promissory note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.”
Ann. C-2

e)	Article 38.9 of ARYA’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 38.9:
“In the event that any amendment is made to these Articles:
(a)	that would modify the substance or timing of the Company’s obligation to provide holders of Public Shares the right to:
(i)	have their shares redeemed or repurchased in connection with a Business Combination pursuant to Articles 38.2(b) or 38.6; or
(ii)
redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within thirty-seven months (or up to forty-eight months, if applicable under the provisions of Article 38.8) after the date of the closing of the IPO pursuant to Article 38.8; or

(b)
with respect to any other provision relating to the rights of holders of Public Shares, each holder of Public Shares who is not a Founder, officer or director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment (an Amendment Redemption) at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account not previously released to the Company to pay income taxes, if any, divided by the number of the then-outstanding Public Shares in issue.”

f)	Article 38.11 of ARYA’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 38.11:
“Except in connection with the conversion of Class B Shares into Class A Shares pursuant to the Class B Share Conversion described at Article 12 hereof where the holders of such Shares have waived any right to receive funds from the Trust Account, after the issue of Public Shares, and prior to the consummation of a Business Combination, the directors shall not issue additional Shares or any other securities that would entitle the holders thereof to:
(a)	receive funds from the Trust Account; or
(b)	vote as a class with the Public Shares:
(i)	on a Business Combination or on any other proposal presented to Members prior to or in connection with the completion of a Business Combination; or
(ii)	to approve an amendment to these Articles to:
(A)	extend the time the Company has to consummate a Business Combination beyond forty-eight months from the closing of IPO; or
(B)	amend the foregoing provisions of these Articles.”
[Signature Page Follows]
Ann. C-3

I, the undersigned, do hereby declare that the above is a true and exact copy of an extract of the resolutions passed by the shareholders of the Company at the Extraordinary General Meeting.
/s/ Michael Altman

Michael Altman
for and on behalf of
ARYA Sciences Acquisition Corp IV
Dated this 27th day of February 2024
Ann. C-4

Annex D
AMENDED & RESTATED

CERTIFICATE OF INCORPORATION OF

AJA HOLDCO, INC.,
a Delaware corporation
The present name of the corporation is “Aja HoldCo, Inc.” The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on December 19, 2023 (the “Original Certificate of Incorporation”). This Amended & Restated Certificate of Incorporation of the Company (this “Amended & Restated Certificate of Incorporation”), which changes the name of the Company to “Adagio Medical Holdings, Inc.” and amends and restates the Original Certificate of Incorporation in its entirety, has been duly adopted by the Board of Directors of the Company (the “Board of Directors”) in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (the “DGCL”). The Original Certificate of Incorporation is hereby amended and restated in its entirety to read in full as follows:
ARTICLE I
NAME
The name of this corporation is Adagio Medical Holdings, Inc. (the “Company”).
ARTICLE II
REGISTERED OFFICE AND AGENT
The address of the Company’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.
ARTICLE III
PURPOSE AND DURATION
The purpose of the Company shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL as it now exists or may hereafter be amended and supplemented. In addition to the powers and privileges conferred upon the Company by law and those incidental thereto, the Company shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Company. The Company is to have a perpetual existence.
ARTICLE IV
CAPITAL STOCK
Section 1. This Company is authorized to issue two classes of stock, to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of stock that the Company shall have authority to issue is 230,000,000 shares, of which 210,000,000 shares are Common Stock, $0.0001 par value per share (the “Common Stock”), and 20,000,000 shares are Preferred Stock, $0.0001 par value per share (the “Preferred Stock”).
Section 2. Each share of Common Stock outstanding as of the applicable record date shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders.
Section 3. The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any series of Preferred Stock, including, without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any series of Preferred Stock may, to the extent permitted by law, provide that such series shall be superior to, rank equally with or be junior to the Preferred Stock of any other series. The Board of Directors is further
Ann. D-1

authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in this Amended & Restated Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. Except as may be otherwise specified by the terms of any series of Preferred Stock, if the number of shares of any series of Preferred Stock is so decreased, then the Company shall take all such steps as are necessary to cause the shares constituting such decrease to resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.
Section 4. Except as otherwise required by law or provided in this Amended & Restated Certificate of Incorporation, holders of Common Stock shall not be entitled to vote on any amendment to this Amended & Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended & Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).
Section 5. The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote of any holders of one or more series of Preferred Stock is required pursuant to the terms of any certificate of designation relating to any series of Preferred Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.
ARTICLE V
BOARD OF DIRECTORS
Section 1. Subject to the rights of holders of Preferred Stock, the number of directors that constitutes the entire Board of Directors of the Company shall be fixed only by resolution of the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For the purposes of this Certificate of Incorporation, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships. At each annual meeting of stockholders, directors of the Company shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier resignation or removal; except that if any such meeting shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL.
Section 2. The Board of Directors of the Company (other than any who may be elected by holders of Preferred Stock under specified circumstances) shall initially consist of up to seven (7) directors, which shall be divided into three (3) classes, with directors serving staggered three-year terms, designated Class I, II and III, with Class I consisting of two (2) directors whose initial terms expire at the first annual meeting of the stockholders of HoldCo following the date hereof, Class II consisting of two (2) directors whose initial terms expire at the second annual meeting of the stockholders of HoldCo following the date hereof, and Class III consisting of up to three (3) directors whose initial terms expire at the third annual meeting of the stockholders of HoldCo following the date hereof. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned hereafter among the classes as to make all classes as nearly equal in number as is practicable; provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Directors already in office at the time such classification becomes effective and who will remain in office shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors.
Section 3. The business and affairs of the Company shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Amended & Restated Certificate of Incorporation or the Bylaws of the Company (the “Bylaws”), the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Company.
Ann. D-2

Section 4. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws. The affirmative vote of at least a majority of the Whole Board shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Bylaws. The Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Company. Notwithstanding the above or any other provision of this Amended & Restated Certificate of Incorporation, the Bylaws may not be amended, altered or repealed except in accordance with the provisions of the Bylaws relating to amendments to the Bylaws. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Company that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.
Section 5. From and after the effectiveness of this Certificate of Incorporation, only for so long as the Board of Directors is classified and subject to the rights of holders of Preferred Stock, any director or the entire Board of Directors may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors.
Section 6. Except as otherwise provided for or fixed by or pursuant to the provisions of this Article IV hereof in relation to the rights of the holders of Preferred Stock to elect directors under specified circumstances or except as otherwise provided by resolution of a majority of the Whole Board, newly created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen until his or her successor shall have been duly elected and qualified, or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.
Section 7. The election of directors need not be by written ballot unless the Bylaws shall so provide.
Section 8. No stockholder will be permitted to cumulate votes at any election of directors.
ARTICLE VI
STOCKHOLDERS
Section 1. From and after the effectiveness of this Certificate of Incorporation, and subject to the rights of holders of Preferred Stock, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders; provided, however, that any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of Preferred Stock.
Section 2. Subject to the terms of any series of Preferred Stock, special meetings of stockholders of the Company may be called only by the chairperson of the Board of Directors, the Chief Executive Officer, the President or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.
Section 3. Advance notice of stockholder nominations for the election of directors and of other business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner and to the extent provided in the Bylaws.
Section 4. Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws may provide.
Ann. D-3

ARTICLE VII
LIABILITY AND INDEMNIFICATION
Section 1. To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended from time to time, a director or officer of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended, automatically and without further action, upon the date of such amendment.
Section 2. Subject to any provisions in the Bylaws related to indemnification of directors of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors.
Section 3. The Company shall have the power to indemnify, to the extent permitted by applicable law, any officer, employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.
Section 4. Neither any amendment, repeal nor elimination of any Section of this Article VII, nor the adoption of any provision of this Certificate of Incorporation or the Bylaws inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any Proceeding accruing or arising (or that, but for this Article VII, would accrue or arise) prior to such amendment, repeal, elimination or adoption of an inconsistent provision.
ARTICLE VIII
EXCLUSIVE FORUM
Section 1. Unless the Company consents in writing to the selection of an alternative forum, (i) the Court of Chancery of the State of Delaware (the “Chancery Court”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (a) any derivative action or proceeding brought on behalf of the Company, (b) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder of the Company to the Company or to the Company’s stockholders, (c) any action, suit or proceeding asserting a claim against the Company, its current or former directors, officers, or employees, agents or stockholders arising pursuant to any provision of the DGCL or this Amended & Restated Certificate of Incorporation or the Bylaws, or (d) any action, suit or proceeding asserting a claim against the Company, its current or former directors, officers, or employees, agents or stockholders governed by the internal affairs doctrine; and (ii) subject to the preceding provisions of this Article VIII, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended (the “Securities Act”), including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of this Section 1 of this Article VIII is filed in a court other than, in the cause of clause (i) the Chancery Court, and in the case of clause (ii) the federal district courts of the United States of America (a “Foreign Action”) by any stockholder (including any beneficial owner), to the fullest extent permitted by law, such stockholder shall be deemed to have consented to: (a) the personal jurisdiction of the Chancery Court and any federal district courts in the United States of America in connection with any action brought in any such court to enforce this Section 1 of this Article VIII; and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Ann. D-4

Section 2. The exclusive forum provision set forth in Section 1 above of this Article VIII does not apply to, and does not preclude or contract the scope of, either (i) exclusive federal jurisdiction pursuant to Section 27 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for claims seeking to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder, or any other claim for which the U.S. federal courts have exclusive jurisdiction, or (ii) concurrent jurisdiction under Section 22 of the Securities Act, for federal and state courts over all claims seeking to enforce any liability or duty created by the Securities Act or the rules and regulations thereunder.
To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Article VIII.
ARTICLE IX
AMENDMENTS
The Company reserves the right to amend, alter, change or repeal any provision contained in this Amended & Restate Certificate of Incorporation in the manner now or hereafter prescribed by this Amended & Restated Certificate of Incorporation and the DGCL, and all rights, preferences and privileges herein conferred upon stockholders, directors or any other persons herein are granted by and pursuant to this Amended & Restated Certificate of Incorporation in its current form or as hereafter amended are granted subject to the right reserved in this Article IX. Notwithstanding any other provisions of this Amended & Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of capital stock of the Company required by law or by this Amended & Restated Certificate of Incorporation or any certificate of designation filed with respect to a series of Preferred Stock, the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board and the affirmative vote of 66 2/3% of the voting power of the then outstanding voting securities of the Company, voting together as a single class, shall be required for the amendment, repeal or modification of the provisions of Section 3 of Article IV, Section 2 of Article V, Section 5 of Article V, Section 6 of Article V, Section 8 of Article V, Article VI, Article VII, Article VIII or this Article IX of this Amended & Restated Certificate of Incorporation.
ARTICLE X
SEVERABILITY
If any provision or provisions of this Amended & Restated Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended & Restated Certificate of Incorporation (including, without limitation, each portion of any section or paragraph of this Amended & Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby.
Ann. D-5

IN WITNESS WHEREOF, Aja HoldCo, Inc. has caused this Amended & Restated Certificate of Incorporation to be executed by its duly authorized officer on this [  ] day of [  ], 2024.
By:
Name:
Title:
[Signature Page to Amended & Restated Certificate of Incorporation]
Ann. D-6

Annex E
AMENDED & RESTATED

BYLAWS OF

ADAGIO MEDICAL HOLDINGS, INC.

(a Delaware corporation)

(initially adopted on [bylaw adoption date])
Ann. E-1

Ann. E-2

Ann. E-3

AMENDED & RESTATED

BYLAWS OF ADAGIO MEDICAL HOLDINGS, INC.
ARTICLE I – CORPORATE OFFICES
1.1 Registered Office.
The address of the registered office of Adagio Medical Holdings, Inc. (the “Company”) in the State of Delaware, and the name of its registered agent at such address, shall be fixed in the Company’s amended and restated certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).
1.2 Other Offices.
The Company may at any time establish other offices at any place or places, within or outside of the State of Delaware, as the board of directors of the Company (the “Board of Directors”) may from time to time establish or as the business of the Company may require.
ARTICLE II – MEETINGS OF STOCKHOLDERS
2.1 Place of Meetings.
Meetings of stockholders shall be held at a place, if any, within or outside the State of Delaware, determined by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Company’s principal executive offices.
2.2 Annual Meeting.
The annual meeting of stockholders shall be held each year. The Board of Directors shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and any other proper business, brought in accordance with Section 2.4 of these bylaws, may be transacted. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders. For the purposes of these bylaws, the term “Whole Board” shall mean the total number of authorized directorships whether or not there exist any vacancies or other unfilled seats in previously authorized directorships.
2.3 Special Meeting.
(a) A special meeting of the stockholders, other than as required by statute, may be called at any time by (i) the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, (ii) the chairperson of the Board of Directors, (iii) the chief executive officer or (iv) the president, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied. The Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.
(b) The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of a majority of the Whole Board, the chairperson of the Board of Directors, the chief executive officer or the president. Nothing contained in this Section 2.3(b) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.
2.4 Advance Notice Procedures.
(a) Annual Meetings of Stockholders.
(i) Nominations of persons for election to the Board of Directors or the proposal of other business to be transacted by the stockholders at an annual meeting of stockholders may be made only (1) pursuant to the Company’s notice of meeting (or any supplement thereto); (2) by or at the direction of the Board of Directors; (3) as may be provided in the certificate of designations for any class or series of preferred stock;
Ann. E-4

or (4) by any stockholder of the Company who (A) is a stockholder of record at the time of giving of the notice contemplated by Section 2.4(a)(ii); (B) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the annual meeting; (C) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the annual meeting; (D) is a stockholder of record at the time of the annual meeting; and (E) complies with the procedures set forth in this Section 2.4(a).
(ii) For nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (4) of Section 2.4(a)(i), the stockholder must have given timely notice in writing to the secretary and any such nomination or proposed business must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day and no later than 5:00 p.m., local time, on the 90th day prior to the day of the first anniversary of the preceding year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the preceding year, or if the date of the applicable annual meeting has been changed by more than 25 days from the first anniversary of the preceding year’s annual meeting, then to be timely such notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day prior to the day of the annual meeting and no later than 5:00 p.m., local time, on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Company. In no event will the adjournment, rescheduling or postponement of any annual meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. If the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors at least ten (10) days before the last day that a stockholder may deliver a notice of nomination pursuant to the foregoing provisions, then a stockholder’s notice required by this Section 2.4(a)(ii) will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the secretary at the principal executive offices of the Company no later than 5:00 p.m., local time, on the 10th day following the day on which such public announcement is first made. “Public announcement” means disclosure in a press release reported by a national news service or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934 (as amended and inclusive of rules and regulations thereunder, the “1934 Act”).
(iii) A stockholder’s notice to the secretary must set forth:
(1) as to each person whom the stockholder proposes to nominate for election as a director:
(A) such person’s name, age, business address, residence address and principal occupation or employment; the class and number of shares of the Company that are held of record or are beneficially owned by such person and a description of any Derivative Instruments (defined below) held or beneficially owned thereby or of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of such person; and all information relating to such person that is required to be disclosed in solicitations of proxies for the contested election of directors, or is otherwise required, in each case pursuant to the Section 14 of the 1934 Act;
(B) such person’s written consent to being named in such stockholder’s proxy statement as a nominee of such stockholder and to serving as a director of the Company if elected;
(C) a reasonably detailed description of any direct or indirect compensatory, payment, indemnification or other financial agreement, arrangement or understanding that such person has, or has had within the past three years, with any person or entity other than the Company (including the amount of any payment or payments received or receivable thereunder), in each case in connection with candidacy or service as a director of the Company (a “Third-Party Compensation Arrangement”); and
Ann. E-5

(D) a description of any other material relationships between such person and such person’s respective affiliates and associates, or others acting in concert with them, on the one hand, and such stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, and their respective affiliates and associates, or others acting in concert with them, on the other hand;
(2) as to any other business that the stockholder proposes to bring before the annual meeting:
(A) a brief description of the business desired to be brought before the annual meeting;
(B) the text of the proposal or business (including the text of any resolutions proposed for consideration and, if applicable, the text of any proposed amendment to these bylaws);
(C) the reasons for conducting such business at the annual meeting;
(D) any material interest in such business of such stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates and associates, or others acting in concert with them; and
(E) a description of all agreements, arrangements and understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and their respective affiliates or associates or others acting in concert with them, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; and
(3) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:
(A) the name and address of such stockholder (as they appear on the Company’s books), of such beneficial owner and of their respective affiliates or associates or others acting in concert with them;
(B) for each class or series, the number of shares of stock of the Company that are, directly or indirectly, held of record or are beneficially owned by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;
(C) a description of any agreement, arrangement or understanding between such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, and any other person or persons (including, in each case, their names) in connection with the proposal of such nomination or other business;
(D) a description of any agreement, arrangement or understanding (including, regardless of the form of settlement, any derivative, long or short positions, profit interests, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions and borrowed or loaned shares) that has been entered into by or on behalf of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, with respect to the Company’s securities (any of the foregoing, a “Derivative Instrument”), or any other agreement, arrangement or understanding that has been made the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for or increase or decrease the voting power of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, with respect to the Company’s securities;
(E) any rights to dividends on the Company’s securities owned beneficially by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, that are separated or separable from the underlying security;
(F) any proportionate interest in the Company’s securities or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership;
Ann. E-6

(G) any performance-related fees (other than an asset-based fee) that such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with, them is entitled to based on any increase or decrease in the value of the Company’s securities or Derivative Instruments, including, without limitation, any such interests held by members of the immediate family of such persons sharing the same household;
(H) any significant equity interests or any Derivative Instruments in any principal competitor of the Company that are held by such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them;
(I) any direct or indirect interest of such stockholder, such beneficial owner or their respective affiliates or associates or others acting in concert with them, in any contract with the Company, any affiliate of the Company or any principal competitor of the Company (in each case, including any employment agreement, collective bargaining agreement or consulting agreement);
(J) a representation and undertaking that the stockholder is a holder of record of stock of the Company as of the date of submission of the stockholder’s notice and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting;
(K) a representation and undertaking that such stockholder or any such beneficial owner intends, or is part of a group that intends, to (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of the Company’s then-outstanding stock required to approve or adopt the proposal or to elect each such nominee; or (y) otherwise solicit proxies from stockholders in support of such proposal or nomination;
(L) any other information relating to such stockholder, such beneficial owner, or their respective affiliates or associates or others acting in concert with them, or director nominee or proposed business that, in each case, would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such nominee (in a contested election of directors) or proposal pursuant to Section 14 of the 1934 Act; and
(M) such other information relating to any proposed item of business as the Company may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.
(iv) In addition to the requirements of this Section 2.4, to be timely, a stockholder’s notice (and any additional information submitted to the Company in connection therewith) must further be updated and supplemented (1) if necessary, so that the information provided or required to be provided in such notice is true and correct as of the record date(s) for determining the stockholders entitled to notice of, and to vote at, the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment, rescheduling or postponement thereof and (2) to provide any additional information that the Company may reasonably request. Such update and supplement or additional information, if applicable, must be received by the secretary at the principal executive offices of the Company, in the case of a request for additional information, promptly following a request therefor, which response must be delivered not later than such reasonable time as is specified in any such request from the Company or, in the case of any other update or supplement of any information, not later than five (5) business days after the record date(s) for the meeting (in the case of any update and supplement required to be made as of the record date(s)), and not later than eight (8) business days prior to the date for the meeting or any adjournment, rescheduling or postponement thereof (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment, rescheduling or postponement thereof). The failure to timely provide such update, supplement or additional information shall result in the nomination or proposal no longer being eligible for consideration at the meeting.
(b) Special Meetings of Stockholders. Except to the extent required by the DGCL, and subject to Section 2.3(a), special meetings of stockholders may be called only in accordance with the Company’s Certificate of Incorporation and these bylaws. Only such business will be conducted at a special meeting of stockholders as has been brought before the special meeting pursuant to the Company’s notice of meeting. If the
Ann. E-7

election of directors is included as business to be brought before a special meeting in the Company’s notice of meeting, then nominations of persons for election to the Board of Directors at such special meeting may be made by any stockholder who (i) is a stockholder of record at the time of giving of the notice contemplated by this Section 2.4(b); (ii) is a stockholder of record on the record date for the determination of stockholders entitled to notice of the special meeting; (iii) is a stockholder of record on the record date for the determination of stockholders entitled to vote at the special meeting; (iv) is a stockholder of record at the time of the special meeting; and (v) complies with the procedures set forth in this Section 2.4(b). For nominations to be properly brought by a stockholder before a special meeting pursuant to this Section 2.4(b), the stockholder’s notice must be received by the secretary at the principal executive offices of the Company no earlier than 8:00 a.m., local time, on the 120th day prior to the day of the special meeting and no later than 5:00 p.m., local time, on the 10th day following the day on which public announcement of the date of the special meeting was first made. In no event will any adjournment, rescheduling or postponement of a special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice. A stockholder’s notice to the Secretary must comply with the applicable notice requirements of Section 2.4(a)(iii).
(c) Other Requirements.
(i) To be eligible to be a nominee by any stockholder for election as a director of the Company, the proposed nominee must provide to the secretary, in accordance with the applicable time periods prescribed for delivery of notice under Section 2.4(a)(ii) or Section 2.4(b):
(1) a signed and completed written questionnaire (in the form provided by the secretary at the written request of the nominating stockholder, which form will be provided by the secretary within ten (10) days of receiving such request) containing information regarding such nominee’s background and qualifications and such other information as may reasonably be required by the Company to determine the eligibility of such nominee to serve as a director of the Company or to serve as an independent director of the Company;
(2) a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any voting agreement, arrangement, commitment, assurance or understanding with any person or entity as to how such nominee, if elected as a director, will vote on any issue;
(3) a written representation and undertaking that, unless previously disclosed to the Company, such nominee is not, and will not become, a party to any Third-Party Compensation Arrangement;
(4) a written representation and undertaking that, if elected as a director, such nominee would be in compliance, and will continue to comply, with the Company’s corporate governance guidelines as disclosed on the Company’s website, as amended from time to time; and
(5) a written representation and undertaking that such nominee, if elected, intends to serve a full term on the Board of Directors.
(ii) At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director must furnish to the secretary the information that is required to be set forth in a stockholder’s notice of nomination that pertains to such nominee.
(iii) No person will be eligible to be nominated by a stockholder for election as a director of the Company unless nominated in accordance with the procedures set forth in this Section 2.4. No business proposed by a stockholder will be conducted at a stockholder meeting except in accordance with this Section 2.4.
(iv) The chairperson of the applicable meeting of stockholders will, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these bylaws or that business was not properly brought before the meeting. If the chairperson of the meeting should so determine, then the chairperson of the meeting will so declare to the meeting and the defective nomination will be disregarded or such business will not be transacted, as the case may be.
(v) Notwithstanding anything to the contrary in this Section 2.4, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear in person at the meeting to present a nomination or other proposed business, such nomination will be disregarded or such proposed
Ann. E-8

business will not be transacted, as the case may be, notwithstanding that proxies in respect of such nomination or business may have been received by the Company and counted for purposes of determining a quorum. For purposes of this Section 2.4, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting.
(vi) Without limiting this Section 2.4, a stockholder must also comply with all applicable requirements of the 1934 Act with respect to the matters set forth in this Section 2.4, it being understood that (1) any references in these bylaws to the 1934 Act are not intended to, and will not, limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.4; and (2) compliance with clause (4) of Section 2.4(a)(i) and with Section 2.4(b) are the exclusive means for a stockholder to make nominations or submit other business (other than as provided in Section 2.4(c)(vii)).
(vii) Notwithstanding anything to the contrary in this Section 2.4, the notice requirements set forth in these bylaws with respect to the proposal of any business pursuant to this Section 2.4 will be deemed to be satisfied by a stockholder if (1) such stockholder has submitted a proposal to the Company in compliance with Rule 14a-8 under the 1934 Act; and (2) such stockholder’s proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for the meeting of stockholders. Subject to Rule 14a-8 and other applicable rules and regulations under the 1934 Act, nothing in these bylaws will be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Company’s proxy statement any nomination of a director or any other business proposal.
2.5 Notice of Stockholders’ Meetings.
Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.
2.6 Quorum.
Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority of the voting power of the capital stock of the Company issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the Certificate of Incorporation or these bylaws.
If, however, such quorum is not present or represented at any meeting of the stockholders, then either (a) the chairperson of the meeting, or (b) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.
2.7 Adjourned Meeting; Notice.
When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which
Ann. E-9

might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.
2.8 Conduct of Business.
The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business and discussion as seem to the chairperson in order. The chairperson of any meeting of stockholders shall be designated by the Board of Directors; in the absence of such designation, the chairperson of the Board of Directors, if any, or the chief executive officer (in the absence of the chairperson of the Board of Directors) or the president (in the absence of the chairperson of the Board of Directors and the chief executive officer), or in their absence any other executive officer of the Company, shall serve as chairperson of the stockholder meeting. The chairperson of any meeting of stockholders shall have the power to adjourn the meeting to another place, if any, date or time, whether or not a quorum is present.
2.9 Voting.
(a) The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.
(b) Except as may be otherwise provided in the Certificate of Incorporation or these bylaws, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.
(c) Except as otherwise provided by law, the Certificate of Incorporation, these bylaws or the rules of the stock exchange on which the Company’s securities are listed, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the Certificate of Incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of the voting power of the outstanding shares of such class or series or classes or series present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of such class or series or classes or series, except as otherwise provided by law, the Certificate of Incorporation, these bylaws or the rules of the stock exchange on which the securities of the Company are listed.
2.10 Stockholder Action By Written Consent Without A Meeting.
Subject to the rights of holders of preferred stock of the Company, any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders.
2.11 Record Dates.
(a) In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.
(b) If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.
Ann. E-10

(c) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 2.11 at the adjourned meeting.
(d) In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.
2.12 Proxies.
Each stockholder entitled to vote at a meeting of stockholders, or such stockholder’s authorized officer, director, employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL; provided that such authorization shall set forth, or be delivered with information enabling the Company to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.
2.13 List of Stockholders Entitled To Vote.
The Company shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the Company’s principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.
2.14 Inspectors of Election.
Before any meeting of stockholders, the Company shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Company may designate one (1) or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the chairperson of the meeting shall appoint a person to fill that vacancy. Such inspectors shall:
(a) ascertain the number of shares outstanding and the voting power of each;
(b) determine the shares represented at the meeting and the validity of proxies and ballots;
(c) count all votes and ballots;
Ann. E-11

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and
(e) certify its or their determination of the number of shares represented at the meeting, and its or their count of all votes and ballots.
Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Company, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.
2.15 Virtual Meeting.
The Board of Directors may, in its sole discretion, determine that stockholder meetings shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a)(2) of the DGCL. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication (a) participate in a meeting of stockholders; and (b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Company shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder; (ii) the Company shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (iii) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Company.
2.16 Delivery to the Company.
Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Company or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), unless the Company otherwise provides, such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Company shall not be required to accept delivery of any document not in such written form or so delivered.
ARTICLE III – DIRECTORS
3.1 Powers.
The business and affairs of the Company shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided in the DGCL or the Certificate of Incorporation.
3.2 Number of Directors.
The Board of Directors shall consist of one (1) or more members, each of whom shall be a natural person. Unless the Certificate of Incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of a majority of the Whole Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.
3.3 Election, Qualification and Term of Office of Directors.
Except as provided in Section 3.4 of these bylaws, each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal. Directors need not be stockholders unless so required by the Certificate of Incorporation or these bylaws. The Certificate of Incorporation or these bylaws may prescribe other qualifications for directors.
Ann. E-12

If so provided in the Certificate of Incorporation, the directors of the Company shall be divided into three (3) classes.
3.4 Resignation and Vacancies.
Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the Certificate of Incorporation or these bylaws, when one or more directors resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.
Unless otherwise provided in the Certificate of Incorporation or these bylaws or permitted in the specific case by resolution of the Board of Directors, and subject to the rights of holders of Preferred Stock, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by stockholders. If the directors are divided into classes, a person so chosen to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.
3.5 Place of Meetings; Meetings By Telephone.
The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.
3.6 Regular Meetings.
Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.
3.7 Special Meetings; Notice.
Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairperson of the Board of Directors, the chief executive officer, the president, the secretary or a majority of the Whole Board.
Notice of the time and place of special meetings shall be:
(a) delivered personally by hand, by courier or by telephone;
(b) sent by United States first-class mail, postage prepaid;
(c) sent by facsimile;
(d) sent by electronic mail; or
(e) otherwise given by electronic transmission (as defined in Section 232 of the DGCL), directed to each director at that director’s address, telephone number, facsimile number, electronic mail address or other contact for notice by electronic transmission, as the case may be, as shown on the Company’s records.
If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile, (iii) sent by electronic mail or (iv) otherwise given by electronic transmission, it shall be delivered, sent or otherwise directed to each director, as applicable, at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company’s principal executive office) nor the purpose of the meeting, unless required by statute.
Ann. E-13

3.8 Quorum; Voting.
At all meetings of the Board of Directors, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.
The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws.
If the Certificate of Incorporation provides that one (1) or more directors shall have more or less than one (1) vote per director on any matter, except as may otherwise be expressly provided herein or therein and denoted with the phrase “notwithstanding the final paragraph of Section 3.8 of the bylaws” or language to similar effect, every reference in these bylaws to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.
3.9 Action By Unanimous Written Consent Without A Meeting.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, (i) any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission; and (ii) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than sixty (60) days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 3.9 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board of Directors, or the committee or subcommittee thereof, as applicable, and such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.
3.10 Fees and Compensation of Directors.
Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Company in any capacity.
3.11 Removal of Directors.
Any director or the entire Board of Directors may be removed from office by stockholders of the Company in the manner specified in the Certificate of Incorporation and applicable law. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.
3.12 Chairperson; Vice Chairperson.
The Board of Directors may appoint a chairperson of the Board of Directors from its members, who shall have all the customary duties and responsibilities of such office. The chairperson may be (but shall not be required to be) the chief executive officer or another executive officer of the Company. The Board of Directors also may appoint a vice chairperson of the Board of Directors from its members and prescribe his or her powers and duties. The chairperson shall preside over all meetings of the Board of Directors and of the Company’s stockholders and shall exercise such powers and perform such duties as shall be assigned to or required of the chairperson of the Board of Directors from time to time by the Board of Directors or these bylaws. If the chairperson is unable to so preside over any meetings of the Board of Directors or the Company’s stockholders, or is absent, then the vice chairperson of the Board of Directors, if one is appointed, shall preside over all meetings of the Board of Directors. If the chairperson of the Board of Directors, and the vice chairperson of the Board of Directors, if one is appointed, are unable to preside or are absent, the Board of Directors shall designate an alternate representative to preside over a meeting of the Board of Directors.
Ann. E-14

ARTICLE IV – COMMITTEES
4.1 Committees of Directors.
The Board of Directors may, by resolution passed by a majority of the Whole Board, designate one (1) or more committees, each committee to consist of one (1) or more of the directors of the Company. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in these bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (a) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (b) adopt, amend or repeal any bylaw of the Company.
4.2 Committee Minutes.
Each committee and subcommittee shall keep regular minutes of its meetings and report same to the Board of Directors when required.
4.3 Meetings and Action of Committees.
Meetings and actions of committees and subcommittees shall be governed by, and held and taken in accordance with, the provisions of:
(a) Section 3.5 (place of meetings and meetings by telephone);
(b) Section 3.6 (regular meetings);
(c) Section 3.7 (special meetings and notice);
(d) Section 3.8 (quorum; voting);
(e) Section 3.9 (action without a meeting);
(f) Section 3.12 (chairperson; vice chairperson); and
(g) Section 7.4 (waiver of notice)
with such changes in the context of those bylaws as are necessary to substitute the committee or subcommittee and its members for the Board of Directors and its members. However, (i) the time and place of regular meetings of committees or subcommittees may be determined either by resolution of the Board of Directors or by resolution of the committee or subcommittee; (ii) special meetings of committees or subcommittees may also be called by resolution of the Board of Directors or the committee or the subcommittee; and (iii) notice of special meetings of committees and subcommittees shall also be given to all alternate members who shall have the right to attend all meetings of the committee or subcommittee. The Board of Directors, or in the absence of any such action by the Board of Directors, the applicable committee or subcommittee, may adopt rules for the government of any committee or subcommittee not inconsistent with the provisions of these bylaws.
Any provision in the Certificate of Incorporation providing that one (1) or more directors shall have more or less than one (1) vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the Certificate of Incorporation or these bylaws.
4.4 Subcommittees.
Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.
Ann. E-15

ARTICLE V – OFFICERS
5.1 Officers.
The officers of the Company shall include a chief executive officer and a secretary. The Company may also have, at the discretion of the Board of Directors, a chairperson of the Board of Directors, a vice chairperson of the Board of Directors, a president, a chief financial officer or treasurer, one (1) or more vice presidents, one (1) or more assistant vice presidents, one (1) or more assistant treasurers, one (1) or more assistant secretaries and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.
5.2 Appointment of Officers.
The Board of Directors shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment. In the event of the absence or disability of any officer, the Board of Directors may designate another officer to act temporarily in place of such absent or disabled officer.
5.3 Subordinate Officers.
The Board of Directors may appoint, or empower the chief executive officer or, in the absence of a chief executive officer, the president (where the president and the chief executive officer are not the same individual), to appoint, such other officers and agents as the business of the Company may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board of Directors or an authorized officer (as applicable) may from time to time determine.
5.4 Removal and Resignation of Officers.
Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, for the avoidance of doubt, any duly authorized committee or subcommittee thereof or by any officer who has been conferred such power of removal.
Any officer may resign at any time by giving notice, in writing or by electronic transmission, to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.
5.5 Vacancies in Offices.
Any vacancy occurring in any office of the Company shall be filled by the Board of Directors or as provided in Sections 5.2 and 5.3, as applicable.
5.6 Representation of Securities of Other Entities.
The chairperson of the Board of Directors, the chief executive officer and the secretary, or, if appointed pursuant to this Article V, the president, any vice president, the treasurer, and any assistant secretary of this Company or any other person authorized by the Board of Directors or the chief executive officer, the president or a vice president, is authorized to vote, represent and exercise on behalf of this Company all rights incident to any and all shares or other securities of any other entity or entities, and all rights incident to any management authority conferred on the Company in accordance with the governing documents of any entity or entities, standing in the name of this Company, including the right to act by written consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.
5.7 Authority and Duties of Officers.
All officers of the Company shall respectively have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.
Ann. E-16

ARTICLE VI – CAPITAL STOCK
6.1 Stock Certificates.
The shares of the Company shall be uncertificated, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be represented by certificates. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law and signed by, or in the name of, the Company by any two (2) officers of the Company. The chairperson or vice chairperson of the Board, the president, vice president, the treasurer, any assistant treasurer, the secretary or any assistant secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be electronic. In case any officer, transfer agent or registrar who has signed or whose electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.
6.2 Lost Certificates.
Except as provided in this Section 6.2, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.
6.3 Dividends.
The Board of Directors, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of the Company’s capital stock. Dividends may be paid in cash, in property, or in shares of the Company’s capital stock.
The Board of Directors may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Company, and meeting contingencies.
6.4 Transfer of Stock.
Shares of the Company shall be transferable in the manner prescribed by law and in these bylaws. Shares of stock of the Company shall be transferred on the books of the Company only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Company of any certificate or certificates representing such shares endorsed by the appropriate Person or Persons (if such shares are represented by certificates) or by delivery of duly executed instructions (if such shares are uncertificated), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Company may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Company for any purpose until it shall have been entered in the stock records of the Company by an entry showing the names of the Persons from and to whom it was transferred.
6.5 Stock Transfer Agreements.
The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.
6.6 Registered Stockholders.
The Company:
(a) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, subject to any restrictions included in the DGCL or the Certificate of Incorporation, and notices and to vote as such owner; and
Ann. E-17

(b) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.
ARTICLE VII – MANNER OF GIVING NOTICE AND WAIVER
7.1 Notice of Stockholders’ Meetings.
Notice of any meeting of stockholders shall be given in the manner set forth in the DGCL.
7.2 Notice To Stockholders Sharing an Address.
Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within sixty (60) days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice. This Section 7.2 shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.
7.3 Notice To Person With Whom Communication Is Unlawful.
Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.
7.4 Waiver of Notice.
Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.
ARTICLE VIII – INDEMNIFICATION
8.1 Indemnification of Directors and Officers In Third Party Proceedings.
Subject to the other provisions of this Article VIII, the Company shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction,
Ann. E-18

or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.
8.2 Indemnification of Directors and Officers In Actions By Or In The Right of The Company.
Subject to the other provisions of this Article VIII, the Company shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
8.3 Successful Defense.
To the extent that a present or former director or officer (for purposes of this Section 8.3 only, as such term is defined in Section 145(c)(1) of the DGCL) of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The Company may indemnify any other person who is not a present or former director or officer of the Company against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any suit or proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein.
8.4 Indemnification of Others.
Subject to the other provisions of this Article VIII, the Company shall have power to indemnify its employees and agents, or any other persons, to the extent not prohibited by the DGCL or other applicable law. The Board of Directors shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the DGCL the determination of whether employees or agents shall be indemnified.
8.5 Advanced Payment of Expenses.
(a) Expenses (including attorneys’ fees) actually and reasonably incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the DGCL. Such expenses (including attorneys’ fees) actually and reasonably incurred by former directors and officers or other employees and agents of the Company or by persons serving at the request of the Company as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any Proceeding (or any part of any Proceeding) for which indemnity is excluded pursuant to these bylaws but shall apply to any Proceeding (or any part of any Proceeding) referenced in Section 8.6(b) or Section 8.6(c) prior to a determination that the person is not entitled to be indemnified by the Company.
(b) Notwithstanding the foregoing, unless otherwise determined pursuant to Section 8.8, no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company, in which event this paragraph shall not apply) in any Proceeding if a determination is reasonably and promptly made (a) by a vote of the directors who are not parties to such Proceeding, even though less than a quorum, or (b) by a committee of such directors designated by the vote of the majority of such
Ann. E-19

directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.
8.6 Limitation On Indemnification.
Subject to the requirements in Section 8.3 and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):
(a) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;
(b) for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);
(c) for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);
(d) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (i) the Board of Directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (ii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (iii) otherwise required to be made under Section 8.7 or (iv) otherwise required by applicable law; or
(e) if prohibited by applicable law; provided, however, that if any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Article VIII (including, without limitation, each portion of any paragraph or clause containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of any paragraph or clause containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.
8.7 Determination; Claim.
If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within ninety (90) days after receipt by the Company of the written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. The Company shall indemnify such person against any and all expenses that are actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article VIII to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.
8.8 Non-Exclusivity of Rights.
The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another
Ann. E-20

capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.
8.9 Insurance.
The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.
8.10 Survival.
The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
8.11 Effect of Repeal Or Modification.
A right to indemnification or to advancement of expenses arising under a provision of the Certificate of Incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the Certificate of Incorporation or these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.
8.12 Certain Definitions.
For purposes of this Article VIII, references to the “Company” shall include, in addition to the resulting company, any constituent company (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent company, or is or was serving at the request of such constituent company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving company as such person would have with respect to such constituent company if its separate existence had continued. For purposes of this Article VIII, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Article VIII.
ARTICLE IX – GENERAL MATTERS
9.1 Execution of Corporate Contracts and Instruments.
Except as otherwise provided by law, the Certificate of Incorporation or these bylaws, the Board of Directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute any document or instrument in the name of and on behalf of the Company; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.
9.2 Fiscal Year.
The fiscal year of the Company shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.
Ann. E-21

9.3 Seal.
The Company may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.
9.4 Construction; Definitions.
Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes a corporation, partnership, limited liability company, joint venture, trust or other enterprise, and a natural person. Any reference in these bylaws to a section of the DGCL shall be deemed to refer to such section as amended from time to time and any successor provisions thereto.
ARTICLE X – AMENDMENTS
These bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the affirmative vote of the holders of at least 66 2/3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the stockholders of the Company to alter, amend or repeal, or adopt any bylaw inconsistent with, the following provisions of these bylaws: Article II, Section 3.1, Section 3.2, Section 3.4, Section 3.11, Article VIII or this Article X (including, without limitation, any such Article or Section as renumbered as a result of any amendment, alteration, change, repeal, or adoption of any other bylaw). The Board of Directors shall also have the power to adopt, amend or repeal bylaws; provided, however, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors.
Ann. E-22

Annex F
Dated [•] 2024
ARYA SCIENCES ACQUISITION CORP IV
AJA MERGER SUB 1
AJA HOLDCO, INC.
PLAN OF MERGER

Ann. F-1

CONTENTS
1	Definitions and Interpretation	Ann. F-3
2	Name and registered office of each Constituent Company	Ann. F-4
3	Shares in the Constituent Companies	Ann. F-4
4	Effective Date	Ann. F-4
5	Terms and conditions of the Merger	Ann. F-4
6	Rights and restrictions attaching to the shares of the Surviving Company	Ann. F-5
7	Constitutional documentation of the Surviving Company	Ann. F-5
8	Director benefits	Ann. F-5
9	Secured creditors	Ann. F-5
10	Directors of the Surviving Company	Ann. F-5
11	Authorisations	Ann. F-5
12	Termination or amendment	Ann. F-5
13	Counterparts	Ann. F-6
14	Governing law and jurisdiction	Ann. F-6
Schedule 1		Ann. F-8
Schedule 2		Ann. F-48
Ann. F-2

This plan of merger (this Plan of Merger) is made on [•] 2024.
PARTIES:
1
ARYA Sciences Acquisition Corp IV, an exempted company incorporated in the Cayman Islands and having its registered office at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (the Surviving Company);

2
AJA Merger Sub 1, an exempted company incorporated in the Cayman Islands and having its registered office at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (the Merging Company); and

3	Aja Holdco, Inc., a Delaware corporation having its registered office at [insert] (HoldCo),
(the Surviving Company and the Merging Company are together known as the Constituent Companies).
RECITALS:
A
The board of directors of each Constituent Company have approved a merger of the Constituent Companies so that the Merging Company will merge with and into the Surviving Company (the Merger). Immediately upon the Merger becoming effective the undertaking, property and liabilities of the Merging Company will automatically vest in the Surviving Company, the Merging Company will cease to exist and the Surviving Company will continue as the surviving company.

B
Part XVI of the Companies Act (Revised) of the Cayman Islands (the Companies Act) provides for the statutory mechanics by which the Merger can be effected. Amongst other matters, the Companies Act requires that a written plan of merger be approved by each of the Constituent Companies and their shareholders and that such plan of merger be signed by a director on behalf of each Constituent Company and be filed with the Registrar of Companies in the Cayman Islands (the Registrar). Section 233(4) of the Companies Act provides a list of prescribed matters which must be addressed in the plan of merger.

C	Each Constituent Company wishes to enter this Plan of Merger in accordance with Part XVI of the Companies Act.
D
The board of directors of each Constituent Company have also approved the terms and conditions of a business combination agreement dated 13 February 2024 and made between, amongst others, HoldCo, the Surviving Company and the Merging Company in the form annexed at Schedule 2 hereto (the Merger Agreement).

E	HoldCo wishes to enter into this Plan of Merger solely for the purposes of clause 5.4.
It is agreed as follows:
1	Definitions and Interpretation
1.1	Terms not otherwise defined in this Plan of Merger will have the meanings given to them in the Merger Agreement, a copy of which is attached at Schedule 2.
1.2	In this Plan of Merger:
(a)
except where the context otherwise requires, words denoting the singular include the plural and vice versa, words denoting a gender include every gender and references to persons include bodies corporate and unincorporated;

(b)
references to recitals, clauses and Schedules are, unless the context otherwise requires, references to recitals and clauses hereof and Schedules hereto and references to sub-clauses are, unless otherwise stated, references to the sub-clause of the clause in which the reference appears;

(c)
the recitals and the Schedules form part of this Plan of Merger and will have the same force and effect as if they were expressly set out in the body of this Plan of Merger and any reference to this Plan of Merger will include the recitals and the Schedules;

(d)
any reference to this Plan of Merger or to any agreement or document referred to in this Plan of Merger will be construed as a reference to such agreement or document as amended, varied, modified, supplemented, restated, novated or replaced from time to time;

Ann. F-3

(e)
any reference to any statute or statutory provision will, unless the context otherwise requires, be construed as a reference to such statute or statutory provision as the same may have been or may be amended, modified, extended, consolidated, re-enacted or replaced from time to time; and

(f)	clause headings and the index are inserted for convenience only and will not affect the construction of this Plan of Merger.
2	Name and registered office of each Constituent Company
2.1	The Merging Company and the Surviving Company are the constituent companies (as defined in the Companies Act) participating in the Merger.
2.2	The Surviving Company will be the surviving company (as defined in the Companies Act) following the Merger.
2.3	Following the Merger the Surviving Company will continue to be named ARYA Sciences Acquisition Corp IV.
2.4	The registered office of the Merging Company is Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.
2.5
The registered office of the Surviving Company is Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Following the Merger the registered office of the Surviving Company will continue to be Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

3	Shares in the Constituent Companies
3.1
Immediately prior to the Effective Date, the authorised share capital of the Merging Company will be US$50,000 divided into 479,000,000 Class A Ordinary Shares of US$0.0001 each, 20,000,000 Class B Ordinary Shares of US$0.0001 each and 1,000,000 Preference Shares of US$0.0001 each.

3.2
Immediately prior to the Effective Date, the authorised share capital of the Surviving Company will be US$50,000 divided into 479,000,000 Class A Ordinary Shares of US$0.0001 each, 20,000,000 Class B Ordinary Shares of US$0.0001 each and 1,000,000 Preference Shares of US$0.0001 each.

3.3
Immediately following the Merger, the authorised share capital of the Surviving Company will continue to be US$50,000 divided into 479,000,000 Class A Ordinary Shares of US$0.0001 each, 20,000,000 Class B Ordinary Shares of US$0.0001 each and 1,000,000 Preference Shares of US$0.0001 each.

4	Effective Date
The Merger will be effective on the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Companies Act or such later date as the directors of the Constituent Companies may agree and specify in accordance with this Plan of Merger and the Companies Act (the Effective Date).
5	Terms and conditions of the Merger
5.1
The terms and conditions of the Merger, including the manner and basis of converting shares in the Merging Company into shares in the Surviving Company, are set out in this Plan of Merger and the Merger Agreement (including, without limitation, Article 2 of the Merger Agreement).

5.2
On the Effective Date (but not before), the rights, property, business, undertaking, goodwill, benefits, immunities and privileges of the Merging Company will vest in the Surviving Company in accordance with section 236(1)(b) of the Companies Act, and the Surviving Company will become liable for and subject, in the same manner as the Merging Company, to all mortgages, charges and security interests, and all contracts, obligations, claims, debts and liabilities of the Merging Company in accordance with section 236(1)(c) of the Companies Act.

5.3	On the Effective Date (but not before), the Merging Company will be struck from the Register of Companies of the Cayman Islands.
5.4
HoldCo undertakes and agrees (it being acknowledged that HoldCo will be the sole shareholder of the Surviving Company after the Merger) in consideration of the Merger to issue the Merger Consideration in accordance with the terms of the Merger Agreement.

Ann. F-4

6	Rights and restrictions attaching to the shares of the Surviving Company
Following the Merger, the rights and restrictions attaching to the shares in the capital of the Surviving Company will be as detailed in the amended and restated memorandum and articles of association of the Surviving Company attached at Schedule 1 hereto.
7	Constitutional documentation of the Surviving Company
On the Effective Date, the memorandum and articles of association of the Surviving Company shall be amended and restated by the deletion of the then-current memorandum and articles of association of the Surviving Company in their entirety and the substitution in their place of the amended and restated memorandum and articles of association of the Surviving Company attached at Schedule 1 hereto.
8	Director benefits
No director of the Surviving Company or the Merging Company has received or will receive any amount or benefit consequent upon the Merger.
9	Secured creditors
Neither the Surviving Company nor the Merging Company has any secured creditors nor has either the Surviving Company or the Merging Company granted any fixed or floating security interests that are outstanding as at the date of this Plan of Merger.
10	Directors of the Surviving Company
10.1	The names and addresses of the directors of the surviving company (as defined in the Companies Act) are:
Name	Address
[•]	[•]
[•]	[•]
11	Authorisations
11.1	The board of directors of each Constituent Company have approved this Plan of Merger in accordance with section 233(3) of the Companies Act.
11.2	The shareholders of each Constituent Company have authorised this Plan of Merger by way of a special resolution in accordance with section 233(6) of the Companies Act.
12	Termination or amendment
12.1	At any time prior to the Effective Date, this Plan of Merger may be:
(a)	terminated by the directors of either of the Constituent Companies; or
(b)	amended by the directors of both of the Constituent Companies to:
(i)
change the Effective Date, provided that the new Effective Date of the Merger complies with the provisions of section 234 of the Companies Act such that it cannot be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar; or

(ii)
to make any other changes to this Plan of Merger which the directors of both the Constituent Companies consider, in their sole and absolute discretion, to be necessary or desirable for the purpose of effecting the Merger, provided that such changes do not materially adversely affect any rights of the shareholders of either Constituent Company, as determined by the directors of each of the Surviving Company and the Merging Company, respectively.

12.2
If this Plan of Merger is terminated or amended in accordance with this clause after it has been filed with the Registrar but before it has become effective, the Constituent Companies must file or cause to be filed notice of the termination or amendment (as applicable) with the Registrar in accordance with sections 235(2) and 235(4) of the Companies Act and must distribute copies of such notice in accordance with section 235(3) of the Companies Act.

Ann. F-5

13	Counterparts
This Plan of Merger may be executed and delivered in any number of counterparts, all of which taken together constitute one and the same document.
14	Governing law and jurisdiction
14.1	This Plan of Merger is governed by and will be construed in accordance with the laws of the Cayman Islands.
14.2
The parties submit to the exclusive jurisdiction of the courts of the Cayman Islands and the courts of appeal from them to determine any dispute arising out of or in connection with this Plan of Merger. The parties agree not to object to the exercise of jurisdiction of those courts on any basis.

[Signature page follows.]
Ann. F-6

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the date first written above.
Surviving Company

Signed for and on behalf of	)
ARYA Sciences Acquisition Corp IV	)

by:	)

)
Name:	)
Title: Director	)

Merging Company

Signed for and on behalf of	)
AJA Merger Sub 1)

by:	)

)
Name:	)
Title: Director	)

HoldCo

Signed for and on behalf of	)
Aja Holdco, Inc.	)

by:	)

)
Name:	)
Title: Director	)
Ann. F-7

Schedule 1
Amended and Restated Memorandum and Articles of Association of the Surviving Company
Dated [DATE]
Companies Act (Revised)

Company Limited by Shares
ARYA Sciences Acquisition Corp IV
AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
(adopted by special resolution passed on [DATE] and effective on
[DATE])

Ann. F-8

Companies Act (Revised)
Company Limited by Shares

Amended and Restated

Memorandum of Association

of

ARYA Sciences Acquisition Corp IV
1	The name of the Company is ARYA Sciences Acquisition Corp IV.
2
The Company’s registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3
The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4
The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:
(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or
(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised);or
(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).
6
Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.
8
The share capital of the Company is USD50,000 divided into 479,000,000 Class A Ordinary Shares of par value USD0.0001 each, 20,000,000 Class B Ordinary Shares of par value USD0.0001 each, 1,000,000 Preference Shares of par value USD0.0001 each. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares; and
(b)	to increase or reduce its capital; and
(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):
(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or
(ii)	subject to any limitations or restrictions
and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or
(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.
9
The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Ann. F-9

Dated [DATE]
Companies Act (Revised)

Company Limited by Shares

ARYA Sciences Acquisition Corp IV
AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
(adopted by special resolution passed on [DATE] and effective on
[DATE])

Ann. F-10

Ann. F-11

Ann. F-12

Ann. F-13

Ann. F-14

Companies Act (Revised)

Company Limited by Shares

Amended and Restated

Articles of Association

of

ARYA Sciences Acquisition Corp IV
1	Definitions, interpretation and exclusion of Table A
Definitions
1.1	In these Articles, the following definitions apply:
Act means the Companies Act (Revised).
Articles means, as appropriate:
(a)	these Amended and Restated Articles of Association as amended from time to time: or
(b)	two or more particular Articles of these Articles;
and Article refers to a particular Article of these Articles.
Business Day means a day other than a public holiday in the place where the Company’s registered office is located, a Saturday or a Sunday.
Clear Days, in relation to a period of notice, means that period excluding:
(a)	the day when the notice is given or deemed to be given; and
(b)	the day for which it is given or on which it is to take effect.
Company means the above-named company.
Default Rate means 10% (ten per cent) per annum.
Electronic has the meaning given to that term in the Electronic Transactions Act (Revised).
Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised).
Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised).
Fully Paid and Paid Up:
(a)
in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth;

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth.
Islands means the British Overseas Territory of the Cayman Islands.
Member means any person or persons entered on the register of members from time to time as the holder of a Share.
Memorandum means the Amended and Restated Memorandum of Association of the Company as amended from time to time.
Officer means a person appointed to hold an office in the Company; and the expression includes a director, alternate director or liquidator, but does not include the Secretary.
Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote. The expression also includes a unanimous written resolution.
Ann. F-15

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary.
Share means a share in the share capital of the Company; and the expression:
(a)	includes stock (except where a distinction between shares and stock is expressed or implied); and
(b)	where the context permits, also includes a fraction of a share.
Special Resolution has the meaning given to that term in the Act; and the expression includes a unanimous written resolution.
Treasury Shares means Shares of the Company held in treasury pursuant to the Act and Article 2.12.
Interpretation
1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:
(a)	A reference in these Articles to a statute is a reference to a statute of the Islands as known by its short title, and includes:
(i)	any statutory modification, amendment or re-enactment; and
(ii)	any subordinate legislation or regulations issued under that statute.
Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.
(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.
(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.
(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.
(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.
(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.
(g)	All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.
(h)
The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.
Exclusion of Table A Articles
1.3
The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2	Shares
Power to issue Shares and options, with or without special rights
2.1
Subject to the provisions of the Act and the Articles about the redemption and purchase of the Company’s own Shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares of the Company to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Act.

Ann. F-16

2.2	Without limitation to the preceding Article, the directors may so deal with the unissued Shares of the Company:
(a)	either at a premium or at par;
(b)	with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.
Power to issue fractions of a Share
2.3
Subject to the Act, the Company may issue fractions of a Share of any class. A fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a Share of that class of Shares.

Power to pay commissions and brokerage fees
2.4	The Company may pay a commission to any person in consideration of that person:
(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or
(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional for any Shares in the Company. That commission may be satisfied by the payment of cash or the allotment of Fully Paid or partly-paid Shares or partly in one way and partly in another.
2.5	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.
Trusts not recognised
2.6	Except as required by law:
(a)	no person shall be recognised by the Company as holding any Share on any trust; and
(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.
Power to vary class rights
2.7
If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding two thirds of the issued Shares of that class consent in writing to the variation; or
(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.
2.8	For the purpose of paragraph (b) of the preceding Article, all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that:
(a)	the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class; and
(b)	any Member holding issued Shares of the class, present in person or by proxy or, in the case of a corporate Member, by its duly authorised representative, may demand a poll.
Effect of new Share issue on existing class rights
2.9
Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

Ann. F-17

Capital contributions without issue of further Shares
2.10
With the consent of a Member, the directors may accept a voluntary contribution to the capital of the Company from that Member without issuing Shares in consideration for that contribution. In that event, the contribution shall be dealt with in the following manner:

(a)	It shall be treated as if it were a share premium.
(b)	Unless the Member agrees otherwise:
(i)	if the Member holds Shares in a single class of Shares - it shall be credited to the share premium account for that class of Shares;
(ii)
if the Member holds Shares of more than one class - it shall be credited rateably to the share premium accounts for those classes of Shares (in the proportion that the sum of the issue prices for each class of Shares that the Member holds bears to the total issue prices for all classes of Shares that the Member holds).

(c)	It shall be subject to the provisions of the Act and these Articles applicable to share premiums.
No bearer Shares or warrants
2.11	The Company shall not issue Shares or warrants to bearers.
Treasury Shares
2.12	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:
(a)	the directors so determine prior to the purchase, redemption or surrender of those shares; and
(b)	the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.
Rights attaching to Treasury Shares and related matters
2.13
No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be made to the Company in respect of a Treasury Share.

2.14	The Company shall be entered in the Register as the holder of the Treasury Shares. However:
(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;
(b)
a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

2.15
Nothing in the preceding Article prevents an allotment of Shares as fully paid bonus shares in respect of a Treasury Share and Shares allotted as fully paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.16	Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the directors determine.
3	Share certificates
Issue of share certificates
3.1	Upon being entered in the register of members as the holder of a Share, a Member shall be entitled:
(a)
without payment, to one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

Ann. F-18

(b)	upon payment of such reasonable sum as the directors may determine for every certificate after the first, to several certificates each for one or more of that Member’s Shares.
3.2
Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid or partly paid up. A certificate may be executed under seal or executed in such other manner as the directors determine.

3.3
The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates
3.4	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:
(a)	evidence;
(b)	indemnity;
(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and
(d)	payment of a reasonable fee, if any, for issuing a replacement share certificate as the directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.
4	Lien on Shares
Nature and scope of lien
4.1
The Company has a first and paramount lien on all Shares (whether Fully Paid or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all moneys payable to the Company by the Member or the Member’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and
(b)	whether or not those moneys are presently payable.
4.2	At any time the directors may declare any Share to be wholly or partly exempt from the provisions of this Article.
Company may sell Shares to satisfy lien
4.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:
(a)	the sum in respect of which the lien exists is presently payable;
(b)
the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)	that sum is not paid within 14 Clear Days after that notice is deemed to be given under these Articles.
4.4	The Shares may be sold in such manner as the directors determine.
4.5	To the maximum extent permitted by law, the directors shall incur no personal liability to the Member concerned in respect of the sale.
Authority to execute instrument of transfer
4.6
To give effect to a sale, the directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee of the Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Ann. F-19

Consequences of sale of Shares to satisfy lien
4.7	On sale pursuant to the preceding Articles:
(a)	the name of the Member concerned shall be removed from the register of members as the holder of those Shares; and
(b)	that person shall deliver to the Company for cancellation the certificate for those Shares.
Despite this, that person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The directors may waive payment wholly or in part or enforce payment without any allowance for the value of the Shares at the time of sale or for any consideration received on their disposal.
Application of proceeds of sale
4.8
The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Shares have been sold:

(a)	if no certificate for the Shares was issued, at the date of the sale; or
(b)	if a certificate for the Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Shares before the sale.
5	Calls on Shares and forfeiture
Power to make calls and effect of calls
5.1
Subject to the terms of allotment, the directors may make calls on the Members in respect of any moneys unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

5.2
Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

5.3
A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made
5.4	A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.
Liability of joint holders
5.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.
Interest on unpaid calls
5.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:
(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or
Ann. F-20

(b)	if no rate is fixed, at the Default Rate.
The directors may waive payment of the interest wholly or in part.
Deemed calls
5.7
Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment
5.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.
Power to make different arrangements at time of issue of Shares
5.9	Subject to the terms of allotment, the directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.
Notice of default
5.10	If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:
(a)	the amount unpaid;
(b)	any interest which may have accrued;
(c)	any expenses which have been incurred by the Company due to that person’s default.
5.11	The notice shall state the following:
(a)	the place where payment is to be made; and
(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.
Forfeiture or surrender of Shares
5.12
If the notice under the preceding Article is not complied with, the directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the directors may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender
5.13
A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

Effect of forfeiture or surrender on former Member
5.14	On forfeiture or surrender:
(a)	the name of the Member concerned shall be removed from the register of members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and
(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.
Ann. F-21

5.15
Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and
(b)	interest from the date of forfeiture or surrender until payment:
(i)	at the rate of which interest was payable on those moneys before forfeiture; or
(ii)	if no interest was so payable, at the Default Rate.
The directors, however, may waive payment wholly or in part.
Evidence of forfeiture or surrender
5.16
A declaration, whether statutory or under oath, made by a director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a director or Secretary of the Company, and
(b)	that the particular Shares have been forfeited or surrendered on a particular date.
Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.
Sale of forfeited or surrendered Shares
5.17
Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

6	Transfer of Shares
Form of transfer
6.1
Subject to the following Articles about the transfer of Shares, a Member may transfer Shares to another person by completing an instrument of transfer, in a common form or in a form approved by the directors, executed:

(a)	where the Shares are Fully Paid, by or on behalf of that Member; and
(b)	where the Shares are partly paid, by or on behalf of that Member and the transferee.
Power to refuse registration
6.2
The directors may refuse to register the transfer of a Share to any person. They may do so in their absolute discretion, without giving any reason for their refusal, and irrespective of whether the Share is Fully Paid or the Company has no lien over it.

Notice of refusal to register
6.3
If the directors refuse to register a transfer of a Share, they must send notice of their refusal to the existing Member within two months after the date on which the transfer was lodged with the Company.

Power to suspend registration
6.4	The directors may suspend registration of the transfer of Shares at such times and for such periods, not exceeding 30 days in any calendar year, as they determine.
Fee, if any, payable for registration
6.5	If the directors so decide, the Company may charge a reasonable fee for the registration of any instrument of transfer or other document relating to the title to a Share.
Ann. F-22

Company may retain instrument of transfer
6.6
The Company shall be entitled to retain any instrument of transfer which is registered; but an instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

7	Transmission of Shares
Persons entitled on death of a Member
7.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:
(a)	where the deceased Member was a joint holder, the survivor or survivors; and
(b)	where the deceased Member was a sole holder, that Member’s personal representative or representatives.
7.2	Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.
Registration of transfer of a Share following death or bankruptcy
7.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:
(a)	to become the holder of the Share; or
(b)	to transfer the Share to another person.
7.4	That person must produce such evidence of his entitlement as the directors may properly require.
7.5
If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6	If the person elects to transfer the Share to another person then:
(a)	if the Share is Fully Paid, the transferor must execute an instrument of transfer; and
(b)	if the Share is partly paid, the transferor and the transferee must execute an instrument of transfer.
7.7	All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.
Indemnity
7.8
A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the directors against any loss or damage suffered by the Company or the directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy
7.9
A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares in the Company.

8	Alteration of capital
Increasing, consolidating, converting, dividing and cancelling share capital
8.1	To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:
(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;
(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;
Ann. F-23

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;
(d)
sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)
cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares
8.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the directors may on behalf of those Members:
(a)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); and
(b)	distribute the net proceeds in due proportion among those Members.
For that purpose, the directors may authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.
Reducing share capital
8.3	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.
9	Redemption and purchase of own Shares
Power to issue redeemable Shares and to purchase own Shares
9.1	Subject to the Act, and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its directors:
(a)
issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its directors determine before the issue of those Shares;

(b)
with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the directors determine at the time of such purchase.
The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.
Power to pay for redemption or purchase in cash or in specie
9.2
When making a payment in respect of the redemption or purchase of Shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares, or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Ann. F-24

Effect of redemption or purchase of a Share
9.3	Upon the date of redemption or purchase of a Share:
(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:
(i)	the price for the Share; and
(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;
(b)	the Member’s name shall be removed from the register of members with respect to the Share; and
(c)	the Share shall be cancelled or held as a Treasury Shares, as the directors may determine.
For the purpose of this Article, the date of redemption or purchase is the date when the redemption or purchase falls due.
10	Meetings of Members
Power to call meetings
10.1	The directors may call a general meeting at any time.
10.2
If there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, the directors must call a general meeting for the purpose of appointing additional directors.

10.3	The directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.
10.4	The requisition must be in writing and given by one or more Members who together hold at least 10% of the rights to vote at such general meeting.
10.5	The requisition must also:
(a)	specify the purpose of the meeting.
(b)
be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners.

(c)	be delivered in accordance with the notice provisions.
10.6
Should the directors fail to call a general meeting within 21 Clear Days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

10.7
Without limitation to the foregoing, if there are insufficient directors to constitute a quorum and the remaining directors are unable to agree on the appointment of additional directors, any one or more Members who together hold at least 10% of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional directors.

10.8	If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.
Content of notice
10.9	Notice of a general meeting shall specify each of the following:
(a)	the place, the date and the hour of the meeting;
(b)	if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting;
(c)	subject to paragraph (d), the general nature of the business to be transacted; and
(d)	if a resolution is proposed as a Special Resolution, the text of that resolution.
Ann. F-25

10.10	In each notice there shall appear with reasonable prominence the following statements:
(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and
(b)	that a proxyholder need not be a Member.
Period of notice
10.11
At least five Clear Days’ notice of a general meeting must be given to Members. But a meeting may be convened on shorter notice with the consent of the Member or Members who, individually or collectively, hold at least 90% of the voting rights of all those who have a right to vote at that meeting.

Persons entitled to receive notice
10.12	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:
(a)	the Members;
(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member; and
(c)	the directors.
Publication of notice on a website
10.13	Subject to the Act, a notice of a general meeting may be published on a website providing the recipient is given separate notice of:
(a)	the publication of the notice on the website;
(b)	the place on the website where the notice may be accessed;
(c)	how it may be accessed; and
(d)	the place, date and time of the general meeting.
10.14
If a Member notifies the Company that he is unable for any reason to access the website, the Company must as soon as practicable give notice of the meeting to that Member by any other means permitted by these Articles. But this will not affect when that Member is deemed to have received notice of the meeting.

Time a website notice is deemed to be given
10.15	A website notice is deemed to be given when the Member is given notice of its publication.
Required duration of publication on a website
10.16
Where the notice of meeting is published on a website, it shall continue to be published in the same place on that website from the date of the notification until the conclusion of the meeting to which the notice relates.

Accidental omission to give notice or non-receipt of notice
10.17	Proceedings at a meeting shall not be invalidated by the following:
(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or
(b)	non-receipt of notice of the meeting by any person entitled to notice.
10.18	In addition, where a notice of meeting is published on a website, proceedings at the meeting shall not be invalidated merely because it is accidentally published:
(a)	in a different place on the website; or
(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.
Ann. F-26

11	Proceedings at meetings of Members
Quorum
11.1	Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. A quorum is as follows:
(a)	if the Company has only one Member: that Member;
(b)	if the Company has more than one Member: two Members.
Lack of quorum
11.2	If a quorum is not present within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:
(a)	If the meeting was requisitioned by Members, it shall be cancelled.
(b)
In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy shall constitute a quorum.

Use of technology
11.3
A person may participate in a general meeting through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting.

Chairman
11.4
The chairman of a general meeting shall be the chairman of the board or such other director as the directors have nominated to chair board meetings in the absence of the chairman of the board. Absent any such person being present within 15 minutes of the time appointed for the meeting, the directors present shall elect one of their number to chair the meeting.

11.5
If no director is present within 15 minutes of the time appointed for the meeting, or if no director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a director to attend and speak
11.6	Even if a director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares in the Company.
Adjournment
11.7
The chairman may at any time adjourn a meeting with the consent of the Members constituting a quorum. The chairman must adjourn the meeting if so directed by the meeting. No business, however, can be transacted at an adjourned meeting other than business which might properly have been transacted at the original meeting.

11.8
Should a meeting be adjourned for more than seven Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least seven Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting
11.9
A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of the show of hands, a poll is duly demanded. A poll may be demanded:

(a)	by the chairman; or
(b)	by any Member or Members present who, individually or collectively, hold at least 10% of the voting rights of all those who have a right to vote on the resolution.
Ann. F-27

Outcome of vote by show of hands
11.10
Unless a poll is duly demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the outcome of a show of hands without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Withdrawal of demand for a poll
11.11
The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. The chairman shall announce any such withdrawal to the meeting and, unless another person forthwith demands a poll, any earlier show of hands on that resolution shall be treated as the vote on that resolution; if there has been no earlier show of hands, then the resolution shall be put to the vote of the meeting.

Taking of a poll
11.12	A poll demanded on the question of adjournment shall be taken immediately.
11.13
A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairman directs, not being more than 30 Clear Days after the poll was demanded.

11.14	The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.
11.15
A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held in more than place, the chairman may appoint scrutineers in more than place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman’s casting vote
11.16	If the votes on a resolution, whether on a show of hands or on a poll, are equal the chairman may if he wishes exercise a casting vote.
Amendments to resolutions
11.17	An Ordinary Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:
(a)
not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), notice of the proposed amendment is given to the Company in writing by a Member entitled to vote at that meeting; and

(b)	the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.
11.18	A Special Resolution to be proposed at a general meeting may be amended by Ordinary Resolution, if:
(a)	the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and
(b)	the amendment does not go beyond what the chairman considers is necessary to correct a grammatical or other non-substantive error in the resolution.
11.19	If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman’s error does not invalidate the vote on that resolution.
Ann. F-28

Written resolutions
11.20	Members may pass a resolution in writing without holding a meeting if the following conditions are met:
(a)	all Members entitled to vote are given notice of the resolution as if the same were being proposed at a meeting of Members;
(b)	all Members entitled so to vote :
(i)	sign a document; or
(ii)	sign several documents in the like form each signed by one or more of those Members; and
(c)
the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held.
11.21	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.
11.22
The directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

Sole-member company
11.23	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.
12	Voting rights of Members
Right to vote
12.1
Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting, whether on a show of hands or on a poll, and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares.

12.2	Members may vote in person or by proxy.
12.3
On a show of hands, every Member shall have one vote. For the avoidance of doubt, an individual who represents two or more Members, including a Member in that individual’s own right, that individual shall be entitled to a separate vote for each Member.

12.4	On a poll a Member shall have one vote for each Share he holds, unless any Share carries special voting rights.
12.5	A fraction of a Share shall entitle its holder to an equivalent fraction of one vote.
12.6	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.
Rights of joint holders
12.7
If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members
12.8	Save where otherwise provided, a corporate Member must act by a duly authorised representative.
Ann. F-29

12.9	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.
12.10	The authorisation may be for any period of time, and must be delivered to the Company not less than two hours before the commencement of the meeting at which it is first used.
12.11	The directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.
12.12	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.
12.13
A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the directors of the Company had actual notice of the revocation.

Member with mental disorder
12.14
A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Islands or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

12.15
For the purpose of the preceding Article, evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes
12.16
An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy
12.17	An instrument appointing a proxy shall be in any common form or in any other form approved by the directors.
12.18	The instrument must be in writing and signed in one of the following ways:
(a)	by the Member; or
(b)	by the Member’s authorised attorney; or
(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.
If the directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.
12.19	The directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.
12.20
A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with the Article above about signing proxies; but such revocation will not affect the validity of any acts carried out by the proxy before the directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered
12.21
Subject to the following Articles, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the directors) must be delivered so that it is received by the Company at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

Ann. F-30

(a)	In the case of an instrument in writing, it must be left at or sent by post:
(i)	to the registered office of the Company; or
(ii)	to such other place within the Islands specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.
(b)
If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or
(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or
(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.
12.22	Where a poll is taken:
(a)
if it is taken more than seven Clear Days after it is demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered as required under the preceding Article not less than 24 hours before the time appointed for the taking of the poll;

(b)
but if it to be taken within seven Clear Days after it was demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be e delivered as required under the preceding Article not less than two hours before the time appointed for the taking of the poll.

12.23	If the form of appointment of proxy is not delivered on time, it is invalid.
Voting by proxy
12.24
A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

13	Number of directors
Unless otherwise determined by Ordinary Resolution, the minimum number of directors shall be one and the maximum number shall be ten. There shall be no directors, however, until the first director is or the first directors are appointed by the subscriber or subscribers to the Memorandum.
14	Appointment, disqualification and removal of directors
First directors
14.1	The first directors shall be appointed in writing by the subscriber or subscribers to the Memorandum.
No age limit
14.2	There is no age limit for directors save that they must be aged at least 18 years.
Corporate directors
14.3
Unless prohibited by law, a body corporate may be a director. If a body corporate is a director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about directors’ meetings.

No shareholding qualification
14.4	Unless a shareholding qualification for directors is fixed by Ordinary Resolution, no director shall be required to own Shares as a condition of his appointment.
Ann. F-31

Appointment of directors
14.5	A director may be appointed by Ordinary Resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.
14.6
Notwithstanding the other provisions of these Articles, in any case where, as a result of death, the Company has no directors and no shareholders, the personal representatives of the last shareholder to have died have the power, by notice in writing to the Company, to appoint a person to be a director. For the purpose of this Article:

(a)	where two or more shareholders die in circumstances rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder;
(b)	if the last shareholder died leaving a will which disposes of that shareholder’s shares in the Company (whether by way of specific gift, as part of the residuary estate, or otherwise):
(i)	the expression personal representatives of the last shareholder means:
(A)
until a grant of probate in respect of that will has been obtained from the Grand Court of the Cayman Islands, all of the executors named in that will who are living at the time the power of appointment under this Article is exercised; and

(B)	after such grant of probate has been obtained, only such of those executors who have proved that will;
(ii)
without derogating from section 3(1) of the Succession Act (Revised), the executors named in that will may exercise the power of appointment under this Article without first obtaining a grant of probate.

14.7	A remaining director may appoint a director even though there is not a quorum of directors.
14.8	No appointment can cause the number of directors to exceed the maximum; and any such appointment shall be invalid.
Removal of directors
14.9	A director may be removed by Ordinary Resolution.
Resignation of directors
14.10
A director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.11	Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to the Company.
Termination of the office of director
14.12	A director’s office shall be terminated forthwith if:
(a)	he is prohibited by the law of the Islands from acting as a director; or
(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or
(c)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director; or
(d)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or
(e)	without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.
Ann. F-32

15	Alternate directors
Appointment and removal
15.1
Any director may appoint any other person, including another director, to act in his place as an alternate director. No appointment shall take effect until the director has given notice of the appointment to the other directors. Such notice must be given to each other director by either of the following methods:

(a)	by notice in writing in accordance with the notice provisions;
(b)
if the other director has an email address, by emailing to that address a scanned copy of the notice as a PDF attachment (the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the recipient in readable form. For the avoidance of doubt, the same email may be sent to the email address of more than one director (and to the email address of the Company pursuant to Article 15.4(c)).

15.2
Without limitation to the preceding Article, a director may appoint an alternate for a particular meeting by sending an email to his fellow directors informing them that they are to take such email as notice of such appointment for such meeting. Such appointment shall be effective without the need for a signed notice of appointment or the giving of notice to the Company in accordance with Article 15.4.

15.3
A director may revoke his appointment of an alternate at any time. No revocation shall take effect until the director has given notice of the revocation to the other directors. Such notice must be given by either of the methods specified in Article 15.1.

15.4	A notice of appointment or removal of an alternate director must also be given to the Company by any of the following methods:
(a)	by notice in writing in accordance with the notice provisions;
(b)
if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)
if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 30.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.
Notices
15.5	All notices of meetings of directors shall continue to be given to the appointing director and not to the alternate.
Rights of alternate director
15.6
An alternate director shall be entitled to attend and vote at any board meeting or meeting of a committee of the directors at which the appointing director is not personally present, and generally to perform all the functions of the appointing director in his absence.

15.7	For the avoidance of doubt:
(a)
if another director has been appointed an alternate director for one or more directors, he shall be entitled to a separate vote in his own right as a director and in right of each other director for whom he has been appointed an alternate; and

(b)
if a person other than a director has been appointed an alternate director for more than one director, he shall be entitled to a separate vote in right of each director for whom he has been appointed an alternate.

Ann. F-33

15.8	An alternate director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate director.
Appointment ceases when the appointor ceases to be a director
15.9	An alternate director shall cease to be an alternate director if the director who appointed him ceases to be a director.
Status of alternate director
15.10	An alternate director shall carry out all functions of the director who made the appointment.
15.11	Save where otherwise expressed, an alternate director shall be treated as a director under these Articles.
15.12	An alternate director is not the agent of the director appointing him.
15.13	An alternate director is not entitled to any remuneration for acting as alternate director.
Status of the director making the appointment
15.14	A director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.
16	Powers of directors
Powers of directors
16.1	Subject to the provisions of the Act, the Memorandum and these Articles, the business of the Company shall be managed by the directors who may for that purpose exercise all the powers of the Company.
16.2
No prior act of the directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may by Special Resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

Appointments to office
16.3	The directors may appoint a director:
(a)	as chairman of the board of directors;
(b)	as managing director;
(c)	to any other executive office
for such period and on such terms, including as to remuneration, as they think fit.
16.4	The appointee must consent in writing to holding that office.
16.5	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of directors.
16.6
If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the directors may nominate one of their number to act in place of the chairman should he ever not be available.

16.7	Subject to the provisions of the Act, the directors may also appoint any person, who need not be a director:
(a)	as Secretary; and
(b)	to any office that may be required
for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the directors decide.
16.8	The Secretary or Officer must consent in writing to holding that office.
16.9	A director, Secretary or other Officer of the Company may not the hold the office, or perform the services, of auditor.
Ann. F-34

Remuneration
16.10
Every director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at directors’ meetings.

16.11	A director’s remuneration shall be fixed by the Company by Ordinary Resolution. Unless that resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.
16.12
Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the director or to any other person connected to or related to him.

16.13
Unless his fellow directors determine otherwise, a director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information
16.14
The directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of members relating to a Member, (and they may authorise any director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or
(b)	such disclosure is in compliance with the rules of any stock exchange upon which the Company’s shares are listed; or
(c)	such disclosure is in accordance with any contract entered into by the Company; or
(d)	the directors are of the opinion such disclosure would assist or facilitate the Company’s operations.
17	Delegation of powers
Power to delegate any of the directors’ powers to a committee
17.1
The directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-directors so long as the majority of those persons are directors.

17.2	The delegation may be collateral with, or to the exclusion of, the directors’ own powers.
17.3
The delegation may be on such terms as the directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the directors at will.

17.4	Unless otherwise permitted by the directors, a committee must follow the procedures prescribed for the taking of decisions by directors.
Power to appoint an agent of the Company
17.5
The directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or
(b)	in any other manner they determine.
Power to appoint an attorney or authorised signatory of the Company
17.6	The directors may appoint any person, whether nominated directly or indirectly by the directors, to be the attorney or the authorised signatory of the Company. The appointment may be:
Ann. F-35

(a)	for any purpose;
(b)	with the powers, authorities and discretions;
(c)	for the period; and
(d)	subject to such conditions
as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under these Articles. The directors may do so by power of attorney or any other manner they think fit.
17.7
Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

Power to appoint a proxy
17.8
Any director may appoint any other person, including another director, to represent him at any meeting of the directors. If a director appoints a proxy, then for all purposes the presence or vote of the proxy shall be deemed to be that of the appointing director.

17.9	Articles 15.1 to 15.4 inclusive (relating to the appointment by directors of alternate directors) apply, mutatis mutandis, to the appointment of proxies by directors.
17.10	A proxy is an agent of the director appointing him and is not an officer of the Company.
18	Meetings of directors
Regulation of directors’ meetings
18.1	Subject to the provisions of these Articles, the directors may regulate their proceedings as they think fit.
Calling meetings
18.2	Any director may call a meeting of directors at any time. The Secretary, if any, must call a meeting of the directors if requested to do so by a director.
Notice of meetings
18.3	Every director shall be given notice of a meeting, although a director may waive retrospectively the requirement to be given notice. Notice may be oral.
Period of notice
18.4	At least five Clear Days’ notice of a meeting of directors must be given to directors. But a meeting may be convened on shorter notice with the consent of all directors.
Use of technology
18.5
A director may participate in a meeting of directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

18.6	A director participating in this way is deemed to be present in person at the meeting.
Place of meetings
18.7	If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.
Quorum
18.8	The quorum for the transaction of business at a meeting of directors shall be two unless the directors fix some other number or unless the Company has only one director.
Ann. F-36

Voting
18.9	A question which arises at a board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.
Validity
18.10
Anything done at a meeting of directors is unaffected by the fact that it is later discovered that any person was not properly appointed, or had ceased to be a director, or was otherwise not entitled to vote.

Recording of dissent
18.11	A director present at a meeting of directors shall be presumed to have assented to any action taken at that meeting unless:
(a)	his dissent is entered in the minutes of the meeting; or
(b)	he has filed with the meeting before it is concluded signed dissent from that action; or
(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.
A director who votes in favour of an action is not entitled to record his dissent to it.
Written resolutions
18.12	The directors may pass a resolution in writing without holding a meeting if all directors sign a document or sign several documents in the like form each signed by one or more of those directors.
18.13
Despite the foregoing, a resolution in writing signed by a validly appointed alternate director or by a validly appointed proxy need not also be signed by the appointing director. But if a written resolution is signed personally by the appointing director, it need not also be signed by his alternate or proxy.

18.14
Such written resolution shall be as effective as if it had been passed at a meeting of the directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last director signs.

Sole director’s minute
18.15	Where a sole director signs a minute recording his decision on a question, that record shall constitute the passing of a resolution in those terms.
19	Permissible directors’ interests and disclosure
Permissible interests subject to disclosure
19.1
Save as expressly permitted by these Articles or as set out below, a director may not have a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of the Company.

19.2
If, notwithstanding the prohibition in the preceding Article, a director discloses to his fellow directors the nature and extent of any material interest or duty in accordance with the next Article, he may:

(a)	be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested;
(b)
be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate.

19.3
Such disclosure may be made at a meeting at a meeting of the board or otherwise (and, if otherwise, it must be made in writing). The director must disclose the nature and extent of his direct or indirect interest in or duty in relation to a transaction or arrangement or series of transactions or arrangements with the Company or in which the Company has any material interest.

19.4	If a director has made disclosure in accordance with the preceding Article, then he shall not, by reason only
Ann. F-37

of his office, be accountable to the Company for any benefit that he derives from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.
Notification of interests
19.5	For the purposes of the preceding Articles:
(a)
a general notice that a director gives to the other directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified; and

(b)	an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.
19.6	A director shall not be treated as having an interest in a transaction or arrangement if he has no knowledge of that interest and it is unreasonable to expect the director to have that knowledge.
Voting where a director is interested in a matter
19.7
A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses any material interest pursuant to these Articles. The director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his vote shall be counted.

19.8
Where proposals are under consideration concerning the appointment of two or more directors to offices or employment with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his or her own appointment.

20	Minutes
The Company shall cause minutes to be made in books kept for the purpose in accordance with the Act.
21	Accounts and audit
Accounting and other records
21.1	The directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.
No automatic right of inspection
21.2	Members are only entitled to inspect the Company’s records if they are expressly entitled to do so by law, or by resolution made by the directors or passed by Ordinary Resolution.
Sending of accounts and reports
21.3
The Company’s accounts and associated directors’ report or auditor’s report that are required or permitted to be sent to any person pursuant to any law shall be treated as properly sent to that person if:

(a)	they are sent to that person in accordance with the notice provisions: or
(b)	they are published on a website providing that person is given separate notice of:
(i)	the fact that publication of the documents has been published on the website;
(ii)	the address of the website; and
(iii)	the place on the website where the documents may be accessed; and
(iv)	how they may be accessed.
Ann. F-38

21.4
If, for any reason, a person notifies the Company that he is unable to access the website, the Company must, as soon as practicable, send the documents to that person by any other means permitted by these Articles. This, however, will not affect when that person is taken to have received the documents under the next Article.

Time of receipt if documents are published on a website
21.5
Documents sent by being published on a website in accordance with the preceding two Articles are only treated as sent at least five Clear Days before the date of the meeting at which they are to be laid if:

(a)	the documents are published on the website throughout a period beginning at least five Clear Days before the date of the meeting and ending with the conclusion of the meeting; and
(b)	the person is given at least five Clear Days’ notice of the hearing.
Validity despite accidental error in publication on website
21.6	If, for the purpose of a meeting, documents are sent by being published on a website in accordance with the preceding Articles, the proceedings at that meeting are not invalidated merely because:
(a)	those documents are, by accident, published in a different place on the website to the place notified; or
(b)	they are published for part only of the period from the date of notification until the conclusion of that meeting.
When accounts are to be audited
21.7
Unless the directors or the Members, by Ordinary Resolution, so resolve or unless the Act so requires, the Company’s accounts will not be audited. If the Members so resolve, the Company’s accounts shall be audited in the manner determined by Ordinary Resolution. Alternatively, if the directors so resolve, they shall be audited in the manner they determine.

22	Financial year
Unless the directors otherwise specify, the financial year of the Company:
(a)	shall end on 31st December in the year of its incorporation and each following year; and
(b)	shall begin when it was incorporated and on 1st January each following year.
23	Record dates
Except to the extent of any conflicting rights attached to Shares, the directors may fix any time and date as the record date for declaring or paying a dividend or making or issuing an allotment of Shares. The record date may be before or after the date on which a dividend, allotment or issue is declared, paid or made.
24	Dividends
Declaration of dividends by Members
24.1
Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the directors.

Payment of interim dividends and declaration of final dividends by directors
24.2
The directors may pay interim dividends or declare final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

24.3	Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:
(a)	Upon determination to pay a dividend or dividends described as interim by the directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.
Ann. F-39

(b)
Upon declaration of a dividend or dividends described as final by the directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.
24.4	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:
(a)
If the share capital is divided into different classes, the directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)
The directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)
If the directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends
24.5
Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount paid up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off
24.6	The directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.
Power to pay other than in cash
24.7
If the directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;
(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and
(c)	vest some assets in trustees.
How payments may be made
24.8	A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:
(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or
(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.
24.9
For the purpose of paragraph (a) of the preceding Article, the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purpose of paragraph (b) of the preceding Article, subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

Ann. F-40

24.10
If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the Joint Holder of the Share who is named first on the register of members or to the registered address of the deceased or bankrupt holder, as the case may be; or
(b)	to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.
24.11	Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.
Dividends or other moneys not to bear interest in absence of special rights
24.12	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.
Dividends unable to be paid or unclaimed
24.13
If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

24.14	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.
25	Capitalisation of profits
Capitalisation of profits or of any share premium account or capital redemption reserve
25.1	The directors may resolve to capitalise:
(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or
(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.
The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:
(a)	by paying up the amounts unpaid on that Member’s Shares;
(b)
by issuing Fully Paid Shares, debentures or other securities of the Company to that Member or as that Member directs. The directors may resolve that any Shares issued to the Member in respect of partly paid Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain partly paid.

Applying an amount for the benefit of members
25.2
The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

25.3
Subject to the Act, if a fraction of a Share, a debenture, or other security is allocated to a Member, the directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

26	Share premium account
Directors to maintain share premium account
26.1
The directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Ann. F-41

Debits to share premium account
26.2	The following amounts shall be debited to any share premium account:
(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and
(b)	any other amount paid out of a share premium account as permitted by the Act.
26.3
Notwithstanding the preceding Article, on the redemption or purchase of a Share, the directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

27	Seal
Company seal
27.1	The Company may have a seal if the directors so determine.
Duplicate seal
27.2
Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used
27.3	A seal may only be used by the authority of the directors. Unless the directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:
(a)	by a director (or his alternate) and the Secretary; or
(b)	by a single director (or his alternate).
If no seal is adopted or used
27.4	If the directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:
(a)	by a director (or his alternate) and the Secretary; or
(b)	by a single director (or his alternate); or
(c)	in any other manner permitted by the Act.
Power to allow non-manual signatures and facsimile printing of seal
27.5	The directors may determine that either or both of the following applies:
(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;
(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.
Validity of execution
27.6
If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

Ann. F-42

28	Indemnity
Indemnity
28.1
To the extent permitted by law, the Company shall indemnify each existing or former Secretary, director (including alternate director), and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)
all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)
without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Islands or elsewhere.

No such existing or former Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.
28.2
To the extent permitted by law, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Secretary or Officer of the Company in respect of any matter identified in paragraph (a) or paragraph (b) of the preceding Article on condition that the Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Secretary or that Officer for those legal costs.

Release
28.3
To the extent permitted by law, the Company may by Special Resolution release any existing or former director (including alternate director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty.

Insurance
28.4
To the extent permitted by law, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the directors, other than liability arising out of that person’s own dishonesty:

(a)	an existing or former director (including alternate director), Secretary or Officer or auditor of:
(i)	the Company;
(ii)	a company which is or was a subsidiary of the Company;
(iii)	a company in which the Company has or had an interest (whether direct or indirect); and
(b)	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.
29	Notices
Form of notices
29.1	Save where these Articles provide otherwise, any notice to be given to or by any person pursuant to these Articles shall be:
(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or
(b)
subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.
Ann. F-43

Electronic communications
29.2
Without limitation to Articles 15.1 to 15.4 inclusive (relating to the appointment and removal by directors of alternate directors) and to Articles 17.8 to 17.10 inclusive (relating to the appointment by directors of proxies), a notice may only be given to the Company in an Electronic Record if:

(a)	the directors so resolve;
(b)	the resolution states how an Electronic Record may be given and, if applicable, specifies an email address for the Company; and
(c)	the terms of that resolution are notified to the Members for the time being and, if applicable, to those directors who were absent from the meeting at which the resolution was passed.
If the resolution is revoked or varied, the revocation or variation shall only become effective when its terms have been similarly notified.
29.3	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.
Persons authorised to give notices
29.4	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a director or company secretary of the Company or a Member.
Delivery of written notices
29.5
Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders
29.6	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of members.
Signatures
29.7	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.
29.8	An Electronic Record may be signed by an Electronic Signature.
Evidence of transmission
29.9
A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

29.10
A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

Giving notice to a deceased or bankrupt Member
29.11
A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

29.12	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.
Ann. F-44

Date of giving notices
29.13	A notice is given on the date identified in the following table.
Method for giving notices	When taken to be given
Personally	At the time and date of delivery
By leaving it at the member’s registered address	At the time and date it was left
If the recipient has an address within the Islands, by posting it by prepaid post to the street or postal address of that recipient	48 hours after it was posted
If the recipient has an address outside the Islands, by posting it by prepaid airmail to the street or postal address of that recipient	7 Clear Days after posting
By Electronic Record (other than publication on a website), to recipient’s Electronic address	Within 24 hours after it was sent
By publication on a website	See the Articles about the time when notice of a meeting of Members or accounts and reports, as the case may be, are published on a website
Saving provision
29.14	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of directors and written resolutions of Members.
30	Authentication of Electronic Records
Application of Articles
30.1
Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a director or other Officer of the Company, shall be deemed to be authentic if either Article 30.2 or Article 30.4 applies.

Authentication of documents sent by Members by Electronic means
30.2
An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and
(b)
the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 30.7 does not apply.
30.3
For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 30.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means
30.4
An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)
the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

Ann. F-45

(b)
the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 30.7 does not apply.
This Article applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.
30.5
For example, where a sole director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that director unless Article 30.7 applies.

Manner of signing
30.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.
Saving provision
30.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:
(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or
(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or
(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.
31	Transfer by way of continuation
31.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:
(a)	the Islands; or
(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.
31.2	To give effect to any resolution made pursuant to the preceding Article, the directors may cause the following:
(a)	an application be made to the Registrar of Companies to deregister the Company in the Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and
(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.
32	Winding up
Distribution of assets in specie
32.1
If the Company is wound up, the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)
to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members;

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.
Ann. F-46

No obligation to accept liability
32.2	No Member shall be compelled to accept any assets if an obligation attaches to them.
The directors are authorised to present a winding up petition
32.3
The directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

33	Amendment of Memorandum and Articles
Power to change name or amend Memorandum
33.1	Subject to the Act, the Company may, by Special Resolution:
(a)	change its name; or
(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.
Power to amend these Articles
33.2	Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.
Ann. F-47

Schedule 2
Merger Agreement
(Intentionally omitted - Please see Annex A)
Ann. F-48

Annex G
FORM OF SUBSCRIPTION AGREEMENT
ARYA Sciences Acquisition Corp IV
51 Astor Place, 10th Floor
New York, New York 10002
Ladies and Gentlemen:
This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and between Aja Holdco, Inc., a Delaware corporation and prior to the Closing Date (as defined below), a wholly owned subsidiary of ARYA (“ListCo”), ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), and the undersigned subscriber (the “Investor”), in connection with the Business Combination Agreement, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among ListCo, ARYA, Aja Merger Sub 1, a Cayman Islands exempted company and prior to the Closing Date, a wholly owned subsidiary of ListCo (“ARYA Merger Sub”), Aja Merger Sub 2, a Delaware corporation and prior to the Closing Date, a wholly owned subsidiary of ListCo (“Company Merger Sub”) and Adagio Medical, Inc., a Delaware corporation (the “Company”), pursuant to which, among other things, ARYA Merger Sub will merge with and into ARYA and Company Merger Sub will merge with and into the Company, with ARYA and the Company surviving the mergers and ARYA and the Company becoming wholly owned subsidiaries of ListCo, on the terms and subject to the conditions set forth in the Transaction Agreement (the “Transaction”).
In connection with the Transaction, ListCo is seeking commitments from interested investors to purchase in a private placement, contingent upon, and substantially concurrently with the closing of the Transaction, (i) shares (the “Shares”) of ListCo’s common stock, par value $0.0001 per share (the “Common Stock”), and (ii) warrants, each representing the right to purchase shares of Common Stock and to be represented by a warrant with the terms and conditions in the form attached hereto as Exhibit A (the “Warrant Agreement”) and which will be executed on the Closing Date (as defined below) (such warrants, the “Warrants” and together with the Shares, the “PIPE Securities”). On or about the date of this Subscription Agreement, the parties to this Subscription Agreement (other than the Investor) are entering into subscription agreements (the “Other Subscription Agreements,” and together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Investors,” and together with the Investor, the “Investors”). The shares of Common Stock underlying the Warrants are herein after referred to as the “Warrant Shares.” The aggregate purchase price to be paid by the Investor for the PIPE Securities is referred to herein as the “Subscription Amount” and shall be comprised of (i) an amount of cash (the “Additional Cash”) set forth on the signature page hereto and (ii) the contribution by the Investor to ListCo of (a) the Convertible Promissory Notes, dated April 4, 2023, June 30, 2023, July 31, 2023, August 31, 2023, September 29, 2023, and October 26, 2023, each issued by the Company to the Investor, and (b) the Convertible Promissory Notes, dated November 28, 2023, December 13, 2023, December 28, 2023 and January 29, 2024, each issued by the Company to the Investor (together, the “Company Convertible Notes”).
In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor, ARYA and ListCo acknowledges and agrees as follows:
1. Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from ListCo the number of PIPE Securities set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions set forth in this Subscription Agreement. The Investor acknowledges and agrees that ListCo reserves the right to accept or reject the Investor’s subscription for the PIPE Securities for any reason or for no reason, in whole or in part, at any time prior to its acceptance, and the same shall be deemed to be accepted by ListCo only when this Subscription Agreement is signed by a duly authorized person by or on behalf of ListCo; ListCo may do so in counterpart form. The Investor acknowledges and agrees that the PIPE Securities that will be purchased by the Investor and issued by ListCo on the terms and subject to the conditions set forth in this Subscription Agreement, or in the case of the Warrant Shares, on the terms and conditions set forth in each of the Warrant Agreement, shall be securities of a Delaware corporation (and not, for the avoidance of doubt, securities of ARYA, a Cayman Islands exempted company).
2. Closing. The closing of the sale, purchase and issuance of the PIPE Securities contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur
Ann. G-1

contingent upon, and substantially concurrent with the effectiveness of the Transaction (the date the Closing so occurs, the “Closing Date”). Upon delivery of written notice from (or on behalf of) ListCo to the Investor (the “Closing Notice”), that ListCo reasonably expects all conditions to the closing of the Transaction under the Transaction Agreement to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to ListCo, three (3) business days prior to the anticipated closing date specified in the Closing Notice, (i) the Additional Cash by wire transfer of United States dollars in immediately available funds to the account(s) specified by ListCo in the Closing Notice (which account shall not be an escrow account), and (ii) any other information that is reasonably requested in the Closing Notice in order for the PIPE Securities to be issued to the Investor, including, without limitation, the legal name of the person in whose name such securities are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable. On the Closing Date, the Company Convertible Notes shall be contributed by the Investor to ListCo, and in consideration for the Subscription Amount ListCo shall issue a number of PIPE Securities to the Investor set forth on the signature page to this Subscription Agreement and deliver a fully executed Warrant Agreement to the Investor, and subsequently cause the Shares to be registered in book entry form, free and clear of all liens (other than those arising under applicable securities laws), in the name of the Investor on ListCo’s share register; provided, however, that ListCo’s obligation to issue the PIPE Securities to the Investor is contingent upon ListCo having received the Additional Cash in full accordance with this Section 2. In the event the Closing does not occur within two (2) business days of the anticipated Closing Date specified in the Closing Notice, ListCo shall promptly (but not later than three (3) business days thereafter) return the Additional Cash to the Investor; provided that, unless this Subscription Agreement has been terminated pursuant to Section 9 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligation to purchase the PIPE Securities at the Closing upon the delivery by ListCo of a subsequent Closing Notice in accordance with this Section 2. In the event the Closing does not occur, the Company Convertible Notes shall be deemed not to have been contributed by the Investor to ListCo on the Closing Date and shall remain enforceable obligations against the Company in accordance with their terms. For purposes of this Subscription Agreement, “business day” shall mean any day other than a Saturday, Sunday or a day on which commercial banking institutions in New York, New York are authorized or required to close for business.
3. Closing Conditions.
a. The obligation of the parties hereto to consummate the sale, purchase and issuance of the PIPE Securities pursuant to this Subscription Agreement is subject to the following conditions:
(i) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise enjoining, restraining or prohibiting consummation of (x) the sale, purchase and issuance of the PIPE Securities pursuant to this Subscription Agreement or (y) the Transaction; and
(ii) (A) all conditions precedent to the closing of the Transaction set forth in Article 6 of the Transaction Agreement shall have been satisfied (which shall be deemed satisfied if mutually determined by the applicable parties to the Transaction Agreement and other than those conditions under the Transaction Agreement that, by their nature are to be satisfied in connection with the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the sale, purchase and issuance of the PIPE Securities pursuant to this Subscription Agreement or the Other Subscription Agreements) or waived by the applicable parties to the Transaction Agreement as provided therein and (B) the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing.
b. The obligation of ListCo to consummate the sale and issuance of the PIPE Securities pursuant to this Subscription Agreement shall be subject to the conditions (which may be waived in writing (email being sufficient) by ListCo with the prior written consent of ARYA (not to be unreasonably withheld, conditioned or delayed)) that (i) all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects at and as of the Closing Date (except for (i) those representations and warranties qualified by materiality, which shall be true and correct in all respects as of the Closing Date and (ii)
Ann. G-2

those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects (or, if qualified by materiality, in all respects) as of such specified earlier date) and (ii) all obligations, covenants and agreements of the Investor required to be performed by it at or prior to the Closing shall have been performed in all material respects.
c. The obligation of the Investor to consummate the purchase of the PIPE Securities pursuant to this Subscription Agreement shall be subject to the conditions (which may be waived in writing (email being sufficient) by the Investor) that (i) all representations and warranties of ListCo and ARYA contained in this Subscription Agreement shall be true and correct in all material respects at and as of the Closing Date (other than (A) representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects and (B) for those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects (or, if qualified by materiality, in all respects) as of such specified earlier date); (ii) ListCo and ARYA shall have performed, satisfied and complied in all material respects with all obligations, covenants, agreements and conditions required by the Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and (iii) the Shares acquired hereunder shall have been approved for listing by the Stock Exchange (as defined below).
4. Further Assurances. At or prior to the Closing, the parties hereto shall execute and deliver, or cause to be executed and delivered, such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.
5. ListCo Representations and Warranties. ListCo represents and warrants to the Investor that:
a. ListCo is duly incorporated and validly existing as a corporation in good standing under the laws of the State of Delaware. ListCo has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.
b. As of the Closing Date, the Shares, the Warrants and any Warrant Shares, will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement or the Warrant Agreement, as applicable, such Shares or Warrant Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under ListCo’s certificate of incorporation or bylaws (each, as amended on the Closing Date) or under the General Corporation Law of the State of Delaware or under any agreement or instrument to which ListCo is a party. As of the Closing Date, the Warrant Shares will have been duly reserved for issuance in an amount of duly authorized shares of Common Stock that is equal to the number of Warrant Shares issuable upon the initial exercise of the Warrants. ListCo shall keep such number of shares of Common Stock as necessary to satisfy the exercise of the Warrants at all times reserved for issuance until the earlier of the exercise of the Warrants in full or the expiration of the Warrants in accordance with their respective terms. The Warrant Shares issued upon the exercise of any Warrant will be validly issued, fully paid and non-assessable. On the Closing Date, the Warrant Agreement will be duly authorized, and when executed and delivered by ListCo, will constitute the valid and binding agreement of ListCo and will be enforceable against ListCo in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
c. This Subscription Agreement has been duly authorized, validly executed and delivered by ListCo and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor and ARYA, this Subscription Agreement is enforceable against ListCo in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
d. The sale and issuance of the PIPE Securities and the compliance by ListCo with all of the provisions of this Subscription Agreement and the Warrant Agreement, and the consummation of the transactions contemplated herein, including the issuance of the Warrant Shares, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or
Ann. G-3

imposition of any lien, charge or encumbrance upon any of the property or assets of ListCo or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which ListCo or any of its subsidiaries is a party or by which ListCo or any of its subsidiaries is bound or to which any of the property or assets of ListCo or any of its subsidiaries is subject that would reasonably be expected to have a material adverse effect on the validity of the PIPE Securities, including the Warrant Shares, or legal authority of ListCo to comply in all material respects with the terms of this Subscription Agreement, the Warrant Agreement or the Transaction (a “ListCo Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of ListCo; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over ListCo or any of its properties that would reasonably be expected to have a ListCo Material Adverse Effect.
e. As of the date of this Subscription Agreement, the authorized share capital of ListCo (excluding the PIPE Securities) consists of one thousand (1,000) shares of Common Stock and the issued share capital of ListCo consists of one (1) share of Common Stock, which (A) has been duly authorized, validly issued, fully paid and nonassessable, (B) has been issued in compliance with applicable law and (C) has not been issued in breach or violation of any preemptive rights or contract. Immediately following the Closing, all of the issued and outstanding shares of Common Stock shall (A) be, or have been duly authorized, validly issued, fully paid and nonassessable, (B) shall have been issued in compliance with applicable law and (C) not have been issued in breach or violation of any preemptive rights or contract. There are no shareholder agreements, voting trusts or other agreements or understandings to which ListCo is a party or by which it is bound relating to the voting of any securities of ListCo, other than (1) as set forth in the SEC Reports (as defined below) and (2) as contemplated by the Transaction Agreement. Except as set forth above and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from ListCo any equity interests in ListCo, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, ListCo has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated.
f. Assuming the accuracy of the representations and warranties of the Investor, ListCo is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by ListCo of this Subscription Agreement (including, without limitation, the issuance by ListCo of the PIPE Securities or any Warrant Shares), other than (i) filings with the U.S. Securities and Exchange Commission (the “SEC”), (ii) filings required by applicable state securities laws, (iii) filings required by Nasdaq, or such other applicable stock exchange on which ListCo’s common equity will be listed (the “Stock Exchange”), (iv) those required to consummate the Transaction as provided under the Transaction Agreement, and (v) those of which the failure to obtain would not be reasonably likely to have a ListCo Material Adverse Effect.
g. As of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of ListCo, threatened against ListCo by the Stock Exchange or the SEC, respectively, to prohibit the listing of the Shares and Warrant Shares, or the registration of, when issued in connection with the closing of the Transaction, the Shares and Warrant Shares under the Exchange Act of 1934, as amended (the “Exchange Act”).
h. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 7, no registration under the Securities Act of 1933, as amended (the “Securities Act”) is required for the offer and sale of the PIPE Securities by ListCo to the Investor hereunder. The PIPE Securities (i) were not offered to the Investor by any form of general solicitation or general advertising and (ii) are not being offered to the Investor in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
i. Except for such matters as have not had and would not be reasonably likely to have a ListCo Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of ListCo, threatened against ListCo or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against ListCo.
Ann. G-4

j. ListCo has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the PIPE Securities, and ListCo is not under any obligation to pay any broker’s fee or commission in connection with the sale of the PIPE Securities other than to the Placement Agent at Closing.
k. ListCo acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares and Warrant Shares may be pledged by Investor in connection with a bona fide margin agreement, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and the Investor effecting a pledge of the Shares and Warrant Shares, shall not be required to provide ListCo with any notice thereof; provided, however, that neither ListCo, ARYA, the Company or their respective counsels shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Shares and Warrant Shares are not subject to any contractual prohibition on pledging or lock up, the form of such acknowledgment to be subject to review and comment by ListCo in all respects.
l. Other than the Other Subscription Agreements, the Transaction Agreement and any other agreement contemplated by the Transaction Agreement, as of the date hereof, ListCo has not entered into any side letter or similar agreement with any Other Investor or any other investor in connection with such Other Investor’s or investor’s direct or indirect investment in ListCo (other than any side letter or similar agreement relating to the transfer to any investor of securities to be issued to the direct or indirect securityholders of the Company pursuant to the Transaction Agreement). Notwithstanding the foregoing, the parties acknowledge that ListCo may enter into additional subscription agreements after the date hereof; provided, however, that if any such agreement is with respect to equity financing, then any such agreement shall be on substantially the same terms and at an effective offering price no less than as provided for pursuant to this subscription Agreement. The Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement.
6. ARYA Representations and Warranties. ARYA represents and warrants to the Investor that:
a. ARYA has been duly incorporated and is validly existing as an exempted company under the laws of the Cayman Islands, in good standing under the laws of the Cayman Islands, with power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.
b. This Subscription Agreement has been duly authorized, validly executed and delivered by ARYA and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor and ListCo, this Subscription Agreement is enforceable against ARYA in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
c. As of the date hereof, the authorized share capital of ARYA consists of (i) 479,000,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B Shares” and together with the Class A Shares, the “ARYA Ordinary Shares”), and (iii) 1,000,000 preference shares, par value $0.0001 per share (the “Preference Shares”). As of the date of this Subscription Agreement, (i) no Preference Shares are issued and outstanding, (ii) 4,189,831 Class A Shares are issued and outstanding, and (iii) 3,737,500 Class B Shares are issued and outstanding. All issued and outstanding Class A Shares and Class B Shares are fully paid and nonassessable, as such term or similar concept may be applicable to a Cayman Islands exempted company, have been duly authorized and validly issued and issued in compliance with applicable law and have not been issued in breach or violation of any preemptive rights or contract. There are no shareholder agreements, voting trusts or other agreements or understandings to which ARYA is a party or by which it is bound relating to the voting of any securities of ARYA, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Transaction Agreement. Except as set forth above and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from ARYA any Class A Shares, Class B Shares or other equity interests
Ann. G-5

in ARYA, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, ARYA has no subsidiaries, other than ListCo, ARYA Merger Sub and Company Merger Sub, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated.
d. A copy of each form, report, statement, schedule, proxy and other document filed by ARYA with the SEC on or prior to the Closing Date (the “SEC Reports”) is available to the Investor (including via the SEC’s EDGAR system). ARYA has timely filed the SEC Reports with the SEC through the date hereof (after giving effect to any applicable grace period). As of their respective filing dates all SEC Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Reports. None of the SEC Reports filed under the Exchange Act (except to the extent that information contained in any SEC Report has been superseded by a later timely filed SEC Report) contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of ARYA included in the SEC Reports, as applicable, comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing, or, if amended, as of the date of such amendment, and fairly present in all material respects the financial position of ARYA as of and for the dates thereof and the results of operations and cash flows for the periods presented, subject to (i) in the case of unaudited statements, to normal, year-end audit adjustments, and such consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”) (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by GAAP), and (ii) changes to historical accounting policies of ARYA in connection with any order, directive, guideline, comment or recommendation from the SEC that is applicable to ARYA. There are no outstanding or unresolved comments in comment letters from the staff of the SEC with respect to any of the SEC Reports. For the avoidance of doubt, any restatement of the financial statements of ARYA and any amendments to previously filed SEC Reports or delays in filing SEC Reports, in connection with any guidance from the SEC following the date of this Subscription Agreement, shall not be deemed to constitute a breach of this Section 6(d). Additionally, for avoidance of doubt, any amendment or modification of any SEC Report (or any agreement filed as an exhibit to any SEC Report) from its initial filing date in a subsequent filing shall not be deemed to constitute a breach of this Section 6(d).
e. The sale and issuance of the PIPE Securities and the compliance by ARYA with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein, including the issuance of the Warrant Shares, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of ARYA or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which ARYA or any of its subsidiaries is a party or by which ARYA or any of its subsidiaries is bound or to which any of the property or assets of ARYA or any of its subsidiaries is subject that would reasonably be expected to materially affect or legal authority of ARYA to comply in all material respects with the terms of this Subscription Agreement or the Transaction (an “ARYA Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of ARYA; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over ARYA or any of its properties that would reasonably be expected to have an ARYA Material Adverse Effect.
f. Assuming the accuracy of the representations and warranties of the Investor, ARYA is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by ARYA of this Subscription Agreement (including, without limitation, the issuance by ListCo of the PIPE Securities or any Warrant Shares), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) filings required by the Stock Exchange, (iv) those required to consummate the Transaction as provided under the Transaction Agreement, and (v) those of which the failure to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.
Ann. G-6

g. Other than the Placement Agent, ARYA has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the PIPE Securities, and ARYA is not under any obligation to pay any broker’s fee or commission in connection with the sale of the PIPE Securities other than to the Placement Agent.
h. Other than the Other Subscription Agreements, the Transaction Agreement and any other agreement contemplated by the Transaction Agreement, ARYA has not entered into any side letter or similar agreement with any Other Investor or any other investor in connection with such Other Investor’s or investor’s direct or indirect investment in ARYA (other than any side letter or similar agreement relating to the transfer to any investor of securities to be issued to the direct or indirect securityholders of the Company pursuant to the Transaction Agreement). The Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement.
i. The issued and outstanding Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Stock Exchange. Except for such matters as have not had and would not be reasonably likely to have a Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of ARYA, threatened against ARYA or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against ARYA.
7. Investor Representations and Warranties. The Investor represents and warrants to ListCo and ARYA that:
a. The Investor, or each of the funds managed by or affiliated with the Investor for which the Investor is acting as nominee, as applicable, (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) of Regulation D under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A hereto, (ii) is acquiring the PIPE Securities only for its own account and not for the account of others, or if the Investor is subscribing for the PIPE Securities as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), and the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the PIPE Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or any securities laws of the United States or any other jurisdiction. The Investor shall provide the requested information set forth on Schedule A following the signature page hereto and the information contained therein is accurate and complete. The Investor is not an entity formed for the specific purpose of acquiring the PIPE Securities. The term “affiliate” or “affiliated” as used in this Subscription Agreement shall mean, with respect to any individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity, or governmental entity (a “person”), any other person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person. The term “control” as used in this Subscription Agreement shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
b. The Investor acknowledges and agrees that the PIPE Securities and Warrant Shares, are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the offer and sale of the PIPE Securities and Warrant Shares have not been registered under the Securities Act or any other applicable securities laws. The Investor acknowledges and agrees that the PIPE Securities and Warrant Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to ListCo or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any book entries representing the PIPE Securities and Warrant Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the PIPE Securities and Warrant Shares will be subject to transfer restrictions and, as a result of these transfer
Ann. G-7

restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the PIPE Securities or Warrant Shares and may be required to bear the financial risk of an investment in the PIPE Securities and Warrant Shares for an indefinite period of time. The Investor acknowledges and agrees that the PIPE Securities and Warrant Shares will not immediately be eligible for offer, resale, transfer or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”). The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge, transfer or disposition of any of the PIPE Securities or Warrant Shares.
c. The Investor acknowledges and agrees that the Investor is purchasing the PIPE Securities directly from ListCo. The Investor further acknowledges that there have not been, and the Investor hereby agrees that it is not relying on, representations, warranties, covenants and agreements made to the Investor by or on behalf of ListCo, ARYA, the Company, Jefferies LLC (Jefferies LLC and any of its respective affiliates, the “Placement Agent”), any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of ListCo expressly set forth in Section 5 and ARYA expressly set forth in Section 6 of this Subscription Agreement.
d. The Investor’s acquisition and holding of the PIPE Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.
e. The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the PIPE Securities including, without limitation, with respect to ARYA, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that it has reviewed the SEC Reports. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and the Investor’s professional advisor(s), if any, deemed necessary to make an investment decision with respect to the PIPE Securities.
f. The Investor became aware of this offering of the PIPE Securities solely by means of direct contact between the Investor, ARYA, ListCo or the Company or a representative of ARYA, ListCo or the Company, and the PIPE Securities were offered to the Investor solely by direct contact between the Investor and ARYA, ListCo or the Company or a representative of ListCo, ARYA or the Company. The Investor did not become aware of this offering of the PIPE Securities, nor were the PIPE Securities offered to the Investor, by any other means and none of ListCo, ARYA, the Company, the Placement Agent or their respective representatives or any person acting on behalf of any of them acted as investment advisor, broker or dealer to the Investor. The Investor acknowledges that the PIPE Securities (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, ListCo, ARYA, the Company, the Placement Agent, any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of ListCo and ARYA contained in Section 5 and Section 6 of this Subscription Agreement, in making its investment or decision to invest in ListCo.
g. The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the PIPE Securities, including, without limitation, those set forth in the SEC Reports. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the PIPE Securities, and the Investor has had an opportunity to seek, and has sought such accounting, legal, business and tax advice as the Investor has considered necessary to make an informed investment decision and the Investor has made its own assessment and satisfied itself concerning relevant tax and other economic considerations relative to its purchase of the PIPE Securities. The Investor (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the PIPE Securities. The Investor
Ann. G-8

understands and acknowledges that the purchase and sale of the PIPE Securities hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b). The Investor will not look to the Placement Agent for all or part of any such loss or losses the Investor may suffer, is able to sustain a complete loss on its investment in the PIPE Securities, has no need for liquidity with respect to its investment in the PIPE Securities and has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the PIPE Securities.
h. Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the PIPE Securities and determined that the PIPE Securities are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in ListCo. The Investor acknowledges specifically that a possibility of total loss exists.
i. In making its decision to purchase the PIPE Securities, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of the Placement Agent or any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning ListCo, the Company, the Transaction, the Transaction Agreement, this Subscription Agreement, the Warrant Agreement or the transactions contemplated hereby or thereby, the PIPE Securities or the offer and sale of the PIPE Securities.
j. The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the PIPE Securities or made any findings or determination as to the fairness of this investment.
k. The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.
l. The execution, delivery and performance by the Investor of this Subscription Agreement and the transactions contemplated herein are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not conflict with or violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. (A) The signature on this Subscription Agreement is genuine, (B) the signatory of this Subscription Agreement, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, (C) this Subscription Agreement has been duly executed and delivered by the Investor or the investment advisor to which the Investor has delegated decision making authority over investments and (D) this Subscription Agreement constitutes, assuming that the Subscription Agreement and the Warrant Agreement constitute the valid and binding agreement of ARYA and ListCo, a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
m. The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC Lists; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of Cuba, Iran, North Korea, Russia, Syria, the Crimea, Donetsk or Luhansk regions of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets
Ann. G-9

Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including, without limitation, the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the PIPE Securities and any Warrant Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.
n. The Investor acknowledges that no disclosure or offering document has been prepared by the Placement Agent in connection with the offer and sale of the PIPE Securities.
o. The Investor acknowledges that neither the Placement Agent, nor any of its respective affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to ListCo, ARYA, the Company or its subsidiaries or any of their respective businesses, or the PIPE Securities or the accuracy, completeness or adequacy of any information supplied to the Investor by ListCo, ARYA or the Company, as applicable.
p. The Investor has or has commitments to have and, when required to deliver payment to ListCo pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the sale, purchase and issuance of the PIPE Securities pursuant to this Subscription Agreement.
q. The Investor does not have, as of the date hereof, and during the thirty (30) day period immediately prior to the date hereof such Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of ARYA. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the PIPE Securities covered by this Subscription Agreement.
r. The Investor is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of ARYA (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than a group consisting solely of the Investor and its affiliates.
s. The Investor acknowledges and agrees that the Placement Agent (a) is acting solely in its capacity as placement agent with respect to the issuance and sale of the PIPE Securities pursuant to this Subscription Agreement and the Other Subscription Agreements, is not acting as an underwriter, initial purchaser, dealer, financial advisor, fiduciary or in any other capacity and is not and shall not be construed as a fiduciary to the Investor, ListCo, ARYA or any other person or entity in connection with this offering of the PIPE Securities or the Transaction; (b) has not made and will not make any representation or warranty, whether express or implied, of any kind or character to the Investor and has not provided any advice or recommendation in connection with this offering of the PIPE Securities or the Transaction; (c) will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the offering of the PIPE Securities, the Transaction or any of the documents furnished pursuant thereto or in connection therewith or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning ListCo, this offering of PIPE Securities, or the Transaction.
t. The Investor acknowledges and is aware that the Placement Agent is acting as ListCo’s and ARYA’s placement agent and Jefferies LLC is acting as capital markets advisor to ARYA.
Ann. G-10

u. The Investor acknowledges and agrees that no Placement Agent shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Investor, ListCo, ARYA or any other person or entity), whether in contract, tort or otherwise, to the Investor, or to any person claiming through the Investor, in respect of this offering of the PIPE Securities or the Transaction.
v. The Investor has been the owner of the Company Convertible Notes continuously since their issuance and has good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, adverse claims, rights or proxies.
8. Registration Rights.
a. The Investor, ListCo and ARYA hereby acknowledge and agree that the Shares and Warrant Shares (such securities, the “PIPE Registrable Securities”) acquired by the Investor hereunder shall in all respects be subject to the terms and conditions of the Investor Rights Agreement (as defined in the Transaction Agreement) and, for all purposes of the Investor Rights Agreement, shall constitute Registrable Securities (as defined in the Investor Rights Agreement), and Investor shall be a party to such agreement as a “Perceptive Holder.”
9. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) ListCo’s notification to the Investor in writing that it has, with the written consent of the Company, abandoned its plans to move forward with the Transaction and/or terminated the Investor’s obligations with respect to the subscription without the delivery of the Shares having occurred, and (d) the delivery of a notice of termination of this Subscription Agreement by the Investor to ListCo and ARYA on the Termination Date (as defined in the Transaction Agreement, and such thirtieth calendar day, the “Outside Date”), if the Closing has not occurred by the Termination Date (provided, that the right to terminate this Subscription Agreement pursuant to this clause (d) shall not be available to the Investor if the Investor’s breach of any of its covenants or obligations under this Subscription Agreement (or if an affiliate of the Investor is an Other Investor, and such Other Investor’s breach of any of its covenants or obligations under an Other Subscription Agreement), either individually or in the aggregate, shall have proximately caused the failure of the consummation of the Transaction on or before the Termination Date) (the termination events described in clauses (a)–(d) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful and material breach of any covenant, agreement, obligation, representation or warranty hereunder prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful and material breach. ListCo shall notify the Investor of the termination of the Transaction Agreement as promptly as practicable after the termination of the Transaction Agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to ListCo in connection herewith shall promptly (and in any event within one (1) business day) following the Termination Event be returned to the Investor.
10. Trust Account Waiver. The Investor acknowledges that ARYA is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving ARYA and one or more businesses or assets. The Investor further acknowledges that, as described in ARYA’s final prospectus relating to its initial public offering dated February 25, 2021 (the “Final Prospectus”) available at www.sec.gov, substantially all of ARYA’s assets consist of the cash proceeds of ARYA’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of ARYA, its public shareholders and the underwriters of ARYA’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to ARYA to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Final Prospectus. For and in consideration of ARYA entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor, on behalf of itself and its representatives, hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account (or distributions therefrom to ARYA’s public shareholders or to the underwriters of ARYA’s initial public offering in respect of their deferred underwriting commissions held in the Trust Account), and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement or the transactions contemplated hereby regardless of whether such claim arises based on contract, tort,
Ann. G-11

equity or any other theory of legal liability; provided, however, that nothing in this Section 10 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of publicly traded Class A Shares acquired in an open market transaction, pursuant to a validly exercised redemption right with respect to any such Class A Shares, in accordance with ARYA’s Amended and Restated Memorandum and Articles of Association, as amended in connection with the shareholder meeting of ARYA on February 28, 2023 and as may be subsequently amended from time to time, and the Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and ARYA, dated March 2, 2021, except to the extent that the Investor has otherwise agreed in writing with ListCo, ARYA, the Company or any of their respective affiliates to not exercise such redemption right.
11. Tax Matters. The parties to this Subscription Agreement intend that the Transaction and the issuance of the PIPE Securities pursuant to this Subscription Agreement and certain Other Subscription Agreements shall collectively be treated as an integrated transaction qualifying under Section 351(a) of the Code. Following the Closing, the Investor shall determine and notify ListCo of the value of the PIPE Securities issued pursuant to this Subscription Agreement and such value shall be utilized for purposes of valuing any PIPE Securities issued pursuant to any Other Subscription Agreement. Each party shall (and shall cause its respective affiliates to) prepare and file all tax returns consistent with, and take no position inconsistent with (whether in audits, tax returns or otherwise), this Section 11 (including with respect to the value of any of the PIPE Securities) unless otherwise required to do so pursuant to a final determination within the meaning of Section 1313 of the Code.
12. Miscellaneous.
a. Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the PIPE Securities acquired hereunder and the rights set forth in Section 8 solely in connection with a transfer of such PIPE Securities (other than a transfer in connection with a sale pursuant to either an effective registration statement or under Rule 144), if any) may be transferred or assigned. Notwithstanding the foregoing, after notifying ListCo, Investor may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Investor) or, with the Company’s prior written consent, to another person, provided that no such assignment shall relieve Investor of its obligations hereunder if any such assignee fails to perform such obligations. Further, the Investor has the option to reduce the Additional Cash set forth on the signature page hereto with the gross proceeds (notwithstanding any fees netted therefrom) from any financing or commitment for financing for which, in either case, the proceeds of such financing are available to the Company, ARYA or ListCo, as applicable, on or prior to the Transaction Closing Date (any such financing, an “Additional Financing”) prior to the Closing, whether in the form of equity, debt or convertible debt, other than pursuant to the financing agreements entered into by ARYA or ListCo on the date hereof; provided that such reduction of the Additional Cash may not exceed $1,070,575.10. To the extent that the gross proceeds of any Additional Financing reduce the Additional Cash set forth on the signature page hereto, the number of Warrants and the Sponsor Promote Allocation Shares subscribed for by the Investor shall each be reduced in proportion to the amount by which the Additional Cash is reduced. The Investor agrees that to the extent the gross proceeds of any Additional Financing is applied at the option of the Investor as set forth in Section 3.1 of the Note Purchase Agreement, dated February 13, 2024, by and between the Investor, the Company and ListCo, then such Additional Cash may not also be used to reduce the Additional Cash set forth on the signature page hereto.
b. ListCo may request from the Investor such additional information as ListCo may deem necessary to register the resale of the PIPE Registrable Securities and evaluate the eligibility of the Investor to acquire the PIPE Securities, and the Investor shall provide any such information as may be reasonably requested. Without limiting the generality of the foregoing or any other covenants or agreements in this Subscription Agreement, the Investor acknowledges that ListCo and ARYA may file a copy of this Subscription Agreement and the Warrant Agreement with the SEC as an exhibit to a periodic report or a registration statement of ListCo or ARYA.
c. The Investor acknowledges that ListCo, ARYA, the Company, the Placement Agent and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement, including Schedule A hereto. Prior to the Closing, the Investor agrees to promptly notify ListCo, ARYA, the Company and the Placement Agent in writing if any of the acknowledgments, understandings, agreements, representations or warranties set forth in Section 7 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in
Ann. G-12

which case the Investor shall notify ListCo, ARYA, the Company and the Placement Agent if they are no longer accurate in any respect). The Investor acknowledges and agrees that each purchase by the Investor of PIPE Securities from ListCo will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein by the Investor as of the time of such purchase.
d. The Investor agrees that, from the date hereof until the Closing or the earlier termination of this Subscription Agreement, none of the Investor or any person or entity acting on behalf of the Investor or pursuant to any understanding with the Investor will engage in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or similar instrument, including without limitation equity repurchase agreements and securities lending arrangements, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale, loan, pledge or other disposition or transfer (whether by the Investor or any other person), in each case, solely to the extent it has the same economic effect as a “short sale” (as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act), of any economic consequences of ownership (excluding, for the avoidance of doubt, any consequences resulting solely from foreign exchange fluctuations), in whole or in part, directly or indirectly, physically or synthetically, of any PIPE Securities or any securities of ARYA prior to the Closing, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of securities of ARYA, in cash or otherwise, or to publicly disclose the intention to undertake any of the foregoing; provided, however, that the provisions of this Section 12(d) shall not apply to long sales (including sales of securities held by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates prior to the date hereof and securities purchased by the Investor in the open market after the date hereof) other than those effectuated through derivative transactions and similar instruments. Notwithstanding the foregoing, nothing in this Section 12(d) (i) shall prohibit any entities under common management with the Investor that have no knowledge (constructive or otherwise) of this Subscription Agreement or of Investor’s participation in the transactions contemplated hereby from entering into any of the transactions set forth in the first sentence of this Section 12(d); and (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers or desks manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, this Section 12(d) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the PIPE Securities covered by this Subscription Agreement.
e. ListCo, ARYA and the Placement Agent are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 12(e) shall not give the Placement Agent any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of ListCo or ARYA set forth in this Subscription Agreement.
f. All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
g. This Subscription Agreement may not be terminated other than pursuant to the terms of Section 9 above. The provisions of this Subscription Agreement may not be modified, amended or waived except by an instrument in writing, signed by each of the parties hereto; provided, however, that no modification, amendment or waiver by ListCo of the provisions of this Subscription Agreement shall be effective without the prior written consent of ARYA (other than modifications, amendments or waivers that are solely ministerial in nature or otherwise immaterial and, in each case, do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of either party hereto in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
h. This Subscription Agreement (including, without limitation, the schedule hereto and the Warrant Agreement attached hereto) constitutes the entire agreement, and supersedes all other prior agreements,
Ann. G-13

understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 3(b), Section 7, Section 9, Section 12(c), Section 12(e), Section 12(g), this Section 12(h) and the last sentence of Section 12(l) with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.
i. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
j. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
k. This Subscription Agreement may be executed and delivered in one or more counterparts (including, without limitation, by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
l. The parties hereto acknowledge and agree that irreparable damage would occur if any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to seek to specifically enforce the Investor’s obligations to fund the Additional Cash, ListCo’s obligations under this Subscription Agreement and the provisions of the Subscription Agreement of which the Company is an express third party beneficiary, in each case, on the terms and subject to the conditions set forth herein.
m. Any notice or communication required or permitted hereunder to be given to the Investor shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice given hereunder:
(i)	if to the Investor, to such address or addresses set forth on the signature page hereto;

(ii)	if to ARYA or ListCo, to:

c/o ARYA Sciences Acquisition Corp IV
51 Astor Place, 10th Floor
New York, NY 10003
	Attention:	Michael Altman
Konstantin Poukalov
	E-mail:	Michael@perceptivelife.com
Konstantin@perceptivelife.com

Ann. G-14

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attn:	Peter Seligson
Mathieu Kohmann
Email:	peter.seligson@kirkland.com
mathieu.kohmann@kirkland.com
n. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF) AS TO ALL MATTERS (INCLUDING ANY ACTION, SUIT, LITIGATION, ARBITRATION, MEDIATION, CLAIM, CHARGE, COMPLAINT, INQUIRY, PROCEEDING, HEARING, AUDIT, INVESTIGATION OR REVIEWS BY OR BEFORE ANY GOVERNMENTAL ENTITY RELATED HERETO), INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE CHANCERY COURT OF THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 12(N) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.
EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY
Ann. G-15

HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 12(N).
o. The Investor hereby acknowledges that the Placement Agent and/or its respective affiliates may now or in the future own securities of ARYA and/or purchase securities in the Transaction.
13. Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agent, any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of ListCo expressly contained in Section 5 and ARYA expressly contained in Section 6 of this Subscription Agreement, in making its investment or decision to invest in ListCo. The Investor acknowledges and agrees that none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the PIPE Securities (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agent, its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, or (iii) any other party to the Transaction Agreement or any Non-Party Affiliate, shall have any liability to the Investor, or to any other investor, pursuant to, arising out of or relating to this Subscription Agreement or any other subscription agreement related to the private placement of the PIPE Securities, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the PIPE Securities or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by ListCo, ARYA, the Company, the Placement Agent or any Non-Party Affiliate concerning ListCo, ARYA, the Company, the Placement Agent, any of its respective controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of ListCo, ARYA, the Company, the Placement Agent or any of ListCo’s, ARYA’s, the Company’s or the Placement Agent’s respective controlled affiliates or any family member of the foregoing.
15. Several Obligations. The obligations of the Investor and each Other Investor in connection with the private placement are several and not joint, and Investor shall not be responsible in any way for the performance of the obligations of any Other Investor in connection with the private placement. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Investor or any Other Investor pursuant hereto or thereto, shall be deemed to constitute the Investor and Other Investor as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and Other Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby.
[SIGNATURE PAGES FOLLOW]
Ann. G-16

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.
Name of Investor: PERCEPTIVE LIFE SCIENCES MASTER FUND LTD		State/Country of Formation or Domicile: Cayman Islands

By:
Name:	Joseph Edelman
Title:	Authorized Signatory

Name in which PIPE Securities are to be registered (if different): N/A		Date:	February 13, 2024

Investor’s EIN/SSN (as applicable): [***]

Business Address-Street: 51 Astor Place, 10th Floor		Mailing Address-Street (if different): N/A

City, State, Zip: New York, New York 10003		City, State, Zip: N/A

Attn: [***]		Attn:

Telephone No.: [***]		Telephone No.: N/A
Facsimile No.: N/A		Facsimile No.: N/A

Email:	[***]	Email:	N/A
Number of Shares subscribed for: A number equal to (A) the product of (a) 120% and (b) the quotient obtained by dividing (i) the sum of the amount of principal on the Company Convertible Notes that is outstanding as of the date that is three (3) business days prior to the Closing Date and the Additional Cash by (ii) Per Share Subscription Amount set forth below (such product, the “Base Subscription Share Amount”), plus (B) the quotient obtained by dividing (i) the amount of any interest on the Company Convertible Notes that is accrued and unpaid as of the date that is three (3) business days prior to the Closing Date by (ii) the Per Share Subscription Amount set forth below, plus (C) the number of Sponsor Promote Allocation Shares (as defined below).1
Sponsor Promote Allocation Shares: 690,458 (such number of shares, the “Sponsor Promote Allocation Shares”)
Number of Warrants subscribed for: A number of Warrants equal to the Base Subscription Share Amount.2
Per Share Subscription Amount: $10.00 (such amount, the “Per Share Subscription Amount”)
Additional Cash: $8,070,575.10 (which amount will be increased by any capacity that remains undrawn under the Company Convertible Notes at Closing)
You must pay the Additional Cash by wire transfer of United States dollars in immediately available funds to the account specified by ListCo in the Closing Notice.
[1]
For the avoidance of doubt, the number of Shares subscribed for by the Investor shall be yielded by the following calculation: X = (1.2*(B+C)/D) + (E/D) + F, whereby: X is the number of Shares subscribed for by the Investor; B is the amount of principal on the Company Convertible Notes that is outstanding as of the date that is three (3) business days prior to the Closing Date; C is the Additional Cash; D is the Per Share Subscription Amount; E is the amount of any interest on the Company Convertible Notes that is accrued and unpaid as of the date that is three (3) business days prior to the Closing Date; and F is the number of Sponsor Promote Allocation Shares.

[2]
For the avoidance of doubt, the number of Warrants subscribed for by the Investor shall be yielded by the following calculation: Z = 1.2*(B+C)/D, whereby: Z is the number of Warrants subscribed for by the Investor; B is the amount of principal on the Company Convertible Notes that is outstanding as of the date that is three (3) business days prior to the Closing Date; C is the Additional Cash; and D is the Per Share Subscription Amount.

Ann. G-17

IN WITNESS WHEREOF, ListCo and ARYA have accepted this Subscription Agreement as of the date set forth below.
AJA HOLDCO, INC.

By:
Name:	Michael Altman
Title:	Authorized Signatory

ARYA SCIENCES ACQUISITION CORP IV

By:
Name:	Michael Altman
Title:	Chief Financial Officer
Date: February 13, 2024
Ann. G-18

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR
This Schedule must be completed by Investor and forms a part of the Subscription Agreement to which it is attached. Capitalized terms used and not otherwise defined in this Schedule have the meanings given to them in the Subscription Agreement. The Investor must check the applicable box in either Section A, Section B or Section C below.
A.	QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):
☒	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).
** OR **
B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):
1.
☒ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box below indicating the provision under which we qualify as an “accredited investor.”

2.	☒ We are not a natural person
C.	AFFILIATE STATUS
(Please check the applicable box) INVESTOR:
☐	is:
☐	is not:
an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.
Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”
☒ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;
 ☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;
 ☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;
 ☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;
 ☐ Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;
 ☐ Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount
Ann. G-19

outstanding sixty (60) days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;
 ☐ Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;
 ☐ Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status, such as a General Securities Representative license (Series 7), a Private Securities Offerings Representative license (Series 82) and an Investment Adviser Representative license (Series 65);
 ☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or
 ☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.
This page should be completed by the Investor
and constitutes a part of the Subscription Agreement.
Ann. G-20

Exhibit A

Form of Warrant Agreement
(Intentionally omitted - Please see Annex L)
Ann. G-21

Annex H
FORM OF AMENDMENT NO. 1 TO SUBSCRIPTION AGREEMENT
ARYA Sciences Acquisition Corp IV
51 Astor Place, 10th Floor
New York, New York 10002
Ladies and Gentlemen:
This amendment (this “Amendment”) to the Subscription Agreement (the “Subscription Agreement”), dated February 13, 2024, by and between Aja Holdco, Inc., a Delaware corporation (“ListCo”), ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), and the undersigned subscriber (the “Investor”) is made pursuant to Section 11 (g) thereof. Capitalized terms used herein and not otherwise defined have the meanings given them in the Agreement.
1. Company Convertible Notes. The parties to this Amendment hereby agree to amend the definition of “Company Convertible Notes” in the Subscription Agreement so that it includes the May Convertible Promissory Note (as defined below) and may also include any additional Convertible Promissory Notes that the Company may issue to the Investor prior to the Closing Date to fund ongoing working capital requirements of the Company and that the Investor may elect prior to the Closing Date, by notice to the Company, ARYA and ListCo, to subject to its Subscription Agreement (such additional Convertible Promissory Notes issued by the Company to the Investor, the “Additional Convertible Notes”). After giving effect to this Amendment, the definition of “Company Convertible Notes” in the Subscription Agreement shall include (a) the Convertible Promissory Notes, dated April 4, 2023, June 30, 2023, July 31, 2023, August 31, 2023, September 29, 2023, and October 26, 2023, each issued by the Company to the Investor, (b) the Convertible Promissory Notes, dated November 28, 2023, December 13, 2023, December 28, 2023 and January 29, 2024, and (c) the Convertible Note, dated May 21, 2024, each issued by the Company to the Investor.
2. Sponsor Promote Allocation Shares. The parties to this Amendment hereby also agree to increase the number of Sponsor Promote Allocation Shares from 690,458 to 757,124 in connection with the addition of the May Convertible Promissory Note to the definition of Company Convertible Notes, as described in the foregoing. Such increase in the number of Sponsor Promote Allocation Shares reflects an additional issuance to the Investor of 0.022222 Sponsor Promote Allocation Shares for each U.S. Dollar of funds loaned under the May Convertible Promissory Note by the Investor to the Company (such rate, the “Signing Incentive Share Issuance Rate”). Any Additional Convertible Note that the Investor elects to subject to this Subscription Agreement will result in the issuance of additional Sponsor Promote Allocation Shares to the Investor at the Signing Incentive Share Issuance Rate on the Closing Date based on the funds loaned by the Investor to the Company under any Additional Convertible Notes subject to this Subscription Agreement. For the avoidance of doubt, the May Convertible Promissory Note and any Additional Convertible Notes that the Investor subjects to this Subscription Agreement will also, mutatis mutandis, by operation of the different provisions of the Subscription Agreement as amended hereby, result in the issuance of additional PIPE Securities pursuant to the formulas described on the signature page of the Subscription Agreement.

[SIGNATURE PAGES FOLLOW]
Ann. H-1

IN WITNESS WHEREOF, the Investor has executed or caused this Amendment to be executed by its duly authorized representative as of the date set forth below.
PERCEPTIVE LIFE SCIENCES MASTER FUND LTD		Date: June 24, 2024

By:
Name:	Michael Altman
Title:	Authorized Signatory
Ann. H-2

IN WITNESS WHEREOF, ListCo and ARYA have accepted this Subscription Agreement as of the date set forth below.
AJA HOLDCO, INC.

By:
Name:	Adam Stone
Title:	Chief Executive Officer

ARYA SCIENCES ACQUISITION CORP IV

By:
Name:	Michael Altman
Title:	Chief Financial Officer
Date: June 24, 2024
Ann. H-3

Annex I
Form of Non-Redemption Subscription Agreement

SUBSCRIPTION AGREEMENT
ARYA Sciences Acquisition Corp IV
51 Astor Place, 10th Floor
New York, New York 10002
Ladies and Gentlemen:
This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and between Aja Holdco, Inc., a Delaware corporation and prior to the Closing Date (as defined below), a wholly owned subsidiary of ARYA (“ListCo”), ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), and the undersigned subscriber (the “Investor”), in connection with the Business Combination Agreement, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among ListCo, ARYA, Aja Merger Sub 1, a Cayman Islands exempted company and prior to the Closing Date, a wholly owned subsidiary of ListCo (“ARYA Merger Sub”), Aja Merger Sub 2, a Delaware corporation and prior to the Closing Date, a wholly owned subsidiary of ListCo (“Company Merger Sub”) and Adagio Medical, Inc., a Delaware corporation (the “Company”), pursuant to which, among other things, ARYA Merger Sub will merge with and into ARYA and Company Merger Sub will merge with and into the Company, with ARYA and the Company surviving the mergers and ARYA and the Company becoming wholly owned subsidiaries of ListCo, on the terms and subject to the conditions set forth in the Transaction Agreement (the “Transaction”).
In connection with the Transaction, ListCo is seeking commitments from interested investors to purchase in a private placement, contingent upon, and substantially concurrently with the closing of the Transaction, (i) shares (the “Shares”) of ListCo’s common stock, par value $0.0001 per share (the “Common Stock”) , and (ii) warrants, each representing the right to purchase shares of Common Stock and to be represented by a warrant with the terms and conditions in the form attached hereto as Exhibit A (the “Warrant Agreement”) and which will be executed on the Closing Date (as defined below) (such warrants, the “Warrants” and together with the Shares, the “PIPE Securities”). On or about the date of this Subscription Agreement, the parties to this Subscription Agreement (other than the Investor) are entering into subscription agreements (the “Other Subscription Agreements,” and together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Investors,” and together with the Investor, the “Investors”). The shares of Common Stock underlying the Warrants are herein after referred to as the “Warrant Shares.” The aggregate purchase price to be paid by the Investor for the PIPE Securities (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”
In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor, ARYA and ListCo acknowledges and agrees as follows:
1. Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from ListCo the number of PIPE Securities set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions set forth in this Subscription Agreement. The Investor acknowledges and agrees that ListCo reserves the right to accept or reject the Investor’s subscription for the PIPE Securities for any reason or for no reason, in whole or in part, at any time prior to its acceptance, and the same shall be deemed to be accepted by ListCo only when this Subscription Agreement is signed by a duly authorized person by or on behalf of ListCo; ListCo may do so in counterpart form. The Investor acknowledges and agrees that the PIPE Securities that will be purchased by the Investor and issued by ListCo on the terms and subject to the conditions set forth in this Subscription Agreement, or in the case of the Warrant Shares, on the terms and conditions set forth in each of the Warrant Agreement, shall be securities of a Delaware corporation (and not, for the avoidance of doubt, securities of ARYA, a Cayman Islands exempted company).
2. Closing. The closing of the sale, purchase and issuance of the PIPE Securities contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur contingent upon, and substantially concurrent with the effectiveness of the Transaction (the date the Closing so occurs, the “Closing Date”). Upon delivery of written notice from (or on behalf of) ListCo to the Investor (the “Closing Notice”), that ListCo reasonably expects all conditions to the closing of the Transaction
Ann. I-1

under the Transaction Agreement to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to ListCo, three (3) business days prior to the anticipated closing date specified in the Closing Notice, any other information that is reasonably requested in the Closing Notice in order for the PIPE Securities to be issued to the Investor, including, without limitation, the legal name of the person in whose name such securities are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable. On the Closing Date, ListCo shall issue a number of PIPE Securities to the Investor set forth on the signature page to this Subscription Agreement, including by delivering a fully executed Warrant Agreement to the Investor, and subsequently cause the Shares to be registered in book entry form, free and clear of all liens (other than those arising under applicable securities laws), in the name of the Investor on ListCo’s share register. In lieu of paying the Subscription Amount, Investor hereby agrees that it shall not exercise its right to redeem the number of Class A Shares (as defined below) set forth on the signature page hereto, which it currently holds as of the date of this Subscription Agreement, prior to and in connection with the consummation of the Transaction in accordance with Section 16 hereof. For purposes of this Subscription Agreement, “business day” shall mean any day other than a Saturday, Sunday or a day on which commercial banking institutions in New York, New York are authorized or required to close for business.
3. Closing Conditions.
a. The obligation of the parties hereto to consummate the sale, purchase and issuance of the PIPE Securities pursuant to this Subscription Agreement is subject to the following conditions:
(i) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise enjoining, restraining or prohibiting consummation of (x) the sale, purchase and issuance of the PIPE Securities pursuant to this Subscription Agreement or (y) the Transaction; and
(ii) (A) all conditions precedent to the closing of the Transaction set forth in Article 6 of the Transaction Agreement shall have been satisfied (which shall be deemed satisfied if mutually determined by the applicable parties to the Transaction Agreement and other than those conditions under the Transaction Agreement that, by their nature are to be satisfied in connection with the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the sale, purchase and issuance of the PIPE Securities pursuant to this Subscription Agreement or the Other Subscription Agreements) or waived by the applicable parties to the Transaction Agreement as provided therein and (B) the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing.
b. The obligation of ListCo to consummate the sale and issuance of the PIPE Securities pursuant to this Subscription Agreement shall be subject to the conditions (which may be waived in writing (email being sufficient) by ListCo with the prior written consent of ARYA (not to be unreasonably withheld, conditioned or delayed)) that (i) all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects at and as of the Closing Date (except for (i) those representations and warranties qualified by materiality, which shall be true and correct in all respects as of the Closing Date and (ii) those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects (or, if qualified by materiality, in all respects) as of such specified earlier date) and (ii) all obligations, covenants and agreements of the Investor required to be performed by it at or prior to the Closing shall have been performed in all material respects.
c. The obligation of the Investor to consummate the purchase of the PIPE Securities pursuant to this Subscription Agreement shall be subject to the conditions (which may be waived in writing (email being sufficient) by the Investor) that (i) all representations and warranties of ListCo and ARYA contained in this Subscription Agreement shall be true and correct in all material respects at and as of the Closing Date (other than (A) representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects and (B) those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects (or, if qualified by materiality, in all respects) as of such specified earlier date);
Ann. I-2

(ii) ListCo and ARYA shall have performed, satisfied and complied in all material respects with all obligations, covenants, agreements and conditions required by the Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and (iii) the Shares acquired hereunder shall have been approved for listing by the Stock Exchange (as defined below).
4. Further Assurances. At or prior to the Closing, the parties hereto shall execute and deliver, or cause to be executed and delivered, such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.
5. ListCo Representations and Warranties. ListCo represents and warrants to the Investor that:
a. ListCo is duly incorporated and validly existing as a corporation in good standing under the laws of the State of Delaware. ListCo has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.
b. As of the Closing Date, the Shares, the Warrants and any Warrant Shares, will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement or the Warrant Agreement, as applicable, such Shares or Warrant Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under ListCo’s certificate of incorporation or bylaws (each, as amended on the Closing Date) or under the General Corporation Law of the State of Delaware or under any agreement or instrument to which ListCo is a party. As of the Closing Date, the Warrant Shares will have been duly reserved for issuance in an amount of duly authorized shares of Common Stock that is equal to the number of Warrant Shares issuable upon the initial exercise of the Warrants. ListCo shall keep such number of shares of Common Stock as necessary to satisfy the exercise of the Warrants at all times reserved for issuance until the earlier of the exercise of the Warrants in full or the expiration of the Warrants in accordance with their respective terms. The Warrant Shares issued upon the exercise of any Warrant will be validly issued, fully paid and non-assessable. On the Closing Date, the Warrant Agreement will be duly authorized, and when executed and delivered by ListCo, will constitute the valid and binding agreement of ListCo and will be enforceable against ListCo in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
c. This Subscription Agreement has been duly authorized, validly executed and delivered by ListCo and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor and ARYA, this Subscription Agreement is enforceable against ListCo in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
d. The sale and issuance of the PIPE Securities and the compliance by ListCo with all of the provisions of this Subscription Agreement and the Warrant Agreement, and the consummation of the transactions contemplated herein, including the issuance of the Warrant Shares, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of ListCo or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which ListCo or any of its subsidiaries is a party or by which ListCo or any of its subsidiaries is bound or to which any of the property or assets of ListCo or any of its subsidiaries is subject that would reasonably be expected to have a material adverse effect on the validity of the PIPE Securities, including the Warrant Shares, or legal authority of ListCo to comply in all material respects with the terms of this Subscription Agreement, the Warrant Agreement or the Transaction (a “ListCo Material Adverse Effect”); (ii) result in any violation of the provisions of the
Ann. I-3

organizational documents of ListCo; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over ListCo or any of its properties that would reasonably be expected to have a ListCo Material Adverse Effect.
e. As of the date of this Subscription Agreement, the authorized share capital of ListCo (excluding the PIPE Securities) consists of one thousand (1,000) shares of Common Stock and the issued share capital of ListCo consists of one (1) share of Common Stock, which (A) has been duly authorized, validly issued, fully paid and nonassessable, (B) has been issued in compliance with applicable law and (C) has not been issued in breach or violation of any preemptive rights or contract. Immediately following the Closing, all of the issued and outstanding shares of Common Stock shall (A) be, or have been duly authorized, validly issued, fully paid and nonassessable, (B) have been issued in compliance with applicable law and (C) not have been issued in breach or violation of any preemptive rights or contract. There are no shareholder agreements, voting trusts or other agreements or understandings to which ListCo is a party or by which it is bound relating to the voting of any securities of ListCo, other than (1) as set forth in the SEC Reports (as defined below) and (2) as contemplated by the Transaction Agreement. Except as set forth above and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from ListCo any equity interests in ListCo, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, ListCo has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated.
f. Assuming the accuracy of the representations and warranties of the Investor, ListCo is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by ListCo of this Subscription Agreement (including, without limitation, the issuance by ListCo of the PIPE Securities or any Warrant Shares), other than (i) filings with the U.S. Securities and Exchange Commission (the “SEC”), (ii) filings required by applicable state securities laws, (iii) filings required by Nasdaq, or such other applicable stock exchange on which ListCo’s common equity will be listed (the “Stock Exchange”), (iv) those required to consummate the Transaction as provided under the Transaction Agreement, and (v) those of which the failure to obtain would not be reasonably likely to have a ListCo Material Adverse Effect.
g. As of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of ListCo, threatened against ListCo by the Stock Exchange or the SEC, respectively, to prohibit the listing of the Shares and Warrant Shares, or the registration of, when issued in connection with the closing of the Transaction, the Shares and Warrant Shares under the Exchange Act of 1934, as amended (the “Exchange Act”).
h. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 7, no registration under the Securities Act of 1933, as amended (the “Securities Act”) is required for the offer and sale of the PIPE Securities by ListCo to the Investor hereunder. The PIPE Securities (i) were not offered to the Investor by any form of general solicitation or general advertising and (ii) are not being offered to the Investor in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
i. Except for such matters as have not had and would not be reasonably likely to have a ListCo Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of ListCo, threatened against ListCo or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against ListCo.
j. ListCo has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the PIPE Securities, and ListCo is not under any obligation to pay any broker’s fee or commission in connection with the sale of the PIPE Securities other than to the Placement Agent at Closing.
Ann. I-4

k. ListCo acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares and Warrant Shares may be pledged by Investor in connection with a bona fide margin agreement, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and the Investor effecting a pledge of the Shares and Warrant Shares shall not be required to provide ListCo with any notice thereof; provided, however, that neither ListCo, ARYA, the Company or their respective counsels shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Shares and Warrant Shares are not subject to any contractual prohibition on pledging or lock up, the form of such acknowledgment to be subject to review and comment by ListCo in all respects.
l. Other than the Other Subscription Agreements, the Transaction Agreement and any other agreement contemplated by the Transaction Agreement, as of the date hereof, ListCo has not entered into any side letter or similar agreement with any Other Investor or any other investor in connection with such Other Investor’s or investor’s direct or indirect investment in ListCo (other than any side letter or similar agreement relating to the transfer to any investor of securities to be issued to the direct or indirect securityholders of the Company pursuant to the Transaction Agreement). Notwithstanding the foregoing, the parties acknowledge that ListCo may enter into additional subscription agreements after the date hereof; provided, however, that if any such agreement is with respect to equity financing, then any such agreement shall be on substantially the same terms and at an effective offering price no less than as provided for pursuant to this subscription Agreement. The Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement.
6. ARYA Representations and Warranties. ARYA represents and warrants to the Investor that:
a. ARYA has been duly incorporated and is validly existing as an exempted company under the laws of the Cayman Islands, in good standing under the laws of the Cayman Islands, with power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.
b. This Subscription Agreement has been duly authorized, validly executed and delivered by ARYA and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor and ListCo, this Subscription Agreement is enforceable against ARYA in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
c. As of the date hereof, the authorized share capital of ARYA consists of (i) 479,000,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B Shares” and together with the Class A Shares, the “ARYA Ordinary Shares”), and (iii) 1,000,000 preference shares, par value $0.0001 per share (the “Preference Shares”). As of the date of this Subscription Agreement, (i) no Preference Shares are issued and outstanding, (ii) 4,189,831 Class A Shares are issued and outstanding, and (iii) 3,737,500 Class B Shares are issued and outstanding. All issued and outstanding Class A Shares and Class B Shares are fully paid and nonassessable, as such term or similar concept may be applicable to a Cayman Islands exempted company, have been duly authorized and validly issued and issued in compliance with applicable law and have not been issued in breach or violation of any preemptive rights or contract. There are no shareholder agreements, voting trusts or other agreements or understandings to which ARYA is a party or by which it is bound relating to the voting of any securities of ARYA, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Transaction Agreement. Except as set forth above and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from ARYA any Class A Shares, Class B Shares or other equity interests in ARYA, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, ARYA has no subsidiaries, other than ListCo, ARYA Merger Sub and Company Merger Sub, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated.
Ann. I-5

d. A copy of each form, report, statement, schedule, proxy and other document filed by ARYA with the SEC on or prior to the Closing Date (the “SEC Reports”) is available to the Investor (including via the SEC’s EDGAR system). ARYA has timely filed the SEC Reports with the SEC through the date hereof (after giving effect to any applicable grace period). As of their respective filing dates all SEC Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Reports. None of the SEC Reports filed under the Exchange Act (except to the extent that information contained in any SEC Report has been superseded by a later timely filed SEC Report) contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of ARYA included in the SEC Reports, as applicable, comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing, or, if amended, as of the date of such amendment, and fairly present in all material respects the financial position of ARYA as of and for the dates thereof and the results of operations and cash flows for the periods presented, subject to (i) in the case of unaudited statements, to normal, year-end audit adjustments, and such consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”) (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by GAAP), and (ii) changes to historical accounting policies of ARYA in connection with any order, directive, guideline, comment or recommendation from the SEC that is applicable to ARYA. There are no outstanding or unresolved comments in comment letters from the staff of the SEC with respect to any of the SEC Reports. For the avoidance of doubt, any restatement of the financial statements of ARYA and any amendments to previously filed SEC Reports or delays in filing SEC Reports, in connection with any guidance from the SEC following the date of this Subscription Agreement, shall not be deemed to constitute a breach of this Section 6.d). Additionally, for avoidance of doubt, any amendment or modification of any SEC Report (or any agreement filed as an exhibit to any SEC Report) from its initial filing date in a subsequent filing shall not be deemed to constitute a breach of this Section 6.d).
e. The sale and issuance of the PIPE Securities and the compliance by ARYA with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein, including the issuance of the Warrant Shares, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of ARYA or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which ARYA or any of its subsidiaries is a party or by which ARYA or any of its subsidiaries is bound or to which any of the property or assets of ARYA or any of its subsidiaries is subject that would reasonably be expected to materially affect or legal authority of ARYA to comply in all material respects with the terms of this Subscription Agreement or the Transaction an (an “ARYA Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of ARYA; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over ARYA or any of its properties that would reasonably be expected to have a Material Adverse Effect.
f. Assuming the accuracy of the representations and warranties of the Investor, ARYA is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by ARYA of this Subscription Agreement (including, without limitation, the issuance by ListCo of the PIPE Securities or any Warrant Shares), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) filings required by the Stock Exchange, (iv) those required to consummate the Transaction as provided under the Transaction Agreement, and (v) those of which the failure to obtain would not be reasonably likely to have, individually or in the aggregate, an ARYA Material Adverse Effect.
Ann. I-6

g. Other than the Placement Agent, ARYA has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the PIPE Securities, and ARYA is not under any obligation to pay any broker’s fee or commission in connection with the sale of the PIPE Securities other than to the Placement Agent.
h. Other than the Other Subscription Agreements, the Transaction Agreement and any other agreement contemplated by the Transaction Agreement, ARYA has not entered into any side letter or similar agreement with any Other Investor or any other investor in connection with such Other Investor’s or investor’s direct or indirect investment in ARYA (other than any side letter or similar agreement relating to the transfer to any investor of securities to be issued to the direct or indirect securityholders of the Company pursuant to the Transaction Agreement). The Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement.
i. The issued and outstanding Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Stock Exchange. Except for such matters as have not had and would not be reasonably likely to have a Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of ARYA, threatened against ARYA or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against ARYA.
7. Investor Representations and Warranties. The Investor represents and warrants to ListCo and ARYA that:
a. The Investor, or each of the funds managed by or affiliated with the Investor for which the Investor is acting as nominee, as applicable, (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) of Regulation D under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A hereto, (ii) is acquiring the PIPE Securities only for its own account and not for the account of others, or if the Investor is subscribing for the PIPE Securities as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), and the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the PIPE Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or any securities laws of the United States or any other jurisdiction. The Investor shall provide the requested information set forth on Schedule A following the signature page hereto and the information contained therein is accurate and complete. The Investor is not an entity formed for the specific purpose of acquiring the PIPE Securities. The term “affiliate” or “affiliated” as used in this Subscription Agreement shall mean, with respect to any individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity, or governmental entity (a “person”), any other person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person. The term “control” as used in this Subscription Agreement shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
b. The Investor acknowledges and agrees that the PIPE Securities and Warrant Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the offer and sale of the PIPE Securities and Warrant Shares have not been registered under the Securities Act or any other applicable securities laws. The Investor acknowledges and agrees that the PIPE Securities and Warrant Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to ListCo or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and
Ann. I-7

that any book entries representing the PIPE Securities and Warrant Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the PIPE Securities and Warrant Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the PIPE Securities or Warrant Shares and may be required to bear the financial risk of an investment in the PIPE Securities and Warrant Shares for an indefinite period of time. The Investor acknowledges and agrees that the PIPE Securities and Warrant Shares will not immediately be eligible for offer, resale, transfer or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”). The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge, transfer or disposition of any of the PIPE Securities or Warrant Shares.
c. The Investor acknowledges and agrees that the Investor is purchasing the PIPE Securities directly from ListCo. The Investor further acknowledges that there have not been, and the Investor hereby agrees that it is not relying on, representations, warranties, covenants and agreements made to the Investor by or on behalf of ListCo, ARYA, the Company, Jefferies LLC (Jefferies LLC and any of its respective affiliates, the “Placement Agent”), any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of ListCo expressly set forth in Section 5 and ARYA expressly set forth in Section 6 of this Subscription Agreement.
d. The Investor’s acquisition and holding of the PIPE Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.
e. The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the PIPE Securities, including, without limitation, with respect to ARYA, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that it has reviewed the SEC Reports. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and the Investor’s professional advisor(s), if any, deemed necessary to make an investment decision with respect to the PIPE Securities.
f. The Investor became aware of this offering of the PIPE Securities solely by means of direct contact between the Investor, ARYA, ListCo or the Company or a representative of ARYA, ListCo or the Company, and the PIPE Securities were offered to the Investor solely by direct contact between the Investor and ARYA, ListCo or the Company or a representative of ListCo, ARYA or the Company. The Investor did not become aware of this offering of the PIPE Securities, nor were the PIPE Securities offered to the Investor, by any other means and none of ListCo, ARYA, the Company, the Placement Agent or their respective representatives or any person acting on behalf of any of them acted as investment advisor, broker or dealer to the Investor. The Investor acknowledges that the PIPE Securities (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, ListCo, ARYA, the Company, the Placement Agent, any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of ListCo and ARYA contained in Section 5 and Section 6 of this Subscription Agreement, in making its investment or decision to invest in ListCo.
g. The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the PIPE Securities, including, without limitation, those set forth in the SEC Reports. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the PIPE Securities, and the Investor has had an opportunity to seek, and has sought such accounting, legal, business and tax advice as the Investor has considered necessary to make an informed investment decision and the Investor has made its own assessment and satisfied itself
Ann. I-8

concerning relevant tax and other economic considerations relative to its purchase of the PIPE Securities. The Investor (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the PIPE Securities. The Investor understands and acknowledges that the purchase and sale of the PIPE Securities hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).The Investor will not look to the Placement Agent for all or part of any such loss or losses the Investor may suffer, is able to sustain a complete loss on its investment in the PIPE Securities, has no need for liquidity with respect to its investment in the PIPE Securities and has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the PIPE Securities.
h. Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the PIPE Securities and determined that the PIPE Securities are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in ListCo. The Investor acknowledges specifically that a possibility of total loss exists.
i. In making its decision to purchase the PIPE Securities, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of the Placement Agent or any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning ListCo, the Company, the Transaction, the Transaction Agreement, this Subscription Agreement, the Warrant Agreement or the transactions contemplated hereby or thereby, the PIPE Securities or the offer and sale of the PIPE Securities.
j. The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the PIPE Securities or made any findings or determination as to the fairness of this investment.
k. The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.
l. The execution, delivery and performance by the Investor of this Subscription Agreement and the transactions contemplated herein are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not conflict with or violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. (A) The signature on this Subscription Agreement is genuine, (B) the signatory of this Subscription Agreement, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, (C) this Subscription Agreement has been duly executed and delivered by the Investor or the investment advisor to which the Investor has delegated decision making authority over investments and (D) this Subscription Agreement constitutes, assuming that the Subscription Agreement and the Warrant Agreement constitute the valid and binding agreement of ARYA and ListCo, a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
m. The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States
Ann. I-9

and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC Lists; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of Cuba, Iran, North Korea, Russia, Syria, the Crimea, Donetsk or Luhansk regions of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including, without limitation, the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the PIPE Securities and any Warrant Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.
n. The Investor acknowledges that no disclosure or offering document has been prepared by the Placement Agent in connection with the offer and sale of the PIPE Securities.
o. The Investor acknowledges that neither the Placement Agent, nor any of its respective affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to ListCo, ARYA, the Company or its subsidiaries or any of their respective businesses, or the PIPE Securities or the accuracy, completeness or adequacy of any information supplied to the Investor by ListCo, ARYA or the Company, as applicable.
p. The Investor has or has commitments to have and, when required to deliver payment to ListCo pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the sale, purchase and issuance of the PIPE Securities pursuant to this Subscription Agreement.
q. The Investor does not have, as of the date hereof, and during the thirty (30) day period immediately prior to the date hereof such Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of ARYA. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the PIPE Securities covered by this Subscription Agreement.
r. The Investor is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of ARYA (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than a group consisting solely of the Investor and its affiliates.
s. The Investor acknowledges and agrees that the Placement Agent (a) is acting solely in its capacity as placement agent with respect to the issuance and sale of the PIPE Securities pursuant to this Subscription Agreement and the Other Subscription Agreements, is not acting as an underwriter, initial purchaser, dealer, financial advisor, fiduciary or in any other capacity and is not and shall not be construed as a fiduciary to the Investor, ListCo, ARYA or any other person or entity in connection with this offering of the PIPE Securities or the Transaction; (b) has not made and will not make any representation or warranty, whether express or implied, of any kind or character to the Investor and has not provided any advice or recommendation in connection with this offering of the PIPE Securities or the Transaction; (c) will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or
Ann. I-10

entity under or in connection with the offering of the PIPE Securities, the Transaction or any of the documents furnished pursuant thereto or in connection therewith or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning ListCo, this offering of PIPE Securities, or the Transaction.
t. The Investor acknowledges and is aware that the Placement Agent is acting as ARYA’s and ListCo’s placement agent and Jefferies LLC is acting as capital markets advisor to ARYA.
u. The Investor acknowledges and agrees that no Placement Agent shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Investor, ListCo, ARYA or any other person or entity), whether in contract, tort or otherwise, to the Investor, or to any person claiming through the Investor, in respect of this offering of the PIPE Securities or the Transaction.
v. The Investor acknowledges and agrees that no Placement Agent shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Investor, ListCo, ARYA or any other person or entity), whether in contract, tort otherwise, to the Investor, or to any person claiming through the Investor, in respect of this offering of the PIPE Securities or the Transaction.
8. Registration Rights.
a. In the event that the Shares and the Warrant Shares (such securities, the “PIPE Registrable Securities”) are not registered in connection with the consummation of the Transaction, ListCo agrees that, within forty-five (45) calendar days after the consummation of the Transaction (the “Filing Date”), it will file with the SEC (at its sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of the PIPE Registrable Securities, and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) ninety (90) calendar days after the filing thereof (or one hundred-twenty (120) calendar days after the filing thereof if the SEC notifies ListCo that it will “review” the Registration Statement) following the Filing Date and (ii) ten (10) business days after ListCo is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. ListCo agrees to cause such Registration Statement, or another shelf registration statement that includes the PIPE Registrable Securities to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (i) the date that is five years and six months following the Closing, (ii) the date on which the Investor ceases to hold any PIPE Registrable Securities or Warrants issued pursuant to this Subscription Agreement, or (iii) on the first date on which the Investor is able to sell all of its PIPE Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 within 90 days without the public information, volume or manner limitations of such rule. Notwithstanding the foregoing, if the SEC prevents ListCo from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the PIPE Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of PIPE Registrable Securities which is equal to the maximum number of PIPE Registrable Securities as is permitted by the SEC. In such event, the number of PIPE Registrable Securities to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. In no event shall the Investor be identified as a statutory underwriter in the Registration Statement unless in response to a comment or request from the staff of the SEC or another regulatory agency; provided, however, that if the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw from the Registration Statement. The Investor agrees to disclose its ownership to ListCo upon request to assist it in making the determination described above. If the PIPE Registrable Securities are eligible to be sold under Rule 144 within 90 days without the public information, volume or manner limitations of such rule, or the Registration Statement covering the resale of the PIPE Registrable Securities is effective (and the Investor and its broker provide ListCo and its transfer agent with customary representations and other documentation reasonably acceptable to ListCo and its transfer agent in connection therewith), then at the Investor’s request, ListCo will use commercially reasonable efforts to cause its transfer agent to remove the
Ann. I-11

restrictive legend described in Section 7(b) from the PIPE Registrable Securities. For as long as the Registration Statement shall remain effective pursuant to this Section 8.a), ListCo will use commercially reasonable efforts to (1) qualify the PIPE Registrable Securities for listing on the Stock Exchange and (2) update or amend the Registration Statement as necessary to include the Shares sold hereby for resale. For as long as the Investor holds the PIPE Registrable Securities, ListCo will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the Investor to resell the PIPE Registrable Securities pursuant to the Registration Statement or Rule 144 (when Rule 144 becomes available to the Investor), as applicable. ListCo may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form S-3 at such time after ListCo becomes eligible to use such Form S-3. The Investor acknowledges and agrees that ListCo may suspend the use of any such Registration Statement if it determines that in order for such Registration Statement not to contain a material misstatement or omission, an amendment thereto would be needed, if such filing would require the inclusion, in such Registration Statement, of financial statements that are unavailable to ListCo for reasons beyond ListCo’s control or use could materially affect a bona fide business or financing transaction of ListCo or would require premature disclosure of information that would adversely affect ListCo and that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act; provided, that (i) ListCo shall not so delay filing or so suspend the use of a registration statement for a period of more than ninety (90) consecutive days or more than a total of one hundred and eighty (180) calendar days, in each case in any three hundred and sixty (360) day period and (ii) ListCo shall use commercially reasonable efforts to make such Registration Statement available for the sale by the Investor of such securities as soon as practicable thereafter. ListCo’s obligations to include the PIPE Registrable Securities issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to ListCo such information regarding the Investor, the securities of ListCo held by the Investor and the intended method of disposition of such PIPE Registrable Securities, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by ListCo to effect the registration of such PIPE Registrable Securities, and shall execute such documents in connection with such registration as ListCo may reasonably request that are customary of a selling stockholder in similar situations.
b. ListCo shall advise the Investor within two (2) business days (at ListCo’s expense): (i) when a Registration Statement or any post-effective amendment thereto has become effective; (ii) of any request by the SEC for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (iv) of the receipt by ListCo of any notification with respect to the suspension of the qualification of the PIPE Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (v) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading. Upon receipt of any written notice from ListCo (which notice shall not contain any material non-public information regarding ListCo) of the happening of any event contemplated in clauses (ii) through (v) above during the period that the Registration Statement is effective or if as a result of the occurrence of such event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Investor agrees that (1) it will immediately discontinue offers and sales of the PIPE Registrable Securities under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Investor receives copies of a supplemental or amended prospectus (which ListCo agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by ListCo that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by ListCo except (A) for disclosure to the Investor’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed
Ann. I-12

to keep such information confidential and (C) as required by law or subpoena. ListCo shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. Upon the occurrence of any event contemplated in clauses (ii) through (v) above, except for such times as ListCo is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, ListCo shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the PIPE Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
c. Indemnification.
(i) ListCo agrees to indemnify and hold harmless, to the extent permitted by law, the Investor, its directors, and officers, employees, and agents, and each person who controls the Investor (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Investor (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to ListCo by or on behalf of the Investor expressly for use therein.
(ii) The Investor agrees, severally and not jointly with any other person that is a party to the Other Subscription Agreements, to indemnify and hold harmless ListCo, its directors and officers and agents and each person who controls ListCo (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of the Investor expressly for use therein. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by such Investor upon the sale of the PIPE Registrable Securities giving rise to such indemnification obligation.
(iii) Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which (1) cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), (2) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation, or (3) contains any statement of fault or culpability.
Ann. I-13

(iv) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the PIPE Registrable Securities.
(v) If the indemnification provided under this Section 8.c) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8.c) from any person who was not guilty of such fraudulent misrepresentation. In no event shall the liability of the Investor pursuant to this Section 8.c)(v) be greater in amount than the dollar amount of the net proceeds received by such Investor upon the sale of the PIPE Registrable Securities giving rise to such indemnification obligation, and such obligations of the Investor shall be several and not joint.
9. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) ListCo’s notification to the Investor in writing that it has, with the written consent of the Company, abandoned its plans to move forward with the Transaction and/or terminated the Investor’s obligations with respect to the subscription without the delivery of the Shares having occurred, and (d) the delivery of a notice of termination of this Subscription Agreement by the Investor to ListCo and ARYA on the Termination Date (as defined in the Transaction Agreement, and such thirtieth calendar day, the “Outside Date”), if the Closing has not occurred by the Termination Date (provided, that the right to terminate this Subscription Agreement pursuant to this clause (d) shall not be available to the Investor if the Investor’s breach of any of its covenants or obligations under this Subscription Agreement (or if an affiliate of the Investor is an Other Investor, and such Other Investor’s breach of any of its covenants or obligations under an Other Subscription Agreement), either individually or in the aggregate, shall have proximately caused the failure of the consummation of the Transaction on or before the Termination Date) (the termination events described in clauses (a)–(d) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful and material breach of any covenant, agreement, obligation, representation or warranty hereunder prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful and material breach. ListCo shall notify the Investor of the termination of the Transaction Agreement as promptly as practicable after the termination of the Transaction Agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to ListCo in connection herewith shall promptly (and in any event within one (1) business day) following the Termination Event be returned to the Investor.
10. Trust Account Waiver. The Investor acknowledges that ARYA is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving ARYA and one or more businesses or assets. The Investor further acknowledges that, as described in ARYA’s final prospectus relating to its initial public offering dated February 25, 2021 (the “Final Prospectus”) available at www.sec.gov, substantially all of ARYA’s assets consist of the cash proceeds of ARYA’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in
Ann. I-14

a trust account (the “Trust Account”) for the benefit of ARYA, its public shareholders and the underwriters of ARYA’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to ARYA to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Final Prospectus. For and in consideration of ARYA entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor, on behalf of itself and its representatives, hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account (or distributions therefrom to ARYA’s public shareholders or to the underwriters of ARYA’s initial public offering in respect of their deferred underwriting commissions held in the Trust Account), and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement or the transactions contemplated hereby regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability; provided, however, that nothing in this Section 10 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of publicly traded Class A Shares acquired in an open market transaction, pursuant to a validly exercised redemption right with respect to any such Class A Shares, in accordance with ARYA’s Amended and Restated Memorandum and Articles of Association, as amended in connection with the shareholder meeting of ARYA on February 28, 2023 and as may be subsequently amended from time to time, and the Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and ARYA, dated March 2, 2021, except to the extent that the Investor has otherwise agreed in writing with ListCo, ARYA, the Company or any of their respective affiliates to not exercise such redemption right.
11. Miscellaneous.
a. Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the PIPE Securities acquired hereunder and the rights set forth in Section 8 solely in connection with a transfer of such PIPE Securities (other than a transfer in connection with a sale pursuant to either an effective registration statement or under Rule 144), if any) may be transferred or assigned. Notwithstanding the foregoing, after notifying ListCo, Investor may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Investor) or, with the Company’s prior written consent, to another person, provided that no such assignment shall relieve Investor of its obligations hereunder if any such assignee fails to perform such obligations.
b. ListCo may request from the Investor such additional information as ListCo may deem necessary to register the resale of the PIPE Registrable Securities and evaluate the eligibility of the Investor to acquire the PIPE Securities, and the Investor shall provide any such information as may be reasonably requested. Without limiting the generality of the foregoing or any other covenants or agreements in this Subscription Agreement, the Investor acknowledges that ListCo and ARYA may file a copy of this Subscription Agreement and Warrant Agreement with the SEC as an exhibit to a periodic report or a registration statement of ListCo or ARYA.
c. The Investor acknowledges that ListCo, ARYA, the Company, the Placement Agent and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement, including Schedule A hereto. Prior to the Closing, the Investor agrees to promptly notify ListCo, ARYA, the Company and the Placement Agent in writing if any of the acknowledgments, understandings, agreements, representations or warranties set forth in Section 7 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify ListCo, ARYA, the Company and the Placement Agent if they are no longer accurate in any respect). The Investor acknowledges and agrees that each purchase by the Investor of PIPE Securities from ListCo will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein by the Investor as of the time of such purchase.
d. The Investor agrees that, from the date hereof until the Closing or the earlier termination of this Subscription Agreement, none of the Investor or any person or entity acting on behalf of the Investor or pursuant to any understanding with the Investor will engage in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or similar
Ann. I-15

instrument, including without limitation equity repurchase agreements and securities lending arrangements, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale, loan, pledge or other disposition or transfer (whether by the Investor or any other person), in each case, solely to the extent it has the same economic effect as a “short sale” (as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act), of any economic consequences of ownership (excluding, for the avoidance of doubt, any consequences resulting solely from foreign exchange fluctuations), in whole or in part, directly or indirectly, physically or synthetically, of any PIPE Securities or any securities of ARYA prior to the Closing, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of securities of ARYA, in cash or otherwise, or to publicly disclose the intention to undertake any of the foregoing; provided, however, that the provisions of this Section 11.d) shall not apply to long sales (including sales of securities held by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates prior to the date hereof and securities purchased by the Investor in the open market after the date hereof) other than those effectuated through derivative transactions and similar instruments. Notwithstanding the foregoing, nothing in this Section 11.d) (i) shall prohibit any entities under common management with the Investor that have no knowledge (constructive or otherwise) of this Subscription Agreement or of Investor’s participation in the transactions contemplated hereby from entering into any of the transactions set forth in the first sentence of this Section 11.d); and (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers or desks manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, this Section 11.d) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the PIPE Securities covered by this Subscription Agreement.
e. ListCo, ARYA and the Placement Agent are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 11.e) shall not give the Placement Agent any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of ListCo or ARYA set forth in this Subscription Agreement.
f. All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
g. This Subscription Agreement may not be terminated other than pursuant to the terms of Section 9 above. The provisions of this Subscription Agreement may not be modified, amended or waived except by an instrument in writing, signed by each of the parties hereto; provided, however, that no modification, amendment or waiver by ListCo of the provisions of this Subscription Agreement shall be effective without the prior written consent of ARYA (other than modifications, amendments or waivers that are solely ministerial in nature or otherwise immaterial and, in each case, do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of either party hereto in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
h. This Subscription Agreement (including, without limitation, the schedule hereto and the Warrant Agreement attached hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 3.b), Section 7, Section 9, Section 11.c), Section 11.e), Section 11.g), this Section 11.h) and the last sentence of Section 11.l) with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon
Ann. I-16

any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.
i. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
j. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
k. This Subscription Agreement may be executed and delivered in one or more counterparts (including, without limitation, by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
l. The parties hereto acknowledge and agree that irreparable damage would occur if any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to seek to specifically enforce the Investor’s obligations hereunder, ListCo’s obligations under this Subscription Agreement and the provisions of the Subscription Agreement of which the Company is an express third party beneficiary, in each case, on the terms and subject to the conditions set forth herein.
m. Any notice or communication required or permitted hereunder to be given to the Investor shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice given hereunder:
(i)	if to the Investor, to such address or addresses set forth on the signature page hereto;

(ii)	if to ARYA or ListCo, to:
c/o ARYA Sciences Acquisition Corp IV
51 Astor Place, 10th Floor
New York, NY 10003
	Attention:	Michael Altman Konstantin Poukalov
	E-mail:	Michael@perceptivelife.com Konstantin@perceptivelife.com

with a required copy to (which copy shall not constitute notice):
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
	Attn:	Peter Seligson Mathieu Kohmann
	Email:	peter.seligson@kirkland.com mathieu.kohmann@kirkland.com
Ann. I-17

n. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF) AS TO ALL MATTERS (INCLUDING ANY ACTION, SUIT, LITIGATION, ARBITRATION, MEDIATION, CLAIM, CHARGE, COMPLAINT, INQUIRY, PROCEEDING, HEARING, AUDIT, INVESTIGATION OR REVIEWS BY OR BEFORE ANY GOVERNMENTAL ENTITY RELATED HERETO), INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE CHANCERY COURT OF THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 11.N) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.
EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11.N).
o. The Investor hereby acknowledges that the Placement Agent and/or its respective affiliates may now or in the future own securities of ARYA and/or purchase securities in the Transaction.
12. Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including,
Ann. I-18

without limitation, the Placement Agent, any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of ListCo expressly contained in Section 5 and ARYA expressly contained in Section 6 of this Subscription Agreement, in making its investment or decision to invest in ListCo. The Investor acknowledges and agrees that none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the PIPE Securities (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agent, its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, or (iii) any other party to the Transaction Agreement or any Non-Party Affiliate, shall have any liability to the Investor, or to any other investor, pursuant to, arising out of or relating to this Subscription Agreement or any other subscription agreement related to the private placement of the PIPE Securities, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the PIPE Securities or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by ListCo, ARYA, the Company, the Placement Agent or any Non-Party Affiliate concerning ListCo, ARYA, the Company, the Placement Agent, any of its respective controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of ListCo, ARYA, the Company, the Placement Agent or any of ListCo’s, ARYA’s, the Company’s or the Placement Agent’s respective controlled affiliates or any family member of the foregoing.
14. Disclosure. ARYA shall on the first (1st) business day following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that ARYA has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the actual knowledge of ARYA, the Investor shall not be in possession of any material, non-public information received from ARYA, the Company or any of their officers, directors, or employees or agents, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with ARYA, the Company, the Placement Agents or any of their affiliates, relating to the transactions contemplated by this Subscription Agreement, the Warrant Agreement, the Other Subscription Agreements or the Transaction Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, ARYA shall not publicly disclose the name of the Investor or any of its affiliates or advisers or include the name of the Investor or any of its affiliates or advisers in any press release without the prior written consent of the Investor except as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, or to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the rules and regulations of the Stock Exchange, in which case ARYA will provide Investor with prior written notice (including by e-mail) of such disclosure to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication that was approved by the Investor in accordance with this Section 14.
15. Several Obligations. The obligations of the Investor and each Other Investor in connection with the private placement are several and not joint, and Investor shall not be responsible in any way for the performance of the obligations of any Other Investor in connection with the private placement. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Investor or any Other Investor pursuant hereto or thereto, shall be deemed to constitute the Investor and Other Investor as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and Other Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby.
16. Non-Redemption Agreement. As of the date of this Subscription Agreement, the Investor represents that it is the shareholder of the number of Class A Shares set forth on the signature page hereto (the “Investor ARYA Shares”). The Investor represents and warrants that it has good, marketable and unencumbered title to the Investor ARYA Shares, free and clear of all liens, restrictions, charges, encumbrances, adverse claims, rights
Ann. I-19

or proxies. The Investor and its affiliates agree (i) not to sell or transfer any of the Investor ARYA Shares prior to the closing of the Transaction and (ii) not to redeem any Investor ARYA Shares prior to or in connection with the Transaction. On the Closing Date, Investor shall deliver evidence reasonably satisfactory to ListCo that Investor continues to hold the Investor ARYA Shares and has not tendered such shares for redemption.
[SIGNATURE PAGES FOLLOW]
Ann. I-20

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.
Name of Investor:	State/Country of Formation or Domicile:
By:
Name:
Title:
Name in which PIPE Securities are to be registered (if different):	Date: , 2024

Investor’s EIN/SSN (as applicable):

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Email:	Email:
Number of Shares subscribed for: A number equal to (A) the product of (i) 120% and (ii) the sum of Investor ARYA Shares and the Top Up Shares (as defined below), plus (B) the difference of Sponsor Promote Allocation Shares (as defined below) minus Investor ARYA Shares. The “Top Up Shares” shall mean a number of Shares equal to (A) the product of (i) the Investor ARYA Shares and (ii) the quotient of the redemption value per Investor ARYA Share on the Closing Date divided by $10.00, minus (B) the Investor ARYA Shares.
Number of Warrants subscribed for: A number of Warrants equal to the product of (i) 120% and (ii) the sum of Investor ARYA Shares and the Top Up Shares (as calculated pursuant to the formula described above on this signature page).
Sponsor Promote Allocation Shares: [•] (such number of shares, the “Sponsor Promote Allocation Shares”)
Number of Investor ARYA Shares: [•]
1
For the avoidance of doubt, the number of Shares subscribed for by the Investor shall be yielded by the following calculation: X = (1.2*B) + C – D, whereby: X is the number of Shares subscribed for by the Investor; B is the sum of the Investor ARYA Shares plus the Top Up Shares (as calculated pursuant to the formula set forth below); C is the number of Sponsor Promote Allocation Shares, as set forth on this signature page; and D is the number of Investor ARYA Shares. “Top Up Shares” for purposes of the above calculation shall mean a number of Shares yielded by the following calculation: Y = (D*E/10) – D, whereby: Y is the number of Top Up Shares; D is the number of Investor ARYA Shares; and E is the redemption value per Investor ARYA Share on the Closing Date.

2
For the avoidance of doubt, the number of Warrants subscribed for by the Investor shall be yielded by the following calculation: Z = 1.2*B, whereby: Z is the number of Warrants subscribed for by the Investor and B is the sum of the Investor ARYA Shares plus the Top Up Shares (as calculated pursuant to the formula set forth in the footnote immediately above).

Ann. I-21

IN WITNESS WHEREOF, ListCo and ARYA have accepted this Subscription Agreement as of the date set forth below.
AJA HOLDCO, INC.

By:
Name: Adam Stone
Title: Chief Executive Officer

ARYA SCIENCES ACQUISITION CORP IV

By:
Name: Michael Altman
Title: Chief Financial Officer
Date: [•], 2024
Ann. I-22

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF THE INVESTOR
This Schedule must be completed by Investor and forms a part of the Subscription Agreement to which it is attached. Capitalized terms used and not otherwise defined in this Schedule have the meanings given to them in the Subscription Agreement. The Investor must check the applicable box in either Section A, Section B or Section C below.
A.	QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

** OR **

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):

1. ☐
We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box below indicating the provision under which we qualify as an “accredited investor.”

	2. ☐	We are not a natural person.

C.	AFFILIATE STATUS
(Please check the applicable box) INVESTOR:

☐ is:

☐ is not:
an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.
Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”
 ☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;
 ☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;
 ☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;
 ☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;
 ☐ Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;
Ann. I-23

 ☐ Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding sixty (60) days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;
 ☐ Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;
 ☐ Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status, such as a General Securities Representative license (Series 7), a Private Securities Offerings Representative license (Series 82) and an Investment Adviser Representative license (Series 65);
 ☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or
 ☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.
This page should be completed by the Investor
and constitutes a part of the Subscription Agreement.
Ann. I-24

Exhibit A
Form of Warrant Agreement
(Intentionally omitted - Please see Annex L)
Ann. I-25

Annex J
Form of Open Market Purchase Subscription Agreement
SUBSCRIPTION AGREEMENT
ARYA Sciences Acquisition Corp IV
51 Astor Place, 10th Floor
New York, New York 10002
Ladies and Gentlemen:
This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and between Aja Holdco, Inc., a Delaware corporation and prior to the Closing Date (as defined below), a wholly owned subsidiary of ARYA (“ListCo”), ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), and the undersigned subscriber (the “Investor”), in connection with the Business Combination Agreement, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among ListCo, ARYA, Aja Merger Sub 1, a Cayman Islands exempted company and prior to the Closing Date, a wholly owned subsidiary of ListCo (“ARYA Merger Sub”), Aja Merger Sub 2, a Delaware corporation and prior to the Closing Date, a wholly owned subsidiary of ListCo (“Company Merger Sub”) and Adagio Medical, Inc., a Delaware corporation (the “Company”), pursuant to which, among other things, ARYA Merger Sub will merge with and into ARYA and Company Merger Sub will merge with and into the Company, with ARYA and the Company surviving the mergers and ARYA and the Company becoming wholly owned subsidiaries of ListCo, on the terms and subject to the conditions set forth in the Transaction Agreement (the “Transaction”).
In connection with the Transaction, ListCo is seeking commitments from interested investors to purchase in a private placement, contingent upon, and substantially concurrently with the closing of the Transaction, (i) shares (the “Shares”) of ListCo’s common stock, par value $0.0001 per share (the “Common Stock”), and (ii) warrants, each representing the right to purchase shares of Common Stock and to be represented by a warrant with the terms and conditions in the form attached hereto as Exhibit A (the “Warrant Agreement”) and which will be executed on the Closing Date (as defined below) (such warrants, the “Warrants” and together with the Shares, the “PIPE Securities”). On or about the date of this Subscription Agreement, the parties to this Subscription Agreement (other than the Investor) are entering into subscription agreements (the “Other Subscription Agreements,” and together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Investors,” and together with the Investor, the “Investors”). The shares of Common Stock underlying the Warrants are herein after referred to as the “Warrant Shares.” The aggregate purchase price to be paid by the Investor for the PIPE Securities (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount” and is set forth on the signature page hereto.
In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor, ARYA and ListCo acknowledges and agrees as follows:
1. Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from ListCo the number of PIPE Securities set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions set forth in this Subscription Agreement. The Investor acknowledges and agrees that ListCo reserves the right to accept or reject the Investor’s subscription for the PIPE Securities for any reason or for no reason, in whole or in part, at any time prior to its acceptance, and the same shall be deemed to be accepted by ListCo only when this Subscription Agreement is signed by a duly authorized person by or on behalf of ListCo; ListCo may do so in counterpart form. The Investor acknowledges and agrees that the PIPE Securities that will be purchased by the Investor and issued by ListCo on the terms and subject to the conditions set forth in this Subscription Agreement, or in the case of the Warrant Shares, on the terms and conditions set forth in each of the Warrant Agreement, shall be securities of a Delaware corporation (and not, for the avoidance of doubt, securities of ARYA, a Cayman Islands exempted company).
2. Closing. The closing of the sale, purchase and issuance of the PIPE Securities contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur contingent upon, and substantially concurrent with the effectiveness of the Transaction (the date the Closing so
Ann. J-1

occurs, the “Closing Date”). Upon delivery of written notice from (or on behalf of) ListCo to the Investor (the “Closing Notice”), that ListCo reasonably expects all conditions to the closing of the Transaction under the Transaction Agreement to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to ListCo, three (3) business days prior to the anticipated closing date specified in the Closing Notice, any other information that is reasonably requested in the Closing Notice in order for the PIPE Securities to be issued to the Investor, including, without limitation, the legal name of the person in whose name such securities are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable. On the Closing Date, ListCo shall issue a number of PIPE Securities to the Investor set forth on the signature page to this Subscription Agreement, including by delivering a fully executed Warrant Agreement to the Investor, and subsequently cause the Shares to be registered in book entry form, free and clear of all liens (other than those arising under applicable securities laws), in the name of the Investor on ListCo’s share register. In lieu of paying the Subscription Amount, Investor hereby agrees that it shall not exercise its right to redeem the Investor ARYA Shares (as defined below) in connection with the consummation of the Transaction in accordance with Section 16 hereof. For purposes of this Subscription Agreement, “business day” shall mean any day other than a Saturday, Sunday or a day on which commercial banking institutions in New York, New York are authorized or required to close for business.
3. Closing Conditions.
a. The obligation of the parties hereto to consummate the sale, purchase and issuance of the PIPE Securities pursuant to this Subscription Agreement is subject to the following conditions:
(i) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise enjoining, restraining or prohibiting consummation of (x) the sale, purchase and issuance of the PIPE Securities pursuant to this Subscription Agreement or (y) the Transaction; and
(ii) (A) all conditions precedent to the closing of the Transaction set forth in Article 6 of the Transaction Agreement shall have been satisfied (which shall be deemed satisfied if mutually determined by the applicable parties to the Transaction Agreement and other than those conditions under the Transaction Agreement that, by their nature are to be satisfied in connection with the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the sale, purchase and issuance of the PIPE Securities pursuant to this Subscription Agreement or the Other Subscription Agreements) or waived by the applicable parties to the Transaction Agreement as provided therein and (B) the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing.
b. The obligation of ListCo to consummate the sale and issuance of the PIPE Securities pursuant to this Subscription Agreement shall be subject to the conditions (which may be waived in writing (email being sufficient) by ListCo with the prior written consent of ARYA (not to be unreasonably withheld, conditioned or delayed)) that (i) all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects at and as of the Closing Date (except for (i) those representations and warranties qualified by materiality, which shall be true and correct in all respects as of the Closing Date and (ii) those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects (or, if qualified by materiality, in all respects) as of such specified earlier date) and (ii) all obligations, covenants and agreements of the Investor required to be performed by it at or prior to the Closing shall have been performed in all material respects.
c. The obligation of the Investor to consummate the purchase of the PIPE Securities pursuant to this Subscription Agreement shall be subject to the conditions (which may be waived in writing (email being sufficient) by the Investor) that (i) all representations and warranties of ListCo and ARYA contained in this Subscription Agreement shall be true and correct in all material respects at and as of the Closing Date (other than (A) representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects and (B) those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects (or, if qualified by materiality, in all respects) as of such specified earlier date); (ii) ListCo and
Ann. J-2

ARYA shall have performed, satisfied and complied in all material respects with all obligations, covenants, agreements and conditions required by the Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and (iii) the Shares acquired hereunder shall have been approved for listing by the Stock Exchange (as defined below).
4. Further Assurances. At or prior to the Closing, the parties hereto shall execute and deliver, or cause to be executed and delivered, such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.
5. ListCo Representations and Warranties. ListCo represents and warrants to the Investor that:
a. ListCo is duly incorporated and validly existing as a corporation in good standing under the laws of the State of Delaware. ListCo has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.
b. As of the Closing Date, the Shares, the Warrants and any Warrant Shares, will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement or the Warrant Agreement, as applicable, such Shares or Warrant Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under ListCo’s certificate of incorporation or bylaws (each, as amended on the Closing Date) or under the General Corporation Law of the State of Delaware or under any agreement or instrument to which ListCo is a party. As of the Closing Date, the Warrant Shares will have been duly reserved for issuance in an amount of duly authorized shares of Common Stock that is equal to the number of Warrant Shares issuable upon the initial exercise of the Warrants. ListCo shall keep such number of shares of Common Stock as necessary to satisfy the exercise of the Warrants at all times reserved for issuance until the earlier of the exercise of the Warrants in full or the expiration of the Warrants in accordance with their respective terms. The Warrant Shares issued upon the exercise of any Warrant will be validly issued, fully paid and non-assessable. On the Closing Date, the Warrant Agreement will be duly authorized, and when executed and delivered by ListCo, will constitute the valid and binding agreement of ListCo and will be enforceable against ListCo in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
c. This Subscription Agreement has been duly authorized, validly executed and delivered by ListCo and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor and ARYA, this Subscription Agreement is enforceable against ListCo in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
d. The sale and issuance of the PIPE Securities and the compliance by ListCo with all of the provisions of this Subscription Agreement and the Warrant Agreement, and the consummation of the transactions contemplated herein, including the issuance of the Warrant Shares, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of ListCo or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which ListCo or any of its subsidiaries is a party or by which ListCo or any of its subsidiaries is bound or to which any of the property or assets of ListCo or any of its subsidiaries is subject that would reasonably be expected to have a material adverse effect on the validity of the PIPE Securities, including the Warrant Shares, or legal authority of ListCo to comply in all material respects with the terms of this Subscription Agreement, the Warrant Agreement or the Transaction (a “ListCo Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of ListCo; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over ListCo or any of its properties that would reasonably be expected to have a ListCo Material Adverse Effect.
Ann. J-3

e. As of the date of this Subscription Agreement, the authorized share capital of ListCo (excluding the PIPE Securities) consists of one thousand (1,000) shares of Common Stock and the issued share capital of ListCo consists of one (1) share of Common Stock, which (A) has been duly authorized, validly issued, fully paid and nonassessable, (B) has been issued in compliance with applicable law and (C) has not been issued in breach or violation of any preemptive rights or contract. Immediately following the Closing, all of the issued and outstanding shares of Common Stock shall (A) be, or have been duly authorized, validly issued, fully paid and nonassessable, (B) have been issued in compliance with applicable law and (C) not have been issued in breach or violation of any preemptive rights or contract. There are no shareholder agreements, voting trusts or other agreements or understandings to which ListCo is a party or by which it is bound relating to the voting of any securities of ListCo, other than (1) as set forth in the SEC Reports (as defined below) and (2) as contemplated by the Transaction Agreement. Except as set forth above and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from ListCo any equity interests in ListCo, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, ListCo has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated.
f. Assuming the accuracy of the representations and warranties of the Investor, ListCo is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by ListCo of this Subscription Agreement (including, without limitation, the issuance by ListCo of the PIPE Securities or any Warrant Shares), other than (i) filings with the U.S. Securities and Exchange Commission (the “SEC”), (ii) filings required by applicable state securities laws, (iii) filings required by Nasdaq, or such other applicable stock exchange on which ListCo’s common equity will be listed (the “Stock Exchange”), (iv) those required to consummate the Transaction as provided under the Transaction Agreement, and (v) those of which the failure to obtain would not be reasonably likely to have a ListCo Material Adverse Effect.
g. As of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of ListCo, threatened against ListCo by the Stock Exchange or the SEC, respectively, to prohibit the listing of the Shares and Warrant Shares, or the registration of, when issued in connection with the closing of the Transaction, the Shares and Warrant Shares under the Exchange Act of 1934, as amended (the “Exchange Act”).
h. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 7, no registration under the Securities Act of 1933, as amended (the “Securities Act”) is required for the offer and sale of the PIPE Securities by ListCo to the Investor hereunder. The PIPE Securities (i) were not offered to the Investor by any form of general solicitation or general advertising and (ii) are not being offered to the Investor in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
i. Except for such matters as have not had and would not be reasonably likely to have a ListCo Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of ListCo, threatened against ListCo or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against ListCo.
j. ListCo has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the PIPE Securities, and ListCo is not under any obligation to pay any broker’s fee or commission in connection with the sale of the PIPE Securities other than to the Placement Agent at Closing.
k. ListCo acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares and Warrant Shares may be pledged by Investor in connection with a bona fide margin agreement, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and the Investor effecting a pledge of the Shares and Warrant Shares shall not be required to provide ListCo with any notice thereof; provided, however, that neither ListCo, ARYA, the Company or their respective counsels shall be required to take any action (or refrain from taking any action) in connection
Ann. J-4

with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Shares and Warrant Shares are not subject to any contractual prohibition on pledging or lock up, the form of such acknowledgment to be subject to review and comment by ListCo in all respects.
l. Other than the Other Subscription Agreements, the Transaction Agreement and any other agreement contemplated by the Transaction Agreement, as of the date hereof, ListCo has not entered into any side letter or similar agreement with any Other Investor or any other investor in connection with such Other Investor’s or investor’s direct or indirect investment in ListCo (other than any side letter or similar agreement relating to the transfer to any investor of securities to be issued to the direct or indirect securityholders of the Company pursuant to the Transaction Agreement). Notwithstanding the foregoing, the parties acknowledge that ListCo may enter into additional subscription agreements after the date hereof; provided, however, that if any such agreement is with respect to equity financing, then any such agreement shall be on substantially the same terms and at an effective offering price no less than as provided for pursuant to this subscription Agreement. The Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement.
6. ARYA Representations and Warranties. ARYA represents and warrants to the Investor that:
a. ARYA has been duly incorporated and is validly existing as an exempted company under the laws of the Cayman Islands, in good standing under the laws of the Cayman Islands, with power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.
b. This Subscription Agreement has been duly authorized, validly executed and delivered by ARYA and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor and ListCo, this Subscription Agreement is enforceable against ARYA in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
c. As of the date hereof, the authorized share capital of ARYA consists of (i) 479,000,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B Shares” and together with the Class A Shares, the “ARYA Ordinary Shares”), and (iii) 1,000,000 preference shares, par value $0.0001 per share (the “Preference Shares”). As of the date of this Subscription Agreement, (i) no Preference Shares are issued and outstanding, (ii) 4,189,831 Class A Shares are issued and outstanding, and (iii) 3,737,500 Class B Shares are issued and outstanding. All issued and outstanding Class A Shares and Class B Shares are fully paid and nonassessable, as such term or similar concept may be applicable to a Cayman Islands exempted company, have been duly authorized and validly issued and issued in compliance with applicable law and have not been issued in breach or violation of any preemptive rights or contract. There are no shareholder agreements, voting trusts or other agreements or understandings to which ARYA is a party or by which it is bound relating to the voting of any securities of ARYA, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Transaction Agreement. Except as set forth above and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from ARYA any Class A Shares, Class B Shares or other equity interests in ARYA, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, ARYA has no subsidiaries, other than ListCo, ARYA Merger Sub and Company Merger Sub, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated.
d. A copy of each form, report, statement, schedule, proxy and other document filed by ARYA with the SEC on or prior to the Closing Date (the “SEC Reports”) is available to the Investor (including via the SEC’s EDGAR system). ARYA has timely filed the SEC Reports with the SEC through the date hereof (after giving effect to any applicable grace period). As of their respective filing dates all SEC Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Reports. None of the SEC Reports filed under the Exchange Act (except to the extent that information contained in any SEC Report has been superseded by a later timely filed SEC Report) contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that
Ann. J-5

are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of ARYA included in the SEC Reports, as applicable, comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing, or, if amended, as of the date of such amendment, and fairly present in all material respects the financial position of ARYA as of and for the dates thereof and the results of operations and cash flows for the periods presented, subject to (i) in the case of unaudited statements, to normal, year-end audit adjustments, and such consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”) (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by GAAP), and (ii) changes to historical accounting policies of ARYA in connection with any order, directive, guideline, comment or recommendation from the SEC that is applicable to ARYA. There are no outstanding or unresolved comments in comment letters from the staff of the SEC with respect to any of the SEC Reports. For the avoidance of doubt, any restatement of the financial statements of ARYA and any amendments to previously filed SEC Reports or delays in filing SEC Reports, in connection with any guidance from the SEC following the date of this Subscription Agreement, shall not be deemed to constitute a breach of this Section 6(d). Additionally, for avoidance of doubt, any amendment or modification of any SEC Report (or any agreement filed as an exhibit to any SEC Report) from its initial filing date in a subsequent filing shall not be deemed to constitute a breach of this Section 6(d).
e. The sale and issuance of the PIPE Securities and the compliance by ARYA with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein, including the issuance of the Warrant Shares, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of ARYA or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which ARYA or any of its subsidiaries is a party or by which ARYA or any of its subsidiaries is bound or to which any of the property or assets of ARYA or any of its subsidiaries is subject that would reasonably be expected to materially affect or legal authority of ARYA to comply in all material respects with the terms of this Subscription Agreement or the Transaction (an “ARYA Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of ARYA; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over ARYA or any of its properties that would reasonably be expected to have a Material Adverse Effect.
f. Assuming the accuracy of the representations and warranties of the Investor, ARYA is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by ARYA of this Subscription Agreement (including, without limitation, the issuance by ListCo of the PIPE Securities or any Warrant Shares), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) filings required by the Stock Exchange, (iv) those required to consummate the Transaction as provided under the Transaction Agreement, and (v) those of which the failure to obtain would not be reasonably likely to have, individually or in the aggregate, an ARYA Material Adverse Effect.
g. Other than the Placement Agent, ARYA has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the PIPE Securities, and ARYA is not under any obligation to pay any broker’s fee or commission in connection with the sale of the PIPE Securities other than to the Placement Agent.
h. Other than the Other Subscription Agreements, the Transaction Agreement and any other agreement contemplated by the Transaction Agreement, ARYA has not entered into any side letter or similar agreement with any Other Investor or any other investor in connection with such Other Investor’s or investor’s direct or indirect investment in ARYA (other than any side letter or similar agreement relating to the transfer to any investor of securities to be issued to the direct or indirect securityholders of the Company pursuant to the Transaction Agreement). The Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement.
Ann. J-6

i. The issued and outstanding Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Stock Exchange. Except for such matters as have not had and would not be reasonably likely to have a Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of ARYA, threatened against ARYA or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against ARYA.
7. Investor Representations and Warranties. The Investor represents and warrants to ListCo and ARYA that:
a. The Investor, or each of the funds managed by or affiliated with the Investor for which the Investor is acting as nominee, as applicable, (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) of Regulation D under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A hereto, (ii) is acquiring the PIPE Securities only for its own account and not for the account of others, or if the Investor is subscribing for the PIPE Securities as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), and the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the PIPE Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or any securities laws of the United States or any other jurisdiction. The Investor shall provide the requested information set forth on Schedule A following the signature page hereto and the information contained therein is accurate and complete. The Investor is not an entity formed for the specific purpose of acquiring the PIPE Securities. The term “affiliate” or “affiliated” as used in this Subscription Agreement shall mean, with respect to any individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity, or governmental entity (a “person”), any other person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person. The term “control” as used in this Subscription Agreement shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
b. The Investor acknowledges and agrees that the PIPE Securities and Warrant Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the offer and sale of the PIPE Securities and Warrant Shares have not been registered under the Securities Act or any other applicable securities laws. The Investor acknowledges and agrees that the PIPE Securities and Warrant Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to ListCo or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any book entries representing the PIPE Securities and Warrant Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the PIPE Securities and Warrant Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the PIPE Securities or Warrant Shares and may be required to bear the financial risk of an investment in the PIPE Securities and Warrant Shares for an indefinite period of time. The Investor acknowledges and agrees that the PIPE Securities and Warrant Shares will not immediately be eligible for offer, resale, transfer or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”). The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge, transfer or disposition of any of the PIPE Securities or Warrant Shares.
c. The Investor acknowledges and agrees that the Investor is purchasing the PIPE Securities directly from ListCo. The Investor further acknowledges that there have not been, and the Investor hereby agrees that it is not relying on, representations, warranties, covenants and agreements made to the Investor by or on behalf of ListCo, ARYA, the Company, Jefferies LLC (Jefferies LLC and any of its respective affiliates, the “Placement
Ann. J-7

Agent”), any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of ListCo expressly set forth in Section 5 and ARYA expressly set forth in Section 6 of this Subscription Agreement.
d. The Investor’s acquisition and holding of the PIPE Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.
e. The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the PIPE Securities, including, without limitation, with respect to ARYA, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that it has reviewed the SEC Reports. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and the Investor’s professional advisor(s), if any, deemed necessary to make an investment decision with respect to the PIPE Securities.
f. The Investor became aware of this offering of the PIPE Securities solely by means of direct contact between the Investor, ARYA, ListCo or the Company or a representative of ARYA and ListCo or the Company, and the PIPE Securities were offered to the Investor solely by direct contact between the Investor and ARYA ListCo or the Company or a representative of ListCo, ARYA or the Company. The Investor did not become aware of this offering of the PIPE Securities, nor were the PIPE Securities offered to the Investor, by any other means and none of ListCo, ARYA, the Company, the Placement Agent or their respective representatives or any person acting on behalf of any of them acted as investment advisor, broker or dealer to the Investor. The Investor acknowledges that the PIPE Securities (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, ListCo, ARYA, the Company, the Placement Agent, any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of ListCo and ARYA contained in Section 5 and Section 6 of this Subscription Agreement, in making its investment or decision to invest in ListCo.
g. The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the PIPE Securities, including, without limitation, those set forth in the SEC Reports. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the PIPE Securities, and the Investor has had an opportunity to seek, and has sought such accounting, legal, business and tax advice as the Investor has considered necessary to make an informed investment decision and the Investor has made its own assessment and satisfied itself concerning relevant tax and other economic considerations relative to its purchase of the PIPE Securities. The Investor (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the PIPE Securities. The Investor understands and acknowledges that the purchase and sale of the PIPE Securities hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).The Investor will not look to the Placement Agent for all or part of any such loss or losses the Investor may suffer, is able to sustain a complete loss on its investment in the PIPE Securities, has no need for liquidity with respect to its investment in the PIPE Securities and has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the PIPE Securities.
h. Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the PIPE Securities and determined that the PIPE Securities are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in ListCo. The Investor acknowledges specifically that a possibility of total loss exists.
Ann. J-8

i. In making its decision to purchase the PIPE Securities, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of the Placement Agent or any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning ListCo, the Company, the Transaction, the Transaction Agreement, this Subscription Agreement, the Warrant Agreement or the transactions contemplated hereby or thereby, the PIPE Securities or the offer and sale of the PIPE Securities.
j. The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the PIPE Securities or made any findings or determination as to the fairness of this investment.
k. The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.
l. The execution, delivery and performance by the Investor of this Subscription Agreement and the transactions contemplated herein are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not conflict with or violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. (A) The signature on this Subscription Agreement is genuine, (B) the signatory of this Subscription Agreement, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, (C) this Subscription Agreement has been duly executed and delivered by the Investor or the investment advisor to which the Investor has delegated decision making authority over investments and (D) this Subscription Agreement constitutes, assuming that the Subscription Agreement and the Warrant Agreement constitute the valid and binding agreement of ARYA and ListCo, a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
m. The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC Lists; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of Cuba, Iran, North Korea, Russia, Syria, the Crimea, Donetsk or Luhansk regions of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including, without limitation, the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the PIPE Securities and any Warrant Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.
Ann. J-9

n. The Investor acknowledges that no disclosure or offering document has been prepared by the Placement Agent in connection with the offer and sale of the PIPE Securities.
o. The Investor acknowledges that neither the Placement Agent, nor any of its respective affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to ListCo, ARYA, the Company or its subsidiaries or any of their respective businesses, or the PIPE Securities or the accuracy, completeness or adequacy of any information supplied to the Investor by ListCo, ARYA or the Company, as applicable.
p. The Investor has or has commitments to have and, when required to deliver payment to ListCo pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the sale, purchase and issuance of the PIPE Securities pursuant to this Subscription Agreement.
q. The Investor does not have, as of the date hereof, and during the thirty (30) day period immediately prior to the date hereof such Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of ARYA. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the PIPE Securities covered by this Subscription Agreement.
r. The Investor is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of ARYA (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than a group consisting solely of the Investor and its affiliates.
s. The Investor acknowledges and agrees that the Placement Agent (a) is acting solely in its capacity as placement agent with respect to the issuance and sale of the PIPE Securities pursuant to this Subscription Agreement and the Other Subscription Agreements, is not acting as an underwriter, initial purchaser, dealer, financial advisor, fiduciary or in any other capacity and is not and shall not be construed as a fiduciary to the Investor, ListCo, ARYA or any other person or entity in connection with this offering of the PIPE Securities or the Transaction; (b) has not made and will not make any representation or warranty, whether express or implied, of any kind or character to the Investor and has not provided any advice or recommendation in connection with this offering of the PIPE Securities or the Transaction; (c) will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the offering of the PIPE Securities, the Transaction or any of the documents furnished pursuant thereto or in connection therewith or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning ListCo, this offering of PIPE Securities, or the Transaction.
t. The Investor acknowledges and is aware that the Placement Agent is acting as ARYA’s and ListCo’s placement agent and Jefferies LLC is acting as capital markets advisor to ARYA.
u. The Investor acknowledges and agrees that no Placement Agent shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Investor, ListCo, ARYA or any other person or entity), whether in contract, tort or otherwise, to the Investor, or to any person claiming through the Investor, in respect of this offering of the PIPE Securities or the Transaction
8. Registration Rights.
a. In the event that the Shares and the Warrant Shares (such securities, the “PIPE Registrable Securities”) are not registered in connection with the consummation of the Transaction, ListCo agrees that, within forty-five (45) calendar days after the consummation of the Transaction (the “Filing Date”), it will file with the SEC (at its sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of the PIPE Registrable Securities, and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of
Ann. J-10

(i) ninety (90) calendar days after the filing thereof (or one hundred-twenty (120) calendar days after the filing thereof if the SEC notifies ListCo that it will “review” the Registration Statement) following the Filing Date and (ii) ten (10) business days after ListCo is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. ListCo agrees to cause such Registration Statement, or another shelf registration statement that includes the PIPE Registrable Securities to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (i) the date that is five years and six months following the Closing, (ii) the date on which the Investor ceases to hold any PIPE Registrable Securities or Warrants issued pursuant to this Subscription Agreement, or (iii) on the first date on which the Investor is able to sell all of its PIPE Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 within 90 days without the public information, volume or manner limitations of such rule. Notwithstanding the foregoing, if the SEC prevents ListCo from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the PIPE Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of PIPE Registrable Securities which is equal to the maximum number of PIPE Registrable Securities as is permitted by the SEC. In such event, the number of PIPE Registrable Securities to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. In no event shall the Investor be identified as a statutory underwriter in the Registration Statement unless in response to a comment or request from the staff of the SEC or another regulatory agency; provided, however, that if the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw from the Registration Statement. The Investor agrees to disclose its ownership to ListCo upon request to assist it in making the determination described above. If the PIPE Registrable Securities are eligible to be sold under Rule 144 within 90 days without the public information, volume or manner limitations of such rule, or the Registration Statement covering the resale of the PIPE Registrable Securities is effective (and the Investor and its broker provide ListCo and its transfer agent with customary representations and other documentation reasonably acceptable to ListCo and its transfer agent in connection therewith), then at the Investor’s request, ListCo will use commercially reasonable efforts to cause its transfer agent to remove the restrictive legend described in Section 7(b) from the PIPE Registrable Securities. For as long as the Registration Statement shall remain effective pursuant to this Section 8(a), ListCo will use commercially reasonable efforts to (1) qualify the PIPE Registrable Securities for listing on the Stock Exchange and (2) update or amend the Registration Statement as necessary to include the Shares sold hereby for resale. For as long as the Investor holds the PIPE Registrable Securities, ListCo will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the Investor to resell the PIPE Registrable Securities pursuant to the Registration Statement or Rule 144 (when Rule 144 becomes available to the Investor), as applicable. ListCo may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form S-3 at such time after ListCo becomes eligible to use such Form S-3. The Investor acknowledges and agrees that ListCo may suspend the use of any such Registration Statement if it determines that in order for such Registration Statement not to contain a material misstatement or omission, an amendment thereto would be needed, if such filing would require the inclusion, in such Registration Statement, of financial statements that are unavailable to ListCo for reasons beyond ListCo’s control or use could materially affect a bona fide business or financing transaction of ListCo or would require premature disclosure of information that would adversely affect ListCo and that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act; provided, that (i) ListCo shall not so delay filing or so suspend the use of a registration statement for a period of more than ninety (90) consecutive days or more than a total of one hundred and eighty (180) calendar days, in each case in any three hundred and sixty (360) day period and (ii) ListCo shall use commercially reasonable efforts to make such Registration Statement available for the sale by the Investor of such securities as soon as practicable thereafter. ListCo’s obligations to include the PIPE Registrable Securities issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to ListCo such information regarding the Investor, the securities of ListCo held by the Investor and the intended method of disposition of such PIPE Registrable Securities, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by ListCo to effect the registration of such PIPE Registrable Securities, and shall execute such documents in connection with such registration as ListCo may reasonably request that are customary of a selling stockholder in similar situations.
Ann. J-11

b. ListCo shall advise the Investor within two (2) business days (at ListCo’s expense): (i) when a Registration Statement or any post-effective amendment thereto has become effective; (ii) of any request by the SEC for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (iv) of the receipt by ListCo of any notification with respect to the suspension of the qualification of the PIPE Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (v) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading. Upon receipt of any written notice from ListCo (which notice shall not contain any material non-public information regarding ListCo) of the happening of any event contemplated in clauses (ii) through (v) above during the period that the Registration Statement is effective or if as a result of the occurrence of such event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Investor agrees that (1) it will immediately discontinue offers and sales of the PIPE Registrable Securities under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Investor receives copies of a supplemental or amended prospectus (which ListCo agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by ListCo that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by ListCo except (A) for disclosure to the Investor’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential and (C) as required by law or subpoena. ListCo shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. Upon the occurrence of any event contemplated in clauses (ii) through (v) above, except for such times as ListCo is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, ListCo shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the PIPE Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
c. Indemnification.
(i) ListCo agrees to indemnify and hold harmless, to the extent permitted by law, the Investor, its directors, and officers, employees, and agents, and each person who controls the Investor (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Investor (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to ListCo by or on behalf of the Investor expressly for use therein.
(ii) The Investor agrees, severally and not jointly with any other person that is a party to the Other Subscription Agreements, to indemnify and hold harmless ListCo, its directors and officers and agents and each person who controls ListCo (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of
Ann. J-12

a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of the Investor expressly for use therein. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by such Investor upon the sale of the PIPE Registrable Securities giving rise to such indemnification obligation.
(iii) Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which (1) cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), (2) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation, or (3) contains any statement of fault or culpability.
(iv) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the PIPE Registrable Securities.
(v) If the indemnification provided under this Section 8(c) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8(c) from any person who was not guilty of such fraudulent misrepresentation. In no event shall the liability of the Investor pursuant to this Section 8(c)(v) be greater in amount than the dollar amount of the net proceeds received by such Investor upon the sale of the PIPE Registrable Securities giving rise to such indemnification obligation, and such obligations of the Investor shall be several and not joint.
9. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) ListCo’s notification to the Investor in writing that it has, with the written consent of the Company, abandoned its plans to move forward with the Transaction and/or terminated the Investor’s obligations with respect to the subscription without the delivery of the Shares having occurred, and (d) the delivery of a notice of termination of this Subscription Agreement by the Investor to ListCo and ARYA on the Termination
Ann. J-13

Date (as defined in the Transaction Agreement, and such thirtieth calendar day, the “Outside Date”), if the Closing has not occurred by the Termination Date (provided, that the right to terminate this Subscription Agreement pursuant to this clause (d) shall not be available to the Investor if the Investor’s breach of any of its covenants or obligations under this Subscription Agreement (or if an affiliate of the Investor is an Other Investor, and such Other Investor’s breach of any of its covenants or obligations under an Other Subscription Agreement), either individually or in the aggregate, shall have proximately caused the failure of the consummation of the Transaction on or before the Termination Date) (the termination events described in clauses (a)–(d) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful and material breach of any covenant, agreement, obligation, representation or warranty hereunder prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful and material breach. ListCo shall notify the Investor of the termination of the Transaction Agreement as promptly as practicable after the termination of the Transaction Agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to ListCo in connection herewith shall promptly (and in any event within one (1) business day) following the Termination Event be returned to the Investor.
10. Trust Account Waiver. The Investor acknowledges that ARYA is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving ARYA and one or more businesses or assets. The Investor further acknowledges that, as described in ARYA’s final prospectus relating to its initial public offering dated February 25, 2021 (the “Final Prospectus”) available at www.sec.gov, substantially all of ARYA’s assets consist of the cash proceeds of ARYA’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of ARYA, its public shareholders and the underwriters of ARYA’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to ARYA to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Final Prospectus. For and in consideration of ARYA entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor, on behalf of itself and its representatives, hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account (or distributions therefrom to ARYA’s public shareholders or to the underwriters of ARYA’s initial public offering in respect of their deferred underwriting commissions held in the Trust Account), and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement or the transactions contemplated hereby regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability; provided, however, that nothing in this Section 10 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of publicly traded Class A Shares acquired in an open market transaction, pursuant to a validly exercised redemption right with respect to any such Class A Shares, in accordance with ARYA’s Amended and Restated Memorandum and Articles of Association, as amended in connection with the shareholder meeting of ARYA on February 28, 2023 and as may be subsequently amended from time to time, and the Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and ARYA, dated March 2, 2021, except to the extent that the Investor has otherwise agreed in writing with ListCo, ARYA, the Company or any of their respective affiliates to not exercise such redemption right.
11. Miscellaneous.
a. Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the PIPE Securities acquired hereunder and the rights set forth in Section 8 solely in connection with a transfer of such PIPE Securities (other than a transfer in connection with a sale pursuant to either an effective registration statement or under Rule 144), if any) may be transferred or assigned. Notwithstanding the foregoing, after notifying ListCo, Investor may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Investor) or, with the Company’s prior written consent, to another person, provided that no such assignment shall relieve Investor of its obligations hereunder if any such assignee fails to perform such obligations.
b. ListCo may request from the Investor such additional information as ListCo may deem necessary to register the resale of the PIPE Registrable Securities and evaluate the eligibility of the Investor to acquire the PIPE Securities, and the Investor shall provide any such information as may be reasonably requested. Without
Ann. J-14

limiting the generality of the foregoing or any other covenants or agreements in this Subscription Agreement, the Investor acknowledges that ListCo and ARYA may file a copy of this Subscription Agreement and Warrant Agreement with the SEC as an exhibit to a periodic report or a registration statement of ListCo or ARYA.
c. The Investor acknowledges that ListCo, ARYA, the Company, the Placement Agent and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement, including Schedule A hereto. Prior to the Closing, the Investor agrees to promptly notify ListCo, ARYA, the Company and the Placement Agent in writing if any of the acknowledgments, understandings, agreements, representations or warranties set forth in Section 7 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify ListCo, ARYA, the Company and the Placement Agent if they are no longer accurate in any respect). The Investor acknowledges and agrees that each purchase by the Investor of PIPE Securities from ListCo will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein by the Investor as of the time of such purchase.
d. The Investor agrees that, from the date hereof until the Closing or the earlier termination of this Subscription Agreement, none of the Investor or any person or entity acting on behalf of the Investor or pursuant to any understanding with the Investor will engage in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or similar instrument, including without limitation equity repurchase agreements and securities lending arrangements, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale, loan, pledge or other disposition or transfer (whether by the Investor or any other person), in each case, solely to the extent it has the same economic effect as a “short sale” (as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act), of any economic consequences of ownership (excluding, for the avoidance of doubt, any consequences resulting solely from foreign exchange fluctuations), in whole or in part, directly or indirectly, physically or synthetically, of any PIPE Securities or any securities of ARYA prior to the Closing, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of securities of ARYA, in cash or otherwise, or to publicly disclose the intention to undertake any of the foregoing; provided, however, that the provisions of this Section 11(d) shall not apply to long sales (including sales of securities held by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates prior to the date hereof and securities purchased by the Investor in the open market after the date hereof) other than those effectuated through derivative transactions and similar instruments. Notwithstanding the foregoing, nothing in this Section 11(d) (i) shall prohibit any entities under common management with the Investor that have no knowledge (constructive or otherwise) of this Subscription Agreement or of Investor’s participation in the transactions contemplated hereby from entering into any of the transactions set forth in the first sentence of this Section 11(d); and (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers or desks manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, this Section 11(d) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the PIPE Securities covered by this Subscription Agreement.
e. ListCo, ARYA and the Placement Agent are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 11(e) shall not give the Placement Agent any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of ListCo or ARYA set forth in this Subscription Agreement.
f. All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
g. This Subscription Agreement may not be terminated other than pursuant to the terms of Section 9 above. The provisions of this Subscription Agreement may not be modified, amended or waived except by an instrument in writing, signed by each of the parties hereto; provided, however, that no modification, amendment
Ann. J-15

or waiver by ListCo of the provisions of this Subscription Agreement shall be effective without the prior written consent of ARYA (other than modifications, amendments or waivers that are solely ministerial in nature or otherwise immaterial and, in each case, do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of either party hereto in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
h. This Subscription Agreement (including, without limitation, the schedule hereto and the Warrant Agreement attached hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 3(b), Section 7, Section 9, Section 11(c), Section 11(e), Section 11(g), this Section 11(h) and the last sentence of Section 11(l) with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.
i. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
j. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
k. This Subscription Agreement may be executed and delivered in one or more counterparts (including, without limitation, by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
l. The parties hereto acknowledge and agree that irreparable damage would occur if any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to seek to specifically enforce the Investor’s obligations hereunder, ListCo’s obligations under this Subscription Agreement and the provisions of the Subscription Agreement of which the Company is an express third party beneficiary, in each case, on the terms and subject to the conditions set forth herein.
m. Any notice or communication required or permitted hereunder to be given to the Investor shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice given hereunder:
(i)	if to the Investor, to such address or addresses set forth on the signature page hereto;

(ii)	if to ARYA or ListCo, to:
Ann. J-16

c/o ARYA Sciences Acquisition Corp IV
51 Astor Place, 10th Floor
New York, NY 10003
Attention:	Michael Altman
Konstantin Poukalov
E-mail:	Michael@perceptivelife.com
Konstantin@perceptivelife.com

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attn:	Peter Seligson
Mathieu Kohmann

Email:	peter.seligson@kirkland.com
mathieu.kohmann@kirkland.com
n. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF) AS TO ALL MATTERS (INCLUDING ANY ACTION, SUIT, LITIGATION, ARBITRATION, MEDIATION, CLAIM, CHARGE, COMPLAINT, INQUIRY, PROCEEDING, HEARING, AUDIT, INVESTIGATION OR REVIEWS BY OR BEFORE ANY GOVERNMENTAL ENTITY RELATED HERETO), INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE CHANCERY COURT OF THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 11(N) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.
EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT
Ann. J-17

MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11(N).
o. The Investor hereby acknowledges that the Placement Agent and/or its respective affiliates may now or in the future own securities of ARYA and/or purchase securities in the Transaction.
12. Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agent, any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of ListCo expressly contained in Section 5 and ARYA expressly contained in Section 6 of this Subscription Agreement, in making its investment or decision to invest in ListCo. The Investor acknowledges and agrees that none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the PIPE Securities (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agent, its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, or (iii) any other party to the Transaction Agreement or any Non-Party Affiliate, shall have any liability to the Investor, or to any other investor, pursuant to, arising out of or relating to this Subscription Agreement or any other subscription agreement related to the private placement of the PIPE Securities, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the PIPE Securities or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by ListCo, ARYA, the Company, the Placement Agent or any Non-Party Affiliate concerning ListCo, ARYA, the Company, the Placement Agent, any of its respective controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of ListCo, ARYA, the Company, the Placement Agent or any of ListCo’s, ARYA’s, the Company’s or the Placement Agent’s respective controlled affiliates or any family member of the foregoing.
14. Disclosure. ARYA shall on the first (1st) business day following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that ARYA has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the actual knowledge of ARYA, the Investor shall not be in possession of any material, non-public information received from ARYA, the Company or any of their officers, directors, or employees or agents, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with ARYA, the Company, the Placement Agents or any of their affiliates, relating to the transactions contemplated by this Subscription Agreement, the Warrant Agreement, the Other Subscription Agreements or the Transaction Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, ARYA shall not publicly disclose the name of the Investor or any of its affiliates or advisers or include the name of the Investor or any of its affiliates or advisers in any press release without the prior written consent of the Investor except as required by the federal securities law
Ann. J-18

or pursuant to other routine proceedings of regulatory authorities, or to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the rules and regulations of the Stock Exchange, in which case ARYA will provide Investor with prior written notice (including by e-mail) of such disclosure to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication that was approved by the Investor in accordance with this Section 14.
15. Several Obligations. The obligations of the Investor and each Other Investor in connection with the private placement are several and not joint, and Investor shall not be responsible in any way for the performance of the obligations of any Other Investor in connection with the private placement. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Investor or any Other Investor pursuant hereto or thereto, shall be deemed to constitute the Investor and Other Investor as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and Other Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby.
16. Non-Redemption Agreement. On the Closing Date, the Investor shall deliver evidence reasonably satisfactory to ListCo (i) that Investor purchased a certain amount of Class A Shares for an aggregate purchase price equal to the Subscription Amount (such shares, the “Investor ARYA Shares”), (ii) of the average per share purchase price for such Investor ARYA Shares (the “Average Purchase Price”), (iii) that it effectively holds such shares through the effective time of the closing of the Transaction, and (iv) that it has not tendered such shares for redemption. As of the Closing Date, the Investor represents and warrants that it has good, marketable and unencumbered title to the Investor ARYA Shares, free and clear of all liens, restrictions, charges, encumbrances, adverse claims, rights or proxies. The Investor and its affiliates agree (i) not to sell or transfer any of the Investor ARYA Shares prior to the effective time of the closing of the Transaction and (ii) not to redeem any Investor ARYA Shares in connection with the Transaction.
[SIGNATURE PAGES FOLLOW]
Ann. J-19

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.
Name of Investor:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which PIPE Securities are to be registered (if different):	Date: February , 2024

Investor’s EIN/SSN (as applicable):

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Email:	Email:
Number of Shares subscribed for: A number of Shares equal to (A) the product of (i) 120% and (ii) the sum of the Investor ARYA Shares and the Open Market Top Up Shares (as defined below), plus (B) the difference of Sponsor Promote Allocation Shares (as defined below) minus the Investor ARYA Shares. The “Open Market Top Up Shares” shall mean a number of Shares equal to (A) the quotient of the Subscription Amount divided by $10.00, minus (B) the quotient of the Subscription Amount divided by the Average Purchase Price.1
Number of Warrants subscribed for: A number of Warrants equal to the product of (i) 120% and (ii) the sum of the Investor ARYA Shares and the Open Market Top Up Shares (as calculated pursuant to the formula described above on this signature page).2
Sponsor Promote Allocation Shares: [•] (such number of shares, the “Sponsor Promote Allocation Shares”)
Subscription Amount: $[•]
[1]
For the avoidance of doubt, the number of Shares subscribed for by the Investor shall be yielded by the following calculation: X = (1.2*B) + C – D, whereby: X is the number of Shares subscribed for by the Investor; B is the sum of the Investor ARYA Shares plus the Open Market Top Up Shares (as calculated pursuant to the formula set forth below); C is the number of Sponsor Promote Allocation Shares, as set forth on this signature page; and D is the number of Investor ARYA Shares. “Open Market Top Up Shares” for purposes of the above calculation shall mean a number of Shares yielded by the following calculation: Y = (E/10) – (E/F), whereby: Y is the number Open Market Top Up Shares; E is the Subscription Amount, as set forth on this signature page; and F is the Average Purchase Price.

[2]
For the avoidance of doubt, the number of Warrants subscribed for by the Investor shall be yielded by the following calculation: Z = 1.2*B, whereby: Z is the number of Warrants subscribed for by the Investor; B is the sum of the Investor ARYA Shares plus the Open Market Top Up Shares (as calculated pursuant to the formula set forth in the footnote immediately above).

Ann. J-20

IN WITNESS WHEREOF, ListCo and ARYA have accepted this Subscription Agreement as of the date set forth below.
AJA HOLDCO, INC.

By:
	Name:	Adam Stone
	Title:	Chief Executive Officer

ARYA SCIENCES ACQUISITION CORP IV

By:
	Name:	Michael Altman
	Title:	Chief Financial Officer
Date: [•], 2024
Ann. J-21

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR
This Schedule must be completed by Investor and forms a part of the Subscription Agreement to which it is attached. Capitalized terms used and not otherwise defined in this Schedule have the meanings given to them in the Subscription Agreement. The Investor must check the applicable box in either Section A, Section B or Section C below.
A.	QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):
☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).
** OR **
B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):
1.
 ☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box below indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.
C.	AFFILIATE STATUS
(Please check the applicable box) INVESTOR:
☐	is:
☐	is not:
an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.
Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”
 ☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;
 ☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;
 ☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;
 ☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;
 ☐ Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;
 ☐ Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount
Ann. J-22

outstanding sixty (60) days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;
 ☐ Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;
 ☐ Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status, such as a General Securities Representative license (Series 7), a Private Securities Offerings Representative license (Series 82) and an Investment Adviser Representative license (Series 65);
 ☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or
 ☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.
This page should be completed by the Investor
and constitutes a part of the Subscription Agreement.
Ann. J-23

Exhibit A

Form of Warrant Agreement
(Intentionally omitted - Please see Annex L)
Ann. J-24

Annex K
Form of Subscription Agreement with Pre-Funded Warrant and Base Warrant

SUBSCRIPTION AGREEMENT
ARYA Sciences Acquisition Corp IV
51 Astor Place, 10th Floor
New York, New York 10002
Ladies and Gentlemen:
This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and between Aja Holdco, Inc., a Delaware corporation and prior to the Closing Date (as defined below), a wholly owned subsidiary of ARYA (“ListCo”), ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), and the undersigned subscriber (the “Investor”), in connection with the Business Combination Agreement, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among ListCo, ARYA, Aja Merger Sub 1, a Cayman Islands exempted company and prior to the Closing Date, a wholly owned subsidiary of ListCo (“ARYA Merger Sub”), Aja Merger Sub 2, a Delaware corporation and prior to the Closing Date, a wholly owned subsidiary of ListCo (“Company Merger Sub”) and Adagio Medical, Inc., a Delaware corporation (the “Company”), pursuant to which, among other things, ARYA Merger Sub will merge with and into ARYA and Company Merger Sub will merge with and into the Company, with ARYA and the Company surviving the mergers and ARYA and the Company becoming wholly owned subsidiaries of ListCo, on the terms and subject to the conditions set forth in the Transaction Agreement (the “Transaction”).
In connection with the Transaction, ListCo is seeking commitments from interested investors to purchase in a private placement, contingent upon, and substantially concurrently with the closing of the Transaction, (i) shares (the “Shares”) of ListCo’s common stock, par value $0.0001 per share (the “Common Stock”), (ii) pre-funded warrants each representing the right to purchase shares of Common Stock and to be represented by a warrant with the terms and conditions in the form attached hereto as Exhibit A (the “Pre-Funded Warrant Agreement”) and which will be executed and issued on the Closing Date (as defined below) (such warrants, the “Pre-Funded Warrants”) and (iii) warrants, each representing the right to purchase shares of Common Stock and to be represented by a warrant with the terms and conditions in the form attached hereto as Exhibit B (the “Warrant Agreement”) and which will be executed and issued on the Closing Date (such warrants, the “Warrants” and together with the Shares and Pre-Funded Warrants, the “PIPE Securities”). The shares of Common Stock underlying the Pre-Funded Warrants and the Warrants are herein after referred to as the “Warrant Shares.” On or about the date of this Subscription Agreement, the parties to this Subscription Agreement (other than the Investor) are entering into subscription agreements (the “Other Subscription Agreements,” and together with this Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Investors,” and together with the Investor, the “Investors”). The aggregate purchase price to be paid by the Investor for the PIPE Securities (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”
In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor, ARYA and ListCo acknowledges and agrees as follows:
1. Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from ListCo the number of PIPE Securities set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions set forth in this Subscription Agreement. The Investor acknowledges and agrees that ListCo reserves the right to accept or reject the Investor’s subscription for the PIPE Securities for any reason or for no reason, in whole or in part, at any time prior to its acceptance, and the same shall be deemed to be accepted by ListCo only when this Subscription Agreement is signed by a duly authorized person by or on behalf of ListCo; ListCo may do so in counterpart form. The Investor acknowledges and agrees that the PIPE Securities that will be purchased by the Investor and issued by ListCo on the terms and subject to the conditions set forth in this Subscription Agreement, or in the case of the Warrant Shares, on the terms and conditions set forth in each of the Pre-Funded Warrant Agreement and the Warrant Agreement, shall be securities of a Delaware corporation (and not, for the avoidance of doubt, securities of ARYA, a Cayman Islands exempted company).
Ann. K-1

2. Closing. The closing of the sale, purchase and issuance of the PIPE Securities contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur contingent upon, and substantially concurrent with the effectiveness of the Transaction (the date the Closing so occurs, the “Closing Date”). Upon delivery of written notice from (or on behalf of) ListCo to the Investor (the “Closing Notice”), that ListCo reasonably expects all conditions to the closing of the Transaction under the Transaction Agreement to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to ListCo, three (3) business days prior to the anticipated closing date specified in the Closing Notice, (i) the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by ListCo in the Closing Notice (which account shall not be an escrow account) and (ii) any other information that is reasonably requested in the Closing Notice in order for the PIPE Securities to be issued to the Investor, including, without limitation, the legal name of the person in whose name such securities are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable. On the Closing Date, ListCo shall issue a number of PIPE Securities to the Investor set forth on the signature page to this Subscription Agreement, including by delivering the executed Pre-Funded Warrant Agreement and the Warrant Agreement to the Investor, and subsequently cause the Shares to be registered in book entry form, free and clear of all liens (other than those arising under applicable securities laws), in the name of the Investor on ListCo’s share register; provided, however, that ListCo’s obligation to issue the PIPE Securities to the Investor is contingent upon ListCo having received the Subscription Amount in full accordance with this Section 2. In the event the Closing does not occur within two (2) business days of the anticipated Closing Date specified in the Closing Notice, ListCo shall promptly (but not later than three (3) business days thereafter) return the Subscription Amount to the Investor; provided that, unless this Subscription Agreement has been terminated pursuant to Section 9 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligation to purchase the PIPE Securities at the Closing upon the delivery by ListCo of a subsequent Closing Notice in accordance with this Section 2. For purposes of this Subscription Agreement, “business day” shall mean any day other than a Saturday, Sunday or a day on which commercial banking institutions in New York, New York are authorized or required to close for business.
3. Closing Conditions.
a. The obligation of the parties hereto to consummate the sale, purchase and issuance of the PIPE Securities pursuant to this Subscription Agreement is subject to the following conditions:
(i) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise enjoining, restraining or prohibiting consummation of (x) the sale, purchase and issuance of the PIPE Securities pursuant to this Subscription Agreement or (y) the Transaction; and
(ii) (A) all conditions precedent to the closing of the Transaction set forth in Article 6 of the Transaction Agreement shall have been satisfied (which shall be deemed satisfied if mutually determined by the applicable parties to the Transaction Agreement and other than those conditions under the Transaction Agreement that, by their nature are to be satisfied in connection with the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the sale, purchase and issuance of the PIPE Securities pursuant to this Subscription Agreement or the Other Subscription Agreements) or waived by the applicable parties to the Transaction Agreement as provided therein and (B) the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing.
b. The obligation of ListCo to consummate the sale and issuance of the PIPE Securities pursuant to this Subscription Agreement shall be subject to the conditions (which may be waived in writing (email being sufficient) by ListCo with the prior written consent of ARYA (not to be unreasonably withheld, conditioned or delayed)) that (i) all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects at and as of the Closing Date (except for (i) those representations and warranties qualified by materiality, which shall be true and correct in all respects as of the Closing Date and (ii) those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects (or, if qualified by materiality, in all respects) as of such specified earlier date) and (ii) all obligations, covenants and agreements of the Investor required to be performed by it at or prior to the Closing shall have been performed in all material respects.
Ann. K-2

The obligation of the Investor to consummate the purchase of the PIPE Securities pursuant to this Subscription Agreement shall be subject to the conditions (which may be waived in writing (email being sufficient) by the Investor) that (i) all representations and warranties of ListCo and ARYA contained in this Subscription Agreement shall be true and correct in all material respects at and as of the Closing Date (other than (A) representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects and (B) those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects (or, if qualified by materiality, in all respects) as of such specified earlier date); (ii) ListCo and ARYA shall have performed, satisfied and complied in all material respects with all obligations, covenants, agreements and conditions required by the Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and (iii) the Shares acquired hereunder shall have been approved for listing by the Stock Exchange (as defined below).
4. Further Assurances. At or prior to the Closing, the parties hereto shall execute and deliver, or cause to be executed and delivered, such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.
5. ListCo Representations and Warranties. ListCo represents and warrants to the Investor that:
a. ListCo is duly incorporated and validly existing as a corporation in good standing under the laws of the State of Delaware. ListCo has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.
b. As of the Closing Date, the Shares, the Warrants, the Pre-Funded Warrants and the Warrant Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, or the Pre-Funded Warrant Agreement or the Warrant Agreement, as applicable, such Shares or Warrant Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under ListCo’s certificate of incorporation or bylaws (each, as amended on the Closing Date) or under the General Corporation Law of the State of Delaware or under any agreement or instrument to which ListCo is a party. As of the Closing Date, the Warrant Shares will have been duly reserved for issuance in an amount of duly authorized shares of Common Stock that is equal to the number of Warrant Shares issuable upon the initial exercise of the Pre-Funded Warrants and the Warrants. ListCo shall keep such number of shares of Common Stock as necessary to satisfy the exercise of the Pre-Funded Warrants at all times reserved for issuance until the exercise of the Pre-Funded Warrants in full. ListCo shall keep such number of shares of Common Stock as necessary to satisfy the exercise of the Warrants at all times reserved for issuance until the earlier of the exercise of the Warrants in full or the expiration of the Warrants in accordance with their respective terms. The Warrant Shares issued upon the exercise of any Pre-Funded Warrant or Warrant will be validly issued, fully paid and non-assessable. On the Closing Date, each of the Pre-Funded Warrant Agreement and the Warrant Agreement will be duly authorized, and when executed and delivered by ListCo, will constitute the valid and binding agreement of ListCo and will be enforceable against ListCo in accordance with their respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
c. This Subscription Agreement has been duly authorized, validly executed and delivered by ListCo and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor and ARYA, this Subscription Agreement is enforceable against ListCo in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
d. The sale and issuance of the PIPE Securities and the compliance by ListCo with all of the provisions of this Subscription Agreement, the Pre-Funded Warrant Agreement and the Warrant Agreement, and the consummation of the transactions contemplated herein, including the issuance of the Warrant Shares, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of ListCo or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan
Ann. K-3

agreement, lease, license or other agreement or instrument to which ListCo or any of its subsidiaries is a party or by which ListCo or any of its subsidiaries is bound or to which any of the property or assets of ListCo or any of its subsidiaries is subject that would reasonably be expected to have a material adverse effect on the validity of the PIPE Securities, including the Warrant Shares, or legal authority of ListCo to comply in all material respects with the terms of this Subscription Agreement, the Pre-Funded Warrant Agreement, the Warrant Agreement or the Transaction (a “ListCo Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of ListCo; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over ListCo or any of its properties that would reasonably be expected to have a ListCo Material Adverse Effect.
e. As of the date of this Subscription Agreement, the authorized share capital of ListCo (excluding the PIPE Securities) consists of one thousand (1,000) shares of Common Stock and the issued share capital of ListCo consists of one (1) share of Common Stock, which (A) has been duly authorized, validly issued, fully paid and nonassessable, (B) has been issued in compliance with applicable law and (C) has not been issued in breach or violation of any preemptive rights or contract. Immediately following the Closing, all of the issued and outstanding shares of Common Stock shall (A) be, or have been duly authorized, validly issued, fully paid and nonassessable, (B) have been issued in compliance with applicable law and (C) not have been issued in breach or violation of any preemptive rights or contract. There are no shareholder agreements, voting trusts or other agreements or understandings to which ListCo is a party or by which it is bound relating to the voting of any securities of ListCo, other than (1) as set forth in the SEC Reports (as defined below) and (2) as contemplated by the Transaction Agreement. Except as set forth above and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from ListCo any equity interests in ListCo, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, ListCo has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated.
f. Assuming the accuracy of the representations and warranties of the Investor, ListCo is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by ListCo of this Subscription Agreement (including, without limitation, the issuance by ListCo of the PIPE Securities or any Warrant Shares), other than (i) filings with the U.S Securities Exchange Commission (the “SEC”), (ii) filings required by applicable state securities laws, (iii) filings required by Nasdaq, or such other applicable stock exchange on which ListCo’s common equity will be listed (the “Stock Exchange”), (iv) those required to consummate the Transaction as provided under the Transaction Agreement, and (v) those of which the failure to obtain would not be reasonably likely to have a ListCo Material Adverse Effect.
g. As of the date hereof, there is no suit, action, proceeding or investigation pending or, to the knowledge of ListCo, threatened against ListCo by the Stock Exchange or the SEC, respectively, to prohibit the listing of the Shares and Warrant Shares, or the registration of, when issued in connection with the closing of the Transaction, the Shares and Warrant Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
h. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 7, no registration under the Securities Act of 1933, as amended (the “Securities Act”) is required for the offer and sale of the PIPE Securities by ListCo to the Investor hereunder. The PIPE Securities (i) were not offered to the Investor by any form of general solicitation or general advertising and (ii) are not being offered to the Investor in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
i. Except for such matters as have not had and would not be reasonably likely to have a ListCo Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of ListCo, threatened against ListCo or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against ListCo.
Ann. K-4

j. ListCo has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the PIPE Securities, and ListCo is not under any obligation to pay any broker’s fee or commission in connection with the sale of the PIPE Securities other than to the Placement Agent at Closing.
k. ListCo acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares and Warrant Shares may be pledged by Investor in connection with a bona fide margin agreement, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and the Investor effecting a pledge of the Shares and Warrant Shares shall not be required to provide ListCo with any notice thereof; provided, however, that neither ListCo, ARYA, the Company or their respective counsels shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Shares and Warrant Shares are not subject to any contractual prohibition on pledging or lock up, the form of such acknowledgment to be subject to review and comment by ListCo in all respects.
l. Other than the Other Subscription Agreements, the Transaction Agreement and any other agreement contemplated by the Transaction Agreement, as of the date hereof, ListCo has not entered into any side letter or similar agreement with any Other Investor or any other investor in connection with such Other Investor’s or investor’s direct or indirect investment in ListCo (other than any side letter or similar agreement relating to the transfer to any investor of securities to be issued to the direct or indirect securityholders of the Company pursuant to the Transaction Agreement). Notwithstanding the foregoing, the parties acknowledge that ListCo may enter into additional subscription agreements after the date hereof; provided, however, that if any such agreement is with respect to equity financing, then any such agreement shall be on substantially the same terms and at an effective offering price no less than as provided for pursuant to this Subscription Agreement. The Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement.
6. ARYA Representations and Warranties. ARYA represents and warrants to the Investor that:
a. ARYA has been duly incorporated and is validly existing as an exempted company under the laws of the Cayman Islands, in good standing under the laws of the Cayman Islands, with power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.
b. This Subscription Agreement has been duly authorized, validly executed and delivered by ARYA and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor and ListCo, this Subscription Agreement is enforceable against ARYA in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.
c. As of the date hereof, the authorized share capital of ARYA consists of (i) 479,000,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), (ii) 20,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B Shares” and together with the Class A Shares, the “ARYA Ordinary Shares”), and (iii) 1,000,000 preference shares, par value $0.0001 per share (the “Preference Shares”). As of the date of this Subscription Agreement, (i) no Preference Shares are issued and outstanding, (ii) 4,189,831 Class A Shares are issued and outstanding, and (iii) 3,737,500 Class B Shares are issued and outstanding. All issued and outstanding Class A Shares and Class B Shares are fully paid and nonassessable, as such term or similar concept may be applicable to a Cayman Islands exempted company, have been duly authorized and validly issued and issued in compliance with applicable law and have not been issued in breach or violation of any preemptive rights or contract. There are no shareholder agreements, voting trusts or other agreements or understandings to which ARYA is a party or by which it is bound relating to the voting of any securities of ARYA, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Transaction Agreement. Except as set forth above and pursuant to the Other Subscription Agreements, the Transaction Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from ARYA any Class A Shares, Class B Shares or other equity interests
Ann. K-5

in ARYA, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, ARYA has no subsidiaries, other than ListCo, ARYA Merger Sub and Company Merger Sub, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated.
d. A copy of each form, report, statement, schedule, proxy and other document filed by ARYA with the SEC on or prior to the Closing Date (the “SEC Reports”) is available to the Investor (including via the SEC’s EDGAR system). ARYA has timely filed the SEC Reports with the SEC through the date hereof (after giving effect to any applicable grace period). As of their respective filing dates, all SEC Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Reports. None of the SEC Reports filed under the Exchange Act (except to the extent that information contained in any SEC Report has been superseded by a later timely filed SEC Report) contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of ARYA included in the SEC Reports, as applicable, comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing, or, if amended, as of the date of such amendment, and fairly present in all material respects the financial position of ARYA as of and for the dates thereof and the results of operations and cash flows for the periods presented, subject to (i) in the case of unaudited statements, to normal, year-end audit adjustments, and such consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”) (except as may be disclosed therein or in the notes thereto, and except that the unaudited financial statements may not contain all footnotes required by GAAP), and (ii) changes to historical accounting policies of ARYA in connection with any order, directive, guideline, comment or recommendation from the SEC that is applicable to ARYA. There are no outstanding or unresolved comments in comment letters from the staff of the SEC with respect to any of the SEC Reports. For the avoidance of doubt, any restatement of the financial statements of ARYA and any amendments to previously filed SEC Reports or delays in filing SEC Reports, in connection with any guidance from the SEC following the date of this Subscription Agreement, shall not be deemed to constitute a breach of this Section 6(d). Additionally, for avoidance of doubt, any amendment or modification of any SEC Report (or any agreement filed as an exhibit to any SEC Report) from its initial filing date in a subsequent filing shall not be deemed to constitute a breach of this Section 6(d).
e. The sale and issuance of the PIPE Securities and the compliance by ARYA with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein, including the issuance of the Warrant Shares, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of ARYA or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which ARYA or any of its subsidiaries is a party or by which ARYA or any of its subsidiaries is bound or to which any of the property or assets of ARYA or any of its subsidiaries is subject that would reasonably be expected materially affect or legal authority of ARYA to comply in all material respects with the terms of this Subscription Agreement or the Transaction (an “ARYA Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of ARYA; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over ARYA or any of its properties that would reasonably be expected to have a Material Adverse Effect.
f. Assuming the accuracy of the representations and warranties of the Investor, ARYA is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by ARYA of this Subscription Agreement (including, without limitation, the issuance by ListCo of the PIPE Securities or any Warrant Shares), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) filings required by the Stock Exchange, (iv) those required to consummate the Transaction as provided under the Transaction Agreement, and (v) those of which the failure to obtain would not be reasonably likely to have a Material Adverse Effect.
Ann. K-6

g. Other than the Placement Agent, ARYA has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the PIPE Securities, and ARYA is not under any obligation to pay any broker’s fee or commission in connection with the sale of the PIPE Securities other than to the Placement Agent.
h. Other than the Other Subscription Agreements, the Transaction Agreement and any other agreement contemplated by the Transaction Agreement, ARYA has not entered into any side letter or similar agreement with any Other Investor or any other investor in connection with such Other Investor’s or investor’s direct or indirect investment in ARYA (other than any side letter or similar agreement relating to the transfer to any investor of securities to be issued to the direct or indirect securityholders of the Company pursuant to the Transaction Agreement). The Other Subscription Agreements have not been amended or modified in any material respect following the date of this Subscription Agreement.
i. The issued and outstanding Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Stock Exchange. Except for such matters as have not had and would not be reasonably likely to have a Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of ARYA, threatened against ARYA or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against ARYA.
7. Investor Representations and Warranties. The Investor represents and warrants to ListCo and ARYA that:
a. The Investor, or each of the funds managed by or affiliated with the Investor for which the Investor is acting as nominee, as applicable, (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8), (9), (12) or (13) of Regulation D under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A hereto, (ii) is acquiring the PIPE Securities only for its own account and not for the account of others, or if the Investor is subscribing for the PIPE Securities as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), and the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the PIPE Securities with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or any securities laws of the United States or any other jurisdiction. The Investor shall provide the requested information set forth on Schedule A following the signature page hereto and the information contained therein is accurate and complete. The Investor is not an entity formed for the specific purpose of acquiring the PIPE Securities. The term “affiliate” or “affiliated” as used in this Subscription Agreement shall mean, with respect to any individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity, or governmental entity (a “person”), any other person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person. The term “control” as used in this Subscription Agreement shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
b. The Investor acknowledges and agrees that the PIPE Securities and Warrant Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the offer and sale of the PIPE Securities and Warrant Shares have not been registered under the Securities Act or any other applicable securities laws. The Investor acknowledges and agrees that the PIPE Securities and Warrant Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to ListCo or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any book entries representing the PIPE Securities and Warrant Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the PIPE Securities and Warrant Shares will be subject to transfer restrictions and, as a result of these transfer
Ann. K-7

restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the PIPE Securities or Warrant Shares and may be required to bear the financial risk of an investment in the PIPE Securities and Warrant Shares for an indefinite period of time. The Investor acknowledges and agrees that the PIPE Securities and Warrant Shares will not immediately be eligible for offer, resale, transfer or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”). The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge, transfer or disposition of any of the PIPE Securities or Warrant Shares.
c. The Investor acknowledges and agrees that the Investor is purchasing the PIPE Securities directly from ListCo. The Investor further acknowledges that there have not been, and the Investor hereby agrees that it is not relying on, representations, warranties, covenants and agreements made to the Investor by or on behalf of ListCo, ARYA, the Company, Jefferies LLC (Jefferies LLC and any of its respective affiliates, the “Placement Agent”), any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of ListCo expressly set forth in Section 5 and ARYA expressly set forth in Section 6 of this Subscription Agreement.
d. The Investor’s acquisition and holding of the PIPE Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.
e. The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the PIPE Securities, including, without limitation, with respect to ARYA, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that it has reviewed the SEC Reports. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and the Investor’s professional advisor(s), if any, deemed necessary to make an investment decision with respect to the PIPE Securities.
f. The Investor became aware of this offering of the PIPE Securities solely by means of direct contact between the Investor, ARYA, ListCo or the Company or a representative of ARYA, ListCo or the Company, and the PIPE Securities were offered to the Investor solely by direct contact between the Investor and ARYA, ListCo or the Company or a representative of ListCo, ARYA or the Company. The Investor did not become aware of this offering of the PIPE Securities, nor were the PIPE Securities offered to the Investor, by any other means and none of ListCo, ARYA, the Company, the Placement Agent or their respective representatives or any person acting on behalf of any of them acted as investment advisor, broker or dealer to the Investor. The Investor acknowledges that the PIPE Securities (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, ListCo, ARYA, the Company, the Placement Agent, any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of ListCo and ARYA contained in Section 5 and Section 6 of this Subscription Agreement, in making its investment or decision to invest in ListCo.
g. The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the PIPE Securities, including, without limitation, those set forth in the SEC Reports. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the PIPE Securities, and the Investor has had an opportunity to seek, and has sought such accounting, legal, business and tax advice as the Investor has considered necessary to make an informed investment decision and the Investor has made its own assessment and satisfied itself concerning relevant tax and other economic considerations relative to its purchase of the PIPE Securities. The Investor (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the PIPE Securities. The Investor understands and acknowledges that the purchase and sale of the PIPE Securities hereunder meets (i) the
Ann. K-8

exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).The Investor will not look to the Placement Agent for all or part of any such loss or losses the Investor may suffer, is able to sustain a complete loss on its investment in the PIPE Securities, has no need for liquidity with respect to its investment in the PIPE Securities and has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the PIPE Securities.
h. Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the PIPE Securities and determined that the PIPE Securities are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in ListCo. The Investor acknowledges specifically that a possibility of total loss exists.
i. In making its decision to purchase the PIPE Securities, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of the Placement Agent or any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning ListCo, the Company, the Transaction, the Transaction Agreement, this Subscription Agreement, the Pre-Funded Warrant Agreement, the Warrant Agreement or the transactions contemplated hereby or thereby, the PIPE Securities or the offer and sale of the PIPE Securities.
j. The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the PIPE Securities or made any findings or determination as to the fairness of this investment.
k. The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.
l. The execution, delivery and performance by the Investor of this Subscription Agreement and the transactions contemplated herein are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not conflict with or violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. (A) The signature on this Subscription Agreement is genuine, (B) the signatory of this Subscription Agreement, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, (C) this Subscription Agreement has been duly executed and delivered by the Investor or the investment advisor to which the Investor has delegated decision making authority over investments and (D) this Subscription Agreement constitutes assuming that the Subscription Agreement, the Pre-Funded Warrant Agreement and the Warrant Agreement constitute the valid and binding agreement of ARYA and ListCo, a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
m. The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC Lists; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of Cuba, Iran, North Korea, Russia, Syria, the Crimea, Donetsk or Luhansk regions of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly
Ann. K-9

to a non-U.S. shell bank (each, a “Prohibited Investor”). The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including, without limitation, the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the PIPE Securities and any Warrant Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.
n. The Investor acknowledges that no disclosure or offering document has been prepared by the Placement Agent in connection with the offer and sale of the PIPE Securities.
o. The Investor acknowledges that neither the Placement Agent, nor any of its respective affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to ListCo, ARYA, the Company or its subsidiaries or any of their respective businesses, or the PIPE Securities or the accuracy, completeness or adequacy of any information supplied to the Investor by ListCo, ARYA or the Company, as applicable.
p. The Investor has or has commitments to have and, when required to deliver payment to ListCo pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the sale, purchase and issuance of the PIPE Securities pursuant to this Subscription Agreement.
q. The Investor does not have, as of the date hereof, and during the thirty (30) day period immediately prior to the date hereof such Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of ARYA. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the PIPE Securities covered by this Subscription Agreement.
r. The Investor is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of ARYA (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than a group consisting solely of the Investor and its affiliates.
s. The Investor acknowledges and agrees that the Placement Agent (a) is acting solely in its capacity as placement agent with respect to the issuance and sale of the PIPE Securities pursuant to this Subscription Agreement and the Other Subscription Agreements, is not acting as an underwriter, initial purchaser, dealer, financial advisor, fiduciary or in any other capacity and is not and shall not be construed as a fiduciary to the Investor, ListCo, ARYA or any other person or entity in connection with this offering of the PIPE Securities or the Transaction; (b) has not made and will not make any representation or warranty, whether express or implied, of any kind or character to the Investor and has not provided any advice or recommendation in connection with this offering of the PIPE Securities or the Transaction; (c) will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the offering of the PIPE Securities, the Transaction or any of the documents furnished pursuant thereto or in connection therewith or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning ListCo, this offering of PIPE Securities, or the Transaction.
t. The Investor acknowledges and is aware that the Placement Agent is acting as ARYA’s Placement Agent and Jefferies LLC is acting as capital markets advisor to ARYA.
Ann. K-10

u. The Investor acknowledges and agrees that no Placement Agent shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Investor, ListCo, ARYA or any other person or entity), whether in contract, tort or otherwise, to the Investor, or to any person claiming through the Investor, in respect of this offering of the PIPE Securities or the Transaction.
8. Registration Rights.
a. In the event that the Shares and the Warrant Shares (such securities, the “PIPE Registrable Securities”) are not registered in connection with the consummation of the Transaction, ListCo agrees that, within forty-five (45) calendar days after the consummation of the Transaction (the “Filing Date”), it will file with the SEC (at its sole cost and expense) a registration statement (the “Registration Statement”) registering the resale of the PIPE Registrable Securities, and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) ninety (90) calendar days after the filing thereof (or one hundred-twenty (120) calendar days after the filing thereof if the SEC notifies ListCo that it will “review” the Registration Statement) following the Filing Date and (ii) ten (10) business days after ListCo is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. ListCo agrees to cause such Registration Statement, or another shelf registration statement that includes the PIPE Registrable Securities to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (i) the date that is five years and six months following the Closing, (ii) the date on which the Investor ceases to hold any PIPE Registrable Securities or any Pre-Funded Warrants or Warrants issued pursuant to this Subscription Agreement, or (iii) on the first date on which the Investor is able to sell all of its PIPE Registrable Securities issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 within 90 days without the public information, volume or manner limitations of such rule. Notwithstanding the foregoing, if the SEC prevents ListCo from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the PIPE Registrable Securities by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of PIPE Registrable Securities which is equal to the maximum number of PIPE Registrable Securities as is permitted by the SEC. In such event, the number of PIPE Registrable Securities to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. In no event shall the Investor be identified as a statutory underwriter in the Registration Statement unless in response to a comment or request from the staff of the SEC or another regulatory agency; provided, however, that if the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw from the Registration Statement. The Investor agrees to disclose its ownership to ListCo upon request to assist it in making the determination described above. If the PIPE Registrable Securities are eligible to be sold under Rule 144 within 90 days without the public information, volume or manner limitations of such rule, or the Registration Statement covering the resale of the PIPE Registrable Securities is effective (and the Investor and its broker provide ListCo and its transfer agent with customary representations and other documentation reasonably acceptable to ListCo and its transfer agent in connection therewith), then at the Investor’s request, ListCo will use commercially reasonable efforts to cause its transfer agent to remove the restrictive legend described in Section 7(b) from the PIPE Registrable Securities. For as long as the Registration Statement shall remain effective pursuant to this Section 8(a), ListCo will use commercially reasonable efforts to (1) qualify the PIPE Registrable Securities for listing on the Stock Exchange and (2) update or amend the Registration Statement as necessary to include the Shares sold hereby for resale. For as long as the Investor holds the PIPE Registrable Securities, ListCo will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the Investor to resell the PIPE Registrable Securities pursuant to the Registration Statement or Rule 144 (when Rule 144 becomes available to the Investor), as applicable. ListCo may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form S-3 at such time after ListCo becomes eligible to use such Form S-3. The Investor acknowledges and agrees that ListCo may suspend the use of any such Registration Statement if it determines that in order for such Registration Statement not to contain a material misstatement or omission, an amendment thereto would be needed, if such filing would require the inclusion, in such Registration Statement, of financial statements that are unavailable to ListCo for reasons beyond ListCo’s control or use could materially affect a bona fide business or financing transaction of ListCo or would require premature disclosure of information that would adversely affect ListCo and that would at that time not
Ann. K-11

otherwise be required in a current, quarterly, or annual report under the Exchange Act; provided, that (i) ListCo shall not so delay filing or so suspend the use of a registration statement for a period of more than ninety (90) consecutive days or more than a total of one hundred and eighty (180) calendar days, in each case in any three hundred and sixty (360) day period and (ii) ListCo shall use commercially reasonable efforts to make such Registration Statement available for the sale by the Investor of such securities as soon as practicable thereafter. ListCo’s obligations to include the PIPE Registrable Securities issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to ListCo such information regarding the Investor, the securities of ListCo held by the Investor and the intended method of disposition of such PIPE Registrable Securities, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by ListCo to effect the registration of such PIPE Registrable Securities, and shall execute such documents in connection with such registration as ListCo may reasonably request that are customary of a selling stockholder in similar situations.
b. ListCo shall advise the Investor within two (2) business days (at ListCo’s expense): (i) when a Registration Statement or any post-effective amendment thereto has become effective; (ii) of any request by the SEC for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (iv) of the receipt by ListCo of any notification with respect to the suspension of the qualification of the PIPE Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (v) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading. Upon receipt of any written notice from ListCo (which notice shall not contain any material non-public information regarding ListCo) of the happening of any event contemplated in clauses (ii) through (v) above during the period that the Registration Statement is effective or if as a result of the occurrence of such event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Investor agrees that (1) it will immediately discontinue offers and sales of the PIPE Registrable Securities under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Investor receives copies of a supplemental or amended prospectus (which ListCo agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by ListCo that it may resume such offers and sales, and (2) it will maintain the confidentiality of any information included in such written notice delivered by ListCo except (A) for disclosure to the Investor’s employees, agents and professional advisers who need to know such information and are obligated to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners who have agreed to keep such information confidential and (C) as required by law or subpoena. ListCo shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. Upon the occurrence of any event contemplated in clauses (ii) through (v) above, except for such times as ListCo is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, ListCo shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the PIPE Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.
c. Indemnification.
(i) ListCo agrees to indemnify and hold harmless, to the extent permitted by law, the Investor, its directors, and officers, employees, and agents, and each person who controls the Investor (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Investor (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented attorneys’ fees) caused by any untrue or alleged
Ann. K-12

untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to ListCo by or on behalf of the Investor expressly for use therein.
(ii) The Investor agrees, severally and not jointly with any other person that is a party to the Other Subscription Agreements, to indemnify and hold harmless ListCo, its directors and officers and agents and each person who controls ListCo (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of the Investor expressly for use therein. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by such Investor upon the sale of the PIPE Registrable Securities giving rise to such indemnification obligation.
(iii) Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which (1) cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement), (2) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation, or (3) contains any statement of fault or culpability.
(iv) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the PIPE Registrable Securities.
(v) If the indemnification provided under this Section 8(c) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8(c) from any person who was not guilty
Ann. K-13

of such fraudulent misrepresentation. In no event shall the liability of the Investor pursuant to this Section 8(c)(v) be greater in amount than the dollar amount of the net proceeds received by such Investor upon the sale of the PIPE Registrable Securities giving rise to such indemnification obligation, and such obligations of the Investor shall be several and not joint.
9. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) ListCo’s notification to the Investor in writing that it has, with the written consent of the Company, abandoned its plans to move forward with the Transaction and/or terminated the Investor’s obligations with respect to the subscription without the delivery of the Shares having occurred, and (d) the delivery of a notice of termination of this Subscription Agreement by the Investor to ListCo and ARYA on the Termination Date (as defined in the Transaction Agreement), if the Closing has not occurred by the Termination Date (provided, that the right to terminate this Subscription Agreement pursuant to this clause (d) shall not be available to the Investor if the Investor’s breach of any of its covenants or obligations under this Subscription Agreement (or if an affiliate of the Investor is an Other Investor, and such Other Investor’s breach of any of its covenants or obligations under an Other Subscription Agreement), either individually or in the aggregate, shall have proximately caused the failure of the consummation of the Transaction on or before the Termination Date) (the termination events described in clauses (a)–(d) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful and material breach of any covenant, agreement, obligation, representation or warranty hereunder prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful and material breach. ListCo shall notify the Investor of the termination of the Transaction Agreement as promptly as practicable after the termination of the Transaction Agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to ListCo in connection herewith shall promptly (and in any event within one (1) business day) following the Termination Event be returned to the Investor.
10. Trust Account Waiver. The Investor acknowledges that ARYA is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving ARYA and one or more businesses or assets. The Investor further acknowledges that, as described in ARYA’s final prospectus relating to its initial public offering dated February 25, 2021 (the “Final Prospectus”) available at www.sec.gov, substantially all of ARYA’s assets consist of the cash proceeds of ARYA’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of ARYA, its public shareholders and the underwriters of ARYA’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to ARYA to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Final Prospectus. For and in consideration of ARYA entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor, on behalf of itself and its representatives, hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account (or distributions therefrom to ARYA’s public shareholders or to the underwriters of ARYA’s initial public offering in respect of their deferred underwriting commissions held in the Trust Account), and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement or the transactions contemplated hereby regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability; provided, however, that nothing in this Section 10 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of publicly traded Class A Shares acquired in an open market transaction, pursuant to a validly exercised redemption right with respect to any such Class A Shares, in accordance with ARYA’s Amended and Restated Memorandum and Articles of Association, as amended in connection with the shareholder meeting of ARYA on February 28, 2023 and as may be subsequently amended from time to time, and the Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and ARYA, dated March 2, 2021, except to the extent that the Investor has otherwise agreed in writing with ListCo, ARYA, the Company or any of their respective affiliates to not exercise such redemption right.
Ann. K-14

11. Miscellaneous.
a. Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the PIPE Securities acquired hereunder and the rights set forth in Section 8 solely in connection with a transfer of such PIPE Securities (other than a transfer in connection with a sale pursuant to either an effective registration statement or under Rule 144), if any) may be transferred or assigned. Notwithstanding the foregoing, after notifying ListCo, Investor may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Investor) or, with the Company’s prior written consent, to another person, provided that no such assignment shall relieve Investor of its obligations hereunder if any such assignee fails to perform such obligations.
b. ListCo may request from the Investor such additional information as ListCo may deem necessary to register the resale of the PIPE Registrable Securities and evaluate the eligibility of the Investor to acquire the PIPE Securities, and the Investor shall provide any such information as may be reasonably requested. Without limiting the generality of the foregoing or any other covenants or agreements in this Subscription Agreement, the Investor acknowledges that ListCo and ARYA may file a copy of this Subscription Agreement, the Pre-Funded Warrant Agreement and the Warrant Agreement with the SEC as an exhibit to a periodic report or a registration statement of ListCo or ARYA.
c. The Investor acknowledges that ListCo, ARYA, the Company, the Placement Agent and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement, including Schedule A hereto. Prior to the Closing, the Investor agrees to promptly notify ListCo, ARYA, the Company and the Placement Agent in writing if any of the acknowledgments, understandings, agreements, representations or warranties set forth in Section 7 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify ListCo, ARYA, the Company and the Placement Agent if they are no longer accurate in any respect). The Investor acknowledges and agrees that each purchase by the Investor of PIPE Securities from ListCo will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein by the Investor as of the time of such purchase.
d. The Investor agrees that, from the date hereof until the Closing or the earlier termination of this Subscription Agreement, none of the Investor or any person or entity acting on behalf of the Investor or pursuant to any understanding with the Investor will engage in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or similar instrument, including without limitation equity repurchase agreements and securities lending arrangements, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale, loan, pledge or other disposition or transfer (whether by the Investor or any other person), in each case, solely to the extent it has the same economic effect as a “short sale” (as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act), of any economic consequences of ownership (excluding, for the avoidance of doubt, any consequences resulting solely from foreign exchange fluctuations), in whole or in part, directly or indirectly, physically or synthetically, of any PIPE Securities or any securities of ARYA prior to the Closing, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of securities of ARYA, in cash or otherwise, or to publicly disclose the intention to undertake any of the foregoing; provided, however, that the provisions of this Section 11(d) shall not apply to long sales (including sales of securities held by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates prior to the date hereof and securities purchased by the Investor in the open market after the date hereof) other than those effectuated through derivative transactions and similar instruments. Notwithstanding the foregoing, nothing in this Section 11(d) (i) shall prohibit any entities under common management with the Investor that have no knowledge (constructive or otherwise) of this Subscription Agreement or of Investor’s participation in the transactions contemplated hereby from entering into any of the transactions set forth in the first sentence of this Section 11(d); and (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers or desks manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the
Ann. K-15

portfolio managers managing other portions of such Investor’s assets, this Section 11(d) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the PIPE Securities covered by this Subscription Agreement.
e. ListCo, ARYA and the Placement Agent are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 11(e) shall not give the Placement Agent any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of ListCo or ARYA set forth in this Subscription Agreement.
f. All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
g. This Subscription Agreement may not be terminated other than pursuant to the terms of Section 9 above. The provisions of this Subscription Agreement may not be modified, amended or waived except by an instrument in writing, signed by each of the parties hereto; provided, however, that no modification, amendment or waiver by ListCo of the provisions of this Subscription Agreement shall be effective without the prior written consent of ARYA (other than modifications, amendments or waivers that are solely ministerial in nature or otherwise immaterial and, in each case, do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of either party hereto in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
h. This Subscription Agreement (including, without limitation, the schedule hereto and each of the Pre-Funded Warrant Agreement and the Warrant Agreement attached hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 3(b), Section 7, Section 9, Section 11(c), Section 11(e), Section 11(g), this Section 11(h) and the last sentence of Section 11(l) with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.
i. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
j. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
k. This Subscription Agreement may be executed and delivered in one or more counterparts (including, without limitation, by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
l. The parties hereto acknowledge and agree that irreparable damage would occur if any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of
Ann. K-16

damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to seek to specifically enforce the Investor’s obligations to fund the Subscription Amount, ListCo’s obligations under this Subscription Agreement and the provisions of the Subscription Agreement of which the Company is an express third party beneficiary, in each case, on the terms and subject to the conditions set forth herein.
m. Any notice or communication required or permitted hereunder to be given to the Investor shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice given hereunder:
(i)	if to the Investor, to such address or addresses set forth on the signature page hereto;

(ii)	if to ARYA or ListCo, to:
c/o ARYA Sciences Acquisition Corp IV
51 Astor Place, 10th Floor
New York, NY 10003
	Attention:	Michael Altman
Konstantin Poukalov
	E-mail:	Michael@perceptivelife.com
Konstantin@perceptivelife.com

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
	Attn:	Peter Seligson
Mathieu Kohmann
	Email:	peter.seligson@kirkland.com
mathieu.kohmann@kirkland.com
n. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF) AS TO ALL MATTERS (INCLUDING ANY ACTION, SUIT, LITIGATION, ARBITRATION, MEDIATION, CLAIM, CHARGE, COMPLAINT, INQUIRY, PROCEEDING, HEARING, AUDIT, INVESTIGATION OR REVIEWS BY OR BEFORE ANY GOVERNMENTAL ENTITY RELATED HERETO), INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE CHANCERY COURT OF THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH
Ann. K-17

DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 11(N) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.
EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11(N).
o. The Investor hereby acknowledges that the Placement Agent and/or its respective affiliates may now or in the future own securities of ARYA and/or purchase securities in the Transaction.
12. Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agent, any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of ListCo expressly contained in Section 5 and ARYA expressly contained in Section 6 of this Subscription Agreement, in making its investment or decision to invest in ListCo. The Investor acknowledges and agrees that none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the PIPE Securities (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agent, its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, or (iii) any other party to the Transaction Agreement or any Non-Party Affiliate, shall have any liability to the Investor, or to any other investor, pursuant to, arising out of or relating to this Subscription Agreement or any other subscription agreement related to the private placement of the PIPE Securities, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the PIPE Securities or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by ListCo, ARYA, the Company, the Placement Agent or any Non-Party Affiliate concerning ListCo, ARYA, the Company, the Placement Agent, any of its respective controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this
Ann. K-18

Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of ListCo, ARYA, the Company, the Placement Agent or any of ListCo’s, ARYA’s, the Company’s or the Placement Agent’s respective controlled affiliates or any family member of the foregoing.
14. Several Obligations. The obligations of the Investor and each Other Investor in connection with the private placement are several and not joint, and Investor shall not be responsible in any way for the performance of the obligations of any Other Investor in connection with the private placement. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Investor or any Other Investor pursuant hereto or thereto, shall be deemed to constitute the Investor and Other Investor as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and Other Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby.
15. Disclosure. ListCo shall, by 5:30 p.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transaction. Notwithstanding anything in this Subscription Agreement to the contrary, ListCo shall not (i) publicly disclose the name of the Investor or any of its affiliates or advisers or include the name of the Investor or any of its affiliates or advisers in any press release without the prior written consent of the Investor except as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, or to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of the Stock Exchange, in which case ListCo will provide Investor with prior written notice (including by e-mail) of such disclosure under this clause (i), or (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication that was approved by the Investor in accordance with this Section 15.
[SIGNATURE PAGES FOLLOW]
Ann. K-19

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.
Name of Investor:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which PIPE Securities are to be registered (if different):	Date: , 2024

Investor’s EIN/SSN (as applicable):

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Email:	Email:

Number of Shares subscribed for:

Number of Pre-Funded Warrants subscribed for:

Number of Warrants subscribed for:

Subscription Amount: $
You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by ListCo in the Closing Notice. To the extent the offering is oversubscribed, the number of Shares, Pre-Funded Warrants and Warrants received and the Subscription Amount may be less than the maximum number of Shares, Pre-Funded Warrants and Warrants subscribed for.
Ann. K-20

IN WITNESS WHEREOF, ListCo and ARYA have accepted this Subscription Agreement as of the date set forth below.
AJA HOLDCO, INC.

By:
Name:	Adam Stone
Title:	Chief Executive Officer

ARYA SCIENCES ACQUISITION CORP IV

By:
Name:	Michael Altman
Title:	Chief Financial Officer
Date: [•], 2024
Ann. K-21

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR
This Schedule must be completed by Investor and forms a part of the Subscription Agreement to which it is attached. Capitalized terms used and not otherwise defined in this Schedule have the meanings given to them in the Subscription Agreement. The Investor must check the applicable box in either Section A, Section B or Section C below.
A.	QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):
☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).
** OR **
B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):
1.
 ☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box below indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.
C.	AFFILIATE STATUS
(Please check the applicable box) INVESTOR:
☐	is:
☐	is not:
an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of an affiliate of the Company.
Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”
 ☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;
 ☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;
 ☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;
 ☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;
 ☐ Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;
 ☐ Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount
Ann. K-22

outstanding sixty (60) days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;
 ☐ Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;
 ☐ Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status, such as a General Securities Representative license (Series 7), a Private Securities Offerings Representative license (Series 82) and an Investment Adviser Representative license (Series 65);
 ☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or
 ☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.
This page should be completed by the Investor
and constitutes a part of the Subscription Agreement.
Ann. K-23

Exhibit A

Form of Pre-Funded Warrant Agreement
(Intentionally omitted - Please see Annex M)
Ann. K-24

Exhibit B

Form of Warrant Agreement
(Intentionally omitted - Please see Annex L)
Ann. K-25

Annex L
Form of Base Warrant Agreement
WARRANT NUMBER: A-[ ]
THE WARRANT REPRESENTED HEREBY AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THIS WARRANT OR ANY SHARES OF COMMON STOCK ISSUABLE UPON HOLDERS’ EXERCISE HEREOF, AGREES FOR THE BENEFIT OF AJA HOLDCO, INC. (THE “COMPANY”) THAT THIS WARRANT AND ANY SHARES OF COMMON STOCK ISSUED UPON EXERCISE HEREOF ARE SUBJECT TO SIGNIFICANT OWNERSHIP AND TRANSFER RESTRICTIONS AS PROVIDED HEREIN AND IN THE SUBSCRIPTION AGREEMENT EXECUTED BY THE COMPANY, ARYA SCIENCES ACQUISITION CORP IV AND THE INITIAL PURCHASER OF THIS WARRANT (THE “SUBSCRIPTION AGREEMENT”) OR AS A RESULT OF APPLICABLE LAWS, INCLUDING FEDERAL AND STATE SECURITIES LAWS. FURTHER, THE WARRANT AND ANY SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE HEREOF MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF ONLY (I) TO THE COMPANY OR A SUBSIDIARY THEREOF, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (III) OUTSIDE THE UNITED STATES PURSUANT TO REGULATION S UNDER THE SECURITIES ACT OR (IV) IN A TRANSACTION THAT IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, THE APPLICABLE LAWS OF ANY OTHER JURISDICTION AND THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN. THE SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT SHALL BE ENTITLED TO CERTAIN REGISTRATION RIGHTS AS SET FORTH UNDER THE SUBSCRIPTION AGREEMENT.
WARRANT TO PURCHASE COMMON STOCK
Company:	Aja Holdco, Inc., a Delaware corporation

Number of Shares:	[•]

Class:	Common stock, par value $0.0001 per share

Warrant Price:	$10.00 per share, subject to adjustment as described herein

Original Issue Date:	[•], 2024

Expiration Date:	[•], 2029; see also Section 2.2

Subscription Agreement:
This Warrant to Purchase Common Stock (“Warrant”) is issued pursuant to that certain Subscription Agreement, dated as of February [•], 2024, by and among the Company, ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company, and the Holder (as may be further amended and/or modified and in effect from time to time, the “Subscription Agreement”). Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Subscription Agreement.

THIS WARRANT CERTIFIES THAT, for good and valuable consideration, [HOLDER] (together with any successor or permitted assignee or transferee of this Warrant, “Holder”) is entitled to purchase up to [•] shares of fully paid and non-assessable common stock, par value $0.0001 per share (the “Common Stock”), of Aja Holdco, Inc., a Delaware corporation (the “Company”), at the Warrant Price, all as set forth above and subject to the provisions and upon the terms and conditions set forth in this Warrant.
Ann. L-1

1. Warrants.
a. Form of Warrant. This Warrant, together with all of the other warrants to purchase Common Stock (such shares of Common Stock, the “Warrant Shares”) issued pursuant to the Other Subscription Agreements, including any warrants issued upon the transfer of such warrants (collectively, the “Warrants”), shall be issued in certificated form.
b. Registration.
(i) Warrant Register. The Company shall maintain books (the “Warrant Register”), for the registration of original issuance and the registration of transfer of this Warrant. Upon the initial issuance of this Warrant, the Company shall issue and register this Warrant in the name of the Holder. The Company shall provide 30 days’ prior written notice to the Holder of any appointment of or change in warrant agent and the new warrant agent’s contact information, including if the Company shall itself directly maintain the Warrant Register after a third-party warrant agent has been appointed.
This Warrant shall be signed by the Chief Executive Officer, Chief Financial Officer, Secretary or other principal officer of the Company. In the event the person whose signature has been placed upon this Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.
(ii) Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company may deem and treat the person in whose name such Warrant is registered in the Warrant Register (the “Registered Holder”) as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on any physical certificate made by anyone other than the Company), for the purpose of any exercise thereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary.
(iii) Registration of Transfer. Subject to compliance with the legend set forth on the face of this Warrant, the Company shall register the valid transfer, in whole or in part, from time to time, of this Warrant upon the Warrant Register, upon surrender of this Warrant for transfer and a duly completed and executed written assignment of this Warrant substantially in the form attached hereto as Exhibit B duly executed by the Registered Holder or its agent or attorney. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Company. Upon any partial transfer, the Company shall at its expense issue and deliver to the Registered Holder a new Warrant of like tenor, in the name of the Registered Holder, which shall be exercisable for such number of shares of Common Stock with respect to which rights under this Warrant were not so transferred. Notwithstanding anything herein to the contrary, the Registered Holder shall not be required to physically surrender this Warrant to the Company unless the Registered Holder has assigned this Warrant in full, in which case, the Registered Holder shall surrender this Warrant to the Company within two (2) Trading Days of the date on which the Registered Holder delivers a duly completed and executed written assignment of this Warrant substantially in the form attached hereto as Exhibit B to the Company assigning this Warrant in full.
(iv) Transferability. All or a portion of this Warrant may be transferred, assigned, or sold with written notification to the Company and (if applicable) third-party warrant agent (in the form of Exhibit B). If a portion of this Warrant is transferred, assigned, or sold, the Registered Holder shall specify the quantity retained by the Registered Holder, and quantity transferred to the Transferee (as defined in Exhibit B).
c. Procedure for Surrender of Warrants. This Warrant may be surrendered to the Company, together with a written request for exchange or transfer pursuant to Section 1b.(iv) hereof, and thereupon the Company shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that if the Warrant so surrendered bears a restrictive legend, the Company shall not cancel such Warrant and issue new Warrants in exchange thereof until the Company has received an opinion of counsel reasonably acceptable to the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.
Ann. L-2

2. Terms and Exercise of Warrants.
a. Warrant Price. This Warrant shall entitle the Registered Holder, subject to the provisions hereof, to purchase from the Company the number of shares of Common Stock set forth above, at the price of $10.00 per share, subject to the adjustments provided in Section 3 hereof. The term “Warrant Price” as used in this Warrant shall mean the price per share of each Warrant Share that may be purchased at the time the Warrant is exercised.
b. Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) commencing on the Original Issue Date, and terminating at 5:00 p.m., New York City time on the date that is five (5) years after the Original Issue Date; provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions set forth in this Warrant. Each outstanding Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under such outstanding Warrant shall cease at 5:00 p.m. New York City time on the Expiration Date.
c. Exercise of Warrants.
(i) Payment. Subject to the provisions hereof, this Warrant may be exercised by the Registered Holder hereof, in whole or in part, at any time or times on or after the initial issuance date during the Exercise Period, by delivery of a duly executed PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Warrant Exercise attached hereto as Exhibit A, duly executed, and by paying in full the Warrant Price for each full Warrant Share as to which this Warrant is exercised, the exchange of this Warrant for Warrant Shares and the issuance of such Warrant Shares in lawful money of the United States, by (i) wire transfer or in good certified check or good bank draft payable to the Company or (ii) or by “cashless exercise” in accordance with the provisions of subsection (a) below. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. Notwithstanding anything herein to the contrary, the Registered Holder shall not be required to physically surrender this Warrant to the Company until the Registered Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Registered Holder shall surrender this Warrant to the Company for cancellation within five (5) Trading Days of the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Company shall use its commercially reasonable efforts to deliver any objection to any Notice of Exercise Form within one (1) trading day of receipt of such notice. The Registered Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.
(1) Cashless Exercise. If at the time of exercise hereof following the one-year anniversary of the Form 10 Disclosure Filing Date (as defined below) there is no effective registration statement registering the Warrant Shares, or the prospectus contained therein is not available for the resale of the Warrant Shares by the Registered Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Registered Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:
(A) =
as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to subsection 2.3.1(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to subsection 2.3.1(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Registered Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise or (z) the Bid Price of the Common Stock on the principal Stock Exchange as reported by Bloomberg L.P. (“Bloomberg”) as of the time of the Registered Holder’s execution of the applicable Notice of Exercise if such Notice

Ann. L-3

of Exercise is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day) pursuant to subsection 2.3.1(a) hereof or (iii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to subsection 2.3.1(a) hereof after the close of “regular trading hours” on such Trading Day;
(B) =	the Exercise Price of this Warrant, as adjusted hereunder; and
(X) =
the number of Warrant Shares that would be issuable upon exercise of the portion of this Warrant specified in the Notice of Exercise in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

If Warrant Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the holding period of the Warrant Shares being issued may be tacked on to the holding period of this Warrant. The Company agrees not to take any position contrary to this subsection 2.3.1(a).
“Bid Price” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Stock Exchange, the bid price of the Common Stock for the time in question (or the nearest preceding date) on the Stock Exchange on which the Common Stock is then listed or quoted as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Stock Exchange, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported on The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.
“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on a Stock Exchange, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the Stock Exchange on which the Common Stock is then listed or quoted as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Stock Exchange, the volume weighted average price of the Common Stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Stock are then reported on The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Stock so reported, or (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.
“Form 10 Disclosure Filing Date” means the date on which the Company shall file with the SEC a Current Report on Form 8-K (or any other applicable form) that includes current “Form 10 information” (within the meaning of Rule 144) reflecting the Company’s status as an entity that is no longer an issuer described in paragraph (i)(1)(i) of Rule 144.
(2) Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Registered Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Registered Holder or in such name or names
Ann. L-4

as may be directed by the Registered Holder; provided, however, that, in the event that Warrant Shares are to be issued in a name other than the name of the Registered Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto as Exhibit B duly executed by the Registered Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.
(ii) Issuance of Warrant Shares on Exercise. As soon as practicable after the exercise of this Warrant and the clearance of the funds in payment of the Warrant Price (if payment is pursuant to subsection (i)), the Company shall issue to the Registered Holder a book-entry position or certificate, as applicable, for the number of shares of Warrant Shares to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it, and if this Warrant shall not have been exercised in full, a new countersigned Warrant for the number of Warrant Shares as to which this Warrant shall not have been exercised. If at the time of exercise of this Warrant, the Warrant Shares are not registered for resale pursuant to the Securities Act then such purchased Warrant Shares issued to a Registered Holder upon payment of the Warrant Price pursuant to subsection (i) shall bear a restrictive legend in the form attached hereto as Exhibit C. Warrants may not be exercised by, or securities issued to, any Registered Holder in any state in which such exercise would be unlawful. In the event that a Registered Holder reasonably determines that a consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder, or under any other applicable antitrust or competition Laws of any non-U.S. jurisdiction or any other merger control or investment Laws (collectively, “Antitrust Laws”) is required, then the making of any appropriate filings, the taking or causing to be taken of any required actions, and the expiration or the termination of the applicable waiting period, review period or comparable period, in each case as applicable under any such applicable Antitrust Laws, shall be a condition to the issuance of the Common Stock and the Company shall provide all reasonable assistance requested by the Registered Holder in connection with any required filings or actions under the applicable Antitrust Laws. The Company shall not take any action that would cause a Registered Holder’s ownership percentage of voting securities of the Company (as defined or interpreted under the applicable Antitrust Laws) to increase without providing notice to such Registered Holders for each to determine whether any filing, consent, approval or authorization of, or designation, declaration or filing with any Governmental Entity could be triggered under the applicable Antitrust Laws by the proposed Company action. If any Registered Holder determines that the proposed Company action requires clearance, approval or authorization under the applicable Antitrust Laws, then the obtaining of required clearance, approval or authorization, or the expiration or termination of the applicable waiting period, review period or comparable period, as applicable, under the applicable Antitrust Laws shall be a condition to the Company taking its proposed action. If at any time a Registered Holder determines that it has a filing requirement or other requirement or obligation under the applicable Antitrust Laws, then the Company shall provide all reasonable assistance to such Registered Holder as reasonably requested by that Registered Holder in connection with any required filings or actions to be made or taken under the applicable Antitrust Laws. “Governmental Entity” as used in this subsection 2.3.2 shall mean any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including notified bodies as well as any arbitral tribunal (public or private). “Law” as used in this subsection 2.3.2 means any federal, state, local, foreign, national or supranational statute, law (including common law and, if applicable, fiduciary or similar duties), act, statute, ordinance, treaty, rule, code, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.
(iii) Valid Issuance. All Warrant Shares issued upon the proper exercise of this Warrant shall be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).
(iv) Date of Issuance. Each person in whose name any book-entry position or certificate, as applicable, Warrant Shares are issued shall for all purposes be deemed to have become the holder of record of such shares of Common Stock on the date on which this Warrant was surrendered and payment of the
Ann. L-5

Warrant Price was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company or book-entry system of the Company’s transfer agent are closed, such person shall be deemed to have become the holder of such shares of Common Stock at the close of business on the next succeeding date on which the stock transfer books or book-entry system are open.
(v) Delivery of Certificates upon Exercise. Certificates for shares purchased hereunder shall be transmitted by the Transfer Agent to the Registered Holder by crediting the account of the Registered Holder’s or its designee’s prime broker with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and either (A) there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Registered Holder or (B) the Warrant Shares are eligible for resale by the Registered Holder without volume or manner of sale limitations pursuant to Rule 144 (assuming cashless exercise of the Warrants) (and the Registered Holder and its broker provide the Company and its transfer agent with customary representations and other documentation reasonably acceptable to the Company and its transfer agent in connection therewith), and otherwise by physical delivery of a certificate, registered in the Company’s share register in the name of the Registered Holder or its designee, for the number of Warrant Shares to which the Registered Holder is entitled pursuant to such exercise to the address specified by the Registered Holder in the Notice of Exercise by the date that is by the date that is the earliest of (i) two (2) Trading Days after the delivery to the Company of the Notice of Exercise, (ii) one (1) Trading Day after delivery of the aggregate Exercise Price to the Company and (iii) the number of Trading Days comprising the Standard Settlement Period after the delivery to the Company of the Notice of Exercise (such date, the “Warrant Share Delivery Date”). Upon delivery of the Notice of Exercise, the Registered Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received within the earlier of (i) two (2) Trading Days and (ii) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise. If the Company fails for any reason to deliver to the Registered Holder the Warrant Shares subject to a Notice of Exercise by the second Trading Day after Warrant Share Delivery Date, the Company shall pay to the Registered Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant Shares subject to such exercise (based on the VWAP of the Common Stock on the date of the applicable Notice of Exercise), $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after the Warrant Share Delivery Date) for each Trading Day after such Warrant Share Delivery Date until such Warrant Shares are delivered or Holder rescinds such exercise. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Stock Exchange with respect to the Common Stock as in effect on the date of delivery of the Notice of Exercise.
(vi) Rescission Rights. If the Company fails to cause the Transfer Agent to transmit to the Registered Holder a certificate or the certificates representing the Warrant Shares pursuant to Section 2.3.4 by the Warrant Share Delivery Date, then the Registered Holder will have the right to rescind such exercise.
(vii) Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Exercise. In addition to any other rights available to the Registered Holder, if the Company fails to cause the Transfer Agent to transmit to the Registered Holder a certificate or the certificates representing the Warrant Shares in accordance with the provisions of Section 2.3.4 above pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Registered Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Registered Holder’s brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by the Registered Holder of the Warrant Shares which the Registered Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Registered Holder the amount, if any, by which (x) the Registered Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Registered Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the
Ann. L-6

Registered Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Registered Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Registered Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Registered Holder $1,000. The Registered Holder shall provide the Company written notice indicating the amounts payable to the Registered Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Warrant Shares upon exercise of the Warrant as required pursuant to the terms hereof.
3. Adjustments.
a. Stock Dividends.
(i) Split-Ups. If after the Original Issue Date, and subject to the provisions of 3.f below, the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of Warrant Shares issuable on exercise of this Warrant shall be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of the Common Stock entitling holders to purchase shares of Common Stock at a price less than the Fair Market Value (as defined in this subsection 3.a(i)) shall be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for the Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the Fair Market Value. For purposes of this subsection 3.a(i), (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for shares of Common Stock, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “Fair Market Value” means the volume weighted average price of the shares of Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Common Stock trades on the Stock Exchange, without the right to receive such rights.
(ii) Extraordinary Dividends. If the Company, at any time while this Warrant is outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of the shares of Common Stock on account of such Common Stock (or other shares of the Company’s capital stock into which this Warrant is convertible), other than (a) as described in subsection 3.a(i) above, or (b) Ordinary Cash Dividends (as defined below) (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the board of directors of the Company, in good faith) of any securities or other assets paid on each share of Common Stock in respect of such Extraordinary Dividend. For purposes of this subsection 3.a(ii), “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 3 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of Warrant Shares issuable on exercise of this Warrant) does not exceed $0.50.
b. Aggregation of Shares. If after the Original Issue Date, and subject to the provisions of 3.f hereof, the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock
Ann. L-7

split or reclassification of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of this Warrant shall be decreased in proportion to such decrease in outstanding shares of Common Stock.
c. Adjustments in Exercise Price. Whenever the number of Warrant Shares purchasable upon the exercise of this Warrant is adjusted, as provided in subsection 3.a(i) or 3.b above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Warrant Shares of Common Stock purchasable upon the exercise of this Warrant immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of Common Stock so purchasable immediately thereafter.
d. Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than a change under subsections 3.a(i) or 3.a(ii) or 3.b hereof or that solely affects the par value of such Common Stock), or in the case of any merger or consolidation of the Company with or into another entity or conversion of the Company as another entity (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of Common Stock), or in the case of any sale or conveyance to another entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the Registered Holder shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in this Warrant and in lieu of the Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the Registered Holder would have received if the Registered Holder had exercised this Warrant immediately prior to such event (the “Alternative Issuance”) and the Company shall not enter into any such consolidation, merger, sale or conveyance unless the successor or purchasing entity agrees to provide for delivery of such Alternative Issuance; If any reclassification or reorganization also results in a change in shares of Common Stock covered by subsection 3.a(i), then such adjustment shall be made pursuant to subsection 3.a(i), 3.b, 3.c and this 3.d. The provisions of this 3.d shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the Warrant Price be reduced to less than the par value per share issuable upon exercise of the Warrant.
e. Notices of Changes in Warrant. Upon every adjustment of the Warrant Price or the number of Warrant Shares issuable upon exercise of a Warrant, or upon the occurrence of any event specified in Sections a, b, c or d, the Company shall give written notice thereof to the Registered Holders, at the last address set forth for each such Registered Holder in the Warrant Register, of the record date or the effective date of the event. The notice shall state the adjusted Warrant Price, if applicable, and the increase or decrease, if any, in the number of Warrant Shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.
f. No Fractional Shares. Notwithstanding any provision contained in this Warrant to the contrary, the Company shall not issue fractional shares of Common Stock upon the exercise of this Warrant. If, by reason of any adjustment made pursuant to this Section 3, the Registered Holder would be entitled, upon the exercise of this Warrant, to receive a fractional interest in a share, the Company shall, round down to the nearest whole number the number of shares of Common Stock to be issued to the Registered Holder.
4. Other Provisions Relating to Rights of Holders of Warrants.
a. No Rights as Stockholder. This Warrant does not entitle the Registered Holder to any of the rights of a stockholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as shareholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter.
b. Lost, Stolen, Mutilated, or Destroyed Warrants. If this Warrant is lost, stolen, mutilated, or destroyed, the Company may on such terms as to indemnity or otherwise as it may in its sole discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like
Ann. L-8

denomination, tenor, and date as this Warrant so lost, stolen, mutilate or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.
c. Reservation of Common Stock. The Company shall at all times reserve and keep available a number of its authorized but unissued shares of Common Stock that shall be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to the Subscription Agreement. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Stock Exchange upon which the Common Stock may be listed.
5. Miscellaneous Provisions.
a. Payment of Taxes. The Company shall from time to time promptly pay all taxes and charges that may be imposed upon the Company in respect of the issuance or delivery of Warrant Shares upon the exercise of the Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the ownership of the Warrants or such underlying Common Stock.
b. Successors. All the covenants and provisions of this Warrant by or for the benefit of the Company or the Registered Holder shall bind and inure to the benefit of their respective successors and assigns.
c. Notices. All notices, requests, demands and other communications under this Warrant shall be in writing and shall be deemed to have been sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed as follows: (i) if to the Registered Holder, at his, her or its address as shown in the Warrant Register; and (ii) if to the Company, at its principal office, to the attention of the Chief Financial Officer. Any party may change its address for purposes of this section by giving the other party written notice of the new address in the manner set forth above.
d. Applicable Law. The validity, interpretation, and performance of the Warrants shall be governed in all respects by the laws of the State of Delaware, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company and the Registered Holder hereby agree that any action, proceeding or claim against either party arising out of or relating in any way to this Warrant shall be brought and enforced in the courts of the State of Delaware, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company and the Registered Holder hereby waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.
e. Persons Having Rights under this Warrant. Nothing in this Warrant shall be construed to confer upon, or give to, any person or corporation other than the parties hereto any right, remedy, or claim under or by reason of this Warrant or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Warrant shall be for the sole and exclusive benefit of the parties hereto.
f. Effect of Headings. The section headings herein are for convenience only and are not part of this Warrant and shall not affect the interpretation thereof.
g. Amendments. This Warrant may only be amended or modified by written instrument executed by both the Company and the Registered Holder.
h. Severability. This Warrant shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Warrant or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Warrant a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.
i. Complete Agreement. This Warrant (together with the Subscription Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.
Ann. L-9

j. Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Registered Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Registered Holder, shall give rise to any liability of the Registered Holder for the purchase price of any Warrant Shares or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.
k. Remedies. The Registered Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.
l. Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Registered Holder’s rights, powers or remedies, notwithstanding the fact that all rights hereunder terminate on the Termination Date. Without limiting any other provision of this Warrant or the Subscription Agreement, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Registered Holder, the Company shall pay to the Registered Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable and documented attorneys’ fees, including those of appellate proceedings, incurred by the Registered Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.
m. Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a trading day, then, such action may be taken or such right may be exercised on the next succeeding trading day.
[Signature Page Follows]
Ann. L-10

IN WITNESS WHEREOF, the parties hereto have caused this Warrant to be duly executed as of the date first above written.
AJA HOLDCO, INC.

By:
Name:
Title:
Name and Address of Warrant Holder:

[Name]

[Address]
Ann. L-11

EXHIBIT A
NOTICE OF EXERCISE
1.
The undersigned Registered Holder hereby exercises its right to purchase           shares of common stock of Aja Holdco, Inc., a Delaware corporation (the “Company”), in accordance with the attached Warrant To Purchase Common Stock, and tenders payment of the aggregate Warrant Price for such shares as follows:

☐ check in the amount of $ [ ] payable to order of the Company enclosed herewith
☐ Wire transfer of immediately available funds to the Company’s account
☐ Other [Describe]

2.	Please issue a certificate or certificates, or book-entry interest, representing the shares of Common Stock in the name specified below:

Holder’s Name

(Address)
HOLDER:

By:
Name:
Title:
(Date):
Ann. L-12

EXHIBIT B
ASSIGNMENT FORM
[To be completed and executed by the Holder only upon transfer of the Warrant]
FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto (the “Transferee”) the right represented by the within Warrant to purchase shares of Common Stock of Aja Holdco, Inc. (the “Company”) to which the within Warrant relates and appoints attorney to transfer said right on the books of the Company with full power of substitution in the premises. In connection therewith, the undersigned represents, warrants, covenants and agrees to and with the Company that:
(a)
the offer and sale of the Warrant contemplated hereby is being made in compliance with Section 4(a)(2) of the United States Securities Act of 1933, as amended (the “Securities Act”) or another valid exemption from the registration requirements of Section 5 of the Securities Act and in compliance with all applicable securities laws of the states of the United States;

(b)
the undersigned has not offered to sell the Warrant by any form of general solicitation or general advertising, including, but not limited to, any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, and any seminar or meeting whose attendees have been invited by any general solicitation or general advertising;

(c)	the undersigned has read the Transferee’s investment letter included herewith, and to its actual knowledge, the statements made therein are true and correct; and
(d)
the undersigned understands that the Company may condition the transfer of the Warrant contemplated hereby upon the delivery to the Company by the undersigned or the Transferee, as the case may be, of a written opinion of counsel (which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that such transfer may be made without registration under the Securities Act and under applicable securities laws of the states of the United States.

Dated:
(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

Address of Transferee

In the presence of:
Ann. L-13

EXHIBIT C
LEGEND
“THE SHARES OF COMMON STOCK REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SHARES OF COMMON STOCK ISSUABLE UPON THE HOLDERS’ EXERCISE OF THE WARRANTS TO WHICH THESE SHARES OF COMMON STOCK RELATE, AGREES FOR THE BENEFIT OF AJA HOLDCO, INC. (THE “COMPANY”) THAT THESE SHARES OF COMMON STOCK ARE SUBJECT TO SIGNIFICANT OWNERSHIP AND TRANSFER RESTRICTIONS AS A RESULT OF APPLICABLE LAWS, INCLUDING FEDERAL AND STATE SECURITIES LAWS. THESE SHARES OF COMMON STOCK MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF ONLY (I) TO THE COMPANY OR A SUBSIDIARY THEREOF, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, (III) OUTSIDE THE UNITED STATES PURSUANT TO REGULATION S UNDER THE SECURITIES ACT OR (IV) IN A TRANSACTION THAT IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS AND THE APPLICABLE LAWS OF ANY OTHER JURISDICTION. THE SHARES OF COMMON STOCK REPRESENTED HEREBY SHALL BE ENTITLED TO CERTAIN REGISTRATION RIGHTS UNDER THE SUBSCRIPTION AGREEMENT EXECUTED BY THE COMPANY, ARYA SCIENCES ACQUISITION CORP IV AND THE INITIAL PURCHASER OF THE WARRANTS AS TO WHICH THE SHARES OF COMMON STOCK REPRESENTED HEREBY RELATE.”
Ann. L-14

Annex M
Form of Pre-Funded Warrant Agreement
[FORM OF WARRANT]
NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. THE NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 1 OF THIS WARRANT.
Aja Holdco, Inc.

Pre-Funded Warrant To Purchase Common Stock
Warrant No.:
Date of Issuance: [   ], 2024 (“Issuance Date”)
Aja Holdco, Inc., a Delaware corporation (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [BUYER], the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon exercise of this Warrant to Purchase Common Stock (including any Warrants to Purchase Common Stock issued in exchange, transfer or replacement hereof, the “Warrant”), at any time or times on or after the Issuance Date up to      (subject to adjustment as provided herein) fully paid and non-assessable shares of Common Stock (as defined below) (the “Warrant Shares”, and such number of Warrant Shares, the “Warrant Number”). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in the Subscription Agreement, dated as of [  ], 2024 (the “Subscription Agreement”), pursuant to which this Warrant has been issued.
Ann. M-1

1. EXERCISE OF WARRANT.
(a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date (an “Exercise Date”), in whole or in part, by delivery (whether via electronic mail or otherwise) of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant. Within one (1) Trading Day following an exercise of this Warrant as aforesaid, the Holder shall deliver payment to the Company of an amount equal to the Exercise Price in effect on the date of such exercise multiplied by the number of Warrant Shares as to which this Warrant was so exercised (the “Aggregate Exercise Price”) in cash or via wire transfer of immediately available funds if the Holder did not notify the Company in such Exercise Notice that such exercise was made pursuant to a Cashless Exercise (as defined herein). The Holder shall not be required to deliver the original of this Warrant in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original of this Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. Execution and delivery of an Exercise Notice for all of the then-remaining Warrant Shares shall have the same effect as cancellation of the original of this Warrant after delivery of the Warrant Shares in accordance with the terms hereof. On or before the first (1st) Trading Day following the date on which the Company has received an Exercise Notice, the Company shall transmit by facsimile or electronic mail an acknowledgment of confirmation of receipt of such Exercise Notice, in the form attached hereto as Exhibit B, to the Holder and the Company’s transfer agent (the “Transfer Agent”), which confirmation shall constitute an instruction to the Transfer Agent to process such Exercise Notice in accordance with the terms herein. On or before the second (2nd) Trading Day following the date on which the Company has received such Exercise Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade of such Warrant Shares initiated on the applicable Exercise Date), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, or a similar organization, upon the request of the Holder, credit such aggregate number of shares of Common Stock to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program (“FAST”), upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Exercise Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled pursuant to such exercise. Upon delivery of an Exercise Notice, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the date of delivery of the certificates evidencing such Warrant Shares (as the case may be). If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise and upon surrender of this Warrant to the Company by the Holder, then, at the request of the Holder, the Company shall as soon as practicable and in no event later than two (2) Business Days after any exercise and at its own expense, issue and deliver to the Holder (or its designee) a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional shares of Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Common Stock to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent) that may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant. Notwithstanding the foregoing, except in the case where an exercise of this Warrant is validly made pursuant to a Cashless Exercise, the Company’s failure to deliver Warrant Shares to the Holder on or prior to the later of (i) two (2) Trading Days after receipt of the applicable Exercise Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade of such Warrant Shares initiated on the applicable Exercise Date) and (ii) one (1) Trading Day after the Company’s receipt of the Aggregate Exercise Price (or valid notice of a Cashless Exercise) (such later date, the “Share Delivery Date”) shall not be deemed to be a breach of this Warrant. Notwithstanding anything to the contrary contained in this Warrant or the Subscription Agreement, after the effective date of the Registration Statement (as defined in the Subscription Agreement), the Company
Ann. M-2

shall cause the Transfer Agent to deliver unlegended shares of Common Stock to the Holder (or its designee) in connection with any resale of Warrant Shares with respect to which the Holder has entered into a contract for sale, and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, and for which the Holder has not yet settled. From the Issuance Date through and including the Expiration Date, the Company shall maintain a transfer agent that participates in FAST.
(b) Exercise Price. For purposes of this Warrant, “Exercise Price” means $0.01, subject to adjustment as provided herein.
(c) Company’s Failure to Timely Deliver Securities. If the Company shall fail, for any reason or for no reason, on or prior to the Share Delivery Date, either (I) if the Transfer Agent is not participating in FAST, to issue and deliver to the Holder (or its designee) a certificate for the number of Warrant Shares to which the Holder is entitled and register such Warrant Shares on the Company’s share register or, if the Transfer Agent is participating in FAST, to credit the balance account of the Holder or the Holder’s designee with DTC for such number of Warrant Shares to which the Holder is entitled upon the Holder’s exercise of this Warrant (as the case may be) or (II) if a Registration Statement covering the resale of the Warrant Shares that are the subject of the Exercise Notice (the “Unavailable Warrant Shares”) is not available for the resale of such Unavailable Warrant Shares and the Company fails to promptly, but in no event later than as required pursuant to the Subscription Agreement (x) so notify the Holder and (y) deliver the Warrant Shares electronically without any restrictive legend by crediting such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system (the event described in the immediately foregoing clause (II) is hereinafter referred as a “Notice Failure” and together with the event described in clause (I) above, a “Delivery Failure”), then, in addition to all other remedies available to the Holder, (X) the Company shall pay in cash to the Holder on each day after the Share Delivery Date and during such Delivery Failure an amount equal to 1% of the product of (A) the sum of the number of shares of Common Stock not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, multiplied by (B) any trading price of the Common Stock selected by the Holder in writing as in effect at any time during the period beginning on the applicable Exercise Date and ending on the applicable Share Delivery Date, and (Y) the Holder, upon written notice to the Company, may void its Exercise Notice with respect to, and retain or have returned, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the voiding of an Exercise Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise. In addition to the foregoing, if on or prior to the Share Delivery Date either (I) the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, the Company shall fail to issue and deliver to the Holder (or its designee) a certificate and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, the Transfer Agent shall fail to credit the balance account of the Holder or the Holder’s designee with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s exercise hereunder or pursuant to the Company’s obligation pursuant to clause (ii) below or (II) a Notice Failure occurs, and if on or after such Share Delivery Date the Holder acquires (in an open market transaction, stock loan or otherwise) shares of Common Stock corresponding to all or any portion of the number of shares of Common Stock issuable upon such exercise that the Holder is entitled to receive from the Company and has not received from the Company in connection with such Delivery Failure or Notice Failure, as applicable (a “Buy-In”), then, in addition to all other remedies available to the Holder, the Company shall, within two (2) Business Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, stock loan costs and other out-of-pocket expenses, if any) for the shares of Common Stock so acquired (including, without limitation, by any other Person in respect, or on behalf, of the Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such certificate (and to issue such shares of Common Stock) or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Warrant Shares to which the Holder is entitled upon the Holder’s exercise hereunder (as the case may be) (and to issue such Warrant Shares) shall terminate, or (ii) promptly honor its obligation to so issue and deliver to the Holder a certificate or certificates representing such Warrant Shares or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Warrant Shares to which the Holder is entitled upon the Holder’s exercise hereunder (as the case may be) and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number
Ann. M-3

of Warrant Shares multiplied by (B) the lowest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date of the applicable Exercise Notice and ending on the date of such issuance and payment under this clause (ii) (the “Buy-In Payment Amount”). Nothing shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock (or to electronically deliver such shares of Common Stock) upon the exercise of this Warrant as required pursuant to the terms hereof. While this Warrant is outstanding, the Company shall cause its transfer agent to participate in FAST. In addition to the foregoing rights, (i) if the Company fails to deliver the applicable number of Warrant Shares upon an exercise pursuant to Section 1(a) by the applicable Share Delivery Date, then the Holder shall have the right to rescind such exercise in whole or in part and retain and/or have the Company return, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the rescission of an exercise shall not affect the Company’s obligation to make any payments that have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise, and (ii) if a registration statement covering the issuance or resale of the Warrant Shares that are subject to an Exercise Notice is not available for the issuance or resale, as applicable, of such Warrant Shares and the Holder has submitted an Exercise Notice prior to receiving notice of the non-availability of such registration statement and the Company has not already delivered the Warrant Shares underlying such Exercise Notice electronically without any restrictive legend by crediting such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit / Withdrawal At Custodian system, the Holder shall have the option, by delivery of notice to the Company, to (x) rescind such Exercise Notice in whole or in part and retain or have returned, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the rescission of an Exercise Notice shall not affect the Company’s obligation to make any payments that have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise, and/or (y) switch some or all of such Exercise Notice from a cash exercise to a Cashless Exercise.
(d) Cashless Exercise. Notwithstanding anything contained herein to the contrary (other than Section 1(f) below), if, at any time of exercise hereof, a Registration Statement (as defined in the Subscription Agreement) is not effective (or the prospectus contained therein is not available for use) for the resale by the Holder of all of the Warrant Shares, then the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of Warrant Shares determined according to the following formula (a “Cashless Exercise”):
Net Number =	(A x B) - (A x C)
B
For purposes of the foregoing formula:
A = the total number of shares with respect to which this Warrant is then being exercised.
B = as elected by the Holder: (i) the VWAP of the shares of Common Stock on the Trading Day immediately preceding the date of the applicable Exercise Notice if such Exercise Notice is (1) both executed and delivered pursuant to Section 1(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 1(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Exercise Notice or (z) the Bid Price of the shares of Common Stock as of the time of the Holder’s execution of the applicable Exercise Notice if such Exercise Notice is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter pursuant to Section 1(c) hereof, or (iii) the Closing Sale Price of the Common Stock on the date of the applicable Exercise Notice if the date of such Exercise Notice is a Trading Day and such Exercise Notice is both executed and delivered pursuant to Section 1(a) hereof after the close of “regular trading hours” on such Trading Day.
C = the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.
Ann. M-4

If the Warrant Shares are issued in a Cashless Exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the 1933 Act, the Warrant Shares take on the registered characteristics of the Warrants being exercised.
(e) [RESERVED].
(f) Limitations on Exercises. The Company shall not effect the exercise of any portion of this Warrant, and the Holder shall not have the right to exercise any portion of this Warrant, pursuant to the terms and conditions of this Warrant and any such exercise shall be null and void and treated as if never made, to the extent that after giving effect to such exercise, the Holder together with the other Attribution Parties collectively would beneficially own in excess of 9.99% (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by the Holder and the other Attribution Parties shall include the number of shares of Common Stock held by the Holder and all other Attribution Parties plus the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude shares of Common Stock which would be issuable upon (A) exercise of the remaining, unexercised portion of this Warrant beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 1(f). For purposes of this Section 1(f), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. For purposes of determining the number of outstanding shares of Common Stock the Holder may acquire upon the exercise of this Warrant without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of shares of Common Stock outstanding (the “Reported Outstanding Share Number”). If the Company receives an Exercise Notice from the Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Exercise Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Section 1(f), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Warrant Shares to be acquired pursuant to such Exercise Notice (the number of shares by which such purchase is reduced, the “Reduction Shares”) and (ii) as soon as reasonably practicable, the Company shall return to the Holder any exercise price paid by the Holder for the Reduction Shares. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of shares of Common Stock to the Holder upon exercise of this Warrant results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which the Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the Holder the exercise price paid by the Holder for the Excess Shares. Upon delivery of a written notice to the Company, the Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage to any other percentage not in excess of 19.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties. For purposes of clarity, the shares of Common Stock issuable pursuant to the terms of this Warrant in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1)
Ann. M-5

of the 1934 Act. No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 1(f) to the extent necessary to correct this paragraph or any portion of this paragraph which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 1(f) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Warrant.
(g) Reservation of Shares.
(i) Required Reserve Amount. So long as this Warrant remains outstanding, the Company shall at all times keep reserved for issuance under this Warrant a number of shares of Common Stock at least equal to 100% of the maximum number of shares of Common Stock as shall be necessary to satisfy the Company’s obligation to issue shares of Common Stock under this Warrant then outstanding (without regard to any limitations on exercise) (the “Required Reserve Amount”); provided that at no time shall the number of shares of Common Stock reserved pursuant to this Section 1(g)(i) be reduced other than proportionally in connection with any exercise or redemption of this Warrant or such other event covered by Section 2(c) below.
(ii) Insufficient Authorized Shares. If, notwithstanding Section 1(g)(i), and not in limitation thereof, at any time while this Warrant remains outstanding, the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal. Notwithstanding the foregoing, if any such time of an Authorized Share Failure, the Company is able to obtain the written consent of a majority of the shares of its issued and outstanding shares of Common Stock to approve the increase in the number of authorized shares of Common Stock, the Company may satisfy this obligation by obtaining such consent and submitting for filing with the SEC an Information Statement on Schedule 14C. In the event that the Company is prohibited from issuing shares of Common Stock upon an exercise of this Warrant due to the failure by the Company to have sufficient shares of Common Stock available out of the authorized but unissued shares of Common Stock (such unavailable number of shares of Common Stock, the “Authorization Failure Shares”), in lieu of delivering such Authorization Failure Shares to the Holder, the Company shall pay cash in exchange for the cancellation of such portion of this Warrant exercisable into such Authorization Failure Shares at a price equal to the sum of (i) the product of (x) such number of Authorization Failure Shares and (y) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date the Holder delivers the applicable Exercise Notice with respect to such Authorization Failure Shares to the Company and ending on the date of such issuance and payment under this Section 1(g)(ii); and (ii) to the extent the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of Authorization Failure Shares, any Buy-In Payment Amount, brokerage commissions and other out-of-pocket expenses, if any, of the Holder incurred in connection therewith. Nothing contained in this Section 1(g)(ii) shall limit any obligations of the Company under any provision of the Subscription Agreement.
2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 2.
(a) Stock Dividends and Splits. Without limiting any provision of Section 2 or Section 4, if the Company, at any time on or after the date of the Subscription Agreement, (i) pays a stock dividend on one or more classes
Ann. M-6

of its then outstanding shares of Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its then outstanding shares of Common Stock into a larger number of shares or (iii) combines (by combination, reverse stock split or otherwise) one or more classes of its then outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this paragraph occurs during the period that an Exercise Price is calculated hereunder, then the calculation of such Exercise Price shall be adjusted appropriately to reflect such event.
(b) Extraordinary Dividends. If the Company, at any time while this Warrant is outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of the shares of Common Stock on account of such Common Stock (or other shares of the Company’s capital stock into which this Warrant is convertible), other than (a) as described in subsection 2(a) above, or (b) Ordinary Cash Dividends (as defined below) (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Exercise Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the board of directors of the Company, in good faith) of any securities or other assets paid on each share of Common Stock in respect of such Extraordinary Dividend. For purposes of this subsection 2(b), “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 2 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of shares of Common Stock issuable on exercise of this Warrant) does not exceed $0.50.
(c) Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to this Section (c) or Section (b), the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment (without regard to any limitations on exercise contained herein).
(d) Calculations. All calculations under this Section 2(d) shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issuance or sale of Common Stock.
(e) Voluntary Adjustment By Company. Subject to the rules and regulations of the Principal Market, the Company may at any time during the term of this Warrant, with the prior written consent of the Holder (as defined in the Subscription Agreement), reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.
3. [RESERVED].
4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.
(a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the
Ann. M-7

grant, issuance or sale of such Purchase Rights (provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Purchase Right (and beneficial ownership) to the extent of any such excess) and such Purchase Right to such extent shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance) to the same extent as if there had been no such limitation).
(b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Warrant in accordance with the provisions of this Section 4(b) pursuant to written agreements in form and substance satisfactory to the Holder and approved by the Holder prior to such Fundamental Transaction, including agreements to deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, which is exercisable for a corresponding number of shares of capital stock equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such adjustments to the number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction) and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the consummation of each Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of the applicable Fundamental Transaction, the provisions of this Warrant referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of each Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property (except such items still issuable under Section 4(a) above, which shall continue to be receivable thereafter)) issuable upon the exercise of this Warrant prior to the applicable Fundamental Transaction, such shares of publicly traded common stock (or its equivalent) of the Successor Entity (including its Parent Entity) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant), as adjusted in accordance with the provisions of this Warrant. Notwithstanding the foregoing, and without limiting Section 4(a) hereof, the Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 4(b) to permit the Fundamental Transaction without the assumption of this Warrant. In addition to and not in substitution for any other rights hereunder, prior to the consummation of each Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction but prior to the Expiration Date, in lieu of the shares of the Common Stock (or other securities, cash, assets or other property (except such items still issuable under Section 4(a) above, which shall continue to be receivable thereafter)) issuable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant). Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Holder.
Ann. M-8

(c) Application. The provisions of this Section 4(c) shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied as if this Warrant (and any such subsequent warrants) were fully exercisable and without regard to any limitations on the exercise of this Warrant (provided that the Holder shall continue to be entitled to the benefit of the Maximum Percentage, applied however with respect to shares of capital stock registered under the 1934 Act and thereafter receivable upon exercise of this Warrant (or any such other warrant)).
5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its certificate of incorporation (as in effect on the Issuance Date) Bylaws (as in effect on the Issuance Date) or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issuance or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (a) shall not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the exercise of this Warrant. Notwithstanding anything herein to the contrary, if after the sixty (60) calendar day anniversary of the Issuance Date, the Holder is not permitted to exercise this Warrant in full for any reason (other than pursuant to restrictions set forth in Section 1(f) hereof), the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to permit such exercise into shares of Common Stock.
6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in its capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in its capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which it is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.
7. REISSUANCE OF WARRANTS.
(a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.
(b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.
(c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d))
Ann. M-9

representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, no warrants for fractional shares of Common Stock shall be given.
(d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of shares of Common Stock underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.
8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 11(m) of the Subscription Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant (other than the issuance of shares of Common Stock upon exercise in accordance with the terms hereof), including in reasonable detail a description of such action and the reason therefor. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon each adjustment of the Exercise Price and the number of Warrant Shares, setting forth in reasonable detail, and certifying, the calculation of such adjustment(s), (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the shares of Common Stock, or (B) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder, and (iii) at least ten (10) Trading Days prior to the consummation of any Fundamental Transaction. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of its Subsidiaries, the Company shall simultaneously file such notice with the SEC pursuant to a Current Report on Form 8-K. If the Company or any of its Subsidiaries provides material non-public information to the Holder that is not simultaneously filed in a Current Report on Form 8-K and the Holder has not agreed to receive such material non-public information, the Company hereby covenants and agrees that the Holder shall not have any duty of confidentiality to the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents with respect to, or a duty to any of the foregoing not to trade on the basis of, such material non-public information. It is expressly understood and agreed that the time of execution specified by the Holder in each Exercise Notice shall be definitive and may not be disputed or challenged by the Company.
9. [RESERVED].
10. ABSENCE OF TRADING AND DISCLOSURE RESTRICTIONS. The Company acknowledges and agrees that the Holder is not a fiduciary or agent of the Company and that the Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of the Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that the Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.
11. AMENDMENT AND WAIVER. This Warrant may be modified or amended, or the provisions hereof waived with the written consent of the Company and the Holder.
12. SEVERABILITY. If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal
Ann. M-10

obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).
13. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to the Company at the address set forth in Section 9(f) of the Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.
14. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any Person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.
15. [RESERVED].
16. REMEDIES, CHARACTERIZATION, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Warrant. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, exercises and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Warrant (including, without limitation, compliance with Section 1(f) hereof). The issuance of shares and certificates for shares as contemplated hereby upon the exercise of this Warrant shall be made without charge to the Holder or such shares for any issuance tax or other costs in respect thereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than the Holder or its agent on its behalf.
17. PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Warrant is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the holder otherwise takes action to collect amounts due under this Warrant or to enforce the provisions of this Warrant
Ann. M-11

or (b) there occurs any bankruptcy, reorganization, receivership of the company or other proceedings affecting company creditors’ rights and involving a claim under this Warrant, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements.
18. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company, except as may otherwise be required by applicable securities laws.
19. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:
(a) “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.
(b) “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
(c) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.
(d) “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issuance Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.
(e) “Bid Price” means, for any security as of the particular time of determination, the bid price for such security on the Principal Market as reported by Bloomberg as of such time of determination, or, if the Principal Market is not the principal securities exchange or trading market for such security, the bid price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg as of such time of determination, or if the foregoing does not apply, the bid price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg as of such time of determination, or, if no bid price is reported for such security by Bloomberg as of such time of determination, the average of the bid prices of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices) as of such time of determination. If the Bid Price cannot be calculated for a security as of the particular time of determination on any of the foregoing bases, the Bid Price of such security as of such time of determination shall be the fair market value as mutually determined by the Company and the Holder. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.
(f) “Bloomberg” means Bloomberg, L.P.
(g) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.
(h) “Closing Sale Price” means, for any security as of any date, the last closing trade price for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior
Ann. M-12

to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing does not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last trade price is reported for such security by Bloomberg, the average of the ask prices of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.
(i) “Common Stock” means (i) the Company’s shares of common stock, $0.0001 par value per share, and (ii) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.
(j) “Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock.
(k) “Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the Principal Market.
(l) “Expiration Date” means the date this Warrant is exercised in full.
(m) “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Stock be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding shares of Common Stock, (y) 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of shares of Common Stock such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding shares of Common Stock, (y) at least 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding; or (z) such number of shares of Common Stock such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (v) reorganize, recapitalize or reclassify its Common Stock, (B) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Common Stock, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock not held by all such Subject Entities as of the date of this Warrant calculated as if any shares of Common Stock held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding
Ann. M-13

shares of Common Stock or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other shareholders of the Company to surrender their shares of Common Stock without approval of the shareholders of the Company or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.
(n) “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.
(o) “Notes” has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all notes issued in exchange therefor or replacement thereof.
(p) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.
(q) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.
(r) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.
(s) “Principal Market” means the Nasdaq Capital Market.
(t) “SEC” means the United States Securities and Exchange Commission or the successor thereto.
(u) “Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.
(v) “Successor Entity” means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.
(w) “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Common Stock, any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price or trading volume determinations relating to the Common Stock, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.
(x) “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar
Ann. M-14

organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.
[signature page follows]
Ann. M-15

IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Stock to be duly executed as of the Issuance Date set out above.
AJA HOLDCO, INC.

By:
Name:
Title:
Ann. M-16

EXHIBIT A
EXERCISE NOTICE
TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
WARRANT TO PURCHASE COMMON STOCK
AJA HOLDCO, INC.
The undersigned holder hereby elects to exercise the Warrant to Purchase Common Stock No.      (the “Warrant”) of Aja Holdco, Inc., a Delaware corporation (the “Company”) as specified below. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.
1. Form of Exercise Price. The Holder intends that payment of the Aggregate Exercise Price shall be made as:
a “Cash Exercise” with respect to          Warrant Shares; and/or
a “Cashless Exercise” with respect to          Warrant Shares; and/or
In the event that the Holder has elected a Cashless Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder hereby represents and warrants that (i) this Exercise Notice was executed by the Holder at       [a.m.][p.m.] on the date set forth below and (ii) if applicable, the Bid Price as of such time of execution of this Exercise Notice was $    .
2. Payment of Exercise Price. In the event that the Holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder shall pay the Aggregate Exercise Price in the sum of $         to the Company in accordance with the terms of the Warrant.
3. Delivery of Warrant Shares. The Company shall deliver to Holder, or its designee or agent as specified below,      shares of Common Stock in accordance with the terms of the Warrant. Delivery shall be made to Holder, or for its benefit, as follows:
Check here if requesting delivery as a certificate to the following name and to the following address:
Issue to:

Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:
DTC Participant:
DTC Number:
Account Number:
Date:	,

Name of Registered Holder

By:
Name:
Title:

Tax ID:
Facsimile:
E-mail Address:
Ann. M-17

EXHIBIT B
ACKNOWLEDGMENT
The Company hereby acknowledges this Exercise Notice and hereby directs           to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated      , 202 , from the Company and acknowledged and agreed to by          .
AJA HOLDCO, INC.
By:
Name:
Title:
Ann. M-18

Annex N
FORM OF CONVERTIBLE
SECURITY SUBSCRIPTION AGREEMENT
This SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of February [•], 2024 (the “Subscription Date”), is by and among Aja Holdco, Inc., a Delaware corporation with offices located at 51 Astor Place, 10th Floor, New York, New York 10003 (the “Company”), ARYA Sciences Acquisition Corp IV, a company organized under the laws of the Cayman Islands with offices located at 51 Astor Place, 10th Floor, New York, New York 10003 (the “SPAC”), Adagio Medical, Inc., a Delaware corporation with offices located at 26051 Merit Circle, Suite 102, Laguna Hills, CA 92653 (the “Target” and together with the Company and the SPAC, the “BC Parties”), and each of the investors listed on the Schedule of Buyers attached hereto (each individually, a “Buyer” and collectively, the “Buyers”).
RECITALS
A. On February [•], 2024, the Company has entered into that certain Business Combination Agreement (as in effect as of the date hereof, the “Business Combination Agreement”), by and among the Company, the SPAC, the Target, Aja Merger Sub 1, a Cayman Islands exempted company and a wholly owned subsidiary of the Company (“SPAC Merger Sub”) and Aja Merger Sub 2, Inc., a Delaware corporation (“Target Merger Sub”), pursuant to which, among other things, SPAC Merger Sub will merge with and into SPAC, with SPAC surviving such merger as a wholly-owned subsidiary of the Company, and Target Merger Sub will merge with and into the Target, with the Target surviving such merger as a wholly-owned subsidiary of the Company, at the closing thereof (the “Business Combination Closing”, and such date, the “Business Combination Closing Date”), and the Company shall be the public company successor to the SPAC (the “Business Combination”), as described in that certain registration statement on Form S-4 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) in connection with the Business Combination (the “S-4 BC Registration Statement”).
B. The Company and each Buyer is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), and Rule 506(b) of Regulation D (“Regulation D”) as promulgated by the SEC under the 1933 Act.
C. The Company has authorized a new series of senior secured convertible notes of the Company, in the aggregate original principal amount of $20,000,000, substantially in the form attached hereto as Exhibit A (the “Notes”), which Notes shall be convertible into shares of Common Stock (as defined below) (the shares of Common Stock issuable pursuant to the terms of the Notes, including, without limitation, upon conversion or otherwise, collectively, the “Conversion Shares”), in accordance with the terms of the Notes.
D. Each Buyer wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, (i) a Note in the aggregate original principal amount set forth opposite such Buyer’s name in column (3) on the Schedule of Buyers, and (ii) a warrant to initially acquire up to that aggregate number of additional shares of Common Stock set forth opposite such Buyer’s name in column (4) on the Schedule of Buyers, substantially in the form attached hereto as Exhibit B (the “Warrants”) (as exercised, collectively, the “Warrant Shares”).
E. At the Closing, the parties hereto shall execute and deliver a Registration Rights Agreement, in the form attached hereto as Exhibit C (the “Registration Rights Agreement”), pursuant to which the Company has agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement), under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.
F. The Notes, the Conversion Shares, the Warrants and the Warrant Shares are collectively referred to herein as the “Securities.”
G. The Notes will rank pari passu with all Other Notes (as defined in the Notes) and shall be senior to all outstanding and future indebtedness of the Company and its Subsidiaries (as defined below) (other than Permitted Senior Indebtedness (as defined in the Notes) that may be issued after the date hereof) and the Notes will be secured by a first priority (except with respect to Permitted Liens (as defined in the Notes)) perfected security interest in all of the existing and future assets of the Company and its direct and indirect Subsidiaries, including a pledge of all of the capital stock of each of the Subsidiaries (other than any Excluded Subsidiary (as defined in the Security Agreement (as defined below)), as evidenced by (i) a security agreement in the form attached hereto as Exhibit D
Ann. N-1

(the “Security Agreement”), (ii) account control agreements with respect to certain accounts described in the Note and the Security Agreement, in form and substance reasonably acceptable to each Buyer, duly executed by the Company and each depositary bank (each, an “Controlled Account Bank”) in which each such account is maintained (the “Controlled Account Agreements”, and together with the Security Agreement, the Perfection Certificate (as defined below) and the other security documents and agreements entered into in connection with this Agreement and each of such other documents and agreements, as each may be amended or modified from time to time, collectively, the “Security Documents”), and (iii) a guaranty executed by each Subsidiary (other than any Excluded Subsidiary) of the Company, in the form attached hereto as Exhibit E (collectively, the “Guaranties”) pursuant to which each of them guarantees the obligations of the Company under the Transaction Documents (as defined below).
AGREEMENT
NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each Buyer hereby agree as follows:
1. PURCHASE AND SALE OF NOTES AND WARRANTS.
(a) Purchase of Notes and Warrants. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Closing Date (as defined below) a Note in the original principal amount as is set forth opposite such Buyer’s name in column (3) on the Schedule of Buyers along with Warrants to initially acquire up to that aggregate number of Warrant Shares as is set forth opposite such Buyer’s name in column (4) on the Schedule of Buyers.
(b) Closing. The closing (the “Closing”) of the purchase of the Notes and the Warrants by the Buyers shall occur at the offices of Kelley Drye & Warren LLP, 3 World Trade Center, 175 Greenwich Street, New York, NY 10007. The date and time of the Closing (the “Closing Date”) shall be immediately following the time of the closing of the Business Combination on the Business Combination Closing Date, so long as the conditions to the Closing set forth in Sections 6 and 7 below are satisfied or waived as of such date, and in any event no later than the first (1st) Business Day on which the conditions to the Closing set forth in Sections 6 and 7 below are satisfied or waived (or such other date as is mutually agreed to by the Company and each Buyer). As used herein “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.
(c) Purchase Price. The aggregate purchase price for the Notes and the Warrants to be purchased by each Buyer (the “Purchase Price”) shall be the amount set forth opposite such Buyer’s name in column (5) on the Schedule of Buyers; provided, that to the extent set forth on the Schedule of Buyers, a Buyer may satisfy its payment of the Purchase Price, in whole or in part, through the cancellation of (or transfer to the Company of) outstanding Indebtedness of the applicable BC Party then held by such Buyer as specified opposite such Buyer’s name on the Schedule of Buyers attached hereto (each, a “Non-Cash Purchase Price Amount”). Each Buyer shall pay $1,000 for each $1,000 of principal amount of Notes and related Warrants to be purchased by such Buyer at the Closing. Each Buyer and the Company agree that the Notes and the Warrants constitute an “investment unit” for purposes of Section 1273(c)(2) of the Internal Revenue Code of 1986, as amended (the “Code”). The Buyers and the Company agree that the allocation of the Purchase Price, which is the issue price of such investment unit, between the Notes and the Warrants in accordance with Section 1273(c)(2) of the Code and Treasury Regulation Section 1.1273-2(h) shall be an aggregate amount of $187,500 allocated to the Warrants and the balance of the Purchase Price allocated to the Notes, and neither the Buyers nor the Company shall take any position inconsistent with such allocation in any tax return or in any judicial or administrative proceeding in respect of taxes.
(d) Form of Payment. On the Closing Date, (i) each Buyer shall pay its respective Purchase Price (less, in the case of any Buyer, the amounts withheld pursuant to Section 4(g) and any applicable Non-Cash Purchase
Ann. N-2

Price Amount) to the Company for the Notes and the Warrants to be issued and sold to such Buyer at the Closing, by wire transfer of immediately available funds in accordance with the Flow of Funds Letter (as defined below) and (ii) the Company shall deliver to each Buyer (A) a Note in the aggregate original principal amount as is set forth opposite such Buyer’s name in column (3) of the Schedule of Buyers, and (B) a Warrant pursuant to which such Buyer shall have the right to initially acquire up to such aggregate number of Warrant Shares as is set forth opposite such Buyer’s name in column (4) of the Schedule of Buyers, in each case, duly executed on behalf of the Company and registered in the name of such Buyer or its designee.
2. BUYER’S REPRESENTATIONS AND WARRANTIES.
Each Buyer, severally and not jointly, represents and warrants to the Company with respect to only itself that, as of the date hereof and as of the Closing Date:
(a) Organization; Authority. Such Buyer is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents (as defined below) to which it is a party and otherwise to carry out its obligations hereunder and thereunder.
(b) No Public Sale or Distribution. Such Buyer (i) is acquiring its Note and Warrants, (ii) upon conversion of its Note will acquire the Conversion Shares issuable upon conversion thereof, and (iii) upon exercise of its Warrants (other than pursuant to a Cashless Exercise (as defined in the Warrants)) will acquire the Warrant Shares issuable upon exercise thereof, in each case, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, except pursuant to sales registered or exempted under the 1933 Act; provided, however, by making the representations herein, such Buyer does not agree, or make any representation or warranty, to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption from registration under the 1933 Act. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities in violation of applicable securities laws. For purposes of this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any Governmental Entity (as defined below) or any department or agency thereof.
(c) Accredited Investor Status. Such Buyer is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D.
(d) Reliance on Exemptions. Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.
(e) Information. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities that have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer’s right to rely on the Company’s representations and warranties contained herein. Such Buyer understands that its investment in the Securities involves a high degree of risk. Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.
(f) No Governmental Review. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.
(g) Transfer or Resale. Such Buyer understands that except as provided in the Registration Rights Agreement, the Investor Rights Agreement and Section 4(h) hereof: (i) the Securities have not been and are not
Ann. N-3

being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Buyer shall have delivered to the Company (if requested by the Company) an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such Buyer provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act (or a successor rule thereto) (collectively, “Rule 144”); (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144, and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC promulgated thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder. Notwithstanding the foregoing, the Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document (as defined in Section 3(b)), including, without limitation, this Section 2(g).
(h) Validity; Enforcement. This Agreement has been, and the other Transaction Documents to which it is a party will be prior to or upon the Closing, duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.
(i) No Conflicts. The execution, delivery and performance by such Buyer of this Agreement and the Transaction Documents to which it is a party and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer, or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.
(j) Residency. Such Buyer is a resident of that jurisdiction specified below its address on the Schedule of Buyers.
(k) No Reliance on Placement Agent.
(i) Such Buyer acknowledges and agrees that such Buyer is purchasing the Securities directly from the Company. Such Buyer further acknowledges that there have not been, and such Buyer hereby agrees that it is not relying on, representations, warranties, covenants and agreements made to such Buyer by or on behalf of the Company, the SPAC, the Target and Chardan Capital Markets LLC (Chardan Capital Markets, LLC and any of its affiliates, collectively, the “Placement Agent”), any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements in the Transaction Documents.
(ii) In making its decision to purchase the Securities, such Buyer has relied solely upon independent investigation made by such Buyer. Without limiting the generality of the foregoing, such Buyer has not relied on any statements or other information provided by or on behalf of the Placement Agent or any of
Ann. N-4

its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning the BC Parties, the Business Combination, the Business Combination Agreement, the Transaction Documents or the transactions contemplated hereby or thereby, the Securities or the offer and sale of the Securities.
(iii) Such Buyer acknowledges that no disclosure or offering document has been prepared by the Placement Agent in connection with the offer and sale of the Securities.
(iv) Such Buyer acknowledges that neither the Placement Agent, nor any of its affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to the Company, the SPAC, the Target or its subsidiaries or any of their respective businesses, or the Securities or the accuracy, completeness or adequacy of any information supplied to such Buyer by any of the BC Parties, as applicable.
(v) Such Buyer acknowledges and is aware that the Placement Agent is acting as the Company’s and the SPAC’s placement agent with respect to this offering of the Securities and Jefferies LLC is acting as placement agent in connection with a separate PIPE financing and as capital markets advisor to the SPAC.
(vi) Such Buyer acknowledges and agrees that no Placement Agent shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such Buyer, the Company, the SPAC or any other person or entity), whether in contract, tort or otherwise, to such Buyer, or to any person claiming through such Buyer, in respect of this offering of the Securities or the Business Combination.
(l) No General Solicitation. Such Buyer became aware of this offering of the Securities solely by means of direct contact between such Buyer and the BC Parties or a representative of one of the BC Parties, and the Securities were offered to such Buyer solely by direct contact between such Buyer and the BC Parties or a representative thereof. Such Buyer did not become aware of this offering of the Securities, nor were the Securities offered to such Buyer, by any other means and none of the BC Parties, the Placement Agent or their respective representatives or any person acting on behalf of any of them acted as investment advisor, broker or dealer to such Buyer. Such Buyer acknowledges that the Securities were not offered by any form of general solicitation or general advertising. Such Buyer acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, the SPAC, the Target, the Placement Agent, any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of the Company expressly set forth in the Transaction Documents, the SPAC expressly set forth in the Transaction Documents and the Target expressly set forth in the Transaction Documents, in making its investment or decision to invest in the Company.
(m) No Prohibited Investors. Such Buyer is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC Lists; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of Cuba, Iran, North Korea, Russia, Syria, the Crimea, Donetsk or Luhansk regions of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). Such agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that such Buyer is permitted to do so under applicable law. If such Buyer is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), such Buyer maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the
Ann. N-5

screening of its investors against the OFAC sanctions programs, including, without limitation, the OFAC List. To the extent required by applicable law, such Buyer maintains policies and procedures reasonably designed to ensure that the funds held by such Buyer and used to purchase the Securities and any Warrant Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.
(n) No “Bad Actors”. Neither such Buyer, nor any person or entity with whom such Buyer shares beneficial ownership of the Notes, is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act.
(o) Certain Transactions. Other than consummating the transactions contemplated hereunder, such Buyer has not, nor has any Person acting on behalf of or pursuant to any understanding with such Buyer (excluding any funds or investment vehicles not managed by the Buyer), executed any purchases or sales, including Short Sales, or any “put equivalent position” as such term is defined in Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (a “Put Equivalent Position”) of the securities of the SPAC during the period commencing as of the time that such Buyer first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. “Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the 1934 Act (but shall not be deemed to include locating and/or borrowing shares of Common Stock).
3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.
The Company represents and warrants to each of the Buyers (x) as of the Subscription Date (solely with respect to the representations and warranties set forth in Sections 3(a) to 3(e) below) and (y) as of the time of the Closing (the “Closing Time”) with respect to all of the representations and warranties in this Section 3 as follows:
(a) Organization and Qualification. Each of the Company and each of its Subsidiaries are entities duly organized and validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authority to own their properties and to carry on their business as now being conducted and as presently proposed to be conducted. Each of the Company and each of its Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Company Material Adverse Effect (as defined below). As used in this Agreement, “Company Material Adverse Effect” means any material adverse effect on (i) the business, properties, assets, liabilities, operations (including results thereof), or financial condition or prospects of the Company and its Subsidiaries (as defined below), taken as a whole, (ii) the transactions contemplated hereby or in any of the other Transaction Documents or (iii) the authority or ability of the Company or any of its Subsidiaries to perform any of their respective obligations under any of the Transaction Documents (as defined below). As of the Closing Time, other than the Persons (as defined below) set forth on Schedule 3(a) the Company has no Subsidiaries. “Subsidiary” means any Person in which the Company, directly or indirectly (including through or in combination with another Subsidiary of the Company), owns more than twenty percent (20%) of the total voting power of capital stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons having the power to direct or cause the direction of the management and policies thereof. The Company represents and warrants that Adagio Medical GmbH, a company organized under the laws of Germany, is an Excluded Subsidiary (as defined in the Security Agreement), and satisfies the requirements of such definition in the Security Agreement.
(b) Authorization; Enforcement; Validity. The Company has the requisite power and authority to execute and deliver, and perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party and to issue the Securities in accordance with the terms hereof and thereof. Each Subsidiary has the requisite power and authority to execute and deliver and perform its obligations under the Transaction Documents to which it is a party. The execution and delivery of this Agreement and the other Transaction Documents by the Company and its Subsidiaries, and the consummation by the Company and its Subsidiaries of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes and the reservation for issuance and issuance of the Conversion Shares issuable upon conversion of the Notes and the issuance of the Warrants and the reservation for issuance and issuance of the Warrant Shares issuable upon exercise of the Warrants) have been duly authorized by the Company’s board of directors and each of its
Ann. N-6

Subsidiaries’ board of directors or other governing body, as applicable, and (other than (i) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Transaction Documents, the Business Combination Agreement or the transactions contemplated hereby or thereby, (ii) compliance with the listing requirements of the Principal Market (including, without limitation, filing a listing application with the Principal Market with respect to the Conversion Shares and the Warrant Shares), (iii) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement and any filings as may be required by any state securities agencies and (iv) stockholder approvals required pursuant to the Business Combination Agreement to permit the consummation of the Business Combination (collectively, the “Required Approvals”), no further filing, consent or authorization is required by the Company, its Subsidiaries, their respective boards of directors or their stockholders or other governing body. This Agreement has been, and the other Transaction Documents to which it is a party will be prior to or upon the Closing, duly executed and delivered by the Company, and each constitutes the legal, valid and binding obligations of the Company (assuming that this Agreement and the other Transaction Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto (if any)), enforceable against the Company in accordance with its respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law. Prior to the Closing, the Transaction Documents to which each Subsidiary is a party will be duly executed and delivered by each such Subsidiary, and shall constitute the legal, valid and binding obligations of each such Subsidiary (assuming that this Agreement and the other Transaction Documents to which such Subsidiary is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto (if any)), enforceable against each such Subsidiary in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law. “Transaction Documents” means, collectively, this Agreement, the Notes, the Warrants, the Investor Rights Agreement (as defined below), the Guaranties, the Security Documents, the Registration Rights Agreement, the Irrevocable Transfer Agent Instructions (as defined below) and each of the other agreements and instruments entered into or delivered by any of the parties hereto in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.
(c) Issuance of Securities. The issuance of the Notes and the Warrants are duly authorized and upon issuance in accordance with the terms of the Transaction Documents shall be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, mortgages, defects, claims, liens, pledges, charges, taxes, rights of first refusal, encumbrances, security interests and other encumbrances (collectively “Liens”) with respect to the issuance thereof. As of the Closing, the Company shall have reserved from its duly authorized capital stock not less than the sum of (i) 100% of the maximum number of Conversion Shares issuable upon conversion of the Notes (assuming for purposes hereof that (x) the Notes are convertible at the Alternate Conversion Price (as defined in the Notes), (y) interest on the Notes shall accrue through the forty-five month anniversary of the Closing Date and will be converted into shares of Common Stock at a conversion price equal to the Alternate Conversion Price and (z) any such conversion shall not take into account any limitations on the conversion of the Notes set forth in the Notes), and (ii) the maximum number of Warrant Shares initially issuable upon exercise of the Warrants (without taking into account any limitations on the exercise of the Warrants set forth therein). Upon issuance or conversion in accordance with the Notes or exercise in accordance with the Warrants (as the case may be), the Conversion Shares and the Warrant Shares, respectively, when issued, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights or Liens with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Stock. Subject to the accuracy of the representations and warranties of the Buyers in this Agreement, the offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act.
(d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and its Subsidiaries and the consummation by the Company and its Subsidiaries of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes, the Warrants, the
Ann. N-7

Conversion Shares and the Warrant Shares and the reservation for issuance of the Conversion Shares and the Warrant Shares) will not (i) result in a violation of the Certificate of Incorporation (as defined below) (including, without limitation, any certificate of designation contained therein), Bylaws (as defined below), certificate of formation, memorandum of association, articles of association, bylaws or other organizational documents of the Company or any of its Subsidiaries, or any capital stock or other securities of the Company or any of its Subsidiaries, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party (including, without limitation, the Business Combination Agreement), or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including, without limitation, foreign, federal and state securities laws and regulations and the rules and regulations of the Nasdaq Capital Market (the “Principal Market”) and including all applicable foreign, federal and state laws, rules and regulations) to which the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is subject or bound, except, in the case of any of clauses (ii) and (iii) above, as would not have a Company Material Adverse Effect.
(e) Consents. Neither the Company nor any Subsidiary is required to obtain any consent from, approval of or authorization or order of, or make any designation, declaration or filing or registration with (other than the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, any filings as may be required by any state securities agencies and other consents and filings which have been obtained or made), any Governmental Entity (as defined below) or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its respective obligations under or contemplated by the Transaction Documents, in each case, in accordance with the terms hereof or thereof (other than the Required Approvals). All consents, authorizations, orders, filings and registrations which the Company or any Subsidiary is required to obtain pursuant to the preceding sentence have been or will be obtained or effected on or prior to the Closing Date, and neither the Company nor any of its Subsidiaries are aware of any facts or circumstances which would reasonably be expected to prevent the Company or any of its Subsidiaries from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents. The Company is not in violation of the requirements of the Principal Market and has no knowledge of any facts or circumstances which could reasonably lead to delisting or suspension of the Common Stock in the foreseeable future. As of the time of initial issuance of the Notes and the Warrants, no stockholder approval shall be required for the conversion in full of the Notes and/or the exercise in full of the Warrants, as applicable, in compliance with the rules and regulations of the Principal Market (including, without limitation, Nasdaq Stock Market Rule 5635). “Governmental Entity” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.
(f) Acknowledgment Regarding Buyer’s Purchase of Securities. The Company acknowledges and agrees that each Buyer is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of the Company or any of its Subsidiaries, (ii) an “affiliate” (as defined in Rule 144) of the Company or any of its Subsidiaries or (iii) to its knowledge, a “beneficial owner” of more than 10% of the shares of Common Stock (as defined for purposes of Rule 13d-3 of the 1934 Act). The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer’s purchase of the Securities. The Company further represents to each Buyer that the Company’s and each Subsidiary’s decision to enter into the Transaction Documents to which it is a party has been based solely on the independent evaluation by the Company, each Subsidiary and their respective representatives.
Ann. N-8

(g) No General Solicitation; Placement Agent’s Fees. Neither the Company, nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or brokers’ commissions (other than for Persons engaged by any Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby, including, without limitation, placement agent fees payable to the Placement Agent in connection with the sale of the Securities. The fees and expenses of the Placement Agent to be paid by the Company or any of its Subsidiaries are as set forth on Schedule 3(g) attached hereto. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorney’s fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged the Placement Agent in connection with the sale of the Securities. Other than the Placement Agent, neither the Company nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the offer or sale of the Securities.
(h) No Integrated Offering. None of the Company, its Subsidiaries or any of their affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act, whether through integration with prior offerings or otherwise, or caused this offering of the Securities to require approval of stockholders of the Company for purposes of the 1933 Act or under any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation. None of the Company, its Subsidiaries, their affiliates nor any Person acting on their behalf will take any action or steps that would require registration of the issuance of any of the Securities under the 1933 Act (other than pursuant to the Registration Rights Agreement and the Investor Rights Agreement (as defined in the Notes)) or cause the offering of any of the Securities to be integrated with other offerings of securities of the Company.
(i) Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares and Warrant Shares will increase in certain circumstances. The Company further acknowledges that its obligation to issue the Conversion Shares pursuant to the terms of the Notes in accordance with this Agreement and the Notes and the Warrant Shares upon exercise of the Warrants in accordance with this Agreement, the Notes and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Company.
(j) Application of Takeover Protections; Rights Agreement. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, interested stockholder, business combination, poison pill (including, without limitation, any distribution under a rights agreement), stockholder rights plan or other similar anti-takeover provision under the Certificate of Incorporation, Bylaws or other organizational documents or the laws of the jurisdiction of its incorporation or otherwise which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and any Buyer’s ownership of the Securities. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of shares of Common Stock or a change in control of the Company or any of its Subsidiaries.
(k) SEC Documents; Financial Statements. From and after the effective time of the S-4 BC Registration Statement, the Company has timely (after giving effect to any applicable grace period or extensions under applicable securities laws) filed all reports, schedules, forms, proxy statements, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed prior to the Closing Time and all exhibits and appendices included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being collectively hereinafter referred to as the “SEC Documents”). The Company has delivered or has made available to the Buyers or their respective representatives true, correct and complete copies of each of the SEC Documents not available on the EDGAR system. As of their respective dates (except to the extent that information contained in any SEC Document has been superseded by a later filed SEC Document), the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with
Ann. N-9

the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not materially misleading. As of their respective dates, the financial statements of the applicable BC Entities included in the SEC Documents complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing, or, if amended, as of the date of such amendment. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the applicable BC Entities as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, (i) in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate, and (ii) changes to historical accounting policies of the applicable BC Entities in connection with any order, directive, guideline, comment or recommendation from the SEC that is applicable to such BC Entity. The investor presentation relating to the Business Combination attached hereto as Exhibit G does not as of the date hereof contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading, in the light of the circumstance under which they are or were made. The Company is not currently contemplating to amend or restate any of the financial statements (including, without limitation, any notes or any letter of the independent accountants of the applicable BC Entities with respect thereto) included in the SEC Documents (the “Financial Statements”), nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate any of the Financial Statements, in each case, in order for any of the Financials Statements to be in compliance with GAAP and the rules and regulations of the SEC. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of the Financial Statements or that there is any need for the Company to amend or restate any of the Financial Statements.
(l) Absence of Certain Changes. Since the date of the Target’s most recent audited financial statements contained in the S-4 BC Registration Statement, there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations (including results thereof), financial condition or prospects of the Company or any of its Subsidiaries, provided, however, that any change or effect that results from or relates to any MAE Exception shall be disregarded for purposes of the foregoing. Since the date of the Target’s most recent audited financial statements contained in the S-4 BC Registration Statement, neither the Company nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any material assets, individually or in the aggregate, outside of the ordinary course of business, other than sale of inventory or the abandonment of obsolete equipment or (iii) made any material capital expenditures, individually or in the aggregate, outside of the ordinary course of business, other than the Business Combination. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the Company or any Subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company and its Subsidiaries, on a consolidated basis, immediately after giving effect to the Business Combination and the transactions contemplated hereby to occur at the Closing, and assuming (x) the truth and accuracy of the representations and warranties of the Buyers set forth in Section and (y) compliance by the Buyers with their covenants and agreements set forth in this Agreement, will not be Insolvent (as defined below). For purposes of this Section 3(l), “Insolvent” means, (i) with respect to the Company and its Subsidiaries, on a consolidated basis, (A) the present fair saleable value of the Company’s and its Subsidiaries’ assets is less than the amount required to pay the Company’s and its Subsidiaries’ total Indebtedness (as defined below), (B) the Company and its Subsidiaries are unable to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or (C) the Company and its Subsidiaries intend to incur or believe that they will incur debts that would be beyond their ability to pay as such debts mature; and (ii) with respect to the Company and each Subsidiary, individually, (A) the present fair saleable value of the Company’s or such Subsidiary’s (as the case may be) assets is less than the amount required to pay its respective total Indebtedness, (B) the Company or such Subsidiary (as the case may be) is unable to pay its respective debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured or (C) the Company or such Subsidiary (as the case may be) intends
Ann. N-10

to incur or believes that it will incur debts that would be beyond its respective ability to pay as such debts mature. Neither the Company nor any of its Subsidiaries has engaged in any business or in any transaction, and is not about to engage in any business or in any transaction, for which the Company’s or such Subsidiary’s remaining assets constitute unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.
(m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is reasonably expected to exist or occur with respect to the Company, any of its Subsidiaries or any of their respective businesses, properties, liabilities, prospects, operations (including results thereof) or financial condition, that (i) would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form S-1 filed with the SEC relating to an issuance and sale by the Company of its Common Stock and which has not been publicly announced, (ii) could have a material adverse effect on any Buyer’s investment hereunder or (iii) could have a Company Material Adverse Effect.
(n) Conduct of Business; Regulatory Permits. Neither the Company nor any of its Subsidiaries is in violation of any term of or in default under its Certificate of Incorporation, any certificate of designation, preferences or rights of any other outstanding series of preferred stock of the Company or any of its Subsidiaries or Bylaws or their organizational charter, certificate of formation, memorandum of association, articles of association, Certificate of Incorporation or certificate of incorporation or bylaws, respectively. Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except in all cases for possible violations which could not, individually or in the aggregate, have a Company Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances that could reasonably lead to delisting or suspension of the Common Stock by the Principal Market in the foreseeable future. The Company and each of its Subsidiaries possess all material certificates, authorizations and permits (“Material Permits”) issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Permit is in full force and effect in accordance with its terms and (ii) no written notice of suspension, limitation, revocation, cancellation, modification or termination of any Material Permit has been received by the Company or any of its Subsidiaries.
(o) Foreign Corrupt Practices. Neither the Company, the Company’s Subsidiaries or, to the Company’s knowledge, any director, officer, agent, employee, nor any other person acting for or on behalf of the foregoing (individually and collectively, a “Company Affiliate”) have violated the U.S. Foreign Corrupt Practices Act (the “FCPA”) or any other applicable anti-bribery or anti-corruption laws, nor has, to the Company’s knowledge, any Company Affiliate offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any officer, employee or any other person acting in an official capacity for any Governmental Entity to any political party or official thereof or to any candidate for political office (individually and collectively, a “Government Official”) or to any person under circumstances where such Company Affiliate knew or was aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of:
(i) (A) influencing any act or decision of such Government Official in his/her official capacity, (B) inducing such Government Official to do or omit to do any act in violation of his/her lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Entity, or
(ii) assisting the Company or its Subsidiaries in obtaining or retaining business for or with, or directing business to, the Company or its Subsidiaries.
Ann. N-11

(p) Sarbanes-Oxley Act. The Company and each Subsidiary is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002, as amended, and any and all applicable rules and regulations promulgated by the SEC thereunder.
(q) Transactions With Affiliates. Except as set forth on Schedule 3(q), there are no contracts between (a) the Company or any of its Subsidiaries, on the one hand, and (b) any employee, partner, director, officer or direct shareholder of 10% or more of the Common Stock (each Person identified in this clause (b), a “Company Related Party”), other than (i) contracts with respect to a Company Related Party’s employment with the Company or its Subsidiaries entered into in the ordinary course of business (including benefit plans and other ordinary course compensation). Except as set forth on Schedule 3(q), no Company Related Party (A) owns any interest in any material asset or property used in any business of the Company or its Subsidiaries, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, vendor, partner, customer, lessor or other material business relation of the Company or its Subsidiaries, (C) is a supplier, vendor, partner, customer, lessor, or other material business relation of the Company’s Subsidiaries or (D) owes any material amount to, or is owed any material amount by, the Company or its Subsidiaries (other than accrued compensation, employee benefits, employee or director expense reimbursement, in each case, in the ordinary course of business). All contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3(r) are referred to herein as “Company Related Party Transactions”.
(r) Equity Capitalization.
(i) Definitions:
(A) “Common Stock” means (x) the Company’s shares of common stock, $0.0001 par value per share, and (y) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.
(B) “Preferred Stock” means (x) the Company’s blank check preferred stock, $0.0001 par value per share, the terms of which may be designated by the board of directors of the Company in a certificate of designations and (y) any capital stock into which such preferred stock shall have been changed or any share capital resulting from a reclassification of such preferred stock (other than a conversion of such preferred stock into Common Stock in accordance with the terms of such certificate of designations).
(ii) Authorized and Outstanding Capital Stock. As of the Closing Time, the authorized capital stock of the Company will consist at least of 250,000,000 shares of Common Stock, of which approximately 12,800,000 shares of Common Stock are expected to be issued and outstanding at Closing (such number is assuming that (i) all publicly held Class A ordinary shares of the SPAC that are not subject to any non-redemption and/or open market purchase commitment with the SPAC and the Company in connection with the Business Combination will be redeemed at Closing, (ii) no additional securities will be sold by the Company prior to Closing, (iii) no Convertible Securities are exercised at Closing, and (iv) no securities are issued pursuant to any incentive plan or employee stock purchase plan that the Company will adopt at Closing), and (B) such number of shares of Preferred Stock, which will be determined by mutual agreement by the SPAC and the Target pursuant to the Business Combination Agreement prior to the Closing Date and of which none will be issued and outstanding. “Convertible Securities” means any capital stock or other security of the Company or any of its Subsidiaries that is at any time and under any circumstances directly or indirectly convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any capital stock or other security of the Company (including, without limitation, Common Stock) or any of its Subsidiaries.
(iii) Valid Issuance; Available Shares; Affiliates. All of such outstanding shares are duly authorized and have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Schedule 3(r)(iii) sets forth the number of shares of Common Stock that as of Closing are expected to be reserved for issuance pursuant to Convertible Securities (as defined below) (other than the Notes and the Warrants).
(iv) Existing Securities; Obligations. Except as disclosed in the SEC Documents: (A) none of the Company’s or any Subsidiary’s shares, interests or capital stock is subject to preemptive rights or any other
Ann. N-12

similar rights or Liens suffered or permitted by the Company or any Subsidiary; (B) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares, interests or capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares, interests or capital stock of the Company or any of its Subsidiaries; (C) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act (except pursuant to the Registration Rights Agreement and the Investor Rights Agreement (as defined in the Notes)); (D) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (E) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; and (F) neither the Company nor any Subsidiary has any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement.
(v) Organizational Documents. The Company has furnished to the Buyers true, correct and complete copies of the Company’s Certificate of Incorporation, as amended and as will be in effect after the Business Combination Closing and at the Closing Time (the “Certificate of Incorporation”), and the Company’s bylaws, as amended and as will be in effect after the Business Combination Closing and at the Closing Time (the “Bylaws”).
(s) Indebtedness and Other Contracts. Neither the Company nor any of its Subsidiaries, (i) except as disclosed on Schedule 3(s), has any outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound, (ii) has any financing statements securing obligations in any amounts filed in connection with the Company or any of its Subsidiaries; (iii) is in material violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Company Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries have any liabilities or obligations required to be disclosed in the SEC Documents which are not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company’s or its Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or could not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement: (x) “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with GAAP) (other than trade payables entered into in the ordinary course of business consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (y) “Contingent Obligation” means, as to any Person, any direct or indirect
Ann. N-13

liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.
(t) Litigation. There is no action, suit, arbitration, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, other Governmental Entity, self-regulatory organization or body pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Neither the Company, its Subsidiaries nor any of their respective properties or assets is subject to any material order, writ, judgment, injunction, decree, determination or award of any Governmental Entity which would reasonably be expected to have a Company Material Adverse Effect.
(u) Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for, and neither the Company nor any such Subsidiary has any reason to believe that it will be unable to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Company Material Adverse Effect.
(v) Employee Relations. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. The Company and its Subsidiaries believe that their relations with their employees are good. No executive officer (as defined in Rule 501(f) promulgated under the 1933 Act) or other key employee of the Company or any of its Subsidiaries has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer’s employment with the Company or any such Subsidiary. No current (or former) executive officer or other key employee of the Company or any of its Subsidiaries is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer or other key employee (as the case may be) does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.
(w) Title.
(i) Real Property. Each of the Company and its Subsidiaries holds good title to all real property, leases in real property, facilities or other interests in real property owned or held by the Company or any of its Subsidiaries (the “Real Property”) owned by the Company or any of its Subsidiaries (as applicable). The Real Property is free and clear of all Liens and is not subject to any rights of way, building use restrictions, exceptions, variances, reservations, or limitations of any nature except for Permitted Liens (as defined in the Notes). Any Real Property held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere in any material respect with the use made and proposed to be made of such property and buildings by the Company or any of its Subsidiaries.
(ii) Fixtures and Equipment. Each of the Company and its Subsidiaries (as applicable) has good title to, or a valid leasehold interest in, the tangible personal property, equipment, improvements, fixtures, and other personal property and appurtenances that are used by the Company or its Subsidiary in connection with the conduct of its business (the “Fixtures and Equipment”) except as would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries owns all of its Fixtures and Equipment free and clear of all Liens except for Permitted Liens.
Ann. N-14

(x) Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, original works of authorship, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor (“Intellectual Property Rights”) necessary to conduct their respective businesses as now conducted, except where the failure to so own or possess would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company does not have any knowledge of any infringement by the Company or its Subsidiaries of Intellectual Property Rights of others. There is no written claim, action or proceeding being made or brought, or to the knowledge of the Company, being threatened in writing, that is currently pending against the Company or any of its Subsidiaries regarding infringement of third party Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their material Intellectual Property Rights.
(y) Environmental Laws. (i) The Company and its Subsidiaries (A) are in compliance with any and all Environmental Laws (as defined below), (B) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (C) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (A), (B) and (C), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The term “Environmental Laws” means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.
(ii) No Hazardous Materials:
(A) have been disposed of or otherwise released from any Real Property of the Company or any of its Subsidiaries in violation of any Environmental Laws, which violation would have a Company Material Adverse Effect; or
(B) are present on, over, beneath, in or upon any Real Property or any portion thereof in quantities that would constitute a violation of any Environmental Laws. No prior use by the Company or any of its Subsidiaries of any Real Property has occurred that violates any Environmental Laws, which violation would have a Company Material Adverse Effect.
(iii) Except as would not reasonably be expected to result in a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries knows of any other person who or entity which has stored, treated, recycled, disposed of or otherwise located on any Real Property any Hazardous Materials, including, without limitation, such substances as asbestos and polychlorinated biphenyls.
(iv) Except as would not reasonably be expected to result in a Company Material Adverse Effect, none of the Real Properties are on any federal or state “Superfund” list or Liability Information System (“CERCLIS”) list or any state environmental agency list of sites under consideration for CERCLIS, nor subject to any environmental related Liens.
(z) Subsidiary Rights. The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.
(aa) Tax Status. The Company and each of its Subsidiaries (i) has filed all material tax returns, reports and declarations required to have been filed by it with any Governmental Entity, and (ii) has paid all material taxes and other governmental assessments and charges, in each case in the nature of taxes, required to be paid by it that are shown or determined to be due on such returns, reports and declarations, except those being
Ann. N-15

contested in good faith. There are no unpaid taxes in any material amount claimed in writing to be due by the taxing authority of any jurisdiction, and the officers of the Company and its Subsidiaries know of no basis for any such claim. The Company is not operated in such a manner as to qualify as a passive foreign investment company, as defined in Section 1297 of the Code.
(bb) Internal Accounting and Disclosure Controls. The Company and each of its Subsidiaries maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the 1934 Act) that is effective to provide, in all material respects, reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability and (iii) the unauthorized acquisition, use or disposition of the Company's or each of its Subsidiaries' properties or assets could be prevented or timely detected. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the 1934 Act) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure. Except as disclosed in the SEC Documents, neither the Company nor any of its Subsidiaries has received any written notice from any accountant, Governmental Entity or other Person that there is a “material weakness” in the internal controls over financial reporting of the Company or any of its Subsidiaries or a “significant deficiency” in the internal controls over financial reporting of the Company or any of its Subsidiaries.
(cc) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company or any of its Subsidiaries and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its 1934 Act filings and is not so disclosed or that otherwise could be reasonably likely to have a Company Material Adverse Effect.
(dd) Investment Company Status. The Company is not, and upon consummation of the sale of the Securities will not be, an “investment company,” an affiliate of an “investment company,” a company controlled by an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company” as such terms are defined in the Investment Company Act of 1940, as amended.
(ee) Acknowledgement Regarding Buyers’ Trading Activity. It is understood and acknowledged by the Company that (A) each Buyer has made certain representations in Section 2(p) hereof, and (B) (i) except as set forth in Section 4(dd), following the public disclosure of the transactions contemplated by the Transaction Documents, in accordance with the terms thereof, none of the Buyers have been asked by the Company or any of its Subsidiaries to agree, nor has any Buyer agreed with the Company or any of its Subsidiaries, to desist from effecting any transactions in or with respect to (including, without limitation, purchasing or selling, long and/or short) any securities of the Company, or “derivative” securities based on securities issued by the Company or to hold any of the Securities for any specified term; (ii) except as set forth in Section 4(dd), any Buyer, and counterparties in “derivative” transactions to which any such Buyer is a party, directly or indirectly, presently may have a “short” position in the Common Stock which was established prior to such Buyer’s knowledge of the transactions contemplated by the Transaction Documents; (iii) each Buyer shall not be deemed to have any affiliation with or control over any arm’s length counterparty in any “derivative” transaction; and (iv) each Buyer may rely on the Company’s obligation to timely deliver shares of Common Stock upon conversion, exercise or exchange, as applicable, of the Securities as and when required pursuant to the Transaction Documents for purposes of effecting trading in the Common Stock of the Company. The Company further understands and acknowledges that following the public disclosure of the transactions contemplated by the Transaction Documents pursuant to the Press Release (as defined below) one or more Buyers may engage in hedging and/or trading activities (including, without limitation, the location and/or reservation of borrowable shares of Common Stock) at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value and/or number of the Warrant Shares or Conversion Shares, as applicable, deliverable with respect to the Securities are being determined and such hedging and/or trading
Ann. N-16

activities (including, without limitation, the location and/or reservation of borrowable shares of Common Stock), if any, can reduce the value of the existing stockholders’ equity interest in the Company both at and after the time the hedging and/or trading activities are being conducted. The Company acknowledges that such aforementioned hedging and/or trading activities, to the extent conducted in compliance with Section 4(dd), do not constitute a breach of this Agreement, the Notes, the Warrants or any other Transaction Document or any of the documents executed in connection herewith or therewith.
(ff) Manipulation of Price. Neither the Company nor any of its Subsidiaries has, and, to the knowledge of the Company, no Person acting on their behalf has, directly or indirectly, (i) taken any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company or any of its Subsidiaries to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities (other than the Placement Agent), (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company or any of its Subsidiaries or (iv) paid or agreed to pay any Person for research services with respect to any securities of the Company or any of its Subsidiaries.
(gg) U.S. Real Property Holding Corporation. The Company is not, and has never been, a U.S. real property holding corporation within the meaning of Section 897 of the Code.
(hh) Registration Eligibility. The Company is eligible to register the Registrable Securities (defined in the Registration Rights Agreement) for resale by the Buyers using Form S-1 promulgated under the 1933 Act.
(ii) Bank Holding Company Act; Regulation T, U or X.
(i) Neither the Company nor any of its Subsidiaries is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.
(ii) The sale of the Notes, the use of proceeds thereof and the other transactions contemplated thereby or by the other Transaction Documents, will not violate or be inconsistent with the provisions of Regulation T, U or X of the Board of Governors of the Federal Reserve System of the United States
(jj) Illegal or Unauthorized Payments; Political Contributions. Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any of the officers, directors, employees or other representatives of the Company or any of its Subsidiaries or any other Person acting for or on behalf of any of the foregoing has, since January 1, 2022, directly or indirectly, made or authorized any payment, contribution or gift of money, property, or services in contravention of applicable law, (i) as a kickback or bribe to any Person or (ii) to any political organization, or the holder of or any aspirant to any elective or appointive public office except for personal political contributions not involving the use of funds of the Company or any of its Subsidiaries.
(kk) Money Laundering. The Company and its Subsidiaries are in compliance with, and have not previously violated, the USA Patriot Act of 2001 and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations, including, without limitation, the laws, regulations and Executive Orders and sanctions programs administered by the U.S. Office of Foreign Assets Control, including, but not limited, to (i) Executive Order 13224 of September 23, 2001 entitled, “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism” (66 Fed. Reg. 49079 (2001)); and (ii) any regulations contained in 31 CFR, Subtitle B, Chapter V.
(ll) Management. Except as set forth in Schedule 3(mm) hereto, during the past five year period, no current or former officer or director or, to the knowledge of the Company, no current ten percent (10%) or greater stockholder of the Company or any of its Subsidiaries has been the subject of:
(i) a petition under bankruptcy laws or any other insolvency or moratorium law or the appointment by a court of a receiver, fiscal agent or similar officer for such Person, or any partnership in which such
Ann. N-17

person was a general partner at or within two years before the filing of such petition or such appointment, or any corporation or business association of which such person was an executive officer at or within two years before the time of the filing of such petition or such appointment;
(ii) a conviction in a criminal proceeding or a named subject of a pending criminal proceeding (excluding traffic violations that do not relate to driving while intoxicated or driving under the influence);
(iii) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining any such person from, or otherwise limiting, the following activities:
(1) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the United States Commodity Futures Trading Commission or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;
(2) Engaging in any particular type of business practice; or
(3) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of securities laws or commodities laws;
(iv) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any authority barring, suspending or otherwise limiting for more than sixty (60) days the right of any such person to engage in any activity described in the preceding sub paragraph, or to be associated with persons engaged in any such activity;
(v) a finding by a court of competent jurisdiction in a civil action or by the SEC or other authority to have violated any securities law, regulation or decree and the judgment in such civil action or finding by the SEC or any other authority has not been subsequently reversed, suspended or vacated; or
(vi) a finding by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding has not been subsequently reversed, suspended or vacated.
(mm) Stock Option Plans. Each stock option granted by the Company was granted (i) in accordance with the terms of the applicable stock option plan of the Company and (ii) with an exercise price at least equal to the fair market value of the Common Stock on the date such stock option would be considered granted under GAAP and applicable law. No stock option granted under the Company’s stock option plan has been backdated. The Company has not knowingly granted, and there is no and has been no policy or practice of the Company to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.
(nn) No Disqualification Events. With respect to Securities to be offered and sold hereunder in reliance on Rule 506(b) under the 1933 Act (“Regulation D Securities”), none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering contemplated hereby, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the 1933 Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the 1933 Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Buyers a copy of any disclosures provided thereunder.
Ann. N-18

(oo) Other Covered Persons. The Company is not aware of any Person (other than the Placement Agent) that has been or will be paid (directly or indirectly) remuneration for solicitation of Buyers or potential purchasers in connection with the sale of any Regulation D Securities.
(pp) No Additional Agreements. Except for the Investor Rights Agreement and the Note Purchase Agreement , the Company does not have any agreement or understanding with any Buyer with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.
(qq) Public Utility Holding Act. None of the Company nor any of its Subsidiaries is a “holding company,” or an “affiliate” of a “holding company,” as such terms are defined in the Public Utility Holding Act of 2005.
(rr) Federal Power Act. None of the Company nor any of its Subsidiaries is subject to regulation as a “public utility” under the Federal Power Act, as amended.
(ss) Ranking of Notes. Other than Permitted Indebtedness (as defined in the Notes) secured by Permitted Liens (as defined in the Notes), if any, no Indebtedness of the Company, at the Closing, will be senior to, or pari passu with, the Notes in right of payment, whether with respect to payment or redemptions, interest, damages, upon liquidation or dissolution or otherwise.
(tt) Cybersecurity. The Company and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted, and to the Company’s knowledge the IT Systems are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants that would reasonably be expected to have a Company Material Adverse Effect on the Company’s business. The Company and its Subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data, including “Personal Data,” used in connection with their businesses. “Personal Data” means (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number; (ii) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (iii) “personal data” as defined by the European Union General Data Protection Regulation (“GDPR”) (EU 2016/679); (iv) any information which would qualify as “protected health information” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”); and (v) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any data related to an identified person’s health or sexual orientation. To the Company’s knowledge, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person or such, nor any incidents under internal review or investigations relating to the same except in each case, where such would not, either individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The Company and its Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification except in each case, where such would not, either individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.
(uu) Compliance with Data Privacy Laws. The Company and its Subsidiaries are in material compliance with all applicable state and federal data privacy and security laws and regulations, including without limitation HIPAA, and the Company and its Subsidiaries have taken commercially reasonable actions to prepare to comply with, and since May 25, 2018, have been and currently are in compliance with, the GDPR (EU 2016/679) (collectively, the “Privacy Laws”) except in each case, where such would not, either individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. To ensure compliance with the Privacy Laws, the Company and its Subsidiaries have in place, comply with, and take appropriate steps
Ann. N-19

reasonably designed to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of Personal Data (the “Policies”). The Company and its Subsidiaries have at all times made all material disclosures to users or customers to the extent required by applicable laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have, to the knowledge of the Company, been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. Neither the Company nor any Subsidiary: (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law.
(vv) No Assets or Liabilities. As of the date hereof and as of the time immediately prior to the consummation of the Business Combination, the Company has no assets or liabilities other than the equity interests in Target Merger Sub and SPAC Merger Sub.
(ww) Disclosure. Except as disclosed prior to the Closing Time, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, non-public information concerning the Company or any of its Subsidiaries, other than the existence of the transactions contemplated by this Agreement and the other Transaction Documents. The Company understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the Company. All of the written information furnished after the date hereof by or on behalf of the Company or any of its Subsidiaries to each Buyer pursuant to or in connection with this Agreement and the other Transaction Documents, taken as a whole, will be true and correct in all material respects as of the date on which such information is so provided and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, liabilities, prospects, operations (including results thereof) or financial conditions, which, under applicable law, rule or regulation, requires public disclosure at or before the date hereof or announcement by the Company but which has not been so publicly disclosed. The Company acknowledges and agrees that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2.
3A REPRESENTATIONS AND WARRANTIES OF SPAC
The SPAC represents and warrants to each of the Buyers, the Target and the Company that, as of the date hereof:
(a) Organization and Qualification. Each of the SPAC and each of its SPAC Subsidiaries (as defined below) are entities duly organized and validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authority to own their properties and to carry on their business as now being conducted and as presently proposed to be conducted. Each of the SPAC and each of its SPAC Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a SPAC Material Adverse Effect (as defined below). As used in this Agreement, “SPAC Material Adverse Effect” means any material adverse effect on (i) the transactions contemplated hereby or in any of the other Transaction Documents or any other agreements or instruments to be entered into in connection herewith or therewith or (iii) the authority or ability of the SPAC or any of its SPAC Subsidiaries to perform any of their respective obligations under any of the Transaction Documents (as defined below). Other than the Persons (as defined below) set forth on Schedule 3A(a), the SPAC has no SPAC Subsidiaries. “SPAC Subsidiaries” means any Person, excluding the Company, in which the SPAC, directly or indirectly, (I) owns more than twenty percent (20%) of the total voting power of capital stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof or (II) controls or operates more than 20% of the business, operations or administration of
Ann. N-20

such Person, and each of the foregoing, is individually referred to herein as a “SPAC Subsidiary.” The SPAC Subsidiaries, the Target Subsidiaries and the Subsidiaries are collectively referred to herein as the “BC Subsidiaries”, and together with the BC Parties, the “BC Entities”.
(b) Authorization; Enforcement; Validity. The SPAC has the requisite power and authority to execute and deliver, and perform its obligations under, this Agreement and the other Transaction Documents to which it is or will be a party execution and delivery of this Agreement and the other Transaction Documents by the SPAC, and the consummation by the SPAC of the transactions contemplated hereby and thereby have been duly authorized by the SPAC’s board of directors, and no further consent or authorization is required by the SPAC, its SPAC Subsidiaries, their respective boards of directors or their shareholders or other governing body. This Agreement has been, and the other Transaction Documents to which it is a party will be prior to or upon the Closing, duly executed and delivered by the SPAC, and each constitutes the legal, valid and binding obligations of the SPAC (assuming that this Agreement and the other Transaction Documents to which the SPAC is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto (if any)), enforceable against the SPAC in accordance with its respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies and except as rights to indemnification and to contribution may be limited by federal or state securities law.
(c) No Conflicts. The execution, delivery and performance of the Transaction Documents by the SPAC and its SPAC Subsidiaries and the consummation by the SPAC and its SPAC Subsidiaries of the transactions contemplated hereby and thereby will not (i) result in a violation of the certificate of formation, memorandum of association, articles of association, bylaws or other organizational documents of the SPAC or any of its SPAC Subsidiaries, or any capital stock or other securities of the SPAC or any of its SPAC Subsidiaries, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the SPAC or any of its SPAC Subsidiaries is a party (including, without limitation, the Business Combination Agreement), or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including, without limitation, foreign, federal and state securities laws and regulations and the rules and regulations of the Principal Market and including all applicable foreign, federal and state laws, rules and regulations) to which the SPAC or any of its SPAC Subsidiaries or by which any property or asset of the SPAC or any of its SPAC Subsidiaries is subject or bound, except, in the case of any of clauses (ii) and (iii) above, as would not have a SPAC Material Adverse Effect.
(d) Consents. Neither the SPAC nor any SPAC Subsidiary is required to obtain any consent from, approval of or authorization or order of, or make any designation, declaration or filing or registration with (other than the Required Approvals), any Governmental Entity or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its respective obligations under or contemplated by the Transaction Documents, in each case, in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the SPAC or any SPAC Subsidiary is required to obtain pursuant to the preceding sentence have been or will be obtained or effected on or prior to the Closing Date, and neither the SPAC nor any of its SPAC Subsidiaries are aware of any facts or circumstances which might prevent the SPAC or any of its SPAC Subsidiaries from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents. Except as disclosed in the SPAC SEC Documents, the SPAC is not in violation of the requirements of the Principal Market.
(e) No General Solicitation. Neither the SPAC, nor any of its SPAC Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities.
(f) No Integrated Offering. None of the SPAC, its SPAC Subsidiaries or any of their affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require approval of shareholders of the SPAC for purposes of the 1933 Act or under any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the SPAC are listed or designated for quotation.
Ann. N-21

None of the SPAC, its SPAC Subsidiaries, their affiliates nor any Person acting on their behalf will take any action or steps that would require registration of any of the Securities under the 1933 Act or cause the offering of any of the Securities to be integrated with other offerings of securities of the SPAC.
(g) SPAC SEC Documents; Financial Statements. During the two (2) years prior to the date hereof, the SPAC has timely (after giving effect to any applicable grace period or extensions under applicable securities laws) filed all reports, schedules, forms, proxy statements, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed prior to the date hereof and all exhibits and appendices included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SPAC SEC Documents”). The SPAC has delivered or has made available to the Buyers or their respective representatives true, correct and complete copies of each of the SPAC SEC Documents not available on the EDGAR system. As of their respective dates (except to the extent that information contained in any SPAC SEC Document has been superseded by a later timely filed SEC Report), the SPAC SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SPAC SEC Documents, and none of the SPAC SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the SPAC included in the SPAC SEC Documents complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing, or, if amended, as of the date of such amendment. Such financial statements have been prepared in accordance with GAAP, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the SPAC as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, (i) in the case of unaudited statements, to normal year-end audit adjustments which will not be material, either individually or in the aggregate, and (ii) changes to historical accounting policies of the SPAC in connection with any order, directive, guideline, comment or recommendation from the SEC that is applicable to the SPAC). To the knowledge of the SPAC, the investor presentation relating to the Business Combination attached hereto as Exhibit G does not as of the date hereof contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading, in the light of the circumstance under which they are or were made. The SPAC is not currently contemplating to amend or restate any of the financial statements (including, without limitation, any notes or any letter of the independent accountants of the SPAC with respect thereto) included in the SPAC SEC Documents (the “SPAC Financial Statements”), nor is the SPAC currently aware of facts or circumstances which would require the SPAC to amend or restate any of the SPAC Financial Statements, in each case, in order for any of the SPAC Financials Statements to be in compliance with GAAP and the rules and regulations of the SEC. The SPAC has not been informed by its independent accountants that they recommend that the SPAC amend or restate any of the SPAC Financial Statements or that there is any need for the SPAC to amend or restate any of the SPAC Financial Statements.
(h) Absence of Certain Changes. Neither the SPAC nor any of its SPAC Subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, nor does the SPAC or any SPAC Subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so.
(i) No Undisclosed Events, Liabilities, Developments or Circumstances; No Assets Other than as disclosed in the SPAC SEC Documents, no event, liability, development or circumstance has occurred or exists that could have a SPAC Material Adverse Effect. Other than as disclosed in the SPAC SEC Documents, the SPAC has no assets or other property.
(j) Conduct of Business; Regulatory Permits. Neither the SPAC nor any of its SPAC Subsidiaries is in violation of any term of or in default under its articles of association, any certificate of designation, preferences or rights of any other outstanding series of preferred shares of the SPAC or any of its SPAC Subsidiaries or their organizational charter, certificate of formation, memorandum of association, articles of association or certificate
Ann. N-22

of incorporation or bylaws, respectively. Neither the SPAC nor any of its SPAC Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the SPAC or any of its SPAC Subsidiaries, and neither the SPAC nor any of its SPAC Subsidiaries will conduct its business in violation of any of the foregoing, except in all cases for possible violations which could not, individually or in the aggregate, have a SPAC Material Adverse Effect. During the two years prior to the date hereof, (i) the Ordinary Shares have been listed or designated for quotation on the Principal Market, (ii) trading in the Ordinary Shares has not been suspended by the SEC or the Principal Market and (iii) except as disclosed in the SPAC SEC Documents, the SPAC has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Ordinary Shares from the Principal Market. The SPAC and each of its SPAC Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a SPAC Material Adverse Effect, and neither the SPAC nor any such SPAC Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit. There is no agreement, commitment, judgment, injunction, order or decree binding upon the SPAC or any of its SPAC Subsidiaries or to which the SPAC or any of its SPAC Subsidiaries is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the SPAC or any of its SPAC Subsidiaries, any acquisition of property by the SPAC or any of its SPAC Subsidiaries or the conduct of business by the SPAC or any of its SPAC Subsidiaries as currently conducted other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a SPAC Material Adverse Effect on the SPAC or any of its SPAC Subsidiaries.
(k) Foreign Corrupt Practices. Neither the SPAC, the SPAC’s SPAC Subsidiaries or, to the SPAC’s knowledge, any director, officer, agent, employee, nor any other person acting for or on behalf of the foregoing (individually and collectively, a “SPAC Affiliate”) have violated the FCPA or any other applicable anti-bribery or anti-corruption laws, nor has, to the SPAC’s knowledge, any SPAC Affiliate offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any Government Official or to any person under circumstances where such SPAC Affiliate knew or was aware of a high probability that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Government Official, for the purpose of:
(i) (A) influencing any act or decision of such Government Official in his/her official capacity, (B) inducing such Government Official to do or omit to do any act in violation of his/her lawful duty, (C) securing any improper advantage, or (D) inducing such Government Official to influence or affect any act or decision of any Governmental Entity, or
(ii) assisting the SPAC or its SPAC Subsidiaries in obtaining or retaining business for or with, or directing business to, the SPAC or its SPAC Subsidiaries.
(l) Transactions With Affiliates. Except as discussed in the SPAC SEC Documents or as contemplated by the Business Combination Agreement, there are no contracts between (a) the SPAC or any of its SPAC Subsidiaries, on the one hand, and (b) any employee, partner, director, officer or shareholder (direct or indirect) of the SPAC or its SPAC Subsidiaries, or, to the knowledge of the SPAC, any affiliate of any thereof, or any relative with a relationship no more remote than first cousin of any of the foregoing (each Person identified in this clause (b), a “SPAC Related Party”), other than (i) contracts with respect to a SPAC Related Party’s employment with the SPAC or its SPAC Subsidiaries entered into in the ordinary course of business (including benefit plans and other ordinary course compensation). Except as disclosed in the SPAC SEC Documents, no SPAC Related Party (A) owns any interest in any material asset or property used in any business of the SPAC or its SPAC Subsidiaries, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, vendor, partner, customer, lessor or other material business relation of the SPAC or its SPAC Subsidiaries, (C) is a supplier, vendor, partner, customer, lessor, or other material business relation of the SPAC’s SPAC Subsidiaries or (D) owes any material amount to, or is owed any material amount by, the SPAC or its SPAC Subsidiaries (other than accrued compensation, employee benefits, employee or director expense reimbursement, in each case, in the ordinary course of business.
(m) Indebtedness and Other Contracts. Except as disclosed in the SPAC SEC Documents, neither the SPAC nor any of its SPAC Subsidiaries, (i) has any outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the SPAC or any of its
Ann. N-23

SPAC Subsidiaries or by which the SPAC or any of its SPAC Subsidiaries is or may become bound, (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a SPAC Material Adverse Effect, (iii) has any financing statements securing obligations in any amounts filed in connection with the SPAC or any of its SPAC Subsidiaries; (iv) is in violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a SPAC Material Adverse Effect, or (v) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the SPAC’s officers, has or is expected to have a SPAC Material Adverse Effect. Neither the SPAC nor any of its SPAC Subsidiaries have any liabilities or obligations required to be disclosed in the SPAC SEC Documents which are not so disclosed in the SPAC SEC Documents, other than those incurred in the ordinary course of the SPAC’s or its SPAC Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or could not have a SPAC Material Adverse Effect.
(n) Litigation. Except as disclosed in the SPAC SEC Documents, there is no action, suit, arbitration, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, other Governmental Entity, self-regulatory organization or body pending or, to the knowledge of the SPAC, threatened in writing against or affecting the SPAC or any of its SPAC Subsidiaries that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the SPAC and its SPAC Subsidiaries, taken as a whole. No director, officer or employee of the SPAC or any of its SPAC Subsidiaries has willfully violated 18 U.S.C. §1519 or engaged in spoliation in reasonable anticipation of litigation. Without limitation of the foregoing, there has not been, and to the knowledge of the SPAC, there is not pending or contemplated, any investigation by the SEC involving the SPAC, any of its SPAC Subsidiaries. Neither the SPAC, its SPAC Subsidiaries nor any of their respective properties or assets is subject to any material order, writ, judgment, injunction, decree, determination or award of any Governmental Entity which would reasonably be expected to have a SPAC Material Adverse Effect.
(o) Tax Status. To the extent required, the SPAC and each of its SPAC Subsidiaries (i) has filed all material tax returns, reports and declarations required to have been filed by it with any Governmental Entity, and (ii) has paid all material taxes and other governmental assessments and charges, in each case in the nature of taxes, required to be paid by it that are shown or determined to be due on such returns, reports and declarations, except those being contested in good faith. There are no unpaid taxes in any material amount claimed in writing to be due by the taxing authority of any jurisdiction, and the officers of the SPAC and its SPAC Subsidiaries know of no basis for any such claim.
(p) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the SPAC or any of its SPAC Subsidiaries and an unconsolidated or other off balance sheet entity that is required to be disclosed by the SPAC in its 1934 Act filings and is not so disclosed or that otherwise could be reasonably likely to have a SPAC Material Adverse Effect.
(q) Illegal or Unauthorized Payments; Political Contributions. Neither the SPAC nor any of its SPAC Subsidiaries nor, to the best of the SPAC’s knowledge (after reasonable inquiry of its officers and directors), any of the officers, directors, employees, agents or other representatives of the SPAC or any of its SPAC Subsidiaries or any other business entity or enterprise with which the SPAC or any SPAC Subsidiary is or has been affiliated or associated, has, directly or indirectly, made or authorized any payment, contribution or gift of money, property, or services, whether or not in contravention of applicable law, (i) as a kickback or bribe to any Person or (ii) to any political organization, or the holder of or any aspirant to any elective or appointive public office except for personal political contributions not involving the direct or indirect use of funds of the SPAC or any of its SPAC Subsidiaries.
(r) Money Laundering. The SPAC and its SPAC Subsidiaries are in compliance with, and have not previously violated, the USA Patriot Act of 2001 and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations, including, without limitation, the laws, regulations and Executive Orders and sanctions programs administered by the U.S. Office of Foreign Assets Control, including, but not limited, to (i) Executive Order 13224 of September 23, 2001 entitled, “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism” (66 Fed. Reg. 49079 (2001)); and (ii) any regulations contained in 31 CFR, Subtitle B, Chapter V.
Ann. N-24

(s) Management. Except as disclosed in the SPAC SEC Documents, no current or former officer or director or, to the knowledge of the SPAC, no current ten percent (10%) or greater shareholder of the SPAC or any of its SPAC Subsidiaries has been the subject of:
(i) a petition under bankruptcy laws or any other insolvency or moratorium law or the appointment by a court of a receiver, fiscal agent or similar officer for such Person, or any partnership in which such person was a general partner at or within two years before the filing of such petition or such appointment, or any corporation or business association of which such person was an executive officer at or within two years before the time of the filing of such petition or such appointment;
(ii) a conviction in a criminal proceeding or a named subject of a pending criminal proceeding (excluding traffic violations that do not relate to driving while intoxicated or driving under the influence);
(iii) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining any such person from, or otherwise limiting, the following activities:
(1) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the United States Commodity Futures Trading Commission or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment SPAC, bank, savings and loan association or insurance SPAC, or engaging in or continuing any conduct or practice in connection with such activity;
(2) Engaging in any particular type of business practice; or
(3) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of securities laws or commodities laws;
(iv) any order, judgment or decree, not subsequently reversed, suspended or vacated, of any authority barring, suspending or otherwise limiting for more than sixty (60) days the right of any such person to engage in any activity described in the preceding sub paragraph, or to be associated with persons engaged in any such activity;
(v) a finding by a court of competent jurisdiction in a civil action or by the SEC or other authority to have violated any securities law, regulation or decree and the judgment in such civil action or finding by the SEC or any other authority has not been subsequently reversed, suspended or vacated; or
(vi) a finding by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding has not been subsequently reversed, suspended or vacated.
(t) Disclosure. Except as disclosed in the 8-K Filing (as defined below), the SPAC confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers (other than the Bridge Buyer) or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, non-public information concerning the SPAC or any of its SPAC Subsidiaries, other than the existence of the transactions contemplated by this Agreement and the other Transaction Documents. The SPAC understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the SPAC. All disclosure provided to the Buyers regarding the SPAC and its SPAC Subsidiaries, their businesses and the transactions contemplated hereby, including the schedules to this Agreement, furnished by or on behalf of the SPAC or any of its SPAC Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not materially misleading. All of the written information furnished after the date hereof by or on behalf of the SPAC or any of its SPAC Subsidiaries to each Buyer pursuant to or in connection with this Agreement and the other Transaction Documents, taken as a whole, will be true and correct in all material respects as of the date on which such information is so provided and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the SPAC or any of its SPAC Subsidiaries or its or their business, properties, liabilities, prospects, operations (including results thereof)
Ann. N-25

or conditions (financial or otherwise), which, under applicable law, rule or regulation, requires public disclosure at or before the date hereof or announcement by the SPAC but which has not been so publicly disclosed. The SPAC acknowledges and agrees that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2. The representations set forth in this Section 3A(t) shall be limited to information regarding the SPAC and not, for the avoidance of doubt, to information regarding the Target or its business, properties, liabilities, prospects, operations (including results thereof) or conditions (financial or otherwise); each Buyer agrees that no such information with respect to the Target has been provided to such Buyer by the SPAC or anyone acting on its behalf.
3B REPRESENTATIONS AND WARRANTIES OF TARGET
The Target represents and warrants to each of the Buyers, the Company and the SPAC that, each of the representations and warranties as set forth in Article III of the Business Combination Agreement, mutatis mutandis, as qualified by the disclosures set forth in the Target disclosure schedules to the Business Combination Agreement, are true and correct as of the Subscription Date (with such representations and warranties of the Target incorporated by reference herein, mutatis mutandis, solely for the purpose of the Target making such representations and warranties as of the Subscription Date). For the avoidance of doubt, the Target is not making any representations or warranties as of the Closing Time pursuant to this Section 3B.
Except as disclosed in the 8-K Filing (as defined below), the Target confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers (other than the Bridge Buyer) or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, non-public information concerning the Target or any of its subsidiaries (the “Target Subsidiaries”), other than the existence of the transactions contemplated by this Agreement and the other Transaction Documents. The Target understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the Target. The investor presentation relating to the Business Combination attached hereto as Exhibit G does not as of the date hereof contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading, in the light of the circumstance under which they are or were made. No event or circumstance has occurred or information exists with respect to the Target or any of its Target Subsidiaries or its or their business, properties, liabilities, prospects, operations (including results thereof) or financial conditions, which, under applicable law, rule or regulation, requires public disclosure at or before the date hereof or announcement by the Target but which has not been so publicly disclosed. The Target acknowledges and agrees that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2. The representations set forth in this paragraph shall be limited to information regarding the Target and not, for the avoidance of doubt, to information regarding the SPAC or its business, properties, liabilities, prospects, operations (including results thereof) or conditions (financial or otherwise); each Buyer agrees that no such information with respect to the SPAC has been provided to such Buyer by the Target or anyone acting on its behalf.
4. COVENANTS.
(a) Reasonable Best Efforts. Each Buyer shall use its reasonable best efforts to timely satisfy each of the covenants hereunder and conditions to be satisfied by it as provided in Section 6 of this Agreement. Each BC Party shall use its reasonable best efforts to timely satisfy each of the covenants hereunder and conditions to be satisfied by it as provided in Section 7 of this Agreement.
(b) Blue Sky. The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to, qualify the Securities for sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyers on or prior to the Closing Date. Without limiting any other obligation of the Company under this Agreement, the Company shall timely make all filings and reports relating to the offer and sale of the Securities required under all applicable securities laws (including, without limitation, all applicable federal securities laws and all applicable “Blue Sky” laws), and each BC Party shall comply with all applicable foreign, federal, state and local laws, statutes, rules, regulations and the like relating to the offering and sale of the Securities to the Buyers.
(c) Reporting Status. From the Closing Date until the date on which the Buyers shall have sold all of the Registrable Securities (the “Reporting Period”), the Company shall timely file all reports required to be filed
Ann. N-26

with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would no longer require or otherwise permit such termination. From the time Form S-3 is available to the Company for the registration of the Registrable Securities, the Company shall take all actions necessary to maintain its eligibility to register the Registrable Securities for resale by the Buyers on Form S-3.
(d) Use of Proceeds. The Company will use the proceeds from the sale of the Securities for (i) capital expenditures, (ii) working capital and general corporate purposes and operations and (iii) the repayment of the convertible promissory note in the principal amount of $7,000,000 issued to Perceptive Life Sciences Master Fund, Ltd. (the “Bridge Buyer”, and the Buyers excluding such Bridge Buyer, the “New Buyers”) on February [•], 2024 (such note, as amended, restated, supplemented or otherwise modified from time to time, the “Bridge Note”) pursuant to a note purchase agreement, dated February [•], 2024, by and between the Company, the Target and the Bridge Buyer (as amended, restated, supplemented or otherwise modified from time to time, the “Note Purchase Agreement”), pursuant to, and in accordance with, the terms of the Note Purchase Agreement, but not, except for the Bridge Note, directly or indirectly, for (x) except as set forth on Schedule 4(d), the satisfaction of any indebtedness of the Company or any of its Subsidiaries, (y) the redemption or repurchase of any securities of the Company or any of its Subsidiaries, or (z) the settlement of any outstanding litigation.
(e) Financial Information. The Company agrees to send the following to each Investor (as defined in the Registration Rights Agreement) during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, any interim reports or any consolidated balance sheets, income statements, stockholders’ equity statements and/or cash flow statements for any period other than annual, any Current Reports on Form 8-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act, (ii) unless the following are either filed with the SEC through EDGAR or are otherwise widely disseminated via a recognized news release service (such as PR Newswire), on the same day as the release thereof, e-mail copies of all press releases issued by the Company or any of its Subsidiaries and (iii) unless the following are filed with the SEC through EDGAR, copies of any notices and other information made available or given to the stockholders of the Company generally, contemporaneously with the making available or giving thereof to the stockholders.
(f) Listing. On or prior to the Closing Date, the Company shall promptly secure the listing or designation for quotation (as the case may be) of all of the Registrable Securities upon each national securities exchange and automated quotation system, if any, upon which the Common Stock is then listed or designated for quotation (as the case may be) (subject to official notice of issuance) and shall maintain such listing or designation for quotation (as the case may be) of all Registrable Securities from time to time issuable under the terms of the Transaction Documents on such national securities exchange or automated quotation system. The Company shall maintain the Common Stock’s listing or authorization for quotation (as the case may be) on the Principal Market, The New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market (each, an “Eligible Market”). Following the listing of the Securities on or prior to the Closing Date, neither the Company nor any of its Subsidiaries shall take any action which could be reasonably expected to result in the delisting or suspension of the Common Stock on an Eligible Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).
(g) Fees. The Company shall reimburse the lead Buyer (i) on or prior to the date hereof, a non-accountable amount of $50,000 and (ii) on or prior to the Closing Time, a non-accountable amount of $150,000 for all costs and expenses incurred by it or its affiliates in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Transaction Documents (including, without limitation, as applicable, all reasonable legal fees of outside counsel and disbursements of Kelley Drye & Warren LLP, counsel to the lead Buyer, any other reasonable fees and expenses in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Transaction Documents and due diligence and regulatory filings in connection therewith) (the “Transaction Expenses”) and shall be withheld by the lead Buyer from its Purchase Price at the Closing; provided, that the Company shall promptly reimburse Kelley Drye & Warren LLP on demand for any of such $200,000 of Transaction Expenses
Ann. N-27

not so reimbursed through such withholding at the Closing and/or paid by a BC Party to Kelley Drye & Warren LLP on or prior to the Closing. For the avoidance of doubt, the BC Parties hereby acknowledge and agree that nothing in this Section 4(g) shall limit a Buyer’s right for reimbursement of any reasonable and documented fees or expenses (including, without limitation any reasonable and documents legal fees or expenses) in connection with the enforcement of the terms and conditions of any Transaction Document, any indemnification obligations in any Transaction Document or other reasonable and documented amounts that may be due and payable to any Buyer in any other section of this Agreement or any other Transaction Document, as applicable. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, Controlled Account Bank fees, transfer agent fees, DTC (as defined below) fees or broker’s commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby (including, without limitation, any fees or commissions payable to the Placement Agent, who is the Company’s sole placement agent in connection with the transactions contemplated by this Agreement). The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys’ fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers.
(h) Pledge of Securities. Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that the Securities may be pledged by an Investor in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(g) hereof; provided that an Investor and its pledgee shall be required to comply with the provisions of Section 2(g) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by a Buyer.
(i) Disclosure of Transactions and Other Material Information.
(i) Disclosure of Transaction. The SPAC shall, on or before 9:00 a.m., New York time, on the first (1st) Business Day after the Subscription Date, issue a press release (the “Press Release”) reasonably acceptable to the Buyers disclosing all the material terms of the transactions contemplated by the Transaction Documents. On or before 5:30 a.m., New York time, on the first (1st) Business Day after the Subscription Date, the SPAC shall file a Current Report on Form 8-K describing all the material terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching all the material Transaction Documents (including, without limitation, this Agreement (and all schedules to this Agreement), the form of Notes, the form of the Warrants, the form of Guaranties, the form of Security Documents, the form of Investor Rights Agreement, and the form of the Registration Rights Agreement) (including all attachments, the “8-K Filing”). From and after the filing of the 8-K Filing, the SPAC shall have disclosed all material, non-public information (if any) provided to any of the Buyers by any BC Entity or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the filing of the 8-K Filing, each BC Party acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between any BC Entity or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and any of the Buyers or any of their affiliates, on the other hand, shall terminate.
(ii) Limitations on Disclosure. No BC Party shall, and the BC Parties shall cause each BC Entity and each of its and their respective officers, directors, employees and agents not to, provide any Buyer with any material, non-public information regarding any BC Entity from and after the date hereof without the express prior written consent of such Buyer (which may be granted or withheld in such Buyer’s sole discretion). In the event of a breach of any of the foregoing covenants, including, without limitation, Section 4(o) of this Agreement, or any of the covenants or agreements contained in any other Transaction Document, by any BC Entity, or any of its or their respective officers, directors, employees and agents (as determined in the reasonable good faith judgment of such Buyer), in addition to any other remedy provided herein or in the Transaction Documents, such Buyer shall have the right to make a public disclosure, in the
Ann. N-28

form of a press release, public advertisement or otherwise, of such breach or such material, non-public information, as applicable, (provided that each BC Entity shall be consulted by such Buyer in connection with any such press release or other public disclosure prior to its release). No Buyer shall have any liability to any BC Entity, or any of its or their respective officers, directors, employees, affiliates, stockholders or agents, for any such disclosure. To the extent that any BC Entity delivers any material, non-public information to a Buyer without such Buyer’s consent, each BC Party hereby covenants and agrees that such Buyer shall not have any duty of confidentiality with respect to, or a duty not to trade on the basis of, such material, non-public information. Subject to the foregoing, neither the BC Entities nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, the Company shall be entitled, without the prior approval of any Buyer, to make the Press Release and any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 8-K Filing and contemporaneously therewith, (ii) in a Form S-4 registration statement with respect to the Business Combination, (iii) in investor presentations relating to or in connection with the Business Combination and (iv) as is required by applicable law and regulations (provided that in the case of clause (i) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the applicable Buyer (which may be granted or withheld in such Buyer’s sole discretion), the Company or the SPAC shall not (and shall cause each of their subsidiaries and affiliates to not) disclose the name of such Buyer in any filing, announcement, release or otherwise, except as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, or to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the rules and regulations of the Principal Market or Eligible Market, as applicable, in which case the Company or the SPAC will provide the Buyer with prior written notice (including by e-mail) of such disclosure to the extent such announcements or other communications do not contain information previously disclosed in a public statement, press release or other communication that was approved by the Buyer in accordance with this Section 4(i). Notwithstanding anything contained in this Agreement to the contrary and without implication that the contrary would otherwise be true, each BC Party expressly acknowledges and agrees that no Buyer shall have (unless expressly agreed to by a particular Buyer after the date hereof in a written definitive and binding agreement executed by the applicable BC Party and such particular Buyer (it being understood and agreed that no Buyer may bind any other Buyer with respect thereto)), any duty of confidentiality with respect to, or a duty not to trade on the basis of, any material, non-public information regarding any BC Entity.
(j) Additional Registration Statements. Until the Applicable Date (as defined below) and at any time thereafter while any Registration Statement is not effective or the prospectus contained therein is not available for use or any Current Public Information Failure (as defined in the Registration Rights Agreement) exists, no BC Party shall file a registration statement or an offering statement under the 1933 Act relating to securities that are not the Registrable Securities (other than a registration statement on Form S-4 with respect to the Business Combination, a registration statement on Form S-8, a registration statement filed pursuant to the Investor Rights Agreement (as defined in the Notes), or such supplements or amendments the foregoing registration statements or to registration statements that are outstanding and have been declared effective by the SEC as of the date hereof (solely to the extent necessary to keep such registration statements effective and available and not with respect to any Subsequent Placement (as defined below))). “Applicable Date” means the earlier of (x) the first date on which the resale by the Buyers of all the Registrable Securities required to be filed on the initial Registration Statement (as defined in the Registration Rights Agreement) pursuant to the Registration Rights Agreement is declared effective by the SEC (and each prospectus contained therein is available for use on such date) or (y) the first date on which all of the Registrable Securities are eligible to be resold by the Buyers pursuant to Rule 144 (or, if a Current Public Information Failure has occurred and is continuing, such later date after which the Company has cured such Current Public Information Failure).
(k) Additional Issuance of Securities. So long as any Buyer beneficially owns any Notes or Warrants, the Company will not, without the prior written consent of the Required Holders, issue any Notes (other than to the Buyers as contemplated hereby) and the Company shall not issue any other securities that would cause a breach or default under the Notes or the Warrants.
(l) Reservation of Shares. So long as any of the Notes or Warrants remain outstanding, the Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than
Ann. N-29

the sum of (i) 100% of the maximum number of shares of Common Stock issuable upon conversion of all the Notes then outstanding (assuming for purposes hereof that (x) the Notes are convertible at the Alternate Conversion Price then in effect, (y) interest on the Notes shall accrue through the forty-five month anniversary of the Closing Date and will be converted in shares of Common Stock at a conversion price equal to the Alternate Conversion Price then in effect and (z) any such conversion shall not take into account any limitations on the conversion of the Notes set forth in the Notes), and (ii) the maximum number of Warrant Shares issuable upon exercise of all the Warrants then outstanding (without regard to any limitations on the exercise of the Warrants set forth therein) (collectively, the “Required Reserve Amount”); provided that at no time shall the number of shares of Common Stock reserved pursuant to this Section 4(l) be reduced other than proportionally in connection with any conversion, exercise and/or redemption, as applicable of Notes and Warrants. If at any time the number of shares of Common Stock authorized and reserved for issuance is not sufficient to meet the Required Reserve Amount, the Company will promptly take all corporate action necessary to authorize and reserve a sufficient number of shares, including, without limitation, calling a special meeting of stockholders to authorize additional shares to meet the Company’s obligations pursuant to the Transaction Documents, in the case of an insufficient number of authorized shares, obtain stockholder approval of an increase in such authorized number of shares, and voting the management shares of the Company in favor of an increase in the authorized shares of the Company to ensure that the number of authorized shares is sufficient to meet the Required Reserve Amount.
(m) Conduct of Business. The business of the BC Entities shall not be conducted in violation of any law, ordinance or regulation of any Governmental Entity, except where such violations would not reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect.
(n) Other Notes; Variable Securities. So long as any Notes remain outstanding, each of the BC Entities shall be prohibited from effecting or entering into an agreement to effect any Subsequent Placement involving a Variable Rate Transaction (other than an equity line of credit provided by an investment bank or an “at-the-market” offering). “Variable Rate Transaction” means a transaction in which any BC Entity (i) issues or sells any Convertible Securities either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such Convertible Securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such Convertible Securities or upon the occurrence of specified or contingent events directly or indirectly related to the business of one or more BC Entities or the market for the Common Stock, other than pursuant to a customary “weighted average” anti-dilution provision or (ii) enters into any agreement (other than an equity line of credit provided by an investment bank or an “at-the-market” offering) whereby one or more BC Entities may sell securities at a future determined price (other than standard and customary “preemptive” or “participation” rights). Each Buyer shall be entitled to obtain injunctive relief against any BC Entity to preclude any such issuance, which remedy shall be in addition to any right to collect damages. “Subsequent Placement” means any, direct or indirect, issuance, offer, sale, grant of any option or right to purchase, or otherwise dispose of (or announcement of any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security (including, without limitation, any “equity security” (as that term is defined under Rule 405 promulgated under the 1933 Act), any Convertible Securities (as defined below), any debt, any preferred stock or any purchase rights) of any BC Entity.
(o) Participation Right. At any time on or prior to the first anniversary of the Closing Date, no BC Entity shall, directly or indirectly, effect any Subsequent Placement unless the Company shall have first complied with this Section 4(o). The Company acknowledges and agrees that the right set forth in this Section 4(o) is a right granted by the Company, separately, to each Buyer.
(i) At least five (5) Trading Days prior to any proposed or intended Subsequent Placement, the Company shall deliver to each Buyer a written notice (each such notice, a “Pre-Notice”), which Pre-Notice shall not contain any information (including, without limitation, material, non-public information) other than: (A) if the proposed Offer Notice (as defined below) constitutes or contains material, non-public information, a statement asking whether the Investor is willing to accept material non-public information or (B) if the proposed Offer Notice does not constitute or contain material, non-public information, (x) a statement that the Company proposes or intends to effect a Subsequent Placement, (y) a statement that the statement in clause (x) above does not constitute material, non-public information and (z) a statement
Ann. N-30

informing such Buyer that it is entitled to receive an Offer Notice (as defined below) with respect to such Subsequent Placement upon its written request. Upon the written request of a Buyer within three (3) Trading Days after the Company’s delivery to such Buyer of such Pre-Notice, and only upon a written request by such Buyer, the Company shall promptly, but no later than one (1) Trading Day after such request, deliver to such Buyer an irrevocable written notice (the “Offer Notice”) of any proposed or intended issuance or sale or exchange (the “Offer”) of the securities being offered (the “Offered Securities”) in a Subsequent Placement, which Offer Notice shall (A) identify and describe the Offered Securities, (B) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, (C) identify the Persons (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged and (D) offer to issue and sell to or exchange with such Buyer in accordance with the terms of the Offer such Buyer’s pro rata portion of 5% of the Offered Securities, provided that the number of Offered Securities which such Buyer shall have the right to subscribe for under this Section 4(o) shall be (x) based on such Buyer’s pro rata portion of the aggregate original principal amount of the Notes purchased hereunder by all Buyers (the “Basic Amount”), and (y) with respect to each Buyer that elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of other Buyers as such Buyer shall indicate it will purchase or acquire should the other Buyers subscribe for less than their Basic Amounts (the “Undersubscription Amount”), which process shall be repeated until each Buyer shall have an opportunity to subscribe for any remaining Undersubscription Amount.
(ii) To accept an Offer, in whole or in part, such Buyer must deliver a written notice to the Company prior to the end of the fifth (5th) Business Day after such Buyer’s receipt of the Offer Notice (the “Offer Period”), setting forth the portion of such Buyer’s Basic Amount that such Buyer elects to purchase and, if such Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that such Buyer elects to purchase (in either case, the “Notice of Acceptance”). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the “Available Undersubscription Amount”), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent it deems reasonably necessary. Notwithstanding the foregoing, if the Company desires to modify or amend the terms and conditions of the Offer prior to the expiration of the Offer Period, the Company may deliver to each Buyer a new Offer Notice and the Offer Period shall expire on the fifth (5th) Business Day after such Buyer’s receipt of such new Offer Notice.
(iii) The Company shall have five (5) Business Days from the expiration of the Offer Period above (A) to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by a Buyer (the “Refused Securities”) pursuant to a definitive agreement(s) (the “Subsequent Placement Agreement”), but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring Person or Persons or less favorable to the Company than those set forth in the Offer Notice and (B) to publicly announce (x) the execution of such Subsequent Placement Agreement, and (y) either (I) the consummation of the transactions contemplated by such Subsequent Placement Agreement or (II) the termination of such Subsequent Placement Agreement, which shall be filed with the SEC on a Current Report on Form 8-K with such Subsequent Placement Agreement and any documents contemplated therein filed as exhibits thereto.
(iv) In the event the Company shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 4(o)(iii) above), then each Buyer may, at its sole option and in its sole discretion, withdraw its Notice of Acceptance or reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(o)(ii) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Company actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold
Ann. N-31

to Buyers pursuant to this Section 4(o) prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that any Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(o)(i) above.
(v) Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, such Buyer shall acquire from the Company, and the Company shall issue to such Buyer, the number or amount of Offered Securities specified in its Notice of Acceptance, as reduced pursuant to Section 4(o)(iv) above if such Buyer has so elected, upon the terms and conditions specified in the Offer. The purchase by such Buyer of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and such Buyer of a separate purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to such Buyer and its counsel.
(vi) Any Offered Securities not acquired by a Buyer or other Persons in accordance with this Section 4(o) may not be issued, sold or exchanged until they are again offered to such Buyer under the procedures specified in this Agreement.
(vii) The Company and each Buyer agree that if any Buyer elects to participate in the Offer, (x) neither the Subsequent Placement Agreement with respect to such Offer nor any other transaction documents related thereto (collectively, the “Subsequent Placement Documents”) shall include any term or provision whereby such Buyer shall be required to agree to any restrictions on trading as to any securities of the Company or be required to consent to any amendment to or termination of, or grant any waiver, release or the like under or in connection with, any agreement previously entered into with the Company or any instrument received from the Company, and (y) any registration rights set forth in such Subsequent Placement Documents shall be similar in all material respects to the registration rights contained in the Registration Rights Agreement.
(viii) Notwithstanding anything to the contrary in this Section 4(o) and unless otherwise agreed to by such Buyer, the Company shall either confirm in writing to such Buyer that the transaction with respect to the Subsequent Placement has been abandoned or shall publicly disclose its intention to issue the Offered Securities, in either case, in such a manner such that such Buyer will not be in possession of any material, non-public information, by the fifth (5th) Business Day following delivery of the Offer Notice. If by such fifth (5th) Business Day, no public disclosure regarding a transaction with respect to the Offered Securities has been made, and no notice regarding the abandonment of such transaction has been received by such Buyer, such transaction shall be deemed to have been abandoned and such Buyer shall not be in possession of any material, non-public information with respect to the Company or any of its Subsidiaries. Should the Company decide to pursue such transaction with respect to the Offered Securities, the Company shall provide such Buyer with another Offer Notice and such Buyer will again have the right of participation set forth in this Section 4(o). The Company shall not be permitted to deliver more than one such Offer Notice to such Buyer in any sixty (60) day period, except as expressly contemplated by the last sentence of Section 4(o)(ii).
(ix) The restrictions contained in this Section 4(o) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes). The Company shall not circumvent the provisions of this Section 4(o) by providing terms or conditions to one Buyer that are not provided to all.
(p) Dilutive Issuances. For so long as any Notes or Warrants remain outstanding, the Company shall not, in any manner, enter into or affect any Dilutive Issuance (as defined in the Notes) if the effect of such Dilutive Issuance is to cause the Company to be required to issue upon conversion of any Notes or exercise of any Warrant any shares of Common Stock in excess of that number of shares of Common Stock which the Company may issue upon conversion of the Notes and exercise of the Warrants without breaching the Company’s obligations under the rules or regulations of the Principal Market.
(q) Passive Foreign Investment Company. Following the closing of the Business Combination, the Company shall conduct its business, and shall cause its Subsidiaries to conduct their respective businesses, in such a manner as will ensure that the Company will not be deemed to constitute a passive foreign investment company within the meaning of Section 1297 of the Code.
Ann. N-32

(r) Restriction on Redemption and Cash Dividends. So long as any Notes are outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, any securities of the Company without the prior express written consent of the Buyers.
(s) Corporate Existence. So long as any Buyer beneficially owns any Notes or Warrants, the Company shall not be party to any Fundamental Transaction (as defined in the Notes) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.
(t) Stock Splits. Until the Notes and all notes issued pursuant to the terms thereof are no longer outstanding, the Company shall not effect any stock combination, reverse stock split or other similar transaction (or make any public announcement or disclosure with respect to any of the foregoing) without the prior written consent of the Required Holders (as defined below); provided, however, that the Company may effect one (1) stock combination, reverse stock split or other similar transaction if necessary to comply with the requirements of the Principal Market without the prior written consent of the Required Holders.
(u) Conversion and Exercise Procedures. Each of the form of Exercise Notice (as defined in the Warrants) included in the Warrants and the form of Conversion Notice (as defined in the Notes) included in the Notes set forth the totality of the procedures required of the Buyers in order to exercise the Warrants or convert the Notes. Except as provided in Section 5(d), no additional legal opinion, other information or instructions shall be required of the Buyers to exercise their Warrants or convert their Notes. The Company shall honor exercises of the Warrants and conversions of the Notes and shall deliver the Conversion Shares and Warrant Shares in accordance with the terms, conditions and time periods set forth in the Notes and Warrants.
(v) Collateral Agent. Each Buyer hereby (i) appoints Allegro Management LLC, as the collateral agent hereunder and under the other Security Documents (in such capacity, the “Collateral Agent”), and (ii) authorizes the Collateral Agent (and its officers, directors, employees and agents) to take such action on such Buyer’s behalf in accordance with the terms hereof and thereof. The Collateral Agent shall not have, by reason hereof or any of the other Security Documents, a fiduciary relationship in respect of any Buyer. Neither the Collateral Agent nor any of its officers, directors, employees or agents shall have any liability to any Buyer for any action taken or omitted to be taken in connection hereof or any other Security Document except to the extent caused by its own gross negligence or willful misconduct, and each Buyer agrees to defend, protect, indemnify and hold harmless the Collateral Agent and all of its officers, directors, employees and agents (collectively, the “Collateral Agent Indemnitees”) from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys’ fees, costs and expenses) incurred by such Collateral Agent Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Collateral Agent Indemnitee of the duties and obligations of Collateral Agent pursuant hereto or any of the Security Documents. The Collateral Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Required Holders, and such instructions shall be binding upon all holders of Notes; provided, however, that the Collateral Agent shall not be required to take any action which, in the reasonable opinion of the Collateral Agent, exposes the Collateral Agent to liability or which is contrary to this Agreement or any other Transaction Document or applicable law. The Collateral Agent shall be entitled to rely upon any written notices, statements, certificates, orders or other documents or any telephone message believed by it in good faith to be genuine and correct and to have been signed, sent or made by the proper Person, and with respect to all matters pertaining to this Agreement or any of the other Transaction Documents and its duties hereunder or thereunder, upon advice of counsel selected by it.
(w) Successor Collateral Agent.
(i) The Collateral Agent may resign from the performance of all its functions and duties hereunder and under the other Transaction Documents at any time by giving at least fifteen (15) Business Days prior written notice to the Company and each holder of Notes. Such resignation shall take effect upon the acceptance by a successor Collateral Agent of appointment pursuant to clauses (ii) and (iii) below or as otherwise provided below. If at any time the Collateral Agent (together with its affiliates) beneficially owns less than $100,000 in aggregate principal amount of Notes, the Required Holders may, by written consent, remove the Collateral Agent from all its functions and duties hereunder and under the other Transaction Documents.
Ann. N-33

(ii) Upon any such notice of resignation or removal, the Required Holders shall appoint a successor collateral agent. Upon the acceptance of any appointment as Collateral Agent hereunder by a successor agent, such successor collateral agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the collateral agent, and the Collateral Agent shall be discharged from its duties and obligations under this Agreement and the other Transaction Documents. After the Collateral Agent’s resignation or removal hereunder as the collateral agent, the provisions of this Section 4(w) shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Collateral Agent under this Agreement and the other Transaction Documents.
(iii) If a successor collateral agent shall not have been so appointed within ten (10) Business Days of receipt of a written notice of resignation or removal, the Collateral Agent shall then appoint a successor collateral agent who shall serve as the Collateral Agent until such time, if any, as the Required Holders appoint a successor collateral agent as provided above.
(iv) In the event that a successor Collateral Agent is appointed pursuant to the provisions of this Section 4(w) that is not a Buyer or an affiliate of any Buyer (or the Required Holders or the Collateral Agent (or its successor), as applicable, notify the Company that they or it wants to appoint such a successor Collateral Agent pursuant to the terms of this Section 4(w)), the Company and each Subsidiary thereof covenants and agrees to promptly take all actions reasonably requested by the Required Holders or the Collateral Agent (or its successor), as applicable, from time to time, to secure a successor Collateral Agent reasonably satisfactory to the requesting part(y)(ies), in their sole discretion, including, without limitation, by paying all reasonable and customary fees and expenses of such successor Collateral Agent, by having the Company and each Subsidiary thereof agree to indemnify any successor Collateral Agent pursuant to reasonable and customary terms and by each of the Company and each Subsidiary thereof executing a collateral agency agreement or similar agreement and/or any amendment to the Security Documents reasonably requested or required by the successor Collateral Agent.
(x) Regulation M. The Company will not take any action prohibited by Regulation M under the 1934 Act, in connection with the distribution of the Securities contemplated hereby.
(y) General Solicitation. None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act) or any person acting on behalf of the Company or such affiliate will solicit any offer to buy or offer or sell the Securities by means of any form of general solicitation or general advertising within the meaning of Regulation D, including: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast over television or radio; and (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.
(z) Integration. None of the Company, any of its affiliates (as defined in Rule 501(b) under the 1933 Act), or any person acting on behalf of the Company or such affiliate will sell, offer for sale, or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the 1933 Act) which will be integrated with the sale of the Securities in a manner which would require the registration of the Securities under the 1933 Act or require stockholder approval under the rules and regulations of the Principal Market and the Company will take all action that is appropriate or necessary to assure that its offerings of other securities will not be integrated for purposes of the 1933 Act or the rules and regulations of the Principal Market, with the issuance of Securities contemplated hereby.
(aa) Notice of Disqualification Events. The Company will notify the Buyers in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.
(bb) Subsidiary Guarantee. For so long as any Notes remain outstanding, upon any entity becoming a direct, or indirect, Subsidiary (other than an Excluded Subsidiary) of the Company, the Company shall cause each such Subsidiary (other than any Excluded Subsidiary) to become party to the Guaranty by executing a joinder to the Guaranty reasonably satisfactory in form and substance to the Required Holders.
(cc) No Waiver of Lock-Up Provision of Investor Rights Agreement. Following the closing of the Business Combination, neither Company, nor the Target, shall amend, waive, modify or fail to use best efforts to enforce the lock-up provision of the Investor Rights Agreement. For the avoidance of doubt, no Buyer shall be a third party beneficiary of the Investor Rights Agreement.
Ann. N-34

(dd) Restrictions on Short Sales. Each Buyer, severally and not jointly, agrees that, until the six month anniversary of the Closing Date, such Buyer shall not engage in any Short Sales or establish any Put Equivalent Position of the securities of the SPAC or the Company and, from and after the six month anniversary of the Closing Date, such Buyer shall not engage in any Short Sales (excluding any sales of Common Stock then held by such Buyer at a time such Buyer has an existing “short” position) or establish any Put Equivalent Position of the securities of the Company, as applicable, at a time the VWAP of the Common Stock is less than $10.00 per share (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events).
(ee) Transfer Taxes All stock transfer or other similar taxes (other than income or similar taxes) which are required to be paid in connection with the issuance, sale and transfer of the Securities to be sold to each Buyer hereunder shall be fully paid by the Company.
5. REGISTER; TRANSFER AGENT INSTRUCTIONS; LEGEND.
(a) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants in which the Company shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of the Notes held by such Person, the number of Conversion Shares issuable pursuant to the terms of the Notes and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives.
(b) Transfer Agent Instructions. The Company shall issue irrevocable instructions to its transfer agent and any subsequent transfer agent (as applicable, the “Transfer Agent”) in a form acceptable to each of the Buyers (the “Irrevocable Transfer Agent Instructions”) to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company (“DTC”), registered in the name of each Buyer or its respective nominee(s), for the Conversion Shares and the Warrant Shares in such amounts as specified from time to time by each Buyer to the Company upon conversion of the Notes or the exercise of the Warrants (as the case may be) upon effectiveness of the Registration Statement or resale in accordance with Rule 144, as applicable. The Company represents and warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Company to its transfer agent with respect to the Securities, and that the Securities shall otherwise be freely transferable on the books and records of the Company, as applicable, to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(g), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or in compliance with Rule 144, the transfer agent shall issue such shares to such Buyer, assignee or transferee (as the case may be) without any restrictive legend in accordance with Section 5(d) below. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required. The Company shall cause its counsel to issue the legal opinion referred to in the Irrevocable Transfer Agent Instructions to the Company’s transfer agent on each Effective Date (as defined in the Registration Rights Agreement). Any fees (with respect to the transfer agent, counsel to the Company or otherwise) associated with the issuance of such opinion or the removal of any legends on any of the Securities shall be borne by the Company.
Ann. N-35

(c) Legends. Each Buyer understands that the Securities have been issued (or will be issued in the case of the Conversion Shares and the Warrant Shares) pursuant to an exemption from registration or qualification under the 1933 Act and applicable state securities laws, and except as set forth below, the Securities shall bear any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):
[NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE [CONVERTIBLE] [EXERCISABLE] HAVE BEEN][THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.
(d) Removal of Legends. Certificates evidencing Securities shall not be required to contain the legend set forth in Section 5(c) above or any other legend (i) while a registration statement (including a Registration Statement) covering the resale of such Securities is effective under the 1933 Act, (ii) following any sale of such Securities pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company), (iii) if such Securities are eligible to be sold, assigned or transferred under Rule 144 (provided that a Buyer and its broker provide the Company with customary representations and other documentation reasonably acceptable to the Company and its transfer agent, which shall not include an opinion of Buyer’s counsel), (iv) in connection with a sale, assignment or other transfer (other than under Rule 144), provided that such Buyer provides the Company with an opinion of counsel to such Buyer, in a generally acceptable form, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act or (v) if such legend is not required under applicable requirements of the 1933 Act (including, without limitation, controlling judicial interpretations and pronouncements issued by the SEC). If a legend is not required pursuant to the foregoing, the Company shall no later than two (2) Trading Days (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade initiated on the date such Buyer delivers such legended certificate representing such Securities to the Company) following the delivery by a Buyer to the Company or the transfer agent (with notice to the Company) of a legended certificate representing such Securities (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer, if applicable), together with any other deliveries from such Buyer as may be required above in this Section 5(d), as directed by such Buyer, either: (A) provided that the Company’s transfer agent is participating in the DTC Fast Automated Securities Transfer Program (“FAST”) and such Securities are Conversion Shares or Warrant Shares, credit the aggregate number of shares of Common Stock to which such Buyer shall be entitled to such Buyer’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system or (B) if the Company’s transfer agent is not participating in FAST, issue and deliver (via reputable overnight courier) to such Buyer, a certificate representing such Securities that is free from all restrictive and other legends, registered in the name of such Buyer or its designee (the date by which such credit is so required to be made to the balance account of such Buyer’s or such Buyer’s designee with DTC or such certificate is required to be delivered to such Buyer pursuant to the foregoing is referred to herein as the “Required Delivery Date”, and the date such shares of Common Stock are actually delivered without restrictive legend to such Buyer or such Buyer’s designee with DTC, as applicable, the “Share Delivery Date”). The Company shall be responsible for any transfer agent fees or DTC fees with respect to any issuance of Securities or the removal of any legends with respect to any Securities in accordance herewith.
(e) Failure to Timely Deliver; Buy-In. If the Company fails, for any reason or for no reason, to issue and deliver (or cause to be delivered) to a Buyer (or its designee) by the Required Delivery Date, either (I) if the Transfer Agent is not participating in FAST, a certificate for the number of Conversion Shares or Warrant Shares (as the case may be) to which such Buyer is entitled and register such Conversion Shares or Warrant Shares (as
Ann. N-36

the case may be) on the Company’s share register or, if the Transfer Agent is participating in FAST, to credit the balance account of such Buyer or such Buyer’s designee with DTC for such number of Conversion Shares or Warrant Shares (as the case may be) submitted for legend removal by such Buyer pursuant to Section 5(d) above or (II) if the Registration Statement covering the resale of the Conversion Shares or Warrant Shares (as the case may be) submitted for legend removal by such Buyer pursuant to Section 5(d) above (the “Unavailable Shares”) is not available for the resale of such Unavailable Shares and the Company fails to promptly, but in no event later than as required pursuant to the Registration Rights Agreement (x) so notify such Buyer and (y) deliver the Conversion Shares or Warrant Shares, as applicable, electronically without any restrictive legend by crediting such aggregate number of Conversion Shares or Warrant Shares (as the case may be) submitted for legend removal by such Buyer pursuant to Section 5(d) above to such Buyer’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system (the event described in the immediately foregoing clause (II) is hereinafter referred as a “Notice Failure” and together with the event described in clause (I) above, a “Delivery Failure”), then, in addition to all other remedies available to such Buyer, the Company shall pay in cash to such Buyer on each day after the Share Delivery Date and during such Delivery Failure an amount equal to 2% of the product of (A) the sum of the number of shares of Common Stock not issued to such Buyer on or prior to the Required Delivery Date and to which such Buyer is entitled, and (B) any trading price of the Common Stock selected by such Buyer in writing as in effect at any time during the period beginning on the date of the delivery by such Buyer to the Company of the applicable Conversion Shares or Warrant Shares (as the case may be) and ending on the applicable Share Delivery Date. In addition to the foregoing, if on or prior to the Required Delivery Date either (I) if the Transfer Agent is not participating in FAST, the Company shall fail to issue and deliver a certificate to a Buyer and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in FAST, credit the balance account of such Buyer or such Buyer’s designee with DTC for the number of shares of Common Stock to which such Buyer submitted for legend removal by such Buyer pursuant to Section 5(d) above (ii) below or (II) a Notice Failure occurs, and if on or after such Trading Day such Buyer acquires (in an open market transaction, stock loan or otherwise) shares of Common Stock to deliver in satisfaction of a sale by such Buyer of shares of Common Stock submitted for legend removal by such Buyer pursuant to Section 5(d) above that such Buyer is entitled to receive from the Company (a “Buy-In”), then the Company shall, within two (2) Trading Days after such Buyer’s request and in such Buyer’s discretion, either (i) pay cash to such Buyer in an amount equal to such Buyer’s total purchase price (including brokerage commissions, stock loan costs and other out-of-pocket expenses, if any) for the shares of Common Stock so acquired (including, without limitation, by any other Person in respect, or on behalf, of such Buyer) (the “Buy-In Price”), at which point the Company’s obligation to so deliver such certificate or credit such Buyer’s balance account shall terminate and such shares shall be cancelled, or (ii) promptly honor its obligation to so deliver to such Buyer a certificate or certificates or credit the balance account of such Buyer or such Buyer’s designee with DTC representing such number of shares of Common Stock that would have been so delivered if the Company timely complied with its obligations hereunder and pay cash to such Buyer in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Conversion Shares or Warrant Shares (as the case may be) that the Company was required to deliver to such Buyer by the Required Delivery Date multiplied by (B) the lowest Closing Sale Price (as defined in the Warrants) of the Common Stock on any Trading Day during the period commencing on the date of the delivery by such Buyer to the Company of the applicable Conversion Shares or Warrant Shares (as the case may be) and ending on the date of such delivery and payment under this clause (ii). Nothing shall limit such Buyer’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock (or to electronically deliver such shares of Common Stock) as required pursuant to the terms hereof. Notwithstanding anything herein to the contrary, with respect to any given Notice Failure and/or Delivery Failure, this Section 5(e) shall not apply to the applicable Buyer the extent the Company has already paid such amounts in full to such Buyer with respect to such Notice Failure and/or Delivery Failure, as applicable, pursuant to the analogous sections of the Note or Warrant, as applicable, held by such Buyer.
(f) FAST Compliance. While any Warrants remain outstanding, the Company shall maintain a transfer agent that participates in FAST.
Ann. N-37

6. CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.
(a) The obligation of the Company hereunder to issue and sell the Notes and the related Warrants to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Time, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:
(i) Such Buyer shall have executed each of the other Transaction Documents to which it is a party and delivered the same to the Company.
(ii) Such Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of any Buyer, the amounts withheld pursuant to Section 4(g) and any applicable Non-Cash Purchase Price Amount) for the Note and the related Warrants being purchased by such Buyer at the Closing by wire transfer of immediately available funds in accordance with the Flow of Funds Letter.
(iii) The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Time as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Closing Time.
(iv) The Business Combination Closing shall have occurred.
7. CONDITIONS TO EACH BUYER’S OBLIGATION TO PURCHASE.
(a) The obligation of each Buyer hereunder to purchase its Note and its related Warrants at the Closing is subject to the satisfaction, at or before the Closing Time, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:
(i) The Company and each Subsidiary (as the case may be) shall have duly executed and delivered to such Buyer each of the Transaction Documents to which it is a party and the Company shall have duly executed and delivered to such Buyer (A) a Note in such original principal amount as is set forth across from such Buyer’s name in column (3) of the Schedule of Buyers and (B) a Warrant initially exercisable for such aggregate number of Warrant Shares as is set forth across from such Buyer’s name in column (4) of the Schedule of Buyers, in each case, as being purchased by such Buyer at the Closing pursuant to this Agreement.
(ii) Such Buyer shall have received the opinion of Reed Smith LLP, the Company’s counsel, dated as of the Closing Time, in the form acceptable to such Buyer.
(iii) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form acceptable to such Buyer, which instructions shall have been delivered to and acknowledged in writing by the Company’s transfer agent.
(iv) The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing of the Company and each of its Subsidiaries (other than any Excluded Subsidiary) in each such entity’s jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction of formation as of a date within thirty (30) days of the Closing Time.
(v) The Company shall have delivered to such Buyer a certified copy of the Certificate of Incorporation as certified by the Delaware Secretary of State within thirty (30) days of the Closing Time.
(vi) Each Subsidiary shall have delivered to such Buyer a certified copy of its Certificate of Incorporation (or such equivalent organizational document) as certified by the Secretary of State (or comparable office) of such Subsidiary’s jurisdiction of incorporation within thirty (30) days of the Closing Time.
(vii) The Company and each Subsidiary (other than any Excluded Subsidiary) shall have delivered to such Buyer a certificate, in the form reasonably acceptable to such Buyer, executed by the Secretary of the Company and each Subsidiary and dated as of the Closing Time, as to (i) the resolutions consistent with
Ann. N-38

Section 3(b) as adopted by the Company’s and each Subsidiary’s (other than any Excluded Subsidiary) board of directors in a form reasonably acceptable to such Buyer, (ii) the Certificate of Incorporation of the Company and the organizational documents of each Subsidiary (other than any Excluded Subsidiary) and (iii) the Bylaws of the Company and the bylaws of each Subsidiary (other than any Excluded Subsidiary), each as in effect at the Closing.
(viii) Each and every representation and warranty of the Company shall be true and correct in all material respects (except to the extent such representation or warranty is qualified by material or Company Material Adverse Effect, in which case it shall be true and correct in all respects) as of the date when made and as of the Closing Time as though originally made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specific date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required to be performed, satisfied or complied with by the Company at or prior to the Closing Time. Such Buyer shall have received a certificate, duly executed by the Chief Executive Officer of the Company, dated as of the Closing Time, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form acceptable to such Buyer (the “Officer’s Certificate”).
(ix) The Company shall have delivered to such Buyer a letter from the Company’s transfer agent certifying the number of shares of Common Stock outstanding on the Closing Time immediately prior to the Closing.
(x) The Common Stock (A) shall be designated for quotation or listed (as applicable) on the Principal Market and (B) shall not have been suspended, as of the Closing Time, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Time, either (I) in writing by the SEC or the Principal Market or (II) by falling below the minimum maintenance requirements of the Principal Market.
(xi) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities, including without limitation, those required by the Principal Market, if any.
(xii) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.
(xiii) Since the date of execution of this Agreement, no event or series of events shall have occurred that reasonably would have or result in a Company Material Adverse Effect provided, however, that the definition of “Company Material Adverse Effect” for the purpose of this clause (xiii), will not include any change or effect that results from or relates to (A) changes in law or interpretations thereof, or regulatory policy or interpretation, by any Governmental Entity so long as such change does not have a disproportionate effect on the Company, (B) changes in applicable accounting rules or principles, including changes in GAAP, (C) general business or economic conditions, and changes, events, effects or conditions generally affecting the industries or markets in which the Company operates, (D) national or international political or social conditions, including engagement in hostilities, acts of terror, sabotage or cyberterrorism or acts of war, (E) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (F) the execution or public announcement of the Business Combination, this Agreement or the pendency or consummation of the transactions contemplated thereby and hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (F) shall not apply to the representations and warranties set forth in Section 3 to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement and this Agreement), (G) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing, (H) the number of shares
Ann. N-39

tendered for redemption by shareholders of the SPAC pursuant to the SPAC’s amended and restated articles of association, as may be amended, or (I) the expected non-compliance of the SPAC of Nasdaq IM-5101-2; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (A) through (E) or (G) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on the Company relative to other participants operating in the industries or markets in which the Company and its Subsidiaries operate (the above clauses (A) through (I), including the proviso above, being the “MAE Exceptions”).
(xiv) The Company shall have obtained approval of the Principal Market to list or designate for quotation (as the case may be) the Conversion Shares and the Warrant Shares.
(xv) In accordance with the terms of the Security Documents, the Company shall have delivered to the Collateral Agent (A) original certificates (I) representing the Subsidiaries’ (other than any Excluded Subsidiary) shares of capital stock to the extent such subsidiary is a corporation or otherwise has certificated equity and (II) representing all other equity interests and all promissory notes required to be pledged thereunder, in each case, accompanied by undated stock powers and allonges executed in blank and other proper instruments of transfer and (B) appropriate financing statements on Form UCC-1 to be duly filed in such office or offices as may be necessary or, in the opinion of the Collateral Agent, desirable to perfect the security interests purported to be created by each Security Document.
(xvi) Within two (2) Business Days prior to the Closing, the Company shall have delivered or caused to be delivered to each Buyer and the Collateral Agent (A) certified copies of requests for copies of information on Form UCC-11, listing all effective financing statements which name as debtor any BC Entity and which are filed in such office or offices as may be necessary or, in the opinion of the Collateral Agent or the Buyers, desirable to perfect the security interests purported to be created by the Security Agreement, together with copies of such financing statements, none of which, except as otherwise agreed in writing by the Collateral Agent, shall cover any of the Collateral (as defined in the Security Agreement), and the results of searches for any tax Lien and judgment Lien filed against such Person or its property, which results, except as otherwise agreed to in writing by the Collateral Agent and the Buyers, shall not show any such Liens; and (B) a perfection certificate, duly completed and executed by the Target and each of its Target Subsidiaries, in form reasonably satisfactory to the Buyers (the “Perfection Certificate”).
(xvii) The Collateral Agent shall have received the Security Agreement, duly executed by the Company and each of its Subsidiaries.
(xviii) With respect to the Intellectual Property Rights, if any, of the Company or any of its Subsidiaries, the Company and/or such Subsidiaries, as applicable, shall have duly executed and delivered to such Buyer each Assignment For Security for the Intellectual Property Rights of the Company and its Subsidiaries, in the form attached as Exhibit A to the Security Agreement.
(xix) The Business Combination Closing shall have occurred.
(xx) The BC Parties shall have delivered to such Buyer, the investor rights agreement, in the form attached hereto as Exhibit F (the “Investor Rights Agreement”), duly executed and delivered by the parties thereto (the “IRA Parties”), which shall remain in full force and effect, pursuant to which the IRA Parties set forth on Schedule 7(a)(xx) shall have agreed not to directly, or indirectly, sell any securities of the Company (including, without limitation, any securities issued pursuant to the Business Combination), the earlier of (A) 365 days after the Business Combination Closing Date (or 6 months after the Business Combination Closing Date in the case of certain shareholders of Target and certain independent directors of the SPAC set forth on Schedule 7(a)(xx)) or (B) the first date subsequent to the Business Combination Closing Date with respect to which the closing price of Common Stock has equaled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, stock combinations, recapitalizations and similar events) for any 20 Trading Days within any 30-Trading Day period commencing at least 150 days after the Business Combination Closing Date
Ann. N-40

(xxi) Such Buyer shall have received a letter on the letterhead of the Company, duly executed by the Chief Executive Officer of the Company, setting forth the wire amounts of each Buyer and the wire transfer instructions of the Company (the “Flow of Funds Letter”).
(b) The obligation of Allegro Opportunities LLC hereunder to purchase its Note and its related Warrants at the Closing is subject to the satisfaction, at or before the Closing Time, the following conditions, provided that this conditions is for Allegro Opportunities LLC’s sole benefit and may be waived by Allegro Opportunities LLC at any time in its sole discretion by providing the Company with prior written notice thereof:
(i) As of the Closing Time, the Company shall have at least $48 million in available unrestricted cash, in U.S. dollars, in one or more bank accounts in the United States (as reduced by $2 million (prorated for partial months) for each calendar month anniversary from November 30, 2023 until the Closing Time).
8. TERMINATION.
This Agreement shall terminate and be void and of no further force and effect with respect to a Buyer, and all rights and obligations of such Buyer and each of the BC Parties with respect to such Buyer hereunder, shall terminate without any further liability on the part of any of such Persons in respect thereof, upon the earliest to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of such Buyer and each of the BC Parties to terminate this Agreement with respect to such Buyer and (c) the delivery of a notice of termination of this Agreement by such Buyer to each of the BC Parties at any time following August 13, 2024 (the “Outside Date”) if the Closing has not occurred by the Outside Date; provided, however, (i) the right of a Buyer to terminate this Agreement under this Section 8 shall not be available to such Buyer if the failure of the transactions contemplated by this Agreement to have been consummated by the Outside Date was proximately caused by such Buyer’s breach of any of its covenants or obligations in this Agreement (or if an affiliate of such Buyer is also a Buyer, such affiliate Buyer's breach of any of its covenants or obligations under this Agreement), either individually or in the aggregate, and (ii) the abandonment of the sale and purchase of the Notes and the Warrants upon termination pursuant to clauses (b) or (c) of this Section 8 shall be applicable only to such Buyer that enters into such mutual agreement to terminate or provides such written notice, provided further that no such termination shall affect any obligation of the Company under this Agreement to reimburse the lead Buyer for the expenses described in Section 4(g) above. Nothing contained in this Section shall be deemed to release any party from any liability for any willful and material breach by such party of the terms and provisions of this Agreement or the other Transaction Documents prior to the time of termination or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents or to pursue any other remedy available at law or in equity to recover losses, liabilities or damages arising from any such willful and material breach.
9. MISCELLANEOUS.
(a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each of the BC Parties hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or under any of the other Transaction Documents or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that such suit, action or proceeding may not be brought or maintained in any such court, that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude any Buyer from bringing suit or taking other legal action against any BC Party in any other jurisdiction to collect on any BC Party’s obligations to such Buyer or to enforce a judgment or other court ruling in favor of such Buyer. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A
Ann. N-41

JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION.
(b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.
(c) Headings; Gender. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found, unless otherwise explicitly specified herein.
(d) Severability; Maximum Payment Amounts. If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s). Notwithstanding anything to the contrary contained in this Agreement or any other Transaction Document (and without implication that the following is required or applicable), it is the intention of the parties that in no event shall amounts and value paid by the Company and/or any of its Subsidiaries (as the case may be), or payable to or received by any of the Buyers, under the Transaction Documents (including without limitation, any amounts that would be characterized as “interest” under applicable law) exceed amounts permitted under any applicable law. Accordingly, if any obligation to pay, payment made to any Buyer, or collection by any Buyer pursuant the Transaction Documents is finally judicially determined to be contrary to any such applicable law, such obligation to pay, payment or collection shall be deemed to have been made by mutual mistake of such Buyer, the Company and its Subsidiaries and such amount shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by the applicable
Ann. N-42

law. Such adjustment shall be effected, to the extent necessary, by reducing or refunding, at the option of such Buyer, the amount of interest or any other amounts which would constitute unlawful amounts required to be paid or actually paid to such Buyer under the Transaction Documents. For greater certainty, to the extent that any interest, charges, fees, expenses or other amounts required to be paid to or received by such Buyer under any of the Transaction Documents or related thereto are held to be within the meaning of “interest” or another applicable term to otherwise be violative of applicable law, such amounts shall be pro-rated over the period of time to which they relate.
(e) Entire Agreement; Amendments. This Agreement, the other Transaction Documents and the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein supersede all other prior oral or written agreements between the Buyers, any BC Entity, their affiliates and Persons acting on their behalf, including, without limitation, any transactions by any Buyer with respect to Common Stock or the Securities, and the other matters contained herein and therein, and this Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein contain the entire understanding of the parties solely with respect to the matters covered herein and therein; provided, however, nothing contained in this Agreement or any other Transaction Document shall (or shall be deemed to) (i) have any effect on any agreements any Buyer has entered into with, or any instruments any Buyer has received from, any BC Entity prior to the date hereof with respect to any prior investment made by such Buyer in any BC Entity or (ii) waive, alter, modify or amend in any respect any obligations of any BC Entity, or any rights of or benefits to any Buyer or any other Person, in any agreement entered into prior to the date hereof between or among any BC Entity and any Buyer, or any instruments any Buyer received from any BC Entity prior to the date hereof, in each case, unrelated to this Agreement and the transactions contemplated hereby, and all such agreements and instruments shall continue in full force and effect. For the avoidance of doubt, the terms of this Agreement and the other Transaction Documents supersede any legally binding terms set forth in that certain “Financing Term Sheet: Secured Convertible Promissory Note” signed by the Target and the lead buyer. Except as specifically set forth herein or therein, neither any BC Party nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. For clarification purposes, the Recitals are part of this Agreement. No provision of this Agreement may be amended other than by an instrument in writing signed by the BC Parties and the Required Holders (as defined below), and any amendment to any provision of this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities, as applicable; provided that no such amendment shall be effective to the extent that it (A) applies to less than all of the holders of the Securities then outstanding or (B) imposes any obligation or liability on any Buyer without such Buyer’s prior written consent (which may be granted or withheld in such Buyer’s sole discretion); and provided further that the provisions of Sections 4(v) and 4(w) above cannot be amended or waived without the additional prior written approval of the Collateral Agent or its successor. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party, provided that the Required Holders may waive any provision of this Agreement, and any waiver of any provision of this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities, as applicable, provided that no such waiver shall be effective to the extent that it (1) applies to less than all of the holders of the Securities then outstanding (unless a party gives a waiver as to itself only) or (2) imposes any obligation or liability on any Buyer without such Buyer’s prior written consent (which may be granted or withheld in such Buyer’s sole discretion). No consideration (other than reimbursement of legal fees) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, all holders of the Notes or all holders of the Warrants (as the case may be). From the date hereof and while any Notes or Warrants are outstanding, no BC Entity shall be permitted to receive any consideration from a Buyer or a holder of Notes or Warrants that is not otherwise contemplated by the Transaction Documents in order to, directly or indirectly, induce any BC Entity (i) to treat such Buyer or holder of Notes or Warrants in a manner that is more favorable than to other similarly situated Buyers or holders of Notes or Warrants, as applicable, or (ii) to treat any Buyer(s) or holder(s) of Notes or Warrants in a manner that is less favorable than the Buyer or holder of Notes or Warrants that is paying such consideration; provided, however, that the determination of whether a Buyer has been treated more or less favorably than another Buyer shall disregard any securities of the Company purchased or sold by any Buyer. No BC Entity has, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.
Ann. N-43

Without limiting the foregoing, each BC Party confirms that, except as set forth in this Agreement, no Buyer (other than the Bridge Buyer) has made any commitment or promise or has any other obligation to provide any financing to any BC Entity or otherwise. As a material inducement for each Buyer to enter into this Agreement, each BC Party expressly acknowledges and agrees that (x) no due diligence or other investigation or inquiry conducted by a Buyer, any of its advisors or any of its representatives shall affect such Buyer’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, such BC Party’s representations and warranties contained in this Agreement or any other Transaction Document and (y) unless a provision of this Agreement or any other Transaction Document is expressly preceded by the phrase “except as disclosed in the SEC Documents,” nothing contained in any of the SEC Documents shall affect such Buyer’s right to rely on, or shall modify or qualify in any manner or be an exception to any of, such BC Party’s representations and warranties contained in this Agreement or any other Transaction Document. “Required Holders” means (I) prior to the Closing Date, each Buyer entitled to purchase Notes at the Closing and (II) on or after the Closing Date, each of Allegro Opportunities LLC and the Bridge Buyer.
(f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such e-mail could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The mailing addresses and e-mail addresses for such communications shall be:
If to the Company:

Aja Holdco, Inc.
51 Astor Place, 10th Floor
New York, New York 10003
Telephone: 212-284-2300
Attention:	Michael Altman, Chief Financial Officer
E-Mail:	Michael@perceptivelife.com

With a copy (for informational purposes only) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Telephone:	212-446-4756
Attention:	Peter Seligson,P.C.,
Mathieu Kohmann, Esq.
E-Mail:	peter.seligson@kirkland.com;
mathieu.kohmann@kirkland.com
and

Kirkland & Ellis LLP
Three Brickell City Centre
98 S.E. 7th Street, Suite 700
Miami, Florida 33131
Telephone:	305-432-5787
Attention:	Whitney Bosworth, Esq.
E-Mail:	whitney.bosworth@kirkland.com

and

Reed Smith LLP
1901 Avenue of Stars, Suite 700
Los Angeles, CA 90067
Attention:	Michael Sanders
E-mail:	MSanders@ReedSmith.com
Ann. N-44

and

Reed Smith LLP
599 Lexington Avenue
New York, NY 10022
Attention:	Jennifer W. Cheng
Susan K. Nieto
E-mail:	JCheng@reedsmith.com
SNieto@reedsmith.com

and

Reed Smith LLP
10 South Wacker Drive
Chicago, IL 60606-7507
Attention:	Benjamin Brimeyer
E-mail:	BBrimeyer@reedsmith.com

If to the Target:

Adagio Medical, Inc.
26051 Merit Circle, Suite 102
Laguna Hills, CA 92653
Attention:	Olav Bergheim, Chief Executive Officer
E-Mail:	obergheim@fjordventures.com

With a copy (for informational purposes only) to:

Reed Smith LLP
1901 Avenue of Stars, Suite 700
Los Angeles, CA 90067
Attention:	Michael Sanders
E-mail:	MSanders@ReedSmith.com

and

Reed Smith LLP
599 Lexington Avenue
New York, NY 10022
Attention:	Jennifer W. Cheng
Susan K. Nieto
E-mail:	JCheng@reedsmith.com
SNieto@reedsmith.com

and

Reed Smith LLP
10 South Wacker Drive
Chicago, IL 60606-7507
Attention:	Benjamin Brimeyer
E-mail:	BBrimeyer@reedsmith.com

If to the SPAC:

ARYA Sciences Acquisition Corp IV
51 Astor Place, 10th Floor
New York, New York 10003
Telephone: 212-284-2300
Attention:	Michael Altman, Chief Financial Officer
E-Mail:	Michael@perceptivelife.com
Ann. N-45

With a copy (for informational purposes only) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Telephone: 212-446-4756
Attention:	Peter Seligson,P.C.,
Mathieu Kohmann, Esq.
E-Mail:	peter.seligson@kirkland.com; mathieu.kohmann@kirkland.com

and

Kirkland & Ellis LLP
Three Brickell City Centre
98 S.E. 7th Street, Suite 700
Miami, Florida 33131
Telephone: 305-432-5787
Attention:	Whitney Bosworth, Esq.
E-Mail:	whitney.bosworth@kirkland.com

If to the Transfer Agent:

Continental Stock Transfer & Trust Co.
1 State Street 30th Floor
New York, New York 10004-1561
Telephone: 212-845-5277
Attention:	Stephen Jones
E-Mail:	sjones@continentalstock.com

If to a Buyer, to its mailing address and e-mail address set forth on the Schedule of Buyers, with copies to such Buyer’s representatives as set forth on the Schedule of Buyers,

with a copy (for informational purposes only) to:

Kelley Drye & Warren LLP
3 World Trade Center
175 Greenwich Street
New York, NY 10007
Telephone: (212) 808-7540
Attention:	Michael A. Adelstein, Esq.
E-mail:	madelstein@kelleydrye.com
or to such other mailing address and/or e-mail address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change, provided that Kelley Drye & Warren LLP shall only be provided copies of notices sent to the lead Buyer. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s e-mail containing the time, date and recipient’s e-mail or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by e-mail or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.
(g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of any of the Notes and Warrants. No BC Party shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the Required Holders, including, without limitation, by way of a Fundamental Transaction (as defined in the Warrants) (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Warrants) or a Fundamental Transaction (as defined in the Notes) (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes). Prior to the Closing, the Bridge Buyer may assign and transfer its rights and obligations under this Agreement with respect to the purchase of any or all Securities, which would otherwise be purchased by the
Ann. N-46

Bridge Buyer, to any other Person (each a “Permitted Assignee”), provided that the Bridge Buyer shall remain obligated to purchase such assigned Securities upon any breach by any such Permitted Assignee hereunder. Upon such an assignment, the Schedule of Buyers shall be revised to reflect such assignment. A Buyer may assign some or all of its rights and obligations hereunder in connection with any transfer of any of its Securities without the consent of but upon written notice (delivered promptly after the consummation of such assignment or transfer) to any BC Party and in compliance with any restrictions, limitations, requirements or procedures relating to any such transfer contained in this agreement or any Transaction Document, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.
(h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, other than the Indemnitees referred to in Section 9(k).
(i) Survival. The representations, warranties, agreements and covenants shall survive the Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.
(j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
(k) Indemnification. In consideration of each Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of each BC Party’s other obligations under the Transaction Documents, each BC Party, severally, shall defend, protect, indemnify and hold harmless, to the extent permitted by applicable law, each Buyer and each holder of any Securities that is party to this Agreement and all of their stockholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable and documented attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (i) any misrepresentation or breach of any representation or warranty made by any BC Entity in any of the Transaction Documents, (ii) any breach of any covenant, agreement or obligation of any BC Entity contained in any of the Transaction Documents or (iii) any cause of action, suit, proceeding or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of any BC Entity) or which otherwise involves such Indemnitee that arises out of or results from (A) the execution, delivery, performance or enforcement of any of the Transaction Documents, (B) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (C) any disclosure properly made by such Buyer pursuant to Section 4(i), or (D) the status of such Buyer or holder of the Securities either as an investor in any BC Entity pursuant to the transactions contemplated by the Transaction Documents or as a party to this Agreement (including, without limitation, as a party in interest or otherwise in any action or proceeding for injunctive or other equitable relief); provided, that in no event shall the Indemnified Liabilities include any actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities or damages or expenses to the extent arising from, resulting from or relating to any conduct by any Buyer which is finally judicially determined to constitute fraud. To the extent that the foregoing undertaking by a BC Entity may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 9(k) shall be the same as those set forth in Section 6 of the Registration Rights Agreement.
(l) Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. No specific representation or warranty shall limit the generality or applicability of a more general representation or warranty. Each and every reference to share prices, shares of Common Stock and any other numbers in this Agreement that relate to the Common Stock shall be automatically adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions that occur with respect to the Common Stock after the date of this Agreement. Notwithstanding anything in this Agreement to the contrary, for the avoidance
Ann. N-47

of doubt, nothing contained herein shall constitute a representation or warranty against, or a prohibition of, any actions with respect to the borrowing of, arrangement to borrow, identification of the availability of, and/or securing of, securities of the Company in order for such Buyer (or its broker or other financial representative) to effect short sales or similar transactions in the future.
(m) Remedies. Each Buyer and in the event of assignment by Buyer of its rights and obligations hereunder, each holder of Securities, shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, each party hereto recognizes that in the event that such party fails to perform, observe, or discharge any or all of its obligations under this Agreement or the Transaction Documents, any remedy at law may be inadequate relief to one or more other parties hereto. Each party hereto therefore agrees that each party hereto shall be entitled to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The remedies provided in this Agreement and the other Transaction Documents shall be cumulative and in addition to all other remedies available under this Agreement and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief).
(n) Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and any BC Entity does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to such applicable BC Entity, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.
(o) Payment Set Aside; Currency. To the extent that a BC Entity makes a payment or payments to any Buyer hereunder or pursuant to any of the other Transaction Documents or any of the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to such BC Entity, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred. Unless otherwise expressly indicated, all dollar amounts referred to in this Agreement and the other Transaction Documents are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Agreement and all other Transaction Documents shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Agreement, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation.
(p) Judgment Currency.
(i) If for the purpose of obtaining or enforcing judgment against any BC Entity in connection with this Agreement or any other Transaction Document in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(p) referred to as the “Judgment Currency”) an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:
(1) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or
Ann. N-48

(2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 9(p)(i)(2) being hereinafter referred to as the “Judgment Conversion Date”).
(ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(p)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.
(iii) Any amount due from any BC Entity under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement or any other Transaction Document.
(q) Independent Nature of Buyers’ Obligations and Rights. The obligations of each Buyer under the Transaction Documents are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as, and each BC Party acknowledges that the Buyers do not so constitute, a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Buyers are in any way acting in concert or as a group or entity, and no BC Entity shall assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents or any matters, and each BC Party acknowledges that the Buyers are not acting in concert or as a group, and no BC Entity shall assert any such claim, with respect to such obligations or the transactions contemplated by the Transaction Documents. The decision of each Buyer to purchase Securities pursuant to the Transaction Documents has been made by such Buyer independently of any other Buyer. Each Buyer acknowledges that no other Buyer has acted as agent for such Buyer in connection with such Buyer making its investment hereunder and that no other Buyer will be acting as agent of such Buyer in connection with monitoring such Buyer’s investment in the Securities or enforcing its rights under the Transaction Documents. Each BC Party and each Buyer confirms that each Buyer has independently participated with the BC Entities in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose. The use of a single agreement to effectuate the purchase and sale of the Securities contemplated hereby was solely in the control of the BC Parties, not the action or decision of any Buyer, and was done solely for the convenience of the BC Entities and not because it was required or requested to do so by any Buyer. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between applicable BC Entities and a Buyer, solely, and not between the Company, its Subsidiaries and the Buyers collectively and not between and among the Buyers.
[signature pages follow]
Ann. N-49

IN WITNESS WHEREOF, each Buyer, the Target, the SPAC and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.
COMPANY:

AJA HOLDCO, INC.

By:
Name:
Title:
Ann. N-50

IN WITNESS WHEREOF, each Buyer, the Target, the SPAC and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.
TARGET:

ADAGIO MEDICAL, INC.

By:
Name:
Title:
Ann. N-51

IN WITNESS WHEREOF, each Buyer, the Target, the SPAC and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.
SPAC:

ARYA SCIENCES ACQUISITION CORP IV

By:
Name:
Title:
Ann. N-52

IN WITNESS WHEREOF, each Buyer, the Target, the SPAC and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.
BUYER:

ALLEGRO OPPORTUNITIES LLC

By:
Name:
Title:
Ann. N-53

IN WITNESS WHEREOF, each Buyer, the Target and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.
BUYER:

PERCEPTIVE LIFE SCIENCES MASTER FUND LTD.

By:
Name:
Title:
Ann. N-54

SCHEDULE OF BUYERS
(1)	(2)	(3)	(5)	(6)	(7)
Buyer	Mailing Address and E-mail Address	Original Principal Amount of Notes	Aggregate Number of Warrant Shares	Purchase Price	Legal Representative’s Mailing Address and E-mail Address
[***]	[***]	$7,500,000	562,500	$7,500,000	[***]
[***]	[***]	$12,500,000	937,500	$12,500,000*	[***]
TOTAL		$20,000,000	1,500,000	$20,000,000
*
Subject to reduction in connection with any financing or commitment to financing (whether in the form of equity, debt, or Convertible Securities (other than the Notes)) based on the gross proceeds thereof, as may be specified at the option of such buyer, in writing to the Company prior to the Closing Date by such Buyer, pursuant to the terms of the Note Purchase Agreement.

Ann. N-55

EXHIBIT A
Form of New Adagio Convertible Note
Ann. N-56

[FORM OF SENIOR SECURED CONVERTIBLE NOTE]
NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 19(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.
THIS NOTE HAS BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT (“OID”). PURSUANT TO TREASURY REGULATION §1.1275-3(b)(1), JOHN DAHLDORF, A REPRESENTATIVE OF THE COMPANY HEREOF WILL, BEGINNING TEN DAYS AFTER THE ISSUANCE DATE OF THIS NOTE, PROMPTLY MAKE AVAILABLE TO THE HOLDER UPON REQUEST THE INFORMATION DESCRIBED IN TREASURY REGULATION §1.1275-3(b)(1)(i). JOHN DAHLDORF MAY BE REACHED AT TELEPHONE NUMBER (916)-337-8356.
AJA HOLDCO, INC.
SENIOR SECURED CONVERTIBLE NOTE
Issuance Date: [•] 2024__	Original Principal Amount: U.S. $[•]
FOR VALUE RECEIVED, Aja Holdco, Inc., a Delaware corporation (the “Company”), hereby promises to pay [BUYER] or its registered assigns (“Holder”) the amount set forth above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the “Principal”) when due, whether upon the Maturity Date, or upon acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest (“Interest”) on any outstanding Principal at the applicable Interest Rate (as defined below) from the date set forth above as the Issuance Date (the “Issuance Date”) until the same becomes due and payable, whether upon the Maturity Date or upon acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Senior Secured Convertible Note (including all Senior Secured Convertible Notes issued in exchange, transfer or replacement hereof, this “Note”) is one of an issue of Senior Secured Convertible Notes issued pursuant to the Securities Purchase Agreement, dated as of February [ ], 2024 (the “Subscription Date”), by and among the Company and the investors (the “Buyers”) referred to therein, as amended from time to time (collectively, the “Notes”, and such other Senior Secured Convertible Notes, the “Other Notes”). Certain capitalized terms used herein are defined in Section 32.
1. PAYMENTS OF PRINCIPAL. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal and accrued and unpaid Interest on such Principal and Interest. The Company may prepay/redeem pursuant to a Company Optional Redemption, all or any portion of the outstanding Principal, or accrued and unpaid Interest, if any, in accordance with the terms hereof.
2. INTEREST; INTEREST RATE.
(a) Interest on the Principal of this Note outstanding from time to time shall commence accruing at the Interest Rate on the Issuance Date and shall be computed on the basis of a 365/366-day year. On the first Trading Day of each Fiscal Quarter (each, an “Interest Date”), any accrued and unpaid Interest shall, at the Company’s option, either be (i) paid in cash to the Holder (a “Cash Interest Payment”) or (ii) compound and become additional Principal outstanding hereunder as of such Interest Date (each, a “Quarterly Compounding”). The Company may elect to effect a Cash Interest Payment with respect to an Interest Date by delivering to the Holder
Ann. N-57

a written notice (each, an “Cash Interest Election Notice”) on or prior to the fifth (5th) Trading Day immediately prior to such applicable Interest Date (the “Interest Election Deadline”) electing to pay such Interest, in whole, or in part, in cash as specified in such Cash Interest Election Notice. If the Company fails to deliver a Cash Interest Election Notice to the Holder on or prior to the applicable Interest Date (or such Cash Interest Election Notice elects in part, to pay such Interest in cash), such Interest (or such unpaid portion of Interest on such Interest Date, as applicable) shall be subject to Quarterly Compounding on such Interest Date.
(b) Prior to a Cash Interest Payment and/or Quarterly Compounding, as applicable, Interest shall also be payable by way of inclusion of the Interest in the Conversion Amount on each Conversion Date in accordance with Section 3(b)(i) or upon any redemption in accordance with Section 12 or any required payment upon any Bankruptcy Event of Default. From and after the occurrence and during the continuance of an Event of Default, the Interest Rate shall, (i) in the case of a Payment Event of Default or a Bankruptcy Event of Default, automatically, and (ii) in the case of any other Event of Default, upon prior written notice by the Holders to so increase, be increased by two percent (2.0%) per annum to a total effective rate of fifteen percent (15%) per annum (the “Default Rate”). For the avoidance of doubt, at any time an Event of Default has occurred and is continuing hereunder, notwithstanding that all, or any part, of this Note is subject to redemption and/or conversion hereunder, all of the Conversion Amount of this Note (including, without limitation, such portion of the Conversion Amount of this Note then subject to a redemption and/or conversion hereunder, as applicable) shall continue to accrue Interest hereunder at the Default Rate, and such Interest shall only cease to accrue hereunder with respect to such underlying Conversion Amount subject to such redemption and/or conversion, as applicable, at the time the Company has paid the applicable Redemption Price with respect to such redemption and/or delivered the required shares of Common Stock due hereunder with respect to such conversion, as applicable. In the event that such Event of Default is subsequently cured (and no other Event of Default then exists, including, without limitation, for the Company’s failure to pay such Interest at the Default Rate on the applicable Interest Date), the adjustment referred to in the preceding sentence shall cease to be effective as of the calendar day immediately following the date of such cure; provided that the Interest as calculated and unpaid at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure of such Event of Default.
3. CONVERSION OF NOTES. At any time after the Issuance Date, this Note shall be convertible into validly issued, fully paid and non-assessable shares of Common Stock (as defined below), on the terms and conditions set forth in this Section 3.
(a) Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into validly issued, fully paid and non-assessable shares of Common Stock in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent (as defined below), but excluding any income tax) that may be payable with respect to the issuance and delivery of Common Stock upon conversion of any Conversion Amount.
(b) Conversion Rate. The number of shares of Common Stock issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the “Conversion Rate”).
(i) “Conversion Amount” means the sum of (A) the portion of the Principal of this Note to be converted, redeemed or otherwise with respect to which this determination is being made, (B) accrued and unpaid Interest with respect to such Principal of this Note, and (D) any other unpaid amounts pursuant to the Transaction Documents, if any.
(ii) “Conversion Price” means, as of any Conversion Date or other date of determination, $10,00, subject to adjustment as provided herein.
Ann. N-58

(c) Mechanics of Conversion.
(i) Optional Conversion. To convert any Conversion Amount into shares of Common Stock on any date (a “Conversion Date”), the Holder shall deliver (whether via electronic mail or otherwise), for receipt on or prior to 11:59 p.m., New York time, on such date, a copy of an executed notice of conversion in the form attached hereto as Exhibit I (each, a “Conversion Notice”) to the Company. If required by Section 3(c)(iii), within two (2) Trading Days following a conversion of this Note as aforesaid, the Holder shall surrender this Note to a nationally recognized overnight delivery service for delivery to the Company (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction as contemplated by Section 19(b)). On or before the first (1st) Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by electronic mail an acknowledgment, in the form attached hereto as Exhibit II, of confirmation of receipt of such Conversion Notice and representation as to whether such shares of Common Stock may then be resold pursuant to Rule 144 or an effective and available registration statement (each, an “Acknowledgement”) to the Holder and the Company’s transfer agent (the “Transfer Agent”) which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein. On or before the second (2nd) Trading Day following the date on which the Company has received a Conversion Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade initiated on the applicable Conversion Date of such shares of Common Stock issuable pursuant to such Conversion Notice) (the “Share Delivery Deadline”), the Company shall (1) provided that the Transfer Agent is participating in The Depository Trust Company’s (“DTC”) Fast Automated Securities Transfer Program (“FAST”), credit such aggregate number of shares of Common Stock to which the Holder shall be entitled pursuant to such conversion to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system or (2) if the Transfer Agent is not participating in FAST, upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled pursuant to such conversion. If this Note is physically surrendered for conversion pursuant to Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than two (2) Business Days after receipt of this Note and at its own expense, issue and deliver to the Holder (or its designee) a new Note (in accordance with Section 19(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date. Notwithstanding anything to the contrary contained in this Note or the Registration Rights Agreement, after the effective date of the Registration Statement (as defined in the Registration Rights Agreement) and prior to the Holder’s receipt of the notice of a Grace Period (as defined in the Registration Rights Agreement), the Company shall cause the Transfer Agent to deliver unlegended shares of Common Stock to the Holder (or its designee) in connection with any sale of Registrable Securities (as defined in the Registration Rights Agreement) with respect to which the Holder has entered into a contract for sale, and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, and for which the Holder has not yet settled.
(ii) Company’s Failure to Timely Convert. If the Company shall fail, for any reason or for no reason, on or prior to the applicable Share Delivery Deadline, either (I) if the Transfer Agent is not participating in FAST, to issue and deliver to the Holder (or its designee) a certificate for the number of shares of Common Stock to which the Holder is entitled and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in FAST, to credit the balance account of the Holder or the Holder’s designee with DTC for such number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion of this Note (as the case may be) and such failure is not cured within two (2) Trading Days or (II) if the Registration Statement covering the resale of the shares of Common Stock that are the subject of the Conversion Notice (the “Unavailable Conversion Shares”) is not available for the resale of such Unavailable Conversion Shares and the Company fails to promptly, but in no event later than as required pursuant to the Registration Rights Agreement (x) so notify the Holder and (y) deliver the shares of Common Stock electronically without any restrictive legend by crediting such aggregate number of shares of Common Stock to which the Holder is entitled pursuant to such conversion
Ann. N-59

to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system and such failure is not cured within two (2) Trading Days (the event described in the immediately foregoing clause (II) is hereinafter referred as a “Notice Failure” and together with the event described in clause (I) above, a “Conversion Failure”), then, in addition to all other remedies available to the Holder, (1) the Company shall pay in cash to the Holder on each day after such Share Delivery Deadline that the issuance of such shares of Common Stock is not timely effected an amount equal to 1% of the product of (A) the sum of the number of shares of Common Stock not issued to the Holder on or prior to the Share Delivery Deadline and to which the Holder is entitled, multiplied by (B) any trading price of the Common Stock selected by the Holder in writing as in effect at any time during the period beginning on the applicable Conversion Date and ending on the applicable Share Delivery Deadline and (2) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned (as the case may be) any portion of this Note that has not been converted pursuant to such Conversion Notice, provided that the voiding of a Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. In addition to the foregoing, if on or prior to the Share Delivery Deadline either (A) if the Transfer Agent is not participating in FAST, the Company shall fail to issue and deliver to the Holder (or its designee) a certificate and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in FAST, the Transfer Agent shall fail to credit the balance account of the Holder or the Holder’s designee with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion hereunder or pursuant to the Company’s obligation pursuant to clause (II) below or (B) a Notice Failure occurs, and if on or after such Share Delivery Deadline the Holder acquires (in an open market transaction, stock loan or otherwise) shares of Common Stock corresponding to all or any portion of the number of shares of Common Stock issuable upon such conversion that the Holder is entitled to receive from the Company and has not received from the Company in connection with such Conversion Failure or Notice Failure, as applicable (a “Buy-In”), then, in addition to all other remedies available to the Holder, the Company shall, within two (2) Business Days after receipt of the Holder’s request and in the Holder’s discretion, either: (I) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, stock loan costs and other out-of-pocket expenses, if any) for the shares of Common Stock so acquired (including, without limitation, by any other Person in respect, or on behalf, of the Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such certificate (and to issue such shares of Common Stock) or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion hereunder (as the case may be) (and to issue such shares of Common Stock) shall terminate, or (II) promptly honor its obligation to so issue and deliver to the Holder a certificate or certificates representing such shares of Common Stock or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s conversion hereunder (as the case may be) and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (x) such number of shares of Common Stock multiplied by (y) the lowest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date of the applicable Conversion Notice and ending on the date of such issuance and payment under this clause (II) (the “Buy-In Payment Amount”). Nothing shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock (or to electronically deliver such shares of Common Stock) upon the conversion of this Note as required pursuant to the terms hereof.
(iii) Registration; Book-Entry. The Company shall maintain a register (the “Register”) for the recordation of the names and addresses of the holders of each Note and the principal amount of the Notes held by such holders (the “Registered Notes”). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes (including, without limitation, the right to receive payments of Principal and Interest hereunder) notwithstanding notice to the contrary. A Registered Note may be assigned, transferred or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a written request to assign, transfer or sell all or part of any Registered Note by the holder thereof, the Company shall record the information
Ann. N-60

contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 19, provided that if the Company does not so record an assignment, transfer or sale (as the case may be) of all or part of any Registered Note within two (2) Business Days of such a request, then the Register shall be automatically deemed updated to reflect such assignment, transfer or sale (as the case may be). Notwithstanding anything to the contrary set forth in this Section 3, following conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted (in which event this Note shall be delivered to the Company following conversion thereof as contemplated by Section 3(c)(i)) or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender of this Note. The Holder and the Company shall maintain records showing the Principal and Interest converted and/or paid (as the case may be) and the dates of such conversions, and/or payments (as the case may be) or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion. If the Company does not update the Register to record such Principal and Interest converted and/or paid (as the case may be) and the dates of such conversions, and/or payments (as the case may be) within two (2) Business Days of such occurrence, then the Register shall be automatically deemed updated to reflect such occurrence.
(iv) Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder’s portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of shares of Common Stock issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of shares of Common Stock not in dispute and resolve such dispute in accordance with Section 24.
(d) Limitations on Conversions. The Company shall not effect the conversion of any portion of this Note, and the Holder shall not have the right to convert any portion of this Note pursuant to the terms and conditions of this Note and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, the Holder together with the other Attribution Parties collectively would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by the Holder and the other Attribution Parties shall include the number of shares of Common Stock held by the Holder and all other Attribution Parties plus the number of shares of Common Stock issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude shares of Common Stock which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred stock or warrants, including, without limitation, the Warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 3(d). For purposes of this Section 3(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. For purposes of determining the number of outstanding shares of Common Stock the Holder may acquire upon the conversion of this Note without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of shares of Common Stock outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from the Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall notify the Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Conversion Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Section 3(d),
Ann. N-61

to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of shares of Common Stock to be purchased pursuant to such Conversion Notice. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of shares of Common Stock to the Holder upon conversion of this Note results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which the Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. Upon delivery of a written notice to the Company, the Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties and not to any other holder of Notes that is not an Attribution Party of the Holder. For purposes of clarity, the shares of Common Stock issuable pursuant to the terms of this Note in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to convert this Note pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3(d) to the extent necessary to correct this paragraph (or any portion of this paragraph) which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 3(d) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Note.
(e) Right of Alternate Conversion Upon an Event of Default.
(i) General. Subject to Section 3(d), upon the occurrence of any Event of Default, the Company may irrevocably elect in the Event of Default Notice (or otherwise in a writing to the Holder) to permit the Holder to effect Alternate Conversions pursuant to this Section 3(e) during such applicable Event of Default Redemption Right Period (as defined below) with respect thereto (each, an “Alternate Conversion Election”). For the avoidance of doubt, an Alternate Conversion Election with respect to a prior Event of Default Redemption Right Period shall not constitute an automatic election for a future Event of Default Redemption Right Period (any Alternate Conversion Election must be made in writing by the Company and specific to an applicable Event of Default Redemption Right Period). If the Company has made an Alternate Conversion Election with respect to an Event of Default Redemption Right Period (but regardless of whether the Holder has delivered an Event of Default Redemption Notice to the Company or, if applicable, whether the Company has cured such Event of Default prior to the applicable Event of Default Redemption Right Expiration Date (as defined below)), the Holder may, at the Holder’s option, convert (each, an “Alternate Conversion”, and the date of such Alternate Conversion, each, an “Alternate Conversion Date”) all, or any part of, the Conversion Amount (such portion of the Conversion Amount subject to such Alternate Conversion, the “Alternate Conversion Amount”) into shares of Common Stock at a conversion rate equal to the quotient of (x) the product of (A) the Redemption Premium and (B) the Conversion Amount (the amount in this clause (x) being the “Redemption Premium of the Conversion Amount”), divided by (y) the Alternate Conversion Price (the “Alternate Conversion Rate”). Any Alternate Conversion with respect to such Alternate Conversion Amount shall be in lieu of redemption of such Alternate Conversion Amount to which the Holder would otherwise be entitled pursuant to Section 4 below.
(ii) Mechanics of Alternate Conversion. On any Alternate Conversion Date, the Holder may voluntarily convert any Alternate Conversion Amount pursuant to Section 3(c) at the Alternate Conversion Rate (for the avoidance of doubt, with “Alternate Conversion Price” replacing “Conversion Price” for all
Ann. N-62

purposes hereunder with respect to such Alternate Conversion and, solely with respect to the calculation of the number of shares of Common Stock issuable upon conversion of any Conversion Amount in an Alternate Event of Default Conversion, with “Redemption Premium of the Conversion Amount” replacing “Conversion Amount” in clause (x) of the definition of Conversion Rate with respect to such Alternate Conversion) by designating in the Conversion Notice delivered pursuant to this Section 3(e) of this Note that the Holder is electing to use the Alternate Conversion Price for such conversion. Notwithstanding anything to the contrary in this Section 3(e), but subject to Section 3(d), until the Company delivers shares of Common Stock representing the applicable Alternate Conversion Amount to the Holder, such Alternate Conversion Amount may be converted by the Holder into shares of Common Stock pursuant to Section 3(c) without regard to this Section 3(e). In the event of an Alternate Conversion pursuant to this Section 3(e) of all, or any portion, of this Note, the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 3(e), together the Alternate Conversion Price used in such Alternate Conversion, as applicable, is intended by the parties to be, and shall be deemed, a reasonable estimate of, the Holder’s actual loss of its investment opportunity and not as a penalty.
4. RIGHTS UPON EVENT OF DEFAULT.
(a) Event of Default. Each of the following events shall constitute an “Event of Default” and each of the events in clauses (viii), (ix) and (x) shall constitute a “Bankruptcy Event of Default” and each of the events in clause (vi) shall constitute a “Payment Event of Default”:
(i) the failure of the applicable Registration Statement (as defined in the Registration Rights Agreement) to be filed with the SEC on or prior to the date that is fifteen (15) days after the applicable Filing Deadline (as defined in the Registration Rights Agreement) or the failure of the applicable Registration Statement to be declared effective by the SEC on or prior to the date that is fifteen (15) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement);
(ii) while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or such Registration Statement (or the prospectus contained therein) is unavailable to any holder of Registrable Securities (as defined in the Registration Rights Agreement) for sale of all of such holder’s Registrable Securities in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) Trading Days in any 365-day period (excluding days during an Allowable Grace Period (as defined in the Registration Rights Agreement));
(iii) the suspension from trading or the failure of the Common Stock to be trading or listed (as applicable) on an Eligible Market for a period of five (5) consecutive Trading Days;
(iv) the Company’s (A) failure to cure a Conversion Failure or a Delivery Failure (as defined in the Warrants) by delivery of the required number of shares of Common Stock within five (5) Trading Days after the applicable Conversion Date or exercise date (as the case may be) or (B) notice to any holder of the Notes or Warrants, including, without limitation, by way of public announcement or through any of its agents, at any time, of its intention not to comply, as required, with a request for conversion of any Notes into shares of Common Stock that is requested in accordance with the provisions of the Notes, other than pursuant to Section 3(d), or a request for exercise of any Warrants for shares of Common Stock in accordance with the provisions of the Warrants;
(v) except to the extent the Company is in compliance with Section 11(b) below, at any time following the tenth (10th) consecutive day that the Holder’s Authorized Share Allocation (as defined in Section 11(a) below) is less than the sum of (A) the number of shares of Common Stock that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise), and (B) the number of shares of Common Stock that the Holder would be entitled to receive upon exercise in full of the Holder’s Warrants (without regard to any limitations on exercise set forth in the Warrants);
Ann. N-63

(vi) the Company’s or any Subsidiary’s failure to pay to the Holder any amount of Principal, Interest or other amounts when and as due under this Note (including, without limitation, the Company’s or any Subsidiary’s failure to pay any redemption payments or amounts hereunder) or any other Transaction Document (as defined in the Securities Purchase Agreement) or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby, except, in the case of a failure to pay Interest when and as due, in which case only if such failure remains uncured for a period of at least five (5) Trading Days;
(vii) the Company fails to remove any restrictive legend on any certificate or any shares of Common Stock issued to the Holder upon conversion or exercise (as the case may be) of any Securities (as defined in the Securities Purchase Agreement) acquired by the Holder under the Securities Purchase Agreement (including this Note) as and when required by such Securities or the Securities Purchase Agreement, unless otherwise then prohibited by applicable federal securities laws, and any such failure remains uncured for at least five (5) days;
(viii) bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Material Subsidiary and, if instituted against the Company or any Material Subsidiary by a third party, shall not be dismissed within forty-seven (47) days of their initiation;
(ix) the commencement by the Company or any Material Subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Company or any Material Subsidiary in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Material Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company or any Material Subsidiary in furtherance of any such action or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state or foreign law;
(x) the entry by a court of (i) a decree, order, judgment or other similar document in respect of the Company or any Material Subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or (ii) a decree, order, judgment or other similar document adjudging the Company or any Material Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company or any Material Subsidiary under any applicable federal, state or foreign law or (iii) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Material Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of forty-seven (47) consecutive days;
(xi) a final judgment or judgments for the payment of money aggregating in excess of $2,000,000 are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within forty-seven (47) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within forty-seven (47) days after the expiration of such stay; provided, however, any judgment which is bonded or covered by insurance or indemnity from a credit worthy party as to which the insurer or indemnitor has been notified and not denied coverage shall not be included in calculating the $2,000,000 amount set forth above;
Ann. N-64

(xii) the Company and/or any Subsidiary, individually or in the aggregate, either fails to pay, when due, or within any applicable grace period, any payment with respect to any Indebtedness in excess of $1,000,000 due to any third party (other than, with respect to unsecured Indebtedness only, payments contested by the Company and/or such Subsidiary (as the case may be) in good faith by proper proceedings and with respect to which adequate reserves have been set aside for the payment thereof in accordance with GAAP) or is otherwise in breach or violation of any agreement for monies owed or owing in an amount in excess of $1,000,000, which breach or violation permits the other party thereto (and/or any other parties pursuant to such Indebtedness and/or any other Indebtedness, as applicable) to accelerate, in the aggregate, at least $1 million in amounts due thereunder;
(xiii) other than as specifically set forth in another clause of this Section 4(a), the Company or any Subsidiary breaches any representation or warranty in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect), or any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of five (5) consecutive Trading Days;
(xiv) a materially and intentionally false certification (including a materially and intentionally false deemed certification) by the Company as to whether any Event of Default has occurred;
(xv) any breach or failure in any respect by the Company or any Subsidiary to comply with any provision of the covenants in Section 14(a), (b), (c), (d), (e), (f), (g), (m) and (q) of this Note;
(xvi) any material provision of any Transaction Document (including, without limitation, the Security Documents and the Guaranties) shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the parties thereto in accordance with its terms, or the validity or enforceability thereof shall be contested in writing by any party (other than the Holder) thereto, any , or a proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Company or any Subsidiary shall deny in writing that it has any liability or obligation purported to be created under any Transaction Document (including, without limitation, the Security Documents and the Guaranties);
(xvii) any Security Document shall for any reason fail or cease to create a separate valid and perfected Lien (as defined in the Securities Purchase Agreement) on the Collateral (as defined in the Security Documents) in favor of the Collateral Agent (as defined in the Securities Purchase Agreement) or any material provision of any Security Document shall at any time for any reason cease to be valid and binding on or enforceable against the Company or the validity or enforceability thereof shall be contested in writing by any party thereto (other than the Holder), or a proceeding shall be commenced by the Company or any governmental authority having jurisdiction over the Company, seeking to establish the invalidity or unenforceability thereof; or
(xviii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.
(b) Notice of an Event of Default; Redemption Right. Upon the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall within two (2) Business Day (each, an “Event of Default Notice Due Date”) deliver written notice thereof via electronic mail and overnight courier (with next day delivery specified) (each, an “Event of Default Notice”) to the Holder. At any time after the earlier of (x) the Holder’s receipt of an Event of Default Notice and (y) the Holder becoming aware of an Event of Default for which no Event of Default Notice has been previously delivered (such earlier date, each, an “Event of Default Right Commencement Date”) and ending (such ending date, each, an “Event of Default Right Expiration Date”, and each such period, an “Event of Default Redemption Right Period”) on (i) if the Company has delivered an Event of Default Notice to the Holder on or prior to the applicable Event of Default Notice Due Date, the date such Event of Default has been cured or (ii) if the Company has failed to deliver the Event of Default Notice on or prior to the applicable Event of Default Notice Due Date, as applicable, either (x) if the Company has made an Alternate Conversion Election in such applicable Event of Default Notice with respect thereto, the later of (A) the tenth (10th) Trading Day following the date of delivery of such Event of Default Notice to the Holder and (B) the date such Event of Default has been cured or (y) if the Company has not made an Alternate Conversion Election in such applicable Event of Default Notice with respect thereto, the
Ann. N-65

later of (A) the twentieth (20th) Trading Day following the date of delivery of such applicable Event of Default Notice to the Holder and (B) the date such Event of Default has been cured, the Holder may require the Company to redeem (regardless of whether such Event of Default has been cured on or prior to the Event of Default Right Expiration Date) all or any portion of this Note by delivering written notice thereof (each, an “Event of Default Redemption Notice”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (A) the Conversion Amount to be redeemed multiplied by (B) the Redemption Premium and (ii) the product of (X) the Conversion Rate with respect to the Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice multiplied by (Y) the product of (1) the Redemption Premium multiplied by (2) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date immediately preceding such Event of Default and ending on the date the Company makes the entire payment required to be made under this Section 4(b) (each, an “Event of Default Redemption Price”). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 12. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments. Subject to Section 3(d), until the Event of Default Redemption Price is paid in full, the Conversion Amount submitted for redemption under this Section 4(b) may be converted, in whole or in part, by the Holder into Common Stock pursuant to the terms of this Note. In the event of the Company’s redemption of any portion of this Note under this Section 4(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty. Any redemption upon an Event of Default shall not constitute an election of remedies by the Holder, and all other rights and remedies of the Holder shall be preserved.
(c) Mandatory Redemption upon Bankruptcy Event of Default. Notwithstanding anything to the contrary herein, and notwithstanding any conversion that is then required or in process, upon any Bankruptcy Event of Default, whether occurring prior to or following the Maturity Date, the Company shall immediately pay to the Holder an amount in cash representing (i) all outstanding Principal and accrued and unpaid Interest, multiplied by (ii) the Redemption Premium, in addition to any and all other amounts due hereunder, without the requirement for any notice or demand or other action by the Holder or any other person or entity, provided that the Holder may, in its sole discretion, waive such right to receive payment upon a Bankruptcy Event of Default, in whole or in part, and any such waiver shall not affect any other rights of the Holder hereunder, including any other rights in respect of such Bankruptcy Event of Default, any right to conversion, and any right to payment of the Event of Default Redemption Price or any other Redemption Price, as applicable.
5. RIGHTS UPON FUNDAMENTAL TRANSACTION.
(a) Assumption. The Company shall not enter into or be party to a Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts then outstanding and the interest rates of the Notes held by such holder, having similar conversion rights as the Notes and having similar ranking and security to the Notes, and satisfactory to the Holder and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of a Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon
Ann. N-66

conversion or redemption of this Note at any time after the consummation of such Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property (except such items still issuable under Sections 6 and 16, which shall continue to be receivable thereafter)) issuable upon the conversion or redemption of the Notes prior to such Fundamental Transaction, such shares of the publicly traded common stock (or their equivalent) of the Successor Entity (including its Parent Entity) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of this Note), as adjusted in accordance with the provisions of this Note. Notwithstanding the foregoing, the Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 5(a) to permit the Fundamental Transaction without the assumption of this Note. The provisions of this Section 5 shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of this Note.
(b) Notice of a Change of Control; Redemption Right. No sooner than the public announcement of a Change of Control, nor later than ten (10) Trading Days prior to the consummation of a Change of Control (the “Change of Control Date”), the Company shall deliver written notice thereof via electronic mail and overnight courier to the Holder (a “Change of Control Notice”). At any time during the period beginning after the Holder’s receipt of a Change of Control Notice or the Holder becoming aware of a Change of Control if a Change of Control Notice is not delivered to the Holder in accordance with the immediately preceding sentence (as applicable) and ending on fifteen (15) days after the later of (A) the date of consummation of such Change of Control or (B) the date of receipt of such Change of Control Notice or (C) the date of the announcement of such Change of Control, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof (“Change of Control Redemption Notice”) to the Company, which Change of Control Redemption Notice shall indicate the Conversion Amount the Holder is electing to redeem. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greatest of (i) the product of (w) the Change of Control Redemption Premium multiplied by (y) the Conversion Amount being redeemed, (ii) the product of (x) the Change of Control Redemption Premium multiplied by (y) the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient determined by dividing (I) the greatest Closing Sale Price of the shares of Common Stock during the period beginning on the date immediately preceding the earlier to occur of (1) the consummation of the applicable Change of Control and (2) the public announcement of such Change of Control and ending on the date the Holder delivers the Change of Control Redemption Notice by (II) the Conversion Price then in effect and (iii) the product of (y) the Change of Control Redemption Premium multiplied by (z) the product of (A) the Conversion Amount being redeemed multiplied by (B) the quotient of (I) the aggregate cash consideration and the aggregate cash value of any non-cash consideration per share of Common Stock to be paid to the holders of the shares of Common Stock upon consummation of such Change of Control (any such non-cash consideration constituting publicly-traded securities shall be valued at the highest of the Closing Sale Price of such securities as of the Trading Day immediately prior to the consummation of such Change of Control, the Closing Sale Price of such securities on the Trading Day immediately following the public announcement of such proposed Change of Control and the Closing Sale Price of such securities on the Trading Day immediately prior to the public announcement of such proposed Change of Control) divided by (II) the Conversion Price then in effect (the “Change of Control Redemption Price”). Redemptions required by this Section 5 shall be made in accordance with the provisions of Section 12 and shall have priority to payments to stockholders in connection with such Change of Control. To the extent redemptions required by this Section 5(b) are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 5, but subject to Section 3(d), until the Change of Control Redemption Price is paid in full, the Conversion Amount submitted for redemption under this Section 5(b) may be converted, in whole or in part, by the Holder into Common Stock pursuant to Section 3. In the event of the Company’s redemption of any portion of this Note under this Section 5(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 5(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.
Ann. N-67

6. RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS AND OTHER CORPORATE EVENTS.
(a) Purchase Rights. In addition to any adjustments pursuant to Sections 7 or 16 below, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note and assuming for such purpose that the Note was converted at the Alternate Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Purchase Right (and beneficial ownership) to the extent of any such excess) and such Purchase Right to such extent shall be held in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable) for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance (and, if such Purchase Right has an expiration date, maturity date or other similar provision, such term shall be extended by such number of days held in abeyance, if applicable)) to the same extent as if there had been no such limitation); provided that any such period of abeyance shall not exceed ninety (90) Trading Days after the later of (x) the expiration date of such Purchase Right and (y) the Applicable Date (as defined in the Securities Purchase Agreement).
(b) Other Corporate Events. In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder’s option (i) in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Common Stock in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Holder. The provisions of this Section 6 shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note.
7. RIGHTS UPON ISSUANCE OF OTHER SECURITIES.
(a) Adjustment of Conversion Price upon Subdivision or Combination of Common Stock. Without limiting any provision of Section 6 or Section 16, if the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, stock combination, recapitalization or other similar transaction) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. Without limiting any provision of Section 6 or Section 16 if the Company at any time on or after the Subscription Date combines (by any stock split, stock dividend, stock combination, recapitalization or other similar transaction) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased. Any adjustment pursuant to this
Ann. N-68

Section 7(a) shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 7(a) occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such event.
(b) Calculations. All calculations under this Section 7 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.
(c) Voluntary Adjustment by Company. Subject to the rules and regulations of the Principal Market, the Company may at any time during the term of this Note, with the prior written consent of the Required Holders (as defined in the Securities Purchase Agreement), reduce the then current Conversion Price of each of the Notes to any amount and for any period of time deemed appropriate by the board of directors of the Company.
8. ASSET SALE OPTIONAL REDEMPTION
(a) General. At any time from and after the earlier of (x) the date the Holder becomes aware of the occurrence of an Asset Sale (including any insurance and condemnation proceeds thereof) (the “Holder Notice Date”) and (y) the time of consummation of an Asset Sale (other than sales of inventory and product in the ordinary course of business and amounts reinvested in assets to be used or useful in the Company or any of its Subsidiaries’ business within twelve months of the date of consummation of such Asset Sale), in each case only to the extent the gross proceeds of such Asset Sale exceeds $1,000,000 (each, an “Eligible Asset Sale”), the Holder shall have the right, in its sole discretion, to require that the Company redeem (each an “Asset Sale Optional Redemption”) all, or any portion, of the Conversion Amount under this Note not in excess of (together with any Asset Sale Optional Redemption Amount (as defined in the applicable other Notes issued to purchasers pursuant to the Securities Purchase Agreement) the Holder’s Holder Pro Rata Amount of 25% of the gross proceeds (with any non-cash proceeds valued at the fair market value thereof as reasonably determined) of such Eligible Asset Sale (the “Eligible Asset Sale Optional Redemption Amount”) by delivering written notice thereof (an “Asset Sale Optional Redemption Notice”) to the Company. For the avoidance of doubt, no Redemption Premium or other premium or penalty is required to be paid hereunder in connection with an Asset Sale Optional Redemption.
(b) Mechanics. Each Asset Sale Optional Redemption Notice shall indicate that all, or such applicable portion, as set forth in the applicable Asset Sale Optional Redemption Notice, of the Eligible Asset Sale Optional Redemption Amount the Holder is electing to have redeemed (the “Asset Sale Optional Redemption Amount”) and the date of such Asset Sale Optional Redemption (the “Asset Sale Optional Redemption Date”), which shall be the later of (x) the fifth (5th) Business Day after the date of the applicable Asset Sale Optional Redemption Notice and (y) the date of the consummation of such Eligible Asset Sale. The portion of the Conversion Amount of this Note subject to redemption pursuant to this Section 8 shall be redeemed by the Company in cash at a price equal to 100% of the applicable Asset Sale Optional Redemption Amount (the “Asset Sale Optional Redemption Price”). Redemptions required by this Section 8 shall be made in accordance with the provisions of Section 12.
9. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation (as defined in the Securities Purchase Agreement), Bylaws (as defined in the Securities Purchase Agreement) or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, undertake any such action for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note. Without limiting the generality of the foregoing or any other provision of this Note or the other Transaction Documents, the Company (a) shall not increase the par value of any shares of Common Stock receivable upon conversion of this Note above the Conversion Price then in effect, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the conversion of this Note.
10. COMPANY OPTIONAL REDEMPTION
(a) Company Optional Redemption. At any time, the Company shall have the right to redeem all, or any portion, of the Conversion Amount then remaining under this Note (the “Company Optional Redemption
Ann. N-69

Amount”) on the Company Optional Redemption Date (each as defined below) (a “Company Optional Redemption”). The portion of this Note subject to redemption pursuant to this Section 10(a) shall be redeemed by the Company in cash at a price (the “Company Optional Redemption Price”) equal to 115% of the greater of (i) the Conversion Amount being redeemed as of the Company Optional Redemption Date and (ii) the product of (1) the Conversion Rate with respect to the Conversion Amount being redeemed as of the Company Optional Redemption Date multiplied by (2) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date immediately preceding such Company Optional Redemption Notice Date and ending on the Trading Day immediately prior to the date the Company makes the entire payment required to be made under this Section 10(a). The Company may exercise its right to require redemption under this Section 10(a) by delivering a written notice thereof by electronic mail and overnight courier to all, but not less than all, of the holders of Notes (the “Company Optional Redemption Notice” and the date all of the holders of Notes received such notice is referred to as the “Company Optional Redemption Notice Date”). The Company may deliver only one Company Optional Redemption Notice hereunder in any twenty (20) Trading Day period and each such Company Optional Redemption Notice shall be irrevocable. The Company Optional Redemption Notice shall (x) state the date on which the Company Optional Redemption shall occur (the “Company Optional Redemption Date”) which date shall not be less than fifteen (15) Trading Days nor more than twenty-five (25) Trading Days following the Company Optional Redemption Notice Date, and (y) state the aggregate Conversion Amount of the Notes which is being redeemed in such Company Optional Redemption from the Holder and all of the other holders of the Notes pursuant to this Section 10(a) (and analogous provisions under the Other Notes) on the Company Optional Redemption Date. Notwithstanding anything herein to the contrary, at any time prior to the date the Company Optional Redemption Price is paid, in full, the Company Optional Redemption Amount may be converted, in whole or in part, by the Holder into shares of Common Stock pursuant to Section 3. All Conversion Amounts converted by the Holder after the Company Optional Redemption Notice Date shall reduce the Company Optional Redemption Amount of this Note required to be redeemed on the Company Optional Redemption Date. Redemptions made pursuant to this Section 10(a) shall be made in accordance with Section 12. In the event of the Company’s redemption of any portion of this Note under this Section 10(a), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 9 is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty. For the avoidance of doubt, the Company shall have no right to effect a Company Optional Redemption if any Event of Default has occurred and continuing, but any Event of Default shall have no effect upon the Holder’s right to convert this Note in its discretion.
(b) Pro Rata Redemption Requirement. If the Company elects to cause a Company Optional Redemption of this Note pursuant to Section 10(a), then it must simultaneously take the same action with respect to all of the Other Notes.
11. RESERVATION OF AUTHORIZED SHARES.
(a) Reservation. So long as any Notes remain outstanding, the Company shall at all times reserve at least 200% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion, including without limitation, Alternate Conversions, of all of the Notes then outstanding (without regard to any limitations on conversions and assuming such Notes remain outstanding until the Maturity Date) at the Alternate Conversion Price then in effect (the “Required Reserve Amount”). The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the holders of the Notes based on the original principal amount of the Notes held by each holder on the Closing Date or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s Notes, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.
(b) Insufficient Authorized Shares. If, notwithstanding Section 11(a), and not in limitation thereof, at any time while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of shares of Common Stock equal to the Required Reserve Amount (an “Authorized
Ann. N-70

Share Failure”), then the Company shall use its reasonable best efforts to promptly take all action necessary to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal. In the event that the Company is prohibited from issuing shares of Common Stock pursuant to the terms of this Note due to the failure by the Company to have sufficient shares of Common Stock available out of the authorized but unissued shares of Common Stock (such unavailable number of shares of Common Stock, the “Authorized Failure Shares”), in lieu of delivering such Authorized Failure Shares to the Holder, the Company shall pay cash in exchange for the redemption of such portion of the Conversion Amount convertible into such Authorized Failure Shares at a price equal to the sum of (i) the product of (x) such number of Authorized Failure Shares and (y) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date the Holder delivers the applicable Conversion Notice with respect to such Authorized Failure Shares to the Company and ending on the date of such issuance and payment under this Section 11(a); and (ii) to the extent the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of Authorized Failure Shares, any brokerage commissions and other out-of-pocket expenses, if any, of the Holder incurred in connection therewith. Nothing contained in Section 11(a) or this Section 11(b) shall limit any obligations of the Company under any provision of the Securities Purchase Agreement.
12. REDEMPTIONS.
(a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder in cash within five (5) Business Days after the Company’s receipt of the Holder’s Event of Default Redemption Notice in accordance with Section 4(b). If the Holder has submitted a Change of Control Redemption Notice in accordance with Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to the Holder in cash concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five (5) Business Days after the Company’s receipt of such notice otherwise. The Company shall deliver the applicable Company Optional Redemption Price to the Holder in cash on the applicable Company Optional Redemption Date. The Company shall deliver the applicable Asset Sale Optional Redemption Price to the Holder in cash on the applicable Asset Sale Optional Redemption Date. Notwithstanding anything herein to the contrary, in connection with any redemption hereunder at a time the Holder is entitled to receive a cash payment under any of the other Transaction Documents, at the option of the Holder delivered in writing to the Company, the applicable Redemption Price hereunder shall be increased by the amount of such cash payment owed to the Holder under such other Transaction Document and, upon payment in full or conversion in accordance herewith, shall satisfy the Company’s payment obligation under such other Transaction Document. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price has not been paid. Upon the Company’s receipt of such notice, (x) the applicable Redemption Notice shall be null and void with respect to such Conversion Amount, and (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 19(d)), to the Holder, and in each case the principal amount of this Note or such new Note (as the case may be) shall be increased by an amount equal to the difference between (1) the applicable Redemption Price (as the case may be, and as adjusted pursuant to this Section 12, if applicable) minus (2) the Principal portion of the Conversion Amount submitted for redemption.
(b) Redemption by Other Holders. Upon the Company’s receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events
Ann. N-71

or occurrences described in Section 4(b) or Section 5(b) (each, an “Other Redemption Notice”), the Company shall promptly, but no later than one (1) Business Day of its receipt thereof, forward to the Holder by electronic mail a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Business Day period beginning on and including the date which is two (2) Business Days prior to the Company’s receipt of the Holder’s applicable Redemption Notice and ending on and including the date which is two (2) Business Days after the Company’s receipt of the Holder’s applicable Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Business Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Business Day period.
13. VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as required by law (including, without limitation, the Delaware General Corporation Law) and as expressly provided in this Note.
14. COVENANTS. Until all of the Notes have been converted, redeemed or otherwise satisfied in accordance with their terms:
(a) Rank. All payments due under this Note (i) shall rank pari passu with all Other Notes, (ii) junior to Permitted Senior Indebtedness and any Liens securing such Permitted Senior Indebtedness and (iii) shall be senior to all other Indebtedness of the Company and its Subsidiaries.
(b) Incurrence of Indebtedness. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness (other than (i) the Indebtedness evidenced by this Note and the Other Notes and (ii) other Permitted Indebtedness).
(c) Existence of Liens. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, “Liens”) other than Permitted Liens.
(d) Restricted Payments and Investments. The Company shall not, and the Company shall cause each of its Subsidiaries to not, voluntarily directly or indirectly, redeem, defease, repurchase, repay or make any voluntary payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than the Notes and Permitted Senior Indebtedness) whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness or make any Investment, as applicable, if at the time such payment with respect to such Indebtedness and/or Investment, as applicable, is due or is otherwise made or, after giving effect to such payment, (i) an event constituting an Event of Default has occurred and is continuing or (ii) an event that with the passage of time and without being cured would constitute an Event of Default has occurred and is continuing. Absent such events in the foregoing clauses (i) and (ii), such payments with respect to such Indebtedness and/or Investment, as applicable, are permitted, except to the extent prohibited by the terms of any applicable intercreditor agreements, subordination agreements and/or any other similar agreement.
(e) Restriction on Redemption and Cash Dividends. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of its capital stock, except (i) distributions by and between the Company and its Subsidiaries or between Subsidiaries, (ii) with respect to any capital stock of a wholly-owned Subsidiary owned by the Company or another wholly-owned Subsidiary of the Company and (ii) so long as no Event of Default has occurred and is continuing or would result therefrom, redeem or repurchase capital stock of present and former employees, officers, directors or consultants (or their family members or trusts or other entities for the benefit of any of the foregoing) for tax payment purposes or make severance payments to such Persons in connection with the death, disability or termination of employment or consultancy of any such officer, employee, director or consultant, in each case, in the ordinary course of business at no greater than the fair market value of such securities.
(f) Restriction on Transfer of Assets. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, sell, lease, license, assign, transfer, spin-off, split-off, close, convey or
Ann. N-72

otherwise dispose of any assets or rights of the Company or any Subsidiary owned or hereafter acquired whether in a single transaction or a series of related transactions (each, an “Asset Sale”), other than (i) sales, leases, licenses, assignments, transfers, conveyances and other dispositions of such assets or rights by the Company and its Subsidiaries in the ordinary course of business consistent with its past practice including by and between the Company and its Subsidiaries or between Subsidiaries and (ii) sales of inventory and product in the ordinary course of business, (iii) sales, leases, licenses, assignments, transfers, conveyances and other dispositions of assets or rights by the Company and its Subsidiaries, in arms-length transactions with non-affiliates for fair value, the net proceeds of which are used (1) for acquisitions of assets to be used in the Company’ s business, (2) for investments in the Company’s assets or (3) to redeem all, or a portion of, the Notes in accordance with this Agreement, (iv) dispositions of used, damaged, obsolete, worn out or surplus inventory, equipment or product and other assets no longer used or useful in the business (including, the abandonment or disposition of Intellectual Property), in each case, in the ordinary course of business, (v) dispositions of assets or property subject to foreclosure, casualty, eminent domain or condemnation proceedings (including in lieu thereof or any similar proceeding) or similar event of loss, or (vi) licenses, sublicenses, leases or subleases granted to third parties in the ordinary course of business not interfering with the business of the Company and its Subsidiaries in any material respect.
(g) Change in Nature of Business. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, engage in any material line of business substantially different from those lines of business conducted by or publicly contemplated to be conducted by the Company and each of its Subsidiaries on the Subscription Date or any business substantially related, complimentary or incidental thereto.
(h) Preservation of Existence, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary, except as would not reasonably be expected to have a Material Adverse Effect.
(i) Maintenance of Properties, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary or material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder, except as would not reasonably be expected to have a Material Adverse Effect.
(j) Maintenance of Intellectual Property. The Company will, and will cause each of its Subsidiaries to, take commercially reasonable actions to maintain all of the Intellectual Property Rights (as defined in the Securities Purchase Agreement) of the Company and/or any of its Subsidiaries that are necessary to the conduct of its business in full force and effect.
(k) Maintenance of Insurance. The Company shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated.
(l) Transactions with Affiliates. The Company shall not, nor shall it permit any of its Subsidiaries to, enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any Affiliate, except (i) transactions in the ordinary course of business in a manner and to an extent consistent with past practice and necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it or its Subsidiaries than would be obtainable in a comparable arm’s length transaction with a Person that is not an affiliate thereof, (ii) employment, indemnity and severance arrangements between the Company or any of its Subsidiaries and their respective officers and employees, (iii) payment of reasonable compensation to officers and employees for actual services rendered to
Ann. N-73

the Company and its Subsidiaries and for the reimbursement of out-of-pocket expenses actually incurred by such officers and employees in the ordinary course of business, or (iv) payment of reasonable directors’ fees and reimbursement of actual out-of-pocket expenses incurred in connection with attending board of director meetings,
(m) Restricted Issuances. The Company shall not, directly or indirectly, without the prior written consent of the holders of a majority in aggregate principal amount of the Notes then outstanding, (i) issue any Notes (other than as contemplated by the Securities Purchase Agreement and the Notes) or (ii) issue any other securities that would cause a breach or default under the Notes or the Warrants.
(n) New Subsidiaries. Simultaneously with the acquisition or formation of each New Subsidiary (other than an Excluded Subsidiary (as defined in the Security Agreement)), the Company shall cause such New Subsidiary to execute, and deliver to each holder of Notes, all Security Documents (as defined in the Securities Purchase Agreement) and Guaranties (as defined in the Securities Purchase Agreement) as requested by the Collateral Agent or the Required Holders, as applicable. The Company shall also deliver to the Collateral Agent an opinion of counsel to such New Subsidiary that is reasonably satisfactory to the Collateral Agent and the Required Holders covering such legal matters with respect to such New Subsidiary becoming a guarantor of the Company’s obligations, executing and delivering the Security Document and the Guaranties and any other matters that the Collateral Agent or the Required Holders may reasonably request. The Company shall deliver, or cause the applicable Subsidiary to deliver to the Collateral Agent, each of the physical stock certificates of such New Subsidiary, along with undated stock powers for each such certificates, executed in blank (or, if any such shares of capital stock are uncertificated, confirmation and evidence reasonably satisfactory to the Collateral Agent and the Required Holders that the security interest in such uncertificated securities has been transferred to and perfected by the Collateral Agent, in accordance with Sections 8-313, 8-321 and 9-115 of the Uniform Commercial Code or any other similar or local or foreign law that may be applicable).
(o) Change in Collateral; Collateral Records. The Company shall (i) give the Collateral Agent not less than thirty (30) days’ prior written notice (or such other notice the Collateral Agent may accept) of any change in the location of any Collateral (as defined in the Security Documents), other than to locations set forth in the Perfection Certificate (as defined in the Securities Purchase Agreement) hereto or in transit with common carriers or out for repair or in the possession of contract manufacturers and other service providers or in the possession of employees and with respect to which the Collateral Agent has filed financing statements and otherwise fully perfected its Liens thereon, (ii) advise the Collateral Agent promptly, in sufficient detail, of any material adverse change relating to the Lien granted on the Collateral and (iii) execute and deliver, and cause each of its Subsidiaries to execute and deliver, to the Collateral Agent for the benefit of the Holder and holders of the Other Notes from time to time, solely for the Collateral Agent’s convenience in maintaining a record of Collateral, such written statements and schedules as the Collateral Agent or any Holder may reasonably require, designating, identifying or describing the Collateral.
(p) Controlled Accounts.
(i) General. On or prior to the sixtieth (60th) calendar day after the Closing Date, the Company shall establish and maintain cash management services of a type and on terms reasonably satisfactory to Holder at and each bank listed on Schedule 14(p)(i) attached hereto (each a “Controlled Account Bank”) and cause all cash and cash equivalents of the Company or any of its Subsidiaries (other than an Excluded Subsidiary) to be held in Accounts (as defined in the Security Agreement) at one or more Controlled Account Banks in accordance therewith. Subject to the foregoing, the Company shall establish and maintain Controlled Account Agreements with the Collateral Agent (as each such term is defined in the Security Agreement) and each Controlled Account Bank, in form and substance reasonably acceptable to the Collateral Agent and the Required Holders, with respect to each account maintained at such bank on behalf of Company and/or its Subsidiaries (each such account a “Controlled Account” and collectively, the “Controlled Accounts”), including, without limitation, the Operating Accounts (as defined below). Each such Controlled Account Agreement shall provide, among other things, that (A) the Controlled Account Bank will comply with any and all instructions originated by the Collateral Agent directing the disposition of the funds in the Controlled Accounts without further consent by the Company or any such Subsidiaries, (B) the Controlled Account Bank waives, subordinates or agrees not to exercise any rights of setoff or recoupment or any other claim against the applicable Controlled Account other than for payment of its service fees and other charges directly related to the administration of such Controlled Account and
Ann. N-74

for returned checks or other items of payment, and (C) with respect to each Controlled Account (collectively, the “Operating Accounts”), upon the instruction of Collateral Agent (an “Activation Instruction”), the Controlled Account Bank shall not comply with any instructions, directions or orders of any form with respect to the Operating Accounts other than instructions, directions or orders originated by Collateral Agent. The Collateral Agent shall not issue an Activation Instruction with respect to the Operating Accounts unless an Event of Default has occurred and is continuing at the time such Activation Instruction is issued.
(ii) Additional Controlled Account Agreements. If at any time on or after the Closing Date, the average daily balance of any Account of the Company or any of its Subsidiaries that is not subject to a Controlled Account Agreement, in form and substance reasonably satisfactory to the Collateral Agent and the Required Holders, in favor of the Collateral Agent exceeds $250,000 (the “Maximum Per Account Free Cash Amount”) during any calendar month (including the calendar month in which the Closing Date occurs), the Company shall either (x) within twenty-one (21) calendar days following the last day of such calendar month, deliver to the Collateral Agent a Controlled Account Agreement, in form and substance reasonably satisfactory to the Collateral Agent, duly executed by the Company and the depositary bank in which such Account is maintained or (y) within two (2) Business Days following such date, effect a transfer to a Controlled Account of a cash amount sufficient to reduce the amount of the Company’s or the applicable Subsidiary’s cash held in such Account to an amount not in excess of the Maximum Per Account Free Cash Amount.
(iii) Maximum Free Cash Amount. Notwithstanding anything to the contrary contained in Section 14(p)(ii) above, and without limiting any of the foregoing, if at any time on or after the date that is twenty-one (21) calendar days following the Closing Date, the total aggregate amount of the Company’s and any of its Subsidiaries, in the aggregate, cash that is not held in a Controlled Account exceeds $1,000,000 (the “Maximum Free Cash Amount”), the Company shall within two (2) Business Days following such date, effect a transfer to a Controlled Account of a cash amount sufficient to reduce the total aggregate amount of the Company’s and its Subsidiaries’, as applicable, cash that is not held in a Controlled Account to an amount not in excess of the Maximum Free Cash Amount.
(q) Financial Covenants; Announcement of Operating Results.
(i) The Company shall maintain, as of the end of each Fiscal Quarter (and/or Fiscal Year, as applicable) a balance of Available Cash in an aggregate amount equal to or exceed, as applicable: $4 million (the “Financial Test”).
(ii) Operating Results Announcement. Commencing on the Issuance Date, the Company shall publicly disclose and disseminate (such date, the “Announcement Date”), if the Financial Test fails to be satisfied (each such failure, a “Financial Covenant Failure”), a statement to that effect no later than the tenth (10th) day after the end of such Fiscal Quarter or Fiscal Year, as applicable, and such announcement shall include a statement to the effect that a Financial Covenant Failure by the Company exists (or does not exist, as applicable) for such Fiscal Quarter. On the Announcement Date, the Company shall also provide to the Holder a certification, executed on behalf of the Company by the Chief Financial Officer of the Company, certifying that the Company satisfied the Financial Test for such Fiscal Quarter or Fiscal Year, as applicable, if that is the case. If a Financial Covenant Failure by the Company exists for a Fiscal Quarter, on or prior to the Announcement Date, the Company shall provide to the Holders a written certification, executed on behalf of the Company by the Chief Financial Officer of the Company, certifying that a Financial Covenant Failure exists for such Fiscal Quarter or Fiscal Year, as applicable (a “Financial Covenant Event Notice”). Concurrently with the delivery of each Financial Covenant Event Notice to the Holders, the Company shall also make publicly available (as part of a Quarterly Report on Form 10-Q, Annual Report on Form 10-K or on a Current Report on Form 8-K, or otherwise) the Financial Covenant Event Notice and the fact that an Event of Default has occurred under the Notes.
(r) PCAOB Registered Auditor. At all times any Notes remain outstanding, the Company shall have engaged an independent auditor to audit its financial statements that is registered with (and in compliance with the rules and regulations of) the Public Company Accounting Oversight Board.
(s) Stay, Extension and Usury Laws. To the extent that it may lawfully do so, the Company (A) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage
Ann. N-75

of, any stay, extension or usury law (wherever or whenever enacted or in force) that may affect the covenants or the performance of this Note; and (B) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power granted to the Holder by this Note, but will suffer and permit the execution of every such power as though no such law has been enacted.
(t) Taxes. The Company and its Subsidiaries shall pay when due all material state and federal taxes, fees or other charges of any nature whatsoever (together with any related interest or penalties) now or hereafter imposed or assessed against the Company and its Subsidiaries or their respective assets or upon their ownership, possession, use, operation or disposition thereof or upon their rents, receipts or earnings arising therefrom (except where the failure to pay would not, individually or in the aggregate, have a material adverse effect on the Company or any of its Subsidiaries). The Company and its Subsidiaries shall file on or before the due date therefor all personal property tax returns (except where the failure to file would not, individually or in the aggregate, have a material adverse effect on the Company or any of its Subsidiaries). Notwithstanding the foregoing, the Company and its Subsidiaries may contest, in good faith and by appropriate proceedings, taxes for which they maintain adequate reserves therefor in accordance with GAAP.
15. SECURITY. This Note and the Other Notes are secured to the extent and in the manner set forth in the Transaction Documents (including, without limitation, the Security Agreement, the other Security Documents and the Guaranties), but subject to any intercreditor or similar agreement that may be executed and delivered by the Holder or the Collateral Agent with respect to Permitted Senior Indebtedness from time to time.
16. DISTRIBUTION OF ASSETS. In addition to any adjustments pursuant to Sections 6(a) or 7, if the Company shall declare or make any dividend or other distributions of its assets (or rights to acquire its assets) to any or all holders of shares of Common Stock, by way of return of capital or otherwise (including without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (the “Distributions”), then the Holder will be entitled to such Distributions as if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note and assuming for such purpose that the Note was converted at the Alternate Conversion Price as of the applicable record date) immediately prior to the date on which a record is taken for such Distribution or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for such Distributions (provided, however, that to the extent that the Holder’s right to participate in any such Distribution would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Distribution to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Distribution (and beneficial ownership) to the extent of any such excess) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such Distribution (and any Distributions declared or made on such initial Distribution or on any subsequent Distribution held similarly in abeyance) to the same extent as if there had been no such limitation).
17. AMENDING THE TERMS OF THIS NOTE. Except for Section 3(d), which may not be amended, modified or waived without the prior written consent of the Required Holders (as defined in the Securities Purchase Agreement) and the Company shall be required for any amendment, modification or waiver to this Note. Any amendment, modification or waiver so approved shall be binding upon all existing and future holders of this Note and any Other Notes; provided, however, that no such change, waiver or, as applied to any of the Notes held by any particular holder of Notes, shall, without the written consent of that particular holder, (i) disproportionally and adversely affect any rights under the Notes of any holder of Notes; or (ii) modify any of the provisions of, or impair the right of any holder of Notes under, this Section 17.
18. TRANSFER. This Note and any shares of Common Stock issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company, subject only to the provisions of Section 2(g) of the Securities Purchase Agreement.
19. REISSUANCE OF THIS NOTE.
(a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in
Ann. N-76

accordance with Section 19(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less than the entire outstanding Principal is being transferred, a new Note (in accordance with Section 19(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.
(b) Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal.
(c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 19(d) and in principal amounts of at least $1,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.
(d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 19(a) or Section 19(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest on the Principal and Interest of this Note, from the Issuance Date.
20. REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. No failure on the part of the Holder to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by the Holder of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. In addition, the exercise of any right or remedy of the Holder at law or equity or under this Note or any of the documents shall not be deemed to be an election of Holder’s rights or remedies under such documents or at law or equity. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Note (including, without limitation, compliance with Section 7).
21. PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder
Ann. N-77

for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements. The Company expressly acknowledges and agrees that no amounts due under this Note shall be affected, or limited, by the fact that the purchase price paid for this Note was less than the original Principal amount hereof.
22. CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and the initial Holder and shall not be construed against any such Person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Note instead of just the provision in which they are found. Unless expressly indicated otherwise, all section references are to sections of this Note. Terms used in this Note and not otherwise defined herein, but defined in the other Transaction Documents, shall have the meanings ascribed to such terms on the Closing Date in such other Transaction Documents unless otherwise consented to in writing by the Holder.
23. FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. Notwithstanding the foregoing, nothing contained in this Section 23 shall permit any waiver of any provision of Section 3(d).
24. DISPUTE RESOLUTION.
(a) Submission to Dispute Resolution.
(i) In the case of a dispute relating to a Closing Bid Price, a Closing Sale Price, a Conversion Price, an Alternate Conversion Price, a VWAP or a fair market value or the arithmetic calculation of a Conversion Rate, or the applicable Redemption Price (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the Holder (as the case may be) shall submit the dispute to the other party via electronic mail (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by the Holder at any time after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Company are unable to promptly resolve such dispute relating to such Closing Bid Price, such Closing Sale Price, such Conversion Price, such Alternate Conversion Price, such VWAP or such fair market value, or the arithmetic calculation of such Conversion Rate or such applicable Redemption Price (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or the Holder (as the case may be) of such dispute to the Company or the Holder (as the case may be), then the Holder may, at its sole option, select an independent, reputable investment bank to resolve such dispute.
(ii) The Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 24 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which the Holder selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Holder or otherwise requested by such investment bank, neither the Company nor the Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).
Ann. N-78

(iii) The Company and the Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.
(b) Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 24 constitutes an agreement to arbitrate between the Company and the Holder (and constitutes an arbitration agreement) under § 7501, et seq. of the New York Civil Practice Law and Rules (“CPLR”) and that the Holder is authorized to apply for an order to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 24, (ii) the terms of this Note and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Note and any other applicable Transaction Documents, (iii) the Holder (and only the Holder), in its sole discretion, shall have the right to submit any dispute described in this Section 24 to any state or federal court sitting in The City of New York, Borough of Manhattan in lieu of utilizing the procedures set forth in this Section 24 and (iv) nothing in this Section 24 shall limit the Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 24).
25. NOTICES; CURRENCY; PAYMENTS.
(a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company will give written notice to the Holder (i) promptly following any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, or (B) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.
(b) Currency. All dollar amounts referred to in this Note are in United States Dollars (“U.S. Dollars”), and all amounts owing under this Note shall be paid in U.S. Dollars. All amounts denominated in other currencies (if any) shall be converted into the U.S. Dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into U.S. Dollars pursuant to this Note, the U.S. Dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).
(c) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, unless otherwise expressly set forth herein, such payment shall be made in lawful money of the United States of America by a certified check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Buyers, shall initially be as set forth on the Schedule of Buyers attached to the Securities Purchase Agreement), provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder’s wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day.
26. CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.
27. WAIVER OF NOTICE. To the extent permitted by law, the Company hereby irrevocably waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.
Ann. N-79

28. GOVERNING LAW. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Except as otherwise required by Section 24 above, the Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein (i) shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder or (ii) shall limit, or shall be deemed or construed to limit, any provision of Section 24. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.
29. JUDGMENT CURRENCY.
(a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 29 referred to as the “Judgment Currency”) an amount due in U.S. dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the Trading Day immediately preceding:
(i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or
(ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 29(a)(ii) being hereinafter referred to as the “Judgment Conversion Date”).
(b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 29(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.
(c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.
30. SEVERABILITY. If any provision of this Note is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Note so long as this Note as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).
31. MAXIMUM PAYMENTS. Without limiting Section 9(d) of the Securities Purchase Agreement, nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess
Ann. N-80

of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.
32. CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:
(a) “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.
(b) “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
(c) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.
(d) “Alternate Conversion Price” means, with respect to any Alternate Conversion that price which shall be the lowest of (i) the applicable Conversion Price as in effect on the applicable Conversion Date of the applicable Alternate Conversion, and (ii) 85% of the lowest VWAP of the Common Stock during the five (5) consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice (such period, the “Alternate Conversion Measuring Period”). All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock during such Alternate Conversion Measuring Period.
(e) “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issuance Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.
(f) “Available Cash” means, with respect to any date of determination, an amount equal to the aggregate amount of the Cash of the Company and its Subsidiaries (excluding for this purpose cash held in restricted accounts or otherwise unavailable for unrestricted use by the Company or any of its Subsidiaries for any reason) as of such date of determination held in bank accounts of financial banking institutions in the United States of America.
(g) “Bloomberg” means Bloomberg, L.P.
(h) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.
(i) “Cash” of the Company and its Subsidiaries on any date shall be determined from such Persons’ books maintained in accordance with GAAP, and means, without duplication, the cash, cash equivalents and Eligible Marketable Securities accrued by the Company and its wholly owned Subsidiaries on a consolidated basis on such date.
(j) “Change of Control” means any Fundamental Transaction other than (i) to Permitted Holders (other than in connection with the consummation of a “take-private” transaction), (ii) any merger of the Company or any of its, direct or indirect, wholly-owned Subsidiaries with or into any of the foregoing Persons, (iii) any
Ann. N-81

reorganization, recapitalization or reclassification of the shares of Common Stock in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, (iv) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries or (v) the Business Combination (as defined in the Securities Purchase Agreement).
(k) “Change of Control Redemption Premium” means 115%.
(l) “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price (as the case may be) of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 24. All such determinations shall be appropriately adjusted for any stock splits, stock dividends, stock combinations, recapitalizations or other similar transactions during such period.
(m) “Closing Date” shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.
(n) “Common Stock” means (i) the Company’s shares of common stock, $0.0001 par value per share, and (ii) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.
(o) “Controlled Investment Affiliate” means, with respect to any Person, any other Person that (a) directly or indirectly, is in control of, is controlled by, or is under common control with, such Person and (b) is organized by such Person primarily for the purpose of making equity or debt investments in one or more companies. For purposes of this definition, “control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.
(p) “Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock.
(q) “Current Subsidiary” means any Person in which the Company on the Subscription Date, directly or indirectly, (i) owns more than 20% of the outstanding capital stock or holds more than 20% of an equity or similar interest of such Person or (ii) controls or operates all or substantially all of the business, operations or administration of such Person, and all of the foregoing, collectively, “Current Subsidiaries”.
(r) “Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Select Market or the Nasdaq Global Market.
Ann. N-82

(s) “Eligible Marketable Securities” as of any date means marketable securities which would be reflected on a consolidated balance sheet of the Company and its Subsidiaries prepared as of such date in accordance with GAAP, and which are permitted under the Company’s investment policies as in effect on the Issuance Date or approved thereafter by the Company’s Board of Directors.
(t) “Fiscal Quarter” means each of the fiscal quarters adopted by the Company for financial reporting purposes that correspond to the Company’s fiscal year as of the date hereof that ends on December 31.
(u) “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Stock be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding shares of Common Stock, (y) 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of shares of Common Stock such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding shares of Common Stock, (y) at least 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding; or (z) such number of shares of Common Stock such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (v) reorganize, recapitalize or reclassify its Common Stock, (B) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Common Stock, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock not held by all such Subject Entities as of the date of this Note calculated as if any shares of Common Stock held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other stockholders of the Company to surrender their shares of Common Stock without approval of the stockholders of the Company or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.
(v) “GAAP” means United States generally accepted accounting principles, consistently applied.
(w) “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.
Ann. N-83

(x) “Holder Pro Rata Amount” means a fraction (i) the numerator of which is the original Principal amount of this Note on the Closing Date and (ii) the denominator of which is the aggregate original principal amount of all Notes issued to the initial purchasers pursuant to the Securities Purchase Agreement on the Closing Date.
(y) “Indebtedness” shall have the meaning ascribed to such term in the Securities Purchase Agreement.
(z) “Interest Rate” means, as of any date of determination, thirteen (13%) per annum, subject to adjustment from time to time in accordance with Section 2.
(aa) “Investment” means any beneficial ownership (including stock, partnership or limited liability company interests) of or in any Person, or any loan, advance or capital contribution to any Person or the acquisition of all, or substantially all, of the assets of another Person or the purchase of any assets of another Person for greater than the fair market value of such assets.
(bb) “Material Subsidiary” means any Subsidiary other than an Excluded Subsidiary.
(cc) “Maturity Date” shall mean [   ]1; provided, however, the Maturity Date may be extended at the option of the Holder (i) in the event that, and for so long as, an Event of Default shall have occurred and be continuing or any event shall have occurred and be continuing that with the passage of time and the failure to cure would result in an Event of Default or (ii) through the date that is twenty (20) Business Days after the consummation of a Fundamental Transaction in the event that a Fundamental Transaction is publicly announced or a Change of Control Notice is delivered prior to the Maturity Date, provided further that if a Holder elects to convert some or all of this Note pursuant to Section 3 hereof, and the Conversion Amount would be limited pursuant to Section 3(d) hereunder, the Maturity Date shall automatically be extended until such time as such provision shall not limit the conversion of this Note.
(dd) “New Subsidiary” means, as of any date of determination, any Person in which the Company after the Subscription Date, directly or indirectly, (i) owns or acquires any of the outstanding capital stock or holds any equity or similar interest of such Person, (ii) controls or operates all or any part of the business, operations or administration of such Person, and all of the foregoing, collectively or (iii) any Subsidiary that after the date hereof ceases to be an Excluded Subsidiary, “New Subsidiaries”.
(ee) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.
(ff) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.
(gg) “Permitted Holder” means (i) Perceptive Life Sciences Master Fund, Ltd., (ii) RA Capital Healthcare Fund, L.P., (iii) RA Capital Nexus Fund II, L.P., and (iv) Olav Bergheim and any of their respective Controlled Investment Affiliates.
1 Insert forty-five month anniversary of the Issuance Date.
(hh) “Permitted Indebtedness” means (i) Indebtedness evidenced by this Note and the Other Notes, (ii) Indebtedness set forth on Schedule 3(s) to the Securities Purchase Agreement, as in effect as of the Subscription Date, (iii) Indebtedness secured by Permitted Liens or unsecured but as described in clauses (iv) and (v) of the definition of Permitted Liens, (iv) Permitted Subordinated Indebtedness, (v) Permitted Senior Indebtedness, (vi) unsecured Indebtedness to trade creditors incurred in the ordinary course of business, (vii) Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business, (viii) Indebtedness arising under indemnity agreements to title insurers to cause such title insurers to issue title insurance policies; (ix) Indebtedness incurred in the ordinary course of business with respect to surety and appeals bonds, performance bonds and other similar obligations, or (x) Indebtedness incurred in order to finance the payment of insurance premiums in the ordinary course of business.
(ii) “Permitted Liens” means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP,
[1]	Insert forty-five month anniversary of the Issuance Date.
Ann. N-84

(ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen’s liens, mechanics’ liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens (A) upon or in any equipment or real property acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment or real property or Indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment or real property, or (B) existing on such equipment or real property at the time of its acquisition, provided that the Lien is confined solely to the equipment or real property so acquired and improvements thereon, and the proceeds of such equipment or real property, in either case, with respect to Indebtedness in an aggregate amount not to exceed $500,000, (v) Liens incurred in connection with the extension, renewal or refinancing of the Indebtedness secured by Liens of the type described in clause (iv) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase, (vi) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods, and (vii) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section (viii) Liens with respect to the Permitted Senior Indebtedness, (ix) Liens to secure payment of workers’ compensation, employment insurance, old-age pensions, social security and other like obligations incurred in the ordinary course of business, (x) Liens to secure the performance of tenders, statutory obligations, surety, stay, customs and appeals bonds, bids, leases, governmental contract, trade contracts, performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money) or to secure liability to insurance carriers in the ordinary course of business, (xi) Liens securing this Note and the Other Notes, (xii) easements, covenants, conditions, rights of way, servitudes, zoning and other restrictions, minor defects or other irregularities in title, and other similar encumbrances which, either individually or in the aggregate, do not secure Indebtedness, and which do not interfere in any material respect with the ordinary course of business, (xiii) Liens arising from precautionary uniform commercial code financing statements or similar filings under applicable laws filed under any lease not prohibited by this Note, (xiv) licenses (including licenses of Intellectual Property), sublicenses, leases or subleases granted to third parties in the ordinary course of business not prohibited by this Note, (xv) Liens (including the right of set-off) in favor of a bank, intermediary or other depository institution arising as a matter of law encumbering deposits and/or created pursuant to any agreement (including Controlled Account agreements hereunder), or (xvi) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business.
(jj) “Permitted Senior Indebtedness” means any existing and future Indebtedness, the proceeds of which are used to finance equipment, working capital, capital leases, operating leases or for other general corporate purposes, not at any time to exceed $500,000 in the aggregate.
(kk) “Permitted Subordinated Indebtedness” means unsecured Indebtedness (other than Convertible Securities) incurred by the Company that is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note, as reflected in a written agreement reasonably acceptable to the Holder, which does not include any equity or equity-linked features or the issuance or transfer of any securities (including, with limitation, any Options or the right to convert, exchange or otherwise satisfy the payment of such Indebtedness with any equity security of the Company or any of its Subsidiaries) and which Indebtedness does not provide at any time for (1) the payment, prepayment, repayment, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until at least ninety-one (91) days after the Maturity Date and (2) total interest and fees at a rate in excess of 12% per annum.
(ll) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.
(mm) “Principal Market” means the Nasdaq Capital Market.
(nn) “Redemption Notices” means, collectively, the Event of Default Redemption Notices, the Asset Sale Optional Redemption Notices, Company Optional Redemption Notices and the Change of Control Redemption Notices, and each of the foregoing, individually, a “Redemption Notice.”
Ann. N-85

(oo) “Redemption Premium” means 115%.
(pp) “Redemption Prices” means, collectively, Event of Default Redemption Prices, the Change of Control Redemption Prices, the Asset Sale Optional Redemption Prices, Company Optional Redemption Prices and each of the foregoing, individually, a “Redemption Price.”
(qq) “Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of the Closing Date, by and among the Company and the initial holders of the Notes relating to, among other things, the registration of the resale of the Common Stock issuable upon conversion of the Notes or otherwise pursuant to the terms of the Notes and exercise of the Warrants, as may be amended from time to time.
(rr) “SEC” means the United States Securities and Exchange Commission or the successor thereto.
(ss) “Securities Purchase Agreement” means that certain securities purchase agreement, dated as of the Subscription Date, by and among the Company and the initial holders of the Notes pursuant to which the Company issued the Notes, as may be amended from time to time.
(tt) “Security Agreement” shall have the meaning as set forth in the Securities Purchase Agreement.
(uu) “Subscription Date” means February [ ], 2024.
(vv) “Subsidiaries” means, as of any date of determination, collectively, all Current Subsidiaries and all New Subsidiaries, and each of the foregoing, individually, a “Subsidiary.”
(ww) “Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.
(xx) “Successor Entity” means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.
(yy) “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Common Stock, any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price determinations relating to the Common Stock, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.
(zz) “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 24. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.
Ann. N-86

(aaa) “Warrants” has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.
33. DISCLOSURE. Upon delivery by the Company to the Holder (or receipt by the Company from the Holder) of any notice in accordance with the terms of this Note, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries, the Company shall on or prior to 9:00 am, New York city time on the Business Day immediately following such notice delivery date, publicly disclose such material, non-public information on a Current Report on Form 8-K or otherwise. In the event that the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company so shall indicate to the Holder explicitly in writing in such notice (or immediately upon receipt of notice from the Holder, as applicable), and in the absence of any such written indication in such notice (or notification from the Company immediately upon receipt of notice from the Holder), the Holder shall be entitled to presume that information contained in the notice does not constitute material, non-public information relating to the Company or any of its Subsidiaries. Nothing contained in this Section shall limit any obligations of the Company, or any rights of the Holder, under Section 4(i) of the Securities Purchase Agreement.
34. ABSENCE OF TRADING AND DISCLOSURE RESTRICTIONS. The Company acknowledges and agrees that the Holder is not a fiduciary or agent of the Company and that the Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of the Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that the Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.
[signature page follows]
Ann. N-87

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date set out above.
AJA HOLDCO, INC.

By:
Name:
Title:
Senior Secured Convertible Note - Signature Page
Ann. N-88

EXHIBIT I
AJA HOLDCO, INC.
CONVERSION NOTICE
Reference is made to the Senior Secured Convertible Note (the “Note”) issued to the undersigned by Aja Holdco, Inc., a Delaware corporation (the “Company”). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into shares of Common Stock, $0.001 par value per share (the “Common Stock”), of the Company, as of the date specified below. Capitalized terms not defined herein shall have the meaning as set forth in the Note.
Date of Conversion:
Aggregate Principal to be converted:

Aggregate accrued and unpaid Interest with respect to such portion of the Aggregate Principal and such Aggregate Interest to be converted:

AGGREGATE CONVERSION AMOUNT TO BE CONVERTED:
Please confirm the following information:
Conversion Price:
Number of shares of Common Stock to be issued:
 ☐ If this Conversion Notice is being delivered with respect to an Alternate Conversion, check here if Holder is electing to use the following Alternate Conversion Price:____________
Please issue the Common Stock into which the Note is being converted to Holder, or for its benefit, as follows:
☐ Check here if requesting delivery as a certificate to the following name and to the following address:

Issue to:

☐ Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:

DTC Participant:
DTC Number:
Account Number:
Date: _____________ __,
Name of Registered Holder
____________________
By:
Name:
Title:
Tax ID:
E-mail Address:
Ann. N-89

Exhibit II
ACKNOWLEDGMENT
The Company hereby (a) acknowledges this Conversion Notice, (b) certifies that the above indicated number of shares of Common Stock [are][are not] eligible to be resold by the Holder either (i) pursuant to Rule 144 (subject to the Holder’s execution and delivery to the Company of a customary 144 representation letter) or (ii) an effective and available registration statement and (c) hereby directs _________________ to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated _____________, 20__ from the Company and acknowledged and agreed to by ________________________.
AJA HOLDCO, INC.

By:
Name:
Title:
Ann. N-90

Annex O
Form of Convert Warrant Agreement
[FORM OF WARRANT]
NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. THE NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION OF THIS WARRANT.
Aja Holdco, Inc.

Warrant To Purchase Common Stock
Warrant No.:
Date of Issuance: [      ], 2024 (“Issuance Date”)
Aja Holdco, Inc., a Delaware corporation (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [BUYER], the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon exercise of this Warrant to Purchase Common Stock (including any Warrants to Purchase Common Stock issued in exchange, transfer or replacement hereof, the “Warrant”), at any time or times on or after the Issuance Date, but not after 11:59 p.m., New York time, on the Expiration Date (as defined below),      1 (subject to adjustment as provided herein) fully paid and non-assessable shares of Common Stock (as defined below) (the “Warrant Shares”, and such number of Warrant Shares, the “Warrant Number”). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 19. This Warrant is one of the Warrants to Purchase Common Stock (the “SPA Warrants”) issued pursuant to Section 1 of that certain Securities Purchase Agreement, dated as of [      ], 2024 (the “Subscription Date”), by and among the Company and the investors (the “Buyers”) referred to therein, as amended from time to time (the “Securities Purchase Agreement”).
1. EXERCISE OF WARRANT.
(a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date (an “Exercise Date”), in whole or in part, by delivery (whether via electronic mail or otherwise) of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant. Within one (1) Trading Day following an exercise of this Warrant as aforesaid, the Holder shall deliver payment to the Company of an amount equal to the Exercise Price in effect on the date of such exercise multiplied by the number of Warrant Shares as to which this Warrant was so exercised (the “Aggregate Exercise Price”) in cash or via wire transfer of immediately available funds if the Holder did not notify the Company in such Exercise Notice that such exercise was made pursuant to a Cashless Exercise (as defined in Section 1(d)). The Holder shall not be required to deliver the original of this Warrant in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original of this Warrant and issuance of a new
[1]	75% Warrant coverage
Ann. O-1

Warrant evidencing the right to purchase the remaining number of Warrant Shares. Execution and delivery of an Exercise Notice for all of the then-remaining Warrant Shares shall have the same effect as cancellation of the original of this Warrant after delivery of the Warrant Shares in accordance with the terms hereof. On or before the first (1st) Trading Day following the date on which the Company has received an Exercise Notice, the Company shall transmit by facsimile or electronic mail an acknowledgment of confirmation of receipt of such Exercise Notice, in the form attached hereto as Exhibit B, to the Holder and the Company’s transfer agent (the “Transfer Agent”), which confirmation shall constitute an instruction to the Transfer Agent to process such Exercise Notice in accordance with the terms herein. On or before the second (2nd) Trading Day following the date on which the Company has received such Exercise Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade of such Warrant Shares initiated on the applicable Exercise Date), the Company shall (X) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of shares of Common Stock to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (Y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program (“FAST”), upon the request of the Holder, issue and deliver (via reputable overnight courier) to the address as specified in the Exercise Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled pursuant to such exercise. Upon delivery of an Exercise Notice, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the date of delivery of the certificates evidencing such Warrant Shares (as the case may be). If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise and upon surrender of this Warrant to the Company by the Holder, then, at the request of the Holder, the Company shall as soon as practicable and in no event later than two (2) Business Days after any exercise and at its own expense, issue and deliver to the Holder (or its designee) a new Warrant (in accordance with Section 7(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional shares of Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Common Stock to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all transfer, stamp, issuance and similar taxes, costs and expenses (including, without limitation, fees and expenses of the Transfer Agent) that may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant. Notwithstanding the foregoing, except in the case where an exercise of this Warrant is validly made pursuant to a Cashless Exercise, the Company’s failure to deliver Warrant Shares to the Holder on or prior to the later of (i) two (2) Trading Days after receipt of the applicable Exercise Notice (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade of such Warrant Shares initiated on the applicable Exercise Date) and (ii) one (1) Trading Day after the Company’s receipt of the Aggregate Exercise Price (or valid notice of a Cashless Exercise) (such later date, the “Share Delivery Date”) shall not be deemed to be a breach of this Warrant. Notwithstanding anything to the contrary contained in this Warrant or the Registration Rights Agreement, after the effective date of the Registration Statement (as defined in the Registration Rights Agreement) and prior to the Holder’s receipt of the notice of a Grace Period (as defined in the Registration Rights Agreement), the Company shall cause the Transfer Agent to deliver unlegended shares of Common Stock to the Holder (or its designee) in connection with any sale of Registrable Securities (as defined in the Registration Rights Agreement) with respect to which the Holder has entered into a contract for sale, and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, and for which the Holder has not yet settled. From the Issuance Date through and including the Expiration Date, the Company shall maintain a transfer agent that participates in FAST.
(b) Exercise Price. For purposes of this Warrant, “Exercise Price” means $24.00, subject to adjustment as provided herein.
(c) Company’s Failure to Timely Deliver Securities. If the Company shall fail, for any reason or for no reason, on or prior to the Share Delivery Date, either (I) if the Transfer Agent is not participating in FAST, to issue and deliver to the Holder (or its designee) a certificate for the number of Warrant Shares to which the
Ann. O-2

Holder is entitled and register such Warrant Shares on the Company’s share register or, if the Transfer Agent is participating in FAST, to credit the balance account of the Holder or the Holder’s designee with DTC for such number of Warrant Shares to which the Holder is entitled upon the Holder’s exercise of this Warrant (as the case may be) or (II) if a Registration Statement covering the resale of the Warrant Shares that are the subject of the Exercise Notice (the “Unavailable Warrant Shares”) is not available for the resale of such Unavailable Warrant Shares and the Company fails to promptly, but in no event later than as required pursuant to the Registration Rights Agreement (x) so notify the Holder and (y) deliver the Warrant Shares electronically without any restrictive legend by crediting such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system (the event described in the immediately foregoing clause (II) is hereinafter referred as a “Notice Failure” and together with the event described in clause (I) above, a “Delivery Failure”), then, in addition to all other remedies available to the Holder, (X) the Company shall pay in cash to the Holder on each day after the Share Delivery Date and during such Delivery Failure an amount equal to 1% of the product of (A) the sum of the number of shares of Common Stock not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, multiplied by (B) any trading price of the Common Stock selected by the Holder in writing as in effect at any time during the period beginning on the applicable Exercise Date and ending on the applicable Share Delivery Date, and (Y) the Holder, upon written notice to the Company, may void its Exercise Notice with respect to, and retain or have returned, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the voiding of an Exercise Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise. In addition to the foregoing, if on or prior to the Share Delivery Date either (I) the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, the Company shall fail to issue and deliver to the Holder (or its designee) a certificate and register such shares of Common Stock on the Company’s share register or, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, the Transfer Agent shall fail to credit the balance account of the Holder or the Holder’s designee with DTC for the number of shares of Common Stock to which the Holder is entitled upon the Holder’s exercise hereunder or pursuant to the Company’s obligation pursuant to clause (ii) below or (II) a Notice Failure occurs, and if on or after such Share Delivery Date the Holder acquires (in an open market transaction, stock loan or otherwise) shares of Common Stock corresponding to all or any portion of the number of shares of Common Stock issuable upon such exercise that the Holder is entitled to receive from the Company and has not received from the Company in connection with such Delivery Failure or Notice Failure, as applicable (a “Buy-In”), then, in addition to all other remedies available to the Holder, the Company shall, within two (2) Business Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, stock loan costs and other out-of-pocket expenses, if any) for the shares of Common Stock so acquired (including, without limitation, by any other Person in respect, or on behalf, of the Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such certificate (and to issue such shares of Common Stock) or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Warrant Shares to which the Holder is entitled upon the Holder’s exercise hereunder (as the case may be) (and to issue such Warrant Shares) shall terminate, or (ii) promptly honor its obligation to so issue and deliver to the Holder a certificate or certificates representing such Warrant Shares or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Warrant Shares to which the Holder is entitled upon the Holder’s exercise hereunder (as the case may be) and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of Warrant Shares multiplied by (B) the lowest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date of the applicable Exercise Notice and ending on the date of such issuance and payment under this clause (ii) (the “Buy-In Payment Amount”). Nothing shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock (or to electronically deliver such shares of Common Stock) upon the exercise of this Warrant as required pursuant to the terms hereof. While this Warrant is outstanding, the Company shall cause its transfer agent to participate in FAST. In addition to the foregoing rights, (i) if the Company fails to deliver the applicable number of Warrant Shares upon an exercise pursuant to Section 1 by the applicable Share Delivery Date, then the Holder shall have the right to rescind such exercise in whole or in part and retain and/or have the Company return, as the case may be, any
Ann. O-3

portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the rescission of an exercise shall not affect the Company’s obligation to make any payments that have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise, and (ii) if a registration statement covering the issuance or resale of the Warrant Shares that are subject to an Exercise Notice is not available for the issuance or resale, as applicable, of such Warrant Shares and the Holder has submitted an Exercise Notice prior to receiving notice of the non-availability of such registration statement and the Company has not already delivered the Warrant Shares underlying such Exercise Notice electronically without any restrictive legend by crediting such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit / Withdrawal At Custodian system, the Holder shall have the option, by delivery of notice to the Company, to (x) rescind such Exercise Notice in whole or in part and retain or have returned, as the case may be, any portion of this Warrant that has not been exercised pursuant to such Exercise Notice; provided that the rescission of an Exercise Notice shall not affect the Company’s obligation to make any payments that have accrued prior to the date of such notice pursuant to this Section 1(c) or otherwise, and/or (y) switch some or all of such Exercise Notice from a cash exercise to a Cashless Exercise.
(d) Cashless Exercise. Notwithstanding anything contained herein to the contrary (other than Section 1(f) below), if, at any time of exercise hereof following the one-year anniversary of the Form 10 Disclosure Filing Date, a Registration Statement (as defined in the Registration Rights Agreement) is not effective (or the prospectus contained therein is not available for use) for the resale by the Holder of all of the Warrant Shares, then the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of Warrant Shares determined according to the following formula (a “Cashless Exercise”):
Net Number =	(A x B) - (A x C)
B
For purposes of the foregoing formula:
A = the total number of shares with respect to which this Warrant is then being exercised.
B = as elected by the Holder: (i) the VWAP of the shares of Common Stock on the Trading Day immediately preceding the date of the applicable Exercise Notice if such Exercise Notice is (1) both executed and delivered pursuant to Section 1(a) hereof on a day that is not a Trading Day or (2) both executed and delivered pursuant to Section 1(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b)(64) of Regulation NMS promulgated under the federal securities laws) on such Trading Day, (ii) at the option of the Holder, either (y) the VWAP on the Trading Day immediately preceding the date of the applicable Exercise Notice or (z) the Bid Price of the shares of Common Stock as of the time of the Holder’s execution of the applicable Exercise Notice if such Exercise Notice is executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter pursuant to Section 1(a) hereof, or (iii) the Closing Sale Price of the Common Stock on the date of the applicable Exercise Notice if the date of such Exercise Notice is a Trading Day and such Exercise Notice is both executed and delivered pursuant to Section 1(a) hereof after the close of “regular trading hours” on such Trading Day.
C = the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.
If the Warrant Shares are issued in a Cashless Exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the 1933 Act, the Warrant Shares take on the registered characteristics of the Warrants being exercised. For purposes of Rule 144(d) promulgated under the 1933 Act, as in effect on the Subscription Date, it is intended that the Warrant Shares issued in a Cashless Exercise shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the date this Warrant was originally issued pursuant to the Securities Purchase Agreement.
(e) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the number of Warrant Shares to be issued pursuant to the terms hereof, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 15.
Ann. O-4

(f) Limitations on Exercises. The Company shall not effect the exercise of any portion of this Warrant, and the Holder shall not have the right to exercise any portion of this Warrant, pursuant to the terms and conditions of this Warrant and any such exercise shall be null and void and treated as if never made, to the extent that after giving effect to such exercise, the Holder together with the other Attribution Parties collectively would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by the Holder and the other Attribution Parties shall include the number of shares of Common Stock held by the Holder and all other Attribution Parties plus the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude shares of Common Stock which would be issuable upon (A) exercise of the remaining, unexercised portion of this Warrant beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred stock or warrants, including other SPA Warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 1(f). For purposes of this Section 1(f), beneficial ownership shall be calculated in accordance with Section 13(d) of the 1934 Act. For purposes of determining the number of outstanding shares of Common Stock the Holder may acquire upon the exercise of this Warrant without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of shares of Common Stock outstanding (the “Reported Outstanding Share Number”). If the Company receives an Exercise Notice from the Holder at a time when the actual number of outstanding shares of Common Stock is less than the Reported Outstanding Share Number, the Company shall (i) notify the Holder in writing of the number of shares of Common Stock then outstanding and, to the extent that such Exercise Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Section 1(f), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Warrant Shares to be acquired pursuant to such Exercise Notice (the number of shares by which such purchase is reduced, the “Reduction Shares”) and (ii) as soon as reasonably practicable, the Company shall return to the Holder any exercise price paid by the Holder for the Reduction Shares. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of shares of Common Stock to the Holder upon exercise of this Warrant results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding shares of Common Stock (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which the Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. As soon as reasonably practicable after the issuance of the Excess Shares has been deemed null and void, the Company shall return to the Holder the exercise price paid by the Holder for the Excess Shares. Upon delivery of a written notice to the Company, the Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties and not to any other holder of SPA Warrants that is not an Attribution Party of the Holder. For purposes of clarity, the shares of Common Stock issuable pursuant to the terms of this Warrant in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to exercise this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the
Ann. O-5

terms of this Section 1(f) to the extent necessary to correct this paragraph or any portion of this paragraph which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 1(f) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Warrant.
(g) Reservation of Shares.
(i) Required Reserve Amount. So long as this Warrant remains outstanding, the Company shall at all times keep reserved for issuance under this Warrant a number of shares of Common Stock at least equal to 100% of the maximum number of shares of Common Stock as shall be necessary to satisfy the Company’s obligation to issue shares of Common Stock under the SPA Warrants then outstanding (without regard to any limitations on exercise) (the “Required Reserve Amount”); provided that at no time shall the number of shares of Common Stock reserved pursuant to this Section 1(g)(i) be reduced other than proportionally in connection with any exercise or redemption of SPA Warrants or such other event covered by Section 2(a) below. The Required Reserve Amount (including, without limitation, each increase in the number of shares so reserved) shall be allocated pro rata among the holders of the SPA Warrants based on number of shares of Common Stock issuable upon exercise of SPA Warrants held by each holder on the Closing Date (without regard to any limitations on exercise) or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s SPA Warrants, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold any SPA Warrants shall be allocated to the remaining holders of SPA Warrants, pro rata based on the number of shares of Common Stock issuable upon exercise of the SPA Warrants then held by such holders (without regard to any limitations on exercise).
(ii) Insufficient Authorized Shares. If, notwithstanding Section 1(g)(i) above, and not in limitation thereof, at any time while any of the SPA Warrants remain outstanding, the Company does not have a sufficient number of authorized and unreserved shares of Common Stock to satisfy its obligation to reserve the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the Company’s authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for all the SPA Warrants then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its best efforts to solicit its stockholders’ approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the stockholders that they approve such proposal. Notwithstanding the foregoing, if any such time of an Authorized Share Failure, the Company is able to obtain the written consent of a majority of the shares of its issued and outstanding shares of Common Stock to approve the increase in the number of authorized shares of Common Stock, the Company may satisfy this obligation by obtaining such consent and submitting for filing with the SEC an Information Statement on Schedule 14C. In the event that the Company is prohibited from issuing shares of Common Stock upon an exercise of this Warrant due to the failure by the Company to have sufficient shares of Common Stock available out of the authorized but unissued shares of Common Stock (such unavailable number of shares of Common Stock, the “Authorization Failure Shares”), in lieu of delivering such Authorization Failure Shares to the Holder, the Company shall pay cash in exchange for the cancellation of such portion of this Warrant exercisable into such Authorization Failure Shares at a price equal to the sum of (i) the product of (x) such number of Authorization Failure Shares and (y) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date the Holder delivers the applicable Exercise Notice with respect to such Authorization Failure Shares to the Company and ending on the date of such issuance and payment under this Section 1(g); and (ii) to the extent the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of
Ann. O-6

Authorization Failure Shares, any Buy-In Payment Amount, brokerage commissions and other out-of-pocket expenses, if any, of the Holder incurred in connection therewith. Nothing contained in this Section 1(g) shall limit any obligations of the Company under any provision of the Securities Purchase Agreement.
2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 2.
(a) Stock Dividends and Splits. Without limiting any provision of Section 3 or Section 4, if the Company, at any time on or after the Subscription Date, (i) pays a stock dividend on one or more classes of its then outstanding shares of Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its then outstanding shares of Common Stock into a larger number of shares or (iii) combines (by combination, reverse stock split or otherwise) one or more classes of its then outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this paragraph occurs during the period that an Exercise Price is calculated hereunder, then the calculation of such Exercise Price shall be adjusted appropriately to reflect such event.
(b) Extraordinary Dividends. If the Company, at any time while this Warrant is outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of the shares of Common Stock on account of such Common Stock (or other shares of the Company’s capital stock into which this Warrant is convertible), other than (a) as described in subsection 2(a) above, or (b) Ordinary Cash Dividends (as defined below) (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Exercise Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the board of directors of the Company, in good faith) of any securities or other assets paid on each share of Common Stock in respect of such Extraordinary Dividend. For purposes of this subsection 2(b), “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 2 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of shares of Common Stock issuable on exercise of this Warrant) does not exceed $0.50.
(c) Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to this Section 2(a) or Section 2(b), the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment (without regard to any limitations on exercise contained herein).
(d) Calculations. All calculations under this Section 2 shall be made by rounding to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issuance or sale of Common Stock.
(e) Voluntary Adjustment By Company. Subject to the rules and regulations of the Principal Market, the Company may at any time during the term of this Warrant, with the prior written consent of the Required Holders (as defined in the Securities Purchase Agreement), reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.
3. [RESERVED].
Ann. O-7

4. PURCHASE RIGHTS; FUNDAMENTAL TRANSACTIONS.
(a) Purchase Rights. In addition to any adjustments pursuant to Section 2 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant (without regard to any limitations or restrictions on exercise of this Warrant, including without limitation, the Maximum Percentage) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issuance or sale of such Purchase Rights (provided, however, that to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to the extent of the Maximum Percentage (and shall not be entitled to beneficial ownership of such shares of Common Stock as a result of such Purchase Right (and beneficial ownership) to the extent of any such excess) and such Purchase Right to such extent shall be held in abeyance for the benefit of the Holder until such time or times, if ever, as its right thereto would not result in the Holder and the other Attribution Parties exceeding the Maximum Percentage, at which time or times the Holder shall be granted such right (and any Purchase Right granted, issued or sold on such initial Purchase Right or on any subsequent Purchase Right held similarly in abeyance) to the same extent as if there had been no such limitation).
(b) Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless (i)  the Successor Entity assumes in writing all of the obligations of the Company under this Warrant and the other Transaction Documents (as defined in the Securities Purchase Agreement) in accordance with the provisions of this Section 4(b) pursuant to written agreements in form and substance satisfactory to the Holder and approved by the Holder prior to such Fundamental Transaction, including agreements to deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant, including, without limitation, which is exercisable for a corresponding number of shares of capital stock equivalent to the shares of Common Stock acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the shares of Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such adjustments to the number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction) and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the consummation of each Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of the applicable Fundamental Transaction, the provisions of this Warrant and the other Transaction Documents referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Warrant and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of each Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property (except such items still issuable under Section 4(a) above, which shall continue to be receivable thereafter)) issuable upon the exercise of this Warrant prior to the applicable Fundamental Transaction, such shares of publicly traded common stock (or its equivalent) of the Successor Entity (including its Parent Entity) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant), as adjusted in accordance with the provisions of this Warrant. Notwithstanding the foregoing, and without limiting Section 1(f) hereof, the Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 4(b) to permit the Fundamental Transaction without the assumption of this Warrant. In addition to and not in substitution for any other rights hereunder, prior to the consummation of each Fundamental Transaction pursuant to which holders of shares of Common Stock are
Ann. O-8

entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a “Corporate Event”), the Company shall make appropriate provision to insure that the Holder will thereafter have the right to receive upon an exercise of this Warrant at any time after the consummation of the applicable Fundamental Transaction but prior to the Expiration Date, in lieu of the shares of the Common Stock (or other securities, cash, assets or other property (except such items still issuable under Section 4(a) above, which shall continue to be receivable thereafter)) issuable upon the exercise of the Warrant prior to such Fundamental Transaction, such shares of stock, securities, cash, assets or any other property whatsoever (including warrants or other purchase or subscription rights) which the Holder would have been entitled to receive upon the happening of the applicable Fundamental Transaction had this Warrant been exercised immediately prior to the applicable Fundamental Transaction (without regard to any limitations on the exercise of this Warrant). Provision made pursuant to the preceding sentence shall be in a form and substance reasonably satisfactory to the Holder.
(c) Application. The provisions of this Section  shall apply similarly and equally to successive Fundamental Transactions and Corporate Events and shall be applied as if this Warrant (and any such subsequent warrants) were fully exercisable and without regard to any limitations on the exercise of this Warrant (provided that the Holder shall continue to be entitled to the benefit of the Maximum Percentage, applied however with respect to shares of capital stock registered under the 1934 Act and thereafter receivable upon exercise of this Warrant (or any such other warrant)).
5. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation (as defined in the Securities Purchase Agreement), Bylaws (as defined in the Securities Purchase Agreement) or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issuance or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (a) shall not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (b) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the exercise of this Warrant. Notwithstanding anything herein to the contrary, if after the sixty (60) calendar day anniversary of the Issuance Date, the Holder is not permitted to exercise this Warrant in full for any reason (other than pursuant to restrictions set forth in Section 1(f) hereof), the Company shall use its best efforts to promptly remedy such failure, including, without limitation, obtaining such consents or approvals as necessary to permit such exercise into shares of Common Stock.
6. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, the Holder, solely in its capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in its capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which it is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 6, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.
7. REISSUANCE OF WARRANTS.
(a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 7(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 7(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.
Ann. O-9

(b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 7(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.
(c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 7(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, no warrants for fractional shares of Common Stock shall be given.
(d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 7(a) or Section 7(c), the Warrant Shares designated by the Holder which, when added to the number of shares of Common Stock underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.
8. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant (other than the issuance of shares of Common Stock upon exercise in accordance with the terms hereof), including in reasonable detail a description of such action and the reason therefor. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon each adjustment of the Exercise Price and the number of Warrant Shares, setting forth in reasonable detail, and certifying, the calculation of such adjustment(s), (ii) at least fifteen (15) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the shares of Common Stock, or (B) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder, and (iii) at least ten (10) Trading Days prior to the consummation of any Fundamental Transaction. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of its Subsidiaries, the Company shall simultaneously file such notice with the SEC (as defined in the Securities Purchase Agreement) pursuant to a Current Report on Form 8-K. If the Company or any of its Subsidiaries provides material non-public information to the Holder that is not simultaneously filed in a Current Report on Form 8-K and the Holder has not agreed to receive such material non-public information, the Company hereby covenants and agrees that the Holder shall not have any duty of confidentiality to the Company, any of its Subsidiaries or any of their respective officers, directors, employees, affiliates or agents with respect to, or a duty to any of the foregoing not to trade on the basis of, such material non-public information. It is expressly understood and agreed that the time of execution specified by the Holder in each Exercise Notice shall be definitive and may not be disputed or challenged by the Company.
9. DISCLOSURE. Upon delivery by the Company to the Holder (or receipt by the Company from the Holder) of any notice in accordance with the terms of this Warrant, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries, the Company shall on or prior to 9:00 am, New York city time on the Business Day immediately following such notice delivery date, publicly disclose such material, non-public information on a Current Report on Form 8-K or otherwise. In the event that the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company so shall indicate to the Holder explicitly in writing in such notice (or immediately upon receipt of notice from the Holder, as applicable), and in the absence of any such written indication in such notice (or notification from the Company immediately upon receipt of notice
Ann. O-10

from the Holder), the Holder shall be entitled to presume that information contained in the notice does not constitute material, non-public information relating to the Company or any of its Subsidiaries. Nothing contained in this Section 9 shall limit any obligations of the Company, or any rights of the Holder, under Section 4(i) of the Securities Purchase Agreement.
10. ABSENCE OF TRADING AND DISCLOSURE RESTRICTIONS. The Company acknowledges and agrees that the Holder is not a fiduciary or agent of the Company and that the Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of the Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that the Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.
11. AMENDMENT AND WAIVER. Except for Section 1(f) of this Warrant, which may not be amended, modified or waived, this Warrant may only be amended or modified by written instrument executed by both the Company and the Holder. Any amendment or modification or so approved shall be binding upon all existing and future holders of this Warrant.
12. SEVERABILITY. If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).
13. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to the Company at the address set forth in Section 9(f) of the Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS WARRANT OR ANY TRANSACTION CONTEMPLATED HEREBY.
14. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any Person as the drafter hereof. The headings of this Warrant are for
Ann. O-11

convenience of reference and shall not form part of, or affect the interpretation of, this Warrant. Terms used in this Warrant but defined in the other Transaction Documents shall have the meanings ascribed to such terms on the Closing Date (as defined in the Securities Purchase Agreement) in such other Transaction Documents unless otherwise consented to in writing by the Holder.
15. DISPUTE RESOLUTION.
(a) Submission to Dispute Resolution.
(i) In the case of a dispute relating to the Exercise Price, the Closing Sale Price, the Bid Price or fair market value or the arithmetic calculation of the number of Warrant Shares (as the case may be) (including, without limitation, a dispute relating to the determination of any of the foregoing), the Company or the Holder (as the case may be) shall submit the dispute to the other party via electronic mail (A) if by the Company, within two (2) Business Days after the occurrence of the circumstances giving rise to such dispute or (B) if by the Holder, at any time after the Holder learned of the circumstances giving rise to such dispute. If the Holder and the Company are unable to promptly resolve such dispute relating to such Exercise Price, such Closing Sale Price, such Bid Price or such fair market value or such arithmetic calculation of the number of Warrant Shares (as the case may be), at any time after the second (2nd) Business Day following such initial notice by the Company or the Holder (as the case may be) of such dispute to the Company or the Holder (as the case may be), then the Holder may, at its sole option, select an independent, reputable investment bank to resolve such dispute.
(ii) The Holder and the Company shall each deliver to such investment bank (A) a copy of the initial dispute submission so delivered in accordance with the first sentence of this Section 15 and (B) written documentation supporting its position with respect to such dispute, in each case, no later than 5:00 p.m. (New York time) by the fifth (5th) Business Day immediately following the date on which the Holder selected such investment bank (the “Dispute Submission Deadline”) (the documents referred to in the immediately preceding clauses (A) and (B) are collectively referred to herein as the “Required Dispute Documentation”) (it being understood and agreed that if either the Holder or the Company fails to so deliver all of the Required Dispute Documentation by the Dispute Submission Deadline, then the party who fails to so submit all of the Required Dispute Documentation shall no longer be entitled to (and hereby waives its right to) deliver or submit any written documentation or other support to such investment bank with respect to such dispute and such investment bank shall resolve such dispute based solely on the Required Dispute Documentation that was delivered to such investment bank prior to the Dispute Submission Deadline). Unless otherwise agreed to in writing by both the Company and the Holder or otherwise requested by such investment bank, neither the Company nor the Holder shall be entitled to deliver or submit any written documentation or other support to such investment bank in connection with such dispute (other than the Required Dispute Documentation).
(iii) The Company and the Holder shall cause such investment bank to determine the resolution of such dispute and notify the Company and the Holder of such resolution no later than ten (10) Business Days immediately following the Dispute Submission Deadline. The fees and expenses of such investment bank shall be borne solely by the Company, and such investment bank’s resolution of such dispute shall be final and binding upon all parties absent manifest error.
(b) Miscellaneous. The Company expressly acknowledges and agrees that (i) this Section 15 constitutes an agreement to arbitrate between the Company and the Holder (and constitutes an arbitration agreement) under the rules then in effect § 7501, et seq. of the New York Civil Practice Law and Rules (“CPLR”) and that the Holder is authorized to apply for an order to compel arbitration pursuant to CPLR § 7503(a) in order to compel compliance with this Section 15, (ii) the terms of this Warrant and each other applicable Transaction Document shall serve as the basis for the selected investment bank’s resolution of the applicable dispute, such investment bank shall be entitled (and is hereby expressly authorized) to make all findings, determinations and the like that such investment bank determines are required to be made by such investment bank in connection with its resolution of such dispute and in resolving such dispute such investment bank shall apply such findings, determinations and the like to the terms of this Warrant and any other applicable Transaction Documents, (iii) the Holder (and only the Holder), in its sole discretion, shall have the right to submit any dispute described in this
Ann. O-12

Section 15 to any state or federal court sitting in The City of New York, Borough of Manhattan, in lieu of utilizing the procedures set forth in this Section 15 and (iv) nothing in this Section 15 shall limit the Holder from obtaining any injunctive relief or other equitable remedies (including, without limitation, with respect to any matters described in this Section 15).
16. REMEDIES, CHARACTERIZATION, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Warrant. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, exercises and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to specific performance and/or temporary, preliminary and permanent injunctive or other equitable relief from any court of competent jurisdiction in any such case without the necessity of proving actual damages and without posting a bond or other security. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Warrant (including, without limitation, compliance with Section 2 hereof). The issuance of shares and certificates for shares as contemplated hereby upon the exercise of this Warrant shall be made without charge to the Holder or such shares for any issuance tax or other costs in respect thereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than the Holder or its agent on its behalf.
17. PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Warrant is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the holder otherwise takes action to collect amounts due under this Warrant or to enforce the provisions of this Warrant or (b) there occurs any bankruptcy, reorganization, receivership of the company or other proceedings affecting company creditors’ rights and involving a claim under this Warrant, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, without limitation, attorneys’ fees and disbursements.
18. TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned without the consent of the Company, except as may otherwise be required by Section 2(g) of the Securities Purchase Agreement.
19. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:
(a) “1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.
(b) “1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
(c) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.
(d) “Attribution Parties” means, collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issuance Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and
Ann. O-13

(iv) any other Persons whose beneficial ownership of the Company’s Common Stock would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the 1934 Act. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.
(e) “Bid Price” means, for any security as of the particular time of determination, the bid price for such security on the Principal Market as reported by Bloomberg as of such time of determination, or, if the Principal Market is not the principal securities exchange or trading market for such security, the bid price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg as of such time of determination, or if the foregoing does not apply, the bid price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg as of such time of determination, or, if no bid price is reported for such security by Bloomberg as of such time of determination, the average of the bid prices of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices) as of such time of determination. If the Bid Price cannot be calculated for a security as of the particular time of determination on any of the foregoing bases, the Bid Price of such security as of such time of determination shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 15. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.
(f) “Bloomberg” means Bloomberg, L.P.
(g) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee”  or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.
(h) “Closing Sale Price” means, for any security as of any date, the last closing trade price for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing does not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last trade price is reported for such security by Bloomberg, the average of the ask prices of any market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 15. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.
(i) “Common Stock” means (i) the Company’s shares of common stock, $0.0001 par value per share, and (ii) any capital stock into which such common stock shall have been changed or any share capital resulting from a reclassification of such common stock.
(j) “Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any shares of Common Stock.
(k) “Eligible Market” means The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or the Principal Market.
Ann. O-14

(l) “Expiration Date” means the date that is the seventh (7th) anniversary of the Issuance Date or, if such date falls on a day other than a Trading Day or on which trading does not take place on the Principal Market (a “Holiday”), the next date that is not a Holiday.
(m) “Form 10 Disclosure Filing Date" means the date on which the Company shall file with the SEC a Current Report on Form 8-K (or any other applicable form) that includes current “Form 10 information” (within the meaning of Rule 144) reflecting the Company’s status as an entity that is no longer an issuer described in paragraph (i)(1)(i) of Rule 144.
(n) “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Subject Entity, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more Subject Entities, or (iii) make, or allow one or more Subject Entities to make, or allow the Company to be subject to or have its Common Stock be subject to or party to one or more Subject Entities making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding shares of Common Stock, (y) 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all Subject Entities making or party to, or Affiliated with any Subject Entities making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of shares of Common Stock such that all Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding shares of Common Stock, (y) at least 50% of the outstanding shares of Common Stock calculated as if any shares of Common Stock held by all the Subject Entities making or party to, or Affiliated with any Subject Entity making or party to, such stock purchase agreement or other business combination were not outstanding; or (z) such number of shares of Common Stock such that the Subject Entities become collectively the beneficial owners (as defined in Rule 13d-3 under the 1934 Act) of at least 50% of the outstanding shares of Common Stock, or (v) reorganize, recapitalize or reclassify its Common Stock, (B) that the Company shall, directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Subject Entity individually or the Subject Entities in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding shares of Common Stock, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock not held by all such Subject Entities as of the date of this Warrant calculated as if any shares of Common Stock held by all such Subject Entities were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding shares of Common Stock or other equity securities of the Company sufficient to allow such Subject Entities to effect a statutory short form merger or other transaction requiring other shareholders of the Company to surrender their shares of Common Stock without approval of the shareholders of the Company or (C) directly or indirectly, including through subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.
(o) “Group” means a “group” as that term is used in Section 13(d) of the 1934 Act and as defined in Rule 13d-5 thereunder.
(p) “Notes” has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all notes issued in exchange therefor or replacement thereof.
Ann. O-15

(q) “Options” means any rights, warrants or options to subscribe for or purchase shares of Common Stock or Convertible Securities.
(r) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.
(s) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.
(t) “Principal Market” means the Nasdaq Capital Market.
(u) “Registration Rights Agreement” means that certain registration rights agreement, dated as of the Closing Date, by and among the Company and the initial holders of the Notes party thereto relating to, among other things, the registration of the resale of the Common Stock issuable upon conversion of the Notes or otherwise pursuant to the terms of the Notes and exercise of the SPA Warrants, as may be amended from time to time.
(v) “SEC” means the United States Securities and Exchange Commission or the successor thereto.
(w) “Subject Entity” means any Person, Persons or Group or any Affiliate or associate of any such Person, Persons or Group.
(x) “Successor Entity” means the Person (or, if so elected by the Holder, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by the Holder, the Parent Entity) with which such Fundamental Transaction shall have been entered into.
(y) “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to the Common Stock, any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock is then traded, provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price or trading volume determinations relating to the Common Stock, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.
(z) “VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on the Principal Market (or, if the Principal Market is not the principal trading market for such security, then on the principal securities exchange or securities market on which such security is then traded), during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg through its “VAP” function (set to 09:30 start time and 16:00 end time) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30 a.m., New York time, and ending at 4:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices). If the VWAP cannot be calculated for such security on such date on any of the foregoing bases, the VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved in accordance with the procedures in Section 15. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.
[signature page follows]
Ann. O-16

IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Stock to be duly executed as of the Issuance Date set out above.
AJA HOLDCO, INC.

By:
Name:
Title:
Ann. O-17

EXHIBIT A
EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS
WARRANT TO PURCHASE COMMON STOCK

[ADAGIO MEDICAL HOLDINGS, INC.](F/K/A ARYA SCIENCES ACQUISITION CORP IV)
The undersigned holder hereby elects to exercise the Warrant to Purchase Common Stock No.     (the “Warrant”) of [Adagio Medical Holdings, Inc.](f/k/a ARYA Sciences Acquisition Corp IV), a Delaware corporation (the “Company”) as specified below. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.
1. Form of Exercise Price. The Holder intends that payment of the Aggregate Exercise Price shall be made as:
☐	a “Cash Exercise” with respect to Warrant Shares; and/or
☐	a “Cashless Exercise” with respect to Warrant Shares; and/or
In the event that the Holder has elected a Cashless Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder hereby represents and warrants that (i) this Exercise Notice was executed by the Holder at      [a.m.][p.m.] on the date set forth below and (ii) if applicable, the Bid Price as of such time of execution of this Exercise Notice was $     .
2. Payment of Exercise Price. In the event that the Holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the Holder shall pay the Aggregate Exercise Price in the sum of $       to the Company in accordance with the terms of the Warrant.
3. Delivery of Warrant Shares. The Company shall deliver to Holder, or its designee or agent as specified below,       shares of Common Stock in accordance with the terms of the Warrant. Delivery shall be made to Holder, or for its benefit, as follows:
☐	Check here if requesting delivery as a certificate to the following name and to the following address:
Issue to:

☐	Check here if requesting delivery by Deposit/Withdrawal at Custodian as follows:
DTC Participant:
DTC Number:
Account Number:
Date: ,

Name of Registered Holder

By:
Name:
Title:

Tax ID:
Facsimile:
E-mail Address:
Ann. O-18

EXHIBIT B
ACKNOWLEDGMENT
The Company hereby acknowledges this Exercise Notice and hereby directs        to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated     , 202_, from the Company and acknowledged and agreed to by      .
[ADAGIO MEDICAL HOLDINGS, INC.](F/K/A ARYA SCIENCES ACQUISITION CORP IV)

By:
Name:
Title:
Ann. O-19

Annex P
FORM OF CONVERT
GUARANTY
This GUARANTY, dated as of   , 2024 (this “Guaranty”), is made by each of the undersigned (each a “Guarantor”, and collectively, the “Guarantors”), in favor of Allegro Management LLC, in its capacity as collateral agent (in such capacity, the “Collateral Agent” as hereinafter further defined) for the “Buyers” party to the Securities Purchase Agreement (each as defined below).
W I T N E S S E T H:
WHEREAS, AJA Holdco, Inc., a corporation organized under the laws of Delaware, with offices located at 51 Astor Place, 10th Floor, New York, New York 10003 (the “Company”), ARYA Sciences Acquisition Corp. IV, a company organized under the laws of the Cayman Islands and each party listed as a “Buyer” on the Schedule of Buyers attached thereto (collectively, the “Buyers”) are parties to the Securities Purchase Agreement, dated as of     , 2024 (as amended, restated, extended, replaced or otherwise modified from time to time, the “Securities Purchase Agreement”), pursuant to which the Company shall be required to sell, and the Buyers shall purchase or have the right to purchase, the “Notes” issued pursuant thereto (as such Notes may be amended, restated, extended, replaced or otherwise modified from time to time in accordance with the terms thereof, collectively, the “Notes”);
WHEREAS, the Securities Purchase Agreement requires that the Guarantors execute and deliver to the Collateral Agent, (i) a guaranty guaranteeing all of the obligations of the Company under the Securities Purchase Agreement, the Notes and the other Note Documents (as defined below); and (ii) a Security and Pledge Agreement, dated as of the date hereof, granting the Collateral Agent a lien on and security interest in all of their assets and properties (the “Security Agreement”); and
WHEREAS, each Guarantor has determined that the execution, delivery and performance of this Guaranty directly benefits, and is in the best interest of, such Guarantor.
NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyers to perform under the Securities Purchase Agreement, each Guarantor hereby agrees with each Buyer as follows:
SECTION 1. Definitions. Reference is hereby made to the Securities Purchase Agreement and the Notes for a statement of the terms thereof. All terms used in this Guaranty and the recitals hereto which are defined in the Securities Purchase Agreement or the Notes, and which are not otherwise defined herein shall have the same meanings herein as set forth therein. In addition, the following terms when used in the Guaranty shall have the meanings set forth below:
“Bankruptcy Code” means Chapter 11 of Title 11 of the United States Code, 11 U.S.C §§ 101 et seq. (or other applicable bankruptcy, insolvency or similar laws).
“Buyer” or “Buyers” shall have the meaning set forth in the recitals hereto.
“Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock (including, without limitation, any warrants, options, rights or other securities exercisable or convertible into equity interests or securities of such Person), and (ii) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.
“Collateral” means all assets and properties of the Company and each Guarantor in which a security interest is granted to the Collateral Agent pursuant to Section 3(a) of the Security Agreement.
“Collateral Agent” shall have the meaning set forth in the recitals hereto.
“Company” shall have the meaning set forth in the recitals hereto.
“Governmental Authority” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to
Ann. P-1

exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.
“Guaranteed Obligations” shall have the meaning set forth in Section 2 of this Guaranty.
“Guarantor” or “Guarantors” shall have the meaning set forth in the recitals hereto.
“Indemnified Party” shall have the meaning set forth in Section 13(a) of this Guaranty.
“Insolvency Proceeding” means any proceeding commenced by or against any Person under any provision of the Bankruptcy Code or under any other bankruptcy or insolvency law, assignments for the benefit of creditors, or proceedings seeking reorganization, arrangement, or other similar relief.
“Note Documents” means, collectively, this Guaranty, as amended, modified, supplemented, renewed, restated or replaced, the Securities Purchase Agreement, the Notes, and the Security Documents.
“Notes” shall have the meaning set forth in the recitals hereto.
“Obligations” shall have the meaning set forth in Section 4 of the Security Agreement.
“Paid in Full” or “Payment in Full” means the payment in full in cash of all of the Guaranteed Obligations (other than contingent and indemnification obligations for which no claim has been asserted); provided, that, no written demand has been received by Collateral Agent within ninety (90) days of such payment for the return of such payment, or any part thereof, as a preferential or fraudulent transfer pursuant to the Bankruptcy Code or any state law equivalent. If a demand under preceding proviso is received, the Guaranteed Obligations will not be considered “Paid in Full” until the earlier of such demand being withdrawn or denied, and if payment is returned in connection with such demand, the Guaranteed Obligations will not be considered “Paid in Full” until such time, if ever, that the payment in full in cash of all of the Guaranteed Obligations is subsequently satisfied.
“Securities Purchase Agreement” shall have the meaning set forth in the recitals hereto.
“Security Agreement” shall have the meaning set forth in the recitals hereto.
“Tax Code” means the Internal Revenue Code of 1986, as amended.
“Taxes” shall have the meaning set forth in the Section 12(a) of this Guaranty.
“Transaction Party” means the Company and each Guarantor, collectively, “Transaction Parties”.
SECTION 2. Guaranty.
(a) The Guarantors, jointly and severally, hereby unconditionally and irrevocably, guaranty to the Collateral Agent, for the benefit of the Collateral Agent and the Buyers, the punctual payment, as and when due and payable, by stated maturity or otherwise, of all Obligations, including, without limitation, all interest, make-whole and other amounts that accrue after the commencement of any Insolvency Proceeding of the Company or any Guarantor, whether or not the payment of such interest, make-whole and/or other amounts are enforceable or are allowable in such Insolvency Proceeding, and all fees, interest, premiums, penalties, causes of action, costs, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under any of the Note Documents (all of the foregoing collectively being the “Guaranteed Obligations”), and agrees to pay any and all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented fees and expenses of counsel to the Collateral Agent) incurred by the Collateral Agent in enforcing any rights under this Guaranty or any other Note Document. Without limiting the generality of the foregoing, each Guarantor’s liability hereunder shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by the Company to the Collateral Agent or any Buyer under the Securities Purchase Agreement and the Notes but for the fact that they are unenforceable or not allowable due to the existence of an Insolvency Proceeding involving any Transaction Party.
(b) Each Guarantor, and by its acceptance of this Guaranty, the Collateral Agent and each Buyer, hereby confirms that it is the intention of all such Persons that this Guaranty and the Guaranteed Obligations of each Guarantor hereunder not constitute a fraudulent transfer or conveyance for purposes of the Bankruptcy Code, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar foreign, federal,
Ann. P-2

provincial, state, or other applicable law to the extent applicable to this Guaranty and the Guaranteed Obligations of each Guarantor hereunder. To effectuate the foregoing intention, the Collateral Agent, the Buyers and the Guarantors hereby irrevocably agree that the Guaranteed Obligations of each Guarantor under this Guaranty at any time shall be limited to the maximum amount as will result in the Guaranteed Obligations of such Guarantor under this Guaranty not constituting a fraudulent transfer or conveyance.
SECTION 3. Guaranty Absolute; Continuing Guaranty; Assignments.
(a) The Guarantors, jointly and severally, guaranty that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Note Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Collateral Agent or any Buyer with respect thereto. The obligations of each Guarantor under this Guaranty are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against any Guarantor to enforce such obligations, irrespective of whether any action is brought against any Transaction Party or whether any Transaction Party is joined in any such action or actions. The liability of any Guarantor under this Guaranty shall be as a primary obligor (and not merely as a surety) and shall be irrevocable, absolute and unconditional irrespective of, and each Guarantor hereby irrevocably waives, to the extent permitted by law, any defenses it may now or hereafter have in any way relating to, any or all of the following:
(i) any lack of validity or enforceability of any Transaction Document;
(ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Transaction Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Transaction Party or extension of the maturity of any Guaranteed Obligations or otherwise;
(iii) any taking, exchange, release or non-perfection of any Collateral;
(iv) any taking, release or amendment or waiver of or consent to departure from any other guaranty, for all or any of the Guaranteed Obligations;
(v) any change, restructuring or termination of the corporate, limited liability company or partnership structure or existence of any Transaction Party;
(vi) any manner of application of Collateral or any other collateral, or proceeds thereof, to all or any of the Guaranteed Obligations, or any manner of sale or other disposition of any Collateral or any other collateral for all or any of the Guaranteed Obligations or any other Obligations of any Transaction Party under the Note Documents or any other assets of any Transaction Party or any of its Subsidiaries;
(vii) any failure of the Collateral Agent or any Buyer to disclose to any Transaction Party any information relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any other Transaction Party now or hereafter known to the Collateral Agent or any Buyer (each Guarantor waiving any duty on the part of the Collateral Agent or any Buyer to disclose such information);
(viii) taking any action in furtherance of the release of any Guarantor or any other Person that is liable for the Obligations from all or any part of any liability arising under or in connection with any Transaction Document without the prior written consent of the Collateral Agent; or
(ix) any other circumstance (including, without limitation, any statute of limitations) or any existence of or reliance on any representation by the Collateral Agent or any Buyer that might otherwise constitute a defense available to, or a discharge of, any Transaction Party or any other guarantor or surety other than the defense of Payment in Full of the Guaranteed Obligations.
(b) This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Collateral Agent, any Buyer, or any other Person upon the insolvency, bankruptcy or reorganization of any Transaction Party or otherwise, all as though such payment had not been made.
(c) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until Payment in Full of the Guaranteed Obligations and shall not terminate for any reason prior to the respective Maturity Date
Ann. P-3

of each Note (other than Payment in Full of the Guaranteed Obligations) and (ii) be binding upon each Guarantor and its respective successors and assigns. This Guaranty shall inure to the benefit of and be enforceable by the Collateral Agent, the Buyers, and their respective successors, and permitted pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, the Collateral Agent or any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under and subject to the terms of any Transaction Document to any other Person, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to the Collateral Agent or such Buyer (as applicable) herein or otherwise, in each case as provided in the Securities Purchase Agreement or such Transaction Document.
SECTION 4. Waivers. To the extent permitted by applicable law, each Guarantor hereby waives promptness, diligence, protest, notice of acceptance and any other notice or formality of any kind with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that the Collateral Agent exhaust any right or take any action against any Transaction Party or any other Person or any Collateral. Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated herein and that the waiver set forth in this Section is knowingly made in contemplation of such benefits. The Guarantors hereby waive any right to revoke this Guaranty, and acknowledge that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future. Without limiting the foregoing, to the extent permitted by applicable law, each Guarantor hereby unconditionally and irrevocably waives (a) any defense arising by reason of any claim or defense based upon an election of remedies by the Collateral Agent or any Buyer that in any manner impairs, reduces, releases or otherwise adversely affects the subrogation, reimbursement, exoneration, contribution or indemnification rights of such Guarantor or other rights of such Guarantor to proceed against any of the other Transaction Parties, any other guarantor or any other Person or any Collateral, and (b) any defense based on any right of set-off or counterclaim against or in respect of the Guaranteed Obligations of such Guarantor hereunder. Each Guarantor hereby unconditionally and irrevocably waives any duty on the part of the Collateral Agent or any Buyer to disclose to such Guarantor any matter, fact or thing relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any other Transaction Party or any of its Subsidiaries now or hereafter known by the Collateral Agent or a Buyer.
SECTION 5. Subrogation. No Guarantor may exercise any rights that it may now or hereafter acquire against any Transaction Party or any other guarantor that arise from the existence, payment, performance or enforcement of any Guarantor’s obligations under this Guaranty, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Collateral Agent or any Buyer against any Transaction Party or any other guarantor or any Collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from any Transaction Party or any other guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security solely on account of such claim, remedy or right, unless and until there has been Payment in Full of the Guaranteed Obligations. If any amount shall be paid to a Guarantor in violation of the immediately preceding sentence at any time prior to Payment in Full of the Guaranteed Obligations and all other amounts payable under this Guaranty, such amount shall be held in trust for the benefit of the Collateral Agent and shall forthwith be paid to the Collateral Agent to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Transaction Document, or to be held as Collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (a) any Guarantor shall make payment to the Collateral Agent of all or any part of the Guaranteed Obligations, and (b) there has been Payment in Full of the Guaranteed Obligations, the Collateral Agent will, at such Guarantor’s request and expense, execute and deliver to such Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to such Guarantor of an interest in the Guaranteed Obligations resulting from such payment by such Guarantor.
SECTION 6. Representations, Warranties and Covenants.
(a) Each Guarantor hereby represents and warrants as of the date first written above as follows:
(i) such Guarantor (A) is a corporation, limited liability company or limited partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization as set forth on the signature pages hereto, (B) has all requisite corporate, limited liability company or limited partnership power and authority to conduct its business as now conducted and as presently contemplated and to execute, deliver and perform its obligations under this Guaranty and each other Transaction
Ann. P-4

Document to which such Guarantor is a party, and to consummate the transactions contemplated hereby and thereby and (C) is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary except where the failure to be so qualified (individually or in the aggregate) would not result in a Material Adverse Effect.
(ii) The execution, delivery and performance by such Guarantor of this Guaranty and each other Transaction Document to which such Guarantor is a party (A) have been duly authorized by all necessary corporate, limited liability company or limited partnership action, (B) do not and will not contravene its charter, articles, certificate of formation or by-laws, its limited liability company or operating agreement or its certificate of partnership or partnership agreement, as applicable, or any applicable law or any contractual restriction binding on such Guarantor or its properties do not and will not result in or require the creation of any lien, security interest or encumbrance (other than Permitted Liens) upon or with respect to any of its properties, and (C) do not and will not result in any default, noncompliance, suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization or approval applicable to it or its operations or any of its properties, except in the case of clause (C) of this paragraph, as would not be reasonably expected to have a Material Adverse Effect.
(iii) No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or other Person is required in connection with the due execution, delivery and performance by such Guarantor of this Guaranty or any of the other Transaction Documents to which such Guarantor is a party (other than expressly provided for in any of the Transaction Documents or which have been obtained or made).
(iv) This Guaranty has been duly executed and delivered by each Guarantor and is, and each of the other Transaction Documents to which such Guarantor is or will be a party, when executed and delivered, will be, a legal, valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms, except as may be limited by the Bankruptcy Code or other applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, suretyship or similar laws and equitable principles (regardless of whether enforcement is sought in equity or at law).
(v) There is no pending or, to the knowledge of such Guarantor, threatened (in writing) action, suit or proceeding against such Guarantor or to which any of the properties of such Guarantor is subject, before any court or other Governmental Authority or any arbitrator that (A) would reasonably be expected to have a Material Adverse Effect or (B) relates to this Guaranty or any of the other Transaction Documents to which such Guarantor is a party or any transaction contemplated hereby or thereby.
(vi) Such Guarantor (A) has read and understands the terms and conditions of the Securities Purchase Agreement and the other Transaction Documents, and (B) now has and will continue to have independent means of obtaining information concerning the affairs, financial condition and business of the Company and the other Transaction Parties, and has no need of, or right to obtain from the Collateral Agent or any Buyer, any credit or other information concerning the affairs, financial condition or business of the Company or the other Transaction Parties.
(b) Each Guarantor covenants and agrees that until Payment in Full of the Guaranteed Obligations, it will comply with each of the covenants (except to the extent applicable only to a public company) which are set forth in Section of the Securities Purchase Agreement as if such Guarantor were a party thereto.
SECTION 7. Right of Set-off. Upon the occurrence and during the continuance of any Event of Default, the Collateral Agent and any Buyer may, and is hereby authorized to, at any time and from time to time, without notice to the Guarantors (any such notice being expressly waived by each Guarantor) and to the fullest extent permitted by law, set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Collateral Agent or any Buyer to or for the credit or the account of any Guarantor against any and all obligations of the Guarantors now or hereafter existing under this Guaranty or any other Transaction Document, irrespective of whether or not the Collateral Agent or any Buyer shall have made any demand under this Guaranty or any other Transaction Document and although such obligations may be contingent or unmatured. The Collateral Agent and each Buyer agrees to notify the relevant Guarantor promptly after any such set-off and application made by the Collateral Agent or such Buyer, provided that the failure to give such
Ann. P-5

notice shall not affect the validity of such set-off and application. The rights of the Collateral Agent or any Buyer under this Section are in addition to other rights and remedies (including, without limitation, other rights of set-off) which the Collateral Agent or such Buyer may have under this Guaranty or any other Transaction Document in law or otherwise.
SECTION 8. Limitation on Guaranteed Obligations.
(a) Notwithstanding any provision herein contained to the contrary, each Guarantor’s liability hereunder shall be limited to an amount not to exceed as of any date of determination the greater of:
(i) the amount of all Guaranteed Obligations, plus interest thereon at the applicable Interest Rate as specified in the Note; and
(ii) the amount which could be claimed by the Collateral Agent from any Guarantor under this Guaranty without rendering such claim voidable or avoidable under the Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law after taking into account, among other things, Guarantor’s right of contribution and indemnification.
(b) Each Guarantor agrees that the Guaranteed Obligations may at any time and from time to time exceed the amount of the liability of such Guarantor hereunder without impairing the guaranty hereunder or affecting the rights and remedies of the Collateral Agent or any Buyer hereunder or under applicable law.
(c) No payment made by the Company, any Guarantor, any other guarantor or any other Person or received or collected by the Collateral Agent or any other Buyer from the Company, any of the Guarantors, any other guarantor or any other Person by virtue of any action or proceeding or any set-off or appropriation or application at any time or from time to time in reduction of or in payment of the Guaranteed Obligations shall be deemed to modify, reduce, release or otherwise affect the liability of any Guarantor hereunder which shall, notwithstanding any such payment (other than any payment made by such Guarantor in respect of the Guaranteed Obligations or any payment received or collected from such Guarantor in respect of the Guaranteed Obligations), remain liable for the Guaranteed Obligations up to the maximum liability of such Guarantor hereunder until after all of the Guaranteed Obligations and all other amounts payable under this Guaranty shall have been Paid in Full.
SECTION 9. Notices, Etc. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Guaranty must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Business Day after deposit with an nationally recognized overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. All notices and other communications provided for hereunder shall be sent, if to any Guarantor, to the Company’s address and/or facsimile number, or if to the Collateral Agent or any Buyer, to it at its respective address and/or facsimile number, each as set forth in Section 9(f) of the Securities Purchase Agreement.
SECTION 10. Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Guaranty shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdiction other than the State of New York. Each Guarantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or under any of the other Transaction Documents or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim, obligation or defense that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under Section 9(f) of the Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by
Ann. P-6

law. Nothing contained herein shall be deemed or operate to preclude the Collateral Agent or the Buyers from bringing suit or taking other legal action against any Guarantor in any other jurisdiction to collect on a Guarantor’s obligations or to enforce a judgment or other court ruling in favor of the Collateral Agent or a Buyer.
SECTION 11. WAIVER OF JURY TRIAL, ETC. EACH GUARANTOR HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS GUARANTY, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.
SECTION 12. Taxes.
(a) All payments made by any Guarantor hereunder or under any other Transaction Document shall be made in accordance with the terms of the respective Transaction Document and shall be made without set-off, counterclaim, withholding, deduction or other defense. Without limiting the foregoing, all such payments shall be made free and clear of and without deduction or withholding for any present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding taxes imposed on the net income of the Collateral Agent or any Buyer by the jurisdiction in which the Collateral Agent or such Buyer is organized or where it has its principal lending office (all such nonexcluded taxes, levies, imposts, deductions, charges, withholdings and liabilities, collectively or individually, “Taxes”). If any Guarantor shall be required to deduct or to withhold any Taxes from or in respect of any amount payable hereunder or under any other Transaction Document:
(b) the amount so payable shall be increased to the extent necessary so that after making all required deductions and withholdings (including Taxes on amounts payable to the Collateral Agent or any Buyer pursuant to this sentence) the Collateral Agent or each Buyer receives an amount equal to the sum it would have received had no such deduction or withholding been made,
(c) such Guarantor shall make such deduction or withholding,
(d) such Guarantor shall pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law, and
(e) as promptly as possible thereafter, such Guarantor shall send the Collateral Agent or each Buyer an official receipt (or, if an official receipt is not available, such other documentation as shall be satisfactory to the Collateral Agent, as the case may be) showing payment. In addition, each Guarantor agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or from the execution, delivery, registration or enforcement of, or otherwise with respect to, this Guaranty or any other Transaction Document (collectively, “Other Taxes”).
(f) Each Guarantor hereby indemnifies and agrees to hold each Indemnified Party harmless from and against Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section 12) paid by any Indemnified Party as a result of any payment made hereunder or from the execution, delivery, registration or enforcement of, or otherwise with respect to, this Guaranty or any other Transaction Document, and any liability (including penalties, interest and expenses for nonpayment, late payment or otherwise) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted. This indemnification shall be paid within thirty (30) days from the date on which the Collateral Agent or such Buyer makes written demand therefor, which demand shall identify the nature and amount of such Taxes or Other Taxes.
(g) If any Guarantor fails to perform any of its obligations under this Section 12, such Guarantor shall indemnify the Collateral Agent and each Buyer for any taxes, interest or penalties that may become payable as a result of any such failure. The obligations of the Guarantors under this Section 12 shall survive the termination of this Guaranty and the payment of the Obligations and all other amounts payable hereunder.
SECTION 13. Indemnification. Section 9(k) of the Securities Purchase Agreement is hereby incorporated by reference herein, mutatis mutandis.
Ann. P-7

SECTION 14. Miscellaneous.
(a) Each Guarantor will make each payment hereunder in lawful money of the United States of America and in immediately available funds to the Collateral Agent or each Buyer, at such address specified by the Collateral Agent or such Buyer from time to time by notice to the Guarantors.
(b) No amendment or waiver of any provision of this Guaranty and no consent to any departure by any Guarantor therefrom shall in any event be effective unless the same shall be in writing and signed by each Guarantor, the Collateral Agent and each Buyer, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.
(c) No failure on the part of the Collateral Agent or any Buyer to exercise, and no delay in exercising, any right or remedy hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder or under any Transaction Document preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies of the Collateral Agent and the Buyers provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights and remedies of the Collateral Agent and the Buyers under any Transaction Document against any party thereto are not conditional or contingent on any attempt by the Collateral Agent or any Buyer to exercise any of their respective rights or remedies under any other Transaction Document against such party or against any other Person.
(d) Any provision of this Guaranty that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.
(e) This Guaranty is a continuing guaranty and shall (i) remain in full force and effect until Payment in Full of the Guaranteed Obligations (other than inchoate indemnity obligations) and shall not terminate for any reason prior to the respective Maturity Date of each Note (other than Payment in Full of the Guaranteed Obligations) and (ii) be binding upon each Guarantor and its respective successors and assigns. This Guaranty shall inure, together with all rights and remedies of the Collateral Agent hereunder, to the benefit of and be enforceable by the Collateral Agent, the Buyers, and their respective successors, and permitted pledgees, transferees and assigns. Without limiting the generality of the foregoing sentence, the Collateral Agent or any Buyer may pledge, assign or otherwise transfer all or any portion of its rights and obligations under and subject to the terms of the Securities Purchase Agreement or any other Transaction Document to any other Person in accordance with the terms thereof, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to the Collateral Agent or such Buyer (as applicable) herein or otherwise, in each case as provided in the Securities Purchase Agreement or such Transaction Document. None of the rights or obligations of any Guarantor hereunder may be assigned or otherwise transferred without the prior written consent of each Buyer.
(f) For so long as any Notes remain outstanding, upon any entity (other than an Excluded Subsidiary) becoming a direct, or indirect, Subsidiary of the Company, the Company shall cause each such Subsidiary to become party to the Guaranty by executing a joinder to the Guaranty reasonably satisfactory in form and substance to the Required Holders.
(g) This Guaranty and the other Transaction Documents reflect the entire understanding of the transaction contemplated hereby and shall not be contradicted or qualified by any other agreement, oral or written, entered into before the date hereof.
(h) Section headings herein are included for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose.
SECTION 15. Currency Indemnity.
If, for the purpose of obtaining or enforcing judgment against Guarantor in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 15 referred to as the “Judgment Currency”) an amount due under this Guaranty in any currency (the “Obligation Currency”) other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding (a) the date of actual payment of the amount due, in the case of any proceeding in the courts of courts of the jurisdiction that will give effect to such conversion being made on such date,
Ann. P-8

or (b) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section 15 being hereinafter in this Section 15 referred to as the “Judgment Conversion Date”).
If, in the case of any proceeding in the court of any jurisdiction referred to in the preceding paragraph, there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt of the amount due in immediately available funds, the Guarantors shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from the Guarantors under this Section 15 shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Guaranty.
[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]
Ann. P-9

IN WITNESS WHEREOF, each Guarantor has caused this Guaranty to be executed by its respective duly authorized officer, as of the date first above written.
GUARANTORS:

Adagio Medical, Inc. (f/k/a ARYA Sciences Acquisition Corp. IV)

By:
Name:
Title:
Ann. P-10

ACCEPTED BY:

Allegro Management LLC, as Collateral Agent

By:
Name:
Title:
Ann. P-11

Annex Q
FORM OF CONVERT
SECURITY DOCUMENT
SECURITY AND PLEDGE AGREEMENT, dated as of [ ], 2024 (this “Agreement”), made by AJA HOLDCO, INC., a corporation organized under the laws of the State of Delaware with offices located at 51 Astor Place, 10th Floor, New York, New York 10003 (the “Company”), and each of the undersigned direct and indirect and direct Subsidiaries (as defined below) of the Company from time to time, if any (each a “Grantor” and together with the Company, collectively, the “Grantors”), in favor of Allegro Management LLC with offices located at c/o Allegro Opportunities LLC, 17 State Street, Suite 2130, New York, NY 10004, in its capacity as collateral agent (together with its successors and assignees, in such capacity, the “Collateral Agent”) for the Noteholders (as defined below) party to the Securities Purchase Agreement (as defined below).
W I T N E S S E T H:
WHEREAS, the Company is party to that certain Securities Purchase Agreement, dated as of February [  ], 2024 (as amended, modified, supplemented, extended, renewed, restated or replaced from time to time in accordance with the terms thereof, the “Securities Purchase Agreement”) by and among the Company, ARYA Sciences Acquisition Corp IV and each party listed as a “Buyer” on the Schedule of Buyers attached thereto (each a “Buyer” and collectively, the “Buyers”), pursuant to which the Company shall sell, and the Buyers shall purchase or have the right to purchase, the “Notes” issued pursuant thereto (as such Notes may be amended, modified, supplemented, extended, renewed, restated or replaced from time to time in accordance with the terms thereof, collectively, the “Notes”);
WHEREAS, certain Grantors (other than the Company) from time to time (each a “Guarantor” and collectively, the “Guarantors”) may execute and deliver one or more guarantees (as amended, modified, supplemented, extended, renewed, restated or replaced from time to time, each, a “Guaranty” and collectively, the “Guaranties”) in favor of the Collateral Agent, for the ratable benefit of itself and the Noteholders, with respect to the Company’s obligations under the Securities Purchase Agreement, the Notes and the other Transaction Documents (as defined in the Securities Purchase Agreement);
WHEREAS, it is a condition precedent to the Buyers’ obligation to purchase the Notes that the Grantors shall have executed and delivered to the Collateral Agent this Agreement providing for the grant to the Collateral Agent, for the ratable benefit of itself and the Noteholders, of a valid, enforceable, and perfected security interest in all personal property of each Grantor to secure all of the Company’s obligations under the Transaction Documents and the Guarantors’ obligations under the Guaranties, as applicable; and
WHEREAS, the Grantors are Affiliates that are part of a common enterprise such that each Grantor will derive substantial direct and indirect financial and other benefits from the consummation of the transactions contemplated under the Transaction Documents and, accordingly, the consummation of such transactions are in the best interests of each Grantor;
NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyers to perform under the Securities Purchase Agreement, each Grantor agrees with the Collateral Agent, for the ratable benefit of the Collateral Agent and the Noteholders, as follows:
SECTION 1. Definitions.
(a) Reference is hereby made to the Securities Purchase Agreement and the Notes for a statement of the terms thereof. All terms used in this Agreement and the recitals hereto which are defined in the Securities Purchase Agreement, the Notes or in the Code, and which are not otherwise defined herein shall have the same meanings herein as set forth therein; provided that terms used herein which are defined in the Code on the date hereof shall continue to have the same meaning notwithstanding any replacement or amendment of the Code except as the Collateral Agent may otherwise determine in its sole and absolute discretion.
(b) Without limiting the generality of, and subject to the proviso at the end of, Section 1(a) of this Agreement, the following terms shall have the respective meanings provided for in the Code: “Accounts”, “Account Debtor”, “Cash Proceeds”, “Certificate of Title”, “Chattel Paper”, “Commercial Tort Claim”, “Commodity Account”, “Commodity Contracts”, “Deposit Account”, “Documents”, “Electronic Chattel
Ann. Q-1

Paper”, “Equipment”, “Fixtures”, “General Intangibles”, “Goods”, “Instruments”, “Inventory”, “Investment Property”, “Letter-of-Credit Rights”, “Noncash Proceeds”, “Payment Intangibles”, “Proceeds”, “Promissory Notes”, “Security”, “Record”, “Security Account”, “Software”, “Supporting Obligations” and “Uncertificated Securities”.
(c) As used in this Agreement, the following terms shall have the respective meanings indicated below, such meanings to be applicable equally to both the singular and plural forms of such terms:
“Bankruptcy Code” means Chapter 11 of Title 11 of the United States Code, 11 U.S.C §§ 101 et seq. (or other applicable bankruptcy, insolvency or similar laws).
“Bankruptcy Event of Default” shall have the meaning set forth in the Note.
“Buyer” or “Buyers” shall have the meaning set forth in the recitals hereto.
“Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock (including, without limitation, any warrants, options, rights or other securities exercisable or convertible into equity interests or securities of such Person), and (ii) with respect to any Person that is not an individual or a corporation, any and all partnership, membership, trust or other equity interests of such Person.
“Closing Date” means the date the Company initially issues the Notes pursuant to the terms of the Securities Purchase Agreement.
“Code” means Articles 8 or 9 of the Uniform Commercial Code as in effect from time to time in the State of New York; provided that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, “Code” means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.
“Collateral” shall have the meaning set forth in Section 3(a) of this Agreement.
“Collateral Agent” shall have the meaning set forth in the preamble hereto.
“Company” shall have the meaning set forth in the preamble hereto.
“Controlled Account Agreement” means a deposit account control agreement or securities account control agreement with respect to a Pledged Account, pursuant to which the Collateral Agent is granted control over such Pledged Account in a manner that perfects its security interest in such Pledged Account under applicable law, all in form and substance satisfactory to the Collateral Agent, as the same may be amended, modified, supplemented, extended, renewed, restated or replaced from time to time.
“Controlled Account Bank” shall have the meaning set forth in Section 6(i) of this Agreement.
“Controlled Accounts” means the Deposit Accounts, Commodity Accounts, Securities Accounts of the Grantors listed on Schedule IV attached hereto.
“Copyright Licenses” means all licenses, contracts or other agreements, whether written or oral, naming any Grantor as licensee or licensor and providing for the grant of any right to use or sell any works covered by any Copyright (including, without limitation, all Copyright Licenses set forth in Schedule II hereto).
“Copyrights” means all domestic and foreign copyrights, whether registered or not, including, without limitation, all copyright rights throughout the universe (whether now or hereafter arising) in any and all media (whether now or hereafter developed), in and to all original works of authorship fixed in any tangible medium of expression, acquired or used by any Grantor (including, without limitation, all copyrights described in Schedule II hereto), all applications, registrations and recordings thereof (including, without limitation, applications, registrations and recordings in the United States Copyright Office or in any similar office or agency of the United States or any other country or any political subdivision thereof), and all reissues, divisions, continuations, continuations in part and extensions or renewals thereof.
“Domestic Subsidiary” means any Subsidiary other than a Foreign Subsidiary.
“Event of Default” shall have the meaning set forth in Section 4(a) of the Notes.
Ann. Q-2

“Excluded Collateral” means, collectively, (i) Excluded Equity, (ii) any permit, contract, lease, franchise, license, general intangible or any contractual obligation entered into by a Grantor (A) that prohibits, constitutes a breach or default under or results in the termination of or gives rise to a right on the part of the parties thereto to terminate such permit, contract, leases, franchise, license, general intangible or contractual obligations or requires the consent of any Person other than the Company and its Affiliates which has not been obtained as a condition to the creation by such Grantor of a Lien on an right, title or interest in such permit, contract, lease, franchise, license, general intangible or contractual obligation, (B) to the extent that any requirement of law applicable thereto prohibits the creation of a Lien thereon or (C) to the extent that a Lien thereon would give any other party a right to terminate such license, permit, general intangible or contractual obligation, but only, with respect to the prohibition in (A), (B) and (C), to the extent, and for as long as, such prohibition is not terminated or rendered unenforceable or otherwise deemed ineffective by the UCC or any other requirement of law (after giving effect to the applicable anti-assignment provisions of the UCC) and other than proceeds and receivables thereof, and (iii) any United States intent-to-use trademark applications prior to the filing and acceptance of a “Statement of Use” or “Amendment to Allege Use” with respect thereto to the extent that, and solely during the period in which, the grant, attachment or perfection of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications or any registrations resulting therefrom under applicable federal law; provided, however, “Excluded Property” shall not include any proceeds, products, substitutions or replacements of Excluded Property (unless such proceeds, products, substitutions or replacements would otherwise constitute Excluded Property).
“Excluded Equity” means such portion of the voting Capital Stock of any Foreign Subsidiary in excess of 65% of the issued and outstanding voting Capital Stock of such Foreign Subsidiary at any time the pledging of more than 65% of the total outstanding voting Capital Stock of such Foreign Subsidiary would result in a material adverse tax consequence to a Grantor.
“Excluded Subsidiary” means any Subsidiary of the Company that (a) is a Foreign Subsidiary, (b) does not own any Intellectual Property and (c) does not have assets which are material to the business of the Company and its Subsidiaries taken as a whole. Based upon information disclosed to Buyers as of the date hereof, Adagio Medical GmbH, a company organized under the laws of Germany, is an Excluded Subsidiary, and shall remain an Excluded Subsidiary so long as it satisfies the foregoing requirements under this definition.
“Foreign Subsidiary” means any Subsidiary of a Grantor organized under the laws of a jurisdiction other than the United States, any of the states thereof, Puerto Rico or the District of Columbia.
“GAAP” means U.S. generally accepted accounting principles consistently applied.
“Governmental Authority” means any nation or government, any Federal, state, city, town, municipality, county, local, foreign or other political subdivision thereof or thereto and any department, commission, board, bureau, court, tribunal, instrumentality, agency or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.
“Guaranteed Obligations” shall have the meaning set forth in Section 2 of each Guaranty.
“Guarantor” or “Guarantors” shall have the meaning set forth in the recitals hereto.
“Guaranty” or “Guaranties” shall have the meaning set forth in the recitals hereto.
“Insolvency Proceeding” means any proceeding commenced by or against any Person under any provision of the Bankruptcy Code or under any other bankruptcy or insolvency law or law for the relief of debtors, any proceeding relating to assignments for the benefit of creditors, formal or informal moratoria, compositions, or extensions generally with creditors, or any proceeding seeking reorganization, arrangement, or other similar relief.
“Intellectual Property” means, collectively, all intellectual property rights and assets, and all rights, interests and protections that are associated with any of the foregoing, however arising, under the applicable laws of any jurisdiction throughout the world, whether registered or unregistered, including, without limitation, any and all: (a) Trademarks; (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web addresses, web pages, websites and related content; (c) accounts with YouTube, LinkedIn, Twitter, Instagram, Facebook and other social media companies and the content found thereon (to the extent that such accounts and content are transferable pursuant to the terms, conditions, and policies of each applicable social media platform); (d) Copyrights; (e) Patents; and (f) business and technical
Ann. Q-3

information, databases, data collections and other confidential and proprietary information and all rights therein, inventions, trade secrets, ideas, concepts, methods, techniques, processes, proprietary information, technology, know-how, formulae, rights of publicity and other general intangibles of like nature, now existing or hereafter acquired.
“Intellectual Property Security Agreement” means the Intellectual Property Security Agreement required to be delivered pursuant to Section 6(h)(i) of this Agreement, substantially in the form attached hereto as Exhibit A.
“Licenses” means, collectively, the Copyright Licenses, the Trademark Licenses and the Patent Licenses.
“Lien” means any mortgage, lien, pledge, charge, security interest, adverse claim or other encumbrance upon or in any property or assets.
“Note Documents” means, collectively, this Agreement, as amended, modified, supplemented, renewed, restated or replaced, the Securities Purchase Agreement, the Notes, each Guaranty and the other Security Documents.
“Material Subsidiary” means any Subsidiary other than an Excluded Subsidiary.
“Noteholders” means, at any time, the holders of the Notes at such time.
“Notes” shall have the meaning set forth in the recitals hereto.
“Obligations” shall have the meaning set forth in Section 4 of this Agreement.
“Paid in Full” or “Payment in Full” means the payment in full in cash of all of the Obligations (other than contingent and indemnification obligations for which no claim has been asserted); provided, that, no written demand has been received by Collateral Agent within ninety (90) days of such payment for the return of such payment, or any part thereof, as a preferential or fraudulent transfer pursuant to the Bankruptcy Code or any state law equivalent. If a demand under preceding proviso is received, the Obligations will not be considered “Paid in Full” until the earlier of such demand being withdrawn or denied, and if payment is returned in connection with such demand, the Obligations will not be considered “Paid in Full” until such time, if ever, that the payment in full in cash of all of the Obligations is subsequently satisfied.
“Patent Licenses” means all licenses, contracts or other agreements, whether written or oral, naming any Grantor as licensee or licensor and providing for the grant of any right to manufacture, use or sell any invention covered by any Patent (including, without limitation, all Patent Licenses set forth in Schedule II hereto).
“Patents” means all domestic and foreign letters patent, design patents, utility patents, and industrial designs (including, without limitation, all domestic and foreign letters patent, design patents, utility patents, and industrial designs described in Schedule II hereto) (including, without limitation, applications, registrations and recordings in the United States Patent and Trademark Office, or in any similar office or agency of the United States or any other country or any political subdivision thereof), and all reissues, reexaminations, divisions, continuations, continuations in part and extensions or renewals thereof.
“Perfection Requirement” or “Perfection Requirements” shall have the meaning set forth in Section 5(j) of this Agreement.
“Permitted Liens” shall have the meaning set forth in the Notes.
“Pledged Accounts” means all of each Grantor’s right, title and interest in all of its Deposit Accounts, Commodity Accounts and Securities Accounts (in all cases, including, without limitation, all Controlled Accounts.
“Pledged Collateral” shall have the meaning set forth in Section 2(a).
“Pledged Debt” shall have the meaning set forth in Section 2(a).
“Pledged Entity” means, each Person listed from time to time on Schedule IV hereto as a “Pledged Entity,” together with each other Person, any right in or interest in or to all or a portion of whose Securities or Capital Stock is acquired or otherwise owned by a Grantor after the date hereof.
“Pledged Equity” means all of each Grantor’s right, title and interest in and to all of the Securities and Capital Stock, excluding Excluded Equity, now or hereafter owned by such Grantor (including, without limitation, those interests listed opposite the name of such Grantor on Schedule IV), regardless of class or designation, including all substitutions therefor and replacements thereof, all proceeds thereof and all rights relating thereto, also including,
Ann. Q-4

without limitation, any certificates representing such Securities and/or Capital Stock, the right to receive any certificates representing any of such Securities and/or Capital Stock, all warrants, options, subscription, share appreciation rights and other rights, contractual or otherwise, in respect thereof, and the right to receive dividends, distributions of income, profits, surplus, or other compensation by way of income or liquidating distributions, in cash or in kind, and cash, instruments, and other property from time to time received, receivable, or otherwise distributed in respect of or in addition to, in substitution of, on account of, or in exchange for any or all of the foregoing.
“Pledged Operating Agreements” means all of each Grantor’s rights, powers and remedies under the limited liability company operating agreements of each of the Pledged Entities that is a limited liability company, as may be amended, modified, supplemented, extended, renewed, restated or replaced from time to time.
“Pledged Partnership Agreements” means all of each Grantor’s rights, powers, and remedies under the general or limited partnership agreements of each of the Pledged Entities that is a general or limited partnership, as may be amended, modified, supplemented, extended, renewed, restated or replaced from time to time.
“Pledged Securities” means any Promissory Notes, stock certificates, limited liability membership interests or other Securities, certificates or Instruments now or hereafter included in the Pledged Collateral, including all Pledged Equity, Pledged Debt and all other certificates, instruments or other documents representing or evidencing any Pledged Collateral.
“Securities Purchase Agreement” shall have the meaning set forth in the recitals hereto.
“Trademark Licenses” means all licenses, contracts or other agreements, whether written or oral, naming any Grantor as licensor or licensee and providing for the grant of any right concerning any Trademark, together with any goodwill connected with and symbolized by any such licenses, contracts or agreements and the right to prepare for sale or lease and sell or lease any and all Inventory now or hereafter owned by any Grantor and now or hereafter covered by such licenses, contracts or agreements (including, without limitation, all Trademark Licenses described in Schedule II hereto).
“Trademarks” means all domestic and foreign trademarks, service marks, collective marks, certification marks, trade names, business names, d/b/a’s, assumed names, Internet domain names, trade styles, designs, logos and other source or business identifiers and all general intangibles of like nature, now or hereafter owned, adopted, acquired or used by any Grantor (including, without limitation, all domestic and foreign trademarks, service marks, collective marks, certification marks, trade names, business names, d/b/a’s, assumed names, Internet domain names, trade styles, designs, logos and other source or business identifiers described in Schedule II hereto), all applications, registrations and recordings thereof (including, without limitation, applications, registrations and recordings in the United States Patent and Trademark Office or in any similar office or agency of the United States, any state thereof or any other country or any political subdivision thereof), and all reissues, extensions or renewals thereof, together with all goodwill of the business symbolized by such marks.
SECTION 2. Pledge of Pledged Collateral
(a) As collateral security for the due and punctual payment and performance in full of the Obligations, as and when due, each Grantor hereby pledges to the Collateral Agent, its successors and permitted assigns, and hereby grants to the Collateral Agent, its successors and permitted assigns, for the ratable benefit of the Collateral Agent and the Noteholders, a continuing Lien on and security interest in, all of such Grantor’s right, title and interest in, to and under all of the following, wherever located and whether now or hereafter existing and whether now owned or hereafter acquired: (i) the Pledged Equity; (ii) all Promissory Notes, Security and Instruments evidencing debt now owned or at any time hereafter acquired by it (including, without limitation, those listed opposite the name of such Grantor on Schedule IV) (the “Pledged Debt”); (iii) subject to Section 2(g) and 2(h), all payments of principal or interest, dividends, distributions, cash, Promissory Notes, Securities, Instruments and other property from time to time received, receivable or otherwise distributed in respect of, in exchange for or upon the conversion of, and all other Proceeds received in respect of, the Pledged Equity and the Pledged Debt; (iv) all rights and privileges of such Grantor with respect to the Securities and other property referred to in clauses (i), (ii), and (iii) above; and (v) all Proceeds of, and Security Entitlements in respect of, any of the foregoing (the items referred to in clauses (i) through (v) above being collectively referred to as the “Pledged Collateral”); provided that the Pledged Collateral shall not include any item referred to in clauses (i) through (v) above if, for so long as and to the extent such item constitutes Excluded Collateral.
Ann. Q-5

(b) On the Closing Date (in the case of any Grantor that grants a Lien on any of its assets hereunder on the Closing Date) or on the date on which it becomes a party to this Agreement pursuant to Section 6(m) (in the case of any other Grantor), each Grantor shall deliver or cause to be delivered to the Collateral Agent any and all Pledged Securities (other than any Uncertificated Securities, but only for so long as such Securities remain uncertificated) to the extent such Pledged Securities, in the case of Promissory Notes and other Instruments evidencing debt, are required to be delivered pursuant to Section 2(c). Thereafter, whenever such Grantor acquires any other Pledged Security (other than any Uncertificated Securities, but only for so long as such Uncertificated Securities remain uncertificated), such Grantor shall promptly, and in any event within 30 days (or such longer period as the Collateral Agent may agree to in writing), deliver or cause to be delivered to the Collateral Agent such Pledged Security as Collateral hereunder to the extent such Pledged Securities, in the case of Promissory Notes and Instruments evidencing debt, are required to be delivered pursuant to Section 2(c).
(c) Each Grantor will cause all debt for borrowed money in an aggregate principal amount of $250,0000 or more owed to such Grantor by any other Person to be evidenced by a duly executed Promissory Note, and shall cause each such Promissory Note to be pledged and delivered to the Collateral Agent, (i) on the date hereof, in the case of any such debt existing on the date hereof (or, in the case of any Grantor that becomes a party hereto after the date hereof, on the date such Grantor becomes a party hereto, in the case of any such debt existing on such date) or (ii) promptly following the incurrence thereof, in the case of any such debt incurred after the date hereof (or such other date), in each case pursuant to the terms hereof.
(d) Upon delivery to the Collateral Agent, (i) any Pledged Securities required to be delivered pursuant to Section 2(b) and/or 2(c) shall be accompanied by undated stock or note powers duly executed by the applicable Grantor in blank or other instruments of transfer reasonably satisfactory to the Collateral Agent and by such other instruments and documents as the Collateral Agent may reasonably request in order to effect the transfer of such Pledged Securities and (ii) all other property comprising part of the Pledged Collateral required to be delivered pursuant to Section 2(b) and/or 2(c) shall be accompanied by undated proper instruments of assignment duly executed by the applicable Grantor and such other instruments or documents as the Collateral Agent may reasonably request in order to effect transfer of such Pledged Collateral. Each delivery of Pledged Securities or other Pledged Collateral shall be accompanied by a schedule describing such Pledged Securities or Pledged Collateral, as the case may be, which schedule shall be deemed to supplement Schedule IV and be made a part hereof; provided that failure to attach any such schedule hereto shall not affect the validity of such pledge of such Pledged Securities. Each schedule so delivered shall supplement any prior schedules so delivered.
(e) The assignment, pledge, Lien, and security interest granted in Section 2(a) are granted as security only and shall not subject the Collateral Agent or any Buyer to, or in any way alter or modify, any obligation or liability of any Grantor with respect to or arising out of the Pledged Collateral.
(f) If an Event of Default shall occur and be continuing and, other than in the case of a Bankruptcy Event of Default, the Collateral Agent shall have notified the Grantors of its intent to exercise such rights, (a) the Collateral Agent, shall have the right (in its sole and absolute discretion) to cause each of the Pledged Securities to be transferred of record into the name of the Collateral Agent or into the name of its nominee (as pledgee or as sub-agent) or the name of the applicable Grantor, endorsed or assigned in blank or in favor of the Collateral Agent and (b) to the extent permitted by the documentation governing such Pledged Securities and applicable law, the Collateral Agent shall have the right to exchange the certificates representing Pledged Securities for certificates of smaller or larger denominations for any purpose consistent with this Agreement. Each Grantor will promptly give to the Collateral Agent copies of any material notices received by it with respect to Pledged Securities registered in the name of such Grantor. Each Grantor will take any and all actions reasonably requested by the Collateral Agent to facilitate compliance with this Section 2(f).
(g) Unless and until an Event of Default shall have occurred and be continuing and, other than in the case of a Bankruptcy Event of Default, the Collateral Agent shall have notified the Grantors that the rights of the Grantors under this Section 2(g) are being suspended:
(i) Each Grantor shall be entitled to exercise any and all voting and/or other consensual rights and powers inuring to an owner of Pledged Collateral or any part thereof for any purpose consistent with the terms of this Agreement and the other Transaction Documents.
Ann. Q-6

(ii) The Collateral Agent shall promptly execute and deliver to each Grantor, or cause to be executed and delivered to such Grantor, all such proxies, powers of attorney and other instruments as such Grantor may reasonably request in writing for the purpose of enabling such Grantor to exercise the voting and/or consensual rights and powers it is entitled to exercise pursuant to Section 2(g)(i), in each case as shall be specified in such request.
(iii) Each Grantor shall be entitled to receive and retain any and all dividends, interest, principal and other distributions paid on or distributed in respect of the Pledged Collateral, to the extent (and only to the extent) that such dividends, interest, principal and other distributions are permitted by, the other Transaction Documents and applicable laws; provided that any noncash dividends, interest, principal or other distributions that would constitute Pledged Equity or Pledged Debt, whether resulting from a subdivision, combination or reclassification of the outstanding equity interests of the issuer of any Pledged Securities or received in exchange for Pledged Securities or any part thereof, or in redemption thereof, or as a result of any merger, consolidation, acquisition or other exchange of assets to which such issuer may be a party or otherwise, shall be and become part of the Pledged Collateral, and, if received by any Grantor, shall be held in trust for the benefit of the Collateral Agent and shall, to the extent required by Section 2(b) and/or 2(c) be forthwith delivered to the Collateral Agent in the same form as so received (with any necessary endorsement or documents set forth in Section 2(d) or as otherwise reasonably requested by the Collateral Agent). So long as no Event of Default has occurred and is continuing, the Collateral Agent shall promptly deliver to each Grantor any Pledged Securities in its possession if requested to be delivered to the issuer thereof in connection with any exchange or redemption of such Pledged Securities.
(h) Upon the occurrence and during the continuance of an Event of Default and, other than in the case of a Bankruptcy Event of Default, the Collateral Agent shall have notified the Grantors of the suspension of the rights of the Grantors under Section 2(g)(iii), all rights of any Grantor to dividends, interest, principal or other distributions that such Grantor is authorized to receive pursuant to Section 2(g)(iii) shall cease, and all such rights shall thereupon become vested in the Collateral Agent, which shall have the sole and exclusive right and authority to receive and retain such dividends, interest, principal or other distributions as part of the Pledged Collateral, subject to Section 2(k) and the last sentence of this Section 2(h). All dividends, interest, principal or other distributions received by any Grantor contrary to the provisions of Section 2(g) or this Section 2(h) shall be held in trust for the benefit of the Collateral Agent and shall be forthwith delivered to the Collateral Agent upon demand in the same form as so received (with any necessary endorsement reasonably requested by the Collateral Agent). Any and all money and other property paid over to or received by the Collateral Agent pursuant to the provisions of Section 2(g) and/or this Section 2(h) shall be retained by the Collateral Agent in an account to be established by the Collateral Agent upon receipt of such money or other property, shall be held as security for the payment and performance of the Obligations and shall be applied in accordance with the provisions of Section 8. After all Events of Default have been cured or waived, and the Grantors have delivered to the Collateral Agent a certificate of an executive officer to such effect, the Collateral Agent shall promptly repay to each Grantor (without interest) all dividends, interest, principal or other distributions that such Grantor would otherwise be permitted to retain pursuant to the terms of Section 2(g)(iii) in the absence of an Event of Default and that remain in such account.
(i) Upon the occurrence and during the continuance of an Event of Default and, other than in the case of a Bankruptcy Event of Default, the Collateral Agent shall have notified the Grantors of the suspension of the rights of the Grantors under Section 2(g)(i), all rights of any Grantor to exercise the voting and consensual rights and powers it is entitled to exercise pursuant to Section 2(g)(i), and the obligations of the Collateral Agent under Section 2(g)(ii), shall cease, and all such rights shall thereupon become vested in the Collateral Agent, which shall have the sole and exclusive right and authority to exercise such voting and consensual rights and powers subject to Section 2(k) and the last sentence of this Section 2(i); provided that, the Collateral Agent shall have the right from time to time following and during the continuance of an Event of Default to permit the Grantors to exercise such rights. After all Events of Default have been cured or waived, and the Grantors have delivered to the Collateral Agent a certificate of an executive officer to such effect, each Grantor shall have the exclusive right to exercise the voting and/or consensual rights and powers that such Grantor would otherwise be entitled to exercise pursuant to the terms of Section 2(g)(i), and the obligations of the Collateral Agent under Section 2(g)(ii) shall be reinstated.
Ann. Q-7

(j) Any notice given by the Collateral Agent to the Grantors under Section 2(f) or Section 2(g) (i) may be given by telephone if promptly confirmed in writing, (ii) may be given with respect to one or more of the Grantors at the same or different times and (iii) may suspend the rights of the Grantors under Section 2(g)(i) or 2(g)(iii) in part without suspending all such rights (as specified by the Collateral Agent in its sole and absolute discretion) and without waiving or otherwise affecting the Collateral Agent’s rights to give additional notices from time to time suspending other rights so long as an Event of Default has occurred and is continuing.
(k) Nothing contained in this Agreement shall be construed to make the Collateral Agent or any Buyer liable as a member of any limited liability company or as a partner of any partnership, and neither the Collateral Agent nor any Buyer by virtue of this Agreement or otherwise (except as referred to in the following sentence) shall have any of the duties, obligations or liabilities of a member of any limited liability company or as a partner in any partnership. The parties hereto expressly agree that, unless the Collateral Agent shall become the absolute owner of Pledged Equity consisting of a limited liability company interest or a partnership interest pursuant hereto, this Agreement shall not be construed as creating a partnership or joint venture among the Collateral Agent, any Buyer, any Grantor and/or any other Person.
SECTION 3. Grant of Security Interest
(a) As collateral security for the due and punctual payment and performance in full of the Obligations, as and when due, each Grantor hereby pledges to the Collateral Agent, its successors and permitted assigns, and hereby grants to the Collateral Agent, its successors and permitted assigns, for the ratable benefit of the Collateral Agent and the Noteholders, a continuing Lien on and security interest in, all of such Grantor’s right, title and interest in, to and under all personal property and assets of such Grantor, wherever located and whether now or hereafter existing and whether now owned or hereafter acquired, of every kind, nature and description, whether tangible or intangible (together with the Pledged Collateral, the “Collateral”), including, without limitation, the following:
(i) all Accounts;
(ii) all Chattel Paper (whether tangible or Electronic Chattel Paper);
(iii) all Commercial Tort Claims, including, without limitation, those specified on Schedule VI hereto;
(iv) all Documents;
(v) all Equipment;
(vi) all Fixtures;
(vii) all General Intangibles (including, without limitation, all Payment Intangibles);
(viii) all Goods;
(ix) all Instruments;
(x) all Inventory;
(xi) all Investment Property (and, regardless of whether classified as Investment Property under the Code, all Pledged Equity, Pledged Operating Agreements and Pledged Partnership Agreements);
(xii) all Intellectual Property and all Licenses;
(xiii) all Letter-of-Credit Rights;
(xiv) all Pledged Accounts, all cash and other property from time to time deposited therein, and all monies and property in the possession or under the control of the Collateral Agent or any Noteholder or any Affiliate, representative, agent or correspondent of the Collateral Agent or any such Noteholder;
(xv) all Supporting Obligations;
(xvi) all other tangible and intangible personal property of each Grantor (whether or not subject to the Code), including, without limitation, all Deposit Accounts and other accounts and all cash and all investments therein, all proceeds, products, offspring, accessions, rents, profits, income, benefits, substitutions and replacements of and to any of the property of any Grantor described in the preceding
Ann. Q-8

clauses of this Section 3(a) (including, without limitation, any proceeds of insurance thereon and all causes of action, claims and warranties now or hereafter held by each Grantor in respect of any of the items listed above), and all books, correspondence, files and other Records, including, without limitation, all tapes, desks, cards, Software, data and computer programs in the possession or under the control of any Grantor or any other Person from time to time acting for any Grantor, in each case, to the extent of such Grantor’s rights therein, that at any time evidence or contain information relating to any of the property described in the preceding clauses of this Section 3(a) or are otherwise necessary or helpful in the collection or realization thereof; and
(xvii) all Proceeds, including all Cash Proceeds and Noncash Proceeds, and products of any and all of the foregoing Collateral; in each case howsoever any Grantor’s interest therein may arise or appear (whether by ownership, security interest, claim or otherwise).
(b) Notwithstanding anything herein to the contrary, the term “Collateral” shall not include any Excluded Collateral.
SECTION 4. Security for Obligations. The Lien and security interest created hereby in the Collateral constitutes continuing collateral security for all of the following obligations, whether direct or indirect, absolute or contingent, and whether now existing or hereafter incurred (collectively, the “Obligations”):
(a) (i) the payment by the Company and each other Grantor, as and when due and payable (by scheduled maturity, required prepayment, acceleration, demand or otherwise), of all amounts from time to time owing by it in respect of the Securities Purchase Agreement, this Agreement, the Notes and the other Note Documents, and (ii) in the case of the Guarantors, the payment by such Guarantors, as and when due and payable of all Guaranteed Obligations under the Guaranties, including, without limitation, in both cases, (A) all principal of, interest, make-whole and other amounts on the Notes (including, without limitation, all interest, make-whole and other amounts that accrues after the commencement of any Insolvency Proceeding of any Grantor, whether or not the payment of such interest is enforceable or is allowable in such Insolvency Proceeding), and (B) all fees, interest, premiums, penalties, contract causes of action, costs, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under this Agreement or any of the other Note Documents; and
(b) the due and punctual performance and observance by each Grantor of all of its other obligations from time to time existing in respect of any of the Note Documents, including without limitation, with respect to any conversion or redemption rights of the Noteholders under the Notes.
SECTION 5. Representations and Warranties. Each Grantor represents and warrants as follows:
(a) Schedule I hereto sets forth as of the date hereof (i) the exact legal name of each Grantor, and (ii) the state of incorporation, organization or formation and the organizational identification number of each Grantor in such state. The information set forth in Schedule I hereto with respect to such Grantor is true and accurate as of the date hereof. Such Grantor has not previously changed its name (or operated under any other name), jurisdiction of organization or organizational identification number from those set forth in Schedule I hereto except as disclosed in Schedule I hereto.
(b) There is no pending or, to its knowledge, written notice threatening any action, suit, proceeding or claim affecting any Grantor before any Governmental Authority or any arbitrator, or any order, judgment or award issued by any Governmental Authority or arbitrator, in each case, that may adversely affect the grant by any Grantor, or the perfection, of the Lien and security interest purported to be created hereby in the Collateral, or the exercise by the Collateral Agent of any of its rights or remedies hereunder.
(c) All material tax returns and other reports required by applicable law to be filed by any Grantor with any Governmental Authority have been filed, or extensions have been obtained, and all material taxes, assessments and other governmental charges or levies imposed upon any Grantor or any property of any Grantor that are required to be paid by any Grantor on or prior to the date hereof have been paid, except to the extent contested in good faith by proper proceedings.
(d) All Equipment, Fixtures, Goods and Inventory of each Grantor now existing are, and all Equipment, Fixtures, Goods and Inventory of each Grantor hereafter existing will be, located and/or based at the addresses specified therefor in Schedule III hereto, except that each Grantor will give the Collateral Agent written notice
Ann. Q-9

of any change in the location of any such Collateral within thirty (30) days of such change, other than to locations set forth on Schedule III hereto or in transit with common carriers or temporarily out for repair or in the possession of contract manufacturers and other service providers or in the temporary possession of employees outside of such locations under the ordinary course of business consistent with past practice (and with respect to which the Collateral Agent has filed financing statements and otherwise fully perfected its Liens thereon). Each Grantor’s principal place of business and chief executive office, the place where each Grantor keeps its Records concerning the Collateral and all originals of all Chattel Paper in which any Grantor has any right, title or interest are located at the addresses specified therefor in Schedule III hereto. None of the Accounts in which any Grantor has any right, title or interest is or will be evidenced by Promissory Notes or other Instruments.
(e) Set forth in Schedule IV hereto is a complete and accurate list, as of the date of this Agreement, of (i) all Pledged Debt, specifying the debtor thereof and the outstanding principal amount thereof as of the Closing Date, Securities and other Instruments in which any Grantor has any right, title or interest, and (ii) each Pledged Account of each Grantor, together with the name and address of each institution at which each such Pledged Account is maintained, the account number for each such Pledged Account and a description of the purpose of each such Pledged Account. Set forth in Schedule II hereto is a complete and correct list as of the date hereof of each trade name used by each Grantor and the name of, and each trade name used by, each Person from which each Grantor has acquired any substantial part of the Collateral. All of the Pledged Debt, to the best of the Grantors’ knowledge (provided that no such knowledge qualification applies to Pledged Debt issued by a Grantor or a Subsidiary), is the legal, valid and binding obligation of the issuer thereof, enforceable against such issuer in accordance with its terms.
(f) Set forth on Schedule II is a complete and correct list of the material Licenses (excluding Licenses to commercially available software) of the Grantors existing on the date of this Agreement.
(g) Each Grantor owns and controls, or otherwise possesses adequate rights to use, all of its Intellectual Property, except as would not have a material adverse effect on the business of such Grantor. Schedule II hereto sets forth a true and complete list of all Intellectual Property registrations and applications for grant or registration of Intellectual Property owned by each Grantor as of the date hereof. To the knowledge of each Grantor, all Intellectual Property which is necessary to the business of such Grantor is subsisting and in full force and effect, has not been adjudged invalid or unenforceable, is valid and enforceable and has not been abandoned in whole or in part. Except as set forth in Schedule II, no Grantor has any knowledge of any infringement upon or conflict with the Patent, Trademark, Copyright, trade secret rights of others and, to the knowledge of each Grantor, each Grantor is not now infringing or in conflict with any Patent, Trademark, Copyright, trade secret or similar rights of others, and to the knowledge of each Grantor, no other Person is now infringing or in conflict in any material respect with any such properties, assets and rights owned or used by each Grantor, in each case, except as would not have a material adverse effect on the business of such Grantor. No Grantor has received any notice that it is violating or has violated the Trademarks, Patents, Copyrights, inventions, trade secrets, proprietary information and technology, know-how, formulae, rights of publicity or other intellectual property rights of any third party, in each case, except as would not have a material adverse effect on the business of such Grantor.
(h) Each Grantor is and will be at all times the sole and exclusive owner of the Collateral in which such Grantor has granted a Lien and security interest hereunder free and clear of any Liens, except for (i) Permitted Liens thereon and (ii) certain Intellectual Property rights of the Company which is jointly owned by the Company with certain third parties as described in Schedule II hereto. No effective financing statement or other instrument similar in effect covering all or any part of the Collateral is on file in any recording or filing office except such as (i) may have been filed in favor of the Collateral Agent and/or the Noteholders relating to this Agreement or the other Transaction Documents, or (ii) relate to Permitted Liens.
(i) The exercise by the Collateral Agent of any of its rights and remedies hereunder will not contravene any law or any contractual restriction binding on or otherwise affecting any Grantor or any of its properties and will not result in or require the creation of any Lien, upon or with respect to any of its properties other than as granted pursuant to this Agreement.
(j) No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority, is required for (i) the grant by each Grantor, or the perfection, of the Lien and security interest
Ann. Q-10

purported to be created hereby in the Collateral, or (ii) the exercise by the Collateral Agent of any of its rights and remedies hereunder, except for (A) the filing under the Code as in effect in the applicable jurisdiction of the financing statements described in Schedule V hereto, all of which financing statements have been duly filed and are in full force and effect, (B) with respect to all Pledged Accounts, and all cash and other property from time to time deposited therein, the execution of a Controlled Account Agreement with the depository or other institution with which the applicable Pledged Accounts are maintained, as provided in Section , (C) with respect to Commodity Contracts, the execution of a control agreement with the commodity intermediary with which such Commodity Contract is carried, as provided in Section , (D) with respect to the perfection of the security interest created hereby in the United States Intellectual Property and Licenses, the recording of the appropriate Intellectual Property Security Agreement in the United States Patent and Trademark Office or the United States Copyright Office, as applicable, (E) with respect to the perfection of the security interest created hereby in foreign Intellectual Property and Licenses, registrations and filings in jurisdictions located outside of the United States and covering rights in such jurisdictions relating to such foreign Intellectual Property and Licenses, (F) with respect to the perfection of the security interest created hereby in any Letter-of-Credit Rights, the consent of the issuer of the applicable letter of credit to the assignment of proceeds as provided in the Code as in effect in the applicable jurisdiction, (G) with respect to Investment Property constituting uncertificated securities, the applicable Grantor causing the issuer thereof either (i) to register the Collateral Agent as the registered owner of such securities or (ii) to agree in an authenticated record with such Grantor and the Collateral Agent that such issuer will comply with instructions with respect to such securities originated by the Collateral Agent without further consent of such Grantor, such authenticated record to be in form and substance satisfactory to the Collateral Agent, (H) with respect to Investment Property constituting certificated securities or instruments, such items to be delivered to and held by or on behalf of the Collateral Agent pursuant hereto in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Collateral Agent, (I) with respect to any action that may be necessary to obtain control of Collateral constituting Commodity Contracts, Electronic Chattel Paper or Letter of Credit Rights, the taking of such actions, and (J) the Collateral Agent having possession of all Documents, Chattel Paper, Instruments and cash constituting Collateral (subclauses (A) through (J) each a “Perfection Requirement” and collectively, the “Perfection Requirements”).
(k) This Agreement creates in favor of the Collateral Agent a legal, valid and enforceable Lien on and security interest in the Collateral, as security for the Obligations (assuming that this Agreement and the other Transaction Documents are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto). Such Lien and security interest is (or in the case of Collateral in which any Grantor obtains any right, title or interest after the date hereof, will be), subject only to Permitted Liens and the Perfection Requirements, a first priority (except with respect to liens securing Permitted Senior Indebtedness), valid, enforceable and perfected Lien on and security interest in all personal property of each Grantor (other than Excluded Collateral).
(l) As of the date hereof, no Grantor holds any Commercial Tort Claims having a value in excess of $100,000 or has knowledge of any pending Commercial Tort Claims having a value in excess of $100,000, except for the Commercial Tort Claims described in Schedule VI.
(m) All of the Pledged Equity is presently owned by the applicable Grantor as set forth in Schedule IV free and clear of all Liens other than Permitted Liens, and is presently represented by the certificates listed on Schedule IV hereto (if applicable). As of the date hereof, there are no existing options, warrants, calls or commitments of any character whatsoever relating to the Pledged Equity other than as contemplated and permitted by the Transaction Documents. Each Grantor is the sole holder of record and the sole beneficial owner of the Pledged Equity, as applicable. None of the Pledged Equity has been issued or transferred in violation of the securities registration, securities disclosure or similar laws of any jurisdiction to which such issuance or transfer may be subject. The Pledged Equity constitutes 100% or such other percentage as set forth on Schedule IV of the issued and outstanding shares of Capital Stock of the applicable Pledged Entity. All of the Pledged Equity has been duly and validly authorized and issued by the issuer thereof and in the case of Pledged Equity (other than Pledged Equity consisting of limited liability company interests or partnership interests which, pursuant to the relevant organizational or formation documents, cannot be fully paid and non-assessable), is fully paid and non-assessable.
Ann. Q-11

(n) Such Grantor (i) is a corporation, limited liability company or limited partnership, as applicable, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, (ii) has all requisite corporate, limited liability company or limited partnership power and authority to conduct its business as now conducted and as presently contemplated and to execute and deliver this Agreement and each other Transaction Document to which such Grantor is a party, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified would not result in a Material Adverse Effect.
(o) The execution, delivery and performance by each Grantor of this Agreement and each other Transaction Document to which such Grantor is a party (i) have been duly authorized by all necessary corporate, limited liability company or limited partnership action, (ii) do not and will not contravene its charter or by-laws, limited liability company or operating agreement, certificate of partnership or partnership agreement, as applicable, or any applicable law or any contractual restriction binding on such Grantor or its properties, (iii) do not and will not result in or require the creation of any Lien (other than pursuant to any Transaction Document) upon or with respect to any of its assets or properties, and (iv) do not and will not result in any default, noncompliance, suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization or approval applicable to it or its operations or any of its assets or properties, except, in the case of clause (iv) as would not reasonably be expected to result in a Material Adverse Effect.
(p) This Agreement has been duly executed and delivered by each Grantor and is the legal, valid and binding obligation of such Grantor, enforceable against such Grantor in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, suretyship or other similar laws and equitable principles (regardless of whether enforcement is sought in equity or at law). Each of the other Transaction Documents to which any Grantor is or will be a party, when delivered, duly executed and delivered by such Grantor and the legal, valid and binding obligation of such Grantor, enforceable against such Grantor in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, suretyship or other similar laws and equitable principles (regardless of whether enforcement is sought in equity or at law).
SECTION 6. Covenants as to the Collateral. Until all of the Obligations shall have been fully performed and Paid in Full, unless the Collateral Agent shall otherwise consent in writing (in its sole and absolute discretion):
(a) Further Assurances. Each Grantor will, at its expense, at any time and from time to time, promptly execute and deliver all further instruments and documents and take all further action that the Collateral Agent may reasonably request in order to: (i) perfect and protect the Lien and security interest of the Collateral Agent created hereby; (ii) enable the Collateral Agent to exercise and enforce its rights and remedies hereunder in respect of the Collateral, including, without limitation, the Controlled Accounts; or (iii) otherwise effect the purposes of this Agreement, including, without limitation: (A) marking conspicuously all Chattel Paper and, at the request of the Collateral Agent, each of its Records pertaining to the Collateral with a legend, in form and substance satisfactory to the Collateral Agent, indicating that such Chattel Paper or Collateral is subject to the Lien and security interest created hereby, (B) delivering and pledging to the Collateral Agent each Promissory Note, Security (subject to the limitations set forth in Section 3), Chattel Paper or other Instrument, in each case having a value in excess of $100,000, now or hereafter owned by any Grantor, duly endorsed and accompanied by executed instruments of transfer or assignment, all in form and substance reasonably satisfactory to the Collateral Agent, (C) executing and filing (to the extent, if any, that any Grantor’s signature is required thereon) or authenticating the filing of, such financing or continuation statements, or amendments thereto, as may be necessary or that the Collateral Agent may reasonably request in order to perfect and preserve the security interest created hereby, (D) furnishing to the Collateral Agent from time to time statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral in each case as the Collateral Agent may reasonably request, all in reasonable detail, (E) if any Collateral shall be in the possession of a third party, notifying such Person of the Collateral Agent’s security interest created hereby and obtaining a written acknowledgment from such Person, in form and substance reasonably satisfactory to the Collateral Agent, that such Person holds possession of the Collateral for the benefit of the Collateral Agent (for the ratable benefit of the Collateral Agent and the Noteholders), (F) if at any time after the date hereof, any Grantor acquires or holds any Commercial Tort Claim having a value in excess of $100,000, promptly notifying
Ann. Q-12

the Collateral Agent in a writing signed by such Grantor setting forth a brief description of such Commercial Tort Claim and granting to the Collateral Agent a Lien and security interest therein and in the Proceeds thereof, which writing shall incorporate the provisions hereof and shall be in form and substance reasonably satisfactory to the Collateral Agent and (G) taking all actions required by the Code or by other law, as applicable, in any relevant Code jurisdiction, or by other law as applicable in any foreign jurisdiction.
(b) Location of Collateral. Each Grantor will keep the Collateral (i) at the locations specified therefor on Schedule III hereto, or (ii) at such other locations set forth on Schedule III or in transit with common carriers or temporarily out for repair or in the possession of contract manufacturers and other service providers or in the temporary possession of employees outside of such locations under the ordinary course of business consistent with past practice (and with respect to which the Collateral Agent has filed financing statements and otherwise fully perfected its Liens thereon), or (iii) at such other locations in the United States, provided that thirty (30) days prior to any change in the location of any Collateral to such other location, or upon the acquisition of any Collateral to be kept at such other locations, the Grantors shall give the Collateral Agent written notice thereof and deliver to the Collateral Agent a new Schedule III indicating such new locations and such other written statements and schedules as the Collateral Agent may require.
(c) Condition of Equipment. Each Grantor will maintain or cause to be maintained and preserved in good condition, repair and working order, ordinary wear and tear and casualty excepted, the Equipment (necessary or useful to its business) and will forthwith, or in the case of any loss or damage to any such Equipment of any Grantor within a commercially reasonable time after the occurrence thereof, make or cause to be made all repairs, replacements and other improvements in connection therewith which are necessary or desirable, consistent with past practice, or which the Collateral Agent may request to such end. Any Grantor will promptly furnish to the Collateral Agent a statement describing in reasonable detail any such loss or damage in excess of $50,000 per occurrence to any Equipment.
(d) Each Grantor agrees to pay promptly when due all material taxes, assessments and governmental charges or levies imposed upon, and all material claims (including claims for labor, materials and supplies) against, the Equipment and Inventory, except to the extent the validity thereof is being contested in good faith by proper proceedings
(e) Insurance.
(i) Each Grantor will, at its own expense, maintain insurance (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks, in such form and with responsible and reputable insurance companies or associations as is required by any Governmental Authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated and in any event, in amount, adequacy and scope reasonably satisfactory to the Collateral Agent.
(ii) To the extent requested by the Collateral Agent at any time and from time to time, each such policy shall (A) name the Collateral Agent as an additional insured party and/or loss payee, as applicable, thereunder (without any representation or warranty by or obligation upon the Collateral Agent) as its interests may appear, and (B) provide that at least 30 days’ (or 10 days in the case of non-payment of premium) prior written notice of cancellation, lapse, expiration or other adverse change shall be given to the Collateral Agent by the insurer. Any Grantor will, if so requested by the Collateral Agent, deliver to the Collateral Agent original or duplicate policies of such insurance (including certificates demonstrating compliance with this Section 6(e)) and, as often as the Collateral Agent may reasonably request, a report of a reputable insurance broker with respect to such insurance. Any Grantor will also, at the request of the Collateral Agent, execute and deliver instruments of assignment of such insurance policies and use commercially reasonable efforts to cause the respective insurers to acknowledge notice of such assignment.
(iii) Following and during the continuance of an Event of Default, all insurance payments in respect of each Grantor’s properties and business shall, at the written request of the Collateral Agent, be paid to the Collateral Agent and applied as specified in Section hereof.
Ann. Q-13

(f) Provisions Concerning Name, Organization, Location, Accounts and Licenses.
(i) Each Grantor will (A) give the Collateral Agent at least ten (10) days’ prior written notice of any change in such Grantor’s name, identity or organizational structure, (B) maintain its jurisdiction of incorporation, organization or formation as set forth in Schedule I hereto, (C) promptly notify the Collateral Agent upon obtaining an organizational identification number, if on the date hereof such Grantor did not have such identification number, and (D) keep adequate records concerning the Collateral and permit representatives of the Collateral Agent during normal business hours on reasonable notice to such Grantor, to inspect and make abstracts from such records.
(ii) The Collateral Agent shall have the right at any time following the occurrence and during the continuance of an Event of Default to notify the Account Debtors or obligors under any Accounts of the assignment of such Accounts to the Collateral Agent and to direct such Account Debtors or obligors to make payment of all amounts due or to become due to any Grantor thereunder directly to the Collateral Agent or its designated agent and, upon such notification and at the expense of any Grantor and to the extent permitted by applicable law, to enforce collection of any such Accounts and to adjust, settle or compromise the amount or payment thereof, in the same manner and to the same extent as any Grantor might have done. After receipt by any Grantor of a notice from the Collateral Agent that the Collateral Agent has notified, intends to notify, or has enforced or intends to enforce any Grantor’s rights against the Account Debtors or obligors under any Accounts as referred to in the proviso to the immediately preceding sentence, (A) all amounts and proceeds (including, without limitation, Instruments) received by any Grantor in respect of the Accounts shall be received in trust for the benefit of the Collateral Agent hereunder (for the ratable benefit of the Collateral Agent and the Noteholders), shall be segregated from other funds of any Grantor and shall be forthwith paid over to the Collateral Agent in the same form as so received (with any necessary endorsement) to be applied as specified in Section hereof, and (B) no Grantor will adjust, settle or compromise the amount or payment of any Account or release wholly or partly any Account Debtor or obligor thereof or allow any credit or discount thereon. In addition, upon the occurrence and during the continuance of an Event of Default, the Collateral Agent may (in its sole and absolute discretion) direct any or all of the banks and financial institutions with which any Grantor either maintains a Deposit Account or a lockbox (including, without limitation, any Controlled Account) or deposits the proceeds of any Accounts to send promptly to the Collateral Agent by wire transfer (to such deposit account as the Collateral Agent shall specify, or in such other manner as the Collateral Agent shall direct) all or a portion of such Securities, cash, investments and other items held by such institution. Any such Securities, cash, investments and other items so received by the Collateral Agent shall be applied as specified in accordance with Section hereof
(iii) Each Grantor will duly perform and observe all of its material obligations under each material License and will take commercially reasonable actions to maintain such Licenses in full force and effect.
(g) Other Liens. No Grantor will create, suffer to exist or grant any Lien upon or with respect to any Collateral other than a Permitted Lien.
(h) Intellectual Property.
(i) If applicable, each Grantor shall duly execute and deliver the applicable Intellectual Property Security Agreement. Each Grantor will, and will use commercially reasonable efforts to cause its licensees to, maintain the Intellectual Property necessary for the conduct of its business in full force and effect; provided, however, that no Grantor shall have an obligation to use or to maintain any Intellectual Property (A) that relates solely to any product or work, that is no longer necessary or material or has been, or is in the process of being, discontinued, abandoned or terminated in the ordinary course of business and consistent with the exercise of reasonable business judgment, (B) that is being replaced with Intellectual Property substantially similar to the Intellectual Property that may be abandoned or otherwise become invalid, so long as the failure to use or maintain such Intellectual Property does not materially adversely affect the validity of such replacement Intellectual Property and so long as such replacement Intellectual Property is subject to the Lien created by this Agreement and does not have a material adverse effect on the business of any Grantor or (C) that is substantially the same as other Intellectual Property that is in full force, so long the failure to use or maintain such Intellectual Property does not materially adversely affect the validity of such replacement Intellectual Property and so long as such other Intellectual Property is
Ann. Q-14

subject to the Lien and security interest created by this Agreement and does not have a material adverse effect on the business of any Grantor. Each Grantor will take commercially reasonable actions before the United States Patent and Trademark Office and the United States Copyright Office or any similar office or agency in any other country or political subdivision thereof to maintain each registration of the Intellectual Property and application for registration of Intellectual Property that is owned by the Grantor and necessary for the conduct of its business (other than the Intellectual Property described in the proviso to the immediately preceding sentence), including, without limitation, filing of renewals, affidavits of use, affidavits of incontestability and opposition, interference and cancellation proceedings and payment of maintenance fees, filing fees, taxes or other governmental charges or fees. If any Intellectual Property necessary for the conduct of the Grantor’s business (other than Intellectual Property described in the proviso to the second sentence of subsection (i) of this clause (h)) is infringed, misappropriated, diluted or otherwise violated in any material respect by a third party, each Grantor shall (x) upon learning of such infringement, misappropriation, dilution or other violation, promptly notify the Collateral Agent and (y) promptly take such actions as such Grantor shall deem appropriate under the circumstances to protect such Intellectual Property. Each Grantor shall furnish to the Collateral Agent from time to time upon its reasonable request statements and schedules further identifying and describing any registrations or applications of Patent, Trademark or Copyright newly filed or acquired by the Grantor, following receipt by the Collateral Agent of any such statements or schedules, each Grantor shall modify this Agreement by amending Schedule II hereto, as the case may be, to include any Intellectual Property, as the case may be, which is or hereafter becomes part of the Collateral under this Agreement and shall execute and authenticate such documents and do such acts as shall be necessary or, in the reasonable judgment of the Collateral Agent, desirable to subject such Intellectual Property and Licenses to the Lien and security interest created by this Agreement. Notwithstanding anything herein to the contrary, upon the occurrence and during the continuance of an Event of Default, no Grantor may abandon, surrender or cancel or otherwise permit any material Intellectual Property to become abandoned, surrendered, cancelled or invalid without the prior written consent of the Collateral Agent (in its sole and absolute discretion), and if any material Intellectual Property is infringed, misappropriated, diluted or otherwise violated in any material respect by a third party, each Grantor will take such reasonable action as the Collateral Agent shall deem appropriate under the circumstances to protect such Intellectual Property.
(ii) Upon request of the Collateral Agent, any Grantor shall execute, authenticate and deliver any and all assignments, agreements, instruments, documents and papers as the Collateral Agent may reasonably request to evidence the Collateral Agent’s security interest hereunder in any registrations or applications of Patents, Trademark or Copyright newly filed or acquired by the Grantor and the General Intangibles of any Grantor relating thereto or represented thereby, and each Grantor hereby appoints the Collateral Agent its attorney-in-fact to execute and/or authenticate and file all such writings for the foregoing purposes, all acts of such attorney being hereby ratified and confirmed, and such power (being coupled with an interest) shall be irrevocable until all Obligations are fully performed and Paid in Full.
(i) [Reserved]
(j) Pledged Accounts. Section 14(p) of the Notes is hereby incorporated by reference.
(k) Control. Each Grantor hereby agrees to take any or all action that may be reasonably necessary or that the Collateral Agent may reasonably request in order for the Collateral Agent to obtain “control” in accordance with Sections 9-105 through 9-107 of the Code with respect to the following Collateral: (i) Electronic Chattel Paper, (ii) Investment Property, and (iii) Letter-of-Credit Rights, in each case, having a value in excess of $250,000.
(l) Inspection and Reporting. Each Grantor shall permit the Collateral Agent, or any agent or representatives thereof or such attorneys, accountant or other professionals or other Persons as the Collateral Agent may designate (at Grantors’ sole cost and expense), in each case (except during the continuation of an Event of Default) during normal business hours on reasonable notice to such Grantor and in a manner that will not unreasonably burden the business operations of any Grantor, (i) to examine and make copies of and abstracts from any Grantor’s Records and books of account, (ii) to visit and inspect its properties, (iii) to verify materials, leases, Instruments, Accounts, Inventory and other assets of any Grantor from time to time, and (iv) to conduct audits, physical counts, appraisals, valuations and/or examinations at the locations of any Grantor. Each Grantor
Ann. Q-15

shall also permit the Collateral Agent, or any agent or representatives thereof or such attorneys, accountants or other professionals or other Persons as the Collateral Agent may designate to discuss such Grantor’s affairs, finances and accounts with any of its directors, officers, attorneys, or independent accountants.
(m) Future Subsidiaries. If any Grantor hereafter creates or acquires any Subsidiary (other than an Excluded Subsidiary), within thirty (30) days following the creation or acquisition of such Subsidiary, such Grantor shall (i) if such Subsidiary is a Domestic Subsidiary, cause such Subsidiary to become a party to this Agreement as an additional “Grantor” hereunder, (ii) deliver to the Collateral Agent updated Schedules to this Agreement, as appropriate (including, without limitation, an updated Schedule IV to reflect the grant by such Grantor of a Lien on and security interest in all Pledged Debt and Pledged Equity now or hereafter owned by such Grantor), (iii) if such Subsidiary is a Domestic Subsidiary, cause such Subsidiary to duly execute and deliver a guaranty of the Obligations in favor of the Collateral Agent in form and substance acceptable to the Collateral Agent, (iv) deliver to the Collateral Agent the stock certificates representing all of the Capital Stock of such Subsidiary, along with undated stock powers for each such certificates, executed in blank (or, if any such shares of Capital Stock are uncertificated, confirmation and evidence reasonably satisfactory to the Collateral Agent that the security interest in such uncertificated securities has been transferred to and perfected by the Collateral Agent, in accordance with Section 8-106 of the Code or any other similar or local or foreign law that may be applicable), and (v) duly execute and/or cause to be delivered to the Collateral Agent, in form and substance acceptable to the Collateral Agent, such opinions of counsel and other documents as the Collateral Agent shall reasonably request with respect thereto; provided, however, that no Grantor shall be required to pledge any Excluded Collateral. Each Grantor hereby authorizes the Collateral Agent to attach such updated Schedules to this Agreement and agrees that all Pledged Equity and Pledged Debt listed on any updated Schedule delivered to the Collateral Agent shall for all purposes hereunder be considered Collateral. The Grantors agree that the pledge of the shares of Capital Stock acquired by a Grantor of a Foreign Subsidiary (other than an Excluded Subsidiary) may be supplemented by one or more separate pledge agreements, deeds of pledge, share charges, or other similar agreements or instruments, executed and delivered by the relevant Grantor in favor of the Collateral Agent, which pledge agreements will provide for the pledge of such shares of Capital Stock in accordance with the laws of the applicable foreign jurisdiction. With respect to such shares of Capital Stock, the Collateral Agent may, at any time and from time to time, in its sole discretion, take actions in such foreign jurisdictions that will result in the perfection of the Lien created in such shares of Capital Stock.
SECTION 7. Additional Provisions Concerning the Collateral.
(a) To the maximum extent permitted by applicable law, and for the purpose of taking any action that the Collateral Agent may deem necessary or advisable to accomplish the purposes of this Agreement, each Grantor hereby (i) authorizes the Collateral Agent at any time and from time to time to file, one or more financing or continuation statements, and amendments thereto, relating to the Collateral (including, without limitation, any such financing statements that (A) describe the Collateral as “all assets” or “all personal property” (or words of similar effect) or that describe or identify the Collateral by type or in any other manner as the Collateral Agent may determine regardless of whether any particular asset of such Grantor falls within the scope of Article 9 of the Code or whether any particular asset of such Grantor constitutes part of the Collateral, and (B) contain any other information required by Part 5 of Article 9 of the Code for the sufficiency or filing office acceptance of any financing statement, continuation statement or amendment, including, without limitation, whether such Grantor is an organization, the type of organization and any organizational identification number issued to such Grantor) and (iii) ratifies such authorization to the extent that the Collateral Agent has filed any such financing or continuation statements, or amendments thereto, prior to the date hereof. A photocopy or other reproduction of this Agreement or any financing statement covering the Collateral or any part thereof shall be sufficient as a financing statement where permitted by law.
(b) Each Grantor hereby irrevocably appoints the Collateral Agent as its attorney-in-fact and proxy, with full authority in the place and stead of such Grantor and in the name of such Grantor or otherwise, in the Collateral Agent’s discretion, solely following the occurrence and during the continuance of an Event of Default, to take any action and to execute any instrument which the Collateral Agent may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, (i) to obtain and adjust insurance required to be paid to the Collateral Agent pursuant to Section hereof, (ii) to ask, demand, collect, sue for, recover, compound, receive and give acquittance and receipts for moneys due and to become due under or in respect of any Collateral, (iii) to receive, endorse, and collect any drafts or other Instruments, Documents and
Ann. Q-16

Chattel Paper in connection with clause (i) or (ii) above, (iv) to file any claims or take any action or institute any action, suit or proceedings which the Collateral Agent may deem necessary or desirable for the collection of any Collateral or otherwise to enforce the rights of the Collateral Agent and the Noteholders with respect to any Collateral, (v) to execute assignments, licenses and other documents to enforce the rights of the Collateral Agent and the Noteholders with respect to any Collateral, and (vi) to verify any and all information with respect to any and all Accounts. This power is coupled with an interest and is irrevocable until all of the Obligations are fully performed and Paid in Full.
(c) For the purpose of enabling the Collateral Agent to exercise rights and remedies hereunder, at such time as the Collateral Agent shall be lawfully entitled to exercise such rights and remedies, and for no other purpose, each Grantor hereby grants to the Collateral Agent, to the extent assignable, an irrevocable (but terminable in accordance with this clause (c)), non-exclusive license (exercisable without payment of royalty or other compensation to any Grantor) to use, assign, license or sublicense any Intellectual Property in which such Grantor now or hereafter has any right, title or interest, wherever the same may be located, including, without limitation, in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer programs used for the compilation or printout thereof, to the extent that such license is permissible under the Grantor’s agreements with third parties regarding such Intellectual Property and applicable law; provided that (i) such license may be exercised, at the option of the Collateral Agent, only when an Event of Default exists and is continuing, and (ii) any license or sublicense granted by the Collateral Agent to a third party with respect to such Intellectual Property shall include reasonable and customary terms and conditions necessary to preserve the existence, validity and value of the affected Intellectual Property, including provisions requiring the continuing confidential handling of trade secrets, provisions requiring the use of appropriate notices and prohibiting the use of false notices, quality control and inurement provisions with regard to Trademarks, patent designation provisions with regard to Patents, copyright notices and restrictions on decompilation and reverse engineering of copyrighted software. Notwithstanding anything contained herein to the contrary, but subject to the provisions of the Securities Purchase Agreement that limit the right of any Grantor to dispose of its property, and Section and Section hereof, so long as no Event of Default shall have occurred and be continuing, any Grantor may exploit, use, enjoy, protect, license, sublicense, assign, sell, dispose of or take other actions with respect to the Intellectual Property in the ordinary course of its business and as otherwise expressly permitted by any of the other Transaction Documents. In furtherance of the foregoing, unless an Event of Default shall have occurred and be continuing, the Collateral Agent shall from time to time, upon the request of any Grantor, execute and deliver any instruments, certificates or other documents, in the form so requested, which such Grantor shall have certified are appropriate (in such Grantor’s judgment) to allow it to take any action permitted above (including relinquishment of the license provided pursuant to this clause (c) as to any Intellectual Property). Further, upon the full performance and Payment in Full of all of the Obligations, the Collateral Agent (subject to Section hereof) shall release and reassign to any Grantor all of the Collateral Agent’s right, title and interest in and to the Intellectual Property, and the Licenses, all without recourse, representation or warranty whatsoever. The exercise of rights and remedies hereunder by the Collateral Agent shall not terminate the rights of the holders of any licenses or sublicenses theretofore granted by each Grantor in accordance with the second sentence of this clause (c). Each Grantor hereby releases the Collateral Agent from any claims, causes of action and demands at any time arising out of or with respect to any actions taken or omitted to be taken by the Collateral Agent under the powers of attorney granted herein other than actions taken or omitted to be taken through the Collateral Agent’s gross negligence or willful misconduct, as determined by a final judgment of a court of competent jurisdiction no longer subject to appeal.
(d) If any Grantor fails to perform any agreement or obligation contained herein beyond the expiration of any applicable cure period, the Collateral Agent may itself perform, or cause performance of, such agreement or obligation, in the name of such Grantor or the Collateral Agent, and the expenses of the Collateral Agent incurred in connection therewith shall be payable by such Grantor pursuant to Section 9 hereof and such obligation shall be secured by the Collateral.
(e) The powers conferred on the Collateral Agent hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder, the Collateral Agent shall have no duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral.
Ann. Q-17

(f) Anything herein to the contrary notwithstanding (i) each Grantor shall remain liable under the Licenses and otherwise with respect to any of the Collateral to the extent set forth therein to perform all of its obligations thereunder to the same extent as if this Agreement had not been executed, (ii) the exercise by the Collateral Agent of any of its rights or remedies hereunder shall not release any Grantor from any of its obligations under the Licenses or otherwise in respect of the Collateral, and (iii) the Collateral Agent shall not have any obligation or liability by reason of this Agreement under the Licenses or with respect to any of the other Collateral, nor shall the Collateral Agent be obligated to perform any of the obligations or duties of any Grantor thereunder or to take any action to collect or enforce any claim for payment assigned hereunder
SECTION 8. Remedies Upon Event of Default; Application of Proceeds. If any Event of Default shall have occurred and be continuing:
(a) The Collateral Agent may exercise in respect of the Collateral, in addition to any other rights and remedies provided for herein, in any other Transaction Document or otherwise available to it, all of the rights and remedies of a secured party upon default under the Code (whether or not the Code applies to the affected Collateral), and also may (i) take absolute control of the Collateral, including, without limitation, transfer into the Collateral Agent’s name or into the name of its nominee or nominees (to the extent the Collateral Agent has not theretofore done so) and thereafter receive, for the ratable benefit of itself and the Noteholders, all payments made thereon, give all consents, waivers and ratifications in respect thereof and otherwise act with respect thereto as though it were the outright owner thereof, (ii) require each Grantor to, and each Grantor hereby agrees that it will at its expense and upon request of the Collateral Agent forthwith, assemble all or part of its respective Collateral as directed by the Collateral Agent and make it available to the Collateral Agent at a place or places to be designated by the Collateral Agent that is reasonably convenient to both parties, and the Collateral Agent may enter into and occupy any premises owned or leased by any Grantor where the Collateral or any part thereof is located or assembled for a reasonable period in order to effectuate the Collateral Agent’s rights and remedies hereunder or under law, without obligation to any Grantor in respect of such occupation, and (iii) without notice except as specified below and without any obligation to prepare or process the Collateral for sale, (A) sell the Collateral or any part thereof in one or more parcels at public or private sale (including, without limitation, by credit bid), at any of the Collateral Agent’s offices or elsewhere, for cash, on credit or for future delivery, and at such price or prices and upon such other terms as the Collateral Agent may deem commercially reasonable and/or (B) lease, license or dispose of the Collateral or any part thereof upon such terms as the Collateral Agent may deem commercially reasonable. Each Grantor agrees that, to the extent notice of sale or any other disposition of its respective Collateral shall be required by law, at least ten (10) days’ notice to any Grantor of the time and place of any public sale or the time after which any private sale or other disposition of its respective Collateral is to be made shall constitute reasonable notification. The Collateral Agent shall not be obligated to make any sale or other disposition of any Collateral regardless of notice of sale having been given. The Collateral Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Each Grantor hereby waives any claims against the Collateral Agent and the Noteholders arising by reason of the fact that the price at which its respective Collateral may have been sold at a private sale was less than the price which might have been obtained at a public sale or was less than the aggregate amount of the Obligations, even if the Collateral Agent accepts the first offer received and does not offer such Collateral to more than one offeree, and waives all rights that any Grantor may have to require that all or any part of such Collateral be marshaled upon any sale (public or private) thereof. Each Grantor hereby acknowledges that (i) any such sale of its respective Collateral by the Collateral Agent shall be made without warranty, (ii) the Collateral Agent may specifically disclaim any warranties of title, possession, quiet enjoyment or the like, and (iii) such actions set forth in clauses (i) and (ii) above shall not adversely affect the commercial reasonableness of any such sale of Collateral. In addition to the foregoing, (1) upon written notice to any Grantor from the Collateral Agent after and during the continuance of an Event of Default, such Grantor shall cease any use of the Intellectual Property including in the Collateral for any purpose described in such notice; (2) the Collateral Agent may, at any time and from time to time after and during the continuance of an Event of Default, upon ten (10) days’ prior notice to such Grantor, license, whether general, special or otherwise, and whether on an exclusive or a non-exclusive basis, any of the Intellectual Property, throughout the universe for such term or terms, on such conditions, and in such manner, as the Collateral Agent shall in its sole discretion determine; and (3) the Collateral Agent may, at any time, pursuant to the authority granted in Section 7 hereof or otherwise (such
Ann. Q-18

authority being effective upon the occurrence and during the continuance of an Event of Default), execute and deliver on behalf of such Grantor, one or more instruments of assignment of the Intellectual Property (or any application or registration thereof), in form suitable for filing, recording or registration in any country.
(b) Any cash held by the Collateral Agent as Collateral and all Cash Proceeds received by the Collateral Agent in respect of any sale or disposition of or collection from, or other realization upon, all or any part of the Collateral shall be applied as follows (subject to the provisions of the Securities Purchase Agreement): first, to pay any fees, indemnities or expense reimbursements then due to the Collateral Agent (including, without limitation, those described in Section 9 hereof); second, to pay any fees, indemnities or expense reimbursements then due to the Noteholders, on a pro rata basis; third to pay interest due under the Notes owing to the Noteholders, on a pro rata basis; fourth, to pay or prepay principal in respect of the Notes, whether or not then due, owing to the Noteholders, on a pro rata basis; fifth, to pay or prepay any other Obligations, whether or not then due, in such order and manner as the Collateral Agent shall elect, consistent with the provisions of the Securities Purchase Agreement. Any surplus of such cash or Cash Proceeds held by the Collateral Agent and remaining after the full performance and Payment in Full of all of the Obligations shall be paid over to whomsoever shall be lawfully entitled to receive the same or as a court of competent jurisdiction shall direct.
(c) In the event that the proceeds of any such sale, disposition, collection or realization are insufficient to pay all amounts to which the Collateral Agent and the Noteholders are legally entitled, each Grantor shall be, jointly and severally, liable for the deficiency, together with interest thereon at the highest rate specified in the Notes for interest on overdue principal thereof or such other rate as shall be fixed by applicable law, together with the costs of collection and the reasonable and documented out-of-pocket fees, costs, expenses and other charges of any attorneys employed by the Collateral Agent to collect such deficiency.
(d) To the extent that applicable law imposes duties on the Collateral Agent to exercise rights and remedies in a commercially reasonable manner, each Grantor acknowledges and agrees that it is commercially reasonable for the Collateral Agent (i) to fail to incur expenses deemed significant by the Collateral Agent to prepare Collateral for disposition or otherwise to transform raw material or work in process into finished goods or other finished products for disposition, (ii) to fail to obtain third party consents for access to Collateral to be disposed of, or to obtain or, if not required by other law, to fail to obtain governmental or third party consents for the collection or disposition of Collateral to be collected or disposed of, (iii) to fail to exercise collection remedies against Account Debtors or other Persons obligated on Collateral or to remove Liens on or any adverse claims against Collateral, (iv) to exercise collection remedies against Account Debtors and other Persons obligated on Collateral directly or through the use of collection agencies and other collection specialists, (v) to advertise dispositions of Collateral through publications or media of general circulation, whether or not the Collateral is of a specialized nature, (vi) to contact other Persons, whether or not in the same business as any Grantor, for expressions of interest in acquiring all or any portion of such Collateral, (vii) to hire one or more professional auctioneers to assist in the disposition of Collateral, whether or not the Collateral is of a specialized nature, (viii) to dispose of Collateral by utilizing internet sites that provide for the auction of assets of the types included in the Collateral or that have the reasonable capacity of doing so, or that match buyers and sellers of assets, (ix) to dispose of assets in wholesale rather than retail markets, (x) to disclaim disposition warranties, such as title, possession or quiet enjoyment, (xi) to purchase insurance or credit enhancements to insure the Collateral Agent against risks of loss, collection or disposition of Collateral or to provide to the Collateral Agent a guaranteed return from the collection or disposition of Collateral, or (xii) to the extent deemed appropriate by the Collateral Agent, to obtain the services of brokers, investment bankers, consultants, attorneys and other professionals to assist the Collateral Agent in the collection or disposition of any of the Collateral. Each Grantor acknowledges that the purpose of this section is to provide non-exhaustive indications of what actions or omissions by the Collateral Agent would be commercially reasonable in the Collateral Agent’s exercise of rights and remedies against the Collateral and that other actions or omissions by the Collateral Agent shall not be deemed commercially unreasonable solely on account of not being indicated in this section. Without limitation of the foregoing, nothing contained in this section shall be construed to grant any rights to any Grantor or to impose any duties on the Collateral Agent that would not have been granted or imposed by this Agreement or by applicable law in the absence of this section.
(e) The Collateral Agent shall not be required to marshal any present or future collateral security (including, but not limited to, this Agreement and the Collateral) for, or other assurances of payment of, the Obligations or any of them or to resort to such collateral security or other assurances of payment in any
Ann. Q-19

particular order, and all of the Collateral Agent’s rights and remedies hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights and remedies, however existing or arising. To the extent that any Grantor lawfully may, each Grantor hereby agrees that it will not invoke any law relating to the marshaling of collateral which might cause delay in or impede the enforcement of the Collateral Agent’s rights and remedies under this Agreement or under any other instrument creating or evidencing any of the Obligations or under which any of the Obligations is outstanding or by which any of the Obligations is secured or payment thereof is otherwise assured, and, to the extent that it lawfully may, each Grantor hereby irrevocably waives the benefits of all such laws.
SECTION 9. Indemnity and Expenses. Section 9(k) and Section 4(v) of the Securities Purchase Agreement are hereby incorporated by reference herein, mutatis mutandis.
SECTION 10. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed (by certified mail, first-class postage prepaid and return receipt requested), telecopied, e-mailed or delivered, if to any Grantor, to the Company’s address, or if to the Collateral Agent or any Noteholder, to it at its respective address, each as set forth in Section 9(f) of the Securities Purchase Agreement; or as to any such Person, at such other address as shall be designated by such Person in a written notice to all other parties hereto complying as to delivery with the terms of this Section 10. All such notices and other communications shall be effective (a) if sent by certified mail, return receipt requested, when received or five Business Days after deposited in the mails, whichever occurs first, (b) if telecopied or e-mailed, when transmitted (during normal business hours) and confirmation is received, and otherwise, the day after the notice or communication was transmitted and confirmation is received, or (c) if delivered in person, upon delivery. For the avoidance of doubt, all Foreign Subsidiaries, as Grantors, hereby appoint the Company as its agent for receipt of service of process and all notices and other communications in the United States at the address specified below.
SECTION 11. Miscellaneous.
(a) No amendment of any provision of this Agreement shall be effective unless it is in writing and signed by each Grantor and the Required Holders (or Collateral Agent as approved by the Required Holders), and no waiver of any provision of this Agreement, and no consent to any departure by each Grantor therefrom, shall be effective unless it is in writing and signed by each Grantor and the Required Holders (or Collateral Agent as approved by the Required Holders), and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No amendment, modification or waiver of this Agreement shall be effective to the extent that it (1) applies to fewer than all of the holders of Notes or (2) imposes any obligation or liability on any holder of Notes without such holder’s prior written consent (which may be granted or withheld in such holder’s sole and absolute discretion).
(b) No failure on the part of the Collateral Agent to exercise, and no delay in exercising, any right or remedy hereunder or under any of the other Transaction Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies of the Collateral Agent or any Noteholder provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights and remedies of the Collateral Agent or any Noteholder under any of the other Transaction Documents against any party thereto are not conditional or contingent on any attempt by such Person to exercise any of its rights or remedies under any of the other Transaction Documents against such party or against any other Person, including but not limited to, any Grantor.
(c) Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.
(d) This Agreement shall create a continuing Lien on and security interest in the Collateral and shall (i) remain in full force and effect until the Payment in Full of the Obligations, and (ii) be binding on each Grantor and all other Persons who become bound as debtor to this Agreement in accordance with Section 9-203(d) of the Code and shall inure, together with all rights and remedies of the Collateral Agent and the Noteholders hereunder, to the ratable benefit of the Collateral Agent and the Noteholders and their respective permitted successors, transferees and assigns. Without limiting the generality of clause (ii) of the immediately preceding sentence, without notice to any Grantor, solely in connection with a transfer of the Notes permitted by the Transaction Documents, the Collateral Agent and
Ann. Q-20

the Noteholders may assign or otherwise transfer their rights and obligations under this Agreement and any of the other Transaction Documents, to any other Person and such other Person shall thereupon become vested with all of the benefits in respect thereof granted to the Collateral Agent and the Noteholders herein or otherwise. Upon any such assignment or transfer, all references in this Agreement to the Collateral Agent or any such Noteholder shall mean the assignee of the Collateral Agent or such Noteholder. None of the rights or obligations of any Grantor hereunder may be assigned, delegated or otherwise transferred without the prior written consent of the Collateral Agent in its sole and absolute discretion, and any such assignment, delegation or transfer without such consent of the Collateral Agent shall be null and void.
(e) Upon the Payment in Full of the Obligations, (i) this Agreement and the security interests created hereby shall terminate and all rights to the Collateral shall revert to the respective Grantor that granted such security interests hereunder, and (ii) the Collateral Agent will, upon any Grantor’s request and at such Grantor’s expense, (A) return to such Grantor such of the Collateral as shall not have been sold or otherwise disposed of or applied pursuant to the terms hereof and (B) execute and deliver to such Grantor such documents as such Grantor shall reasonably request to evidence such termination, all without any representation, warranty or recourse whatsoever.
(f) Governing Law; Jurisdiction; Jury Trial.
(i) All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any provision or rule of law (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdiction other than the State of New York.
(ii) Each Grantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or under any of the other Transaction Documents or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim, defense or objection that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under Section 9(f) of the Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Collateral Agent or the Noteholders from bringing suit or taking other legal action against any Grantor in any other jurisdiction to collect on a Grantor’s obligations or to enforce a judgment or other court ruling in favor of the Collateral Agent or a Noteholder.
(iii) WAIVER OF JURY TRIAL, ETC. EACH GRANTOR IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.
(iv) Each Grantor irrevocably and unconditionally waives any right it may have to claim or recover in any legal action, suit or proceeding referred to in this Section any special, exemplary, indirect, incidental, punitive or consequential damages.
(g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.
(h) This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together constitute one and the same Agreement. Delivery of any executed counterpart of a signature page of this Agreement by pdf, facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.
Ann. Q-21

(i) This Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Obligations is rescinded or must otherwise be returned by the Collateral Agent, any Noteholder or any other Person (upon (i) the occurrence of any Insolvency Proceeding of any of the Company or any Grantor or (ii) otherwise, in all cases as though such payment had not been made).
[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]
Ann. Q-22

IN WITNESS WHEREOF, each Grantor has caused this Agreement to be executed and delivered by its officer thereunto duly authorized, as of the date first above written.
GRANTORS

AJA HOLDCO, INC.

By:
Name:
Title:
ADAGIO MEDICAL, INC.

(F/K/A ARYA SCIENCES ACQUISITION CORP IV)

By:
Name:
Title:
ACCEPTED BY:

ALLEGRO MANAGEMENT LLC, as Collateral Agent

By:
Name:
Title:
Ann. Q-23

EXHIBIT A

FORM OF INTELLECTUAL PROPERTY SECURITY AGREEMENT

INTELLECTUAL PROPERTY SECURITY AGREEMENT
This INTELLECTUAL PROPERTY SECURITY AGREEMENT (as amended, modified, supplemented, renewed, restated or replaced from time to time, this “IP Security Agreement”), dated [  , 2024], is made by the Persons listed on the signature pages hereof (collectively, the “Grantors”) in favor of Allegro Management LLC, in its capacity as collateral agent (the “Collateral Agent”) for the Noteholders. All capitalized terms not otherwise defined herein shall have the meanings respectively ascribed thereto in the Security Agreement (as defined below).
WHEREAS, AJA Holdco, Inc., a company organized under the laws of the State of Delaware (the “Company”) and each party listed as a “Buyer” therein (collectively, the “Buyers”) are parties to that certain Securities Purchase Agreement, dated [   , 2024], pursuant to which the Company shall be required to sell, and the Buyers shall purchase or have the right to purchase, the “Notes” (as defined therein) issued pursuant thereto (as such Notes may be amended, modified, supplemented, renewed, restated or replaced from time to time in accordance with the terms thereof, collectively, the “Notes”);
WHEREAS, it is a condition precedent to the purchase of the Notes under the Securities Purchase Agreement that each Grantor has executed and delivered that certain Security and Pledge Agreement, dated [   , 2024], made by the Grantors to the Collateral Agent (as amended, modified, supplemented, renewed, restated or replaced from time to time, the “Security Agreement”); and
WHEREAS, under the terms of the Security Agreement, the Grantors have granted to the Collateral Agent, for the ratable benefit of the Collateral Agent and the Noteholders, a Lien on and security interest in, among other property, certain intellectual property of the Grantors, and have agreed as a condition thereof to execute this IP Security Agreement for recording with the U.S. Patent and Trademark Office, the United States Copyright Office and other governmental authorities.
WHEREAS, the Grantors have determined that the execution, delivery and performance of this IP Security Agreement directly benefits, and is in the best interest of, the Grantors.
NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Buyers to perform under the Securities Purchase Agreement, each Grantor agrees with the Collateral Agent, for the ratable benefit of the Collateral Agent and the Noteholders, as follows
SECTION 1. Grant of Security. As collateral security for the due and punctual payment and performance in full of the Obligations, as and when due, each Grantor hereby pledges to the Collateral Agent, its successors and permitted assigns, and hereby grants to the Collateral Agent, its successors and permitted assigns, for the ratable benefit of the Collateral Agent and the Noteholders, a continuing Lien on and security interest in, all of such Grantor’s right, title and interest in, to and under the following (the “Collateral”):
(i) the Patents and Patent applications set forth in Schedule A hereto;
(ii) the Trademark and service mark registrations and applications set forth in Schedule B hereto (provided that no security interest shall be granted in United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant, attachment or perfection of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications or any registrations resulting therefrom under applicable federal law), together with the goodwill symbolized thereby;
(iii) all Copyrights, including without limitation the copyright registrations and applications and exclusive copyright licenses set forth in Schedule C hereto;
(iv) all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations of any of the foregoing, all rights in the foregoing provided by international treaties or conventions, all rights corresponding thereto throughout the world and all other rights of any kind whatsoever of such Grantor accruing thereunder or pertaining thereto;
(v) any and all claims for damages and injunctive relief for past, present and future infringement, dilution, misappropriation, violation, misuse or breach with respect to any of the foregoing, with the right, but not the obligation, to sue for and collect, or otherwise recover, such damages; and
Ann. Q-24

(vi) any and all Proceeds, including without limitation Cash and Noncash Proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and Supporting Obligations relating to, any and all of the collateral of or arising from any of the foregoing;
provided that, notwithstanding anything herein to the contrary, the term “Collateral” as used herein shall not include any Excluded Collateral.
SECTION 2. Security for Obligations. The grant of a Lien on and security interest in, the Collateral by each Grantor under this IP Security Agreement constitutes continuing collateral security for the payment and performance of all Obligations of such Grantor now or hereafter existing under or in respect of the Notes and the Note Documents, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, premiums, penalties, fees, indemnifications, contract causes of action, costs, expenses or otherwise.
SECTION 3. Recordation. Each Grantor authorizes and requests that the Register of Copyrights, the Commissioner for Patents and the Commissioner for Trademarks and any other applicable government officer record this IP Security Agreement.
SECTION 4. Execution in Counterparts. This IP Security Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together constitute one and the same Agreement.
SECTION 5. Grants, Rights and Remedies. This IP Security Agreement has been entered into in conjunction with the provisions of the Security Agreement. Each Grantor does hereby acknowledge and confirm that the grant of the Lien and security interest hereunder to, and the rights and remedies of, the Collateral Agent with respect to the Collateral are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated herein by reference as if fully set forth herein.
SECTION 6. Governing Law; Jurisdiction; Jury Trial.
(i) All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any provision or rule of law (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdiction other than the State of New York.
(ii) Each Grantor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or under any of the other Transaction Documents or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim, defense or objection that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under Section 9(f) of the Securities Purchase Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Collateral Agent or the Noteholders from bringing suit or taking other legal action against any Grantor in any other jurisdiction to collect on a Grantor’s obligations or to enforce a judgment or other court ruling in favor of the Collateral Agent or a Noteholder.
(iii) WAIVER OF JURY TRIAL, ETC. EACH GRANTOR IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.
(iv) Each Grantor irrevocably and unconditionally waives any right it may have to claim or recover in any legal action, suit or proceeding referred to in this Section any special, exemplary, indirect, incidental, punitive or consequential damages.
[The remainder of the page is intentionally left blank]
Ann. Q-25

IN WITNESS WHEREOF, each Grantor has caused this Agreement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.
AJA Holdco, Inc.

By:
Name:
Title:

Address for Notices

26051 Merit Circle, Suite 102,
Laguna Hills, California, 92653
Ann. Q-26

IN WITNESS WHEREOF, each Grantor has caused this Agreement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.
Adagio Medical, Inc. (f/k/a ARYA Sciences Acquisition Corp IV)

By:
Name:
Title:

Address for Notices

26051 Merit Circle, Suite 102,
Laguna Hills, California, 92653
Ann. Q-27

Schedules
(Intentionally omitted)
Ann. Q-28

Annex R
FORM OF CONVERT
REGISTRATION RIGHTS AGREEMENT
This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [   ], 2024, is by and among Aja Holdco, Inc., a Delaware corporation with offices located at [ADDRESS] (the “Company”), and the undersigned buyers (each, a “Buyer,” and collectively, the “Buyers”).
RECITALS
A. In connection with the Securities Purchase Agreement by and among the parties hereto and Perceptive Perceptive Life Sciences Master Fund, Ltd, a Cayman Islands exempted company (“Perceptive”), dated as of    , 2024 (the “Securities Purchase Agreement”), the Company has agreed, upon the terms and subject to the conditions of the Securities Purchase Agreement, to issue and sell to each Buyer and Perceptive (i) the Notes (as defined in the Securities Purchase Agreement) which will be convertible into Conversion Shares (as defined in the Securities Purchase Agreement) in accordance with the terms of the Notes and (ii) the Warrants (as defined in the Securities Purchase Agreement) which will be exercisable to purchase Warrant Shares (as defined in the Securities Purchase Agreement) in accordance with the terms of the Warrants.
B. To induce the Buyers to consummate the transactions contemplated by the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “1933 Act”), and applicable state securities laws.
AGREEMENT
NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Buyers hereby agree as follows:
1. Definitions.
Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:
(a) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York generally are open for use by customers on such day.
(b) “Closing” shall have the meaning set forth in the Securities Purchase Agreement.
(c) “Closing Date” shall have the meaning set forth in the Securities Purchase Agreement.
(c) “Effective Date” means the date that the applicable Registration Statement has been declared effective by the SEC.
(d) “Effectiveness Deadline” means (i) with respect to the initial Registration Statement required to be filed pursuant to Section 2(a), the earlier of the (A) 90th calendar day after the Closing Date and (B) 2nd Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review and (ii) with respect to any additional Registration Statements that may be required to be filed by the Company pursuant to this Agreement, the earlier of the (A) 90th calendar day following the date on which the Company was required to file such additional Registration Statement and (B) 2nd Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review.
Ann. R-1

(e) “Filing Deadline” means (i) with respect to the initial Registration Statement required to be filed pursuant to Section 2(a), the 45th calendar day after the Closing Date and (ii) with respect to any additional Registration Statements that may be required to be filed by the Company pursuant to this Agreement, the date on which the Company was required to file such additional Registration Statement pursuant to the terms of this Agreement.
(f) “Investor” means any Buyer or any transferee or assignee of any Registrable Securities, Notes originally issued to any Buyer or Warrants originally issued to any Buyer, as applicable, other than any transferee or assignee upon a registered offering or sale pursuant to Rule 144 of the 1933 Act, to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9 and any transferee or assignee thereof to whom a transferee or assignee of any such Registrable Securities, Notes or Warrants, as applicable, assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9.
(g) “Investor Rights Agreement” means that certain investor rights agreement, dated [  ], 2024, by and among the Company, ARYA Sciences Acquisition Corp IV (the “SPAC”), ARYA Sciences Holdings IV, certain directors of the SPAC named therein (the “Independent Directors”), Perceptive Life Sciences Master Fund Ltd. (“Perceptive”), and certain shareholders of Adagio Medical, Inc. named therein (the “Adagio Shareholders”).
(h) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization or a government or any department or agency thereof.
(i) “register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements in compliance with the 1933 Act and pursuant to Rule 415 and the declaration of effectiveness of such Registration Statement(s) by the SEC.
(j) “Registrable Securities” means (i) the Conversion Shares, (ii) the Warrant Shares and (iii) any capital stock of the Company issued or issuable with respect to the Conversion Shares, the Warrant Shares, the Notes or the Warrants, including, without limitation, (1) as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise and (2) shares of capital stock of the Company into which the shares of Common Stock (as defined in the Notes) are converted or exchanged and shares of capital stock of a Successor Entity (as defined in the Warrants) into which the shares of Common Stock are converted or exchanged, in each case, without regard to any limitations on conversion of the Notes or exercise of the Warrants; provided, solely for the purposes of this Agreement, the Conversion Shares issuable upon conversion of Notes originally issued to Perceptive and the Warrant Shares issuable upon exercise of Warrants originally issued to Perceptive shall not be “Registrable Securities” hereunder.
(k) “Registration Statement” means any registration statement or registration statements of the Company filed under the 1933 Act covering Registrable Securities.
(l) “Required Holders” shall have the meaning as set forth in the Securities Purchase Agreement.
(m) “Required Registration Amount” means, as of any time of determination, the sum of (i) 200% of the maximum number of Conversion Shares issuable upon conversion of the Notes originally issued to any Buyer (assuming for purposes hereof that (x) such Notes are convertible at the Alternate Conversion Price (as defined in the Notes) assuming an Alternate Conversion Date (as defined in the Notes) as of such time of determination, (y) interest on such Notes shall accrue through the second anniversary of the Closing Date and will be converted in shares of Common Stock at the Alternate Conversion Price assuming an Alternate Conversion Date as of such time of determination and (z) any such conversion shall not take into account any limitations on the conversion of such Notes set forth in the Notes) and (ii) the maximum number of Warrant Shares issuable upon exercise of the Warrants originally issued to any Buyer (without taking into account any limitations on the exercise of such Warrants set forth therein), all subject to adjustment as provided in Section 2(d) and/or Section 2(f).
(n) “Rule 144” means Rule 144 promulgated by the SEC under the 1933 Act, as such rule may be amended from time to time, or any other similar or successor rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration.
Ann. R-2

(o) “Rule 415” means Rule 415 promulgated by the SEC under the 1933 Act, as such rule may be amended from time to time, or any other similar or successor rule or regulation of the SEC providing for offering securities on a continuous or delayed basis.
(p) “SEC” means the United States Securities and Exchange Commission or any successor thereto.
2. Registration.
(a) Mandatory Registration. The Company shall prepare and, as soon as practicable, but in no event later than the Filing Deadline, file with the SEC an initial Registration Statement on Form S-3 covering the resale of all of the Registrable Securities, provided that such initial Registration Statement shall register for resale at least the number of shares of Common Stock equal to the Required Registration Amount as of the date such Registration Statement is initially filed with the SEC; provided further that if Form S-3 is unavailable for such a registration, the Company shall use such other form as is required by Section 2(c). Such initial Registration Statement, and each other Registration Statement required to be filed pursuant to the terms of this Agreement, shall contain (except if otherwise directed by the Required Holders) the “Selling Stockholders” and “Plan of Distribution” sections in substantially the form attached hereto as Exhibit B. The Company shall use its reasonable best efforts to have such initial Registration Statement, and each other Registration Statement required to be filed pursuant to the terms of this Agreement, declared effective by the SEC as soon as practicable, but in no event later than the applicable Effectiveness Deadline for such Registration Statement.
(b) Legal Counsel. Subject to Section 5 hereof, Kelley Drye & Warren LLP, counsel solely to the lead investor (“Legal Counsel”) shall review and oversee, as outlined in Section 3(c), any registration, solely on behalf of the lead investor, pursuant to this Section 2.
(c) Ineligibility to Use Form S-3. In the event that Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on Form S-1 or another appropriate form reasonably acceptable to the Required Holders and (ii) undertake to register the resale of the Registrable Securities on Form S-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of all Registration Statements then in effect until such time as a Registration Statement on Form S-3 covering the resale of all the Registrable Securities has been declared effective by the SEC and the prospectus contained therein is available for use.
(d) Sufficient Number of Shares Registered. In the event the number of shares available under any Registration Statement is insufficient to cover all of the Registrable Securities required to be covered by such Registration Statement or an Investor’s allocated portion of the Registrable Securities pursuant to Section 2(h), the Company shall amend such Registration Statement (if permissible), or file with the SEC a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover at least the Required Registration Amount as of the Trading Day immediately preceding the date of the filing of such amendment or new Registration Statement, in each case, as soon as practicable, but in any event not later than fifteen (15) days after the necessity therefor arises (but taking account of any Staff position with respect to the date on which the Staff will permit such amendment to the Registration Statement and/or such new Registration Statement (as the case may be) to be filed with the SEC). The Company shall use its reasonable best efforts to cause such amendment to such Registration Statement and/or such new Registration Statement (as the case may be) to become effective as soon as practicable following the filing thereof with the SEC, but in no event later than the applicable Effectiveness Deadline for such Registration Statement. For purposes of the foregoing provision, the number of shares available under a Registration Statement shall be deemed “insufficient to cover all of the Registrable Securities” if at any time the number of shares of Common Stock available for resale under the applicable Registration Statement is less than the product determined by multiplying (i) the Required Registration Amount as of such time by (ii) 0.90. The calculation set forth in the foregoing sentence shall be made without regard to any limitations on conversion, amortization and/or redemption of the Notes or exercise of the Warrants (and such calculation shall assume (A) that the Notes are then convertible in full into shares of Common Stock at the then prevailing Conversion Rate (as defined in the Notes), (B) the initial outstanding principal amount of the Notes remains outstanding through the scheduled Maturity Date (as defined in the Notes) and no redemptions of the Notes occur prior to the scheduled Maturity Date and (C) the Warrants are then exercisable in full into shares of Common Stock at the then prevailing Exercise Price (as defined in the Warrants)).
Ann. R-3

(e) Effect of Failure to File and Obtain and Maintain Effectiveness of any Registration Statement. If (i) a Registration Statement covering the resale of all of the Registrable Securities required to be covered thereby (disregarding any reduction pursuant to Section 2(f)) and required to be filed by the Company pursuant to this Agreement is (A) not filed with the SEC on or before the Filing Deadline for such Registration Statement (a “Filing Failure”) (it being understood that if the Company files a Registration Statement without affording each Investor and Legal Counsel the opportunity to review and comment on the same as required by Section 3(c) hereof, the Company shall be deemed to not have satisfied this clause (i)(A) and such event shall be deemed to be a Filing Failure) or (B) not declared effective by the SEC on or before the Effectiveness Deadline for such Registration Statement (an “Effectiveness Failure”) (it being understood that if on the Business Day immediately following the Effective Date for such Registration Statement the Company shall not have filed a “final” prospectus for such Registration Statement with the SEC under Rule 424(b) in accordance with Section 3(b) (whether or not such a prospectus is technically required by such rule), the Company shall be deemed to not have satisfied this clause (i)(B) and such event shall be deemed to be an Effectiveness Failure), (ii) other than during an Allowable Grace Period (as defined below), on any day after the Effective Date of a Registration Statement sales of all of the Registrable Securities required to be included on such Registration Statement (disregarding any reduction pursuant to Section 2(f)) cannot be made pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, a failure to disclose such information as is necessary for sales to be made pursuant to such Registration Statement, a suspension or delisting of (or a failure to timely list) the shares of Common Stock on the Principal Market (as defined in the Securities Purchase Agreement) or any other limitations imposed by the Principal Market, or a failure to register a sufficient number of shares of Common Stock or by reason of a stop order) or the prospectus contained therein is not available for use for any reason (a “Maintenance Failure”), or (iii) if a Registration Statement is not effective for any reason or the prospectus contained therein is not available for use for any reason, and either (x) the Company fails for any reason to satisfy the requirements of Rule 144(c)(1), including, without limitation, the failure to satisfy the current public information requirement under Rule 144(c) or (y) the Company has ever been an issuer described in Rule 144(i)(1)(i) or becomes such an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) (a “Current Public Information Failure”) as a result of which any of the Investors are unable to sell Registrable Securities without restriction under Rule 144 (including, without limitation, volume restrictions), then, as partial relief for the damages to any holder by reason of any such delay in, or reduction of, its ability to sell the underlying shares of Common Stock (which remedy shall not be exclusive of any other remedies available at law or in equity, including, without limitation, specific performance), the Company shall pay to each holder of Registrable Securities relating to such Registration Statement an amount in cash equal to one percent (1%) of such Investor’s original principal amount stated in such Investor’s Note on the Closing Date (1) on the date of such Filing Failure, Effectiveness Failure, Maintenance Failure or Current Public Information Failure, as applicable, and (2) on every thirty (30) day anniversary of (I) a Filing Failure until such Filing Failure is cured; (II) an Effectiveness Failure until such Effectiveness Failure is cured; (III) a Maintenance Failure until such Maintenance Failure is cured; and (IV) a Current Public Information Failure until the earlier of (i) the date such Current Public Information Failure is cured and (ii) such time that such public information is no longer required pursuant to Rule 144 (in each case, pro rated for periods totaling less than thirty (30) days). The payments to which a holder of Registrable Securities shall be entitled pursuant to this Section 2(e) are referred to herein as “Registration Delay Payments.” Following the initial Registration Delay Payment for any particular event or failure (which shall be paid on the date of such event or failure, as set forth above), without limiting the foregoing, if an event or failure giving rise to the Registration Delay Payments is cured prior to any thirty (30) day anniversary of such event or failure, then such Registration Delay Payment shall be made on the third (3rd) Business Day after such cure. In the event the Company fails to make Registration Delay Payments in a timely manner in accordance with the foregoing, such Registration Delay Payments shall bear interest at the rate of one percent (1%) per month (prorated for partial months) until paid in full. Notwithstanding the foregoing, no Registration Delay Payments shall be owed to an Investor (other than with respect to a Maintenance Failure resulting from a suspension or delisting of (or a failure to timely list) the shares of Common Stock on the Principal Market) with respect to any period during which all of such Investor’s Registrable Securities may be sold by such Investor without restriction under Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable).
(f) Offering. Notwithstanding anything to the contrary contained in this Agreement, but subject to the payment of the Registration Delay Payments pursuant to Section 2(e), in the event the staff of the SEC (the
Ann. R-4

“Staff”) or the SEC seeks to characterize any offering pursuant to a Registration Statement filed pursuant to this Agreement as constituting an offering of securities by, or on behalf of, the Company, or in any other manner, such that the Staff or the SEC do not permit such Registration Statement to become effective and used for resales in a manner that does not constitute such an offering and that permits the continuous resale at the market by the Investors participating therein (or as otherwise may be acceptable to each Investor) without being named therein as an “underwriter,” then the Company shall reduce the number of shares to be included in such Registration Statement by all Investors until such time as the Staff and the SEC shall so permit such Registration Statement to become effective as aforesaid. In making such reduction, the Company shall reduce the number of shares to be included by all Investors on a pro rata basis (based upon the number of Registrable Securities otherwise required to be included for each Investor) unless the inclusion of shares by a particular Investor or a particular set of Investors are resulting in the Staff or the SEC’s “by or on behalf of the Company” offering position, in which event the shares held by such Investor or set of Investors shall be the only shares subject to reduction (and if by a set of Investors on a pro rata basis by such Investors or on such other basis as would result in the exclusion of the least number of shares by all such Investors); provided, that, with respect to such pro rata portion allocated to any Investor, such Investor may elect the allocation of such pro rata portion among the Registrable Securities of such Investor. In addition, in the event that the Staff or the SEC requires any Investor seeking to sell securities under a Registration Statement filed pursuant to this Agreement to be specifically identified as an “underwriter” in order to permit such Registration Statement to become effective, and such Investor does not consent to being so named as an underwriter in such Registration Statement, then, in each such case, the Company shall reduce the total number of Registrable Securities to be registered on behalf of such Investor, until such time as the Staff or the SEC does not require such identification or until such Investor accepts such identification and the manner thereof. Any reduction pursuant to this paragraph will first reduce all Registrable Securities other than those issued pursuant to the Securities Purchase Agreement. In the event of any reduction in Registrable Securities pursuant to this paragraph, an affected Investor shall have the right to require, upon delivery of a written request to the Company signed by such Investor, the Company to file a registration statement within twenty (20) days of such request (subject to any restrictions imposed by Rule 415 or required by the Staff or the SEC) for resale by such Investor in a manner acceptable to such Investor, and the Company shall following such request cause to be and keep effective such registration statement in the same manner as otherwise contemplated in this Agreement for registration statements hereunder, in each case until such time as: (i) all Registrable Securities held by such Investor have been registered and sold pursuant to an effective Registration Statement in a manner acceptable to such Investor or (ii) all Registrable Securities may be resold by such Investor without restriction (including, without limitation, volume limitations) pursuant to Rule 144 (taking account of any Staff position with respect to “affiliate” status) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or (iii) such Investor agrees to be named as an underwriter in any such Registration Statement in a manner acceptable to such Investor as to all Registrable Securities held by such Investor and that have not theretofore been included in a Registration Statement under this Agreement (it being understood that the special demand right under this sentence may be exercised by an Investor multiple times and with respect to limited amounts of Registrable Securities in order to permit the resale thereof by such Investor as contemplated above).
(g) Piggyback Registrations.
i) Piggyback Rights. Without limiting any obligation of the Company hereunder or under the Securities Purchase Agreement, if there is not an effective Registration Statement covering all of the Registrable Securities or the prospectus contained therein is not available for use and the Company shall determine to prepare and file with the SEC a registration statement or offering statement relating to an offering for its own account or the account of others under the 1933 Act of any of its equity securities (other than a registration statement (i) solely registering the resale and/or issuance of securities of employees, officers and/or directors of the Company or any of its Subsidiaries pursuant to an employee stock option or other benefit plan, (ii) for an exchange offer or rights offering to all, or substantially all, of the Company’s existing stockholders, (iii) filed on Form S-4 (as promulgated under the 1933 Act) related to any merger, acquisition or business combination or (iv) for a dividend reinvestment plan, then the Company shall deliver to each Investor a written notice of such determination and, if within seven (7) days after the date of the delivery of such notice, any such Investor shall so request in writing, the Company shall include in such registration statement or offering statement all or any part of such Registrable Securities such Investor requests to be registered; provided, however, the Company shall not be required to register any
Ann. R-5

Registrable Securities pursuant to this Section 2(g) that are eligible for resale pursuant to Rule 144 without restriction (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or that are the subject of a then-effective Registration Statement.
ii) Reduction of Piggyback Registration. If the managing underwriter(s) in an underwritten registration that is to be a piggyback registration pursuant to this Section 2(g), in good faith, advises the Company, the Investors participating in the piggyback registration and the holders of shares of Common Stock or other equity securities, if any, that are requesting such securities to be sold pursuant to the piggback registration rights under the Investor Rights Agreement, if any (the “IRA Investors” and such securities, the “IRA Registrable Securities”), in writing, that the dollar amount or number of shares of Common Stock that the Company desires to sell, taken together with (i) Registrable Securities, if any, as to which registration has been requested pursuant to Section 2(g) hereof, (ii) IRA Registrable Securities, if any, as to which registration has been requested pursuant to subsection 2.2.1 of the Investor Rights Agreement, (iii) the shares of Common Stock, if any, as to which registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Investors and the IRA Investors, and (iv) the shares of Common Stock, if any, as to which registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price (the “Maximum Number of Securities”), then:
1) If the registration is undertaken for the Company’s account, the Company shall include in any such registration (A) first, Common Stock or other equity securities, if any, that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the IRA Registrable Securities of IRA Investors exercising their rights to register their IRA Registrable Securities pursuant to subsection 2.2.1 of the Investor Rights Agreement and the Registrable Securities of the Investors exercising their rights to register their Registrable Securities pursuant to Section 2(g) hereof, pro rata based on the respective number of IRA Registrable Securities and Registrable Securities that each IRA Investor and each Investor has requested be included in such registration and the aggregate number of IRA Registrable Securities and Registrable Securities that the IRA Investors and the Investors have requested be included in such registration, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Stock or other equity securities, if any, for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities;
2) If the registration is undertaken pursuant to a request by the IRA Investors, the Company shall include in any such registration (A) first, Common Stock or other equity securities, if any, that the IRA Investors desire to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of the Investors exercising their rights to register their Registrable Securities pursuant to Section 2(g) hereof, pro rata based on the respective number of Registrable Securities that each Investor has requested be included in such registration and the aggregate number of Registrable Securities that the Investors have requested be included in such registration, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Stock or other equity securities, if any, for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; and
3) If the registration is pursuant to a request by persons or entities other than the IRA Investors and the Investors, then the Company shall include in any such registration (A) first, Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Investors and
Ann. R-6

the IRA Investors, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the IRA Registrable Securities of the IRA Investors exercising their rights to register their IRA Registrable Securities pursuant to subsection 2.2.1 of the Investor Rights Agreement and the Registrable Securities of the Investors exercising their rights to register their Registrable Securities pursuant to Section 2(g) hereof, pro rata based on the respective number of IRA Registrable Securities and Registrable Securities that each IRA Investor and each Investor has requested, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), Common Stock or other equity securities, if any, for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.
(h) Allocation of Registrable Securities. The initial number of Registrable Securities included in any Registration Statement other than a piggyback registration pursuant to Section 2(g) hereof (the allocations of which shall be made pursuant to Section 2(g)(ii)) and any increase in the number of Registrable Securities included therein shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time such Registration Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the SEC. In the event that an Investor sells or otherwise transfers any of such Investor’s Registrable Securities, each transferee or assignee (as the case may be) that becomes an Investor shall be allocated a pro rata portion of the then-remaining number of Registrable Securities included in such Registration Statement for such transferor or assignee (as the case may be). Any shares of Common Stock included in a Registration Statement and which remain allocated to any Person which ceases to hold any Registrable Securities covered by such Registration Statement shall be allocated to the remaining Investors, pro rata based on the number of Registrable Securities then held by such Investors which are covered by such Registration Statement.
(i) No Inclusion of Other Securities. The Company shall in no event include any securities other than Registrable Securities on any Registration Statement filed in accordance with Section 2(a) or Section 2(d) above without the prior written consent of the Required Holders. Until the Applicable Date (as defined in the Securities Purchase Agreement), the Company shall not enter into any agreement providing any registration rights to any of its security holders, other than the Investor Rights Agreement and PIPE Subscription Agreement and except as otherwise permitted under the Securities Purchase Agreement or the Investor Rights Agreement.
3. Related Obligations.
The Company shall use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof, and, pursuant thereto, the Company shall have the following obligations:
(a) The Company shall promptly prepare and file with the SEC a Registration Statement with respect to all the Registrable Securities (but in no event later than the applicable Filing Deadline) and use its reasonable best efforts to cause such Registration Statement to become effective as soon as practicable after such filing (but in no event later than the Effectiveness Deadline). Subject to Allowable Grace Periods, the Company shall keep each Registration Statement effective (and the prospectus contained therein available for use) pursuant to Rule 415 for resales by the Investors on a delayed or continuous basis at then-prevailing market prices (and not fixed prices) at all times until the earlier of (i) the date as of which all of the Investors may sell all of the Registrable Securities required to be covered by such Registration Statement (disregarding any reduction pursuant to Section 2(f)) without restriction pursuant to Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or (ii) the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement (the “Registration Period”). Notwithstanding anything to the contrary contained in this Agreement, the Company shall ensure that, when filed and at all times while effective, each Registration Statement (including, without limitation, all amendments and supplements thereto) and the prospectus (including, without limitation, all amendments and supplements thereto) used in connection with such
Ann. R-7

Registration Statement (1) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading and (2) will disclose (whether directly or through incorporation by reference to other SEC filings to the extent permitted) all material information regarding the Company and its securities. The Company shall submit to the SEC, within one (1) Business Day after the later of the date that (i) the Company learns that no review of a particular Registration Statement will be made by the Staff or that the Staff has no further comments on a particular Registration Statement (as the case may be) and (ii) the consent of Legal Counsel is obtained pursuant to Section 3(c) (which consent shall be promptly sought), a request for acceleration of effectiveness of such Registration Statement to a time and date not later than twenty-four (24) hours after the submission of such request. The Company shall respond in writing to comments made by the SEC in respect of a Registration Statement as soon as practicable, but in no event later than fifteen (15) days after the receipt of comments by or notice from the SEC that an amendment is required in order for a Registration Statement to be declared effective.
(b) Subject to Section 3(r) of this Agreement, the Company shall prepare and file with the SEC such amendments (including, without limitation, post-effective amendments) and supplements to each Registration Statement and the prospectus used in connection with each such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the 1933 Act, as may be necessary to keep each such Registration Statement effective at all times during the Registration Period for such Registration Statement, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities of the Company required to be covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement; provided, however, by 8:30 a.m. (New York time) on the Business Day immediately following each Effective Date, the Company shall file with the SEC in accordance with Rule 424(b) under the 1933 Act the final prospectus to be used in connection with sales pursuant to the applicable Registration Statement (whether or not such a prospectus is technically required by such rule). In the case of amendments and supplements to any Registration Statement which are required to be filed pursuant to this Agreement (including, without limitation, pursuant to this Section 3(b)) by reason of the Company filing a report on Form 8-K, Form 10-Q or Form 10-K or any analogous report under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the Company shall, if permitted under the applicable rules and regulations of the SEC, have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements with the SEC on the same day on which the 1934 Act report is filed which created the requirement for the Company to amend or supplement such Registration Statement.
(c) The Company shall (A) permit Legal Counsel and legal counsel for each other Investor to review and comment upon (i) each Registration Statement at least three (3) Business Days prior to its filing with the SEC and (ii) all amendments and supplements to each Registration Statement (including, without limitation, the prospectus contained therein) (except for Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any similar or successor reports) within a reasonable number of days prior to their filing with the SEC, and (B) not file any Registration Statement or amendment or supplement thereto in a form to which Legal Counsel or any legal counsel for any other Investor reasonably objects. The Company shall not submit a request for acceleration of the effectiveness of a Registration Statement or any amendment or supplement thereto or to any prospectus contained therein without the prior consent of Legal Counsel, which consent shall not be unreasonably withheld. The Company shall promptly furnish to Legal Counsel and legal counsel for each other Investor, without charge, (i) copies of any correspondence from the SEC or the Staff to the Company or its representatives relating to each Registration Statement, provided that such correspondence shall not contain any material, non-public information regarding the Company or any of its Subsidiaries (as defined in the Securities Purchase Agreement), (ii) after the same is prepared and filed with the SEC, one (1) copy of each Registration Statement and any amendment(s) and supplement(s) thereto, including, without limitation, financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, and all exhibits and (iii) upon the effectiveness of each Registration Statement, one (1) copy of the prospectus included in such Registration Statement and all amendments and supplements thereto. The Company shall reasonably cooperate with Legal Counsel and legal counsel for each other Investor in performing the Company’s obligations pursuant to this Section 3.
Ann. R-8

(d) The Company shall promptly furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) after the same is prepared and filed with the SEC, at least one (1) copy of each Registration Statement and any amendment(s) and supplement(s) thereto, including, without limitation, financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, all exhibits and each preliminary prospectus, (ii) upon the effectiveness of each Registration Statement, ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request from time to time) and (iii) such other documents, including, without limitation, copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor.
(e) The Company shall use its reasonable best efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by Investors of the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions, such amendments (including, without limitation, post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(e), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify Legal Counsel, legal counsel for each other Investor and each Investor who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.
(f) The Company shall notify Legal Counsel, legal counsel for each other Investor and each Investor in writing of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, may include an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, non-public information regarding the Company or any of its Subsidiaries), and, subject to Section 3(r), promptly prepare a supplement or amendment to such Registration Statement and such prospectus contained therein to correct such untrue statement or omission and deliver ten (10) copies of such supplement or amendment to Legal Counsel, legal counsel for each other Investor and each Investor (or such other number of copies as Legal Counsel, legal counsel for each other Investor or such Investor may reasonably request). The Company shall also promptly notify Legal Counsel, legal counsel for each other Investor and each Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to Legal Counsel, legal counsel for each other Investor and each Investor by e-mail on the same day of such effectiveness and by overnight mail), and when the Company receives written notice from the SEC that a Registration Statement or any post-effective amendment will be reviewed by the SEC, (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate; and (iv) of the receipt of any request by the SEC or any other federal or state governmental authority for any additional information relating to the Registration Statement or any amendment or supplement thereto or any related prospectus. The Company shall respond as promptly as practicable to any comments received from the SEC with respect to each Registration Statement or any amendment thereto (it being understood and agreed that the Company’s response to any such comments shall be delivered to the SEC no later than fifteen (15) Business Days after the receipt thereof).
(g) The Company shall (i) use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of each Registration Statement or the use of any prospectus contained therein, or the suspension of the qualification, or the loss of an exemption from qualification, of any of the Registrable
Ann. R-9

Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and (ii) notify Legal Counsel, legal counsel for each other Investor and each Investor who holds Registrable Securities of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.
(h) If any Investor may be required under applicable securities law to be described in any Registration Statement as an underwriter and such Investor consents to so being named an underwriter, at the request of any Investor, the Company shall furnish to such Investor, on the date of the effectiveness of such Registration Statement and thereafter from time to time on such dates as an Investor may reasonably request (i) a letter, dated such date, from the Company’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the Investors, and (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the Investors.
(i) If any Investor may be required under applicable securities law to be described in any Registration Statement as an underwriter and such Investor consents to so being named an underwriter, upon the written request of such Investor, the Company shall make available for inspection by (i) such Investor, (ii) legal counsel for such Investor and (iii) one (1) firm of accountants or other agents retained by such Investor (collectively, the “Inspectors”), all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be reasonably deemed necessary by each Inspector, and cause the Company’s officers, directors and employees to supply all information which any Inspector may reasonably request; provided, however, each Inspector shall agree in writing to hold in strict confidence and not to make any disclosure (except to such Investor) or use of any Record or other information which the Company’s board of directors determines in good faith to be confidential, and of which determination the Inspectors are so notified, unless (1) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (2) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (3) the information in such Records has been made generally available to the public other than by disclosure in violation of this Agreement or any other Transaction Document (as defined in the Securities Purchase Agreement). Such Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential. Nothing herein (or in any other confidentiality agreement between the Company and such Investor, if any) shall be deemed to limit any Investor’s ability to sell Registrable Securities in a manner which is otherwise consistent with applicable laws and regulations.
(j) The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required to be disclosed in such Registration Statement pursuant to the 1933 Act, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other Transaction Document. The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow such Investor, at such Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.
(k) Without limiting any obligation of the Company under the Securities Purchase Agreement, the Company shall use its reasonable best efforts either to (i) cause all of the Registrable Securities covered by each Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange, (ii) secure designation and quotation of all of the Registrable Securities covered by each Registration Statement on an Eligible Market (as defined in the Securities Purchase Agreement), or (iii) if, despite the Company’s reasonable best efforts to satisfy the preceding clauses (i) or (ii) the Company is
Ann. R-10

unsuccessful in satisfying the preceding clauses (i) or (ii), without limiting the generality of the foregoing, to use its reasonable best efforts to arrange for at least two market makers to register with the Financial Industry Regulatory Authority (“FINRA”) as such with respect to such Registrable Securities. In addition, the Company shall cooperate with each Investor and any broker or dealer through which any such Investor proposes to sell its Registrable Securities in effecting a filing with FINRA pursuant to FINRA Rule 5110 as requested by such Investor. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 3(k).
(l) The Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts (as the case may be) as the Investors may reasonably request from time to time and registered in such names as the Investors may request.
(m) If requested by an Investor, the Company shall as soon as practicable after receipt of notice from such Investor and subject to Section 3(r) hereof, (i) incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement or prospectus contained therein if reasonably requested by an Investor holding any Registrable Securities.
(n) The Company shall use its reasonable best efforts to cause the Registrable Securities covered by a Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.
(o) The Company shall make generally available to its security holders as soon as practical, but not later than ninety (90) days after the close of the period covered thereby, an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Company’s fiscal quarter next following the applicable Effective Date of each Registration Statement.
(p) The Company shall otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.
(q) Within one (1) Business Day after a Registration Statement which covers Registrable Securities is declared effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in the form attached hereto as Exhibit A.
(r) Notwithstanding anything to the contrary herein (but subject to the last sentence of this Section 3(r)), at any time after the Effective Date of a particular Registration Statement, the Company may delay the disclosure of material, non-public information concerning the Company or any of its Subsidiaries the disclosure of which at the time is not, in the good faith opinion of the board of directors of the Company, in the best interest of the Company and, in the opinion of counsel to the Company, otherwise required (a “Grace Period”), provided that the Company shall promptly notify the Investors in writing of the (i) existence of material, non-public information giving rise to a Grace Period (provided that in each such notice the Company shall not disclose the content of such material, non-public information to any of the Investors) and the date on which such Grace Period will begin and (ii) date on which such Grace Period ends, provided further that (I) no Grace Period shall exceed ten (10) consecutive Trading Days and during any three hundred sixty five (365) day period all such Grace Periods shall not exceed an aggregate of ninety (90) days, (II) the first day of any Grace Period must be at least five (5) Trading Days after the last day of any prior Grace Period and (III) no Grace Period may exist during the sixty (60) Trading Day period immediately following the Effective Date of such Registration Statement (provided that such sixty (60) Trading Day period shall be extended by the number of Trading Days during such period and any extension thereof contemplated by this proviso during which such Registration
Ann. R-11

Statement is not effective or the prospectus contained therein is not available for use) (each, an “Allowable Grace Period”). For purposes of determining the length of a Grace Period above, such Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (i) above and shall end on and include the later of the date the Investors receive the notice referred to in clause (ii) above and the date referred to in such notice. The provisions of Section 3(g) hereof shall not be applicable during the period of any Allowable Grace Period. Upon expiration of each Grace Period, the Company shall again be bound by the first sentence of Section 3(f) with respect to the information giving rise thereto unless such material, non-public information is no longer applicable. Notwithstanding anything to the contrary contained in this Section 3(r), the Company shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which such Investor has entered into a contract for sale, and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, prior to such Investor’s receipt of the notice of a Grace Period and for which the Investor has not yet settled.
(s) The Company shall take all other reasonable actions necessary to expedite and facilitate disposition by each Investor of its Registrable Securities pursuant to each Registration Statement.
(t) Neither the Company nor any Subsidiary or affiliate thereof shall identify any Investor as an underwriter in any public disclosure or filing with the SEC, the Principal Market or any Eligible Market and any Buyer being deemed an underwriter by the SEC shall not relieve the Company of any obligations it has under this Agreement or any other Transaction Document (as defined in the Securities Purchase Agreement); provided, however, that the foregoing shall not prohibit the Company from including the disclosure found in the “Plan of Distribution” section attached hereto as Exhibit B in the Registration Statement.
(u) Except for the Investor Rights Agreement, neither the Company nor any of its Subsidiaries has entered, as of the date hereof, nor shall the Company or any of its Subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Buyers in this Agreement or otherwise conflicts with the provisions hereof.
4. Obligations of the Investors.
(a) At least five (5) Business Days prior to the first anticipated filing date of each Registration Statement, the Company shall notify each Investor in writing of the information the Company requires from each such Investor with respect to such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect and maintain the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.
(b) Each Investor, by such Investor’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of each Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor’s election to exclude all of such Investor’s Registrable Securities from such Registration Statement.
(c) Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(g) or the first sentence of 3(f), such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(g) or the first sentence of Section 3(f) or receipt of notice that no supplement or amendment is required. Notwithstanding anything to the contrary in this Section 4(c), the Company shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which such Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(g) or the first sentence of Section 3(f) and for which such Investor has not yet settled.
Ann. R-12

5. Expenses of Registration.
All reasonable expenses, other than underwriting discounts and commissions and brokerage fees, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, FINRA filing fees (if any) and fees and disbursements of counsel for the Company shall be paid by the Company. The Company shall reimburse Legal Counsel for its fees and disbursements in connection with registration, filing or qualification pursuant to Sections 2 and 3 of this Agreement which amount shall be limited to $10,000 for each such registration, filing or qualification.
6. Indemnification.
(a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor and each of its directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) and each Person, if any, who controls such Investor within the meaning of the 1933 Act or the 1934 Act and each of the directors, officers, shareholders, members, partners, employees, agents, advisors, representatives (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding the lack of such title or any other title) of such controlling Persons (each, an “Indemnified Person”), against any losses, obligations, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges, costs (including, without limitation, court costs, reasonable attorneys’ fees and costs of defense and investigation), amounts paid in settlement or expenses, joint or several, (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an Indemnified Person is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading or (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or (iv) any violation of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, “Violations”). Subject to Section 6(c), the Company shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such Indemnified Person for such Indemnified Person expressly for use in connection with the preparation of such Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(d); and (ii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of any of the Registrable Securities by any of the Investors pursuant to Section 9.
(b) In connection with any Registration Statement in which an Investor is participating, such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the 1933 Act
Ann. R-13

or the 1934 Act (each, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case, to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(c) and the below provisos in this Section 6(b), such Investor will reimburse an Indemnified Party any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim; provided, however, the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed, provided further that such Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the applicable sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of any of the Registrable Securities by any of the Investors pursuant to Section 9.
(c) Promptly after receipt by an Indemnified Person or Indemnified Party (as the case may be) under this Section 6 of notice of the commencement of any action or proceeding (including, without limitation, any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party (as the case may be) shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party (as the case may be); provided, however, an Indemnified Person or Indemnified Party (as the case may be) shall have the right to retain its own counsel with the fees and expenses of such counsel to be paid by the indemnifying party if: (i) the indemnifying party has agreed in writing to pay such fees and expenses; (ii) the indemnifying party shall have failed promptly to assume the defense of such Claim and to employ counsel reasonably satisfactory to such Indemnified Person or Indemnified Party (as the case may be) in any such Claim; or (iii) the named parties to any such Claim (including, without limitation, any impleaded parties) include both such Indemnified Person or Indemnified Party (as the case may be) and the indemnifying party, and such Indemnified Person or such Indemnified Party (as the case may be) shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Person or such Indemnified Party and the indemnifying party (in which case, if such Indemnified Person or such Indemnified Party (as the case may be) notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, then the indemnifying party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the indemnifying party, provided further that in the case of clause (iii) above the indemnifying party shall not be responsible for the reasonable fees and expenses of more than one (1) separate legal counsel for such Indemnified Person or Indemnified Party (as the case may be). The Indemnified Party or Indemnified Person (as the case may be) shall reasonably cooperate with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person (as the case may be) which relates to such action or Claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person (as the case may be) reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent; provided, however, the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person (as the case may be), consent to entry of any judgment or enter into any settlement or other compromise which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person (as the case may be) of a release from all liability in respect to such Claim or litigation, and such settlement shall not include any admission as to fault on the part of the Indemnified Party. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person (as the case
Ann. R-14

may be) with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party (as the case may be) under this Section 6, except to the extent that the indemnifying party is materially and adversely prejudiced in its ability to defend such action.
(d) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.
(e) The indemnity and contribution agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.
7. Contribution.
To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however: (i) no contribution shall be made under circumstances where the maker would not have been liable for indemnification under the fault standards set forth in Section 6 of this Agreement, (ii) no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (iii) contribution by any seller of Registrable Securities shall be limited in amount to the amount of net proceeds received by such seller from the applicable sale of such Registrable Securities pursuant to such Registration Statement. Notwithstanding the provisions of this Section 7, no Investor shall be required to contribute, in the aggregate, any amount in excess of the amount by which the net proceeds actually received by such Investor from the applicable sale of the Registrable Securities subject to the Claim exceeds the amount of any damages that such Investor has otherwise been required to pay, or would otherwise be required to pay under Section 6(b), by reason of such untrue or alleged untrue statement or omission or alleged omission.
8. Reports Under the 1934 Act.
With a view to making available to the Investors the benefits of Rule 144, the Company agrees to:
(a) make and keep public information available, as those terms are understood and defined in Rule 144;
(b) file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act so long as the Company remains subject to such requirements (it being understood and agreed that nothing herein shall limit any obligations of the Company under the Securities Purchase Agreement) and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and
(c) furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting, submission and posting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company with the SEC if such reports are not publicly available via EDGAR, and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.
9. Assignment of Registration Rights.
All or any portion of the rights under this Agreement shall be automatically assignable by each Investor to any transferee or assignee (as the case may be) of all or any portion of such Investor’s Registrable Securities, Notes or Warrants, other than any transferee or assignee upon a registered offering or sale pursuant to Rule 144 of the 1933 Act, if: (i) such Investor agrees in writing with such transferee or assignee (as the case may be, a “Permitted Tranferee”) to assign all or any portion of such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such transfer or assignment (as the case may be); (ii) the Company is, within a reasonable time after such transfer or assignment (as the case may be), furnished with written notice of (a) the name and address of such transferee or assignee (as the case may be), and (b) the securities with respect to which such registration rights are being transferred or assigned (as the case may be); (iii) immediately following such transfer
Ann. R-15

or assignment (as the case may be) the further disposition of such securities by such transferee or assignee (as the case may be) is restricted under the 1933 Act or applicable state securities laws if so required; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence such transferee or assignee (as the case may be) agrees in writing with the Company to be bound by all of the provisions contained herein; (v) such transfer or assignment (as the case may be) shall have been made in accordance with the applicable requirements of the Securities Purchase Agreement, the Notes and the Warrants (as the case may be); and (vi) such transfer or assignment (as the case may be) shall have been conducted in accordance with all applicable federal and state securities laws.
10. Amendment of Registration Rights.
Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Holders; provided that any such amendment or waiver that complies with the foregoing, but that disproportionately, materially and adversely affects the rights and obligations of any Investor relative to the comparable rights and obligations of the other Investors shall require the prior written consent of such adversely affected Investor; provided further that no modification, amendment or waiver of Section 2(g)(ii) hereof shall be effective without the prior written consent of the persons required to amend the Investor Rights Agreement (the “IRA Parties”) and such persons shall consistute third party beneficiaries of this Agreement. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Investor and the Company, provided that no such amendment shall be effective to the extent that it (1) applies to less than all of the holders of Registrable Securities or (2) imposes any obligation or liability on any Investor without such Investor’s prior written consent (which may be granted or withheld in such Investor’s sole discretion). No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration (other than the reimbursement of legal fees) also is offered to all of the parties to this Agreement.
11. This Agreement shall terminate upon the date on which neither the Holders nor any of their Permitted Transferees hold any Registrable Securities, Notes or Warrants. This Agreement shall only become effective upon the Closing Date, and prior to such date and time this Agreement shall be of no force effect.
12. Miscellaneous.
(a) Solely for purposes of this Agreement, a Person is deemed to be a holder of Registrable Securities whenever such Person owns, or is deemed to own, of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from such record owner of such Registrable Securities.
(b) Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by electronic mail (provided that such sent email is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s email server that such e-mail could not be delivered to such recipient); or (iii) one (1) Business Day after deposit with an overnight courier service with next day delivery specified, in each case, properly addressed to the party to receive the same. The mailing addresses and e-mail addresses for such communications shall be:
If to the Company:
Aja Holdco, Inc..

Telephone: ( ) -
Facsimile: ( ) -
Attention: Chief Executive Officer
Email:

Ann. R-16

With a copy (for informational purposes only) to:

Telephone: ( ) -
Facsimile: ( ) -
Attention:
Email:

If to the Transfer Agent:

Telephone: ( ) -
Facsimile: ( ) -
Attention:
Email:

If to Legal Counsel:

Kelley Drye & Warren LLP
3 World Trade Center
175 Greenwich Street
New York, NY 10007
Telephone: (212) 808-7540
Facsimile: (212) 808-7897
Attention: Michael A. Adelstein, Esq.
E-mail: madelstein@kelleydrye.com
If to a Buyer, to its mailing address and/or email address set forth on the Schedule of Buyers attached to the Securities Purchase Agreement, with copies to such Buyer’s representatives as set forth on the Schedule of Buyers, or to such other mailing address and/or email address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change, provided that Kelley Drye & Warren LLP shall only be provided notices sent to the lead investor. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s e-mail containing the time, date and recipient’s e-mail or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by e-mail or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.
(c) Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof. The Company and each Investor acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each party hereto shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement by any other party hereto and to enforce specifically the terms and provisions hereof (without the necessity of showing economic loss and without any bond or other security being required), this being in addition to any other remedy to which any party may be entitled by law or equity.
(d) All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any provision or rule
Ann. R-17

(whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.
(e) If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).
(f) This Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein constitute the entire agreement among the parties hereto and thereto solely with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the other Transaction Documents, the schedules and exhibits attached hereto and thereto and the instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto solely with respect to the subject matter hereof and thereof; provided, however, nothing contained in this Agreement or any other Transaction Document shall (or shall be deemed to) (i) have any effect on any agreements any Investor has entered into with the Company or any of its Subsidiaries prior to the date hereof with respect to any prior investment made by such Investor in the Company, (ii) waive, alter, modify or amend in any respect any obligations of the Company or any of its Subsidiaries or any rights of or benefits to any Investor or any other Person in any agreement entered into prior to the date hereof between or among the Company and/or any of its Subsidiaries and any Investor and all such agreements shall continue in full force and effect or (iii) limit any obligations of the Company under any of the other Transaction Documents.
(g) Subject to compliance with Section 9 (if applicable), this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto. This Agreement is not for the benefit of, nor may any provision hereof be enforced by, any Person, other than the parties hereto, their respective permitted successors and assigns and the Persons referred to in Sections 6 and 7 hereof.
(h) The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.
(i) This Agreement may be executed in two or more identical counterparts, each of which shall be deemed an original, but all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is
Ann. R-18

delivered by facsimile transmission or by an email which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.
(j) Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
(k) The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party. Notwithstanding anything to the contrary set forth in Section 10, terms used in this Agreement but defined in the other Transaction Documents shall have the meanings ascribed to such terms on the Closing Date in such other Transaction Documents unless otherwise consented to in writing by each Investor.
(l) All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by the Required Holders, determined as if all of the outstanding Notes then held by the Investors have been converted for Registrable Securities without regard to any limitations on redemption, amortization and/or conversion of the Notes and the outstanding Warrants then held by Investors have been exercised for Registrable Securities without regard to any limitations on exercise of the Warrants.
(m) Except as set forth in Section 10 with respect to the IRA Parties, this Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, and the parties hereto acknowledge that the IRA Parties are third party beneficiaries of this Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.
(n) The obligations of each Investor under this Agreement and the other Transaction Documents are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under this Agreement or any other Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Investor pursuant hereto or thereto, shall be deemed to constitute the Investors as, and the Company acknowledges that the Investors do not so constitute, a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Investors are in any way acting in concert or as a group or entity with respect to such obligations or the transactions contemplated by the Transaction Documents or any matters, and the Company acknowledges that the Investors are not acting in concert or as a group, and the Company shall not assert any such claim, with respect to such obligations or the transactions contemplated by this Agreement or any of the other the Transaction Documents. Each Investor shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose. The use of a single agreement with respect to the obligations of the Company contained herein was solely in the control of the Company, not the action or decision of any Investor, and was done solely for the convenience of the Company and not because it was required or requested to do so by any Investor. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and an Investor, solely, and not between the Company and the Investors collectively and not between and among Investors.
[signature page follows]
Ann. R-19

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.
COMPANY:

AJA HOLDCO, INC.

By:
Name:
Title:
Ann. R-20

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.
BUYERS:

[LEAD INVESTOR]

By:
Name:
Title:
Ann. R-21

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.
[OTHER BUYERS]

By:
Name:
Title:
Ann. R-22

EXHIBIT A
FORM OF NOTICE OF EFFECTIVENESS
OF REGISTRATION STATEMENT

Attention:
Re: Aja Holdco, Inc.
Ladies and Gentlemen:
[We are][I am] counsel to Aja Holdco, Inc., a Delaware corporation (the “Company”), and have represented the Company in connection with that certain Securities Purchase Agreement (the “Securities Purchase Agreement”) entered into by and among the Company and the buyers named therein (collectively, the “Holders”) pursuant to which the Company issued to the Holders senior secured convertible notes (the “Notes”) convertible into the Company’s shares of common stock, $0.001 par value per share (the “Common Stock”), and warrants exercisable for shares of Common Stock (the “Warrants”). Pursuant to the Securities Purchase Agreement, the Company also has entered into a Registration Rights Agreement with the Holders (the “Registration Rights Agreement”) pursuant to which the Company agreed, among other things, to register the Registrable Securities (as defined in the Registration Rights Agreement), including the shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants, under the Securities Act of 1933, as amended (the “1933 Act”). In connection with the Company’s obligations under the Registration Rights Agreement, on     , 2024, the Company filed a Registration Statement on Form [S-1][S-3] (File No. 333-    ) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) relating to the Registrable Securities which names each of the Holders as a selling stockholder thereunder.
In connection with the foregoing, [we][I] advise you that [a member of the SEC’s staff has advised [us][me] by telephone that [the SEC has entered an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS]] [an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS]] has been posted on the web site of the SEC at www.sec.gov] and [we][I] have no knowledge, after a review of information posted on the website of the SEC at http://www.sec.gov/litigation/stoporders.shtml, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities are available for resale under the 1933 Act pursuant to the Registration Statement.
This letter shall serve as our standing opinion to you that the shares of Common Stock underlying the Notes and Warrants are freely transferable by the Holders pursuant to the Registration Statement. You need not require further letters from us to effect any future legend-free issuance or reissuance of such shares of Common Stock to the Holders as contemplated by the Company’s Irrevocable Transfer Agent Instructions dated     , 20  .
Very truly yours,

[ISSUER’S COUNSEL]

By:
CC:	[LEAD INVESTOR]
[OTHER BUYERS]
Ann. R-23

EXHIBIT B
SELLING STOCKHOLDERS
The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon conversion of the notes and exercise of the warrants. For additional information regarding the issuance of the notes and the warrants, see “Private Placement of Notes and Warrants” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the notes and the warrants issued pursuant to the Securities Purchase Agreement, the selling stockholders have not had any material relationship with us within the past three years.
The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of common stock held by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by the selling stockholders, based on their respective ownership of shares of common stock, notes and warrants, as of     , 20  , assuming conversion of the notes and exercise of the warrants held by each such selling stockholder on that date but taking account of any limitations on conversion and exercise set forth therein.
The third column lists the shares of common stock being offered by this prospectus by the selling stockholders and does not take in account any limitations on (i) conversion of the notes set forth therein or (ii) exercise of the warrants set forth therein.
In accordance with the terms of a registration rights agreement with the holders of the notes and the warrants, this prospectus generally covers the resale of the sum of (i) 200% of the maximum number of shares of common stock issued or issuable pursuant to the Notes, including payment of interest on the notes through [DATE], and (ii) the maximum number of shares of common stock issued or issuable upon exercise of the warrants, in each case, determined as if the outstanding notes (including interest on the notes through [DATE]) and warrants were converted or exercised (as the case may be) in full (without regard to any limitations on conversion or exercise contained therein solely for the purpose of such calculation) at an alternate conversion price or exercise price (as the case may be) calculated as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price and alternate conversion price of the notes and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.
Under the terms of the notes and the warrants, a selling stockholder may not convert the notes or exercise the warrants to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99% of the outstanding shares of the Company. The number of shares in the second column reflects these limitations. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”
Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock of Owned After Offering
[LEAD INVESTOR](1)
[OTHER BUYERS]
(1)	[ ]
Ann. R-24

PLAN OF DISTRIBUTION
We are registering the shares of common stock issuable upon conversion of the notes and exercise of the warrants to permit the resale of these shares of common stock by the holders of the notes and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock, although we will receive the exercise price of any Warrants not exercised by the selling stockholders on a cashless exercise basis. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
The selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales made after the date the Registration Statement is declared effective by the SEC;
•	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.
The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of common stock by other means not described in this prospectus. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.
The selling stockholders may pledge or grant a security interest in some or all of the notes, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees
Ann. R-25

or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.
Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.
The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $[  ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.
Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
Ann. R-26

Annex S
NOTE PURCHASE AGREEMENT
THIS NOTE PURCHASE AGREEMENT (this “Agreement”) is made as of February 13, 2024, by and between Adagio Medical, Inc., a Delaware corporation (the “Company”), Aja Holdco, Inc., a Delaware corporation (“New Adagio”), and Perceptive Life Sciences Master Fund, Ltd. (the “Investor”).
WHEREAS, the Company has entered into a Business Combination Agreement, dated the date hereof (as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), with New Adagio, ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), Aja Merger Sub 1, a Cayman Islands exempted company and Aja Merger Sub 2, Inc., a Delaware corporation (the transactions contemplated in the Business Combination Agreement, the “Transaction”);
WHEREAS, the Investor has agreed to purchase, and the Company has agreed to issue and sell to the Investor, a convertible promissory note in the principal amount of $7,000,000 (the “Bridge Note Principal Amount” on the date hereof (the “Bridge Note Closing Date”), substantially in the form attached as Exhibit A hereto (the “Bridge Note”), which shall automatically be cancelled (or transferred to New Adagio) in connection with the issuance of a senior secured convertible note by New Adagio, substantially in the form attached as Exhibit B hereto (the “New Adagio Convertible Notes”) upon the consummation of the Transaction; and
WHEREAS, the Investor has committed to purchase, on the terms and subject to the conditions set forth in the Business Combination Agreement, on the closing date of the Transaction (the “Transaction Closing Date”) an additional New Adagio Convertible Note (the “Closing Date Convertible Note”) in an initial principal amount of $5,500,000 (the “Investor Convertible Note Commitment”) and warrants to purchase common stock of New Adagio (the “Common Stock”) in the form attached as Exhibit C hereto (the “Warrants”).
NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other valuable consideration, the parties hereto agree as follows:
SECTION 1

ISSUANCE OF BRIDGE NOTE
1.1 Issuance of Bridge Note. Subject to the truth and accuracy of the representations and warranties of the Investor and Company herein (provided that, for the avoidance of doubt, the Company shall not be required to make any representations on the Bridge Note Closing Date that are limited to the Convertible Note Closing) and the terms and conditions of this Agreement, the Company shall issue and sell to the Investor the Bridge Note on the Bridge Note Closing in the Bridge Note Principal Amount. In exchange for the Bridge Note, the Investor will fund to the Company $7,000,000 on the date hereof (the “Bridge Note Purchase Price”).
1.2 Closing. The closing (the “Bridge Note Closing”) of the purchase and sale of the Bridge Note by the Investor and the Company shall take place remotely via the exchange of signature pages, on the Bridge Note Closing Date.
1.3 Delivery of Bridge Note. At the Bridge Note Closing, (i) the Investor shall deliver to the Company a wire transfer (pursuant to wire transfer instructions separately provided by the Company in writing to the Investor prior to the Bridge Note Closing Date) of immediately available funds in the amount of the Bridge Note Purchase Price (or payment by such other means as shall be acceptable to the Company), and (ii) the Company shall execute and deliver to the Investor the Bridge Note, reflecting the name of the Investor, dated as of the date of the Bridge Note Closing and reflecting a principal amount drawn and outstanding under the Bridge Note equal to the Bridge Note Principal Amount.
SECTION 2

ISSUANCE OF CONVERTIBLE NOTES AND WARRANTS
2.1 Issuance of Convertible Note. On the Transaction Closing Date, subject to the conditions set forth in Section 2.4, New Adagio shall issue and deliver to the Investor:
(a) the Closing Date Convertible Note in the principal amount of the Investor Convertible Note Commitment, subject to adjustment as set forth in Section 3.1;
Ann. S-1

(b) a New Adagio Convertible Note in the principal amount of the Bridge Note Principal Amount, subject to adjustment as set forth in Section 3.1, pursuant to Section 2(a) of the Bridge Note (the “Converted Bridge Note”); and
(c) Warrants to purchase 937,500 shares of Common Stock (the “Warrant Shares”), subject to adjustment as set forth in Section 3.2.
2.2 Closing. The closing (the “Convertible Note Closing”) of the purchase and sale of the Closing Date Convertible Note, the Converted Bridge Note and the Warrants (together, the “Convert and Warrant Securities”) by the Investor and New Adagio shall take place remotely via the exchange of signature pages, on the Transaction Closing Date. On a date that is not less than five (5) business days from the date on which New Adagio reasonably expects all conditions to the closing of the Transaction under the Business Combination Agreement to be satisfied or waived, New Adagio shall deliver written notice from (or on behalf of) New Adagio to the Investor setting forth the target Transaction Closing Date (the “Closing Notice”), upon receipt of the Closing Notice, no later than three (3) business days prior to the anticipated closing date specified in the Closing Notice, the Investor shall deliver to New Adagio the following: (i) signature pages to the Convert and Warrant Securities, which shall be automatically released from escrow on the Convertible Note Closing, and (ii) any other information that is reasonably requested in writing in the Closing Notice in order for the Convert and Warrant Securities to be issued to the Investor, including, without limitation, the legal name of the person in whose name such securities are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable.
2.3 Delivery of Securities. At the Convertible Note Closing, (i) the Investor shall deliver to New Adagio (a) a wire transfer (pursuant to wire transfer instructions included in the Closing Notice (or otherwise separately provided by New Adagio in writing to the Investor at least three (3) business days prior to the Transaction Closing Date) of immediately available funds in the amount of the Investor Convertible Note Commitment, as adjusted pursuant to Section 3.1, (or payment by such other means as shall be acceptable to New Adagio) and (b) the Bridge Note for cancellation, and (ii) New Adagio shall execute and deliver to the Investor (x) the Converted Bridge Note, (y) the Closing Date Convertible Note, subject to adjustment as set forth in Section 3.1, and (z) Warrants, subject to adjustment as set forth in Section 3.2 and exercisable for the Warrant Shares, in each case reflecting the name of the Investor, dated as of the Transaction Closing Date.
2.4 Closing Conditions
(a) The obligation of the Investor and New Adagio to consummate the purchase and sale of the Convert and Warrant Securities pursuant to this Agreement is subject to the following conditions:
(i) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise enjoining, restraining or prohibiting consummation of (x) the sale, purchase and issuance of the Convert and Warrant Securities pursuant to this Agreement or (y) the Transaction;
(ii) (A) all conditions precedent to the closing of the Transaction set forth in Article 6 of the Business Combination Agreement shall have been satisfied (which shall be deemed satisfied if mutually determined by the applicable parties to the Business Combination Agreement and other than those conditions under the Business Combination Agreement that, by their nature are to be satisfied in connection with the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the sale, purchase and issuance of the Convert and Warrant Securities pursuant to this Agreement) or waived by the applicable parties to the Business Combination Agreement as provided therein and (B) the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Convertible Note Closing or on such other date as is mutually agreed by New Adagio and the Investor; and
(iii) The payment in full of the Existing Credit Facility (as defined in the Bridge Note) and the termination of the liens on and security interest in the assets of the Company granted in connection therewith in a manner acceptable to the Investor.
(b) The obligation of New Adagio to consummate the sale and issuance of the Convert and Warrant Securities pursuant to this Agreement shall be subject to the conditions (which may be waived in writing (email being sufficient) by New Adagio with the prior written consent of ARYA (not to be unreasonably withheld, conditioned or delayed)) that (i) all representations and warranties of the Investor or the Company contained in
Ann. S-2

this Agreement are true and correct in all material respects at and as of the Convertible Note Closing (except for (i) those representations and warranties qualified by materiality, which shall be true and correct in all respects as of the Convertible Note Closing and (ii) those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects (or, if qualified by materiality, in all respects) as of such specified earlier date) and (ii) all obligations, covenants and agreements of the Investor or the Company required to be performed by it at or prior to the Convertible Note Closing shall have been performed in all material respects.
(c) The obligation of the Investor to consummate the purchase of the Convert and Warrant Securities pursuant to this Agreement shall be subject to the conditions (which may be waived in writing (email being sufficient) by the Investor) that (i) all representations and warranties of New Adagio and the Company contained in this Agreement shall be true and correct in all material respects at and as of the Convertible Note Closing (other than representations and warranties that are qualified as to materiality or a material adverse effect on the legal authority of New Adagio or the Company to comply in all material respects with the terms of this Agreement, which representations and warranties shall be true and correct in all respects) at and as of the Convertible Note Closing (except for those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects as of such specified earlier date); (ii) New Adagio and the Company shall have performed, satisfied and complied in all material respects with all obligations, covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the Convertible Note Closing; and (iii) no Event of Default (as defined in the Bridge Note) under the Bridge Note shall have occurred or be continuing.
SECTION 3

REDUCTION OF INVESTOR COMMITMENT
3.1 Following the date hereof, if the Company, ARYA or New Adagio receives any financing or commitment for financing for which, in either case, the proceeds of such financing are available to the Company, ARYA or New Adagio, as applicable, on or prior to the Transaction Closing Date (any such financing, an “Additional Financing”), whether in the form of equity, debt or convertible debt, other than pursuant to the financing agreements set forth on Exhibit D hereto, the gross proceeds (notwithstanding any fees netted therefrom) of such Additional Financing shall be applied, in the sole discretion of the Investor, pursuant to written instructions delivered by the Investor to the Company and New Adagio three (3) business days prior to the Convertible Note Closing:
(a) prior to the cancellation (or transfer to New Adagio) of the Bridge Note and issuance of the Converted Bridge Note, to repay and retire the Bridge Note, or such portion thereof as directed by the Investor, and to deliver to the account specified by the Investor immediately available funds corresponding to the Bridge Note repayment request made by the Investor;
(b) to reduce the Investor Convertible Note Commitment; or
(c) a combination of (a) and (b).
Notwithstanding the foregoing or any provision set forth herein, the Company shall be permitted to refinance the Existing Credit Facility and any further refinancing thereof.
3.2 To the extent that the gross proceeds of any Additional Financing is applied as set forth in Section 3.1, the number of Warrant Shares into which the Warrants may be exercised shall be reduced in proportion to the amount that the sum of the Bridge Note Principal Amount and Investor Convertible Note Commitment is reduced pursuant to Section 3.1.
3.3 The Investor agrees that to the extent the gross proceeds of any Additional Financing is applied at the option of the Investor to reduce the Additional Cash (as defined in the Perceptive PIPE Agreement (as defined below)) to be invested by the Investor pursuant to the subscription agreement, dated February 13, 2024, by and between the Investor, ARYA and New Adagio (the “Perceptive PIPE Agreement”), then such Additional Financing may not also be applied as set forth in Section 3.1 hereof.
Ann. S-3

SECTION 4

REPRESENTATIONS AND WARRANTIES OF THE INVESTOR
The Investor hereby represents, warrants and covenants to the Company as follows:
4.1 Authorization, Etc. The Investor is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation; and all action on the part of the Investor necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents (as defined herein) and the performance of all obligations of the Investor hereunder and thereunder has been taken or will be taken prior to the issuance of the applicable Securities.
4.2 Validity. This Agreement and the other Transaction Documents to which the Investor is a party constitute valid and legally binding obligations of the Investor, enforceable against the Investor in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
4.3 Purchase for Own Account. The Investor is acquiring the Bridge Note and the Convert and Warrant Securities (together, the “Bridge and Convert Securities”) and any equity securities directly or indirectly issuable upon conversion of the Bridge and Convert Securities (such equity securities together with the Bridge and Convert Securities, the “Securities”) solely for investment for the Investor’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The acquisition by the Investor of any of the Securities shall constitute confirmation of the representation by the Investor that the Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities. The Investor has full power and authority to enter into this Agreement, the Bridge and Convert Securities and any document delivered pursuant to any provision hereof or thereof (collectively, the “Transaction Documents”).
4.4 Disclosure of Information. The Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Securities, the offering of the Securities and the business, properties, prospects and financial condition of the Company. The foregoing shall not modify, amend or otherwise affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement.
4.5 Investment Experience. The Investor is an investor in securities of companies in the development stage and acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Securities. If other than an individual, the Investor also represents it has not been organized for the purpose of acquiring the Securities. The Investor acknowledges that any investment in the Securities involves a high degree of risk, and represents that it is able, without materially impairing its financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of its investment.
4.6 Accredited Investor. The Investor is an “accredited investor” within the meaning of Regulation D under the Securities Act of 1933, as amended (the “Act”).
4.7 Restrictions on Transfer. The Investor understands that the Securities are characterized as “restricted securities” under the federal securities laws in as much as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act, only in certain limited circumstances. In this connection, the Investor represents that it is familiar with Rule 144 promulgated under the Act, as presently in effect, and understands the resale limitations imposed thereby and by the Act. The Investor understands that the Securities have not been and will not be registered under the Act and have not been and will not be registered or qualified in any state in which they are offered, and the Investor will not be able to resell or otherwise transfer his, her or its Securities unless they are registered under the Act and registered or qualified under applicable state securities laws, or an exemption from such registration or qualification is available. The Investor has no immediate need for liquidity in connection with this investment and does not anticipate that it will need to sell his, her or its Securities in the foreseeable future.
Ann. S-4

4.8 Further Limitations on Disposition. Prior to the closing of the Transaction, without in any way limiting the representations set forth above, the Investor further agrees not to make any disposition of all or any portion of the Securities or assign any rights hereunder unless and until the transferee has agreed in writing for the benefit of the Company to be bound by this Agreement (including this ) and any other agreement which the purchasers of new equity securities are required to execute and deliver, as provided for in Section 2 of the Bridge Note, and/or have entered into with the Company and by which the Investor is bound as of the date of such disposition, and:
(a) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or
(b) An exemption from registration is available with respect to such proposed disposition;
4.9 Legends. The Investor understands and agrees that the Company will cause the legends set forth below or legends substantially equivalent thereto, to be placed upon the Securities, together with any other legends that may be required by state or federal securities laws, or by any agreement to which the Investor may become party in accordance with the Securities or the Transaction:
THIS SECURITY AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR TRANSFERRED FOR VALUE DIRECTLY OR INDIRECTLY, IN THE ABSENCE OF SUCH REGISTRATION UNDER THE ACT AND QUALIFICATION UNDER APPLICABLE STATE LAWS, OR PURSUANT TO AN EXEMPTION THEREFROM.
THIS SECURITY AND THE INDEBTEDNESS, RIGHTS AND OBLIGATIONS EVIDENCED HEREBY ARE SUBORDINATE IN THE MANNER AND TO THE EXTENT SET FORTH IN THAT CERTAIN SUBORDINATION AGREEMENT DATED AS OF FEBRUARY 13, 2024, AMONG THE COMPANY (AS DEFINED BELOW), THE INVESTOR (AS DEFINED BELOW), AND SILICON VALLEY BANK, A DIVISION OF FIRST-CITIZENS BANK & TRUST COMPANY.
SECTION 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company hereby represents and warrants to the Investor that:
5.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted. The Company’s wholly-owned subsidiary, Adagio Medical GmbH, an entity organized under the laws of Germany (the “Subsidiary”) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, and has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted. The Company and the Subsidiary are each duly qualified to transact business and are in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on their respective businesses or properties.
5.2 Authorization. All action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement and the Bridge Note, the performance of all obligations of the Company hereunder and thereunder, and the authorization, issuance (or reservation for issuance), sale and delivery of the Bridge Note and any equity securities directly or indirectly issuable upon conversion of the Bridge Note (such equity securities together with the Bridge Note, the “Bridge Securities”) has been taken or will be taken prior to the issuance of the applicable Bridge Securities. This Agreement and the Bridge Note to which the Company is a party constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
5.3 Capitalization; Valid Issuance. Exhibit E attached hereto sets forth, as of the date hereof, all of the authorized, issued and outstanding equity securities of the Company and the holders thereof. Except as set forth
Ann. S-5

on Exhibit E, in the Agreement or in the Bridge Note, there are no equity securities of the Company issued, reserved for issuance or outstanding and no outstanding options, warrants, convertible or exchangeable securities, securities exercisable for other securities, subscriptions, rights (including any preemptive rights), equity linked securities, calls or commitments of any character whatsoever to which the Company is a party or may be bound requiring the issuance or sale of any equity securities of the Company. Except as set forth in Exhibit E, no stock plan, stock purchase, stock option or other agreement or understanding between the Company and any holder of equity securities or rights to purchase equity securities provides for acceleration or other changes in the vesting provisions or terms of such agreements or understandings, or the lapse of a Company repurchase right, upon the occurrence of any event. The Company has never adjusted or amended the exercise price of any stock options previously awarded, whether through amendment, cancellation, replacement grant, repricing, or any other means. To the Company’s knowledge, no stock options, stock appreciation rights or other equity-based awards issued or granted by the Company are, or will be, subject to the penalties of Section 409A(a)(1) of the Internal Revenue Code of 1986, as amended. All outstanding equity securities of the Company have been, or upon issuance will be, validly issued and are fully paid and nonassessable. The Company holds no equity securities or other ownership interests in any other person or entity, other than the Subsidiary.
5.4 Financial Statements. The Company has provided to the Investor, a copy of the Company’s audited consolidated financial statements for the 12-month period ended December 31, 2022 (the balance sheet at December 31, 2022 being hereinafter referred to as the “Balance Sheet”, and all such financial statements being hereinafter referred to collectively as the “Financial Statements”). The Financial Statements have been prepared in a manner consistent with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods covered (except that the Financial Statements have been prepared without complete footnotes and are subject to year-end adjustments), and fairly present in all material respects the financial position and results of operations of the Company as of the date and for the periods covered thereby. At the date of the Balance Sheet (the “Balance Sheet Date”), the Company and its Subsidiary have no liabilities or obligations, fixed, contingent, or otherwise, not reflected on the Balance Sheet (including liabilities which under GAAP are not required to be reflected on the Balance Sheet) except for liabilities incurred in the ordinary course of business, which, individually or in the aggregate, are not material to the financial condition or operating results of the Company. Except as disclosed in the Financial Statements, the Company is not a guarantor or indemnitor of any indebtedness of any other person or corporation.
5.5 Seniority of the Bridge Note. Except for, solely prior to the Convertible Note Closing, the Existing Credit Facility (as such term is defined in the Bridge Note), there is no Indebtedness of the Company that ranks senior in right of payment to the Bridge Note, whether with respect to payment of principal, interest, redemption, fees, or penalties, or upon liquidation or dissolution of the Company, or otherwise. The Investor, in its capacity as the Investor (as such term is defined in the 2023 Notes (as such term is defined in the Bridge Note)) and the holder of the 2023 Notes and the Second 2023 Notes Tranche, hereby consents to the issuance of the Bridge Note and incurrence of Indebtedness by the Company pursuant to the Bridge Note. The Bridge Note shall rank pari passu in right of payment to the 2023 Notes and the Second 2023 Notes Tranche, whether with respect to payment of principal, interest, redemption, fees, or penalties, or upon liquidation or dissolution of the Company, or otherwise. Prior to the earlier of (i) thirty (30) days following the issuance of the Bridge Note and (ii) the consummation of the Transaction, the Company shall deliver to the Investor, in form and substance reasonably satisfactory to the Investor, an omnibus amendment (the “Omnibus Amendment”) to the convertible promissory notes issued by the Company on October 27, 2022 (the “2022 Notes”), executed by the Company and the requisite investors holding the 2022 Notes, which subordinates the 2022 Notes to the Bridge Note issued and sold pursuant to this Agreement. As of the Convertible Note Closing, the Closing Date Convertible Note and Converted Bridge Note shall rank pari passu in right of payment and liens to other New Adagio Convertible Notes that will be issued by New Adagio upon the consummation of the Transaction, whether with respect to payment of principal, interest, redemption, fees, or penalties, or upon liquidation or dissolution of the Company or New Adagio, or otherwise.
5.6 Indebtedness.
(a) As of the Bridge Note Closing, other than the Existing Credit Facility, the 2022 Notes, the 2023 Notes and the Second 2023 Notes Tranche, neither the Company nor its Subsidiary (i) has any outstanding Indebtedness in an amount in excess of $1,000,000 (excluding intercompany Indebtedness),
Ann. S-6

(ii) is in violation of any term of or in default under any contract, agreement or instrument relating to any such Indebtedness, except where such violations and defaults would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, or (iii) is a party to any contract, agreement or instrument relating to any such Indebtedness, the performance of which, in the judgment of the Company’s officers, has or would reasonably be expected to have or is expected to have a Company Material Adverse Effect. As of the Bridge Note Closing, without limiting the foregoing, the Company hereby represents and warrants that immediately before and after entering into and giving effect to this Agreement, the Company is not in default, and there exists no event of default, under the Existing Credit Facility, the 2022 Notes, the 2023 Notes or the Second 2023 Notes Tranche, whether as a result of the transactions contemplated by the Transaction Documents or otherwise.
(b) As of the Convertible Note Closing, neither the Company nor its Subsidiary (i) has any outstanding Indebtedness (other than with respect to the New Adagio Convertible Notes) and other than Indebtedness expressly permitted under the New Adagio Convertible Notes, (ii) is in violation of any term of or in default under any contract, agreement or instrument relating to any such Indebtedness, except where such violations and defaults would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect, or (iii) is a party to any contract, agreement or instrument relating to any such Indebtedness, the performance of which, in the judgment of the Company’s officers, has or would reasonably be expected to have or is expected to have a Company Material Adverse Effect. For purposes of this Agreement, “Company Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the results of operations, business, properties or condition (financial or otherwise) of the Company; (b) a material impairment of the ability of the Company to perform in any material respect any of its or their respective obligations under the Bridge Note or this Agreement; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability of this Agreement or the Bridge Note.
5.7 Litigation. There is no lawsuit, litigation, action, inquiry, audit, examination or investigation, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) by or before or otherwise involving any Authority (as defined herein) (“Action”) pending or to the Company’s knowledge, currently threatened against the Company that questions the validity of the Transaction Documents, the right of the Company to enter into this Agreement and the other Transaction Documents to which it is a party, or to consummate the transactions contemplated hereby or thereby, or that would reasonably be expected to result, either individually or in the aggregate, in a Company Material Adverse Effect. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment, ruling, decree, judicial or arbitral award, subpoena, verdict, determination or decision entered, issued or rendered by an Authority (as defined herein) (“Order”) that would reasonably be expected to result in a Company Material Adverse Effect. For the purpose of this Agreement, “Authority” means any United States or non-United States (i) federal, state, local, municipal or other government, (ii) governmental or quasi-governmental entity or (iii) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitrator or arbitral tribunal (public or private).
5.8 Absence of Certain Changes. The Company represents that since December 31, 2023, there has been no material adverse change in the assets, operations or financial condition of the Company taken as a whole. The Company has not taken any steps with any governmental agency or authority or any other regulatory or self-regulatory agency or authority to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reasonable basis to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. As of the Bridge Note Closing, the Company is not, and, as of the Convertible Note Closing, after giving effect to the transactions contemplated hereby to occur at the Convertible Note Closing, New Adagio will not be Insolvent (as defined herein). For purposes of this Section , “Insolvent” means, with respect to any person (i) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured in the ordinary course, (ii) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature in the ordinary course or (iii) such person has unreasonably small capital with which to conduct the business in which it is engaged, as such business is now conducted. For purposes of the foregoing, the amount of any contingent liability at any time shall be computed as the amount that, in light of all facts and circumstances existing at the time, represents the amount that could reasonably be expected to become an actual liability.
Ann. S-7

5.9 Absence of Required Consents; No Violations; Compliance with Laws. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Authority on the part of the Company or its Subsidiary is required in connection with the consummation of the transactions contemplated by this Agreement, except for such filing(s) pursuant to applicable state securities laws as may be necessary, which filings will be timely effected after the Bridge Note Closing or the Convertible Note Closing, as applicable. The Company is not in violation or default of any provision of the Company’s Amended and Restated Certificate of Incorporation or the Company’s bylaws. The Company and its Subsidiary are in compliance in all material respects with all applicable federal, national, state, local, foreign, national, multinational or supranational statutes, laws (including common law and, if applicable, fiduciary or similar duties), acts, statutes, ordinances, treaties, rules, codes and regulations (“Laws”) and Orders, and to the Company’s knowledge, neither of them have been charged with any violation of any applicable Law or Order, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any Order or contract or an event that results in the creation of any material lien, charge or encumbrance upon any material assets of the Company or the suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its Subsidiary, or their respective businesses or operations or any of their respective assets or properties.
5.10 Taxes. The Company has either (i) timely filed or (ii) timely filed extensions, solely to the extent such extensions are sought in the ordinary course of business, for, all federal, provincial, state, municipal, non-U.S. and other tax returns and reports required to be filed, and have timely paid all federal, provincial, state, municipal, non-U.S. and other taxes levied or imposed upon them or their properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP and, except for failures to file or pay as could not, either individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. There are no tax audits, deficiencies, assessments or other claims with respect to the Company that could, either individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.
5.11 Offering. Subject in part to the truth and accuracy of the Investor’s representations set forth in of this Agreement, the offer, sale and issuance of the Bridge Securities by the Company as contemplated by this Agreement are exempt from the registration requirements of the Act and will not result in a violation of the qualification or registration requirements of any applicable state securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.
5.12 Valid Issuance of Securities. As of the Convertible Note Closing, the equity securities issuable by the Company upon conversion of the Bridge Note have been or will have been prior to their issuance duly and validly reserved for issuance, and when issued, sold and delivered in accordance with the terms of the Bridge Note, will be duly and validly issued, fully paid and nonassessable.
5.13 No “Bad Actor” Disqualification. The Company has exercised reasonable care to determine whether any Company Covered Person (as defined herein) is subject to any of the “bad actor” disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act (“Disqualification Events”). To the Company’s knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of this Agreement, “Company Covered Persons” are those persons specified in Rule 506(d)(1) under the Act; provided, however, that Company Covered Persons do not include (a) the Investor, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and the Investor.
5.14 Use of Proceeds. The Company shall use the proceeds of the Bridge Note (i) solely for working capital purposes for the operation of its business, and not for any personal, family or household purpose and (ii) in compliance with all applicable Laws.
Ann. S-8

SECTION 6

REPRESENTATIONS AND WARRANTIES OF NEW ADAGIO
New Adagio hereby represents and warrants to the Investor that:
6.1 Organization, Good Standing and Qualification. New Adagio is duly incorporated and validly existing as a corporation in good standing under the laws of the State of Delaware. New Adagio has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement and the Convert and Warrant Securities.
6.2 Authorization. All action on the part of New Adagio, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Agreement and the Convert and Warrant Securities, the performance of all obligations of New Adagio hereunder and thereunder, and the authorization, issuance (or reservation for issuance), sale and delivery of the Convert and Warrant Securities and any equity securities directly or indirectly issuable upon conversion of the Convert and Warrant Securities (such equity securities, the “Convert Equity Securities”) has been taken or will be taken prior to the issuance of the applicable Convert Equity Securities. This Agreement and the Convert and Warrant Securities to which New Adagio is a party constitute valid and legally binding obligations of New Adagio, enforceable against New Adagio in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
6.3 Capitalization; Valid Issuance. The authorized share capital of New Adagio (excluding the issued share capital) consists of one thousand (1,000) share of Common Stock and the issued share capital of New Adagio consists of one (1) share of Common Stock. Immediately following the Convertible Note Closing, all of the issued and outstanding shares of Common Stock (A) shall be duly authorized, validly issued, fully paid and nonassessable, (B) shall have been issued in compliance with applicable law and (C) shall not have been issued in breach or violation of any preemptive rights or contract. There are no shareholder agreements, voting trusts or other agreements or understandings to which New Adagio is a party or by which it is bound relating to the voting of any securities of New Adagio, other than (1) as set forth in any form, report, statement, schedule, proxy and other document filed by ARYA on or prior to the Convertible Note Closing and (2) as contemplated by the Business Combination Agreement.
6.4 Seniority of the Closing Date Convertible Note and the Converted Bridge Note. There is no Indebtedness of New Adagio that ranks senior in right of payment to the Closing Date Convertible Note and the Converted Bridge Note, whether with respect to payment of principal, interest, redemption, fees, or penalties, or upon liquidation or dissolution of New Adagio, or otherwise. The Closing Date Convertible Note and Converted Bridge Note shall rank pari passu in right of payment to other New Adagio Convertible Notes that will be issued by New Adagio upon the consummation of the Transaction, whether with respect to payment of principal, interest, redemption, fees, or penalties, or upon liquidation or dissolution of New Adagio or the Company, or otherwise.
6.5 Indebtedness. As of the Bridge Note Closing, New Adagio has no outstanding Indebtedness. As of the Convertible Note Closing, except for the New Adagio Convertible Notes, neither New Adagio nor any of its subsidiaries (i) have any outstanding Indebtedness other than Indebtedness expressly permitted under the New Adagio Convertible Notes to exist on the Transaction Closing Date, (ii) is in violation of any term of or in default under any contract, agreement or instrument relating to any such Indebtedness, except where such violations and defaults would not reasonably be expected to result, individually or in the aggregate, in a New Adagio Material Adverse Effect, or (iii) is a party to any contract, agreement or instrument relating to any such Indebtedness, the performance of which, in the judgment of New Adagio’s officers, has or would reasonably be expected to have or is expected to have a New Adagio Material Adverse Effect. For purposes of this Agreement, “New Adagio Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the results of operations, business, properties or condition (financial or otherwise) of New Adagio; (b) a material impairment of the ability of New Adagio to perform in any material respect any of its or their respective obligations under the the Closing Date Convertible Note, the Converted Bridge Note or this Agreement; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability of this Agreement, the Closing Date Convertible Note or the Converted Bridge Note.
Ann. S-9

6.6 Litigation. There is no Action pending or to New Adagio’s knowledge, currently threatened against New Adagio that questions the validity of the Transaction Documents, the right of New Adagio to enter into this Agreement and the other Transaction Documents to which it is a party, or to consummate the transactions contemplated hereby or thereby, that would prohibit the listing of the shares of Common Stock or Convert Equity Securities, or the registration of, when issued in connection with the closing of the Transaction, the shares of Common Stock or Convert Equity Securities under the Exchange Act, or that would reasonably be expected to result, either individually or in the aggregate, in a New Adagio Material Adverse Effect. New Adagio is not a party or subject to the provisions of any Order that would reasonably be expected to result in a New Adagio Material Adverse Effect.
6.7 Absence of Certain Changes. There has been no material adverse change in the assets, operations or financial condition of New Adagio taken as a whole. New Adagio has not taken any steps with any governmental agency or authority or any other regulatory or self-regulatory agency or authority to seek protection pursuant to any bankruptcy law nor does New Adagio have any knowledge or reasonable basis to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. After giving effect to the transactions contemplated hereby to occur at the Convertible Note Closing, will not be Insolvent (as defined herein). For purposes of this Section 6.7, “Insolvent” means, with respect to any person (i) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured in the ordinary course, (ii) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature in the ordinary course or (iii) such person has unreasonably small capital with which to conduct the business in which it is engaged, as such business is now conducted. For purposes of the foregoing, the amount of any contingent liability at any time shall be computed as the amount that, in light of all facts and circumstances existing at the time, represents the amount that could reasonably be expected to become an actual liability.
6.8 Absence of Required Consents; No Violations; Compliance with Laws. Assuming the accuracy of the representations and warranties of the Investor, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Authority on the part of New Adagio is required in connection with the consummation of the transactions contemplated by this Agreement, other than (i) filings with the U.S. Securities and Exchange Commission, (ii) filings required by applicable state securities laws, (iii) filings required by Nasdaq, or such other applicable stock exchange on which shares of Common Stock will be listed, (iv) those required to consummate the Transaction as provided under the Business Combination Agreement, and (v) those of which the failure to obtain would not be reasonably likely to have, individually or in the aggregate, a New Adagio Material Adverse Effect. New Adagio is not in violation or default of any provision of New Adagio’s certificate of incorporation or New Adagio’s bylaws. New Adagio is in compliance in all material respects with all Laws and Orders, and to New Adagio’s knowledge, neither of them have been charged with any violation of any applicable Law or Order, except as would not reasonably be expected to be, individually or in the aggregate, material to New Adagio. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a default under any Order or contract or an event that results in the creation of any material lien, charge or encumbrance upon any material assets of New Adagio or the suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization or approval applicable to New Adagio, or its operations, assets or properties.
6.9 Taxes. New Adagio has either (i) timely filed or (ii) timely filed extensions, solely to the extent such extensions are sought in the ordinary course of business, for, all federal, provincial, state, municipal, non-U.S. and other tax returns and reports required to be filed, and have timely paid all federal, provincial, state, municipal, non-U.S. and other taxes levied or imposed upon them or their properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP and, except for failures to file or pay as could not, either individually or in the aggregate, reasonably be expected to result in a New Adagio Material Adverse Effect. There are no tax audits, deficiencies, assessments or other claims with respect to New Adagio that could, either individually or in the aggregate, reasonably be expected to result in a New Adagio Material Adverse Effect.
Ann. S-10

6.10 Offering. Subject in part to the truth and accuracy of the Investor’s representations set forth in of this Agreement, the offer, sale and issuance of the Convert and Warrant Securities and the Convert Equity Securities by New Adagio as contemplated by this Agreement are exempt from the registration requirements of the Act and will not result in a violation of the qualification or registration requirements of any applicable state securities laws, and neither New Adagio nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.
6.11 Valid Issuance of Securities. The Convert Equity Securities have been or will have been prior to their issuance duly and validly reserved for issuance, and when issued, sold and delivered in accordance with the terms of the applicable Convert and Warrant Securities, will be duly and validly issued, fully paid and nonassessable.
6.12 No “Bad Actor” Disqualification. New Adagio has exercised reasonable care to determine whether any New Adagio Covered Person (as defined herein) is subject to any of the “bad actor” disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act (“New Adagio Disqualification Events”). To New Adagio’s knowledge, no New Adagio Covered Person is subject to a New Adagio Disqualification Event. New Adagio has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of this Agreement, “New Adagio Covered Persons” are those persons specified in Rule 506(d)(1) under the Act; provided, however, that New Adagio Covered Persons do not include (a) the Investor, or (b) any person or entity that is deemed to be an affiliated issuer of New Adagio solely as a result of the relationship between New Adagio and the Investor.
6.13 Use of Proceeds. New Adagio shall use the proceeds of the Convert and Warrant Securities (i) solely for working capital purposes for the operation of its business, and not for any personal, family or household purpose and (ii) in compliance with all applicable Laws.
SECTION 7

MISCELLANEOUS
7.1 Termination. The obligation of the Investor and New Adagio to consummate the purchase and sale of the Convert and Warrant Securities pursuant to this Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder with respect to such obligation shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Agreement, and (c) the delivery of a notice of termination of this Agreement by the Investor to New Adagio following the date that is thirty (30) calendar days after the Termination Date (as defined in the Business Combination Agreement, and such thirtieth calendar day, the “Outside Date”), if the Convertible Note Closing has not occurred by the Outside Date (provided, that the right to terminate this Agreement pursuant to this clause (c) shall not be available to the Investor if the Investor’s breach of any of its covenants or obligations under this Agreement, either individually or in the aggregate, shall have proximately caused the failure of the consummation of the Transaction on or before the Outside Date) (the termination events described in clauses (a)–(c) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful and material breach of any covenant, agreement, obligation, representation or warranty hereunder prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful and material breach. New Adagio shall notify the Investor of the termination of the Business Combination Agreement as promptly as practicable after the termination of the Business Combination Agreement. Except for Section 7.2 of this Agreement which shall survive a Termination Event, this Agreement shall, upon the occurrence of a Termination Event, be void and of no further effect and any monies paid by the Investor to New Adagio in connection with the purchase and sale of the Convert and Warrant Securities shall promptly (and in any event within one (1) business day) following the Termination Event be returned to the Investor.
7.2 Board Appointment. Within thirty (30) days following the Bridge Note Closing Date, the Company shall use its best efforts to take action necessary to procure the consent, or commitment of the necessary shareholders to consent, to the nomination right of the Investor that permits the Investor to require the Company to appoint such number of directors designated by the Investor (such directors, the “Investor Directors”) to serve on the board of directors of the Company (the “Board”) as would cause the Investor Directors to comprise a majority of the Board.
Ann. S-11

7.3 Survival. The warranties, representations and covenants of the Company, New Adagio and Investor contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement, the Bridge Note (and the Bridge Note Closing) and the Convertible Note (and the Convertible Note Closing) and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Investor, the Company or New Adagio.
7.4 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. The Investor may assign any or all of its rights or obligations under Section 2 to any Affiliate (as defined herein) of the Investor; provided, however, that no such assignment shall relieve the Investor of any of its obligations hereunder except to the extent actually performed and the Investor shall remain liable, on a joint and several basis and without duplication, for all its obligations under this Agreement until the termination of this Agreement except to the extent actually performed. For the purpose of this Agreement, “Affiliate” means with respect to any person, any person which directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person.
7.5 Governing Law. This Agreement, each Transaction Document (unless otherwise expressly set forth therein), and all disputes and Actions arising out of or in connection with the foregoing shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflict of law principles thereof.
7.6 Submission to Jurisdiction. Each of the parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any federal court within the State of Delaware, and then, if such federal court declines to accept jurisdiction, any state or federal court within New York, New York), for the purposes of any Action (i) arising under this Agreement or under any Transaction Document (unless otherwise expressly set forth therein) or (ii) in any way connected with or related or incidental to the dealings of the parties in respect of this Agreement or any Transaction Document (unless otherwise expressly set forth therein) or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action has been brought in an inconvenient forum. Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action or cause thereof against such party (x) arising under this Agreement or under any Transaction Document (unless otherwise expressly set forth therein) or (y) in any way connected with or related or incidental to the dealings of the parties in respect of this Agreement or any Transaction Document (unless otherwise expressly set forth therein) or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (a) any claim that such party is not personally subject to the jurisdiction of the courts as described in this Section for any reason, (b) that such party or such party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (x) the Action or cause thereof in any such court is brought against such party in an inconvenient forum, (y) the venue of such Action or cause thereof against such party is improper; or (z) this Agreement, or the subject matter hereof, may not be enforced against such party in or by such courts. Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth on their signature pages hereto shall be effective service of process for any such Action, demand, or cause thereof.
7.7 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY TRANSACTION DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY TRANSACTION DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES
Ann. S-12

EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION .
7.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile and electronic (including PDF) signatures shall be as effective as original signatures.
7.9 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
7.10 Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) three business days after deposit in the U.S. mail with first class or certified mail receipt requested postage prepaid; or (c) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the Investor or the Company as set forth on their respective signature pages hereto. A party may change or supplement its address, or designate additional addresses, for purposes of this Section by giving the other parties written notice of the new address in the manner set forth above.
7.11 Amendments and Waivers. Any term of this Agreement, the Bridge Notes or Convert and Warrant Securities may be amended and the observance of any term of this Agreement, the Bridge Notes or Convert and Warrant Securities may be waived (either generally or in a particular instance and either retroactively or prospectively), only by prior written agreement between the Company, New Adagio and the Investor.
7.12 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.
7.13 Expenses. Each of the Company, New Adagio and the Investor will bear all of its own expenses in connection with the preparation, execution and negotiation of the Transaction Documents and the transactions contemplated hereby and thereby. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement or any of the other Transaction Documents, the prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Notwithstanding anything to the contrary contained herein, at the Bridge Note Closing, the Company shall pay the reasonable fees and expenses of the Investor, in an amount not to exceed, in the aggregate, $35,000.
7.14 Entire Agreement. This Agreement and the documents referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.
7.15 Non-Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the parties to this Agreement, and without limiting the generality of the foregoing, none of the Representatives of any party to this Agreement shall have any liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, except as expressly provided herein or, for the avoidance of doubt, for claims pursuant to any Transaction Document by any party(ies) thereto against any other party(ies) thereto on the terms and subject to the conditions therein. “Representatives” shall mean, with respect to a person, such person’s Affiliates and its and such Affiliates’ respective directors, officers, employees, advisors, agents, consultants, attorneys, accountants, investment bankers or other representatives.
[Signature Pages Follow]
Ann. S-13

IN WITNESS WHEREOF, the parties have executed this Note Purchase Agreement as of the date first above written.
COMPANY:

ADAGIO MEDICAL, INC.

By:	/s/ John Dahldorf
Name:	John Dahldorf
Title:	Chief Financial Officer
Address for notices:	26051 Merit Cir #102
Laguna Hills, CA 92653
Attn: John Dahldorf
Email: jdahldorf@adagiomedical.com

With a copy (which shall not constitute notice) to:

Address:	Reed Smith LLP 1901 Avenue of the Stars, Suite 700 Los Angeles, CA 90067-6078 Attn: Michael Sanders Benjamin L. Brimeyer Email: MSanders@reedsmith.com BBrimeyer@reedsmith.com
Ann. S-14

IN WITNESS WHEREOF, the parties have executed this Note Purchase Agreement as of the date first above written.
NEW ADAGIO

AJA HOLDCO, INC.

By:	/s/ Michael Altman
Name:	Michael Altman
Title:	Authorized Signatory

Address for Perceptive Advisors notices:	51 Astor Place, 10th Floor New York, NY 10003 Attn: Michael Altman Email: Michael@perceptivelife.com

With a copy (which shall not constitute notice) to:

Address:	Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Attn: Jonathan L. Davis, P.C. Ryan K. Brissette, P.C. Email: jonathan.davis@kirkland.com ryan.brissette@kirkland.com
Ann. S-15

IN WITNESS WHEREOF, the parties have executed this Note Purchase Agreement as of the date first above written.
THE INVESTOR:

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	/s/ Michael Altman
Name:	Michael Altman
Title:	Authorized Signatory

Address for notices:	Perceptive Advisors 51 Astor Place, 10th Floor New York, NY 10003 Attn: Michael Altman Email: Michael@perceptivelife.com

With a copy (which shall not constitute notice) to:

Address:	Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Attn: Jonathan L. Davis, P.C. Ryan K. Brissette, P.C. Email: jonathan.davis@kirkland.com ryan.brissette@kirkland.com
Ann. S-16

EXHIBIT A

Bridge Note
THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR TRANSFERRED FOR VALUE DIRECTLY OR INDIRECTLY, IN THE ABSENCE OF SUCH REGISTRATION UNDER THE ACT AND QUALIFICATION UNDER APPLICABLE STATE LAWS, OR PURSUANT TO AN EXEMPTION THEREFROM.
THIS NOTE AND THE INDEBTEDNESS, RIGHTS AND OBLIGATIONS EVIDENCED HEREBY ARE SUBORDINATE IN THE MANNER AND TO THE EXTENT SET FORTH IN THAT CERTAIN SUBORDINATION AGREEMENT DATED AS OF FEBRUARY 13, 2024, AMONG THE COMPANY (AS DEFINED BELOW), THE INVESTOR (AS DEFINED BELOW), AND SILICON VALLEY BANK, A DIVISION OF FIRST-CITIZENS BANK & TRUST COMPANY.
ADAGIO MEDICAL, INC.

CONVERTIBLE PROMISSORY NOTE
Initial Principal Amount: $7,000,000	[•], 2024
FOR VALUE RECEIVED, Adagio Medical, Inc., a Delaware corporation (the “Company”) promises to pay to Perceptive Life Sciences Master Fund, Ltd. (the “Investor”), or its registered assigns, the principal sum of SEVEN MILLION DOLLARS ($7,000,000), or such lesser amount as shall equal the outstanding principal amount hereof (the “Principal Amount”), together with interest from the date of this convertible promissory note (this “Note”) on the unpaid principal balance at a rate equal to 8% per annum (the “Interest Rate”), computed on the basis of the actual number of days elapsed and a year of 365 days. If an Event of Default (as defined below) occurs and is continuing, the Interest Rate shall increase to 12% per annum while such Event of Default is continuing. The then-outstanding Principal Amount, together with any then unpaid and accrued interest payable hereunder, shall be due and payable upon the termination of the Business Combination Agreement in accordance with its terms (the “Maturity Date”).
This Note is issued pursuant to that certain Note Purchase Agreement dated as of the date hereof (the “Agreement”; together with this Note, the “Note Documents”) between the Company and the Investor, dated the date hereof. Capitalized terms used herein and not otherwise defined have the meanings given them in the Agreement.
1. Payments.
(a) Interest. Interest on the Principal Amount will accrue at the then applicable Interest Rate and shall be payable on the Maturity Date.
(b) Dividends. Following the issuance date of this Note, when, as and if a dividend is declared on the Common Stock or any equivalents thereof, the Investor shall participate in such dividend, in an amount determined on an as-converted basis as though this Note had been converted pursuant to Section 2 hereof.
(c) Voluntary Prepayment. This Note may not be prepaid without the consent of the Investor.
(d) Maturity. The Principal Amount and any accrued and unpaid interest, is due and payable on the Maturity Date.
(e) Change of Control Transaction; Liquidation Event. (A) In the event of: (i) a merger or consolidation of the Company with or into another person or entity; (ii) a reorganization, business combination or the sale by the Company of its voting equity securities after the consummation of which the equityholders of the Company immediately before such transaction own in the aggregate less than fifty percent (50%) of the Company’s equity value or voting power after the transaction; or (iii) the sale or exclusive license of a substantial portion of the Company’s intellectual property or the sale, lease or other disposition by the Company of all or substantially all of its assets to another entity, in each case whether direct or indirect, whether in a single transaction or series of transactions, and whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, purchase of assets, tender offer or otherwise (collectively subsections (i), (ii), and (iii) of this Section 1(d), a
Ann. S-17

“Change of Control Transaction”; provided, however, that the Transaction shall not constitute a Change of Control Transaction hereunder) or (B) in the event that the Company liquidates, dissolves or winds up its business and affairs as a result of (i) a voluntary decision to cease operating or (ii) a proceeding described in either of Section 3(e) or Section 3(f) (a “Liquidation Event”; provided, however, that the Transaction shall not constitute a Liquidation Event hereunder), unless this Note is converted pursuant to Section 2(b), the Company shall, immediately upon the consummation of the Change of Control Transaction or the Liquidation Event and prior to any payment to the equityholders of the Company, pay to the Investor an amount equal to the greater of (x) 120% of the sum of (i) the then-outstanding Principal Amount and all accrued and unpaid interest hereunder plus (ii) all accrued and unpaid dividends owed to the Investor pursuant to Section 1(b) and (y) such amount of proceeds as if all then-outstanding Principal Amount and any accrued and unpaid interest with respect to the Note had been converted into Common Stock (the “Liquidation Preference”).
2. Conversion. The Investor and the Company agree as follows:
(a) Business Combination Transaction Conversion. In the event of the consummation of the Transaction, effective upon the closing of the Transaction, this Note shall automatically be cancelled (or transferred to New Adagio) in connection with the issuance of New Adagio Convertible Notes (in the form of the New Adagio Convertible Note attached as Exhibit B to the Agreement) to the Investor, pursuant to, and in accordance with, the Agreement and the securities purchase agreement, dated February 13, 2024, by and among New Adagio, ARYA, the Company and the Investor. Any interest accrued on the Principal Amount shall be forfeited in connection with a cancellation (or transfer of the Note to New Adagio) described in this Section 2(a).
(b) Post-Business Combination Termination Conversions. In the event of the termination or abandonment of the Transaction:
(i) Prior to a Qualified Financing (as defined below), the Investor may, at the sole discretion of the Investor exercisable at any time, convert all, but not less than all, of the then-outstanding Principal Amount of this Note and any accrued and unpaid interest thereon into an amount of shares of the Company’s Series E Preferred Stock (as defined in the Company’s Certificate of Incorporation) equal to the to be converted Principal Amount and any accrued and unpaid interest divided by the price per share/unit equal to $24,000,000 divided by the Company’s fully-diluted Common Stock equivalents at the time of the closing date of the conversion pursuant to this Section 2(b) (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection any financing, but excluding the shares of equity securities of the Company issuable upon the conversion of this Note); provided, that the Company shall cause the shares of Series E Preferred Stock issued upon conversion of this Note to bear an aggregate liquidation preference amount equal to 120% of the then-outstanding Principal Amount and accrued and unpaid interest under this Note at the time of conversion (and for the avoidance of doubt, the Company shall, if necessary, create a sub-series of the Series E Preferred Stock on identical terms to Series E Preferred Stock, except that the aggregate liquidation preference of such sub-series will be an amount equal to 120% of the then-outstanding Principal Amount and accrued and unpaid interest under this Note at the time of conversion); or
(ii) In the event of any sale of a new series or class of preferred equity securities by the Company following the termination or abandonment of the Transaction with aggregate proceeds to the Company of at least $10,000,000 (excluding conversion of the Note, the Second 2023 Notes Tranche (as defined below), the 2023 Notes (as defined below) and the 2022 Notes (as defined below)) (a “Qualified Financing”), Investor will elect to convert the then-outstanding Principal Amount and any accrued and unpaid interest hereunder and under the 2023 Notes and the Second 2023 Notes Tranche into either (A) the Company’s Series E Preferred Stock, as described in Section 2(b)(i) or (B) such securities, shares or units to be issued and sold in such Qualified Financing, in each case in an amount that is equal to (I) the to be converted Principal Amount and any accrued and unpaid interest divided by (II) the price per share/unit equal to the lesser of (aa) 75% of the per share/unit price in such Qualified Financing and (bb) an amount equal to $24,000,000 divided by the number of fully-diluted Common Stock (or unit) equivalents at the time of the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or
Ann. S-18

similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Company issuable upon the conversion of this Note, the 2023 Notes, the Second 2023 Notes Tranche or in connection with the Qualified Financing). In the event that the preferred equity security issued in the Qualified Financing bears a liquidation preference less than 120%, then the Company shall create a sub-series of such preferred security on identical terms to the security issued in the Qualified Financing, except that the aggregate liquidation preference of such sub-series will be an amount equal to 120% of the then-outstanding Principal Amount and accrued and unpaid interest under this Note, the 2023 Notes and the Second 2023 Notes Tranche at the time of conversion. Notwithstanding the foregoing, nothing herein shall be deemed to cause or require the conversion of any amount of principal or interest under this note in connection with a Qualified Financing, unless at the time of such Qualified Financing (x) the Company is not in breach or default of any term or provision of this Note or the Agreement (and no such breach or default has previously occurred), (y) the Company certifies to Investor that the Company’s representations and warranties set forth in Sections 4.1, 4.2, 4.3, 4.6, 4.10, 4.11, 4.12, 4.13 and the first and second sentences of Section 4.9 of the Agreement are, in each case, true and correct in all material respects as of the date of the Qualified Financing, and (z) there has been no Material Adverse Effect.
(c) Procedure. Solely in connection with a conversion pursuant to Section 2(b) above, the Investor shall execute and deliver to the Company all commercially reasonable transaction documents (i) entered into by holders of the Company’s Series E Preferred Stock, or (ii) to be executed by other purchasers in a Qualified Financing, as applicable, with customary representations, covenants, warranties, registration rights and transfer restrictions (including, without limitation, (A) the same registration rights granted to investors in the fourth amended and restated investors’ rights agreement, dated November 9, 2020, by and among the Company and the Investor, and (B) a 180-day lock-up agreement in connection with an initial public offering on all shares held prior to the initial public offering; provided that all officers and directors of the Company enter into the same lock-up agreement and if any shareholders (other than any non-management shareholders who individually hold less than two percent (2%) of the issued and outstanding shares of capital stock of the Company) execute lock-up agreements with transfer restrictions for a shorter period of time or are exempted from transfer restrictions following the closing of the initial public offering, then such shorter transfer restrictions or exemption from transfer restrictions shall also apply to the Investor). At least five (5) business days prior to the closing of a Qualified Financing, the Investor shall have received form final drafts of any documents to be executed by the Investor in such a Qualified Financing and shall have the right to approve any such documents prior to the execution by other purchasers.
In the case of a conversion of this Note pursuant to paragraphs (a) or (b) above, as applicable, the Investor shall deliver the original of this Note for cancellation (or an affidavit of loss in lieu thereof). Notwithstanding the forgoing, upon a conversion of this Note pursuant to paragraphs (a) or (b) above, as applicable, this Note shall be deemed converted and of no further force and effect, whether or not delivered for cancellation. The Company shall, as soon as practicable thereafter and at Investor’s option, issue and deliver to the Investor a certificate or certificates for the securities to which Investor shall be entitled upon such conversion or make appropriate book-entry notation on the books and records of the post-Transaction company or the Company, as applicable, for the number of securities to which the Investor shall be entitled upon conversion of this Note.
3. Events of Default. The occurrence of any of the following shall constitute an “Event of Default” under this Note:
(a) Failure to Pay. The Company shall fail to pay when due any principal payment or any interest payment or other payment required under the terms of this Note; or
(b) Breaches of Covenants.
(i) The Company shall breach or otherwise fail to observe, keep or perform any of the provisions of Section 6; or
(ii) The Company shall fail to observe, keep or perform any other covenant, obligation, condition or agreement contained in any Note Document, and such failure shall continue for thirty (30) days after the earlier of the Company’s (i) receipt of written notice to the Company of such failure or (ii) actual knowledge of such failure; or
Ann. S-19

(c) Breaches of Representations and Warranties. Any of the representations and warranties of the Company under any Note Document or hereafter made shall fail to be true and correct in all material respects as of the date of this Note; or
(d) Other Payment Obligations. (i) As to Indebtedness (as defined herein) for borrowed money of the Company (other than the SVB Debt (as defined below)), in each case, in an aggregate amount in excess of One Hundred Thousand Dollars ($100,000) at any time: (A) the Company shall fail to make any payment due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) on any such Indebtedness and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness, (B) any other default shall exist under any agreement or instrument of the Company related to any such Indebtedness or any other event, shall occur and shall continue after the applicable grace period, if any, specified in such agreement or instrument if the effect of such default or event is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness, or (C) any such Indebtedness shall be declared to be due and payable or required to be prepaid (other than by a regularly scheduled required payment) prior to the stated maturity thereof and (ii) as to Indebtedness incurred under the Existing Credit Facility (the “SVB Debt”): (A) the Company shall fail to make any payment due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) on the SVB Debt and such failure shall continue after the applicable grace period, if any, specified in the Existing Credit Facility or (B) any other default shall exist under the Existing Credit Facility or any other agreement or instrument of the Company related to the SVB Debt or any other event, shall occur and shall continue after the applicable grace period, if any, specified therein if the effect of such default or event is to accelerate the maturity of the SVB Debt;
(e) Voluntary Bankruptcy or Insolvency Proceedings. The Company shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) admit in writing its inability to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it, or (vi) take any action for the purpose of effecting any of the foregoing, including but not limited to any board resolution approving the winding up, dissolution or liquidation of the Company; or
(f) Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company, or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or any of its subsidiaries, if any, or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within 45 days of commencement; or
(g) Judgements. A judgment or order shall be rendered against the Company and such judgment or order shall remain unsatisfied or undischarged and in effect for thirty (30) consecutive days without a stay of enforcement or execution; provided that this Section 3(g) shall not apply (i) to any judgment for which the Company is fully insured (except for normal deductibles in connection therewith) and with respect to which the insurer has assumed the defense and is not defending under reservation of right and with respect to which the Investor reasonably believes the insurer will pay the full amount thereof (except for normal deductibles in connection therewith) or (ii) to the extent that the aggregate amount of all such judgments and orders does not exceed $250,000.
4. Rights of Investor upon Default. Upon the occurrence of any Event of Default (other than an Event of Default described in Sections 3(a), 3(e) or 3(f)) and at any time thereafter during the continuance of such Event of Default, the Investor may, by prior written notice to the Company, declare all outstanding obligations payable by the Company under this Note to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived. Upon the occurrence of any Event of Default described in Sections 3(a), 3(e) or 3(f), immediately and without notice to the Company, all outstanding obligations payable by the Company under this Note shall automatically become immediately due and payable. In addition, upon the occurrence and during the continuance of any Event of Default, the Investor may exercise any other right power or remedy permitted to it by law, either by suit in equity or by action at law, or both.
Ann. S-20

5. Information Rights of Investor. As long as any Principal Amount, together with any accrued and unpaid interest, remains outstanding under this Note, the Company shall deliver to the Investor all notices, information and copies of all documentation that the Company is required to deliver to SVB (as defined herein) pursuant to Section 5.3 of the Existing Credit Facility (as in effect on the date hereof) concurrently with the delivery of such notices, information and documentation to SVB. Notwithstanding any notification obligations of the Company pursuant to the Existing Credit Facility, the Company shall also promptly (and in no event later than three (3) business days after the Company becomes aware thereof) notify Investor of any proposal for, occurrence of, or any change in the status of, (a) any proposed material transaction involving the Company (including, without limitation, any Change of Control Transaction, any transaction or a series of transactions involving the Company and/or any of its affiliates with one or more “special purpose acquisition”, “blank check” or similar companies (whether by business combination, tender offer or otherwise)), (b) any equity investment or similar investment (including, without limitation, any convertible debt investment) in the Company and/or any of its affiliates, or (c) any transfer or contemplated transfer of the Company’s equity securities giving rise to any tag-along, co-sale, right of first refusal, right of first offer, right of participation, preemptive rights, or other similar rights of any person, in each case, other than the Transaction or the Transaction Financing Transactions. For purposes of this Note, “Transaction Financing Transactions” means the New Adagio Convertible Notes and the private investment in public equity of ARYA and New Adagio to be consummated in connection with the consummation of the Transaction, as set forth in the Business Combination Agreement.
6. Negative Consent Rights. As long as any Principal Amount, together with any accrued and unpaid interest, remains outstanding under this Note, the Company shall not, without the prior written consent of the Investor, (i) take any actions which are prohibited by Sections 6.1, 6.2, 6.3, 6.4 (provided that no additional Subordinated Debt (as defined in the Existing Facility as in effect on the date hereof) shall be permitted; provided further that, notwithstanding the foregoing, the Company shall be permitted to refinance the Existing Credit Facility and any further refinancing thereof), 6.5 (other than Liens incurred refinancing the Existing Credit Facility and any further refinancings thereof), 6.7, 6.8, 6.9 or 6.10 of the Existing Credit Facility (as in effect on the date hereof) or (ii) incur any additional Indebtedness of the Company unless such Indebtedness is expressly subordinated to this Note on terms acceptable to the Investor. Notwithstanding the foregoing and anything to the contrary herein or in the Agreement, the consent of the Investor shall not be required for, and nothing herein or in the Agreement shall prohibit, and the Company shall be permitted to, execute and deliver, and perform its obligations under, the contemplated Securities Purchase Agreement to be entered by and among Aja Holdo, Inc., a Delaware corporation, ARYA, the Company, Allegro Opportunities LLC, and each of the other investors to be parties thereto as buyers (the “New Adagio Financing Agreement”).
7. Senior Indebtedness. The Company and the Investor agree that this Note is a general senior unsecured obligation of the Company ranking senior in right of payment to any existing Indebtedness of the Company (other than the Existing Credit Facility) and any future Indebtedness of the Company (other than any Indebtedness incurred in connection with the New Adagio Financing Agreement). The Company and the Investor agree that, to the extent and manner provided in that certain Subordination Agreement, made as of February 13, 2024, by and among the Investor and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company (“SVB”), the obligations evidenced by this Note are subordinated in right of payment to the prior payment in full of that certain Loan and Security Agreement dated as of February 3, 2023 (the “Existing Credit Facility”) among the Company and SVB and any obligation thereunder (whether outstanding on the date hereof or thereafter created or incurred (other than unasserted contingent indemnification obligations and any unasserted contingent expense reimbursement obligations that, at such time, have not been incurred)). Following the execution of the Omnibus Amendment by and among the Company and the investors holding the Company’s convertible notes dated October 27, 2022 (such convertible notes, the “2022 Notes”), the 2022 Notes will be subordinated to the Note. The Note is pari passu to (i) the convertible promissory note, dated March 27, 2023, issued by the Company to the Investor (the “2023 Initial Note”), (ii) each of the convertible promissory notes, dated June 30, 2023, July 31, 2023, August 31, 2023, September 29, 2023, and October 26, 2023, issued by the Company to the Investor (collectively, the “2023 Delayed Draw Notes”, and together with the 2023 Initial Note, the “2023 Notes”), (iii) the convertible promissory note, dated November 28, 2023, issued by the Company to the Investor (the “Second 2023 Initial Note”), and (iv) each of the convertible promissory notes, dated December 13, 2023, December 28, 2023 and January 29, 2024, issued, and that may be issued subsequently to the date hereof, by the Company to the Investor (collectively, the “Second 2023 Delayed Draw Notes”, and together with the 2023 Initial Note, the “Second 2023 Notes Tranche”). “Indebtedness” shall mean all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions
Ann. S-21

regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such indebtedness, or any indebtedness arising from the satisfaction of such indebtedness by a guarantor.
8. Miscellaneous.
(a) Transfer. This Note shall be registered. The Company will keep, at its principal executive office, books for the registration and registration of transfer of this Note. Prior to presentation of this Note for registration of transfer, the Company shall treat the Investor as the owner and holder of this Note for all purposes whatsoever. The holder of this Note, at its option, may in person or by duly authorized attorney surrender the same for exchange at the Company’s chief executive office, and promptly thereafter and at the Company’s expense, receive in exchange therefor one or more new Note(s), dated the date of this Note and registered in the name of such person or persons as shall have been designated in writing by such holder or its attorney for the same principal amount as the then-outstanding Principal Amount and any accrued and unpaid interest. Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note and (a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it; or (b) in the case of mutilation, upon surrender thereof, the Company, at its expense, will execute and deliver in lieu thereof a new Note executed in the same manner as this Note, in the same principal amount as the then-outstanding Principal Amount and any accrued and unpaid interest and dated the date to which interest shall have been paid on this Note or, if no interest shall have yet been so paid, dated the date of this Note. This Note may not be transferred, assigned or delegated by the Company without the prior written consent of the Investor. The Investor may assign this Note without the prior written consent of the Company to any of its affiliates, so long as the applicable assignee executes a joinder to this Note, in form and substance reasonably satisfactory to the Company, pursuant to which such assignee agrees to be bound by the terms hereof as though such assignee were the Investor. This Note and all of the provisions hereof shall inure to the benefit of the parties hereto and their respective permitted successors and assigns.
(b) Waiver and Amendment. This Note may not be amended, waived or modified without the prior explicit written agreement of the Company and the Investor.
(c) Notices. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and delivered in the manner set forth in the Agreement.
(d) Payment. Unless converted into the Company’s equity securities pursuant to the terms hereof or otherwise set forth herein, payment shall be made in lawful tender of the United States.
(e) Usury. In the event any interest is paid on this Note which is deemed to be in excess of the then legal maximum rate, then that portion of the interest payment representing an amount in excess of the then legal maximum rate shall be deemed a payment of principal and applied against the principal of this Note.
(f) Governing Law. This Note and all disputes and Actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflict of law principles thereof.
(g) Submission to Jurisdiction. Each of the parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any federal court within the State of Delaware, and then, if such federal court declines to accept jurisdiction, any state or federal court within New York, New York), for the purposes of any Action (i) arising under this Note or (ii) in any way connected with or related or incidental to the dealings of the parties in respect of this Note or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action has been brought in an inconvenient forum. Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action or cause thereof against such party (x) arising under this Note or (y) in any way connected with or related or incidental to the dealings of the parties in respect of this Note or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (a) any claim that such party
Ann. S-22

is not personally subject to the jurisdiction of the courts as described in this Section 8(g) for any reason, (b) that such party or such party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (x) the Action or cause thereof in any such court is brought against such party in an inconvenient forum, (y) the venue of such Action or cause thereof against such party is improper; or (z) this Note, or the subject matter hereof, may not be enforced against such party in or by such courts. Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth on their signature pages hereto shall be effective service of process for any such Action, demand, or cause thereof.
(h) Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS NOTE OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS NOTE OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH OF THE PARTIES HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS NOTE WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS NOTE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8(H).
(i) Investor Protections. To the maximum extent permitted by law, the Company waives all rights to presentment, demand, protest or any other notice of any kind in respect of payment of this Note. No course of dealing by any Investor, or the failure, forbearance or delay by any Investor in exercising any rights or remedies under this Note shall operate as a waiver of any event of default or of any right of the Investor hereunder. The Company agrees to pay the Investor’s reasonable costs in collecting and enforcing this Note, including reasonable attorney’s fees.
(j) Counterparts. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile and electronic (including PDF) signatures shall be as effective as original signatures.
[Signature Page Follows]
Ann. S-23

The Company has caused this Note to be issued as of the date first written above.
COMPANY:

ADAGIO MEDICAL, INC.

By:
Name: John Dahldorf
Title: Chief Financial Officer

THE INVESTOR:

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:
Name: Michael Altman
Title: Authorized Signatory
Ann. S-24

EXHIBIT B

New Adagio Convertible Notes
[Intentionally omitted - Please see Exhibit A to Annex N]
Ann. S-25

EXHIBIT C

Warrant
[Intentionally omitted - Please see Annex O]
Ann. S-26

EXHIBIT D
[Intentionally omitted.]
Ann. S-27

EXHIBIT E

CAPITALIZATION
[Intentionally omitted.]
Ann. S-28

Annex T
Investor Rights Agreement
This Investor Rights Agreement (this “Agreement”), dated as of February 13, 2024, is among Aja Holdco, Inc., a Delaware corporation (“Company”), ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (the “SPAC”), ARYA Sciences Holdings IV, a Cayman Islands exempted limited company (the “Sponsor”), the Independent Directors (as defined herein), Perceptive Life Sciences Master Fund Ltd., a Cayman Islands exempted company (“Perceptive”), and the Adagio Shareholders (each a “Holder” and collectively with the Sponsor, the Independent Directors and Perceptive, the “Holders”). Capitalized terms used but not defined herein have the meanings assigned to them in the Business Combination Agreement dated as of February 13, 2024 (as amended, supplemented, or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), among the Company, the SPAC, Adagio Medical, Inc., a Delaware corporation (“Adagio”), Aja Merger Sub 1, Cayman Islands exempted company and wholly-owned Subsidiary of ARYA (“ARYA Merger Sub”) and, Aja Merger Sub 2, Inc., a Delaware corporation and wholly-owned Subsidiary of the Company (“Adagio Merger Sub”).
WHEREAS, pursuant to the Business Combination Agreement, among other things, (a) on the Closing Date at the ARYA Merger Effective Time, ARYA Merger Sub will merge with and into ARYA , with ARYA as the surviving company of such merger as a wholly-owned Subsidiary of the Company, (b) on the Closing Date at the Acquisition Effective Time, Adagio Merger Sub will merge with and into Adagio, with Adagio as the surviving company of such merger as a wholly-owned Subsidiary of the Company and (c) as a result of the foregoing transactions, each of the Adagio Shareholders, the Sponsor and the Independent Directors will be issued shares of Common Stock;
WHEREAS, in connection with the consummation of the transactions contemplated by the Business Combination Agreement, Perceptive will be issued shares of Common Stock and Warrants in a private placement transaction pursuant to that certain Subscription Agreement, dated as of February 13, 2024;
WHEREAS, the SPAC, the Sponsor and the Independent Directors are parties to the Registration and Shareholder Rights Agreement, dated as of March 2, 2021 (the “Prior Agreement”); and
WHEREAS, the parties to the Prior Agreement desire to terminate the Prior Agreement with this Agreement and to provide for certain rights and obligations included herein and to include the Adagio Shareholders and Perceptive.
NOW, THEREFORE, in consideration of the foregoing, the parties hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1 Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings set forth below:
“Adagio” shall have the meaning given in Preamble hereto.
“Adagio Merger Sub” shall have the meaning given in the Preamble hereto.
“Adagio Shareholders” means certain former shareholders of Adagio listed on Schedule A hereto and their respective Permitted Transferees.
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board, after consultation with outside counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.
“Agreement” shall have the meaning given in the Preamble hereto.
“Antitrust Laws” shall have the meaning given in Section 7.2.
“ARYA Merger Sub” shall have the meaning given in the Preamble hereto.
Ann. T-1

“Block Trade” means any non-marketed underwritten offering taking the form of a block trade to a financial institution, “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or institutional “accredited” investor (as defined in Rule 501(a) of Regulation D under the Securities Act), bought deal, over-night deal or similar transaction through a broker, sales agent or distribution agent, whether as agent or principal, that does not include “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, or the issuance of a legal opinion by the Company’s legal counsel.
“Board” shall mean the Board of Directors of the Company.
“Bridge Note Purchase Agreement” shall mean the Note Purchase Agreement, dated February 13, 2024, by and between the Company, Adagio and Perceptive and pursuant to which Convertible Notes and Convertible Note Warrants may be issued to Perceptive on the Closing Date.
“Business Combination Agreement” shall have the meaning given in the Preamble hereto.
“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.
“Change in Control” means the transfer (whether by tender offer, merger, stock purchase, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of outstanding voting securities of the Company (or surviving entity) or would otherwise have the power to control the board of directors of the Company or to direct the operations of the Company.
“Commission” means the Securities and Exchange Commission.
“Common Stock” means the Company’s common stock, par value $0.0001 per share.
“Company” shall have the meaning given in the Preamble hereto.
“Convertible Notes” shall mean the senior secured convertible notes issuable on the Closing Date pursuant to the Convertible Note Purchase Agreement and the Bridge Note Purchase Agreement.
“Convertible Note Purchase Agreement” shall mean the Securities Purchase Agreement, dated February 13, 2024, by and between the Company, Perceptive and certain investors, and pursuant to which the Convertible Notes and Convertible Note Warrants are issued.
“Convertible Note Shares” shall mean the shares of Common Stock issuable from time to time upon conversion of the Convertible Notes.
“Convertible Note Warrants” shall mean the warrants that are issuable pursuant to the Convertible Note Purchase Agreement or the Bridge Note Purchase Agreement and that are exercisable for shares of Common Stock.
“Demand Registration” shall have the meaning given in subsection 2.1.1.
“Demand Requesting Holder” shall have the meaning given in subsection 2.1.1.
“Demanding Holders” shall have the meaning given in subsection 2.1.1.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“Exempt Holders” means CVF, LLC.
“Form S-1” means a Registration Statement on Form S-1 or any comparable successor form or forms thereto.
“Form S-3” means a Registration Statement on Form S-3 or any comparable successor form or forms thereto.
“Holders” shall have the meaning given in the Preamble hereto.
“Independent Directors” means Todd Wider, Michael Henderson and Leslie Trigg.
“Liquidation Event” shall mean any of the following : (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including,
Ann. T-2

without limitation, any stock acquisition, reorganization, sale of voting control, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.
“Lock-Up Parties” means the Holders other than the Exempt Holders.
“Lock-Up Period” shall have the meaning given in Section 5.1.
“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus in the light of the circumstances under which they were made not misleading.
“New Registration Statement” shall have the meaning given in subsection 2.3.4.
“Perceptive” shall have the meaning given in the Preamble hereto.
“Perceptive Holders” means the Sponsor and Perceptive and their respective Permitted Transferees.
“Permitted Transferee” shall have the meaning given in subsection 7.4.2.
“Piggyback Registration” shall have the meaning given in subsection 2.2.1.
“PIPE Shares” means shares of Common Stock purchased or otherwise acquired pursuant to those certain Subscription Agreements dated on February 13, 2024.
“Prior Agreement” shall have the meaning given in the Preamble hereto.
“Private Placement Shares Purchase Agreement” shall mean that certain Private Placement Shares Purchase Agreement, dated as of February 25, 2021, by and between the SPAC and the Sponsor.
“Pro Rata” shall have the meaning given in subsection 2.1.4.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Registrable Security”, “Registrable Securities” shall mean (a) any outstanding share of Common Stock held by a Holder as of the closing of the transactions contemplated by the Business Combination Agreement (including, without limitation, the PIPE Shares and any other shares of Common Stock issued pursuant to the Business Combination Agreement), (b) any shares of Common Stock issued to, and held by, Holders from time to time following the Closing Date (including, without limitation, any Warrant Shares and Earn-Out Shares (as defined in the Sponsor Letter Agreement) and Convertible Note Shares), and (c) any other equity security of the Company issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further
Ann. T-3

transfer shall have been delivered by the Company to the transferee, and are no longer restricted securities or control securities, each as defined under the Securities Act; (C) such securities shall have ceased to be outstanding; or (D) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the out-of-pocket expenses of a Registration or Underwritten Offering, including, without limitation, the following:
(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Stock is then listed;
(B) fees and expenses of compliance with securities or Blue Sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with Blue Sky qualifications of Registrable Securities);
(C) printing, messenger, telephone and delivery expenses;
(D) fees and disbursements of counsel for the Company;
(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration or Underwritten Offering; and
(F) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders or the majority-in interest of the Takedown Requesting Holders (including if such Underwritten Shelf Takedown is in the form of a Block Trade), as applicable.
“Registration Rights Agreement” means that certain registration rights agreement by and among the Company and the buyers named therein and which will be executed pursuant to the Convertible Note Purchase Agreement at Closing.
“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Resale Shelf Registration Statement” shall have the meaning given in subsection 2.3.1.
“RRA Investors” means the buyers named in the Registration Rights Agreement and any transferees or assignee to whom such buyers assign their rights under the Registration Rights Agreement in accordance with the terms thereof.
“RRA Registrable Securities” means the equity securities constituting “Registrable Securities” as such term is defined in the Registration Rights Agreement.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“SEC Guidance” shall have the meaning given in subsection 2.3.4.
“SPAC” shall have the meaning given in the Preamble hereto.
“Sponsor” shall have the meaning given in the Preamble hereto.
“Sponsor Letter Agreement” shall mean that certain Sponsor Letter Agreement, dated as of February 13, 2024, by and among the Company, the Sponsor, the SPAC, Adagio and the other signatories thereto.
“Subscription Agreements” shall mean the Subscription Agreements between certain Holders, the Company and the SPAC dated February 13, 2024 and pursuant to which the PIPE Shares and Warrants have been issued.
“Takedown Requesting Holder” shall have the meaning given in subsection 2.3.5.
Ann. T-4

“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person.
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public, including for the avoidance of doubt an Underwritten Shelf Takedown.
“Underwritten Shelf Takedown” shall have the meaning given in subsection 2.3.5.
“Warrants” shall mean the Warrants (as defined in the Subscription Agreements).
“Warrant Shares” shall mean the shares of Common Stock issued upon exercise of the Warrants or the Convertible Note Warrants.
ARTICLE II
REGISTRATION
Section 2.1 Demand Registration.
2.1.1 Request for Registration. Subject to the provisions of subsection 2.1.4 hereof, at any time and from time to time (but subject to Article V), (i) each of the Adagio Shareholders or (ii) the Perceptive Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities held by all Perceptive Holders (as the case may be, the “Demanding Holders”), may make a written demand for Registration of all or part of their Registrable Securities on Form S-3 (or, if Form S-3 is not available to be used by the Company at such time, on Form S-1 or another appropriate form permitting Registration of such Registrable Securities for resale by such Demanding Holders), which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within forty-five (45) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Demand Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Demand Requesting Holder(s) to the Company, such Demand Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than thirty (30) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Demand Requesting Holders pursuant to such Demand Registration; provided, that the Company shall not be obligated to effect any Registration under this subsection 2.1.1 if the Demanding Holders and Demand Requesting Holders propose to sell Registrable Securities with aggregate proceeds of less than $10,000,000.
2.1.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective for purposes of counting Registrations under subsection 2.1.1 above unless and until (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the
Ann. T-5

Company in writing, but in no event later than five (5) days, of such election; provided, further, however, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or has been terminated.
2.1.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 hereof, if a majority-in-interest of the Demanding Holders advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Demand Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by a majority-in-interest of the Demanding Holders, such Underwriter(s) to be reasonably acceptable to the Company.
2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Demand Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Demand Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell and the Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Demand Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Demand Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Demand Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.
2.1.5 Demand Registration Withdrawal. Each Adagio Shareholder or a majority-in-interest of the Perceptive Holders, as the case may be, in the case of a Registration under subsection 2.1.1 initiated by an Adagio Shareholder or the Perceptive Holders, as the case may be, or any Demand Requesting Holders (if any) shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter(s) (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration (or after such Registration Statement has been declared effective and is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency).
Section 2.2 Piggyback Registration.
2.2.1 Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (other than pursuant to Sections 2.1 and 2.3 of this Agreement), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into
Ann. T-6

equity securities of the Company, (iv) filed on Form S-4 related to any merger, acquisition or business combination, or (v) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or applicable Prospectus, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter(s), if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter(s) of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.
2.2.2 Reduction of Piggyback Registration. If the managing Underwriter(s) in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock that the Company desires to sell, taken together with (i) the shares of Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2.1 hereof, and (iii) the shares of Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:
(i) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, Common Stock or other equity securities, if any, that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, and RRA Registrable Securities of the RRA Investors exercising their rights to register their RRA Registrable Securities pursuant to Section 2(g) of the Registration Rights Agreement, pro rata, based on the respective number of Registrable Securities and RRA Registrable Securities that each Holder and each RRA Investor has so requested be included in such Registration and the aggregate number of Registrable Securities and RRA Registrable Securities that the Holders and the RRA Investors have requested be included in such Registration, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Stock or other equity securities, if any, for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; and
(ii) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities and holders of the RRA Registrable Securities, then the Company shall include in any such Registration (A) first, Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, and RRA Registrable Securities of the RRA Investors exercising their rights to register their RRA Registrable Securities pursuant to Section 2(g) of the Registration Rights Agreement, pro rata based on the respective number of Registrable Securities and RRA Registrable Securities that each Holder and RRA Investor has requested be included in such Registration and the aggregate number of Registrable Securities and RRA Registrable Securities that the Holders and the RRA Investors have requested be included in such Registration, which can be sold without
Ann. T-7

exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), Common Stock or other equity securities, if any, for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.
2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration, or, if such Piggyback Registration is in connection with an underwritten offering pursuant to an effective shelf registration statement, then prior to the public announcement of such offering. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.
Section 2.3 Resale Shelf Registration Rights.
2.3.1 Registration Statement Covering Resale of Registrable Securities. The Company shall prepare and file or cause to be prepared and filed with the Commission, no later than forty-five (45) days following the Closing Date, a Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act or any successor thereto registering the resale from time to time by Holders of all of the Registrable Securities held by the Holders (the “Resale Shelf Registration Statement”). The Resale Shelf Registration Statement shall be on Form S-3 (or, if Form S-3 is not available to be used by the Company at such time, on Form S-1 or another appropriate form permitting Registration of such Registrable Securities for resale). If the Resale Shelf Registration Statement is initially filed on Form S-1 and thereafter the Company becomes eligible to use Form S-3 for secondary sales, the Company shall, as promptly as practicable, cause such Resale Shelf Registration Statement to be amended, or shall file a new replacement Resale Shelf Registration Statement, such that the Resale Shelf Registration Statement is on Form S-3. The Company shall use commercially reasonable efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing; provided, however, that the Company’s obligations to include the Registrable Securities held by a Holder in the Resale Shelf Registration Statement are contingent upon such Holder furnishing in writing to the Company such information regarding the Holder, the securities of the Company held by the Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and the Holder shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations. Once effective, the Company shall use commercially reasonable efforts to keep the Resale Shelf Registration Statement and Prospectus included therein continuously effective and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, to ensure that another Registration Statement is available, under the Securities Act at all times until the earliest of (i) the date on which all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement and (ii) the date on which all Registrable Securities and other securities covered by such Registration Statement have ceased to be Registrable Securities. The Registration Statement filed with the Commission pursuant to this subsection 2.3.1 shall contain a prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement (subject to lock-up restrictions provided in Section 5.1 of this Agreement), and shall provide that such Registrable Securities may be sold pursuant to any method or combination of methods legally available to, and requested by, Holders.
Ann. T-8

2.3.2 Notification and Distribution of Materials. The Company shall notify the Holders in writing of the effectiveness of the Resale Shelf Registration Statement as soon as practicable, and in any event within one (1) Business Day after the Resale Shelf Registration Statement becomes effective, and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the Prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Holders may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.
2.3.3 Amendments and Supplements. Subject to the provisions of Section 2.3.1 above, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and Prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities. If any Resale Shelf Registration Statement filed pursuant to Section 2.3.1 is filed on Form S-3 and thereafter the Company becomes ineligible to use Form S-3 for secondary sales, the Company shall promptly notify the Holders of such ineligibility and use its commercially reasonable efforts to file a shelf registration on an appropriate form as promptly as practicable to replace the shelf registration statement on Form S-3 and have such replacement Resale Shelf Registration Statement declared effective as promptly as practicable and to cause such replacement Resale Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Resale Shelf Registration Statement is available or, if not available, that another Resale Shelf Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities; provided, however, that at any time the Company once again becomes eligible to use Form S-3, the Company shall cause such replacement Resale Shelf Registration Statement to be amended, or shall file a new replacement Resale Shelf Registration Statement, such that the Resale Shelf Registration Statement is once again on Form S-3.
2.3.4 SEC Cutback. Notwithstanding the registration obligations set forth in this Section 2.3, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”) on Form S-3, or if Form S-3 is not then available to the Company for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”). Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to further limit its Registrable Securities to be included on the Registration Statement, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a Pro Rata basis based on the total number of Registrable Securities held by the Holders, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In the event the Company amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.
2.3.5 Underwritten Shelf Takedown. At any time and from time to time after a Resale Shelf Registration Statement has been declared effective by the Commission, the Holders may request to sell all or any portion of the Registrable Securities in an underwritten offering that is registered pursuant to the Resale Shelf Registration
Ann. T-9

Statement (each, an “Underwritten Shelf Takedown”); provided, however, that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include securities with a total offering price (including piggyback securities and before deduction of underwriting discounts or commissions) reasonably expected to exceed, in the aggregate, $10,000,000. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company at least five (5) days prior to the public announcement of such Underwritten Shelf Takedown, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown. Except in the case of a requested Underwritten Shelf Takedown in the form of a Block Trade, following receipt of a request for an Underwritten Shelf Takedown, the Company shall promptly notify the other Holders of the request and of their right to participate in the Underwritten Shelf Takedown, which shall specify the anticipated public announcement date. The Company shall include in any Underwritten Shelf Takedown the securities requested to be included by any Holder (each a “Takedown Requesting Holder”) at least 48 hours prior to the anticipated public announcement date of such Underwritten Shelf Takedown set forth in the Company notice pursuant to written contractual piggyback registration rights of such Holder (including those set forth herein). All such Holders proposing to distribute their Registrable Securities through an Underwritten Shelf Takedown under this subsection 2.3.5 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Holders initiating the Underwritten Shelf Takedown.
2.3.6 Reduction of Underwritten Shelf Takedown. If the managing Underwriter(s) in an Underwritten Shelf Takedown, in good faith, advise(s) the Company and the Takedown Requesting Holders in writing that the dollar amount or number of Registrable Securities that the Takedown Requesting Holders desire to sell, taken together with all other shares of the Common Stock or other equity securities that the Company desires to sell, exceeds the Maximum Number of Securities, then the Company shall include in such Underwritten Shelf Takedown, as follows: (i) first, the Registrable Securities of the Takedown Requesting Holders, on a Pro Rata basis, that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Common Stock or other equity securities, if any, that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (ii) and (iii) the Common Stock or other equity securities, if any, for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.
2.3.7 Block Trades. If the Company shall receive a request from a Holder or Holders of Registrable Securities with an estimated market value of at least $5,000,000 that the Company effect the sale of all or any portion of such Registrable Securities in an Underwritten Shelf Takedown in the form of a Block Trade, then the Company shall, as expeditiously as possible, cooperate and effect the offering in such Block Trade of the Registrable Securities for which such requesting Holder has requested such offering, without giving any effect to any required notice periods or delivery of notices to any other Holders.
ARTICLE III
COMPANY PROCEDURES
Section 3.1 General Procedures. If at any time the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:
3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;
3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions
Ann. T-10

applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;
3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriter(s), if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;
3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “Blue Sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;
3.1.6 provide a transfer agent and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8 advise each Holder of Registrable Securities covered by such Registration Statement, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any Prospectus forming a part of such registration statement has been filed;
3.1.9 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus, furnish a draft copy thereof to each seller of such Registrable Securities or its counsel;
3.1.10 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;
3.1.11 permit a representative of the Holders, the Underwriter(s), if any, and any attorney or accountant retained by such Holders or Underwriter(s) to participate, at each such person’s own expense (except as otherwise set forth herein), in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter(s), attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriter(s) enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
Ann. T-11

3.1.12 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter(s) may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and such managing Underwriter;
3.1.13 on the date the Registrable Securities are delivered for sale pursuant to such Registration, if requested by the Underwriter(s), if any, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration addressed to the Underwriter(s) covering such legal matters with respect to the Registration in respect of which such opinion and negative assurance letter are being given as are customarily included in such opinions and negative assurance letters;
3.1.14 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter(s) of such offering;
3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);
3.1.16 if a Registration, including an Underwritten Offering, involves the Registration of Registrable Securities involving gross proceeds in excess of $25,000,000, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in any Underwritten Offering; and
3.1.17 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.
Section 3.2 Registration Expenses. All Registration Expenses shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.
Section 3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.
Section 3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement or until he, she, or it is advised in writing by the Company that the use of the Prospectus may be resumed, provided that the Company hereby covenants to prepare and file any required supplement or amendment correcting any Misstatement promptly after the time of such notice and, if necessary, to request the immediate effectiveness thereof. If the filing, initial effectiveness or continued use of a Registration Statement or Prospectus included in any Registration Statement at any time (a) would require the Company to make an Adverse Disclosure, or (b) would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company shall have the right to defer the filing, initial effectiveness or continued use of any Registration Statement pursuant to (a), (b) or (c) for a period of not more than ninety (90) consecutive days or more than one hundred and twenty (120) total calendar days in any 12-month period. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities.
Section 3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after
Ann. T-12

the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any customary legal opinions as reasonably requested. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.
Section 3.6 Limitations on Registration Rights. Other than the registration rights granted to the purchasers under the Subscription Agreements as provided for in the Business Combination Agreement, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. The Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (a) the prior written consent of (i) Perceptive Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities held by all Perceptive Holders in their capacity as Perceptive Holders (provided the Perceptive Holders hold Registrable Securities at such time) and (ii) the Adagio Shareholders (provided the Adagio Shareholders hold Registrable Securities at such time); or (b) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
Section 4.1 Indemnification.
4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and agents and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriter(s), their officers and directors and each person who controls (within the meaning of the Securities Act) such Underwriter(s) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.
4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls (within the meaning of the Securities Act) the Company against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds actually received by such Holder from the sale of Registrable
Ann. T-13

Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriter(s), their officers, directors and each person who controls (within the meaning of the Securities Act) such Underwriter(s) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, however, that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution (pursuant to subsection 4.1.5) to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds actually received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.
4.1.6 Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in any underwriting agreement entered into in connection with an underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.
Ann. T-14

ARTICLE V
LOCK-UP
Section 5.1 Lock-Up. Except as permitted by Section 5.2, each Lock-Up Party agrees solely and not jointly with, and for the benefit of, the Company not to Transfer any shares of Common Stock (including, without limitation, the PIPE Shares and any shares of Common Stock issued pursuant to the Business Combination Agreement), beneficially owned or owned of record by such Lock-Up Party until the date that is the earlier of (i) 365 days after the Closing Date (or 6 months after the Closing Date in the case of a Lock-Up Party that is an Adagio Shareholder or an Independent Director) or (ii) the first date subsequent to the Closing Date with respect to which the closing price of Common Stock has equaled or exceeded $12.00 per share (as adjusted for share subdivisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date (the “Lock-Up Period”).
Section 5.2 Exceptions. The provisions of Section 5.1 shall not apply to the Lock-Up Parties in connection with any of the following:
5.2.1 transactions relating to shares of Common Stock acquired in open market transactions;
5.2.2 Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as a bona fide gift or charitable contribution;
5.2.3 Transfers of shares of Common Stock to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of the undersigned or any other person with whom the undersigned has a relationship by blood, marriage or adoption not more remote than first cousin;
5.2.4 Transfers by will or intestate succession upon the death of the undersigned;
5.2.5 the Transfer of shares of Common Stock pursuant to a qualified domestic order, court order or in connection with a divorce settlement;
5.2.6 if the Lock-Up Party is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (i) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the Lock-Up Party, or (ii) distributions of shares of Common Stock to partners, limited liability company members or stockholders of the Lock-Up Party, including, for the avoidance of doubt, where the Lock-Up Party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership;
5.2.7 if the Lock-Up Party is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;
5.2.8 Transfers to the Company’s officers, directors or their affiliates;
5.2.9 Transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under Sections 5.2.2 through 5.2.8;
5.2.10 pledges of shares of Common Stock or other Registrable Securities as security or collateral in connection with any borrowing or the incurrence of any indebtedness by any Lock-Up Party;
5.2.11 Transfers pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a Change in Control of the Company; provided, however, that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Common Stock subject to this Agreement shall remain subject to this Agreement; or
5.2.12 the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act; provided, however, that such plan does not provide for the Transfer of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock during the Lock-Up Period;
Ann. T-15

provided, however, that in the case of any Transfer pursuant to Sections 5.2.2 through 5.2.10, each donee, distribute, pledgee or other transferee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Agreement, provided further, however, that the foregoing requirement shall not apply with respect to the incurrence of any indebtedness by the Company and its subsidiaries.
Section 5.3 Termination of Existing Lock-Up. The lock-up provisions in this Article V shall supersede the lock-up provisions contained in Section 5 of the Sponsor Letter Agreement and Section 1.C.(i) of the Private Placement Shares Purchase Agreement, which provisions shall be of no further force or effect as of the Closing Date.
Section 5.4 Release of Lock-Up Restrictions. Notwithstanding the other provisions set forth herein, the Board may, in its sole discretion, determine to waive, amend, or repeal the restrictions set forth in Section 5.1 above, whether in whole or in part; provided, that any such waiver, amendment or repeal shall (i) not make such restrictions more restrictive or apply for a longer period of time, (ii) apply to each Lock-Up Party, and (iii) require the unanimous approval of the directors present at any duly called meeting at which a quorum is present.
ARTICLE VI
TERMINATION
Section 6.1 Termination. This Agreement shall terminate upon the earliest to occur of: (i) the date on which neither the Holders nor any of their Permitted Transferees hold any Registrable Securities or instruments convertible into or exercisable for Registrable Securities (including, without limitation, the Warrants, Convertible Note Warrants or the Convertible Notes) and (ii) a Liquidation Event. The provisions of Section 3.5, Article IV and Section 7.2 shall survive any termination.
Section 6.2 Effect of Business Combination Termination. This Agreement shall only become effective upon the ARYA Merger Effective Time, and prior to such date and time this Agreement shall be of no force and effect.
ARTICLE VII
GENERAL PROVISIONS
Section 7.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 7.1):
If to the Company, to it at:

Adagio Medical, Inc.
26051 Merit Circle, Suite 102
Laguna Hills, CA 92653
Attention:	Olav Bergheim
E-mail:	obergheim@fjordventures.com

with a copy (which shall not constitute notice) to:

Reed Smith LLP
1901 Avenue of Stars, Suite 700
Los Angeles, CA 90067
Attention:	Michael Sanders
E-mail:	MSanders@ReedSmith.com

If to a Holder, to the address or email address set forth for Holder on the signature page hereof.
Section 7.2 Antitrust Filings. In the event that any filing or other action is required to be made or taken, as applicable, by Perceptive or its affiliates or by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder, or under any other applicable antitrust or competition
Ann. T-16

Laws of any non-U.S. jurisdiction or any other merger control or investment Laws (collectively, “Antitrust Laws”), including as described in Section 2.3.2 of the Warrants that Perceptive may hold from time to time, the Convertible Note Warrants that Perceptive may hold from time to time or the Convertible Notes that Perceptive may hold from time to time, the Company shall bear and promptly pay all of the filing (or similar) fees or costs incurred in connection with such filing or other action.
Section 7.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 7.4 Entire Agreement; Assignment.
7.4.1 This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.
7.4.2 This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), by any Holder without the prior express written consent of the Company, except that (i) any Holder may, without consent, assign such Holder’s rights under this Agreement to any transferee of Common Stock permitted under Section 5.2 and (ii) after the expiration of the Lock-Up Period, any Holder may, without consent, assign its rights, in whole and not in part, to any transferee of its Registrable Securities provided that such transferee continues to hold Registrable Securities or Warrants following such Transfer (any such transferees in each of clause (i) and (ii), a “Permitted Transferee”). This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. Any assignment made other than as provided in this Section 7.4 shall be null and void.
Section 7.5 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and its respective successors and permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 7.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any action relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action arising out of or relating to this Agreement or the transactions contemplated hereby, (x) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (y) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (z) that (i) the action in any such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 7.7 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN
Ann. T-17

CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.6.
Section 7.8 Headings; Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Unless the context of this Agreement clearly requires otherwise, use of the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Any reference to a law shall include any rules and regulations promulgated thereunder, and shall mean such law as from time to time amended, modified or supplemented. References herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof.
Section 7.9 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
Section 7.10 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
Section 7.11 Amendment. This Agreement may not be amended except by an instrument in writing signed by (i) the Company, (ii) Perceptive Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities held by all Perceptive Holders in their capacity as Perceptive Holders (provided the Perceptive Holders hold Registrable Securities or Warrants at the time of such amendment), and (iii) the Adagio Shareholders (provided the Adagio Shareholders hold Registrable Securities at the time of such amendment); provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of Registrable Securities, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected.
Section 7.12 Waiver. At any time, (i) the Company may (a) extend the time for the performance of any obligation or other act of any Holder, (b) waive any inaccuracy in the representations and warranties of any Holder contained herein or in any document delivered by such Holder pursuant hereto and (c) waive compliance with any agreement of such Holder or any condition to its own obligations contained herein. At any time, (i) the Holders may (a) extend the time for the performance of any obligation or other act of the Company, (b) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (c) waive compliance with any agreement of the Company or any condition to their own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.
Ann. T-18

Section 7.13 Further Assurances. At the request of the Company, in the case of any Holder, or at the request of any Holder, in the case of the Company, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.
Section 7.14 Prior Agreement Superseded. Pursuant to Section 5.6 of the Prior Agreement, the undersigned parties who are parties to such Prior Agreement hereby terminate the Prior Agreement upon the consummation of the transactions set forth in the Business Combination Agreement, with the intent and effect that the Prior Agreement shall hereby be replaced and superseded in its entirety by this Agreement.
Section 7.15 No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.
(Next Page is Signature Page)
Ann. T-19

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
COMPANY: Aja Holdco, Inc.

By:	/s/ Michael Altman
	Name:	Michael Altman
	Title:	Authorized Signatory
SPAC: ARYA Sciences Acquisition Corp IV

By:	/s/ Michael Altman
	Name:	Michael Altman
	Title:	Chief Financial Officer
Ann. T-20

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:

Name: ARYA Sciences Holdings IV

By:	/s/ Adam Stone
	Name:	Adam Stone
	Title:	Authorized Signatory
Address for Notice:
51 Astor Pl 10th floor, New York, NY 10003

Telephone No.:	[***]

Facsimile No.:	N/A

Email:	[***]
Ann. T-21

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:

Name: Perceptive Life Sciences Master Fund, Ltd.

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Authorized Signatory
Address for Notice:
51 Astor Pl 10th floor, New York, NY 10003

Telephone No.:	[***]

Facsimile No.:	N/A

Email:	[***]
Ann. T-22

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:

Name: Todd Wider

By:	/s/ Todd Wider
	Name:	Todd Wider
	Title:	Holder / Independent Director of ARYA Sciences Acquisition Corp IV
Address for Notice:
51 Astor Place, 10th Floor, New York, NY 10003

Telephone No.:	[***]

Facsimile No.:	N/A

Email:	[***]
Ann. T-23

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:

Name: Michael Henderson

By:	/s/ Michael Henderson
	Name:	Michael Henderson
	Title:	Holder / Independent Director of ARYA Sciences Acquisition Corp IV
Address for Notice:
51 Astor Place, 10th Floor, New York, NY 10003

Telephone No.:	N/A

Facsimile No.:	N/A

Email:	[***]
Ann. T-24

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:

Name: Leslie Trigg

By:	/s/ Leslie Trigg
	Name:	Leslie Trigg
	Title:	Holder / Independent Director of ARYA Sciences Acquisition Corp IV
Address for Notice:
51 Astor Place, 10th Floor, New York, NY 10003

Telephone No.:	N/A

Facsimile No.:	N/A

Email:	[***]
Ann. T-25

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:

Name:	Olav Bergheim

By:	/s/ Olav Bergheim
	Name:	Olav Bergheim
	Title:	Holder / Chief Executive Officer
Address for Notice:
26051 Merit Circle, Suite 102
Laguna Hills, CA 92653

Telephone No.:	N/A

Facsimile No.:	N/A

Email:	[***]
Ann. T-26

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:

Name: John Dahldorf

By:	/s/ John Dahldorf
	Name:	John Dahldorf
	Title:	Holder / Chief Financial Officer
Address for Notice:
26051 Merit Circle, Suite 102 Laguna Hills, CA 92653

Telephone No.:	N/A

Facsimile No.:	N/A

Email:	[***]
Ann. T-27

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:

Name: Hakon Bergheim

By:	/s/ Hakon Bergheim
	Name:	Hakon Bergheim
	Title:	Holder / Chief Operating Officer
Address for Notice:
26051 Merit Circle, Suite 102 Laguna Hills, CA 92653

Telephone No.:	N/A

Facsimile No.:	N/A

Email:	[***]
Ann. T-28

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.
HOLDER:

Name: CVF LLC

By:	/s/ Richard H. Robb
	Name:	Richard H. Robb
	Title:	Manager
Address for Notice:
222 N. LaSalle Street, Suite 2000 Chicago, IL 60601

Telephone No.:	N/A

Facsimile No.:	N/A

Email:	[***]
Ann. T-29

Schedule A

Adagio Shareholders
Olav Bergheim
John Dahldorf
Hakon Bergheim
CVF, LLC
Ann. T-30

Annex U
SPONSOR LETTER AGREEMENT
This SPONSOR LETTER AGREEMENT (this “Agreement”), dated as of February 13, 2024, is made by and among Aja HoldCo, Inc., a Delaware corporation (“HoldCo”), ARYA Sciences Holdings IV, an exempted company incorporated in the Cayman Islands with limited liability (the “ARYA Sponsor”), ARYA Sciences Acquisition Corp IV, an exempted company incorporated in the Cayman Islands with limited liability (“ARYA”), Adagio Medical, Inc., a Delaware corporation (the “Company”), each of Todd Wider, Leslie Trigg and Michael Henderson (collectively, the “Other Class B Shareholders”, and together with the ARYA Sponsor, collectively, the “Class B Shareholders”) and each of Joseph Edelman, Adam Stone, Michael Altman and Konstantin Poukalov (collectively, the “Other Insiders”, and together with the Class B Shareholders, collectively, the “Insiders”). HoldCo, ARYA, the Company and the Insiders shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).
WHEREAS, ARYA, the Company, HoldCo and other Persons party thereto entered into that certain Business Combination Agreement, dated as of the date hereof (the “Business Combination Agreement”);
WHEREAS, as of the date of this Agreement, the Class B Shareholders collectively own 3,737,500 ARYA Class B Shares; and
WHEREAS, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, (a) the ARYA Sponsor and each Other Class B Shareholder will agree to (i) vote in favor of approval of the Business Combination Agreement and the transactions contemplated thereby (including the Mergers), and (ii) subject to, and conditioned upon and effective as of immediately prior to, the occurrence of the ARYA Merger Effective Time, waive any adjustment to the conversion ratio set forth in the Governing Documents of ARYA or any other anti-dilution or similar protection with respect to all of the ARYA Class B Shares held by him, her or it in connection with the transactions contemplated by the Business Combination Agreement, (b) the ARYA Sponsor and each other Insider will agree, subject to, and conditioned upon and effective as of immediately prior to, the occurrence of the ARYA Merger Effective Time, terminate certain existing agreements or arrangements, (c) the ARYA Sponsor will agree to, subject to, and conditioned upon and effective as of immediately prior to, the occurrence of the ARYA Merger Effective Time, forfeit a number of Sponsor Shares held by it, with such number of Sponsor Shares so forfeited by the ARYA Sponsor being determined pursuant to this Agreement, and (d) the ARYA Sponsor will agree to, subject to, and conditioned upon and effective as of, the ARYA Merger Effective Time, subject 1,147,500 Sponsor Shares held by it to certain vesting conditions, in each case, on the terms and subject to the conditions set forth herein.
NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
1. Consent to Business Combination; Agreement to Vote.
a. Pursuant to Section 3 of that certain Letter Agreement, dated as of February 25, 2021 (the “Insider Letter Agreement”), by and among ARYA and the Insiders, the ARYA Sponsor hereby consents to the entry by ARYA into the Business Combination Agreement and each other Ancillary Document to which ARYA is or will be a party (the “ARYA Sponsor Consent”).
b. Each Class B Shareholder (in his, her or its capacity as a shareholder of ARYA and on behalf of himself, herself or itself and not the other Class B Shareholders), by this Agreement, with respect to all ARYA Shares held by him, her or it (together with any other Equity Securities of ARYA that such Class B Shareholder holds of record or beneficially as of the date or this Agreement or acquires record or beneficial ownership of after the date hereof, collectively the “Subject ARYA Equity Securities”), hereby agrees during the term of this Agreement: (i) to vote (or cause to be voted) or execute and deliver written resolutions (or cause written resolutions to be executed and delivered), at any meeting of the shareholders of ARYA, including the ARYA Shareholders Meeting, however called, or any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of ARYA is sought (and appear at any such meeting, in person or by proxy, or otherwise cause all of such Class B Shareholder’s Subject ARYA Equity Securities to be counted as present thereat for purposes of establishing a quorum), all of the Subject ARYA Equity Securities held by such
Ann. U-1

Class B Shareholder at such time (x) in favor of the approval and adoption of the Transaction Proposals, (y) against any arrangement, merger, amalgamation, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by ARYA (other than the Transactions), and (z) against any matter, action or proposal that would reasonably be expected to result in (1) a breach of any of ARYA’s covenants, agreements or obligations under the Business Combination Agreement, or (2) any of the conditions to the Closing set forth in Sections 6.1 or 6.3 of the Business Combination Agreement not being satisfied; (ii) not to redeem, elect to redeem or tender or subject any of such Class B Shareholder’s Subject ARYA Equity Securities for redemption in connection with the Business Combination Agreement or the Transactions; and (iii) not to enter into any Contract to take any action inconsistent with the foregoing.
2. Waiver of Anti-dilution Protection. Each Class B Shareholder hereby (a) irrevocably and unconditionally waives, subject to, and conditioned upon and effective as of immediately prior to, the occurrence of the ARYA Merger Effective Time for himself, herself or itself and for his, her or its successors, heirs and assigns, to the fullest extent permitted by Law and the Governing Documents of ARYA, and (b) agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections, including as set forth in Article 12 of the Pre-Closing ARYA Articles of Association, with respect to the rate that the ARYA Class B Shares held by him, her or it convert into ARYA Class A Shares in connection with the transactions contemplated by the Business Combination Agreement, and therefore the ARYA Class B Shares held by each Class B Shareholder shall convert into the right to receive HoldCo Shares (or an equivalent Equity Security) at the ARYA Merger Effective Time on a one-to-one basis.
3. Transfer of Shares. Except (x) as expressly contemplated by the Business Combination Agreement or the Ancillary Documents (including the PIPE Subscription Agreements) or (y) with the prior written consent of the Company, from and after the date hereof until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, each Class B Shareholder hereby agrees that he, she or it shall not (a) Transfer any of his, her or its Subject ARYA Equity Securities, (b) deposit any of his, her or its Subject ARYA Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or execute any power of attorney with respect to any of his, her or its Subject ARYA Equity Securities, in each case, that conflicts with any of the covenants or agreements set forth in this Agreement, or (c) enter into any Contract, option or other legally binding arrangement or undertaking with respect to the acquisition, sale, legally binding assignment, transfer or other disposition of any of his, her or its Subject ARYA Equity Securities. Notwithstanding the foregoing or anything to the contrary herein, the foregoing restrictions shall not apply to any acquisition, sale, assignment, transfer or other disposition (i) to a Permitted Transferee, (ii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual, (iii) in the case of an individual, pursuant to a qualified domestic relations order or (iv) in the case of ARYA Sponsor, by virtue of ARYA Sponsor’s organizational documents upon liquidation or dissolution of the ARYA Sponsor; provided, that, in the case of any direct transfer, the transferring holder shall, and shall cause any transferee of his, her or its Subject ARYA Equity Securities of the type set forth in clauses (i) through (iv), to enter into a written agreement, in form reasonably satisfactory to the Company, agreeing to be bound by the applicable provisions of this Agreement that are applicable to the transferring holder prior and as a condition to the occurrence of such sale, transfer or other disposition and, from and after the entry into such written agreement, shall be deemed to be a Class B Shareholder for all purposes of this Agreement.
4. Other Covenants. Each Class B Shareholder hereby agrees to be bound by and subject to (i) Sections 5.3(a) (Confidentiality) and Section 5.4 (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Class B Shareholder is directly a party thereto, and (ii) the first sentence of Section 5.6(b) (Exclusive Dealing) of the Business Combination Agreement (and, for the avoidance of doubt, the hanging paragraph at the end of Section 5.6 of the Business Combination Agreement as it pertains to Section 5.6(b) of the Business Combination Agreement) to the same extent as such provisions apply to ARYA, as if such Class B Shareholder is directly party thereto.
Ann. U-2

5. Termination of Existing Lock-Up. Each of the Insiders and ARYA hereby agrees that, subject to, and conditioned upon and effective as of the ARYA Merger Effective Time, Section 5 of the Insider Letter Agreement shall be amended and restated in its entirety as follows:
“5. Reserved.”
Each of the Parties further acknowledges and agrees, for the avoidance of doubt, that none of the Insiders shall be subject to any of the restrictions or obligations set forth in Section 5 of the Insider Letter Agreement from and after the ARYA Merger Effective Time and that as of such time, the Insiders will be bound by the lock-up restrictions set forth in Section V of the Investor Rights Agreement.
6. ARYA Sponsor Share Forfeiture. Subject to, and conditioned upon and effective as of immediately prior to, the occurrence of ARYA Merger Effective Time, the ARYA Sponsor shall automatically be deemed to irrevocably forfeit, surrender and transfer to ARYA for no consideration a number of Sponsor Shares held by it immediately prior to the ARYA Merger Effective Time equal to the ARYA Sponsor Forfeited Share Amount (such Sponsor Shares so forfeited, the “ARYA Sponsor Forfeited Shares”). The ARYA Sponsor hereby agrees to take, and authorizes ARYA to take, such actions as shall be necessary to evidence such forfeiture and surrender, if applicable, of the ARYA Sponsor Forfeited Shares, subject to, conditioned upon and effective as of immediately prior to the ARYA Merger Effective Time. If, between the date of this Agreement and immediately prior to the ARYA Merger Effective Time the outstanding ARYA Class B Shares shall have been changed into a different number or a different class of shares, by reason of any divided, subdivision, reclassification, recapitalization, split, combination or exchange, or any similar event shall have occurred (including any of the foregoing in connection with the ARYA Merger), then the number of ARYA Sponsor Forfeited Shares, will be equitably adjusted to reflect such change. From and after the occurrence of the forfeiture contemplated by this Section 6, the ARYA Sponsor Forfeited Shares shall be deemed to be cancelled and no longer outstanding.
7. ARYA Sponsor Earn-Out Shares.
a. Subject to, and conditioned upon and effective as of, the occurrence of the ARYA Merger Effective Time, 1,147,500 of the Sponsor Shares held by the ARYA Sponsor as of such time shall be subject to the provisions set forth in this Section 7 (such Sponsor Shares, the “Earn-Out Shares”).
b. Subject to, and conditioned upon and effective as of the occurrence of, the ARYA Merger Effective Time, the Earn-Out Shares shall be unvested and subject to the restrictions set forth in this Section 7. Following the ARYA Merger Effective Time, if, at any time during the period following the ARYA Merger Effective Time and expiring on the tenth (10th) anniversary of the Closing Date (the “Earn-Out Period”), the Stock Price of the HoldCo Shares equals or exceeds $24.00 per share (the “Trigger Price”) for any 20 Trading Days within any 30 Trading Day period from and after the Closing Date (the “Earn-Out Target”), the Earn-Out Shares shall automatically vest and become free of the provisions of this Section 7. Notwithstanding anything in this Agreement to the contrary, if a HoldCo Sale occurs at any time during the Earn-Out Period, then, immediately prior to the consummation of such HoldCo Sale, the Earn-Out Target shall be deemed satisfied and the Earn-Out Shares shall automatically vest and become free of the provisions set forth in this Section 7.
c. The ARYA Sponsor may, at any time after the ARYA Merger Effective Time, engage in any Transfer with respect to any Earn-Out Shares to a Permitted Transferee of ARYA Sponsor, to another Insider or, only with the express written consent of the HoldCo Board in its sole discretion, to another Person, subject to any applicable “lock-up” in the Investor Rights Agreement and in compliance with applicable Law. Notwithstanding the foregoing or anything to the contrary herein, (i) (A) any such Transfer of Earn-Out Shares by the ARYA Sponsor (or, for the avoidance of doubt, any subsequent Transfer of Earn-Out Shares by a transferee that received Earn-Out Shares pursuant to a Transfer under this Section 7(c)) shall remain subject to this Section 7 and the terms of any applicable “lock-up” in the Investor Rights Agreement and (B) the transferee shall, in addition to any requirements in the Investor Rights Agreement, agree in writing that he, she or it is receiving and holding such Earn-Out Shares subject to the provisions of this Section 7 (provided that the provisions of this subclause (B) shall not apply in the event of a Transfer that consists solely of a pledge or encumbrance pursuant to which the transferee does not hold the Earn-Out Shares) and (ii) from and after a Transfer pursuant to this Section 7(c), all references to the ARYA Sponsor in this Section 7 shall include the transferee of a Transfer of
Ann. U-3

Earn-Out Shares pursuant to this Section 7(c) and shall collectively mean the ARYA Sponsor (to the extent that it then holds Earn-Out Shares) and each transferee of Earn-Out Shares (in each case, to the extent he, she or it then holds Earn-Out Shares). Each transferee of Earn-Out Shares pursuant to this Section 7(c) shall be a third party beneficiary of this Section 7.
d. The Earn-Out Shares and the Trigger Price (and all references to Stock Price and HoldCo Shares, to the extent related to this Section 7) shall each be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into HoldCo Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the HoldCo Shares (or any other Equity Securities into which they are adjusted pursuant to this Section 7(d)) at any time prior to the vesting of the Earn-Out Shares pursuant to this Section 7 so as to provide the holders of the Earn-Out Shares with the same economic effect as contemplated by this Section 7 prior to such event and as so adjusted shall, from and after the date of such event, be the Earn-Out Shares, the Trigger Price, the Stock Price and HoldCo Shares, as applicable.
e. From and after the Closing, HoldCo shall take all necessary or appropriate actions, and shall otherwise use reasonable best efforts, to remain listed as a public company on, and for the Earn-Out Shares to be tradable over, NASDAQ or any other nationally recognized U.S. stock exchange; provided, however, that the foregoing shall not limit HoldCo or any of its Affiliates from consummating a HoldCo Sale or entering into a definitive agreement that contemplates a HoldCo Sale. Subject to Section 7(b) and the other applicable provisions of this Section 7 (including Section 7(f)), upon the consummation of a HoldCo Sale, HoldCo shall have no further obligations under this Section 7(e).
f. From and after the vesting of the Earn-Out Shares, HoldCo shall take (or cause to be taken) all necessary or appropriate actions to evidence the ownership by the ARYA Sponsor (or its transferees permitted pursuant to Section 7(c)) of the Earn-Out Shares, including, without limitation, through the provision of an updated securities registry showing such ownership (as certified by an officer of HoldCo responsible for maintaining such registry or the applicable registrar or transfer agent of HoldCo). At or prior to the time that the Earn-Out Shares become vested pursuant to this Section 7, HoldCo shall remove (or cause to be removed) any legends, stock transfer restrictions, stop transfer orders or similar restrictions with respect to the Earn-Out Shares related to such vesting or this Agreement (other than, for the avoidance of doubt, those that specifically relate to any applicable and then-existing Lock-Up Period (as defined in the Investor Rights Agreement) with respect to such Earn-Out Shares).
g. If the Earn-Out Target is not achieved or a HoldCo Sale is not consummated on or prior to the end of the Earn-Out Period, the Earn-Out Shares shall automatically be forfeited and cancelled, and the ARYA Sponsor shall surrender to HoldCo for cancellation, the Earn-Out Shares. Notwithstanding any other provision to the contrary, in the event that HoldCo enters into any merger agreement, purchase agreement, or other definitive documents with respect to a HoldCo Sale prior to the end of the Earn-Out Period (as may be extended from time to time pursuant to the terms hereof), the Earn-Out Period shall be tolled during the time period beginning upon the execution and delivery of such transaction agreement or definitive documents and ending upon the earlier to occur of (i) the closing of such HoldCo Sale transaction (in which case the Earn-Out Shares shall automatically vest in accordance with Section 7(b)), and (ii) the final termination of such transaction agreement or definitive documents (in which case the duration and ending date of the Earn-Out Period shall each be extended by an equivalent amount of time).
h. The ARYA Sponsor shall retain its rights as a stockholder of HoldCo with respect to the Earn-Out Shares owned by it during any period of time that such shares are subject to restriction on transfer or sale hereunder, including the right to vote any such shares and the right to receive dividends and other distributions with respect to such Earn-Out Shares prior to vesting.
i. The ARYA Sponsor shall make a protective election under Section 83(b) of the Code with respect to the Earn-Out Shares.
j. The Parties agree and acknowledge that the Earn-Out Shares are intended to constitute “voting stock” (within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder) and “stock” (within the meaning of Section 351 of the Code and the Treasury Regulations promulgated thereunder) received by ARYA Sponsor in connection with the ARYA Merger, and shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise) such treatment unless
Ann. U-4

(i) such Party receives written confirmation from Kirkland & Ellis LLP to the effect that such law firm is unable to conclude that such treatment is more likely than not correct, provided that such Party shall use reasonable best efforts to cause such law firm to reach such conclusion (including by providing customary factual representations and covenants to such law firm); provided, further, that, for the avoidance of doubt, HoldCo shall not be required to restructure, or otherwise alter the terms of, the transaction as provided for in this Agreement or the Business Combination Agreement, or (ii) otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code.
8. Representations and Warranties of the Insiders. Each Insider represents and warrants, solely with respect to himself, herself or itself, and not on behalf of any other Insider, to each of ARYA, HoldCo and the Company as follows (provided, for the avoidance of doubt, that the representations and warranties set forth in Section 8(e) are being made solely by the Class B Shareholders):
a. If such Insider is not an individual, such Insider is an exempted company, corporation, limited liability company or other applicable business entity duly organized and/or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of incorporation, registration, formation and/or organization (as applicable).
b. Such Insider (if not an individual) has the requisite corporate, limited liability company or other similar power and authority and, if such Insider is an individual, such Insider has the legal capacity to execute and deliver this Agreement, to perform his, her or its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of such Insider, if such Insider is not an individual. This Agreement has been duly and validly executed and delivered by such Insider and constitutes a valid, legal and binding agreement of such Insider (assuming that this Agreement is duly authorized, executed and delivered by the other Parties), enforceable against such Insider in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
c. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of such Insider with respect to such Insider’s execution, delivery or performance of his, her or its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for (i) any filings with the SEC related to his, her or its ownership of Equity Securities of ARYA or the transactions contemplated by the Business Combination Agreement, this Agreement or any other Ancillary Documents to which he, she or it is a party, (ii) compliance with the listing requirements of Nasdaq and such filings with and approvals of Nasdaq to permit the HoldCo Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on Nasdaq, (iii) the filing of the ARYA Plan of Merger and such other documents as may be required in accordance with the applicable provisions of the Cayman Companies Law or by any other applicable Law to make the ARYA Merger effective, or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings expressly contemplated by the Business Combination Agreement, or the absence of which would not adversely affect the ability of such Insider to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations hereunder in any material respect.
d. None of the execution or delivery of this Agreement by such Insider, the performance by such Insider of any of his, her or its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) if such Insider is not an individual, result in any breach of any provision of such Insider’s Governing Documents, (ii) other than the consent contemplated by Section 1(a), result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which such Insider is a party, (iii) violate, or constitute a breach
Ann. U-5

under, any Order or applicable Law to which such Insider or any of his, her or its Subject ARYA Equity Securities are bound or (iv) other than the restrictions contemplated by this Agreement, the Business Combination Agreement or any other Ancillary Document, result in the creation of any Lien upon his, her or its Subject ARYA Equity Securities (other than as expressly provided under this Agreement), except, in the case of any of clauses (ii) and (iii) above, as would not adversely affect the ability of such Insider to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations hereunder in any material respect.
e. Such Class B Shareholder is, as of the date hereof, the record and beneficial owner of, and has valid, good and marketable title to, the ARYA Shares owned by him, her or it (if any) as set forth on Exhibit A hereto free and clear of all Liens, other than transfer restrictions under applicable Securities Laws or in respect of this Agreement, the Business Combination Agreement, the other Ancillary Documents, the Governing Documents of ARYA or such Person or any Contracts or other arrangements described in the ARYA SEC Reports. Such Class B Shareholder does not, as of the date hereof, own, of record or beneficially, any other Equity Securities of ARYA other than the applicable ARYA Shares owned by him, her or it (if any) set forth opposite his, her or its name on Exhibit A hereto. Such Class B Shareholder has the right to direct the vote (or written resolutions in respect of, as applicable) the ARYA Shares owned by him, her or it (if any) as set forth on Exhibit A hereto as of the date hereof. Except for this Agreement, the Business Combination Agreement, the other Ancillary Documents, the Governing Documents of ARYA or such Person, any other Contracts or arrangements described in the ARYA SEC Reports, or any proxy (or similar arrangement) given for purposes of voting in favor of (or otherwise approving) the Transaction Proposals, such Class B Shareholder is not party to or bound by (i) any option, warrant, purchase right or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require such Class B Shareholder to Transfer any of the ARYA Shares owned by him, her or it (if any) or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the ARYA Shares owned by him, her or it (if any) in a manner inconsistent with the requirements of this Agreement, in the case of either clause (i) or (ii), that would adversely affect the ability of such Class B Shareholder to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations hereunder in any material respect.
f. As of the date hereof, there is no Proceeding pending or, to such Insider’s knowledge, threatened against or involving him, her, it or any of his, her or its Affiliates that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of him, her or it to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations under this Agreement in any material respect.
g. As of the date hereof, there is no Order or Law issued by any court of competent jurisdiction or other Governmental Entity, or other legal restraint or prohibition relating to such Insider or any of his, her or its Affiliates that would reasonably be expected to adversely affect the ability of such Insider to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations under this Agreement in any material respect.
h. Each Insider, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that (i) he, she or it and his, her or its Representatives have conducted their own independent review and analysis of, and, based thereon, have formed an independent judgment concerning, the business, assets, condition, operations and prospects of, ARYA, the Company and the transactions contemplated by the Business Combination Agreement, and (ii) he, she or it and his, her or its Representatives have been furnished with or given access to such documents and information about ARYA, the Company and their respective businesses and operations as he, she or it and his, her or its Representatives have deemed necessary to enable him, her or it to make informed decisions with respect to the execution, delivery and performance of this Agreement or the other Ancillary Documents to which she, he or it is or will be a party and the transactions contemplated hereby and thereby.
i. In entering into this Agreement and the other Ancillary Documents to which he, she or it is or will be a party, each Insider has relied solely on his, her or its own investigation and analysis and the representations and warranties expressly set forth in this Agreement and the other Ancillary Documents to which he, she or it is or will be a party and no other representations or warranties of ARYA or the Company (including, for the avoidance of doubt, none of the representations or warranties of ARYA or the Company set forth in the Business Combination Agreement or any other Ancillary Document) or any other Person, either express or implied, and such Insider, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges,
Ann. U-6

represents, warrants and agrees that, except for the representations and warranties expressly set forth in this Agreement or in the other Ancillary Documents to which he, she or it is or will be a party, none of ARYA, ARYA Sponsor, HoldCo, the Company or any other Person makes or has made any representation or warranty, either express or implied, to it, him or her in connection with or related to this Agreement, the Business Combination Agreement or the other Ancillary Documents or the transactions contemplated hereby or thereby.
9. Representations and Warranties of the Company. The Company represents and warrants, to each of ARYA, the Insiders and HoldCo as follows:
a. The Company is a corporation duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).
b. The Company has the requisite corporate, limited liability company or other similar power and authority to perform its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement has been duly authorized by all necessary corporate or other action on the part of the Company. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid, legal and binding agreement of the Company (assuming that this Agreement is duly authorized, executed and delivered by the other Parties), enforceable against such Person in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
c. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to its execution, delivery or performance of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Business Combination Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby related, (ii) the filing of the Company Certificate of Merger, or (iii) any other consents, approvals, authorizations, designations, declarations, waivers or filings disclosed in the Company Disclosure Schedules or expressly contemplated by the Business Combination Agreement or the absence of which would not adversely affect the ability of the Company to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.
d. None of the execution or delivery of this Agreement by the Company, the performance by the Company of any of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which the Company is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Company or any of its properties or assets are bound or (iv) other than the restrictions contemplated by this Agreement, the Business Combination Agreement or any other Ancillary Document, result in the creation of any Lien upon the ARYA Shares (other than as expressly provided under this Agreement), except, in the case of any of clauses (ii) and (iii) above, as would not to adversely affect the ability of the Company to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.
e. As of the date hereof, there is no Proceeding pending or, to the Company’s knowledge, threatened against the Company or any of its Affiliates that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Company to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.
Ann. U-7

f. As of the date hereof, there is no Order or Law issued by any court of competent jurisdiction or other Governmental Entity, or other legal restraint or prohibition relating to the Company or any of its Affiliates that would reasonably be expected to adversely affect the ability of the Company to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.
g. In entering into this Agreement, the Company has relied solely on its own investigation and analysis and the representations and warranties of the Insiders expressly set forth in this Agreement and no other representations or warranties of the Insiders or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties of the Insiders expressly set forth in this Agreement and the representations and warranties of the other Persons expressly set forth in the Business Combination Agreement and the other Ancillary Documents, none of the Insiders or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Business Combination Agreement or the other Ancillary Documents or the transactions contemplated hereby or thereby.
10. Representations and Warranties of ARYA. Except as set forth in any ARYA SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), ARYA represents and warrants to each of the Insiders, HoldCo and the Company as follows:
a. ARYA is an exempted Company duly incorporated and registered, validly existing and in good standing under the Laws of its jurisdiction of incorporation and registration (as applicable).
b. ARYA has the requisite corporate, limited liability company or other similar power and authority to perform its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement has been duly authorized by all necessary corporate or other action on the part of ARYA. This Agreement has been duly and validly executed and delivered by ARYA and constitutes a valid, legal and binding agreement of ARYA (assuming that this Agreement is duly authorized, executed and delivered by the other Parties), enforceable against such ARYA in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
c. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of ARYA with respect to its execution, delivery or performance of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Business Combination Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (ii) compliance with the listing requirements of Nasdaq and such filings with and approvals of Nasdaq to permit the HoldCo Shares to be issued in connection with the transactions contemplated by Business Combination Agreement and the other Ancillary Documents to be listed on Nasdaq, (iii) the filing of the ARYA Plan of Merger, the Company Certificate of Merger, and such other documents as may be required in accordance with the applicable provisions of the Cayman Companies Law or by any other applicable Law to make the Mergers effective, (iv) the ARYA Sponsor Consent, (v) the approvals and consents to be obtained by ARYA Merger Sub and Company Merger Sub pursuant to the Business Combination Agreement, (vi) the ARYA Shareholder Approval or (vii) any other consents, approvals, authorizations, designations, declarations, waivers or filings expressly contemplated by the Business Combination Agreement, or the absence of which would not adversely affect the ability of ARYA to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.
d. None of the execution or delivery of this Agreement by ARYA, the performance by ARYA of any of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business
Ann. U-8

Combination Agreement) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of ARYA’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which ARYA is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which ARYA or any of its properties or assets are bound or (iv) other than the restrictions contemplated by this Agreement, the Business Combination Agreement or any other Ancillary Document, result in the creation of any Lien upon the ARYA Shares (other than as expressly provided under this Agreement), except, in the case of any of clauses (ii) and (iii) above, as would not to adversely affect the ability of ARYA to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations hereunder in any material respect.
e. As of the date hereof, there is no Proceeding pending or, to ARYA’s knowledge, threatened against ARYA or any of its Affiliates that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of ARYA to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.
f. As of the date hereof, there is no Order or Law issued by any court of competent jurisdiction or other Governmental Entity, or other legal restraint or prohibition relating to ARYA or any of its Affiliates that would reasonably be expected to adversely affect the ability of ARYA to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.
g. In entering into this Agreement, ARYA has relied solely on its own investigation and analysis and the representations and warranties of the Insiders expressly set forth in this Agreement and no other representations or warranties of the Insiders or any other Person, either express or implied, and ARYA, on its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties of the Insiders expressly set forth in this Agreement and the representations and warranties of the other Persons expressly set forth in the Business Combination Agreement and the other Ancillary Documents, none of the Insiders or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Business Combination Agreement or the other Ancillary Documents or the transactions contemplated hereby or thereby.
11. Representations and Warranties of HoldCo. HoldCo represents and warrants to each of the Insiders, ARYA and the Company as follows:
a. HoldCo is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).
b. HoldCo has the requisite corporate, limited liability company or other similar power and authority to perform its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement has been duly authorized by all necessary corporate or other action on the part of HoldCo. This Agreement has been duly and validly executed and delivered by HoldCoand constitutes a valid, legal and binding agreement of HoldCo (assuming that this Agreement is duly authorized, executed and delivered by the other Parties), enforceable against such HoldCoin accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
c. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of HoldCo with respect to its execution, delivery or performance of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Business Combination Agreement, the Ancillary Documents or the transactions
Ann. U-9

contemplated hereby or thereby, (ii) compliance with the listing requirements of Nasdaq and such filings with and approvals of Nasdaq to permit the HoldCo Shares to be issued in connection with the transactions contemplated by Business Combination Agreement and the other Ancillary Documents to be listed on Nasdaq, (iii) the filing of the ARYA Plan of Merger and such other documents as may be required in accordance with the applicable provisions of the Cayman Companies Law or by any other applicable Law to make the ARYA Merger effective, (iv) the filing of the Company Certificate of Merger, or (v) any other consents, approvals, authorizations, designations, declarations, waivers or filings expressly contemplated by the Business Combination Agreement, or the absence of which would not adversely affect the ability of HoldCo to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations hereunder in any material respect.
d. None of the execution or delivery of this Agreement by HoldCo, the performance by HoldCo of any of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of HoldCo’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which HoldCo is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which HoldCo or any of its properties or assets are bound or (iv) other than the restrictions contemplated by this Agreement, the Business Combination Agreement or any other Ancillary Document, result in the creation of any Lien upon the HoldCo Shares (other than as expressly provided under this Agreement), except, in the case of any of clauses (ii) and (iii) above, as would not to adversely affect the ability of HoldCo to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.
e. As of the date hereof, there is no Proceeding pending or, to HoldCo’s knowledge, threatened against HoldCo or any of its Affiliates that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of HoldCo to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.
f. As of the date hereof, there is no Order or Law issued by any court of competent jurisdiction or other Governmental Entity, or other legal restraint or prohibition relating to HoldCo or any of its Affiliates that would reasonably be expected to adversely affect the ability of HoldCo to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.
g. In entering into this Agreement, HoldCo has relied solely on its own investigation and analysis and the representations and warranties of the Insiders expressly set forth in this Agreement and no other representations or warranties of the Insiders or any other Person, either express or implied, and HoldCo, on its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties of the Insiders expressly set forth in this Agreement and the representations and warranties of the other Persons expressly set forth in the Business Combination Agreement and the other Ancillary Documents, none of the Insiders or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Business Combination Agreement or the other Ancillary Documents or the transactions contemplated hereby or thereby.
12. Termination; Non-Survival.
a. Subject to Section 12(b), this Agreement shall automatically terminate, without any notice or other action by any Party, upon the later of (i) the termination of the Business Combination Agreement in accordance with its terms or (ii) if the ARYA Merger Effective Time occurs, the vesting in full of the Earn-Out Shares. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement shall not affect any Liability on the part of any Party for a willful and material breach of any covenant or agreement set forth in this Agreement prior to such termination or actual fraud, and (ii) this Section 12(a) and Sections 13, 14, 15, 17, 18 and 19 and Section 16 (solely to the extent related to this Section 12 or Sections 13, 14, 15, 17, 18 or 19) shall survive any termination of this Agreement.
Ann. U-10

b. Notwithstanding anything to the contrary herein, the representations, warranties, agreements and covenants in this Agreement shall terminate at the ARYA Merger Effective Time, except for (i) those covenants and agreements that, by their terms, contemplate performance after the ARYA Merger Effective Time, (ii) Section 1(a), Section 5, Section 7, this Section 12(b), Section 13, Section 14 and Section 15.
13. Non-Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and without limiting the generality of the foregoing, none of the Representatives of any Party shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, except as expressly provided herein. Notwithstanding anything to the contrary in this Agreement, (i) in no event shall any Insider have any obligations or Liabilities related to or arising out of the covenants, agreements or obligations of any other Insider under this Agreement (including related to or arising out of the breach of any such covenant, agreement or obligation by any other Insider), and (ii) in no event shall ARYA have any obligations or Liabilities related to or arising out of the covenants, agreements or obligations of any Insider under this Agreement (including related to or arising out of any breach of any such covenant, agreement or obligation by any such Insider).
14. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) each Class B Shareholder makes no agreement or understanding herein in any capacity other than in such Class B Shareholder’s capacity as a record holder and beneficial owner of ARYA Shares, and not, in the case of any Insider, in such Insider’s capacity as a director, officer or employee of ARYA or any of its Affiliates (including HoldCo), and (b) nothing herein will be construed to limit or affect any action or inaction by any Insider or any representative of the any Insider serving as a member of the board of directors (or other similar governing body) of ARYA or any of its Affiliates (including HoldCo) or as an officer, employee or fiduciary of ARYA or any of its Affiliates (including HoldCo), in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of ARYA or such Affiliate.
15. No Third Party Beneficiaries. Except as set forth in Section 3 or Section 7, this Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing in this Agreement, express or implied, is intended to, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.
16. Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform his, her or its respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that each Party shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.
17. Fees and Expenses. Except, in the case of ARYA, HoldCo and the Company, as otherwise expressly set forth in the Business Combination Agreement (include Section 7.2(b) thereof), all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided, that, any such fees and expenses incurred by the Insiders on or prior to the Closing shall, in the sole discretion of the ARYA Sponsor, be allocated to ARYA and deemed to be fees and expenses of ARYA.
18. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in the Company or any of its Affiliates or ARYA or any its Affiliates any direct or indirect ownership or incidents of ownership of or with
Ann. U-11

respect to the ARYA Shares held by any Class B Shareholder. All rights, ownership and economic benefits of and relating to the applicable ARYA Shares shall remain vested in and belong to each applicable Class B Shareholder, and the Company and ARYA (and each of their respective Affiliates) shall have no authority to exercise any power or authority to direct any Insider in the voting of any of the ARYA Shares owned by him, her or it (if any), except as otherwise expressly provided herein with respect to the ARYA Shares owned by him, her or it (if any). Except as otherwise set forth in Section 1(b), no Class B Shareholder shall be restricted from voting in favor of, against or abstaining with respect to any other matters presented to the shareholders of ARYA.
19. Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or modified if, and only if, such amendment or modification is in writing and signed by the Parties, and any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the Party(ies) against whom such waiver is sought. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Subject to Section 15, none of this Agreement or any of the rights, interests or obligations hereunder shall be assignable by (a) an Insider without the prior written consent of ARYA, HoldCo, the other Insiders and the Company, (b) the Company without the prior written consent of the ARYA Sponsor and ARYA, (c) ARYA without the prior written consent of the ARYA Sponsor, HoldCo and the Company, or (d) HoldCo without the prior written consent of ARYA and the Company (any such consent contemplated by the foregoing clauses (a) – (d) not to be unreasonably withheld, conditioned or delayed). Any attempted amendment or assignment of this Agreement not in accordance with the terms of this Section 19 shall be null and void ab initio.
20. Notices. Any notice, requests, claims, demands and other communications hereunder shall be sent in writing and shall be deemed to have been duly given by delivery in person, by email (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:
If to ARYA (prior to the ARYA Merger Effective Time), or HoldCo (prior to the ARYA Merger Effective Time) or to any of the Insiders, to:
c/o ARYA Sciences Holdings IV
51 Astor Place, 10th Floor
New York, NY 10003
Attention:	Adam Stone
Konstantin Poukalov
Michael Altman
Email:	adam@perceptivelife.com
konstantin@perceptivelife.com
michael@perceptivelife.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Jonathan L. Davis, P.C.
Ryan Brissette, P.C.
Dan Daines
Email:	jonathan.davis@kirkland.com
ryan.brissette@kirkland.com
daniel.daines@kirkland.com
Ann. U-12

If to the Company, ARYA (after the ARYA Merger Effective Time) or HoldCo (after the ARYA Merger Effective Time) , to:
c/o
Adagio Medical, Inc.
26051 Merit Circle, Suite 102
Laguna Hills, CA 92653
Attn:	Olav Bergheim
Email:	obergheim@fjordventures.com

with a copy (which shall not constitute notice) to

Reed Smith LLP
1901 Avenue of Stars, Suite 700
Los Angeles, CA 90067
Attention:	Michael Sanders
E-mail:	MSanders@ReedSmith.com

and

Reed Smith LLP
599 Lexington Avenue
New York, NY 10022
Attention:	Jennifer W. Cheng
Susan K. Nieto
E-mail:	JCheng@reedsmith.com
SNieto@reedsmith.com
21. Definitions. As used in this Agreement, the following terms have the respective meanings set forth below:
“ARYA Sponsor Forfeited Share Amount” means 1,000,000 Sponsor Shares.
“Sponsor Shares” means (a) prior to the occurrence of the ARYA Merger Effective Time, the ARYA Class B Shares and (b) at and after the occurrence of the ARYA Merger Effective Time, the HoldCo Shares issued to the ARYA Sponsor in respect of its ARYA Class B Shares by virtue of the ARYA Merger, as the context so requires.
“Permitted Transferee” means, with respect to any Person, (a) such Person’s Affiliates, (b) any direct or indirect members, partners (whether general or limited partners) or equityholders of such Person or any of its Affiliates or any officers, directors or employees of such Person or any Affiliates of any of the foregoing, (c) such Person’s immediate family or family member of any of such Person’s officers or directors, (d) any trust for the direct or indirect benefit of such Person or the immediate family of such Person, (e) if such Person is a trust, to the trustee or beneficiary(ies) of such trust or to the estate of a beneficiary of such trust, or (f) by private sales or transfers made in connection with the consummation of a Business Combination at prices no greater than the price at which the Founder Shares (as such term is defined in the Insider Letter Agreement) or Private Placement Shares (as such term is defined in the Insider Letter Agreement), as applicable, were originally purchased.
“Stock Price” means, on any Trading Day, the volume-weighted average sale price per share of HoldCo Shares reported as of 4:00 p.m., New York City time on such date by Bloomberg through its “Volume at Price” function or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York City time (or such other time as the trading market publicly announces is the official
Ann. U-13

open of trading), and ending at 4:00 p.m., New York City time (or such other time as the trading market publicly announces is the official close of trading), as reported by Bloomberg, or if not available on Bloomberg, as reported by Morningstar, or, if not available on Bloomberg or Morningstar, by an authoritative source generally used for such purposes.
“HoldCo Sale” means, at any time after the ARYA Merger Effective Time, (a) a purchase, sale, exchange, merger, business combination or other transaction or series of related transactions in which all or a majority of the HoldCo Shares are, directly or indirectly, converted into cash, securities or other property or non-cash consideration of or paid by any Persons, including any Persons acting as a “group” (as defined in Section 13(d)(3) of the Exchange Act) (other than, in the case of this clause (a), any transaction in which the holders of HoldCo Shares as of immediately prior to the consummation of such transaction continue to own all or substantially all of the Equity Securities of HoldCo (or any successor or parent entity of HoldCo) immediately following the consummation of such transaction(s)), (b) a direct or indirect sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or a majority of the assets of HoldCo, as determined on a consolidated basis, to an unrelated person or entity, including parties acting as a “group” (as defined in Section 13(d)(3) of the Exchange Act) or (c) any transaction or series of related transactions that results, directly or indirectly, in the shareholders of HoldCo as of immediately prior to such transaction(s) holding, in the aggregate, less than fifty percent (50%) of the outstanding voting power of the outstanding stock or other equity interests of HoldCo or any resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction or less than fifty percent (50%) of the Equity Securities of HoldCo or any resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction (whether voting or non-voting) immediately after the consummation thereof (in the case of each of clause (a), (b) or (c), whether by amalgamation, merger, consolidation, arrangement, tender offer, recapitalization, purchase, issuance, sale or transfer of Equity Securities or assets or otherwise).
“Trading Day” means any day on which trading is generally conducted on NASDAQ or any other exchange on which the HoldCo Shares are traded on or after the Closing.
“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person. Notwithstanding the foregoing or anything to the contrary herein, in the case of ARYA Sponsor or any of its Permitted Transferees, any indirect sale, transfer, pledge, encumbrance, hypothecation or similar disposal (other than any such transfers by Perceptive Advisors, LLC or its employees or investment professionals (and not, for the avoidance of doubt, any third party limited partners or other investors))that is not for the express purpose of indirectly transferring Equity Securities of ARYA (prior to the ARYA Merger Effective Time) or HoldCo (after the ARYA Merger Effective Time) shall not be deemed to be a Transfer hereunder.
22. Incorporation by Reference. Section 8.2 (Entire Agreement) (but only the first sentence thereof), Section 8.5 (Governing Law), Section 8.7 (Construction; Interpretation), Section 8.10 (Severability), Section 8.11 (Counterparts; Electronic Signatures), Section 8.15 (Waiver of Jury Trial) and Section 8.16 (Submission to Jurisdiction) of the Business Combination Agreement are each incorporated herein and shall apply to this Agreement mutatis mutandis.
[signature page follows]
Ann. U-14

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.
ARYA SCIENCES HOLDINGS IV

By:	/s/ Adam Stone
Name: Adam Stone
Title: Authorized Signatory
ARYA SCIENCES ACQUISITION CORP IV

By:	/s/ Michael Altman
Name: Michael Altman
Title: Chief Financial Officer
Ann. U-15

ADAGIO MEDICAL, INC.

By:	/s/ John Dahldorf
Name: John Dahldorf
Title: Chief Financial Officer
Ann. U-16

AJA HOLDCO, INC.

By:	/s/ Michael Altman
Name: Michael Altman
Title: Authorized Signatory
Ann. U-17

OTHER CLASS B SHAREHOLDERS:

/s/ Todd Wider
Todd Wider

/s/ Michael Henderson
Michael Henderson

/s/ Leslie Trigg
Leslie Trigg
Ann. U-18

OTHER INSIDERS:

/s/ Joseph Edelman
Joseph Edelman

/s/ Adam Stone
Adam Stone

/s/ Michael Altman
Michael Altman

/s/ Konstantin Poukalov
Konstantin Poukalov
Ann. U-19

Exhibit A

ARYA Shares held by Class B Shareholders
Class B Shareholder	ARYA Shares
ARYA Sciences Holdings IV	3,647,500 Class B ordinary shares (prior to forfeiture) 499,000 Class A ordinary shares
Todd Wider	30,000 Class B ordinary shares
Leslie Trigg	30,000 Class B ordinary shares
Michael Henderson	30,000 Class B ordinary shares
Ann. U-20

Annex V
FORM OF COMPANY STOCKHOLDER TRANSACTION SUPPORT AGREEMENT
This COMPANY SHAREHOLDER TRANSACTION SUPPORT AGREEMENT (this “Agreement”) is entered into as of [•], 2024, by and among ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), Adagio Medical, Inc., a Delaware corporation (the “Company”), and the party listed on the signature pages hereto as a “Shareholder” (the “Shareholder”). Each of ARYA, the Company and the Shareholder are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement (defined below).
RECITALS
WHEREAS, concurrently with the execution of this Agreement, ARYA, Aja HoldCo, Inc., a Delaware corporation (“HoldCo”), Aja Merger Sub 2, Inc., a Delaware corporation and wholly owned Subsidiary of ARYA (“Company Merger Sub”), Aja Merger Sub 1, a Cayman Islands exempted company and wholly owned Subsidiary of ARYA (“ARYA Merger Sub”), and the Company entered into that certain Business Combination Agreement (as amended, supplemented, or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”) pursuant to which, among other things, (a) on the Closing Date at the ARYA Merger Effective Time, ARYA Merger Sub will merge with and into ARYA, with ARYA as the surviving company of such merger as a wholly owned subsidiary of HoldCo (the “ARYA Merger”) and (b) (i) on the Closing Date, immediately prior to the Company Merger Effective Time, each Company Preferred Share that is issued and outstanding immediately prior to the Company Merger Effective Time will be automatically converted into the number of Company Common Shares in accordance with the terms of Article V, Section 4 of the Company Certificate of Incorporation (the “Company Preferred Shares Conversion”), and (ii) on the Closing Date at the Company Merger Effective Time, Company Merger Sub will merge with and into the Company, with the Company as the surviving company of such merger as a wholly owned subsidiary of HoldCo (the “Company Merger” and together with the ARYA Merger, the “Mergers”) (the Mergers, the Company Preferred Shares Conversion and the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents, collectively, the “Transactions”);
WHEREAS, as of the date hereof, the Shareholder is the record and beneficial owner of, and is entitled to dispose of and vote, the number and class or series (as applicable) of Equity Securities of the Company set forth on Schedule A hereto (together with any other Equity Securities of the Company that the Shareholder acquires record or beneficial ownership of after the date hereof (including by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any warrants, convertible notes, options, or other securities or instruments convertible into Equity Securities), collectively, the “Subject Company Shares”);
WHEREAS, in consideration for the benefits to be received, directly or indirectly, by the Shareholder in connection with the Transactions and as a material inducement to (a) ARYA and the Company agreeing to enter into the Business Combination Agreement and the Ancillary Documents to which it is or will be a party and to consummate the Transactions, (b) ARYA Sponsor consenting to ARYA so entering into the Business Combination Agreement and the Ancillary Documents to which it is or will be a party and to consummate the Transactions, and (c) ARYA Sponsor agreeing to enter into the Ancillary Documents to which it is or will be a party and to consummate the Transactions, the Shareholder agrees to enter into this Agreement and to be bound by the representations, warranties, agreements, covenants and obligations contained in this Agreement; and
WHEREAS, the Shareholder acknowledges and agrees that (a) ARYA would not have entered into the Business Combination Agreement and the Ancillary Documents to which it is or will be a party or agreed to consummate the Transactions, (b) ARYA Sponsor would not have consented to ARYA entering into the Business Combination Agreement and the Ancillary Documents to which it is or will be a party and consummating the Transactions and (c) ARYA Sponsor would not have agreed to enter into the Ancillary Documents to which it is or will be a party and to consummate the Transactions, in each case without the Shareholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.
Ann. V-1

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
AGREEMENT
1. Consent to Transactions and Related Matters. As promptly as reasonably practicable, and in any event within two (2) Business Days following the date on which the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Shareholder, in his, her or its capacity as a stockholder of the Company, shall duly execute and deliver (or cause to be executed and delivered, as applicable) the Company Shareholder Written Consent contemplated by Section 5.15 (Company Shareholder Approval) of the Business Combination Agreement, pursuant to which the Shareholder shall approve the Business Combination Agreement, the Ancillary Documents to which the Company is a party and the Transactions (including, for the avoidance of doubt, the Company Merger and the Company Preferred Shares Conversion). Without limiting the generality of the foregoing, prior to the Closing, (i) to the extent that it is necessary or advisable, in each case, as reasonably determined by ARYA and the Company, for any matters, actions or proposals to be approved by the Shareholder in connection with, or otherwise in furtherance of, the Transactions as contemplated in the Business Combination Agreement and/or the Ancillary Documents, the Shareholder shall (A) vote (or cause to be voted) the Subject Company Shares in favor of and/or provide consent to, as applicable, approve any such matters, actions or proposals promptly following written request thereof from ARYA or the Company, as applicable, and (B) if applicable, cause the Subject Company Shares to be counted as present at any meeting of the Company Shareholders for purposes of constituting a quorum in connection with any vote contemplated by clause (A); provided, that nothing in this Agreement shall preclude the Shareholder from exercising full power and authority to vote the Subject Company Shares in the Shareholder’s discretion for or against any proposal submitted to a vote of the stockholders of the Company (1) that decreases the amount or changes the form of the consideration payable to the Shareholder in any material respect or (2) that imposes any material restrictions or additional conditions on the consummation of the Mergers or the payment of the HoldCo Shares to the Shareholder, in the case of either clause (1) or (2), not contemplated by the Business Combination Agreement or the Ancillary Documents. Without limiting the generality of the foregoing, prior to the Closing, the Shareholder shall vote (and cause to be voted) the Subject Company Shares against and withhold consent or approval with respect to any matter, action or proposal that would reasonably be expected to result in (X) a breach of any of the Company’s covenants, agreements or obligations under the Business Combination Agreement, or (Y) any of the conditions to the Closing set forth in Sections 6.1 or 6.2 of the Business Combination Agreement not being satisfied.
2. Other Covenants and Agreements.
(a) The Shareholder hereby agrees that, notwithstanding anything to the contrary in any such agreement, (i) each of the agreements set forth on Schedule B hereto shall be automatically terminated and of no further force and effect (including any provisions of any such agreement that, by its terms, survive such termination) effective as of, and subject to and conditioned upon the occurrence of, the Closing and (ii) upon such termination neither the Company nor any of its Affiliates (including the other Group Companies and, from and after the Company Merger Effective Time, Holdco, ARYA and their respective Affiliates) shall have any further obligations or Liabilities under or with respect to each such agreement.
(b) The Shareholder hereby agrees to be bound by and subject to (i) Sections 5.3(a) (Confidentiality) and 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if the Shareholder is directly party thereto, (ii) the first sentence of Section 5.6(a) (Exclusive Dealing) (and, for the avoidance of doubt, the hanging paragraph at the end of Section 5.6 of the Business Combination Agreement as it pertains to Section 5.6(b) of the Business Combination Agreement) and Section 8.18 (Trust Account Waiver) of the Business Combination Agreement to the same extent as such provisions apply to the Company, as if the Shareholder is directly party thereto.
(c) The Shareholder shall use his, her or its reasonable best efforts to promptly execute and deliver all additional agreements, documents or instruments, take, or cause to be taken, all actions and provide, or cause to be provided, all additional information or other materials as may be necessary or advisable, in each case, as reasonably determined by ARYA and the Company, in connection with, or otherwise in furtherance of, the transactions contemplated by the Business Combination Agreement or this Agreement, including the termination of and waivers of rights under the agreements set forth on Schedule B.
Ann. V-2

(d) The Shareholder acknowledges and agrees that each of ARYA and the Company has entered into the Business Combination Agreement in reliance upon the Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for the Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement, ARYA and the Company would not have entered into or agreed to consummate the transactions contemplated by the Business Combination Agreement.
(e) The Shareholder, solely in connection with and only for the purpose of the Transactions, to the fullest extent permitted by law, (i) agrees that the Transactions shall not be deemed to constitute a Liquidating Transaction (as used herein, as defined in the Company Certificate of Incorporation) and hereby irrevocably and unconditionally waives any rights he, she or it may have under the Company Certificate of Incorporation, or any other agreement to which the Shareholder is a party, if the Transactions were deemed to constitute a Liquidating Transaction, including any notice rights thereunder, and (ii) hereby waives any rights he, she or it may have under any of the agreements set forth on Schedule B with respect to the Transactions.
(f) The Shareholder acknowledges that the Company may need to amend the Company Certificate of Incorporation to increase the authorized number of shares of the class of stock into which the Company Preferred Shares or the Company’s currently outstanding convertible promissory notes are to be converted (the “Share Increase”) and, in connection with a conversion of any class of Company Preferred Shares or the Company’s currently outstanding convertible promissory notes, hereby agrees to take any actions reasonably requested by the Company to effect the Share Increase, including the amendment of the Company Certificate of Incorporation (which may be included in the Company Shareholder Written Consent).
3. Shareholder Representations and Warranties. The Shareholder represents and warrants to ARYA and the Company as follows:
(a) If the Shareholder is not an individual, the Shareholder is a corporation, limited liability company, limited partnership or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).
(b) If the Shareholder is not an individual, the Shareholder has the requisite corporate, limited liability company, limited partnership or other similar power and authority and, if the Shareholder is an individual, the Shareholder has the legal capacity, to execute and deliver this Agreement, to perform his, her or its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of the Shareholder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid, legal and binding agreement of the Shareholder (assuming that this Agreement is duly authorized, executed and delivered by ARYA and the Company), enforceable against the Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
(c) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Shareholder with respect to the Shareholder’s execution, delivery or performance of his, her or its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations hereunder in any material respect.
(d) None of the execution or delivery of this Agreement by the Shareholder, the performance by the Shareholder of any of his, her or its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated
Ann. V-3

hereby or the Transactions will, directly or indirectly (with or without due notice or lapse of time or both) (i) if the Shareholder is not an individual, result in any breach of any provision of the Shareholder’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any shareholders, equityholders, or other Contract relating to or affecting the ownership, voting, transfer or purchase of the Subject Company Shares, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Shareholder or any of the Subject Company Shares are bound or (iv) result in the creation of any Lien upon the Subject Company Shares, except, in the case of any of clauses (ii) and (iii) above, as would not adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations hereunder in any material respect.
(e) The Shareholder is the record and beneficial owner of the Subject Company Shares and has valid, good and marketable title to the Subject Company Shares, free and clear of all Liens (other than transfer restrictions under applicable Securities Laws or as set forth in the Governing Documents of the Company or any Company Shareholders Agreement). Except for the Equity Securities of the Company set forth on Schedule A hereto, together with any other Equity Securities of the Company that the Shareholder acquires record or beneficial ownership after the date hereof that is either permitted pursuant to or acquired in accordance with Section 5.1(b)(v) of the Business Combination Agreement, the Shareholder does not own, beneficially or of record, any Equity Securities of any Group Company or have the right to acquire any Equity Securities of any Group Company. The Shareholder has the sole right to vote (and provide consent in respect of, as applicable) the Subject Company Shares and, except for this Agreement, the Business Combination Agreement and the Company Shareholders Agreement, the Shareholder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Shareholder to Transfer any of the Subject Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Subject Company Shares that would adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations under this Agreement in any material respect.
(f) There is no Proceeding pending or, to the Shareholder’s knowledge, threatened against or involving the Shareholder or any of his, her or its Affiliates that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations under this Agreement in any material respect.
(g) There is no Order or Law issued by any court of competent jurisdiction or other Governmental Entity, or other legal restraint or prohibition relating to the Shareholder or any of his, her or its Affiliates that would reasonably be expected to adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of his, her or its covenants, agreements or obligations under this Agreement in any material respect.
(h) The Shareholder, on her, his or its own behalf and on behalf of her, his or its Representatives, acknowledges, represents, warrants and agrees that (i) she, he or it and her, his or its Representatives have conducted their own independent review and analysis of, and, based thereon, have formed an independent judgment concerning, the business, assets, condition, operations and prospects of, ARYA and the Transactions and (ii) she, he or it and her, his or its Representatives have been furnished with or given access to such documents and information about ARYA and ARYA’s businesses and operations as she, he or it and her, his or its Representatives have deemed necessary to enable her, him or it to make informed decisions with respect to the execution, delivery and performance of this Agreement or the other Ancillary Documents to which she, he or it is or will be a party and the transactions contemplated hereby and thereby.
(i) In entering into this Agreement and the other Ancillary Documents to which she, he or it is or will be a party, the Shareholder has relied solely on her, his or its own investigation and analysis and the representations and warranties expressly set forth in the Ancillary Documents to which she, he or it is or will be a party and no other representations or warranties of ARYA or the Company (including, for the avoidance of doubt, none of the representations or warranties of ARYA or the Company set forth in the Business Combination Agreement or any other Ancillary Document) or any other Person, either express or implied, and the Shareholder, on her, his or its own behalf and on behalf of such Shareholder’s Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in this Agreement or in the other
Ann. V-4

Ancillary Documents to which the Shareholder is or will be a party, none of ARYA, the Company or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Business Combination Agreement or the other Ancillary Documents or the transactions contemplated hereby or thereby.
4. Transfer of Subject Company Shares. Except as expressly contemplated by the Business Combination Agreement, any Ancillary Document or with the prior written consent of each of ARYA and the Company (such consent not to be unreasonably withheld, conditioned or delayed) from and after the date hereof until the earlier of the date of the Closing or the termination of the Business Combination Agreement in accordance with its terms, the Shareholder agrees (a) not to (i) Transfer (A) any of the Subject Company Shares or (B) rights of such Shareholder under any Company Shareholders Agreement, or (ii) enter into (A) any option, warrant, purchase right or other Contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Shareholder to Transfer the Subject Company Shares or (B) any voting trust, proxy or other Contract with respect to the voting or Transfer of the Subject Company Shares or other Equity Securities of the Company, and (b) not to take or cause to be taken any actions in furtherance of any of the matters described in the foregoing clause (a). Notwithstanding the foregoing or anything to the contrary herein, the foregoing restrictions shall not apply to any Transfer (i) to a Permitted Transferee, or (ii) if the Shareholder is an individual or a trust, (A) by virtue of laws of descent and distribution upon death of the individual, or (B) pursuant to a qualified domestic relations order; provided, however, that (x) the Shareholder shall, and shall cause any transferee of any such Transfer of the type set forth in clauses (i) and (ii), to enter into a written agreement, in form and substance reasonably satisfactory to ARYA and the Company, agreeing to be bound by this Agreement (including, for the avoidance of doubt, all of the covenants, agreements and obligations of the Shareholder hereunder and the making of all of the representations and warranties of the Shareholder set forth in Section 3 with respect to such transferee and his, her or its Subject Company Shares received upon such Transfer, as applicable) prior and as a condition to the occurrence of such Transfer, and (y) no such Transfer will relieve the Shareholder of any of its covenants, agreements or obligations hereunder with respect to the Subject Company Shares so transferred, unless and to the extent actually performed, or will otherwise affect any of the provisions of this Agreement (including any of the representations and warranties of the Shareholder hereunder). For purposes of this Agreement, “Transfer” means any, direct or indirect, sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest in or disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise). For purposes of this Section 4, “Permitted Transferee” means, with respect to any Person, (A) such Person’s Affiliates, (B) any direct or indirect members, partners (whether general or limited partners) or equityholders of such Person or any of its Affiliates or any officers, directors or employees of such Person or any Affiliates of any of the foregoing, (C) such Person’s immediate family or family member of any of such Person’s officers or directors, (D) any trust for the direct or indirect benefit of such Person or the immediate family of such Person or (E) if such Person is a trust, to the trustee or beneficiary(ies) of such trust or to the estate of a beneficiary of such trust.
5. Termination.
(a) This Agreement shall automatically terminate, without any notice or other action by any Party upon the earlier of (i) the Company Merger Effective Time and (ii) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement.
(b) Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to Section 5(a)(ii) shall not affect any Liability on the part of any Party for a willful and material breach of any covenant or agreement set forth in this Agreement prior to such termination or actual fraud, (ii) Section 2(b)(i) (solely to the extent that it relates to Section 5.3(a) (Confidentiality) of the Business Combination Agreement), this Section 5, Section 6, Section 7 and Section 11 shall each survive any termination of this Agreement, (iii) without limiting the following clause (iv), Section 2(b)(i) (solely to the extent that it relates to the Shareholder’s obligations to comply with the covenants in Section 5.4(a) (Public Announcements) of the Business Combination Agreement to the extent such covenants contemplate performance following Closing), shall survive any termination of this Agreement that occurs pursuant Section 5(a)(i), (iv) without limiting the following clause (v), Section 2(b)(ii) (solely to the extent that it relates to Section 8.18 (Trust
Ann. V-5

Account Waiver) of the Business Combination Agreement) shall survive any termination of this Agreement that occurs pursuant to Section 5(a)(ii) and (v) Section 8, Section 9, Section 10 and Sections 12 through 16 (in each case, solely to the extent related to any of the foregoing provisions that survive termination of this Agreement) shall each survive any termination of this Agreement.
6. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, the Shareholder is signing this Agreement solely in the Shareholder’s capacity as a record or beneficial holder of the Subject Company Shares and (a) the Shareholder does not make any agreement or understanding herein in any capacity other than in such Shareholder’s capacity as a record holder and beneficial owner of the Subject Company Shares, and not in such Shareholder’s capacity as a director, officer or employee of any Group Company or in such Shareholder’s capacity as a trustee or fiduciary of any Company Equity Plan, and (b) nothing herein will be construed to limit or affect any action or inaction by such Shareholder or any representative of such Shareholder serving as a member of the board of directors of any Group Company or as an officer, employee or fiduciary of any Group Company, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such Group Company.
7. No Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and without limiting the generality of the foregoing, none of the Representatives of ARYA, the Company or the Shareholder shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, except as expressly provided herein.
8. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:
If to ARYA, to:

c/o ARYA Science Acquisition Corp. IV
51 Astor Place, 10th Floor
New York, NY 10003
Attention:	Adam Stone
Konstantin Poukalov
Michael Altman
Email:	adam@perceptivelife.com
konstantin@perceptivelife.com
michael@perceptivelife.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Jonathan Davis, P.C.
Ryan Brissette, P.C.
Dan Daines
Email:	jonathan.davis@kirkland.com
ryan.brissette@kirkland.com
daniel.daines@kirkland.com

Ann. V-6

If to the Company, to:

Adagio Medical, Inc.
26051 Merit Circle, Suite 102
Laguna Hills, CA 92653
Attention:	Olav Bergheim
Email:	obergheim@fjordventures.com

with a copy (which shall not constitute notice) to:

Reed Smith LLP
1901 Avenue of Stars, Suite 700
Los Angeles, CA 90067
Attention:	Michael Sanders
E-mail:	MSanders@ReedSmith.com

and

Reed Smith LLP
599 Lexington Avenue
New York, NY 10022
Attention:	Jennifer W. Cheng
Susan K. Nieto
E-mail:	JCheng@reedsmith.com
SNieto@reedsmith.com
If to the Shareholder, to the address set forth on the signature page hereto.
or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
9. Entire Agreement. This Agreement, the Business Combination Agreement and documents referred to herein and therein constitutes the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement.
10. Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Shareholder, the Company and ARYA. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by the Shareholder or the Company without, prior to the Company Merger Effective Time, the written consent of ARYA (such consent not to be unreasonably withheld, conditioned or delated). Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by ARYA without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delated). Any attempted assignment of this Agreement not in accordance with the terms of this Section 10 shall be void.
11. Fees and Expenses. Except as otherwise expressly set forth in the Business Combination Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.
12. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing in this Agreement, express or implied, is
Ann. V-7

intended to, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.
13. Spouses and Community Property Matters. The Shareholder’s spouse (if applicable) hereby represents, warrants and covenants to ARYA and the Company that such spouse shall not assert or enforce, and does hereby waive, any rights granted under any community property statute with respect to the Subject Company Shares held by the Shareholder that would reasonably be expected to adversely affect the ability of him or her to perform, or otherwise comply with, any of his or her covenants, agreements or obligations under this Agreement in any material respect.
14. No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in ARYA any direct or indirect ownership or incidents of ownership of or with respect to the Subject Company Shares. All rights, ownership and economic benefits of and relating to the Subject Company Shares shall remain vested in and belong to the Shareholder, and ARYA shall have no authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Company or exercise any power or authority to direct the Shareholder in the voting of any of the Subject Company Shares, except as otherwise provided herein with respect to the Subject Company Shares. Except as otherwise set forth in Section 1, the Shareholder shall not be restricted from voting in favor of, against or abstaining with respect to any other matters presented to the stockholders of the Company. Without limiting the foregoing, nothing in this Agreement shall obligate or require the Shareholder to exercise an option to purchase any Company Shares.
15. Non-Survival. Except to the extent expressly set forth in Section 5(b), the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Company Merger Effective Time) in this Agreement shall terminate at the Company Merger Effective Time. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Company Merger Effective Time shall so survive the Company Merger Effective Time in accordance with its terms.
16. Miscellaneous. Sections 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) and 8.17 (Remedies) of the Business Combination Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.
[Signature page follows]
Ann. V-8

IN WITNESS WHEREOF, the Parties have executed and delivered this Company Shareholder Transaction Support Agreement as of the date first above written.
ARYA SCIENCES ACQUISITION CORP IV

By:
Name:
Title:
Ann. V-9

ADAGIO MEDICAL, INC.

By:
Name:
Title:
Ann. V-10

[SHAREHOLDER]

By:
Name:
Title:

Address for Notices

If to the Shareholder, to:

[•]
[•]
[•]
Attention: [•]
Email: [•]

with a copy (which shall not constitute notice) to:

[•]
[•]
[•]
Attention: [•]
Email: [•]

Acknowledged and Agreed to by the Shareholder’s spouse for the purposes of Section 13:

By:
Name:
Ann. V-11

SCHEDULE A
Class/Series of Company Shares	Number of Shares
Company Common Shares	[•]
Company Series A Preferred Shares	[•]
Company Series B Preferred Shares	[•]
Company Series C Preferred Shares	[•]
Company Series D Preferred Shares	[•]
Company Series E Preferred Shares	[•]
Ann. V-12

SCHEDULE B
Company Related Party Agreements to be Terminated
1.	Third Amended and Restated Voting Agreement, dated November 9, 2020, by and among the Company and the Company Shareholders party thereto.
2.	Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated November 9, 2020, by and among the Company and the Company Shareholders party thereto.
3.	Fourth Amended and Restated Investors’ Rights Agreement, dated November 9, 2020, by and among the Company and the Company Shareholders party thereto.
Ann. V-13

Annex W
2024 EQUITY INCENTIVE PLAN
EFFECTIVE DATE: [•]
ARTICLE 1.

PURPOSE
This 2024 Equity Incentive Plan (the “Plan”) was adopted by the Board of Directors of [•](the “Company”) on [•] and approved by the Company’s stockholders on [•]. The purpose of the Plan is to promote the success and enhance the value of the Company by linking the individual interests of the members of the Board, Employees, and Consultants to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.
ARTICLE 2.

DEFINITIONS AND CONSTRUCTION
Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.
2.1 “Administrator” shall mean the entity that conducts the general administration of the Plan as provided in Article 13. With reference to the duties of the Committee under the Plan which have been delegated to one or more persons pursuant to Section 13.6, or as to which the Board has assumed, the term “Administrator” shall refer to such person(s) unless the Committee or the Board has revoked such delegation or the Board has terminated the assumption of such duties.
2.2 “Applicable Accounting Standards” means Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards, or such other accounting principles or standards as may apply to the Company’s financial statements under United States federal securities laws from time to time.
2.3 “Applicable Law” means any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act, and any rules or regulations thereunder; (b) corporate, securities, tax, or other laws, statutes, rules, requirements, or regulations, whether federal, state, local, or foreign; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted, or traded.
2.4 “Award” means an Option, a Stock Appreciation Right, a Restricted Stock award, a Restricted Stock Unit award, a Performance Stock award, a Performance Stock Unit award, an Other Stock- or Cash-Based Award, or a Dividend Equivalent award, which may be awarded or granted under the Plan.
2.5 “Award Agreement” means any written notice, agreement, terms and conditions, contract, or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine consistent with the Plan.
2.6 “Board” means the Board of Directors of the Company.
2.7 “Cause” with respect to a Holder means “Cause” (or any term of similar effect) as defined in such Holder’s employment agreement with the Company if such an agreement exists and contains a definition of Cause (or term of similar effect), or, if no such agreement exists or such agreement does not contain a definition of Cause (or term of similar effect), then Cause shall include, but not be limited to: (i) the Holder’s willful failure to perform their duties and responsibilities to the Company or deliberate violation of a Company policy; (ii) the Holder’s commission of any act of fraud, embezzlement, dishonesty, or any other willful misconduct that has caused or could reasonably be expected to result in injury or harm to the Company; (iii) unauthorized use or disclosure by the Holder of any proprietary information or trade secrets of the Company or any other party to whom the Holder owes an obligation of nondisclosure as a result of their relationship with the Company; (iv) the Holder’s willful breach of any of their obligations under any written agreement or covenant with the Company; (v) the Holder’s commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act
Ann. W-1

involving willful malfeasance or material fiduciary breach with respect to the Company; or (vi) conduct by the Holder that brings or is reasonably likely to bring the Company negative publicity or into public disgrace, embarrassment, or disrepute. The determination as to whether a Holder is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Holder. The foregoing definition does not in any way limit the Company’s ability to terminate a Holder’s employment or consulting relationship at any time as provided in the Plan, and the term “Company” will be interpreted to include any subsidiary, parent, or affiliate, as appropriate.
2.8 “Change in Control” means and includes each of the following, unless provided otherwise in a Holder’s applicable Award Agreement:
(a) A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) directly or indirectly acquires beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition by the Company or any of its Subsidiaries; (ii) any acquisition by an employee benefit plan maintained by the Company or any of its Subsidiaries; (iii) any acquisition described in Sections 2.8(c)(i), 2.8(c)(ii), and 2.8(c)(iii); or (iv) in respect of an Award held by a particular Holder, any acquisition by the Holder or any group of persons including the Holder (or any entity controlled by the Holder or any group of persons including the Holder); or
(b) The Incumbent Directors cease for any reason to constitute a majority of the Board; or
(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions, or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:
(i) which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and
(ii) after which no person or group beneficially owns voting securities representing fifty percent (50%) or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.8(c)(ii) as beneficially owning fifty percent (50%) or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; and
(iii) after which at least a majority of the members of the board of directors (or the analogous governing body) of the Successor Entity were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such transaction; or
(d) The date which is ten (10) business days prior to the completion of a liquidation or dissolution of the Company.
Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b), (c), or (d) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).
The Administrator shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence
Ann. W-2

of such Change in Control, and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.
2.9 “Code” means the Internal Revenue Code of 1986, as amended from time to time, together with the regulations and official guidance promulgated thereunder, whether issued prior or subsequent to the grant of any Award.
2.10 “Committee” means the Compensation Committee of the Board, or another committee or subcommittee of the Board or the Compensation Committee of the Board described in Article 13 hereof.
2.11 “Common Stock” means the common stock of the Company, par value $0.0001 per share.
2.12 “Company” has the meaning set forth in Article 1.
2.13 “Consultant” means any consultant or adviser engaged to provide services to the Company or any Subsidiary who qualifies as a consultant or advisor under the applicable rules of the Securities and Exchange Commission for registration of shares on a Form S-8 Registration Statement.
2.14 “Data” has the meaning set forth in Section 12.8.
2.15 “Director” means a member of the Board, as constituted from time to time.
2.16 “Director Limit” has the meaning set forth in Section 4.6.
2.17 “Dividend Equivalent” means a right to receive the equivalent value (in cash or Shares) of dividends paid on Shares, awarded under Section 11.2.
2.18 “DRO” means a “domestic relations order” as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.
2.19 “Effective Date” means the date of the closing of the transactions contemplated by the Business Combination Agreement, dated as of February 13, 2024, by and among the Company, ARYA Sciences Acquisition Corp IV, Aja Holdco, Inc., Aja Merger Sub 1, Adagio Medical, Inc., and Aja Merger Sub 2, Inc., provided this Plan is approved by the Company’s stockholders prior to such date.
2.20 “Eligible Individual” means any person who is an Employee, a Consultant, or a Non-Employee Director, as determined by the Administrator.
2.21 “Employee” means any officer or other employee (as determined in accordance with Section 3401(c) of the Code and the Treasury Regulations thereunder) of the Company or of any Subsidiary.
2.22 “Equity Restructuring” means a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering, or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the share price of Common Stock (or other securities) and causes a change in the per-share value of the Common Stock underlying outstanding Awards.
2.23 “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.
2.24 “Fair Market Value” means, as of any given date, the value of a Share determined as follows:
(a) If the Common Stock is (i) listed on any established securities exchange (such as the New York Stock Exchange, the NASDAQ Capital Market, the NASDAQ Global Market, or the NASDAQ Global Select Market), (ii) listed on any national market system, or (iii) quoted or traded on any automated quotation system, its Fair Market Value shall be the closing sales price for a Share as quoted on such exchange or system for such date or, if there is no closing sales price for a Share on the date in question, the closing sales price for a Share on the last preceding date for which such quotation exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;
(b) If the Common Stock is not listed on an established securities exchange, national market system, or automated quotation system, but the Common Stock is regularly quoted by a recognized securities dealer, its Fair
Ann. W-3

Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a Share on such date, the high bid and low asked prices for a Share on the last preceding date for which such information exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or
(c) If the Common Stock is neither listed on an established securities exchange, national market system, or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in good faith and in a manner that complies with Section 409A.
2.25 “Good Reason” with respect to a Holder, means “Good Reason” (or any term of similar effect) as defined in such Holder’s applicable Award Agreement or written employment or other agreement between a Holder and the Company or, if no such agreement exists or such agreement does not contain a definition of “Good Reason” (or term of similar effect), then “Good Reason” means, without the Holder’s prior written consent, (I) a material reduction of the Holder’s base salary; provided, however, that a material reduction in the Holder’s base salary pursuant to a salary reduction program affecting all or substantially all of the employees of the Company and that does not adversely affect the Holder to a greater extent than other similarly situated employees shall not constitute Good Reason; or (II) the Holder being required to relocate the Holder’s primary work location to a facility or location that would increase the Holder’s one way commute distance by more than fifty (50) miles from the Holder’s primary work location as of immediately prior to such change. Notwithstanding the foregoing, a Holder’s Termination of Service shall not constitute a termination for “Good Reason” as a result of any event described in the preceding sentence unless (A) the Holder provides written notice outlining such conditions, acts, or omissions to the Company within thirty (30) days after the first occurrence of such event, (B) to the extent correctable, the Company fails to remedy such circumstance or event within sixty (60) days following the Company’s receipt of such written notice, and (C) the effective date of the Holder’s resignation for “Good Reason” is not later than thirty (30) days after the expiration of the Company’s cure period.
2.26 “Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any subsidiary corporation (as defined in Section 424(f) of the Code) or parent corporation thereof (as defined in Section 424(e) of the Code).
2.27 “Holder” means a person who has been granted an Award.
2.28 “Incentive Stock Option” means an Option that is intended to qualify as an incentive stock option and conforms to the applicable provisions of Section 422 of the Code.
2.29 “Incumbent Directors” means for any period of 12 consecutive months, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.8(a) or 2.8(c)) whose election or nomination for election to the Board was approved by a vote of at least a majority (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) of the Directors then still in office who either were Directors at the beginning of the 12-month period or whose election or nomination for election was previously so approved. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.
2.30 “Non-Employee Director” means a Director of the Company who is not an Employee.
2.31 “Non-Employee Director Equity Compensation Policy” has the meaning set forth in Section 4.6.
2.32 “Non-Qualified Stock Option” means an Option that is not an Incentive Stock Option or which is designated as an Incentive Stock Option but does not meet the applicable requirements of Section 422 of the Code.
2.33 “Option” means a right to purchase Shares at a specified exercise price granted under Article 5. An Option shall be either a Non-Qualified Stock Option or an Incentive Stock Option; provided, however, that Options granted to Non-Employee Directors and Consultants shall only be Non-Qualified Stock Options.
2.34 “Option Term” has the meaning set forth in Section 5.4.
Ann. W-4

2.35 “Organizational Documents” means, collectively, (a) the Company’s articles of incorporation, certificate of incorporation, bylaws, or other similar organizational documents relating to the creation and governance of the Company and (b) the Committee’s charter or other similar organizational documentation relating to the creation and governance of the Committee.
2.36 “Other Stock- or Cash-Based Award” means a cash payment, cash bonus award, stock payment, stock bonus award, performance award, or incentive award that is paid in cash, Shares, or a combination of both, awarded under Section 11.1.
2.37 “Performance Criteria” means the criteria (and adjustments) that the Administrator selects for an Award for purposes of establishing the Performance Goal or Performance Goals for a Performance Period, which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices, and which may be subject to such adjustments as determined by the Administrator.
2.38 “Performance Goals” means, for a Performance Period, one or more goals established in writing by the Administrator for the Performance Period based upon one or more Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a Subsidiary, division, business unit, or an individual.
2.39 “Performance Period” means one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Holder’s right to, vesting of, and/or the payment in respect of an Award.
2.40 “Permitted Transferee” means, with respect to a Holder, any “family member” of the Holder, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or any other transferee specifically approved by the Administrator after taking into account Applicable Law.
2.41 “Plan” has the meaning set forth in Article 1.
2.42 “Program” means any program adopted by the Administrator pursuant to the Plan containing the terms and conditions intended to govern a specified type of Award granted under the Plan and pursuant to which such type of Award may be granted under the Plan.
2.43 “Performance Stock” means Common Stock awarded under Article 7 that is subject to certain performance-based restrictions and may be subject to risk of forfeiture or repurchase.
2.44 “Performance Stock Units” means the right to receive Shares awarded under Article 8.
2.45 “Restricted Stock” means Common Stock awarded under Article 9 that is subject to certain restrictions and may be subject to risk of forfeiture or repurchase.
2.46 “Restricted Stock Units” means the right to receive Shares awarded under Article 10.
2.47 “Section 409A” means Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the Effective Date.
2.48 “Securities Act” means the Securities Act of 1933, as amended.
2.49 “Share Limit” has the meaning set forth in Section 3.1(a).
2.50 “Shares” means shares of Common Stock.
2.51 “Stock Appreciation Right” means an Award entitling the Holder (or other person entitled to exercise pursuant to the Plan) to exercise all or a specified portion thereof (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of such Award from the Fair Market Value on the date of exercise of such Award by the number of Shares with respect to which such Award shall have been exercised, subject to any limitations the Administrator may impose.
2.52 “SAR Term” has the meaning set forth in Section 5.4.
Ann. W-5

2.53 “Subsidiary” means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.
2.54 “Substitute Award” means an Award granted under the Plan in connection with a corporate transaction, such as a merger, combination, consolidation, or acquisition of property or stock, in any case, upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity; provided, however, that in no event shall the term “Substitute Award” be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.
2.55 “Termination of Service” means:
(a) As to a Consultant, the time when the engagement of a Holder as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including, without limitation, by resignation, discharge, death, or retirement, but excluding terminations where the Consultant simultaneously commences or remains in employment or service with the Company or any Subsidiary.
(b) As to a Non-Employee Director, the time when a Holder who is a Non-Employee Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be elected, death, or retirement, but excluding terminations where the Holder simultaneously commences or remains in employment or service with the Company or any Subsidiary.
(c) As to an Employee, the time when the employee-employer relationship between a Holder and the Company or any Subsidiary is terminated for any reason, including, without limitation, a termination by resignation, discharge, death, disability, or retirement; but excluding terminations where the Holder simultaneously commences or remains in employment or service with the Company or any Subsidiary.
The Administrator, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination of Service, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for Cause, and all questions of whether particular leaves of absence constitute a Termination of Service; provided, however, that, with respect to Incentive Stock Options, unless the Administrator otherwise provides in the terms of any Program, Award Agreement, or otherwise, or as otherwise required by Applicable Law, a leave of absence, change in status from an employee to an independent contractor, or other change in the employee-employer relationship shall constitute a Termination of Service only if, and to the extent that, such leave of absence, change in status, or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then-applicable regulations and revenue rulings under said Section. For purposes of the Plan, a Holder’s employee-employer relationship or consultancy relationship shall be deemed to be terminated in the event that the Subsidiary employing or contracting with such Holder ceases to remain a Subsidiary following any merger, sale of stock, or other corporate transaction or event (including, without limitation, a spin-off).
ARTICLE 3.

SHARES SUBJECT TO THE PLAN
3.1 Number of Shares.
(a) Subject to Sections 14.1, 14.2, and 3.1(b), the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan shall be equal to the sum of (i) [•] Shares and (ii) an annual increase on the first day of each year beginning in 2025 and ending in (and including) 2034 equal to the lesser of (A) five percent (5%) of the Shares outstanding on a fully diluted basis on the last day of the immediately preceding fiscal year and (B) such smaller number of Shares as determined by the Board or the Committee (such sum, the “Share Limit”). Notwithstanding the foregoing, and subject to Sections 14.1, 14.2, and 3.1(b), the aggregate maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options is [•] Shares. Notwithstanding the foregoing, to the extent permitted under Applicable Law, Awards that provide for the delivery of Shares subsequent to the applicable grant date may be granted in excess of the Share Limit if such Awards provide for the forfeiture or cash settlement of such Awards to the extent that insufficient Shares remain under the Share Limit in this Section 3.1(a) at the time that Shares would otherwise be issued in respect of such Award.
Ann. W-6

(b) If any Shares subject to an Award are forfeited or expire or such Award is settled for cash (in whole or in part), the Shares subject to such Award shall, to the extent of such forfeiture, expiration, or cash settlement, again be available for future grants of Awards under the Plan. In addition, until the termination of the Plan, the following Shares shall be available for future grants of Awards under the Plan: (i) Shares tendered by a Holder or withheld by the Company in payment of the exercise price of an Option; (ii) Shares tendered by the Holder or withheld by the Company to satisfy any tax withholding obligation with respect to an Award; and (iii) Shares subject to Stock Appreciation Rights that are not issued in connection with the stock settlement of the Stock Appreciation Rights on exercise thereof. Notwithstanding anything to the contrary contained herein, Shares purchased on the open market with the cash proceeds from the exercise of Options shall not be available for future grants of Awards. Until the termination of the Plan, any Shares repurchased by the Company under Section 7.4 or 9.4 hereof at the same price paid by the Holder or a lower price so that such Shares are returned to the Company will again be available for Awards. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the Shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted, or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.
(c) Substitute Awards shall not reduce the Shares authorized for grant under the Plan, except as may be required by reason of Section 422 of the Code. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using such available Shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Subsidiaries immediately prior to such acquisition or combination.
ARTICLE 4.

GRANTING OF AWARDS
4.1 Participation. The Administrator may, from time to time, select from among all Eligible Individuals those to whom an Award shall be granted and shall determine the nature and amount of each Award, which shall not be inconsistent with the requirements of the Plan. Except for any Non-Employee Director’s right to Awards that may be required pursuant to the Non-Employee Director Equity Compensation Policy as described in Section 4.6, no Eligible Individual or other person shall have any right to be granted an Award pursuant to the Plan and neither the Company nor the Administrator is obligated to treat Eligible Individuals, Holders, or any other persons uniformly. Participation by each Holder in the Plan shall be voluntary and nothing in the Plan or any Program shall be construed as mandating that any Eligible Individual or other person shall participate in the Plan.
4.2 Award Agreement. Each Award shall be evidenced by an Award Agreement that sets forth the terms, conditions, and limitations for such Award as determined by the Administrator in its sole discretion (consistent with the requirements of the Plan and any applicable Program). Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.
4.3 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.
4.4 At-Will Service. Nothing in the Plan or in any Program or Award Agreement hereunder shall confer upon any Holder any right to continue in the employ of, or as a Director or Consultant for, the Company or any Subsidiary, or shall interfere with or restrict in any way the rights of the Company and any Subsidiary, which rights are hereby
Ann. W-7

expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, and with or without notice, or to terminate or change all other terms and conditions of employment or engagement, except to the extent expressly provided otherwise in a written agreement between the Holder and the Company or any Subsidiary.
4.5 Foreign Holders. Notwithstanding any provision of the Plan or applicable Program to the contrary, in order to comply with the laws in countries other than the United States in which the Company and its Subsidiaries operate or have Employees, Non-Employee Directors, or Consultants, or in order to comply with the requirements of any foreign securities exchange or other Applicable Law, the Administrator, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries shall be covered by the Plan; (b) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (c) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with Applicable Law (including, without limitation, applicable foreign laws or listing requirements of any foreign securities exchange); (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable; provided, however, that no such subplans and/or modifications shall increase the Share Limit or the Director Limit; and (e) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any foreign securities exchange.
4.6 Non-Employee Director Awards.
(a) Non-Employee Director Equity Compensation Policy. The Administrator, in its sole discretion, may provide that Awards granted to Non-Employee Directors shall be granted pursuant to a written nondiscretionary formula established by the Administrator (the “Non-Employee Director Equity Compensation Policy”), subject to the limitations of the Plan. The Non-Employee Director Equity Compensation Policy shall set forth the type of Award(s) to be granted to Non-Employee Directors, the number of Shares to be subject to Non-Employee Director Awards, the conditions on which such Awards shall be granted, become exercisable, and/or payable and expire, and such other terms and conditions as the Administrator shall determine in its sole discretion. The Non-Employee Director Equity Compensation Policy may be modified by the Administrator from time to time in its sole discretion.
(b) Director Limit. Notwithstanding any provision to the contrary in the Plan or in the Non-Employee Director Equity Compensation Policy, the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of cash- and equity-based Awards granted to a Non-Employee Director as compensation for services as a Non-Employee Director during any fiscal year of the Company may not exceed $750,000, increased to $1,000,000 in the fiscal year of their initial service as a Non-Employee Director (the applicable amount, the “Director Limit”); provided that the Director Limit shall be applied without regard to Awards, if any, granted to a Non-Employee Director during any period in which such individual was an employee of the Company or was otherwise providing services to the Company other than in the capacity as a Non-Employee Director.
ARTICLE 5.

GRANTING OF OPTIONS AND STOCK APPRECIATION RIGHTS
5.1 Granting of Options and Stock Appreciation Rights to Eligible Individuals. The Administrator is authorized to grant Options and Stock Appreciation Rights to Eligible Individuals from time to time, in its sole discretion, on such terms and conditions as it may determine, which shall not be inconsistent with the Plan.
5.2 Qualification of Incentive Stock Options. The Administrator may grant Options intended to qualify as Incentive Stock Options only to employees of the Company, any of the Company’s present or future “parent corporations” or “subsidiary corporations” as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. No person who qualifies as a Greater Than 10% Stockholder may be granted an Incentive Stock Option unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code. To the extent that the aggregate fair market value of stock with respect to which “incentive stock options” (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Holder during any calendar year under the Plan, and all other plans of the Company and any parent corporation or subsidiary corporation thereof (as defined in Section 424(e) and 424(f) of the Code, respectively), exceeds $100,000, the Options shall be treated as
Ann. W-8

Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the immediately preceding sentence shall be applied by taking Options and other “incentive stock options” into account in the order in which they were granted and the fair market value of stock shall be determined as of the time the respective options were granted. Any interpretations and rules under the Plan with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. Neither the Company nor the Administrator shall have any liability to a Holder, or any other person, (a) if an Option (or any part thereof) which is intended to qualify as an Incentive Stock Option fails to qualify as an Incentive Stock Option or (b) for any action or omission by the Company or the Administrator that causes an Option not to qualify as an Incentive Stock Option, including without limitation, the conversion of an Incentive Stock Option to a Non-Qualified Stock Option or the grant of an Option intended as an Incentive Stock Option that fails to satisfy the requirements under the Code applicable to an Incentive Stock Option.
5.3 Option and Stock Appreciation Right Exercise Price. The exercise price per Share subject to each Option and Stock Appreciation Right shall be set by the Administrator, but shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date the Option or Stock Appreciation Right, as applicable, is granted (or, as to Incentive Stock Options, on the date the Option is modified, extended, or renewed for purposes of Section 424(h) of the Code). In addition, in the case of Incentive Stock Options granted to a Greater Than 10% Stockholder, such price shall not be less than 110% of the Fair Market Value of a Share on the date the Option is granted (or the date the Option is modified, extended, or renewed for purposes of Section 424(h) of the Code). Notwithstanding the foregoing, in the case of an Option or Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Section 424 and 409A of the Code.
5.4 Option and SAR Terms. The term of each Option (the “Option Term”) and the term of each Stock Appreciation Right (the “SAR Term”) shall be set by the Administrator in its sole discretion; provided, however, that the Option Term or SAR Term, as applicable, shall not be more than (a) ten (10) years from the date the Option or Stock Appreciation Right, as applicable, is granted to an Eligible Individual (other than a Greater Than 10% Stockholder), or (b) five (5) years from the date an Incentive Stock Option is granted to a Greater Than 10% Stockholder. Except as limited by the requirements of Section 409A or Section 422 of the Code and regulations and rulings thereunder or the first sentence of this Section 5.4 and without limiting the Company’s rights under Section 12.7, the Administrator may extend the Option Term of any outstanding Option or the SAR Term of any outstanding Stock Appreciation Right, and may extend the time period during which vested Options or Stock Appreciation Rights may be exercised, in connection with any Termination of Service of the Holder or otherwise, and may amend, subject to Section 12.7 and 14.1, any other term or condition of such Option or Stock Appreciation Right relating to such Termination of Service of the Holder or otherwise.
5.5 Option and SAR Vesting. The period during which the right to exercise, in whole or in part, an Option or Stock Appreciation Right vests in the Holder shall be set by the Administrator and set forth in the applicable Award Agreement. Unless otherwise determined by the Administrator in the Award Agreement, the applicable Program, or by action of the Administrator following the grant of the Option or Stock Appreciation Right, (a) no portion of an Option or Stock Appreciation Right which is unexercisable at a Holder’s Termination of Service shall thereafter become exercisable and (b) the portion of an Option or Stock Appreciation Right that is unexercisable at a Holder’s Termination of Service shall automatically expire on the date of such Termination of Service.
5.6 Substitution of Stock Appreciation Rights. The Administrator may provide in the applicable Program or Award Agreement evidencing the grant of an Option that the Administrator, in its sole discretion, shall have the right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option; provided that such Stock Appreciation Right shall be exercisable with respect to the same number of Shares for which such substituted Option would have been exercisable, and shall also have the same exercise price, vesting schedule, and remaining term as the substituted Option.
ARTICLE 6.

EXERCISE OF OPTIONS AND STOCK APPRECIATION RIGHTS
6.1 Exercise and Payment. An exercisable Option or Stock Appreciation Right may be exercised in whole or in part. However, an Option or Stock Appreciation Right shall not be exercisable with respect to fractional Shares and the Administrator may require that, by the terms of the Option or Stock Appreciation Right, a partial exercise must be with respect to a minimum number of Shares. Payment of the amounts payable with respect to Stock
Ann. W-9

Appreciation Rights pursuant to this Article 6 shall be in cash, Shares (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised), or a combination of both, as determined by the Administrator.
6.2 Manner of Exercise. Except as set forth in Section 6.3, all or a portion of an exercisable Option or Stock Appreciation Right shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, the stock plan administrator of the Company, or such other person or entity designated by the Administrator, or their or its office, as applicable:
(a) A written or electronic notice complying with the applicable rules established by the Administrator stating that the Option or Stock Appreciation Right, or a portion thereof, is exercised. The notice shall be signed or otherwise acknowledged electronically by the Holder or other person then entitled to exercise the Option or Stock Appreciation Right or such portion thereof;
(b) Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with Applicable Law.
(c) In the event that the Option shall be exercised pursuant to Section 12.3 by any person or persons other than the Holder, appropriate proof of the right of such person or persons to exercise the Option or Stock Appreciation Right, as determined in the sole discretion of the Administrator; and
(d) Full payment of the exercise price and applicable withholding taxes for the Shares with respect to which the Option or Stock Appreciation Right, or portion thereof, is exercised, in a manner permitted by the Administrator in accordance with Sections 12.1 and 12.2.
6.3 Notification Regarding Disposition. The Holder shall give the Company prompt written or electronic notice of any disposition of Shares acquired by exercise of an Incentive Stock Option which occurs within (a) two years from the date of grant (including the date the Option is modified, extended, or renewed for purposes of Section 424(h) of the Code) of such Option to such Holder or (b) one year after the date of transfer of such Shares to such Holder. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness, or other consideration, by the Holder in such disposition or other transfer.
ARTICLE 7.

AWARD OF PERFORMANCE STOCK
7.1 Award of Performance Stock. The Administrator is authorized to grant Performance Stock to Eligible Individuals, and shall determine the terms and conditions, including the performance conditions and restrictions applicable to each award of Performance Stock, which terms and conditions shall not be inconsistent with the Plan or any applicable Program, and may impose such conditions on the issuance of such Performance Stock as it deems appropriate. The Administrator shall establish the purchase price, if any, and form of payment for Performance Stock; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Performance Stock to the extent required by Applicable Law.
7.2 Rights as Stockholders. Subject to Section 7.4, upon issuance of Performance Stock, the Holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said Shares, subject to the restrictions in the Plan, any applicable Program, and/or the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which the Holder to whom such Performance Stock are granted becomes the record holder of such Performance Stock; provided, however, that, in the sole discretion of the Administrator, any extraordinary distributions with respect to the Shares may be subject to the restrictions set forth in Section 7.3. In addition, dividends which are paid prior to vesting shall only be paid out to the Holder to the extent that the performance-based vesting conditions are subsequently satisfied and the share of Performance Stock vests.
7.3 Restrictions. All shares of Performance Stock (including any shares received by Holders thereof with respect to shares of Performance Stock as a result of stock dividends, stock splits, or any other form of recapitalization) shall be subject to such restrictions and vesting requirements as the Administrator shall provide in
Ann. W-10

the applicable Program or Award Agreement. By action taken after the Performance Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Performance Stock by removing any or all of the restrictions imposed by the terms of the applicable Program or Award Agreement.
7.4 Repurchase or Forfeiture of Performance Stock. Except as otherwise determined by the Administrator, if no price was paid by the Holder for the Performance Stock, upon a Termination of Service during the applicable restriction period, the Holder’s rights in unvested Performance Stock then subject to restrictions shall lapse, and such Performance Stock shall be surrendered to the Company and cancelled without consideration on the date of such Termination of Service. If a price was paid by the Holder for the Performance Stock, upon a Termination of Service during the applicable restriction period, the Company shall have the right to repurchase from the Holder the unvested Performance Stock then subject to restrictions at a cash price per share equal to the price paid by the Holder for such Performance Stock or such other amount as may be specified in the applicable Program or Award Agreement. Notwithstanding the foregoing, the Administrator, in its sole discretion, may provide that upon certain events, including, without limitation, a Change in Control; the Holder’s death, retirement, or disability; or any other specified Termination of Service or any other event, the Holder’s rights in unvested Performance Stock then subject to restrictions shall not lapse, such Performance Stock shall vest and cease to be forfeitable and, if applicable, the Company shall cease to have a right of repurchase.
7.5 Section 83(b) Election. If a Holder makes an election under Section 83(b) of the Code to be taxed with respect to the Performance Stock as of the date of transfer of the Performance Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof with the Internal Revenue Service.
ARTICLE 8.

AWARD OF PERFORMANCE STOCK UNITS
8.1 Grant of Performance Stock Units. The Administrator is authorized to grant Awards of Performance Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator.
8.2 Vesting of Performance Stock Units. At the time of grant, the Administrator shall specify the date or dates on which the Performance Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the Holder’s duration of service to the Company or any Subsidiary, one or more Performance Criteria, Company performance, individual performance, or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Administrator.
8.3 Settlement and Payment. At the time of grant, the Administrator shall specify the settlement date applicable to each grant of Performance Stock Units, which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Holder (if permitted by the applicable Award Agreement); provided that, except as otherwise determined by the Administrator, and subject to compliance with Section 409A, in no event shall the settlement date relating to each Performance Stock Unit occur following the later of (a) the 15th day of the third month following the end of calendar year in which the applicable portion of the Performance Stock Unit vests or (b) the 15th day of the third month following the end of the Company’s fiscal year in which the applicable portion of the Performance Stock Unit vests. On the settlement date, the Company shall, in accordance with the applicable Award Agreement and subject to Section 12.4(f), transfer to the Holder one unrestricted, fully transferable Share for each Performance Stock Unit scheduled to be paid out on such date and not previously forfeited, or in the sole discretion of the Administrator, an amount in cash equal to the Fair Market Value of such Shares on the settlement date or a combination of cash and Common Stock as determined by the Administrator.
8.4 Settlement upon Termination of Service. An Award of Performance Stock Units shall only vest and be settled while the Holder is an Employee, a Consultant, or a Director, as applicable; provided, however, that the Administrator, in its sole discretion, may provide (in an Award Agreement or otherwise) that a Performance Stock Unit award may vest and be settled subsequent to a Termination of Service in certain events, including a Change in Control; the Holder’s death, retirement, or disability; or any other specified Termination of Service.
Ann. W-11

ARTICLE 9.

AWARD OF RESTRICTED STOCK
9.1 Award of Restricted Stock. The Administrator is authorized to grant Restricted Stock to Eligible Individuals, and shall determine the terms and conditions, including the restrictions applicable to each award of Restricted Stock, which terms and conditions shall not be inconsistent with the Plan or any applicable Program, and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate. The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Restricted Stock to the extent required by Applicable Law.
9.2 Rights as Stockholders. Subject to Section 9.4, upon issuance of Restricted Stock, the Holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said Shares, subject to the restrictions in the Plan, any applicable Program, and/or the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which the Holder to whom such Restricted Stock are granted becomes the record holder of such Restricted Stock; provided, however, that, in the sole discretion of the Administrator, any extraordinary distributions with respect to the Shares may be subject to the restrictions set forth in Section 9.3. In addition, dividends which are paid prior to vesting shall only be paid out to the Holder to the extent that the vesting conditions are subsequently satisfied and the share of Restricted Stock vests.
9.3 Restrictions. All shares of Restricted Stock (including any shares received by Holders thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits, or any other form of recapitalization) shall be subject to such restrictions and vesting requirements as the Administrator shall provide in the applicable Program or Award Agreement. By action taken after the Restricted Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Restricted Stock by removing any or all of the restrictions imposed by the terms of the applicable Program or Award Agreement.
9.4 Repurchase or Forfeiture of Restricted Stock. Except as otherwise determined by the Administrator, if no price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Holder’s rights in unvested Restricted Stock then subject to restrictions shall lapse, and such Restricted Stock shall be surrendered to the Company and cancelled without consideration on the date of such Termination of Service. If a price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Company shall have the right to repurchase from the Holder the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Holder for such Restricted Stock or such other amount as may be specified in the applicable Program or Award Agreement. Notwithstanding the foregoing, the Administrator, in its sole discretion, may provide that upon certain events, including, without limitation, a Change in Control; the Holder’s death, retirement, or disability; or any other specified Termination of Service or any other event, the Holder’s rights in unvested Restricted Stock then subject to restrictions shall not lapse, such Restricted Stock shall vest and cease to be forfeitable and, if applicable, the Company shall cease to have a right of repurchase.
9.5 Section 83(b) Election. If a Holder makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof with the Internal Revenue Service.
ARTICLE 10.

AWARD OF RESTRICTED STOCK UNITS
10.1 Grant of Restricted Stock Units. The Administrator is authorized to grant Awards of Restricted Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator.
10.2 Vesting of Restricted Stock Units. At the time of grant, the Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions
Ann. W-12

to vesting as it deems appropriate, including, without limitation, vesting based upon the Holder’s duration of service to the Company or any Subsidiary, one or more Performance Criteria, Company performance, individual performance, or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Administrator.
10.3 Settlement and Payment. At the time of grant, the Administrator shall specify the settlement date applicable to each grant of Restricted Stock Units, which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Holder (if permitted by the applicable Award Agreement); provided that, except as otherwise determined by the Administrator, and subject to compliance with Section 409A, in no event shall the settlement date relating to each Restricted Stock Unit occur following the later of (a) the 15th day of the third month following the end of calendar year in which the applicable portion of the Restricted Stock Unit vests or (b) the 15th day of the third month following the end of the Company’s fiscal year in which the applicable portion of the Restricted Stock Unit vests. On the settlement date, the Company shall, in accordance with the applicable Award Agreement and subject to Section 12.4(f), transfer to the Holder one unrestricted, fully transferable Share for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited, or in the sole discretion of the Administrator, an amount in cash equal to the Fair Market Value of such Shares on the settlement date, or a combination of cash and Common Stock as determined by the Administrator.
10.4 Settlement upon Termination of Service. An Award of Restricted Stock Units shall only vest and be settled while the Holder is an Employee, a Consultant, or a Director, as applicable; provided, however, that the Administrator, in its sole discretion, may provide (in an Award Agreement or otherwise) that a Restricted Stock Unit award may vest and be settled subsequent to a Termination of Service in certain events, including a Change in Control; the Holder’s death, retirement, or disability; or any other specified Termination of Service.
ARTICLE 11.

AWARD OF OTHER STOCK- OR CASH-BASED AWARDS AND DIVIDEND EQUIVALENTS
11.1 Other Stock- or Cash-Based Awards. The Administrator is authorized to grant Other Stock- or Cash-Based Awards, including awards entitling a Holder to receive Shares or cash to be delivered immediately or in the future, to any Eligible Individual. Subject to the provisions of the Plan and any applicable Program, the Administrator shall determine the terms and conditions of each Other Stock- or Cash-Based Award, including the term of the Award, any exercise or purchase price, Performance Goals (including the Performance Criteria), transfer restrictions, vesting conditions, and other terms and conditions applicable thereto, which shall be set forth in the applicable Award Agreement. Other Stock- or Cash-Based Awards may be paid in cash, Shares, or a combination of cash and Shares, as determined by the Administrator, and may be available as a form of payment in the settlement of other Awards granted under the Plan, as stand-alone payments; as a part of a bonus, deferred bonus, deferred compensation, or other arrangement; and/or as payment in lieu of compensation to which an Eligible Individual is otherwise entitled.
11.2 Dividend Equivalents. Dividend Equivalents may be granted by the Administrator, either alone or in tandem with another Award, based on dividends declared on the Common Stock, to be credited as of dividend payment dates during the period between the date the Dividend Equivalents are granted to a Holder and the date such Dividend Equivalents terminate or expire, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such restrictions and limitations as may be determined by the Administrator. Dividend Equivalents with respect to an Award shall only be paid out to the Holder to the extent that the vesting conditions are subsequently satisfied and the Award vests. Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options, Stock Appreciation Rights, or other purchase rights.
ARTICLE 12.

ADDITIONAL TERMS OF AWARDS
12.1 Payment. The Administrator shall determine the method or methods by which payments by any Holder with respect to any Awards granted under the Plan shall be made, including, without limitation: (a) cash or check, (b) Shares (including, in the case of payment of the exercise price of an Award, Shares issuable pursuant to the exercise of the Award) or Shares held for such minimum period of time as may be established by the Administrator,
Ann. W-13

in each case, having a Fair Market Value on the date of delivery equal to the aggregate payments required, (c) delivery of a written or electronic notice that the Holder has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (d) other form of legal consideration acceptable to the Administrator in its sole discretion, or (e) any combination of the above permitted forms of payment. Notwithstanding any other provision of the Plan to the contrary, no Holder who is a Director or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.
12.2 Tax Withholding. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Holder to remit to the Company, an amount sufficient to satisfy federal, state, local, and foreign taxes (including the Holder’s FICA, employment tax, or other social security contribution obligation) required by law to be withheld with respect to any taxable event concerning a Holder arising as a result of the Plan or any Award. The Administrator may, in its sole discretion and in satisfaction of the foregoing requirement, allow a Holder to satisfy such obligations by any payment means described in Section 12.1 hereof, including without limitation, by allowing such Holder to have the Company or any Subsidiary withhold Shares otherwise issuable under an Award (or allow the surrender of Shares). The number of Shares which may be so withheld or surrendered shall be limited to the number of Shares which have a fair market value on the date of withholding or repurchase no greater than the aggregate amount of such liabilities based on the maximum statutory withholding rates for federal, state, local, and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income (or such other number as would not result in adverse financial accounting consequences for the Company or any of its Subsidiaries). The Administrator shall determine the fair market value of the Shares, consistent with applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of Shares to pay the Option or Stock Appreciation Right exercise price or any tax withholding obligation.
12.3 Transferability of Awards.
(a) Except as otherwise provided in Sections 12.3(b) and 12.3(c):
(i) No Award under the Plan may be sold, pledged, assigned, or transferred in any manner other than (A) by will or the laws of descent and distribution or (B) subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed;
(ii) No Award or interest or right therein shall be liable for or otherwise subject to the debts, contracts, or engagements of the Holder or the Holder’s successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment, or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment, or any other legal or equitable proceedings (including bankruptcy) unless and until such Award has been exercised, or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed, and any attempted disposition of an Award prior to satisfaction of these conditions shall be null and void and of no effect, except to the extent that such disposition is permitted by Section 12.3(a)(i); and
(iii) During the lifetime of the Holder, only the Holder may exercise any exercisable portion of an Award granted to such Holder under the Plan, unless it has been disposed of pursuant to a DRO. After the death of the Holder, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Program or Award Agreement, be exercised by the Holder’s personal representative or by any person empowered to do so under the deceased Holder’s will or under the then-applicable laws of descent and distribution.
(b) Notwithstanding Section 12.3(a), the Administrator, in its sole discretion, may determine to permit a Holder or a Permitted Transferee of such Holder to transfer an Award other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Non-Qualified Stock Option) to any one or more Permitted Transferees of such Holder, subject to the following terms and conditions: (i) an Award transferred to
Ann. W-14

a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than (A) to another Permitted Transferee of the applicable Holder or (B) by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Holder (other than the ability to further transfer the Award to any person other than another Permitted Transferee of the applicable Holder); and (iii) the Holder (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law, and (C) evidence the transfer. In addition, and further notwithstanding Section 12.3(a), hereof, the Administrator, in its sole discretion, may determine to permit a Holder to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Section 671 of the Code and other Applicable Law, the Holder is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.
(c) Notwithstanding Section 12.3(a), a Holder may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Holder and to receive any distribution with respect to any Award upon the Holder’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Program or Award Agreement applicable to the Holder and any additional restrictions deemed necessary or appropriate by the Administrator. If the Holder is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a designation of a person other than the Holder’s spouse or domestic partner, as applicable, as the Holder’s beneficiary with respect to more than fifty percent (50%) of the Holder’s interest in the Award shall not be effective without the prior written or electronic consent of the Holder’s spouse or domestic partner. If no beneficiary has been designated or survives the Holder, payment shall be made to the person entitled thereto pursuant to the Holder’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Holder at any time; provided that the change or revocation is delivered in writing to the Administrator prior to the Holder’s death.
12.4 Conditions to Issuance of Shares.
(a) The Administrator shall determine the methods by which Shares shall be delivered or deemed to be delivered to Holders. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing Shares pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel, that the issuance of such Shares is in compliance with Applicable Law and the Shares are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Administrator may require that a Holder make such reasonable covenants, agreements, and representations as the Administrator, in its sole discretion, deems advisable in order to comply with Applicable Law.
(b) All share certificates delivered pursuant to the Plan and all Shares issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with Applicable Law. The Administrator may place legends on any share certificate or book entry to reference restrictions applicable to the Shares (including, without limitation, restrictions applicable to Restricted Stock).
(c) The Administrator shall have the right to require any Holder to comply with any timing or other restrictions with respect to the settlement, distribution, or exercise of any Award, including a window-period limitation, as may be imposed in the sole discretion of the Administrator.
(d) No fractional Shares shall be issued and the Administrator, in its sole discretion, shall determine whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding down.
(e) The Company, in its sole discretion, may (i) retain physical possession of any stock certificate evidencing Shares until any restrictions thereon or Performance Criteria applicable thereto shall have lapsed or been achieved and/or (ii) require that the stock certificates evidencing such Shares be held in custody by a designated escrow agent (which may but need not be the Company) until the restrictions thereon shall have lapsed, and that the Holder deliver a stock power, endorsed in blank, relating to such Shares.
Ann. W-15

(f) Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by Applicable Law, the Company shall not deliver to any Holder certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).
12.5 Forfeiture and Claw-Back Provisions. All Awards (including any proceeds, gains, or other economic benefit actually or constructively received by a Holder upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award and any payments of a portion of an incentive-based bonus pool allocated to a Holder) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with the requirements of Applicable Law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, whether or not such claw-back policy was in place at the time of grant of an Award, to the extent set forth in such claw-back policy and/or in the applicable Award Agreement.
12.6 Repricing Permitted. The Administrator will, without the approval of the stockholders of the Company, have the authority to (a) amend any outstanding Option or Stock Appreciation Right or other purchase right to reduce its exercise price per Share, (b) cancel any Option or Stock Appreciation Right or other purchase right in exchange for cash or another Award, or (c) permit any repricing of such awards to be accomplished through repurchase or otherwise, in each case in addition to the adjustments or substitutions in accordance with Section 14.2.
12.7 Amendment of Awards. Subject to Applicable Law, the Administrator may amend, modify, or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or settlement, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Holder’s consent to such action shall be required unless (a) the Administrator determines that the action, taking into account any related action, would not materially and adversely affect the Holder or (b) the change is otherwise permitted under the Plan (including, without limitation, under Section 14.2 or 14.9).
12.8 Data Privacy. As a condition of receipt of any Award, each Holder explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this Section 12.8 by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering, and managing the Holder’s participation in the Plan. The Company and its Subsidiaries may hold certain personal information about a Holder, including but not limited to, the Holder’s name, home address and telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), any shares of stock held in the Company or any of its Subsidiaries, details of all Awards, in each case, for the purpose of implementing, managing, and administering the Plan and Awards (the “Data”). The Company and its Subsidiaries may transfer the Data amongst themselves as necessary for the purpose of implementation, administration, and management of a Holder’s participation in the Plan, and the Company and its Subsidiaries may each further transfer the Data to any third parties assisting the Company and its Subsidiaries in the implementation, administration, and management of the Plan. These recipients may be located in the Holder’s country, or elsewhere, and the Holder’s country may have different data privacy laws and protections than the recipients’ country. Through acceptance of an Award, each Holder authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of implementing, administering, and managing the Holder’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or any of its Subsidiaries or the Holder may elect to deposit any Shares. The Data related to a Holder will be held only as long as is necessary to implement, administer, and manage the Holder’s participation in the Plan. A Holder may, at any time, view the Data held by the Company with respect to such Holder, request additional information about the storage and processing of the Data with respect to such Holder, recommend any necessary corrections to the Data with respect to the Holder or refuse or withdraw the consents herein in writing, in any case without cost, by contacting their local human resources representative. The Company may cancel the Holder’s ability to participate in the Plan and, in the Administrator’s discretion, the Holder may forfeit any outstanding Awards if the Holder refuses or withdraws their consents as described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Holders may contact their local human resources representative.
Ann. W-16

ARTICLE 13.

ADMINISTRATION
13.1 Administrator. The Committee shall administer the Plan (except as otherwise permitted herein). To the extent necessary to comply with Rule 16b-3 of the Exchange Act, the Committee shall take all action with respect to such Awards, and the individuals taking such action shall consist solely of two or more Non-Employee Directors, each of whom is intended to qualify as a “non-employee director” as defined by Rule 16b-3 of the Exchange Act or any successor rule. Additionally, to the extent required by Applicable Law, each of the individuals constituting the Committee shall be an “independent director” under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. Notwithstanding the foregoing, any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 13.1 or the Organizational Documents. Except as may otherwise be provided in the Organizational Documents or as otherwise required by Applicable Law, (a) appointment of Committee members shall be effective upon acceptance of appointment, (b) Committee members may resign at any time by delivering written or electronic notice to the Board, and (c) vacancies in the Committee may only be filled by the Board. Notwithstanding the foregoing, (i) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Non-Employee Directors and, with respect to such Awards, the term “Administrator” as used in the Plan shall be deemed to refer to the Board and (ii) the Board or Committee may delegate its authority hereunder to the extent permitted by Section 13.6.
13.2 Duties and Powers of Administrator. It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with its provisions. The Administrator shall have the power to interpret the Plan, all Programs, and Award Agreements; to adopt such rules for the administration, interpretation, and application of the Plan and any Program as are not inconsistent with the Plan; and to interpret, amend, or revoke any such rules and to amend the Plan or any Program or Award Agreement; provided that the rights or obligations of the Holder of the Award that is the subject of any such Program or Award Agreement are not materially and adversely affected by such amendment, unless the consent of the Holder is obtained or such amendment is otherwise permitted under Section 12.7 or 14.9. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee in its capacity as the Administrator under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or any successor rule, or the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted, or traded are required to be determined in the sole discretion of the Committee.
13.3 Action by the Administrator. Unless otherwise established by the Board, set forth in any Organizational Documents, or as required by Applicable Law, a majority of the Administrator shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by all members of the Administrator in lieu of a meeting, shall be deemed the acts of the Administrator. Each member of the Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.
13.4 Authority of Administrator. Subject to the Organizational Documents, any specific designation in the Plan and Applicable Law, the Administrator has the exclusive power, authority, and sole discretion to:
(a) Designate Eligible Individuals to receive Awards;
(b) Determine the type or types of Awards to be granted to each Eligible Individual (including, without limitation, any Awards granted in tandem with another Award granted pursuant to the Plan, provided, however, that Incentive Stock Options may not be granted in tandem with Non-Qualified Stock Options);
(c) Determine the number of Awards to be granted and the number of Shares to which an Award will relate;
(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, purchase price, any Performance Criteria, any restrictions or
Ann. W-17

limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and claw-back and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines;
(e) Determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;
(f) Prescribe the form of each Award Agreement, which need not be identical for each Holder;
(g) Decide all other matters that must be determined in connection with an Award;
(h) Establish, adopt, or revise any Programs, rules, and regulations as it may deem necessary or advisable to administer the Plan;
(i) Interpret the terms of, and any matter arising pursuant to, the Plan, any Program, or any Award Agreement;
(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan; and
(k) Accelerate wholly or partially the vesting or lapse of restrictions of any Award or portion thereof at any time after the grant of an Award, subject to whatever terms and conditions it selects and Section 14.2.
13.5 Decisions Binding. The Administrator’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Program or any Award Agreement, and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all persons.
13.6 Delegation of Authority. The Board or Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this Article 13; provided, however, that in no event shall an officer of the Company be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act or (b) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder; provided, further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under any Organizational Documents and Applicable Law. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation or that are otherwise included in the applicable Organizational Documents, and the Board or Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 13.6 shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority.
ARTICLE 14.

MISCELLANEOUS PROVISIONS
14.1 Amendment, Suspension, or Termination of the Plan.
(a) Except as otherwise provided in Section 14.1(b), the Plan may be wholly or partially amended or otherwise modified, suspended, or terminated at any time or from time to time by the Board; provided that, except as provided in Section 12.7 and 14.9, no amendment, suspension, or termination of the Plan shall, without the consent of the Holder, materially and adversely affect any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides.
(b) Notwithstanding Section 14.1(a) and except as provided in Section 14.2, the Board may not without approval of the Company’s stockholders given within twelve (12) months before or after such action increase the Share Limit.
(c) No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and notwithstanding anything herein to the contrary, in no event may any Incentive Stock Option be
Ann. W-18

granted under the Plan after the tenth (10th) anniversary of the earlier of (i) the date on which the Plan was adopted by the Board or (ii) the date the Plan was approved by the Company’s stockholders. No Awards may be granted under the Plan after the ten-year anniversary of the Effective Date.
14.2 Changes in Common Stock or Assets of the Company, Acquisition, or Liquidation of the Company and Other Corporate Events.
(a) In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of the Company’s stock or the share price of the Company’s stock other than an Equity Restructuring, the Administrator may make equitable adjustments, if any, to reflect such change with respect to: (i) the aggregate number and kind of Shares that may be issued under the Plan (including, but not limited to, adjustments of the Share Limit, the number of shares that may be issued as Incentive Stock Options, any per individual share limit, and kind of Shares (or other securities or property) which may be issued under the Plan, and adjustments of the Director Limit); (ii) the number and kind of Shares (or other securities or property) subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); (iv) the grant or exercise price per share for any outstanding Awards under the Plan; and (v) the number and kind of Shares (or other securities or property) for which automatic grants are subsequently to be made to new and continuing Non-Employee Directors pursuant to Section 4.6.
(b) In the event of any transaction or event described in Section 14.2(a) or any unusual or nonrecurring transactions or events affecting the Company, any Subsidiary of the Company, or the financial statements of the Company or any Subsidiary, or of changes in Applicable Law or Applicable Accounting Standards, the Administrator, in its sole discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in Applicable Law or Applicable Accounting Standards:
(i) To provide for the termination of any such Award in exchange for an amount of cash and/or other property with a value equal to the amount that would have been attained upon the exercise of such Award or realization of the Holder’s rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 14.2 the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Holder’s rights, then such Award may be terminated by the Company without payment);
(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights, or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, in all cases, as determined by the Administrator;
(iii) To make adjustments in the number and type of Shares of the Company’s stock (or other securities or property) subject to outstanding Awards and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards and Awards which may be granted in the future;
(iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Program or Award Agreement;
(v) To replace such Award with other rights or property selected by the Administrator; and/or
(vi) To provide that the Award cannot vest, be exercised, or become payable after such event.
Ann. W-19

(c) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 14.2(a) and 14.2(b):
(i) The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, shall be equitably adjusted (and the adjustments provided under this Section 14.2(c)(i) shall be nondiscretionary and shall be final and binding on the affected Holder and the Company); and/or
(ii) The Administrator shall make such equitable adjustments, if any, as the Administrator, in its sole discretion, may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of Shares that may be issued under the Plan (including, but not limited to, adjustments of the Share Limit, the number of shares that may be issued as Incentive Stock Options, any per individual share limit, and kind of Shares (or securities or other property) which may be issued under the Plan).
(d) Notwithstanding any other provision of the Plan, in the event of a Change in Control, unless otherwise provided by the Administrator in an Award Agreement, each Award shall be treated as determined by the Administrator, including, but not limited to, the Administrator electing to (i) terminate an Award in exchange for cash, rights, or property, (ii) cause an Award to become fully exercisable and no longer subject to any forfeiture restrictions prior to the consummation of a Change in Control, pursuant to Section 14.2, or (iii) provide that such Award (other than any portion subject to performance-based vesting) shall continue in effect or be assumed or an equivalent Award substituted by the successor entity or a parent or subsidiary of the successor entity, with the portion of any such Award subject to performance-based vesting treated in accordance with the terms and conditions of the applicable Award Agreement and, in the absence of applicable terms and conditions, the Administrator’s discretion, provided, that in the event a Holder experiences a Termination of Service by the Company for other than Cause or by the Holder for Good Reason, in either case within two years following such Change in Control, then the vesting and, if applicable, exercisability of one hundred percent (100%) of the then-unvested Shares (or other securities or property) subject to the outstanding Awards held by such Holder shall accelerate upon the date of such Termination of Service. The treatment of each Award determined by the Administrator does not need to be the same for all Awards or Participants.
(e) In the event that the successor entity in a Change in Control refuses to assume or substitute for an Award (other than any portion subject to performance-based vesting), the Administrator shall cause such Award to become fully vested and, if applicable, exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on such Award to lapse and, to the extent unexercised upon the consummation of such transaction, to terminate in exchange for cash, rights, or other property pursuant to Section 14.2(d). The Administrator shall notify the Holder of any Award that becomes exercisable pursuant to the preceding sentence that such Award shall be fully exercisable for a period of fifteen (15) days from the date of such notice, contingent upon the occurrence of the Change in Control, and such Award shall terminate upon the consummation of the Change in Control in accordance with the preceding sentence.
(f) For the purposes of this Section 14.2, an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control was not solely common equity of the successor entity or its parent, the Administrator may, with the consent of the successor entity, provide for the consideration to be received upon the exercise of the Award, for each Share subject to an Award, to be solely common equity of the successor entity or its parent equal in fair market value to the per-share consideration received by holders of Common Stock in the Change in Control.
(g) The Administrator, in its sole discretion, may include such further provisions and limitations in any Award, agreement, or certificate, as it may deem equitable and in the best interests of the Company that are not inconsistent with the provisions of the Plan.
(h) Unless otherwise determined by the Administrator, no adjustment or action described in this Section 14.2 or in any other provision of the Plan shall be authorized to the extent it would (i) cause the Plan
Ann. W-20

to violate Section 422(b)(1) of the Code, (ii) result in short-swing profits liability under Section 16 of the Exchange Act or violate the exemptive conditions of Rule 16b-3 of the Exchange Act, or (iii) cause an Award to fail to be exempt from or comply with Section 409A.
(i) The existence of the Plan, any Program, any Award Agreement, and/or the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization, or other change in the Company’s capital structure or its business; any merger or consolidation of the Company; any issue of stock or of options, warrants, or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock; the dissolution or liquidation of the Company; any sale or transfer of all or any part of its assets or business; or any other corporate act or proceeding, whether of a similar character or otherwise.
(j) In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation, or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the Shares or the share price of the Common Stock including any Equity Restructuring, for reasons of administrative convenience, the Company, in its sole discretion, may refuse to permit the exercise of any Award during a period of up to thirty (30) days prior to the consummation of any such transaction.1
14.3 No Stockholders’ Rights. Except as otherwise provided herein or in an applicable Program or Award Agreement, a Holder shall have none of the rights of a stockholder with respect to Shares covered by any Award until the Holder becomes the record owner of such Shares.
14.4 Paperless Administration. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting, or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting, or exercise of Awards by a Holder may be permitted through the use of such an automated system.
14.5 Effect of Plan upon Other Compensation Plans. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary: (a) to establish any other forms of incentives or compensation for Employees, Directors, or Consultants of the Company or any Subsidiary or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including, without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation, or otherwise of the business, stock, or assets of any corporation, partnership, limited liability company, firm, or association.
14.6 Compliance with Laws. The Plan, the granting and vesting of Awards under the Plan, and the issuance and delivery of Shares and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all Applicable Law (including, but not limited to, state, federal, and foreign securities law and margin requirements), and to such approvals by any listing, regulatory, or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all Applicable Law. The Administrator, in its sole discretion, may take whatever actions it deems necessary or appropriate to effect compliance with Applicable Law, including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars. Notwithstanding anything to the contrary herein, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate Applicable Law. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to Applicable Law.
14.7 Titles and Headings; References to Sections of the Code or Exchange Act. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control. References to sections of the Code or the Exchange Act shall include any amendment or successor thereto.
[1]	Note to Company: This was removed since the shareholder approval will be sought prior to closing.
Ann. W-21

14.8 Governing Law. The Plan and any Programs and Award Agreements hereunder shall be administered, interpreted, and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof or of any other jurisdiction.
14.9 Section 409A. To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A, the Plan, the Program pursuant to which such Award is granted, and the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A. In that regard, to the extent any Award under the Plan or any other compensatory plan or arrangement of the Company or any of its Subsidiaries is subject to Section 409A, and such Award or other amount is payable on account of a Holder’s Termination of Service (or any similarly defined term), then (a) such Award or amount shall only be paid to the extent such Termination of Service qualifies as a “separation from service” as defined in Section 409A and (b) if such Award or amount is payable to a “specified employee” as defined in Section 409A, then to the extent required in order to avoid a prohibited distribution under Section 409A, such Award or other compensatory payment shall not be payable prior to the earlier of (i) the expiration of the six-month period measured from the date of the Holder’s Termination of Service or (ii) the date of the Holder’s death. To the extent applicable, the Plan, the Program, and any Award Agreements shall be interpreted in accordance with Section 409A. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A, the Administrator may (but is not obligated to), without a Holder’s consent, adopt such amendments to the Plan and the applicable Program and Award Agreement or adopt other policies and procedures (including amendments, policies, and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (A) exempt the Award from Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award or (B) comply with the requirements of Section 409A and thereby avoid the application of any penalty taxes under Section 409A. The Company makes no representations or warranties as to the tax treatment of any Award under Section 409A or otherwise. The Company shall have no obligation under this Section 14.9 or otherwise to take any action (whether or not described herein) to avoid the imposition of taxes, penalties, or interest under Section 409A with respect to any Award and shall have no liability to any Holder or any other person if any Award, compensation, or other benefits under the Plan are determined to constitute non-compliant, “nonqualified deferred compensation” subject to the imposition of taxes, penalties, and/or interest under Section 409A.
14.10 Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Holder pursuant to an Award, nothing contained in the Plan or any Program or Award Agreement shall give the Holder any rights that are greater than those of a general creditor of the Company or any Subsidiary.
14.11 Indemnification. To the extent permitted under Applicable Law and the Organizational Documents, each member of the Administrator shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which they may be a party or in which they may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by them in satisfaction of judgment in such action, suit, or proceeding against them; provided they give the Company an opportunity, at its own expense, to handle and defend the same before they undertake to handle and defend it on their own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Organizational Documents, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.
14.12 Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.
14.13 Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.
Ann. W-22

Annex X
2024 KEY EMPLOYEE EQUITY INCENTIVE PLAN
EFFECTIVE DATE: [•]
ARTICLE 1.

PURPOSE
This 2024 Key Employee Equity Incentive Plan (the “Plan”) was adopted by the Board of Directors of [•] (the “Company”) on [•] and approved by the Company’s stockholders on [•]. The purpose of the Plan is to promote the success and enhance the value of the Company by linking the individual interests of key employees of the Company to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of key employees of the Company upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.
ARTICLE 2.

DEFINITIONS AND CONSTRUCTION
Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.
2.1 “Administrator” shall mean the entity that conducts the general administration of the Plan as provided in Article 13. With reference to the duties of the Committee under the Plan which have been delegated to one or more persons pursuant to Section 13.6, or as to which the Board has assumed, the term “Administrator” shall refer to such person(s) unless the Committee or the Board has revoked such delegation or the Board has terminated the assumption of such duties.
2.2 “Applicable Accounting Standards” means Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards, or such other accounting principles or standards as may apply to the Company’s financial statements under United States federal securities laws from time to time.
2.3 “Applicable Law” means any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act, and any rules or regulations thereunder; (b) corporate, securities, tax, or other laws, statutes, rules, requirements, or regulations, whether federal, state, local, or foreign; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted, or traded.
2.4 “Award” means an Option, a Stock Appreciation Right, a Restricted Stock award, a Restricted Stock Unit award, a Performance Stock award, a Performance Stock Unit award, an Other Stock- or Cash-Based Award, or a Dividend Equivalent award, which may be awarded or granted under the Plan.
2.5 “Award Agreement” means any written notice, agreement, terms and conditions, contract, or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine consistent with the Plan.
2.6 “Board” means the Board of Directors of the Company.
2.7 “Cause” with respect to a Holder means “Cause” (or any term of similar effect) as defined in such Holder’s employment agreement with the Company if such an agreement exists and contains a definition of Cause (or term of similar effect), or, if no such agreement exists or such agreement does not contain a definition of Cause (or term of similar effect), then Cause shall include, but not be limited to: (i) the Holder’s willful failure to perform their duties and responsibilities to the Company or deliberate violation of a Company policy; (ii) the Holder’s commission of any act of fraud, embezzlement, dishonesty, or any other willful misconduct that has caused or could reasonably be expected to result in injury or harm to the Company; (iii) unauthorized use or disclosure by the Holder of any proprietary information or trade secrets of the Company or any other party to whom the Holder owes an obligation of nondisclosure as a result of their relationship with the Company; (iv) the Holder’s willful breach of any of their obligations under any written agreement or covenant with the Company; (v) the Holder’s commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company; or (vi) conduct by the Holder
Ann. X-1

that brings or is reasonably likely to bring the Company negative publicity or into public disgrace, embarrassment, or disrepute. The determination as to whether a Holder is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Holder. The foregoing definition does not in any way limit the Company’s ability to terminate a Holder’s employment or consulting relationship at any time as provided in the Plan, and the term “Company” will be interpreted to include any subsidiary, parent, or affiliate, as appropriate.
2.8 “Change in Control” means and includes each of the following, unless provided otherwise in a Holder’s applicable Award Agreement:
(a) A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) directly or indirectly acquires beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition by the Company or any of its Subsidiaries; (ii) any acquisition by an employee benefit plan maintained by the Company or any of its Subsidiaries, (iii) any acquisition described in Sections 2.8(c)(i), 2.8(c)(ii), and 2.8(c)(iii); or (iv) in respect of an Award held by a particular Holder, any acquisition by the Holder or any group of persons including the Holder (or any entity controlled by the Holder or any group of persons including the Holder); or
(b) The Incumbent Directors cease for any reason to constitute a majority of the Board; or
(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions, or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:
(i) which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and
(ii) after which no person or group beneficially owns voting securities representing fifty percent (50%) or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.8(c)(ii) as beneficially owning fifty percent (50%) or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; and
(iii) after which at least a majority of the members of the board of directors (or the analogous governing body) of the Successor Entity were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such transaction; or
(d) The date which is ten (10) business days prior to the completion of a liquidation or dissolution of the Company.
Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b), (c), or (d) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).
The Administrator shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence
Ann. X-2

of such Change in Control, and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.
2.9 “Code” means the Internal Revenue Code of 1986, as amended from time to time, together with the regulations and official guidance promulgated thereunder, whether issued prior or subsequent to the grant of any Award.
2.10 “Committee” means the Compensation Committee of the Board, or another committee or subcommittee of the Board or the Compensation Committee of the Board described in Article 13 hereof.
2.11 “Common Stock” means the common stock of the Company, par value $0.0001 per share.
2.12 “Company” has the meaning set forth in Article 1.
2.13 “Consultant” means any consultant or adviser engaged to provide services to the Company or any Subsidiary who qualifies as a consultant or advisor under the applicable rules of the Securities and Exchange Commission for registration of shares on a Form S-8 Registration Statement.
2.14 “Data” has the meaning set forth in Section 12.8.
2.15 “Director” means a member of the Board, as constituted from time to time.
2.16 “Dividend Equivalent” means a right to receive the equivalent value (in cash or Shares) of dividends paid on Shares, awarded under Section 11.2.
2.17 “DRO” means a “domestic relations order” as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.
2.18 “Effective Date” means the date of the closing of the transactions contemplated by the Business Combination Agreement, dated as of February 13, 2024, by and among the Company, ARYA Sciences Acquisition Corp IV, Aja Holdco, Inc., Aja Merger Sub 1, Adagio Medical, Inc., and Aja Merger Sub 2, Inc., provided this Plan is approved by the Company’s stockholders prior to such date.
2.19 “Eligible Individual” means Olav Bergheim, John Dahldorf, Alex Babkin, Hakon Bergheim, Tim Glynn, Ilya Grigorov, Nabil Jubran, Doug Kurschinski, and James L. Cox, who are each an Employee, a Consultant, or a Non-Employee Director.
2.20 “Employee” means any officer or other employee (as determined in accordance with Section 3401(c) of the Code and the Treasury Regulations thereunder) of the Company or of any Subsidiary.
2.21 “Equity Restructuring” means a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering, or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the share price of Common Stock (or other securities) and causes a change in the per share value of the Common Stock underlying outstanding Awards.
2.22 “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.
2.23 “Fair Market Value” means, as of any given date, the value of a Share determined as follows:
(a) If the Common Stock is (i) listed on any established securities exchange (such as the New York Stock Exchange, the NASDAQ Capital Market, the NASDAQ Global Market, or the NASDAQ Global Select Market), (ii) listed on any national market system, or (iii) quoted or traded on any automated quotation system, its Fair Market Value shall be the closing sales price for a Share as quoted on such exchange or system for such date or, if there is no closing sales price for a Share on the date in question, the closing sales price for a Share on the last preceding date for which such quotation exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;
(b) If the Common Stock is not listed on an established securities exchange, national market system, or automated quotation system, but the Common Stock is regularly quoted by a recognized securities dealer, its Fair
Ann. X-3

Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a Share on such date, the high bid and low asked prices for a Share on the last preceding date for which such information exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or
(c) If the Common Stock is neither listed on an established securities exchange, national market system, or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in good faith and in a manner that complies with Section 409A.
2.24 “Good Reason” with respect to a Holder, means “Good Reason” (or any term of similar effect) as defined in such Holder’s applicable Award Agreement or written employment or other agreement between a Holder and the Company or, if no such agreement exists or such agreement does not contain a definition of “Good Reason” (or term of similar effect), then “Good Reason” means, without the Holder’s prior written consent, (I) a material reduction of the Holder’s base salary; provided, however, that a material reduction in the Holder’s base salary pursuant to a salary reduction program affecting all or substantially all of the employees of the Company and that does not adversely affect the Holder to a greater extent than other similarly situated employees shall not constitute Good Reason; or (II) the Holder being required to relocate the Holder’s primary work location to a facility or location that would increase the Holder’s one way commute distance by more than fifty (50) miles from the Holder’s primary work location as of immediately prior to such change. Notwithstanding the foregoing, a Holder’s Termination of Service shall not constitute a termination for “Good Reason” as a result of any event described in the preceding sentence unless (A) the Holder provides written notice outlining such conditions, acts, or omissions to the Company within thirty (30) days after the first occurrence of such event, (B) to the extent correctable, the Company fails to remedy such circumstance or event within sixty (60) days following the Company’s receipt of such written notice, and (C) the effective date of the Holder’s resignation for “Good Reason” is not later than thirty (30) days after the expiration of the Company’s cure period.
2.25 “Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any subsidiary corporation (as defined in Section 424(f) of the Code) or parent corporation thereof (as defined in Section 424(e) of the Code).
2.26 “Holder” means a person who has been granted an Award.
2.27 “Incentive Stock Option” means an Option that is intended to qualify as an incentive stock option and conforms to the applicable provisions of Section 422 of the Code.
2.28 “Incumbent Directors” means for any period of 12 consecutive months, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.8(a) or 2.8(c)) whose election or nomination for election to the Board was approved by a vote of at least a majority (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) of the Directors then still in office who either were Directors at the beginning of the 12-month period or whose election or nomination for election was previously so approved. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.
2.29 “Non-Employee Director” means a Director of the Company who is not an Employee.
2.30 “Non-Qualified Stock Option” means an Option that is not an Incentive Stock Option or which is designated as an Incentive Stock Option but does not meet the applicable requirements of Section 422 of the Code.
2.31 “Option” means a right to purchase Shares at a specified exercise price granted under Article 5. An Option shall be either a Non-Qualified Stock Option or an Incentive Stock Option; provided, however, that Options granted to Non-Employee Directors and Consultants shall only be Non-Qualified Stock Options.
2.32 “Option Term” has the meaning set forth in Section 5.4.
Ann. X-4

2.33 “Organizational Documents” means, collectively, (a) the Company’s articles of incorporation, certificate of incorporation, bylaws, or other similar organizational documents relating to the creation and governance of the Company and (b) the Committee’s charter or other similar organizational documentation relating to the creation and governance of the Committee.
2.34 “Other Stock- or Cash-Based Award” means a cash payment, cash bonus award, stock payment, stock bonus award, performance award, or incentive award that is paid in cash, Shares, or a combination of both, awarded under Section 11.1.
2.35 “Performance Criteria” means the criteria (and adjustments) that the Administrator selects for an Award for purposes of establishing the Performance Goal or Performance Goals for a Performance Period, which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices, and which may be subject to such adjustments as determined by the Administrator.
2.36 “Performance Goals” means, for a Performance Period, one or more goals established in writing by the Administrator for the Performance Period based upon one or more Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a Subsidiary, division, business unit, or an individual.
2.37 “Performance Period” means one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Holder’s right to, vesting of, and/or the payment in respect of an Award.
2.38 “Permitted Transferee” means, with respect to a Holder, any “family member” of the Holder, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or any other transferee specifically approved by the Administrator after taking into account Applicable Law.
2.39 “Plan” has the meaning set forth in Article 1.
2.40 “Program” means any program adopted by the Administrator pursuant to the Plan containing the terms and conditions intended to govern a specified type of Award granted under the Plan and pursuant to which such type of Award may be granted under the Plan.
2.41 “Performance Stock” means Common Stock awarded under Article 7 that is subject to certain performance-based restrictions and may be subject to risk of forfeiture or repurchase.
2.42 “Performance Stock Units” means the right to receive Shares awarded under Article 8.
2.43 “Restricted Stock” means Common Stock awarded under Article 9 that is subject to certain restrictions and may be subject to risk of forfeiture or repurchase.
2.44 “Restricted Stock Units” means the right to receive Shares awarded under Article 10.
2.45 “Section 409A” means Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the Effective Date.
2.46 “Securities Act” means the Securities Act of 1933, as amended.
2.47 “Share Limit” has the meaning set forth in Section 3.1(a).
2.48 “Shares” means shares of Common Stock.
2.49 “Stock Appreciation Right” means an Award entitling the Holder (or other person entitled to exercise pursuant to the Plan) to exercise all or a specified portion thereof (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of such Award from the Fair Market Value on the date of exercise of such Award by the number of Shares with respect to which such Award shall have been exercised, subject to any limitations the Administrator may impose.
2.50 “SAR Term” has the meaning set forth in Section 5.4.
Ann. X-5

2.51 “Subsidiary” means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.
2.52 “Substitute Award” means an Award granted under the Plan in connection with a corporate transaction, such as a merger, combination, consolidation, or acquisition of property or stock, in any case, upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity; provided, however, that in no event shall the term “Substitute Award” be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.
2.53 “Termination of Service” means:
(a) As to a Consultant, the time when the engagement of a Holder as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including, without limitation, by resignation, discharge, death, or retirement, but excluding terminations where the Consultant simultaneously commences or remains in employment or service with the Company or any Subsidiary.
(b) As to a Non-Employee Director, the time when a Holder who is a Non-Employee Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be elected, death, or retirement, but excluding terminations where the Holder simultaneously commences or remains in employment or service with the Company or any Subsidiary.
(c) As to an Employee, the time when the employee-employer relationship between a Holder and the Company or any Subsidiary is terminated for any reason, including, without limitation, a termination by resignation, discharge, death, disability, or retirement; but excluding terminations where the Holder simultaneously commences or remains in employment or service with the Company or any Subsidiary.
The Administrator, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination of Service, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for Cause, and all questions of whether particular leaves of absence constitute a Termination of Service; provided, however, that, with respect to Incentive Stock Options, unless the Administrator otherwise provides in the terms of any Program, Award Agreement, or otherwise, or as otherwise required by Applicable Law, a leave of absence, change in status from an employee to an independent contractor, or other change in the employee-employer relationship shall constitute a Termination of Service only if, and to the extent that, such leave of absence, change in status, or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then-applicable regulations and revenue rulings under said Section. For purposes of the Plan, a Holder’s employee-employer relationship or consultancy relationship shall be deemed to be terminated in the event that the Subsidiary employing or contracting with such Holder ceases to remain a Subsidiary following any merger, sale of stock, or other corporate transaction or event (including, without limitation, a spin-off).
ARTICLE 3.

SHARES SUBJECT TO THE PLAN
3.1 Number of Shares.
(a) Subject to Sections 14.1, 14.2, and 3.1(b), the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan shall be equal to [•] Shares (the “Share Limit”). Notwithstanding the foregoing, and subject to Sections 14.1, 14.2, and 3.1(b), the aggregate maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options is [•] Shares. Notwithstanding the foregoing, to the extent permitted under Applicable Law, Awards that provide for the delivery of Shares subsequent to the applicable grant date may be granted in excess of the Share Limit if such Awards provide for the forfeiture or cash settlement of such Awards to the extent that insufficient Shares remain under the Share Limit in this Section 3.1(a) at the time that Shares would otherwise be issued in respect of such Award.
(b) If any Shares subject to an Award are forfeited or expire or such Award is settled for cash (in whole or in part),the Shares subject to such Award shall, to the extent of such forfeiture, expiration, or cash settlement, again be available for future grants of Awards under the Plan. In addition, until the termination of the Plan, the following Shares shall be available for future grants of Awards under the Plan: (i) Shares tendered by a Holder or withheld by the Company in payment of the exercise price of an Option; (ii) Shares tendered by the Holder
Ann. X-6

or withheld by the Company to satisfy any tax withholding obligation with respect to an Award; and (iii) Shares subject to Stock Appreciation Rights that are not issued in connection with the stock settlement of the Stock Appreciation Rights on exercise thereof. Notwithstanding anything to the contrary contained herein, Shares purchased on the open market with the cash proceeds from the exercise of Options shall not be available for future grants of Awards. Until the termination of the Plan, any Shares repurchased by the Company under Section 7.4 or 9.4 hereof at the same price paid by the Holder or a lower price so that such Shares are returned to the Company will again be available for Awards. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the Shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted, or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.
(c) Substitute Awards shall not reduce the Shares authorized for grant under the Plan, except as may be required by reason of Section 422 of the Code. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using such available Shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Subsidiaries immediately prior to such acquisition or combination.
ARTICLE 4.

GRANTING OF AWARDS
4.1 Participation. The Administrator may, from time to time, select from among all Eligible Individuals those to whom an Award shall be granted and shall determine the nature and amount of each Award, which shall not be inconsistent with the requirements of the Plan. No Eligible Individual or other person shall have any right to be granted an Award pursuant to the Plan and neither the Company nor the Administrator is obligated to treat Eligible Individuals, Holders, or any other persons uniformly. Participation by each Holder in the Plan shall be voluntary and nothing in the Plan or any Program shall be construed as mandating that any Eligible Individual or other person shall participate in the Plan.
4.2 Award Agreement. Each Award shall be evidenced by an Award Agreement that sets forth the terms, conditions, and limitations for such Award as determined by the Administrator in its sole discretion (consistent with the requirements of the Plan and any applicable Program). Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.
4.3 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.
4.4 At-Will Service. Nothing in the Plan or in any Program or Award Agreement hereunder shall confer upon any Holder any right to continue in the employ of, or as a Director or Consultant for, the Company or any Subsidiary, or shall interfere with or restrict in any way the rights of the Company and any Subsidiary, which rights are hereby expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, and with or without notice, or to terminate or change all other terms and conditions of employment or engagement, except to the extent expressly provided otherwise in a written agreement between the Holder and the Company or any Subsidiary.
Ann. X-7

4.5 Foreign Holders. Notwithstanding any provision of the Plan or applicable Program to the contrary, in order to comply with the laws in countries other than the United States in which the Company and its Subsidiaries operate or have Employees, Non-Employee Directors, or Consultants, or in order to comply with the requirements of any foreign securities exchange or other Applicable Law, the Administrator, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries shall be covered by the Plan; (b) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (c) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with Applicable Law (including, without limitation, applicable foreign laws or listing requirements of any foreign securities exchange); (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable; provided, however, that no such subplans and/or modifications shall increase the Share Limit; and (e) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any foreign securities exchange.
ARTICLE 5.

GRANTING OF OPTIONS AND STOCK APPRECIATION RIGHTS
5.1 Granting of Options and Stock Appreciation Rights to Eligible Individuals. The Administrator is authorized to grant Options and Stock Appreciation Rights to Eligible Individuals from time to time, in its sole discretion, on such terms and conditions as it may determine, which shall not be inconsistent with the Plan.
5.2 Qualification of Incentive Stock Options. The Administrator may grant Options intended to qualify as Incentive Stock Options only to employees of the Company, any of the Company’s present or future “parent corporations” or “subsidiary corporations” as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. No person who qualifies as a Greater Than 10% Stockholder may be granted an Incentive Stock Option unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code. To the extent that the aggregate fair market value of stock with respect to which “incentive stock options” (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Holder during any calendar year under the Plan, and all other plans of the Company and any parent corporation or subsidiary corporation thereof (as defined in Section 424(e) and 424(f) of the Code, respectively), exceeds $100,000, the Options shall be treated as Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the immediately preceding sentence shall be applied by taking Options and other “incentive stock options” into account in the order in which they were granted and the fair market value of stock shall be determined as of the time the respective options were granted. Any interpretations and rules under the Plan with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. Neither the Company nor the Administrator shall have any liability to a Holder, or any other person, (a) if an Option (or any part thereof) which is intended to qualify as an Incentive Stock Option fails to qualify as an Incentive Stock Option or (b) for any action or omission by the Company or the Administrator that causes an Option not to qualify as an Incentive Stock Option, including without limitation, the conversion of an Incentive Stock Option to a Non-Qualified Stock Option or the grant of an Option intended as an Incentive Stock Option that fails to satisfy the requirements under the Code applicable to an Incentive Stock Option.
5.3 Option and Stock Appreciation Right Exercise Price. The exercise price per Share subject to each Option and Stock Appreciation Right shall be set by the Administrator, but shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date the Option or Stock Appreciation Right, as applicable, is granted (or, as to Incentive Stock Options, on the date the Option is modified, extended, or renewed for purposes of Section 424(h) of the Code). In addition, in the case of Incentive Stock Options granted to a Greater Than 10% Stockholder, such price shall not be less than 110% of the Fair Market Value of a Share on the date the Option is granted (or the date the Option is modified, extended, or renewed for purposes of Section 424(h) of the Code). Notwithstanding the foregoing, in the case of an Option or Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Section 424 and 409A of the Code.
5.4 Option and SAR Terms. The term of each Option (the “Option Term”) and the term of each Stock Appreciation Right (the “SAR Term”) shall be set by the Administrator in its sole discretion; provided, however, that the Option Term or SAR Term, as applicable, shall not be more than (a) ten (10) years from the date the Option or
Ann. X-8

Stock Appreciation Right, as applicable, is granted to an Eligible Individual (other than a Greater Than 10% Stockholder), or (b) five (5) years from the date an Incentive Stock Option is granted to a Greater Than 10% Stockholder. Except as limited by the requirements of Section 409A or Section 422 of the Code and regulations and rulings thereunder or the first sentence of this Section 5.4 and without limiting the Company’s rights under Section 12.7, the Administrator may extend the Option Term of any outstanding Option or the SAR Term of any outstanding Stock Appreciation Right, and may extend the time period during which vested Options or Stock Appreciation Rights may be exercised, in connection with any Termination of Service of the Holder or otherwise, and may amend, subject to Section 12.7 and 14.1, any other term or condition of such Option or Stock Appreciation Right relating to such Termination of Service of the Holder or otherwise.
5.5 Option and SAR Vesting. The period during which the right to exercise, in whole or in part, an Option or Stock Appreciation Right vests in the Holder shall be set by the Administrator and set forth in the applicable Award Agreement. Unless otherwise determined by the Administrator in the Award Agreement, the applicable Program, or by action of the Administrator following the grant of the Option or Stock Appreciation Right, (a) no portion of an Option or Stock Appreciation Right which is unexercisable at a Holder’s Termination of Service shall thereafter become exercisable and (b) the portion of an Option or Stock Appreciation Right that is unexercisable at a Holder’s Termination of Service shall automatically expire on the date of such Termination of Service.
5.6 Substitution of Stock Appreciation Rights. The Administrator may provide in the applicable Program or Award Agreement evidencing the grant of an Option that the Administrator, in its sole discretion, shall have the right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option; provided that such Stock Appreciation Right shall be exercisable with respect to the same number of Shares for which such substituted Option would have been exercisable, and shall also have the same exercise price, vesting schedule, and remaining term as the substituted Option.
ARTICLE 6.

EXERCISE OF OPTIONS AND STOCK APPRECIATION RIGHTS
6.1 Exercise and Payment. An exercisable Option or Stock Appreciation Right may be exercised in whole or in part. However, an Option or Stock Appreciation Right shall not be exercisable with respect to fractional Shares and the Administrator may require that, by the terms of the Option or Stock Appreciation Right, a partial exercise must be with respect to a minimum number of Shares. Payment of the amounts payable with respect to Stock Appreciation Rights pursuant to this Article 6 shall be in cash, Shares (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised), or a combination of both, as determined by the Administrator.
6.2 Manner of Exercise. Except as set forth in Section 6.3, all or a portion of an exercisable Option or Stock Appreciation Right shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, the stock plan administrator of the Company, or such other person or entity designated by the Administrator, or their or its office, as applicable:
(a) A written or electronic notice complying with the applicable rules established by the Administrator stating that the Option or Stock Appreciation Right, or a portion thereof, is exercised. The notice shall be signed or otherwise acknowledged electronically by the Holder or other person then entitled to exercise the Option or Stock Appreciation Right or such portion thereof;
(b) Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with Applicable Law.
(c) In the event that the Option shall be exercised pursuant to Section 12.3 by any person or persons other than the Holder, appropriate proof of the right of such person or persons to exercise the Option or Stock Appreciation Right, as determined in the sole discretion of the Administrator; and
(d) Full payment of the exercise price and applicable withholding taxes for the Shares with respect to which the Option or Stock Appreciation Right, or portion thereof, is exercised, in a manner permitted by the Administrator in accordance with Sections 12.1 and 12.2.
6.3 Notification Regarding Disposition. The Holder shall give the Company prompt written or electronic notice of any disposition of Shares acquired by exercise of an Incentive Stock Option which occurs within (a) two years from the date of grant (including the date the Option is modified, extended, or renewed for purposes of Section 424(h) of the Code) of such Option to such Holder or (b) one year after the date of transfer of such Shares
Ann. X-9

to such Holder. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness, or other consideration, by the Holder in such disposition or other transfer.
ARTICLE 7.

AWARD OF PERFORMANCE STOCK
7.1 Award of Performance Stock. The Administrator is authorized to grant Performance Stock to Eligible Individuals, and shall determine the terms and conditions, including the performance conditions and restrictions applicable to each award of Performance Stock, which terms and conditions shall not be inconsistent with the Plan or any applicable Program, and may impose such conditions on the issuance of such Performance Stock as it deems appropriate. The Administrator shall establish the purchase price, if any, and form of payment for Performance Stock; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Performance Stock to the extent required by Applicable Law.
7.2 Rights as Stockholders. Subject to Section 7.4, upon issuance of Performance Stock, the Holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said Shares, subject to the restrictions in the Plan, any applicable Program, and/or the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which the Holder to whom such Performance Stock are granted becomes the record holder of such Performance Stock; provided, however, that, in the sole discretion of the Administrator, any extraordinary distributions with respect to the Shares may be subject to the restrictions set forth in Section 7.3. In addition, dividends which are paid prior to vesting shall only be paid out to the Holder to the extent that the performance-based vesting conditions are subsequently satisfied and the share of Performance Stock vests.
7.3 Restrictions. All shares of Performance Stock (including any shares received by Holders thereof with respect to shares of Performance Stock as a result of stock dividends, stock splits, or any other form of recapitalization) shall be subject to such restrictions and vesting requirements as the Administrator shall provide in the applicable Program or Award Agreement. By action taken after the Performance Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Performance Stock by removing any or all of the restrictions imposed by the terms of the applicable Program or Award Agreement.
7.4 Repurchase or Forfeiture of Performance Stock. Except as otherwise determined by the Administrator, if no price was paid by the Holder for the Performance Stock, upon a Termination of Service during the applicable restriction period, the Holder’s rights in unvested Performance Stock then subject to restrictions shall lapse, and such Performance Stock shall be surrendered to the Company and cancelled without consideration on the date of such Termination of Service. If a price was paid by the Holder for the Performance Stock, upon a Termination of Service during the applicable restriction period, the Company shall have the right to repurchase from the Holder the unvested Performance Stock then subject to restrictions at a cash price per share equal to the price paid by the Holder for such Performance Stock or such other amount as may be specified in the applicable Program or Award Agreement. Notwithstanding the foregoing, the Administrator, in its sole discretion, may provide that upon certain events, including, without limitation, a Change in Control; the Holder’s death, retirement, or disability; or any other specified Termination of Service or any other event, the Holder’s rights in unvested Performance Stock then subject to restrictions shall not lapse, such Performance Stock shall vest and cease to be forfeitable and, if applicable, the Company shall cease to have a right of repurchase.
7.5 Section 83(b) Election. If a Holder makes an election under Section 83(b) of the Code to be taxed with respect to the Performance Stock as of the date of transfer of the Performance Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof with the Internal Revenue Service.
Ann. X-10

ARTICLE 8.

AWARD OF PERFORMANCE STOCK UNITS
8.1 Grant of Performance Stock Units. The Administrator is authorized to grant Awards of Performance Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator.
8.2 Vesting of Performance Stock Units. At the time of grant, the Administrator shall specify the date or dates on which the Performance Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the Holder’s duration of service to the Company or any Subsidiary, one or more Performance Criteria, Company performance, individual performance, or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Administrator.
8.3 Settlement and Payment. At the time of grant, the Administrator shall specify the settlement date applicable to each grant of Performance Stock Units, which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Holder (if permitted by the applicable Award Agreement); provided that, except as otherwise determined by the Administrator, and subject to compliance with Section 409A, in no event shall the settlement date relating to each Performance Stock Unit occur following the later of (a) the 15th day of the third month following the end of calendar year in which the applicable portion of the Performance Stock Unit vests or (b) the 15th day of the third month following the end of the Company’s fiscal year in which the applicable portion of the Performance Stock Unit vests. On the settlement date, the Company shall, in accordance with the applicable Award Agreement and subject to Section 12.4(f), transfer to the Holder one unrestricted, fully transferable Share for each Performance Stock Unit scheduled to be paid out on such date and not previously forfeited, or in the sole discretion of the Administrator, an amount in cash equal to the Fair Market Value of such Shares on the settlement date or a combination of cash and Common Stock as determined by the Administrator.
8.4 Settlement upon Termination of Service. An Award of Performance Stock Units shall only vest and be settled while the Holder is an Employee, a Consultant, or a Director, as applicable; provided, however, that the Administrator, in its sole discretion, may provide (in an Award Agreement or otherwise) that a Performance Stock Unit award may vest and be settled subsequent to a Termination of Service in certain events, including a Change in Control; the Holder’s death, retirement, or disability; or any other specified Termination of Service.
ARTICLE 9.

AWARD OF RESTRICTED STOCK
9.1 Award of Restricted Stock. The Administrator is authorized to grant Restricted Stock to Eligible Individuals, and shall determine the terms and conditions, including the restrictions applicable to each award of Restricted Stock, which terms and conditions shall not be inconsistent with the Plan or any applicable Program, and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate. The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Restricted Stock to the extent required by Applicable Law.
9.2 Rights as Stockholders. Subject to Section 9.4, upon issuance of Restricted Stock, the Holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said Shares, subject to the restrictions in the Plan, any applicable Program, and/or the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which the Holder to whom such Restricted Stock are granted becomes the record holder of such Restricted Stock; provided, however, that, in the sole discretion of the Administrator, any extraordinary distributions with respect to the Shares may be subject to the restrictions set forth in Section 9.3. In addition, dividends which are paid prior to vesting shall only be paid out to the Holder to the extent that the vesting conditions are subsequently satisfied and the share of Restricted Stock vests.
9.3 Restrictions. All shares of Restricted Stock (including any shares received by Holders thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits, or any other form of recapitalization) shall be subject to such restrictions and vesting requirements as the Administrator shall provide in the applicable Program
Ann. X-11

or Award Agreement. By action taken after the Restricted Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Restricted Stock by removing any or all of the restrictions imposed by the terms of the applicable Program or Award Agreement.
9.4 Repurchase or Forfeiture of Restricted Stock. Except as otherwise determined by the Administrator, if no price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Holder’s rights in unvested Restricted Stock then subject to restrictions shall lapse, and such Restricted Stock shall be surrendered to the Company and cancelled without consideration on the date of such Termination of Service. If a price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Company shall have the right to repurchase from the Holder the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Holder for such Restricted Stock or such other amount as may be specified in the applicable Program or Award Agreement. Notwithstanding the foregoing, the Administrator, in its sole discretion, may provide that upon certain events, including, without limitation, a Change in Control; the Holder’s death, retirement, or disability; or any other specified Termination of Service or any other event, the Holder’s rights in unvested Restricted Stock then subject to restrictions shall not lapse, such Restricted Stock shall vest and cease to be forfeitable and, if applicable, the Company shall cease to have a right of repurchase.
9.5 Section 83(b) Election. If a Holder makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof with the Internal Revenue Service.
ARTICLE 10.

AWARD OF RESTRICTED STOCK UNITS
10.1 Grant of Restricted Stock Units. The Administrator is authorized to grant Awards of Restricted Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator.
10.2 Vesting of Restricted Stock Units. At the time of grant, the Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the Holder’s duration of service to the Company or any Subsidiary, one or more Performance Criteria, Company performance, individual performance, or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Administrator.
10.3 Settlement and Payment. At the time of grant, the Administrator shall specify the settlement date applicable to each grant of Restricted Stock Units, which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Holder (if permitted by the applicable Award Agreement); provided that, except as otherwise determined by the Administrator, and subject to compliance with Section 409A, in no event shall the settlement date relating to each Restricted Stock Unit occur following the later of (a) the 15th day of the third month following the end of calendar year in which the applicable portion of the Restricted Stock Unit vests or (b) the 15th day of the third month following the end of the Company’s fiscal year in which the applicable portion of the Restricted Stock Unit vests. On the settlement date, the Company shall, in accordance with the applicable Award Agreement and subject to Section 12.4(f), transfer to the Holder one unrestricted, fully transferable Share for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited, or in the sole discretion of the Administrator, an amount in cash equal to the Fair Market Value of such Shares on the settlement date, or a combination of cash and Common Stock as determined by the Administrator.
10.4 Settlement upon Termination of Service. An Award of Restricted Stock Units shall only vest and be settled while the Holder is an Employee, a Consultant, or Director, as applicable; provided, however, that the Administrator, in its sole discretion, may provide (in an Award Agreement or otherwise) that a Restricted Stock Unit award may vest and be settled subsequent to a Termination of Service in certain events, including a Change in Control; the Holder’s death, retirement, or disability; or any other specified Termination of Service.
Ann. X-12

ARTICLE 11.

AWARD OF OTHER STOCK- OR CASH-BASED AWARDS AND DIVIDEND EQUIVALENTS
11.1 Other Stock- or Cash-Based Awards. The Administrator is authorized to grant Other Stock- or Cash-Based Awards, including awards entitling a Holder to receive Shares or cash to be delivered immediately or in the future, to any Eligible Individual. Subject to the provisions of the Plan and any applicable Program, the Administrator shall determine the terms and conditions of each Other Stock- or Cash-Based Award, including the term of the Award, any exercise or purchase price, Performance Goals (including the Performance Criteria), transfer restrictions, vesting conditions, and other terms and conditions applicable thereto, which shall be set forth in the applicable Award Agreement. Other Stock- or Cash-Based Awards may be paid in cash, Shares, or a combination of cash and Shares, as determined by the Administrator, and may be available as a form of payment in the settlement of other Awards granted under the Plan, as stand-alone payments; as a part of a bonus, deferred bonus, deferred compensation, or other arrangement; and/or as payment in lieu of compensation to which an Eligible Individual is otherwise entitled.
11.2 Dividend Equivalents. Dividend Equivalents may be granted by the Administrator, either alone or in tandem with another Award, based on dividends declared on the Common Stock, to be credited as of dividend payment dates during the period between the date the Dividend Equivalents are granted to a Holder and the date such Dividend Equivalents terminate or expire, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such restrictions and limitations as may be determined by the Administrator. Dividend Equivalents with respect to an Award shall only be paid out to the Holder to the extent that the vesting conditions are subsequently satisfied and the Award vests. Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options, Stock Appreciation Rights, or other purchase rights.
ARTICLE 12.

ADDITIONAL TERMS OF AWARDS
12.1 Payment. The Administrator shall determine the method or methods by which payments by any Holder with respect to any Awards granted under the Plan shall be made, including, without limitation: (a) cash or check, (b) Shares (including, in the case of payment of the exercise price of an Award, Shares issuable pursuant to the exercise of the Award) or Shares held for such minimum period of time as may be established by the Administrator, in each case, having a Fair Market Value on the date of delivery equal to the aggregate payments required, (c) delivery of a written or electronic notice that the Holder has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (d) other form of legal consideration acceptable to the Administrator in its sole discretion, or (e) any combination of the above permitted forms of payment. Notwithstanding any other provision of the Plan to the contrary, no Holder who is a Director or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.
12.2 Tax Withholding. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Holder to remit to the Company, an amount sufficient to satisfy federal, state, local, and foreign taxes (including the Holder’s FICA, employment tax, or other social security contribution obligation) required by law to be withheld with respect to any taxable event concerning a Holder arising as a result of the Plan or any Award. The Administrator may, in its sole discretion and in satisfaction of the foregoing requirement, allow a Holder to satisfy such obligations by any payment means described in Section 12.1 hereof, including without limitation, by allowing such Holder to have the Company or any Subsidiary withhold Shares otherwise issuable under an Award (or allow the surrender of Shares). The number of Shares which may be so withheld or surrendered shall be limited to the number of Shares which have a fair market value on the date of withholding or repurchase no greater than the aggregate amount of such liabilities based on the maximum statutory withholding rates for federal, state, local, and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income (or such other number as would not result in adverse financial accounting consequences for the Company or any of its Subsidiaries).
Ann. X-13

The Administrator shall determine the fair market value of the Shares, consistent with applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of Shares to pay the Option or Stock Appreciation Right exercise price or any tax withholding obligation.
12.3 Transferability of Awards.
(a) Except as otherwise provided in Sections 12.3(b) and 12.3(c):
(i) No Award under the Plan may be sold, pledged, assigned, or transferred in any manner other than (A) by will or the laws of descent and distribution or (B) subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed;
(ii) No Award or interest or right therein shall be liable for or otherwise subject to the debts, contracts, or engagements of the Holder or the Holder’s successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment, or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment, or any other legal or equitable proceedings (including bankruptcy) unless and until such Award has been exercised, or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed, and any attempted disposition of an Award prior to satisfaction of these conditions shall be null and void and of no effect, except to the extent that such disposition is permitted by Section 12.3(a)(i); and
(iii) During the lifetime of the Holder, only the Holder may exercise any exercisable portion of an Award granted to such Holder under the Plan, unless it has been disposed of pursuant to a DRO. After the death of the Holder, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Program or Award Agreement, be exercised by the Holder’s personal representative or by any person empowered to do so under the deceased Holder’s will or under the then-applicable laws of descent and distribution.
(b) Notwithstanding Section 12.3(a), the Administrator, in its sole discretion, may determine to permit a Holder or a Permitted Transferee of such Holder to transfer an Award other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Non-Qualified Stock Option) to any one or more Permitted Transferees of such Holder, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than (A) to another Permitted Transferee of the applicable Holder or (B) by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Holder (other than the ability to further transfer the Award to any person other than another Permitted Transferee of the applicable Holder); and (iii) the Holder (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law, and (C) evidence the transfer. In addition, and further notwithstanding Section 12.3(a), hereof, the Administrator, in its sole discretion, may determine to permit a Holder to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Section 671 of the Code and other Applicable Law, the Holder is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.
(c) Notwithstanding Section 12.3(a), a Holder may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Holder and to receive any distribution with respect to any Award upon the Holder’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Program or Award Agreement applicable to the Holder and any additional restrictions deemed necessary or appropriate by the Administrator. If the Holder is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a designation of a person other than the Holder’s spouse or domestic partner, as applicable, as the Holder’s beneficiary with respect to more than fifty percent (50%) of the Holder’s interest in the Award shall not be effective without the prior written or electronic consent of the Holder’s spouse or domestic partner. If no beneficiary has been designated or survives the Holder,
Ann. X-14

payment shall be made to the person entitled thereto pursuant to the Holder’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Holder at any time; provided that the change or revocation is delivered in writing to the Administrator prior to the Holder’s death.
12.4 Conditions to Issuance of Shares.
(a) The Administrator shall determine the methods by which Shares shall be delivered or deemed to be delivered to Holders. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing Shares pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel, that the issuance of such Shares is in compliance with Applicable Law and the Shares are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Administrator may require that a Holder make such reasonable covenants, agreements, and representations as the Administrator, in its sole discretion, deems advisable in order to comply with Applicable Law.
(b) All share certificates delivered pursuant to the Plan and all Shares issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with Applicable Law. The Administrator may place legends on any share certificate or book entry to reference restrictions applicable to the Shares (including, without limitation, restrictions applicable to Restricted Stock).
(c) The Administrator shall have the right to require any Holder to comply with any timing or other restrictions with respect to the settlement, distribution, or exercise of any Award, including a window-period limitation, as may be imposed in the sole discretion of the Administrator.
(d) No fractional Shares shall be issued and the Administrator, in its sole discretion, shall determine whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding down.
(e) The Company, in its sole discretion, may (i) retain physical possession of any stock certificate evidencing Shares until any restrictions thereon or Performance Criteria applicable thereto shall have lapsed or been achieved and/or (ii) require that the stock certificates evidencing such Shares be held in custody by a designated escrow agent (which may but need not be the Company) until the restrictions thereon shall have lapsed, and that the Holder deliver a stock power, endorsed in blank, relating to such Shares.
(f) Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by Applicable Law, the Company shall not deliver to any Holder certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).
12.5 Forfeiture and Claw-Back Provisions. All Awards (including any proceeds, gains, or other economic benefit actually or constructively received by a Holder upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award and any payments of a portion of an incentive-based bonus pool allocated to a Holder) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with the requirements of Applicable Law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, whether or not such claw-back policy was in place at the time of grant of an Award, to the extent set forth in such claw-back policy and/or in the applicable Award Agreement.
12.6 Repricing Permitted. The Administrator will, without the approval of the stockholders of the Company, have the authority to (a) amend any outstanding Option or Stock Appreciation Right or other purchase right to reduce its exercise price per Share, (b) cancel any Option or Stock Appreciation Right or other purchase right in exchange for cash or another Award, or (c) permit any repricing of such awards to be accomplished through repurchase or otherwise, in each case in addition to the adjustments or substitutions in accordance with Section 14.2.
12.7 Amendment of Awards. Subject to Applicable Law, the Administrator may amend, modify, or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or settlement, and converting an Incentive Stock Option to a Non-Qualified Stock
Ann. X-15

Option. The Holder’s consent to such action shall be required unless (a) the Administrator determines that the action, taking into account any related action, would not materially and adversely affect the Holder or (b) the change is otherwise permitted under the Plan (including, without limitation, under Section 14.2 or 14.9).
12.8 Data Privacy. As a condition of receipt of any Award, each Holder explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this Section 12.8 by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering, and managing the Holder’s participation in the Plan. The Company and its Subsidiaries may hold certain personal information about a Holder, including but not limited to, the Holder’s name, home address and telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), any shares of stock held in the Company or any of its Subsidiaries, details of all Awards, in each case, for the purpose of implementing, managing, and administering the Plan and Awards (the “Data”). The Company and its Subsidiaries may transfer the Data amongst themselves as necessary for the purpose of implementation, administration, and management of a Holder’s participation in the Plan, and the Company and its Subsidiaries may each further transfer the Data to any third parties assisting the Company and its Subsidiaries in the implementation, administration, and management of the Plan. These recipients may be located in the Holder’s country, or elsewhere, and the Holder’s country may have different data privacy laws and protections than the recipients’ country. Through acceptance of an Award, each Holder authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of implementing, administering, and managing the Holder’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or any of its Subsidiaries or the Holder may elect to deposit any Shares. The Data related to a Holder will be held only as long as is necessary to implement, administer, and manage the Holder’s participation in the Plan. A Holder may, at any time, view the Data held by the Company with respect to such Holder, request additional information about the storage and processing of the Data with respect to such Holder, recommend any necessary corrections to the Data with respect to the Holder or refuse or withdraw the consents herein in writing, in any case without cost, by contacting their local human resources representative. The Company may cancel the Holder’s ability to participate in the Plan and, in the Administrator’s discretion, the Holder may forfeit any outstanding Awards if the Holder refuses or withdraws their consents as described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Holders may contact their local human resources representative.
ARTICLE 13.

ADMINISTRATION
13.1 Administrator. The Committee shall administer the Plan (except as otherwise permitted herein). To the extent necessary to comply with Rule 16b-3 of the Exchange Act, the Committee shall take all action with respect to such Awards, and the individuals taking such action shall consist solely of two or more Non-Employee Directors, each of whom is intended to qualify as a “non-employee director” as defined by Rule 16b-3 of the Exchange Act or any successor rule. Additionally, to the extent required by Applicable Law, each of the individuals constituting the Committee shall be an “independent director” under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. Notwithstanding the foregoing, any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 13.1 or the Organizational Documents. Except as may otherwise be provided in the Organizational Documents or as otherwise required by Applicable Law, (a) appointment of Committee members shall be effective upon acceptance of appointment, (b) Committee members may resign at any time by delivering written or electronic notice to the Board, and (c) vacancies in the Committee may only be filled by the Board. Notwithstanding the foregoing, (i) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Non-Employee Directors and, with respect to such Awards, the term “Administrator” as used in the Plan shall be deemed to refer to the Board and (ii) the Board or Committee may delegate its authority hereunder to the extent permitted by Section 13.6.
13.2 Duties and Powers of Administrator. It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with its provisions. The Administrator shall have the power to interpret the Plan, all Programs, and Award Agreements; to adopt such rules for the administration, interpretation, and application of the Plan and any Program as are not inconsistent with the Plan; and to interpret, amend, or revoke any such rules and to amend the Plan or any Program or Award Agreement; provided that the rights or obligations of the Holder of
Ann. X-16

the Award that is the subject of any such Program or Award Agreement are not materially and adversely affected by such amendment, unless the consent of the Holder is obtained or such amendment is otherwise permitted under Section 12.7 or 14.9. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee in its capacity as the Administrator under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or any successor rule, or the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted, or traded are required to be determined in the sole discretion of the Committee.
13.3 Action by the Administrator. Unless otherwise established by the Board, set forth in any Organizational Documents, or as required by Applicable Law, a majority of the Administrator shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by all members of the Administrator in lieu of a meeting, shall be deemed the acts of the Administrator. Each member of the Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.
13.4 Authority of Administrator. Subject to the Organizational Documents, any specific designation in the Plan and Applicable Law, the Administrator has the exclusive power, authority, and sole discretion to:
(a) Designate Eligible Individuals to receive Awards;
(b) Determine the type or types of Awards to be granted to each Eligible Individual (including, without limitation, any Awards granted in tandem with another Award granted pursuant to the Plan, provided, however, that Incentive Stock Options may not be granted in tandem with Non-Qualified Stock Options);
(c) Determine the number of Awards to be granted and the number of Shares to which an Award will relate;
(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, purchase price, any Performance Criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and claw-back and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines;
(e) Determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;
(f) Prescribe the form of each Award Agreement, which need not be identical for each Holder;
(g) Decide all other matters that must be determined in connection with an Award;
(h) Establish, adopt, or revise any Programs, rules, and regulations as it may deem necessary or advisable to administer the Plan;
(i) Interpret the terms of, and any matter arising pursuant to, the Plan, any Program, or any Award Agreement;
(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan; and
(k) Accelerate wholly or partially the vesting or lapse of restrictions of any Award or portion thereof at any time after the grant of an Award, subject to whatever terms and conditions it selects and Section 14.2.
13.5 Decisions Binding. The Administrator’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Program or any Award Agreement, and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all persons.
13.6 Delegation of Authority. The Board or Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this Article 13; provided, however, that in no event shall an officer
Ann. X-17

of the Company be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act or (b) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder; provided, further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under any Organizational Documents and Applicable Law. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation or that are otherwise included in the applicable Organizational Documents, and the Board or Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 13.6 shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority.
ARTICLE 14.

MISCELLANEOUS PROVISIONS
14.1 Amendment, Suspension, or Termination of the Plan.
(a) Except as otherwise provided in Section 14.1(b), the Plan may be wholly or partially amended or otherwise modified, suspended, or terminated at any time or from time to time by the Board; provided that, except as provided in Section 12.7 and 14.9, no amendment, suspension, or termination of the Plan shall, without the consent of the Holder, materially and adversely affect any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides.
(b) Notwithstanding Section 14.1(a) and except as provided in Section 14.2, the Board may not without approval of the Company’s stockholders given within twelve (12) months before or after such action increase the Share Limit.
(c) No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and notwithstanding anything herein to the contrary, in no event may any Incentive Stock Option be granted under the Plan after the tenth (10th) anniversary of the earlier of (i) the date on which the Plan was adopted by the Board or (ii) the date the Plan was approved by the Company’s stockholders. No Awards may be granted under the Plan after the ten-year anniversary of the Effective Date.
14.2 Changes in Common Stock or Assets of the Company, Acquisition, or Liquidation of the Company and Other Corporate Events.
(a) In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of the Company’s stock or the share price of the Company’s stock other than an Equity Restructuring, the Administrator may make equitable adjustments, if any, to reflect such change with respect to: (i) the aggregate number and kind of Shares that may be issued under the Plan (including, but not limited to, adjustments of the Share Limit, the number of shares that may be issued as Incentive Stock Options, any per individual share limit, and kind of Shares (or other securities or property) which may be issued under the Plan); (ii) the number and kind of Shares (or other securities or property) subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iv) the grant or exercise price per share for any outstanding Awards under the Plan.
(b) In the event of any transaction or event described in Section 14.2(a) or any unusual or nonrecurring transactions or events affecting the Company, any Subsidiary of the Company, or the financial statements of the Company or any Subsidiary, or of changes in Applicable Law or Applicable Accounting Standards, the Administrator, in its sole discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in Applicable Law or Applicable Accounting Standards:
(i) To provide for the termination of any such Award in exchange for an amount of cash and/or other property with a value equal to the amount that would have been attained upon the exercise of such Award
Ann. X-18

or realization of the Holder’s rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 14.2 the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Holder’s rights, then such Award may be terminated by the Company without payment);
(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights, or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, in all cases, as determined by the Administrator;
(iii) To make adjustments in the number and type of Shares of the Company’s stock (or other securities or property) subject to outstanding Awards and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards and Awards which may be granted in the future;
(iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Program or Award Agreement;
(v) To replace such Award with other rights or property selected by the Administrator; and/or
(vi) To provide that the Award cannot vest, be exercised, or become payable after such event.
(c) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 14.2(a) and 14.2(b):
(i) The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, shall be equitably adjusted (and the adjustments provided under this Section 14.2(c)(i) shall be nondiscretionary and shall be final and binding on the affected Holder and the Company); and/or
(ii) The Administrator shall make such equitable adjustments, if any, as the Administrator, in its sole discretion, may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of Shares that may be issued under the Plan (including, but not limited to, adjustments of the Share Limit, the number of shares that may be issued as Incentive Stock Options, any per individual share limit, and kind of Shares (or securities or other property) which may be issued under the Plan).
(d) Notwithstanding any other provision of the Plan, in the event of a Change in Control, unless otherwise provided by the Administrator in an Award Agreement, each Award shall be treated as determined by the Administrator, including, but not limited to, the Administrator electing to (i) terminate an Award in exchange for cash, rights, or property, (ii) cause an Award to become fully exercisable and no longer subject to any forfeiture restrictions prior to the consummation of a Change in Control, pursuant to Section 14.2, or (iii) provide that such Award (other than any portion subject to performance-based vesting) shall continue in effect or be assumed or an equivalent Award substituted by the successor entity or a parent or subsidiary of the successor entity, with the portion of any such Award subject to performance-based vesting treated in accordance with the terms and conditions of the applicable Award Agreement and, in the absence of applicable terms and conditions, the Administrator’s discretion, provided, that in the event a Holder experiences a Termination of Service by the Company for other than Cause or by the Holder for Good Reason, in either case within two years following such Change in Control, then the vesting and, if applicable, exercisability of one hundred percent (100%) of the then-unvested Shares (or other securities or property) subject to the outstanding Awards held by such Holder shall accelerate upon the date of such Termination of Service. The treatment of each Award determined by the Administrator does not need to be the same for all Awards or Participants.
(e) In the event that the successor entity in a Change in Control refuses to assume or substitute for an Award (other than any portion subject to performance-based vesting), the Administrator shall cause such Award to become fully vested and, if applicable, exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on such Award to lapse and, to the extent unexercised upon the consummation of such transaction, to terminate in exchange for cash, rights, or other property pursuant to Section 14.2(d). The Administrator shall notify the Holder of any Award that becomes exercisable pursuant to the preceding sentence
Ann. X-19

that such Award shall be fully exercisable for a period of fifteen (15) days from the date of such notice, contingent upon the occurrence of the Change in Control, and such Award shall terminate upon the consummation of the Change in Control in accordance with the preceding sentence.
(f) For the purposes of this Section 14.2, an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control was not solely common equity of the successor entity or its parent, the Administrator may, with the consent of the successor entity, provide for the consideration to be received upon the exercise of the Award, for each Share subject to an Award, to be solely common equity of the successor entity or its parent equal in fair market value to the per-share consideration received by holders of Common Stock in the Change in Control.
(g) The Administrator, in its sole discretion, may include such further provisions and limitations in any Award, agreement, or certificate, as it may deem equitable and in the best interests of the Company that are not inconsistent with the provisions of the Plan.
(h) Unless otherwise determined by the Administrator, no adjustment or action described in this Section 14.2 or in any other provision of the Plan shall be authorized to the extent it would (i) cause the Plan to violate Section 422(b)(1) of the Code, (ii) result in short-swing profits liability under Section 16 of the Exchange Act or violate the exemptive conditions of Rule 16b-3 of the Exchange Act, or (iii) cause an Award to fail to be exempt from or comply with Section 409A.
(i) The existence of the Plan, any Program, any Award Agreement, and/or the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization, or other change in the Company’s capital structure or its business; any merger or consolidation of the Company; any issue of stock or of options, warrants, or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock; the dissolution or liquidation of the Company; any sale or transfer of all or any part of its assets or business; or any other corporate act or proceeding, whether of a similar character or otherwise.
(j) In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation, or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the Shares or the share price of the Common Stock including any Equity Restructuring, for reasons of administrative convenience, the Company, in its sole discretion, may refuse to permit the exercise of any Award during a period of up to thirty (30) days prior to the consummation of any such transaction.
14.3 No Stockholders’ Rights. Except as otherwise provided herein or in an applicable Program or Award Agreement, a Holder shall have none of the rights of a stockholder with respect to Shares covered by any Award until the Holder becomes the record owner of such Shares.
14.4 Paperless Administration. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting, or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting, or exercise of Awards by a Holder may be permitted through the use of such an automated system.
14.5 Effect of Plan upon Other Compensation Plans. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary: (a) to establish any other forms of incentives or compensation for Eligible Individuals or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including, without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation, or otherwise of the business, stock, or assets of any corporation, partnership, limited liability company, firm, or association.
14.6 Compliance with Laws. The Plan, the granting and vesting of Awards under the Plan, and the issuance and delivery of Shares and the payment of money under the Plan or under Awards granted or awarded hereunder are
Ann. X-20

subject to compliance with all Applicable Law (including, but not limited to, state, federal, and foreign securities law and margin requirements), and to such approvals by any listing, regulatory, or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all Applicable Law. The Administrator, in its sole discretion, may take whatever actions it deems necessary or appropriate to effect compliance with Applicable Law, including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars. Notwithstanding anything to the contrary herein, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate Applicable Law. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to Applicable Law.
14.7 Titles and Headings; References to Sections of the Code or Exchange Act. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control. References to sections of the Code or the Exchange Act shall include any amendment or successor thereto.
14.8 Governing Law. The Plan and any Programs and Award Agreements hereunder shall be administered, interpreted, and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof or of any other jurisdiction.
14.9 Section 409A. To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A, the Plan, the Program pursuant to which such Award is granted, and the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A. In that regard, to the extent any Award under the Plan or any other compensatory plan or arrangement of the Company or any of its Subsidiaries is subject to Section 409A, and such Award or other amount is payable on account of a Holder’s Termination of Service (or any similarly defined term), then (a) such Award or amount shall only be paid to the extent such Termination of Service qualifies as a “separation from service” as defined in Section 409A and (b) if such Award or amount is payable to a “specified employee” as defined in Section 409A, then to the extent required in order to avoid a prohibited distribution under Section 409A, such Award or other compensatory payment shall not be payable prior to the earlier of (i) the expiration of the six-month period measured from the date of the Holder’s Termination of Service or (ii) the date of the Holder’s death. To the extent applicable, the Plan, the Program, and any Award Agreements shall be interpreted in accordance with Section 409A. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A, the Administrator may (but is not obligated to), without a Holder’s consent, adopt such amendments to the Plan and the applicable Program and Award Agreement or adopt other policies and procedures (including amendments, policies, and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (A) exempt the Award from Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award or (B) comply with the requirements of Section 409A and thereby avoid the application of any penalty taxes under Section 409A. The Company makes no representations or warranties as to the tax treatment of any Award under Section 409A or otherwise. The Company shall have no obligation under this Section 14.9 or otherwise to take any action (whether or not described herein) to avoid the imposition of taxes, penalties, or interest under Section 409A with respect to any Award and shall have no liability to any Holder or any other person if any Award, compensation, or other benefits under the Plan are determined to constitute non-compliant, “nonqualified deferred compensation” subject to the imposition of taxes, penalties, and/or interest under Section 409A.
14.10 Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Holder pursuant to an Award, nothing contained in the Plan or any Program or Award Agreement shall give the Holder any rights that are greater than those of a general creditor of the Company or any Subsidiary.
14.11 Indemnification. To the extent permitted under Applicable Law and the Organizational Documents, each member of the Administrator shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which they may be a party or in which they may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by them in satisfaction of judgment in such action, suit, or proceeding against them; provided they give the Company an opportunity, at its
Ann. X-21

own expense, to handle and defend the same before they undertake to handle and defend it on their own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Organizational Documents, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.
14.12 Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.
14.13 Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.
Ann. X-22

Annex Y
2024 EMPLOYEE STOCK PURCHASE PLAN
ADOPTED BY THE BOARD OF DIRECTORS: [•], 2024
APPROVED BY THE STOCKHOLDERS: [•], 2024
1. GENERAL; PURPOSE.
(a) The Plan provides a means by which Eligible Employees of the Company and certain designated Related Corporations may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees, which rights do not meet the requirements of an Employee Stock Purchase Plan.
(b) The Plan includes two components: a Section 423 Component and a Non-Section 423 Component, which may be operated in the discretion of the Board. The Company intends the 423 Component to qualify as an Employee Stock Purchase Plan, which will be construed in a manner that is consistent with the requirements of Section 423 of the Code. Except as otherwise provided in the Plan or determined by the Board, if operated, the Non-Section 423 Component will operate and be administered in the same manner as the 423 Component.
(c) The Plan provides eligible employees of the Company and Related Corporations with a means of acquiring an equity interest in the Company through payroll deductions and cash Contributions. The purpose of the Plan is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward the success of the Company and its Related Corporations.
2. ADMINISTRATION.
(a) The Board or the Committee will administer the Plan. References herein to the Board shall be deemed to refer to the Committee except where context dictates otherwise.
(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:
(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).
(ii) To designate from time to time (A) which Related Corporations of the Company will be eligible to participate in the Plan, (B) whether such Related Corporations will participate in the 423 Component or the Non-Section 423 Component, and (C) to the extent that the Company makes separate Offerings under the 423 Component, in which Offering the Related Corporations in the 423 Component will participate.
(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend, and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission, or inconsistency in the Plan, Offering, or Purchase Period in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.
(iv) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.
(v) To suspend or terminate the Plan at any time as provided in Section 12.
(vi) To amend the Plan at any time as provided in Section 12.
(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan with respect to the 423 Component.
(viii) To adopt such rules, procedures, and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside the United States. Without limiting the generality of, and consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans regarding, without limitation, eligibility to participate in the Plan, the definition of eligible “earnings,” handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax,
Ann. Y-1

determination of beneficiary designation requirements, withholding procedures, and handling of share issuances, any of which may vary according to applicable requirements, and which, if applicable to a Related Corporation designated for participation in the Non-423 Component, do not have to comply with the requirements of Section 423 of the Code.
(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees from time to time in accordance with the terms provided in a Board resolution or determination. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions and determinations, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.
(d) All determinations, interpretations, and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding, and conclusive on all persons.
3. SHARES OF COMMON STOCK SUBJECT TO THE PLAN.
(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, a total of [•] shares of Common Stock is reserved for issuance under this Plan. In addition, on each January 1 for the ten (10) calendar years immediately after the first Offering Date, the aggregate number of shares of Common Stock reserved for issuance under the Plan will be increased automatically by the number of shares equal to one percent (1%) of the total number of outstanding shares of the Common Stock on the immediately preceding December 31 (rounded down to the nearest whole share); provided that the Board or the Committee may in its sole discretion reduce the amount of the increase in any particular year. For the avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the 423 Component, and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-423 Component.
(b) If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock represented by and not purchased under such Purchase Right will again become available for issuance under the Plan.
(c) The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.
4. GRANT OF PURCHASE RIGHTS; OFFERING.
(a) The Board may from time to time grant, or provide for the grant, of Purchase Rights to Eligible Employees under an Offering (which may consist of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and, with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges.
Offerings may be consecutive or overlapping. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.
(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless they otherwise indicate in forms delivered to the Company: (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.
Ann. Y-2

(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.
5. ELIGIBILITY.
(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation. Except as provided in Section 5(b) or as required by Applicable Law, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company or the Related Corporation, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may (unless prohibited by law) provide that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company or the Related Corporation is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code with respect to the 423 Component. The Board may also exclude from participation in the Plan or any Offering Employees who are (i) “highly compensated employees” of the Company or a Related Corporation (within the meaning of Section 414(q) of the Code), or (ii) “highly compensated employees” with compensation above a specified level, who is an officer and/or is subject to the disclosure requirements of Section 16(a) of the Exchange Act.
(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:
(i) the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;
(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and
(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, they will not receive any Purchase Right under that Offering.
(c) No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.
(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds $25,000 in Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.
(e) Unless otherwise determined to be ineligible to participate under the preceding sections, Officers of the Company and any designated Related Corporation, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan.
(f) Notwithstanding anything in this Section 5 to the contrary, in the case of an Offering under the Non-Section 423 Component, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Board has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practical for any reason.
Ann. Y-3

6. PURCHASE RIGHTS; PURCHASE PRICE.
(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock which may be purchased with payroll deductions to be accumulated on behalf of such Eligible Employee assuming payroll deductions at a rate of twenty-five percent (25% ) of such Eligible Employee’s earnings (or such other lesser percentage or maximum dollar amount designated by the Board, and as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering, and a purchase price equal to eighty-five percent (85%) of the Fair Market Value as of the Offering Date.
(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.
(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering, and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.
(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be not less than the lesser of:
(i) an amount equal to eighty-five percent (85%) of the Fair Market Value of the shares of Common Stock on the Offering Date; or
(ii) an amount equal to eighty-five percent (85%) of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.
7. PARTICIPATION; WITHDRAWAL; TERMINATION.
(a) An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified in the Offering, an enrollment form, provided by the Company. The enrollment form will specify the amount of Contributions not to exceed fifteen percent (15%) and not less than one percent (1%) of such Eligible Employee’s earnings (as defined by the Board in each Offering) during the Offering, or such other maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, and subject to any limitations imposed, a Participant may thereafter reduce (including to zero) or increase their Contributions. If required under Applicable Law or if specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash, check, or wire transfer prior to a Purchase Date and within the time period specified by the Board for the Offering.
(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of their accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon their eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.
Ann. Y-4

(c) Unless otherwise required by Applicable Law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any (or no) reason (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of their accumulated but unused Contributions.
(d) Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Related Corporation that has been designated for participation in the Plan will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-Section 423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-Section 423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-Section 423 Component. The Board may establish different and additional rules governing transfers between separate Offerings within the 423 Component and between Offerings under the 423 Component and Offerings under the Non-Section 423 Component.
(e) During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.
(f) Unless otherwise specified in the Offering or as required by Applicable Law, the Company will have no obligation to pay interest on Contributions.
8. EXERCISE OF PURCHASE RIGHTS.
(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.
(b) Any amount remaining in a Participant’s account at the end of an Offering solely by reason of the inability to purchase a fractional share will be carried forward to the next Offering; any other balance remaining in a Participant’s account at the end of an Offering will not roll over to the next Offering and will be refunded to the Participant promptly without interest (unless otherwise required by Applicable Law).
(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. federal and state, foreign, and other securities, exchange control, and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless the payment of interest is otherwise required by Applicable Law).
9. COVENANTS OF THE COMPANY.
The Company will seek to obtain from each U.S. federal or state, foreign, or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so would cause the Company to incur costs that are unreasonable or a significant burden. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.
Ann. Y-5

10. DESIGNATION OF BENEFICIARY.
(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.
(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions, without interest (unless the payment of interest is otherwise required by Applicable Law), to the Participant’s spouse, dependents, or relatives, or if no spouse, dependent, or relative is known to the Company, then to such other person as the Company may designate.
11. ADJUSTMENTS UPON CHANGES IN COMMON STOCK.
In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to, outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding, and conclusive.
12. AMENDMENT, TERMINATION, OR SUSPENSION OF THE PLAN.
(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by Applicable Law.
(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated. In the event of a corporate transaction affecting the Company or its Related Corporations, the Board may determine to truncate any then outstanding Offering, and the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) within ten business days prior to the corporate transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase, or the Board may require any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue outstanding Purchase Rights or substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the corporate transaction) for outstanding Purchase Rights.
Any benefits, privileges, entitlements, and obligations under any outstanding Purchase Rights granted before an amendment, suspension, or termination of the Plan will not be materially impaired by any such amendment, suspension, or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) without the consent of a person to whom such Purchase Rights were granted, as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans with respect to any 423 Component) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) without the consent of a person to whom such Purchase Rights were granted, as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code with respect to the 423 Component; and (v) establish other limitations or procedures as the Board determines in its sole discretion
Ann. Y-6

advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.
13. TAX QUALIFICATION; TAX WITHHOLDING.
(a) Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company is not limited in its corporate activities without regard to the potential negative tax impact on Participants.
(b) Each Participant will make arrangements, satisfactory to the Company and any applicable Related Corporation, to enable the Company or the Related Corporation to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company’s sole discretion and subject to Applicable Law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant’s salary or any other cash amount due to the Participant from the Company or a Related Corporation; (ii) withholding from the proceeds of the sale of shares of Common Stock acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Board.
14. EFFECTIVE DATE OF PLAN.
The Plan will become effective immediately prior to and contingent upon the closing of the transactions contemplated by the Business Combination Agreement, dated as of February 13, 2024, by and among the Company, ARYA Sciences Acquisition Corp IV, Aja Holdco, Inc., Aja Merger Sub 1, Adagio Medical, Inc., and Aja Merger Sub 2, Inc., provided this Plan is approved by the Company’s stockholders prior to such date.
15. MISCELLANEOUS PROVISIONS.
(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.
(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).
(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation, or on the part of the Company or a Related Corporation to continue the employment of a Participant.
(d) The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflicts of laws rules.
(e) If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.
(f) If any provision of the Plan does not comply with Applicable Law, such provision shall be amended and construed in such a manner as to comply with Applicable Law.
(g) The Company may deliver any forms relating to participation by electronic means and request a Participant’s forms by electronic means. Upon enrollment, the Participant consents to receive documents by electronic delivery and agrees to participate in the Plan through any on-line or electronic system established and maintained by the Company or another third party designated by the Company.
16. DEFINITIONS.
As used in the Plan, the following definitions will apply to the capitalized terms indicated below:
(a) “423 Component” means the part of the Plan, which excludes the Non-Section 423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.
Ann. Y-7

(b) “Applicable Law” means any applicable securities, federal, state, foreign, material local or municipal, or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling, or requirement issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASDAQ Stock Market or the Financial Industry Regulatory Authority).
(c) “Board” means the Board of Directors of the Company.
(d) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.
(e) “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.
(f) “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).
(g) “Common Stock” means the Common Stock of the Company.
(h) “Company” means [•].
(i) “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into their account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions.
(j) “Director” means a member of the Board.
(k) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.
(l) “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.
(m) “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.
(n) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.
(o) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:
(i) If the Common Stock is listed on any established stock exchange or traded on any established market,the Fair Market Value of a share of Common Stock will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists; or
(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with Applicable Laws and regulations and in a manner that complies with Section 409A of the Code.
Ann. Y-8

(p) “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district, or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body, or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority or other body exercising similar powers or authority); or (d) self-regulatory organization (including the NASDAQ Stock Market and the Financial Industry Regulatory Authority).
(q) “Non-Section 423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.
(r) “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.
(s) “Offering Date” means a date selected by the Board for an Offering to commence.
(t) “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.
(u) “Participant” means an Eligible Employee who holds an outstanding Purchase Right.
(v) “Plan” means this [•] 2024 Employee Stock Purchase Plan, as amended from time to time, including both the 423 Component and the Non-Section 423 Component.
(w) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.
(y) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.
(z) “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.
(aa) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.
(bb) “Securities Act” means the U.S. Securities Act of 1933, as amended.
(cc) “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account, or other tax-related items arising out of or in relation to a Participant’s participation in the Plan, including, but not limited to, the exercise of a Purchase Right and the receipt of shares of Common Stock or the sale or other disposition of shares of Common Stock acquired under the Plan.
(dd) “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the NYSE, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.
Ann. Y-9

Annex Z

February 13, 2024
Board of Directors
Arya Sciences Acquisition Corp IV
51 Astor Place, 10th Floor
New York, NY 10003
To the Board of Directors:
As per our engagement letter dated November 18, 2023, the Board of Directors of ARYA Sciences Acquisition Corp IV (“ARYA”) retained Scalar, LLC (herein referred to as “Scalar,” “we”, “our”, or “us”) to provide an opinion (this “Opinion”) as to the fairness, from a financial point of view, to the holders of ARYA’s Class A ordinary shares, par value $0.0001 per share (such shares, at all times prior to the Effective Time, the “ARYA Class A Shares”, and such holders, the “ARYA Class A Shareholders”) (other than (i) Adagio Medical, Inc. (the “Company”), (ii) ARYA Sciences Holdings IV (“ARYA Sponsor”), (iii) the ARYA Insiders, (iv) the PIPE Investors, (v) the Convertible Security Investors and (vi) the Perceptive Investor (collectively, along with their respective affiliates, the “Excluded Parties”)) of the Consideration to be delivered to the Company Shareholders in the proposed business combination with the Company pursuant to the Business Combination Agreement (the “Transaction”), without giving effect to any impact of the Transaction on any particular ARYA Class A Shareholder other than in its capacity as an ARYA Class A Shareholder.
Overview of the Transaction:
The Business Combination Agreement (the “Business Combination Agreement”), to be entered into among ARYA, Aja Holdco, Inc., a Delaware corporation, and a wholly-owned subsidiary of ARYA (“HoldCo”), Aja Merger Sub 1, a Cayman Islands exempted company and a wholly-owned subsidiary of HoldCo (“ARYA Merger Sub”), the Company and Aja Merger Sub 2, Inc., a Delaware corporation and a wholly-owned subsidiary of HoldCo (“Company Merger Sub”), sets forth the terms of the Transaction. Capitalized terms used but not defined in this Opinion have the meanings ascribed thereto in the Business Combination Agreement. We understand that the Business Combination Agreement provides, among other things, that:
(a)
ARYA Class A Shares held by the ARYA Class A Shareholders who duly elect to redeem their ARYA Class A Shares pursuant to the ARYA Shareholder Redemption will have their ARYA Class A Shares redeemed and canceled and such ARYA Class A Shareholders will cease to have any rights as shareholders of ARYA other than the right to be paid their pro rata share of the Trust Account;

(b)
On the Closing Date, at the ARYA Merger Effective Time, ARYA Merger Sub will merge with and into ARYA, with ARYA as the surviving company in the ARYA Merger, and, after giving effect to the ARYA Merger, ARYA will be a wholly-owned Subsidiary of HoldCo, and each issued and outstanding ARYA Share will be automatically converted, as of the ARYA Merger Effective Time, into the right to receive one (1) HoldCo Share, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

(c)
On the Closing Date, following the consummation of the ARYA Merger, at the Company Merger Effective Time, Company Merger Sub will merge with and into the Company, with the Company as the surviving company in the Company Merger and, after giving effect to the Company Merger, the Company will be a wholly-owned Subsidiary of HoldCo, and each issued and outstanding Company Share will be automatically converted as of the Company Merger Effective Time into the right to receive a portion of the aggregate number of HoldCo Shares equal to (i) $24,000,000 (subject to certain adjustments as to which we express no opinion), divided by (ii) $10.00, which is the stated value of one (1) HoldCo Share in the Business Combination Agreement (the “Consideration”), in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

Ann. Z-1

Board of Directors Page 2
(d)
Concurrently with the execution of the Business Combination Agreement, the PIPE Investors and the Perceptive Investor, respectively, are each entering into the PIPE Subscription Agreements, pursuant to which, among other things, the Perceptive Investor and each PIPE Investor has agreed to subscribe for and purchase on the Closing Date, and HoldCo has agreed to issue and sell to the Perceptive Investor and each PIPE Investor on the Closing Date, the number of HoldCo Shares and HoldCo Warrants set forth in the applicable PIPE Subscription Agreement in exchange for the purchase price set forth therein (the financing under all PIPE Subscription Agreements, collectively, the “PIPE Financing”), in each case, on the terms and subject to the conditions set forth in the applicable PIPE Subscription Agreement;

(e)
Concurrently with the execution of the Business Combination Agreement, the Convertible Security Investors are entering into the Convertible Security Subscription Agreements, pursuant to which, among other things, each Convertible Security Investor has agreed to subscribe for and purchase on the Closing Date, and HoldCo has agreed to issue and sell to each Convertible Security Investor on the Closing Date, the HoldCo Convertible Notes and HoldCo Warrants issuable pursuant to the applicable Convertible Security Subscription Agreement in exchange for the purchase price set forth therein (the financing under all Convertible Security Subscription Agreements, collectively, the “Convertible Security Financing”), in each case, on the terms and subject to the conditions set forth in the applicable Convertible Security Subscription Agreement;

(f)
concurrently with the execution of the Business Combination Agreement, the Perceptive Investor and the Company are entering into the 2024 Bridge Financing Agreement, pursuant to which, among other things, the Perceptive Investor agreed to (i) purchase the 2024 Bridge Financing Note in the original principal amount of up to $9,000,000 (the “2024 Bridge Financing Commitment”) and (i) purchase HoldCo Convertible Notes and HoldCo Warrants at the same purchase price as the Convertible Security Investors in the Convertible Security Financing in an aggregate amount equal to 2024 Bridge Financing Commitment on the Closing Date, (the financing contemplated by clause (i) and (i), collectively, the “2024 Bridge Financing”), in each case, on the terms and subject to the conditions set forth in the 2024 Bridge Financing Agreement;

(g)
the 2024 Bridge Financing Note will be contributed to HoldCo in exchange for (or will otherwise be converted into) HoldCo Convertible Notes and HoldCo Warrants based on the purchase price in the Convertible Security Financing, in each case, on the terms and subject to the conditions set forth in the 2024 Bridge Financing Note and the 2024 Bridge Financing Agreement; and

(h)
concurrently with the execution of the Business Combination Agreement, the ARYA Sponsor, the ARYA Insiders, ARYA, HoldCo, and the Company are entering into the Sponsor Letter Agreement, pursuant to which, among other things, (i) the ARYA Sponsor and each Other ARYA Class B Shareholder has agreed to (A) vote all ARYA Shares owned by him, her or it in favor of the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement (including the Mergers), and (B) subject to, and conditioned upon and effective as of immediately prior to, the occurrence of the ARYA Merger Effective Time, to waive any adjustment to the conversion ratio set forth in the Governing Documents of ARYA or any other anti-dilution or similar protection, in each case, with respect to the ARYA Class B Shares owned by him, her or it in connection with the transaction contemplated by the Business Combination Agreement, (ii) the ARYA Sponsor and each ARYA Insider has agreed to, subject to, and conditioned upon and effective as of immediately prior to, the occurrence of the ARYA Merger Effective Time, terminate certain existing agreements or arrangements and (iii) the ARYA Sponsor has agreed to, subject to, and conditioned upon and effective as of immediately prior to, the occurrence of ARYA Merger Effective Time, (A) forfeit a number of the ARYA Class B Shares owned by it (with such number of ARYA Class B Shares so forfeited determined pursuant to the Sponsor Letter Agreement) (the “ARYA Sponsor Forfeited Shares”) and (B) subject 1,147,500 HoldCo Shares into which its ARYA Class B Shares are exchanged as a result of the ARYA Merger (with such number of HoldCo Shares determined pursuant to the Sponsor Letter Agreement) to certain vesting conditions, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement (the “ARYA Sponsor Earn-Out Shares”).

Ann. Z-2

Board of Directors Page 3
Scalar’s Procedures and Processes:
In arriving at our Opinion, among other things, we have:
(a)	reviewed a draft, dated February 12, 2024, of the Sponsor Letter Agreement;
(b)	reviewed a draft, dated February 12, 2024, of the Business Combination Agreement;
(c)	reviewed drafts, dated February 12, 2024, of the PIPE Subscription Agreements;
(d)	reviewed a draft, dated February 12, 2024, of the 2024 Bridge Financing Agreement;
(e)
reviewed a draft, dated February 12, 2024, of the Convertible Security Subscription Agreement (the “Convertible Note” and, together with the Sponsor Letter Agreement, the Business Combination Agreement, the PIPE Subscription Agreements and the 2024 Bridge Financing Agreement, the “Reviewed Transaction Documents”);

(f)	reviewed certain publicly available business and financial information relating to ARYA and the Company;
(g)	reviewed certain historical financial information and other data relating to the Company that were provided to us by the management of ARYA, approved for our use by ARYA and not publicly available;
(h)
reviewed certain internal estimates and other data relating to the business and financial prospects of the Company that were provided to us by the management of ARYA, approved for our use by ARYA and not publicly available;

(i)
conducted discussions with members of the senior management of the Company and ARYA concerning the business, operations, historical financial results and financial prospects of the Company and the Transaction;

(j)	reviewed current and historical market prices of the ARYA Class A Shares;
(k)	reviewed certain financial and market data of the Company and compared that data with publicly available data for certain other companies similar to the Company;
(l)	reviewed certain pro forma effects relating to the Transaction, including estimated transaction costs and the effects of anticipated financings, approved for our use by ARYA; and
(m)	conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.
Limiting Conditions and Assumptions:
In performing our analyses and rendering this Opinion, with your consent, we have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information and data that was publicly available or was furnished, or otherwise made available to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of ARYA that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information, facts or circumstances that would make any information provided to us inaccurate, incomplete or misleading in any respect. We also have been advised by ARYA’s senior management, and we have assumed, that the financial projections and other prospective information, including, but not limited to, projections for the timely receipt of governmental, regulatory and other third-party approvals, represent a reasonable basis upon which to evaluate the future business and financial prospects of the Company.

Ann. Z-3

Board of Directors Page 4
Without limiting the generality of the foregoing, for the purpose of this Opinion, we have assumed with respect to any financial forecasts, estimates, pro forma effects, and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and good faith judgments of the management of the Company and ARYA as to the expected future results of operations and financial condition of the Company. We assume no responsibility for and express no opinion as to any such estimates, pro forma effects, or forward-looking information reviewed by us or, in each case, the assumptions on which they were based. We have relied upon, with your consent, (a) the assumptions of the management of the Company and ARYA and third-party data sources, as to all accounting, legal, tax and financial reporting matters with respect to the Company and (b) that ARYA has been advised by counsel as to all legal matters with respect to the Transaction, including whether all procedures required by law in connection with the Transaction have been duly, validly and timely taken. We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company or ARYA and that (i) the Mergers, the PIPE Financing, and the Bridge Note Exchange will collectively be treated as an integrated transaction qualifying under Section 351(a) of the Code, (ii) the Company Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and (iii) the Business Combination Agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder.
We are not legal, accounting, regulatory or tax experts and this Opinion does not address any legal, regulatory, taxation or accounting matters as to which we understand that you have obtained such advice as you deemed necessary from qualified professionals, and we have assumed the accuracy and veracity of all assessments made by such advisors to the Company or ARYA with respect to such matters.
In arriving at our Opinion, with your consent and without independent verification, we have relied upon the assumption that, except as would not be in any way meaningful to our analysis: (a) the final form of each of the Reviewed Transaction Documents, as executed by the parties thereto, will not differ from the draft that we have reviewed, (b) the representations and warranties of all parties to the Business Combination Agreement, and any related Transaction documents, are correct and that such parties will comply with and perform all covenants and agreements required to be complied with or performed by such parties under the Business Combination Agreement and any related Transaction documents, (c) the Transaction will be consummated in accordance with the terms of the Business Combination Agreement and related Transaction documents, without any waiver or amendment of any term or condition thereof, (d) and there has been no material change in the assets, financial condition, business or prospects of any party to the Business Combination Agreement since the date of the most recent financial statements and other information made available to us. Additionally, we have assumed that all governmental, regulatory or other third-party approvals and consents necessary for the consummation of the Transaction or otherwise contemplated by the Business Combination Agreement will be obtained without delay, limitation, restriction or condition and otherwise in a way that will not have any adverse effect on the Company or ARYA, or on the expected benefits of the Transaction, in any way meaningful to our analysis.

Ann. Z-4

Board of Directors Page 5
In addition, we have relied upon (without independent verification and without expressing any view, opinion, representation, guaranty or warranty (in each case, express or implied)) the assessments, judgments and estimates of ARYA’s senior management and the Company’s senior management as to, among other things, (a) the potential impact on the Company of market, competitive and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the industry in which the Company operates and related industries, (b) the Company’s existing and future products, services, technology and intellectual property and the associated risks thereto (including, without limitation, the probabilities and timing of successful development and marketing thereof; the timing of successful regulatory approvals and clearances; compliance with relevant regulatory requirements; prospective sales prices and sales volumes; and the potential impact of competition thereon) and (c) ARYA’s and the Company’s existing and future relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, suppliers and other commercial relationships (in each such case to the extent relevant to the Company, the Transaction and its contemplated benefits). We have assumed that there will not be any developments with respect to any of the foregoing matters that would have an adverse effect on ARYA, the Company or the Transaction (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.
Given ARYA’s nature as a special purpose acquisition company, for purposes of our Opinion and with ARYA’s consent, we have assumed a value of $11.17 per HoldCo Share in calculating the value of the HoldCo Shares to be issued as the Consideration under the Business Combination Agreement, with such $11.17 per share value being based on (a) $41,210,838, which is the value of the assets held in ARYA’s Trust Account as of February 7, 2024, divided by (b) 3,690,831, which is the number of outstanding ARYA Class A Shares subject to redemption as of February 7, 2024. In rendering our Opinion, we do not express any view or opinion as to what the value of any HoldCo Shares will be when issued pursuant to the Transaction or the price or range of prices at which any ARYA Class A Shares, ARYA Class B Shares or other securities or financial instruments of or relating to ARYA may trade or otherwise be transferable at any time before or after announcement or consummation of the Transaction. Additionally, we express no opinion with respect to the ARYA Sponsor Forfeited Shares or the ARYA Sponsor Earn-Out Shares.
In arriving at our Opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or ARYA and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or ARYA under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this Opinion were going concern analyses, assuming the Transaction was consummated in accordance with the terms of the Business Combination Agreement. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or ARYA is a party or may be subject, and at your direction and with your consent, our Opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes, liabilities or damages arising out of any such matters.
This Opinion is necessarily based upon financial, economic, monetary, market and other conditions and circumstances as in effect on, the information available to us as of, and the facts and circumstances as they exist on, the date hereof and our Opinion speaks only as of the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this Opinion. We have not undertaken to update, reaffirm or revise this Opinion or otherwise comment upon any events occurring after the date hereof, material information provided to us after the date hereof or any change in facts or circumstances occurring after the date hereof and do not have any obligation to update, revise or reaffirm this Opinion.

Ann. Z-5

Board of Directors Page 6
We have been engaged by ARYA to provide a fairness opinion, and we will receive a fee from ARYA for providing our services and rendering this Opinion. No portion of this fee is refundable or contingent upon the consummation of the Transaction or the conclusion reached in this Opinion. ARYA has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. In the past two years, we and our affiliates have not provided any other advisory services to ARYA or its affiliates for which we and our affiliates received compensation. We and our affiliates may seek to provide services to the Company, ARYA and their respective affiliates in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of our employees and affiliates, or entities in which they have invested, may hold or trade, for their own accounts and the accounts of their investors, securities of the Company and ARYA and, accordingly, may at any time hold a long or short position in such securities.
The issuance of this Opinion was approved by an authorized committee of Scalar.
This Opinion is provided for the information and assistance of the Board (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Transaction, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act (including with respect to any redemption rights) with respect to the Transaction or any other matter. This Opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us or this Opinion be made without Scalar’s prior written approval.
Our Opinion does not address ARYA’s underlying business decision to engage in the Transaction, the relative merits of the Transaction as compared to other business or investment strategies or transactions that might be available to ARYA or whether the Consideration to be delivered to the Company Shareholders pursuant to the Business Combination Agreement represents the best price obtainable. In connection with our engagement, we were not requested to, and did not, solicit interest from other parties with respect to an acquisition of, or other business combination with, ARYA or any other alternative transaction. This Opinion addresses only the fairness from a financial point of view, as of the date hereof, to the ARYA Class A Shareholders (other than the Excluded Parties) of the Consideration to be delivered to the Company Shareholders pursuant to the Business Combination Agreement. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Business Combination Agreement or any related documents or the form of the Transaction or any related transaction (including any agreement or transaction between any Excluded Party and the Company or ARYA), including the fairness of the Transaction to, or any consideration received in connection therewith by, any Excluded Parties, the holders of any class of securities, creditors or other constituencies of ARYA, the Company or any of their respective affiliates. We have not been asked to, nor do we, offer any opinion with respect to any ongoing obligations of the Company, ARYA or any of their respective affiliates (including any obligations with respect to governance, appraisal rights, preemptive rights, registration rights, voting rights or otherwise) contained in any Reviewed Transaction Document or any other agreement related to the Transaction or under applicable law, any allocation of the Consideration (or any portion thereof) or the fair market value of the Company, ARYA, any ARYA Shares or the Company Shares. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, any Excluded Parties or any class of such persons, whether relative to the Consideration or otherwise. Our Opinion (a) does not address the individual circumstances of specific holders of ARYA securities (including ARYA Class B Shares) with respect to rights or aspects which may distinguish such holders or ARYA securities (including ARYA Class B Shares) held by such holders, (b) does not address, take into consideration or give effect to any existing or future rights, preferences, restrictions or limitations or other attributes of any such securities (including ARYA Class B Shares) or holders (including the ARYA Sponsor), (c) does not address any impact of the Transaction on any particular ARYA Class A Shareholder, other than in its capacity as a ARYA Class A Shareholder, and (d) does not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of ARYA or any other party). We also do not address, or express a view with respect to, any acquisition of control or effective control of ARYA by any shareholder or group of shareholders of the Company. This letter should not be construed as creating any fiduciary duty of Scalar (or any of its affiliates) to any other party. To the extent any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Ann. Z-6

Board of Directors Page 7
Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be delivered to the Company Shareholders pursuant to the Business Combination Agreement is fair, from a financial point of view, to the ARYA Class A Shareholders (other than the Excluded Parties).
Sincerely,
/s/ Scalar, LLC
Scalar, LLC

Ann. Z-7

ANNEX AA — FORM OF PROXY CARD
PRELIMINARY PROXY CARD
SUBJECT TO COMPLETION

ARYA SCIENCES ACQUISITION CORP IV
51 ASTOR PLACE, 10TH FLOOR
NEW YORK, NEW YORK 10003
P R O X Y C A R D
ANNUAL GENERAL MEETING
OF ARYA SCIENCES ACQUISITION CORP IV

YOUR VOTE IS IMPORTANT

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL GENERAL MEETING
TO BE HELD ON [•], 2024.

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement, dated [•], 2024 (the “Notice and Proxy Statement”), in connection with the annual general meeting (the “General Meeting”) of ARYA Sciences Acquisition Corp IV (“ARYA”) to be held at [•] [a.m./p.m.], Eastern Time, on [•], 2024, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, and via a virtual meeting, and hereby appoints Adam Stone and Michael Altman, and each of them (with full power to act alone), the proxies of the undersigned, with power of substitution to each, to vote all ordinary shares of ARYA registered in the name provided, which the undersigned is entitled to vote at the General Meeting, and at any adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the accompanying proxy statement/prospectus.

THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS.

The Notice and Proxy Statement are available at
https://www.cstproxy.com/[•].
The proxy statement contains important information regarding each of the proposals listed below. You are encouraged to read the proxy statement carefully.

(Continued and to be marked, dated and signed on reverse side)
Please mark vote as indicated in this example ☒	THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

Proposal No. 1—Business Combination Proposal—A proposal, as it is further described in the corresponding resolution and disclosure included in the Notice and Proxy Statement, to approve by ordinary resolution, subject to the approval of the ARYA Merger Proposal described below, the Business Combination Agreement, dated as of February 13, 2024 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A and Annex B, by and among ARYA, Aja HoldCo, Inc., a Delaware corporation and, prior to the closing of the Business Combination (as defined below), a wholly owned subsidiary of ARYA (“ListCo”), Aja Merger Sub 1, a Cayman Islands
	FOR ☐	AGAINST ☐	ABSTAIN ☐
Ann. AA-1

exempted company and, prior to the closing of the Business Combination, a wholly owned subsidiary of ListCo (“ARYA Merger Sub”), Aja Merger Sub 2, Inc., a Delaware corporation and, prior to the closing of the Business Combination, a wholly owned subsidiary of ListCo, and Adagio Medical, Inc., a Delaware corporation, and that the agreements and consummation of the transactions contemplated thereby (the “Business Combination”), be authorized, approved and confirmed in all respects.

Proposal No. 2—ARYA Merger Proposal—A proposal, as it is further described in the corresponding resolution and disclosure included in the Notice and Proxy Statement, to approve by special resolution, subject to the approval of the Business Combination Proposal described above, (i) that ARYA be authorized to merge with ARYA Merger Sub, with ARYA being the surviving company of such merger, (ii) that the plan of merger, by and among ARYA, ARYA Merger Sub and ListCo, a copy of which is attached to the accompanying proxy statement/prospectus as Annex F (subject to such amendments as may be approved by any director of ARYA) (the “Plan of Merger”) be authorized, approved and confirmed in all respects, (iii) that ARYA be authorized to enter into the Plan of Merger, and (iv) that ARYA amend and restate its memorandum and articles of association, as amended, in the form attached to the Plan of Merger with effect from the effective time of such merger.
FOR ☐	AGAINST ☐	ABSTAIN ☐

APPROVAL OF THE DIRECTOR ELECTION PROPOSAL REQUIRES AN ORDINARY RESOLUTION OF THE HOLDERS OF THE CLASS B ORDINARY SHARES. ONLY HOLDERS OF CLASS B ORDINARY SHARES MAY VOTE ON THE APPOINTMENT OF DIRECTORS. OUR INITIAL SHAREHOLDERS HOLD THE OUTSTANDING CLASS B SHARES, AND ACCORDINGLY WILL BE ABLE TO APPROVE THE DIRECTOR ELECTION PROPOSAL WITHOUT THE FURTHER VOTE OF ANY OTHER SHAREHOLDER. THE FOLLOWING SHOULD ONLY BE COMPLETED BY THE HOLDER OF CLASS B SHARES.

Proposal No. 3—Director Election Proposal— A proposal to re-elect Leslie Trigg as a Class I director to serve for a term expiring at the third succeeding annual general meeting after her election or until her successor is duly elected or appointed and qualified.
FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal No. 4—Adjournment Proposal—A proposal, as it is further described in the corresponding resolution and disclosure included in the Notice and Proxy Statement, to approve by ordinary resolution the adjournment of the General Meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies for the purpose of obtaining approval of the Business Combination Proposal and the ARYA Merger Proposal, (ii) to allow reasonable additional time for filing or mailing of any legally required supplement or amendment to the accompanying proxy statement/prospectus or (iii) if the holders of the Public Shares (as defined in the Notice and Proxy Statement) have elected to redeem such number of shares such that the New Adagio Common Stock would not be approved for listing on a U.S. stock exchange.
FOR ☐	AGAINST ☐	ABSTAIN ☐
Ann. AA-2

Dated: , 2024

(Signature)

(Signature if held Jointly)
Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.
PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS AND WILL GRANT DISCRETIONARY AUTHORITY TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.
Ann. AA-3

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.
New Adagio’s certificate of incorporation provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and New Adagio’s bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.
In addition, effective upon the consummation of the Business Combination, as defined in Part I of this registration statement, New Adagio has entered into indemnification agreements with directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require New Adagio, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.
Item 21.	Exhibits and Financial Statement Schedule
(2)	(a) Exhibits.

EXHIBIT INDEX
Exhibit Number	Description
2.1†
Business Combination Agreement, dated as of February 13, 2024, by and among Aja HoldCo, Inc., ARYA Sciences Acquisition Corp IV, Aja Merger Sub 1, Aja Merger Sub 2, Inc. and Adagio Medical, Inc. (included as Annex A to the proxy statement/prospectus).

2.2
Consent and Amendment No. 1 to the Business Combination Agreement, dated as of June 25, 2024, by and among ARYA Sciences Acquisition Corp IV and Adagio Medical, Inc. (included as Annex B to the proxy statement/prospectus).

3.1	Amended and Restated Memorandum and Articles of Association of ARYA and Amendment thereto (included as Annex C to the proxy statement/prospectus).
3.2	Form of Certificate of Incorporation of New Adagio (included as Annex D to the proxy statement/prospectus).
3.3	Form of Bylaws of New Adagio (included as Annex E to the proxy statement/prospectus).
4.1***	Specimen Ordinary Share Certificate of ARYA (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed by the Registrant on February 19, 2021).
4.2	Form of Base Warrant Agreement (included as Annex L to the proxy statement/prospectus).
4.3	Form of Pre-Funded Warrant Agreement (included as Annex M to the proxy statement/prospectus).
4.4	Form of Convert Warrant Agreement (included as Annex O to the proxy statement/prospectus).
4.5**	Specimen Common Stock Certificate of New Adagio.
5.1**	Opinion of Kirkland & Ellis LLP.
8.1**	Tax opinion of Kirkland & Ellis LLP.
10.1	Form of Convertible Security Subscription Agreement (included as Annex N to the proxy statement/prospectus).
10.2	Investor Rights Agreement (included as Annex T to the proxy statement/prospectus).
10.3
Sponsor Letter Agreement, dated February 13, 2024, by and between ARYA Sciences Acquisition Corp, ARYA Sciences Holdings IV, Todd Wider, Michael Henderson, Leslie Trigg, Joseph Edelman, Adam Stone, Michael Altman, Konstantin Poukalov and Adagio Medical, Inc. (included as Annex U to the proxy statement/prospectus).

10.4***	Form of ARYA Indemnity Agreement (incorporated herein by reference to Exhibit 10.4 to ARYA’s Registration Statement on Form S-1 filed with the SEC on February 19, 2021).
10.5	Form of Stockholder Transaction Support Agreement (included as Annex V to the proxy statement/prospectus).
10.6*	Form of New Adagio 2024 Equity Incentive Plan (included as Annex W to the proxy statement/prospectus).
10.7*	Form of New Adagio 2024 Key Employee Equity Incentive Plan (included as Annex X to the proxy statement/prospectus).
10.8*	Form of New Adagio 2024 Employee Stock Purchase Plan (included as Annex Y to the proxy statement/prospectus).
10.9**	Form of New Adagio Indemnity Agreement.
10.10	Form of Convert Guaranty (included as Annex P to the proxy statement/prospectus).
10.11	Form of Convert Security Document (included as Annex Q to the proxy statement/prospectus).
10.12	Form of Convert Registration Rights Agreement (included as Annex R to the proxy statement/prospectus).
10.13	Form of New Adagio Convertible Note (included as Exhibit A to Annex N to the proxy statement/prospectus).
10.14	Form of Non-Redemption Subscription Agreement (included as Annex I to the proxy statement/prospectus).
10.15	Form of Open Market Purchase Subscription Agreement (included as Annex J to the proxy statement/prospectus).
10.16	Form of Subscription Agreement with Pre-Funded Warrant and Base Warrant (included as Annex K to the proxy statement/prospectus).

Exhibit Number	Description
10.17	Form of PIPE Subscription Agreement, by and among the Perceptive PIPE Investor, ListCo and ARYA (included as Annex G to the proxy statement/prospectus).
10.18	Form of Amendment to PIPE Subscription Agreement, by and among the Perceptive PIPE Investor, ListCo and ARYA (included as Annex H to the proxy statement/prospectus).
10.19
2024 Bridge Financing Note Subscription Agreement, dated as of February 13, 2024, by and between ListCo, the Perceptive PIPE Investor and certain other investors thereto (included as Exhibit A of Annex S to the proxy statement/prospectus).

10.20***
Registration and Shareholder Rights Agreement, dated March 2, 2021, by and among ARYA Sciences Acquisition Corp IV, ARYA Sciences Holdings IV, and certain other equityholders party thereto (incorporated herein by reference to Exhibit 10.3 to ARYA’s Current Report on Form 8-K filed with the SEC on March 2, 2021).

10.21***
SPAC Sponsor Letter Agreement, dated February 25, 2021, by and among ARYA Sciences Acquisition Corp IV, ARYA Sciences Holdings IV, and ARYA’s officers and directors (incorporated herein by reference to Exhibit 10.4 to ARYA’s Current Report on Form 8-K filed with the SEC on March 2, 2021).

10.22***
Administrative Services Agreement, dated March 2, 2021, by and between ARYA Sciences Acquisition Corp IV and ARYA Sciences Holdings IV (incorporated herein by reference to Exhibit 10.5 to ARYA’s Current Report on Form 8-K filed with the SEC on March 2, 2021).

10.23***
Convertible Promissory Note, dated November 7, 2022, by and between ARYA Sciences Acquisition Corp IV and ARYA Sciences Holdings IV (incorporated herein by reference to Exhibit 10.1 to ARYA’s Current Report on Form 8-K filed with the SEC on November 7, 2022).

10.24***
Convertible Promissory Note, dated February 28, 2023, by and between ARYA Sciences Acquisition Corp IV and ARYA Sciences Holdings IV (incorporated herein by reference to Exhibit 10.1 to ARYA’s Annual Report on Form 8-K filed with the SEC on March 1, 2023).

10.25***
Amendment to Second Convertible Promissory Note, dated February 13, 2024, by and between ARYA Sciences Acquisition Corp IV and ARYA Sciences Holdings IV (incorporated herein by reference to Exhibit 10.14 to Current Report on Form 8-K filed with the SEC on February 14, 2024).

10.26***
Amended and Restated Third Promissory Note, dated February 13, 2024, by and between ARYA Sciences Acquisition Corp IV and ARYA Sciences Holdings IV (incorporated herein by reference to Exhibit 10.15 to ARYA’s Current Report on Form 8-K filed with the SEC on February 14, 2024).

10.27***
Convertible Promissory Note, dated February 8, 2024, by and between ARYA Sciences Acquisition Corp IV and ARYA Sciences Holdings IV (incorporated herein by reference to Exhibit 10.1 to ARYA’s Current Report on Form 8-K filed with the SEC on February 9, 2024).

10.28**	Indemnification Agreement, dated November 9, 2020, between Adagio Medical, Inc. and Olav Bergheim.
10.29**	Facilities and Services Agreement, dated June 1, 2011, between Fjord Ventures, LLC and Adagio Medical, Inc.
10.30**	First Amendment to Facilities and Services Agreement, dated January 1, 2012, between Fjord Ventures, LLC and Adagio Medical, Inc.
10.31**	Second Amendment to Facilities and Services Agreement, dated November 1, 2015, between Fjord Ventures, LLC and Adagio Medical, Inc.
10.32**	Third Amendment to Facilities and Services Agreement, dated January 1, 2017, between Fjord Ventures, LLC and Adagio Medical, Inc.
10.33**	Fourth Amendment to Facilities and Services Agreement, dated January 1, 2019, between Fjord Ventures, LLC and Adagio Medical, Inc.
10.34**	Fifth Amendment to Facilities and Services Agreement, dated January 1, 2020, between Fjord Ventures, LLC and Adagio Medical, Inc.
10.35**	Sixth Amendment to Facilities and Services Agreement, dated January 1, 2021, between Fjord Ventures, LLC and Adagio Medical, Inc.
10.36**	Seventh Amendment to Facilities and Services Agreement, dated July 1, 2022, between Fjord Ventures, LLC and Adagio Medical, Inc.

Exhibit Number	Description
10.37**	Eighth Amendment to Facilities and Services Agreement, dated January 1, 2023, between Fjord Ventures, LLC and Adagio Medical, Inc.
10.38**	Ninth Amendment to Facilities and Services Agreement, dated August 1, 2023, between Fjord Ventures, LLC and Adagio Medical, Inc.
10.39**	Offer Letter, dated April 18, 2023, between Adagio Medical, Inc. and John Dahlforf.
10.40***
Convertible Promissory Note, dated June 28, 2024, by and between ARYA Sciences Acquisition Corp IV and ARYA Sciences Holdings IV (incorporated herein by reference to Exhibit 10.1 to ARYA’s Current Report on Form 8-K filed with the SEC on July 2, 2024).

21.1**	List of subsidiaries of registrant.
23.1*	Consent of WithumSmith+Brown, PC, independent registered accounting firm for ARYA.
23.2*	Consent of WithumSmith+Brown, PC, independent registered public accounting firm for Adagio.
23.3*	Consent of WithumSmith+Brown, PC, independent registered public accounting firm for Aja HoldCo, Inc.
23.4**	Consent of Kirkland & Ellis LLP (included as part of Exhibit 5.1).
23.5**	Consent of Kirkland & Ellis LLP (included as part of Exhibit 8.1).
24.1**	Power of Attorney (included on signature page of the initial filing of this registration statement).
99.1	Form of Proxy Card for the General Meeting (included as Annex AA to the proxy statement/prospectus).
99.2**	Consent of Olav Bergheim to be named as a director nominee.
99.3**	Consent of James L. Cox, MD to be named as a director nominee.
99.4**	Consent of Keyvan Mirsaeedi-Farahani to be named as a director nominee.
99.5**	Consent of Timothy Moran to be named as a director nominee.
99.6*	Consent of Shahram Moaddeb to be named as a director nominee.
99.7*	Consent of Orly Mishan to be named as a director nominee.
99.8*	Consent of Scalar, LLC.
107**	Filing Fee Table.
*	Filed herewith.
**	Previously filed.
***	Incorporated by reference.
†	Certain information has been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

Item 22.	Undertakings.
The undersigned registrant, hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);
ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(7)
That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on July 11, 2024.
By:	/s/ Adam Stone
Name:	Adam Stone
Title:	Chief Executive Officer and Director
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on July 11, 2024:
Signature	Title

/s/ Adam Stone	Chief Executive Officer and Director (Principal Executive Officer)
Adam Stone

/s/ Michael Altman	Chief Financial Officer and Director (Principal Financial and Accounting Officer)
Michael Altman